Form 20-F
period 2021-01-03
Maxeon Solar Technologies, Ltd.
filed 2021-04-06
CIK 1796898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended January 3, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-39368
______________________________
Maxeon Solar Technologies, Ltd.
(Exact name of registrant as specified in its charter)
______________________________
N/A
(Translation of Registrant’s name into English)
Singapore
(Jurisdiction of incorporation or organization)
8 Marina Boulevard #05-02
Marina Bay Financial Centre
Singapore 018981
(Address of principal executive office)
Jeffrey W. Waters
51 Rio Robles
San Jose, California 95134
(408) 240-5500
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	NASDAQ Global Select Market
Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
33,995,116 ordinary shares, excluding 2,532,782 ordinary shares reserved for future grants under our share incentive plans, as of January 3, 2021
______________________________
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on an attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15U.S.C. 7762(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

-i-

-ii-

INTRODUCTION AND USE OF CERTAIN TERMS
We are registered with the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”) under the name “Maxeon Solar Technologies, Ltd.” In this annual report, “we,” “us,” “our” and “Maxeon” shall refer to Maxeon Solar Technologies, Ltd. as the context may require.
We were formed in the third quarter of 2019 under the name “Maxeon Solar Technologies, Pte. Ltd.” and converted to a public company under the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”) under the name of “Maxeon Solar Technologies, Ltd.” We are a holding company of businesses contributed to Maxeon by SunPower Corporation (“SunPower”) in connection with the Spin-off described below.
We prepare consolidated and combined financial statements expressed in U.S. dollars. Our consolidated and combined financial statements responsive to Item 17 of this Form 20-F are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).
The Company has a 52-to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. Fiscal year 2020 is a 53-week fiscal year while fiscal year 2019 and 2018 are 52-week fiscal years. Our fiscal year 2020 ended on January 3, 2021, our fiscal year 2019 ended on December 29, 2019 and our fiscal year 2018 ended on December 30, 2018.
On August 26, 2020 (the “Distribution Date”), SunPower completed the Spin-off (the “Spin-off”) of Maxeon. The Spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares of Maxeon (the “Maxeon shares”) to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020. As a result of the Distribution of the Maxeon shares, on the Distribution Date, Maxeon became an independent, public company and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN”.
MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://www.maxeon.com/trademarks for more information.

MARKET INFORMATION
This Form 20-F contains certain industry and market data that were obtained from third-party sources, such as industry surveys and industry publications, including, but not limited to, publications by Wood MacKenzie, PV Infolink, PV Insights, Bloomberg New Energy Finance and International Technology Roadmap for Photovoltaic. This Form 20-F also contains other industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of such industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.
In addition, industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that any projections they contain are based on a number of significant assumptions. Forecasts, projections and other forward-looking information obtained from these sources involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section “Special Note About Forward-Looking Statements” below. You should not place undue reliance on these statements.

UNIT OF POWER
When referring to our solar power systems, our facilities’ manufacturing capacity and total sales in this Form 20-F, the unit of electricity in watts for kilowatts (“KW”), megawatts (“MW”) and gigawatts (“GW”) is direct current (“DC”), unless otherwise noted as alternating current (“AC”).

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
Certain statements relating to Maxeon in this Form 20-F or documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics or natural disasters, including the duration, scope and impact on the demand for our products and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our liquidity, substantial indebtedness, and ability to obtain additional financing; (f) our upstream technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance based on bookings, backlog, and pipelines in our sales channels; (i) expected demand recovery and market traction for Maxeon as a result of anticipated product launches; (j) our expectations regarding the potential outcome, or financial or other impact on our business as a result of the Spin-off from SunPower Corporation; and (k) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, epidemics or natural disasters, including impacts of the COVID-19 pandemic; (3) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (4) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (5) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects and customers; (6) changes in public policy, including the imposition and applicability of tariffs; (7) regulatory changes and the availability of economic incentives promoting use of solar energy; (8) fluctuations in our operating results; (9) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (10) unanticipated impact to customer demand and sales schedules due to among other factors, the spread of COVID-19 and other environmental disasters; (11) challenges in managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; and (12) unpredictable outcomes resulting from our litigation activities.
Some of these factors are discussed in more detail in this Form 20-F, including under “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We provide the information in this Form 20-F as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Form 20-F as a result of new information, future events or otherwise.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
1.A.DIRECTORS AND SENIOR MANAGEMENT
Not Applicable.
1.B.ADVISORS
Not Applicable.
1.C.AUDITORS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
3.A.SELECTED FINANCIAL DATA
Not Applicable.
3.B.CAPITALIZATION AND INDEBTEDNESS
Not Applicable.
3.C.REASONS FOR THE OFFER AND USE OF PROCEEDS
Not Applicable.
3.D.RISK FACTORS
You should carefully consider the risks described in this section, together with all of the other information included in this Form 20-F, in evaluating us and our shares. The following risk factors could adversely affect our business, financial condition, results of operations and the price of our shares.
Risk Factor Summary
The following is a summary of the principal risks discussed in greater detail in the following pages, that could materially and adversely affect our business, results of operations, cash flows, and financial condition:
Risks Related to the COVID-19 Pandemic
•The COVID-19 pandemic has had an adverse impact on our business, operations, and financial performance, as well as on the business operations and financial performance of many of our suppliers, dealers and customers. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position, and the achievement of our strategic objectives.
Risks Related to the Maxeon Business Generally
•If we fail to successfully reduce costs in response to downward pressure on solar panel prices, or fail to develop and introduce new and enhanced products, we may be unable to compete effectively, and our ability to generate revenues, profits and cash flows could suffer.

•Changes in international trade policies, tariffs, or trade disputes could significantly and adversely affect our business, revenues, margins, results of operations and cash flows.
•The reduction, modification or elimination of government incentives could cause our revenue to decline and harm our financial results.
•Existing regulations and policies and changes to these regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.
•We may incur unexpected warranty and product liability claims that could materially and adversely affect our financial condition and results of operations, damage our market reputation, and prevent us from maintaining or increasing our market share.
Risks Related to Our Liquidity
•We may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund our operations and make adequate capital investments as planned due to the general economic environment and continued market pressure driving down the average selling prices of our solar power products, among other factors.
•We may be unable to access our existing debt facilities that are contingent on certain financial performance measurements.
•The existence of substantial indebtedness and other contractual commitments could adversely affect our business, financial condition, and results of operations, as well as our ability to meet our payment obligations under our debt or other contractual commitments.
Risks Related to Our Supply Chain
•Our long-term, firm commitment polysilicon supply agreements have and could further result in excess inventory, place us at a competitive disadvantage on pricing, have a negative impact on our liquidity and materially and adversely affect our results of operations and financial condition.
•We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, which could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.
•Fluctuations in the demand for our products may cause impairment of long-lived assets or cause us to write off equipment or inventory, and each of these events could materially and adversely affect our financial results.
Risks Related to Our Operations
•We derive a significant portion of our revenues from our largest customers and are subjected to concentration of credit risk.
•We have significant global activities and customers, which subject us to additional business risks, including logistical complexity and political instability.
•If we do not achieve satisfactory yields or quality in manufacturing our solar products, our sales could decrease and our relationships with our customers and our reputation may be harmed.
•We depend on our Huansheng joint venture for our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.
Risks Related to the Separation from SunPower
•We may not be successful in our transition to being a standalone public company following the Spin-off from SunPower, which may have a material and adverse effect on our business, prospects, financial condition and results of operations.
•Our historical financial information is not necessarily representative of the results we would have achieved as a standalone public company and may not be a reliable indicator of our future results.
•SunPower could suffer significant tax liability as a result of the Spin-off, and in certain circumstances, we could be required to indemnify SunPower for material taxes pursuant to indemnification obligations under the Tax Matters Agreement. In addition, we have agreed to certain restrictions designed to preserve the tax treatment of the Spin-off that may reduce our strategic and operating flexibility.
Risks Related to the Ownership of Our Shares
•Total’s and TZS’s significant ownership of our shares may adversely affect the liquidity and value of our shares.
•If a substantial number of Maxeon shares become available for sale and are sold in a short period of time, the market price for our shares could decline.
•The effect of the Physical Delivery Forward and Prepaid Forward, which were entered into in connection with the issuance of our Green Convertible Notes, may affect the value of Maxeon shares and may result in unexpected market activity in Maxeon shares.
•We are subject to counterparty risk with respect to the Prepaid Forward and the Physical Delivery Forward.
Risks Related to the COVID-19 Pandemic

The COVID-19 pandemic has had an adverse impact on our business, operations, and financial performance, as well as on the business operations and financial performance of many of our suppliers, dealers and customers. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position, and the achievement of our strategic objectives.
The COVID-19 pandemic has had an adverse impact on most aspects of our business, operations and financial performance, and the impact is ongoing and will continue to evolve. The pandemic has affected our employees and their ability to work, our ability to conduct our business operations around the globe, reduced demand for our products, disrupted our supply chains, limited the ability of some of our customers to purchase and pay for our products, and caused us to reallocate and prioritize our planned spending among our strategic initiatives. These impacts are substantial and may make it more difficult for us to generate cash flow to meet our own obligations under the terms of our outstanding indebtedness. While we will continue to evaluate our ability to obtain relief through government assistance, such relief may not be available and, even if available, is unlikely to fully mitigate the impacts of the pandemic on our business and our financial results.
Employees. The safety and wellbeing of our employees is paramount and could also impact our ability to address the uncertainties associated with the COVID-19 pandemic. We have modified our business practices in response to the pandemic, instituting health and safety measures such as limiting employee travel, implementing social distancing and remote work measures, and cancelling physical participation in meetings, events, and conferences. Despite these efforts, such measures may not be sufficient to mitigate the risks posed by the COVID-19 pandemic to our employees, dealers, customers and suppliers. Our employees may be unable to work effectively due to sheltering-in-place arrangements, illness, quarantine, travel restrictions, lack of public transportation or other restrictions required by government authorities or that we determine are in the best interests of our employees, which may harm our operations. In addition, while we have, among other things, established enhanced cleaning procedures at our facilities that have been successful in preventing any known on-site transmissions, and protocols for responding when our employees are infected, we cannot assure these will be sufficient to continue to mitigate the risks faced by our work force or the disruptions or liability we may face as a result of any outbreaks of COVID-19.

Adverse manufacturing and supply impacts. The COVID-19 pandemic is adversely affecting, and is expected to continue to adversely affect, our business and operations, including our manufacturing operations, bookings and sales, and may adversely affect our ability to continue to invest in all of our planned research and development and other initiatives. While all of our factories resumed production as of May 2020 in accordance with the relevant local restrictions and with additional safety measures to protect our employees, following our temporary idling of these facilities earlier in the year, new governmental recommendations, guidance, orders and restrictions may be issued in some locations if the pandemic recurs or worsens and we may at any time be ordered by governmental authorities, or we may determine, based on our understanding of the recommendations, orders or restrictions of governmental authorities, that we have to curtail or cease business operations or activities, including manufacturing. During a prolonged reduction in manufacturing operations or demand, the business and financial condition of our suppliers and customers may deteriorate, resulting in liquidity challenges, bankruptcies, permanent discontinuation of operations, or an inability to make timely deliveries or payments to us. Additionally, the failure of our suppliers or vendors to supply materials or equipment, or the failure of our vendors to install, repair, or replace our specialized equipment, due to the COVID-19 pandemic, related containment measures, or limitations on logistics providers’ ability to operate, may delay, slowdown or shutdown our manufacturing operations or otherwise cause us to adjust our manufacturing capacity. Our suppliers and vendors may also request new or changed credit terms, which could effectively increase the prices we pay for raw materials and supplies.

Impact on strategic investments and research and development initiatives. Although we continue to invest in research and development initiatives, including for development of our Maxeon 7 technology, we cannot be certain that we will realize the anticipated value of such investments or realize the anticipated value within previously predicted time frames, in light of the economic uncertainty caused by the COVID-19 pandemic and related measures including the unavailability of our personnel and third-party partners who are engaged in the research and development activities.
Decline in demand for products. We have experienced, and expect to continue to experience, a decline in demand for our solar panels in light of the global economic slowdown caused by the COVID-19 pandemic and the associated decrease in consumer spending, which we expect will have a near-term adverse impact on our business, financial condition, results of operations, and cash flows. Additionally, the continued economic disruption caused by the COVID-19 pandemic may result in a long-term tightening of the supply of capital in global financial markets. As credit markets become more challenging, customers may be unable or unwilling to finance the cost of our products, and the parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for our customers, any of which could materially and adversely affect our revenue and growth of our business. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory.

Impacts on our ability to meet our financial commitments. Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flows. In light of reduced demand and general economic uncertainty related to the COVID-19 pandemic, we cannot assure you that our business will generate cash flows from operations, or that future borrowings will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under our debt and to fund other liquidity needs. If we are unable to generate sufficient cash flows to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. There can be no assurance that we will be successful in any sale of assets, refinancing, restructuring, or capital raising effort.

Risks in relation to cyber-attacks. In response to the COVID-19 pandemic, the vast majority of our employees who are capable of performing their function remotely are working from home. While we have instituted security measures to minimize the likelihood and impact of a cybersecurity incident with respect to employees utilizing technological communications tools, these measures may be inadequate to prevent a cybersecurity breach because of the unprecedented number of employees continuously using these tools. Any increase in the frequency or scope of cyber-attacks during the COVID-19 pandemic may exacerbate the aforementioned cybersecurity risks.

Impact on other risks inherent in our business. The overall effect that the COVID-19 pandemic will have on our business, financial condition and results of operations will depend on future developments, including the ultimate duration and scope of the pandemic, the timing of lifting or easing of various governmental restrictions or whether such restrictions are reinstituted, the impact on our suppliers, dealers and customers, and how quickly economic conditions, operations, and the demand for our products return to prior levels. The ultimate effect that the pandemic may have on our operating and financial results is not presently known to us or may present unanticipated risks that cannot be determined at this time.
We expect the COVID-19 pandemic will continue to have a material adverse effect on our business, and thus are aggressively managing our response to the pandemic. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks identified in this “Risk Factors” section. We believe the most significant elements of uncertainty are the intensity and duration of the impact on project installation by our customers, commercial and consumer spending as well as the ability of our sales channels, supply chain, manufacturing, and distribution to continue to operate with minimal disruption, all of which could negatively impact our financial position, results of operations, cash flows and outlook.
Risks Related to the Maxeon Business Generally
If we fail to successfully reduce costs in response to downward pressure on solar panel prices, or fail to develop and introduce new and enhanced products, we may be unable to compete effectively, and our ability to generate revenues, profits and cash flows could suffer.
Our solar panels are competitive in the market as compared with lower cost conventional solar cells, such as thin-film, due to our products’ higher efficiency, among other things. Given the general downward pressure on prices for solar panels driven by increasing supply and technological change, a principal component of our business strategy is reducing costs to manufacture our products competitively. If our competitors are able to drive down their manufacturing costs or increase the efficiency of their products faster than we can, or if competitor products are exempted from tariffs and quotas and ours are not, our products may become less competitive even when adjusted for efficiency. Further, if raw materials costs and other third-party component costs were to increase, we may not meet our cost reduction targets. If we cannot effectively reduce costs, our competitive position could suffer, we could lose sales and/or market share, and our margins could be adversely affected as we face downward pricing pressure.
The solar power market is characterized by continually changing technology and improving features, such as increased efficiency, higher power output and enhanced aesthetics. Technologies developed by our direct competitors, including thin-film solar panels, concentrated solar power systems, solar thermal electric and other solar technologies, may provide energy at lower costs than our products. We also face competition in some markets from other energy generation sources, including conventional fossil fuels, wind, biomass, and hydro. In addition, we compete with traditional utilities that supply energy to our potential customers. Such utilities have greater financial, technical, operational and other resources than we do. If electricity rates decrease and our products become less competitive by comparison, our operating results and financial condition could be adversely affected.
Failure to further refine our technology, reduce costs in our manufacturing process, and develop and introduce new solar power products could cause our products or our manufacturing facilities to become less competitive or obsolete, which could reduce our market share, cause our sales to decline, and cause the impairment of our assets. We are required to continually develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards, competitive pricing and changing customer preferences, expectations, and requirements. It is difficult to successfully predict the products our customers will demand. If we cannot continually improve the efficiency and prove the reliability of our solar panels as compared with those of our competitors, our pricing will become less competitive, we could lose market share, and our margins would be adversely affected.

As we introduce new or enhanced products or integrate new technology and components into our products, we will face risks relating to such transitions including, among other things, the incurrence of high fixed costs, technical challenges, acceptance of products by our customers, disruption in customers’ ordering patterns, insufficient supplies of new products to meet customers’ demand, possible product and technology defects arising from the integration of new technology and a potentially different sales and support environment relating to any new technology. Our failure to manage the transition to newer products or the integration of newer technology and components into our products could adversely affect our business’s operating results, financial condition and cash flows.
The increase in the global supply of solar cells and panels, and increasing competition, may cause substantial downward pressure on the prices of such products and cause us to lose sales or market share, resulting in lower revenues, earnings, and cash flows.
Global solar cell and panel production capacity has been materially increasing overall, and solar cell and solar panel manufacturers currently have excess capacity, relative to global demand, particularly in China. We believe the solar industry may from time to time experience periods of structural imbalance between supply and demand (i.e., where production capacity exceeds global demand), and that such periods will continue to put pressure on pricing. Excess capacity and industry competition have resulted in the past, and may continue to result, in substantial downward pressure on the price of solar cells and panels, including our products. There may be additional pressure on global demand and average selling prices in the future resulting from fluctuating demand in certain solar markets. Intensifying competition could also cause us to lose sales or market share. The excess of global supply coupled with the decline in demand in light of the global economic slowdown caused by the COVID-19 pandemic, and the associated decrease in consumer spending, resulted in a global price reduction in 2020. Such price reductions or loss of sales or market share could have a negative impact on our revenue and earnings, and could materially adversely affect our business, financial condition and cash flows. In addition, our internal pricing forecasts may not be accurate in such a market environment, which could cause our financial results to be different than forecasted. Uncertainty with respect to Chinese and other government policies, including subsidies or other incentives for solar projects, may cause increased, decreased, or volatile supply and/or demand for solar products, which could negatively impact our revenue and earnings.

The solar industry faces competition from other types of renewable and non-renewable power industries.
The solar industry faces competition from other renewable energy companies and non-renewable power industries, including nuclear energy and fossil fuels such as coal, petroleum and natural gas. Technological innovations in these other forms of energy may reduce their costs or increase their safety. Large-scale new deposits of fossil fuel may be discovered, which could reduce their costs. Local governments may decide to strengthen their support for other renewable energy sources, such as wind, hydro, biomass, geothermal and ocean power, and reduce their support for the solar industry. The inability to compete successfully against producers of other forms of power would reduce our market share and negatively affect our results of operations.

Changes in international trade policies, tariffs, or trade disputes could significantly and adversely affect our business, revenues, margins, results of operations and cash flows.
On February 7, 2018, safeguard tariffs on imported solar cells and modules went into effect pursuant to Proclamation 9693, which approved recommendations to provide relief to U.S. manufacturers and impose safeguard tariffs on imported solar cells and modules, based on the investigations, findings, and recommendations of the U.S. International Trade Commission (the “International Trade Commission”). Modules are subject to a four-year tariff at a rate of 30% in the first year, declining 5% in each of the three subsequent years, to a final tariff rate of 15% in 2021. Cells are subjected to a tariff-rate quota, under which the first 2.5 GW of cell imports each year will be exempt from tariffs; and cells imported after the 2.5 GW quota has been reached will be subject to the same 30% tariff as modules in the first year, with the same 5% decline in each of the three subsequent years. The tariff-free cell quota applies globally, without any allocation by country or region.

The tariffs could materially and adversely affect our business and results of operations. While solar cells and modules based on interdigitated back contact (“IBC”) technology, like our Maxeon 2, Maxeon 3, Maxeon 5, Maxeon 6 and related products, were granted exclusion from these safeguard tariffs on September 19, 2018, our solar products based on other technologies continue to be subject to the safeguard tariffs. Additionally, if these safeguard tariffs are not extended, the reduced competitiveness of our IBC technology in the United States after 2021 could negatively impact our revenue and earnings. Although we are actively engaged in efforts to mitigate the effect of these tariffs and SunPower filed an assessment with the International Trade Commission that the existing quota on cells will eventually be insufficient to supply the domestic industry and should be increased, there is no guarantee that these efforts will be successful.
Additionally, the Office of the United States Trade Representative (“USTR”) initiated an investigation under Section 301 of the Trade Act of 1974 into the government of China’s acts, policies, and practices related to technology transfer, intellectual property, and innovation. Starting in 2018, the USTR imposed additional import duties of up to 25% on certain Chinese products covered by the Section 301 remedy. These tariffs include certain solar power system components and finished products, including those purchased from our suppliers for use in our products and used in our business. The United States and China may continue taking additional retaliatory measures in response to actions taken by the other country, which may result in changes to existing trade agreements and terms including additional tariffs on imports from China or other countries.
On January 15, 2020, the United States and China entered into a “Phase One” trade agreement, and the two governments have indicated that they may seek to negotiate additional trade agreements. Nonetheless, the Phase One agreement does not contain specific provisions committing the United States to reduce the Section 301 or Proclamation 9693 tariffs, and no fixed timetable for their removal has been announced. Discussions on a potential “Phase Two” agreement have been delayed for several reasons, including recent political tensions between the two countries, the COVID-19 pandemic, the transition to a new presidential administration, and negotiations regarding key U.S. priorities. Both China and the United States took retaliatory measures in 2020 in response to actions taken by the other country, including in connection with the COVID-19 pandemic and the introduction of new laws and political measures in Hong Kong.
Additionally, on May 1, 2020, President Trump issued Executive Order 13920 declaring a national emergency with respect to foreign supply of bulk-power system electric equipment and directed the U.S. Secretary of Energy to take additional steps to protect the security, integrity, and reliability of bulk-power system electric equipment used in the United States. These additional steps expressly included the prohibition of certain transactions. Subsequently, President Biden issued an Executive Order on “Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis, dated January 20, 2021 that suspends, in part, Executive Order 13920 for 90 days. During this 90-day window, the Secretary of Energy and the Director of the Office of Management and Budget will jointly consider whether to recommend a replacement order be issued. Although Executive Order 13920 did not specifically address the solar industry, and it is unclear whether further action will impact the bulk power solar industry, it is possible that the U.S. Secretary of Energy and Director of the Office of Management and Budget could seek to take actions that have an adverse effect on our suppliers, customers, partners, or projects including by prohibiting certain transactions.
Uncertainty surrounding the implications of existing tariffs affecting the U.S. solar market, trade tensions between China and the United States, changes to international trade policies and other trade and national security regulatory actions could cause market volatility, price fluctuations, supply shortages, and project delays, any of which could harm our business, and our pursuit of mitigating actions may divert substantial resources from other projects. In addition, the imposition of additional tariffs or trade controls could result in a wide range of impacts to the global solar industry and manufacturing market, as well as our business in particular. Such tariffs or trade controls could materially increase the price of our solar products and result in significant additional costs to us, our resellers, and our resellers’ customers, which could cause a significant reduction in demand for our solar power products and adversely affect our competitive position. With the uncertainties associated with the tariffs and Section 301 trade case, events and changes in circumstances have indicated that the carrying values of our long-lived assets associated with our manufacturing operations might not be recoverable.

Our planned Performance line manufacturing operations in Mexicali, Mexico and Malaysia are primarily intended to supply customers in the United States market. Changes to import tariffs, including but not limited to the possible extension of the Section 201 safeguard measure, could impact our ability to cost effectively import panels into the United States, and we may not be able to find sufficient demand in other markets that would fully utilize our planned expansion capacity. In this case, the expected returns from our planned Mexicali, Mexico and Malaysian operations could be negatively affected.
The reduction, modification or elimination of government incentives could cause our revenue to decline and harm our financial results.
The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network or sold to a utility under tariff, depends in large part on the availability and size of government mandates and economic incentives because, at present, the cost of solar power generally exceeds retail electric rates in many locations and wholesale peak power rates in some locations. Incentives and mandates vary by geographic market. Various government bodies in most of the countries where we do business have provided incentives in the form of feed-in tariffs, rebates, and tax credits and other incentives and mandates, such as renewable portfolio standards and net metering, to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These various forms of support for solar power are subject to change and are expected in the longer term to decline. Even changes that may be viewed as positive can have negative effects if they result, for example, in delaying purchases that otherwise might have been made before expiration or scheduled reductions in such credits. Governmental decisions regarding the provision of economic incentives often depend on political and economic factors that we cannot predict and that are beyond our control. The reduction, modification or elimination of grid access, government mandates or economic incentives in one or more of our customer markets could materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenue to decline and materially adversely affect our financial results.
Existing regulations and policies and changes to these regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.
The market for electric generation products is heavily influenced by government laws, regulations and policies concerning the electric utility industry globally, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and changes that make solar power less competitive with other power sources could deter investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could in turn result in a significant reduction in the demand for our solar power products. The market for electric generation equipment is also influenced by trade and local content laws, regulations and policies that can discourage growth and competition in the solar industry and create economic barriers to the purchase of solar power products, thus reducing demand for our solar products. In addition, on-grid applications depend on access to the grid, which is also regulated by government entities. We anticipate that our solar power products and their installation will continue to be subject to oversight and regulation in accordance with regulations relating to construction, safety, environmental protection, utility interconnection and metering, trade, and related matters. It is difficult to track the requirements of local jurisdictions and design equipment to comply with the varying standards. In addition, the U.S., European Union and Chinese governments, among others, have imposed tariffs or are in the process of evaluating the imposition of tariffs on solar panels, solar cells, polysilicon, and potentially other components. These and any other tariffs or similar taxes or duties may increase the price of our solar products and adversely affect our efforts to reduce costs, which could harm our results of operations and financial condition. Any new regulations or policies pertaining to our solar power products may result in significant additional expenses to us, our resellers and our resellers’ customers, which could cause a significant reduction in demand for our solar power products.

We may incur unexpected warranty and product liability claims that could materially and adversely affect our financial condition and results of operations, damage our market reputation, and prevent us from maintaining or increasing our market share.
Our current standard product warranty for our solar panels and their components includes a 25-year warranty period for defects in materials and for greater than promised declines in power performance. We believe our warranty offering is in line with industry practice. This long warranty period creates a risk of extensive warranty claims long after we have shipped product and recognized revenue. We perform accelerated life cycle testing that exposes our products to extreme stress and climate conditions in both environmental simulation chambers and in actual field deployments in order to highlight potential failures that could occur over the 25-year warranty period. We also employ measurement tools and algorithms intended to help us assess actual and expected performance; these attempt to compare actual performance against an expected performance baseline that is intended to account for many factors (like weather) that can affect performance. Although we conduct accelerated testing of our solar panels and components, they have not and cannot be tested in an environment that exactly simulates the 25-year warranty period and it is difficult to test for all conditions that may occur in the field. Further, there can be no assurance that our efforts to accurately measure and predict panel and component performance will be successful. We have sold products under our warranties since the early 2000s and have therefore not experienced the full warranty cycle. As a result of these warranty programs, we bear the risk of product warranty claims long after we have sold our solar modules and recognized revenue from sales.
Increases in the defect rate of our products could cause us to increase the amount of warranty reserves and have a corresponding material and adverse impact on our results of operations. Further, potential future product failures could cause us to incur substantial expense to repair or replace defective products, and we have agreed in some circumstances to indemnify our customers and our distributors against liability from some defects in our solar products. A successful indemnification claim against us could require us to make significant damage payments. Repair and replacement costs, as well as successful indemnification claims, could materially and adversely impact our financial condition and results of operations.
Like other retailers, distributors, and manufacturers of products that are used by customers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products into which our solar cells and panels are incorporated results in injury, property damage, or other damages. We may be subject to warranty and product liability claims in the event that our solar power systems fail to perform as expected or if a failure of our solar power systems or any component thereof results, or is alleged to result, in bodily injury, property damage or other damages. Since our solar power products are electricity-producing devices, it is possible that our systems could result in injury, whether by product malfunctions, defects, or other causes. In addition, since we only began selling our solar cells and solar panels in the early 2000s and the products we are developing incorporate new technologies, we cannot predict the extent to which product liability claims may be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we may not have adequate resources to satisfy a successful claim against us. A successful warranty or product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, product recalls and a negative impact on our goodwill and reputation, any of which could adversely affect our business, operating results and financial condition.
Our business could be adversely affected by seasonal trends and construction cycles.
Our business is subject to significant industry-specific seasonal fluctuations. There are various reasons for this seasonality, mostly related to economic incentives and weather patterns. For example, in European countries with feed-in tariffs, the construction of solar power systems may be concentrated during the second half of the calendar year, largely due to the annual reduction of the applicable minimum feed-in tariff and the fact that the coldest winter months in the Northern Hemisphere are January through March, which could lead to declining sales in cold-weather months.

Risks Related to Our Liquidity
We may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund our operations and make adequate capital investments as planned due to the general economic environment and continued market pressure driving down the average selling prices of our solar power products, among other factors.
To develop or scale new products, increase our manufacturing capacity, support future growth, achieve operating efficiencies, and maintain product quality, we must make significant capital and other investments in manufacturing technology, facilities and capital equipment, research and development, and product and process technology. Our manufacturing and assembly activities have required and will continue to require significant investment of capital and substantial engineering expenditures.

We have recently announced that we plan to manufacture and sell new Performance line shingled module technology for use in the United States market, aimed at utility-scale power plants and large-scale commercial and industrial systems. This investment plan requires significant expenditure and is contingent upon us securing the necessary financing. While we intend to raise debt or equity financing to fund this capital expenditure, there is a risk that we may not be successful in doing so in a timely manner or at all or on terms favorable to our overall financial position or liquidity. Our failure to secure such financing would affect our ability to make these planned capital expenditures which could materially and adversely affect our business.

Our use of working capital may be greater than we anticipate if sales and associated receipt of cash proceeds are delayed, or if we decide to accelerate increases in our manufacturing capacity internally or through capital contributions to joint ventures. In addition, we could in the future make additional investments in certain of our joint ventures or could guarantee certain financial obligations of our joint ventures, which could reduce our cash flows, increase our indebtedness and expose us to the credit risk of our joint venture partners. In addition, if our financial results or operating plans deviate from our current assumptions, we may not have sufficient resources to support our business plan.
We expect that we will manage our working capital requirements and fund our committed capital expenditures through our current cash and cash equivalents, cash generated from operations, and funds to the extent available to us under our existing debt facilities. Under these debt facilities, the funds may not be available to us or the lenders may require us to repay our indebtedness to them in certain events, including the event that our obligations under our indebtedness or contracts are accelerated and we fail to discharge such obligations. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity investments or debt securities or obtain other debt financings. Market conditions, however, could limit our ability to raise capital by issuing new equity or debt securities at all or on acceptable terms, and lenders may be unwilling to lend funds at all or on acceptable terms. The sale of additional equity investments or convertible or exchangeable debt securities may result in additional dilution to our shareholders. Additional debt would result in increased expenses and could impose new restrictive covenants that may be different from those restrictions contained in the covenants under our existing debt facilities.
If we cannot generate sufficient cash flows, find other sources of capital to fund our operations, or make adequate capital investments to remain technologically and price competitive, we may need to sell additional equity investments or debt securities, or obtain other debt financings. If adequate funds from these or other sources are not available at all or on acceptable terms, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts, meet our debt service obligations, or otherwise respond to competitive pressures could be significantly impaired. Our inability to do any of the foregoing could have a material and adverse effect on our business, results of operations and financial condition.

We may be unable to access our existing debt facilities that are contingent on certain financial performance measurements.
As of January 3, 2021, we have $125.0 million of undrawn debt facilities which are subject to financial covenants and conditions that limit our ability to draw under these facilities, if not satisfied. In the event that we are not able to meet such conditions prior to the end of the drawdown period of August 2021 applicable to a portion of the facilities, to renegotiate the covenants or to extend the drawdown period, we will not be able to access these facilities which could have a material and adverse effect on our liquidity.
The existence of substantial indebtedness and other contractual commitments could adversely affect our business, financial condition, and results of operations, as well as our ability to meet our payment obligations under our debt or other contractual commitments.
As of January 3, 2021, we had $249.4 million of debt outstanding. Additionally, we have $125.0 million of undrawn debt facilities which are subject to financial covenants and conditions that may limit our ability to draw under these facilities. Our debt could have material consequences on our future operations, including:
•making it more difficult for us to meet our payment and other obligations under our outstanding debt;
•resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which could result in all or a significant portion of our debt becoming immediately due and payable;
•reducing the availability of our cash flows to fund working capital, capital expenditures and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;
•limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and
•placing us at a competitive disadvantage compared with our competitors that have less debt or have lower leverage ratios.
Our ability to meet our payment and other obligations under our debt instruments or other contractual commitments depends on our ability to generate significant cash flows, which, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flows from operations, or that future borrowings will be available to us under our existing or any future debt instruments or otherwise, in an amount sufficient to enable us to meet our payment obligations under our debt or other contractual obligations and to fund other liquidity needs. If we are unable to generate sufficient cash flows to service our debt or make payments under our other contractual obligations, we may need to refinance or restructure our debt or seek to raise additional capital. There can be no assurance that we will be successful in any refinancing or debt restructuring effort.
We may be unable to raise the funds necessary to repurchase the Green Convertible Notes for cash following a fundamental change or pursuant to a mandatory redemption, or to pay any cash amounts due upon conversion.
Holders of our Green Convertible Notes (as defined under “Item 5.B. Liquidity and Capital Resources”) may require us to repurchase their Green Convertible Notes following a fundamental change at a cash repurchase price generally equal to the principal amount of the Green Convertible Notes to be repurchased, plus accrued and unpaid interest, if any. Furthermore, upon conversion of any Green Convertible Notes, we will satisfy part or all of our conversion obligation in cash unless we elect to settle conversions solely in Maxeon shares. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase or redeem the Green Convertible Notes or pay the cash amounts due upon conversion. In addition, applicable law, regulatory authorities and the agreements governing our other indebtedness restrict or may restrict our ability to repurchase or redeem the Green Convertible Notes when required or to pay the cash amounts due upon conversion. For example, certain of the debt financing arrangements that we entered into in connection with the Spin-off require such debt to be repaid, or a consent from the lenders to be obtained, before we may repurchase or redeem the Green Convertible Notes in connection with a fundamental change or pursuant to a mandatory redemption. Our failure to repurchase or redeem Green Convertible Notes or to pay the cash amounts due upon conversion when required will constitute a default under the indenture governing the Green Convertible Notes. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our other indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under our debt agreements.
We may be classified as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, which could result in Maxeon being subject to U.S. federal income tax indefinitely.
Section 7874 of the Code may cause a corporation organized outside the United States to be treated as a U.S. corporation (and, therefore, taxable in the United States) unless one or more exceptions apply. The application of Section 7874 of the Code and its various exceptions are complex and subject to factual and legal uncertainties, with respect to some of which the U.S. Internal Revenue Service (“IRS”) has yet to issue guidance. Based on facts as they presently exist, we do not expect Section 7874 to apply to us. However, if we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we would be subject to U.S. corporate income tax on our worldwide income and the income of our non-U.S. subsidiaries would be subject to U.S. tax when deemed recognized under the U.S. federal income tax rules for controlled foreign subsidiaries. See “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations—Treatment of Maxeon as a U.S. Company for U.S. Federal Income Tax Purposes.”
Failure to meet hiring, capital spending and other requirements to utilize tax incentives provided to us in Singapore, Malaysia and the Philippines, or to avail ourselves of tax incentives in other jurisdictions, could adversely affect our results.
As part of establishing our new corporate headquarters in Singapore, we expect to utilize incentives from Singapore’s Economic Development Board (“EDB”). These include favorable tax treatment and other forms of financial and operational support. Such incentives are contingent on our meeting hiring and capital expenditure requirements in Singapore. Failure to meet any conditions of our incentives in Singapore may result in us losing any tax benefits provided to us by the EDB, which could have an adverse effect on our business and operations.
We benefit from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. This is scheduled to expire on June 30, 2021, but can be renewed for a third and final five year term. We are in the process of negotiating with the Malaysia government to modify the requirements of the second five-year term in light of changing plans to expand manufacturing operations in Malaysia. If it is found that we have not complied with the tax holiday’s requirements (and if we fail to achieve a waiver therefrom), we could be retroactively and prospectively subject to statutory tax rates and repayment of certain incentives, which could materially and adversely impact our business and financial condition.
Our Philippine income tax holiday expired in 2020. However, we continue to qualify for a 5% preferential tax rate on gross income attributable to activities covered by our Philippine Economic Zone Authority (“PEZA”) registration. The Philippine net income attributable to all other activities is taxed at the statutory Philippine corporate income tax rate, which is currently 30%. We need to continue to comply with PEZA requirements and remain in good standing to utilize the 5% preferential tax rate. Failure to do so could materially and adversely impact our business and financial condition.
More generally, with the finalization of specific actions contained within the Organization for Economic Development and Cooperation’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) study (“Actions”), many OECD countries have acknowledged their intent to implement the Actions and update their local tax regulations. Among the considerations required by the Actions is the need for appropriate local business operational substance to justify any locally granted tax incentives, such as those described above, and that the incentives are not determined to constitute “state aid” which would invalidate the incentive. If we fail to maintain sufficient operational substance or if it is determined the incentive regimes do not conform with the BEPS regulations being considered for implementation, material and adverse economic impacts may result.

Risks Related to Our Supply Chain
Our long-term, firm commitment polysilicon supply agreements have and could further result in excess inventory, place us at a competitive disadvantage on pricing, have a negative impact on our liquidity and materially and adversely affect our results of operations and financial condition.
We are dependent on our suppliers to provide us with the raw materials needed in our manufacturing processes. Due to an industry-wide shortage of polysilicon experienced prior to 2008, SunPower entered into long-term fixed supply agreements for polysilicon with two suppliers for periods of up to 10 years to match SunPower’s estimated customer demand forecasts and growth strategy, and these agreements were thereafter extended from time to time.
In connection with the Spin-off, we entered into an agreement with SunPower pursuant to which we agreed to receive SunPower’s rights under the continuing long-term fixed supply agreements (including SunPower’s deposits and advanced payments thereunder) and, in return, we agreed to perform all of SunPower’s existing and future obligations under the agreements (including all take-or-pay obligations).
The long-term fixed supply agreements with one of the suppliers expired in the first quarter of fiscal year 2019 and the agreements with the second supplier expire in the fourth quarter of fiscal year 2022. These agreements cannot be canceled or terminated prior to their expiration. We may negotiate with the second supplier to extend the timing of delivery and acceptance of polysilicon pursuant to the underlying contractual purchase obligations.
Pursuant to the agreements, we purchase polysilicon that the supplier delivers to third-party ingot and wafer manufacturers who sell wafers to us that we then use in the manufacturing of our solar cells.
The price of polysilicon currently available in the market has decreased significantly below what is contemplated in the agreements, and our expenditures under the long-term fixed supply agreements with the remaining supplier may negatively impact our liquidity or put us at a disadvantage relative to our competitors. Specifically, the agreements provide for fixed or inflation-adjusted pricing, which has prevented us from benefiting from decreased polysilicon costs and has caused us to purchase polysilicon at unfavorable pricing and payment terms relative to prices available in the market and payment terms available to our competitors. In addition, in the event that we have inventory in excess of short-term requirements of polysilicon in our manufacturing operations, in order to reduce inventory or improve working capital, we may elect to sell such inventory in the marketplace at prices below our purchase price, thereby incurring a loss. During fiscal year 2020, we recognized charges of $8.5 million related to losses incurred as a result of such ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements and we estimate that we paid $78.0 million above the market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process. As of January 3, 2021, based on the then price of polysilicon available in the market, we estimated the remaining contractual commitments under these long-term fixed supply agreements for polysilicon that are above market to be approximately $178.7 million, which we expect to incur in fiscal years 2021 and 2022.
Further, because the agreements are “take or pay,” we could be required to purchase polysilicon from our supplier that is currently not required in our production plan to meet current demand, resulting in additional costs.
Additionally, in the event any of our suppliers experience financial difficulties or go into bankruptcy, it could be difficult or impossible, or may require substantial time and expense, for us to recover any or all of our prepayments to those suppliers.
Any of the foregoing could materially harm our liquidity, financial condition and results of operations and could put us at a disadvantage relative to our competitors.

We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, which could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.
We rely on a limited number of third-party suppliers for certain raw materials and components for our solar cells, panels and power systems, such as polysilicon, inverters and module material. As a result, the failure of any of our suppliers to perform could disrupt our supply chain. If we fail to maintain our relationships with our suppliers or to build relationships with new suppliers, or if suppliers are unable to meet demand through industry consolidation, or if our suppliers’ costs increase and we are unable to mitigate the impacts, we may be unable to manufacture our products, or our products may be available only at a higher cost or after a delay.
To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. In addition, our suppliers could be unable or unwilling to raise capital if required to expand their production or satisfy their operating capital requirements. As a result, they could be unable to supply necessary raw materials, inventory and capital equipment which we would require to support our planned sales operations, which could in turn materially and adversely impact our sales volume, profitability, and cash flows. The failure of a supplier to supply raw materials or components in a timely manner, or to supply raw materials or components that meet our quality, quantity and cost requirements or, otherwise on commercially reasonable terms, could impair our ability to manufacture our products or could increase our cost of production. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our products to our customers within required timeframes.
Any such delays could result in sales and installation delays, cancellations, inability to retain customers, increased manufacturing costs, penalty payments or loss of revenue and market share, any of which could have a material and adverse effect on our business, financial condition and results of operations.
Fluctuations in the demand for our products may cause impairment of long-lived assets or cause us to write off equipment or inventory, and each of these events could materially and adversely affect our financial results.
In addition, if the demand for our solar products decreases, our manufacturing capacity could be underutilized, and we may be required to record an impairment of our long-lived assets, including facilities and equipment, which would increase our expenses. In improving our manufacturing processes consistent with our cost reduction roadmap, we could write off equipment that is removed from the manufacturing process. In addition, if product demand decreases or we fail to forecast demand accurately, we could be required to write off inventory or record excess capacity charges, which could have a negative impact on our gross margin. Factory-planning decisions may shorten the useful lives of long-lived assets, including facilities and equipment, and cause us to accelerate depreciation. Each of the above events could materially and adversely affect our future financial results.
Risks Related to Our Operations
Our success depends on the continuing contributions of our key personnel and our ability to attract and retain qualified personnel in our industry.
We rely heavily on the services of our key executive officers, and the loss of services of any principal member of our management team could adversely affect our operations. We have invested and continue to invest significant resources in recruiting and developing new members of management following the Spin-off. In the transition to a standalone company, we may also experience a significant amount of personnel turnover and we anticipate that over time we will need to hire a number of highly skilled technical, manufacturing, administrative, and accounting personnel. The competition for qualified personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of qualified personnel to support our anticipated growth. We cannot guarantee that any employee will remain employed with us for any definite period of time since many of our employees, including our key executive officers, serve at-will and may terminate their employment at any time for any reason.

We derive a significant portion of our revenues from our largest customers and are subjected to concentration of credit risk.
Historically, we have relied on a limited number of customers for a substantial portion of our revenue. During the fiscal year 2020, SunPower accounted for 27.4% of our total revenue and 39.5% of accounts receivable as of January 3, 2021. In addition, no other customer accounted for at least 10% of revenue and three other customers accounted for 15.1%, 11.6% and 10.6% of accounts receivable as of January 3, 2021. The loss of any of our significant customers, their inability to perform under their agreements, their default in payment or the renegotiation of any of their agreements, could have a material and adverse effect on our financial results.
Because we rely on key customers for a significant portion of our revenues, we depend on the creditworthiness of these customers. If the financial condition of our customers declines, our credit risk could increase. Should one or more of our significant customers declare bankruptcy, it could materially and adversely affect the collectability of our accounts receivable and our bad debt reserves, cash flows and net income.
In connection with the Spin-off, we entered into an exclusive supply agreement with SunPower (the “Supply Agreement”) pursuant to which SunPower will purchase, and we will sell solar panels for use in residential and commercial solar applications in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands) (“Domestic Territory”).
Under the Supply Agreement, SunPower is required to purchase, and we are required to supply, certain minimum volumes of products during each calendar quarter of the term. The proceeds generated under the Supply Agreement constitute a material portion of our revenues and margins, and the structure of the Supply Agreement was negotiated based on prevailing market conditions with minimum volumes established based on SunPower’s forecasted requirements. As market conditions change prior to the end of term of the Supply Agreement, the performance of our obligations under the Supply Agreement may materially and adversely affect our revenues and results of operations as compared to terms available in the market with other third parties. Additionally, each party is subject to reciprocal penalties for failing to purchase or supply, as applicable, the minimum product volumes that have been agreed upon. We may be under pressure to renegotiate the contract and may be subject to the risk of renegotiation by SunPower. There is also a risk that SunPower may not be able perform its obligations under the Supply Agreement. Finally, the parties may decide not to extend the term of the Supply Agreement and subsequent to its expiration, it may take time for us to rebuild customer demand for such products in the United States.
We have significant global activities and customers, which subject us to additional business risks, including logistical complexity and political instability.
Our sales are made to customers in over 100 countries, and similarly a substantial portion of our supply agreements are with supply and equipment vendors distributed globally. We have solar cell and module production lines located at our manufacturing facilities in France, Malaysia, Mexico, and the Philippines, and at our Huansheng joint venture, which operates in China.
Risks we face in conducting business on this global scale include:
•difficulty in competing against companies who may have greater financial resources and/or a more effective or established localized business presence and/or an ability to operate with minimal or negative operating margins for sustained periods of time;
•adverse public policies in countries we operate including multiple, conflicting, and changing laws and regulations, export and import restrictions, employment laws, environmental protection, regulatory requirements, international trade agreements, and other government approvals, permits and licenses;
•potential disruptions due to labor disputes;
•difficulties and costs in staffing such as identifying, attracting, training, and retaining qualified sales, technical and other personnel and managing foreign operations as well as cultural differences;

•relatively uncertain legal systems, including potentially limited protection for intellectual property rights, and laws, changes in the governmental incentives we rely on, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in certain countries or otherwise place them at a competitive disadvantage in relation to domestic companies;
•inadequate local infrastructure and developing telecommunications infrastructures;
•financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable;
•currency fluctuations, government-fixed foreign exchange rates, the effects of currency hedging activity, and the potential inability to hedge foreign currency fluctuations;
•political, social and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions, as well as natural disasters or outbreaks of disease, such as the existing COVID-19 pandemic;
•trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;
•business climates that may have the effect of putting foreign companies at a disadvantage relative to domestic companies; and
•liabilities associated with compliance with laws (for example, foreign anti-bribery laws).
We have a complex organizational structure involving many entities globally. This increases the potential impact of adverse changes in laws, rules and regulations affecting the free flow of goods and personnel, and therefore heightens some of the risks noted above. Further, this structure requires us to effectively manage our international inventory and warehouses. If we fail to do so, our shipping movements may not correspond with product demand and flow. If changes in law, regulations or related interpretations occur, this may result in adverse tax or other consequences affecting our capital structure, intercompany interest rates and legal structure. If we are unable to successfully manage any such risks, any one or more could materially and negatively affect our business, financial condition and results of operations.
We could be adversely affected by any violations of anti-bribery laws.
The countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Our policies mandate compliance with these anti-bribery laws. We operate in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our entry into new jurisdictions through internal growth or acquisitions requires substantial government contact where norms can differ from standards that exist in the United States and elsewhere. While we implement policies and procedures and conduct training that require and facilitate compliance with these anti-bribery laws, thereby mitigating the risk of violations of such laws, our employees, subcontractors and agents may take actions in violation of our policies and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material and adverse effect on our business, financial condition, cash flows, and reputation.
If we experience interruptions in the operation of our solar cell or module production lines, our revenue and results of operations may be materially and adversely affected.
If our solar cell or module production lines suffer problems that cause downtime, we might be unable to meet our production targets, which could materially and adversely affect our business. Our manufacturing activities require significant management attention, a significant capital investment and substantial engineering expenditures.
The success of our manufacturing operations is subject to significant risks including:

•cost overruns, delays, supply shortages, equipment problems and other operating difficulties;
•custom-built equipment may take longer or cost more to engineer than planned and may never operate as designed;
•incorporating first-time equipment designs and technology improvements, which we expect to lower unit capital and operating costs, but which may not be successful;
•our ability to obtain or maintain third-party financing to fund capital requirements;
•difficulties in maintaining or improving our historical yields and manufacturing efficiencies;
•difficulties in protecting our intellectual property and obtaining rights to intellectual property developed by our manufacturing partners;
•difficulties in hiring and retaining key technical, management, and other personnel;
•impacts that may arise from, and actions taken in response to, natural disasters, epidemics or pandemics, including the temporary idling of our solar cell and module production lines located at our manufacturing facilities in France, Malaysia, Mexico and the Philippines, and the facilities of our Huansheng joint venture in China, consistent with actions taken or recommended by governmental authorities in connection with the COVID-19 pandemic;
•potential inability to obtain, or obtain in a timely manner, financing, or approvals from governmental authorities for operations;
•increased costs and extended timelines for the upgrades of our cell and module production lines to our next-generation technologies; and
•tariffs imposed on imported solar cells and modules which may cause market volatility, price fluctuations, supply shortages, and project delays.
Any of these or similar difficulties may unexpectedly delay or increase costs of our supply of solar cells.
If we do not achieve satisfactory yields or quality in manufacturing our solar products, our sales could decrease and our relationships with our customers and our reputation may be harmed.
The manufacture of solar cells is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases, cause production to be suspended or yield no output. If we do not achieve planned yields, our product costs could increase and product availability could decrease, which could result in lower revenues than expected. In addition, in the process of transforming polysilicon into ingots, a significant portion of the polysilicon is removed in the process. In circumstances where we provide the polysilicon, if our suppliers do not have very strong controls in place to ensure maximum recovery and utilization, our economic yield can be less than anticipated, which could increase the cost of raw materials to us.
Additionally, products as complex as ours may contain undetected errors or defects, especially when first introduced. For example, our solar cells or solar panels may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to incur significant warranty, non-warranty, recall and re-engineering costs, divert the attention of our engineering personnel from product development efforts, and significantly affect our customer relations and business reputation. If we deliver solar products with errors or defects, including cells or panels of third-party manufacturers, or if there is a perception that such solar products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. We could also be required to implement product recalls under applicable law, which could materially and adversely affect our results of operations and financial condition.

We obtain certain of our capital equipment used in our manufacturing process from sole suppliers and if this equipment is damaged or otherwise unavailable, our ability to deliver products on time could suffer, which in turn could result in order cancellations and loss of revenue.
Some of the capital equipment used in the manufacture of our solar power products has been developed and made specifically for us, is not readily available from multiple vendors and would be difficult to repair or replace if it were to become damaged or stop working. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment, our business could suffer. In addition, a supplier’s failure to supply this equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay our future capacity expansion or manufacturing process improvements and otherwise disrupt our production schedule or increase our costs of production.
Fluctuations in foreign currency exchange rates and interest rates could materially and adversely affect our business and results of operations.
We have significant sales globally, and we are exposed to movements in foreign exchange rates, primarily related to sales to European customers that are denominated in Euros. Depreciation of the Euro would adversely affect our margins on sales to European customers. In addition, we have manufacturing operations in France, Malaysia, Mexico and the Philippines, and are subject to the risks of the respective currency fluctuations of these countries as we purchase supplies and incur other operational expenses in local currencies. We also purchase Performance line solar panels from our Huansheng joint venture in China for which the expenses are denominated in currencies other than the U.S. dollar. When foreign currencies appreciate against the dollar, inventories and expenses denominated in foreign currencies become more expensive. An increase in the value of the dollar relative to foreign currencies could make our solar power products more expensive for international customers, thus potentially leading to a reduction in demand, and impacting our sales and profitability. As a result, substantial unfavorable changes in foreign currency exchange rates could have a material and adverse effect on our financial condition and results of operations. Although we seek to reduce our currency exposure by engaging in hedging transactions where we deem it appropriate, we do not know whether our efforts will be successful. Because we hedge some of our expected future foreign exchange exposure, if associated revenues do not materialize, we could experience losses. In addition, any break-up of the Eurozone could disrupt our sales and supply chain, expose us to financial counterparty risk, and materially and adversely affect our results of operations and financial condition.
We are exposed to interest rate risk because many of our customers depend on debt financing to purchase our solar power systems. An increase in interest rates could make it difficult for our customers to obtain the financing necessary to purchase our solar power systems on favorable terms, or at all, and thus lower demand for our solar power products, reduce revenue and adversely affect our operating results. An increase in interest rates could lower a customer’s return on investment in a system or make alternative investments more attractive relative to solar power systems, which, in each case, could cause our customers to seek alternative investments that promise higher returns or demand higher returns from our solar power systems, which could reduce our revenue and gross margin and adversely affect our operating results. Our interest expense would increase to the extent interest rates rise in connection with our variable interest rate borrowings. Conversely, lower interest rates have an adverse impact on our interest income.
Our use of joint ventures may expose us to risks associated with jointly owned investments.
We currently operate parts of our business through joint ventures with other companies, and we may enter into additional joint ventures and strategic alliances in the future. Joint venture investments may involve risks not otherwise present in investments made solely by us, including:
•we may not control the joint ventures;
•our joint venture partners may not agree to distributions that we believe are appropriate;

•where we do not have substantial decision-making authority, we may experience impasses or disputes with our joint venture partners on certain decisions, which could require us to expend additional resources to resolve such impasses or disputes, including litigation or arbitration;
•our joint venture partners may become insolvent or bankrupt, fail to fund their share of required capital contributions or fail to fulfil their obligations as a joint venture partner;
•the arrangements governing our joint ventures may contain certain conditions or milestone events that may never be satisfied or achieved;
•our joint venture partners may have business or economic interests that are inconsistent with ours and may take actions contrary to our interests;
•we may suffer losses as a result of actions taken by our joint venture partners with respect to our joint venture investments;
•it may be difficult for us to exit a joint venture if an impasse arises or if we desire to sell our interest for any reason; and
•we may make capital investments in our joint ventures, which may limit our ability to apply our resources to other endeavors that we find attractive, or decide not to participate in capital investments with our joint venture partners which may result in the dilution of our ownership and corresponding impact to our decision-making authority and share of future profits or losses.
Any of the foregoing risks could have a material and adverse effect on our business, financial condition and results of operations. In addition, we may, in certain circumstances, be liable for the actions of our joint venture partners.
We depend on our Huansheng joint venture for our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.
We rely upon our Huansheng joint venture for our Performance line modules. Huansheng operates as a standalone entity and we have significantly less oversight and control over its assembly and testing capacity, delivery schedules, quality assurance, manufacturing yields and production costs than if we operated as a vertically integrated business. We rely upon Huansheng for our Performance line modules and with a single supply source, we are more exposed to risks relating to costs, quality control and supply chain management than if we sourced from multiple suppliers. If the operations of our joint venture were disrupted or its financial stability impaired, or if it was unable or unwilling to devote supply to us in a timely manner, or at competitive prices, our costs could be impacted and our business could suffer. Events that disrupt production include the recent polysilicon plant fires, flooding and COVID-19 that impacted the overall supply of raw materials and components. We also risk customer delays resulting from an inability to move module production to an alternate provider, and it may not be possible to obtain sufficient capacity or comparable production costs at another facility in a timely manner. In addition, migrating our design methodology to third-party contract manufacturers or to a captive panel assembly facility could involve increased costs, resources and development time, and utilizing third-party contract manufacturers could expose us to further risk of losing control over our intellectual property and the quality of our solar panels. Any reduction in the supply of solar panels could impair our revenue by significantly delaying our ability to ship products and potentially damage our relationships with new and existing customers, any of which could have a material and adverse effect on our financial condition and results of operation.
While we believe we currently have effective internal control over financial reporting, we may identify a material weakness in our internal control over financial reporting that could cause investors to lose confidence in the reliability of our financial statements and result in a decrease in the value of our shares.
Our management is responsible for maintaining internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of combined financial statements for external purposes in accordance with GAAP. They are also responsible, in accordance with the Singapore Companies Act, for keeping accounting and other records that will sufficiently explain the transactions and financial position of Maxeon, establishing true and fair financial statements to be prepared from time to time and maintaining that records be kept in such manner as to enable them to be conveniently and properly audited. We need to continuously maintain our internal control processes and systems and adapt them as our business grows and changes. This process is expensive, time-consuming, and requires significant management attention. Furthermore, as we grow our business, our internal controls may become more complex and we may require significantly more resources to ensure they remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm identify material weaknesses in our internal controls, the disclosure of that fact, even if quickly remedied, may cause investors to lose confidence in our financial statements and the trading price of our shares may decline.
Remediation of a material weakness could require us to incur significant expense and if we fail to remedy any material weakness, our financial statements may be inaccurate, our ability to report our financial results on a timely and accurate basis may be adversely affected, our access to the capital markets may be restricted, the trading price of our shares may decline, and we may be subject to sanctions or investigation by regulatory authorities, including the SEC or NASDAQ. We may also be required to restate our financial statements from prior periods.
We may in the future be required to consolidate the assets, liabilities and financial results of certain of our existing or future joint ventures, which could have an adverse impact on our financial position, gross margin, and operating results.
The Financial Accounting Standards Board has issued accounting guidance regarding variable interest entities (“VIEs”) that could affect our accounting treatment of our existing and future joint ventures. To ascertain whether we are required to consolidate an entity, we determine whether it is a VIE and if we are the primary beneficiary in accordance with the accounting guidance. Factors we consider in determining whether we are the VIE’s primary beneficiary include the decision-making authority of each partner, which partner manages the day-to-day operations of the joint venture and each partner’s obligation to absorb losses or right to receive benefits from the joint venture in relation to that of the other partner. Changes in the financial accounting guidance, or changes in circumstances at each of these joint ventures, could lead us to determine that we have to consolidate the assets, liabilities and financial results of such joint ventures. The consolidation of our VIEs could have a material adverse impact on our financial position, gross margin and operating results and could significantly increase our indebtedness. In addition, we may enter into future joint ventures or make other equity investments, which could have an adverse impact on us because of the financial accounting guidance regarding VIEs.
Our manufacturing facilities, as well as the facilities of certain subcontractors and suppliers, are located in regions that are subject to epidemic or pandemic events, earthquakes, floods, and other natural disasters, and climate change and climate change regulation that could have an adverse effect on our operations and financial results.
Our manufacturing facilities are located in France, Malaysia, Mexico and the Philippines, and our Huansheng joint venture operates in China. Any significant epidemic or pandemic (including the ongoing COVID-19 pandemic), earthquake, flood, or other natural disaster in these countries or countries where our suppliers are located could materially disrupt our operations and/or our production capabilities, could result in damage or destruction of all or a portion of our facilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our products and services. For example, ash and debris from volcanic activity at the Taal Volcano in the Philippines forced closures and evacuations of nearby areas in January 2020 and impacted our employees. In addition, certain modified business practices taken in response to the COVID-19 pandemic have affected our ability to conduct our business operations around the globe. Our factories have resumed production as of May 2020 in accordance with the relevant local regulations and with additional safety measures and procedures to protect our employees in place.
In addition, legislators, regulators, and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce green-house gas emissions. Further regulation could be forthcoming with respect to green-house gas emissions. Such regulations could result in regulatory or product standard requirements for our global business, including our manufacturing operations. Furthermore, the potential physical impacts of climate change on our operations may include changes in weather patterns (including floods, tsunamis, drought and rainfall levels), water availability, storm patterns and intensities, and temperature levels. These potential physical effects may materially and adversely affect the cost, production, sales and financial performance of our operations.
Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.
We use, generate and discharge toxic, volatile, and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities and are subject to extensive environment laws and regulations at the international level. These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management, and disposal of hazardous materials and wastes, the cleanup of contaminated sites, and occupational health and safety. As we operate in jurisdictions worldwide, our environmental compliance burden may continue to increase both in terms of magnitude and complexity. We have incurred and may continue to incur significant costs in complying with these laws and regulations. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to, among other matters, potentially significant monetary damages and fines or liabilities or suspensions in our business operations. In addition, if more stringent laws and regulations are adopted in the future, the costs of compliance with these new laws and regulations could be substantial. If we fail to comply with present or future environmental laws and regulations, we may be required to pay substantial fines, suspend production or cease operations, or be subjected to other sanctions.
Our insurance for certain indemnity obligations we have to our officers and directors may be inadequate, and potential claims could materially and negatively impact our financial condition and results of operations.
Pursuant to our constitution (the “Constitution”), and to the extent permitted by the Singapore Companies Act and applicable laws, we will indemnify our officers and directors for certain liabilities that may arise in the course of their service to us. Although we currently maintain director and officer liability insurance for certain potential third-party claims for which we are legally or financially unable to indemnify them, such insurance may be inadequate to cover certain claims, or may prove prohibitively costly to maintain in the future. In addition, we may choose to primarily self-insure with respect to potential third-party claims. If we were required to pay a significant amount on account of these liabilities for which we self-insured, our business, financial condition, and results of operations could be materially harmed.
Risks Related to Our Intellectual Property
We depend on our intellectual property, and we may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in the loss of significant rights.
From time to time, we, our customers, or our third parties with whom we work may receive letters, including letters from other third parties, and may become subject to lawsuits with such third parties alleging infringement of their patents or other intellectual property rights. Additionally, we are required by contract to indemnify some of our customers and our third-party intellectual property providers for certain costs and damages of patent infringement in circumstances where our products are a factor creating the customer’s or these third-party providers’ infringement liability. This practice may subject us to significant indemnification claims by our customers and our third-party providers. We cannot assure investors that indemnification claims will not be made or that these claims will not harm our business, operating results or financial condition. Intellectual property litigation is very expensive, unpredictable and time-consuming, could divert management’s attention from our business, and could have a material adverse effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, our customers or our third-party intellectual property providers, we may be required to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Parties making infringement claims may also be able to bring an action that could result in an order stopping the importation or exportation of our solar products into or from a particular jurisdiction. For example, a party could make an infringement claim before the International Trade Commission that could result in an order stopping the importation into the United States of our solar products. Any of these judgments could materially damage our business. We may have to develop non-infringing technology, and our failure in doing so or in obtaining licenses to the proprietary rights on a timely basis could have a material adverse effect on our business, financial condition and results of operations.
We may file or continue to pursue claims against other parties for infringing our intellectual property that may be very costly and may not be resolved in our favor.
To protect our intellectual property rights and to maintain our competitive advantage, we may file or continue to pursue suits against parties who we believe infringe or misappropriate our intellectual property. Intellectual property litigation is very expensive, unpredictable and time consuming, could divert management’s attention from our business, and could have a material adverse effect on our business, operating results, or financial condition. Moreover, our enforcement efforts may not be successful and may not result in anticipated outcomes. In addition, the validity of our patents may be challenged in such litigation. Our participation in intellectual property enforcement actions may negatively impact our financial results.
Our business is subject to a variety of U.S. and international laws, rules, policies, and other obligations regarding privacy, data protection, and other matters.
We are subject to U.S. and international laws relating to the collection, use, retention, security, and transfer of customer, employee, and business partner personally identifiable information (“PII”), including the European Union’s General Data Protection Regulation (“GDPR”), which came into effect in May 2018, the California Consumer Privacy Act (“CCPA”), which came into effect on January 1, 2020 and the Singapore Personal Data Protection Act 2012 (No. 26 of 2012). In many cases, these laws apply not only to third-party transactions, but also to transfers of information between one company and its subsidiaries, and among the subsidiaries and other parties with which we have commercial relations. The introduction of new products or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. Foreign data protection, privacy, and other laws and regulations, including GDPR, can be more restrictive than those in the United States. These laws and regulations, including GDPR which can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations, including GDPR, are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to inquiries or investigations, claims or other remedies, including fines, which may be significant, or demands that we modify or cease existing business practices.
A failure by us, our suppliers, or other parties with whom we do business to comply with posted privacy policies or with other U.S. or international privacy-related or data protection laws and regulations, including GDPR and CCPA, could result in proceedings against us by governmental entities or others, which could have a material and adverse effect on our business, results of operations, and financial condition.
We rely substantially upon trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenue, profit and cash flows could suffer.
We seek to protect our proprietary manufacturing processes, documentation, and other written materials primarily under trade secret and copyright laws. We also typically require employees, consultants, and third parties, such as our suppliers, vendors and customers, with access to our proprietary information to execute confidentiality agreements. The steps we take to protect our proprietary information may not be adequate to prevent misappropriation of our technology. Our systems may be subject to intrusions, security breaches, or targeted theft of our trade secrets. In addition, our proprietary rights may not be adequately protected because:

•others may not be deterred from misappropriating our technologies despite the existence of laws or contracts prohibiting such misappropriation and information security measures designed to deter or prevent misappropriation of our technologies;
•policing unauthorized use of our intellectual property may be difficult, expensive, and time-consuming, the remedy obtained may be inadequate to restore protection of our intellectual property, and moreover, we may be unable to determine the extent of any unauthorized use; and
•the laws of other countries in which we market our solar products, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies.
Reverse engineering, unauthorized copying, or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without compensating us for doing so. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. We cannot ensure that the outcome of such potential litigation will be in our favor, and such litigation may be costly and may divert management attention and other resources away from our business. An adverse determination in any such litigation may impair our intellectual property rights and may harm our business, prospects, and reputation. Our joint ventures, partners and suppliers may not be deterred from misappropriating our proprietary technologies despite contractual and other legal restrictions. Legal protection in countries where our joint ventures, partners and suppliers are located may not be robust and enforcement by us of our intellectual property rights may be difficult. As a result, our joint ventures, partners and suppliers could directly compete with our business. Any such activities or any other inabilities to adequately protect our proprietary rights could harm our ability to compete, to generate revenue, profit and cash flows, and to grow our business.
We may not obtain sufficient patent protection on the technology embodied in the solar products we currently or plan to manufacture and market, which could harm our competitive position and increase our expenses.
Although we substantially rely on trade secret laws and contractual restrictions to protect the technology in the solar products we currently manufacture and market, our success and ability to compete in the future may also depend to a significant degree upon obtaining patent protection for our proprietary technology. We currently own multiple patents and patent applications which cover aspects of the technology in the solar cells and solar panels that we currently manufacture and market. We intend to continue to seek patent protection for those aspects of our technology, designs, and processes that we believe provide significant competitive advantages.
Our patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek or we may have to refile patent applications due to newly discovered prior art. In addition, any issued patents may be challenged, invalidated, or declared unenforceable, or even if we obtain an award of damages for infringement by a third party, such award could prove insufficient to compensate for all damages incurred as a result of such infringement, and we may not be able to secure an injunction to prevent the third party from continuing such infringement.
The term of any issued patent is generally 20 years from its earliest filing date and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may issue. Our present and future patents may provide only limited protection for our technology and may be insufficient to provide competitive advantages to us. For example, competitors could develop similar or more advantageous technologies on their own or design around our patents. Also, patent protection in certain non-U.S. countries may not be available or may be limited in scope and any patents obtained may not be readily enforceable because of insufficient judicial effectiveness or evidence gathering, making it difficult for us to aggressively protect our intellectual property from misuse or infringement by other companies in these countries. Our inability to obtain and enforce our intellectual property rights in some countries may harm our business. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations in general or in specific geographies that later turn out to be important.

We may not be able to prevent others from using trademarks which we hold or will hold in connection with their solar power products, which could adversely affect the market recognition of our name and our revenue, profits and cash flows.
We hold registered trademarks for Maxeon, SunPower and other marks in certain countries, including, in the case of Maxeon, the United States. We have not registered, and may not be able to register, these trademarks in other key countries. In the foreign jurisdictions where we are unable to obtain or have not tried to obtain registrations, others may be able to sell their products using trademarks compromising or incorporating our chosen brands, which could lead to customer confusion. In addition, if there are jurisdictions where another proprietor has already established trademark rights in marks containing our chosen brands, we may face trademark disputes and may have to market our products with other trademarks or without our trademarks, which may undermine our marketing efforts. In addition, we may have difficulty in establishing strong brand recognition with consumers if others use similar marks for similar products.
Pursuant to a brand framework agreement with SunPower, SunPower assigned to us the non-U.S. “SUNPOWER” trademarks and SunPower retained ownership of its SUNPOWER trademarks in the U.S. and a limited license to the “SUNPOWER” trademarks in Canada. We market solar panels under the SUNPOWER brand outside of the U.S. and we may face risks of such products being associated with the SUNPOWER brand if any negative publicity were to be incurred to that brand in the U.S., which is not within our control.
We rely upon SunPower’s Research and Development Team for a significant portion of our ongoing development of our future technology.
We currently rely on SunPower to perform research and development work under a product collaboration agreement, with research conducted in SunPower’s Silicon Valley research and development labs. While we are creating a research and development laboratory in Singapore, we intend for SunPower’s team to continue to perform a substantial portion of our research and development needs and failure by SunPower to devote sufficient resources to these research and development programs, or breach of the product collaboration agreement, could delay the development of expected future technology improvements and decrease our expected product differentiation versus our competitors, which could have a material and adverse effect on our business, results of operations, and financial condition.
Risks Related to Cybersecurity
We may be subject to breaches of our information technology systems, which could lead to disclosure of our internal information, damage our reputation or relationships with customers, and disrupt access to our online services. Such breaches could subject us to significant reputational, financial, legal, and operational consequences.
Our business requires us to use and store confidential and proprietary information, intellectual property, commercial banking information, personal information concerning customers, employees, and business partners, and corporate information concerning internal processes and business functions. Malicious attacks to gain access to such information affects many companies across various industries, including ours.
In certain instances, we use encryption and authentication technologies to secure the transmission and storage of data. These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularity or malicious effort, and result in persons obtaining unauthorized access to our data.
We devote resources to network security, data encryption, and other security measures to protect our systems and data, but these security measures cannot provide absolute security. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, target end users through phishing and other malicious techniques, and/or may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventative measures. As a result, we have experienced breaches of our systems in the past, and we may experience a breach of our systems in the future that reduces our ability to protect sensitive data. In addition, hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our team members, contractors and temporary staff. If we experience, or are perceived to have experienced, a significant data security breach, fail to detect and appropriately respond to a significant data security breach, or fail to implement disclosure controls and procedures that provide for timely disclosure of data security breaches deemed material to our business, including corrections or updates to previous disclosures, we could be exposed to a risk of loss, increased insurance costs, remediation and prospective prevention costs, damage to our reputation and brand, litigation and possible liability, or government enforcement actions, any of which could detrimentally affect our business, results of operations, and financial condition.
We may also share information with contractors and third-party providers to conduct our business. In particular, we rely on cloud service providers and may face the risks of security breaches emanating from these platforms and interruptions to 24/7 access and the operational availability of such platforms, which will disrupt key business processes. While we generally review and typically request or require such contractors and third-party providers to implement security measures, such as encryption and authentication technologies to secure the transmission and storage of data, those third-party providers may experience a significant data security breach, which may also detrimentally affect our business, results of operations, and financial condition as discussed above.
As a result of the COVID-19 pandemic, the vast majority of our employees who are capable of performing their function remotely are working from home, which may exacerbate the aforementioned cybersecurity risks. See the Risk Factor titled “The COVID-19 pandemic has had an adverse impact on our business, operations, and financial performance, as well as on the operations and financial performance of many of our suppliers, dealers and customers. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position, and the achievement of our strategic objectives.”
We may be subject to information technology system failures or network disruptions that could damage our business operations, financial conditions, or reputation.
We may be subject to information technology system failures and network disruptions. These may be caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, or similar events or disruptions. System redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions could result in delayed or canceled orders. System failures and disruptions could also impede the manufacturing and shipping of products, delivery of online services, transactions processing, and financial reporting.
Risks Related to the Separation from SunPower
We may not be successful in our transition to being a standalone public company following the Spin-off from SunPower, which may have a material and adverse effect on our business, prospects, financial condition and results of operations.
Following our separation from SunPower, we are creating our own financial, administrative, corporate governance, and listed company compliance and other support systems, including for the services SunPower had historically provided to us, or expect to contract with third parties to replace SunPower systems that we are not establishing internally. This process is complex, time consuming and costly. In addition, we are also establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance, and listed company compliance and other corporate functions. Many employees are either recently hired or have transitioned to more responsibility following our separation from SunPower and if this transition is slower or less successful than expected, it could materially and adversely impact our business, financial condition and results of operations.
We and SunPower have entered into a transition services agreement and other ancillary agreements in connection with the Spin-off pursuant to which we will provide each other, on an interim, transitional basis, various services related to finance, accounting, business technology, human resources information systems, human resources, facilities, document management and record retention, relationship and strategy management and module operations, technical and quality support. Nevertheless, our interests and those of SunPower could differ with respect to these agreements, which could negatively impact the scope, duration or effectiveness of such agreements. These services may not be sufficient to meet our needs and the terms of such services may not be equal to or better than the terms we may have received from unaffiliated third parties. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transitional agreements expire, we may not be able to operate our business effectively and this may have an adverse effect on our business, financial condition and results of operations. In addition, after our agreements with SunPower expire, we may not be able to obtain these services at as favorable prices or on as favorable terms.
In addition, if we or SunPower do not satisfactorily perform our obligations under these agreements, the non-performing party may be held liable for any resulting losses suffered by the other party. Also, during the periods of these agreements, our and SunPower’s management and employees may be required to divert their attention away from our and their respective business in order to provide services pursuant to the agreements, which could adversely affect our and their business. Any of these factors could negatively impact our businesses and operations.
Our historical financial information is not necessarily representative of the results we would have achieved as a standalone public company and may not be a reliable indicator of our future results.
Our historical financial statements for the periods prior to the Spin-off on August 26, 2020 have been derived (carved out) from SunPower consolidated financial statements and accounting records, and these financial statements and the other historical financial information of Maxeon included in this Form 20-F are presented on a combined basis. This combined information does not necessarily reflect the financial position, results of operations and cash flows we would have achieved as a standalone public company during the period presented, or those that we will achieve in the future.
This is primarily because of the following factors:
•For the period covered by our combined financial statements, our business was operated within legal entities which hosted portions of other SunPower businesses.
•Income taxes attributable to our business were determined using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within certain SunPower tax groups.
•Our combined financial statements include an allocation and charges of expenses related to certain SunPower functions such as those related to financial reporting and accounting operations, human resources, real estate and facilities services, procurement and information technology. However, the allocations and charges may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented therein.
•Our combined financial statements include an allocation from SunPower of certain corporate-related general and administrative expenses that we would incur as a publicly traded company that we have not previously incurred. The allocation of these additional expenses, which are included in the combined financial statements, may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented therein.
•Our combined financial statements include an allocation of interest expense from SunPower of $12.2 million, related to SunPower’s 4.00% debentures due 2023 for which the proceeds were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. This cost may not be indicative of the actual expense that would have been incurred had we operated as an independent, public company for the period presented nor for future periods, with interest expenses arising from our own debt facilities.

•In connection with the Spin-off, we incurred one-time costs after the consummation of the Spin-off relating to the transfer of information technology systems from SunPower to us.
Therefore, our historical financial information may not necessarily be indicative of our future financial position, results of operations or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations or cash flows to materially differ from our historical financial information.
SunPower could suffer significant tax liability as a result of the Spin-off, and in certain circumstances, we could be required to indemnify SunPower for material taxes pursuant to indemnification obligations under the Tax Matters Agreement. In addition, we have agreed to certain restrictions designed to preserve the tax treatment of the Spin-off that may reduce our strategic and operating flexibility.
In connection with the Spin-off, SunPower received a written opinion from SunPower’s counsel (the “Tax Opinion”) to the effect that the distributions of shares made in connection with the Spin-off should not result in any recognition of gain and loss to (and no amount should be includible in the income of) SunPower shareholders under Section 355 of the Code.
The Tax Opinion was based on certain facts, assumptions and representations from, and undertakings by, SunPower and us and other relevant parties. The failure of any factual representation or assumption to be true, correct, and complete, or any undertaking to be fully complied with, could affect the validity of the Tax Opinion. The Tax Opinion will not be binding in any court, and there can be no assurance that the relevant tax authorities or any court will not take a contrary position. In addition, the Tax Opinion was based on current law, and cannot be relied upon if current law changes with retroactive effect.
If the Spin-off distribution is determined not to qualify for the treatment described in the Tax Opinion, or if any conditions in the Tax Opinion are not observed, then SunPower could suffer adverse U.S. withholding tax consequences and, under certain circumstances, we could have an indemnification obligation to SunPower with respect to some or all of the resulting tax to SunPower under the tax matters agreement we entered into with SunPower.
In addition, under the tax matters agreement, we have agreed to certain restrictions designed to preserve the tax-free nature of the distribution for U.S. federal income tax purposes to SunPower shareholders. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might be beneficial and could discourage or delay strategic transactions that our shareholders may consider favorable.
Risks Related to the Ownership of Our Shares
Total’s and TZS’s significant ownership of our shares may adversely affect the liquidity and value of our shares.
As of January 3, 2021, Total (as defined under “Item 4.A. History And Development Of The Company”) and its affiliates own approximately 32.3% of the voting power of outstanding Maxeon shares and TZS (as defined under “Item 4.A. History And Development Of The Company”) owns approximately 26.2% of the voting power of outstanding Maxeon shares. At their current shareholding, Total and TZS possess significant influence and control over our affairs.
Total and/or TZS may have different interests than other Maxeon shareholders on matters which may affect our operational and financial decisions. As long as each of Total and TZS own a significant percentage of our shares, the ability of our other shareholders to influence matters requiring shareholder approval will be limited. Among other things, Total and/or TZS’s influence could delay, defer or prevent a sale of Maxeon that other shareholders support, or, conversely, this influence could result in the consummation of such a transaction that other shareholders do not support. This concentrated influence could discourage potential investors from seeking to acquire Maxeon shares and, as a result, might harm the market price of Maxeon shares.

If a substantial number of Maxeon shares become available for sale and are sold in a short period of time, the market price for our shares could decline.
For two years after the effective date of the Shareholders Agreement, each of Total and TZS are required, subject to certain exceptions, to not dispose of Maxeon shares if the disposition would cause either of them to hold less than 20% of the outstanding Maxeon shares. Further, Total is required to not dispose of any Maxeon shares during that two-year period if immediately prior to such disposal it holds fewer shares than TZS or if the disposal would cause Total to hold fewer shares than TZS (again, subject to certain exceptions).
Notwithstanding the provisions of the Shareholders Agreement, under certain limited circumstances, each of Total and TZS have the ability to sell a substantial number of Maxeon shares during the two-year period following the Spin-off and thereafter. If our existing significant shareholders sell substantial amounts of Maxeon shares in the market, the market price of Maxeon shares could decrease significantly. The perception in the market that our existing significant shareholders might sell shares could also depress our share price. A decline in the price of Maxeon shares may impede our ability to raise capital through the issuance of additional shares or other equity securities.
Your percentage ownership in Maxeon may be diluted in the future.
In the future, we may issue additional shares in connection with acquisitions, capital markets transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees and conditional capital we hold for purposes of our employee participation plans.
The conversion of some or all of the Green Convertible Notes will dilute the ownership interests of existing shareholders. Additionally, in connection with the Green Convertible Notes, the Physical Delivery Forward and the Prepaid Forward (as defined under “Item 5.B. Liquidity and Capital Resources”), Maxeon granted to TZS SG (as defined under “Item 4.A. History And Development Of The Company”) and Total certain rights intended to avoid dilution of their equity positions as a result of the Green Convertible Notes and the Physical Delivery Forward. Specifically, Maxeon granted to TZS SG an option to purchase an amount of Maxeon shares that would allow TZS SG to maintain its percentage ownership of outstanding Maxeon shares following any conversion of the Green Convertible Notes as compared to its percentage ownership existing immediately prior to any such conversion. See Item 5.B. “Liquidity and Capital Resources—Dilution Protection Agreements.” Any sales in the public market of the shares issuable upon such conversion could adversely affect prevailing market prices of our shares. In addition, the existence of the Green Convertible Notes may encourage short selling by market participants because the conversion of the Green Convertible Notes could depress the price of our shares.
Furthermore, it is anticipated that the Compensation Committee of the Maxeon Board may grant equity awards to our employees and directors, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our shares.
The effect of the Physical Delivery Forward and Prepaid Forward, which were entered into in connection with the issuance of our Green Convertible Notes, may affect the value of Maxeon shares and may result in unexpected market activity in Maxeon shares.
In connection with the issuance of the Green Convertible Notes, we entered into a Physical Delivery Forward with a Physical Delivery Forward Counterparty with respect to the Physical Delivery Maxeon Shares (all defined terms as defined under “Item 5.B. Liquidity and Capital Resources”). Pursuant to the Physical Delivery Forward, the Physical Delivery Forward Counterparty agreed to deliver such Physical Delivery Maxeon Shares to us or a third-party trustee designated by us for no consideration at or around the maturity of the Green Convertible Notes. The delivery of such Physical Delivery Maxeon Shares is subject to the conditions set forth in the agreements governing the Physical Delivery Forward, including receipt of required shareholder approvals on an annual basis and subject under Singapore law to an aggregate limit of 20% as of the date of the annual shareholder purchase approval (calculated together with the number of ordinary shares to be purchased in connection with the Prepaid Forward).

In connection with the issuance of the Green Convertible Notes, we entered into a Prepaid Forward (as defined under “Item 5.B. Liquidity and Capital Resources”) with an affiliate of one of the initial purchasers, pursuant to which we will repurchase 2.5 million Maxeon shares, subject to the conditions set forth in the agreements governing the Prepaid Forward, including receipt of required shareholder approvals on an annual basis. Under the terms of the Prepaid Forward, the Prepaid Forward Counterparty (as defined under “Item 5.B. Liquidity and Capital Resources”) will be obligated to deliver the number of Maxeon shares underlying the transaction to us, or pay cash to the extent we fail to provide to Prepaid Forward Counterparty (as defined under “Item 5.B. Liquidity and Capital Resources”) evidence of a valid shareholder authorization, on or shortly after the maturity date of the Green Convertible Notes, subject to the ability of the Prepaid Forward Counterparty to elect to settle all or a portion of the transaction early.
We may not be able to obtain requisite shareholder approvals to take back the shares under the Physical Delivery Forward or Prepaid Forward at the maturity date or earlier subject to noteholders’ request for conversion of the Green Convertible Notes.
In addition, the Prepaid Forward Counterparty (or its affiliates) are likely to modify their hedge positions in respect of the Prepaid Forward by entering into or unwinding various derivative transactions with respect to Maxeon shares and/or by purchasing Maxeon shares or other securities of us in secondary market transactions prior to maturity of the Prepaid Forward.
The effect, if any, of any of these transactions, events and activities on the market price of Maxeon shares will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of Maxeon shares.
We are subject to counterparty risk with respect to the Prepaid Forward and the Physical Delivery Forward.
Each of the Prepaid Forward Counterparty and the Physical Delivery Forward Counterparty (each as defined under “Item 5.B. Liquidity and Capital Resources”) is a financial institution, and we will be subject to the risk that either or both might default under the Prepaid Forward and/or the Physical Delivery Forward (each as defined under “Item 5.B. Liquidity and Capital Resources”). Our exposure to the credit risk of the Prepaid Forward Counterparty and/or the Physical Delivery Forward Counterparty is not secured by any collateral. Global economic conditions have from time to time resulted in the actual or perceived failure or financial difficulties of many financial institutions, including the bankruptcy filing by Lehman Brothers Holdings Inc. and its various affiliates. If the Prepaid Forward Counterparty or the Physical Delivery Forward Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under our transactions with the Prepaid Forward Counterparty or the Physical Delivery Forward Counterparty. Our exposure will depend on many factors, but, generally, the increase in our exposure will be correlated with increases in the market price or the volatility of Maxeon shares. In addition, upon a default by the Prepaid Forward Counterparty or the Physical Delivery Forward Counterparty, we may suffer adverse tax consequences and may experience more dilution than currently anticipated with respect to Maxeon shares. We can provide no assurances as to the financial stability or viability of the Prepaid Forward Counterparty or the Physical Delivery Forward Counterparty.
We do not intend to pay dividends on our shares and no assurance can be given that we will pay or declare dividends in the future.
For the foreseeable future, we intend to retain any earnings to finance the development of our business, and we do not anticipate paying any cash dividends on our shares, and no assurance can be given that we will pay or declare dividends in the future. The Maxeon Board may, in its discretion, recommend the payment of a dividend in respect of a given fiscal year. However, the declaration, timing, and amount of any dividends to be paid by us following the Spin-off will be subject to the approval of our shareholders at the relevant Annual General Meeting of shareholders. The determination of the Maxeon Board as to whether to recommend a dividend and the approval of any such proposed dividend by our shareholders, will depend upon many factors, including our financial condition, earnings, corporate strategy, capital requirements of our operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Maxeon Board and shareholders. See “Item 10.B. Memorandum and Articles of Association—Dividends” for more information.

We may issue additional common shares, other equity or equity-linked or debt securities, which may materially and adversely affect the price of our common shares.
We may issue additional equity, equity-linked or debt securities for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to satisfy our obligations for the repayment of existing indebtedness, to adjust our ratio of debt to equity, or for other reasons. Any future issuances of equity securities or equity-linked securities could substantially dilute the interests of our existing shareholders and may materially and adversely affect the price of our common shares. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, may have on the market price of our common shares. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future.
The market price for our common shares may be volatile.
The market price for our common shares has been highly volatile and subject to wide fluctuations. During the period from August 26, 2020, the first day on which our common shares were listed on NASDAQ, until January 3, 2021, the market price of our common shares ranged from $11.78 to $37.99 per share. The market price of our common shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the factors discussed in this risk factors section and the following:
•announcements of new products by us or our competitors;
•technological breakthroughs in the solar and other renewable power industries;
•reduction or elimination of government subsidies and economic incentives for the solar industry;
•news regarding any gain or loss of customers by us;
•news regarding recruitment or loss of key personnel by us or our competitors;
•announcements of competitive developments, acquisitions or strategic alliances in our industry;
•the operating and stock price performance of other companies, other industries and other events or factors beyond our control;
•regulatory developments in our target markets affecting us, our customers or our competitors;
•announcements regarding patent litigation or the issuance of patents to us or our competitors;
•announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;
•actual or anticipated fluctuations in our quarterly results of operations;
•changes in financial projections or estimates about our financial or operational performance by securities research analysts;
•changes in the economic performance or market valuations of other solar power technology companies;
•release or expiry of lock-up or other transfer restrictions on our outstanding shares;
•sales or perceived sales of additional shares or Green Convertible Notes;

•commencement of, or our involvement in, litigation;
•speculative trading practices by certain market participants;
•actual or purported “short squeeze” trading activity;
•trading of our shares, which can have an outsized impact on our stock price given the limited public float;
•fluctuations in the exchange rates;
•general market conditions or other developments affecting us or our industry; and
•changes in the general condition of the global economy and credit markets.
Any of these factors may result in large and sudden changes in the volume and price at which our shares will trade.
Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may also impact the demand for and price of our shares that are not directly correlated to our operating performance. On some occasions, our stock price may be, or may be purported to be, subject to “short squeeze” activity. A “short squeeze” is a technical market condition that occurs when the price of the stock increases substantially, forcing market participants who have taken a position that its price would fall (i.e. who had sold the stock “short”), to buy it, which in turn may create significant, short-term demand for the stock not for fundamental reasons, but rather due to the need for such market participants to acquire the stock in order to forestall the risk of even greater losses. A “short squeeze” condition in the market for a stock can lead to short-term conditions involving very high volatility and trading that may or may not track fundamental valuation models. In addition, concerns over economic slowdown resulting from the COVID-19 pandemics have triggered a U.S. key market-wide circuit breaker for several times since March 9, 2020, leading to a historic drop for the U.S. capital markets. These market fluctuations may also have a material adverse effect on the market price of our shares. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we become involved in similar securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, prospects, financial condition and results of operations.
In addition, the stock market in general, and NASDAQ and the securities of technology companies and solar companies in particular, have experienced severe price and volume fluctuations. These trading prices and valuations, including our own market valuation and those of companies in our industry generally, may not be sustainable. These broad market and industry factors may decrease the market price of our shares, regardless of our actual operating performance. Because the Green Convertible Notes are convertible into our shares (and/or cash equivalent to the value of our shares), volatility or depressed share prices could have a similar effect on the trading price of the Green Convertible Notes.
We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Since the consummation of the Spin-off, we have been reporting under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. In addition, as a foreign private issuer, we are also entitled to rely on exceptions from certain corporate governance requirements of the NASDAQ.
As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements applicable to domestic issuers.
As a foreign private issuer, we are permitted to, and intend to, follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements. Following our home country corporate governance requirements, as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ, may provide less protection than is afforded to investors under the NASDAQ rules applicable to domestic issuers.
In particular, we follow home country requirements instead of NASDAQ requirements otherwise applicable to U.S. companies regarding:
•The NASDAQ’s requirement that a majority of the Maxeon Board be “independent” as defined by the NASDAQ rules. Singapore law does not impose a similar requirement.
•The NASDAQ’s requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. Singapore law does not impose a similar requirement and our Constitution provides that two members of Maxeon present shall constitute a quorum for a general meeting.
•The NASDAQ’s requirement that all members of our Compensation Committee be “independent” as defined in the NASDAQ rules. While the Maxeon Board has established a Compensation Committee, Singapore law does not require us to maintain such a committee and does not require a majority of such committee to be independent directors. Similarly, Singapore law does not require that we disclose information regarding third-party compensation of our directors or director nominees.
•The NASDAQ’s requirement that our Nominating and Corporate Governance Committee be “independent” as defined in the NASDAQ rules. Singapore law does not require a Nominating and Corporate Governance Committee to be comprised entirely of independent directors, and nominations of persons for election to the Maxeon Board will be recommended by our Nominating and Corporate Governance Committee whose members are not all independent directors as defined by the NASDAQ rules.
•The NASDAQ’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. Approval, if granted, shall continue in force until the earlier of:
•the conclusion of the next annual general meeting after the date on which the approval was given; and
•the expiration of the period within which the next annual general meeting after that date is required by law to be held.
Any such approval may be revoked or varied by the company in a general meeting.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.
We became a foreign private issuer as of the date of the Spin-off and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our status as a foreign private issuer, either (a) a majority of our shares must be directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States.
If we were to lose our foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. For instance, we would be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws when we would be required to comply with the reporting requirements applicable to a U.S. domestic issuer could be significantly higher than the costs we will incur as a foreign private issuer. As a result, a loss of foreign private issuer status could increase our legal and financial compliance costs and could make some activities highly time-consuming and costly. If we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it could make it more difficult and expensive for us to obtain director and officer liability insurance, and we could be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of the Maxeon Board.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our shares.
Based upon, among other things, the current and anticipated valuation of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year 2020 and we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will generally be a PFIC for any taxable year if either (i) at least 75.0% of its gross income for such year is passive income or (ii) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our shares, fluctuations in the market price of the shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. tax implications, see “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”
Risks Related to Doing Business in China
Uncertainties with respect to the Chinese legal system could materially and adversely affect us.
We participate in panel manufacturing operations through our Huansheng joint venture in China with TZS. These operations are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises and joint venture companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system is still developing, the implementation and enforcement of many laws, regulations and rules may be inconsistent, which may limit legal protections available to us, especially under the international legal framework. Changes in Chinese law could negatively affect our current agreements and important business rights including use of our intellectual property, our capacity allocation rights and our exclusive territorial sales rights. In addition, any litigation in China may be protracted and may result in substantial costs and divert our resources and the attention of our management.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect our competitive position.
We participate in panel manufacturing operations through our Huansheng joint venture in China with TZS and a portion of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:
•the level of government involvement;
•the level of development;
•the growth rate;
•the control of foreign exchange; and
•the allocation of resources.
While the PRC economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us.
The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot predict whether changes in China’s political, economic and social conditions, laws, regulations and policies will have any material adverse effect on our current or future business, financial condition and results of operations.
Allegations of forced labor could have an adverse impact on our business.
Allegations of human rights abuse and of the use of forced labor and the United States and other countries’ governments’ response to those allegations could disrupt our supply chain and our operations could be adversely impacted. For example, proposed legislation in both the United States House of Representatives and the Senate, if enacted, would ban the import of all goods from China’s Xinjiang Uyghur autonomous region (“Xinjiang”) except for those goods that the United States Customs and Border Protection determines are not manufactured by forced labor. The European Parliament also adopted a resolution on forced labor and the situation of the Uyghurs in Xinjiang on December 17, 2020. The United Kingdom, Canada, Australia and Japan, among other jurisdictions, are also reportedly considering similar legislation. Xinjiang is the source of a significant percentage of the world’s supply of polysilicon, a key component in solar cells. Although Maxeon maintains robust policies and procedures to maintain compliance with all governmental laws and regulations, these laws may have the effect of restricting the global supply of polysilicon, which can affect prices and Maxeon’s capacity to produce its solar products for its customers. Allegations of forced labor may also affect consumer sentiment and tarnish the reputation of the solar industry as a whole and thereby have an adverse effect on our business.
Risks Related to Being a Singapore Company
It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.
We are incorporated under the laws of Singapore and certain of our officers and directors are or will be residents outside of the United States. Moreover, most of our assets are located outside of the United States. Although we are incorporated outside of the United States, we have agreed to accept service of process in the United States through our agent designated for that specific purpose.
There is no treaty in force between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters, such that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. Additionally, there is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. Accordingly, it may be difficult for investors to enforce against us, our directors or our officers in Singapore, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.
We are incorporated in Singapore and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
Our corporate affairs are governed by our Constitution and by the laws governing companies incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of the Maxeon Board under Singapore law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interest in connection with actions taken by our management or members of the Maxeon Board than they would as shareholders of a corporation incorporated in the United States.
Singapore corporate law may impede a take-over of our company by a third party, which could adversely affect the value of our shares.
The Singapore Take-overs Code and Sections 138, 139 and 140 of the SFA contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of S$5 million (approximately $4 million USD) or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council of Singapore, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-overs Code.
On January 30, 2020, the Securities Industry Council of Singapore waived the application of the Singapore Take-overs Code to us, subject to certain conditions. Pursuant to the waiver, for as long as we are not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the Tier 1 Exemption is available and the offeror relies on the Tier 1 Exemption to avoid full compliance with the tender offer regulations promulgated under the Exchange Act, the Singapore Take-overs Code shall not apply to us. In connection with receipt of the waiver, the SunPower Board submitted to the Securities Industry Council of Singapore a written confirmation to the effect that it is in the interests of SunPower shareholders who will become holders of Maxeon shares as a result of the Spin-off that a waiver of the provisions of the Singapore Take-overs Code is obtained. However, if the conditions for the waiver are no longer applicable, the Singapore Take-overs Code will be applicable and while the primary objective of the Singapore Take-overs Code is fair and equal treatment of all shareholders in a take-over or merger situation, its provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. These legal requirements may impede or delay a take-over of our company by a third party, and thereby have a material adverse effect on the value of our shares. In addition, as the Green Convertible Notes are convertible into our ordinary shares, under the Singapore Take-overs Code (where the Singapore Take-overs Code may be applicable), if a take-over offer is made for the Maxeon shares, a comparable offer has to be made for the Green Convertible Notes (so long as the Green Convertible Notes are outstanding) in accordance with the provisions of the Singapore Take-overs Code.
Under Singapore law, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by the Maxeon Board in its sole discretion.
Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Subject to the general authority to allot and issue new shares provided by our shareholders, the provisions of the Singapore Companies Act and our Constitution, the Maxeon Board may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any additional issuances of new shares by our directors could adversely impact the market price of our shares.
ITEM 4. INFORMATION ON THE COMPANY
4.A. HISTORY AND DEVELOPMENT OF THE COMPANY
General Corporate Information
We are incorporated under the laws of Singapore in accordance with the Singapore Companies Act. We are currently registered with ACRA under the name “Maxeon Solar Technologies, Ltd.” We were formed by SunPower in connection with our separation from SunPower, for an unlimited duration, effective as of the date of our incorporation with ACRA on October 11, 2019.
We are domiciled in Singapore and our registered office is currently located at 8 Marina Boulevard #05-02, Marina Bay Financial Centre, 018981, Singapore, which also currently serves as our principal executive offices, and our telephone number is +65 6338 1888.
General Development of Business
On the Distribution Date, SunPower Corporation completed the previously announced Spin-off of Maxeon. The Spin-off was completed by way of a Distribution of all of the Maxeon shares. As a result of the Distribution of the Maxeon shares, on the Distribution Date, Maxeon became an independent, public company and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN.”
In connection with the Spin-off, Maxeon and SunPower entered into a number of agreements providing for the framework of the relationship between the two companies following the Spin-off. For a description of these agreements, please see “Item 7. Major Shareholders and Related Party Transactions” disclosure of Maxeon’s Form 20-F, declared effective by the SEC on August 4, 2020, and available at www.sec.gov.
Immediately after the Distribution and pursuant to the terms of the November 8, 2019 Investment Agreement (the “Investment Agreement”), Maxeon and Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“TZS SG”) and an affiliate of TZS, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares (the “TZS Investment”), representing approximately 29.5% of the outstanding Maxeon shares after giving effect to the Spin-off and the TZS Investment. Following the TZS Investment, Total Solar INTL SAS (“Total Solar”), Total Gaz Electricité Holdings France SAS, (“Total Gaz”,

with Total Solar, each an affiliate of Total SE and collectively “Total”), held approximately a 36.4% beneficial ownership of Maxeon’s ordinary shares.
In connection with the TZS Investment, Maxeon, Total Solar, Total Gaz, and TZS SG, entered into a Shareholders Agreement relating to certain rights and obligations of each of Total and TZS SG bearing on Maxeon’s governance and the ability of Total and TZS SG to buy, sell or vote their Maxeon shares. At the closing of the TZS Investment, Maxeon also entered into a Registration Rights Agreement with Total and TZS SG, granting each of the shareholders certain registration rights with regard to their Maxeon shares.
Principal Capital Expenditures
Our capital expenditures amounted to $27.7 million, $41.9 million and $39.6 million during fiscal years 2020, 2019 and 2018, respectively, primarily consisting of expenditures related to the expansion of our solar cell manufacturing capacity. Our manufacturing and assembly activities have required and will continue to require significant investment of capital and substantial engineering expenditures. Our capital investments, which are subject to obtaining necessary board and lender consents, are expected to be funded with cash from operations, financing, or other available sources of liquidity. We expect total capital investments of approximately $90 million in fiscal year 2021, focused on increasing our manufacturing capacity for our highest efficiency Maxeon 5 and 6 product platform, and advancing other projects. Our planned addition to manufacturing capacity for our new Performance line panels is expected to increase capital investments by approximately $80 million and is contingent upon us securing the necessary debt or equity financing.
Significant Acquisitions, Dispositions and other Events
In fiscal year 2017, SunPower entered into our Huansheng joint venture with TZS to manufacture Performance line products in China that constitute a part of the Maxeon Business and in 2021, we made certain amendments to the original transaction documents. For more information, see “Item 7.B. Related Party Transactions—Agreements with TZS—Agreements with TZS in Connection with the Huansheng Joint Venture.”
In addition, we have made significant investments in certain of our manufacturing facilities to enhance our production capabilities. For more information, see “Item 4.D. Property, Plants and Equipment—Major Facilities.”
More Information
All inquiries to us should be directed at the address and telephone number of our principal executive office set forth above. Our website is https://www.maxeon.com/. The information contained on or accessible through our website does not form part of this annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.
4.B.BUSINESS OVERVIEW
Overview
Maxeon is one of the world’s leading global manufacturers and marketers of premium solar power technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels across six continents. Headquartered in Singapore, we manufacture our solar cells in Malaysia and the Philippines, assemble solar cells into panels in France, Mexico and China (through our Huansheng joint venture), and sell our products across more than 100 countries.
Our Markets
Solar has become one of the fastest growing renewable energy sources over the last few decades. According to recent estimates from Wood Mackenzie, through effective investments and projects, the solar market has achieved more than 740 GW of global installed capacity as of 2020, representing an average compound annual growth rate of 30% since 2009.
As solar technology has developed, manufacturing costs have declined and performance has improved. Today, solar power, together with enhanced balance of system technology, has among the lowest levelized cost of energy (“LCOE”) of all major energy sources.
In the long term, this trend is expected to continue and even accelerate, according to Bloomberg New Energy Finance (“BNEF”). By 2050, solar technology is expected to represent 38% of global electricity capacity, with a balanced distribution among key regions worldwide—a significant increase compared to its current penetration of approximately 11% of global capacity.
We believe the following factors have driven and will continue to drive demand in the global solar power industry, including demand for our products:
•solar generation costs have fallen to the point where solar power is one of the lowest cost electricity sources on a LCOE basis in certain regions and it is even considered as the cheapest source of electricity in countries like China, India, France or Spain by BNEF;
•renewable energy is one of the most relevant topics and targets of government incentives and policies as a result of increased concerns regarding climate change;
•solar power is at the center of public discussion, which helps to grow public awareness of its advantages, such as peak energy generation, significantly smaller fuel and supply chain risk, sustainability from an environmental perspective, scalability and reliability;
•structural limitations for fossil fuel supply and issues around energy security increasing the long-term demand for alternative sources of energy;
•significant secular increase in electricity demand; and
•solar energy as a viable option to generate energy in developing countries, rural areas, and regions without indigenous fuel resources.
In connection with the Spin-off, we entered into the Supply Agreement with SunPower pursuant to which SunPower will purchase, and we will sell, certain designated products for use in residential and commercial solar applications in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands) (which we refer to as the “Domestic Territory”).
Under the Supply Agreement, SunPower will be required to purchase, and we will be required to supply, minimum volumes of products during each calendar quarter of the term. For 2020 and beyond, the minimum volumes will be established based on SunPower’s forecasted requirements, but will need to meet a minimum threshold relative to the prior year’s volume. The parties will be subject to reciprocal penalties for failing to purchase or supply, as applicable, the minimum product volumes. The Supply Agreement will also include reciprocal exclusivity provisions that, subject to certain exceptions, will prohibit SunPower from purchasing the products (or competing products) from anyone other than us, and will prohibit us from selling such products to anyone other than SunPower. The exclusivity provisions only relate to products for the Domestic Territory. The exclusivity provisions will last for two years for products sold into the residential market and through SunPower’s dealer channel in the Domestic Territory, until August 26, 2022 and for products sold directly by SunPower to end users for use in other applications, including multiple-user, community solar products, until June 30, 2021. The exclusivity provisions will not apply to off-grid applications, certain portable or mobile small-scale applications (including applications where solar cells are integrated into consumer products), or power plant, front-of-the-meter applications where the electricity generated is sold to a utility or other reseller.
For 2020, the purchase price for each product was fixed based on its power output (in watts), subject to certain adjustments. For 2021 and beyond, the purchase price will be set based on a formula and fixed for the covered period, subject to certain adjustments. We are obligated to provide the products with customary warranties for quality and performance, conforming to all specifications and legal requirements.
Our Business
We are one of the world’s leading global manufacturers and marketers of premium solar technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels supplying customers in more than 100 countries on six continents. We own and operate solar cell and panel manufacturing facilities located in France, Malaysia, Mexico and the Philippines, as well as participate in a joint venture for panel manufacturing in China with TZS. During fiscal year 2020, 27.9% of our revenue was attributable to North America, 37.0% to EMEA, 30.3% to Asia Pacific and 4.8% to other markets. During fiscal year 2019, 36.2% of our revenue was attributable to North America, 28.8% to EMEA, 31.5% to Asia Pacific and 3.5% to other markets. During fiscal year 2018, 43.5% of our revenue was attributable to North America, 34.7% to EMEA, 20.6% to Asia Pacific and 1.2% to other markets.
Our primary products are the Maxeon line of IBC solar cells and panels, and the Performance line (formerly, “P-Series”) of shingled solar cells and panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of solar panels offers a high-value and cost-effective solution. The Maxeon line, is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation markets as well. During fiscal year 2020, 65.5% of our revenue was attributable to products in our Maxeon Line and the other 34.5% was attributable to products in our Performance line. 68.9% of our revenue was attributable to distributed generation applications and 31.1% attributable to power plant applications. During fiscal year 2019, 65.3% of our revenue was attributable to products in our Maxeon line and the other 34.7% was attributable to products in our Performance line. 69.9% of our revenue was attributable to distributed generation applications and 30.1% attributable to power plant applications. During fiscal year 2018, approximately 83.1% of our revenue was attributable to products in our Maxeon line and the other 16.9% was attributable to products in our Performance line. 87.2% of our revenue was attributable to distributed generation applications and approximately 12.8% attributable to power plant applications.
Our proprietary technology platforms, including the Maxeon line and Performance line, target distinct market segments, serving both the distributed generation and power plant markets. This ability to address the full market spectrum allows us to benefit from a range of diverse industry drivers and retain a balanced and diversified customer base.
We believe that our Maxeon line of IBC technology stands apart from the competition in key categories which our customers value, including product efficiency, energy yield, reliability, safety and aesthetics. We believe the combination of these characteristics enables the delivery of an unparalleled product and value proposition to our customers. Our Maxeon 3 and 5 use a unique cell architecture and advanced module materials to deliver 35% more energy in any given amount of roof space over the first 25 years, as compared to conventional front-contact mono Passivated Emitter and Rear Contact (“PERC”) panels, and comes with a leading warranty in the industry.
Our Performance line technology is designed to deliver higher performance than using conventional panels. This is possible due to several patented features and improvements we have employed in our product. Some of the main differentiators from the competition for our shingled design is that in our design, standard mono PERC cells are interconnected without soldered metal ribbons. This technique greatly improves long-term durability and reduces electrical resistance while also increasing light capture due to the absence of reflective copper ribbons or wires elimination of inactive white space between cells. In addition, our Performance line’s robust shingled cells and advanced encapsulant are highly resistant to thermal stresses, humidity, light and temperature-induced degradation and potential-induced degradation.
In December 2020, we introduced an AC version of our Maxeon product to the international marketplace. We already produce a similar product for SunPower’s use in North America. These modules integrate the inverter with the module to create a single unit that is ready to connect to the low voltage power grid to provide significant installation and energy production advantages versus traditional systems and allow us to capture an additional portion of the value of a solar installation.
Our Strengths
We believe the following strengths of our business distinguish us from our competitors, enhance our leadership position in our industry and position us to capitalize on the expected continued growth in our market:
•Leading provider of premium solar technology. Our established leadership position in solar technology is grounded in over 35 years of experience. Over that time, our solar technology has been awarded over 1,000 patents. We have also made substantial investments in research and development, having invested more than $496 million since 2007 which is more than any other crystalline panel manufacturer. Together, these factors have allowed us to create truly differentiated products which have maintained a 12% relative efficiency advantage over the industry average solar panel efficiency since 2012.
•Established unique sales, marketing, and distribution channels in each of our key markets. We have built relationships with dealer/installers, distributors, and white label partners globally to ensure reliable distribution channels for our products. As examples, we have over 370 sales and installation partners in the Asia Pacific region, over 750 in the Europe, Middle East and Africa region, and over 25 in Latin America. In North America, we have a renewable exclusive contract with SunPower for our products to be used in its distributed generation business. Please see “Item 7.B Related Party Transactions.”
•Well-positioned to capture growth across solar markets. We believe solar growth will be driven by strong expansion in both distributed generation and power plant applications. Over the past four years we grew our total MW deployed by a multiple of approximately three in EU distributed generation markets and Australia. We also believe that our technology, with superior efficiency and lower degradation rates, provides significant advantages to customers in the distributed generation.
•Unique cutting-edge innovative technology. Our Maxeon 3 and 5 panels have the highest cell efficiency among panels currently in commercial production. We also believe that our current technology stands apart from the competition on every meaningful performance metric, including efficiency, energy yield, reliability and aesthetics. Additionally, our Performance line shingled cell technology delivers 26% more power compared to conventional panels, allowing us to achieve a diverse sales base across both distributed generation and the utility power plant markets.
•Strategic partnerships with top tier companies worldwide. Our strategic relationship with SunPower provides valuable access to a leading solar distribution business in North America and a market-leading brand platform for international market growth. We have a historical supply relationship with Total S.A., which is active in the global downstream solar market. We also seek to have strategic partnerships across the business chain, as exemplified by our relationship with TZS, which provides valuable connections in Asia’s supply chain and distribution channels, as well as research and development collaboration between companies pushing the technological frontier.
•Unmatched investment in research and development, translating into next-generation leading products. Our superior technology has been key to our leadership position. Through efficient, disciplined and business-oriented investments, we were able to develop patent-protected technology which we expect to leverage in our next-generation products. Our Maxeon 7 panels are expected to achieve an even higher efficiency while allowing for reduced costs given its significantly simplified process. We expect this next-generation solar panel to achieve superior performance at commodity costs, unlocking mass market adoption and commercialization through multiple pathways.
•Experienced management team. We have a strong and experienced management team. Our Chief Executive Officer, Jeff Waters, has served as Chief Executive Officer of SunPower’s SunPower Technologies business unit since January 2019 and has 15 years of experience as an executive in the technology industry. Our incoming Chief Financial Officer, Kai Strohbecke, is a seasoned executive with more than 25 years of experience in the global semiconductor industry, including serving for 10 years as the Chief Financial Officer of Inotera Memories, a memory semiconductor manufacturing company located in Taiwan, and most recently as Vice President Finance and Global Operations Controller for Micron Technology. Our Chief Legal Officer, Lindsey Wiedmann, was with SunPower for a decade and now leads our global legal and sustainability teams. Our Chief Operations Officer, Markus Sickmoeller, is responsible for manufacturing, quality, supply chain, cell technology deployment and environment, health and safety globally after joining SunPower in late 2015 to start the Maxeon 3 cell factory in the Philippines. Peter Aschenbrenner, our Chief Strategy Officer, has more than 40 years of solar industry experience. Mark Babcock, our Chief Revenue Officer, established SunPower’s distributed generation channel business in Europe 14 years ago and has led other solar companies’ distributed generation efforts in Europe and globally in the past 9 years before joining Maxeon in 2020 including 17 years at SunPower in various executive roles. Tiffany See, our Chief Human Resource Officer, joined Maxeon in 2020 bringing over 20 years of experience leading innovative human resource strategy with a focus on creating inclusive cultures, organization development and building leadership capability.
Our Strategy
We are strategically positioned to deploy advanced solar technologies at scale. We draw on 35 years of technology innovation around high-performance solar products and well-established global channels. Our primary focus includes:
•Increasing the production capacity of Maxeon 5 and 6. The brownfield build-out of Maxeon 5 and 6, leveraging existing facilities and operational expertise combined with increased scale and simplified process, is expected to deliver 50% reduction in capital intensity and factory space requirements as well as reduced cell conversion cost (as compared to the Maxeon 2 technology that it is replacing).
•Innovating Future Product Technology. Maxeon 7, currently in development, has the potential to expand our addressable market and to achieve further process simplification and reduction in capital intensity and cell conversion cost.
•Enhancing our access to the low-cost Asia-centric supply chain and expanding our global channels to market. We will have access to our strategic partner TZS’s knowledge of upstream supply markets and distribution channels in Asia. In addition, we will be able to leverage access to TZS’s silicon wafers for our Performance line and Maxeon line technologies.
•Addressing the United States Solar Market with Performance Line. We recently announced that we plan to manufacture and market new Performance line shingled module technology for use in the United States market contingent upon us securing the necessary funding.
•Optimizing our strategic supply relationships with SunPower and Huansheng. We believe that the maintenance and optimization of our current strategic supply relationships are crucial to support our current global leadership position along with maintaining our exposure to key and growing markets worldwide.
•Leveraging our established distributed generation channels to drive continued growth. As a leading distributed generation player, we have a robust sales and marketing platform to access key markets around the world. The expansion of this network is a vital element for future growth, as is the inclusion of additional product lines such as AC modules which expand our share of wallet with our existing channel partners.
•Adding value “Beyond the Panel” for increased revenue and margin. Our strong channels to market in the distributed generation business offer an opportunity for Maxeon to bundle adjacent products together with our panel sales. We have already begun adding microinverters to certain of our panels for sale in Europe and Australia, and we intend to further expand our product portfolio in the future to include battery storage systems and customer focused services.

•Enhancing our financial performance through our superior technology, manufacturing processes and strategy. We believe we have the ability to translate our superior technology into strong financial returns as we couple our premium average selling prices with enhanced manufacturing processes and a scalable low-cost footprint, resulting in rapidly expanding margins and cash generation.
•Increasing our capital efficiency with direct access to capital markets. We seek to enhance our capital efficiency, as well as improve strategic alignment with our stakeholders through direct access to capital markets.
With our corporate headquarters in Singapore and existing manufacturing facilities in Malaysia, the Philippines, and China (through our Huansheng joint venture), we believe our significant Asian presence will help strengthen relationships and sourcing arrangements across our supply chain as well as provide us access to the large Chinese solar market. We plan to increase the Performance line capacity in Huansheng joint venture to 8 GW, add our Performance line to our own manufacturing facilities in Malaysia and Mexico upon securing funding and convert our Fab 3 manufacturing facility from Maxeon 2 to Maxeon 5 and 6 manufacturing capacity. As of January 3, 2021, we had over 1.5 GW of manufacturing capacity and contractual access to over 3.2 GW of Performance line supply from our Huansheng joint venture.
Our Industry
The solar power industry manufactures and deploys solar panels and systems across a range of end-use applications. With estimated 2020 annual shipment volumes of almost 140 GW, solar power comprises the largest fraction of newly installed global electric power generation equipment. The two primary application segments are distributed generation (“DG”), mainly for residential and commercial rooftops systems, and utility and power plant (“UPP”) for large ground-mounted power generation systems. During 2020, total industry shipment volume mix was approximately 38% DG and 62% UPP according to Wood Mackenzie. The solar panel manufacturing industry is fragmented, with no player holding a market share of over 15% of 2020 shipments according to PV Infolink. Eight of the top ten (by volume) manufacturers are based in China.
The market for electric generation products is heavily influenced by national, state/provincial and local government laws, regulations and policies concerning the electric utility industry globally, as well as policies promulgated by electric utilities. The market for electric generation equipment is also influenced by trade and local content laws, regulations and policies. In addition, on-grid applications depend on access to the grid, which is also regulated by government entities.
Our Products
Maxeon Solar Panels

Maxeon offers a comprehensive panel portfolio ensuring maximum flexibility to address all customer’s energy needs. Our flagship Maxeon solar panels are the highest efficiency panel available on the market and deliver maximum energy production, unmatched reliability, while providing leading environmental sustainability and aesthetics.
Maxeon panels lead the solar industry in panel efficiency and deliver more savings by generating the most solar energy in a given amount of roof space. Over time, the advantage grows, because Maxeon panels also have the lowest degradation rate in the solar industry. While most conventional panels tend to degrade around 0.7%/year, Maxeon panels have proven to degrade at less than one-third of that rate, or about 0.2%/year. To translate into real results – that means a Maxeon panel delivers up to 25% more energy from the same footprint as conventional panels in its first year of operation. In year 25, that advantage grows to about 45% more energy, for an average of 35% more energy during the first 25 years.
Maxeon panels utilize a unique ribbon-less back-contact cell structure utilizing a metal foundation that minimizes the impact of climatic stresses as well as shading and cell cracks. Through this, Maxeon panels produce up to 30% more energy under shaded conditions and are not reliant on a bypass diode in the junction box to prevent hotspots – the cells are intrinsically resistant to the formation of hotspots. When Maxeon back-contact cells are cracked from impacts, the metal foundation maintains electrical connections to any broken sections, maintaining module power. The lower risk is conveyed to our customers through a leading panel warranty which, unlike most conventional warranties, is based on actual field-testing data. The power warranty guarantees no more than 0.25%/year power drop – the lowest rate in solar. Field data shows that only 0.005% or 1 in 20,000 Maxeon panels have been returned under warranty.
Maxeon has pioneered sustainability efforts in solar manufacturing, and our Maxeon panels have been recognized with the prestigious Cradle to Cradle Certified™ designation for DC panels. The Cradle to Cradle designation demonstrates the products' quality based on rankings of material health, material reutilization, renewable energy use, water stewardship, and social fairness. Maxeon discloses its ingredients through the Declare label – available for all Maxeon 2, 3, and 5 panels. Our Mexicali, Mexico manufacturing facility is certified by NSF Sustainability as Zero Waste to Landfill. The certification means that this facility diverts more than 99% of its waste, with 1% or less going to landfills.
Finally, the back-contact cell design of Maxeon panels provides an uncluttered and elegant design aesthetic – with panels available in black and white backsheets. This has made Maxeon panels the panel of choice for architects and designers for decades.
Our latest technology, Maxeon 5 and 6 utilize a similar design to Maxeon 3 with incremental efficiency improvements and a larger wafer, further increasing panel power. When fully ramped, we expect Maxeon technology on larger wafers to be significantly less expensive to manufacture than Maxeon 3 technology. We are converting our legacy Maxeon 2 production capacity in Fab 3 to Maxeon 5 and 6 production capacity. We expect to retrofit Fab 3 with over 550 MW of Maxeon 5 and 6 capacity.

Performance Solar Panels
Our Performance line of solar panels utilize high efficiency mono PERC cells to deliver higher reliability and efficiency than conventional panels. With more than 3 GW deployed across more than 60 countries to date, Performance line solar panels are the industry’s most deployed shingled cell panel technology.
The innovation behind Performance line solar panels is protected by more than 100 patents worldwide covering cell and panel design, as well as key manufacturing tools and processes. These products utilize a proprietary manufacturing process to assemble conventional silicon solar cells into panels with increased energy yield and reliability compared with conventional panels. Similar to Maxeon panels, the cell interconnects used in conventional panels are “designed out” to provide high reliability. The unique inter-cell bussing is robust under shading and cell cracking stresses, to maximize energy production and lifetime.
Performance line solar panels are produced by Huansheng, a Yixing, China based joint venture in which we own a 20% equity stake at the time of Distribution. Huansheng currently has a capacity to produce approximately 5 GW per year of Performance line solar panels and has indicated that it plans to expand capacity to approximately 8 GW per year in 2021. We have the right, but not the obligation, to take up to 33% of Huansheng’s capacity for sale directly into global distributed generation markets outside of China and power plant markets in the United States and Mexico regions, and a further 33% for sale into global power plant markets with the exception of China, the United States and Mexico through a marketing joint venture in which we own an 80% stake. We also plan to manufacture up to 2 GW of Performance line solar panels in our facilities in Malaysia and Mexico, with deliveries expected in early 2022, subject to us securing the necessary funding. Depending on site conditions and market demand, we may explore further plans for expansion including potentially selecting a site for a U.S. based module assembly facility.
In late 2020 we introduced a new line of Maxeon AC Modules for sale in Europe and Australia. These products are versions of our Maxeon 5 panels with factory-attached micro-inverters. These modules integrate an inverter with each PV module in a controlled factory environment, creating a single unit that is ready to connect to the low voltage power grid. AC Modules provide significant installation and energy production advantages versus traditional systems and allow us to capture an additional portion of the value of a solar installation. We anticipate expanding our range of AC modules during the course of 2021 to include versions utilizing our Performance line panels.

We generally provide a 25-year product warranty for Maxeon-manufactured solar panels for defects in materials and workmanship. Conventional panels generally provide 10-12 years of product warranty coverage, exposing claimants to potential issues making claims after the product warranty has expired; but, before the power warranty has expired. We generally provide a power warranty guaranteeing a certain minimum level of power output over time. Maxeon panels lead the industry with 0.25%/year degradation, while Performance line panels provide 0.45%/year. The warranty provides that we will repair, replace, or reimburse for any defective solar panels during the warranty period.
Principal Markets
During fiscal year 2020, 27.9% of our revenue was attributable to North America, 37.0% to EMEA, 30.3% to Asia Pacific and 4.8% to other markets. During fiscal year 2019, 36.2% of our revenue was attributable to North America, 28.8% to EMEA, 31.5% to Asia Pacific and 3.5% to other markets. During fiscal year 2018, 43.5% of our revenue was attributable to North America, 34.7% to EMEA, 20.6% to Asia Pacific and 1.2% to other markets. While we expect that North America will continue to represent a key market for us, we anticipate continuing to sell the majority of our products outside of North America in the future.
The Maxeon line, which includes our Maxeon 2, Maxeon 3 and Maxeon 5 and 6 solar panels, is primarily targeted at residential and commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation markets as well.
Research and Development
We engage in extensive research and development efforts to improve solar cell efficiency and solar panel performance through the enhancement of our existing products, development of new techniques, and by reductions in manufacturing cost and complexity. Our research and development group works closely with our manufacturing facilities, equipment suppliers and customers to improve solar cell design and to lower solar cell, solar panel and system product manufacturing and assembly costs.
In addition, we work closely with our current and potential suppliers of crystalline silicon, a key raw material used in the manufacture of solar cells, to develop specifications that meet our standards and ensure high quality while at the same time controlling costs. We currently rely on SunPower to perform research and development work under a product collaboration agreement, with work conducted in SunPower’s Silicon Valley research and development labs. We are creating a research and development laboratory in Singapore that we expect will enable even greater access to the rich solar talent base in Singapore, the rest of Asia and Australia.
Manufacturing and Supplies
Manufacturing
We currently operate solar cell manufacturing facilities in the Philippines and Malaysia and solar module assembly facilities in Mexico and France. We regularly evaluate our manufacturing capabilities in support of anticipated demand for our products and from time to time may determine to upgrade and expand, relocate or to shut down one or more facilities as opportunities to streamline our manufacturing operations become apparent.
As part of the solar panel manufacturing process, polysilicon is melted and grown into crystalline ingots and sliced into wafers by business partners specializing in those processes. The wafers are processed into solar cells in our manufacturing facilities located in the Philippines and Malaysia.
The Maxeon 3 solar cell manufacturing facility that we own and operate in the Philippines has an annual capacity of approximately 560 MW. The Maxeon 2 solar cell manufacturing facility we own and operate in Malaysia is currently being converted to produce over 550 MW of Maxeon 5 and 6 technology.

In order to support our recently announced plans to sell our new Performance line shingled module technology for use in the United States market, aimed at utility-scale power plants and large commercial and industrial systems, we plan to expand our Malaysia cell manufacturing facility to add up to 2 GW of mono-PERC solar cells and upgrade our assembly facility in Mexico. The initial phase of this expansion is expected to be completed by the end of 2021, with deliveries expected in early 2022, subject to us securing the necessary funding. Depending on site conditions and market demand, we may explore further plans for expansion including potentially selecting a site for a U.S. based module assembly facility.
Supplies
We source the materials and components for our solar cells and panels both internally and from third-party suppliers based on quality, performance, and cost considerations. We typically assemble proprietary components, while we purchase generally available components from third-party suppliers. In a few cases, proprietary components are sole sourced. While we secure supply of these specific components, we may face production disruptions if the supplier is not fulfilling its obligations, and adoption of new tariffs between different countries may negatively affect the cost of some materials.
We purchase our Performance line solar panels from our Huansheng joint venture who currently has a capacity to produce approximately 5 GW of Performance line solar panels. We have the right, but not the obligation, to take up to 33% of Huansheng’s capacity for sale directly into global distributed generation markets outside of China and power plant markets in the United States and Mexico regions, and a further 33% for sale into global power plant markets with the exception of China, the United States and Mexico through a marketing joint venture in which we own an 80% stake.
We purchase polysilicon, ingots, wafers and solar cells from various manufacturers on both a contracted and a purchase order basis. We work with our suppliers and partners along all steps of the value chain to reduce costs by improving manufacturing technologies and expanding economies of scale. Crystalline silicon is the principal commercial material for solar cells and is used in several forms, including single-crystalline, or monocrystalline silicon, multi-crystalline, or polycrystalline silicon, ribbon and sheet silicon, and thin-layer silicon. Our solar cell value chain starts with high purity silicon called polysilicon. Polysilicon is created by refining quartz or sand.
Polysilicon is a critical raw material used in the production of our photovoltaic products. To maintain competitive manufacturing operations, we depend on our suppliers to timely deliver polysilicon in sufficient quantities and of appropriate quality. We purchase polysilicon that we resell to third-party ingot and wafer manufacturers who deliver wafers to us that we then use in the manufacturing of solar cells.
In 2008, due to a polysilicon shortage and to match its estimated customer demand forecasts and growth strategy, SunPower entered into long-term fixed supply agreements for polysilicon. In connection with the Spin-off, we have entered into an agreement with SunPower pursuant to which we will effectively receive SunPower’s rights under the continuing long-term fixed supply agreements (including SunPower’s deposits and advanced payments thereunder) and, in return, we will perform all of SunPower’s existing and future obligations under the agreements (including all take-or-pay obligations). Maxeon is not permitted to cancel or exit this agreement prior to its expiration. The agreement is structured as a “take or pay” agreement that specifies future quantities of polysilicon to be purchased by the end of fiscal year 2022 and the pricing of polysilicon required to be supplied. The agreement also provides for penalties or forfeiture of advanced deposits in the event Maxeon terminates the arrangement. Additionally, under the agreements, Maxeon is required to make prepayments to the suppliers over the term of the agreements.
As a result of an increase in industry-wide polysilicon manufacturing capacity and a decrease in global demand for polysilicon, polysilicon prices decreased significantly over the past decade. SunPower negotiated with the polysilicon suppliers to reduce the purchase price for a substantial amount of polysilicon supplied pursuant to those agreements. Nevertheless, the purchase prices under Maxeon’s remaining long-term fixed supply agreement continue to be higher than polysilicon prices currently available in the market.

The agreements with the remaining supplier provide for fixed or inflation-adjusted pricing and are expected to prevent us, from benefiting from decreased polysilicon costs and are expected to cause us, to purchase polysilicon at unfavorable pricing and payment terms relative to prices available in the market and payment terms available to our competitors. In addition, in the event that we have inventory in excess of short-term requirements of polysilicon in our manufacturing operations, in order to reduce inventory or improve working capital, we may elect to sell such inventory in the marketplace at prices below our purchase price, thereby incurring a loss.
As of January 3, 2021, future purchase obligations under the long-term fixed supply agreements totaled $242.4 million and advance payment obligations to suppliers totaled $92.9 million, of which $43.7 million is classified as “Advances to suppliers, current portion” in our Consolidated and Combined Balance Sheets. See “Note 9. Commitments and Contingencies” for outstanding future purchase commitments.
During fiscal year 2020, we recognized charges of $8.5 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements. In addition, we estimate that we paid $78.0 million above the market price of polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. As of January 3, 2021, based on the then price of polysilicon available in the market, we estimated the remaining contractual commitments under these long-term fixed supply agreements for polysilicon that is above market to be approximately $178.7 million, which we expect to incur from 2021 through 2022. A hypothetical 10% increase or decrease in polysilicon prices would cause our estimated total loss to decrease or increase, respectively, by approximately $6.4 million.
For more information about risks related to our supply chain and risks related to the Maxeon Business generally, see “Item 3.D. Risk Factors”.
Key Corporate Functions
In connection with the Spin-off, we have created standalone corporate and support functions for our business and operations. Key corporate functions are expected to include tax, treasury, accounting, internal audit, investor relations, human resources, communications, legal and corporate governance, information technology, facilities, and administrative support services.
In connection with the Spin-off, SunPower provides and/or makes available various administrative services and assets to us pursuant to the Transition Services Agreement. Services provided by SunPower to us include certain services related to finance, accounting, business technology, human resources information systems, human resources, facilities, document management and record retention, relationship and strategy management and module operations, technical and quality support. In consideration for such services, we pay a fee to SunPower for the services provided in an amount intended to allow SunPower to recover all of its direct and indirect costs incurred in providing those services, plus a standard markup, and subject to a 25% increase following an extension of the initial term (unless otherwise mutually agreed to by us and SunPower). The Transition Services Agreement has a term of one year from the Spin-off with an option to extend for up to additional 180 days by mutual written agreement of us and SunPower. Most of these transition services will terminate by March 2021.
Intellectual Property
We rely on a combination of patent, copyright, trade secret, trademark, and contractual protections to establish and protect our proprietary rights. We typically require our business partners to enter into confidentiality and non-disclosure agreements before we disclose any sensitive aspects of our solar cells, technology, or business plans. We typically enter into proprietary information agreements with employees, consultants, vendors, customers, and joint venture partners.

We own multiple patents and patent applications that cover aspects of the technology in the solar cells and panels that we currently manufacture and market. We continue to file for and receive new patent rights on a regular basis. The lifetime of a utility patent typically extends for 20 years from the date of filing with the relevant government authority. We assess appropriate opportunities for patent protection of those aspects of our technology, designs, methodologies, and processes that we believe provide significant competitive advantages to us, and for licensing opportunities of new technologies relevant to our business. As of January 3, 2021, we held 659 patents and 488 pending patent applications in jurisdictions other than the United States, we held 1 pending patent application in the United States, and we licensed from SunPower Corporation 353 patents and 156 pending patent applications in the United States. While patents are an important element of our intellectual property strategy, our business as a whole is not dependent on any one patent or any single pending patent application. We additionally rely on trade secret rights to protect our proprietary information and know-how. We employ proprietary processes and customized equipment in our manufacturing facilities. We therefore require employees and consultants to enter into confidentiality agreements to protect them.
When appropriate, we enforce our intellectual property rights against other parties. For more information about risks related to our intellectual property, see “Item 3.D. Risk Factors.”
Competition
The market for solar electric power technologies is competitive and continually evolving, resulting in price reductions in the market and reduced margins which may continue and could lead to loss of market share. Our solar power products and systems compete with many competitors in the solar power market, including, but not limited to: Canadian Solar Inc., First Solar Inc., Hanwha QCELLS Corporation, JA Solar Holdings Co., Jinko Solar, LG Solar, LONGi Solar, Panasonic, REC Solar, Risen Energy and Trina Solar Ltd.
In addition, universities, research institutions, and other companies have brought to market alternative technologies, such as thin-film solar technology, which compete with our photovoltaic technology in certain applications. Furthermore, the solar power market in general competes with other energy providers such as electricity produced from conventional fossil fuels supplied by utilities and other sources of renewable energy, including wind, hydro, biomass, solar thermal, and emerging distributed generation technologies such as micro-turbines, sterling engines and fuel cells.
In the large-scale on-grid solar power systems market, we face direct competition from a number of companies, including those that manufacture, distribute, or install solar power systems as well as construction companies that have expanded into the renewable sector. In addition, we will occasionally compete with distributed generation equipment suppliers.
We believe that the key competitive factors in the market for solar power systems include:
•total system price;
•LCOE evaluation;
•customer cost of energy evaluation;
•power efficiency and energy yield;
•aesthetic appearance of solar panels and systems;
•interface with standard mounting systems;
•strength of distribution relationships;
•commercial payment terms;
•established sales channels to customers;

•timeliness of new product introductions; and
•warranty protection, quality, and customer service.
We believe that we can compete favorably with respect to each of these elements, although we may be at a disadvantage in comparison to larger companies with broader product lines, greater technical service and support capabilities, and financial resources. See “Item 3.D. Risk Factors” for more detail.
Government Regulation
Public Policy Considerations
Different public policy mechanisms have been used by governments to accelerate the adoption and use of solar power. Examples of customer-focused financial mechanisms include capital cost rebates, performance-based incentives, feed-in tariffs, tax credits, renewable portfolio standards, net metering, and carbon regulations. Some of these government mandates and economic incentives are scheduled to be reduced or to expire, or could be eliminated altogether. Capital cost rebates provide funds to customers based on the cost and size of a customer’s solar power system. Performance-based incentives provide funding to a customer based on the energy produced by their solar power system. Feed-in tariffs pay customers for solar power system generation based on energy produced, at a rate generally guaranteed for a period of time. Tax credits reduce a customer’s taxes at the time the taxes are due. Renewable portfolio standards mandate that a certain percentage of electricity delivered to customers come from eligible renewable energy resources. Net metering allows customers to deliver to the electric grid any excess electricity produced by their on-site solar power systems, and to be credited for that excess electricity at or near the full retail price of electricity. Carbon regulations, including cap-and-trade and carbon pricing programs, increase the cost of fossil fuels, which release climate-altering carbon dioxide and other greenhouse gas emissions during combustion.
In addition to the mechanisms described above, it should be noted the United Nations has adopted Sustainable Development Goals, or SDGs, which are being promoted by governments, corporations and civil society. Achieving several of the SDGs requires mass adoption of clean energy by 2030 and this is driving government policies. In Europe, for instance, the European Commission has harmonized its target date with the SDGs and mandated that its member states adopt integrated national climate and energy plans aimed at increasing their renewable energy targets to be achieved by 2030. These developments could benefit the deployment of solar.
Environmental Regulations
We use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in our research and development, manufacturing, and construction activities. We are subject to a variety of laws and regulations related to the purchase, storage, use, and disposal of hazardous materials in jurisdictions where we operate. We believe that we have all environmental permits necessary to conduct our business and expect to obtain all necessary environmental permits for future activities. We believe that we have properly handled our hazardous materials and wastes and have appropriately remediated any contamination at any of our premises. For more information about risks related to environmental regulations, see “Item 3.D. Risk Factors.”
Legal Proceedings
We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. Further, certain legal claims and litigation involving the Maxeon Business have been retained by SunPower after the Spin-off. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations.

In addition, in connection with the separation, we entered into a Separation and Distribution Agreement pursuant to which SunPower has agreed to indemnify us for certain litigation claims in which we or one of our subsidiaries is named as a defendant or party. While we expect to suffer no material financial liability because these matters are indemnified, it may drain our resources to cooperate with SunPower to defend these claims and our reputation with key stakeholders may be affected.
4.C.ORGANIZATIONAL STRUCTURE
Organizational Structure
Following the Spin-off, we are a separate, standalone company independent of SunPower. SunPower does not retain any ownership interest in us. See “Item 4.B. Business Overview” for additional information.
Significant Subsidiaries
Below is a list of our significant subsidiaries as of January 3, 2021:

Name	Country of Incorporation	% of Equity Interest
Maxeon Solar Pte. Ltd	Singapore	100
SunPower Philippines Manufacturing Ltd.	Cayman Islands	100
SunPower Malaysia Manufacturing Sdn. Bhd.	Malaysia	100
SunPower Systems Sarl	Switzerland	100
SunPower Energy Solutions France SAS	France	100
SunPower Corporation Mexico, S. de R.L. de C.V.	Mexico	100
4.D.PROPERTY, PLANTS AND EQUIPMENT
Our corporate headquarters is located in Singapore. The principal office for our international operations, which is also our registered office, is located in Singapore.
To ensure that we have sufficient manufacturing capacity to meet future production needs, we regularly review the capacity and utilization of our manufacturing facilities. The Malaysia Atomic Energy Licensing Board, Malaysian Investment Development Authority, Malaysia Department of Environment, Department of Occupational Safety & Health, Fire and Rescue Department of Malaysia, Mexico Secretaria de Proteccion al Ambiente, Philippines Department of Environment and Natural Resources, Laguna Lake Development Authority, Philippines Economic Zone Authority, Philippines Department of Health/Food and Drugs Authority, European Agency for Safety and Health at Work and other regulatory agencies regulate the approval for use of manufacturing facilities for photovoltaic products and equipment, and compliance with these regulations may require a substantial amount of validation time prior to start-up and approval. Accordingly, it is important to our business that we ensure we have sufficient manufacturing capacity to meet our future production needs.

Major Facilities
The following table sets forth our most significant facilities as of January 3, 2021:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
France	27,000	Leased	2023	Global support office
France	42,000	Owned	NA	Solar assembly facility
France	36,000	Owned	NA	Solar assembly facility
Malaysia	883,000	Owned	NA	Solar manufacturing facility
Mexico	186,000	Leased	2027	Solar module assembly facility
Mexico	320,000	Leased	2021	Solar module assembly facility
Philippines	641,000	Owned	NA	Former solar cell manufacturing facility
Philippines	118,000	Owned	NA	Former solar module assembly facility
Philippines	280,000	Leased	2024	Solar cell manufacturing support and storage facility
Philippines	389,000	Owned	NA	Solar cell manufacturing facility
Philippines	65,000	Owned	NA	Global support offices
Singapore	27,000	Leased	2025	Global support offices and research and development facility
We believe that we have satisfactory title to our plants and facilities in accordance with standards generally accepted in our industry. We believe that all of our current production facilities are in good operating condition. As of January 3, 2021, the consolidated net book value of our property, plant and equipment was $246.9 million.
Environmental Matters
We integrate core values of environmental protection into our business strategy to protect the environment, to add value to the business, manage risk and enhance our reputation.
We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. As a result, we have established internal policies and standards that aid our operations in systematically identifying relevant hazards, assessing and mitigating risks and communicating risk information. These internal policies and standards are in place to ensure our operations comply with relevant environmental, health and safety laws and regulations. In addition, periodic audits of our operations are conducted. The potential risks we identify are integrated into our business planning, including investments in reducing safety and health risks to our associates and reducing our impact on the environment. We have also dedicated resources to monitor legislative and regulatory developments and emerging issues to anticipate future requirements and undertake policy advocacy when strategically relevant.
4.E.UNRESOLVED STAFF COMMENTS
Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A.OPERATING RESULTS
This operating and financial review should be read together with the section captioned “Item 4.B. Business Overview” and the consolidated and combined financial statements of Maxeon and the related notes to those statements included elsewhere in this Form 20-F. Among other things, those financial statements include more detailed information regarding the basis of preparation for the following information. The consolidated and combined financial statements of Maxeon have been prepared in accordance with GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements. Please see discussion under “Special Note About Forward-Looking Statements” in this Form 20-F.
Basis of Presentation
Standalone financial statements have not been historically prepared for our business. Our consolidated and combined financial statements have been derived (i) from the consolidated financial statements and accounting records of SunPower as if we had operated on our own during the period presented and were prepared in accordance with GAAP prior to August 26, 2020 and (ii) subsequent to August 26, 2020, the consolidated financial statements of the Company as an independent public company.
Prior to the Spin-off, as there is no controlling financial interest present between or among the entities that comprise our business, we prepared the financial statements of the Company on a combined basis. Net parent investment in the Company’s business is shown in lieu of equity attributable to the Company as there is no consolidated entity in which SunPower holds an equity interest. Net parent investment represents SunPower's interest in the recorded net assets of the Company.
The Consolidated and Combined Statements of Operations include all sales and costs directly attributable to Maxeon, including costs for facilities, functions and services used by Maxeon. The Combined Statements of Operations also reflect allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of Maxeon and SunPower consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, Maxeon. The allocations may not, however, reflect the expense we would have incurred as a standalone company for the period presented. Actual costs that may have been incurred if we had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the Spin-off, the consolidated financial statements include the accounts of the Company and its subsidiaries.
All periods presented have been accounted for in conformity with GAAP and pursuant to the regulations of the SEC.
For further information on the basis of presentation of the combined financial statements see “Note 1. Background and Basis of Presentation” to our consolidated and combined financial statements included elsewhere in this Form 20-F.

Overview
We are in the business of solar panel cell and solar manufacturing operations and supply to resellers and commercial and residential end customers. We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
See “Note 5. Revenue from Contracts with Customers” to our consolidated and combined financial statements. Our consolidated and combined financial statements have been derived from (i) the consolidated financial statements and accounting records of SunPower as if we had operated on our own during the period presented and were prepared in accordance with GAAP prior to August 26, 2020 and (ii) subsequent to August 26, 2020, the consolidated financial statements of the Company as an independent public company.
During fiscal years 2020, 2019 and 2018, we had sales of $231.2 million, $426.5 million and $388.5 million, respectively, to SunPower representing the sale of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing is based on the Supply Agreement with SunPower. Refer to “7.B Related Party Transactions”.
Unit of Power
When referring to our facilities’ manufacturing capacity, and total sales, the unit of electricity in watts for kilowatts (“KW”), megawatts (“MW”), and gigawatts (“GW”) is direct current (“DC”), unless otherwise noted as alternating current (“AC”).
Levelized Cost of Energy (“LCOE”)
LCOE is an evaluation of the life-cycle energy cost and life-cycle energy production of an energy producing system. It allows alternative technologies to be compared across different scales of operation, investment or operating time periods. It captures capital costs and ongoing system-related costs, along with the amount of electricity produced, and converts them into a common metric. Key drivers for LCOE measures for photovoltaic products include panel efficiency, capacity factors, reliable system performance, and the life of the system.
Customer Cost of Energy (“CCOE”)
Our customers are focused on reducing their overall cost of energy by intelligently integrating solar and other distributed generation sources, energy efficiency, energy management, and energy storage systems with their existing utility-provided energy. The CCOE measurement is an evaluation of a customer’s overall cost of energy, taking into account the cost impact of each individual generation source (including the utility), energy storage systems, and energy management systems. The CCOE measurement includes capital costs and ongoing operating costs, along with the amount of electricity produced, stored, saved, or re-sold, and converts all of these variables into a common metric. The CCOE metric allows customers to compare different portfolios of generation sources, energy storage, and energy management, and to tailor their solution towards optimization.
Seasonal Trends and Economic Incentives
Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives, among others. Sales have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year. The installation of solar power components and related revenue may decline during cold and/or rainy winter months for the distributed generation market.

Trends and Uncertainties
Demand
We are in the process of addressing many challenges facing our business. Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives, among others. Sales have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year. The installation of solar power components and related revenue may decline during cold and/or rainy winter months.
During fiscal year 2018, we faced market challenges, including competitive solar product pricing pressure including the impact of tariffs imposed pursuant to Section 201 and Section 301 of the Trade Act of 1974. On January 23, 2018, President Trump issued Proclamation 9693, which approved recommendations to provide relief to U.S. manufacturers and imposed safeguard tariffs on imported solar cells and modules, based on the investigations, findings, and recommendations of the International Trade Commission. The tariffs went into effect on February 7, 2018. While solar cells and modules based on IBC technology and related products, were granted exclusion from these safeguard tariffs on September 19, 2018, our solar products based on other technologies continue to be subject to the safeguard tariffs. Additionally, the USTR initiated an investigation under Section 301 of the Trade Act of 1974 into the government of China’s acts, policies, and practices related to technology transfer, intellectual property, and innovation. The USTR imposed additional import duties of up to 25% on certain Chinese products covered by the Section 301 remedy. These tariffs include certain solar power system components and finished products, including those purchased from our suppliers for use in our products and used in our business. Imposition of these tariffs—on top of anti-dumping and countervailing duties on Chinese solar cells and modules, imposed under the prior administration—has resulted and is likely to continue to result in a wide range of impacts to the U.S. solar industry, global manufacturing market and our business, including market volatility, price fluctuations, and demand reduction. Uncertainties associated with the Section 201 and Section 301 trade cases prompted us to adopt a restructuring plan and implement initiatives to reduce operating expenses and cost of revenue overhead and improve cash flow. Any extension or expansion of the Section 201 or 301 tariffs could have an adverse effect on our suppliers, customers, partners, or projects. We incurred total tariff charges of approximately $0.4 million, $4.6 million and $42.5 million for fiscal years 2020, 2019 and 2018, respectively.
We continue to focus on investments that we expect will offer the best opportunities for growth including our industry-leading Maxeon 5 and 6, as well as our next-generation Maxeon 7, and our Performance line cell and panel technologies.
Supply
We continue to focus on producing our new lower cost, high efficiency Performance line of solar panels, which will enhance our ability to rapidly expand our global footprint with minimal capital cost.
We continue to see significant and increasing opportunities in technologies and capabilities adjacent to our core product offerings that can significantly reduce our customers’ CCOE, including the integration of energy storage and energy management functionality into our systems, and have made investments to realize those opportunities, enabling our customers to make intelligent energy choices by addressing how they buy energy, how they use energy, and when they use it. We have added advanced module-level control electronics to our portfolio of technology designed to enable longer series strings and significant balance of system components cost reductions in large arrays. We currently offer solar panels that use microinverters designed to eliminate the need to mount or assemble additional components on the roof or the side of a building and enable optimization and monitoring at the solar panel level to ensure maximum energy production by the solar system.
We continue to improve our unique, differentiated solar cell and panel technology. We emphasize improvement of our solar cell efficiency and LCOE and CCOE performance through enhancement of our existing products, development of new products and reduction of manufacturing cost and complexity in conjunction with our overall cost-control strategies.

We previously reduced our overall solar cell manufacturing output in an ongoing effort to match profitable demand levels, with increasing bias toward our highest efficiency Maxeon 3 and Maxeon 5 and 6 products, which utilizes our latest solar cell technology, and our Performance line of solar panels, which utilize conventional cell technology that we purchase from third parties in low-cost supply chain ecosystems such as China. In fiscal year 2020, we transitioned our Fab 3 in Malaysia and Mexico from Maxeon 2 technology to the higher efficiency Maxeon 5 and 6 products. As part of this realignment, we freed up space in Fab 3 in Malaysia and Mexico which will allow us to implement our planned capital investment for the production of our new Performance line of solar panels within our existing factory footprint.
We are focused on reducing the cost of our solar panels, including working with our suppliers and partners along all steps of the value chain to reduce costs by improving manufacturing technologies and expanding economies of scale and reducing manufacturing cost and complexity in conjunction with our overall cost-control strategies. We believe that the global demand for solar panels is highly elastic and that our aggressive, but achievable, cost reduction roadmap will reduce installed costs for our customers and drive increased demand for our solar panels.
We also work with our suppliers and partners to ensure the reliability of our supply chain. We have contracted with a supplier for multi-year supply agreements, under which we have annual minimum purchase obligations. For more information about our purchase commitments and obligations, see “Item 5.B Liquidity and Capital Resources— Liquidity” and “Note 9. Commitments and Contingencies” to our consolidated and combined financial statements included elsewhere in this Form 20-F.
We currently believe our supplier relationships and various short- and long-term contracts will afford us the volume of material and services required to meet our planned output; however, we face the risk that the pricing of our long-term supply contracts may exceed market value. For example, we purchase our polysilicon under fixed-price long-term supply agreements. When the purchase costs under these agreements significantly exceed market value they may result in inventory write-downs based on expected net realizable value. Additionally, existing arrangements from prior years have resulted in above current market pricing for our purchase of polysilicon, resulting in inventory losses that we have realized. For several years, we have elected to sell polysilicon inventory in excess of short-term needs to third parties at a loss and may enter into further similar transactions in future periods from time to time.
For a further discussion of trends, uncertainties and other factors that could impact our operating results, see the section entitled “Risk Factors” included elsewhere in this Form 20F.
Impairment of Manufacturing Assets
In the second quarter of fiscal year 2018, SunPower announced its proposed plan to transition its corporate structure into upstream and downstream business units, and its long-term strategy to upgrade its IBC technology to A–Series (Maxeon 5). Accordingly, SunPower expected to upgrade the equipment associated with its manufacturing operations for the production of Maxeon 5 and 6 over the next several years. In connection with these planned changes that would impact the utilization of its manufacturing assets, continued pricing challenges in the industry, as well as the then ongoing uncertainties associated with the Section 201 trade case, SunPower determined indicators of impairment existed and therefore performed a recoverability test by estimating future undiscounted net cash flows expected to be generated from the use of these asset groups. Based on its fixed asset investment recoverability test performed, SunPower determined that its estimate of future undiscounted net cash in-flows was insufficient to recover the carrying value of the upstream business unit’s assets and consequently performed an impairment analysis by comparing the carrying value of the asset group to its estimated fair value.
Consistent with its accounting practices, in estimating the fair value of the long-lived assets, SunPower made estimates and judgments that it believes reasonable market participants would make. The impairment evaluation utilized a discounted cash flow analysis inclusive of assumptions for forecasted profit, operating expenses, capital expenditures, remaining useful life of its manufacturing assets, and a discount rate, as well as market and cost approach valuations performed by a third party valuation specialist, all of which require significant judgment by SunPower management. In accordance with this evaluation, SunPower recognized a non-cash impairment charge of

$369.2 million during its fiscal quarter ended July 1, 2018. Out of SunPower’s impairment charge, we recognized $367.9 million, of which $354.8 million, $12.8 million, and $0.3 million were allocated to “Impairment of manufacturing assets,” “Research and development” and “Sales, general and administrative,” respectively, in our Consolidated and Combined Statements of Operations for fiscal year 2018. There were no significant impairment charges recorded in fiscal years 2020 and 2019.
Critical Accounting Policies and Significant Estimates
Our significant accounting policies are set out in “Note 1. Background and Basis of Presentation” to our consolidated and combined financial statements included elsewhere in this Form 20-F, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our audited consolidated and combined financial statements. Actual results may differ from these estimates under different assumptions or conditions.
Critical accounting policies are those that reflect significant judgments or uncertainties, and which could potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies.
Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates and judgments or require us to revise the carrying value of our assets or liabilities as of the date of issuance of this Form 20-F. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.
There were no other significant changes in our critical accounting estimates during fiscal year 2020 compared to those described below.
Basis of Preparation of the Combined Financial Statements Prior to Spin-off
The following paragraphs describe the significant estimates and assumptions applied by management in the preparation of the consolidated and combined financial statements.
Prior to Spin-off, the combined financial statements include the assets and liabilities of SunPower’s subsidiaries that are attributable to our business, representing its solar cell and panel manufacturing operations and activities outside the Domestic Territory. These subsidiaries were previously included in SunPower’s SunPower Technologies Segment (“SunPower Technologies”). While also included in SunPower Technologies, the assets, liabilities and results of operations of subsidiaries related to worldwide power plant project development, project sales, and operations associated with the Hillsboro, Oregon, solar cell manufacturing facility acquired from SolarWorld Americas in 2018 (the “Oregon Operations”) are excluded from our combined financial statements as they are not core to our historical and future business, and the Oregon Operations are retained by SunPower.
The assets and liabilities included in the Consolidated and Combined Balance Sheets were measured at the carrying amounts recorded in SunPower’s consolidated financial statements. Assets and liabilities were included within our financial statements to the extent that we were the legal owner of the asset or the primary obligor of the liability. Assets and liabilities that form a component of SunPower’s business may also be recognized in our financial statements to the extent that the assets and liabilities were directly attributable to our business or were exclusively used in or created by our historical operations.
The consolidated and combined financial statements include third-party debt and the related interest expense when we were the legal obligor of the debt and when the borrowings were directly attributable to or incurred on behalf of us. SunPower’s long-term debt has not been attributed to us for the periods presented because SunPower’s borrowings are not our legal obligation. In December 2015, SunPower issued $425.0 million in principal amount of its 4.00% senior convertible debentures due 2023 (the “4.00% debentures due 2023”), the proceeds of which were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, interest and other costs associated with the 4.00% debentures due 2023 are reflected in the Consolidated and Combined Statements of Operations prior to the Spin-off. As the 4.00% debentures due 2023 are legal obligations of SunPower and were not transferred to us, they are not reflected in our Consolidated and Combined Balance Sheets.
Prior to the Spin-off, SunPower managed the global currency exposure by engaging in hedging transactions where management deems appropriate. This includes derivatives not designated as hedging instruments consisting of forward and option contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. Subsequent to the Spin-off, the Company manages such activities independently. Our consolidated and combined financial statements include these hedging instruments to the extent the derivative instrument was designated as a hedging instrument of a hedged item (e.g., inventory) that is included in the consolidated and combined financial statements. Any changes in fair value of the hedging instrument previously recognized in SunPower’s accumulated other comprehensive income for cash flow hedges which relates to our historical business are also included.
Prior to the Spin-off, SunPower maintained various stock-based compensation plans at a corporate level. Our employees participated in those programs and a portion of the cost of those plans is included in our consolidated and combined financial statements. Subsequent to the Spin-off and in accordance with the employee matters agreement entered with SunPower, certain adjustments were made to the unvested restricted stock-based compensation awards under the Company’s stock-based compensation plan with the intention of preserving the intrinsic value of the awards prior to Spin-off. SunPower also had defined benefit plans at a subsidiary level for certain employees. Where a legal entity within us sponsors the plan, the related financial statement amounts were included in the consolidated and combined financial statements following the single employer accounting model. As certain of our employees continues to be part of these pension plans after the Spin-off, the maintenance of such defined benefit pension plans has been transferred to the Company.
As described in “Note 13. Income Taxes” to our consolidated and combined financial statements included elsewhere in this Form 20-F, in accordance with FASB guidance, current and deferred income taxes and related tax expense have been determined based on our standalone results by applying Accounting Standards Codification No. 740, Income Taxes (“ASC 740”). As a result of applying ASC 740 to our operations in each country using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, SunPower and the Company’s businesses operated within the same legal entity and certain subsidiaries were part of SunPower’s tax group. This required an assumption that the subsidiaries and operations of Maxeon in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within SunPower’s tax groups. Uncertain tax positions represent those tax positions to which we are the primary obligor and are evaluated and accounted for as uncertain tax positions pursuant to ASC 740. Determining which party is the primary obligor to the taxing authority is dependent on the specific facts and circumstances of their relationship to the taxing authority.
For the purpose of the combined financial statements prior to the Spin-off, management believes that all allocations have been performed on a reasonable basis and reflect the services received by us, the cost incurred on behalf of us and our assets and liabilities. Although, the combined financial statements reflect management’s best estimate of all historical costs related to us, this may, however, not necessarily reflect what the results of operations, financial position, or cash flows would have been had we been a separate entity, nor our future results as it will exist upon completion of the proposed separation.
Revenue Recognition
We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. In determining the transaction price for revenue recognition, we evaluate whether the price is subject to refund or adjustment in determining the consideration to which we expect to be entitled. There are no rights of return; however, we may be required to pay consideration to the customer in certain instances of delayed delivery.

We then allocate the transaction price to each distinct performance obligation based on their relative standalone selling price. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
Allowance for Doubtful Accounts
For fiscal years 2020, 2019 and 2018, we maintained allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required to assess the likelihood of the ultimate realization of accounts receivable. We make our estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends.
Effective December 30, 2019, we adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02, and ASU 2020-03 (collectively, “Topic 326”). Topic 326 requires measurement and recognition of expected credit losses for financial assets held. We recognize an allowance for credit loss at the time a receivable is recorded based on our estimate of expected credit losses and adjust this estimate over the life of the receivable as needed. We evaluate the aggregation and risk characteristics of a receivable pool and develop loss rates that reflect historical collections, current forecasts of future economic conditions over the time horizon we are exposed to credit risk, and payment terms or conditions that may materially affect future forecasts.
Inventories
Inventories are accounted for on a first-in-first-out basis and are valued at the lower of cost or net realizable value. We evaluate the realizability of our inventories, including purchase commitments under fixed-price long-term supply agreements, based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. Our assumption of expected demand is compared to available inventory, production capacity, future polysilicon purchase commitments, available third-party inventory, and growth plans. Our factory production plans, which drive materials requirement planning, are established based on our assumptions of expected demand. We respond to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives.
We evaluate whether losses should be accrued on long-term inventory purchase commitments that may arise from firm, non-cancellable, and unhedged commitments for the future purchase of inventory items. Such losses are measured in the same way as inventory losses.
Under the long-term fixed supply agreements for polysilicon between the Company and a supplier, pricing for purchases of polysilicon and specified quantities are set forth in the agreements. As a result of the significant declines in the prices of polysilicon available in the market due to an increase in industry-wide polysilicon manufacturing capacity and a decrease in global demand for polysilicon, the purchase prices set forth in the agreements currently exceed prices available in the market.
We evaluate the terms of our long-term inventory purchase agreements with suppliers, including joint ventures, for the procurement of polysilicon, ingots, wafers, and solar cells and establish accruals for estimated losses on adverse purchase commitments as necessary, such as lower of cost or net realizable value adjustments, forfeiture of advanced deposits and liquidated damages. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials, and actual consumption of these ordered materials are compared to expected demand regularly. We anticipate total obligations related to long-term supply agreements for inventories will be realized because quantities were less than our expected demand for our solar power products for the foreseeable future and because the raw materials subject to these long-term supply agreements are not subject to spoilage or other factors that would deteriorate its usability; however, if raw materials inventory balances temporarily exceed near-term demand, we may elect to sell such inventory to third parties to optimize working capital needs. In addition, because the purchase prices required by our long-term polysilicon agreements are significantly higher than current prices for similar materials available in the market, if we are not able to profitably utilize this material in our operations or elect to sell near-term excess, we may incur additional losses. Other market conditions that could affect the realizable value of our inventories and are periodically evaluated by us include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, the current price of polysilicon available in the market as compared to the price in our fixed-price arrangements, and product merchantability, among other factors. If, based on assumptions about expected demand and market conditions, we determine that the cost of inventories exceeds its net realizable value or inventory is excess or obsolete, or we enter into arrangements with third parties for the sale of raw materials that do not allow us to recover our current contractually committed price for such raw materials, we record a write-down or accrual equal to the difference between the cost of inventories and the estimated net realizable value, which may be material. If actual market conditions are more favorable, we may have higher gross margins when products that have been previously written down are sold in the normal course of business
Long-Lived Assets
We evaluate our long-lived assets, including property, plant and equipment, and definite-lived intangible assets, for impairment whenever events or changes in circumstances arise. This evaluation includes consideration of technology obsolescence that may indicate that the carrying value of such assets may not be recoverable. The assessments require significant judgment in determining whether such events or changes have occurred. Factors considered important that could result in an impairment review include significant changes in the manner of use of a long-lived asset or in its physical condition, a significant adverse change in the business climate or economic trends that could affect the value of a long-lived asset, significant under-performance relative to expected historical or projected future operating results, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
For purposes of the impairment evaluation, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We exercise judgment in assessing such groupings and levels. We then compare the estimated future undiscounted net cash flows expected to be generated by the asset group (including the eventual disposition of the asset group at residual value) to the asset group’s carrying value to determine if the asset group is recoverable. If our estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the asset group, we record an impairment loss in the amount by which the carrying value of the asset group exceeds the fair value. Fair value is generally measured based on (i) internally developed discounted cash flows for the asset group, (ii) third-party valuations, and (iii) quoted market prices, if available. If the fair value of an asset group is determined to be less than its carrying value, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs.
Product Warranties
We generally provide a 25-year standard warranty for the solar panels that we manufacture for defects in materials, workmanship and for greater than promised declines in power performance. The warranty provides that we will repair or replace any defective solar panels during the warranty period. Warranties of 25 years from solar panel suppliers are standard in the solar industry.
The warranty excludes system output shortfalls attributable to force majeure events, customer curtailment, irregular weather, and other similar factors. In the event that the system output falls below the warrantied performance level during the applicable warranty period, and provided that the shortfall is not caused by a factor that is excluded from the performance warranty, the warranty provides that we will elect to either (a) repair; (b) replace; or (c) pay the customer a liquidated damage based on the computation stipulated in the warranty agreement.
We maintain reserves to cover the expected costs that could result from these warranties. Our expected costs are generally in the form of product replacement or repair. Warranty reserves are based on our best estimate of such costs and are recognized as a cost of revenue. We continuously monitor product returns for warranty failures and maintain a reserve for the related warranty expenses based on various factors including historical warranty claims, results of accelerated lab testing, field monitoring, vendor reliability estimates, and data on industry averages for similar products. Due to the potential for variability in these underlying factors, the difference between our estimated costs and our actual costs could be material to our combined financial statements. If actual product failure rates or the frequency or severity of reported claims differ from our estimates or if there are delays in our responsiveness to outages, we may be required to revise our estimated warranty liability. Historically, warranty costs have been within our expectations.
Stock-Based Compensation
Our employees have historically participated in SunPower’s stock-based compensation plans. Stock-based compensation expense has been allocated to us based on the awards and terms previously granted to our employees as well as an allocation of SunPower’s corporate and shared functional employee expenses.
Subsequent to the Spin-off on August 26, 2020 and in accordance with the employee matters agreement entered with SunPower, certain adjustments were made to the unvested restricted stock-based compensation awards with the intention of preserving the intrinsic value of the awards prior to the Spin-off. Unvested restricted stock unit awards and performance-based stock unit awards were adjusted to provide holders with restricted stock units awards and performance-based stock unit awards under the Company’s stock-based compensation plans.
The stock-based compensation expense is based on the measurement date fair value of the award and is recognized only for those awards expected to meet the service and performance vesting conditions on a straight-line basis over the requisite service period of the award. Stock-based compensation expense is determined at the aggregate grant level for service-based awards and at the individual vesting tranche level for awards with performance and/or market conditions. The forfeiture rate is estimated based on SunPower’s historical experience.
Restructuring Charges
Prior to Spin-off, we recorded charges associated with SunPower-approved restructuring plans to reorganize one or more of our business segments, to remove duplicative headcount and infrastructure associated with business acquisitions or to simplify business processes and accelerate innovation. Restructuring charges can include severance costs in connection with the termination of a specified number of employees, infrastructure charges to vacate facilities and consolidate operations, and contract cancellation costs. We recorded restructuring charges based on estimated employee terminations and site closure and consolidation plans. We accrued for severance and other employee separation costs under these actions when it is probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements. There are no restructuring costs incurred subsequent to the Spin-off.
Investments in Equity Interests
Investments in entities in which we can exercise significant influence, but do not own a majority equity interest or otherwise control, are accounted for under the equity method. We record our share of the results of these entities as “Equity in losses of unconsolidated investees” on the Consolidated and Combined Statements of Operations. We monitor our investments for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the entities and record reductions in carrying values when necessary. The fair value of privately held investments is estimated using the best available information as of the valuation date, including current earnings trends, discounted projected future cash flows, and other company specific information, including recent financing rounds.
Accounting for Income Taxes
Our operations have historically been included in the tax returns filed by the respective SunPower entities of which our businesses are a part. For the purpose of the combined financial statements prior to the Spin-off, income tax expense and other income tax related information contained in the combined financial statements were presented on a separate return basis as if we filed our own tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if we were a separate taxpayer and a standalone enterprise for the period presented. In connection with the Spin-off, current income tax liabilities related to entities which file jointly with SunPower were settled with SunPower through Net parent investment in the Consolidated and Combined Balance Sheets and the Net parent (distribution) contribution in the Consolidated and Combined Statements of Cash Flows.
We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.
We record accruals for uncertain tax positions when we believe that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We make adjustments to these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of adjustments for uncertain tax positions, as well as any related interest and penalties.
As applicable, interest and penalties on tax contingencies are included in “(Provision for) benefit from income taxes” in the Consolidated and Combined Statements of Operations and such amounts were not material for the period presented. In addition, foreign exchange gains (losses) may result from estimated tax liabilities, which are expected to be settled in currencies other than the U.S. dollar.
Variable Interest Entities (“VIE”)
We regularly evaluate our relationships and involvement with unconsolidated VIEs and our other equity and cost method investments, to determine whether we have a controlling financial interest in them or have become the primary beneficiary, thereby requiring us to consolidate their financial results into our financial statements. If we determine that we hold a variable interest, we then evaluate whether we are the primary beneficiary. If we determine that we are the primary beneficiary, we will consolidate the VIE. The determination of whether we are the primary beneficiary is based upon whether we have the power to direct the activities that most directly impact the economic performance of the VIE and whether we absorb any losses or receive any benefits that would be potentially significant to the VIE.
Components of Results of Operations
Revenue
We recognize revenue from the sale of solar panels and related solar system components, primarily to dealers, system integrators and distributors, and in some cases on a multi-year, firm commitment basis. For a discussion of how and when we recognize revenue, see “Critical Accounting Estimates-Revenue Recognition.”
Cost of Revenue
We generally recognize our cost of revenue in the same period that we recognize related revenue. Cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped. Cost of revenue also includes associated warranty costs and other costs. The cost of solar panels is the single largest cost element in our cost of revenue. Our cost of solar panels consists primarily of: (i) polysilicon, silicon ingots and wafers used in the production of solar cells, (ii) other materials and chemicals including glass, frame, and backing, and (iii) direct labor costs and assembly costs. Other factors that contribute to our cost of revenue include salaries and personnel-related costs, depreciation, facilities related charges, freight, as well as charges related to sales of raw materials inventory and write-downs.

Impairment of Manufacturing Assets
As discussed above, SunPower recognized a non-cash impairment charge of $369.2 million during its fiscal quarter ended July 1, 2018. Out of SunPower’s impairment charge, we recognized $367.9 million, of which $354.8 million was allocated to “Impairment of manufacturing assets” in our Consolidated and Combined Statements of Operations during fiscal year 2018. There were no significant impairment charges recorded in fiscal years 2020 and 2019.
Gross Loss
Our gross loss is affected by a number of factors, including average selling prices for our solar power components, our product mix, our actual manufacturing costs, the utilization rate of our solar cell manufacturing facilities, inventory net realizable value charges, losses on third party polysilicon sales, and actual overhead costs.
Research and Development
Research and development expense consists primarily of salaries and related personnel costs, depreciation and impairment of equipment, and the cost of solar panel materials, various prototyping materials, and services used for the development and testing of products. Research and development expense is reported net of contributions under collaborative arrangements. Subsequent to the Spin-off, we entered into the Collaboration Agreement with SunPower to perform research and development work in SunPower’s Silicon Valley research and development labs so as to develop future technology improvements and decrease our expected product differentiation. Please refer to “Item 7.B Related Party Transactions.”
Sales, General and Administrative
Sales, general and administrative expense consists primarily of salaries and related personnel costs, professional fees, bad debt expenses, and other selling and marketing expenses.
Restructuring
Restructuring expense in fiscal years 2019 and 2018 consists mainly of costs associated with SunPower’s December 2016 and February 2018 restructuring plans aimed to realign our downstream investments, optimize our supply chain, and reduce operating expenses in response to expected near-term challenges. Charges in connection with these plans consist primarily of severance benefits, and lease and related termination costs. See “Note 8. Restructuring” to our consolidated and combined financial statements. Restructuring benefits for the fiscal year 2019 was $0.5 million. There were no significant restructuring expenses recorded in the fiscal year 2020.
Other Expense, Net
Prior to the Spin-off, interest expense primarily relates to debt under SunPower’s senior convertible debentures. SunPower’s long-term debt has not been attributed to us for the periods presented because SunPower’s borrowings are not our legal obligation. In December 2015, SunPower issued $425.0 million in principal amount of the 4.00% debentures due 2023, the proceeds of which were used to finance Fab 4, which relates to our business. As such, the interest and other costs associated with the 4.00% debentures due 2023 were reflected in the Consolidated and Combined Statements of Operations up to the Spin-off date to reflect our historical cost of doing business. However, as the debentures are legal obligations of SunPower which were not transferred to us, they are not reflected in our Consolidated and Combined Balance Sheets. See further discussion on the basis of presentation of the consolidated and combined financial statements under “Note 1. Background and Basis of Presentation” to our consolidated and combined financial statements.
Subsequent to the Spin-off, interest expense primarily relates to the Green Convertible Notes and other debt facilities.
Other, net includes gains or losses on foreign exchange and remeasurement of the Physical Delivery Forward and Prepaid Forward associated with our Green Convertible Notes.

Income Taxes
In accordance with accounting standard ASC 740, Income Taxes, companies are required to recognize the tax law changes in the period of enactment. The SEC staff issued SAB 118 to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. SunPower provided a reasonable estimate of the effects of the Tax Act in its financial statements in 2017. December 22, 2018 marked the end of the measurement period for purposes of SAB 118. SunPower completed its analysis based on legislative updates currently available and reported the changes to the provisional amounts previously recorded which did not impact our income tax provision. SunPower also confirmed that the Tax Act does not impact its expectations of actual cash payments for income taxes in the foreseeable future.
Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.
We currently benefit from a preferential tax rate of 5% in the Philippines in accordance with our registration with the PEZA after the tax holiday expired at the end of 2019. We also benefit from a tax holiday granted by the Malaysian government to our former joint venture AUOSP (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd.) subject to certain hiring, capital spending, and manufacturing requirements. Our Swiss entity, SunPower Systems Sarl is subject to the statutory tax rate after the 2019 Switzerland tax reform that eliminated the auxiliary company designation starting fiscal year 2020. For additional information see “Note 2. Summary of Significant Accounting Policies” and “Note 13. Income Taxes” to our consolidated and combined financial statements.
Equity in Losses of Unconsolidated Investees
Equity in loss of unconsolidated investees represents our reportable share of loss generated from entities in which we own an equity interest accounted for under the equity method.
Net (Income) Loss Attributable to Noncontrolling Interests
We determined that we hold controlling interests in certain less-than-wholly owned entities and have fully consolidated these entities as a result. Noncontrolling interests represent the portion of net assets in these consolidated subsidiaries that are not attributable, directly or indirectly, to us. Net (income) losses attributable to the noncontrolling interests represent the portion of our net (income) loss allocated to the noncontrolling interests.

Results of Operations
Set forth below is a discussion of our results of operations for the periods indicated and the summary of selected financial results derived from our consolidated and combined financial statements and related notes appearing elsewhere in this Form 20-F:

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
(In thousands)
Selected Consolidated and Combined Statements of Operations Data:
Revenue	$844,836	$1,198,301	$912,313
Cost of revenue	854,617	1,200,610	1,007,474
Impairment of manufacturing assets	—	—	354,768
Gross loss	(9,781)	(2,309)	(449,929)
Operating expenses	120,396	133,337	139,838
Operating loss	(130,177)	(135,646)	(589,767)
Other income (expense), net	4,490	(27,792)	(12,420)
Loss before income taxes and equity in losses of unconsolidated investees	(125,687)	(163,438)	(602,187)
(Provision for) benefit from income taxes	(12,127)	(10,122)	1,050
Equity in losses of unconsolidated investees	(3,198)	(5,342)	(2,943)
Net loss	(141,012)	(178,902)	(604,080)
Net loss attributable to stockholders	$(142,631)	$(183,059)	$(603,814)
Revenue and Cost of Revenue

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
(In thousands)
Revenue	$844,836	$1,198,301	$912,313
Cost of revenue	854,617	1,200,610	1,007,474
Gross loss percentage	(1)%	(<1%)	(10)%
During fiscal year 2020, we recognized revenue from sales of modules and components of $844.8 million, of which $231.2 million, or 27.4% of total revenue, represented sales of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing is based on the Supply Agreement with SunPower. Except for revenue transactions with SunPower, for the fiscal year 2020, we had no customers that accounted for at least 10% of revenue. The decrease of $353.5 million in revenue as compared to fiscal year 2019 was primarily due to lower volume of module sales in the United States, Asia, and Latin America, as a result of adverse impacts from COVID-19, lower average selling prices due to global oversupply and lower sales to the power plant market.
During fiscal year 2019, we recognized revenue from sales of modules and components of $1.2 billion, of which $426.5 million, or 35.6% of total revenue, represented sales of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Except for revenue transactions with SunPower, for fiscal year 2019, we had no customers that accounted for at least 10% of revenue. The increase of $286.0 million in revenue as compared to fiscal year 2018 was primarily due to higher volume of module sales in Europe and Asia as well as increased sales to SunPower of $38.0 million.
During fiscal year 2018, we recognized revenue for sales of modules and components from contracts with customers of $912.3 million, of which $388.5 million, or 42.6% of total revenue, represented the sale of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Except for revenue transactions with SunPower, as of December 30, 2018, we had no other customers that accounted for at least 10% of revenue.
Cost of revenue was $854.6 million in fiscal year 2020 and includes $8.5 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $78.0 million above the market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The decrease of $346.0 million in cost of revenue compared to fiscal year 2019 was primarily due to lower volume of sales and lower loss from ancillary sales to third parties of excess polysilicon.
Cost of revenue was $1.2 billion in fiscal year 2019 and includes $56.5 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $88.7 million above the market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The increase of $193.1 million in cost of revenue as compared to fiscal year 2018 was primarily due to higher volume of module sales in Europe and Asia, offset by a lower tariff-related charges of $37.9 million as a result of lower import of the Performance line modules manufactured in China into the United States.
Cost of revenue was $1.0 billion in fiscal year 2018 and includes tariff-related charges of $42.5 million and $31.6 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $59.4 million above the market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs.

Revenue by Geography

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
(In thousands)
United States	$235,606	$433,293	$397,160
France	125,366	138,423	170,468
China	12,496	119,010	15,467
Japan	79,448	90,837	82,313
Rest of world(1)	391,920	416,738	246,905
Total revenue	$844,836	$1,198,301	$912,313
(1)Revenue included under “Rest of the world” comprise of countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments. The $235.6 million in sales attributed to the U.S. includes $231.2 million in sales to SunPower for the fiscal year 2020. The $433.3 million in sales attributed to the U.S. includes $426.5 million in sales to SunPower for the fiscal year 2019. The $397.2 million in sales attributed to the U.S. includes $388.5 million in sales to SunPower for the fiscal year 2018.
Impairment of Manufacturing Assets

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
(In thousands)
Impairment of manufacturing assets	$—	$—	$354,768
SunPower recognized a non-cash impairment charge of $369.2 million related to manufacturing assets during its fiscal quarter ended July 1, 2018. Out of SunPower’s impairment charge, we recognized $367.9 million of which $354.8 million was allocated to “Impairment of manufacturing assets” in our Combined Statements of Operations during the fiscal year 2018. There was no impairment of manufacturing assets during the fiscal years 2020 and 2019.
Operating Expenses
Prior to the Spin-off, operating expenses included allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services for periods prior to Spin-off. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of Maxeon and SunPower consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, us. The allocations may not, however, reflect the expense we would have incurred as a standalone company for the period presented, nor our future results upon completion of the proposed separation. Actual costs that may have been incurred if we had been a standalone company, and future costs, would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
(In thousands)
Operating expenses:
Research and development	$34,194	$36,997	$50,031
Sales, general and administrative	86,202	96,857	82,041
Restructuring (benefits) charges	—	(517)	7,766
Total operating expenses	$120,396	$133,337	$139,838
Research and Development Expenses
Research and development expenses were $34.2 million in fiscal year 2020, primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology comprising of compensation expense of $19.4 million, research and development materials of $2.4 million, expenses for leased equipment of $2.1 million, depreciation and amortization expense of $2.0 million, external consulting and legal services of $1.3 million, allocation expenses of $1.3 million, facilities expense of $1.1 million and equipment repair and maintenance of $1.1 million. Included in these expenses is $9.9 million related to the Collaboration Agreement with SunPower. Please refer to “Item 7.B Related Party Transactions.”
Research and development expenses were $37.0 million in fiscal year 2019, primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology comprising of compensation expense of $21.9 million, depreciation and amortization expense of $3.2 million, external consulting and legal services of $2.2 million, travel expenses of $1.5 million, and equipment write-offs of $1.3 million.
Research and development expenses were $50.0 million in fiscal year 2018 primarily associated with expenditures on our Maxeon 5 and 6 cell and panel technology comprising of compensation expense of $21.4 million, impairment of property, plant and equipment related to research and development facilities of $12.8 million and depreciation and amortization expense of $5.2 million.
Sales, General and Administrative Expenses
Sales, general and administrative expenses were $86.2 million in fiscal year 2020 and comprised primarily of $30.0 million of compensation expense, $15.2 million of professional fees, $9.2 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $6.3 million of equipment related expenses, $5.4 million of facilities related costs including rent, utilities and maintenance, $5.0 million of insurance expense, and $1.5 million of depreciation expense.
Sales, general and administrative expenses were $96.9 million in fiscal year 2019 and comprised primarily of $32.3 million of compensation expense, $26.1 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $19.2 million of professional fees, $8.5 million of facilities related costs including rent, utilities and maintenance, and $2.9 million of depreciation expense.
Sales, general and administrative expenses were $82.0 million in fiscal year 2018 and comprised primarily of $34.0 million of compensation expense, $18.8 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $14.7 million of professional fees and $3.8 million of depreciation expense.

Restructuring (Benefits) Charges
Restructuring expense for the fiscal year 2020 is nil. Restructuring benefits were $0.5 million in fiscal year 2019. The benefit was a result of actual payouts being lower than initial estimates recorded under various legacy plans in historical periods. Restructuring expenses were $7.8 million in fiscal year 2018 and consist of $6.0 million of costs associated with our February 2018 restructuring plan and $1.8 million of costs associated with SunPower December 2016 restructuring plan. Charges in connection with the February 2018 and December 2016 plans consist of severance benefits of $5.8 million and $0.5 million, respectively, and other termination costs of $0.2 million and $1.3 million, respectively.
See “Item 8. Financial Information” and “Note 8. Restructuring” to the consolidated and combined financial statements for further information regarding our restructuring plans.
Other Expense, Net

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
(In thousands)
Other income (expense), net:
Interest expense	$(31,859)	$(25,831)	$(25,889)
Other, net	36,349	(1,961)	13,469
Other income (expense), net	$4,490	$(27,792)	$(12,420)
Of the total $31.9 million in interest expense incurred during fiscal year 2020, $12.2 million relates to an allocation of SunPower's 4.00% debentures due 2023, $10.4 million relates to the Green Convertible Notes due 2025, $4.8 million relates to our term loan and working capital facilities, $2.4 million relates to the interest fee for long-term supply contract, and $2.0 million relates to non-cash accretion charges. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Of the total $25.8 million in interest expense incurred during fiscal year 2019, $19.5 million relates to an allocation of SunPower 4.00% debentures due 2023. The 4.00% debentures due 2023 were issued in December 2015, the proceeds of which were used to finance the construction of our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, the interest and other costs associated with the 4.00% debentures due 2023 are reflected in our Consolidated and Combined Statements of Operations. An additional $4.4 million included in interest expense relates to non-cash accretion charges. In connection with our 2016 acquisition of 100% equity voting interest in our former joint venture AUO SunPower Sdn. Bhd., we were required to make non-cancellable annual installment payments during 2019 and 2020. Our Consolidated and Combined Statements of Operations reflect these non-cash accretion charges as it relates to these installment payments.
Of the total $25.9 million in interest expense incurred during fiscal year 2018, $17.0 million relates to an allocation of SunPower’s 4.00% debentures due 2023. An additional $7.0 million included in interest expense relates to non-cash accretion charges.
Other, net increased by $38.3 million in the fiscal year 2020 as compared to the fiscal year 2019, primarily due to a $38.2 million gain in fiscal year 2020 on remeasurement of the Physical Delivery Forward and Prepaid Forward associated with the Green Convertible Notes.
Other, net for the fiscal year 2019 was primarily driven by the foreign exchange losses incurred in various regions. Other, net for the fiscal year 2018 was primarily a $11.4 million gain related to contractual obligations satisfied with inventory. This contractual obligation was fully settled in 2018.

Income Taxes

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
(In thousands)
(Provision for) benefit from income taxes:	$(12,127)	$(10,122)	$1,050
The Company’s income tax expense and deferred tax balances have been calculated on a separate return basis as if we filed our own tax returns, although our operations have been included in SunPower’s U.S. federal, state and non-U.S. tax returns in 2019 and prior to the Spin-off. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if we were a separate taxpayer and a standalone enterprise for the period presented.
In fiscal year 2020, our income tax expense of $12.1 million was primarily due to an increase in unrecognized tax benefits as well tax expense in jurisdictions that were profitable offset by release of valuation allowance and tax reserve due to the lapse of statutes of limitation.
In fiscal year 2019, our income tax expense of $10.1 million was primarily due to tax expenses in jurisdictions that were profitable.
In fiscal year 2018, our income tax benefit of $1.1 million was primarily due to releases of valuation allowance and tax reserve due to the lapse of statutes of limitation offset by income tax expenses in jurisdictions that were profitable.
Equity in Losses of Unconsolidated Investees
For the fiscal years 2020 and 2019, our unconsolidated investee, Huansheng Photovoltaic (Jiangsu) Co., Ltd, a joint venture incorporated in China (“Huansheng JV”), which we have a shareholding of 20%, experienced a loss for which we recorded our reportable share of $3.2 million and $5.3 million, respectively. The decrease of $2.1 million in equity in losses of unconsolidated investee was primarily due to an increase in government subsidy received by the investee. In the fiscal year 2018, our unconsolidated investees experienced a loss for which we recorded our reportable share of $2.9 million.
Net (Income) Loss Attributable to Noncontrolling Interests
For the fiscal years 2020, 2019 and 2018, we attributed $1.6 million of net income, $4.2 million of net income and $0.3 million of net loss, respectively, to noncontrolling interests. The decrease in net income attributable to noncontrolling interests was a result of less profitable operations from our consolidated investee during fiscal year 2020.

Reconciliation of Non-GAAP Financial Measures
We present earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA adjusted for specified additional items (“Adjusted EBITDA”), which are non-GAAP measures, to supplement our consolidated and combined financial results presented in accordance with GAAP. We believe that EBITDA and Adjusted EBITDA are useful to investors, enabling them to better assess changes in our results of operations across different reporting periods on a consistent basis, independent of certain items as presented above. Thus, EBITDA and Adjusted EBITDA provide investors with additional methods to assess our operating results in a manner that is focused on our ongoing, core operating performance, absent the effects of these items. We also use EBITDA and Adjusted EBITDA internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of EBITDA and Adjusted EBITDA, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. EBITDA and Adjusted EBITDA are not prepared in accordance with GAAP or intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.
The following is a description of each adjustment to arrive at our non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring (benefits) charges. We incurred restructuring expenses related to reorganization plans implemented by SunPower aimed towards realigning resources consistent with SunPower’s global strategy and improving its overall operating efficiency and cost structure. Restructuring charges are excluded from Adjusted EBITDA financial measures because they are not considered core operating activities and such costs have historically occurred infrequently. Although we have engaged in restructuring activities in the past, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges from our Adjusted EBITDA financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.

Reconciliation of Non-GAAP Financial Measures

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
(In thousands)
Selected GAAP Financial Data
Revenue	$844,836	$1,198,301	$912,313
Cost of revenue(1)	854,617	1,200,610	1,007,474
Impairment of manufacturing assets	—	—	354,768
Gross loss(1)	(9,781)	(2,309)	(449,929)
Operating loss(1)	(130,177)	(135,646)	(589,767)
(Provision for) benefit from income taxes	(12,127)	(10,122)	1,050
GAAP net loss(1)	(141,012)	(178,902)	(604,080)
GAAP net loss attributable to stockholders(1)	$(142,631)	$(183,059)	$(603,814)

Selected Non-GAAP Financial Data
GAAP net loss attributable to stockholders(1)	$(142,631)	$(183,059)	$(603,814)
Interest expense	31,859	25,831	25,889
Provision for (benefit from) income taxes	12,127	10,122	(1,050)
Depreciation	42,332	46,007	68,983
Amortization	4,996	7,290	7,241
EBITDA(1)	$(51,317)	$(93,809)	$(502,751)
Additional Adjustments
Impairment	—	4,053	367,859
Stock-based compensation expense	7,250	7,135	8,580
Restructuring (benefits) charges	—	(517)	7,766
Adjusted EBITDA(1)	$(44,067)	$(83,138)	$(118,546)
(1)The Company’s GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to supplementary information in the table below.
Supplementary information affecting GAAP and Non-GAAP results

		Fiscal Year Ended
(In thousands)	Financial statements item impacted	January 3, 2021	December 29, 2019	December 30, 2018
Incremental cost of above market polysilicon(1)	Cost of revenue	$77,950	$88,658	$59,379
Loss on ancillary sales of excess polysilicon(2)	Cost of revenue	8,517	56,479	31,644
Remeasurement gains of Physical Delivery Forward and Prepaid Forward(3)	Other, net	(38,236)	—	—
Accommodation fee associated with the long-term polysilicon supply contract(4)	Other, net	5,900	—	—

(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with supplier and the price of polysilicon available in the market as derived from publicly available information at the time, multiplied by the volume of polysilicon we have consumed.
(2)In order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss.
(3)Relates to the mark-to-market fair value remeasurement of privately negotiated Prepaid Forward and Physical Delivery Forward of $29.7 million and $8.5 million respectively. The transactions were entered in connection with the issuance of the $200.0 million aggregate principal amount 6.50% Green Convertible Notes due 2025. The Prepaid Forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the Prepaid Forward is affected by the Company's share price and other factors impacting the valuation model. The Physical Delivery Forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the Physical Delivery Forward was affected by the Company’s share price and other factors impacting the valuation model.
(4) Relates to long-term fixed supply agreements with a polysilicon supplier which is structured as "take or pay" contract, that specify future quantities and pricing of products to be supplied. We negotiated an extension of our long-term fixed supply agreements with the supplier which resulted in a one-time accommodation fees recognized during fiscal year 2020.
5.B.LIQUIDITY AND CAPITAL RESOURCES
Green Convertible Notes Issuance
On July 17, 2020, Maxeon issued $200.0 million aggregate principal amount of its 6.50% Green Convertible Senior Notes due 2025 (the “Green Convertible Notes”) pursuant to an indenture (the “Indenture”), dated July 17, 2020 between Maxeon and Deutsche Bank Trust Company Americas, as trustee.
The Green Convertible Notes are senior, unsecured obligations of Maxeon and accrue regular interest at a rate of 6.50% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021. Additional interest may accrue on the Green Convertible Notes in certain circumstances. The Green Convertible Notes will mature on July 15, 2025, unless earlier repurchased, redeemed or converted, and are subject to the terms and conditions set forth in the Indenture. The Green Convertible Notes will be also redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option at any time, and from time to time, on or after July 17, 2023 and on or before the 60th scheduled trading day immediately before the maturity date, but only if the last reported sale price per ordinary share of Maxeon exceeds 130% of the conversion price for a specified period of time. In addition, the Green Convertible Notes will be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the Indenture), noteholders may require Maxeon to repurchase their Green Convertible Notes for cash. The repurchase price will be equal to the principal amount of the Green Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.
Upon satisfaction of the relevant conditions, the Green Convertible Notes will be convertible into common stock of Maxeon at an initial conversion price of $18.19 per ordinary shares and an initial conversion rate of 54.9611 ordinary shares for $1,000 principal amount of Green Convertible Notes. The conversion rate and conversion price will be subject to adjustment in specified circumstance. We will settle conversions by paying or delivering, as applicable, cash, ordinary shares of the Company or a combination of cash and ordinary shares of Maxeon, at our election.

Physical Delivery Forward
On July 17, 2020 and in connection with the issuance of the Green Convertible Notes, the Company entered into a privately negotiated forward-starting physical delivery forward transaction (the “Physical Delivery Forward”) with Merrill Lynch International (the “Physical Delivery Forward Counterparty”), with respect to approximately $60.0 million worth of ordinary shares (the “Physical Delivery Maxeon Shares”), pursuant to which the Physical Delivery Forward Counterparty agreed to deliver the Physical Delivery Maxeon Shares to Maxeon or a third-party trustee designated by Maxeon for no consideration at or around the maturity of the Green Convertible Notes subject to the conditions set forth in the agreements governing the Physical Delivery Forward. The Physical Delivery Forward became effective on September 9, 2020, which was the first day of a 15 consecutive trading day period that ended on September 29, 2020 (the “Note Valuation Period”).
On September 9, 2020, Maxeon filed a final prospectus supplement related to the registered offering of up to $60.0 million of its ordinary shares in connection with the Physical Delivery Forward over the course of the Note Valuation Period. During the Note Valuation Period, the Physical Delivery Forward was a liability classified financial instrument that is remeasured to fair value as it represents a net cash settled provision that is akin to an obligation to repurchase the Company's stock. At the end of the Note Valuation Period, the carrying amount of the Physical Delivery Forward was $64.1 million and a gain of $8.5 million was recorded in Other income (expense), net in the Consolidated and Combined Statement of Operations. The fair value of the Physical Delivery Forward was affected by the Company’s share price and other factors impacting the valuation model. This was subsequently reclassified to equity after remeasurement, at the end of the Note Valuation Period, and thereafter will not be subsequently remeasured.

Prepaid Forward
On July 17, 2020 and in connection with the issuance of the Green Convertible Notes, Maxeon entered into a privately negotiated forward-starting forward share purchase transaction (the “Prepaid Forward”) with Merrill Lynch International (the “Prepaid Forward Counterparty”), pursuant to which Maxeon will repurchase approximately $40.0 million worth of ordinary shares, subject to the conditions set forth therein, including receipt of required shareholder approvals on an annual basis.
The Prepaid Forward became effective on the first day of the Note Valuation Period. The number of ordinary shares of Maxeon to be repurchased under the Prepaid Forward is determined based on the arithmetic average of the volume-weighted average prices per ordinary share of Maxeon over the Note Valuation Period, subject to a floor price and subject under Singapore law to a limit in aggregate of no more than 20% of the total number of ordinary shares in Maxeon’s capital as of the date of the annual shareholder repurchase approval (calculated together with the number of ordinary shares to be repurchased in connection with the Physical Delivery Forward), and Maxeon will prepay the purchase price for the Prepaid Forward in cash using a portion of the net proceeds from the sale of the Green Convertible Notes. Under the terms of the Prepaid Forward, the Prepaid Forward Counterparty will be obligated to deliver 2.5 million of ordinary shares of Maxeon underlying the transaction to Maxeon, or pay cash to the extent Maxeon fails to provide to Prepaid Forward Counterparty evidence of a valid shareholder authorization, on or shortly after the maturity date of the Green Convertible Notes, subject to the ability of the Prepaid Forward Counterparty to elect to settle all or a portion of the transaction early.
The Prepaid Forward is classified as an asset and remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings as the contract includes provisions that could require cash settlement. As of January 3, 2021, the carrying amount of the Prepaid Forward is $66.7 million and is recognized as Other long term assets in the Consolidated and Combined Balance Sheets. The remeasurement to fair value for the fiscal year 2020 was a gain of $29.7 million and recorded as Other income (expense), net in the Consolidated and Combined Statements of Operations. The fair value of the Prepaid Forward is affected by the Company’s share price and other factors impacting the valuation model.

Dilution Protection Agreements
In connection with the Green Convertible Notes, the Physical Delivery Forward and the Prepaid Forward, Maxeon granted to TZS SG and Total certain rights intended to avoid dilution of their equity positions as a result of a replacement financing contemplated by the Investment Agreement, including the Green Convertible Notes and the Physical Delivery Forward. Specifically, Maxeon granted to TZS SG an option to purchase an amount of Maxeon shares that would allow TZS SG to maintain its percentage ownership of outstanding Maxeon shares following any conversion of the Green Convertible Notes as compared to its percentage ownership existing immediately prior to any such conversion. Maxeon also entered into an agreement with TZS SG under which Maxeon agreed, at the option of TZS SG, to issue to TZS SG (or its designee) for no consideration, Maxeon shares in an amount necessary to allow TZS SG to maintain its percentage ownership of outstanding Maxeon shares after giving effect to the delivery of Maxeon shares in connection with the Physical Delivery Forward. TZS SG will deliver to Maxeon such Maxeon shares for no consideration (or, if the required shareholder approval necessary for the delivery of such shares is not obtained, delivered to a custodian who would utilize such shares for specified purposes, including delivery of shares pursuant to our equity incentive plans) on or around the maturity date of the Green Convertible Notes, subject to earlier termination. Maxeon granted to Total the right to execute a similar agreement with respect to the number of Maxeon shares necessary to maintain its percentage ownership of outstanding Maxeon shares after giving effect to the delivery of Maxeon shares in connection with the Physical Delivery Forward. As at January 3, 2021, neither Total nor TZS SG has exercised the option.
Debt Facilities
In June 2018, SunPower entered into a revolving credit agreement which entitles us to import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. As at January 3, 2021 and December 29, 2019 the outstanding amount was $47.7 million and $37.7 million respectively.
In 2019, SunPower entered into a master buyer agreement which entitled us to financing through HSBC Bank Malaysia Berhad to settle our outstanding vendor obligations. The agreement entitled us to combined financing of $25.0 million at an interest rate of 1.4% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. This facility was terminated prior to the Spin-off.
On July 14, 2020, certain of our subsidiaries entered into the following debt facilities with a syndicate of lenders (the “Bank Facilities”):
•a $55.0 million term loan facility available to SunPower Philippines Manufacturing Ltd. (the “Philippines Term Loan”), which is a subsidiary of Maxeon;
•a $50.0 million working capital facility available to Maxeon (the “Singapore Working Capital Facility”); and
•$20.0 million term loan facility available to Maxeon (the “Singapore Term Loan” and, together with the Philippines Term Loan, the “Term Loans”).
Each of the Bank Facilities mature and are repayable in full on July 14, 2023 (the “Termination Date”), and are subject to financial covenants and conditions that may limit our ability to access some or all of the funds under these facilities. The Singapore Working Capital Facility is available to be drawn through the date falling one month prior to the Termination Date. The Term Loans are available to be drawn by the relevant borrowers for a period of twelve months after the Spin-off and will be repayable, in equal quarterly installments over the 18-month period preceding the applicable maturity date. As of January 3, 2021, we have not drawn down on any of the Bank Facilities, which are contingent upon satisfaction of certain financial covenants and conditions prior to the end of the drawdown period of August 2021. If we are unable to meet the financial covenants or conditions underlying the Bank Facilities, renegotiate the covenants or extend the draw down period, we will not be able to draw under these facilities. In that case, we intend to either renegotiate the Bank Facilities or seek to raise alternative financing on more favorable terms.

Cash Flows
A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents is as follows:

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
(In thousands)
Net cash used in operating activities	$(189,162)	$(26,340)	$(156,823)
Net cash used in investing activities	(45,492)	(41,871)	(52,969)
Net cash provided by financing activities	320,346	89,884	165,824
Operating Activities
Net cash used in operating activities in fiscal year 2020 was $189.2 million and was primarily the result of: (i) net loss of $141.0 million; (ii) decrease in accounts payable and other accrued liabilities of $143.5 million due to timing of settlement of invoices; (iii) $61.3 million decrease in contract liabilities; and (iv) non-cash remeasurement gain on Physical Delivery Forward and Prepaid Forward of $38.2 million.
This was primarily offset by: (i) decrease in accounts receivables of $71.2 million (ii) non-cash charges of $57.7 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iii) $28.5 million decrease in advance payments to suppliers; (iv) $25.2 million related to the decrease in inventory; and (v) $19.9 million non-cash interest expense primarily attributable to debt financed by SunPower associated with SunPower’s debenture.
Net cash used in operating activities in fiscal year 2019 was $26.3 million and was primarily the result of: (i) net loss of $178.9 million; (ii) $77.8 million increase in accounts receivable, primarily attributable to billings and collection cycles; and (iii) $2.6 million decrease in operating lease liabilities.
This was primarily offset by: (i) non-cash charges of $60.8 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (ii) $53.5 million increase in accounts payable and other accrued liabilities, primarily attributable to pushing out payments of accrued expenses; (iii) $50.2 million decrease in advance payments to suppliers; (iv) $28.4 million related to the decrease in inventory; (v) non-cash interest charges of $23.8 million primarily attributable to $19.5 million in interest expense financed by SunPower associated with SunPower’s convertible debt; (vi) $6.5 million increase in contract liabilities; (vii) $5.3 million equity in earnings of unconsolidated investees; (viii) $2.4 million decrease in operating lease right-of-use assets; (ix) $1.0 million decrease in prepaid expenses and other assets, primarily related to the receipt of prepaid inventory; and (x) $0.8 million net change in income taxes.
Net cash used in operating activities in fiscal year 2018 was $156.8 million and was primarily the result of: (i) net loss of $604.1 million; (ii) $75.5 million decrease in accounts payable and other accrued liabilities, primarily attributable to payments of accrued expenses in the normal course of business; (iii) $32.5 million increase in accounts receivable, primarily attributable to billings and collection cycles; (iv) $11.4 million gain from contractual obligations satisfied with inventory; and (v) $2.2 million net change in income taxes.
This was primarily offset by: (i) non-cash impairment of property, plant and equipment of $367.9 million; (ii) non-cash interest charges of $24.0 million primarily attributable to $17.0 million in interest expense financed by SunPower associated with SunPower’s convertible debt; (iii) non-cash charges of $92.5 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iv) $44.4 million decrease in advance payments to suppliers; (v) $16.8 million decrease in prepaid expenses and other assets, primarily related to the receipt of prepaid inventory; (vi) $18.1 million related to the decrease in inventory; and (vii) $2.9 million equity in earnings of unconsolidated investees.

Investing Activities
Net cash used in investing activities in fiscal year 2020 was $45.5 million, which was primarily capital expenditures, and partially offset by proceeds from disposal of short-term investments.
Net cash used in investing activities in fiscal year 2019 was $41.9 million, which was primarily capital expenditures.
Net cash used in investing activities in fiscal year 2018 was $53.0 million, which primarily included $39.6 million in capital expenditures and $13.3 million paid for investment in unconsolidated investees.
Financing Activities
Net cash provided by financing activities in fiscal year 2020 was $320.3 million, which included $236.4 million, $296.8 million and $190.3 million, being proceeds from bank loans and other debt, common stock issuance and issuance of the Green Convertible Notes, respectively. This was partially offset by (i) repayment of debt obligation of $226.7 million; (ii) $134.0 million of Net parent distribution and (iii) payment made for Prepaid Forward of $40.0 million. As cash and the financing of our operations have historically been managed by SunPower, the components of Net parent distribution include cash payments by SunPower to settle our obligations. These transactions are considered to be effectively settled for cash at the time the transaction is recorded.
Net cash provided by financing activities in fiscal year 2019 was $89.9 million, which included $253.3 million in proceeds from bank loans and other debt and $92.4 million net contributions from SunPower, offset by $254.6 million in cash used for repayment of debt obligations. As cash and the financing of our operations have historically been managed by SunPower, the components of Net parent contribution include cash payments by SunPower to settle our obligations. These transactions are considered to be effectively settled for cash at the time the transaction is recorded.
Net cash provided by financing activities in fiscal year 2018 was $165.8 million, which included $227.7 million in proceeds from bank loans and other debt and $171.1 million net contributions from SunPower, offset by $231.87 million in cash used for the repayment of debt obligations. As cash and the financing of our operations have historically been managed by SunPower, the components of Net parent contribution include cash payments by SunPower to settle our obligations. These transactions are considered to be effectively settled for cash at the time the transaction is recorded.
Liquidity
As of January 3, 2021, we had unrestricted cash and cash equivalents of $206.7 million as compared to $121.0 million as of December 29, 2019.
The global spread of COVID-19 has created significant uncertainty and economic disruptions worldwide. In our response to the COVID-19 pandemic, we instituted certain measures, including requirements to work remotely for the majority of our workforce, travel restrictions and the idling of our factories in France, Malaysia, Mexico, and the Philippines consistent with actions taken or recommended by governmental authorities. All of our factories resumed production as of May 2020, in compliance with the relevant local restrictions. We implemented several mitigating actions to prudently manage our business during the current industry uncertainty relating to the COVID-19 pandemic. These actions include reducing management salaries, freezing hiring and merit increases, reducing capital expenditures and discretionary spending, and temporarily moving most of our employees to a four-day work week in recognition of reduced demand and workloads due to the pandemic. Most of our employees reverted back to a full work week during the last week of June 2020 and returned to full salary during the last week of July 2020.

In addition, we rely on a limited number of suppliers for certain raw materials and components for our solar cells, panels and power systems, such as polysilicon, inverters and module material, and specifically our Huansheng JV for our Performance line modules. Events that disrupt production such as the recent polysilicon plant fires, flooding and COVID-19 would impact the overall supply of raw materials and components, which would in turn increase our costs and those of our suppliers. The resulting impact of such cost challenges at our Huansheng JV would negatively affect our results of operation as well. We continue to focus on improving our overall operating performance and liquidity, such as taking proactive steps to overcome freight and supply cost challenges, continuing optimization of our factories, controlling operating expenses, and managing cash flows and working capital.
As of January 3, 2021 and December 29, 2019, the outstanding debt was $249.4 million and $61.9 million, respectively. Our capital investments, which are subject to obtaining necessary board and lender consents, are expected to be funded with cash from operations, financing, or other available sources of liquidity. We expect total capital investments of approximately $90 million in fiscal year 2021, focused on increasing our manufacturing capacity for our highest efficiency Maxeon 5 and 6 product platform, and advancing other projects. Our planned addition to manufacturing capacity for our new Performance line panels is expected to increase capital investments by approximately $80 million and is contingent upon us securing the necessary debt or equity financing.
Additionally, we intend to either renegotiate the Bank Facilities or seek to raise alternative financing. From time-to-time and under market conditions that we believe are favorable to us, we may consider capital market transactions, including the offering of debt and equity securities. We maintain an effective shelf registration statement to allow for optionality.
We paid the remaining $30.0 million on September 29, 2020 for the outstanding installment payment in relation to the stock purchase agreement for the acquisition of 100% voting equity interest in AUOSP (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd.) which was completed on September 29, 2016.
As of January 3, 2021 and December 29, 2019, we had an obligation to purchase $242.4 million and $348.6 million, respectively, of polysilicon material pursuant to long-term fixed supply agreements with one polysilicon supplier. Of this commitment, as of January 3, 2021 and December 29, 2019, we had prepaid $92.9 million and $121.4 million, respectively. In July 2020, we negotiated an extension of the polysilicon agreement with respect to our contractual purchase obligation. The balance between the revised purchase commitment and the prepaid balance of $149.5 million as of January 3, 2021 is expected to be paid in cash over a period ending December 2022 as we purchase the contractually committed quantities specified.
We believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months from the date of the issuance of the financial statements. In conjunction with evaluating our ability to continue as a going concern, we have considered the post Spin-off debt and equity proceeds, the amended supply agreements with SunPower and our Huansheng joint venture which provides for flexibility of expedited repayment and extended credit period, respectively, at our discretion, our historical ability to work with customers and our vendors to obtain favorable payment terms, when possible, and our ability to reduce manufacturing output to reduce inventory in order to optimize our working capital. We may also choose to explore additional options in connection with our short-term liquidity needs, such as selling raw materials inventory to third parties, pledging available assets to facilitate additional debt financing, liquidating certain investments, implementing additional restructuring plans, re-negotiating favorable payment terms with customers and vendors, and deferring or canceling uncommitted capital expenditures and other investment or acquisition activities. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs.

There are no assurances that we will have sufficient available cash to repay our indebtedness or that we will be able to refinance such indebtedness on similar terms to the expiring indebtedness or at all. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity investments or debt securities or obtain other debt financing. The current economic environment, however, could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all, particularly in light of the current conditions in the financial and credit markets. Additional debt would result in increased expenses and would likely impose new restrictive covenants which may be similar or different than those restrictions contained in the covenants under our current loan agreement.
In addition, financing arrangements and letters of credit facilities, may not be available to us, or may not be available in amounts or on terms acceptable to us. If we are not compliant with our debt covenants in any period, absent a waiver or amendment, we may be unable to access funds under our Bank Facilities. As of January 3, 2021, the Company has not drawn down on the Bank Facilities. We may not be able to meet the financial covenants underlying the Bank Facilities which would limit our ability to draw under these facilities.
Although we have historically been able to generate liquidity, we cannot predict, with certainty, the outcome of our actions to generate liquidity as planned. Additionally, we are uncertain of the impact over time of the COVID-19 pandemic to our supply chain, manufacturing, and distribution as well as overall construction and consumer spending. While we currently do not anticipate the need to do so, if the COVID-19 pandemic causes adverse cash flow and liquidity trends greater than those we currently expect and have planned for, or if our ability to generate cash to support our operations is affected due to our challenges in obtaining supplies at competitive prices, we may find it necessary to seek additional borrowings.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk”.
Liabilities Associated with Uncertain Tax Positions
Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement will be made for our liabilities associated with uncertain tax positions in other long-term liabilities. As of January 3, 2021 and December 29, 2019, total liabilities associated with uncertain tax positions were $18.1 million and $12.8 million, respectively, and were included within “Other long-term liabilities” in our Consolidated and Combined Balance Sheets as of January 3, 2021 and December 29, 2019, respectively, as they are not expected to be paid within the next twelve months.
Foreign Currency Exchange Risk

Maxeon’s reporting and functional currency is the U.S. dollar for most entities. Generally, we minimize the foreign currency exposure and its gains and losses with natural matching of inflows and outflows. In addition, we use hedging strategies including consolidated balance sheet hedge with foreign currency forwards contract and participating forwards in order to mitigate foreign currency risk other than the functional currency.
Our exposure to movements in foreign currency exchange rates is primarily related to sales to European customers that are denominated in Euros. Revenue generated from these European customers represented 21% and 15% of our total revenue in fiscal years 2020 and 2019, respectively. A 10% change in the Euro exchange rate would have impacted our revenue by approximately $18.0 million and $17.4 million in fiscal years 2020 and 2019, respectively.

In the past, we have experienced an adverse impact on our revenue, gross margin and profitability as a result of foreign currency fluctuations. When foreign currencies appreciate against the U.S. dollar, inventories and expenses denominated in foreign currencies become more expensive. An increase in the value of the U.S. dollar relative to foreign currencies could make our solar power products more expensive for international customers, thus potentially leading to a reduction in demand, our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with those companies.
As at January 3, 2021, we had designated outstanding cash flow hedge option contracts with a notional value of $125.7 million. Because we hedge some of our expected future foreign exchange exposure, if associated revenues do not materialize we could experience a reclassification of gains or losses into earnings. Such a reclassification could adversely impact our revenue, margins and results of operations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.
We conduct hedging activities which involve the use of forward currency contracts that are designed to hedge our balance sheet exposure to changes in the foreign exchange rate between the U.S. dollar and other currencies although these contracts are not designated as hedging instruments. As at January 3, 2021 and December 29, 2019, we had outstanding forward currency contracts with aggregate notional values of $44.8 million and $17.5 million, respectively.
Credit Risk
We have certain financial and derivative instruments that subject us to credit risk. These consist primarily of cash and cash equivalents, restricted cash and cash equivalents, investments, accounts receivable, advances to suppliers, and foreign currency forward contracts. We are exposed to credit losses in the event of nonperformance by the counterparties to our financial and derivative instruments. Our investment policy requires cash and cash equivalents, restricted cash and cash equivalents, and investments to be placed with high-quality financial institutions and limits the amount of credit risk from any one issuer. We additionally perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally do not require collateral.
We enter into agreements with a vendor that specify future quantities and pricing of polysilicon to be supplied through fiscal year 2022. As of January 3, 2021 and December 29, 2019, we have remaining advances to that polysilicon supplier totaling $92.9 million and $121.4 million, respectively.
We enter into foreign currency derivative contracts with high-quality financial institutions and limit the amount of credit exposure to any single counterparty. The foreign currency derivative contracts are limited to a time period of a month or less. We regularly evaluate the credit standing of our counterparty financial institutions.
Interest Rate Risk
We are exposed to interest rate risk because many of our customers depend on debt financing to purchase our solar power systems. An increase in interest rates could make it difficult for our customers to obtain the financing necessary to purchase our solar power systems on favorable terms, or at all, and thus lower demand for our solar power products, reduce revenue and adversely impact our operating results. An increase in interest rates could lower a customer’s return on investment in a system or make alternative investments more attractive relative to solar power systems, which, in each case, could cause our customers to seek alternative investments that promise higher returns or demand higher returns from our solar power systems, thereby reducing gross margin and adversely impacting our operating results. This risk is significant to our business because our sales model is highly sensitive to interest rate fluctuations and the availability of credit, and would be adversely affected by increases in interest rates or liquidity constraints.

We do not believe that an immediate 10% increase in interest rates would have a material effect on our financial statements under potential future borrowings. In addition, lower interest rates would have an adverse impact on our interest income. Due to the relatively short-term nature of our investment portfolio, we do not believe that an immediate 10% decrease in interest rates would have a material effect on the fair market value of our money market funds. Since we believe we have the ability to liquidate substantially all of this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by a sudden change in market interest rates on our investment portfolio.
Equity Price Risk Involving Minority Investments in Joint Ventures and Other Non-Public Companies
Our investments held in our joint ventures and other non-public companies expose us to equity price risk. As of January 3, 2021 and December 29, 2019, investments of $25.7 million and $26.5 million, respectively, are accounted for using the equity method. As of January 3, 2021 and December 29, 2019, investments of $4.0 million and $7.9 million, respectively, are accounted for using the measurement alternative method.
These strategic equity investments in third parties are subject to risk of changes in market value and could result in realized impairment losses. We generally do not attempt to reduce or eliminate our market exposure in equity investments. We monitor these investments for impairment and record reductions in the carrying values when necessary. Circumstances that indicate an other-than-temporary decline include the valuation ascribed to the issuing company in subsequent financing rounds, decreases in quoted market prices and declines in operations of the issuer. There can be no assurance that our equity investments will not face risks of loss in the future.
Quantitative and Qualitative Disclosures About Market Risk
See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
5.C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Our research and development spending totaled $34.2 million, $37.0 million and $50.0 million for the fiscal years 2020, 2019 and 2018, respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3.D. Risk Factors.” For further information on our research and development policies and additional product information, see “Item 4.B. Business Overview.”
5.D.TREND INFORMATION
Please see “Item 5.A. Operating Results—Trends and Uncertainties” and “Item 4.B. Business Overview—Our Markets” for trend information.
5.E.OFF-BALANCE SHEET ARRANGEMENTS
As of January 3, 2021, we did not have any special purpose financing or partnership entities or other off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors. See also “Note 9. Commitments and Contingencies” to our consolidated and combined financial statements included elsewhere in this Form 20-F and matters described in “Item 5.F. Aggregate Contractual Obligations.”

5.F.AGGREGATE CONTRACTUAL OBLIGATIONS
The following table summarizes our contractual obligations and other commercial commitments as of January 3, 2021 as well as the effect these obligations and commitments are expected to have on our liquidity and cash flow in future periods.

		Payments Due by Fiscal Year
	Total	2021	2022-2023	2024-2025	Beyond 2025
(In thousands)
Operating lease commitments	$18,565	$3,547	$5,598	$4,944	$4,476
Other debt, including interest	47,953	47,897	45	11	—
Finance lease commitments	1,610	703	907	—	—
Other long-term liabilities	2,148	—	—	2,148	—
Non-cancellable purchase orders	95,637	95,637	—	—	—
Purchase commitments under agreements	245,012	119,208	125,804	—	—
Green Convertible Notes, Term loans and revolver, including interest and commitment fee	268,222	16,688	31,492	220,042	—
Total	$679,147	$283,680	$163,846	$227,145	$4,476
For other contingencies, see “Item 4.D. Property, Plants and Equipment—Environmental Matters,” “Item 8.A. Consolidated and Combined Statements and Other Financial Information” and “Note 9. Commitments and Contingencies” to our consolidated and combined financial statements included elsewhere in this Form 20-F.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
Our Constitution provides that, subject to the regulations of Maxeon contained in the Constitution for the time being in force, the minimum number of directors is two and the maximum number is ten. We may vary the maximum number of directors by ordinary resolution from time to time. In accordance with the terms of the Shareholders Agreement, the Maxeon Board consists of ten directors, including three Total designees, three TZS designees, three independent directors and Maxeon’s chief executive officer.

Director	Age
Jeffrey W. Waters, Chief Executive Officer	56
Kevin Kennedy, Independent Director	65
Donald Colvin, Independent Director	68
Chee Keong Yap, Independent Director	60
Remi Bourgeois, Total designee	52
Erick Chabanne, Total designee	56
Lee Young, Total designee	47
SHEN Haoping, TZS designee	58
ZHANG Changxu, TZS designee	45
WANG Yan, TZS designee	37

Biographies
Jeffrey W. Waters, Chief Executive Officer
Jeffrey Waters is our Chief Executive Officer and, prior to the separation and Spin-off, led the SunPower Technologies business unit of SunPower since January 2019, which included its global manufacturing, research and development and SunPower Solutions group. An experienced global business, operations and sales leader, Mr. Waters joined SunPower in January 2019 from Isola, where he worked from Silicon Valley as the company’s president and chief executive officer. Prior to Isola, Mr. Waters was senior vice president and general manager with Altera Corporation and also held a variety of executive positions with Texas Instruments/National Semiconductor in both the U.S. and Japan for 18 years, including in global sales.
Mr. Waters holds a bachelor’s degree in engineering from the University of Notre Dame, a master’s degree in engineering from Santa Clara University and a Master of Business Administration from Northwestern University.
Kevin Kennedy
Kevin Kennedy serves as an independent director and Chairman of Maxeon’s Board. Dr. Kennedy currently serves as CEO of a small technology startup and was previously the President and Chief Executive Officer of Avaya Inc., a leading global provider of business communications applications, systems and services. Prior to joining Avaya in January 2009, Dr. Kennedy was President and CEO of JDS Uniphase Corporation and has worked in various senior management roles in multinational telecom companies including Cisco Systems and Bell Laboratories. In 1987, Dr. Kennedy was a Congressional Fellow to the U.S. House of Representatives Committee on Science, Space and Technology. In January 2011, he was appointed to the President’s National Security Telecommunications Advisory Committee by U.S. President Barack Obama. Dr. Kennedy also currently serves on the board of directors for UL Inc, KLA-Tencor Corporation and Digital Realty Trust, L.P. He holds a B.S. in engineering from Lehigh University in Pennsylvania, as well as M.S. and Ph.D. degrees in engineering from Rutgers University.
Donald Colvin
Donald Colvin serves as an independent director for Maxeon’s Board and Chairman of its Audit Committee. Mr. Colvin also serves as an independent director and chairman of the audit committee for Viavi Solutions and Agilysys. Mr. Colvin has served on other boards throughout his career, including as an independent director on the audit committee for Applied Micro Circuits Corporation and Isola and an advisory board member for Conexant Systems. Mr. Colvin was interim Chief Financial Officer for Isola during 2015 and 2016, appointed by their Board to restructure the company, and prior to this was Chief Financial Officer of Caesars Entertainment Corporation from November 2012 to January 2015. Mr. Colvin has also served as Chief Financial Officer for ON Semiconductor Corp., Amtel Corporation and European Silicon Structures. Mr. Colvin has also held a number of financial leadership positions for multinational companies. Mr. Colvin holds a B.A. in economics and an M.B.A. from the University of Strathclyde in Scotland.
Chee Keong Yap
Chee Keong Yap serves as an independent director on Maxeon’s Board of Directors. Mr. Yap also serves as an independent director of Olam International, Sembcorp Industries, Shangri-La Asia, Ensign InfoSecurity, MediaCorp and PIL and its subsidiaries (Pacific International Lines, PIL Marine and PIL Enterprises). Mr. Yap also serves on the audit committees for Olam International, Sembcorp Industries and Shangri-La Asia. Mr. Yap has served on other boards throughout his career, including the Accounting and Corporate Regulatory Authority, and he was a member of the Public Accountants Oversight Committee (a Board committee under ACRA). In addition to his board experience, Mr. Yap was the Executive Director of the Straits Trading Group and the Chief Financial Officer of the Singapore Power Group. He has also worked in various senior management roles in multinational and listed companies. Mr. Yap holds a Bachelor of Accountancy from the National University of Singapore and is a Fellow of the Institute of Singapore Chartered Accountants, a Fellow of CPA Australia and a Fellow of the Singapore Institute of Directors.

Rémi Bourgeois
Rémi Bourgeois serves as a director designated by Total Solar INTL SAS (“Total”) on Maxeon’s Board of Directors. Mr. Bourgeois is the Vice President of Operations of Total Renewables and has responsibility for the engineering, design, construction, performance, operations and maintenance for Total Renewables’ 7 GW of solar and wind projects in operation (as of December 2020). Previously, he was the Vice President of Operations for Total Solar and from 2012 to 2015, he was seconded to SunPower and was the Project Director for the largest photovoltaic facility in the United States (Solar Star, 747MWp). Mr. Bourgeois has also held various other technological and operational roles within Total Gas & Power. Prior to joining Total, he held various positions in Project Management and Tendering of conventional power plants at Alstom Power. Mr. Bourgeois has a Master’s Degree in electrical engineering, with a specialization in energy systems, from Supélec.
Erick Chabanne
Erick Chabanne serves as a director designated by Total Solar INTL SAS (“Total”) on Maxeon’s Board of Directors. Mr. Chabanne is the Vice President Corporate Affairs of Marketing & Services for Asia-Pacific & Middle East for Total, located in Singapore. He has held various positions within the Total Group since 1990 in the downstream division, including Chief Financial Officer in Cameroon and Kenya, Managing Director of the subsidiaries in Zambia and Réunion, Director of Safety/Health/Environment and Sustainable Development for Africa and Middle East Division, Vice President Corporate Affairs of Totalgaz in France and Head of Department of Management Control for the Marketing & Services Division. Mr. Chabanne graduated with a Master of Business Administration from the University of Ottawa and E.S.L.S.C.A Business School
Lee Young
Lee Young serves as a director designated by Total Solar INTL SAS (“Total”) on Maxeon’s Board of Directors. Since 2016, Mr. Young has been the Legal Director of Corporate Transactions for Total SA (mergers and acquisitions, project finance, corporate finance and anti-trust). He joined Total Group in 2003 and has served as the General Counsel and Company Secretary for Total UK (Refining & Marketing), on the management committee and the Board of Total UK. Mr. Young was also the Corporate Affairs Director for Rontec Investments LLP. He began his career in Investment Fund Management before qualifying as a Solicitor and remaining in private practice for several years, specializing in corporate law and litigation. Mr. Young graduated law from the universities of Manchester (LLB) and Westminster (LPC) and has been admitted to the roll of Solicitors in England & Wales since 2000.
SHEN Haoping
Mr. SHEN Haoping serves as a director designated by TZS on Maxeon’s Board of Directors. He is the deputy Chairman and CEO of TZS. Currently, he also serves as a Board Director and Senior Vice President of TCL Technology Group Corporation. He was awarded the special allowance of the State Council and the 2015 National Model Worker. Mr. SHEN Haoping has many years of experience in the design and manufacture of semiconductor and photovoltaic mono silicon materials. He has presided over several national and provincial R&D projects, and led TZS to win the industry and government honors such as municipal science and technology progress award, China patent excellence award, national innovation-oriented enterprise and Forbes China potential enterprise. Under Mr. SHEN Haoping’s leadership, TZS built a world leading photovoltaic silicon ingot and wafer R&D, manufacture and sales capacity. He also served as General Manager and other leadership positions of Tianjin HuanOu Semiconductor Materials Technology Co., Ltd. Mr. SHEN Haoping received his Bachelor’s Degree in semiconductor physics from Lanzhou University.

ZHANG Changxu
Ms. ZHANG Changxu serves as a director designated by TZS on Maxeon’s Board of Directors. Ms. ZHANG Changxu is currently a Board Director and the Chief Operations Officer and Chief Financial Officer of TZS and the Chairman of Huansheng Photovoltaic (Jiangsu) Co., Ltd. From 2012, she served in various leadership roles for TZS, including as Chief Financial Officer of Inner Mongolia Zhonghuan Photovoltaic Material Co. Ltd., and CFO and General Manager of Tianjin Huanou Semiconductor Materials and Technology Co., Ltd. Ms. ZHANG has extensive experience in corporate management from her management roles in finance, sales and marketing, supply chain and comprehensive planning. She has a Master’s Degree of software engineering from Tongji University and a Bachelor’s Degree in business administration from Shanxi University of Finance and Economics.
WANG Yan
Mr. WANG Yan serves as a director designated by TZS on Maxeon’s Board of Directors. Mr. WANG Yan is the Vice President of TZS and the CEO of Huansheng Photovoltaic (Jiangsu) Co., Ltd. Between 2017 and 2018, he served as Chairman of Huanou International Silicon Material Co., Ltd., and from 2014 to 2017, he was the General Manager of Inner Mongolia Zhonghuan Photovoltaic Material Co., Ltd .Mr. WANG Yan received his Bachelor’s Degree in information and electronic science from Tianjin University.
Senior Management
The following table sets forth information regarding our senior management as of the date of this Form 20-F. Jeffrey W. Waters serves as our Chief Executive Officer.

Name	Age	Title
Joanne Solomon(*)	55	Chief Financial Officer
Lindsey Roon Wiedmann	42	Chief Legal Officer
Markus Sickmoeller	54	Chief Operations Officer
Peter Aschenbrenner	65	Chief Strategy Officer
Mark Babcock	50	Chief Revenue Officer
Tiffany See	45	Chief Human Resources Officer
(*)As announced in the 6-K furnished on February 22, 2021, Kai Strohbecke joined Maxeon on March 15, 2021 to serve as the new Chief Financial Officer. He will succeed Joanne Solomon who will be leaving Maxeon on May 31, 2021.
Biographies
Joanne Solomon, Chief Financial Officer
Joanne Solomon is our Chief Financial Officer. A seasoned executive with more than 30 years of experience, Ms. Solomon joined Maxeon in January 2020 and in her role leads our global finance, planning, accounting and information technology organizations. Ms. Solomon most recently served since 2017 as CFO for Katerra Inc. Prior to this, she worked for 16 years at Amkor Technology, Inc., one of the world’s largest providers of semiconductor packaging and test services, in various roles including CFO. Ms. Solomon began her career at Price Waterhouse. Ms. Solomon received her Master of Business Administration, International Management, from Thunderbird School of Global Management, and her Bachelor’s Degree in Business Administration (Accounting and Finance) from Drexel University

Kai Strohbecke, Incoming Chief Financial Officer

Kai Strohbecke who joined Maxeon on March 15, 2021, will officially assume the role of Chief Financial Officer with effect on or about April 7, 2021. He will succeed Ms. Solomon as Maxeon’s Chief Financial Officer following an orderly transition of duties through May 31, 2021.

Mr. Strohbecke most recently served as the Vice President Finance and Global Operations Controller for Micron Technology. Prior to 2013, he served for ten years as CFO at Inotera Memories, a memory semiconductor manufacturing company located in Taiwan that he helped list on the Taiwan Stock Exchange in 2006. Before 2003, Mr. Strohbecke worked in various management roles with increasing responsibility at Infineon and Siemens Semiconductor Group. Mr. Strohbecke holds a bachelor’s degree in Business Administration from Berufsakademie Mannheim, Germany and a joint EMBA degree from Tsinghua University (Beijing) and INSEAD.
Lindsey R. Wiedmann, Chief Legal Officer
Lindsey Wiedmann is our Chief Legal Officer and leads our global legal and sustainability teams. During her decade with SunPower before continuing with Maxeon in 2020, she has provided legal expertise in the areas of project finance and development, mergers and acquisitions, joint ventures, corporate governance, compliance, disputes and other significant matters in support of the residential, commercial and power plant business units globally with legal teams in France, Mexico and the United States. Ms. Wiedmann was also the lead SunPower attorney for 8point3 Energy Partners LP’s initial public offering in 2015 and nearly three years of acquisitions and operational activity as a public company. Prior to joining SunPower, Ms. Wiedmann spent six years practicing project finance at Latham & Watkins LLP in San Francisco and Singapore. Ms. Wiedmann received her Bachelor of Science degree from University of California, San Diego and her Juris Doctor degree from Columbia Law School.
Markus Sickmoeller, Chief Operations Officer
Markus Sickmoeller is our Chief Operations Officer and is responsible for manufacturing, quality, supply chain, cell technology deployment and EHS globally. He joined SunPower in late 2015 to start the Maxeon 3 cell factory in the Philippines and took more operational responsibilities in the years leading to his role as head of operations for SunPower in July 2019. Dr. Sickmoeller joined SunPower from his role as Chief Operating Officer of Silicon Line GmbH in Germany. Before that Dr. Sickmoeller held positions in operations and research and development in the semiconductor industry for more than two decades with Siemens, Infineon and Qimonda in Germany, Malaysia and Taiwan having local and global responsibilities. Dr. Sickmoeller holds a Diploma degree (Master of Science equivalent) in Electrical Engineering from the University of Braunschweig, Germany and a Doctorate Title in Optoelectronics from the University of Ulm.
Peter Aschenbrenner, Chief Strategy Officer
Peter Aschenbrenner is our Chief Strategy Officer. Prior to joining Maxeon he served as SunPower’s Executive Vice President of Corporate Strategy and Business Development, responsible for driving SunPower’s strategy, mergers and acquisition and business activities. Previously, he was SunPower’s Vice President of Marketing and Sales, where he established the SunPower brand and oversaw development of the industry’s first dealer network program. Prior to joining SunPower in 2003, Mr. Aschenbrenner served as Senior Vice President of Global Operations at AstroPower, Inc., a solar product manufacturing company. He has more than 40 years of solar industry experience, including management positions at Siemens Solar, PV Electric GmbH and ARCO Solar. Mr. Aschenbrenner graduated from Stanford University in 1978 with a Bachelor of Arts degree in product design.

Mark Babcock, Chief Revenue Officer
Mark Babcock is our Chief Revenue Officer and is responsible for all revenue generating processes, accelerating our expansion strategy and international growth, and ensuring the best experience to installation partners, distributors and customers globally. Before joining Maxeon, Mr. Babcock led Eurogility, a market entry consultancy. Prior to that, he held senior positions in the distributed generation solar businesses of Flex, SunEdison and SunPower Corporation, with regional and global responsibilities. He has also held management roles at Carrier Corporation and United Technologies Fire and Security. Mr. Babcock holds a Bachelor of Arts degree from Sewanee - The University of the South, and a Master of Business Administration from Vanderbilt University.
Tiffany See, Chief Human Resources Officer
Tiffany See is our Chief Human Resources Officer and is responsible for developing and executing human resource strategy in support of the overall business plan and strategic direction of the organization, specifically in the areas of succession planning, talent management, change management, organizational and performance management, training and development, and compensation. Before joining Maxeon, since November 2018, she was Head of Asia- Human Resources at BHP, a global resources company. Prior to BHP, Ms. See was Executive Director, Human Resources (Asia), for Dell Technologies, where she spent 17 years in a variety of human resources leadership positions. Ms. See holds a bachelor’s degree in Commerce from the University of Newcastle (Australia), and a Bachelor of Laws from University of New England (Australia). Ms. See is also a Certified Solution Focused Coach.
6.B.COMPENSATION
Non-Employee Director Compensation
In August 2020, our Board adopted a policy for cash and equity-based compensation that shall be payable to eligible non-employee members of the Board who are not nominated representatives of Total and TZS, or their corporate affiliates (“Outside Directors”).
Under the cash-based compensation, an annual compensation of $100,000 in the form of cash shall be payable to each eligible Outside Director and up to $150,000 shall be payable to the chairman of the Board. Under the equity-based compensation, an annual fee of $200,000 in the form of restricted stock units (“RSUs”) awards shall be payable to each eligible Outside Director, including the chairman of the Board. RSUs will vest immediately upon grant.
For fiscal year 2020, we paid and accrued fees and compensation of approximately $127,500 and granted 11,653 RSUs to our Outside Directors.
Executive Officer Compensation
Our Executive Compensation program for fiscal year 2020 include the following:
•An executive bonus program payable semi-annually in the form of cash. The payouts are dependent on meeting a number of corporate and individual objectives, including Maxeon’s financial performance and achievement of key results, as well as individual performance;
•Time-based RSUs that generally vest over four years; and
•Performance-based restricted stock units (“PSUs”) that generally vest over four years after achieving performance targets as determined from time-to-time.
For fiscal year 2020, we paid and accrued compensation of approximately $2,614,790 and granted 255,623 RSUs and 76,176 PSUs to our Executive Officers. The amount of compensation paid include benefits-in-kind such as insurance premiums, retirement plan and other benefits as the Company deems suitable. The RSUs and PSUs exclude the conversion from SunPower shares to Maxeon shares upon the Spin-off, for the awards made prior to fiscal year 2020.
Our Singapore subsidiaries are required by the laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees working in Singapore who are Singapore citizens or permanent residents and employed by our Singapore subsidiaries as prescribed under the Central Provident Fund Act (Chapter 36). The contribution rates vary, depending on the age of the executive officers.
6.C.BOARD PRACTICES
General
The composition of the Maxeon Board and committees of the Maxeon Board are governed by our Constitution, together with the Shareholders Agreement.
Composition of the Maxeon Board
The Maxeon Board consists of 10 directors, including three Total designees, three TZS designees, three independent directors and our Chief Executive Officer. Mr. Kennedy is the Chairman of the Maxeon Board. The Chairman is entitled to a casting vote in the case of an equality of votes.
The Shareholders Agreement includes provisions adjusting the rights of each of Total and TZS to designate a particular number of directors depending on changes in their share ownership, including a provision allowing either shareholder, if they acquire at least 50% of our shares, to designate a majority of the directors. Each of Total and TZS will lose the right to designate any directors if they hold less than 10% of our outstanding shares.
Committees of the Maxeon Board
So long as Total or TZS have the right to designate at least one director to the Maxeon Board, each committee of the Maxeon Board other than the Audit Committee will contain a board designee of such shareholder. Generally, if the other shareholder also has a right to designate at least one director, then the number of appointees to each committee for each shareholder shall be equal. All committees will have at least two independent directors and the Audit Committee will be composed entirely of independent directors.
The Maxeon Board delegates certain of its responsibilities to the following committees: the Audit Committee, the Compensation Committee, the Coordination Committee, and the Nominating and Corporate Governance Committee, the purpose and responsibilities of each which are described further below.
Audit Committee
Messrs.Colvin (Chair), Yap and Kennedy are members of the Audit Committee.
The purpose of the Audit Committee is primarily to:
•oversee our accounting and financial reporting processes;
•oversee the audit of our financial statements and internal controls by our independent public registered accounting firm;
•assist the Maxeon Board in the oversight of our compliance with legal and regulatory requirements and performance of the internal audit function;
•oversee management’s identification, evaluation, and mitigation of major risks to us; and
•provide to the Maxeon Board such information as it may deem necessary to make the Maxeon Board aware of the financial matters requiring its attention.

Compensation Committee
Messrs Kennedy (Chair), Colvin, Chabanne and Ms. Zhang are members of the Compensation Committee.
The purpose of the Compensation Committee is primarily to:
•implement, review and modify the compensation of the Maxeon Board and senior management;
•oversee our compensation philosophy; and
•administer our equity incentive plans.
Coordination Committee
Messrs. Yap (Chair), Colvin, Bourgeois and Wang are members of the Coordination Committee.
The purpose of the Coordination Committee is primarily to discuss our business opportunities and our performance against targets set forth in our approved annual budget.
Nominating and Corporate Governance Committee
Messrs. Yap (Chair), Kennedy, Young and Shen are members of the Nominating and Corporate Governance Committee.
The purpose of the Nominating and Corporate Governance Committee is primarily to:
•select and recommend candidates for members of the Maxeon Board; and
•evaluate whether incumbent directors should be nominated for re-election to the Maxeon Board upon expiration of such directors’ terms.
Certain Board Practices and Requirements
Except by an ordinary resolution of the shareholders (which may be general or specific to a transaction or contractual arrangement), a director and the chief executive officer (or person(s) holding an equivalent position), are not permitted to vote in respect of any contract or proposed contract or arrangement with us in which he or she has directly or indirectly a personal material interest and if he or she does so his or her vote will not be counted nor, except where present in the capacity of a proxy, will he or she be counted in the quorum present at the meeting. Neither of these prohibitions will apply to: (i) any arrangement for giving any director or chief executive officer (or person(s) holding an equivalent position) any security or indemnity in respect of money lent by him or her to or obligations undertaken by him or her for the benefit of our company, (ii) any arrangement for the giving by our company of any security to a third party in respect of a debtor obligation of our company for which the director or chief executive officer (or person(s) holding an equivalent position) himself or herself has assumed responsibility in whole or in part under a guarantee or indemnity by the deposit of security or (iii) any contract by a director or chief executive officer (or person(s) holding an equivalent position) to subscribe for or underwrite shares or debentures of our company.
There is no age limit requirement for directors to retire, nor is there any minimum number of Maxeon shares that a director is required to hold.

Corporate Governance Differences
The NASDAQ allows a foreign private issuer, such as Maxeon, to follow its home country practices in lieu of certain NASDAQ corporate governance standards. We rely on a number of these exemptions, which are described below:
•We rely on an exemption from the requirement that a majority of the Maxeon Board be “independent” as defined by the NASDAQ rules.
•We rely on an exemption from the requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Singapore law, our Constitution provides that two members of Maxeon present shall constitute a quorum for a general meeting.
•We rely on an exemption from the requirement that all members of our Compensation Committee be “independent” as defined in the NASDAQ rules. While the Maxeon Board established a Compensation Committee, Singapore law does not require us to maintain such a committee nor does it impose a requirement that all members are independent. Similarly, Singapore law does not require that we disclose information regarding third-party compensation of our directors or director nominees.
•We rely on an exemption from the requirement that our Nominating and Corporate Governance Committee be “independent” as defined in the NASDAQ rules. Singapore law does not require a Nominating and Corporate Governance Committee to be comprised entirely of independent directors, and nominations of persons for election to the Maxeon Board will be recommended by our Nominating and Corporate Governance Committee whose members are not all independent directors as defined by the NASDAQ rules.
•We expect to rely on an exemption from the requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. Approval, if granted, shall continue in force until the earlier of:
•the conclusion of the next annual general meeting after the date on which the approval was given; and
•the expiration of the period within which the next annual general meeting after that date is required by law to be held.
Any such approval may be revoked or varied by the company in a general meeting.
Code of Conduct and Business Ethics
The Maxeon Board has adopted a written Code of Business Conduct and Ethics reinforcing our guiding principles to act with the highest level of integrity and ethical standards and setting forth our expectations regarding personal and corporate conduct for all of our directors, officers, employees and representatives.
6.D.EMPLOYEES
The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity for the past three fiscal years.

	As of
	January 3, 2021	December 30, 2019	December 31, 2018
	(full-time equivalents)
Marketing & Sales	83	90	96
Production & Supply	4,296	4,816	4,521
Research & Development	96	178	175
General & Administrative	134	110	110
Total	4,609	5,194	4,902
The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by geography for the past three fiscal years.

	As of
	January 3, 2021	December 29, 2019	December 30, 2018
	(full-time equivalents)
Australia	15	16	11
Belgium	2	3	4
Chile	—	—	2
China	28	25	28
France	116	127	161
Germany	5	4	3
Italy	13	9	7
Japan	10	11	14
Malaysia	1,529	1,611	1,443
Mexico	1,719	2,042	1,627
Morocco	—	1	2
Netherlands	4	3	1
Philippines	1,115	1,176	1,168
Singapore	30	3	3
South Africa	12	—	3
Spain	2	—	—
Switzerland	5	7	9
Turkey	—	—	1
United Kingdom	3	3	4
United States	1	153	411
Total	4,609	5,194	4,902
Although in certain countries we have works councils and statutory employee representation obligations, our employees are generally not represented by labor unions on an ongoing basis. We have never experienced a work stoppage, and we believe our relations with our employees to be good.
6.E.SHARE OWNERSHIP
The following sets forth the total amount of Maxeon shares directly or indirectly owned by Maxeon’s current directors and executive officers based on 34,131,210 Maxeon shares outstanding as of March 5, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that such person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Holder	Maxeon Shares	Percentage Ownership
Jeffrey W. Waters	76,141	*
Kevin Kennedy	4,860	*
Donald Colvin	4,900	*
Chee Keong Yap	4,860	*
Rémi Bourgeois(1)	—	*
Erick Chabanne(2)	—	*
Lee Young(3)	—	*
SHEN Haoping(4)	—	*
ZHANG Changxu(5)	—	*
WANG Yan(6)	—	*
Joanne Solomon	11,024	*
Lindsey Roon Wiedmann(7)	19,753	*
Markus Sickmoeller	28,611	*
Peter Aschenbrenner	41,873	*
Mark Babcock	—	*
Tiffany See	—	*
*Less than 1%.
(1)Mr. Bourgeois is an executive officer of Total and may be deemed to have beneficial interests in the shares beneficially owned by Total, but he disclaims beneficial ownership of such shares.
(2)Mr. Chabanne is an executive officer of Total and may be deemed to have beneficial interests in the shares beneficially owned by Total, but he disclaims beneficial ownership of such shares.
(3)Mr. Young is an executive officer of Total and may be deemed to have beneficial interests in the shares beneficially owned by Total, but he disclaims beneficial ownership of such shares.
(4)Mr. Shen is a director of TZS and may be deemed to have beneficial interests in the shares beneficially owned by TZS, but he disclaims beneficial ownership of such shares.
(5)Ms. Zhang is a director of TZS and may be deemed to have beneficial interests in the shares beneficially owned by TZS, but she disclaims beneficial ownership of such shares.
(6)Mr. Wang is an executive officer of TZS and may be deemed to have beneficial interests in the shares beneficially owned by TZS, but he disclaims beneficial ownership of such shares.
(7)Represents (i) 18,315 ordinary shares held or beneficially owned by Ms. Wiedmann, and (ii) 1,438 ordinary shares issuable upon exercise of options or vesting of restricted share units held by Ms. Wiedmann within 60 days from March 5, 2021.
None of our shareholders have different voting rights from other shareholders as of the date of this annual report on Form 20-F.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.MAJOR SHAREHOLDERS
The information below describes the beneficial ownership of our shares by each person or entity that beneficially own 5% or more of our shares, as of March 5, 2021.

Holder	Maxeon Shares	Percentage Ownership
Total(1)	10,994,431	32.21%
Tianjin Zhonghuan Semiconductor Co., Ltd.(2)	8,915,692	26.12%
Wellington Management Group LLP(3)	2,173,787	6.37%
Invesco Ltd.(4)	2,009,706	5.89%
(1)Based on the information contained in a Schedule 13D filed with the SEC on September 8, 2020 by Total SE. Total Solar INTL SAS is a direct wholly owned subsidiary of Total Gaz Electricité Holdings France SAS, which is an indirect wholly owned subsidiary of Total SE. Each of Total S.A., Total Gaz Electricité Holdings France SAS and Total Solar INTL SAS have shared voting and dispositive power over 10,994,431 shares of Maxeon’s common stock.
(2)Based on the information contained in a Schedule 13D filed with the SEC on September 8, 2020 by Zhonghuan Singapore Investment and Development Pte. Ltd. Zhonghuan Singapore Investment and Development Pte. Ltd. is a direct wholly owned subsidiary of Tianjin Zhonghuan Semiconductor Co., Ltd. (TZS). TZS have shared voting and dispositive power over 8,915,692 shares of Maxeon’s common stock.
(3)Based on the information contained in a Schedule 13G filed with the SEC on February 3, 2021 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, and Wellington Management Company LLP. Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP have shared voting power over 1,957,146 shares of Maxeon’s common stock and has shared dispositive power over 2,173,787 shares of Maxeon’s common stock. Wellington Management Company LLP has shared voting power of 1,919,945 shares of Maxeon’s common stock and shared dispositive power of 2,100,567 shares of Maxeon’s common stock. Wellington Management Group LLP is the parent holding company of certain holding companies and the Wellington Investment Advisers. The securities reported on the Schedule 13G are owned of record by clients of the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP.
(4)Based on the information contained in a Schedule 13G filed with the SEC on February 16, 2021 by Invesco Ltd. Invesco Ltd. is a parent holding company to its investment advisors. Invesco Ltd. has sole voting power over 2,009,601 shares of Maxeon’s common stock and sole dispositive power over 2,009,706 shares of Maxeon’s common stock.
As of March 5, 2021, approximately 41.67% of our outstanding shares are expected to be held of record by residents of the United States, on the assumption that all shares held indirectly through DTC are held by residents of the United States.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that such person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

We are not aware of any arrangement that may, at a subsequent date, result in a change of our control.
7.B.RELATED PARTY TRANSACTIONS
Agreements with SunPower, TZS and Total in Connection with the Spin-off
On November 11, 2019, SunPower Corporation (“SunPower”) announced its intention to separate into two independent publicly traded companies: one comprising its solar panel cell and solar manufacturing operations and supply to resellers and commercial and residential end customers outside of the United States of America and Canada (the “Domestic Territory”), which will conduct business as Maxeon Solar Technologies, Pte. Ltd., a company incorporated under the Laws of Singapore and a wholly owned subsidiary of SunPower, and one comprising its solar panel manufacturing operations, equipment supply, and sales of energy solutions and services in the Domestic Territory, including direct sales of turn-key engineering, procurement and construction services, sales to its third-party dealer network, sales of energy under power purchase agreements, storage and services solutions, cash sales and long-term leases directly to end customers which will continue as SunPower.
On August 26, 2020 (the “Distribution Date”), SunPower completed the previously announced spin-off (the “Spin-off”) of Maxeon. The Spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares, no par value, of Maxeon (the “Maxeon shares”) to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020. As a result of the Distribution of the Maxeon shares, on the Distribution Date, we became an independent, public company and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN.”
In connection with the Spin-off, we entered into a number of agreements with SunPower providing for the framework of the relationship between the two companies following the Spin-off. On November 8, 2019, we entered into the Separation and Distribution Agreement with SunPower. The Separation and Distribution Agreement sets forth our agreements with SunPower regarding the principal actions to be taken in connection with the separation and distribution.
We also entered into certain ancillary agreements that govern the relationships between SunPower and us following the Distribution, including: a tax matters agreement, employee matters agreement, transition services agreement, back-to-back agreement, brand framework agreement, cross license agreement, collaboration agreement, and supply agreement (collectively, the “Ancillary Agreements”), each as previously described in our Registration Statement for the fiscal year 2019 on Form 20-F filed on July 2, 2020 and filed as exhibits to this Form 20-F (as incorporated by reference to the exhibits filed on Form 6-K on August 26, 2020).
Under the transition services agreement, we and SunPower will provide various administrative services and assets to each other through August 26, 2021 with an option to extend for up to an additional 180 days. Services to be provided include, among others, certain services related to finance, accounting, business technology, human resources, facilities, document management and record retention, relationship and strategy management, module operations, and technical and quality support. In consideration for such services, we and SunPower will each pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services, plus a standard markup, and subject to a 25% increase following an extension of the initial term (unless otherwise mutually agreed to by the parties). During fiscal year 2020, we recorded $0.3 million of income associated with the transition services agreement. This was offset by $6.5 million of services provided by SunPower to us, resulting in a net increase of operating expenses of $6.2 million, presented separately within operating expenses on the Consolidated and Combined Statement of Operations.
Pursuant to the terms of the Investment Agreement (the “Investment Agreement”) entered into on November 8, 2019 between Maxeon and Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), Maxeon and TZS completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“TZS SG”) and an affiliate of TZS, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares (the “TZS Investment”), representing approximately 29.5% of the outstanding Maxeon shares after giving effect to the Spin-off and the TZS Investment.

Following the TZS Investment, Total Solar INTL SAS (“Total Solar”), Total Gaz Electricité Holdings France SAS, (“Total Gaz”, with Total Solar, each an affiliate of Total SE and collectively “Total”, a controlling shareholder of SunPower) held approximately a 36.4% beneficial ownership of Maxeon’s ordinary shares.
In connection with the TZS Investment, Maxeon, Total Solar, Total Gaz, and TZS SG, entered into a Shareholders Agreement relating to certain rights and obligations of each of Total and TZS SG bearing on Maxeon’s governance and the ability of Total and TZS SG to buy, sell or vote their Maxeon shares. At the closing of the TZS Investment, Maxeon also entered into a Registration Rights Agreement with Total and TZS SG, granting each of the shareholders certain registration rights with regard to their Maxeon shares. Copies of each of these agreements have been filed, or incorporated by reference, as exhibits to this Form 20-F.
Agreements with SunPower
Product Collaboration Agreement
The product collaboration agreement provides a framework for the development of next-generation Maxeon 7 panels, flex panels, shingled solar panels, and any other products that are agreed to by the parties. Each project under the agreement is governed by written plans that are agreed to by the parties. These plans include agreed-upon budgets, cost allocations and resource responsibilities of the parties and will last a maximum of two years. SunPower will have the sole right to manufacture the products developed under the agreement within the 50 states of the United States, the District of Columbia and Canada (the “Collaboration Territory”). We will have the exclusive right to manufacture the products outside of the Collaboration Territory. For a period that will not be longer than two years commencing on approval of commercial-scale manufacturing of each developed product (the “Exclusivity Period”), SunPower will have the exclusive right to sell, and we will have the exclusive right to supply, each developed product in specified markets. For one year after the Exclusivity Period for each developed product, neither party will be permitted to enter into an exclusive supply relationship with a third party for the relevant developed product within those markets. In addition, after the Exclusivity Period, if either party intends to enter into a supply agreement for the developed product, the other party has a right of first offer or refusal. Any new intellectual property arising from the agreement will be owned by us, subject to a sole license to SunPower within the Collaboration Territory during the Exclusivity Period, and which will become non-exclusive after the Exclusivity Period. During fiscal year 2020, we recorded a net amount of $10.8 million that we reimbursed SunPower under the product collaboration agreement.
Supply Agreement
In connection with the Spin-off, we entered into a supply agreement pursuant to which we will supply SunPower with certain products (the “Supply Agreement”), including solar cells and panels, for use in residential and commercial solar applications in the Domestic Territory (as defined in the Supply Agreement). The Supply Agreement has a two-year term, subject to customary early termination provisions triggered by a breach of the other party (with or without the right to cure depending on the breach) and insolvency events affecting the other party. In addition, the parties must attempt to negotiate an extension or replacement of the Supply agreement prior to the end of the initial term, but neither party is obligated to agree to any such extension or replacement. Under the Supply Agreement, SunPower is required to purchase, and we are required to supply, certain minimum volumes of products during each calendar quarter of the term. The minimum volumes are specifically enumerated in 2020 for different types of products, and for each subsequent period, are established based on SunPower’s forecasted requirements, subject to certain limitations. The parties are subject to reciprocal penalties for failing to purchase or supply, as applicable, the minimum product volumes.

The Supply Agreement also includes reciprocal exclusivity provisions that, subject to certain exceptions, prohibits SunPower from purchasing the products (or competing products) from anyone other than us, and prohibits us from selling such products to anyone other than SunPower. The exclusivity provisions only relate to products for the Domestic Territory. For products designated for installation on a residence or by a third party for the exclusive use of a specific customer, the exclusivity provisions last for two years (or the entire initial term), until August 26, 2022. For products designated for other applications (including multiple-user, community solar products), the exclusivity provisions last for one year, until August 26, 2021. The exclusivity provisions do not apply to off-grid applications, certain portable or mobile small-scale applications (including applications where solar cells are integrated into consumer products), or power plant, front-of-the-meter applications where the electricity generated is sold to a utility or other reseller.
Additionally, the Supply Agreement contains reciprocal non-solicitation provisions with respect to certain of each party’s employees, including those employees who have access to certain confidential information.
In February 2021, we entered into an amendment to the Supply Agreement (the “Amendment to the Supply Agreement”) that updates and amends 2021 volumes and pricing. The Amendment to the Supply Agreement also brings forward the exclusivity term for the Direct Market Segment (as defined in the Supply Agreement) from August 26, 2021 to June 30, 2021 and provides for optional sales by Maxeon and purchases by SunPower of additional product types, including Performance line panels.
The purchase price for each product, subject to certain adjustments, have been fixed for 2020 and 2021 based on the power output (in watts) of the relevant product. For subsequent periods, the purchase price will be set based on a formula and fixed for the covered period, subject to the same adjustments.
Agreements with TZS
Agreements with TZS in Connection with the Huansheng Joint Venture
In 2016 and 2017, SunPower entered into two joint ventures with TZS and other former partners, with Huansheng Photovoltaic (Jiangsu) Co., Ltd. (“Huansheng JV”), which is based in China and focused on sales of Performance line products within China, and SunPower Systems International Limited (“SPSI”), which is based in Hong Kong and focused on international sales. As of January 3, 2021, TZS owns a 77% equity stake and we own a 20% equity stake in Huansheng JV while TZS owns a 20% interest and we own 80% equity stake in SPSI.
In 2020, Huansheng JV made an investment of 42% equity stake of Huansheng New Energy (Jiangsu) Co., Ltd. (“HSNE”), in order to ramp up the manufacturing capacity of Performance line products in China, concurrent with investments by TZS and certain local partners in China. Following capital investment by TZS into HSNE, TZS currently owns 18% of HSNE directly and indirectly through its 77% ownership of Huansheng JV. Through our 20% equity stake of Huansheng JV, our effective ownership of HSNE is 8%.
In February 2021, we and SPSI entered into an offshore master supply agreement with Huansheng JV and HSNE (the “Master Supply Agreement”) pursuant to which we will purchase and Huansheng JV and HSNE will supply us with Performance line products. The Master Supply Agreement provides that the pricing of Performance line products is subject to segmented pricing principles and most favored nation pricing favorable to us, with the specific price and volume to be determined in a quarterly volume commitment letter subject to approvals from our Board.
In February 2021, we and SPSI also entered into an amended and restated business activities framework agreement with Huansheng JV, HSNE, and TZS (the “Amended and Restated Business Activities Framework Agreement”). Under the initial business activities framework agreement entered into in 2017, we have the right, but not the obligation, to take up to 33% of Huansheng JV’s capacity for sale directly into global distributed generation markets outside of China and power plant markets in the United States and Mexico regions, while SPSI has the right, but not the obligation, to take up to 33% of Huansheng JV’s capacity (in addition to the 33% to which we are entitled) for sale into global power plant markets with the exception of China, the United States and Mexico. The Amended and Restated Business Activities Framework Agreement maintains our rights in the initial agreement while also allowing Huansheng JV and HSNE to sell directly into global power plant markets outside of China under their own brand if approved on a case-by-case basis by us or SPSI depending on which entity shares the market with Huansheng JV or HSNE, subject to a royalty payment for our license. In connection with these agreements, we also entered into intellectual property license agreements with Huansheng JV and HSNE.

Huaxia CPV Power Joint Venture
We are also party to a joint venture with TZS and other partners to manufacture and deploy low-concentration photovoltaic concentrator technology in Inner Mongolia and other regions in China, called Huaxia CPV Power Co. Ltd. (“Huaxia CPV”). TZS owns a 40% equity interest in Huaxia CPV, and we own a 25% equity. Huaxia CPV is no longer an active business and is in the process of being wound down.

Hohhot Huanju New Energy Development Co., Ltd.

We were a party to a joint venture with TZS and another partner to develop and operate a large-scale solar power plant in Hohhot, Inner Mongolia, called Hohhot Huanju New Energy Development Co., Ltd. (“Huanju”). We owned a 4.6% equity stake and TZS owned a 61.2% equity stake in Huanju at the time of the Spin-off. Subsequent to the Spin-off, we have disposed our equity stake in Huanju to TZS with a consideration of $3.2 million. Accordingly, we have recorded a gain on disposal of investment of $0.5 million in Others, net in our Consolidated and Combined Statements of Operations.

Agreements with Total
Total Solarization Agreement
In November 2016, SunPower and Total entered into a four-year, up to 200 MW supply agreement to support the solarization of certain Total facilities. This agreement covers the supply of 150 MW of Maxeon 2 panels with an option to purchase up to another 50 MW of Performance line solar panels. In March 2017, SunPower received a prepayment totaling $88.5 million. The prepayment is secured by certain of SunPower’s and Maxeon’s assets located in the Mexico. In August 2020, SunPower, Total and Maxeon signed an assignment and assumption agreement, consent and release whereby SunPower assigned its rights and obligations under the original agreements to us as part of the Spin-off and we agreed with Total and SunPower to make certain commercial amendments to the original agreements. On February 22, 2021, Total, Maxeon and its affiliate SunPower System Sarl entered into a Second Amended and Restated Initial Implementing Agreement (the “Amendment to the Solarization Agreement”) replacing the existing agreement, for the supply to Total, until December 31, 2025, of approximately 70 MW of PV modules (out of the above mentioned 150 MW volume committed by Total). The Amendment to the Solarization Agreement also (i) updates the list of PV modules available for ordering by Total, (ii) amends the pricing conditions (including the price adjustment mechanism of the existing agreement) of certain of those PV modules to reflect PV market-based pricing, (iii) provides the terms for the repayment in 12 installments by Maxeon, between the first quarter of 2023 and the fourth quarter of 2025, of the difference between the $88.5 million prepayment and the actual price of the 150 MW initial volume as at December 31, 2025 once the remaining 70 MW of PV modules will have been fully ordered by Total; and (iv) provides for the release of SunPower System Sarl from the Mexican pledge of its assets upon full repayment of that difference.
As of January 3, 2021, the advance payment from Total was $42.5 million, of which $9.4 million was classified as short-term in our Consolidated and Combined Balance Sheets, based on projected shipment dates.

During fiscal year 2018, in connection with a co-development solar project in Japan among SunPower, Total, and an independent third party, we agreed to supply solar panels under this arrangement, with sales beginning in October 2019 and expected to occur through November 2020.
As of January 3, 2021, we have a payable of $3.1 million that will be paid directly to Total in fiscal year 2021 in connection with obtaining solar module supply for a co-developed solar project in Chile with Total.

7.C.INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.
ITEM 8. FINANCIAL INFORMATION
8.A.CONSOLIDATED AND COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please refer to “Item 18. Financial Statements.”
Legal Proceedings
We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business and in enforcing or defending our intellectual property rights. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are unpredictable and negative outcomes may adversely affect our financial position, liquidity, or results of operations.
In addition, under the Separation and Distribution Agreement we entered into with SunPower in connection with the Spin-off, SunPower has agreed to indemnify us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims are reflected on our historical Consolidated and Combined Balance Sheets as of January 3, 2021. While we expect to suffer no material financial liability because these matters are indemnified, it may drain our resources to cooperate with SunPower to defend these claims and our reputation with key stakeholders may be affected.
8.B.SIGNIFICANT CHANGES
A discussion of significant changes in our business can be found under “Item 4.A. History and Development of the Company”, “Item 4.B. Business Overview” and “Item 5.A. Operating Results—Results of Operations.”
ITEM 9. THE OFFER AND LISTING
9.A.OFFER AND LISTING DETAILS
The ordinary shares of Maxeon are listed on the NASDAQ under the symbol “MAXN”.
9.B.PLAN OF DISTRIBUTION
Not Applicable.
9.C.MARKETS
The ordinary shares of Maxeon are listed on the NASDAQ under the symbol “MAXN” and the ISIN code SGXZ25336314 and CUSIP code Y58473102.
9.D.SELLING SHAREHOLDERS
Not Applicable.
9.E.DILUTION
Not Applicable.
9.F.EXPENSES OF THE ISSUE
Not Applicable.

ITEM 10. ADDITIONAL INFORMATION
10.A.SHARE CAPITAL
Not Applicable.
10.B.MEMORANDUM AND ARTICLES OF ASSOCIATION
The following description of our Constitution is a summary and is qualified by reference to the Constitution, a copy of which will be filed with the SEC. See also “Item 6.C. Board Practices.”
New Shares
Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier of:
•the conclusion of the next annual general meeting;
•the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months of our financial year end); and
•any subsequent revocation or variation of such approval by our shareholders in a general meeting.
Subject to this and the provisions of the Singapore Companies Act, our Constitution and the Shareholders Agreement, all new shares are under the control of the Maxeon Board who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.
Preference Shares
Under the Singapore Companies Act, different classes of shares in a public company may be issued only if (a) the issue of the class or classes of shares is provided for in the constitution of the public company and (b) the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. Our Constitution provides that we may issue shares of a different class with preferential, deferred, qualified or special rights, privileges, conditions or restrictions as the Maxeon Board may determine from time to time provided that the terms of such preference shares are set out in the Constitution, and is approved by special resolution at a general meeting of our shareholders.
We may, subject to the Singapore Companies Act and the prior approval in a general meeting of our shareholders, issue preference shares which are, or at our option, subject to redemption provided that such preference shares may not be redeemed out of capital unless:
•all the directors have made a solvency statement in relation to such redemption; and
•we have lodged a copy of the solvency statement with ACRA.
Further, the shares must be fully paid-up before they are redeemed.
Register of Members
Persons who are registered in our register of members will be recognized as members of the Company with the corresponding rights of members under applicable law and the Constitution. We will not, except as required by applicable law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of that ordinary share. We may close our register of members for any time or times, provided that our register of members may not be closed for more than 30 days in the aggregate in any calendar year. We typically will close our register of members to determine shareholders’ entitlement to receive dividends and other distributions.

Maxeon shares listed and traded on NASDAQ, are held through The Depository Trust Company (“DTC”). Accordingly, DTC or its nominee, Cede & Co., will be the shareholder on record registered in our register of members. The holders of Maxeon shares held in book-entry interests through DTC or its nominee may become a registered shareholder by exchanging its interest in such shares for certificated ordinary shares and being registered in our register of members in respect of such shares. The procedures by which a holder of book-entry interests held through the facilities of the DTC may exchange such interests for certificated ordinary shares are determined by DTC (including the broker, bank, nominee or other institution that holds the shares within DTC) and Computershare, which will act as our transfer agent, in accordance with their internal policies and guidelines regulating the withdrawal and exchange of book-entry interests for certificated ordinary shares.
If (a) the name of any person is without sufficient cause entered in or omitted from the register of members; or (b) default is made or there is unnecessary delay in entering in the register of members the fact of any person having ceased to be a member, the person aggrieved or any member of the company or the company, may apply to the Singapore courts for rectification of the register of members. The Singapore courts may either refuse the application or order rectification of the register of members, and may direct the company to pay any damages sustained by any party to the application. The Singapore courts will not entertain any application for the rectification of a register of members in respect of an entry which was made in the register of members more than 30 years before the date of the application.
Transfer of Ordinary Shares
Subject to applicable securities laws in relevant jurisdictions and our Constitution, our shares are freely transferable, fully paid and are not subject to further capital calls. Shares may be transferred by a duly signed instrument of transfer in any usual or common form or in a form acceptable to our directors and any applicable stock exchange. The Maxeon Board may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence as the directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his or her behalf, the authority of the person to do so. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.
Shareholders who hold Maxeon shares electronically in book-entry form through the facilities of the DTC and that wish to become registered shareholders must contact the broker, bank, nominee or other institution that holds their shares and complete a transfer of these shares from DTC to themselves (by transferring such shares to an account maintained by Computershare, our transfer agent and registrar) according to the procedures established by DTC, such broker, bank, nominee or other institution and Computershare.
Election and Re-election of Directors
Under our Constitution, our shareholders by ordinary resolution, or the Maxeon Board, may appoint any person to be a director as an additional director or to fill a casual vacancy, provided that any person so appointed by the Maxeon Board shall hold office only until the next annual general meeting, and shall then be eligible for re-election.
Shareholders’ Meetings
We are required to hold an annual general meeting within six months after the end of each financial year. Our previous financial year ended on January 3, 2021 and subsequent financial years will end on the last day of a period of 12 months after the end of the previous financial year. The Maxeon Board may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the paid-up shares as at the date of deposit carries the right to vote at general meetings (disregarding paid-up capital held as treasury shares). In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders. The Singapore Companies Act requires not less than:
•14 days’ written notice to be given by us of a general meeting to pass an ordinary resolution; and

•21 days’ written notice to be given by us of a general meeting to pass a special resolution, to every member. Our Constitution further provides that in computing the notice period, both the day on which the notice is served, or deemed to be served, and the day on which the meeting is to be held shall be excluded.
The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak on any resolution put before the general meeting. Unless otherwise required by law or by our Constitution, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a simple majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than three-fourths of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our Constitution.
Voting Rights
Voting at any meeting of shareholders is by a show of hands unless a poll is required by the rules and regulations of any applicable stock exchange or duly demanded before or on the declaration of the result of the show of hands. If voting is by a show of hands, every shareholder who is entitled to vote and who is present in person or by proxy at the meeting has one vote. On a poll, every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by such shareholder or which such shareholder represents. Proxies need not be shareholders.
Only those shareholders who are registered in our register of members will be entitled to vote at any meeting of shareholders. Where our shares are held through the facilities of the DTC, DTC will grant an omnibus proxy to DTC participants holding Maxeon shares in book-entry form through a broker, bank, nominee, or other institution that is a direct or indirect participant of DTC. Such shareholders will have the right to instruct their broker, bank, nominee or other institution holding these shares on how to vote such shares by completing the voting instruction form provided by the applicable broker, bank, nominee, or other institution. Whether voting is by a show of hands or by a poll, DTC’s vote will be voted by the chairman of the meeting according to the results of the votes of the DTC participants (which results will reflect the instructions received from shareholders that own Maxeon shares electronically in book-entry form). In the case of a tie vote, the chairman of the meeting shall be entitled to a casting vote.
Dividends
All of our shareholders have the right to participate in any dividends. We have no current plans to pay annual or semi-annual cash dividends. However, although we have no plan to do so, in the event that we divest a portion of, or our entire equity interest in, any of our businesses, we may distribute such cash proceeds or declare a distribution-in-kind of shares in our businesses. Under Singapore law, no dividend may be paid except out of profits. Any dividends would be limited by the amount of available distributable reserves, which, under Singapore law, will be assessed on the basis of our standalone unconsolidated accounts (which will be based upon the Singapore Financial Reporting Standards (International)). We expect that the opening balance of our retained earnings in such financials will be zero. However, under Singapore law, it is possible to effect a capital reduction exercise to return cash and/or assets to our shareholders. The completion of a capital reduction exercise can be effected in several ways, including by a special resolution of shareholders and the signing of a solvency statement by the directors and pursuant to such other conditions as set out in the Singapore Companies Act or pursuant to the approval of the Singapore Courts, and we may not be successful in our attempts to obtain such approval.
Additionally, because we are a holding company, our ability to pay cash dividends, or declare a distribution-in-kind of the ordinary shares of any of our businesses, may be limited by restrictions on our ability to obtain sufficient funds through dividends from our businesses, including restrictions under the terms of the agreements governing the indebtedness of our businesses. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Maxeon Board and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves and any other factors deemed relevant by the Maxeon Board. Generally, a final dividend is declared out of profits disclosed by the accounts presented to the annual general meeting, and requires approval of our shareholders. However, the Maxeon Board may declare interim dividends without approval of our shareholders.
Bonus and Rights Issues
In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as fully paid bonus shares to the shareholders in proportion to their shareholdings.
Singapore Code on Take-Overs and Mergers
The Singapore Code on Take-overs and Mergers (the “Singapore Take-overs Code”) regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies with more than 50 shareholders and net tangible assets of S$5.0 million or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on the person’s own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on the person’s own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council of Singapore, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-overs Code. Responsibility for ensuring compliance with the Singapore Take-overs Code rests with parties (including company directors) to a take-over or merger and their advisors.
Under the Singapore Take-overs Code, “parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They include:
•a company and its parent company, subsidiaries or fellow subsidiaries (together, the related companies), the associated companies of any of the company and its related companies, companies whose associated companies include any of these companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;
•a company and its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);
•a company and its pension funds and employee share schemes;
•a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;
•a financial or other professional advisor, including a stockbroker, and its clients in respect of shares held by the advisor and persons controlling, controlled by or under the same control as the advisor;
•directors of a company (together with their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;
•partners; and
•an individual and such person’s close relatives, related trusts, any person who is accustomed to act in accordance with such person’s instructions and companies controlled by the individual, such person’s close relatives, related trusts or any person who is accustomed to act in accordance with such person’s instructions and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

Subject to certain exceptions, a mandatory take-over offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months prior to its commencement.
Under the Singapore Take-overs Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. In the case where our company has more than one class of equity share capital, a comparable take-over offer must be made for each class of shares in accordance with the Singapore Take-overs Code and the Securities Industry Council of Singapore should be consulted in advance in such cases. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to enable them to make an informed decision on the offer. These legal requirements may impede or delay a take-over of our company by a third party.
The Singapore Take-overs Code generally provides that the board of directors of the offeree company should bring an offer to its shareholders in accordance with the Singapore Take-overs Code and refrain from an action which will deny the shareholders from the possibility to decide on the offer.
On January 30, 2020, the Securities Industry Council of Singapore waived application of the Singapore Take-overs Code to us, subject to certain conditions. Pursuant to the waiver, for as long as we are not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the Tier 1 Exemption is available and the offeror relies on the Tier 1 Exemption to avoid full compliance with the tender offer rules promulgated under the Exchange Act, the Singapore Take-overs Code shall not apply to us. In connection with receipt of the waiver, the SunPower Board submitted to the Securities Industry Council of Singapore a written confirmation to the effect that it is in the interests of SunPower shareholders who will become holders of Maxeon shares as a result of the Spin-off that a waiver of the provisions of the Singapore Take-overs Code is obtained.
Liquidation or Other Return of Capital
On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares and preferential rights under law, holders of shares will be entitled to participate in any surplus assets in proportion to their shareholdings.
Limitations on Rights to Hold or Vote Ordinary Shares
Except as discussed above under “—Singapore Code on Take-overs and Mergers,” there are no limitations imposed by the laws of Singapore or by our Constitution on the right of non-resident shareholders to hold or vote with respect to ordinary shares, nor does our Constitution discriminate against any existing or prospective shareholder as a result of such shareholder owning a substantial number of Maxeon shares.
Limitations of Liability and Indemnification Matters
Pursuant to the Singapore Companies Act, any provision (whether in the constitution, a contract with the company or otherwise) that purports to exempt or indemnify the officers of a company (including directors) (to any extent) against any liability which by law would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust, of which they may be guilty in relation to the company is void. However, the Singapore Companies Act specifically provides that we are allowed to:
•purchase and maintain for any officer insurance against any liability which by law would otherwise attach to such officer in respect of any negligence, default, breach of duty or breach of trust of which such officer may be guilty in relation to us;
•indemnify any officer against liability incurred by the officer to a person other than the company, except when the indemnity is against: (a) any liability of the officer to pay: (i) a fine in criminal proceedings; or (ii) a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or; (b) any liability incurred by the officer: (i) in defending criminal proceedings in which the officer is convicted; (ii) in defending civil proceedings brought by the company or a related company in which judgment is given against the officer; or (iii) in connection with an application for relief under Sections 76A(13) or 391 of the Singapore Companies Act in which the court refuses to grant the officer relief;
•indemnify any auditor against any liability incurred or to be incurred by such auditor in defending any proceedings (whether civil or criminal) in which judgment is given in such auditor’s favor or in which such auditor is acquitted; or
•indemnify any auditor against any liability incurred or to be incurred by such auditor in connection with any application under Sections 76A(13) or 391 of the Singapore Companies Act in which relief is granted to such auditor by the court.
Our Constitution provides that, subject to the provisions of the Singapore Companies Act and any other applicable law, every director, chief executive officer, auditor, secretary or other officer of our company shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him or her in the execution and discharge of his or her duties or in relation thereto and in particular and without prejudice to the generality of the foregoing, no director, secretary or other officer of our company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen to or be incurred by our company in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.
The limitation of liability and indemnification provisions in our Constitution may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.
10.C.MATERIAL CONTRACTS
For information concerning our material contracts, see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 7.B. Related Party Transactions.”
10.D.EXCHANGE CONTROLS
There are currently no exchange control restrictions in effect in Singapore.
10.E.TAXATION
The following summary of the U.S. federal income tax and Singapore tax consequences of receipt, ownership and disposition of our shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this registration statement. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the descriptions and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of our shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of our shares. Each prospective holder is urged to consult its own tax advisor as to the particular tax consequences to such holder of the receipt, disposition and ownership of our shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this registration statement, and of any actual changes in applicable tax laws after such date.
Material U.S. Federal Income Tax Considerations
The following summarizes certain U.S. federal income tax considerations to U.S. Holders (as defined below), of owning and disposing of our shares, as well as certain considerations relating to the Spin-off. This summary applies only to U.S. Holders that hold our shares as capital assets (generally, property held for investment).
This summary is based on the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete description of the consequences of the transactions described in this registration statement, nor does it address the application of estate, gift or non-income U.S. federal tax laws, the Medicare tax on net investment income or any state, local or foreign tax laws. The tax treatment of a holder of our shares may vary depending upon that holder’s particular situation. Moreover, this summary does not address certain holders that may be subject to special rules not discussed below, such as (but not limited to):
•persons that are not U.S. Holders (as defined below);
•persons that are subject to alternative minimum taxes;
•insurance companies;
•tax-exempt entities;
•banks and other financial institutions;
•real estate investment companies and regulated investment companies;
•U.S. expatriates;
•broker-dealers;
•partnerships (or other entities classified as partnerships for U.S. federal income tax purposes) and other pass-through entities and persons that hold our shares through partnerships (or other entities classified as pass-through entities for U.S. federal income tax purposes);
•a U.S. Holder that owns shares through a non-U.S. broker or other non-U.S. intermediary;
•holders whose functional currency is not the U.S. dollar;
•persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
•persons owning our shares in connection with a trade or business conducted outside of the United States;
•traders in securities that elect to apply a mark-to-market method of accounting, holders that hold our shares as part of a “hedge,” “straddle,” “conversion,” or other risk reduction transaction for U.S. federal income tax purposes; and
•individuals who receive our shares upon the exercise of compensatory options or otherwise as compensation.
Moreover, no advance rulings have been or will be sought from the U.S. Internal Revenue Service (the “IRS”) regarding any matter discussed in this registration statement.

U.S. Holders and prospective investors should consult their tax advisors regarding the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, non U.S. and other tax consequences to them of the receipt, ownership and disposition of our shares.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of our shares that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds our shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our shares, you should consult your tax advisor.
Tax Matters in Connection with the Spin-off
SunPower received a Tax Opinion providing that the distribution of Maxeon shares should not result in any recognition of gain or loss for U.S. federal income tax as to (and no amount should be includible in the income of) SunPower shareholders. The Tax Opinion is subject to qualifications and limitations. See “Item 3.D. Risk Factors—Risks Related to the Separation from SunPower.” In connection with the Spin-off, we have also entered into a tax matters agreement with SunPower, which will restrict us from taking certain actions that could affect the qualification of the distribution as tax-free to SunPower shareholders.
If it were determined that the distribution did not so qualify, we could be required to indemnify SunPower for taxes resulting therefrom. This could occur if, notwithstanding our intentions, we take or fail to take any action we are prohibited from taking or required to take by the terms of the tax matters agreement to preserve the intended tax treatment of the transaction, a representation or covenant we made that serves as the basis for the Tax Opinion is determined to be false or as a result of the application of legal rules that depend in part on facts outside our control. For example, U.S. tax law requires that both SunPower and we continue to remain engaged in our respective active trades and businesses. If we cease to so engage in our active trades and businesses in a manner that causes the distributions under the Spin-off to become taxable, we would be required to indemnify SunPower for any taxes and related costs resulting from our actions. Our indemnification obligations to SunPower in these circumstances are set forth in the tax matters agreement referenced above in “Item 7.B. Related Party Transactions—Agreements with SunPower, TZS and Total in Connection with the Spin-off.” If we are required to indemnify SunPower, we may be subject to substantial liabilities that could materially adversely affect our financial position.
Taxation of Dividends and Other Distributions on the Shares
We have no current plans to pay annual or semi-annual cash dividends (see “Item 10.B. Memorandum and Articles of Association—Dividends.”). If, however, we do pay dividends, the gross amount of any such distribution made to a U.S. Holder with respect to our shares, generally will be includible in income on the day on which the distribution is actually or constructively received by a U.S. Holder as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits. Such dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) from “qualified foreign corporations” generally qualify for a reduced tax rate so long as certain holding period and other requirements are met. Dividends paid on our shares should qualify for the reduced rate if we are treated as a “qualified foreign corporation” by virtue of our stock with respect to which such dividend was paid being readily tradable on NASDAQ. The United States does not currently have a comprehensive income tax treaty with Singapore, therefore, if our shares are not considered to be readily tradable on an established securities market in the United States (such as NASDAQ), we will not be treated as a “qualified foreign corporation” and dividends with respect to our shares will not qualify for the reduced rate.
Dividends on our shares received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes and generally will be treated as “passive category income” for U.S. foreign tax credit purposes.
U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of the ownership and disposition of our shares under the laws of the United States (federal, state and local) or any other relevant taxation jurisdiction.
Taxation of Dispositions of the Shares
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our shares in an amount equal to the difference between the amount realized on such sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in our shares. The initial tax basis of our shares to a U.S. Holder that received such shares in the distribution generally will equal only a portion of the tax basis that such U.S. Holder had in the SunPower shares upon which our shares were distributed (or the fair market value (in U.S. dollars) of such shares on the distribution date if the distribution fails to qualify for Section 355 treatment). Such gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale or disposition, such shares were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source gain or loss, as the case may be for foreign tax credit purposes.
Passive Foreign Investment Company
In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a non-passive asset to the extent attributable to our nonpassive income
Based on our income and assets, and the value of our shares, we do not believe we were a PFIC for the taxable year ended January 3, 2021 and do not anticipate being a PFIC for our current taxable year or in the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our shares, the U.S. Holder will generally be subject to imputed interest taxes, characterization of any gain from the sale or exchange of our shares as ordinary income, and other disadvantageous tax treatment with respect to our shares unless the U.S. Holder makes a mark-to-market election (as described below). Further, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our shares, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter. We anticipate that our shares should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our shares makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our shares held at the end of the taxable year over the adjusted tax basis of such shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our shares over the fair market value of such shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such U.S. Holder recognizes upon the sale or other disposition of our shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held our shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such shares (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such shares. Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
If a U.S. Holder owns our shares during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our shares, including reporting on IRS Form 8621.
Each U.S. Holder should consult its tax advisor concerning the U.S. federal income tax consequences of receiving, holding, and disposing of our shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.
Treatment of Maxeon as a U.S. Company for U.S. Federal Income Tax Purposes
Under current U.S. federal income tax law, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Thus, as a corporation organized under the laws of Singapore, we expect to be classified as a non-U.S. corporation (and therefore a non-U.S. tax resident) for U.S. federal income tax purposes. In certain circumstances, however, Section 7874 of the Code may cause a corporation organized outside the United States to be treated as a U.S. corporation (and, therefore, taxable in the United States) unless one or more exceptions apply. The application of Section 7874 of the Code and its various exceptions is complex and subject to factual and legal uncertainties, with respect to some of which the IRS has yet to issue guidance. Moreover, changes to Section 7874 of the Code or the U.S. Treasury regulations promulgated thereunder (or other relevant provisions of U.S. federal income tax law), which may be given prospective or retroactive effect, could adversely affect our status as a non-U.S. corporation for U.S. federal income tax purposes. As a result, there can be no assurance that the IRS will agree with the position that we should not be treated as a U.S. corporation for U.S. federal income tax purposes; however, we expect that Section 7874 of the Code will not apply to treat us as a U.S.-resident corporation for U.S. federal income tax purposes. The foregoing discussion assumes that we are not treated as a U.S. corporation for U.S. federal income tax purposes.
If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we would be subject to U.S. corporate income tax on our worldwide income and the income of our non-U.S. subsidiaries would be subject to U.S. tax when deemed recognized under the U.S. federal income tax rules for controlled foreign subsidiaries. The gross amount of any dividends paid by us to a non-U.S. shareholder would be subject to U.S. withholding tax at a rate of 30% unless the non-U.S. shareholder were to be eligible for an exemption or reduced withholding rate under an applicable income tax treaty. However, the application of income tax treaties and relief thereunder to foreign corporations re-characterized as U.S. corporations pursuant to Section 7874 of the Code is subject to substantial uncertainty. In the event Section 7874 were to apply to an investment in our shares, non-U.S. investors in our shares should consult their advisors as to the potential application of any income tax treaty provisions to income received with respect to our shares. Also, in the event we were to be re-characterized as a U.S. corporation under Section 7874 of the Code, dividends paid by us to a U.S. Holder would be subject to U.S. reporting and backup withholding requirements as if we were a U.S. corporation.
Material Singapore Tax Considerations
The following discussion is a summary of Singapore income tax, goods and services tax (“GST”) and stamp duty considerations relevant to the acquisition, ownership and disposition of our shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisors as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our shares, taking into account their own particular circumstances. The statements below are based upon the assumption that we are a tax resident in Singapore for Singapore income tax purposes and we (including our subsidiaries) do not own any Singapore residential properties. It is emphasized that neither us nor any other persons involved in this registration statement accepts responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our shares.
Income Taxation Under Singapore Law
Dividends or Other Distributions with Respect to Shares
Singapore does not impose withholding tax on dividend distributions. Under the one-tier corporate tax system, dividends paid by a Singapore tax resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.
Capital Gains upon Disposition of Shares
Under current Singapore tax laws, there is no tax on capital gains while gains of an income nature would be subject to tax at the prevailing corporate income tax rate of 17.0%. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore (“IRAS”) regards as the carrying on of a trade or business in Singapore. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the investor had the intention or purpose of making a profit at the time of acquisition of our shares. However, under Singapore tax laws, there is a temporary safe harbor rule where any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally exempt from tax if immediately prior to the date of the relevant disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months. The safe harbor rule is only applicable if the divesting company, at the time of lodgment of its income tax return in Singapore relating to the period in which the disposal of ordinary shares occurred, provides such information and documentation as may be specified by the IRAS.

Goods and Services Tax
Issuance and transfer of our shares to investors belonging in Singapore is exempt from GST and to investors belonging outside Singapore is zero-rated (i.e., charged at 0% GST). Consequently, investors should not incur any GST on the subscription of our shares. The subsequent disposal of our shares by investors is similarly exempt from GST or zero-rated, as the case may be. Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or transfer of our shares will be subject to GST at the prevailing standard-rate (currently of 7.0%). Similar services rendered contractually to and directly for the benefit of an investor belonging outside Singapore should be zero-rated (i.e., charged at 0% GST) provided that the investor is not physically present in Singapore at the time the services are performed.
Stamp Duty
Where our shares evidenced in certificated forms are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration or market value of our shares, whichever is higher.
Where an instrument of transfer (including electronic documents) is executed outside Singapore, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. An electronic instrument that is executed outside Singapore is considered received in Singapore if (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.
On the basis that any transfer instruments in respect of our shares traded on the NASDAQ are executed outside Singapore through our transfer agent and share registrar in the United States for registration in our branch share register maintained in the United States, no stamp duty would be payable in Singapore on such transfers to the extent that the instruments of transfer (including electronic documents) are not received in Singapore.
As the relevant deeming provisions under Section 60F of the Singapore Stamp Duty Act are quite broad, registered shareholders of our shares may wish to note that electronic document executed outside Singapore may still be deemed to be received in Singapore if the branch records is accessed/retried in Singapore. As it may not be practical to anticipate the circumstances where an instrument may be considered received in Singapore, investors should consult their tax advisors regarding the particular Singapore stamp duty implications for them.
Tax Treaties Regarding Withholding Taxes
There is no comprehensive avoidance of double taxation agreement between the United States and Singapore.
10.F.DIVIDENDS AND PAYING AGENTS
Not Applicable.
10.G.STATEMENT BY EXPERTS
Not Applicable.
10.H.DOCUMENTS ON DISPLAY
We previously filed with the SEC our registration statements on Form F-3 (File No 333-248564), which was declared effective on September 8, 2020. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. You may read any reports or other information that we file through EDGAR system through the SEC’s website on the Internet at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
Our financial statements have been prepared in accordance with GAAP. We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated and combined financial statements prepared in conformity with GAAP.
10.I.SUBSIDIARY INFORMATION
Not Applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The major financing risks faced by us will be managed by our treasury function. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Item 5.B. Liquidity and Capital Resources.” Please also see the information set forth under “Note 12. Derivative Financial Instruments” of our consolidated and combined financial statements and related notes included elsewhere in this Form 20-F.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.DEBT SECURITIES
Not Applicable.
12.B.WARRANTS AND RIGHTS
Not Applicable.
12.C.OTHER SECURITIES
Not Applicable.
12.D.AMERICAN DEPOSITARY SHARES
Not Applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
The Company maintains “disclosure controls and procedures,” as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management is required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure control and procedure also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of January 3, 2021.
Management's Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of January 3, 2021 based on the criteria described in Internal Control-Integrated Framework issued by COSO. Management reviewed the results of its assessment with our Audit Committee.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as of January 3, 2021 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report of this Annual Report on Form 20-F.
Changes in Internal Control over Financial Reporting
During the third quarter of fiscal year 2020, under the supervision and with the participation of our management, we completed our preparations and implementation for a series of changes to our information technology environment, which includes our financial reporting systems, to support the separate financial reporting requirements as a standalone company There were no other changes in our internal control over financial reporting during fiscal year 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.
16.A.AUDIT COMMITTEE AND FINANCIAL EXPERT
Our board of directors has determined that Donald Colvin qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each member of the Audit Committee is an “independent director” as defined in the NASDAQ Marketplace Rules.
16.B.CODE OF ETHICS
Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. Our code of business conduct and ethics is filed as Exhibit 11.1 to this Form 20-F. A copy of our code of business conduct and ethics is also available on our website at https://www.maxeon.com/.

16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees billed by Ernst & Young LLP in United States and Ernst & Young LLP in Singapore, our independent registered public accounting firms, during the period indicated.

Fiscal Year Ended
January 3, 2021
(In thousands)
Audit fees	$640
Audit-related fees(1)	100
Tax fees(2)	125
Others(3)	2,150
$3,015
(1) Relates to the aggregate fees for services with respect to review of interim financial information.
(2) Relates to the aggregate fees for transfer pricing advisory services.
(3) Relates to the aggregate fees billed for services with respect to the Spin-off that included the audit of the combined financial statements for fiscal year ended December 29, 2019 as well as Green Convertible Notes offering and the share lending facilities, of which, $1.2 million was billed to SunPower.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young LLP, our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.
16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable.
16.F.CHANGE IN AUDITOR
On October 14, 2020, the board of directors approved the dismissal of Ernst & Young LLP (EY-US), the United States member firm of Ernst & Young Global Limited (EYG), as our independent registered public accounting firm, effective upon completion of their audits of the combined financial statements of Maxeon Solar Technologies, Pte. Ltd. (now known as Maxeon Solar Technologies, Ltd.) as of and for the fiscal years ended December 29, 2019 and December 30, 2018, and the issuance of their report thereon. Management communicated the board of directors’ decision to EY-US on October 14, 2020.
The report of EY-US on the combined financial statements of Maxeon Solar Technologies, Pte. Ltd. as of and for the fiscal years ended December 29, 2019 and December 30, 2018 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainties, audit scope, or accounting principles.
During fiscal years 2019 and 2018, there were no disagreements (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with EY-US on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY-US, would have caused EY-US to make reference to the subject matter of the disagreements in its report on the combined financial statements of Maxeon Solar Technologies, Pte. Ltd. for such fiscal years.

During fiscal years 2019 and 2018 and subsequent interim period through September 2, 2020, there were no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).
We have provided EY-US with a copy of the foregoing disclosures and requested that EY-US furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made herein, each as required by applicable SEC rules. A copy of EY-US’s letter is attached hereto as Exhibit 15.3.
On October 14, 2020, the board of directors approved the engagement of Ernst & Young LLP (EY-SG), the Singapore member firm of EYG, as our independent registered public accounting firm for fiscal year ending January 3, 2021.
During fiscal years 2019 and 2018 and the subsequent interim period through September 2, 2020, neither we, nor anyone on our behalf consulted with EY-SG, on behalf of us, regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on our combined financial statements, or any matter that was either the subject of a disagreement (as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F). The board of directors’ decision was due solely to the completion of the Spin-off whereby the Company was incorporated in Singapore.
16.G.CORPORATE GOVERNANCE
We are subject to NASDAQ corporate governance standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Singapore, which is our home country, may differ significantly from NASDAQ corporate governance standards. Other than the home country practice described in the section “Item 6.C Board Practices—Corporate Governance Differences”, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NASDAQ listing rules. See “Item 3.D Risk Factors—Risks Related to the Ownership of Our Shares— As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements applicable to domestic issuers.”
16.H.MINE SAFETY DISCLOSURE
Not Applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Maxeon are included at the end of this annual report.
ITEM 19. EXHIBITS
We have filed the following documents as exhibits to this Form 20-F:

Exhibit Number	Description
1.1	Maxeon Solar Technologies, Ltd.’s Constitution (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

2.1
Form of Specimen Share Certificate for Maxeon Solar Technologies, Ltd.’s Ordinary Shares (incorporated by reference to Exhibit 2.1 from our registration statement on Amendment No. 2 to Form 20-F (File No. 001-39368) filed with the SEC on July 1, 2020)

2.2
Separation and Distribution Agreement, dated November 8, 2019, by and between SunPower Corporation and Maxeon Solar Technologies, Pte. Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower Corporation on November 12, 2019)

2.3
Registration Rights Agreement, dated August 26, 2020, by and among Maxeon Solar Technologies, Ltd., Zhonghuan Singapore Investment and Development Pte. Ltd., Total Gaz Electricité Holdings France SAS and Total Solar INTL SA (incorporated by reference to Exhibit 99.10 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

2.4
Shareholders Agreement, dated August 26, 2020, by and among Maxeon Solar Technologies, Ltd., Zhonghuan Singapore Investment and Development Pte. Ltd., Total Gaz Electricité Holdings France SAS and Total Solar INTL SAS (incorporated by reference to Exhibit 99.11 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

2.5
Indenture, dated as of July 17, 2020, between Maxeon Solar Technologies, Ltd. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

2.6
Form of Global Note, representing Maxeon Solar Technologies, Ltd.’s 6.50% Green Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.1
Tax Matters Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.2
Employee Matters Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.3 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.3
Transition Services Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.4 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.4
Supply Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.5 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.5
Back-to-Back Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.6 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.6
Brand Framework Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.7 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.7
Cross-License Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.8 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.8
Collaboration Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.9 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.9
Investment Agreement, dated November 8, 2019, among SunPower Corporation, Maxeon Solar Technologies, Pte. Ltd., Tianjin Zhonghuan Semiconductor Co., Ltd. and, for the limited purposes set forth therein, Total Solar INTL SAS (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower Corporation on November 12, 2019)

4.10
Consent and Waiver Relating to Replacement Financing and Certain Other Matters, dated July 9, 2020, among SunPower Corporation, Maxeon Solar Technologies, Pte. Ltd. and Tianjin Zhonghuan Semiconductor Co., Ltd.† (incorporated by reference to Exhibit 4.10 from our registration statement on Amendment No. 2 to Form 20-F (File No. 001-39368) filed with the SEC on July 31, 2020)

4.11
Side Letter, dated July 31, 2020, among SunPower Corporation, Maxeon Solar Technologies, Ltd. and Tianjin Zhonghuan Semiconductor Co., Ltd. (incorporated by reference to Exhibit 4.11 from our registration statement on Amendment No. 2 to Form 20-F (File No. 001-39368) filed with the SEC on July 31, 2020)

4.12
Prepaid Forward Share Purchase Confirmation, dated as of July 17, 2020, by and between Maxeon Solar Technologies, Ltd. and Merrill Lynch International (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.13
Physical Delivery Forward Confirmation, dated as of July 17, 2020, by and between Maxeon Solar Technologies, Ltd. and Merrill Lynch International (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.14
Common Terms Agreement, dated as of July 14, 2020, by and among Maxeon Solar Technologies, Ltd. and SunPower Philippines Manufacturing Ltd., as Borrowers, Maxeon Solar Technologies, Ltd., SunPower Systems Sarl, SunPower Energy Solutions France S.A.S. and SunPower Corporation Mexico S. de R.L. de C.V. as Guarantors, the Lenders party thereto and DBS Bank Ltd. as Intercreditor Agent, Facility Agent and Security Agent (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.15
Term Facility Agreement, dated as of July 14, 2020, by and between Maxeon Solar Technologies, Ltd. and DBS Bank Ltd., as Facility Agent (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.16
SunPower Philippines Facility Agreement, dated as of July 14, 2020, by and among SunPower Philippines Manufacturing Ltd., as the Borrower, the Lenders party thereto and DBS Bank Ltd. as the Facility Agent (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.17
Working Capital Facility Agreement, dated as of July 14, 2020, by and among Maxeon Solar Technologies, Ltd., as the Borrower, the Lenders party thereto, and DBS Bank Ltd. as the Facility Agent (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.18	First Amendment to Supply Agreement, dated as of February 25, 2021, by and between, SunPower Corporation, and Maxeon Solar Technologies, Ltd.

4.19
P-Series Products Offshore Master Supply Agreement, dated as of February 8, 2021, by and among Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng New Energy (Jiangsu) Co., Ltd, Maxeon Solar Technologies, Ltd, and SunPower Systems International Limited

4.20
Business Activities Framework Agreement, dated as of February 8, 2021, by and among Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng New Energy (Jiangsu) Co., Ltd, Maxeon Solar Technologies, Ltd, Tianjin Zhonghuan Semiconductor Co., Ltd, and SunPower Systems International Limited

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP

15.2*	Consent of Ernst & Young LLP

15.3*	Letter of Ernst & Young LLP dated April 6, 2021

101	Financial information from registrant formatted in Inline eXtensible Business Reporting Language (XBRL)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith.
**Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ Jeffrey W. Waters
Name: Jeffrey W. Waters
Title: Director and Chief Executive Officer

Date:  April 6, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Maxeon Solar Technologies, Ltd. (the Company) as of January 3, 2021, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for the year in the period ended January 3, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 3, 2021, and the results of its operations and its cash flows for the year in the period ended January 3, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 3, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 6, 2021 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Warranty Valuation

Description of the Matter	As discussed in Notes 2 and 9 to the consolidated financial statements, The Company provides a 25-year standard warranty for its products to cover defects in materials and workmanship. The Company’s warranty reserves, which totaled $31 million as of January 3, 2021, are computed using a statistical model that incorporates assumptions and data based on management’s best estimate of expected costs that could result from these warranties which includes, historical warranty claims, results of accelerated lab testing, and industry data for similar products.

Auditing the Company's warranty accrual involved a high degree of subjectivity due to significant measurement uncertainty associated with the estimate given the relatively short period of available historical data in relation to the future warranty period, and the sensitivity of the Company’s estimation of required reserves to changes in significant assumptions, including management’s projection of future failure rates and expected product repair or replacement costs.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s internal controls over the warranty reserve process. This included controls over the development and review of the significant assumptions and data underlying the warranty reserve computation.
Our audit procedures included, among others, evaluating the significant assumptions used by the Company in estimating warranty reserve. We assessed the historical accuracy of management's estimates, obtained support to evaluate repair or replacement cost estimates and failure rate assumptions, and performed sensitivity analysis to evaluate the effect of potential changes in assumptions that were most significant to the estimate. We also involved specialists to assist in the evaluation of the methodology applied, including the recalculation of management’s assumptions, within the accepted range of the Company’s statistical model.

Reserve on excess and obsolete inventories

Description of the Matter	The Company’s net inventories totaled $169 million as of January 3, 2021, which includes $5 million of inventory reserves. As explained in Note 2 to the consolidated financial statements, the Company computes inventory cost on a first-in, first-out basis, and applies judgment in determining the realizability and the valuation of inventories. Excess and obsolete inventory is written down to its estimated net realizable value if less than cost. The determination of the net realizable value associated with the eventual disposition of inventory involves significant judgments that consider a number of factors affected by market and economic conditions outside of the Company’s control. In particular, the significant assumptions applied are sensitive to the expected demand for the Company’s products in relation to industry supply and demand and competitive pricing environments. These assumptions may be impacted by unforeseen changes in government mandates and in the availability and size of economic incentives that impact solar and other renewable energy products.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s internal controls over the inventory valuation process. This included controls over the determination and calculation of the inventory’s expected lower of cost or net realizable value, including related estimated selling prices, and the Company’s excess and obsolete inventory reserve process, including the determination of product demand forecasts and how factors outside of the Company’s control might affect management’s judgment related to the valuation of excess and obsolete inventory.

Our substantive audit procedures included, among others, evaluating the significant assumptions, including the Company’s estimated selling prices and product demand forecasts, and testing the underlying data used in management’s inventory valuation assessment. We evaluated inventory levels compared to forecasted product demand, historical sales and specific product considerations. We also compared the demand forecast to business plans and previous forecasts to actual results and industry and economic trends to evaluate management’s estimates and performed sensitivity analysis to evaluate the effect of potential changes in assumptions that were most significant to the inventory valuation.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2020.
Singapore
April 6, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Opinion on the Financial Statements
We have audited the accompanying combined balance sheet of Maxeon Solar Technologies, Pte. Ltd. (the Company) as of December 29, 2019, the related combined statements of operations, comprehensive loss, equity, and cash flows for each of the two years in the period ended December 29, 2019, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 29, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 29, 2019 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
We served as the Company’s auditor from 2019 to 2020.
San Jose, California
May 11, 2020, except for Note 15, as to which the date is April 6, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Maxeon Solar Technologies, Ltd.’s internal control over financial reporting as of January 3, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Maxeon Solar Technologies, Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 3, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of January 3, 2021, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for the year in the period ended January 3, 2021, and the related notes and our report dated April 6, 2021 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Singapore
April 6, 2021

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED BALANCE SHEETS
(In thousands, except for shares data)

	January 3, 2021	December 29, 2019
Assets
Current assets
Cash and cash equivalents	$206,744	$120,956
Restricted short-term marketable securities	1,359	6,187
Accounts receivable, net(1)	76,702	150,365
Inventories	169,240	194,852
Advances to supplier, current portion	43,680	107,388
Prepaid expenses and other current assets(1)	49,470	38,369
Total current assets	$547,195	$618,117
Property, plant and equipment, net	246,908	281,200
Operating lease right of use assets	13,482	18,759
Intangible assets, net	456	5,092
Advances to supplier, net of current portion	49,228	13,993
Other long-term assets(1)	123,074	53,050
Total assets	$980,343	$990,211
Liabilities and Equity
Current liabilities
Accounts payable(1)	$159,184	$286,464
Accrued liabilities(1)	77,307	92,570
Contract liabilities, current portion(1)	20,756	78,939
Short-term debt	48,421	60,383
Operating lease liabilities, current portion	2,464	2,365
Total current liabilities	$308,132	$520,721
Long-term debt	962	1,487
Contract liabilities, net of current portion(1)	33,075	35,616
Operating lease liabilities, net of current portion	12,064	18,338
Convertible debt	135,071	—
Other long-term liabilities	51,752	46,526
Total liabilities	$541,056	$622,688
Commitments and contingencies (Note 9)
Equity
Common stock, no par value (33,995,116 issued and outstanding at January 3, 2021)	$—	$—
Net parent investment(1)	—	369,837
Additional paid-in capital	451,474	—
Accumulated deficit	(8,441)	—
Accumulated other comprehensive loss	(10,391)	(7,618)
Equity attributable to the Company	432,642	362,219
Noncontrolling interests	6,645	5,304
Total equity	439,287	367,523
Total liabilities and equity	$980,343	$990,211
(1)We have related-party balances for transactions with Tianjin Zhonghuan Semiconductor Co., Ltd, SunPower Corporation (“SunPower”) and Total S.A. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party balances are recorded within the “Accounts receivable, net,” “Accounts payable,” “Accrued liabilities,” “Prepaid expenses and other current assets,” “Other long-term assets,” “Contract liabilities, current portion,” “Contract liabilities, net of current portion,” and “Net parent investment” financial statement line items in our Consolidated and Combined Balance Sheets (see Note 3, Note 4, Note 6 and Note 10).
The accompanying notes are an integral part of these consolidated and combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Revenue(1)	$844,836	$1,198,301	$912,313
Cost of revenue(1)	854,617	1,200,610	1,007,474
Impairment of manufacturing assets	—	—	354,768
Gross loss	(9,781)	(2,309)	(449,929)
Operating expenses
Research and development	34,194	36,997	50,031
Sales, general and administrative(1)	86,202	96,857	82,041
Restructuring (benefits) charges	—	(517)	7,766
Total operating expenses	120,396	133,337	139,838
Operating loss	(130,177)	(135,646)	(589,767)
Other income (expense), net
Interest expense(1)	(31,859)	(25,831)	(25,889)
Other, net	36,349	(1,961)	13,469
Other income (expense), net	4,490	(27,792)	(12,420)
Loss before income taxes and equity in losses of unconsolidated investees	(125,687)	(163,438)	(602,187)
(Provision for) benefit from income taxes	(12,127)	(10,122)	1,050
Equity in losses of unconsolidated investees	(3,198)	(5,342)	(2,943)
Net loss	(141,012)	(178,902)	(604,080)
Net (income) loss attributable to noncontrolling interests	(1,619)	(4,157)	266
Net loss attributable to stockholders	$(142,631)	$(183,059)	$(603,814)

Loss per share:
Basic and diluted	$(5.82)	$(8.61)	$(28.39)

Weighted average shares used in loss per share computation:
Basic and diluted	24,502	21,265	21,265
(1)We have related-party transactions with SunPower and Total S.A. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party transactions are recorded within the “Revenue,” “Cost of revenue,” “Operating expenses: Sales, general and administrative,” and “Other expense, net: Interest expense” financial statement line items in our Consolidated and Combined Statements of Operations (see Note 3, Note 4 and Note 10).
The accompanying notes are an integral part of these consolidated and combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Net loss	$(141,012)	$(178,902)	$(604,080)
Components of other comprehensive loss, net of taxes
Currency translation adjustment	(3,818)	(654)	(3,454)
Net gain (loss) in derivatives (Note 12)	782	(1,094)	397
Net gain (loss) on long-term pension liability adjustment	263	(1,862)	1,628
Total other comprehensive loss	(2,773)	(3,610)	(1,429)
Total comprehensive loss	(143,785)	(182,512)	(605,509)
Comprehensive (income) loss attributable to noncontrolling interests	(1,619)	(4,157)	266
Comprehensive loss attributable to stockholders	$(145,404)	$(186,669)	$(605,243)
The accompanying notes are an integral part of these consolidated and combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY
(In thousands, except for shares data)

	Shares	Amount	Additional paid-in Capital	Net Parent Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 31, 2017	—	$—	$—	$845,382	$—	$(2,579)	$842,803	$1,413	$844,216
Net loss	—	—	—	(603,814)	—	—	(603,814)	(266)	(604,080)
Other comprehensive loss	—	—	—	—	—	(1,429)	(1,429)	—	(1,429)
Net parent contribution	—	—	—	196,641	—	—	196,641	—	196,641
Balance at December 30, 2018	—	$—	$—	$438,209	$—	$(4,008)	$434,201	$1,147	$435,348
Net (loss) income	—	—	—	(183,059)	—	—	(183,059)	4,157	(178,902)
Other comprehensive loss	—	—	—	—	—	(3,610)	(3,610)	—	(3,610)
Net parent contribution	—	—	—	114,687	—	—	114,687	—	114,687
Balance at December 29, 2019	—	$—	$—	$369,837	$—	$(7,618)	$362,219	$5,304	367,523
Net (loss) income	—	—	—	(134,190)	(8,441)	—	(142,631)	1,619	(141,012)
Issuance of common stock, net of issuance cost	8,933,007	—	297,541	—	—	—	297,541	—	297,541
Issuance of Physical Delivery Forward	3,796,867	—	58,466	—	—	—	58,466	—	58,466
Reclassification of Physical Delivery Forward	—	—	(64,089)	—	—	—	(64,089)	—	(64,089)
Issuance of convertible debt, net of issuance cost	—	—	52,189	—	—	—	52,189	—	52,189
Conversion of Net parent investment into common stock, net of issuance cost	21,265,242	—	105,285	(106,061)	—	—	(776)	—	(776)
Distribution to noncontrolling interests	—	—	—	—	—	—	—	(278)	(278)
Recognition of share-based compensation	—	—	2,082	—	—	—	2,082	—	2,082
Other comprehensive loss	—	—	—	—	—	(2,773)	(2,773)	—	(2,773)
Net parent distribution	—	—	—	(129,586)	—	—	(129,586)	—	(129,586)
Balance at January 3, 2021	33,995,116	$—	$451,474	$—	$(8,441)	$(10,391)	$432,642	$6,645	$439,287
The accompanying notes are an integral part of these consolidated and combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Cash flows from operating activities
Net loss	$(141,012)	$(178,902)	$(604,080)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	47,328	53,448	82,894
Stock-based compensation	7,250	7,135	8,580
Non-cash interest expense	19,851	23,841	24,035
Equity in losses of unconsolidated investees	3,198	5,342	2,943
Gain on retirement of property, plant and equipment	(641)	—	—
Deferred income taxes	(1,330)	804	(2,243)
Gain on equity investments	(1,822)	—	—
Remeasurement gain on Physical Delivery Forward and Prepaid Forward	(38,236)	—	—
Impairment of property, plant and equipment	—	—	367,859
Gain from contractual obligations satisfied with inventory	—	—	(11,419)
Other, net	3,078	249	1,024
Changes in operating assets and liabilities
Accounts receivable	71,231	(77,830)	(32,540)
Contract assets	(1,806)	264	1,243
Inventories	25,212	28,415	18,076
Prepaid expenses and other assets	(5,590)	960	16,608
Operating lease right-of-use assets	2,264	2,449	—
Advances to suppliers	28,473	50,163	44,444
Accounts payable and other accrued liabilities	(143,462)	53,451	(75,483)
Contract liabilities	(61,344)	6,460	1,236
Operating lease liabilities	(1,804)	(2,589)	—
Net cash used in operating activities	(189,162)	(26,340)	(156,823)
Cash flows from investing activities
Purchases of property, plant and equipment	(27,689)	(41,905)	(39,621)
Proceeds from disposal of short-term investments	6,572	—	—
Purchase of short-term investments	(1,340)	—	—
Proceeds from sale of assets	1,283	265	—
Purchases of intangibles	—	(231)	—
Installment payment for acquisition of subsidiary	(30,000)	—	—
Proceeds from sale of unconsolidated investee	3,220	—	—

	Fiscal Year Ended
	January 3, 2021	December 29, 2019	December 30, 2018
Proceeds from dividends and partial return of capital by an unconsolidated investee	2,462	—	—
Cash paid for equity method investments	—	—	(13,348)
Net cash used in investing activities	(45,492)	(41,871)	(52,969)
Cash flows from financing activities
Proceeds from debt	236,446	253,314	227,676
Repayment of debt	(226,664)	(254,649)	(231,870)
Net proceeds from issuance of convertible debt	190,330	—	—
Net proceeds from issuance of common stock	296,765	—	—
Payment for realized amount on underwriting physical delivery forward	(1,606)	—	—
Payment for prepaid forward	(40,000)	—	—
Distribution to noncontrolling interest	(278)	—	—
Repayment of finance lease obligations & other debt	(651)	(1,190)	(1,071)
Net parent (distribution) contribution	(133,996)	92,409	171,089
Net cash provided by financing activities	320,346	89,884	165,824
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	77	381	61
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	85,769	22,054	(43,907)
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	123,803	101,749	145,656
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$209,572	$123,803	$101,749
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	27,736	$13,377	$8,410
Right-of-use assets obtained in exchange for lease obligations(1)	4,791	21,209	—
Interest expense financed by SunPower	11,333	17,000	17,000
Aged supplier financing balances reclassified from accounts payable to short-term debt	23,933	45,352	—
Supplemental cash flow information
Cash paid for interest	$3,443	$1,930	$1,269
Cash paid for income taxes	12,486	8,109	7,590
The accompanying notes are an integral part of these consolidated and combined financial statements.

The following table reconciles our cash and cash equivalents and restricted cash and restricted cash equivalents reported on our Consolidated and Combined Balance Sheets and the cash, cash equivalents, restricted cash and restricted cash equivalents reported on our Consolidated and Combined Statements of Cash Flows for fiscal years 2020, 2019 and 2018:

(In thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Cash and cash equivalents	$206,744	$120,956	$101,713
Restricted cash and restricted cash equivalents, current portion, included in prepaid expenses and other current assets	2,483	2,845	16
Restricted cash and restricted cash equivalents, net of current portion, included in other long-term assets	345	2	20
Total cash, cash equivalents, restricted cash and restricted cash equivalents shown in statements of cash flows	$209,572	$123,803	$101,749
(1)Amounts for fiscal year 2019 include the transition adjustment for the adoption of ASC 842 and new Right-of-Use (“ROU”) asset additions.
The accompanying notes are an integral part of these consolidated and combined financial statements.

NOTE 1. BACKGROUND AND BASIS OF PRESENTATION
Background
On November 11, 2019, SunPower Corporation (“SunPower”) announced its intention to separate into two independent publicly traded companies: one comprising its solar panel cell and solar manufacturing operations and supply to resellers and commercial and residential end customers outside of the United States of America and Canada (the “Domestic Territory”), which will conduct business as Maxeon Solar Technologies, Pte. Ltd. (the “Company,” “Maxeon,” “we,” “us,” and “our”), a company incorporated under the Laws of Singapore and a wholly owned subsidiary of SunPower, and one comprising its solar panel manufacturing operations, equipment supply, and sales of energy solutions and services in the Domestic Territory, including direct sales of turn-key engineering, procurement and construction services, sales to its third-party dealer network, sales of energy under power purchase agreements, storage and services solutions, cash sales and long-term leases directly to end customers which will continue as SunPower.
On August 26, 2020 (the “Distribution Date”), SunPower completed the previously announced Spin-off (the “Spin-off”) of Maxeon. The Spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares, of Maxeon (the “Maxeon shares”) to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020. As a result of the Distribution of the Maxeon shares, on the Distribution Date, Maxeon became an independent, public company under the name Maxeon Solar Technologies, Ltd. and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN.”
In connection with the Spin-off, Maxeon and SunPower entered into a number of agreements providing for the framework of the relationship between the two companies following the Spin-off. On November 8, 2019, we entered into the Separation and Distribution Agreement with SunPower which sets forth our agreements with SunPower regarding the principal actions to be taken in connection with the separation and distribution. Immediately after the Distribution and pursuant to the terms of the November 8, 2019 Investment Agreement (the “Investment Agreement”), Maxeon and Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“TZS SG”) and an affiliate of TZS, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares (the “TZS Investment”), representing approximately 29.5% of the outstanding Maxeon shares after giving effect to the Spin-off and the TZS Investment. Following the TZS Investment, Total Solar INTL SAS (“Total Solar”), Total Gaz Electricité Holdings France SAS, (“Total Gaz”, with Total Solar, each an affiliate of Total SE and collectively “Total”) held approximately a 36.4% beneficial ownership of Maxeon’s ordinary shares.
In connection with the TZS Investment, Maxeon, Total Solar, Total Gaz, and TZS SG, entered into a Shareholders Agreement relating to certain rights and obligations of each of Total and TZS SG bearing on Maxeon’s governance and the ability of Total and TZS SG to buy, sell or vote their Maxeon shares. At the closing of the TZS Investment, Maxeon also entered into a Registration Rights Agreement with Total and TZS SG, granting each of the shareholders certain registration rights with regard to their Maxeon shares.
Liquidity
Prior to the Spin-off, cash and the financing of our operations have historically been managed by SunPower. The components of Net parent (distribution) contribution include cash payments by SunPower to settle our obligations. These transactions were considered to be effectively settled for cash at the time the transaction is recorded. The Net parent (distribution) contribution represents the settlement as part of the Spin-off exercise.

The global spread of COVID-19 has created significant uncertainty and economic disruptions worldwide. In our response to the COVID-19 pandemic, we instituted certain measures, including requirements to work remotely for the majority of our workforce, travel restrictions and the idling of our factories in France, Malaysia, Mexico, and the Philippines consistent with actions taken or recommended by governmental authorities. All of our factories resumed production as of May 2020, in compliance with the relevant local restrictions. We implemented several mitigating actions to prudently manage our business during the current industry uncertainty relating to the COVID-19 pandemic. These actions include reducing management salaries, freezing hiring and merit increases, reducing capital expenditures and discretionary spending, and temporarily moving most of our employees to a four day work week in recognition of reduced demand and workloads due to the pandemic. Most of our employees reverted back to a full work week during the last week of June 2020 and returned to full salary during the last week of July 2020.
In addition, we rely on a limited number of suppliers for certain raw materials and components for our solar cells, panels and power systems, such as polysilicon, inverters and module material, and specifically our Huansheng joint venture for our Performance line modules. Events that disrupt production such as the recent polysilicon plant fires, flooding and COVID-19 would impact the overall supply of raw materials and components, which would in turn increase our costs and those of our suppliers. The resulting impact of such cost challenges at our Huansheng joint venture would negatively affect our results of operation as well. We continue to focus on improving our overall operating performance and liquidity, such as taking proactive steps to overcome freight and supply cost challenges, continuing optimization of our factories, controlling operating expenses, and managing cash flows and working capital.
Despite the challenging and volatile economic conditions, we believe that our total cash and cash equivalents will be sufficient to meet our obligations over the next 12 months from the date of issuance of our financial statements. We have considered the amended supply agreements with SunPower and our Huansheng joint venture which provide for flexibility of expedited repayment and extended credit period, respectively at our discretion. We have historically been successful in our ability to work with our vendors to obtain favorable payment terms, when possible, and our ability to reduce manufacturing output to reduce inventory in order to optimize our working capital. We may also choose to explore additional options in connection with our short-term liquidity needs, such as selling raw materials inventory to third parties, liquidating certain investments, implementing additional restructuring plans, and deferring or canceling uncommitted capital expenditures and other investment or acquisition activities. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs.
We may not be able to meet the financial covenants underlying the Bank Facilities (Note 11) which would limit our ability to draw under these facilities. We intend to either renegotiate the Bank Facilities or seek to raise additional financing on more favorable terms. Additionally, from time-to-time and under market conditions that we believe are favorable to us, we may consider capital market transactions, including the offering of debt and equity securities. We maintain an effective shelf registration statement to allow for optionality.
Although we have historically been able to generate liquidity, we cannot predict, with certainty, the outcome of our actions to generate liquidity as planned. Additionally, we are uncertain of the impact over time of the COVID-19 pandemic to our supply chain, manufacturing, and distribution as well as overall construction and consumer spending. While we currently do not anticipate the need to do so, if the COVID-19 pandemic causes adverse cash flow and liquidity trends greater than those we currently expect and have planned for, or if our ability to generate cash to support our operations is affected due to our challenges in obtaining supplies at competitive prices, we may find it necessary to seek additional financing.

Basis of Presentation Prior to Spin-off
Standalone financial statements have not been historically prepared for our business. These consolidated and combined financial statements of the Company have been derived (i) from the consolidated financial statements and accounting records of SunPower as if we had operated on our own during the periods presented and were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) prior to August 26, 2020 and (ii) subsequent to August 26, 2020, the consolidated financial statements of the Company as an independent public company.
Prior to Spin-off, as there is no controlling financial interest present between or among the entities that comprise our business, we are preparing the financial statements of the Company on a combined basis. Net parent investment in the Company’s business is shown in lieu of equity attributable to the Company as there is no consolidated entity in which SunPower holds an equity interest. Net parent’s investment represents its interest in the recorded net assets of the Company. See Note 3. Net Parent Investment and Transactions with SunPower and Total and Total S.A
Following the Spin-off, the audited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with GAAP and pursuant to the regulations of the SEC.
The following paragraphs describe the significant estimates and assumptions applied by management prior to Spin-off which is included in the Consolidated and Combined Statements of Operations and Comprehensive Loss.
The Consolidated and Combined Statements of Operations and Comprehensive Loss of the Company include all sales and costs directly attributable to the Company, including costs for facilities, functions and services used by the Company. The Consolidated and Combined Statements of Operations and Comprehensive Loss also reflect allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of the Company and SunPower consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, reflect the expense the Company would have incurred as a standalone company for the period presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.
In December 2015, SunPower issued $425.0 million in principal amount of its 4.00% senior convertible debentures due 2023 (the “4.00% debentures due 2023”), the proceeds of which were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, interest and other costs associated with the 4.00% debentures due 2023 are reflected in the Consolidated and Combined Statements of Operations and Comprehensive Loss up to the date of Spin-off. However, as the 4.00% debentures due 2023 are legal obligations of SunPower and were not transferred to the Company.
SunPower manages its global currency exposure by engaging in hedging transactions where management deems appropriate. This includes derivatives not designated as hedging instruments consisting of forward and option contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. The Company’s consolidated and combined financial statements include these hedging instruments to the extent the derivative instrument was designated as a hedging instrument of a hedged item (e.g., inventory) that is included in the consolidated and combined financial statements. Any changes in fair value of the hedging instrument previously recognized in the SunPower’s accumulated other comprehensive income (“AOCI”) for cash flow hedges are also included.

SunPower maintains various stock-based compensation plans at a corporate level. The Company’s employees participated in those programs and a portion of the cost of those plans is included in the Company’s combined financial statements. SunPower also has defined benefit plans at a subsidiary level for certain employees. Where a legal entity within the Company sponsors the plan, the related financial statement amounts are included in the consolidated and combined financial statements following the single employer accounting model.
As described in Note 13. Income Taxes, current and deferred income taxes and related tax expense have been determined based on the standalone results of the Company by applying Accounting Standards Codification No. 740, Income Taxes (“ASC 740”), to the Company’s operations in each country using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, the Company and SunPower’s businesses operated within the same legal entity and certain of SunPower’s subsidiaries were part of a SunPower’s tax group. This required an assumption that the subsidiaries and operations of the Company in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within the SunPower’s tax groups. Uncertain tax positions represent those tax positions to which the Company is the primary obligor and are evaluated and accounted for as uncertain tax positions pursuant to ASC 740. Determining which party is the primary obligor to the taxing authority is dependent on the specific facts and circumstances of their relationship to the taxing authority.
Management believes that all allocations have been performed on a reasonable basis and reflect the services received by the Company, the cost incurred on behalf of the Company, and the assets and liabilities of the Company. Although the combined financial statements reflect management’s best estimate of all historical costs related to the Company, this may, however, not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity, nor the future results of the Company as it will exist upon completion of the proposed separation.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Combination and consolidation
The consolidated and combined financial statements includes the Company’s net assets and results of operations as described above prior to Spin-off. Subsequent to Spin-off, it incorporates the financial statements, its subsidiaries and the VIEs for which the Company or a subsidiary of the Company is the primary beneficiary. All intercompany transactions and accounts within the consolidated and combined businesses of the Company have been eliminated.
Fiscal Periods
The Company has a 52-to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. Fiscal year 2020 is a 53-week fiscal year while fiscal year 2019 and 2018 52-week fiscal years. Our fiscal year 2020 ended on January 3, 2021, our fiscal year 2019 ended on December 29, 2019 and our fiscal year 2018 ended on December 30, 2018.

Use of Estimates
The preparation of the consolidated and combined financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Significant estimates in these consolidated and combined financial statements include (i) revenue recognition, specifically, management’s assessment of market-based pricing terms related to sales of solar modules to SunPower for periods prior to the Spin-off, the nature and timing of satisfaction of performance obligations, standalone selling price of performance obligations and variable consideration; (ii) allowances for doubtful accounts receivable; (iii) inventory write-downs; (iv) stock-based compensation; (v) long-lived asset impairment, specifically estimates for valuation assumptions including discount rates and future cash flows, economic useful lives of property, plant and equipment, intangible assets, and investments; (vi) fair value of financial instruments; (vii) valuation of contingencies such as accrued warranty; (viii) the incremental borrowing rate used in discounting of lease liabilities; and (ix) income taxes and tax valuation allowances. Actual results could materially differ from those estimates.
Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates and judgments or require us to revise the carrying value of our assets or liabilities as of the date of issuance of the financial statements. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.
Lease Accounting – Arrangements with Maxeon as a lessee
We determine if an arrangement is a lease at inception. Our operating lease agreements are primarily for real estate and are included within operating lease right-of-use (“ROU”) assets and operating lease liabilities on the Consolidated and Combined Balance Sheets. Finance leased assets are included in property, plant and equipment, net and finance lease liabilities are included in short-term debt and long-term debt on the Consolidated and Combined Balance Sheets. We elected the practical expedient to combine our lease and related non-lease components for all our leases. In addition, leases with an initial term of 12 months or less are not recorded on the Consolidated and Combined Balance Sheets and the Company recognizes lease expense for these leases on a straight-line basis over the lease term.
ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets also include any lease prepayments made and exclude lease incentives. Many of our lessee agreements include options to extend the lease, which we do not include in our minimum lease terms unless they are reasonably certain to be exercised. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.
Lease Accounting – Arrangements with Maxeon as a lessor
We account for a lease arrangement in which we act as the lessor as an operating lease as it does not meet the criteria for a sales-type lease or a direct financing lease. Initial direct costs incurred in negotiating and arranging an operating lease are deferred and recognized over the lease term on the same basis as the lease income. Lease income is recognized on a straight-line basis over the lease term. We exclude from our measurement of consideration in a contract all taxes assessed by governmental authorities on lease that are both (i) imposed on and concurrent with a specific lease revenue-producing transaction and (ii) collected from a lessee.

Financial instruments - Credit Losses
Effective December 30, 2019, we adopted ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02, and ASU 2020-03 (collectively, “Topic 326”). Topic 326 requires remeasurement and recognition of expected credit losses for financial assets held. The amendment applies to entities which hold financial assets and net investments in leases that are not accounted for at fair value through net income as well as loans, debt securities, accounts receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For additional information on the changes resulting from the new stand and the impact to our financial results on adoption, refer to the section Recently Adopted Accounting Pronouncement below.
We recognize an allowance for credit loss at the time a receivable is recorded based on our estimate of expected credit losses and adjust this estimate over the life of the receivable as needed. An account receivable is written off after all collection effort has ceased. We evaluate the aggregation and risk characteristics of a receivable pool and develop loss rates that reflect historical collections, current forecasts of future economic conditions over the time horizon we are exposed to credit risk, and payment terms or conditions that may materially affect future forecasts.
As of January 3, 2021, we reported $76.7 million of accounts receivable, net of credit loss allowance of $3.8 million. Based on the aging analysis as of January 3, 2021, 95% of our gross trade account receivable was outstanding less than 60 days. Refer to Note 6. Balance Sheet Components for more details on changes in allowance for credit losses. We have not seen significant changes to the recovery rate of our account receivable as a result of the COVID-19 pandemic, but we are continuing to actively monitor the impact of the COVID-19 pandemic on our expected credit losses.
Advances to Suppliers
Advances to suppliers relate to prepayments made under long-term agreements with suppliers for the procurement of polysilicon that specify future quantities and pricing of polysilicon to be supplied by the vendors and provide for certain consequences, such as forfeiture of advanced deposits, in the event that the Company terminates the arrangement. The credit loss allowance on our advanced prepayments to suppliers under long-term supply agreements are reviewed by management at each reporting period. We have no history of recording write-offs related to our advanced prepayments to suppliers, and given our purchase obligation to these suppliers significantly exceeds the remaining advanced prepayments balance as of January 3, 2021 and December 29, 2019, the likelihood of our suppliers terminating the existing contractual arrangements is considered to be remote. We also periodically evaluate the credit worthiness of these suppliers and have noted no material deterioration in their respective credit conditions that would call into question their abilities to continue to supply us with the quantities of polysilicon specified in our supply agreements. The typical time it takes for us to receive the delivery of raw materials under this agreement was approximately 40-50 days from the date the purchase order is submitted to the supplier. Of the $121.4 million of advances to suppliers as of December 29, 2019, $28.5 million was subsequently applied to polysilicon deliveries received through January 3, 2021, subsequent to an extension of the polysilicon agreement negotiated during the year. We had $92.9 million of advances to supplier as of January 3, 2021, which we expect to apply to polysilicon purchases received through the end of our fiscal year 2022 in accordance with the existing supply agreement.
Net Parent Investment
Net parent investment in the Consolidated and Combined Balance Sheets and Statements of Equity represents SunPower’s interest in the recorded net assets of the Company, the net effect of transactions with and allocations from SunPower and the Company’s accumulated deficit. See Note 3. Net Parent Investment and Transactions with SunPower and Total and Total S.A for further information about transactions between the Company and SunPower.

Fair Value of Financial Instruments
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values due to their short-term maturities. Equity investments without readily determinable fair value are measured at cost less impairment and are adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. Derivative financial instruments are carried at fair value based on quoted market prices for financial instruments with similar characteristics. The effective portion of derivative financial instruments is excluded from earnings and reported as a component of “Accumulated other comprehensive loss” in the Consolidated and Combined Balance Sheets. The ineffective portion of derivatives financial instruments are included in “Other, net” in the Consolidated and Combined Statements of Operations.
Comprehensive Loss
Comprehensive loss is defined as the change in equity during a period from non-owner sources. Our comprehensive loss for the period presented is comprised of (i) our net loss; (ii) foreign currency translation adjustment of our foreign subsidiaries whose assets and liabilities are translated from their respective functional currencies at exchange rates in effect at the balance sheet dates, and revenues and expenses are translated at average exchange rates prevailing during the applicable period; (iii) changes in fair value for derivatives designated as hedging instruments (see Note 12. Derivative Financial Instruments); and (iv) net gain (loss) on long-term pension liability adjustment.
Cash Equivalents
Highly liquid investments with original or remaining maturities of ninety days or less at the date of purchase are considered cash equivalents.
Short-Term and Long-Term Investments
We may invest in money market funds and debt securities. In general, investments with original maturities of greater than ninety days and remaining maturities of one year or less are classified as short-term investments, and investments with maturities of more than one year are classified as long-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such investments represent the investment of cash that is available for current operations. Despite the long-term maturities, we have the ability and intent, if necessary, to liquidate any of these investments in order to meet our working capital needs within our normal operating cycles. We have classified these investments as available-for-sale securities.
Our debt securities, classified as held-to-maturity, are Philippine government bonds that we maintain as collateral for business transactions within the Philippines.
Cash in Restricted Accounts
Cash and cash equivalents in restricted accounts comprise primarily of monies held in escrow in connection with the Company’s module sales to a customer and accounts restricted for use in connection with our leases.

Inventories
Inventories are accounted for on a first-in-first-out basis and are valued at the lower of cost or net realizable value. We evaluate the realizability of our inventories, including purchase commitments under fixed-price long-term supply agreements, based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. Our assumption of expected demand is compared to available inventory, production capacity, future polysilicon purchase commitments, available third-party inventory, and growth plans. Our factory production plans, which drive materials requirement planning, are established based on our assumptions of expected demand. We respond to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives.
We evaluate whether losses should be accrued on long-term inventory purchase commitments that may arise from firm, non-cancellable, and unhedged commitments for the future purchase of inventory items. Such losses are measured in the same way as inventory losses, and are recognized unless determined to be recoverable through firm sales contacts or when there are other circumstances that reasonably assure continuing sales without price decline.
Under the long-term polysilicon supply agreements for polysilicon between the Company and a supplier, pricing for purchases of polysilicon and specified quantities are set forth in the agreements. As a result of the significant declines in the prices of polysilicon available in the market due to an increase in industry-wide polysilicon manufacturing capacity and a decrease in global demand for polysilicon, the purchase prices set forth in the agreements currently exceed market prices.
We evaluate the terms of our long-term inventory purchase agreements with suppliers, including joint ventures, for the procurement of polysilicon, ingots, wafers, and solar cells and establish accruals for estimated losses on adverse purchase commitments as necessary, such as lower of cost or net realizable value adjustments, forfeiture of advanced deposits and liquidated damages. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials, and actual consumption of these ordered materials is compared to expected demand regularly. We anticipate total obligations related to long-term supply agreements for inventories will be realized because quantities are less than our expected demand for our solar power products for the foreseeable future and because the raw materials subject to these long-term supply agreements are not subject to spoilage or other factors that would deteriorate its usability; however, if raw materials inventory balances temporarily exceed near-term demand, we may elect to sell such inventory to third parties to optimize working capital needs. In addition, because the purchase prices required by our long-term polysilicon agreements are significantly higher than current market prices for similar materials, if we are not able to profitably utilize this material in our operations or elect to sell near-term excess, we may incur additional losses. Other market conditions that could affect the realizable value of our inventories and are periodically evaluated by us include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, the current market price of polysilicon as compared to the price in our fixed-price arrangements, and product merchantability, among other factors. If, based on assumptions about expected demand and market conditions, we determine that the cost of inventories exceeds its net realizable value or inventory is excess or obsolete, or we enter into arrangements with third parties for the sale of raw materials that do not allow us to recover our current contractually committed price for such raw materials, we record a write-down or accrual equal to the difference between the cost of inventories and the estimated net realizable value, which may be material. If actual market conditions are more favorable, we may have higher gross margins when products that have been previously written down are sold in the normal course of business (see Note 6. Balance Sheet Components).
Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as presented below. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets and the remaining term of the lease. Repairs and maintenance costs are expensed as incurred.

Useful Lives in Years
Buildings	20 to 30
Leasehold improvements	1 to 20
Manufacturing equipment	7 to 15
Computer equipment	2 to 7
Solar power systems	30
Furniture and fixtures	3 to 5
Intangible Assets
Intangible assets are stated at cost less accumulated amortization. Definite-lived intangible assets are amortized using the straight-line method over the estimated useful lives of the intangible assets as follows:

Useful Lives in Years
Patents	12
Trademarks	2 to 3
Purchased technology	1 to 7
Long-Lived Assets
We evaluate our long-lived assets, including property, plant and equipment, and definite-lived intangible assets, for impairment whenever events or changes in circumstances arise. This evaluation includes consideration of technology obsolescence that may indicate that the carrying value of such assets may not be recoverable. The assessments require significant judgment in determining whether such events or changes have occurred. Factors considered important that could result in an impairment review include significant changes in the manner of use of a long-lived asset or in its physical condition, a significant adverse change in the business climate or economic trends that could affect the value of a long-lived asset, significant under-performance relative to expected historical or projected future operating results, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
For purposes of the impairment evaluation, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We exercise judgment in assessing such groupings and levels. We then compare the estimated future undiscounted net cash flows expected to be generated by the asset group (including the eventual disposition of the asset group at residual value) to the asset group’s carrying value to determine if the asset group is recoverable. If our estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the asset group, we record an impairment loss in the amount by which the carrying value of the asset group exceeds the fair value. Fair value is generally measured based on (i) internally developed discounted cash flows for the asset group, (ii) third-party valuations, and (iii) quoted market prices, if available. If the fair value of an asset group is determined to be less than its carrying value, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. See Note 6. Balance Sheet Components for additional information.
Product Warranties
We generally provide a 25-year standard warranty for the solar panels that we manufacture for defects in materials and workmanship and for greater than promised declines in power performance. The warranty provides that we will repair or replace any defective solar panels during the warranty period. In addition, we pass through to customers long-term warranties from the original equipment manufacturers of certain system components, such as inverters. Warranties of 25 years from solar panel suppliers are standard in the solar industry, while certain system components carry warranty periods ranging from 5 to 20 years.

The warranty excludes system output shortfalls attributable to force majeure events, customer curtailment, irregular weather, and other similar factors. In the event that the system output falls below the warrantied performance level during the applicable warranty period, and provided that the shortfall is not caused by a factor that is excluded from the performance warranty, the warranty provides that we will elect to either (a) repair; (b) replace; or (c) pay the customer a liquidated damage based on the computation stipulated in the warranty agreement.
We maintain reserves to cover the expected costs that could result from these warranties. Our expected costs are generally in the form of product replacement or repair. Warranty reserves are based on our best estimate of such costs and are recognized as a cost of revenue. We continuously monitor product returns for warranty failures and maintain a reserve for the related warranty expenses based on various factors including historical warranty claims, results of accelerated lab testing, field monitoring, vendor reliability estimates, and data on industry averages for similar products. Due to the potential for variability in these underlying factors, the difference between our estimated costs and our actual costs could be material to our combined financial statements. If actual product failure rates or the frequency or severity of reported claims differ from our estimates or if there are delays in our responsiveness to outages, we may be required to revise our estimated warranty liability. Historically, warranty costs have been within our expectations (see Note 9. Commitments and Contingencies).
Revenue Recognition
We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. In determining the transaction price for revenue recognition, the Company evaluates whether the price is subject to refund or adjustment in determining the consideration to which the Company expects to be entitled. There are no rights of return; however, the Company may be required to pay consideration to the customer in certain instances of delayed delivery. The Company then allocates the transaction price to each distinct performance obligation based on their relative standalone selling price, when applicable. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
Cost of Revenue
Cost of revenue includes actual cost of materials, labor and manufacturing overheads incurred for revenue-producing units shipped and includes associated warranty costs and other costs.
Shipping and Handling Costs
We account for shipping and handling activities related to contracts with customers as costs to fulfill our promise to transfer goods and, accordingly, record such costs in cost of revenue.
Taxes Collected from Customers and Remitted to Governmental Authorities
We exclude from our measurement of transaction prices all taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers. Accordingly, such tax amounts are not included as a component of revenue or cost of revenue.
Stock-Based Compensation
The Company’s employees have historically participated in SunPower’s stock-based compensation plans. Stock-based compensation expense has been allocated to the Company based on the awards and terms previously granted to the Company’s employees as well as an allocation of SunPower’s corporate and shared functional employee expenses.
Subsequent to the Spin-off on August 26, 2020 and in accordance with the employee matters agreement entered with SunPower, certain adjustments were made to the unvested restricted stock-based compensation awards with the intention of preserving the intrinsic value of the awards prior to the Spin-off. The Company issued adjusted restricted stock units (“RSUs”) and performance-based stock units (“PSUs”) for the unvested awards under the Company’s stock-based compensation plans.
The stock-based compensation expense for the RSU is based on the measurement date fair value of the award and is recognized only for those awards expected to meet the service vesting conditions on a straight-line basis over the requisite service period of the award. For PSU grants, the expense is based on the measurement date fair value of the award and is recognized over the vesting term if the performance targets are considered probable of being achieved. Stock-based compensation expense is determined at the aggregate grant level for service-based awards and at the individual vesting tranche level for awards with performance and/or market conditions. The forfeiture rate is estimated based on SunPower’s historical experience.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense totaled approximately $2.4 million,$3.1 million and $0.8 million in fiscal years 2020 , 2019 and 2018, respectively.
Research and Development Expense
Research and development expense consists primarily of salaries and related personnel costs, depreciation and the cost of solar cell and solar panel materials. Research and development expense is reported net of contributions under collaborative arrangements. Subsequent to the Spin-off, the Company entered into the Collaboration Agreement with SunPower to perform research and development work in SunPower’s Silicon Valley research and development labs for the development of future technology improvements and continue to improve our expected product differentiation. All research and development costs are expensed as incurred.
Restructuring Charges
Prior to the Spin-off, the Company records charges associated with SunPower approved restructuring plans to reorganize one or more of the Company’s business segments, to remove duplicative headcount and infrastructure associated with business acquisitions or to simplify business processes and accelerate innovation. Restructuring charges can include severance costs in connection with the termination of a specified number of employees, infrastructure charges to vacate facilities and consolidate operations, and contract cancellation costs. The Company records restructuring charges based on estimated employee terminations and site closure and consolidation plans. The Company accrues for severance and other employee separation costs under these actions when it was probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements.
Translation of Foreign Currency
The Company and certain of its subsidiaries use their respective local currency as their functional currency. Accordingly, foreign currency assets and liabilities are translated using exchange rates in effect at the end of the period. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in “Accumulated other comprehensive loss” in the Consolidated and Combined Balance Sheets. Foreign subsidiaries that use the U.S. dollar as their functional currency remeasure monetary assets and liabilities using exchange rates in effect at the end of the period. Exchange gains and losses arising from the remeasurement of monetary assets and liabilities are included in “Other, net” in the Consolidated and Combined Statements of Operations. Non-monetary assets and liabilities are carried at their historical values.
We include gains or losses from foreign currency transactions in “Other, net” in the Consolidated and Combined Statements of Operations with the other hedging activities described in Note 12. Derivative Financial Instruments.

Concentration of Credit Risk
We are exposed to credit losses in the event of nonperformance by the counterparties to our financial and derivative instruments. Financial and derivative instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents, investments, accounts receivable, advances to suppliers, and foreign currency forward contracts. Our investment policy requires cash and cash equivalents and investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer.
We perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary. We maintain an allowance for doubtful accounts based on the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends. We believe that our concentration of credit risk is limited because of our large number of customers, credit quality of the customer base, small account balances for most of these customers, and customer geographic diversification. During fiscal years 2020, 2019 and 2018, we recorded revenues of $231.2 million, $426.5 million and $388.5 million, or 27.4%, 35.6% and 42.6% of total revenue, respectively, representing the sale of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing is based on the Supply Agreement with SunPower. Except for revenue transactions with SunPower, for fiscal years 2020 and 2019, we had no customers that accounted for at least 10% of revenue. As of January 3, 2021 and December 29, 2019, SunPower accounted for 39.5% and 33.7% of our accounts receivable, respectively. Three customers individually accounted for 15.1%, 11.6% and 10.6% of accounts receivable respectively as of January 3, 2021, and two customers individually accounted for 20.4% and 13.6% of accounts receivable, respectively as of December 29, 2019.
We have entered into agreements with vendors that specify future quantities and pricing of polysilicon to be supplied for the next two years. The purchase prices required by these polysilicon supply agreements are significantly higher than current market prices for similar materials. Under certain agreements, we were required to make prepayments to the vendors over the terms of the arrangements.
Income Taxes
The Company’s operations have historically been included in the tax returns filed by the respective SunPower entities of which the Company’s businesses are a part. Income tax expense and other income tax related information contained in these consolidated and combined financial statements are presented on a separate return basis as if the Company filed its own tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Company were a separate taxpayer and a standalone enterprise for the period presented. Current income tax liabilities related to entities which file jointly with SunPower were settled with SunPower and are relieved through Net parent investment in the Consolidated and Combined Balance Sheets and the Net parent (distribution) contribution in the Consolidated and Combined Statements of Cash Flows.
The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.
The Company records accruals for uncertain tax positions when the Company believes that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company makes adjustments to these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes include the effects of adjustments for uncertain tax positions, as well as any related interest and penalties.
As applicable, interest and penalties on tax contingencies are included in “Provision for income taxes” in the Consolidated and Combined Statements of Operations and such amounts were not material for the period presented. In addition, foreign exchange gains (losses) may result from estimated tax liabilities, which are expected to be settled in currencies other than the U.S. dollar.

Investments in Equity Interests
Investments in entities in which we can exercise significant influence, but do not own a majority equity interest or otherwise control, are accounted for under the equity method. We record our share of the results of these entities as “Equity in losses of unconsolidated investees” on the Consolidated and Combined Statements of Operations. We monitor our investments for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the entities and record reductions in carrying values when necessary. The fair value of privately-held investments is estimated using the best available information as of the valuation date, including current earnings trends, undiscounted cash flows, and other company specific information, including recent financing rounds (see Note 6. Balance Sheet Components and Note 7. Fair Value Measurements).
Variable Interest Entities (“VIE”)
We regularly evaluate our relationships and involvement with unconsolidated VIEs and our other equity and cost method investments, to determine whether we have a controlling financial interest in them or have become the primary beneficiary, thereby requiring us to consolidate their financial results into our financial statements. If we determine that we hold a variable interest, we then evaluate whether we are the primary beneficiary. If we determine that we are the primary beneficiary, we will consolidate the VIE. The determination of whether we are the primary beneficiary is based upon whether we have the power to direct the activities that most directly impact the economic performance of the VIE and whether we absorb any losses or receive any benefits that would be potentially significant to the VIE.
Noncontrolling Interests
Noncontrolling interests represents the portion of net assets in consolidated subsidiaries that are not attributable, directly or indirectly, to us and are presented as a separate component within Equity in the Consolidated and Combined Balance Sheets. Net (income) losses attributable to the non-controlling interests are recorded within “Net (income) losses attributable to noncontrolling interests” in the Consolidated and Combined Statements of Operations.
Recently Adopted Accounting Pronouncements
In June 2016, the Financial Accounting Standard Board (“FASB”) issued Topic 326, to replace the prior incurred loss impairment methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments in Topic 326 apply to entities which hold financial assets and net investments in leases that are not accounted for at fair value through net income as well as loans, debt securities, accounts receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. We adopted the ASU during the first quarter of fiscal year 2020. The adoption did not have a material impact on our consolidated and combined financial statements.
In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20), to add, remove, and clarify disclosure requirements related to defined benefit pension and other postretirement plans. We adopted the ASU during the first quarter of fiscal year 2020. The adoption did not have a material impact on our consolidated and combined financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) which changes the fair value measurement disclosure requirements of ASC 820. The guidance adds and clarifies certain disclosure requirements for fair value measurements with the objective of improving the effectiveness of disclosures in the notes to financial statements. The adoption did not have an impact on our combined financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), requiring a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets. We adopted the ASU during the first quarter of fiscal year 2020. The adoption did not have a material impact on our consolidated and combined financial statements.
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements) and also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. We adopted the ASU during the first quarter of fiscal year 2020. The adoption did not have a material impact on our consolidated and combined financial statements.
In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, which (1) clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue under Topic 606; (2) adds unit-of-account guidance in Topic 808 to align with the guidance in Topic 606; and (3) requires that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting the transaction together with revenue recognized under Topic 606 is precluded if the collaborative arrangement participant is not a customer. We adopted the ASU during the first quarter of fiscal year 2020. The adoption did not have a material impact on our consolidated and combined financial statements.
Recent Accounting Pronouncements Not Yet Adopted
In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for us no later than the first quarter of fiscal year 2021. Most amendments within the standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. While we are still evaluating the impacts of the provisions of ASU 2019-12 on our financial statements and disclosures, the impact is not expected to be material.
In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323 and Topic 815. The amendment clarifies accounting for equity investments and non-derivative forward contracts or purchased call options under ASC 321. ASU 2020-01 is effective no later than the first quarter of fiscal year 2021 and the ASU should be applied prospectively. While we are still evaluating the impacts of the provisions of ASU 2020-01 on our financial statements and disclosures, the impact is not expected to be material.
In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) - Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The amendment reduces the number of accounting models used for convertible debt instruments and convertible preferred stock, which results in fewer embedded conversion features separately recognized from the host contracts. ASU 2020-06 is effective no later than the first quarter of fiscal year 2022. Early adoption is permitted no earlier than the first quarter of fiscal year 2021, and the ASU should be applied retrospectively. We are currently evaluating the impacts of the provisions of ASU 2020-06 on our financial statements and disclosure.
NOTE 3. NET PARENT INVESTMENT AND TRANSACTIONS WITH SUNPOWER AND TOTAL AND TOTAL S.A
SunPower is a majority-owned subsidiary of Total Solar INTL SAS ("Total," formerly Total Solar International SAS) and Total Gaz Electricité Holdings France SAS (“Total Gaz”), each a subsidiary of TOTAL SE (“TOTAL

SE,” formerly Total SA). As of December 29, 2019, we were partially owned by Total through its ownership of SunPower.
In connection with the Spin-off, following the TZS investment whereby Zhonghuan Singapore Investment and Development Pte Ltd., a Singapore private limited company (“TZS SG”) and an affiliate of TZS, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares. Total Solar INTL SAS (“Total Solar”), Total Gaz Electricité Holdings France SAS, (“Total Gaz” with Total Solar, each an affiliate of Total SE and collectively "Total") who were the holders of record of SunPower’s common stock, were issued with Maxeon’s share by way of pro rata distribution. As of January 3, 2021, Total’s and TZS SG’s ownership of the Company’s outstanding common stock was approximately 32.3% and 26.2%, respectively.
Transactions with SunPower
Sales to SunPower
During fiscal years 2020, 2019 and 2018, we had sales of $231.2 million, $426.5 million and $388.5 million to SunPower representing the sale of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing is based on the supply agreement with SunPower. Sales to SunPower were recognized in line with our revenue recognition policy for sales to third-party customers, as discussed in Note 2. Summary of Significant Accounting Policies. As of January 3, 2021 and December 29, 2019, accounts receivable due from SunPower related to these sales amounted to $32.0 million and $51.8 million, respectively.
Allocation of Corporate Expenses
As discussed in Note 2. Summary of Significant Accounting Policies, the Consolidated and Combined Statements of Operations and Comprehensive Loss include an allocation of general corporate expenses from SunPower for certain management and support functions, prior to the Spin-off. These allocations amounted to $9.2 million, $26.1 million and $18.8 million fiscal years 2020, 2019 and 2018, respectively, and are reflected in sales, general, and administrative expenses. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the period presented. Allocated costs may differ from actual costs which would have been incurred if we had operated independently during the periods presented.
In December 2015, SunPower issued 4.00% debentures due 2023, the proceeds of which were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, $11.3 million, $17.0 million and $17.0 million of interest expense associated with the 4.00% debentures due 2023 is reflected in the Consolidated and Combined Statements of Operations for each of the fiscal years 2020, 2019 and 2018. Since the 4.00% debentures due 2023 represent legal obligations of SunPower which were not transferred to us, they are not reflected in our Consolidated and Combined Balance Sheets in the years presented. However, the associated interest expense and the debt issuance cost amortization are reflected in our Consolidated and Combined Statements of Operations prior to the Spin-off to reflect our historical cost of doing business. This cost may not be indicative of the actual expense that would have been incurred had we operated as an independent, public company for the period presented nor future periods.
Agreements with SunPower
In connection with the Spin-off, we also entered into certain ancillary agreements that govern the relationships between SunPower and us following the Distribution, including: a tax matters agreement, employee matters agreement, transition services agreement, back-to-back agreement, brand framework agreement, cross license agreement, collaboration agreement, and supply agreement (collectively, the “Ancillary Agreements”).
In addition, under the Separation and Distribution Agreement with SunPower, SunPower has agreed to indemnify us for certain litigation and claims to which are a party. The liabilities related to these claims and an offsetting receivable from SunPower are reflected on our Consolidated and Combined Balance Sheets. See Note 6. Balance Sheet Components and Note 9. Commitments and Contingencies - Indemnifications.

The below table summarizes our transactions with SunPower for fiscal year 2020 subsequent to the Spin-off, in relation to these agreements:

Fiscal Year Ended
(In thousands)	January 3, 2021
Charges from product collaboration agreement	$10,846
Net charges from transition service agreement	6,229
We had the following balances related to transactions with SunPower as of January 3, 2021 and December 29, 2019:

	As of
(In thousands)	January 3, 2021	December 29, 2019
Accounts receivable	$31,967	$51,767
Prepaid expenses and other current assets	9,665	—
Other receivables, non-current	1,458	—
Accounts payable	901	—
Accrued liabilities (Note 6)	7,942	—

Net Parent Investment
Net parent investment on the Consolidated and Combined Balance Sheets and Statements of Equity represents SunPower’s historical investment in the Company, the net effect of transactions with and allocations from SunPower and the Company’s accumulated earnings. Prior to the Spin-off, the Company was dependent on SunPower for its working capital and financing requirements as SunPower used a centralized approach for cash management and financing of its operations. SunPower provided funding for our operating and investing activities including pooled cash managed by SunPower treasury to fund operating expenses and capital expenditures. SunPower also directly collected our receivables. These activities were reflected as a component of net parent investment, and this arrangement is not reflective of the manner in which we would operate on a stand-alone business separate from SunPower during the period presented. Accordingly, none of SunPower’s cash, cash equivalents or debt at the corporate level have been assigned to the Company in the consolidated and combined financial statements. Net parent investment represents SunPower’s interest in the recorded net assets of the Company and the net parent (distribution) contribution represents the settlement as part of the Spin-off exercise. All significant transactions between the Company and SunPower have been included in the accompanying consolidated and combined financial statements. Transactions with SunPower are reflected in the accompanying Consolidated and Combined Statements of Equity as “Net parent (distribution) contribution”.

Net Parent (Distribution) Contribution
The components of Net parent (distribution) contribution on the Consolidated and Combined Statements of Equity for fiscal years 2020, 2019 and 2018 were as follows:

	Fiscal Year Ended
(In thousands)	January 3, 2021	December 29, 2019	December 30, 2018
General financing activities	$(22,163)	$61,971	$152,239
Acquisition of intellectual property	(100,000)	—	—
Separation cost	(25,000)	—	—
Excess cash	(8,996)	—	—
Corporate allocations	9,238	26,096	18,822
Interest expense financed and paid by SunPower	12,167	19,485	17,000
Stock-based compensation expense	5,168	7,135	8,580
Total Net parent (distribution) contribution per Consolidated and Combined Statements of Equity	$(129,586)	$114,687	$196,641
A reconciliation of Net parent (distribution) contribution in the Consolidated and Combined Statements of Equity to the corresponding amount presented on the Consolidated and Combined Statements of Cash Flows for the periods presented was as follows:

	Fiscal Year Ended
(In thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Total Net parent (distribution) contribution per Consolidated and Combined Statements of Equity	$(129,586)	$114,687	$196,641
Interest expense financed and paid by SunPower	(12,167)	(19,485)	(17,000)
Stock-based compensation expense	(5,168)	(7,135)	(8,580)
Other	12,925	4,342	28
Total Net parent (distribution) contribution per Consolidated and Combined Statements of Cash Flows	$(133,996)	$92,409	$171,089
Transactions with Total and Total S.A.
The following related party balances and amounts are associated with transactions entered into with Total and its affiliates:

	As of
(In thousands)	January 3, 2021	December 29, 2019
Accounts receivable	$1,273	$2,734
Accounts payable(1)	3,100	4,921
Contract liabilities, current portion(1), (2)	9,405	18,786
Contract liabilities, net of current portion(2)	33,066	35,427
(1)In connection with obtaining solar module supplies related to one solar project, we incurred charges of $3.1 million, that will be paid directly to Total in fiscal year 2021.
(2)Refer to Note 9. Commitments and Contingencies—Advances from Customers.

	Fiscal Year Ended
(In thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Revenue	$73,599	$33,371	$27,785
Interest expense incurred on the 4.00% debentures acquired by Total(1)	2,667	4,000	4,000
(1)Represents Total share of the 4.00% debentures issued by SunPower in December 2015. The proceeds were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, the related interest expense was reflected in the Consolidated and Combined Statements of Operations prior to Spin-off. The related obligation on the 4.00% debentures were not transferred to us as part of the Spin-off.
Supply Agreements
In November 2016, SunPower and Total entered into a four-year, up to 200 megawatts (“MW”) supply agreement to support the solarization of certain Total facilities. The agreement covers the supply of 150 MW of Maxeon 2 panels with an option to purchase up to another 50 MW of Performance line solar panels. In March 2017, SunPower received a prepayment totaling $88.5 million. The prepayment is secured by certain of Maxeon’s assets located in Mexico.
We recognize revenue for the solar panels supplied under this arrangement consistent with our revenue recognition policy for solar power components at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts. In the second quarter of fiscal year 2017, we started to supply Total with solar panels under the supply agreement and as of January 3, 2021 and December 29, 2019, we had $9.3 million and $17.6 million, respectively, of “Contract liabilities, current portion”, and $33.1 million and $35.4 million, respectively, of “Contract liabilities, net of current portion” on our Consolidated and Combined Balance Sheets related to the aforementioned supply agreement (see Note 9. Commitments and Contingencies).
In March 2018, SunPower and Total, each through certain affiliates, entered into an agreement whereby we agreed to sell 3.42 MW of photovoltaic (“PV”) modules to Total for a development project in Chile. This agreement provided for payment from Total in the amount of approximately $1.3 million, 10% of which was paid upon execution of the agreement.
On January 7, 2019, SunPower and Total, each through certain affiliates, entered into an agreement whereby we agreed to sell 3.7 MW of PV modules to Total for a ground-mounted PV installation in Dubai. This agreement provided for payment from Total in the amount of approximately $1.4 million, 10% of which was received after execution of the agreement.
On March 4, 2019, SunPower and Total, each through certain affiliates, entered into an agreement whereby we agreed to sell 10 MW of PV modules to Total for commercial rooftop PV installations in Dubai. This agreement provided for payment from Total in the amount of approximately $3.2 million, 10% of which was received in April 2019.
In December 2019, SunPower and Total, each through certain affiliates, entered into an agreement whereby we agreed to sell 93 MW of PV modules to Total for commercial PV modules in France. This agreement provided for payment from Total in the amount of approximately $38.4 million, 10% of which was received in December 2019.
4.00% Debentures Due 2023
In December 2015, SunPower issued the 4.00% debentures due 2023. An aggregate principal amount of $100.0 million of the 4.00% debentures due 2023 were acquired by Total. The Consolidated and Combined Statements of Operations includes $2.7 million in interest expense related to interest charges incurred on the 4.00% debentures due

2023 for fiscal year 2020. See Note 1. Background and Basis for Presentation for additional details related to the 4.00% debentures due 2023.
NOTE 4. TRANSACTIONS WITH TIANJIN ZHONGHUAN SEMICONDUCTOR CO., LTD.
Transactions with Tianjin Zhonghuan Semiconductor Co., Ltd and its affiliates
During fiscal year 2020, the Company sold its entire equity interest in Hohhot Huanju New Energy Development Co. Ltd. (“Hohhot”) to Zhonghuan Energy (Inner Mongolia) Co., Ltd, an affiliate of TZS at a consideration of RMB 21,938,086.22 (equivalent to $3.2 mil) and this was determined based on valuation of Hohhot on December 31, 2019. The Company recognized a gain of $0.5 million from the disposal.
In March 2016, we entered into an agreement with Dongfang Electric Corporation and TZS. to form Huansheng Photovoltaic (Jiangsu) Co., Ltd., a jointly owned solar cell manufacturing facility to manufacture our Performance line modules in China. As at January 3, 2021, we had an equity ownership of 20% in the joint venture and account for the joint venture as an equity method investment. Please refer to Note 10 Equity Investments for transactions with the joint venture.
NOTE 5. REVENUE FROM CONTRACTS WITH CUSTOMERS
During fiscal years 2020, 2019 and 2018, we recognized revenue for sales of modules and components from contracts with customers of $0.8 billion, $1.2 billion and $0.9 billion, respectively. We recognize revenue for sales of modules and components at the point that control transfers to the customer, which typically occurs upon shipment or delivery to the customer, depending on the terms of the contract. Payment terms are typically between 30 and 45 days.
Contract Assets and Liabilities
Contract assets consist of unbilled receivables which represent revenue that has been recognized in advance of billing the customer and has been presented within “Prepaid expenses and other current assets” and “Other long-term assets”. During fiscal year 2020, the increase in contract assets of $1.8 million was primarily driven by revenue accrual which has yet to be billed. During fiscal year 2019, the decrease in contract assets of $0.3 million was primarily due to new billings of previously unbilled accounts receivable. Contract liabilities consist of deferred revenue and customer advances, which represent consideration received from a customer prior to transferring control of goods or services to the customer under the terms of a sales contract. During fiscal years 2020 and 2019, the decrease in contract liabilities of $60.7 million was mainly due to utilization of contract liabilities against the revenue earned. During fiscal year 2019, increase in contract liabilities of $6.5 million was primarily due to additional customer advances offset by utilization of contract liabilities previously recorded. During fiscal years 2020 and 2019, we recognized revenue of $56.6 million and $33.7 million that was included in contract liabilities as of December 29, 2019 and December 30, 2018, respectively.
We had entered into contracts with customers for the future sale of modules and components for an aggregate transaction price of $200.9 million and $296.9 million during fiscal years 2020 and 2019, respectively, the substantial majority of which we expect to recognize as revenue within the next year.

NOTE 6. BALANCE SHEET COMPONENTS
Accounts Receivable, Net

	As of
(In thousands)	January 3, 2021	December 29, 2019
Accounts receivable, gross(1)	$80,829	$153,633
Less: allowance for doubtful accounts	(3,768)	(2,767)
Less: allowance for sales returns	(359)	(501)
Accounts receivable, net	$76,702	$150,365
(1)In December 2018 and May 2019, certain subsidiaries entered into factoring arrangements with two separate third-party factor agencies related to our accounts receivable from customers in Europe. As a result of these factoring arrangements, title of certain accounts receivable balances was transferred to third-party vendors, and both arrangements were accounted for as a sale of financial assets given effective control over these financial assets has been surrendered. As a result, these financial assets have been excluded from our Consolidated and Combined Balance Sheets. In connection with the factoring arrangements, we sold accounts receivable invoices amounting to $249.0 million and $119.4 million in fiscal years 2020 and 2019, respectively. As of January 3, 2021 and December 29, 2019, total uncollected accounts receivable from end customers under both arrangements were $34.1 million and $11.6 million, respectively.

(In thousands)	Balance at Beginning of Period	Charges (Releases) to Expense	Deductions	Balance at End of Period
Allowance for doubtful accounts
Year ended January 3, 2021	$2,767	$2,548	$(1,547)	$3,768
Year ended December 29, 2019	4,250	353	(1,836)	2,767

Allowance for sales returns
Year ended January 3, 2021	$501	$(142)	$—	$359
Year ended December 29, 2019	604	(103)	—	501
Inventories

	As of
(In thousands)	January 3, 2021	December 29, 2019
Raw materials	$25,100	$18,864
Work-in-process	61,059	62,045
Finished goods	83,081	113,943
Inventories	$169,240	$194,852

Prepaid Expenses and Other Current Assets

	As of
(In thousands)	January 3, 2021	December 29, 2019
VAT receivables, current portion	$2,971	$4,997
Derivative financial instruments	1,997	1,002
Other receivables	22,447	23,835
Deferred issuance cost (Note 11)	9,228	—
Other prepaid expenses and other current assets	12,827	8,535
Prepaid expenses and other current assets	$49,470	$38,369
As of January 3, 2021, $5.0 million relating to tax receivable is included in Other receivables.
Intangible Assets, Net

(In thousands)	Gross	Accumulated Amortization	Net
As of January 3, 2021
Trademarks and purchased technology	$1,815	$(1,359)	$456

As of December 29, 2019
Trademarks and purchased technology	$36,527	$(31,435)	$5,092
Aggregate amortization expense for intangible assets totaled $5.0 million and $7.3 million and $7.2 million for fiscal years 2020, 2019, and 2018 respectively.
As of January 3, 2021, the estimated future amortization expense related to definite-lived intangible assets is as follows:

(In thousands)
Fiscal Year
2021	253
2022	132
2023	43
2024	14
2025	8
Thereafter	6
Total future amortization expense	456

Property, Plant and Equipment, Net

	As of
(In thousands)	January 3, 2021	December 29, 2019
Manufacturing equipment	$123,453	$131,332
Land and buildings	137,975	137,723
Leasehold improvements	82,091	99,165
Solar power systems	1,382	1,326
Computer equipment	34,811	30,039
Furniture and fixtures	1,303	2,662
Construction-in-process	24,626	12,500
Property, plant and equipment, gross	405,641	414,747
Less: accumulated depreciation	(158,733)	(133,547)
Property, plant and equipment, net	$246,908	$281,200
Other Long-term Assets

	As of
(In thousands)	January 3, 2021	December 29, 2019
Equity investments without readily determinable fair value (Note 10)	$4,000	$7,860
Equity method investments (Note 10)	25,707	26,533
Prepaid Forward (Note 11)	66,718	—
Prepayment for capital expenditure	7,271	1,170
Deferred tax assets (Note 13)	9,620	8,927
Other	9,758	8,560
Other long-term assets	$123,074	$53,050
Accrued Liabilities

	As of
(In thousands)	January 3, 2021	December 29, 2019
Employee compensation and employee benefits	$12,178	$19,547
Short-term warranty reserves(1)	9,548	10,111
Restructuring reserve	—	515
Accrued interest payable	6,185	133
Other payables to SunPower (Note 3)	7,942	—
VAT payables	9,341	6,390
Derivative financial instruments	2,971	1,962
Legal expenses	3,450	5,265
Taxes payable	18,112	13,826
Liability due to supply agreement	—	28,031
Other	7,580	6,790
Accrued liabilities	$77,307	$92,570
(1)Included in the warranty reserve is the short-term system warranty reserve of $3.3 million as of January 3, 2021 relating to SunPower’s business which is indemnified by SunPower under the Separation and

Distribution Agreement and accordingly, the Company has recorded the corresponding receivables under “Prepaid expense and other current assets” on the Consolidated and Combined Balance Sheets.
Other Long-term Liabilities

	As of
(In thousands)	January 3, 2021	December 29, 2019
Long-term warranty reserves(1)	$26,955	$26,954
Unrecognized tax benefits	18,063	12,849
Long-term security deposit payable	2,148	2,728
Long-term pension liability	2,992	3,003
Deferred tax liabilities (Note 13)	—	337
Other	1,594	655
Other long-term liabilities	$51,752	$46,526
(1)Included in the warranty reserve is the long-term system warranty reserve of $2.0 million as of January 3, 2021 relating to SunPower’s business which is indemnified by SunPower under the Separation and Distribution Agreement and accordingly, the Company has recorded the corresponding receivables under “Prepaid expense and other current assets” on the Consolidated and Combined Balance Sheets.
Accumulated Other Comprehensive Loss

	As of
(In thousands)	January 3, 2021	December 29, 2019
Cumulative translation adjustment	$(13,280)	$(9,462)
Unrecognized gain on long-term pension liability adjustment	3,365	3,102
Net unrealized loss on derivative instruments	(476)	(1,258)
Accumulated other comprehensive loss	$(10,391)	$(7,618)
NOTE 7. FAIR VALUE MEASUREMENTS
Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement (observable inputs are the preferred basis of valuation):
•Level 1—Quoted prices in active markets for identical assets or liabilities.
•Level 2—Measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1.
•Level 3—Prices or valuations that require management inputs that are both significant to the fair value measurement and unobservable.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
We measure certain assets and liabilities at fair value on a recurring basis. There were no transfers between fair value measurement levels during the presented periods. We did not have any assets or liabilities measured at fair value on a recurring basis requiring Level 3 inputs as of January 3, 2021 or December 29, 2019.

The following table summarizes our assets and liabilities measured and recorded at fair value on a recurring basis as of January 3, 2021 and December 29, 2019:

	January 3, 2021		December 29, 2019
(In thousands)	Total Fair Value	Level 2	Total Fair Value	Level 2
Assets
Prepaid expenses and other current assets
Derivative financial instruments (Note 12)	$1,997	$1,997	$1,002	$1,002

Other long-term assets
Prepaid Forward	66,718	66,718	$—	$—
Total assets	$68,715	$68,715	$1,002	$1,002

Liabilities
Accrued liabilities
Derivative financial instruments (Note 12)	2,971	2,971	1,962	1,962
Total liabilities	$2,971	$2,971	$1,962	$1,962
Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis
We measure certain investments and non-financial assets (including property, plant and equipment) at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such asset is impaired below its recorded cost. As of January 3, 2021 and December 29, 2019, there were no material items recorded at fair value.
Held-to-Maturity Debt Securities
Our debt securities, classified as held-to-maturity, are Philippine government bonds that we maintain as collateral for business transactions within the Philippines. These bonds have various maturity dates and are classified as “Restricted short-term marketable securities” on our Consolidated and Combined Balance Sheets. As of January 3, 2021 and December 29, 2019, these bonds had a carrying value of $1.4 million and $6.2 million, respectively. We record such held-to-maturity investments at amortized cost based on our ability and intent to hold the securities until maturity. We monitor for changes in circumstances and events that would affect our ability and intent to hold such securities until the recorded amortized costs are recovered. No other-than-temporary impairment loss was incurred during the periods presented.
Non-Marketable Equity Investments
Our non-marketable equity investments are securities in privately-held companies without readily determinable market values. On January 1, 2018, we adopted ASU 2016-01 and elected to adjust the carrying value of our non-marketable equity securities to cost less impairment, adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. As of January 3, 2021 and December 29, 2019, we had $4.0 million and $7.9 million in investments accounted for under the measurement alternative method, respectively.
Equity Method Investments
Our investments accounted for under the equity method are described in Note 10. Equity Investments. We monitor these investments, which are included within “Other long-term assets” in our Consolidated and Combined Balance Sheets, for impairment and record reductions in the carrying values when necessary. Circumstances that indicate an other-than-temporary decline include Level 3 measurements such as the valuation ascribed to the issuing company in subsequent financing rounds, decreases in quoted market prices, and declines in the results of operations of the issuer.
NOTE 8. RESTRUCTURING
In connection with the Spin-off, the restructuring expenses were accounted for by SunPower and there were no restructuring expenses incurred in the books of Maxeon for fiscal year 2020.
February 2018 Restructuring Plan
During the first quarter of fiscal year 2018, SunPower adopted a restructuring plan and began implementing initiatives to reduce operating expenses and cost of revenue overhead in light of the known shorter-term impact of U.S. tariffs imposed on PV solar cells and modules pursuant to Section 201 of the Trade Act of 1974 and SunPower’s broader initiatives to control costs and improve cash flow. In connection with the plan, SunPower expects between 150 and 250 non-manufacturing employees to be affected, representing approximately 3% of its global workforce, with a portion of those employees exiting from us as part of a voluntary departure program. The changes to the workforce will vary by country, based on local legal requirements and consultations with employee works councils and other employee representatives, as appropriate.
The restructuring activities were substantially complete, and any remaining costs to be incurred were not expected to be material. We have incurred cumulative costs of $5.4 million as of December 29, 2019.
December 2016 Restructuring Plan
During the fourth quarter of fiscal year 2016, SunPower adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of the Philippine-based Fab 2 manufacturing facility. There were charges of $1.8 million related to this plan recorded during fiscal year 2018 and charges during fiscal year 2019 were not material. The restructuring activities were substantially complete as of the second quarter of fiscal year 2018, and any remaining costs to be incurred are not expected to be material. Cumulative costs incurred under this plan were $157.4 million as of December 29, 2019.
Legacy Restructuring Plans
Prior to fiscal year 2016, SunPower implemented approved restructuring plans to align with changes in the global solar market, which included the consolidation of our Philippine manufacturing operations, as well as actions to accelerate operating cost reduction and improve overall operating efficiency. These restructuring activities were substantially complete as of the second quarter of fiscal year 2017, and any remaining costs to be incurred are not expected to be material. Cumulative costs incurred under these plans amounted to $164.3 million as of December 29, 2019.

The following table summarizes the period-to-date restructuring charges by plan recognized in our Consolidated and Combined Statements of Operations:

	Fiscal Year Ended
(In thousands)	January 3, 2021	December 29, 2019	December 30, 2018
February 2018 Restructuring Plan:
Severance and benefits	$—	$(234)	$5,821
Other costs(1)	—	(299)	159
Total February 2018 Restructuring Plan	—	(533)	5,980
December 2016 Plan:
Severance and benefits	—	—	523
Lease and related termination costs	—	—	6
Other costs(1)	—	5	1,309
Total December 2016 Plan	—	5	1,838
Legacy Restructuring Plans:
Severance and benefits	—	—	(282)
Other costs(1)	—	11	230
Total Legacy Plan	—	11	(52)
Total restructuring charges	$—	$(517)	$7,766
(1)Other costs primarily represent associated legal and advisory services, and costs of relocating employees.
The following table summarizes the restructuring reserve movements during fiscal year 2019:

(In thousands)	December 30, 2018	Charges (Benefits)	Recovery (Payments)	December 29, 2019
February 2018 Restructuring Plan:
Severance and benefits	$4,516	$(234)	$(4,062)	$220
Other costs(1)	—	(299)	299	—
Total February 2018 Restructuring Plan	4,516	(533)	(3,763)	220
December 2016 Plan:
Severance and benefits	—	—	—	—
Lease and related termination costs	—	—	—	—
Other costs(1)	—	5	(5)	—
Total December 2016 Plan	—	5	(5)	—
Legacy Restructuring Plans:
Severance and benefits	384	—	(141)	243
Other costs(1)	73	11	(32)	52
Total Legacy Plan	457	11	(173)	295
Total restructuring charges	$4,973	$(517)	$(3,941)	$515
(1)Other costs primarily represent associated legal and advisory services, and costs of relocating employees.
NOTE 9. COMMITMENTS AND CONTINGENCIES
Maxeon as a lessee
We lease certain facilities under non-cancellable operating leases from third parties. As of January 3, 2021 and December 29, 2019, future minimum lease payments for facilities under operating leases were $18.6 million and $28.3 million, respectively, to be paid over the remaining contractual terms of up to 6.2 years. We also lease certain buildings, machinery and equipment under non-cancellable finance leases. As of January 3, 2021 and December 29,

2019, future minimum lease payments for assets under finance leases were $1.6 million and $2.1 million, to be paid over the remaining contractual terms of up to 2.4 years and 3.4 years, respectively. Of the $1.6 million, $0.7 million is included in “Short-term debt” and $0.9 million is included in “Long-term debt” on the Consolidated and Combined Balance Sheets as of January 3, 2021.
We have disclosed quantitative information related to the lease contracts we have entered into as a lessee by aggregating the information based on the nature of the asset such that assets with similar characteristics and lease terms are shown within one single financial statement line item.
The table below presents the summarized quantitative information with regard to lease contracts we have entered into:

	Fiscal Year Ended
(In thousands)	January 3, 2021	December 29, 2019
Operating lease expense	$4,016	$5,119
Cash paid for amounts included in the measurement of lease liabilities
Cash paid for operating leases	$3,556	$5,259
Right-of-use assets obtained in exchange for lease obligations(1)	$4,791	$21,209
Weighted-average remaining lease term (in years) – operating leases	6.2	6.6
Weighted-average discount rate – operating leases	8.7%	9.0%
(1)Amounts for fiscal year 2019 included the transition adjustment for the adoption of ASC 842 and new ROU asset additions. See Note 2. Summary of Significant Accounting Policies.
The following table presents our minimum future rental payments on leases placed in service as of January 3, 2021:

(In thousands)	Operating Leases	Finance Lease
2021	$3,547	$703
2022	$2,767	$711
2023	$2,831	$196
2024	$2,847	$—
2025	$2,097	$—
Thereafter	$4,476	$—
Total lease payments	$18,565	$1,610
Less: imputed interest	$(4,037)	$(12)
Total	$14,528	$1,598

Maxeon as a lessor
We lease certain facilities under operating leases to third parties and an affiliate of SunPower. Some of these leases include an option to extend the lease either at the option of the lessees or upon mutual written agreement of both parties.
The following table presents our minimum future rental receivables on the operating leases as of January 3, 2021:

		Payments Due by Fiscal Year
(In thousands)	Total	2021	2022	2023	2024	2025	Thereafter
Minimum future rental receivable	$10,914	$2,623	$2,623	$2,623	$2,623	$422	$—
Purchase Commitments
We purchase raw materials for inventory and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure goods and services based on specifications defined by us, or that establish parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule or adjust our requirements based on our business needs before firm orders are placed. Consequently, purchase commitments arising from these agreements are excluded from our disclosed future obligations under non-cancellable and unconditional commitments.
We also have agreements with several suppliers, including one of our non-consolidated investees, for the procurement of polysilicon, ingots, and wafers, as well as certain module-level power electronics and related equipment. The agreements specify future quantities and pricing of products to be supplied by one vendor for periods of up to 2 years and provide for certain consequences, such as forfeiture of advanced deposits and liquidated damages relating to previous purchases, in the event that we terminate the arrangements or fail to satisfy our obligations under the agreements.
Future purchase obligations under non-cancellable purchase orders and long-term supply and service agreements as of January 3, 2021 are as follows:

(In thousands)	Fiscal Year 2021	Fiscal Year 2022	Total(1)
Future purchase obligations	$214,845	$125,804	$340,649
(1)Total future purchase obligations comprised of $95.6 million related to non-cancellable purchase orders and $245.0 million related to long-term supply and service agreements.

We expect that all obligations related to non-cancellable purchase orders for manufacturing equipment will be recovered through future cash flows of the solar cell manufacturing lines and solar panel assembly lines when such long-lived assets are placed in service. Factors considered important that could result in an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets, and significant negative industry or economic trends. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials and actual consumption of these ordered materials is regularly compared to expected demand. We anticipate total obligations related to long-term supply agreements for inventories, some of which (in the case of polysilicon) are at purchase prices significantly above current market prices for similar materials available in the market, will be recovered because the quantities required to be purchased are expected to be utilized in the manufacture and profitable sale of solar power products in the future based on our long-term operating plans. Additionally, in order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory in the marketplace at prices below our purchase price, thereby incurring a loss. The terms of the long-term supply agreements are reviewed annually by us and we assess the need for any accruals for estimated losses on adverse purchase commitments, such as lower of cost or net realizable value adjustments that will not be recovered by future sales prices, forfeiture of advanced deposits and liquidated damages, as necessary.
Advances to Suppliers
As noted above, we have entered into agreements with various vendors, and such agreements with one of our vendors are structured as “take or pay” contracts, that specify future quantities and pricing of products to be supplied. Certain agreements also provide for penalties or forfeiture of advanced deposits in the event we terminate the arrangements. Under certain agreements, we were required to make prepayments to the vendors over the terms of the arrangements. As of January 3, 2021 and December 29, 2019, advances to suppliers totaled $92.9 million and $121.4 million, respectively, of which $43.7 million and $107.4 million are classified as “Advances to supplier, current portion” in our Consolidated and Combined Balance Sheets. One supplier accounted for 100% of total advances to suppliers as of January 3, 2021 and December 29, 2019.
Advances from Customers
The estimated utilization of advances from customers included within “Contract liabilities, current portion” and “Contract liabilities, net of current portion” on our Consolidated and Combined Balance Sheets as of January 3, 2021 is as follows:

(In thousands)	Fiscal Year 2021	Fiscal Year 2022	Fiscal Year 2023	Fiscal Year 2024	Thereafter	Total(1)
Estimated utilization of advances from customers	$19,016	$33,075	$—	$—	$—	$52,091
(1) We have entered into other agreements with customers who have made advance payments for solar power products and systems. These advances will be applied as shipments of product occur. In November 2016, SunPower and Total entered into a four-year, up to 200 MW supply agreement to support the solarization of Total facilities (see Note 3. Net Parent Investment and Transactions with SunPower and Total and Total S.A.); in March 2017, we received a prepayment totaling $88.5 million. In February 2020, we entered into an amendment agreement with Total to extend the term of the contract to December 2025. As of January 3, 2021 and December 29, 2019, the advance payment from Total was $42.4 million and $53.0 million, respectively, of which $9.3 million and $17.6 million were classified as short-term in our Consolidated and Combined Balance Sheets, based on projected shipment dates.

Product Warranties
The following table summarizes the product warranty activities for fiscal years 2020 and 2019:

	Fiscal Year
(In thousands)	2020	2019
Balance at the beginning of the period	$37,065	$50,754
Accruals for warranties issued during the period	5,418	10,571
Settlements and adjustments during the period	(11,354)	(24,260)
Balance at the end of the period	$31,129	$37,065
Liabilities Associated with Uncertain Tax Positions
Total liabilities associated with uncertain tax positions were $18.1 million and $12.8 million as of January 3, 2021 and December 29, 2019, respectively. These amounts are included within “Other long-term liabilities” in our Consolidated and Combined Balance Sheets as they are not expected to be paid within the next 12 months. Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement, if any, would be made for our liabilities associated with uncertain tax positions in Other long-term liabilities.
Defined Benefit Pension Plans
Prior to the Spin-off, SunPower maintained defined benefit pension plans for certain of our employees and they continue to be part of these pension plans after the Spin-off and the maintenance of such defined benefit pension plans has been transferred to the Company. Benefits under these plans are generally based on an employee’s years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances. The funded status of the pension plans, which represents the difference between the benefit obligation and fair value of plan assets, is calculated on a plan-by-plan basis. We have elected to measure plan assets and benefit obligation using the month-end that is closest to our fiscal year-end. The benefit obligation and related funded status are determined using assumptions as of the end of each fiscal year. We recognize the overfunded or underfunded status of our pension plans as an asset or liability on our Consolidated and Combined Balance Sheets. As of January 3, 2021 and December 29, 2019, the underfunded status of our pension plans presented within “Other long-term liabilities” on our Consolidated and Combined Balance Sheets was $3.0 million. The impact of transition assets and obligations and actuarial gains and losses are recorded within “Accumulated other comprehensive loss” and are generally amortized as a component of net periodic cost over the average remaining service period of participating employees. We recorded a gain of $0.3 million for fiscal year 2020, a loss of $1.9 million for fiscal year 2019 and a gain of $1.6 million for fiscal year 2018 related to our benefit plans.
Our entity in Philippine has a tax qualified defined benefit plan covering its regular employees. Under the plan, all employees of the entity who have not reached the age of 60 are qualified and become automatically members of the plan.
The Fund is administered by a trustee bank, under a Trust Agreement, designated by the Philippine’s subsidiary acting through the Retirement Committee. The Trustee shall have administrative control over the management of the Fund, and shall be vested with all powers, authority and discretion necessary or expedient for that purpose, in addition to any express powers conferred by the Trust Agreement. The Trustee may adopt and prescribe such rules and regulations as are necessary for the efficient administration of the Fund, provided such are not inconsistent with the Rules and Regulations of the Retirement Plan.
Under the existing regulatory framework in Philippine, it requires a provision for retirement pay to qualified private sector employees in the absence of any retirement plan in the entity, provided however that the employee’s retirement benefits under any collective bargaining and other agreement shall not be less than those provided under the law. The law does not requirement minimum funding of the plan.

Indemnifications
In the ordinary course of business, the Company enters into contractual arrangements under which the Company may agree to indemnify a third party to such arrangement from any losses incurred relating to the services they perform on behalf of the Company or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. Historically, payments made related to these indemnifications have been immaterial.
Similarly, the Company enters into contractual arrangements under which SunPower or other third parties agrees to indemnify the Company for certain litigation and claims to which we are a party. As the exposure related to these claims are directly attributable to the Company’s historical operations, the Company has recognized a receivable from SunPower in the amount of $1.9 million as of January 3, 2021, consistent with the Company’s recognition and measurement principles and assumptions. The Company has also separately recognized a receivable for the indemnity provided by Total of $1.1 million as of December 29, 2019. This receivable is recognized utilizing the same recognition and measurement principles and assumptions that were used to measure the liability. The receivable were received during the year. The receivable balances are recorded in “Prepaid expenses and other current assets” in the Consolidated and Combined Balance Sheets.
Legal Matters
We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations. In addition, under the Separation and Distribution Agreement entered into with SunPower in connection with the Spin-off, SunPower indemnifies us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims and an offsetting receivable from SunPower are reflected on our Consolidated and Combined Balance Sheets as of January 3, 2021 and December 29, 2019. Please refer to Note 3. Net Parent Investment and Transactions with SunPower and Total and Total S.A
NOTE 10. EQUITY INVESTMENTS
Our equity investments consist of equity method investments and equity investments without readily determinable fair value.
Equity Method Investments
Huansheng Photovoltaic (Jiangsu) Co., Ltd (“Huansheng”)
In March 2016, SunPower entered into an agreement with Dongfang Electric Corporation and TZS. to form Huansheng Photovoltaic (Jiangsu) Co., Ltd., a jointly owned solar cell manufacturing facility to manufacture our Performance line modules in China. The joint venture is based in Yixing City in Jiangsu Province, China. In March 2016, we made an initial $9.2 million investment for a 15% equity ownership interest in the joint venture, which was accounted for under the cost method. In February 2017, we invested an additional $9.0 million which included an investment of $7.7 million and reinvested dividends of $1.3 million, bringing our equity ownership to 20% of the joint venture. In February and April 2018, we invested an additional $6.3 million and $7.0 million (net of $0.7 million of dividends reinvested), respectively, maintaining our equity ownership at 20% of the joint venture.
We have concluded that we are not the primary beneficiary of the joint venture because, although we are obligated to absorb losses and has the right to receive benefits, we alone do not have the power to direct the activities of the joint venture that most significantly impact its economic performance. We account for our investment in the joint venture using the equity method because we are able to exercise significant influence over the joint venture due to our board position. The Company is not contractually obligated to provide additional funding to the joint venture and therefore, the maximum exposure to loss is restricted to the carrying amount of the investment as disclosed on the Consolidated and Combined Balance Sheets.

Huaxia CPV (Inner Mongolia) Power Co., Ltd. (“CCPV”)
In December 2012, SunPower entered into an agreement with Tianjin Zhonghuan Semiconductor Co. Ltd., Inner Mongolia Power Group Co. Ltd. and Hohhot Jinqiao City Development Company Co., Ltd. to form CCPV, a jointly owned entity to manufacture and deploy our low-concentration PV (“LCPV”) concentrator technology in Inner Mongolia and other regions in China. CCPV is based in Hohhot, Inner Mongolia. The establishment of the entity was subject to approval of the Chinese government, which was received in the fourth quarter of fiscal year 2013. In December 2013, we made a $16.4 million equity investment in CCPV, for a 25% equity ownership.
We have concluded that we are not the primary beneficiary of CCPV because, although we are obligated to absorb losses and have the right to receive benefits, we alone do not have the power to direct the activities of CCPV that most significantly impact its economic performance. We account for our investment in CCPV using the equity method because we are able to exercise significant influence over CCPV due to our board position. Due to changes in certain facts and circumstances, in fiscal year 2017, we impaired the entire amount of this investment.
Equity Investments without Readily Determinable Fair Value
Deca Technologies, Inc.
In September 2010, SunPower entered into an agreement to purchase preferred shares of Deca Technologies, Inc., a subsidiary of Cypress Semiconductor, that commercializes a proprietary electronic system interconnect technology. The investment was intended to monetize our intellectual property and capabilities in an adjacent field and potential co-development opportunities in the future. Pursuant to the share purchase agreement, we are entitled to certain liquidation and conversion rights of holders of such preferred shares. Concurrent with the purchase agreement, we also entered into a lease and facility service agreement and license agreement. During fiscal year 2020, in connection with an equity transaction with a third-party investor, the Company agreed to give up the liquidation and conversion rights in exchange for two transactions which increased the equity ownership to 8%, together with a cash dividend of $2.5 million representing a return of capital. In addition, we recorded a gain of $1.3 million related to an increase in the fair value of our investment, based on observable market transactions with the third-party investor. The gain is presented within “Other, net” on our Consolidated and Combined Statements of Operations. As of January 3, 2021 and December 29, 2019, our total equity investment in Deca Technologies, Inc. was $4.0 million and $5.2 million, respectively.
Hohhot Huanju New Energy Development Co. Ltd. (“Hohhot”)
In November 2015, SunPower entered into an agreement with Zhonghuan Energy (Inner Mongolia) Co. Ltd and another investor to form Hohhot Huanju New Energy Development Co. Ltd, a jointly owned entity to develop, construct and operate a photovoltaic station up to 300 MW. Hohhot is based in Hohhot, Inner Mongolia. In December 2017, we made a $2.7 million equity investment in Hohhot, for a 4.6% equity ownership. During fiscal year 2020, we disposed the entire equity ownership in Hohhot to Zhonghuan Energy (Inner Mongolia) Co. Ltd at a consideration of RMB 21.9 million (equivalent to $3.2 million), determined based on valuation of Hohhot’s net assets and we recorded a gain of $0.5 million. This gain is presented within “Other, net” on our Consolidated and Combined Statements of Operations.

	As of
(In thousands)	January 3, 2021	December 29, 2019
Equity method investment	$25,707	$26,533
Equity investments without readily determinable fair value	4,000	7,860
Total equity investments	$29,707	$34,393

Related-party transactions with Huansheng are as follows:

	As of
(In thousands)	January 3, 2021	December 29, 2019
Accounts payable	$35,477	$62,811
Accrued liabilities	4,943	3,679

	Fiscal Year Ended
(In thousands)	January 3, 2021	December 29, 2019
Payments made to investee for products/services	$267,247	$295,415
Variable Interest Entities (“VIE”)
A VIE is an entity that has either (i) insufficient equity to permit the entity to finance its activities without additional subordinated financial support, or (ii) equity investors who lack the characteristics of a controlling financial interest. Under ASC 810, Consolidation, an entity that holds a variable interest in a VIE and meets certain requirements would be considered to be the primary beneficiary of the VIE and is required to consolidate the VIE in its consolidated financial statements. In order to be considered the primary beneficiary of a VIE, an entity must hold a variable interest in the VIE and have both:
•The power to direct the activities that most significantly impact the economic performance of the VIE; and
•The right to receive benefits from, or the obligation to absorb losses of the VIE that could be potentially significant to the VIE.
We follow guidance on the consolidation of VIEs that requires companies to utilize a qualitative approach to determine whether it is the primary beneficiary of a VIE. The process for identifying the primary beneficiary of a VIE requires consideration of the factors that indicate a party has the power to direct activities that most significantly impact the investees' economic performance, including powers granted to the investees' governing board and, to a certain extent, a company's economic interest in the investee. We analyze our investments in VIEs and classify them as either:
•A VIE that must be consolidated because we are the primary beneficiary or the investee is not a VIE and we hold the majority voting interest with no significant participative rights available to the other partners; or
•A VIE that does not require consolidation because we are not the primary beneficiary or the investee is not a VIE and we do not hold the majority voting interest.
As part of the above analysis, if it is determined that we have the power to direct the activities that most significantly impact the investees' economic performance, we consider whether or not we have the obligation to absorb losses or rights to receive benefits of the VIE that could potentially be significant to the VIE.

Consolidated VIE
To comply with local government laws in the Philippines, SPML Land, Inc. (“SPML Land”) was formed on July 20, 2006 to own land, buildings and equipment that is leased by SPML Land to SunPower Philippines Manufacturing Limited (“SPML”), which is a subsidiary of the Company. SPML owns 40% equity interest in SPML Land and certain SPML employees own the remaining 60% equity interest in SPML Land. Financing for the capital expenditure of SPML Land is provided by SPML.
Based on the relevant accounting guidance summarized above, we have concluded that we are the primary beneficiary as we have the power to direct the activities that significantly impact its economic performance and we have exposure to significant profits or losses, and as such, we consolidate the entity.

The aggregate carrying amounts of the total assets and total liabilities of SPML Land as of January 3, 2021 were $21.4 million and $9.9 million, respectively.
NOTE 11. DEBT AND CREDIT SOURCES
Convertible debt
On July 17, 2020, Maxeon issued $200.0 million aggregate principal amount of its 6.5% Green
Convertible Senior Notes due 2025 (“Green Convertible Notes”), if not earlier repurchased or converted. The Green Convertible Notes are senior, unsecured obligations of Maxeon and will accrue regular interest at a rate of 6.5% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021. Upon satisfaction of the relevant conditions, the Green Convertible Notes will be convertible into the common stock of Maxeon at an initial conversion price of $18.19 per ordinary shares and an initial conversion rate of 54.9611 ordinary shares for $1,000 principal amount of Green Convertible Notes. The conversion rate and conversion price will be subjected to adjustment in specified circumstances. We will settle conversions by paying or delivering, as applicable, cash, ordinary shares of the Company or a combination of cash and ordinary shares of Maxeon, at our election. The Green Convertible Notes will be also redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option at any time, and from time to time, on or after July 17, 2023 and on or before the 60th scheduled trading day immediately before the maturity date, but only if the last reported sale price per ordinary share of Maxeon exceeds 130% of the conversion price for a specified period of time. In addition, the Green Convertible Notes will be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the Indenture), noteholders may require Maxeon to repurchase their Green Convertible Notes for cash. The repurchase price will be equal to the principal amount of the Green Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date. The Green Convertible Notes is classified as a financial instrument that has both an equity and liability component. The liability component is recorded at fair value on initial recognition with the residual accounted for in equity. Subsequently, the liability portion is recorded at amortized cost.

As at January 3, 2021, the net carrying amount of this outstanding debt was $135.1 million, recorded in “Convertible debt” on the Consolidated and Combined Balance Sheets. The fair value of the Green Convertible Notes as at January 3, 2021, was $325.1 million, determined using Level 2 inputs based on market prices as reported by an independent pricing source and the face value of the debt is $200.0 million. Included in the net carrying amount of the Green Convertible Notes is the unamortized discount of $53.8 million, to be amortized over a term of the note until 2025, based on an effective interest rate of 15.7% and the unamortized debt issuance cost of $11.1 million. The interest expense arising from the convertible note that is recorded in the Consolidated and Combined Statements of Operation is $10.4 million for fiscal year 2020.

As at January 3, 2021, the if-converted value of the Green Convertible Notes exceeds the outstanding principal amount by $111.9 million.

Physical Delivery Forward
On July 17, 2020 and in connection with the issuance of the Green Convertible Notes, the Company entered into a privately negotiated forward-starting physical delivery forward transaction (the “Physical Delivery Forward”) with Merrill Lynch International (the “Physical Delivery Forward Counterparty”), with respect to approximately $60.0 million worth of ordinary shares (the “Physical Delivery Maxeon Shares”), pursuant to which the Physical Delivery Forward Counterparty agreed to deliver the Physical Delivery Maxeon Shares to Maxeon or a third-party trustee designated by Maxeon for no consideration at or around the maturity of the Green Convertible Notes subject to the conditions set forth in the agreements governing the Physical Delivery Forward. The Physical Delivery Forward became effective on the first day of the 15 consecutive trading days commencing on September 9, 2020 and ended on September 29, 2020 (the “Note Valuation Period”).

The Company filed a registration statement on Form F-3 with the SEC on September 2, 2020. On September 9, 2020, Maxeon filed a final prospectus supplement related to the offering of up to $60.0 million of its ordinary shares in connection with the Physical Delivery Forward. Up to Note Valuation date on September 29, 2020, we issued and sold $58.5 million out of the approximately $60.0 million worth of shares in the Physical Delivery Forward, representing 3.8 million shares issued with the weighted average underwritten price of $15.40. During the Note Valuation Period, the Physical Delivery Forward was a liability classified financial instrument that is remeasured to fair value as it represents a net cash settled provision that is akin to an obligation to repurchase the Company's stock. At the end of the Note Valuation Period, the carrying amount of the Physical Delivery Forward was $64.1 million and a gain of $8.5 million was recorded in Other income (expense), net in the Consolidated and Combined Statements of Operations. The fair value of the Physical Delivery Forward was affected by the Company’s share price and other factors impacting the valuation model. This was subsequently reclassified to equity after remeasurement, at the end of the Note Valuation Period, and thereafter will not be subsequently remeasured.

Prepaid Forward
On July 17, 2020 and in connection with the issuance of the Green Convertible Notes, Maxeon entered into a privately negotiated forward-starting forward share purchase transaction (the “Prepaid Forward”) with Merrill Lynch International (the “Prepaid Forward Counterparty”), pursuant to which Maxeon will repurchase approximately $40.0 million worth of ordinary shares, subject to the conditions set forth therein, including receipt of required shareholder approvals on an annual basis.
The Prepaid Forward became effective on the first day of the Note Valuation Period. The number of ordinary shares of Maxeon to be repurchased under the Prepaid Forward is determined based on the arithmetic average of the volume-weighted average prices per ordinary share of Maxeon over the Note Valuation Period, subject to a floor price and subject under Singapore law to a limit in aggregate of no more than 20% of the total number of ordinary shares in Maxeon’s capital as of the date of the annual shareholder repurchase approval (calculated together with the number of ordinary shares to be repurchased in connection with the Physical Delivery Forward), and Maxeon will prepay the purchase price for the Prepaid Forward in cash using a portion of the net proceeds from the sale of the Green Convertible Notes. Under the terms of the Prepaid Forward, the Prepaid Forward Counterparty will be obligated to deliver the number of ordinary shares of Maxeon underlying the transaction to Maxeon which is 2.5 million shares, or pay cash to the extent Maxeon fails to provide to Prepaid Forward Counterparty evidence of a valid shareholder authorization, on or shortly after the maturity date of the Green Convertible Notes, subject to the ability of the Prepaid Forward Counterparty to elect to settle all or a portion of the transaction early.
The Prepaid Forward is classified as an asset and remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings as the contract includes provisions that could require cash settlement. As of January 3, 2021, the carrying amount of the Prepaid Forward is $66.7 million and is recognized as Other long-term assets in the Consolidated and Combined Balance Sheets. The remeasurement to fair value for fiscal year 2020 was a gain of $29.7 million and recorded as Other income (expense), net in the Consolidated and Combined Statements of Operations. The fair value of the Prepaid Forward is affected by the Company’s share price and other factors impacting the valuation model.

Other Debt and Credit Sources
In 2019, SunPower entered into a Master Buyer Agreement, which entitles us to financing through HSBC Bank Malaysia Berhad to settle our outstanding vendor obligations. The agreement entitled us to combined financing of $25.0 million at an interest rate of 1.4% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. As of December 29, 2019, the face value of this outstanding debt was $22.0 million recorded in “Short-term debt” on the Consolidated and Combined Balance Sheets. This facility was terminated prior to the Spin-off.

In June 2018, SunPower entered into a Revolving Credit agreement which entitles us to import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. As at January 3, 2021 and December 29, 2019, the outstanding amount and face value of this outstanding debt was $47.7 million and $37.7 million respectively. The total amount is recorded in “Short-term debt” on the Consolidated and Combined Balance Sheets and will mature in fiscal year 2021. During the fiscal years 2020 and 2019, the Company recorded interest expense of $1.0 million and $1.7 million, respectively, related to this debt, which is reported as interest expense on the Consolidated and Combined Statements of Operations.
On July 14, 2020, certain of our subsidiaries entered into the following debt facilities with a syndicate of lenders (the “Bank Facilities”):
•a $55.0 million term loan facility available to SunPower Philippines Manufacturing Ltd. (the “Philippines Term Loan”), which is a subsidiary of Maxeon;
•a $50.0 million working capital facility available to Maxeon (the “Singapore Working Capital Facility”); and
•$20.0 million term loan facility available to Maxeon (the “Singapore Term Loan” and, together with the Philippines Term Loan, the “Term Loans”).
Each of the Bank Facilities mature and are repayable in full on July 14, 2023 (the “Termination Date”), subject to debt covenants and conditions that may limit our ability to access some or all of the funds under these facilities.
The Singapore Working Capital Facility, bears interest at a rate of LIBOR plus 3.75% per annum, is available to be drawn through the date falling one month prior to the Termination Date. The Term Loans are available to be drawn by the relevant borrowers for a period of twelve months after the Spin-off and will be repayable, in equal quarterly installments over the 18-month period preceding the applicable maturity date. The Term Loans bear interest at a rate of LIBOR plus 3.90% per annum which is subjected to incremental adjustment as below, provided we meet all conditions stipulated for the Term loans of:
•0.5% per annum from July 14, 2020 to the date falling 90 days after fulfilling the initial conditions; and
•0.75% per annum thereafter.
As of January 3, 2021, we have not drawn down on the Bank Facilities. We may not be able to meet the financial covenants underlying the Bank Facilities which would limit our ability to draw under these facilities. We intend to either renegotiate the Bank Facilities or seek to raise additional financing on more favorable terms. During fiscal year 2020, the Company recorded the related debt issuance cost of $9.2 million, in “Prepaid expense and other current assets” on the Consolidated and Combined Balance Sheets, and the charge to earnings of $1.7 million which is reported as “Interest expense” on the Consolidated and Combined Statements of Operations.

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS
The following tables present information about our hedge instruments measured at fair value on a recurring basis as of January 3, 2021 and December 29, 2019 all of which utilize Level 2 inputs under the fair value hierarchy:

(In thousands)	Balance Sheet Classification	January 3, 2021	December 29, 2019
Assets:
Derivatives designated as hedging instruments:
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	$328	$514

Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	$1,669	$488
		$1,997	$1,002

Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward exchange contracts	Accrued liabilities	$—	$461
Foreign currency option contracts	Accrued liabilities	2,814	922
		$2,814	$1,383
Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Accrued liabilities	$157	$579
		$2,971	$1,962

	January 3, 2021
			Gross Amounts Not Offset in the Consolidated Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$1,997	$1,997	$1,997
Derivative liabilities	2,971	2,971	2,971

	December 29, 2019
			Gross Amounts Not Offset in the Combined Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$1,002	$1,002	$1,002
Derivative liabilities	1,962	1,962	1,962

We recorded a gain of $3.0 million, a loss of $1.7 million, and nil on these derivative instruments during fiscal year 2020, 2019 and 2018 respectively under “Other, net” in the Consolidated and Combined Statements of Operations.
As of December 29, 2019, there was a cumulative loss of $1.3 million recorded in “Accumulated Other Comprehensive Loss” (“OCL”) in connection with the derivatives designated as cash flow hedges. During fiscal year 2020, we recognized an unrealized loss of $2.6 million and reclassified $3.4 million of loss from OCL to profit or loss, with a net gain on derivatives of $0.8 million in the OCL. As of January 3, 2021, the cumulative loss in OCL for the derivatives was $0.5 million.
We classify cash flows related to derivative financial instruments as operating activities in our Consolidated and Combined Statements of Cash Flows
Foreign Currency Exchange Risk
Designated Derivatives Hedging Cash Flow Exposure
Our cash flow exposure primarily relates to anticipated third-party foreign currency revenues and expenses. We derive a portion of our revenues in foreign currencies, predominantly in Euros, as part of our ongoing business operations. In addition, a portion of our assets are held in foreign currencies. We enter into foreign currency forward contracts and option contracts designated as cash flow hedges to hedge certain forecasted revenue transactions denominated in currencies other than our functional currency. Our foreign currency forward and option contracts are entered into for periods consistent with the related underlying exposures and do not constitute positions that are independent of those exposures.

As of January 3, 2021, we had designated outstanding cash flow hedge option contracts with a notional value of $125.7 million. We designate either gross external or intercompany revenue up to our net economic exposure. These derivatives have a maturity of six months or less. The effective portion of these cash flow hedges is reclassified into revenue when third-party revenue is recognized in our Consolidated and Combined Statements of Operations.
Non-Designated Derivatives Hedging Transaction Exposure
Derivatives not designated as hedging instruments consist of forward and option contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. Changes in exchange rates between our subsidiaries’ functional currencies and the currencies in which these assets and liabilities are denominated can create fluctuations in our reported combined financial position, results of operations and cash flows. As of January 3, 2021, to hedge balance sheet exposure, we held foreign currency forward contracts with an aggregate notional value of $44.8 million. These foreign currency forward contracts have maturity of two months or less. As of December 29, 2019, to hedge balance sheet exposure, we held foreign currency forward contracts with an aggregate notional value of $17.5 million. These contracts matured in January 2020.
Credit Risk
Our option and forward contracts do not contain any credit-risk-related contingent features. We are exposed to credit losses in the event of nonperformance by the counterparties to these option and forward contracts. We enter into derivative contracts with high-quality financial institutions and limit the amount of credit exposure to any single counterparty. In addition, we continuously evaluate the credit standing of our counterparties.
NOTE 13. INCOME TAXES
Prior to Spin-off, the Company’s income tax expense and deferred tax balances have been calculated on a separate return basis as if the Company filed its own tax returns, although its operations have been included in SunPower’s U.S. federal, state and non-U.S. tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Company were a separate taxpayer and a standalone enterprise for the period presented.

(Provision for) Benefit from Income Taxes
The components of current and deferred income tax expense reflected in the Consolidated and Combined Statements of Operations are as follows:

	Fiscal Year
(In thousands)	2020	2019	2018
(Provision for) Benefit from income taxes:
Current tax expense	$(12,644)	$(9,305)	$(5,434)
Deferred tax benefit (expense)	517	(817)	6,484
(Provision for) Benefit from income taxes	$(12,127)	$(10,122)	$1,050
The (provision for) benefit from income taxes differs from the amounts obtained by applying the statutory Singapore tax rate of 17% (2019 and 2018: U.S. statutory tax rate of 21%) to income before taxes as shown below:

	Fiscal Year
(In thousands)	2020	2019	2018
Statutory rate	17%	21%	21%
Tax benefit at statutory rate	$21,367	$33,819	$126,459
Foreign tax rate differential	(19,356)	1,116	(21,914)
Foreign income inclusion in the U.S.	—	(4,366)	(48,998)
Change in valuation allowance	(10,431)	(38,627)	(56,553)
Unrecognized tax (expense) benefits	(3,896)	(2,424)	1,187
Other	189	360	869
(Provision for) Benefit from income taxes	$(12,127)	$(10,122)	$1,050
Tax incentives include a 5% preferential tax rate on gross income attributable to activities covered by Philippines Economic Zone Authority registrations in the Philippines. The Philippine net income attributable to all other activities will be taxed at the statutory Philippines corporate income tax rate, currently 30%. The earlier income tax holiday in the Philippines, granted for manufacturing lines, has since ended on January 1, 2020.
Maxeon Malaysia enjoys a tax holiday in Malaysia where we manufacture our solar power products, subject to certain terms and conditions imposed by the Malaysia Investment Development Authority. The current tax holiday in Malaysia was granted to our former joint venture AUOSP (now a wholly owned subsidiary). It reduces the tax rate from 24% to 0% (through June 2021 when the incentive would be subjected to review).
In 2020, Maxeon Singapore received a Development and Expansion Incentive - International Headquarters Award (“DEI-IHQ”) from the Singapore Economic Development Board (“EDB”). The incentive will take effect subsequent to fiscal year 2020 and will allow qualifying activities to be taxed at a concessionary tax rate, subject to certain terms and conditions imposed by EDB. All other non-qualifying income will be taxed at the statutory Singapore corporate income tax rate of 17%.
As part of the 2019 Federal Act and Tax Reform and AHV Financing in Switzerland, privileged corporate tax regimes on auxiliary companies in Switzerland will no longer be applicable from January 1, 2020 onwards. Hence, any prior preferential tax rate enjoyed on the auxiliary company status in Switzerland, where we sell our solar power products, was no longer valid. Starting January 1, 2020, our Swiss subsidiary is taxed at an effective tax rate of 14%.

Deferred Tax Assets and Liabilities
Long-term deferred tax assets and liabilities are presented in the Consolidated and Combined Balance Sheets as follows:

	As of
(In thousands)	January 3, 2021	December 29, 2019
Deferred tax assets:
Net operating loss carryforward(1)	$19,659	$142,052
Reserves and accruals	7,766	21,272
Fixed assets	40	1,684
Stock-based compensation—stock deductions	—	3,429
Total deferred tax assets	27,465	168,437
Valuation allowance(1)	(16,795)	(152,654)
Total deferred tax assets, net of valuation allowance	10,670	15,783
Deferred tax liabilities:
Intangible assets and accruals	(1,050)	(7,193)
Total deferred tax liabilities	(1,050)	(7,193)
Net deferred tax assets	$9,620	$8,590

(1)The federal and California state net operating losses from fiscal year 2019 will not be available to be carried forward because the U.S. corporation that generated them is no longer part of the Maxeon group and a valuation allowance was recorded in fiscal year 2019.
The Company’s deferred tax assets primarily relate to timing differences and net operating losses in Singapore, France, Malta, South Africa, Spain and Italy. The foreign net operating losses can be carried forward indefinitely and are available for offset against future tax liabilities.
Valuation Allowance
Valuation allowance is related to deferred tax assets in Singapore, Malta, South Africa and Spain and was determined by assessing both positive and negative evidence. In determining whether it is more likely than not that deferred tax assets are recoverable, the assessment is required to be done on a jurisdiction by jurisdiction basis; we believe that sufficient uncertainty exists with regard to the realizability of these assets such that a valuation allowance is necessary. Factors considered in providing a valuation allowance include the lack of a significant history of consistent profits, the lack of consistent profitability in the solar industry, the limited capacity of carrybacks to realize these assets, and other factors. Based on the absence of sufficient positive objective evidence, we are unable to assert that it is more likely than not that we will generate sufficient taxable income to realize net deferred tax assets. Should we achieve a certain level of profitability in the future, we may be able to reverse the valuation allowance which would result in a non-cash income statement benefit. The decrease in consolidated valuation allowance during fiscal year 2020 was $135.9 million. This is because the U.S. corporation that gave rise to the valuation allowance in fiscal year 2019 is no longer part of the Maxeon group. This was offset by an increase in other foreign valuation allowance during fiscal year 2020 of $10.4 million.
Unrecognized Tax Benefits
Current accounting guidance contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits during fiscal years 2020 and 2019 is as follows:

	Fiscal Year Ended
(In thousands)	January 3, 2021	December 29, 2019
Balance at beginning of period	$33,502	$32,119
Additions for tax positions related to the current year	10,839	2,380
Reductions for tax positions from prior years/statute of limitations expirations	(5,301)	(388)
Foreign exchange loss (gain)	466	(609)
Balance at end of the period	$39,506	$33,502
The unrecognized tax benefits for fiscal years 2020 and 2019 are $39.5 million and $33.0 million, respectively, that if recognized, would impact our effective tax rate. Certain components of the unrecognized tax benefits are recorded against deferred tax asset balances.
We believe that events that could occur in the next 12 months and cause a change in unrecognized tax benefits include, but are not limited to, the following:
•commencement, continuation or completion of examinations of our tax returns by foreign taxing authorities; and
•expiration of statutes of limitation on our tax returns.
The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Uncertainties include, but are not limited to, the impact of legislative, regulatory and judicial developments, transfer pricing and the application of withholding taxes. We regularly assess our tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which we do business. We determined that an estimate of the range of reasonably possible change in the amounts of unrecognized tax benefits within the next 12 months cannot be made.
Classification of Interests and Penalties
We accrue interest and penalties on tax contingencies which are classified as “Provision for income taxes” in our Consolidated and Combined Statements of Operations. Accrued interest as of January 3, 2021 and December 29, 2019 was $0.6 million and $0.9 million, respectively. Accrued penalties were $0.8 million as of January 3, 2021 and nil as of December 29, 2019.
Tax Years and Examination
Tax returns are filed in each jurisdiction in which we are registered to do business. In many countries in which we file tax returns, a statute of limitations period exists. After the statute of limitations period expires, the respective tax authorities may no longer assess additional income tax for the expired period. Similarly, we are no longer eligible to file claims for refund for any tax that we may have overpaid. The following table summarizes our major tax jurisdictions and the tax years that remain subject to examination by these jurisdictions as of January 3, 2021:

Tax Jurisdictions	Tax Years
Switzerland	2015 and onward
Philippines	2010 and onward
Malaysia	2013 and onward
France	2017 and onward
Italy	2016 and onward
We are under tax examinations in Malaysia, Philippines, France, Italy. We do not expect the examinations to result in a material assessment outside of existing reserves. If a material assessment in excess of current reserves results, the amount that the assessment exceeds current reserves will be a current period charge to earnings.
NOTE 14. COMMON STOCK
Common Stock
Voting Rights - Common Stock
All common stockholders are entitled to one vote per share on all matters submitted to be voted on by our stockholders.
Dividends - Common Stock
All common stockholders are entitled to receive equal per share dividends when and if declared by the Board of Directors. Certain of our debt agreements place restrictions on us and our subsidiaries’ ability to pay cash dividends.
Shares Reserved for Future Issuance Under Equity Compensation Plans
We had shares of common stock reserved for future issuance as follows:

As of
(In thousands)	January 3, 2021
Equity compensation plans	2,533
NOTE 15. NET LOSS PER SHARE
We calculate basic net loss per share by dividing earnings allocated to common stockholders by the basic weighted-average number of common shares outstanding for the period. Shares issued in connection with the Physical Delivery Forward are excluded for the purpose of calculating net loss per share after its reclassification from liability to equity at the end of the Note Valuation Period as this constitutes a share lending arrangement. Diluted weighted-average shares is computed using basic weighted-average number of common shares outstanding plus any potentially dilutive securities outstanding during the period using the treasury-stock-type method and the if-converted method, except when their effect is anti-dilutive. Potentially dilutive securities include stock options, restricted stock units, and the outstanding Green Convertible Notes. The following table presents the calculation of basic and diluted net loss per share attributable to stockholders:

	Fiscal Year Ended
(In thousands, except per share data)	January 3, 2021	December 29, 2019	December 30, 2018
Net loss:
Net loss attributable to stockholders	(142,631)	(183,059)	(603,814)

Number of shares:
Basic and diluted weighted-average common shares(1), (2)	24,502	21,265	21,265

Basic and diluted net loss per share(1), (2)	(5.82)	(8.61)	(28.39)

(1)Basic and diluted loss per share for fiscal years 2019 and 2018 were calculated assuming the numbers of shares issued as part of the Spin-off to provide comparative figures to fiscal year 2020 results.

(2)As a result of our net loss attributable to stockholders for fiscal year 2020, the inclusion of all potentially dilutive restricted stock units, and common shares under the Green Convertible Notes would be anti-dilutive. Therefore, these were excluded from the computation of the weighted-average shares for diluted net loss per share.
NOTE 16. STOCK-BASED COMPENSATION
Prior to the Spin-off, certain of the Company’s employees participated in stock-based compensation plans sponsored by SunPower. SunPower’s stock-based compensation plans include incentive compensation plans. Certain awards granted under the plans were based on SunPower’s common shares and, as such, are not in the Company’s Consolidated and Combined Statements of Equity. Stock-based compensation expense include expense attributable to the Company based on the awards and terms previously granted to the Company’s employees and an allocation of SunPower’s corporate and shared functional employee expenses.
Subsequent to the Spin-off on August 26, 2020 and in accordance with the employee matters agreement entered with SunPower, certain adjustments were made to the unvested restricted stock-based compensation awards with the intention of preserving the intrinsic value of the awards prior to the Spin-off. Unvested restricted stock unit awards and performance-contingent awards have been adjusted to provide holders with restricted stock units awards and performance-contingent awards under the Company’s stock-based compensation plans.
The modification resulted in an issuance of 1.2 million shares to the employees of Maxeon in replacement of 2.1 million of unvested shares under SunPower’s Plan, with no changes to other terms of the original grant. There was no incremental compensation charge in relation to the modification.
Equity Incentive Programs
SunPower’s Stock-based Incentive Plans
During fiscal years 2020 and 2019, SunPower had two stock incentive plans applicable to our employees: (i) the Third Amended and Restated 2005 SunPower Corporation Stock Incentive Plan (“2005 Plan”) and (ii) the SunPower Corporation 2015 Omnibus Incentive Plan (“2015 Plan”). The 2005 Plan was adopted by SunPower’s Board of Directors in August 2005 and was approved by stockholders in November 2005. The 2015 Plan, which subsequently replaced the 2005 Plan, was adopted by SunPower’s Board of Directors in February 2015, and was approved by its stockholders in June 2015. On November 13, 2018, SunPower filed post-effective amendments to registration statements associated with the 2005 Plan, among others, to deregister shares no longer required to be registered for issuance under those plans, as no new awards had been made and all options had been exercised or had expired.

The 2015 Plan allows for the grant of options, as well as grant of stock appreciation rights, restricted stock grants, restricted stock units and other equity rights. The 2015 Plan also allows for tax withholding obligations related to stock option exercises or restricted stock awards to be satisfied through the retention of shares otherwise released upon vesting. The 2015 Plan includes an automatic annual increase mechanism equal to the lower of three percent of the outstanding shares of all classes of SunPower’s common stock measured on the last day of the immediately preceding fiscal year, 6 million shares, or such other number of shares as determined by SunPower’s Board of Directors. In fiscal year 2015, SunPower’s Board of Directors voted to reduce the stock incentive plan’s automatic increase from 3% to 2%. Under the 2015 Plan, the restricted stock grants and restricted stock units typically vest in equal installments annually over three years or four years.
The majority of shares issued are net of the minimum statutory withholding requirements that SunPower paid on behalf of our employees. During fiscal years 2020, 2019 and 2018, SunPower withheld 0.1 million, 0.2 million and 0.2 million shares to satisfy the employees’ tax obligations, respectively. SunPower paid such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.
Maxeon’s Stock-based Incentive Plans
On August 3, 2020, the Board of Maxeon adopted 2020 Omnibus Incentive Plan (“2020 Plan”) which was approved by SunPower, the sole shareholder prior to the Spin-off, on August 4, 2020. The 2020 Plan allows for the grant of awards representing the right to acquire, or based on the value of, Maxeon’s ordinary shares (“Maxeon Shares”), and includes non-statutory share options, share appreciation rights, restricted shares, restricted share units, and cash-based incentive awards. Replacement awards may also be granted under the Plan in substitution of awards of common stock of SunPower Corporation held by certain participants whose employment will be transferred to Maxeon. The 2020 Plan includes an automatic annual increase mechanism equal to three percent of the number of outstanding Maxeon Shares of all classes of Maxeon on the last day of the immediately preceding fiscal year or by a small number determined by the Board. Under the 2020 Plan, the restricted stock units typically vest in equal installments annually over four years.
The majority of shares issued are net of the minimum statutory withholding requirements that Maxeon pays on behalf our employees. During fiscal year 2020, Maxeon withheld 1,393 shares to satisfy the employees’ tax obligations. Maxeon pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.
The following table summarizes the stock-based compensation expense by line item in the Consolidated and Combined Statements of Operations:

	Fiscal Year Ended
(In thousands)	January 3, 2021	December 29, 2019	December 30, 2018
Cost of revenue	$2,080	$1,642	$2,605
Research and development	1,217	1,880	2,519
Sales, general and administrative	3,953	3,613	3,456
Total stock-based compensation expense	$7,250	$7,135	$8,580

The following table summarizes the non-vested restricted stock units' activities under the 2020 Plan:

	Restricted Stock Units	Performance Stock Units
(In thousands)	Shares	Shares
Assumption of 2015 Plan from SunPower	1,071	112
Activity between August 26, 2020 to January 3, 2021
Granted	116	—
Vested	(19)	—
Forfeited	(10)	—
Outstanding as of January 3, 2021	1,158	112
We estimate the fair value of our restricted stock awards and units at our stock price on the grant date. The weighted-average grant date fair value of restricted stock units and performance stock units granted under the 2020 Plan during fiscal year 2020 was $18.70. The total fair value of restricted stock units vested under the 2020 Plan during fiscal year 2020 was $0.4 million.
As of January 3, 2021, the total unrecognized stock-based compensation related to outstanding restricted stock units was $12.2 million, which we expect to recognize over a weighted-average period of 2.4 years.
NOTE 17. SEGMENT AND GEOGRAPHICAL INFORMATION
We determine operating segments based on how our chief operating decision maker (“CODM”) manages the business, including making operating decisions, deciding how to allocate resources and evaluating operating performance. Our CODM is our Chief Executive Officer who reviews our operating results on a consolidated basis. We operate in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by our CODM to make decisions about resource allocation and assess performance. The following table summarizes the allocation of net revenue based on geography:

	Fiscal Year
(In thousands)	2020	2019	2018
United States(1)	$235,606	$433,293	$397,160
France	125,366	138,423	170,468
China	12,496	119,010	15,467
Japan	79,448	90,837	82,313
Rest of world(2)	391,920	416,738	246,905
Total revenue	$844,836	$1,198,301	$912,313
(1)During fiscal years 2020, 2019 and 2018, we had sales of $231.2 million, $426.5 million and $388.5 million, respectively, to SunPower representing the sale of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing is based on the Supply Agreement with SunPower.
(2)Revenue included under “Rest of the world” comprise of countries that are individually less than 10% for the periods presented.
Revenues are attributed primarily based on the destination of the shipments.

The following table summarizes the allocation of net property, plant, and equipment based on geography:

	As of
(In thousands)	January 3, 2021	December 29, 2019
Malaysia	$139,421	$145,246
Philippines	79,506	92,275
United States	1,266	14,824
Mexico	17,792	18,862
Europe	8,896	9,855
Rest of world	27	138
Property, plant, and equipment, net, by geography	$246,908	$281,200
Long-lived assets are attributed based upon the country in which the asset is located or owned.