Form 20-F
period 2022-01-02
Maxeon Solar Technologies, Ltd.
filed 2022-03-24
CIK 1796898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended January 2, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
44,246,603 ordinary shares, excluding 3,363,291 ordinary shares reserved for future grants under our share incentive plans, as of January 2, 2022
______________________________
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
We were formed in the third quarter of 2019 under the name “Maxeon Solar Technologies, Pte. Ltd.” and converted to a public company under the Companies Act 1967 of Singapore (the “Singapore Companies Act”) under the name of “Maxeon Solar Technologies, Ltd.”
We prepare consolidated and combined financial statements expressed in U.S. dollars. Our consolidated and combined financial statements responsive to Item 17 of this Form 20-F are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).
The Company has a 52-to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. Fiscal year 2020 is a 53-week fiscal year while fiscal year 2021 and 2019 are 52-week fiscal years. Our fiscal year 2021 ended on January 2, 2022, our fiscal year 2020 ended on January 3, 2021 and our fiscal year 2019 ended on December 29, 2019.
We are a holding company of businesses contributed to Maxeon by SunPower Corporation (“SunPower”) in connection with the spin-off (the “Spin-off”), which completed on August 26, 2020 (the “Distribution Date”). The Spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares of Maxeon (the “Maxeon shares” or the “ordinary shares”) to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020. As a result of the Distribution of the Maxeon shares, on the Distribution Date, Maxeon became an independent, public company and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN”.
MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit
https://corp.maxeon.com/trademarks for more information.

MARKET INFORMATION
This Form 20-F contains certain industry and market data that were obtained from third-party sources, such as industry surveys and industry publications, including, but not limited to, publications by Wood MacKenzie, PV Infolink, PV Insights, Bloomberg New Energy Finance, IHS Markit and International Technology Roadmap for Photovoltaic. This Form 20-F also contains other industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of such industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.
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

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
Certain statements relating to Maxeon in this Form 20-F or documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements including our obligations under the polysilicon supply agreement, our ability to complete an equity or debt offering at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; (i) our first quarter and annual fiscal year 2022 guidance, including shipments, revenue, gross profit (loss), non-GAAP gross profit (loss), operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, out-of-market polysilicon cost and expected demand recovery and market traction for Maxeon as a result of anticipated product launches; and (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, epidemics or natural disasters, including impacts of the COVID-19 pandemic; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results; (11) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19, the war in Ukraine and other environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities.

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
3.A.[RESERVED]
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
Risk Factor Summary
The following is a summary of the principal risks discussed in greater detail in the following pages, that could materially and adversely affect our business, financial condition and results of operations, supply chain, intellectual property, cybersecurity, and ownership of our shares:
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
•Changes in international trade policies, tariffs, or trade disputes, or the reduction, modification, or elimination of government incentives, could significantly and adversely affect our business, revenues, margins, results of operations and cash flows.

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
•Seasonal trends and construction cycles could have an adverse effect on our business.
•We have significant global activities and customers, which subject us to additional business risks, including logistical complexity and political instability.
Risks Related to Our Liquidity
•We may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund our operations or make necessary capital expenditures due to, among other factors, rising input cost and supply chain disruptions, as well as our development of new supplier relationships and the preparation and ramp up of new production capacities, including general economic environment impacted also by the COVID-19 pandemic and international instability due to the Russian invasion of Ukraine in February, 2022.
•The existence of substantial indebtedness and other contractual commitments could adversely affect our business, financial condition, and results of operations, as well as our ability to meet our payment obligations under our debt or other contractual commitments.
•We may be unable to raise the funds necessary to repurchase the Green Convertible Notes for cash following a fundamental change or pursuant to a mandatory redemption, or to pay any cash amounts due upon conversion.
•We may be classified as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, which could result in Maxeon being subject to U.S. federal income tax indefinitely.
•Failure to meet hiring, capital spending and other requirements to utilize tax incentives provided to us in Singapore, Malaysia and the Philippines, or to avail ourselves of tax incentives in other jurisdictions, could adversely affect our results.
Risks Related to Our Supply Chain
•Our long-term, firm commitment polysilicon supply agreements have and could further place us at a competitive disadvantage on pricing, in light also of rising inflation, have a negative impact on our liquidity, result in excess inventory and overall materially and adversely affect our results of operations and financial condition.
•We will continue to be dependent on a limited number of third-party suppliers, and in some cases, sole suppliers, for certain raw materials, capital equipment and components for our products, and increases in costs, including due to changes in government policies such as the ‘dual control of energy consumption policy of China’ could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.
Risks Related to Our Operations
•We have significant global activities and customers, which subject us to additional business risks, including logistical complexity and political instability.
•If we do not achieve satisfactory yields or quality in manufacturing our solar products, our sales could decrease and our relationships with our customers and our reputation may be harmed.
•Fluctuations in foreign currency exchange rates and interest rates could materially and adversely affect our business and results of operations.
•We may be unable to successfully implement price increases to offset inflation and, as a result, our businesses and financial position and results of operations could be adversely affected.
•Our manufacturing facilities, as well as the facilities of certain subcontractors and suppliers, are located in regions that are subject to epidemic or pandemic events, earthquakes, floods, and other natural disasters, and climate change and climate change regulation that could have an adverse effect on our operations and financial results.

•We derive a significant portion of our revenues from our largest customers and are subjected to concentration of credit risk.
•Our insurance for certain indemnity obligations we have to our officers and directors may be inadequate, and potential claims could materially and negatively impact our financial condition and results of operations.
•We depend on our Huansheng JV (as defined below) for our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.

Risks Related to Our Intellectual Property and Cybersecurity
•We depend on our intellectual property, and we may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in the loss of significant rights.
•We may not obtain sufficient patent protection on the technology embodied in the solar products we currently or plan to manufacture and market, which could harm our competitive position and increase our expenses.
•We rely upon SunPower’s Research and Development Team and our Research and Development team in Singapore for a significant portion of our ongoing development of our future technology.
•We may be subject to breaches of information technology systems utilized by us or our suppliers, vendors, customers and other third parties with whom we conduct business, which could impact or our business data, lead to disclosure of our internal information, damage our reputation or relationships with customers, disrupt access to our online services, and impact our operations. Such breaches could subject us to significant reputational, financial, legal, and operational consequences.
Risks Related to the Ownership of Our Shares
•TotalEnergies’s and TZS’s significant ownership of our shares may adversely affect the liquidity and value of our shares.
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
•We may issue additional Maxeon shares, other equity or equity-linked or debt securities, which may materially and adversely affect the price of the Maxeon shares.
•Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.
•As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements applicable to domestic issuers.
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
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported, resulting in shutdowns of manufacturing and commerce in the months that followed. Since then, the COVID-19 pandemic has spread worldwide, including the countries in which we operate, and has resulted in authorities implementing numerous measures to try to contain the disease or slow its spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. The COVID-19 pandemic has had an adverse impact on most aspects of our business, operations and financial performance, and the impact is ongoing and will continue to evolve and affect our business. The pandemic has affected our employees and their ability to work, our ability to conduct our business operations around the globe, reduced demand for our products, disrupted our supply chains, limited the ability of some of our customers to purchase and pay for our products, and caused us to reallocate and prioritize our planned spending among our strategic initiatives. These impacts are substantial and may make it more difficult for us to generate cash flow to meet our own obligations.
Employees. The safety and wellbeing of our employees is paramount and could also impact our ability to address the uncertainties associated with the COVID-19 pandemic. We have modified our business practices in response to the pandemic, instituting health and safety measures such as limiting employee travel, implementing social distancing and remote work measures, and cancelling physical participation in meetings, events, and conferences. Despite these efforts, such measures may not be sufficient to mitigate the risks posed by the COVID-19 pandemic to our employees, dealers, customers and suppliers. Our employees may be unable to work effectively due to sheltering-in-place arrangements, illness, quarantine, travel restrictions, lack of public transportation or other restrictions required by government authorities or that we determine are in the best interests of our employees, which may harm our operations. Over time, such remote operations may decrease the cohesiveness of our teams and our ability to maintain our culture, both of which are critical to our success. Additionally, a remote working environment may impede our ability to undertake new business projects, foster a productive working environment, and hire and retain team members. Such effects may adversely affect the productivity of our team members and overall operations, which could have a material adverse effect on our business, results of operations, financial condition, and future prospects. In addition, while we have, among other things, established enhanced cleaning procedures at our facilities that have been successful in preventing any known on-site transmissions, and protocols for responding when our employees are infected, we cannot assure these will be sufficient to continue to mitigate the risks faced by our work force or the disruptions or liability we may face as a result of any outbreaks of COVID-19. For example, during the third quarter in 2021, we closed our factory in Malaysia for certain periods in July and August 2021 for disinfection due to COVID-19, to comply with governmental regulations. We may also be affected by new or additional measures required by national, state or local governments to combat COVID-19, such as a COVID-19 vaccine mandate. Certain countries in which we operate in, such as the Philippines and Singapore, have adopted vaccine mandates requiring employees entering workplaces and/or factories to be vaccinated, which could result in an impact on our ability to retain or hire employees, and increased costs related to compliance and potential disruptions to our operations. As a result, we may experience difficulties in securing our future labor needs, constraints on our workforce and the workforce of our supply chain, which could require us to adapt our operations or suspend them indefinitely due to workforce shortages. Changes in our operations in response to COVID-19 or employee illnesses resulting from COVID-19 may also result in inefficiencies or delays, and additional costs related to business continuity initiatives, that cannot be fully mitigated through succession and business continuity planning, employees working remotely or using teleconferencing technologies. Any prolonged diversion of resources may have an adverse effect on our operations.
Adverse manufacturing and supply impacts. The COVID-19 pandemic is adversely affecting, and is expected to continue to adversely affect, our business and operations, including our manufacturing operations, bookings and sales, and may adversely affect our ability to continue to invest in all of our planned research and development and other initiatives. Over the course of 2021, different variants of COVID-19, including the Delta variant and the Omicron variant of the COVID-19 virus, has led to increased incidence of COVID-19 in China prompting stricter quarantine measures which has resulted in port closures, among other things. Given that Huansheng Photovoltaic (Jiangsu) Co., Ltd, our joint venture incorporated in China (“Huansheng JV”) operates in China, we have been subject to disruptions in our operations and supply chain as a result of COVID-19 related disruptions in China. We also closed our factory in Malaysia for certain periods in July and August 2021 for disinfection due to COVID-19, to comply with governmental regulations. Although our other factories in France, Mexico and the Philippines have not been affected to the same extent, there is no assurance that future outbreaks of COVID-19 will not materially impact these operations in the future. We will continue to actively monitor the situation in each of the markets where we operate and may take further actions adapting our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by governmental authorities.
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
Impacts on our ability to meet our financial commitments. Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flows. In light of reduced demand and general economic uncertainty related to the COVID-19 pandemic, we cannot assure you that our business will generate cash flows from operations, or that future borrowings will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under our debt and to fund other liquidity needs. If we are unable to generate sufficient cash flows to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital expenditures, or seek to raise additional capital. There can be no assurance that we will be successful in any sale of assets, refinancing, restructuring, or capital raising effort.
Risks in relation to cyber-attacks. In response to the COVID-19 pandemic, the vast majority of our employees who are capable of performing their function remotely are working from home. While we have instituted security measures to minimize the likelihood and impact of a cybersecurity incident with respect to employees utilizing technological communications tools, these measures may be inadequate to prevent a cybersecurity breach because of the unprecedented number of employees continuously using these tools. Any increase in the frequency or scope of cyber-attacks during the COVID-19 pandemic, including any breaches of security in our information systems, may exacerbate the aforementioned cybersecurity risks and damage our reputation and commercial relationships.
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

We expect the COVID-19 pandemic will continue to have a material adverse effect on our business, and thus we are aggressively managing our response to the pandemic. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks identified in this “Risk Factors” section. We believe the most significant elements of uncertainty are the intensity and duration of the impact on project installation by our customers, commercial and consumer spending as well as the ability of our sales channels, supply chain, manufacturing, and distribution to continue to operate with minimal disruption, all of which could negatively impact our financial position, results of operations, cash flows and outlook.
Risks Related to the Maxeon Business Generally
If we fail to develop and introduce new and enhanced products to maintain our current price structure, or fail to successfully reduce costs, we may be unable to compete effectively, and our ability to generate revenues, profits and cash flows could suffer.
Our solar panels are competitive in the market as compared with lower cost conventional solar cells, such as thin-film, due to our products’ higher efficiency, among other things. A principal component of our business strategy is reducing costs to manufacture our products competitively and profitably. If our competitors are able to drive down their manufacturing costs or increase the efficiency of their products faster than we can, or if competitor products are exempted from tariffs and quotas and ours are not or if they benefit from lower tariffs and quotas than us, our products may become less competitive even when adjusted for efficiency. Further, if raw materials costs and other third-party component costs continue to increase, we may not meet our cost reduction targets. If we cannot effectively manage our costs, our competitive position could suffer, we could lose sales and/or market share, and our margins could be adversely affected.
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
As we introduce new or enhanced products or integrate new technology and components into our products, we will face risks relating to new product launches and transitioning to new technologies including, among other things, the incurrence of high fixed costs, technical challenges which may result in delivery delays, acceptance of products by our customers, disruption in customers’ ordering patterns, insufficient supplies of new products to meet customers’ demand, possible product and technology defects arising from the integration of new technology and a potentially different sales and support environment relating to any new technology. For example, our planned Performance line manufacturing operations in Mexicali, Mexico and Malaysia are primarily intended to supply large-scale customers in the United States market, and to the extent we are delayed in our projected production schedule, or fail to achieve our projected production volumes, we may suffer significant liquidated damages for the volumes we have pre-sold, face additional risks resulting from our failure to meet customers’ demand and significantly impair our plans for entering the large-scale United States market and our plans for growth in that market. Our failure to manage the transition to newer products or the integration of newer technology and components into our products could adversely affect our business’s operating results, financial condition and cash flows.
The increase in the global supply of solar cells and panels, and increasing competition, may cause substantial downward pressure on the prices of such products or result in increased or changing tariff policies and cause us to lose sales or market share, resulting in lower revenues, earnings, and cash flows.
Global solar cell and panel production capacity has been materially increasing overall, and solar cell and solar panel manufacturers currently have excess capacity, relative to global demand, particularly in China. We believe the solar industry may from time to time experience periods of structural imbalance between supply and demand, and that such periods result in unpredictability (i.e. pressure on pricing or imbalanced supply due to governmental policies). Excess capacity and industry competition have resulted in the past, and may continue to result, in substantial downward pressure on the price of solar cells and panels, including our products. More recently, there has been additional pressure on global demand and increasing average selling prices resulting from fluctuating supply and demand in certain solar markets, as well as increasing supply chain costs. Intensifying competition could also cause us to lose sales or market share. The excess of global supply coupled with the decline in demand in light of the global economic slowdown caused by the COVID-19 pandemic, and the associated decrease in consumer spending, resulted in a global price reduction in 2020, while fluctuating supply and demand caused by the COVID-19 pandemic and governmental policies such as the ‘dual control of energy consumption policy of China’, as well as increased supply chain costs, resulted in a global increase in the price of certain supply commodities during 2021. See “Risk Factors – Risks Related to our Supply Chain - We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, and increases in the costs for raw materials and components required for our solar products, including due to changes in government policies such as the ‘dual control of energy consumption policy of China’ could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.” Such price fluctuations and impacts upon demand are difficult to plan for and could have a negative impact on our revenue and earnings, and could materially adversely affect our business, financial condition and cash flows. In addition, our internal pricing forecasts may not be accurate in such a market environment, which could cause our financial results to be different than forecasted. Uncertainty with respect to Chinese and other government policies, including trade tariffs, subsidies or other incentives for solar projects, may continue to cause increased, decreased, or volatile supply and/or demand for solar products, which could negatively impact our revenue and earnings. See “Risk Factors – Risks Related to the Maxeon Business Generally - Changes in international trade policies, tariffs, or trade disputes could significantly and adversely affect our business, revenues, margins, results of operations and cash flows.”
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
The United States has imposed safeguard measures on solar cells, laminates and modules imported into the United States since February 7, 2018. On February 4, 2022, these safeguard measures were extended for four additional years pursuant to Proclamation 10339, based on recommendations by the U.S. International Trade Commission (the “ITC”) to continue providing relief to U.S. manufacturers. Modules were subjected to a tariff of 14.75% during the first year of the extension (which runs from February 7, 2022 to February 6, 2023), and the tariff rate will decline by 0.25% in each of the three subsequent years, to a final tariff rate of 14%. Cells will be subjected to a tariff-rate quota, under which the first 5 GW of cell imports each year are exempt from tariffs; and cells imported in excess of the 5 GW quota were made subject to the same 14.75% tariff as modules in the first year, with the same 0.25% decline in each of the three subsequent years. A similar tariff-rate quota (“TRQ”) applied during the first four years of the measure, but allowed only 2.5 GW of cells to enter free of safeguard tariffs. The expanded TRQ and the new tariff rate of 14.75% took effect on February 7, 2022.
Bifacial cells and modules were initially subject to the safeguard measure, then excluded, then re-covered, then re-excluded pursuant to a November 2021 U.S. Court of International Trade decision; on January 14, 2022, the Biden Administration filed a notice of appeal against the decision before the U.S. Court of Appeals for the Federal Circuit. Proclamation 10339 definitively excluded bifacial panels from the safeguard tariff and will not be impacted by the outcome of the appeal. The Proclamation also directed the U.S. Trade Representative (“USTR”) to negotiate with Mexico and Canada with a view to exempting them; those negotiations have not yet produced a result. Any future imposition of tariffs on bifacial panels that would apply to our Performance line modules originating in Mexico could materially and adversely affect our business and results of operations. Solar cells and modules based on interdigitated back contact (“IBC”) technology, like our Maxeon 2, Maxeon 3, Maxeon 5, Maxeon 6 and related products, have enjoyed an exclusion from these safeguard tariffs since September 2018. For our Performance line, the imports we are currently planning to the United States are bifacial panels and excluded as a result of the recent extension and any future importation of mono-facial Performance line modules will be subject to the imposition of tariffs in the event that importation of modules from Mexico is not exempted by USTR.
On February 8, 2022, U.S. module producer Auxin Solar filed an “anti-circumvention” petition asking the U.S. Department of Commerce (“Commerce”) to expand the coverage of the longstanding U.S. antidumping and countervailing duty orders on Crystalline Silicon Photovoltaic Cells, Whether or Not Assembled into Modules, from China (“China AD/CVD Orders”). Specifically, Auxin’s petition (1) alleges that PV cell and module production in Cambodia, Malaysia, Thailand, and Vietnam is circumventing the China AD/CVD Orders through minor alteration of Chinese-origin inputs including silicon wafers, and (2) asks Commerce to bring cells and modules imported from those countries within the scope of the China AD/CVD Orders. Commerce has not yet decided whether to initiate the four requested anti-circumvention probes. The allegations lodged by Auxin do not target Maxeon or Maxeon’s business model, but Auxin has asked Commerce to conduct the anti-circumvention probes on a country-wide basis. Application of the China AD/CVD Orders to our products incorporating cells fabricated in Malaysia could materially and adversely affect our business and results of operations.
Additionally, the USTR initiated an investigation under Section 301 of the Trade Act of 1974 into the government of China’s acts, policies and practices related to technology transfer, intellectual property and innovation. Starting in 2018, the USTR imposed additional import duties of up to 25% on certain Chinese products; those tariffs remain in effect. Relevant affected products include certain solar power system components and finished products, including those purchased from our suppliers for use in our products and used in our business. The United States and China may continue or even escalate the retaliatory measures implemented during the last four years. No effort is currently underway to negotiate an agreement that would serve as a basis for rolling back the United States’ Section 301 tariffs.
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
Our planned Performance line manufacturing operations in Mexicali, Mexico and Malaysia are primarily intended to supply customers in the United States market. Changes to import tariffs could impact our ability to cost effectively import panels into the United States, and we may not be able to find sufficient demand in other markets that would fully utilize our planned expansion capacity. In this case, the expected returns from our planned Mexicali, Mexico and Malaysian operations could be negatively affected.
In addition, our plans to expand into domestic manufacturing in the United States and potential launch of a manufacturing facility in the United States depend on several factors which are beyond our control, including the passage of enabling legislation including the Solar Energy Manufacturing for America Act and our Department of Energy Loan Guarantee Application for a three (3) GW facility which is currently in Part 2 of the process. There is no assurance that the Solar Energy Manufacturing for America Act or any other legislation will be adopted or that we will be successful in obtaining a final loan agreement from the Department of Energy (“DOE”). If we do not successfully expand into domestic manufacturing into the United States, we will continue to be subject to tariffs or trade controls affecting the U.S. solar market on imports into the United States, which could materially increase the price of our solar products and adversely affect our competitive position.
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
The market for electric generation products is heavily influenced by government laws, regulations and policies concerning the electric utility industry globally, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and changes that make solar power less competitive with other power sources could deter investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could in turn result in a significant reduction in the demand for our solar power products. The market for electric generation equipment is also influenced by trade and local content laws, regulations and policies that can discourage growth and competition in the solar industry and create economic barriers to the purchase of solar power products, thus reducing demand for our solar products. In addition, on-grid applications depend on access to the grid, which is also regulated by government entities. We anticipate that our solar power products and their installation will continue to be subject to oversight and regulation in accordance with regulations relating to construction, safety, environmental protection, utility interconnection and metering, trade, and related matters. It is difficult to track the requirements of local jurisdictions and design equipment to comply with the varying standards. For instance, all states in the U.S. regulate investor-owned utility retail electricity pricing. In addition, there are numerous publicly owned utilities and electric cooperatives that establish their own retail electricity pricing through some form of regulation or internal process. These regulations and policies could deter potential customers from purchasing solar power products. Such rate changes can include changing rates to charge lower volume-based rates—the rates charged for KW hours of electricity purchased by a residential customer—

while raising unavoidable fixed charges that a homeowner is subject to when they purchase solar energy from third parties, and levying charges on homeowners based on their point of maximum demand during a month (referred to as “demand charge”). These forms of rate design could adversely impact our business by reducing the value of the electricity our solar energy systems produce compared to retail net metering, and reducing any savings customers realize by purchasing our solar power products. In addition to changes in general rates charged to all residential customers, utilities are increasingly seeking solar-specific charges (which may be fixed charges, capacity-based charges, or other rate charges). Any of these changes could materially reduce the demand for our offerings in the U.S. and could limit the number of markets in which our offerings are competitive with electricity provided by the utilities.
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
Our standard product warranty for our solar panels and their components includes a 25-year warranty period for defects in materials and for greater than promised declines in power performance. We recently announced a 40-year warranty period for certain Maxeon line modules in certain regions, effective for systems installed on or after January 1, 2022. We believe our warranty offering is in line with, or better than, industry practice. These long warranty periods create a risk of extensive warranty claims long after we have shipped product and recognized revenue. We perform accelerated life cycle testing that exposes our products to extreme stress and climate conditions in both environmental simulation chambers and in actual field deployments in order to highlight potential failures that could occur over the 25-year and 40-year warranty periods. We also employ measurement tools and algorithms intended to help us assess actual and expected performance; these attempt to compare actual performance against an expected performance baseline that is intended to account for many factors (like weather) that can affect performance. Although we conduct accelerated testing of our solar panels and components, they have not and cannot be tested in an environment that exactly simulate the 25-year and 40-year warranty periods and it is difficult to test for all conditions that may occur in the field. Further, there can be no assurance that our efforts to accurately measure and predict panel and component performance will be successful. We have sold products under our warranties since the early 2000s and have therefore not experienced the full warranty cycle. As a result of these warranty programs, we bear the risk of product warranty claims long after we have sold our solar modules and recognized revenue from sales.
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
Like other retailers, distributors, and manufacturers of products that are used by customers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products into which our solar cells and panels are incorporated results in injury, property damage, or other damages. We may be subject to warranty and product liability claims in the event that our solar power systems fail to perform as expected or if a failure of our solar power systems or any component thereof results, or is alleged to result, in bodily injury, property damage or other damages. Since our solar power products are electricity-producing devices, it is possible that our systems could result in injury, whether by product malfunctions, defects, or other causes. In addition, since we only began selling our solar cells and solar panels in the early 2000s and the products we are developing incorporate new technologies, we cannot predict the extent to which product liability claims may be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we may not have adequate resources, such reserves or insurance, to satisfy a successful claim against us. A successful warranty or product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, product recalls and a negative impact on our goodwill and reputation, any of which could adversely affect our business, operating results and financial condition.
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
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the military conflict between Russia and Ukraine and our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of a full-scale military invasion of Ukraine by Russian troops in February of 2022. Although the length and impact of the ongoing military conflict is highly unpredictable, the continuing conflicts and recent developments in Ukraine, geopolitical events, terrorist or other attacks, and war (or threatened war) or international hostilities, such as between Russia and Ukraine, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce. The recent escalation of conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. This conflict has disrupted supply chains and cause instability in the energy markets and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets on a global scale. The United States and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia, with uncertain impacts on the global economy. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties, such as our customers and suppliers may be impacted by events in Russia and Ukraine, which could adversely affect our operations. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.
Risks Related to Our Liquidity
We may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund our operations due to continued supply chain disruptions as well as the general economic environment, cumulatively resulting in increased supply and logistics costs, among other implications.
Our Company has a history of operating losses. For example, for the fiscal years ended January 2, 2022 and January 3, 2021 the Company had operating losses of $172.4 million and $130.2 million, respectively.
In addition, during the fiscal year 2021 and continuing through the date hereof, we have seen increases in our working capital requirements due to rising input cost and supply chain disruptions, as well as our development of new supplier relationships and the preparation and ramp up of new production capacities. Our working capital needs may be greater than we currently anticipate if sales and associated receipt of cash proceeds are delayed, payment terms to vendors are shorter than anticipated, transit times are extended, our costs of supply and logistics continue to increase or if we decide to hold more buffer stocks or accelerate increases in our manufacturing capacity internally or through capital contributions to joint ventures. The solar industry is also currently facing shortages and shipping delays that can be attributed in part to the COVID-19 pandemic, governmental action in response to the pandemic, as well as the war in Ukraine. Any delays in shipment routes caused by COVID-19, the war in Ukraine or other factors, would also lead to more inventory in transit, which may result in delays in delivering our panels on time to customers which would in turn delay the timing of when we would receive payment for our products. See “Risk Factors – Risks Related to the COVID-19 Pandemic” and “Risk Factors – Risks Related to our Supply Chain.” Such supply chain disruptions which are beyond our control have and may continue to impact our working capital commitments. For instance, we have and may continue to expend additional working capital to accumulate more buffer stocks of raw materials, semi-finished or finished goods to anticipate any delays or disruptions in shipping and meet additional shipping and delivery costs associated with a lengthened supply chain due to shipping delays. In particular, to date, our cost of revenue for IBC modules has been negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, silicon, resin and aluminum. The Huansheng JV has experienced similar supply chain cost increases for Performance line modules, which in certain cases have been passed along to us.
Under our polysilicon supply agreements, we have been required to make prepayments. As of January 2, 2022, and without giving effect to any potential inflationary price escalation clauses, we had an obligation to purchase $125.8 million of polysilicon, of which we had prepaid $49.2 million. The balance between the revised purchase commitment and the prepaid balance of $76.6 million as of January 2, 2022 is expected to be paid in cash over a period ending December 2022. The prepayments we have made expose us to supplier credit risk and if they fail to fulfill their delivery obligations to us, we may have difficulty recovering such prepayments. In light of these supplier prepayments and in order to improve our cash flow and liquidity and fund our working capital needs, we are negotiating payment schedules with our customers to include prepayments. While we have been able to negotiate prepayments from two customers in 2022, we cannot assure you that we will be successful in negotiating prepayments from other customers. If we are unsuccessful in negotiating prepayments from our customers, or if the prepayments that we negotiate are less than we anticipate, our ability to fund working capital may be significantly reduced.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments would result in increased expenses, collateralization and would likely impose new restrictive covenants. In addition, financing arrangements and letters of credit facilities, may not be available to us, or may not be available in amounts or on terms acceptable to us.
If we cannot generate sufficient cash flows from operations, including through prepayments from our customers, find other sources of capital to fund our operations, or meet our prepayment obligations to our suppliers, we will need to sell additional equity or debt securities, or obtain additional debt financing. If adequate funds from these or other sources are not available to us at all or on acceptable terms, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, maintain our research and development efforts, meet and service our debt obligations, or otherwise respond to competitive market pressures would be significantly impaired. Our inability to do any of the foregoing could have a material and adverse effect on our business, results of operations and financial condition, and in the long-term could raise doubts about our ability to continue as a going concern.
We may be unable to obtain access to external financing necessary to make adequate capital expenditures necessary to improve our profitability and grow our business.
To develop or scale new products, increase our manufacturing capacity, improve profitability, support future growth, achieve operating efficiencies, and maintain product quality, we must make significant capital and other investments in manufacturing technology, facilities and capital equipment, research and development, and product and process technology. Our manufacturing and assembly activities have required and will continue to require significant investment of capital and substantial engineering expenditures.
We expect total capital expenditures ranging from $85 million to $90 million in fiscal year 2022, of which $50.6 million was committed via the issuance of purchase orders as of January 2, 2022, mainly targeted towards the completion of manufacturing capacity for our Maxeon 6 product platform, manufacturing capacity for Performance line panels to be sold into the U.S. market, developing Maxeon 7 technology and operating a pilot line. Subject to securing additional capital through debt or equity financing, we expect to make approximately $60 million to $80 million of additional capital expenditures for the conversion of our manufacturing capacity in the Philippines from Maxeon 3 to Maxeon 7, starting from 2022 and continuing into 2023.
In order to expand our capacity to produce Performance line shingled module technology for use in the United States market, aimed at utility-scale power plants and large-scale commercial and industrial systems, we are expanding our Malaysia cell manufacturing facility to add up to 1.8 GW of mono Passivated Emitter and Rear Contact (“mono-PERC”) solar cells and upgrading our assembly facility in Mexico with equivalent module assembly capacity. The majority of manufacturing equipment was installed by the end of 2021, with product deliveries expected to begin in first half of 2022. We have also announced plans to deploy a multi-GW solar cell and module factory in the United States to manufacture products for both the distributed generation (“DG”) and large-scale utility markets. This investment plan requires significant expenditures and is contingent upon us securing the necessary financing and depends on several factors which are beyond our control, including the passage of enabling legislation including the Solar Energy Manufacturing for America Act and approval of our Department of Energy Loan Guarantee Application for a three (3) GW facility which is currently in Part 2 of the process. There is no assurance that the Solar Energy Manufacturing for America Act or any other legislation will be adopted or that we will be successful in obtaining a final loan agreement from the DOE.
While we intend to raise debt or equity financing to fund the uncommitted capital expenditures, there is no assurance that we will be able to do so in a timely manner or at all or on terms favorable to our overall financial position or liquidity. The sale of additional equity investments or convertible debt securities would result in dilution to our shareholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses and collateralization and would likely impose new restrictive covenants. Our failure to secure such additional financing would affect our ability to make these planned capital expenditures in order to grow our business and remain competitive, which would materially and adversely affect our business, results of operations and financial condition.
The existence of substantial indebtedness and other contractual commitments could adversely affect our business, financial condition, and results of operations, as well as our ability to meet our payment obligations under our debt or other contractual commitments.
As of January 2, 2022, we had $225.6 million of debt outstanding, comprising mainly of $200.0 million outstanding under the Green Convertible Notes and $24.7 million outstanding under the SCB Agreement (as defined below). In addition, we have entered into certain contractual commitments, including “take or pay” arrangements that obligate us to purchase polysilicon in committed volumes and at historically above-market prices. Our debt and these contractual commitments could have material consequences on our future operations, including:
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
The phase-out of the London Interbank Offered Rate (“LIBOR”), and the replacement of LIBOR with an alternative reference rate, may adversely affect interest rates on certain of our outstanding variable rate indebtedness.
LIBOR and certain other “benchmarks” have been the subject of continuing national, international, and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences which cannot be predicted. In July 2017, the United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. Subsequently, in March 2021, LIBOR’s administrator announced that publication of overnight, one-month, three-month, six-month and 12-month U.S. dollar LIBOR would cease immediately following publication of such interest rates on June 30, 2023, and that publication of all other currency and tenor variants would cease immediately following publication on December 31, 2021.
In June 2018, SunPower entered into a revolving credit agreement which entitles us to an uncommitted, on demand import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days (the “SCB Agreement”). As at January 2, 2022 and January 3, 2021, the outstanding amount was $24.7 million and $47.7 million respectively. The interest rate under the SCB Agreement is calculated based on 3-month LIBOR and, when the publication of 3-month LIBOR is discontinued, we will need to agree with Standard Chartered Bank Malaysia Berhad on a new method of calculating the interest rate under the SCB Agreement. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could adversely affect our results of operations, cash flows and liquidity. We cannot predict the effect of the 3-month LIBOR replacement benchmark rate at this time.
We may be unable to raise the funds necessary to repurchase the Green Convertible Notes for cash following a fundamental change or pursuant to a mandatory redemption, or to pay any cash amounts due upon conversion.
Holders of our Green Convertible Notes (as defined under “Item 5.B. Liquidity and Capital Resources”) may require us to repurchase their Green Convertible Notes following a fundamental change at a cash repurchase price generally equal to the principal amount of the Green Convertible Notes to be repurchased, plus accrued and unpaid interest, if any. Furthermore, upon conversion of any Green Convertible Notes, we will satisfy part or all of our conversion obligation in cash unless we elect to settle conversions solely in Maxeon shares. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase or redeem the Green Convertible Notes or pay the cash amounts due upon conversion. In addition, applicable law, regulatory authorities and any new or amendments to existing agreements governing our other indebtedness may restrict our ability to repurchase or redeem the Green Convertible Notes when required or to pay the cash amounts due upon conversion. Our failure to repurchase or redeem Green Convertible Notes or to pay the cash amounts due upon conversion when required will constitute a default under the indenture governing the Green Convertible Notes. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our other indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under our debt agreements.

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
As part of establishing our corporate headquarters in Singapore, we were awarded certain incentives from Singapore’s Economic Development Board (“EDB”). These include favorable tax treatment and other forms of financial and operational support. Such incentives are contingent on our meeting employee hiring and capital expenditure requirements in Singapore. Failure to meet any conditions of our incentives in Singapore may result in us losing any tax benefits provided to us by the EDB, which could have an adverse effect on our business, financial condition and results of operations.
We continue to benefit from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. The tax holiday for the third and final five-year tranche of this tax holiday will expire on June 30, 2026 and is subject to additional conditions agreed with the Malaysian Investment Development Authority (“MIDA”). If we are ever found noncompliant with our incentives by MIDA, we could be subject to statutory tax rates and repayment of certain incentives, which could materially and adversely impact our business, financial condition and results of operations.
Our Philippine income tax holiday expired in 2020. However, we continue to qualify for a 5% preferential tax rate on gross income attributable to activities covered by our Philippine Economic Zone Authority (“PEZA”) registration. The Philippine net income attributable to all other activities is taxed at the statutory Philippine corporate income tax rate, which is currently 25%. We need to comply with PEZA requirements and be in good standing to utilize the 5% preferential tax rate on gross income, and certain periods of our historical compliance are currently under review with PEZA. If it is found that we have not previously complied with PEZA requirements for certain periods prior to the Spin-off when we had 100% tax holiday, we could be retroactively subject to the 5% tax rate during any such periods, which could materially and adversely impact our business, financial condition and results of operations.
More generally, with the ongoing discussions around the Organization for Economic Development and Cooperation’s (“OECD”) Base Erosion and Profit Shifting (“BEPS”) study (“Actions”), many OECD countries and members of the inclusive framework on BEPS have acknowledged their intent to support the Actions. Among the considerations required by the Actions is the need for a global minimum tax rate. Depending on the implementation of the said Actions, the Company’s tax incentives may be affected, which outcome may have a negative effect on our financial position, liquidity and results of operations.

Risks Related to Our Supply Chain
Our long-term, firm commitment polysilicon supply agreements have and could further, place us at a competitive disadvantage on pricing in light of rising inflation, have a negative impact on our liquidity, result in excess inventory and overall materially and adversely affect our results of operations and financial condition.
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
The long-term fixed supply agreements with one of the suppliers expired in the first quarter of fiscal year 2019 and the agreements with the second supplier will expire in the fourth quarter of fiscal year 2022. These agreements cannot be canceled or terminated prior to their expiration. We may negotiate with the second supplier to extend the timing of delivery and acceptance of polysilicon pursuant to the underlying contractual purchase obligations.
Pursuant to the agreements, we purchase polysilicon that the supplier delivers to third-party ingot and wafer manufacturers who sell wafers to us that we then use in the manufacturing of our solar cells.
The price of polysilicon currently available in the market has decreased significantly below what is contemplated in the agreements, and our expenditures under the long-term fixed supply agreements with the remaining supplier may negatively impact our liquidity or put us at a disadvantage relative to our competitors. Specifically, the agreements provide for fixed pricing or inflation-adjusted price escalation clauses triggered in connection with increases in labor, energy or silicon metal costs, which has prevented us from benefiting from decreased polysilicon costs and has caused us to purchase polysilicon at unfavorable pricing and payment terms relative to prices available in the market and payment terms available to our competitors. In addition, in the event that we have inventory in excess of short-term requirements of polysilicon in our manufacturing operations, in order to reduce inventory or improve working capital, we have and may continue to elect to sell such inventory in the marketplace at prices below our purchase price, thereby incurring a loss. During fiscal year 2021, we recognized charges of $14.3 million related to losses incurred as a result of such ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements and we estimate that we paid $47.2 million above the market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process. As of January 2, 2022, based on the average forecasted future prices of polysilicon for each quarter available in the market and without giving effect to any potential inflationary price escalation clauses, we estimated the remaining contractual commitments under these long-term fixed supply agreements for polysilicon that are above market to be approximately $53.9 million, which we expect to incur in fiscal year 2022.
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

We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, and increases in the costs for raw materials and components required for our solar products, including due to changes in government policies such as the ‘dual control of energy consumption policy of China’ could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.
We rely on a limited number of third-party suppliers for certain raw materials and components for our solar cells, panels and power systems, such as polysilicon, inverters and module material. Costs for raw materials and components required for our solar products have been increasing, as a result of limited polysilicon supply, increase in commodities’ prices globally, for instance of glass, aluminum and copper, and COVID-19, which have impacted the overall supply of raw materials and components. In addition, in September 2021, pursuant to the implementation of a new political strategy adopted in mainland China known as the “dual control of energy consumption policy of China”, local governments have initiated control policies on domestic industrial energy consumption. These policies forced numerous factories and plants that produce aluminum, glass, silicon and related materials to cut their productivity dramatically or stop production altogether. This previously unforeseen shortage of power supply in mainland China has led to drastically reduced production and significant cost increases of raw materials for the solar industry. This disruption in the supply chain has resulted in risks of delays in the delivery of goods, stoppage of delivery and raised prices for the solar industry at large. The impact of this disruption is compounded by the effects of COVID-19 on supply chains generally. See “Risk Factors – Risks Related to our Operations - We depend on our Huansheng JV for our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.” As a result, if we are unable to mitigate the impacts of our suppliers’ cost increases, we may be unable to manufacture our products, or our products may be available only at a higher cost or after a delay. Logistics costs for both incoming materials and our finished goods products have increased due to the combined effect of COVID-19 and the global shortage of containers capacity. For instance, we continue to experience elevated freight rates on major shipping routes that we are utilizing, higher cost of certain raw materials such as glass, aluminum, copper and silicon wafers and solar cells consumed by Huansheng JV for modules sold to us. We may be unsuccessful in achieving higher prices from our customers to compensate for the increased costs, which could have a material and adverse effect on our businesses, financial condition and results of operation.
Additionally, if we fail to maintain our relationships with our suppliers or to build relationships with new suppliers, or if suppliers fail to perform or are unable to meet demand through industry consolidation, our supply chain could be disrupted.
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
Historically, we have relied on a limited number of customers for a substantial portion of our revenue. During fiscal year 2021, SunPower accounted for 28.8% of our total revenue and 9.7% of our accounts receivable as of January 2, 2022. No other customer accounted for at least 10% of revenue and accounts receivable as of January 2, 2022. The loss of any of our significant customers, their inability to perform under their agreements, their default in payment or the renegotiation of any of their agreements, could have a material and adverse effect on our financial results.
Because we rely on key customers for a significant portion of our revenues and accounts receivable, we depend on the creditworthiness of these customers. If the financial condition of our customers declines, our credit risk could increase. Should one or more of our significant customers declare bankruptcy, it could materially and adversely affect the collectability of our accounts receivable and our allowance for credit losses, cash flows and net income.
In connection with the Spin-off, we had entered into an exclusive supply agreement with SunPower (the “Supply Agreement”) pursuant to which SunPower purchased, and we sold solar panels for use in residential and commercial solar applications in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands) (the “Domestic Territory”). The agreement was subsequently amended in February 2021. On February 16, 2022, we announced the entry into a new supply agreement with SunPower, effective from February 14, 2022, which terminates and replaces the Supply Agreement (the “Master Supply Agreement”) pursuant to which the Company will supply SunPower with IBC Modules for use in residential installations in the Domestic Territory. The Master Supply Agreement continues until December 31, 2023, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party.
Under the Master Supply Agreement, SunPower is required to purchase, and we are required to supply, certain volumes of products during each calendar quarter of the term. The proceeds generated under the Master Supply Agreement constitute a material portion of our revenues and margins, and the structure of the Master Supply Agreement was negotiated based on prevailing market conditions with volumes established based on SunPower’s forecasted requirements. As market conditions change prior to the end of term of the Master Supply Agreement, the performance of our obligations under the Master Supply Agreement may materially and adversely affect our revenues and results of operations as compared to terms available in the market with other third parties. We may be under pressure to renegotiate the contract and may be subject to the risk of renegotiation by SunPower. There is also a risk that SunPower may not be able perform its obligations under the Master Supply Agreement. Under the prior Supply Agreement, the Company was unable to pass through cost increases to SunPower given the Supply

Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. The Master Supply Agreement also contains fixed pricing for 2022 based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. The Master Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. There is no assurance that we will be able to reach an agreement on the pricing in 2023, or that the Master Supply Agreement will not be terminated. If the parties decide to terminate the Master Supply Agreement or not to extend the term of the Master Supply Agreement and subsequent to its expiration, it may take time for us to rebuild customer demand for such products in the United States.
We have significant global activities and customers, which subject us to additional business risks, including logistical complexity and political instability.
Our sales are made to customers in over 100 countries, and similarly a substantial portion of our supply agreements are with supply and equipment vendors distributed globally. We have solar cell and module production lines located at our manufacturing facilities in France, Malaysia, Mexico, and the Philippines, and at our Huansheng JV, which operates in China.
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
•political, social and economic instability, including wars, such as the current conflict in Ukraine, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions, as well as natural disasters or outbreaks of disease, such as the existing COVID-19 pandemic;
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
If our solar cell or module production lines suffer problems that cause downtime, we might be unable to meet our production targets, which could materially and adversely affect our business. Our manufacturing activities require significant management attention, significant capital expenditures and substantial engineering expenditures.
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
•impacts that may arise from, and actions taken in response to, natural disasters, epidemics or pandemics, including the temporary idling of our solar cell and module production lines located at our manufacturing facilities in France, Malaysia, Mexico and the Philippines, and the facilities of our Huansheng JV in China, consistent with actions taken or recommended by governmental authorities in connection with the COVID-19 pandemic;

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
We have significant sales globally, and we are exposed to movements in foreign exchange rates, primarily related to sales to European customers that are denominated in Euros. Depreciation of the Euro would adversely affect our margins on sales to European customers. In addition, we have manufacturing operations in France, Malaysia, Mexico and the Philippines, and are subject to the risks of the respective currency fluctuations of these countries as we purchase supplies and incur other operational expenses in local currencies. We also purchase Performance line solar panels from our Huansheng JV in China for which the expenses are denominated in currencies other than the U.S. dollar. When foreign currencies appreciate against the dollar, inventories and expenses denominated in foreign currencies become more expensive. An increase in the value of the dollar relative to foreign currencies could make our solar power products more expensive for international customers, thus potentially leading to a reduction in demand, and impacting our sales and profitability. As a result, substantial unfavorable changes in foreign currency exchange rates could have a material and adverse effect on our financial condition and results of operations. Although we seek to reduce our currency exposure by engaging in hedging transactions where we deem it appropriate, we do not know whether our efforts will be successful. Because we hedge some of our expected future foreign exchange exposure, if associated revenues do not materialize, we could experience losses. In addition, any break-up of the Eurozone could disrupt our sales and supply chain, expose us to financial counterparty risk, and materially and adversely affect our results of operations and financial condition.
We are exposed to interest rate risk because many of our customers depend on debt financing to purchase our solar power systems. Additionally, due to recent increases in inflation, on March 16, 2022 the U.S. Federal Reserve approved a 0.25 percentage point interest rate increase, and anticipates to raise its benchmark interest rates throughout the year. An increase in the federal benchmark rate could result in an increase in market interest rates. An increase in interest rates could make it difficult for our customers to obtain the financing necessary to purchase our solar power systems on favorable terms, or at all, and thus lower demand for our solar power products, reduce revenue and adversely affect our operating results. An increase in interest rates could lower a customer’s return on investment in a system or make alternative investments more attractive relative to solar power systems, which, in each case, could cause our customers to seek alternative investments that promise higher returns or demand higher returns from our solar power systems, which could reduce our revenue and gross margin and adversely affect our operating results. Our interest expense would increase to the extent interest rates rise in connection with our variable interest rate borrowings. If in the future we have a need for significant borrowings and interest rates increase, our cost of capital would increase which may lower our margins. Conversely, lower interest rates have an adverse impact on our interest income.
We may be unable to successfully implement price increases to offset inflation and, as a result, our businesses and financial position and results of operations could be adversely affected.
We have experienced rising inflationary pressures in 2021 and during the first quarter in 2022, and expect such pressures to continue for the remainder of 2022. Cost inflation, including increases in ocean container rates, raw material prices, labor rates, energy and domestic transportation costs threaten to impact our profitability and our ability to recover these cost increases through price increases may continue to lag, resulting in downward pressure on our margins. To date, our cost of revenue for IBC Modules has been negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, silicon, and aluminum. Under the prior Supply Agreement we were unable to pass through cost increases to SunPower given the Supply Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. Under the Master Supply Agreement, fixed pricing has been established for 2022 and either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. Whilst we may be able to pass on any cost increases to SunPower under the Master Supply Agreement, there is no assurance that we will be able to reach an agreement on pricing with SunPower. See “Risk Factors – Risks Related to Our Operations - We derive a significant portion of our revenues from our largest customers and are subjected to concentration of credit risk.” Any price increases we undertake are also limited by the selling prices of our competitors, and as our selling prices are currently already higher than a number of our competitors, it would be challenging to further increase our pricing whilst still maintaining our competitiveness. Any attempts to offset cost increases with price increases may also result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation. Conversely, while any increase in electricity rates as a result of inflationary pressures could cause our products to become more competitive by comparison, there is no assurance that this will result in a corresponding positive impact on our revenue.
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
We depend on our Huansheng JV for our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.
We rely upon our Huansheng JV for our Performance line modules. Huansheng operates as a standalone entity and we have significantly less oversight and control over its assembly and testing capacity, delivery schedules, quality assurance, manufacturing yields and production costs than if we operated as a vertically integrated business. We rely upon Huansheng for our Performance line modules and with a single supply source, we are more exposed to risks relating to costs, quality control and supply chain management than if we sourced from multiple suppliers. If the operations of our joint venture were disrupted or its financial stability impaired, or if it was unable or unwilling to devote supply to us in a timely manner, or at competitive prices, our costs could be impacted and our business could suffer. Events that disrupt production include the recent polysilicon plant fires, flooding and COVID-19 that impacted the overall supply of raw materials and components. In September 2021, pursuant to the implementation of a new political strategy adopted in mainland China known as the “dual control of energy consumption policy of China”, local governments have initiated control policies on domestic industrial energy consumption. These policies forced numerous factories and plants that produce aluminum, glass, silicon and related materials to cut their productivity dramatically or stop production altogether. This previously unforeseen shortage of power supply in mainland China has led to drastically reduced production and significant cost increases of raw materials for the solar industry. This disruption in the supply chain has resulted in risks of delays in the delivery of goods, stoppage of delivery and raised prices for the solar industry at large. The increase in prices of raw materials such as aluminum, glass and silicon, as well as module-supply from Huansheng as a result of raw materials price increase increased our costs and diminished our profitability, and had a material and adverse effect on our financial condition and results of operation. The impact of this disruption is compounded by the effects of COVID-19 on supply chains generally. See “Risks Related to the COVID-19 Pandemic”. Currently, we are unable to foresee the extent of the impact such measures will have on our business, financial condition and results of operations or for how long such measures will be implemented by the Chinese local governments. We will continue to assess the situation and take steps as necessary to lessen the impact of these measures on our business. We also risk customer delays resulting from an inability to move module production to an alternate provider, and it may not be possible to obtain sufficient capacity or comparable production costs at another facility in a timely manner. In addition, migrating our design methodology to third-party contract manufacturers or to a captive panel assembly facility could involve increased costs, resources and development time, and utilizing third-party contract manufacturers could expose us to further risk of losing control over our intellectual property and the quality of our solar panels. Any reduction in the supply of solar panels could impair our revenue by significantly delaying our ability to ship products and potentially damage our relationships with new and existing customers, any of which could have a material and adverse effect on our financial condition and results of operation.
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
The Financial Accounting Standards Board has issued accounting guidance regarding variable interest entities (“VIEs”) that could affect our accounting treatment of our existing and future joint ventures. To ascertain whether we are required to consolidate an entity, we determine whether it is a VIE and if we are the primary beneficiary in accordance with the accounting guidance. Factors we consider in determining whether we are the VIE’s primary beneficiary include the decision-making authority of each partner, which partner manages the day-to-day operations of the joint venture and each partner’s obligation to absorb losses or right to receive benefits from the joint venture in relation to that of the other partner. Although we presently do not have any VIE arrangements, other than in Philippines, for which we consolidate SPML Land Inc., there is no assurance that we will not enter into similar VIE arrangements or make other similar forms of equity investments in the future.

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
Our manufacturing facilities are located in France, Malaysia, Mexico and the Philippines, and our Huansheng JV operates in China. Any significant epidemic or pandemic (including the ongoing COVID-19 pandemic), earthquake, flood, or other natural disaster in these countries or countries where our suppliers are located could materially disrupt our operations and/or our production capabilities, could result in damage or destruction of all or a portion of our facilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our products and services. For example, ash and debris from volcanic activity at the Taal Volcano in the Philippines forced closures and evacuations of nearby areas in January 2020 and impacted our employees. In addition, certain modified business practices taken in response to the COVID-19 pandemic have affected our ability to conduct our business operations around the globe. Over the course of 2021, different variants of COVID-19, including the Delta variant and the Omicron variant of the COVID-19 virus, have led to increased incidence of COVID-19 around the world prompting stricter quarantine measures which has resulted in port closures, among other things. Given that our Huansheng JV operates in China, we have been subject to disruptions in our operations and supply chain as a result of COVID-19 related disruptions in China. We also closed our factory in Malaysia for certain periods in July and August 2021 for disinfection due to COVID-19, to comply with governmental regulations. Although our other factories in France, Mexico and the Philippines have not been affected to the same extent, there is no assurance that future outbreaks of COVID-19 will not materially impact our manufacturing operations in the future. See “Risks Related to the COVID-19 pandemic”.
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
We use, generate and discharge toxic, volatile, and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities and are subject to extensive environment laws and regulations at the international level. These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management, and disposal of hazardous materials and wastes, the cleanup of contaminated sites, and occupational health and safety. As we operate in jurisdictions worldwide, our environmental compliance burden may continue to increase both in terms of magnitude and complexity. We have incurred and may continue to incur significant costs in complying with these laws and regulations if we cannot secure a waiver therefrom. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to, among other matters, potentially significant monetary damages and fines or liabilities or suspensions in our business operations. In addition, if more stringent laws and regulations are adopted in the future (and we cannot get a waiver therefrom), the costs of compliance with these new laws and regulations could be substantial. For example, the U.S. Securities and Exchange Commission is anticipated to propose climate change disclosures that would impact disclosures U.S. publicly listed companies would have to make in accordance with Sections 13(a) and 15(d) of the Exchange Act. If we fail to comply with present or future environmental laws and regulations, we may be required to pay substantial fines, suspend production or cease operations, or be subjected to other sanctions.
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
We are subject to U.S. and international laws relating to the collection, use, retention, security, and transfer of customer, employee, and business partner personally identifiable information (“PII”), including the European Union’s General Data Protection Regulation (“GDPR”), which came into effect in May 2018, the California Consumer Privacy Act (“CCPA”), which came into effect on January 1, 2020 and the Personal Data Protection Act of Singapore. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between one company and its subsidiaries, and among the subsidiaries and other parties with which we have commercial relations. The introduction of new products or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. Foreign data protection, privacy, and other laws and regulations, including GDPR, can be more restrictive than those in the United States. These laws and regulations, including GDPR which can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations, including GDPR, are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to inquiries or investigations, claims or other remedies, including fines, which may be significant, or demands that we modify or cease existing business practices.
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

We rely upon SunPower’s Research and Development Team and our Research and Development team in Singapore for a significant portion of our ongoing development of our future technology.
We currently rely on SunPower to perform research and development work under a Product Collaboration Agreement, with research conducted in SunPower’s Silicon Valley research and development lab. We have established a research and development facility in Singapore, which collaborates with SunPower’s Silicon Valley research and development lab on several solar cell and module research and development efforts. While we have begun developing our own research and development team in Silicon Valley, we intend for SunPower’s team to continue to perform a substantial portion of our research and development needs and failure by SunPower to devote sufficient resources to these research and development programs, or breach of the Product Collaboration Agreement, could delay the development of expected future technology improvements and decrease our expected product differentiation versus our competitors, which could have a material and adverse effect on our business, results of operations, and financial condition. In addition, recruiting and retaining qualified personnel for our research and development facility in Singapore and Silicon Valley is vital to our research and development efforts. There is substantial competition for qualified research personnel, and we may not be able to attract or retain qualified research personnel. Any failure by us to efficiently and effectively recruit and retain key research personnel could have an adverse effect on our business, financial condition and results of operations. See the Risk Factor titled “Our success depends on the continuing contributions of our key personnel and our ability to attract and retain qualified personnel in our industry.”
Risks Related to Cybersecurity
We may be subject to breaches of information technology systems utilized by us or our suppliers, vendors, customers and other third parties with whom we conduct business, which could impact or our business data, lead to disclosure of our internal information, damage our reputation or relationships with customers, disrupt access to our online services, and impact our operations. Such breaches could subject us to significant reputational, financial, legal, and operational consequences.
Our business requires us to use, store, and share with certain third parties with whom we conduct business confidential and proprietary information, intellectual property, commercial banking information, personal information concerning customers, employees, and business partners, and corporate information concerning internal processes and business functions. Malicious attacks to gain access to such information affects many companies across various industries, including ours.
In certain instances, we use encryption and authentication technologies to secure the transmission and storage of data, and multi-factor authentication to access certain systems. These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularity or malicious effort, and result in persons obtaining unauthorized access to our data.
We devote resources to network security, data encryption, and other security measures to protect our systems and data, but these security measures cannot provide absolute security. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, target end users through phishing and other malicious techniques, and/or may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventative measures. As a result, we have experienced breaches of our systems in the past, and we may experience a breach of our systems in the future that reduces our ability to protect sensitive data. In addition, hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities or the systems or facilities of third parties with whom we conduct business through fraud, trickery or other forms of deceiving team members, contractors and temporary staff. If we or a third party with whom we conduct business experience, or are perceived to have experienced, a significant data security breach, fail to detect and appropriately respond to a significant data security breach, or fail to implement disclosure controls and procedures that provide for timely disclosure of data security breaches deemed material to our business, including corrections or updates to previous disclosures, we could be exposed to a risk of loss, increased insurance costs, remediation and prospective prevention costs, damage to our reputation and brand, litigation and possible liability, or government enforcement actions, any of which could detrimentally affect our business, results of operations, and financial condition.
We also share information with contractors and third-party providers to conduct our business. In particular, we rely on cloud service providers and face the risks of security breaches emanating from these platforms and interruptions to 24/7 access and the operational availability of such platforms, which will disrupt key business processes. While we generally review and typically request or require such contractors and third-party providers to implement security measures, such as encryption and authentication technologies to secure the transmission and storage of data, those third-party providers may experience a significant data security breach, which may also detrimentally affect our business, results of operations, and financial condition as discussed above.
As a result of the COVID-19 pandemic, the vast majority of our employees who are capable of performing their function remotely are working from home, which may exacerbate the aforementioned cybersecurity risks. See the Risk Factor titled “The COVID-19 pandemic has had an adverse impact on our business, operations, and financial performance, as well as on the business operations and financial performance of many of our suppliers, dealers and customers. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position, and the achievement of our strategic objectives. ”
We may be subject to information technology system failures or network disruptions that could damage our business operations, financial conditions, or reputation.
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
Risks Related to the Separation from SunPower
We are reliant upon SunPower’s performance under various agreements entered into in connection with the Spin-off and may have indemnification and other liabilities related thereto.
We and SunPower have entered into a transition services agreement and other ancillary agreements in connection with the Spin-off pursuant to which we will provide each other, on an interim, transitional basis, various services related to finance, accounting, business technology, human resources information systems, human resources, facilities, document management and record retention, relationship and strategy management and module operations, technical and quality support. Nevertheless, our interests and those of SunPower could differ with respect to these agreements, which could negatively impact the scope, duration or effectiveness of such agreements. These services may not be sufficient to meet our needs and the terms of such services may not be equal to or better than the terms we may have received from unaffiliated third parties. If SunPower were to fail to fulfill its obligations under these agreements, we could suffer operational harm and/or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transitional agreements expire, we may not be able to operate our business effectively and this may have an adverse effect on our business, financial condition and results of operations. In addition, after our agreements with SunPower expire, we may not be able to obtain these services at as favorable prices or on as favorable terms.
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
Risks Related to the Ownership of Our Shares
TotalEnergies’s and TZS’s significant ownership of our shares may adversely affect the liquidity and value of our shares.
As of January 2, 2022, TotalEnergies (as defined under “Item 4.A. History and Development of the Company”) and its affiliates own approximately 24.9% of the voting power of outstanding Maxeon shares and TZS (as defined under “Item 4.A. History and Development of the Company”) owns approximately 24.4% of the voting power of outstanding Maxeon shares. At their current shareholding, TotalEnergies and TZS possess significant influence and control over our affairs.
TotalEnergies and/or TZS may have different interests than other Maxeon shareholders on matters which may affect our operational and financial decisions. As long as each of TotalEnergies and TZS own a significant percentage of our shares, the ability of our other shareholders to influence matters requiring shareholder approval will be limited. Among other things, TotalEnergies and/or TZS’s influence could delay, defer or prevent a sale of Maxeon that other shareholders support, or, conversely, this influence could result in the consummation of such a transaction that other shareholders do not support. This concentrated influence could discourage potential investors from seeking to acquire Maxeon shares and, as a result, might harm the market price of Maxeon shares.
If a substantial number of Maxeon shares become available for sale and are sold in a short period of time, the market price for our shares could decline.
For two years after the effective date of the Shareholders Agreement, each of TotalEnergies and TZS are required, subject to certain exceptions, to not dispose of Maxeon shares if the disposition would cause either of them to hold less than 20% of the outstanding Maxeon shares. Further, TotalEnergies is required to not dispose of any Maxeon shares during that two-year period if immediately prior to such disposal it holds fewer shares than TZS or if the disposal would cause TotalEnergies to hold fewer shares than TZS (again, subject to certain exceptions).
Notwithstanding the provisions of the Shareholders Agreement, under certain limited circumstances, each of TotalEnergies and TZS have the ability to sell a substantial number of Maxeon shares during the two-year period following the Spin-off and thereafter. If our existing significant shareholders sell substantial amounts of Maxeon shares in the market, the market price of Maxeon shares could decrease significantly. The perception in the market that our existing significant shareholders might sell shares could also depress our share price. A decline in the price of Maxeon shares may impede our ability to raise capital through the issuance of additional shares or other equity securities.

Your percentage ownership in Maxeon may be diluted in the future.
In the future, we may issue additional shares in connection with capital markets transactions, acquisitions or otherwise, including equity awards that we will be granting to our directors, officers and employees and conditional capital we hold for purposes of our employee participation plans. For instance, on April 14, 2021, we announced the Offering of ordinary shares through an underwritten public offering. In addition, pursuant to the TZS Private Placement (as defined under “Item 4.A. History and Development of the Company”), Maxeon sold to TZS 1,870,000 ordinary shares at $18.00 per share. See “Item 5.B. Liquidity and Capital Resources – Current Sources of Liquidity and Capital Resources.”
The conversion of some or all of the Green Convertible Notes will dilute the ownership interests of existing shareholders. Additionally, in connection with the Green Convertible Notes, Maxeon granted to TZS SG (as defined under “Item 4.A. History and Development of the Company”) an option to purchase an amount of Maxeon shares that would allow TZS SG to maintain its percentage ownership of outstanding Maxeon shares following any conversion of the Green Convertible Notes as compared to its percentage ownership existing immediately prior to any such conversion. See “Item 5.B. Liquidity and Capital Resources—Dilution Protection Agreements.” Any sales in the public market of the shares issuable upon such conversion could adversely affect prevailing market prices of our shares. In addition, the existence of the Green Convertible Notes may encourage short selling by market participants because the conversion of the Green Convertible Notes could depress the price of our shares.
Furthermore, the Compensation Committee of the Maxeon Board has and it is anticipated that it will continue to grant equity awards to our employees and directors, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our shares.
The effect of the Physical Delivery Forward and Prepaid Forward, which were entered into in connection with the issuance of our Green Convertible Notes, may affect the value of Maxeon shares and may result in unexpected market activity in Maxeon shares.
In connection with the issuance of the Green Convertible Notes, we entered into a Physical Delivery Forward with a Physical Delivery Forward Counterparty with respect to the Physical Delivery Maxeon Shares (all defined terms under “Note 11. Debt and Credit Sources” to our consolidated and combined financial statements”). Pursuant to the Physical Delivery Forward, the Physical Delivery Forward Counterparty agreed to deliver such Physical Delivery Maxeon Shares to us or a third-party trustee designated by us for no consideration at or around the maturity of the Green Convertible Notes. The delivery of such Physical Delivery Maxeon Shares is subject to the conditions set forth in the agreements governing the Physical Delivery Forward, including receipt of required shareholder approvals on an annual basis and subject under Singapore law to an aggregate limit of 20% as of the date of the annual shareholder purchase approval (calculated together with the number of ordinary shares to be purchased in connection with the Prepaid Forward).
In connection with the issuance of the Green Convertible Notes, we entered into a Prepaid Forward (as defined under “Item 5.B. Liquidity and Capital Resources – Current Sources of Liquidity and Capital Resources”) with an affiliate of one of the initial purchasers, pursuant to which we will repurchase 2.5 million Maxeon shares, subject to the conditions set forth in the agreements governing the Prepaid Forward, including receipt of required shareholder approvals on an annual basis. Under the terms of the Prepaid Forward, the Prepaid Forward Counterparty (as defined under “Note 11. Debt and Credit Sources” to our consolidated and combined financial statements) will be obligated to deliver the number of Maxeon shares underlying the transaction to us, or pay cash to the extent we fail to provide to Prepaid Forward Counterparty evidence of a valid shareholder authorization, on or shortly after the maturity date of the Green Convertible Notes, subject to the ability of the Prepaid Forward Counterparty to elect to settle all or a portion of the transaction early.
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
Each of the Prepaid Forward Counterparty and the Physical Delivery Forward Counterparty is a financial institution, and we will be subject to the risk that either or both might default under the Prepaid Forward and/or the Physical Delivery Forward. Our exposure to the credit risk of the Prepaid Forward Counterparty and/or the Physical Delivery Forward Counterparty is not secured by any collateral. Global economic conditions have from time to time resulted in the actual or perceived failure or financial difficulties of many financial institutions, including the bankruptcy filing by Lehman Brothers Holdings Inc. and its various affiliates. If the Prepaid Forward Counterparty or the Physical Delivery Forward Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under our transactions with the Prepaid Forward Counterparty or the Physical Delivery Forward Counterparty. Our exposure will depend on many factors, but, generally, the increase in our exposure will be correlated with increases in the market price or the volatility of Maxeon shares. In addition, upon a default by the Prepaid Forward Counterparty or the Physical Delivery Forward Counterparty, we may suffer adverse tax consequences and may experience more dilution than currently anticipated with respect to Maxeon shares. We can provide no assurances as to the financial stability or viability of the Prepaid Forward Counterparty or the Physical Delivery Forward Counterparty.
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
We may issue additional Maxeon shares, other equity or equity-linked or debt securities, which may materially and adversely affect the price of the Maxeon shares.
We may issue additional equity, equity-linked or debt securities for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to satisfy our obligations for the repayment of existing indebtedness, to adjust our ratio of debt to equity, or for other reasons. Any future issuances of equity securities or equity-linked securities could substantially dilute the interests of our existing shareholders and may materially and adversely affect the price of Maxeon shares. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, may have on the market price of Maxeon shares. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

The market price for Maxeon shares may be volatile.
The market price for Maxeon shares has been highly volatile and subject to wide fluctuations. During the period from August 26, 2020, the first day on which Maxeon shares were listed on NASDAQ, until January 2, 2022, the market price of Maxeon shares ranged from $11.78 to $57.97 per share. The market price of Maxeon shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the factors discussed in this risk factors section and the following:
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
•the impacts of the COVID-19 pandemic on us and the national and global economies;
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
•inflation;
•rising interest rates;
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
Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.
The trading market can be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a foreign private issuer, the analysts who publish information about Maxeon shares may have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.
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
New rules and regulations impacting public companies may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NASDAQ on which Maxeon shares are traded and other applicable securities rules and regulations. The Securities and Exchange Commission (the “SEC” or the “Commission”) and other regulators have and continue to propose and adopt new rules and regulations and make additional changes to existing regulations that require our compliance. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate. For example on March 9, 2022, the SEC proposed amendments to its rules to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance, and incident reporting by public companies, including foreign private issuers. In addition, pursuant to public notification, the Commission is scheduled to meet on March 21, 2022 to consider whether to propose amendments that would enhance and standardize registrants’ climate-related disclosures for investors. Finally, NASDAQ listed companies are now required to start complying with the NASDAQ board diversity rules. We anticipate that we will incur considerable costs and expenses associated with complying with these proposed rules if they are adopted by the SEC, as well as rules and regulations implemented by the SEC and the NASDAQ, particularly if we no longer qualify as a “foreign private issuer.” We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, while also diverting some of management’s time and attention from revenue-generating activities. Furthermore, these rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. If we fail to comply with these rules and regulations, we could be subject to a number of penalties, including the delisting of our Maxeon shares, fines, sanctions or other regulatory action or civil litigation.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our shares.
Based upon, among other things, the nature of our business, the current and anticipated valuation of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended January 2, 2022 and we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will generally be a PFIC for any taxable year if either (i) at least 75.0% of its gross income for such year is passive income or (ii) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our shares, fluctuations in the market price of the shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. federal income tax implications, see “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”
Risks Related to Doing Business in China
Uncertainties with respect to the Chinese legal system, which continues to evolve, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice, could materially and adversely affect us.
We participate in panel manufacturing operations through our Huansheng JV in China with TZS. These operations are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises and joint venture companies.
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
Even though, currently, we and our Huansheng JV are not subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data, these laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities. For example, the Cybersecurity Law, the Cybersecurity Review Measures and the PRC’s Data Security Law impose regulations, review and conditions on the storage, security, purchase, collection and use of personal information and important data collected and generated by a critical information infrastructure operator (“CIIO”) in the course of its operations in China, including on the purchase of data affecting national security. While we believe our business and the business of our Huansheng JV do not currently include the type of activities subject to this regulation, uncertainty remains about the final content of these and other regulations, interpretation and implementation, and various other implications. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us and our Huansheng JV.

We conduct limited operations in China with only 40 employees as of January 2, 2022, and participate in panel manufacturing operations through our Huansheng JV with TZS, and generated revenues from sales in China of $25.5 million for the fiscal year ended January 2, 2022, which represents 3.3% of our total revenue for the period. There is a risk that the PRC government may intervene or negatively influence our operations at any time. While we believe that the recent statements or regulatory actions by the relevant organs of the PRC government, including statements relating to the PRC Data Security Law, the Draft Measures, the PRC Personal Information Protection Law, guidance related to capital raising outside of the PRC through VIEs as well as the anti-monopoly enforcement actions, should not have any material adverse impact on our ability to conduct our existing business operations, there is no guarantee that this will continue to be the case or that the PRC government will not seek to intervene or negatively influence the operations of our Huansheng JV or our operations at any time. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations. We cannot predict the extent of such impact if such events were to occur.
Changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect our competitive position.
We conduct operations in China through our participation in panel manufacturing operations through our Huansheng JV in China with TZS. In addition, a portion of our sales are made in China and our revenue generated from sales in China was $25.5 million for the fiscal year ended January 2, 2022, representing 3.3% of our total revenue for period.
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
The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The Chinese government, including at both the national and local levels, has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy via regulation and state ownership. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. For instance, in September 2021, pursuant to the implementation of a new political strategy adopted in mainland China known as the “dual control of energy consumption policy of China”, local governments have initiated control policies on domestic industrial energy consumption. These policies forced numerous factories and plants that produce aluminum, glass, silicon and related materials to cut their productivity dramatically or stop production altogether. This previously unforeseen shortage of power supply in mainland China has led to drastically reduced production and significant cost increases of raw materials for the solar industry. This disruption in the supply chain has resulted in risks of delays in the delivery of goods, stoppage of delivery and raised prices for the solar industry at large. See “We depend on our Huansheng JV for our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.”
Future governmental actions, including any decision not to continue to support recent economic reforms and/or to return to a more centrally planned economy, regional or local variations in the implementation of such economic policies, or new, stricter regulations or interpretations of existing regulations could significantly affect economic conditions in China and materially impair our ability to conduct our panel manufacturing through our Huansheng JV within China or conduct sales into China, which could have a material adverse effect on our results of operations. We cannot predict whether changes in China’s political, economic and social conditions, laws, regulations and policies will have any material adverse effect on our current or future business, financial condition and results of operations.
Allegations of forced labor, implementation of laws both proposed and enacted, and consumer sentiment related to this issue could have an adverse impact on our business.
Allegations of human rights abuse and of the use of forced labor and the United States and other countries’ response to those allegations are disrupting solar supply chains and our operations could be adversely impacted. On December 23, 2021, the Uyghur Forced Labor Prevention Act, which effectively prohibits imports of any goods made either wholly or in part in Xinjiang, was signed into law. The law prohibits “the importation of goods made with forced labor” unless U.S. Customs and Border Protection determines, based on “clear and convincing evidence”, that the goods in question were not produced “wholly or in part by forced labor”, and submits a report to the U.S. Congress setting out its findings. Other jurisdictions have also been enacting similar legislation, including a recent bill in Australia banning importation of goods produced with forced labor. Xinjiang is the source of a significant percentage of the world’s supply of polysilicon, a key component in solar cells. Although Maxeon maintains robust policies and procedures to maintain compliance with all governmental laws and regulations, and is, to its knowledge in compliance with all applicable laws, these laws may nonetheless impact Maxeon’s imports into the United States and elsewhere and have the effect of restricting the global supply of polysilicon, which can affect prices and Maxeon’s capacity to produce solar products for its customers. Allegations of forced labor may also affect consumer sentiment and tarnish the reputation of the solar industry as a whole and thereby have an adverse effect on our business.
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
The Singapore Code on Take-overs and Mergers (the “Singapore Take-overs Code”) and Sections 138, 139 and 140 of the Securities and Futures Act 2001 of Singapore contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of S$5 million (approximately $4 million USD) or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council of Singapore, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-overs Code.
On January 30, 2020, the Securities Industry Council of Singapore waived the application of the Singapore Take-overs Code to us, subject to certain conditions. Pursuant to the waiver, for as long as we are not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the Tier 1 Exemption set forth in Rule 14d-1(c) under the Exchange Act (the “Tier 1 Exemption”) is available and the offeror relies on the Tier 1 Exemption to avoid full compliance with the tender offer regulations promulgated under the Exchange Act, the Singapore Take-overs Code shall not apply to us. In connection with receipt of the waiver, the SunPower Board submitted to the Securities Industry Council of Singapore a written confirmation to the effect that it is in the interests of SunPower shareholders who will become holders of Maxeon shares as a result of the Spin-off that a waiver of the provisions of the Singapore Take-overs Code is obtained. However, if the conditions for the waiver are no longer applicable, the Singapore Take-overs Code will be applicable and while the primary objective of the Singapore Take-overs Code is fair and equal treatment of all shareholders in a take-over or merger situation, its provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. These legal requirements may impede or delay a take-over of our company by a third party, and thereby have a material adverse effect on the value of our shares. In addition, as the Green Convertible Notes are convertible into our ordinary shares, under the Singapore Take-overs Code (where the Singapore Take-overs Code may be applicable), if a take-over offer is made for the Maxeon shares, a comparable offer has to be made for the Green Convertible Notes (so long as the Green Convertible Notes are outstanding) in accordance with the provisions of the Singapore Take-overs Code.
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
We are domiciled in Singapore and our registered office is currently located at 8 Marina Boulevard #05-02, Marina Bay Financial Centre, 018981, Singapore, which also currently serves as our principal executive offices, and our telephone number is +65 6338 1888. Our agent for service of process in the United States is CSC Global and its address is 251 Little Falls Drive, Wilmington, Delaware 19808.
General Development of Business
On the Distribution Date, SunPower completed the previously announced Spin-off of Maxeon. The Spin-off was completed by way of a Distribution of all of the Maxeon shares. As a result of the Distribution of the Maxeon shares on the Distribution Date, Maxeon became an independent, public company and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN.”
In connection with the Spin-off, Maxeon and SunPower entered into a number of agreements providing for the framework of the relationship between the two companies following the Spin-off. For a description of these agreements, please see “Item 7. Major Shareholders and Related Party Transactions” of Maxeon’s registration statement on Amendment No. 2 to Form 20-F (File No. 001-39368) filed with the SEC on July 31, 2020, and available at www.sec.gov.
Immediately after the Distribution and pursuant to the terms of the November 8, 2019 Investment Agreement (the “Investment Agreement”), Maxeon and Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“TZS SG”) and an affiliate of TZS, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares (the “TZS Investment”).TZS Investment, TotalEnergies Solar INTL SAS (“TotalEnergies Solar”), TotalEnergies Gaz Electricité Holdings France SAS, (“TotalEnergies Gaz”, with TotalEnergies Solar, each an affiliate of TotalEnergies SE and collectively “TotalEnergies”),as holders of record of SunPower’s common stock, were issued Maxeon’s shares by way of pro rata distribution.
In connection with the TZS Investment, Maxeon, TotalEnergies Solar, TotalEnergies Gaz, and TZS SG, entered into a Shareholders Agreement relating to certain rights and obligations of each of TotalEnergies and TZS SG bearing on Maxeon’s governance and the ability of TotalEnergies and TZS SG to buy, sell or vote their Maxeon shares. At the closing of the TZS Investment, Maxeon also entered into a Registration Rights Agreement with TotalEnergies and TZS SG, granting each of the shareholders certain registration rights with regard to their Maxeon shares.
In April 2021, pursuant to a stock purchase agreement, dated April 13, 2021, with an affiliate of TZS, the Company sold to TZS 1,870,000 ordinary shares at a price of $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “TZS Private Placement”). As of January 2, 2022, TotalEnergies’s and TZS SG’s ownership of the Maxeon shares was approximately 24.9% and 24.4%, respectively.

Principal Capital Expenditures
Our capital expenditures amounted to $154.2 million, $27.7 million and $41.9 million during fiscal years 2021, 2020 and 2019, respectively, primarily consisting of expenditures related to the expansion of our solar cell manufacturing and assembly capacity as well as our technology conversions. Our manufacturing and assembly activities have required and will continue to require significant investment of capital and substantial engineering expenditures. Our capital expenditures, which are subject to obtaining necessary board consents, are expected to be funded with cash from operations, financing, or other available sources of liquidity. We expect total capital expenditures ranging from $85 million to $90 million in fiscal year 2022, of which $50.6 million was committed via the issuance of purchase orders as of January 2, 2022, mainly targeted towards the completion of manufacturing capacity for our Maxeon 6 product platform, manufacturing capacity for Performance line panels to be sold into the U.S. market, developing Maxeon 7 technology and operating a pilot line. Subject to securing additional capital through debt or equity financing, we expect to make approximately $60 million to $80 million of additional capital expenditures for the conversion of our manufacturing capacity in the Philippines from Maxeon 3 to Maxeon 7, starting from 2022 and continuing into 2023.
Significant Acquisitions, Dispositions and other Events
In fiscal year 2017, SunPower entered into our Huansheng JV with TZS to manufacture Performance line products in China that constitute a part of the Maxeon Business and in 2021, we made certain amendments to the original transaction documents. For more information, see “Item 7.B. Related Party Transactions—Agreements with TZS—Agreements with TZS in Connection with the Huansheng JV.”
In September 2021, TZS made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV to facilitate the capacity expansion of Huansheng JV. The Company did not make a proportionate injection based on its equity interest in Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%. Consequently, we recorded a gain of $3.0 million related to the deemed disposal of the equity ownership, including $0.03 million relating to the recycling of other comprehensive income to profit or loss. The gain is presented within “Other, net” in our Consolidated and Combined Statements of Operations. As of January 2, 2022, TZS owns a 83.7% equity stake and we own a 16.3% equity stake in Huansheng JV while TZS owns a 20% interest and we own 80% equity stake in SPSI.
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
4.B.BUSINESS OVERVIEW
Overview
Maxeon is one of the world’s leading global manufacturers and marketers of premium solar power technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels across six continents. Headquartered in Singapore, we manufacture our solar cells in Malaysia and the Philippines, assemble solar cells into panels in France, Mexico, Malaysia and China (through our Huansheng JV), and sell our products across more than 100 countries.

Our Markets
Solar has become one of the fastest growing renewable energy sources over the last few decades. According to recent estimates from Wood Mackenzie, through effective investments and projects, the solar market has achieved more than 900 GW of global installed capacity as of 2021, representing an average compound annual growth rate of 29% since 2009.
As solar technology has developed, manufacturing costs have declined and performance has improved, although there have been recent surges in manufacturing costs driven by increasing freight rates and material costs in 2021. Today, solar power, together with enhanced balance of system technology, has among the lowest levelized cost of energy (“LCOE”) of all major energy sources.
In the long term, this trend is expected to continue and even accelerate, according to Bloomberg New Energy Finance (“BNEF”). By 2050, solar technology is expected to represent from 32% (gray scenario) to 36% (green scenario) of global electricity capacity, with a balanced distribution among key regions worldwide—a significant increase compared to its current penetration of approximately 11% of global capacity.
We believe the following factors have driven and will continue to drive demand in the global solar power industry, including demand for our products:
•solar generation costs have fallen to the point where solar power is one of the lowest-cost electricity sources on an LCOE basis in certain regions and it is even considered as the lowest one in countries such as China, India, France or Spain by BNEF;
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
Our Business
We are one of the world’s leading global manufacturers and marketers of premium solar technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels supplying customers in more than 100 countries on six continents. We own and operate solar cell and panel manufacturing facilities located in France, Malaysia, Mexico and the Philippines and we participate in a joint venture for panel manufacturing in China with TZS. During fiscal year 2021, 29.0% of our revenue was attributable to North America, 43.8% to EMEA, 24.7% to Asia Pacific and 2.5% to other markets. During fiscal year 2020, 27.9% of our revenue was attributable to North America, 37.0% to EMEA, 30.3% to Asia Pacific and 4.8% to other markets. During fiscal year 2019, 36.2% of our revenue was attributable to North America, 28.8% to EMEA, 31.5% to Asia Pacific and 3.5% to other markets.

Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line (formerly, “P-Series”) of shingled solar cells and panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well. During fiscal year 2021, 61.4% of our revenue was attributable to products in our Maxeon line and the other 38.6% was attributable to products in our Performance line. 84.4% of our revenue was attributable to DG applications and 15.6% attributable to power plant applications. During fiscal year 2020, 65.5% of our revenue was attributable to products in our Maxeon line and the other 34.5% was attributable to products in our Performance line. 68.9% of our revenue was attributable to DG applications and 31.1% attributable to power plant applications. During fiscal year 2019, approximately 65.3% of our revenue was attributable to products in our Maxeon line and the other 34.7% was attributable to products in our Performance line. 69.9% of our revenue was attributable to DG applications and approximately 30.1% attributable to power plant applications.
Our proprietary technology platforms, including the Maxeon line and Performance line, target distinct market segments, serving both the DG and power plant markets. This ability to address the full market spectrum allows us to benefit from a range of diverse industry drivers and retain a balanced and diversified customer base.
We believe that our Maxeon line of IBC technology stands apart from the competition in key categories which our customers value, including product efficiency, energy yield, reliability, safety and aesthetics. We believe the combination of these characteristics enables the delivery of an unparalleled product and value proposition to our customers. Our Maxeon line products use a unique cell architecture and advanced module materials to deliver 20% more energy in any given amount of roof space over the first 25 years, as compared to conventional front-contact mono-PERC panels, and come with a leading warranty in the industry.
Our Performance line technology is designed to deliver higher performance than using conventional panels. This is possible due to several patented features and improvements we have employed in our product. Some of the main differentiators from the competition for our shingled design is that in our design, standard mono-PERC cells are interconnected using electrically conductive adhesive instead of soldered metal ribbons. This technique greatly improves long-term durability, increases efficiency from reduced electrical resistance and less inactive white space between cells, and – when combined with novel electrical bussing – improves shade performance. In addition, our Performance line’s robust shingled cells and advanced encapsulant are highly resistant to thermal stresses, humidity, light and temperature-induced degradation (“LeTID”) and potential-induced degradation (“PID”).
In December 2020, we introduced an AC version of our Maxeon product to the international marketplace. We already produce a similar product for SunPower’s use in North America. These modules combine a microinverter with the module to create an integrated unit that is ready to connect to the low voltage power grid. These “AC modules” provide significant installation and energy production advantages versus traditional systems and allow us to capture an additional portion of the value of a solar installation. In 2021 we introduced an AC version of our Performance line to compliment the AC version of our Maxeon line.
We have announced our initiative to manufacture our high efficiency bifacial Performance line solar panels for the United States large-scale market through conversion of our Malaysia and Mexico facilities. In May 2021, we executed an agreement to supply approximately one GW of Performance line panels for the construction of the Gemini solar plus storage power plant project located near Las Vegas, Nevada, United States. The project is being built and will be owned and operated by Primergy Solar, LLC. The agreement calls for modules to be supplied over a four-quarter period starting in the second quarter of 2022 and project completion is planned by the end of 2023. In November 2021, we also entered into an agreement to supply up to 400 MW of Performance line panels to TotalEnergies for the construction of the Danish Fields Solar power plant project located near Houston, Texas, United States. The order request, which provides for a prepayment, was amended in March 2022 to change the timing of the utilization of the prepayment. In March 2022, we entered into two module supply agreements with two wholly-owned subsidiaries of Cypress Creek Renewables. The Company will be supplying 210 MWdc of its Performance line solar panels for a utility-scale project located in Texas, as well as approximately 105 MWdc of

Performance line solar panels for a utility-scale project in Washington. Deliveries are scheduled to begin in June 2023, with the final solar panel deliveries scheduled for January 2024. Also in March 2022, we entered into an agreement to supply approximately 400MWdc of Performance line solar panels to Origis Energy Ltd for its use in utility-scale projects located in the United States, with deliveries scheduled to begin in June 2023 and end by December 2023.
In May 2021, we also announced the commercialization of our new Maxeon AirTM technology platform, which is the result of five years of research, development and testing. This new technology platform enables the production of Maxeon Air solar panels, which are conformable, ultra-light, robust and fire-certified panels that can be adhered directly to the roof without the need for racking or other mounting systems. Maxeon Air panels will be tested during the first half of 2022 with selected membrane suppliers and the product availability is scheduled to begin in second half of 2022.
Our Strengths
We believe the following strengths of our business distinguish us from our competitors, enhance our leadership position in our industry and position us to capitalize on the expected continued growth in our market:
•Leading provider of premium solar technology. Our established leadership position in solar technology is grounded in over 35 years of experience. Over that time, our solar technology has been awarded over 1,300 patents. We have also made substantial investments in research and development, having invested more than $543 million since 2007 which is more than any other crystalline panel manufacturer. Together, these factors have allowed us to create truly differentiated products which have maintained 20% relative lifetime energy density advantage over the industry average solar panel efficiency since 2012.
•Established unique sales, marketing, and distribution channels in each of our key markets. We have built relationships with dealer/installers, distributors, and white label partners globally to ensure reliable distribution channels for our products. As examples, we have over 490 sales and installation partners in the Asia Pacific region, over 930 in the Europe, Middle East and Africa region, and over 25 in Latin America. In North America, we have a renewable exclusive contract with SunPower for our products to be used in its residential business. Please see “Item 7.B Related Party Transactions.”
•Well-positioned to capture growth across solar markets. We believe solar growth will be driven by strong expansion in both DG and power plant applications. Over the past four years we grew our total MW deployed by a multiple of approximately three in EU DG markets and Australia. We also believe that our technology, with superior efficiency and lower degradation rates, provides significant advantages to customers in the DG markets.
•Unique cutting-edge innovative technology. Our Maxeon 3, Maxeon 5 and Maxeon 6 panels have the highest rated efficiency among panels currently in commercial production. We also believe that our current technology stands apart from the competition on every meaningful performance metric, including efficiency, energy yield, reliability and aesthetics. Additionally, our Performance line shingled cell technology delivers up to 7% more energy compared to conventional panels, allowing us to achieve a diverse sales base across both DG and the utility power plant markets.
•Strategic partnerships with top tier companies worldwide. Our strategic relationship with SunPower provides valuable access to a leading solar distribution business in North America and a market-leading brand platform for international market growth. We have a supply relationship with TotalEnergies S.E., which is active in the global downstream solar market. We also seek to have strategic partnerships across the business chain, as exemplified by our relationship with TZS, which provides valuable connections in Asia’s supply chain and distribution channels, as well as research and development collaboration between companies pushing the technological frontier.
•Unmatched investment in research and development, translating into next-generation leading products. Our superior technology has been key to our leadership position. Through efficient, disciplined and business-oriented investments, we were able to develop patent-protected technology which we expect to leverage in our next-generation products. Our Maxeon 7 panels are expected to achieve an even higher efficiency while allowing for reduced costs given their significantly simplified manufacturing process. We expect this next-generation solar panel to achieve superior performance at reduced costs, unlocking mass market adoption and commercialization through multiple pathways.
•Experienced management team. We have a strong and experienced management team. Our Chief Executive Officer, Jeff Waters, has served as Chief Executive Officer of SunPower’s SunPower Technologies business unit since January 2019 and has 15 years of experience as an executive in the technology industry. Our Chief Financial Officer, Kai Strohbecke, is a seasoned executive with more than 25 years of experience in the global semiconductor industry, including serving for 10 years as the Chief Financial Officer of Inotera Memories, a memory semiconductor manufacturing company located in Taiwan, and most recently as Vice President Finance and Global Operations Controller for Micron Technology. Our Chief Legal Officer, Lindsey Wiedmann, was with SunPower for a decade and now leads our global legal and sustainability teams. Our Chief Operations Officer, Markus Sickmoeller, is responsible for manufacturing, quality, supply chain, cell technology deployment and environment, health and safety globally after joining SunPower in late 2015 to start the Maxeon 3 cell factory in the Philippines. Ralf Elias, our Chief Product Officer, has extensive experience in consumer-facing technologies such as mobile phones and Internet of Things and leads our “Beyond the Panel” initiative. Peter Aschenbrenner, our Chief Strategy Officer, has more than 40 years of solar industry experience, including 17 years at SunPower in various executive roles. Mark Babcock, our Chief Revenue Officer, established SunPower’s DG channel business in Europe 14 years ago and has led other solar companies’ DG efforts in Europe and globally in the past nine years before joining Maxeon in 2020. Tiffany See, our Chief Human Resource Officer, joined Maxeon in 2020 bringing over 20 years of experience leading innovative human resource strategy with a focus on creating inclusive cultures, organization development and building leadership capability.
Our Strategy
We are strategically positioned to deploy advanced solar technologies at scale. We draw on 35 years of technology innovation around high-performance solar products and have well-established global channels available to market our products. Our primary focus includes:
•Increasing the production capacity of Maxeon 5 and 6. The brownfield build-out of Maxeon 5 and 6, leveraging existing facilities and operational expertise combined with increased scale and simplified process, is expected to deliver a 50% reduction in capital intensity as well as reduced cell conversion cost (as compared to the Maxeon 2 technology that it is replacing).
•Innovating Future Product Technology. Maxeon 7, currently in development, has the potential to expand our addressable market and to achieve further process simplification and reduction in capital intensity and cell conversion cost.
•Enhancing our access to the low-cost Asia-centric supply chain and expanding our global channels to market. We benefit from our strategic partner TZS’s knowledge of and access to the upstream supply markets and distribution channels in Asia. In addition, we leverage access to TZS’s silicon wafers for our Performance line technologies.
•Addressing the United States solar market with Performance Line. We are expanding solar cell and module capacity in our Malaysia fab and Mexican modco to manufacture new Performance line shingled module technology for use in the United States market.
•Expanding our manufacturing footprint in the United States. We have announced plans to build a multi-GW solar cell and module factory in the United States to supply both the DG and utility-scale markets, contingent upon passage of key incentive legislation and us securing the necessary funding.

•Leveraging our established distributed generation channels to drive continued growth. As a leading DG player, we have a robust sales and marketing platform to access key markets around the world. The expansion of this network is a vital element for future growth, as is the inclusion of additional product lines such as AC modules which expand our share of wallet with our existing channel partners.
•Adding value “Beyond the Panel” for increased revenue and margin. Our strong channels to market in the DG business offer an opportunity for Maxeon to bundle adjacent products together with our panel sales. We have already begun adding microinverters to certain of our panels for sale, and we intend to further expand our product portfolio in the future to include battery storage systems, EV chargers and customer focused services.
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
With our corporate headquarters in Singapore and existing manufacturing facilities in Malaysia, the Philippines, and China (through our Huansheng JV), we believe our significant Asian presence will help strengthen relationships and sourcing arrangements across our supply chain. We plan to add Performance line capacity to our own manufacturing facilities in Malaysia and Mexico and convert our Fab 3 manufacturing facility to fully Maxeon 6 manufacturing capacity. Our Huansheng JV also plans to increase its Performance line capacity. As of January 2, 2022, we had close to 900 MW of manufacturing capacity and contractual access to over 5.3 GW of Performance line supply from our Huansheng JV.
Our Industry
The solar power industry manufactures and deploys solar panels and systems across a range of end-use applications. With estimated 2021 annual shipment volumes of 150 to 185 GW, solar power comprises the largest fraction of newly installed global electric power generation equipment. The two primary application segments are DG, mainly for residential and commercial rooftops systems, and utility-scale for large ground-mounted power generation systems. During 2021, total industry shipment volume mix was approximately 38% DG and 62% utility-scale according to IHS.
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
Our Products
Maxeon Solar Panels
Maxeon offers a comprehensive panel portfolio ensuring maximum flexibility to address all customers’ energy needs. Our flagship Maxeon solar panels are the highest efficiency panels available on the market and deliver maximum energy production and unmatched reliability, while providing leading environmental sustainability and aesthetics.
Maxeon panels lead the solar industry in panel efficiency and deliver more savings by generating the most solar energy in a given amount of roof space. Over time, the advantage grows, because Maxeon panels also have the lowest degradation rate in the solar industry. While third party studies show that most conventional panels tend to degrade around 0.7% per year, Maxeon panels degrade at a significantly lower rate of 0.2% per year. To translate into real results – that means a Maxeon panel delivers up to 20% more energy from the same footprint as standard panels over the first 25 years. When combined with our 40-year warranty period for certain products, which is the industry’s longest warranty, that advantage grows to 85% more guaranteed energy over the lifetime of the system.
Maxeon panels feature a unique ribbon-less back-contact cell structure utilizing a metal foundation that minimizes the impact of climatic stresses as well as shading and cell cracks. Through this, Maxeon panels produce up to 30% more energy under shaded conditions and are not reliant on a bypass diode in the junction box to prevent hotspots – the cells are intrinsically resistant to the formation of hotspots. When Maxeon back-contact cells are cracked from impacts, the metal foundation maintains electrical connections to any broken sections, maintaining module power. The lower risk is conveyed to our customers through a leading panel warranty which, unlike most conventional warranties, is based on actual field-testing data. The power warranty guarantees no more than 0.25% per year power drop – the lowest rate in solar. Field data shows that only 0.005% or 1 in 20,000 Maxeon panels have been returned under warranty.
Maxeon has pioneered sustainability efforts in solar manufacturing, and our Maxeon panels have been recognized with the prestigious Cradle to Cradle Certified™ designation for DC panels. The Cradle to Cradle designation demonstrates the products' quality based on rankings of material health, material reutilization, renewable energy use, water stewardship, and social fairness. Maxeon discloses its ingredients through the Declare label – available for all Maxeon panels. Our Mexicali, Mexico manufacturing facility is certified by NSF Sustainability as Zero Waste to Landfill. The certification means that this facility diverts more than 99% of its waste, with 1% or less going to landfills.
Finally, the back-contact cell design of Maxeon panels provides an uncluttered and elegant design aesthetic – with panels available in black and white backsheets. This has made Maxeon panels the panel of choice for architects and designers for decades.
Our latest technology, Maxeon 6, utilizes a similar design to Maxeon 3 with incremental efficiency improvements and a larger wafer, further increasing panel power. When fully ramped, we expect Maxeon technology on larger wafers to be less expensive to manufacture than Maxeon 3 technology. We have in fiscal year 2021 completed the conversion of our legacy Maxeon 2 production capacity in Fab 3 to Maxeon 5 and Maxeon 6 production capacity. This resulted in close to 500 MW of joint capacity. By the end of second quarter of fiscal year 2022, our Maxeon 5 technology will be at end of life in our Fab 3 Malaysia facility and will be fully converted to Maxeon 6 technology. This will result in over 500 MW of Maxeon 6 capacity.
Performance Solar Panels
Our Performance line of solar panels utilize high efficiency mono-PERC cells to deliver higher reliability and efficiency than conventional panels. With more than 10 GW deployed across more than 60 countries to date, Performance line solar panels are the industry’s most deployed shingled cell panel technology.
The innovation behind Performance line solar panels is protected by more than 200 patents worldwide covering cell and panel design, as well as key manufacturing tools and processes. These products utilize a proprietary manufacturing process to assemble conventional silicon solar cells into panels with increased energy yield and reliability compared with conventional panels. Similar to Maxeon panels, the cell interconnects used in conventional panels are “designed out” to provide high reliability. The unique inter-cell bussing is robust under shading and cell cracking stresses, to maximize energy production and lifetime reliability.
Performance line solar panels are produced by Huansheng JV, an Yixing, China based joint venture in which we own a 16.3% equity stake as of January 2, 2022. Huansheng JV currently has a capacity to produce approximately 8 GW per year of Performance line solar panels, with plans for further expansion of capacity in 2022. We have the right, but not the obligation, to take up to 33% of Huansheng JV’s capacity for sale directly into global DG markets outside of China and power plant markets in the United States and Mexico regions, and a further 33% for sale into global power plant markets with the exception of China, the United States and Mexico through a marketing joint venture in which we own an 80% stake. We also plan to manufacture up to 1.8 GW of Performance line solar panels at our facility in Mexico, with deliveries expected in 2022. We have announced plans to build a multi-GW solar cell and module factory in the United States to supply both the DG and utility-scale markets, contingent upon passage of key incentive legislation and us securing the necessary funding.
In late 2020 we introduced a new line of Maxeon AC Modules and, in 2021, Performance line AC Modules, for sale in Europe and Australia. These AC modules are built based on prior experiences from shipping AC modules for sale in the United States since 2012. These products are versions of our DC panels with factory-attached microinverters. These modules integrate an inverter with each PV module in a controlled factory environment, creating a single unit that is ready to connect to the low voltage power grid. AC Modules provide significant installation and energy production advantages versus traditional systems and allow us to capture an additional portion of the value of a solar installation.
We generally provide a 25-year product warranty for Maxeon-manufactured solar panels for defects in materials and workmanship, and recently announced a 40-year product and power warranty for Maxeon line panels in certain jurisdictions. Conventional panels generally provide 10-12 years of product warranty coverage, exposing claimants to potential issues making claims after the product warranty has expired; but, before the power warranty has expired. We generally provide a power warranty guaranteeing a certain minimum level of power output over time. Our warranty for Maxeon panels leads the industry with 0.25 percent per year maximum degradation, while our warranty for Performance line panels provides 0.45 percent per year. The warranty provides that we will repair, replace, or reimburse for any defective solar panels during the warranty period.
Principal Markets
During fiscal year 2021, 29.0% of our revenue was attributable to North America, 43.8% to EMEA, 24.7% to Asia Pacific and 2.5% to other markets. During fiscal year 2020, 27.9% of our revenue was attributable to North America, 37.0% to EMEA, 30.3% to Asia Pacific and 4.8% to other markets. During fiscal year 2019, 36.2% of our revenue was attributable to North America, 28.8% to EMEA, 31.5% to Asia Pacific and 3.5% to other markets. While we expect that North America will continue to represent a key market for us, we anticipate continuing to sell the majority of our products outside of North America in the future.
The Maxeon line, which includes our Maxeon 3, Maxeon 5 and Maxeon 6 solar panels, is primarily targeted at residential and commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the DG markets as well.
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
In addition, we work closely with our current and potential suppliers of crystalline silicon, a key raw material used in the manufacture of solar cells, to develop specifications that meet our standards and ensure high quality while at the same time controlling costs. While we build our own research and development teams in Singapore and Silicon Valley, we currently rely on SunPower to perform research and development work under a Product Collaboration Agreement, with work conducted in SunPower’s Silicon Valley research and development lab. We have established a research and development facility in Singapore which has begun to collaborate with SunPower’s Silicon Valley research and development lab on several solar cell and module research and development efforts. We expect that the combination of these two global innovation hubs will increase the speed at which Maxeon can bring new technologies and products to market in the coming years.

Manufacturing and Supplies
Manufacturing
We currently operate solar cell manufacturing facilities in the Philippines and Malaysia and solar module assembly facilities in Mexico, Malaysia and France. We regularly evaluate our manufacturing capabilities in support of anticipated demand for our products and from time to time may determine to upgrade and expand, relocate or to shut down one or more facilities as opportunities to streamline our manufacturing operations become apparent.
As part of the solar panel manufacturing process, polysilicon is melted and grown into crystalline ingots and sliced into wafers by business partners specializing in those processes. The wafers are processed into solar cells in our manufacturing facilities located in the Philippines and Malaysia.
The Maxeon 3 solar cell manufacturing facility that we own and operate in the Philippines has an annual capacity of approximately 560 MW. We have in fiscal year 2021 completed the conversion of our legacy Maxeon 2 production capacity in Fab 3 to Maxeon 5 and Maxeon 6 production capacity. This resulted in close to 500 MW of joint capacity. By the end of second quarter of fiscal year 2022, our Maxeon 5 technology will be at end of life in our Fab 3 Malaysia facility and will be fully converted to Maxeon 6 technology. This will result in over 500 MW of Maxeon 6 capacity.
In order to expand our capacity to produce Performance line shingled module technology for use in the United States market, aimed at utility-scale power plants and large-scale commercial and industrial systems, we are expanding our Malaysia cell manufacturing facility to add up to 1.8 GW of mono-PERC solar cells and upgrading our assembly facility in Mexico with equivalent module assembly capacity. The majority of manufacturing equipment was installed by the end of 2021, with product deliveries expected to begin in first half of 2022. We have also announced plans to deploy a multi-GW solar cell and module factory in the United States to manufacture products for both the DG and large-scale utility markets, contingent upon passage of key incentive legislation and us securing the necessary funding.
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
We purchase our Performance line solar panels from our Huansheng JV which currently has a capacity to produce approximately 8 GW of Performance line solar panels. We have the right, but not the obligation, to take up to 33% of Huansheng JV’s capacity for sale directly into global DG markets outside of China and power plant markets in the United States and Mexico regions, and a further 33% for sale into global power plant markets with the exception of China, the United States and Mexico through a marketing joint venture in which we own an 80% stake.
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
In 2008, due to a polysilicon shortage and to match its estimated customer demand forecasts and growth strategy, SunPower entered into long-term fixed supply agreements for polysilicon. In connection with the Spin-off, we have entered into an agreement with SunPower pursuant to which we will effectively receive SunPower’s rights under the continuing long-term fixed supply agreements (including SunPower’s deposits and advanced payments thereunder) and, in return, we will perform all of SunPower’s existing and future obligations under the agreements (including all take-or-pay obligations). Maxeon is not permitted to cancel or exit the agreements prior to their expiration. The agreements are structured as “take or pay” agreements that specify future quantities of polysilicon to be purchased by the end of fiscal year 2022 and the pricing of polysilicon required to be supplied and purchased. The agreements also provide for penalties or forfeiture of advanced deposits in the event Maxeon terminates the arrangement. Additionally, under the agreements, Maxeon had made prepayments to the suppliers.
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
The agreements with the remaining supplier provide for fixed pricing or inflation-adjusted price escalation clauses triggered in connection with increases in labor, energy or silicon metal costs, and are expected to prevent us from benefiting from decreased polysilicon costs, and are expected to cause us to purchase polysilicon at unfavorable pricing and payment terms relative to prices available in the market and payment terms available to our competitors. In addition, in the event that we have inventory in excess of short-term requirements of polysilicon in our manufacturing operations, in order to reduce inventory or improve working capital, we may elect to sell such inventory in the marketplace at prices below our purchase price, thereby incurring a loss.
On November 16, 2021, we entered into a silicon wafer master supply agreement with Zhonghuan Hong Kong Ltd (“TZS HK”), a subsidiary of TZS for the purchase of P-Type G12 wafers which are intended to be incorporated into the Company’s Performance line modules planned for manufacture in Malaysia and Mexico and sale into the United States. The Company expects TZS HK to be its primary wafer supplier for Performance line modules and deliveries to commence in 2022. Deposit arrangements, payment terms and pricing mechanisms will be agreed to with TZS HK for the Company to reserve specified volumes in advance. The master supply agreement also sets out a general framework and customary operational and legal terms which govern the purchases of silicon wafer from TZS by the Company and its subsidiaries, including engineering changes, supply chain management, inspection, representations and warranties and legal compliance. In March 2022, we entered into an addendum to the master supply agreement, pursuant to which TZS HK will supply us with wafers to meet our volume requirements for calendar year 2023.
As of January 2, 2022, future purchase obligations under our long-term fixed supply agreements for polysilicon and silicon wafer totaled $240.3 million and advance payment obligations to suppliers totaled $51.8 million, of which $51.0 million is classified as “Advances to suppliers, current portion” in our Consolidated Balance Sheets. See “Note 9. Commitments and Contingencies” for outstanding future purchase commitments.
During fiscal year 2021, we recognized charges of $14.3 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements. In addition, we estimate that we paid $47.2 million above the market price of polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. As of January 2, 2022, based on the average forecasted prices of polysilicon available in the market for each quarter of fiscal year 2022, we estimated the remaining contractual commitments under these long-term fixed supply agreements for polysilicon that is above market to be approximately $53.9 million, which we expect to incur in 2022. A hypothetical 10% increase or decrease in actual polysilicon prices from these quarterly forecasts would cause our total loss to decrease or increase, respectively, by approximately $7.2 million.
For more information about risks related to our supply chain and risks related to the Maxeon Business generally, see “Item 3.D. Risk Factors”.
Key Corporate Functions
In connection with the Spin-off, we have created standalone corporate and support functions for our business and operations. Key corporate functions include tax, treasury, accounting, internal audit, investor relations, human resources, communications, legal and corporate governance, information technology, facilities, and administrative support services.
In connection with the Spin-off, we and SunPower have agreed to provide and/or make available various administrative services and assets to each other pursuant to the Transition Services Agreement. Services provided include, among others, certain services related to finance, accounting, business technology, human resources, facilities, document management and record retention, relationship and strategy management, module operations, and technical and quality support. In consideration for such services, we and SunPower will each pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services, plus a standard markup, which is subject to 25 percentage points increase following an extension of the initial term (unless otherwise mutually agreed to by the parties). During fiscal year 2021, we and SunPower exercised the option to extend the services related to finance, accounting, business technology and legal till January 2022, and the standard markup was increased by 25 percentage points for the period extended. Subsequently in January 2022, certain finance services were further extended till June 2022 under the same mark-up as the previous extended period.
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
We own multiple patents and patent applications that cover aspects of the technology in the solar cells and panels that we currently manufacture and market. We continue to file for and receive new patent rights on a regular basis. The lifetime of a utility patent typically extends for 20 years from the date of filing with the relevant government authority. We assess appropriate opportunities for patent protection of those aspects of our technology, designs, methodologies, and processes that we believe provide significant competitive advantages to us, and for licensing opportunities of new technologies relevant to our business. As of January 2, 2022, we held 922 patents and 392 pending patent applications in jurisdictions other than the United States, we held 3 pending patent application in the United States, and we licensed from SunPower 395 patents and 130 pending patent applications in the United States. While patents are an important element of our intellectual property strategy, our business as a whole is not dependent on any one patent or any single pending patent application. We additionally rely on trade secret rights to protect our proprietary information and know-how. We employ proprietary processes and customized equipment in our manufacturing facilities. We therefore require employees and consultants to enter into confidentiality agreements to protect them.
When appropriate, we enforce our intellectual property rights against other parties. For more information about risks related to our intellectual property, see “Item 3.D. Risk Factors.”
Competition
The market for solar electric power technologies is competitive and continually evolving, resulting in price reductions in the market and reduced margins which may continue and could lead to loss of market share. Our solar power products and systems compete with many competitors in the solar power market, including, but not limited to: Canadian Solar Inc., First Solar Inc., Hanwha QCELLS Corporation, JA Solar Holdings Co., Jinko Solar, LG Solar, LONGi Solar, REC Solar, Risen Energy and Trina Solar Ltd.
In addition, universities, research institutions, and other companies have brought to market alternative technologies, such as thin-film solar technology, which compete with our photovoltaic technology in certain applications. Furthermore, the solar power market in general competes with other energy providers such as electricity produced from conventional fossil fuels supplied by utilities and other sources of renewable energy, including wind, hydro, biomass, solar thermal, and emerging DG technologies such as micro-turbines, sterling engines and fuel cells.
In the large-scale on-grid solar power systems market, we face direct competition from a number of companies, including those that manufacture, distribute, or install solar power systems as well as construction companies that have expanded into the renewable sector. In addition, we will occasionally compete with DG equipment suppliers.
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
We believe that we can compete favorably with respect to each of these elements, although we may be at a disadvantage in comparison to larger companies with broader product lines, greater technical service and support capabilities, and financial resources. See “Item 3.D. Risk Factors” for more details.
Seasonality
See “Item 5.A. Operating Results” for more details.
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
In addition to the mechanisms described above, it should be noted the United Nations has adopted Sustainable Development Goals (“SDGs”), which are being promoted by governments, corporations and civil society. Achieving several of the SDGs requires mass adoption of clean energy by 2030 and this is driving government policies. In Europe, for instance, the European Commission has harmonized its target date with the SDGs and mandated that its member states adopt integrated national climate and energy plans aimed at increasing their renewable energy targets to be achieved by 2030. Most recently, the 2021 UN Climate Change Conference (known as COP26) held in Glasgow, United Kingdom in October to November 2021 spurred many nations around the world to update their national commitments to reduce carbon. By the end of COP26, 151 countries had submitted new climate plans (known as nationally determined contributions, or NDCs) to reduce emissions by 2030. These developments could benefit the deployment of solar.
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
4.C.ORGANIZATIONAL STRUCTURE
Organizational Structure
Following the Spin-off, we are a separate, standalone company independent of SunPower. SunPower does not retain any ownership interest in us. See “Item 4.A. History and Development of the Company” for additional information.

Significant Subsidiaries
Below is a list of our significant subsidiaries as of January 2, 2022:

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
To ensure that we have sufficient manufacturing capacity to meet future production needs, we regularly review the capacity and utilization of our manufacturing facilities. The Malaysia Atomic Energy Licensing Board, Malaysian Investment Development Authority, Malaysia Department of Environment, Department of Occupational Safety & Health, Fire and Rescue Department of Malaysia, Mexico Secretaria de Proteccion al Ambiente, Philippines Department of Environment and Natural Resources, Laguna Lake Development Authority, PEZA, Philippines Department of Health/Food and Drugs Authority, European Agency for Safety and Health at Work and other regulatory agencies regulate the approval for use of manufacturing facilities for photovoltaic products and equipment, and compliance with these regulations may require a substantial amount of validation time prior to start-up and approval. Accordingly, it is important to our business that we plan ahead to ensure we have sufficient manufacturing capacity to meet our future production needs.
Major Facilities
The following table sets forth our most significant facilities as of January 2, 2022:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
France	27,000	Leased	2023	Global support office
France	42,000	Owned	NA	Former solar assembly facility
France	36,000	Owned	NA	Solar assembly facility
Malaysia	883,000	Owned	NA	Solar manufacturing facility
Mexico	186,000	Leased	2027	Solar module assembly facility
Mexico	320,000	Leased	2026	Solar module assembly facility
Philippines	641,000	Owned	NA	Former solar cell manufacturing facility
Philippines	118,000	Owned	NA	Former solar module assembly facility
Philippines	163,000	Leased	2024	Solar cell manufacturing support and storage facility
Philippines	389,000	Owned	NA	Solar cell manufacturing facility
Philippines	65,000	Owned	NA	Global support offices
Singapore	23,000	Leased	2025	Global support offices and research and development facility
We believe that we have satisfactory title to our plants and facilities in accordance with standards generally accepted in our industry. We believe that all of our current production facilities are in good operating condition. As of January 2, 2022, the consolidated net book value of our property, plant and equipment was $386.6 million.

For information concerning our material plans to the facilities, see “Item 4.A. History and Development of the Company—Principal Capital Expenditures”.
Environmental, Social and Governance (“ESG”) Matters
We integrate core values of environmental protection into our business strategy to protect the environment, to add value to the business, manage risk and enhance our reputation. As a leader in the solar industry, we believe that setting a high standard for the entire solar industry is essential in protecting the environment. We intend to make a meaningful and positive impact on the environment, for the communities we serve, the energy industry, our customers and beyond. Our sustainability approach is grounded in our purpose of Powering Positive Change. In 2021, we achieved a number of important milestones, including joining the United Nations Global Compact, a voluntary corporate sustainability initiative and the release of our first annual sustainability report available on our website at https://www.maxeon.com/, prepared in accordance to the Global Reporting Initiative (“GRI”) Sustainability Reporting Standards, Core option, aligned to the Sustainability Accounting Standards Board (“SASB”), Singapore Exchange (“SGX”) Sustainability Reporting requirement and the United Nations Sustainable Development Goals (“SDGs” or “Global Goals”). The information contained on or accessible through our website does not form part of this annual report.
Our ESG strategy centers around three main pillars, namely environmental, social and governance, across 14 key material topics divided across each of these three pillars.
Environmental
As a testament to our commitment to producing solar panels that are as sustainable as the energy they produce, our SunPower Maxeon solar panels have been Cradle to Cradle certified since 2014, which is a globally recognized measure of product sustainability from the Cradle to Cradle Products Innovation Institute. To achieve the certification, products are assessed across five categories: material health, material reutilization, renewable energy and carbon management, water stewardship, and social fairness. The certification recognizes products that are creating a positive impact on the environment and society by promoting a circular economy through their design and manufacturing.
We also recognize the importance of reducing our operational carbon footprint and strive to lower our own energy consumption, greenhouse gas (“GHG”) emissions, water consumption and waste. The following are some examples of our environmental ESG efforts:
a.Managing our carbon footprint: We are committed to managing our footprint throughout our value chain, working collaboratively with suppliers, distribution partners and customers to drive holistic results across the lifecycle of our products and our operations. For instance, we implemented our ‘Supplier Sustainability Guidelines’ which require our suppliers to actively work to reduce the consumption of natural resources, including material sourcing such as polysilicon, and include sustainability criteria to track this environmental impact.
b.Waste management: We continue to strengthen our waste recycling programs across our factories. We were the first company in Mexico to be third party verified as Landfill-free since 2015, which we maintain. This certification stipulates that less than 1% of waste materials can be sent to a landfill and less than 10% of waste materials can be sent to a waste-to-energy facility, as verified through an external audit process management by NSF International, an independent organization that oversees the Landfill-Free standard for companies around the world. To achieve this certification, we adopted a lifecycle focused approach across our supply chain, including focusing on acquiring downstream waste vendors through a selection process to reduce our waste in the initial stages of sourcing, and implementing a range of waste reduction procedures during the manufacturing process, including the segregation of waste.
c.Creating a circular economy: Through our environmental sustainability initiatives in energy, water and waste management, we seek to move from a linear economy to a circular economy approach across our operations and to support the efforts of our customers to do the same. We strive to ensure that our facilities are built as sustainably as possible, adopting the principles of Leadership in Energy and Environmental

Design (“LEED”) certification, developed by the U.S. Green Building Council for the design, construction, operation and maintenance of environmentally sustainable structures. Five of our manufacturing facilities are LEED-certified, with three LEED Gold manufacturing facilities and two LEED Platinum administrative buildings.
Social
The safety and well-being of our employees is paramount. Occupational Health and Safety (“OHS”) is embedded in our day-to-day operations, from the product design stage through the review stage. In 2020 and 2021, we reported zero work-related fatalities and a Total Recordable Incident Rate of 0.63 and 0.81, respectively.
During the COVID-19 pandemic, to safeguard the health of our employees and support the communities where we operate, we implemented an immediate, holistic COVID-19 response across the organization. We established health and safety policies, implemented business practices to minimize transmission of COVID-19 within our premises.
In addition to creating a safe workplace for our employees, we strive to integrate our purpose of Powering Positive Change throughout our business operations and supply chain. For example, we are committed to fair labor and respect for human right practices. We have established our Global Human Rights Policy which sets standards for our global business conduct related to human rights and labor for employees, suppliers and any other business partners. We also implemented our Conflicts Minerals Policy to avoid the use of conflict minerals.
Furthermore, we believe in diversity and inclusion in our workforce and the communities we serve as reflected in our zero-tolerance policy towards all forms of discrimination and harassment in the workplace, and also demonstrated in our Board Diversity statement, which is available on our website at https://www.maxeon.com/, under the heading “Investor Relations – Governance” and our hiring statement, which is available in our sustainability report which stipulates that employment decisions are made on merit. See “Board Diversity.” The information contained on or accessible through our website does not form part of this annual report.
Governance
We believe that good governance is essential to creating and preserving value for our customers, shareholders and other stakeholders. This includes a sound approach to corporate governance that complies with all applicable laws, rules, regulations and policies as well as adherence to our values. We have an extensive set of corporate governance policies that include a Global Anti-Corruption Compliance Policy, an Insider Trading Policy, a Whistleblower Policy, a Global Human Rights Policy and a Conflict Minerals Policy as well as our Code of Ethics and Business Conduct.
We also strive to maintain the integrity of our products and services. We have a Quality Policy which sets standards with regard to product quality and reliability. In addition to implementing comprehensive quality management systems, we provide our customers with a long-term warranty. All of our manufacturing plants and research and development facilities are certified to internationally recognized standards, such as ISO 9001:2015 Quality Management System, ISO45001: 2018 Occupational Safety and Health Management System and ISO14001: 2015 Environmental Management System.
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

Reporting
A notable part of our commitment to sustainable development and operations is our commitment to transparent reporting of ESG performance indicators, as we recognize the importance of this information to investors, lenders and others in understanding how we assess sustainability information and evaluate risks and opportunities. We publish an annual sustainability report (the “Sustainability Report”) prepared in accordance to the GRI Sustainability Reporting Standards, Core option, aligned to the SASB, SGX Sustainability Reporting requirement and the United SDGs and includes our strategy, key performance indicators, achievements and historical sustainability reports, which is available on our website at https://www.maxeon.com/ under the heading “ESG and Sustainability”.
On July 17, 2020, Maxeon issued $200.0 million of Green Convertible Notes. The total net proceeds of $176 million will be used to finance or refinance, in whole or in part, existing and new “Eligible Green Expenditures”, which is defined as capital expenditures and research and development expenditures related to the development or manufacture of products, key components and machinery primarily dedicated to solar energy generation by us or any of our subsidiaries. We published our first Eligible Green Expenditures Progress Report in July 2021 for the period from July 17, 2020 to June 30, 2021, disclosing the allocation of $176 million in net proceeds to patents and other intellectual property, manufacturing equipment capital expenditures, international research and development operating expenditures and operating and capital expenditures associated with our Product Collaboration Agreement with SunPower. See “Item 7.B. Related Party Transactions – Agreements with SunPower – Product Collaboration Agreement.” The Eligible Green Expenditures Progress Report is available on our website at https://www.maxeon.com/, under the heading “ESG and Sustainability.” We intend to publish our Eligible Green Expenditures for the period July 1, 2021 through June 30, 2022 in July 2022. Nothing on our website, including our Sustainability Report, Eligible Green Expenditures Progress Report and/or sections thereof, is deemed incorporated by reference into this Form 20-F.
4A.UNRESOLVED STAFF COMMENTS
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
The discussion and analysis of the financial condition and results of operations of certain items for the fiscal year ended December 29, 2019, and year-to-year comparison between fiscal year ended January 3, 2021, and December 29, 2019, that are not included in this Form 20-F can be found in “Item 5. Operating And Financial Review And Prospects” of our Form 20-F for the fiscal year ended January 3, 2021 filed on April 6, 2021, which is incorporated by reference herein.
Basis of Presentation
Standalone financial statements have not been historically prepared for our business. Our consolidated and combined financial statements have been derived (i) from the consolidated financial statements and accounting records of SunPower as if we had operated on our own prior to the Spin-off, for the periods prior to August 26, 2020 and (ii) subsequent to August 26, 2020, the consolidated financial statements of the Company as an independent public company.
Prior to the Spin-off, as there was no controlling financial interest present between or among the entities that comprise our business, we prepared the financial statements of the Company on a combined basis. Net parent investment in the Company’s business is shown in lieu of equity attributable to the Company as there is no consolidated entity in which SunPower holds an equity interest. Net parent investment represents SunPower's interest in the recorded net assets of the Company.
The Consolidated and Combined Statements of Operations include all sales and costs directly attributable to the Company, including costs for facilities, functions and services used by the Company. The Combined Statements of Operations also reflect allocations of general corporate expenses from SunPower including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue or headcount as relevant measures. Management of the Company and SunPower consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, reflect the expense we would have incurred as a standalone company for the period presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.
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
Our consolidated and combined financial statements have been derived (i) from the consolidated financial statements and accounting records of SunPower as if we had operated on our own prior to the Spin-off, for the periods prior to August 26, 2020 and (ii) subsequent to August 26, 2020, the consolidated financial statements of the Company as an independent public company.
During fiscal years 2021 and 2020, we had sales of $225.9 million and $231.2 million, respectively, to SunPower representing the sale of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing was based on the Supply Agreement with SunPower, as amended. As of February 14, 2022, we entered into the Master Supply Agreement which terminates and replaces the Supply Agreement, pursuant to which the Company will supply SunPower with IBC Modules for use in residential installations in the Domestic Territory. The Master Supply Agreement continues until December 31, 2023, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party. Following the entry into the Master Supply Agreement, the pricing of our sales to SunPower will be a fixed pricing for 2022 and 2023, based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. Additionally, either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. See “Item 7.B. Related Party Transactions.”
Impact of COVID-19 to our Business
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported, resulting in shutdowns of manufacturing and commerce in the months that followed. Since then, the COVID-19 pandemic has spread worldwide, including the countries in which we operate, and has resulted in authorities implementing numerous measures to try to contain the disease or slow its spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. COVID-19 has had an adverse impact on most aspects of our business, operations and financial performance, and the impact is ongoing and will likely continue to evolve and affect our business. Recently, the Delta and Omicron variants of the COVID-19 virus have led to increased incidence of COVID-19 around the world prompting stricter quarantine measures which have resulted in port closures among other things and caused further disruptions to supply chains. Given that Huansheng JV operates in China, we are subject to disruptions in our operations and supply chain due to COVID-19 related disruptions in China. Recently, we also closed our factory in Malaysia for certain periods in July and August 2021 for disinfection due to COVID-19, based on governmental regulations. Our other factories in France, Mexico and the Philippines were not affected. We will continue to actively monitor the situation and may take further actions adapting our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by governmental authorities.
Unit of Power
When referring to our solar power systems, our facilities’ manufacturing capacity and total sales, the unit of electricity in watts for kilowatts (“KW”), megawatts (“MW”) and gigawatts (“GW”) is direct current (“DC”), unless otherwise noted as alternating current (“AC”).
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
Customer Cost of Energy (“CCOE”)
Our customers are focused on reducing their overall cost of energy by intelligently integrating solar and other DG sources, energy efficiency, energy management, and energy storage systems with their existing utility-provided energy. The CCOE measurement is an evaluation of a customer’s overall cost of energy, taking into account the cost impact of each individual generation source (including the utility), energy storage systems, and energy management systems. The CCOE measurement includes capital costs and ongoing operating costs, along with the amount of electricity produced, stored, saved, or re-sold, and converts all of these variables into a common metric. The CCOE metric allows customers to compare different portfolios of generation sources, energy storage, and energy management, and to tailor their solution towards optimization.
Seasonal Trends and Economic Incentives
Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives, among others. Sales have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year. The installation of solar power components and related revenue may decline during cold and/or rainy winter months for the DG market.

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
Volatility in the applied trade and tariff policies of the United States has created market challenges for us, and for our supplier and customer bases, since the beginning of 2018. Safeguard tariffs imposed in February 2018 pursuant to Section 201 of the Trade Act of 1974 had significant market effects during the four ensuing years. While a technology-based exclusion for IBC products muted the impact on us, our solar products based on other technologies were and remain subject to the safeguard tariffs. The safeguard measure was extended in February 2022 for an additional four-year period. Bifacial cells and modules were initially subject to the safeguard measure, then excluded, then re-covered, then re-excluded pursuant to a November 2021 U.S. Court of International Trade Decision, and on January 14, 2022, the Biden Administration filed a notice of appeal against the decision before the U.S. Court of Appeals for the Federal Circuit. The broader marketplace impacts of that extension have not yet been clarified. During the same timeframe, tariffs imposed on goods of Chinese origin pursuant to Section 301 of the Trade Act of 1974 significantly affected trade in solar power system components and finished products. The Section 301 tariffs remain in force and have no specified expiration date.
During 2021, a distinct set of challenges arose for the U.S. solar market as a result of a “withhold release order” (“WRO”) imposed pursuant to Section 307 of the Tariff Act of 1930 on products whose upstream silicon materials are sourced, or suspected of being sourced, from Hoshine Silicon Industry Co. Ltd. and its affiliates. The basis for this WRO was a finding that Hoshine and its affiliates utilize and benefit from forced labor in China’s Xinjiang Province. U.S. Customs and Border Protection detained numerous incoming shipments of silica-based products (including PV solar modules) at ports of entry and subjected importers to a lengthy and arduous process of proving that no forced labor was involved at the furthest upstream stages of their supply chains. In response, some companies altogether stopped trying to ship solar products to the United States; at a number of under-construction U.S. solar projects, expected module deliveries did not materialize. The WRO remains in force and has been expanded legislatively via the Uyghur Forced Labor Prevention Act (“UFLPA”), signed into law on December 23, 2021, which establishes a presumption that all goods processed in Xinjiang Province utilize forced labor and are therefore ineligible for entry into the U.S. market. Given Xinjiang Province’s major role in global production of polysilicon and upstream silica materials such as MGSi, and given China’s current pre-eminence as a location for polysilicon ingoting and wafering, these developments necessitate and are triggering a significant re-configuration of many manufacturers’ supply chains for the U.S. market.
These regulatory disruptions—on top of longstanding anti-dumping and countervailing duties on Chinese and Taiwanese solar cells and modules—have resulted and may continue to result in a wide range of impacts to the U.S. solar industry, global manufacturing market and our business, including market volatility, price fluctuations, and demand suppression. Uncertainties associated with the Section 201 and Section 301 measures prompted us to adopt a restructuring plan and implement initiatives to reduce operating expenses and cost of revenue overhead and improve cash flow.

In addition to the effects on our suppliers, customers, partners, and projects, we incurred total tariff charges of approximately nil and $0.4 million for fiscal years 2021 and 2020, respectively.
We continue to focus on investments that we expect will offer the best opportunities for growth including our industry-leading Maxeon 5 and 6, as well as our next-generation Maxeon 7, and our Performance line cell and panel technologies.

Supply
We continue to focus on introducing our lower cost, high efficiency Performance line of solar panels to the United States market, planning to add up to 1.8 GW of Performance line capacity in 2022, with cells produced in our Fab 3 Malaysia facility, and module production in Mexico. Sales of these products will be primarily designated for the United States market. In addition, our Huansheng JV in China has expanded capacity from 5 GW in 2020 to more than 8 GW in 2021, with plans for further expansion of capacity in 2022. Maxeon maintains up to 66% off-take rights of the expanded capacity for our international markets.
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
We previously reduced our overall solar cell manufacturing output in an ongoing effort to match profitable demand levels, with increasing bias toward our highest efficiency Maxeon 3, Maxeon 5 and Maxeon 6 products, which utilize our latest solar cell technology, and our Performance line of solar panels, which utilize conventional cell technology. By the end of second quarter of fiscal year 2022, our Maxeon 5 technology will be at end of life in our Fab 3 Malaysia facility and will be fully converted to Maxeon 6 technology. Throughout 2022, we anticipate that we will be operating our pilot line for our new Maxeon 7 technology which, contingent on our ability to obtain financing, is set to phase out Maxeon 3 in our Fab 4 facility in the Philippines in 2023.
The supply chain within the solar industry has met many challenges since the COVID-19 global pandemic commenced. Logistics costs have increased sharply, and critical raw materials, such as polysilicon, have experienced cost surges for various reasons such as the China Energy Rationalization. The cost increases are trending with market ASPs, with mono-PERC module ASP index increasing 23% from December 2020 to December 2021 based on PV Infolink’s Data dashboard.
We work with our suppliers and partners to ensure the reliability of our supply chain. We have contracted with a supplier for multi-year supply agreements, under which we have annual minimum purchase obligations. For more information about our purchase commitments and obligations, see “Item 5.B Liquidity and Capital Resources— Material Cash Requirements” and “Note 9. Commitments and Contingencies” to our consolidated and combined financial statements included elsewhere in this Form 20-F.
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
Critical Accounting Policies and Significant Estimates
Our significant accounting policies are set out in “Note 2. Summary of Significant Accounting Policies” to our consolidated and combined financial statements included elsewhere in this Form 20-F, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our audited consolidated and combined financial statements. Actual results may differ from these estimates under different assumptions or conditions.
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
There were no other significant changes in our critical accounting estimates during fiscal year 2021 compared to those described below.
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
The assets and liabilities included in the Consolidated Balance Sheets were measured at the carrying amounts recorded in SunPower’s consolidated financial statements. Assets and liabilities were included within our financial statements to the extent that we were the legal owner of the asset or the primary obligor of the liability. Assets and liabilities that form a component of SunPower’s business may also be recognized in our financial statements to the extent that the assets and liabilities were directly attributable to our business or were exclusively used in or created by our historical operations.
The consolidated and combined financial statements include third-party debt and the related interest expense when we were the legal obligor of the debt and when the borrowings were directly attributable to or incurred on behalf of us. SunPower’s long-term debt has not been attributed to us for the periods presented because SunPower’s borrowings are not our legal obligation. In December 2015, SunPower issued $425.0 million in principal amount of its 4.00% senior convertible debentures due 2023 (the “4.00% debentures due 2023”), the proceeds of which were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, interest and other costs associated with the 4.00% debentures due 2023 were reflected in the Consolidated and Combined Statements of Operations prior to the Spin-off. As the 4.00% debentures due 2023 are legal obligations of SunPower and were not transferred to us, they are not reflected in our Consolidated Balance Sheets.

Prior to the Spin-off, SunPower managed the global currency exposure by engaging in hedging transactions where management deems appropriate. This included derivatives not designated as hedging instruments consisting of forward and option contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. Subsequent to the Spin-off, the Company manages such activities independently. Our consolidated and combined financial statements included these hedging instruments to the extent the derivative instrument was designated as a hedging instrument of a hedged item (e.g., inventory) that is included in the consolidated and combined financial statements. Any changes in fair value of the hedging instrument previously recognized in SunPower’s accumulated other comprehensive income for cash flow hedges which relates to our historical business are also included.
Prior to the Spin-off, SunPower maintained various stock-based compensation plans at a corporate level. The Company’s employees participated in those programs and a portion of the cost of those plans was included in our consolidated and combined financial statements. Subsequent to the Spin-off and in accordance with the employee matters agreement entered with SunPower, certain adjustments were made to the unvested restricted stock-based compensation awards under the Company’s stock-based compensation plan with the intention of preserving the intrinsic value of the awards prior to Spin-off. SunPower also had defined benefit plans at a subsidiary level for certain employees. Where a legal entity within the Company sponsors the plan, the related financial statement amounts were included in the consolidated and combined financial statements following the single employer accounting model. As certain of our employees continues to be part of these pension plans after the Spin-off, the maintenance of such defined benefit pension plans has been transferred to the Company.
As described in “Note 13. Incomes Taxes” to our consolidated and combined financial statements included elsewhere in this Form 20-F, in accordance with FASB guidance, current and deferred income taxes and related tax expense had been determined based on the standalone results of the Company by applying Accounting Standards Codification No. 740, Income Taxes (“ASC 740”). As a result of applying ASC 740 to the Company’s operations in each country using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, SunPower and the Company’s businesses operated within the same legal entity and certain subsidiaries were part of SunPower’s tax group. This required an assumption that the subsidiaries and operations of the Company in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within SunPower’s tax groups. Uncertain tax positions represent those tax positions to which the Company is the primary obligor and are evaluated and accounted for as uncertain tax positions pursuant to ASC 740. Determining which party is the primary obligor to the taxing authority is dependent on the specific facts and circumstances of their relationship to the taxing authority.
For the purpose of the combined financial statements prior to the Spin-off, management believes that all allocations have been performed on a reasonable basis and reflect the services received by the Company, the cost incurred on behalf of the Company and the assets and liabilities of the Company. Although, the combined financial statements reflect management’s best estimate of all historical costs related to the Company, this may, however, not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity, nor the future results of the Company as it will exist upon completion of the proposed separation.
Revenue Recognition
We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. In determining the transaction price for revenue recognition, the Company evaluates whether the price is subject to refund or adjustment in determining the consideration to which the Company expects to be entitled. There are no rights of return; however, the Company may be required to pay consideration to the customer in certain instances of delayed delivery. The Company then allocates the transaction price to each distinct performance obligation based on their relative standalone selling price, when applicable. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. In the case of the existence of a significant financing component, the amount of the consideration is adjusted to reflect what the cash selling price of the promised service would have been if payments had occurred as control of the service was transferred to the customer. The discount rate used in determining the significant financing component is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. Our revenue recognition policy is consistent across all geographic areas.
Allowance for Credit losses
For fiscal years 2021 and 2020, we maintained allowances for credit losses for estimated losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required to assess the likelihood of the ultimate realization of accounts receivable. We make our estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends.
Accounting Standards Codification No. 326, Financial Instruments – Credit Losses (“ASC 326”) requires measurement and recognition of expected credit losses for financial assets held. We recognize an allowance for credit loss at the time a receivable is recorded based on our estimate of expected credit losses and adjust this estimate over the life of the receivable as needed. An account receivable is written off against the allowance for credit loss made after all collection effort has ceased. We evaluate the aggregation and risk characteristics of a receivable pool and develop loss rates that reflect historical collections, current forecasts of future economic conditions over the time horizon we are exposed to credit risk, and payment terms or conditions that may materially affect future forecasts.
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
We evaluate whether losses should be accrued on long-term inventory purchase commitments that may arise from firm, non-cancellable, and unhedged commitments for the future purchase of inventory items. Such losses are measured in the same way as inventory losses, and are recognized unless determined to be recoverable through firm sales contracts or when there are other circumstances that reasonably assure continuing sales without price decline.
Under the long-term polysilicon supply agreements for polysilicon between the Company and a supplier, pricing for purchases of polysilicon and specified quantities are set forth in the agreements. As a result of the significant declines in the prices of polysilicon available in the market due to an increase in industry-wide polysilicon manufacturing capacity, the purchase prices set forth in the agreements currently exceed market prices.
We evaluate the terms of our long-term inventory purchase agreements with suppliers, including joint ventures, for the procurement of polysilicon, ingots, wafers, and solar cells and establish accruals for estimated losses on adverse purchase commitments as necessary, such as lower of cost or net realizable value adjustments, forfeiture of advanced deposits and liquidated damages. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials, and actual consumption of these ordered materials is compared to expected demand regularly. We anticipate total obligations related to long-term supply agreements for inventories will be realized because quantities are less than our expected demand for our solar power products for the foreseeable future and because the raw materials subject to these long-term supply agreements are not subject to spoilage or other factors that would deteriorate its usability; however, if raw materials inventory balances temporarily exceed near-term demand, we may elect to sell such inventory to third parties to optimize working capital needs. In addition, because the purchase prices required by our long-term polysilicon agreements are significantly higher than current market prices for similar materials, if we are not able to profitably utilize this material in our operations or elect to sell near-term excess, we may incur additional losses. Other market conditions that could affect the realizable value of our inventories and are periodically evaluated by us include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, the current market price of polysilicon as compared to the price in our fixed-price arrangements, and product merchantability, among other factors. If, based on assumptions about expected demand and market conditions, we determine that the cost of inventories exceeds its net realizable value or inventory is excess or obsolete, or we enter into arrangements with third parties for the sale of raw materials that do not allow us to recover our current contractually committed price for such raw materials, we record a write-down or accrual equal to the difference between the cost of inventories and the estimated net realizable value, which may be material. If actual market conditions are more favorable, we may have higher gross margins when products that have been previously written down are sold in the normal course of business.
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
Product Warranties
We generally provide a 25-year and starting from January 1, 2022 for certain products, a 40-year standard warranty for the solar panels that we manufacture for defects in materials and workmanship and for greater than promised declines in power performance. The warranty provides that we will repair or replace any defective solar panels during the warranty period. In addition, we pass through to customers long-term warranties from the original equipment manufacturers of certain system components, such as inverters. Warranties of 25 years from solar panel suppliers are standard in the solar industry, while certain system components carry warranty periods ranging from 5 to 20 years.
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
The stock-based compensation expense for the RSU is based on the measurement date fair value of the award and is recognized only for those awards expected to meet the service vesting conditions on a straight-line basis over the requisite service period of the award. For PSU grants, the expense is based on the measurement date fair value of the award and is recognized over the vesting term if the performance targets are considered probable of being achieved. Stock-based compensation expense is determined at the aggregate grant level for service-based awards and at the individual vesting tranche level for awards with performance and/or market conditions. The forfeiture rate is estimated based on SunPower and the Company’s historical experience.
Restructuring Charges
The Company records charges associated with approved restructuring plans to reorganize our manufacturing network, to remove duplicative headcount and infrastructure associated with business acquisitions or to simplify business processes and accelerate innovation. Restructuring charges can include severance costs in connection with the termination of a specified number of employees, infrastructure charges to vacate facilities and consolidate operations, and contract cancellation costs. The Company records restructuring charges based on estimated employee terminations and site closure and consolidation plans. The Company accrues for severance and other employee separation costs under these actions when it was probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements.
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
Accounting for Income Taxes
The Company’s operations have historically been included in the tax returns filed by the respective SunPower entities of which the Company’s businesses are a part. Income tax expense and other income tax related information contained in these consolidated and combined financial statements are presented on a separate return basis as if the Company filed its own tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Company were a separate taxpayer and a standalone enterprise for the period presented. Current income tax liabilities related to entities which file jointly with SunPower were settled with SunPower and are relieved through Net parent investment in the Consolidated Balance Sheets and the Net parent (distribution) contribution in the Consolidated and Combined Statements of Cash Flows.
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
We recognize revenue from the sale of solar panels and related solar system components, primarily to dealers, system integrators and distributors, and in some cases on a multi-year, firm commitment basis. For a discussion of how and when we recognize revenue, see “Critical Accounting Policies and Significant Estimates–Revenue Recognition.”
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
Research and Development
Research and development expense consists primarily of salaries and related personnel costs, depreciation and impairment of equipment, and the cost of solar panel materials, various prototyping materials, and services used for the development and testing of products. Research and development expense is reported inclusive of payments made under collaborative arrangements. Subsequent to the Spin-off, we entered into a Product Collaboration Agreement with SunPower to perform research and development work in SunPower’s Silicon Valley research and development labs so as to develop future technology improvements and decrease our expected product differentiation. Please refer to “Item 7.B Related Party Transactions.”
Sales, General and Administrative
Sales, general and administrative expense consists primarily of salaries and related personnel costs, professional fees, bad debt expenses, and other selling and marketing expenses.
Restructuring
There were no significant restructuring expenses recorded in fiscal year 2020. Restructuring expense of $8.1 million in fiscal year 2021 consists of mainly costs associated with the Company’s May 2021 restructuring plan to reduce costs and focus on improving cash flow, the majority of which is related to the closure of a France-based manufacturing facility. See “Note 8. Restructuring” to our consolidated and combined financial statements.
Other (Expense) Income, Net
Prior to the Spin-off, interest expense primarily related to debt under SunPower’s senior convertible debentures. SunPower’s long-term debt has not been attributed to us for the periods presented because SunPower’s borrowings are not our legal obligation. In December 2015, SunPower issued $425.0 million in principal amount of the 4.00% debentures due 2023, the proceeds of which were used to finance Fab 4, which relates to our business. As such, the interest and other costs associated with the 4.00% debentures due 2023 were reflected in the Consolidated and Combined Statements of Operations up to the Spin-off date to reflect our historical cost of doing business. However, as the debentures are legal obligations of SunPower which were not transferred to us, they are not reflected in our Consolidated Balance Sheets. See further discussion on the basis of presentation of the consolidated and combined financial statements under “Note 1. Background and Basis of Presentation” to our consolidated and combined financial statements.
Subsequent to the Spin-off, interest expense primarily relates to the Green Convertible Notes and other debt facilities.
Other, net includes loss on extinguishment of debt, gains or losses on foreign exchange and remeasurement of the Physical Delivery Forward and Prepaid Forward associated with our Green Convertible Notes.

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
Equity in Losses of Unconsolidated Investees
Equity in losses of unconsolidated investees represents our reportable share of losses generated from entities in which we own an equity interest accounted for under the equity method.
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

Results of Operations
Set forth below is a discussion of our results of operations for the periods indicated and the summary of selected financial results derived from our consolidated and combined financial statements and related notes appearing elsewhere in this Form 20-F:

	Fiscal Year Ended
	January 2, 2022	January 3, 2021
(In thousands)
Selected Consolidated and Combined Statements of Operations Data:
Revenue	$783,279	$844,836
Cost of revenue	812,293	854,617
Gross loss	(29,014)	(9,781)
Operating expenses	143,433	120,396
Operating loss	(172,447)	(130,177)
Other (expense) income, net	(66,616)	4,490
Loss before income taxes and equity in losses of unconsolidated investees	(239,063)	(125,687)
Provision for income taxes	(203)	(12,127)
Equity in losses of unconsolidated investees	(16,480)	(3,198)
Net loss	(255,746)	(141,012)
Net loss attributable to the stockholders	$(254,520)	$(142,631)
Revenue and Cost of Revenue

	Fiscal Year Ended
	January 2, 2022	January 3, 2021
(In thousands)
Revenue	$783,279	$844,836
Cost of revenue	812,293	854,617
Gross loss percentage	(4)%	(1)%
During fiscal year 2021, we recognized revenue from sales of modules and components of $783.3 million, of which $225.9 million, or 28.8% of total revenue, represented sales of solar modules to SunPower. The pricing term for the sale of solar modules to SunPower was based on the Supply Agreement with SunPower, which was mutually terminated in February 2022 and replaced with the Master Supply Agreement. Maxeon’s cost of revenue for IBC Modules has historically been negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, silicon, and aluminum. Under the Supply Agreement, Maxeon was unable to pass through cost increases to SunPower because the Supply Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. The Master Supply Agreement also contains fixed pricing for 2022 and 2023 based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. The Master Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. Refer to “Item 7.B. Related Party Transactions.” For fiscal year 2021, except for revenue transactions with SunPower, we had no customers that accounted for at least 10% of revenue. The decrease of $61.6 million in revenue as compared to fiscal year 2020 was primarily due to lower volume of power plant projects as we adopted a more selective profitability-

based approach in selecting projects given the highly competitive market and rising input costs, offset by steady growth in European markets and higher cells sales.
During fiscal year 2020, we recognized revenue from sales of modules and components of $844.8 million, of which $231.2 million, or 27.4% of total revenue, represented sales of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. For fiscal year 2020, except for revenue transactions with SunPower, we had no customers that accounted for at least 10% of revenue.
Cost of revenue was $812.3 million in fiscal year 2021 and includes $14.3 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $47.2 million above the market price for polysilicon, as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The decrease of $42.3 million in cost of revenue compared to fiscal year 2020 was primarily due to lower sales volume and the net reversal of a $5.5 million accrual for withholding tax related to purchases of inventories. Our cost of revenue for IBC and Performance line solar modules has been impacted by the increase in logistics rates all along the supply chain and the increase in the cost of certain raw materials such as glass, silicon, and aluminum, as well as module-supply from our Huansheng JV as a result of raw materials price increases.
In September 2021, pursuant to the implementation of the “dual control of energy consumption policy of China”, local governments have initiated control policies on domestic industrial energy consumption. These policies forced numerous factories and plants that produce aluminum, glass, silicon and related materials to cut their capacity dramatically or stop production altogether. See “Item 3.D. Risk Factors – Risks Related to our Operations - We depend on our Huansheng JV for our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.” Currently, we are unable to foresee the extent of the impact such measures will have on our business, financial condition and results of operations or for how long such measures will be implemented by the Chinese local governments. We will continue to assess the situation and take steps as necessary to lessen the impact of these measures on our business.
Cost of revenue was $854.6 million in fiscal year 2020 and includes $8.5 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $78.0 million above the market price for polysilicon, as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs.

Revenue by Geography

	Fiscal Year Ended
	January 2, 2022	January 3, 2021
(In thousands)
United States	$227,499	$235,606
France	88,454	125,366
China	25,519	12,496
Italy	83,957	41,882
Rest of world(1)	357,850	429,486
Total revenue	$783,279	$844,836
(1)Revenue included under “Rest of the world” comprise of countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments. The $227.5 million in sales attributed to the U.S. includes $225.9 million in sales to SunPower for fiscal year 2021. The $235.6 million in sales attributed to the U.S. includes $231.2 million in sales to SunPower for fiscal year 2020.
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

	Fiscal Year Ended
	January 2, 2022	January 3, 2021
(In thousands)
Operating expenses:
Research and development	$46,527	$34,194
Sales, general and administrative	88,822	86,202
Restructuring charges	8,084	—
Total operating expenses	$143,433	$120,396
Research and Development Expenses
Research and development expenses were $46.5 million in fiscal year 2021, primarily associated with expenditures on our Maxeon 5, Maxeon 6 and Maxeon 7 cell and panel technology comprising of compensation expense (including stock-based compensation) of $25.7 million, expenses for leased equipment of $5.1 million, facilities expense of $5.2 million, research and development materials of $4.1 million, external consulting of $2.4 million and depreciation and amortization expense of $0.8 million. Included in these expenses is $30.9 million related to the Product Collaboration Agreement with SunPower. Please refer to “Item 7.B Related Party Transactions.”
Research and development expenses were $34.2 million in fiscal year 2020, primarily associated with expenditures on our Maxeon 5, Maxeon 6 and Maxeon 7 cell and panel technology comprising of compensation expense (including stock-based compensation) of $20.9 million, research and development materials of $2.4 million, expenses for leased equipment of $2.1 million, depreciation and amortization expense of $2.0 million, external consulting of $1.3 million, allocation expenses of $1.3 million, facilities expense of $1.1 million and equipment repair and maintenance of $1.1 million. Included in these expenses is $9.9 million related to the Product Collaboration Agreement with SunPower.
Sales, General and Administrative Expenses
Sales, general and administrative expenses were $88.8 million in fiscal year 2021 and comprised primarily of $40.6 million of compensation expense (including stock-based compensation), $25.3 million of professional fees and outside services, $6.5 million of insurance expense, $6.1 million of equipment related expenses, $3.9 million of facilities related costs including rent, utilities and maintenance, and $1.4 million of depreciation expense. Included in these expenses is a net charge of $5.2 million related to the transition services agreement with SunPower.
Sales, general and administrative expenses were $86.2 million in fiscal year 2020 and comprised primarily of $33.7 million of compensation expense (including stock-based compensation), $15.2 million of professional fees and outside services, $9.2 million of allocations of general corporate expenses from SunPower, including, but not limited to, executive management, finance, legal, information technology and other shared services necessary to operate as a stand-alone public company, $6.3 million of equipment related expenses, $5.4 million of facilities related costs including rent, utilities and maintenance, $5.0 million of insurance expense, and $1.5 million of depreciation expense. Included in these expenses is a net charge of $6.2 million related to the transition services agreement with SunPower.
Restructuring charges
Restructuring expense for fiscal year 2021 was $8.1 million. The majority of the cost relates to our May 2021 restructuring plan on the planned closure of our module factory in Toulouse, France. Restructuring expense was nil in fiscal year 2020.
See “Note 8. Restructuring” to the consolidated and combined financial statements for further information regarding our restructuring plans.
Other (expense) income, net

	Fiscal Year Ended
	January 2, 2022	January 3, 2021
(In thousands)
Other expense, net
Interest expense, net	$(27,848)	$(31,859)
Loss on extinguishment of debt	(5,075)	—
Other, net	(33,693)	36,349
Other (expense) income, net	$(66,616)	$4,490
Of the total $27.8 million in interest expense incurred during fiscal year 2021, $23.7 million relates to the Green Convertible Notes due 2025 and $3.5 million relates to our term loans and working capital facilities that were terminated during the year. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
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
Loss on extinguishment of debt of $5.1 million arose from the write-off of unamortized debt issuance cost following the termination of our $50.0 million working capital facility in September 2021 and the expiration of the availability period for draw down of our $75.0 million term loans in August 2021.
Other, net for fiscal year 2021 primarily comprised of a $34.5 million loss on the remeasurement of Prepaid Forward associated with the Green Convertible Notes and a loss of $3.5 million on derivative instruments, partially offset by foreign exchange gain of $1.4 million and a gain of $3.0 million related to the deemed disposal of our equity ownership in Huansheng JV. There was a capital injection of RMB270.0 million (equivalent to $41.6 million) by TZS into Huansheng JV in September 2021 which diluted our equity ownership of the joint venture from 20.0% to 16.3%.
Other, net for fiscal year 2020 was primarily due to a $38.2 million gain in fiscal year 2020 on remeasurement of the Physical Delivery Forward and Prepaid Forward associated with the Green Convertible Notes.
Income Taxes

	Fiscal Year Ended
	January 2, 2022	January 3, 2021
(In thousands)
Provision for income taxes	$(203)	$(12,127)
The Company’s income tax expense and deferred tax balances have been calculated on a separate return basis as if we filed our own tax returns, although our operations have been included in SunPower’s U.S. federal, state and non-U.S. tax returns prior to the Spin-off. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if we were a separate taxpayer and a standalone enterprise for the period presented.
In fiscal year 2021, our income tax expense of $0.2 million was primarily due to the tax expense in jurisdictions that were profitable offset by a release of unrecognized tax benefits.
In fiscal year 2020, our income tax expense of $12.1 million was primarily due to tax expenses in jurisdictions that were profitable and an increase in unrecognized tax benefits.
Equity in Losses of Unconsolidated Investees
For the fiscal years 2021 and 2020, our unconsolidated investee, Huansheng JV, experienced a loss for which we recorded our reportable share of $16.5 million and $3.2 million, respectively. The increase of $13.3 million in equity in losses of unconsolidated investee was primarily due to higher losses incurred by Huansheng JV due to higher material cost and impairment of assets in connection with a discontinued line. This was partially offset by a lower share of losses by the Company from 20.0% to 16.3%, diluted through a capital injection of RMB270.0 million (equivalent to $41.6 million) by TZS into the Huansheng JV in September 2021.
Net Loss (Income) Attributable to Noncontrolling Interests
For the fiscal years 2021 and 2020, we attributed $1.2 million of net loss and $1.6 million of net income, respectively, to noncontrolling interests. The decrease in net income attributable to noncontrolling interests was a result of less profitable operations from our consolidated investee during fiscal year 2021.
Reconciliation of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross profit (loss), non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges (credits) and fees, remeasurement loss (gain) on prepaid forward and physical delivery forward, loss on extinguishment of debt and impairment (“Adjusted EBITDA”) to supplement our consolidated and combined financial results presented in accordance with GAAP. Non-GAAP gross profit (loss) is defined as gross profit (loss) excluding stock-based compensation. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges (credits) and fees.
We believe that non-GAAP gross profit (loss), non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.
Each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross profit (loss), non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring charges (credits) and fees. We incur restructuring charges (credits) and fees related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges (credits) and fees are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges (credits) and fees from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss (gain) on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions.

The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200.0 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss (gain) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude these mark-to-market adjustments from our Adjusted EBITDA as they are not reflective of ongoing operating results nor do the loss (gain) contribute to a meaningful evaluation of our past operating performance.
•Loss on extinguishment of debt. This relates to the loss that arose from the termination of our $50.0 million working capital facility in September 2021 and the expiration of the availability period for draw down of our $75.0 million term loans in August 2021. Loss on debt extinguishment is excluded from Adjusted EBITDA because it is not considered part of core operating activities. Such activities are discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude the loss on extinguishment of debt from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Impairment. This relates to the impairment of assets recorded by our equity method investee, Huansheng JV. Asset impairment is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of ongoing operating results. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our past operating performance.

Reconciliation of Non-GAAP Financial Measures

	Fiscal Year Ended
(In thousands)	January 2, 2022	January 3, 2021
Gross loss(1)	$(29,014)	$(9,781)
Stock-based compensation	1,250	2,080
Non-GAAP Gross loss(1)	(27,764)	(7,701)

GAAP Operating expenses	143,433	120,396
Stock-based compensation	(5,981)	(5,170)
Restructuring charges and fees	(8,084)	—
Non-GAAP Operating expenses	129,368	115,226

GAAP Net loss attributable to the stockholders(1)	(254,520)	(142,631)
Interest expense, net	27,848	31,859
Provision for income taxes	203	12,127
Depreciation	41,827	42,332
Amortization	383	4,996
EBITDA(1)	(184,259)	(51,317)
Impairment	5,058	—
Stock-based compensation	7,231	7,250
Restructuring charges and fees(2)	7,156	—
Remeasurement loss (gain) on physical delivery forward and prepaid forward	34,468	(38,236)
Loss on extinguishment of debt	5,075	—
Adjusted EBITDA(1)	(125,271)	(82,303)
(1)The Company’s GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to supplementary information in the table below.
(2)Amount represents restructuring charges and fees related to reorganization plans, excluding accelerated depreciation amounting to $0.9 million included in the depreciation line.
Supplementary information affecting GAAP and Non-GAAP results

		Fiscal Year Ended
(In thousands)	Financial statements item impacted	January 2, 2022	January 3, 2021
Incremental cost of above market polysilicon(1)	Cost of revenue	$47,188	$77,950
Loss on ancillary sales of excess polysilicon(2)	Cost of revenue	14,264	8,517
Accommodation fee associated with the long-term polysilicon supply contract(3)	Other, net	—	5,900
(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter.

(2)In order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss.
(3)Relates to long-term fixed supply agreements with a polysilicon supplier which is structured as "take or pay" contract, that specify future quantities and pricing of products to be supplied. We negotiated an extension of our long-term fixed supply agreements with the supplier which resulted in a one-time accommodation fees recognized during fiscal year 2020.
5.B.LIQUIDITY AND CAPITAL RESOURCES
Current Sources of Liquidity and Capital Resources
As of January 2, 2022, we had unrestricted cash and cash equivalents of $166.5 million as compared to $206.7 million as of January 3, 2021.
On April 14, 2021, the Company announced a public offering to sell, subject to market and other conditions,
$125.0 million of ordinary shares through an underwritten public offering. Maxeon also granted the underwriters an option, to purchase up to an additional $18.7 million of ordinary shares offered in the public offering on the same terms and conditions, at a public offering price of $18.00 per share (together with the public offering, the “Offering”). The option was exercised in full by the underwriters. The total number of shares issued in the Offering was 8,046,025, with 59,914 shares issued to a third-party as payment for issuance cost incurred. In addition, pursuant to a stock purchase agreement, dated April 13, 2021, with an affiliate of TZS, Maxeon sold to TZS 1,870,000 ordinary shares at $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “TZS Private Placement”). The Offering and the TZS Private Placement closed in April 2021. The net proceeds were approximately $169.7 million after giving effect to the underwriting discounts and commissions as well as other issuance costs.
In November 2021, the Company executed an order request from Danish Fields Solar LLC, a wholly-owned subsidiary of TotalEnergies SE, for the sale of Performance line modules that is governed by a framework agreement entered into between the Company and TotalEnergies Global Procurement on October 27, 2021. The order requests, which provides for a prepayment, was amended in March 2022 to change the timing of the utilization of the prepayment. For a description of this agreement, please see “Item 7.B. Related Party Transactions.” Subject to granting security interests in certain assets located in Mexico, the Company is expecting to receive in excess of $50.0 million as prepayment related to the order request by 2022. The delivery of the modules is expected to be completed by the third quarter of fiscal year 2023. As of January 2, 2022, the Company has received $42.6 million of prepayment. Refer to “Note 9. Commitments and Contingencies—Advances from Customers” within “Item 18. Financial Statements” for more details on secured assets.
As of January 3, 2021, the Company had $125.0 million of undrawn debt facilities with a syndicate of lenders (the “Bank Facilities”). In connection with obtaining the lenders’ consent to move forward with the Offering in April 2021, Maxeon agreed to renegotiate the terms of the Bank Facilities before it would be permitted to draw down on those facilities. Maxeon terminated the $50.0 million working capital facility and the two term loan facilities totaling $75.0 million in September 2021 and November 2021, respectively, in each case without penalty and with payment of all outstanding fees. As of February 15, 2022, the lenders executed a deed of release for the global collateral package and the final release of the collateral is pending release by the local authorities.
In June 2018, SunPower entered into a Revolving Credit agreement which entitles us to an uncommitted, on demand import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. In October 2021, Standard Chartered Bank Malaysia Berhad reduced the facility limit under the SCB Agreement (as defined below) to $25.0 million. The facility limit was reinstated to $50.0 million in December 2021, and the terms of the agreement remain unchanged. As of January 2, 2022 and January 3, 2021, the outstanding amount was $24.7 million and $47.7 million respectively.

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
Upon satisfaction of the relevant conditions, the Green Convertible Notes will be convertible into Maxeon shares at an initial conversion price of $18.19 per share and an initial conversion rate of 54.9611 Maxeon shares for $1,000 principal amount of Green Convertible Notes. The conversion rate and conversion price will be subjected to adjustment in specified circumstances. We will settle conversions by paying or delivering, as applicable, cash, Maxeon shares or a combination of cash and Maxeon shares, at our election.
In connection with the issuance of the Green Convertible Notes, the Company entered into a privately negotiated forward-starting physical delivery forward transaction (the “Physical Delivery Forward”) of $60.0 million worth of Maxeon shares and a forward-starting forward share purchase transaction of $40.0 million (the “Prepaid Forward”) with Merrill Lynch International.
See also “Note 11. Debt and Credit Sources” to our consolidated and combined financial statements included in “Item 18. Financial Statements” in this Form 20-F.
Dilution Protection Agreements
In connection with the Green Convertible Notes, Maxeon granted to TZS SG an option to purchase an amount of Maxeon shares that would allow TZS SG to maintain its percentage ownership of outstanding Maxeon shares following any conversion of the Green Convertible Notes as compared to its percentage ownership existing immediately prior to any such conversion. In connection with the Physical Delivery Forward, Maxeon also entered into an agreement with TZS SG under which Maxeon agreed, at the option of TZS SG, to issue to TZS SG (or its designee) for no consideration, Maxeon shares in an amount necessary to allow TZS SG to maintain its percentage ownership of outstanding Maxeon shares after giving effect to the delivery of Maxeon shares in connection with the Physical Delivery Forward. Maxeon granted to Total the right to execute a similar agreement with respect to the number of Maxeon shares necessary to maintain its percentage ownership of outstanding Maxeon shares after giving effect to the delivery of Maxeon shares in connection with the Physical Delivery Forward. Neither Total nor TZS SG exercised their rights with respect to the Physical Delivery Forward and the agreements were terminated or expired, as applicable.

Cash Flows
A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents is as follows:

	Fiscal Year Ended
	January 2, 2022	January 3, 2021
(In thousands)
Net cash used in operating activities	$(4,866)	$(189,162)
Net cash used in investing activities	(154,448)	(45,492)
Net cash provided by financing activities	141,808	320,346
Operating Activities
Net cash used in operating activities in fiscal year 2021 was $4.9 million and was primarily the result of: (i) net loss of $255.7 million of which $47.2 million relates to out-of-market polysilicon cost; (ii) $43.5 million related to the increase in inventory primary due to slower shipments resulting from COVID-19; and (iii) increase in prepaid expenses and other assets of $20.7 million.
This was primarily offset by: (i) non-cash charges of $52.8 million related to depreciation and amortization, stock-based compensation, loss on debt extinguishment and other non-cash charges; (ii) non-cash remeasurement loss on Prepaid Forward of $34.5 million; (iii) $13.4 million non-cash interest expense primarily attributable to amortization of stock lending fees and accretion associated with the Green Convertible Note issued by the Company during fiscal year 2020; (iv) adjustment for non-cash equity in losses of unconsolidated investee of $16.5 million (v) decrease in accounts receivables of $38.3 million, primarily attributable to billing and collection cycles (vi) $41.1 million decrease in advance payments to suppliers; (vii) $72.5 million increase in contract liabilities arising from advance collections from customers; and (viii) increase in accounts payable and other accrued liabilities of $41.1 million due to timing of settlement of invoices.
Net cash used in operating activities in fiscal year 2020 was $189.2 million and was primarily the result of: (i) net loss of $141.0 million of which $78.0 million relates to out-of-market polysilicon cost; (ii) decrease in accounts payable and other accrued liabilities of $143.5 million due to timing of settlement of invoices; (iii) $61.3 million decrease in contract liabilities; and (iv) non-cash remeasurement gain on Physical Delivery Forward and Prepaid Forward of $38.2 million.
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
Investing Activities
Net cash used in investing activities in fiscal year 2021 was $154.4 million, which was primarily capital expenditures.
Net cash used in investing activities in fiscal year 2020 was $45.5 million, which was primarily capital expenditures, and partially offset by proceeds from disposal of short-term investments.
See “Item 4.A. History and Development of the Company – Principal Capital Expenditures” for more information.

Financing Activities
Net cash provided by financing activities in fiscal year 2021 was $141.8 million, which included $170.3 million and $169.7 million, being proceeds from bank loans and other debt and ordinary shares issuance, respectively. This was partially offset by repayment of debt obligation of $193.2 million and payment for tax withholding obligations on vested stock units of $4.2 million.
Net cash provided by financing activities in fiscal year 2020 was $320.3 million, which included $236.4 million, $296.8 million and $190.3 million, being proceeds from bank loans and other debt, ordinary shares issuance and issuance of the Green Convertible Notes, respectively. This was partially offset by (i) repayment of debt obligation of $226.7 million; (ii) $134.0 million of Net parent distribution and (iii) payment made for Prepaid Forward of $40.0 million. As cash and the financing of our operations have historically been managed by SunPower, the components of Net parent distribution include cash payments by SunPower to settle our obligations. These transactions are considered to be effectively settled for cash at the time the transaction is recorded.
Material Cash Requirements
As of January 2, 2022 and January 3, 2021, our outstanding debt was $225.6 million and $249.4 million, respectively.
As of January 2, 2022 and January 3, 2021, we had an obligation to purchase $125.8 million and $242.4 million, respectively, of polysilicon material pursuant to long-term fixed supply agreements with one polysilicon supplier, without giving effect to any inflationary price escalation clauses. Of this commitment, as of January 2, 2022 and January 3, 2021, we had prepaid $49.2 million and $92.9 million, respectively. The balance between the revised purchase commitment and the prepaid balance of $76.6 million as of January 2, 2022 is expected to be paid in cash over a period ending December 2022 as we purchase the contractually committed quantities specified. Our prepayments expose us to the credit risks of our supplier. If our supplier fails to fulfill its delivery obligations to us, we may have difficulty recovering such prepayments. Further, because the agreements are “take or pay,” we could be required to purchase polysilicon from our supplier that is currently not required in our production plan to meet current demand, resulting in additional costs. Prepayment obligations for our silicon supply will affect our long-term liquidity needs.
We expect total capital expenditures ranging from $85 million to $90 million in fiscal year 2022, of which $50.6 million was committed via the issuance of purchase orders as of January 2, 2022, mainly targeted towards the completion of manufacturing capacity for our Maxeon 6 product platform, manufacturing capacity for Performance line panels to be sold into the U.S. market, developing Maxeon 7 technology and operating a pilot line. Subject to securing additional capital through debt or equity financing, we expect to make approximately $60 million to $80 million of additional capital expenditures for the conversion of our manufacturing capacity in the Philippines from Maxeon 3 to Maxeon 7, starting from 2022 and continuing into 2023. Delays in completing our manufacturing capacity expansion or technology conversions, or delays or failure to obtain the necessary debt or equity financing, may impact our liquidity.

Inflationary price increases impacting the cost of raw materials, manufacturing equipment, labor, electricity, and logistics services could have the effect of increasing our capital requirements. Additionally, shortages and shipping delays may require us to expend additional working capital to accumulate more buffer stocks of raw materials, semi-finished or finished goods. Similarly, delays in shipment routes could lead to more inventory in transit, which may result in delays in delivering our panels on time to customers which would in turn result in delays of receiving payment for our products.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments results in increased expenses, collateralization and would likely impose new restrictive covenants.

Anticipated Sources of Funds
We expect that we will manage our working capital requirements and fund our committed capital expenditures through our current cash and cash equivalents, cash generated from operations, customer prepayments, net proceeds from our Offering in April 2021, available funds to the extent available to us under our existing debt facility and additional debt or equity financing to the extent we are able to raise such funding on acceptable terms.
Our uncommitted capital expenditures are expected to be funded with customer prepayments and additional capital raised through new debt or equity financings to the extent such funding is available to us and on favorable terms.
We believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months. In conjunction with evaluating our ability to continue as a going concern, we have considered sensitivities that may significantly impact our evaluation, including the timing of customer prepayments and its utilization by our customers, including our strategic partners, our ability to defer or cancel uncommitted capital expenditures and the impact of events like COVID-19 that disrupt our business operations, increase our costs and diminish our profitability. See also Risk Factor “We may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund our operations due continued supply chain disruptions as well as the general economic environment, cumulatively resulting in increased supply and logistics costs, among other implications.” Furthermore, we have considered various positive factors in our evaluation, including the Master Supply Agreement with SunPower which includes pricing updated to reflect current market trends, the supply agreements with our Huansheng JV which provide for extended credit periods at our discretion, our historical ability to secure customer prepayments for future module production, our ability to sell excess cells not required for our modules, our ability to increase prices with our customers in response to cost-increases, our factoring arrangements on receivables and our historical ability to work with vendors to obtain favorable payment terms, when possible.

We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the worldwide uncertainty created by the war in Ukraine and continuing impact of COVID-19 pandemic on our business operations, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macro conditions set forth above last a sustained period of time. See also Risk Factor “We may be unable to obtain access to external financing necessary to make adequate capital expenditures necessary to improve our profitability and grow our business.”
The Company will continue to pursue opportunities to seek additional funding in the near term, including the offering of debt and equity securities depending on favorable market conditions, to fund the capital expenditures for the conversion from Maxeon 3 to Maxeon 7 and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing. The current economic environment and market conditions could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses, collateralization and would likely impose new restrictive covenants.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. We cannot, however, assure you that any such options will materialize or be available to us on commercially acceptable terms or at all.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.
Liabilities Associated with Uncertain Tax Positions
Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement will be made for our liabilities associated with uncertain tax positions in other long-term liabilities. As of January 2, 2022, total liabilities associated with uncertain tax positions was $13.5 million of which $3.7 million and $9.8 million were included within “Accrued liabilities” and “Other long-term liabilities” in our Consolidated Balance Sheets, respectively. As of January 3, 2021, the liabilities associated with uncertain tax position was $18.1 million, included within “Other long-term liabilities” in our Consolidated Balance Sheets. The long-term unrecognized tax benefits are not expected to be paid within the next twelve months.
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
Our exposure to movements in foreign currency exchange rates is primarily related to sales to European customers that are denominated in Euros. Revenue generated from these European customers represented 39% and 21% of our total revenue in fiscal years 2021 and 2020, respectively. A 10% change in the Euro exchange rate would have impacted our revenue by approximately $30.9 million and $18.0 million in fiscal years 2021 and 2020, respectively.
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
As at January 2, 2022, we had designated outstanding cash flow hedge option contracts with a notional value of $121.3 million to hedge the exposure of Euro and Australian dollar against U.S. dollar. In addition, in connection with the purchase of the silicon wafer from TZS denominated in Chinese Renminbi, we had designated outstanding cash flow hedge forward contracts with a notional value of $22.6 million. Because we hedge some of our expected future foreign exchange exposure, if associated revenues and purchases do not materialize we could experience a reclassification of gains or losses into earnings. Such a reclassification could adversely impact our revenue, cost of revenue, margins and results of operations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.
We conduct hedging activities which involve the use of forward currency contracts that are designed to hedge our balance sheet exposure to changes in the foreign exchange rate between the U.S. dollar and other currencies although these contracts are not designated as hedging instruments. As at January 2, 2022 and January 3, 2021, we had outstanding forward currency contracts with aggregate notional values of $53.6 million and $44.8 million, respectively.

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
We enter into agreements with a vendor that specify future quantities and pricing of polysilicon to be supplied through fiscal year 2022. As of January 2, 2022 and January 3, 2021, we have remaining advances to that polysilicon supplier totaling $49.2 million and $92.9 million, respectively.
We enter into foreign currency derivative contracts with high-quality financial institutions and limit the amount of credit exposure to any single counterparty. The foreign currency derivative contracts are limited to a time period of seven months or less. We regularly evaluate the credit standing of our counterparty financial institutions.
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
Equity Price Risk Involving Minority Investments in Joint Ventures and Other Non-Public Companies
Our investments held in our joint ventures and other non-public companies expose us to equity price risk. As of January 2, 2022 and January 3, 2021, investments of $11.2 million and $25.7 million, respectively, are accounted for using the equity method. As of January 2, 2022 and January 3, 2021, investments of $4.0 million and $4.0 million, respectively, are accounted for using the measurement alternative method.
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

Quantitative and Qualitative Disclosures About Market Risk
See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
5.C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Our research and development spending totaled $46.5 million and $34.2 million for the fiscal years 2021 and 2020, respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3.D. Risk Factors.” For further information on our research and development policies and additional product information, see “Item 4.B. Business Overview.”
5.D.TREND INFORMATION
Please see “Item 5.A. Operating Results—Trends and Uncertainties” and “Item 4.B. Business Overview—Our Markets” for trend information.
5.E.CRITICAL ACCOUNTING ESTIMATES
Please see “Item 5.A. Operating Results—Critical Accounting Policies and Significant Estimates” for critical accounting estimates information.
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

Director	Age	Appointment Date
Jeffrey W. Waters, Chief Executive Officer	57	October 11, 2019
Kevin Kennedy, Independent Director	66	August 17, 2020
Donald Colvin, Independent Director	69	August 13, 2020
Steve Leonard, Independent Director	59	June 7, 2021
Rémi Bourgeois, TotalEnergies designee*	53	August 27, 2020
Erick Chabanne, TotalEnergies designee	57	August 27, 2020
Nikita Taldykin, TotalEnergies designee	42	October 25, 2021
SHEN Haoping, TZS designee	59	August 27, 2020
ZHANG Changxu, TZS designee	46	August 27, 2020
WANG Yan, TZS designee	37	August 27, 2020

*Rémi Bourgeois resigned from the Maxeon Board effective March 11, 2022.
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
Kevin Kennedy
Kevin Kennedy serves as an independent director and Chairman of Maxeon’s Board, and member of its Compensation Committee and Nominating and Corporate Governance Committee. Dr. Kennedy currently serves as CEO of a small technology startup and was previously the President and Chief Executive Officer of Avaya Inc., a leading global provider of business communications applications, systems and services. Prior to joining Avaya in January 2009, Dr. Kennedy was President and CEO of JDS Uniphase Corporation and has worked in various senior management roles in multinational telecom companies including Cisco Systems and Bell Laboratories. In 1987, Dr. Kennedy was a Congressional Fellow to the U.S. House of Representatives Committee on Science, Space and Technology. In January 2011, he was appointed to the President’s National Security Telecommunications Advisory Committee by U.S. President Barack Obama. Dr. Kennedy also currently serves on the board of directors for UL Inc, KLA-Tencor Corporation and Digital Realty Trust, L.P. He holds a B.S. in engineering from Lehigh University in Pennsylvania, as well as M.S. and Ph.D. degrees in engineering from Rutgers University.
Donald Colvin
Donald Colvin serves as an independent director for Maxeon’s Board, Chairman of its Audit Committee and member of its Coordination Committee and Compensation Committee. Mr. Colvin also serves as an independent director and chairman of the audit committee for Viavi Solutions and Agilysys. Mr. Colvin has served on other boards throughout his career, including as an independent director on the audit committee for Applied Micro Circuits Corporation and the Isola Group (“Isola”) and an advisory board member for Conexant Systems. Mr. Colvin was interim Chief Financial Officer for Isola during 2015 and 2016, appointed by their Board to restructure the company, and prior to this was Chief Financial Officer of Caesars Entertainment Corporation from November 2012 to January 2015. Mr. Colvin has also served as Chief Financial Officer for ON Semiconductor Corp., Amtel Corporation and European Silicon Structures. Mr. Colvin has also held a number of financial leadership positions for multinational companies. Mr. Colvin holds a B.A. in economics and an M.B.A. from the University of Strathclyde in Scotland.
Steve Leonard
Steve Leonard serves as an independent director on Maxeon’s Board of Directors, Chairman of its Nominating and Corporate Governance Committee and its Coordination Committee, and member of its Audit Committee . Mr. Leonard also currently serves as an independent non-executive director at Singapore Post Ltd. (SingPost), an international leader in e-commerce logistics and services, AsiaSat, a privately held Hong Kong-based satellite operator, and SC Bank Solutions (Singapore) Ltd., a digital banking joint venture between Standard Chartered Bank and NTUC Enterprise. He also serves on the advisory boards of several universities and organizations, including Cambridge Innovation Capital, a deep-tech focused venture capital firm with strong links to the University of Cambridge in England. Mr. Leonard is an international leader with more than 30 years currently serving as CEO of Singularity University. Prior to that, Mr. Leonard was the founding CEO of SGInnovate, a private limited company wholly-owned by the Singapore Government. Prior to founding SGInnovate, Mr. Leonard served three years as the Executive Deputy Chairman of the Infocomm Development Authority (IDA), a Singapore Government statutory board under the purview of Singapore’s Ministry of Communications and Information. Prior to joining Singapore Government in 2013, he held executive leadership roles in Europe and Asia for two decades with several global technology companies including EMC, Symantec and EDS.
Rémi Bourgeois
Rémi Bourgeois served as a director designated by TotalEnergies on Maxeon’s Board of Directors and member of its Coordination Committee from August 27, 2020 until March 11, 2022. Mr. Bourgeois is the Vice President of Operations of Total Renewables and has responsibility for the engineering, design, construction, performance, operations and maintenance for Total Renewables’ 7 GW of solar and wind projects in operation (as of December 2020). Previously, he was the Vice President of Operations for Total Solar and from 2012 to 2015, he was seconded to SunPower and was the Project Director for the largest photovoltaic facility in the United States (Solar Star, 747MWp). Mr. Bourgeois has also held various other technological and operational roles within TotalEnergies. Prior to joining TotalEnergies, he held various positions in Project Management and Tendering of conventional power plants at Alstom Power. Mr. Bourgeois has a Master’s Degree in electrical engineering, with a specialization in energy systems, from Supélec.
Erick Chabanne
Erick Chabanne serves as a director designated by TotalEnergies on Maxeon’s Board of Directors and member of its Compensation Committee. Mr. Chabanne is the Vice President Corporate Affairs of Marketing & Services for Asia-Pacific & Middle East for TotalEnergies, located in Singapore. He has held various positions within TotalEnergies since 1990 in the downstream division, including Chief Financial Officer in Cameroon and Kenya, Managing Director of the subsidiaries in Zambia and Réunion, Director of Safety/Health/Environment and Sustainable Development for Africa and Middle East Division, Vice President Corporate Affairs of Totalgaz in France and Head of Department of Management Control for the Marketing & Services Division. Mr. Chabanne graduated with a Master of Business Administration from the University of Ottawa and E.S.L.S.C.A Business School.
Nikita Taldykin
Nikita Taldykin serves as a director designated by TotalEnergies on Maxeon’s Board of Directors and member of its Nominating and Corporate Governance Committee. Since 2018, Mr. Taldykin has been the Vice President and General Counsel – Upstream and Corporate Services of TotalEnergies American Services, located in Houston, Texas. In this role, he sits on several management committees and boards of directors and is responsible for corporate governance and managing legal and compliance affairs for TotalEnergies’ upstream affiliates in the United States. He joined TotalEnergies in 2010 and has since held several business development and legal roles. Mr. Taldykin began his career in private practice at Vinson & Elkins LLP, where he focused on domestic and cross-border energy transactions across Asia-Pacific, Europe, North America, Africa, Latin America and the Caribbean. Mr. Taldykin obtained a Bachelor of Arts in Government and Economics from Georgetown University and a Juris Doctor from Georgetown University Law Center, located in Washington, D.C.
SHEN Haoping
Mr. SHEN Haoping serves as a director designated by TZS on Maxeon’s Board of Directors and member of its Nominating and Corporate Governance Committee. He is the deputy Chairman and CEO of TZS. Currently, he also serves as a Board Director and Senior Vice President of TCL Technology Group Corporation. He was awarded the special allowance of the State Council and the 2015 National Model Worker. Mr. SHEN Haoping has many years of experience in the design and manufacture of semiconductor and photovoltaic mono silicon materials. He has presided over several national and provincial R&D projects, and led TZS to win the industry and government honors such as municipal science and technology progress award, China patent excellence award, national innovation-oriented enterprise and Forbes China potential enterprise. Under Mr. SHEN Haoping’s leadership, TZS built a world leading photovoltaic silicon ingot and wafer R&D, manufacture and sales capacity. He also served as General

Manager and other leadership positions of Tianjin HuanOu Semiconductor Materials Technology Co., Ltd. Mr. SHEN Haoping received his Bachelor’s Degree in semiconductor physics from Lanzhou University.
ZHANG Changxu
Ms. ZHANG Changxu serves as a director designated by TZS on Maxeon’s Board of Directors and member of its Compensation Committee. Ms. ZHANG Changxu is currently a Board Director and the Chief Operations Officer and Chief Financial Officer of TZS and a Board Director of Huansheng Photovoltaic (Jiangsu) Co., Ltd. From 2012, she served in various leadership roles for TZS, including as Chief Financial Officer of Inner Mongolia Zhonghuan Photovoltaic Material Co. Ltd., and CFO and General Manager of Tianjin Huanou Semiconductor Materials and Technology Co., Ltd. Ms. ZHANG has extensive experience in corporate management from her management roles in finance, sales and marketing, supply chain and comprehensive planning. She has a Master’s Degree of software engineering from Tongji University and a Bachelor’s Degree in business administration from Shanxi University of Finance and Economics.
WANG Yan
Mr. WANG Yan serves as a director designated by TZS on Maxeon’s Board of Directors and member of its Coordination Committee. Mr. WANG Yan is the Vice President of TZS and the CEO of Huansheng Photovoltaic (Jiangsu) Co., Ltd. Between 2017 and 2018, he served as Chairman of Huanou International Silicon Material Co., Ltd., and from 2014 to 2017, he was the General Manager of Inner Mongolia Zhonghuan Photovoltaic Material Co., Ltd .Mr. WANG Yan received his Bachelor’s Degree in information and electronic science from Tianjin University.
Senior Management
The following table sets forth information regarding our senior management as of the date of this Form 20-F. Jeffrey W. Waters serves as our Chief Executive Officer.

Name	Age	Title	Appointment Date
Kai Strohbecke	51	Chief Financial Officer	March 15, 2021
Lindsey Roon Wiedmann	44	Chief Legal Officer	August 21, 2020
Markus Sickmoeller	55	Chief Operations Officer	August 21, 2020
Peter Aschenbrenner	66	Chief Strategy Officer	August 21, 2020
Mark Babcock	51	Chief Revenue Officer	August 21, 2020
Tiffany See	46	Chief Human Resources Officer	August 21, 2020
Ralf Elias	51	Chief Product Officer	July 1, 2021
Biographies
Kai Strohbecke, Chief Financial Officer

Kai Strohbecke who joined Maxeon on March 15, 2021, is our Chief Financial Officer. Mr. Strohbecke most recently served as the Vice President Finance and Global Operations Controller for Micron Technology. Prior to 2013, he served for ten years as CFO at Inotera Memories, a memory semiconductor manufacturing company located in Taiwan that he helped list on the Taiwan Stock Exchange in 2006. Before 2003, Mr. Strohbecke worked in various management roles with increasing responsibility at Infineon and Siemens Semiconductor Group. Mr. Strohbecke holds a bachelor’s degree in Business Administration from Berufsakademie Mannheim, Germany and a joint EMBA degree from Tsinghua University (Beijing) and INSEAD.
Lindsey Roon Wiedmann, Chief Legal Officer
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
Mark Babcock, Chief Revenue Officer
Mark Babcock is our Chief Revenue Officer and is responsible for all revenue generating processes, accelerating our expansion strategy and international growth, and ensuring the best experience to installation partners, distributors and customers globally. Before joining Maxeon, Mr. Babcock led Eurogility, a market entry consultancy. Prior to that, he held senior positions in the DG solar businesses of Flex, SunEdison and SunPower Corporation, with regional and global responsibilities. He has also held management roles at Carrier Corporation and United Technologies Fire and Security. Mr. Babcock holds a Bachelor of Arts degree from Sewanee - The University of the South, and a Master of Business Administration from Vanderbilt University.
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

Ralf Elias, Executive Vice President and Global Head of Distributed Generation (“DG”) Products
Mr. Elias brings more than two decades of executive experience to Maxeon, including serving as Global Vice President IoT/Global Business Development and Partnerships at Samsung Electronics. Prior to that, Mr. Elias worked for 14 years in various management roles with increasing responsibility at Vodafone Group, where he became Group Head of Products and Innovation, and General Manager Product Development. At Vodafone he led numerous innovative engineering and commercial projects for add-on services culminating in the development of the global SMART HOME and Consumer IoT strategy. Mr. Elias holds a bachelor’s degree in mechanical engineering from the University of Essen, and an MBA from the Technical University of Munich.
6.B.COMPENSATION
Non-Employee Director Compensation
In August 2020, our Board adopted a policy for cash and equity-based compensation that shall be payable to eligible non-employee members of the Board who are not nominated representatives of TotalEnergies and TZS, or their corporate affiliates (“Outside Directors”).
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
A stock ownership guidelines policy was adopted by the Company in June of 2021, requiring Outside Directors to hold Maxeon shares equal or greater than 3x annual cash retainer fees. Outside Directors have five years to achieve compliance.
For fiscal year 2021, we paid and accrued fees and compensation of approximately $0.4 million and granted 27,852 RSUs to our Outside Directors.
Executive Officer Compensation
Our Executive Compensation program for fiscal year 2021 include the following:
•A Corporate Bonus Plan (“CBP”) payable annually in the form of cash. The payouts are dependent on meeting a number of corporate and individual objectives, including Maxeon’s financial performance and achievement of key results, as well as individual performance;
•Time-based RSUs that generally vest over four years; and
•Performance-based restricted stock units (“PSUs”) that generally vest over four years after achieving performance targets as determined from time-to-time.
A stock ownership guidelines policy was adopted by the Company in June of 2021, requiring the Chief Executive Officer to hold Maxeon shares equal or greater than 3x annual base salary and other Executive Officers to hold Maxeon shares equal or greater than 1x annual base salary. Executive officers have five years to achieve compliance.
For fiscal year 2021, we paid and accrued compensation of approximately $4.7 million and granted 120,507 RSUs and 67,607 PSUs to our Executive Officers. The amount of compensation paid include benefits-in-kind such as insurance premiums, retirement plans and other benefits as the Company deems suitable.
Our Singapore subsidiaries are required by the laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees working in Singapore who are Singapore citizens or permanent residents and employed by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953 of Singapore. The contribution rates vary, depending on the age of the executive officers.
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
Audit Committee
Messrs. Colvin (Chair), Leonard and Kennedy are members of the Audit Committee.
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
•oversee our privacy and data security risk exposures and mitigations; and
•provide to the Maxeon Board such information as it may deem necessary to make the Maxeon Board aware of the financial matters requiring its attention.

Compensation Committee
Messrs. Kennedy (Chair), Colvin, Chabanne and Ms. Zhang are members of the Compensation Committee.
The purpose of the Compensation Committee is primarily to:
•implement, review and modify the compensation of the Maxeon Board and senior management;
•oversee our compensation philosophy; and
•administer our equity incentive plans.
Coordination Committee
Messrs. Leonard (Chair), Colvin, Bourgeois and Wang were members of the Coordination Committee during the year ended January 2, 2022. Rémi Bourgeois resigned from the Maxeon Board effective March 11, 2022..
The purpose of the Coordination Committee is primarily to discuss our business opportunities and our performance against targets set forth in our approved annual budget.
Nominating and Corporate Governance Committee
Messrs. Leonard (Chair), Kennedy, Taldykin and Shen are members of the Nominating and Corporate Governance Committee.
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
There is no age limit requirement for directors to retire.
Board Diversity
Maxeon is committed to a policy of inclusion and follows the guiding principle that our Board of Directors composition should reflect diversity of experience and perspectives.
In furtherance of this commitment, when considering candidates to fill an open seat on the Board of Directors, the Nominating & Corporate Governance Committee will request that the pool of potential candidates to be considered by the Nominating & Corporate Governance Committee for nomination to the Board of Directors include a diverse group of qualified candidates in terms of experience and skills, age and tenure, gender, ethnic and social background.
In addition, the Nominating & Corporate Governance Committee shall review periodically the composition of the Board of Directors to ensure it reflects the knowledge, experience, skills and diversity required for the Board of Directors to fulfil its duties.
The table below provides certain highlights of the composition of our directors. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (As of January 2, 2022)
Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	9	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
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
Related Party Transactions Policy
The Maxeon Board has adopted a written Related Party Transactions Policy governing the notification, review, approval and ratification of related party transactions involving Company’s directors, officers, and significant shareholders. Under such policy, the Company will enter into or ratify related party transactions only when the Audit Committee determines that the related party transaction in question is in, or is not inconsistent with, the best interests of the Company and the shareholders.
6.D.EMPLOYEES
The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity for the past three fiscal years.

	As of
	January 2, 2022	January 3, 2021	December 29, 2019
	(full-time equivalents)
Marketing & Sales	96	83	90
Production & Supply	3,788	4,296	4,816
Research & Development	112	96	178
General & Administrative	206	134	110
Total	4,202	4,609	5,194

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by geography for the past three fiscal years.

	As of
	January 2, 2022	January 3, 2021	December 29, 2019
	(full-time equivalents)
Australia	22	15	16
Belgium	2	2	3
China	40	28	25
France	88	116	127
Germany	6	5	4
Italy	13	13	9
Japan	8	10	11
Malaysia	1,408	1,529	1,611
Mexico	1,397	1,719	2,042
Morocco	—	—	1
Netherlands	6	4	3
Philippines	1,105	1,115	1,176
Singapore	74	30	3
South Africa	10	12	—
Spain	6	2	—
Switzerland	6	5	7
United Kingdom	3	3	3
United States	8	1	153
Total	4,202	4,609	5,194
Although in certain countries we have works councils and statutory employee representation obligations, our employees are generally not represented by labor unions on an ongoing basis. We have never experienced a work stoppage, and we believe our relations with our employees to be good.
6.E.SHARE OWNERSHIP
The following sets forth the total amount of Maxeon shares directly or indirectly owned by Maxeon’s directors and executive officers based on 44,592,339 Maxeon shares outstanding as of March 16, 2022.
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

Holder	Maxeon Shares	Percentage Ownership
Jeffrey W. Waters	198,395	*
Kevin Kennedy	17,387	*
Donald Colvin	17,427	*
Steve Leonard	11,622	*
Rémi Bourgeois(1)	—	*
Erick Chabanne(2)	—	*
Nikita Taldykin(3)	—	*
SHEN Haoping(4)	—	*
ZHANG Changxu(5)	—	*
WANG Yan(6)	—	*
Kai Strohbecke(7)	2,893	*
Lindsey Roon Wiedmann(8)	41,624	*
Dr. Markus Johannes Sickmoeller	48,841	*
Peter Claus Aschenbrenner	59,695	*
Mark Babcock	5,231	*
Tiffany See	8,670	*
Ralf Elias	—	*
*Less than 1%.
(1)Mr. Bourgeois is an executive officer of TotalEnergies and may be deemed to have beneficial interests in the shares beneficially owned by TotalEnergies, but he disclaims beneficial ownership of such shares.
(2)Mr. Chabanne is an executive officer of TotalEnergies and may be deemed to have beneficial interests in the shares beneficially owned by TotalEnergies, but he disclaims beneficial ownership of such shares.
(3)Mr. Taldykin is an executive officer of TotalEnergies and may be deemed to have beneficial interests in the shares beneficially owned by TotalEnergies, but he disclaims beneficial ownership of such shares.
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
(7)Represents 2,893 ordinary shares issuable upon exercise of options or vesting of restricted share units held by Mr. Strohbecke within 60 days from March 16, 2022.
(8)Represents (i) 40,185 ordinary shares held or beneficially owned by Ms. Wiedmann, and (ii) 1,439 ordinary shares issuable upon exercise of options or vesting of restricted share units held by Ms. Wiedmann within 60 days from March 16, 2022.
None of our shareholders have different voting rights from other shareholders as of the date of this annual report on Form 20-F.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.MAJOR SHAREHOLDERS
The information below describes the beneficial ownership of our shares by each person or entity that beneficially own 5% or more of our shares, as of March 16, 2022.

Holder	Maxeon Shares	Percentage Ownership
TotalEnergies SE(1)	10,994,431	24.66%
Tianjin Zhonghuan Semiconductor Co., Ltd.(2)	10,785,692	24.19%
Wellington Management Group LLP(3)	4,009,983	8.99%
Invesco Ltd.(4)	2,923,980	6.55%
(1)Based on the information contained in a Schedule 13D filed with the SEC on September 8, 2020 by TotalEnergies SE. TotalEnergies Solar INTL SAS is a direct wholly owned subsidiary of TotalEnergies Gaz Electricité Holdings France SAS, which is an indirect wholly owned subsidiary of TotalEnergies SE. Each of TotalEnergies SE, TotalEnergies Gaz Electricité Holdings France SAS and TotalEnergies Solar INTL SAS have shared voting and dispositive power over 10,994,431 Maxeon shares.
(2)Based on the information contained in a Schedule 13D filed with the SEC on April 22, 2021 by Zhonghuan Singapore Investment and Development Pte. Ltd. Zhonghuan Singapore Investment and Development Pte. Ltd. is a direct wholly owned subsidiary of Tianjin Zhonghuan Semiconductor Co., Ltd. (TZS). TZS have shared voting and dispositive power over 10,785,692 Maxeon shares.
(3)Based on the information contained in a Schedule 13G/A filed with the SEC on February 4, 2022 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, and Wellington Management Company LLP. Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP have shared voting power over 3,245,265 Maxeon shares and has shared dispositive power over 4,009,983 Maxeon shares. Wellington Management Company LLP has shared voting power of 3,184,673 Maxeon shares and shared dispositive power of 3,817,649 Maxeon shares. Wellington Management Group LLP is the parent holding company of certain holding companies and the Wellington Investment Advisers. The securities reported on the Schedule 13G/A are owned of record by clients of the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP.
(4)Based on the information contained in a Schedule 13G/A filed with the SEC on February 10, 2022 by Invesco Ltd. Invesco Ltd. is a parent holding company to its investment advisors. Invesco Ltd. has sole voting power over 2,923,980 Maxeon shares and sole dispositive power over 2,923,980 Maxeon shares.
On April 14, 2021, the Company announced the Offering of ordinary shares through an underwritten public offering. In addition, pursuant to TZS Private Placement, Maxeon sold to TZS 1,870,000 ordinary shares at $18.00 per share. As a result of the Offering and TZS Private Placement, the percentage ownership of TotalEnergies has decreased from 32.3% as of January 3, 2021. See “Item 5.B. Liquidity and Capital Resources – Current Sources of Liquidity and Capital Resources.”
As of March 16, 2022, we believe that there are 483 record holders in the United States and no more than 40.76% of our outstanding shares are held of record by residents of the United States
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that such person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.
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
We also entered into certain ancillary agreements that govern the relationships between SunPower and us following the Distribution, including: a tax matters agreement, employee matters agreement, transition services agreement, back-to-back agreement, brand framework agreement, cross license agreement, collaboration agreement, and supply agreement (collectively, the “Ancillary Agreements”), each as previously described in our Registration Statement for fiscal year 2019 on Form 20-F filed on July 2, 2020 and filed as exhibits to our Form 20-F for fiscal year 2020 filed on April 6, 2021 (as incorporated by reference to the exhibits filed on Form 6-K on August 26, 2020).
Under the transition services agreement, we and SunPower will provide various administrative services and assets to each other through August 26, 2021 with an option to extend for up to additional 180 days. Services provided include, among others, certain services related to finance, accounting, business technology, human resources, facilities, document management and record retention, relationship and strategy management, module operations, and technical and quality support. In consideration for such services, we and SunPower will each pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services, plus a standard markup, which is subject to 25 percentage points increase following an extension of the initial term (unless otherwise mutually agreed to by the parties). During fiscal year 2021, we and SunPower exercised the option to extend the services related to finance, accounting, business technology and legal till January 2022, and the standard markup was increased by 25 percentage points for the period extended. Subsequently in January 2022, certain finance services were further extended till June 2022 under the same mark-up as the previous extended period. During fiscal years 2021 and 2020, we recorded $2.5 million and $0.3 million of income respectively, associated with the transition services agreement. This was offset by $7.7 million and $6.5 million respectively, of services provided by SunPower to us, resulting in a net increase of operating expenses of $5.2 million and $6.2 million, presented separately within operating expenses on the Consolidated and Combined Statement of Operations.
Pursuant to the terms of the Investment Agreement (the “Investment Agreement”) entered into on November 8, 2019 between Maxeon and Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), Maxeon and TZS completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“TZS SG”) and an affiliate of TZS, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares (the “TZS Investment”), representing approximately 29.5% of the outstanding Maxeon shares after giving effect to the Spin-off and the TZS Investment. Following the TZS Investment, TotalEnergies Solar INTL SAS (“TotalEnergies Solar”, formerly “Total Solar”), TotalEnergies Gaz Electricité Holdings France SAS, (“TotalEnergies Gaz”, formerly “Total Gaz”, with TotalEnergies Solar, each an affiliate of TotalEnergies SE and collectively “TotalEnergies”, a controlling shareholder of SunPower) held approximately a 36.4% beneficial ownership of Maxeon’s ordinary shares.
In connection with the TZS Investment, Maxeon, TotalEnergies Solar, TotalEnergies Gaz, and TZS SG, entered into a Shareholders Agreement relating to certain rights and obligations of each of Total and TZS SG bearing on Maxeon’s governance and the ability of TotalEnergies and TZS SG to buy, sell or vote their Maxeon shares. At the closing of the TZS Investment, Maxeon also entered into a Registration Rights Agreement with TotalEnergies and TZS SG, granting each of the shareholders certain registration rights with regard to their Maxeon shares. Copies of each of these agreements have been filed, or incorporated by reference, as exhibits to the Form 20-F for fiscal year 2020 filed on April 6, 2021.
Dilution Protection Agreement
In connection with the Green Convertible Notes, Maxeon granted to TZS SG certain rights intended to avoid dilution of their equity position. See “Item 5.B. Liquidity and Capital Resources—Dilution Protection Agreements.”
Agreements with SunPower
Product Collaboration Agreement
Following the Spin-off, on August 26, 2020, we entered into a Product Collaboration Agreement with SunPower. The Product Collaboration Agreement which is effective through August 26, 2022, provides a framework for the development of next-generation Maxeon 7 panels, flex panels, shingled solar panels, and any other products that are agreed to by the parties. Each project under the agreement is governed by written plans that are agreed to by the parties. These plans include agreed-upon budgets, cost allocations and resource responsibilities of the parties and will last a maximum of two years. SunPower will have the sole right to manufacture the products developed under the agreement within the 50 states of the United States, the District of Columbia and Canada (the “Collaboration Territory”). We will have the exclusive right to manufacture the products outside of the Collaboration Territory. For a period that will not be longer than two years commencing on approval of commercial-scale manufacturing of each developed product (the “Exclusivity Period”), SunPower will have the exclusive right to sell, and we will have the exclusive right to supply, each developed product in specified markets. For one year after the Exclusivity Period for each developed product, neither party will be permitted to enter into an exclusive supply relationship with a third party for the relevant developed product within those markets. In addition, after the Exclusivity Period, if either party intends to enter into a supply agreement for the developed product, the other party has a right of first offer or refusal. Any new intellectual property arising from the agreement will be owned by us, subject to a sole license to SunPower within the Collaboration Territory during the Exclusivity Period, and which will become non-exclusive after the Exclusivity Period. During fiscal years 2021 and 2020, we recorded charges of $32.9 million and $10.8 million respectively that we reimbursed SunPower under the product collaboration agreement.
Supply Agreement and Master Supply Agreement
Supply Agreement (August 2020 – February 2022)
In connection with the Spin-off, on August 26, 2020 we entered into the Supply Agreement with SunPower pursuant to which SunPower will purchase, and we will sell, certain designated products for use in the Territory. On February 25, 2021, we entered into an amendment to the Supply Agreement that updated and amended 2021 volumes and pricing. This amendment also extended the exclusivity term for the Direct Market Segment (as defined in the Supply Agreement) from August 26, 2021 to June 30, 2021 and provided for optional sales by Maxeon and purchases by SunPower of additional product types, including Performance line panels.

Under the Supply Agreement, as amended, SunPower was required to purchase, and we were required to supply, minimum volumes of products during each calendar quarter of the term. The minimum volumes were established based on SunPower’s forecasted requirements, but needed to meet a minimum threshold relative to the prior year’s volume. The parties were subject to reciprocal penalties for failing to purchase or supply, as applicable, the minimum product volumes. The purchase price for each product, subject to certain adjustments, were fixed for 2020 and 2021 based on the power output (in watts) of the relevant product. For subsequent periods, the purchase price was to be set based on a formula and fixed for the covered period, subject to the same adjustments.
The Supply Agreement included reciprocal exclusivity provisions that, subject to certain exceptions, prohibited SunPower from purchasing the products (or competing products) from anyone other than us, and prohibited us from selling such products to anyone other than SunPower. The exclusivity provisions only related to products for the Domestic Territory. The term of the exclusivity provisions was two years for products sold into the residential market and through SunPower’s dealer channel in the Domestic Territory. The exclusivity provisions did not apply to off-grid applications, certain portable or mobile small-scale applications (including applications where solar cells are integrated into consumer products), or power plant, front-of-the-meter applications where the electricity generated is sold to a utility or other reseller, and have expired for the Direct Market Segment.

Master Supply Agreement (February 2022 – Present)
As of February 14, 2022, we entered into a new Master Supply Agreement with SunPower which terminates and replaces the previous Supply Agreement. Under the Master Supply Agreement, SunPower is required to purchase, and Maxeon is required to supply, specified amounts of IBC Modules for us in the Domestic Territory during each calendar quarter of the term. For the remainder of 2022, the minimum volumes are specifically enumerated for each purchased product. For 2023, SunPower may purchase certain minimum volumes based on its forecasted requirements, subject to certain limitations. Following the entry into the Master Supply Agreement, the pricing of our sales to SunPower will be a fixed pricing for 2022 and 2023, based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. Additionally, either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. The Master Supply Agreement continues until December 31, 2023, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party.
Under the Master Supply Agreement, Maxeon will sell its Maxeon 6 panels (marketed in the U.S. and Canada under the SunPower brand as M-series) to SunPower on an exclusive basis for the residential market in the Territory through the end of 2022, and, if certain trigger conditions are met, will extend such exclusive supply until October of 2023. Maxeon also will sell its Maxeon 3 panels (marketed in the U.S. and Canada under the SunPower brand as X-series) to SunPower on an exclusive basis for the residential market in the Territory through the end of 2022.
Maxeon’s cost of revenue for IBC Modules has historically been negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, silicon, and aluminum. Under the Supply Agreement, Maxeon was unable to pass through cost increases to SunPower because the Supply Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. The Master Supply Agreement also contains fixed pricing for 2022 based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. The Master Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold.
The IBC Modules to be sold under the Master Supply Agreement will be covered with a 25-year product warranty and are subject to serial defects coverage. Except with respect to tariffs (for which Maxeon is responsible), in the event there is a change in law in the Domestic Territory and the parties fail to agree to equitable adjustments to schedule or price, as applicable, Maxeon is permitted to terminate future delivery and exclusivity obligations. The Master Supply Agreement contains a mutual non-solicitation provision, a non-circumvention provision with respect to SunPower dealers, as well as limitation of liability, capped delay liquidated damages, termination for cause and force majeure provisions customary within the solar industry.

Agreements with TZS
Agreements with TZS in Connection with the Huansheng JV
In 2016 and 2017, SunPower entered into two joint ventures with TZS and other former partners, Huansheng JV, which is based in China and focused on sales of Performance line products within China, and SunPower Systems International Limited (“SPSI”), which is based in Hong Kong and focused on international sales. In September 2021, TZS made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV to facilitate the capacity expansion of Huansheng JV. The Company did not make a proportionate injection based on its equity interest in Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%. Consequently, we recorded a gain of $3.0 million related to the deemed disposal of the equity ownership, including $0.03 million relating to the recycling of other comprehensive income to profit or loss. The gain is presented within “Other, net” in our Consolidated and Combined Statements of Operations. As of January 2, 2022, TZS owns a 83.7% equity stake and we own a 16.3% equity stake in Huansheng JV while TZS owns a 20% interest and we own 80% equity stake in SPSI.
In 2020, Huansheng JV made investments in Huansheng New Energy (Jiangsu) Co., Ltd. (“HSNE”), in order to ramp up the manufacturing capacity of Performance line products in China, concurrent with investments by TZS and certain local partners in China. Following additional capital investment by TZS into HSNE in 2021, TZS currently owns 41.4% of HSNE directly and indirectly through its 83.7% ownership of Huansheng JV. As of January 2, 2022, through our 16.3% equity stake of Huansheng JV, our effective ownership of HSNE is 4.88%.
In February 2021, we and SPSI entered into an offshore master supply agreement with Huansheng JV and HSNE (the “Offshore Master Supply Agreement”) pursuant to which we will purchase and Huansheng JV and HSNE will supply us with Performance line products. The Offshore Master Supply Agreement provides that the pricing of Performance line products is subject to segmented pricing principles and most favored nation pricing favorable to us, with the specific price and volume to be determined in a quarterly volume commitment letter subject to approvals from our Board.
In February 2021, we and SPSI also entered into an amended and restated business activities framework agreement with Huansheng JV, HSNE, and TZS (the “Amended and Restated Business Activities Framework Agreement”). Under the initial business activities framework agreement entered into in 2017, we have the right, but not the obligation, to take up to 33% of Huansheng JV’s capacity for sale directly into global DG markets outside of China and power plant markets in the United States and Mexico regions, while SPSI has the right, but not the obligation, to take up to 33% of Huansheng JV’s capacity (in addition to the 33% to which we are entitled) for sale into global power plant markets with the exception of China, the United States and Mexico. The Amended and Restated Business Activities Framework Agreement maintains our rights in the initial agreement while also allowing Huansheng JV and HSNE to sell directly into global power plant markets outside of China under their own brand if approved on a case-by-case basis by us or SPSI depending on which entity shares the market with Huansheng JV or HSNE, subject to a royalty payment for our license. In connection with these agreements, we also entered into intellectual property license agreements with Huansheng JV and HSNE.
In November 2021, we and SPSI entered into an amendment to the Amended and Restated Business Activities Framework Agreement (“BAFA Amendment”) and an amendment to the Offshore Master Supply Agreement (the “MSA Amendment”). The BAFA Amendment and the MSA Amendment are aimed at providing more predictability to transfer pricing applicable to Performance line modules.

Under the MSA Amendment, for the Company’s DG sales channels, a pricing mechanism has been agreed to with Huansheng JV for P5 and P6 products based on prices set forth in a specified index for the month of scheduled delivery of the relevant products. The parties further agreed to review the pricing mechanism for P5 and P6 products at specified intervals and augment such pricing mechanism upon mutual agreement. Under the MSA Amendment, the P3 generation of products will have a fixed pricing mechanism that will be reviewed by the parties at specified intervals. These pricing arrangements have been in effect since July 6, 2021, although the MSA Amendment was not formally signed until November 2021. For the Company’s utility-scale projects, a profit-sharing pricing mechanism will continue to be applied. The pricing process will be based on a forecast of recurring manufacturing and financing costs upon which binding quotes will be sought and booked, provided that the binding quote is not higher than the price contracted for products or bindings offers made by Huansheng JV and HSNE for the delivery of Performance line modules in China in the same period.

The BAFA Amendment does not change the Company’s right to purchase up to 33% of Huansheng JV’s and HSNE’s annual production capacity for the sale of Performance line modules directly into global DG markets outside of China and utility-scale markets in the United States and Mexico regions, and SPSI’s right to take up to 33% of Huansheng JV’s and HSNE’s annual production capacity for the sale of Performance line modules into global utility-scale markets with the exception of China, the United States and Mexico.
Silicon Wafer Master Supply Agreement
On November 16, 2021, we entered into a silicon wafer master supply agreement with Zhonghuan Hong Kong Ltd (“TZS HK”), a subsidiary of TZS for the purchase of P-Type G12 wafers which are intended to be incorporated into the Company’s Performance line modules planned for manufacture in Malaysia and Mexico and sale into the United States. The Company expects TZS HK to be its primary wafer supplier for Performance line modules and deliveries to commence in 2022. Deposit arrangements, payment terms and pricing mechanisms will be agreed to with TZS HK for the Company to reserve specified volumes in advance. The master supply agreement also sets out a general framework and customary operational and legal terms which govern the purchases of silicon wafer from TZS by the Company and its subsidiaries, including engineering changes, supply chain management, inspection, representations and warranties and legal compliance. In March 2022, we entered into an addendum to the master supply agreement, pursuant to which TZS HK will supply the Company with wafers to meet the Company’s volume requirements for calendar year 2023. In connection with the supply agreement, we made a deposit of $2.5 million as of January 2, 2022 to reserve specified volumes in advance for delivery up to fiscal year 2023. Prepayment of $1.8 million and $0.7 million is recorded in “Advances to suppliers, current portion” and “Advances to suppliers, non-current portion”, respectively, on the Consolidated Balance Sheets.

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

Hohhot Huanju New Energy Development Co., Ltd.

We were a party to a joint venture with TZS and another partner to develop and operate a large-scale solar power plant in Hohhot, Inner Mongolia, called Hohhot Huanju New Energy Development Co., Ltd. (“Huanju”). In fiscal year 2020, we have disposed our equity stake in Huanju to TZS with a consideration of $3.2 million. Accordingly, we have recorded a gain on disposal of investment of $0.5 million in Others, net in our Consolidated and Combined Statements of Operations.

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
Framework Agreement
In October 2021, the Company, through its subsidiary Maxeon Solar Pte. Ltd. (“MSPL”), executed a master contract for the supply of goods and/or services (the “Framework Agreement”) with TotalEnergies Global Procurement (“TotalEnergies GP”), an affiliate of TotalEnergies. The Framework Agreement will remain effective for a three-year term unless earlier terminated or extended for a maximum of two terms of one year each. The Framework Agreement generally provides the terms and conditions pursuant to which the Company will sell and deliver Performance line modules for utility power plant projects upon the issuance of purchase orders by TotalEnergies GP or any of its affiliates and acceptance by the Company. The Framework Agreement also sets out detailed quality, inspection, testing and performance specifications. All solar panels delivered under the Framework Agreement will be covered by a 12-year product warranty, a 25-year power warranty, and are subject to serial defects coverage. The Framework Agreement also contains limitation of liability, capped delay-liquidated damages, termination for cause, and force majeure provisions that are customary within the solar industry, as well as traceability provisions.
In November 2021, the Company executed an order request from Danish Fields Solar LLC, a wholly-owned subsidiary by TotalEnergies SE for the sale of Performance line modules, that is governed by the Framework Agreement. In connection with this order request, subject to the provision of security in certain assets located in Mexico, the Company expects to receive in excess of $50.0 million as prepayment related to the order request by 2022. The delivery of the modules is expected to be completed by the third quarter of fiscal year 2023. As of January 2, 2022, the Company has received $42.6 million of prepayment. In March 2022, the order request was amended to change the timing of the utilization of the prepayment.
As of January 2, 2022, total advance payments from Total, inclusive of the order with Danish Fields Solar LLC, was $54.9 million, of which $31.1 million was classified as short-term in our Consolidated Balance Sheets, based on projected shipment dates.
Solar Power Purchase Agreement
In February 2022, the Company, through its subsidiary SunPower Malaysia Manufacturing Sdn Bhd (“SPMY”) entered into a long-term solar power purchase agreement (“PPA”) with TotalEnergies Renewables Malaysia Sdn Bhd (“TotalEnergies Malaysia”), a wholly-owned subsidiary by TotalEnergies SE. Under the PPA, TotalEnergies Malaysia will install and maintain a solar PV system at SPMY’s rooftop for 20 years at a fixed price per kWh with a guaranteed annual energy output ranging from 10.8 GW to 11.9 GW to the SPMY. SPMY has the option to purchase the PV system at any time for a fixed price, which goes down to zero after 20 years. The PV system will be constructed and installed using the Company’s Performance line modules.
Other transactions

During fiscal year 2019, in connection with a co-development solar project in Japan among SunPower, Total, and an independent third party, we agreed to supply solar panels under this arrangement, with sales beginning in October 2019 and occurred through 2020.
During fiscal year 2021, we have paid $3.1 million directly to Total in connection with obtaining solar module supply for a co-developed solar project in Chile with Total.

7.C.INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.
ITEM 8. FINANCIAL INFORMATION
8.A.CONSOLIDATED AND COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please refer to “Item 18. Financial Statements.”
Export Sales
Export sales outside of Singapore constituted 100% of the Company’s total sales during the fiscal years 2021, 2020 and 2019.
Legal Proceedings
We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business and in enforcing or defending our intellectual property rights. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are unpredictable, and negative outcomes may adversely affect our financial position, liquidity, or results of operations.
In addition, under the Separation and Distribution Agreement we entered into with SunPower in connection with the Spin-off, SunPower has agreed to indemnify us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims are reflected on our Consolidated Balance Sheets as of January 2, 2022. While we expect to suffer no material financial liability because these matters are indemnified, it may drain our resources to cooperate with SunPower to defend these claims and our reputation with key stakeholders may be affected.
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
9.D.SELLING SHAREHOLDERS
Not Applicable.
9.E.DILUTION
Not Applicable.

9.F.EXPENSES OF THE ISSUE
Not Applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A.SHARE CAPITAL
Not Applicable.
10.B.CONSTITUTION
The following description of our Constitution is a summary and is qualified by reference to the Constitution, a copy of which was included as Exhibit 99.1 to our Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020 and incorporated by reference herein. See also “Item 6.C. Board Practices.”
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
Preference Shares
Under the Singapore Companies Act, different classes of shares in a public company may be issued only if (a) the issue of the class or classes of shares is provided for in the constitution of the public company and (b) the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. Our Constitution provides that we may issue shares of a different class with preferential, deferred, qualified or special rights, privileges, conditions or restrictions as the Maxeon Board may determine from time to time, and that such shares may be issued which are, or at the option of the Company are, liable to be redeemed (on such terms and manner of redemption as determined by the Maxeon Board) provided that the terms of such preference shares are set out in the Constitution, and is approved by special resolution at a general meeting of our shareholders.
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
Election and Re-election of Directors
Under our Constitution, our shareholders by ordinary resolution, or the Maxeon Board, may appoint any person to be a director as an additional director or to fill a casual vacancy, provided that any person so appointed by the Maxeon Board shall hold office only until the next annual general meeting, and shall then be eligible for re-election, subject to the Shareholders Agreement. See also “Item 6.C. Board Practices”.

Shareholders’ Meetings
We are required to hold an annual general meeting within six months after the end of each financial year. Our previous financial year ended on January 2, 2022 and subsequent financial years will end on the last day of a period of 12 months after the end of the previous financial year. The Maxeon Board may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders holding not less than one-tenth of the paid-up shares as at the date of deposit carries the right to vote at general meetings (disregarding paid-up capital held as treasury shares). In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders. The Singapore Companies Act requires not less than:
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
Reserves
The Maxeon Board may from time to time set aside out of the profits of Maxeon and reserve such sums as they think proper which, at the discretion of the Maxeon Board, shall be applicable for any purpose to which the profits of Maxeon may properly be applied and pending such application may either be employed in the business of Maxeon or be invested. The Maxeon Board may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided or, without placing the same to reserve, carry forward any profits, subject to applicable laws.
Bonus and Rights Issues
In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as fully paid bonus shares to the shareholders in proportion to their shareholdings.
Singapore Code on Take-Overs and Mergers
The Singapore Take-overs Code regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies with more than 50 shareholders and net tangible assets of S$5.0 million or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on the person’s own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on the person’s own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council of Singapore, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-overs Code. Responsibility for ensuring compliance with the Singapore Take-overs Code rests with parties (including company directors) to a take-over or merger and their advisors.
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
Comparison of Shareholder Rights
The information in this section has been included previously in our registration statement on Amendment No. 2 to Form 20-F (File No. 001-39368) filed with the SEC on July 31, 2020 and has not changed since, and therefore is incorporated by reference to that registration statement.
10.C.MATERIAL CONTRACTS
For information concerning our material contracts, see “Item 4. Information On The Company”, “Item 5. Operating And Financial Review And Prospects” and “Item 7.B. Related Party Transactions.”.
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
This summary is based on the Code, its legislative history, Treasury regulations promulgated under the Code and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete description of the consequences of the transactions described in this registration statement, nor does it address the application of estate, gift or non-income U.S. federal tax laws, the Medicare tax on net investment income or any state, local or foreign tax laws. The tax treatment of a holder of our shares may vary depending upon that holder’s particular situation. Moreover, this summary does not address certain holders that may be subject to special rules not discussed below, such as (but not limited to):

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
Taxation of Dividends and Other Distributions on the Shares
We have no current plans to pay annual or semi-annual cash dividends (see “Item 10.B. Memorandum and Articles of Association—Dividends.”). If, however, we do pay dividends and subject to the discussion below under “—Passive Foreign Investment Company”, the gross amount of any such distribution made to a U.S. Holder with respect to our shares, generally will be includible in income on the day on which the distribution is actually or constructively received by a U.S. Holder as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits. Such dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in our shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held our shares for more than one year as of the time such distribution is actually or constructively received. Because we do not prepare calculations of our earnings and profits using U.S. federal income tax principles, it is expected that distributions generally will be taxable to U.S. Holders as dividends.
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
Passive Foreign Investment Company
In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, “gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a non-passive asset to the extent attributable to our nonpassive income
Based on the nature of our business, the composition of our income and assets, and the value of our shares, we do not believe we were a PFIC for the taxable year ended January 2, 2022 and do not anticipate being a PFIC for our current taxable year or in the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
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
We do not intend to provide the information necessary for U.S. Holders of our shares to make a qualified electing fund election, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
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
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds from a sale, exchange or other taxable disposition (including redemption) of our shares that are made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding in the manner required.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
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
10.I.SUBSIDIARY INFORMATION
Not Applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The major financing risks faced by us will be managed by our treasury function. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Item 5.B. Liquidity And Capital Resources”. Please also see the information set forth under “Note 12. Derivative Financial Instruments” of our consolidated and combined financial statements and related notes included elsewhere in this Form 20-F.
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
Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of January 2, 2022.
Management's Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of January 2, 2022 based on the criteria described in Internal Control-Integrated Framework issued by COSO. Management reviewed the results of its assessment with our Audit Committee.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as of January 2, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report of this Annual Report on Form 20-F.
Changes in Internal Control over Financial Reporting
We regularly review our system of internal controls over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new and more efficient systems, consolidating activities, and migrating processes.
There were no changes in our internal control over financial reporting during fiscal year 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT
Our board of directors has determined that Donald Colvin qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each member of the Audit Committee is an “independent director” as defined in the NASDAQ Marketplace Rules.
ITEM 16B. CODE OF ETHICS
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees billed by Ernst & Young LLP in United States and Ernst & Young LLP in Singapore, our independent registered public accounting firms, during the period indicated.

	Fiscal Year Ended
	January 2, 2022	January 3, 2021
(In thousands)
Audit fees	$1,677	$640
Audit-related fees(1)	371	100
Tax fees(2)	—	125
Others(3)	338	2,150
	$2,386	$3,015
(1)Relates to the aggregate fees for services with respect to review of interim financial information and other professional services rendered related to the audit of our financial statements that are not reported under “audit fees.”
(2)Relates to the aggregate fees for transfer pricing advisory services.
(3)Fees for fiscal year 2021 relates to the aggregate fees billed for the ordinary shares issuance and services with respect to the Spin-off that included the audit of the consolidated and combined financial statements for fiscal year ended January 3, 2021. Fees for fiscal year 2020 relates to the aggregate fees billed for services with respect to the Spin-off that included the audit of the combined financial statements for fiscal year ended December 29, 2019 as well as Green Convertible Notes offering and the share lending facilities, of which, $1.2 million was billed to SunPower.
The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by Ernst & Young LLP, our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable.
ITEM 16F. CHANGE IN AUDITOR
On October 14, 2020, the board of directors approved the dismissal of Ernst & Young LLP (EY-US), the United States member firm of Ernst & Young Global Limited (EYG), as our independent registered public accounting firm, effective upon completion of their audit of the combined financial statements of Maxeon Solar Technologies, Pte. Ltd. (now known as Maxeon Solar Technologies, Ltd.) as of and for the fiscal year ended December 29, 2019 and the issuance of their report thereon. Management communicated the board of directors’ decision to EY-US on October 14, 2020.

The report of EY-US on the combined financial statements of Maxeon Solar Technologies, Pte. Ltd. as of and for the fiscal year ended December 29, 2019 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainties, audit scope, or accounting principles.
During fiscal year 2019, there were no disagreements (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with EY-US on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY-US, would have caused EY-US to make reference to the subject matter of the disagreements in its report on the combined financial statements of Maxeon Solar Technologies, Pte. Ltd. for the fiscal year.
During fiscal year 2019 and subsequent interim period through September 2, 2020, there were no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).
Contemporaneous with the filing of our Form 20-F for the year ended January 3, 2021, we provided EY-US with a copy of the foregoing disclosures and EY-US furnished us with a letter addressed to the SEC stating that it agreed with the statements made herein, each as required by applicable SEC rules. A copy of EY-US's letter previously provided on April 6, 2021 is attached hereto as Exhibit 15.3.
On October 14, 2020, the board of directors approved the engagement of Ernst & Young LLP (EY-SG), the Singapore member firm of EYG, as our independent registered public accounting firm for fiscal year ending January 3, 2021.
During fiscal year 2019 and the subsequent interim period through September 2, 2020, neither we, nor anyone on our behalf consulted with EY-SG, on behalf of us, regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on our combined financial statements, or any matter that was either the subject of a disagreement (as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F). The board of directors’ decision was due solely to the completion of the Spin-off whereby the Company was incorporated in Singapore.
ITEM 16G. CORPORATE GOVERNANCE
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
ITEM 16H. MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
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

2.7	Description of Securities registered under Section 12 of the Exchange Act

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

Exhibit Number	Description
4.5
Brand Framework Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.7 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.6
Cross-License Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.8 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.7
Collaboration Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.9 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.8
Investment Agreement, dated November 8, 2019, among SunPower Corporation, Maxeon Solar Technologies, Pte. Ltd., Tianjin Zhonghuan Semiconductor Co., Ltd. and, for the limited purposes set forth therein, Total Solar INTL SAS (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower Corporation on November 12, 2019)

4.9
Consent and Waiver Relating to Replacement Financing and Certain Other Matters, dated July 9, 2020, among SunPower Corporation, Maxeon Solar Technologies, Pte. Ltd. and Tianjin Zhonghuan Semiconductor Co., Ltd.† (incorporated by reference to Exhibit 4.10 from our registration statement on Amendment No. 2 to Form 20-F (File No. 001-39368) filed with the SEC on July 31, 2020)

4.10
Side Letter, dated July 31, 2020, among SunPower Corporation, Maxeon Solar Technologies, Ltd. and Tianjin Zhonghuan Semiconductor Co., Ltd. (incorporated by reference to Exhibit 4.11 from our registration statement on Amendment No. 2 to Form 20-F (File No. 001-39368) filed with the SEC on July 31, 2020)

4.11
Prepaid Forward Share Purchase Confirmation, dated as of July 17, 2020, by and between Maxeon Solar Technologies, Ltd. and Merrill Lynch International (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.12
Physical Delivery Forward Confirmation, dated as of July 17, 2020, by and between Maxeon Solar Technologies, Ltd. and Merrill Lynch International (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.13
P-Series Products Offshore Master Supply Agreement, dated as of February 8, 2021, by and among Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng New Energy (Jiangsu) Co., Ltd, Maxeon Solar Technologies, Ltd, and SunPower Systems International Limited (incorporated by reference to Exhibit 4.19 of our Form 20-F for the fiscal year ended January 3, 2021 (File No. 001-39368) filed with SEC on April 6, 2021)

4.14
Business Activities Framework Agreement, dated as of February 8, 2021, by and among Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng New Energy (Jiangsu) Co., Ltd, Maxeon Solar Technologies, Ltd, Tianjin Zhonghuan Semiconductor Co., Ltd, and SunPower Systems International Limited (incorporated by reference to Exhibit 4.20 of our Form 20-F for the fiscal year ended January 3, 2021 (File No. 001-39368) filed with SEC on April 6, 2021)

4.15
Underwriting Agreement, dated as of April 15, 2021, by and between Maxeon Solar Technologies, Ltd., BofA Securities, Inc. and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with SEC on April 20, 2021)

4.16
Ordinary Share Purchase Agreement, dated April 13, 2021, by and between Maxeon Solar Technologies Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with SEC on April 16, 2021)

4.17
Amendment to the Offshore Master Supply Agreement, dated as of November 15, 2021, by and among Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng New Energy (Jiangsu) Co., Ltd, Maxeon Solar Technologies, Ltd, and SunPower Systems International Limited (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with SEC on November 17, 2021)

4.18
Amendment to the Business Activities Framework Agreement, dated as of November 15, 2021, by and among Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng New Energy (Jiangsu) Co., Ltd, Maxeon Solar Technologies, Ltd, Tianjin Zhonghuan Semiconductor Co., Ltd, and SunPower Systems International Limited (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with SEC on November 17, 2021)

Exhibit Number	Description
4.19
Master Contract for the Supply of Goods and/or Services, dated as of October 27, 2021, by and between Maxeon Solar Pte. Ltd. and TotalEnergies Global Procurement (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with SEC on November 17, 2021)

4.20
Silicon Wafer Master Supply Agreement dated as November 16, 2021, by and between Maxeon Solar Pte. Ltd. and Zhonghuan Hong Kong Holdings Limited. (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with SEC on November 17, 2021)

4.21	Master Supply Agreement, dated as of February 14, 2022, by and between, SunPower Corporation, and Maxeon Solar Technologies, Ltd.

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP

15.2*	Consent of Ernst & Young LLP

15.3
Letter of Ernst & Young LLP dated April 6, 2021 (incorporated by reference to Exhibit 15.3 of our Form 20-F for the fiscal year ended January 3, 2021 (File No. 001-39368) filed with SEC on April 6, 2021)

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

Date:  March 24, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Maxeon Solar Technologies, Ltd. (the Company) as of January 2, 2022 and January 3, 2021, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for the two years in the period ended January 2, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 2, 2022 and January 3, 2021, and the results of its operations and its cash flows for each of the two years in the period ended January 2, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 2, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 24, 2022 expressed an unqualified opinion thereon.
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
Warranty Valuation

Description of the Matter
As discussed in Notes 2 and 9 to the consolidated financial statements, the Company provides a 25-year standard warranty for its products to cover defects in materials and workmanship for periods up to 25 years as well as providing a separate system output performance warranty to customers that have subscribed to the Company’s post-installation monitoring and maintenance services. The Company’s warranty reserves, which totaled $30.6 million (Short Term + Long Term Product Warranty) as of January 2, 2022, are generally computed using a statistical model that incorporates assumptions based on management’s best estimate of expected costs that could result from these warranties. This estimate considers a variety of factors, including historical warranty claims, results of accelerated lab testing, field monitoring, vendor reliability estimates, and industry data for similar products.
Auditing the Company's warranty accrual involved a high degree of subjectivity due to significant measurement uncertainty associated with the estimate given the relatively short period of available historical data in relation to the contractual warranty period, and the sensitivity of the Company’s estimation of required reserves to changes in significant assumptions, including management’s projection of future failure rates and expected product repair or replacement costs.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s internal controls over the warranty reserve process. This included controls over the development and review of the significant assumptions and data underlying the warranty reserve computation.
Our audit procedures included, among others, evaluating the significant assumptions used by the Company in estimating warranty reserve. We assessed the historical accuracy of management's estimates, obtained support to evaluate repair or replacement cost estimates and failure rate assumptions, and performed sensitivity analyses to evaluate the effect of potential changes in assumptions that were most significant to the estimate. We also involved specialists to assist in the evaluation of the methodology applied, including the recalculation of management’s assumptions, within the Company’s statistical model.

Reserve on excess and obsolete inventories

Description of the Matter
The Company’s net inventories totaled $212.8 million as of January 2, 2022, which includes $4.9 million of inventory reserves. As explained in Note 2 to the consolidated financial statements, the Company computes inventory cost on a first-in, first-out basis, and applies judgment in determining the realizability and the valuation of inventories. Excess and obsolete inventory is written down to its estimated net realizable value if less than cost. The determination of the net realizable value associated with the eventual disposition of inventory involves significant judgments that consider several factors affected by market and economic conditions outside the Company’s control. In particular, the significant assumptions applied are sensitive to the expected demand for the Company’s products in relation to industry supply and demand and competitive pricing environments.
Auditing management’s assessment of net realizable value for inventory was challenging because it involved subjective auditor judgment to evaluate management’s assessment of the factors that are affected by market and economic conditions outside the Company’s control.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s internal controls over the inventory valuation process. This included controls over the determination and calculation of the inventory’s expected lower of cost or net realizable value, including related estimated selling prices, and the Company’s excess and obsolete inventory reserve process, including the determination of product demand forecasts and how factors outside of the Company’s control might affect management’s judgment related to the valuation of excess and obsolete inventory.
Our substantive audit procedures included, among others, evaluating the significant assumptions, including the Company’s estimated selling prices and product demand forecasts, and testing the underlying data used in management’s inventory valuation assessment. We evaluated inventory levels compared to forecasted product demand, historical sales, and specific product considerations. We also compared the demand forecast to business plans and previous forecasts to actual results and industry and economic trends to evaluate management’s estimates and performed sensitivity analyses to evaluate the changes in inventory valuation that would result from changes in the significant assumptions.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2020.
Singapore
March 24, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Opinion on the Financial Statements
We have audited the accompanying combined statements of operations, comprehensive loss, equity, and cash flows of Maxeon Solar Technologies, Pte. Ltd. (the Company) for the year ended December 29, 2019, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 29, 2019 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP
We served as the Company’s auditor from 2019 to 2020.
San Jose, California
May 11, 2020, except for Note 15, as to which the date is April 6, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Maxeon Solar Technologies, Ltd.’s internal control over financial reporting as of January 2, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Maxeon Solar Technologies, Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 2, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of January 2, 2022 and January 3, 2021, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the two years in the period ended January 2, 2022, and the related notes and our report dated March 24, 2022 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP
Singapore
March 24, 2022

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for shares data)

	January 2, 2022	January 3, 2021
Assets
Current assets
Cash and cash equivalents	$166,542	$206,744
Restricted short-term marketable securities	1,079	1,359
Accounts receivable, net(1)	39,730	76,702
Inventories	212,820	169,240
Advances to suppliers, current portion(1)	51,045	43,680
Prepaid expenses and other current assets(1)	61,904	49,470
Total current assets	$533,120	$547,195
Property, plant and equipment, net	386,630	246,908
Operating lease right of use assets	15,397	13,482
Intangible assets, net	420	456
Advances to suppliers, net of current portion(1)	716	49,228
Deferred tax assets	5,183	9,620
Other long-term assets(1)	115,077	113,454
Total assets	$1,056,543	$980,343
Liabilities and Equity
Current liabilities
Accounts payable(1)	$270,475	$159,184
Accrued liabilities(1)	78,680	77,307
Contract liabilities, current portion(1)	44,059	20,756
Short-term debt	25,355	48,421
Operating lease liabilities, current portion	2,467	2,464
Total current liabilities	$421,036	$308,132
Long-term debt	213	962
Contract liabilities, net of current portion(1)	58,994	33,075
Operating lease liabilities, net of current portion	13,464	12,064
Convertible debt	145,772	135,071
Deferred tax liabilities	1,150	—
Other long-term liabilities(1)	61,039	51,752
Total liabilities	$701,668	$541,056
Commitments and contingencies (Note 9)
Equity
Common stock, no par value (44,246,603 and 33,995,116 issued and outstanding as of January 2, 2022 and January 3, 2021, respectively)	$—	$—
Additional paid-in capital	624,261	451,474
Accumulated deficit	(262,961)	(8,441)
Accumulated other comprehensive loss	(11,844)	(10,391)
Equity attributable to the Company	349,456	432,642
Noncontrolling interests	5,419	6,645
Total equity	354,875	439,287
Total liabilities and equity	$1,056,543	$980,343
(1)We have related-party balances for transactions with Tianjin Zhonghuan Semiconductor Co., Ltd, SunPower Corporation (“SunPower”) and TotalEnergies S.E. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party balances are recorded within the “Accounts receivable, net,” “Accounts payable,” “Accrued liabilities,” “Advances to suppliers, current portion,” “Advances to suppliers, net of current portion,” “Prepaid expenses and other current assets,” “Other long-term assets,” “Contract liabilities, current portion,” “Contract liabilities, net of current portion,” “Other long-term liabilities,” and “Net parent investment” financial statement line items in our Consolidated Balance Sheets (see Note 3, Note 4, Note 6 and Note 10).
The accompanying notes are an integral part of these consolidated and combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Fiscal Year Ended
	January 2, 2022	January 3, 2021	December 29, 2019
Revenue(1)	$783,279	$844,836	$1,198,301
Cost of revenue(1)	812,293	854,617	1,200,610
Gross loss	(29,014)	(9,781)	(2,309)
Operating expenses
Research and development(1)	46,527	34,194	36,997
Sales, general and administrative(1)	88,822	86,202	96,857
Restructuring charges (credits)	8,084	—	(517)
Total operating expenses	143,433	120,396	133,337
Operating loss	(172,447)	(130,177)	(135,646)
Other (expense) income, net
Interest expense(1)	(27,848)	(31,859)	(25,831)
Loss on extinguishment of debt	(5,075)	—	—
Other, net	(33,693)	36,349	(1,961)
Other (expense) income, net	(66,616)	4,490	(27,792)
Loss before income taxes and equity in losses of unconsolidated investees	(239,063)	(125,687)	(163,438)
Provision for income taxes	(203)	(12,127)	(10,122)
Equity in losses of unconsolidated investees	(16,480)	(3,198)	(5,342)
Net loss	(255,746)	(141,012)	(178,902)
Net loss (income) attributable to noncontrolling interests	1,226	(1,619)	(4,157)
Net loss attributable to stockholders	$(254,520)	$(142,631)	$(183,059)

Loss per share:
Basic and diluted	$(6.79)	$(5.82)	$(8.61)

Weighted average shares used in loss per share computation:
Basic and diluted	37,457	24,502	21,265
(1)We have related-party transactions with Tianjin Zhonghuan Semiconductor Co., Ltd, SunPower and TotalEnergies S.E. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party transactions are recorded within the “Revenue,” “Cost of revenue,” “Operating expenses: Research and development and Sales, general and administrative,” and “Other expense, net: Interest expense” financial statement line items in our Consolidated and Combined Statements of Operations (see Note 3, Note 4 and Note 10).
The accompanying notes are an integral part of these consolidated and combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Fiscal Year Ended
	January 2, 2022	January 3, 2021	December 29, 2019
Net loss	$(255,746)	$(141,012)	$(178,902)
Components of other comprehensive loss, net of taxes
Currency translation adjustment	(5,461)	(3,818)	(654)
Net gain (loss) in derivatives (Note 12)	3,165	782	(1,094)
Net gain (loss) on long-term pension liability adjustment	843	263	(1,862)
Total other comprehensive loss	(1,453)	(2,773)	(3,610)
Total comprehensive loss	(257,199)	(143,785)	(182,512)
Comprehensive loss (income) attributable to noncontrolling interests	1,226	(1,619)	(4,157)
Comprehensive loss attributable to stockholders	$(255,973)	$(145,404)	$(186,669)
The accompanying notes are an integral part of these consolidated and combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY
(In thousands)

	Shares	Amount	Additional paid-in Capital	Net Parent Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 30, 2018	—	$—	$—	$438,209	$—	$(4,008)	$434,201	$1,147	$435,348
Net (loss) income	—	—	—	(183,059)	—	—	(183,059)	4,157	(178,902)
Other comprehensive loss	—	—	—	—	—	(3,610)	(3,610)	—	(3,610)
Net parent contribution	—	—	—	114,687	—	—	114,687	—	114,687
Balance at December 29, 2019	—	$—	$—	$369,837	$—	$(7,618)	$362,219	$5,304	367,523
Net (loss) income	—	—	—	(134,190)	(8,441)	—	(142,631)	1,619	(141,012)
Issuance of common stock, net of issuance cost	8,930	—	297,541	—	—	—	297,541	—	297,541
Issuance of Physical Delivery Forward	3,797	—	58,466	—	—	—	58,466	—	58,466
Reclassification of Physical Delivery Forward	—	—	(64,089)	—	—	—	(64,089)	—	(64,089)
Issuance of convertible debt, net of issuance cost	—	—	52,189	—	—	—	52,189	—	52,189
Conversion of Net parent investment into common stock, net of issuance cost	21,268	—	105,285	(106,061)	—	—	(776)	—	(776)
Distribution to noncontrolling interests	—	—	—	—	—	—	—	(278)	(278)
Recognition of share-based compensation	—	—	2,082	—	—	—	2,082	—	2,082
Other comprehensive loss	—	—	—	—	—	(2,773)	(2,773)	—	(2,773)
Net parent distribution	—	—	—	(129,586)	—	—	(129,586)	—	(129,586)
Balance at January 3, 2021	33,995	$—	$451,474	$—	$(8,441)	$(10,391)	$432,642	$6,645	$439,287
Net loss	—	—	—	—	(254,520)	—	(254,520)	(1,226)	(255,746)
Issuance of common stock, net of issuance cost	9,916	—	169,684	—	—	—	169,684	—	169,684
Issuance of common stock for stock-based compensation, net of tax withheld	336	—	(4,245)	—	—	—	(4,245)	—	(4,245)
Recognition of stock-based compensation	—	—	7,348	—	—	—	7,348	—	7,348

	Shares	Amount	Additional paid-in Capital	Net Parent Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Other comprehensive loss	—	—	—	—	—	(1,453)	(1,453)	—	(1,453)
Balance at January 2, 2022	44,247	$—	$624,261	$—	$(262,961)	$(11,844)	$349,456	$5,419	$354,875
The accompanying notes are an integral part of these consolidated and combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended
	January 2, 2022	January 3, 2021	December 29, 2019
Cash flows from operating activities
Net loss	$(255,746)	$(141,012)	$(178,902)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	42,210	47,328	53,448
Stock-based compensation	7,231	7,250	7,135
Non-cash interest expense	13,361	19,851	23,841
Gain from dilution of interest in joint venture	(2,975)	—	—
Equity in losses of unconsolidated investees	16,480	3,198	5,342
Loss on debt extinguishment	5,075	—	—
Loss (Gain) on retirement of property, plant and equipment	2,442	(641)	—
Deferred income taxes	5,587	(1,330)	804
Gain on equity investments	—	(1,822)	—
Remeasurement loss (gain) on Physical Delivery Forward and Prepaid Forward	34,468	(38,236)	—
Other, net	(1,765)	3,078	249
Changes in operating assets and liabilities
Accounts receivable	38,268	71,231	(77,830)
Contract assets	176	(1,806)	264
Inventories	(43,493)	25,212	28,415
Prepaid expenses and other assets	(20,705)	(5,590)	960
Operating lease right-of-use assets	2,449	2,264	2,449
Advances to suppliers	41,147	28,473	50,163
Accounts payable and other accrued liabilities	41,098	(143,462)	53,451
Contract liabilities	72,488	(61,344)	6,460
Operating lease liabilities	(2,662)	(1,804)	(2,589)
Net cash used in operating activities	(4,866)	(189,162)	(26,340)
Cash flows from investing activities
Purchases of property, plant and equipment	(154,194)	(27,689)	(41,905)
Proceeds from disposal of short-term investments	1,318	6,572	—
Purchase of short-term investments	(1,094)	(1,340)	—
Cash paid for disposal of property, plant and equipment	(417)	—	—
Proceeds from sale of assets	—	1,283	265
Purchases of intangibles	(61)	—	(231)
Installment payment for acquisition of subsidiary	—	(30,000)	—
Proceeds from sale of unconsolidated investee	—	3,220	—

	Fiscal Year Ended
	January 2, 2022	January 3, 2021	December 29, 2019
Proceeds from dividends and partial return of capital by an unconsolidated investee	—	2,462	—
Net cash used in investing activities	(154,448)	(45,492)	(41,871)
Cash flows from financing activities
Proceeds from debt	170,311	236,446	253,314
Repayment of debt	(193,237)	(226,664)	(254,649)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	(4,245)	—	—
Net proceeds from issuance of convertible debt	—	190,330	—
Net proceeds from issuance of common stock	169,684	296,765	—
Payment for realized amount on underwriting physical delivery forward	—	(1,606)	—
Payment for prepaid forward	—	(40,000)	—
Distribution to noncontrolling interest	—	(278)	—
Repayment of finance lease obligations and other debt	(705)	(651)	(1,190)
Net parent (distribution) contribution	—	(133,996)	92,409
Net cash provided by financing activities	141,808	320,346	89,884
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	166	77	381
Net (decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents	(17,340)	85,769	22,054
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	209,572	123,803	101,749
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$192,232	$209,572	$123,803
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	58,562	$27,736	$13,377
Right-of-use assets obtained in exchange for lease obligations(1)	5,029	4,791	21,209
Cost from issuance of common stock paid in shares	1,078	—	—
Interest expense financed by SunPower	—	11,333	17,000
Aged supplier financing balances reclassified from accounts payable to short-term debt	—	23,933	45,352
Supplemental cash flow information
Cash paid for interest	$15,159	$3,443	$1,930
Cash paid for income taxes	9,584	12,486	8,109
The accompanying notes are an integral part of these consolidated and combined financial statements.

The following table reconciles our cash and cash equivalents and restricted cash and restricted cash equivalents reported on our Consolidated Balance Sheets and the cash, cash equivalents, restricted cash and restricted cash equivalents reported on our Consolidated and Combined Statements of Cash Flows for fiscal years 2021, 2020 and 2019:

(In thousands)	January 2, 2022	January 3, 2021	December 29, 2019
Cash and cash equivalents	$166,542	$206,744	$120,956
Restricted cash and restricted cash equivalents, current portion, included in prepaid expenses and other current assets	1,661	2,483	2,845
Restricted cash and restricted cash equivalents, net of current portion, included in other long-term assets	24,029	345	2
Total cash, cash equivalents, restricted cash and restricted cash equivalents shown in statements of cash flows	$192,232	$209,572	$123,803
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
In connection with the Spin-off, Maxeon and SunPower entered into a number of agreements providing for the framework of the relationship between the two companies following the Spin-off. On November 8, 2019, we entered into the Separation and Distribution Agreement with SunPower which sets forth our agreements with SunPower regarding the principal actions to be taken in connection with the separation and distribution. Immediately after the Distribution and pursuant to the terms of the November 8, 2019 Investment Agreement (the “Investment Agreement”), Maxeon and Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“TZS SG”) and an affiliate of TZS, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares (the “TZS Investment”), representing approximately 29.5% of the outstanding Maxeon shares after giving effect to the Spin-off and the TZS Investment. Following the TZS Investment, TotalEnergies Solar INTL SAS (“TotalEnergies Solar”, formerly Total Solar), TotalEnergies Gaz Electricité Holdings France SAS, (“TotalEnergies Gaz”, formerly Total Gaz, with TotalEnergies Solar, each an affiliate of TotalEnergies SE (TotalEnergies SE fomerly Total SE) and collectively “TotalEnergies”) held approximately a 36.4% beneficial ownership of Maxeon’s ordinary shares.
In connection with the TZS Investment, Maxeon, TotalEnergies Solar, TotalEnergies Gaz, and TZS SG, entered into a Shareholders Agreement relating to certain rights and obligations of each of Total and TZS SG bearing on Maxeon’s governance and the ability of TotalEnergies and TZS SG to buy, sell or vote their Maxeon shares. At the closing of the TZS Investment, Maxeon also entered into a Registration Rights Agreement with TotalEnergies and TZS SG, granting each of the shareholders certain registration rights with regard to their Maxeon shares.
In April 2021, pursuant to a stock purchase agreement, dated April 13, 2021, with an affiliate of TZS, the Company sold to TZS 1,870,000 ordinary shares at a price of $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “TZS Private Placement”). As of January 2, 2022, TotalEnergies’s and TZS SG’s ownership of the Maxeon shares was approximately 24.9% and 24.4%, respectively.

Impact of COVID-19 to our Business
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported, resulting in shutdowns of manufacturing and commerce in the months that followed. Since then, the COVID-19 pandemic has spread worldwide, including the countries in which we operate, and has resulted in authorities implementing numerous measures to try to contain the disease or slow its spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. COVID-19 has had an adverse impact on most aspects of our business, operations and financial performance, and the impact is ongoing and will likely continue to evolve and affect our business. Recently, the Delta and Omicron variants of the COVID-19 virus have led to increased incidence of COVID-19 around the world prompting stricter quarantine measures which have resulted in port closures among other things and caused further disruptions to supply chains. Given that Huansheng JV operates in China, we are subject to disruptions in our operations and supply chain due to COVID-19 related disruptions in China. Recently, we also closed our factory in Malaysia for certain periods in July and August 2021 for disinfection due to COVID-19, based on governmental regulations. Our other factories in France, Mexico and the Philippines were not affected. We will continue to actively monitor the situation and may take further actions adapting our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by governmental authorities.

Liquidity
We expect that we will manage our working capital requirements and fund our committed capital expenditures through our current cash and cash equivalents, cash generated from operations, customer prepayments, net proceeds from our Offering in April 2021, available funds to the extent available to us under our existing debt facility and additional debt or equity financing to the extent we are able to raise such funding on acceptable terms.
Our uncommitted capital expenditures are expected to be funded with customer prepayments and additional capital raised through new debt or equity financings to the extent such funding is available to us and on favorable terms.
We believe that our current cash, cash equivalents and cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months. In conjunction with evaluating our ability to continue as a going concern, we have considered sensitivities that may significantly impact our evaluation, including the timing of customer prepayments and its utilization by our customers, including our strategic partners, our ability to defer or cancel uncommitted capital expenditures and the impact of events like COVID-19 that disrupt our business operations, increase our costs and diminish our profitability. Furthermore, we have considered various positive factors in our evaluation, including a new Master Supply Agreement with SunPower that was entered in February 14, 2022 which terminates and replaces the previous Supply Agreement. Under the Supply Agreement, Maxeon was unable to pass through cost increases to SunPower because the Supply Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. The Master Supply Agreement also contains fixed pricing for 2022 based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. We have also considered the supply agreements with our Huansheng JV which provide for extended credit periods at our discretion, our historical ability to secure customer prepayments for future module production, our ability to sell excess cells not required for our modules, our ability to increase prices with our customers in response to cost-increases, our factoring arrangements on receivables and our historical ability to work with vendors to obtain favorable payment terms, when possible.
We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the worldwide uncertainty created by the war in Ukraine and continuing impact of COVID-19 pandemic on our business operations, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macro conditions set forth above last a sustained period of time.

The Company will continue to pursue opportunities to seek additional funding in the near term, including the offering of debt and equity securities depending on favorable market conditions, to fund the capital expenditures for the conversion from Maxeon 3 to Maxeon 7 and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing. The current economic environment and market conditions could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses, collateralization and would likely impose new restrictive covenants.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs.
Basis of Presentation Prior to Spin-off
Standalone financial statements have not been historically prepared for our business. These consolidated and combined financial statements of the Company have been derived (i) from the consolidated financial statements and accounting records of SunPower as if we had operated on our own prior to the Spin-off, for the periods prior to August 26, 2020 and (ii) subsequent to August 26, 2020, the consolidated financial statements of the Company as an independent public company.
Prior to the Spin-off, as there was no controlling financial interest present between or among the entities that comprise our business, we prepared the financial statements of the Company on a combined basis. Net parent investment in the Company’s business is shown in lieu of equity attributable to the Company as there is no consolidated entity in which SunPower holds an equity interest. Net parent investment represents SunPower's interest in the recorded net assets of the Company. See Note 3. Net Parent Investment and Transactions with Sunpower and TotalEnergies.
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

In December 2015, SunPower issued $425.0 million in principal amount of its 4.00% senior convertible debentures due 2023 (the “4.00% debentures due 2023”), the proceeds of which were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, interest and other costs associated with the 4.00% debentures due 2023 are reflected in the Consolidated and Combined Statements of Operations and Comprehensive Loss up to the date of Spin-off. As the 4.00% debentures due 2023 are legal obligations of SunPower and were not transferred to us, they are not reflected in our Consolidated Balance Sheets.
SunPower managed its global currency exposure by engaging in hedging transactions where management deems appropriate. This included derivatives not designated as hedging instruments consisting of forward and option contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. The Company’s consolidated and combined financial statements included these hedging instruments to the extent the derivative instrument was designated as a hedging instrument of a hedged item (e.g., inventory) that is included in the consolidated and combined financial statements. Any changes in fair value of the hedging instrument previously recognized in SunPower’s accumulated other comprehensive income for cash flow hedges which relates to our historical business are also included.
SunPower maintained various stock-based compensation plans at a corporate level. The Company’s employees participated in those programs and a portion of the cost of those plans was included in our consolidated and combined financial statements. SunPower also has defined benefit plans at a subsidiary level for certain employees. Where a legal entity within the Company sponsors the plan, the related financial statement amounts are included in the consolidated and combined financial statements following the single employer accounting model.
As described in Note 13. Income Taxes, current and deferred income taxes and related tax expense had been determined based on the standalone results of the Company by applying Accounting Standards Codification No. 740, Income Taxes (“ASC 740”). As a result of applying ASC 740 to the Company’s operations in each country using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, SunPower and the Company’s businesses operated within the same legal entity and certain subsidiaries were part of SunPower’s tax group. This required an assumption that the subsidiaries and operations of the Company in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within SunPower’s tax groups. Uncertain tax positions represent those tax positions to which the Company is the primary obligor and are evaluated and accounted for as uncertain tax positions pursuant to ASC 740. Determining which party is the primary obligor to the taxing authority is dependent on the specific facts and circumstances of their relationship to the taxing authority.
Management believes that all allocations have been performed on a reasonable basis and reflect the services received by the Company, the cost incurred on behalf of the Company and the assets and liabilities of the Company. Although, the combined financial statements reflect management’s best estimate of all historical costs related to the Company, this may, however, not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity, nor the future results of the Company as it will exist upon completion of the proposed separation.
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
Fiscal Periods
The Company has a 52-to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. Fiscal year 2021 is a 53-week fiscal year while fiscal year 2020 and 2019 are 52-week fiscal years. Our fiscal year 2021 ended on January 2, 2022, our fiscal year 2020 ended on January 3, 2021 and our fiscal year 2019 ended on December 29, 2019.
Use of Estimates
The preparation of the consolidated and combined financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Significant estimates in these consolidated and combined financial statements include (i) revenue recognition, specifically, management’s assessment of market-based pricing terms related to sales of solar modules to SunPower for periods prior to the Spin-off, the nature and timing of satisfaction of performance obligations, standalone selling price of performance obligations and variable consideration; (ii) allowances for credit losses for accounts receivable; (iii) inventory write-downs; (iv) stock-based compensation; (v) long-lived asset impairment, specifically estimates for valuation assumptions including discount rates and future cash flows, economic useful lives of property, plant and equipment, intangible assets, and investments; (vi) fair value of financial instruments; (vii) valuation of contingencies such as accrued warranty; (viii) the incremental borrowing rate used in discounting of lease liabilities; and (ix) income taxes and tax valuation allowances. Actual results could materially differ from those estimates.
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
Lease Accounting – Arrangements with Maxeon as a lessee
We determine if an arrangement is a lease at inception. Our operating lease agreements are primarily for real estate and are included within operating lease right-of-use (“ROU”) assets and operating lease liabilities on the Consolidated Balance Sheets. Finance leased assets are included in property, plant and equipment, net and finance lease liabilities are included in short-term debt and long-term debt on the Consolidated Balance Sheets. We elected the practical expedient to combine our lease and related non-lease components for all our leases. In addition, leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets and the Company recognizes lease expense for these leases on a straight-line basis over the lease term.
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
Financial instruments - Credit Losses
Accounting Standards Codification No. 326, Financial Instruments – Credit Losses (“ASC 326”) requires remeasurement and recognition of expected credit losses for financial assets held. The amendment applies to entities which hold financial assets and net investments in leases that are not accounted for at fair value through net income as well as loans, debt securities, accounts receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash.
We recognize an allowance for credit loss at the time a receivable is recorded based on our estimate of expected credit losses and adjust this estimate over the life of the receivable as needed. An account receivable is written off against the allowance for credit loss made after all collection effort has ceased. We evaluate the aggregation and risk characteristics of a receivable pool and develop loss rates that reflect historical collections, current forecasts of future economic conditions over the time horizon we are exposed to credit risk, and payment terms or conditions that may materially affect future forecasts.
As of January 2, 2022, we reported $39.7 million of accounts receivable, net of credit loss allowance of $0.9 million. Based on the aging analysis as of January 2, 2022, 99.9% of our gross trade account receivable was outstanding less than 60 days. Refer to Note 6. Balance Sheet Components for more details on changes in allowance for credit losses. We have not seen significant changes to the recovery rate of our account receivable as a result of the COVID-19 pandemic, but we are continuing to actively monitor the impact of the COVID-19 pandemic on our expected credit losses.
Advances to Suppliers
Advances to suppliers relate to prepayments made under long-term agreements with suppliers for the procurement of polysilicon and silicon wafers that specify future quantities and pricing of polysilicon and silicon wafers to be supplied by the vendors and provide for certain consequences, such as forfeiture of advanced deposits, in the event that the Company terminates the arrangement. The credit loss allowance on our advanced prepayments to suppliers under long-term supply agreements are reviewed by management at each reporting period. We have no history of recording write-offs related to our advanced prepayments to suppliers, and given our purchase obligation to these suppliers significantly exceeds the remaining advanced prepayments balance as of January 2, 2022 and January 3, 2021, the likelihood of our suppliers terminating the existing contractual arrangements is considered to be remote. We also periodically evaluate the credit worthiness of these suppliers and have noted no material deterioration in their respective credit conditions that would call into question their abilities to continue to supply us with the quantities of polysilicon specified in our supply agreements. The typical time it takes for us to receive the delivery of raw materials under this agreement was approximately 40-50 days from the date the purchase order is submitted to the supplier. Out of the $92.9 million of advances to suppliers as of January 3, 2021, $43.7 million was subsequently applied to polysilicon deliveries received through January 2, 2022, subsequent to an extension of the polysilicon agreement negotiated during fiscal year 2020. We had $51.8 million of advances to suppliers as of January 2, 2022, of which we expect to apply $49.2 million to polysilicon purchases received through the end of our fiscal year 2022 in accordance with the existing supply agreement. The remaining $2.5 million will be applied to silicon wafer purchases in fiscal year 2022 and 2023 of $1.8 million and $0.7 million, respectively, in accordance with the supply agreement entered during fiscal year 2021.

Net Parent Investment
Net parent investment in the Consolidated Balance Sheets and Statements of Equity represents SunPower’s interest in the recorded net assets of the Company, the net effect of transactions with and allocations from SunPower and the Company’s accumulated deficit. See Note 3. Net Parent Investment and Transactions with Sunpower and TotalEnergies for further information about transactions between the Company and SunPower.
Fair Value of Financial Instruments
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values due to their short-term maturities. Equity investments without readily determinable fair value are measured at cost less impairment and are adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. Derivative financial instruments are carried at fair value based on quoted market prices for financial instruments with similar characteristics. The effective portion of derivative financial instruments is excluded from earnings and reported as a component of “Accumulated other comprehensive loss” in the Consolidated Balance Sheets. The ineffective portion of derivatives financial instruments are included in “Other, net” in the Consolidated and Combined Statements of Operations.
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
We evaluate whether losses should be accrued on long-term inventory purchase commitments that may arise from firm, non-cancellable, and unhedged commitments for the future purchase of inventory items. Such losses are measured in the same way as inventory losses, and are recognized unless determined to be recoverable through firm sales contracts or when there are other circumstances that reasonably assure continuing sales without price decline.
Under the long-term polysilicon supply agreements for polysilicon between the Company and a supplier, pricing for purchases of polysilicon and specified quantities are set forth in the agreements. As a result of the significant declines in the prices of polysilicon available in the market due to an increase in industry-wide polysilicon manufacturing capacity, the purchase prices set forth in the agreements currently exceed market prices.
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
Revenue Recognition
We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. In determining the transaction price for revenue recognition, the Company evaluates whether the price is subject to refund or adjustment in determining the consideration to which the Company expects to be entitled. There are no rights of return; however, the Company may be required to pay consideration to the customer in certain instances of delayed delivery. The Company then allocates the transaction price to each distinct performance obligation based on their relative standalone selling price, when applicable. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. In the case of the existence of a significant financing component, the amount of the consideration is adjusted to reflect what the cash selling price of the promised service would have been if payments had occurred as control of the service was transferred to the customer. The discount rate used in determining the significant financing component is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. Our revenue recognition policy is consistent across all geographic areas.
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
The stock-based compensation expense for the RSU is based on the measurement date fair value of the award and is recognized only for those awards expected to meet the service vesting conditions on a straight-line basis over the requisite service period of the award. For PSU grants, the expense is based on the measurement date fair value of the award and is recognized over the vesting term if the performance targets are considered probable of being achieved. Stock-based compensation expense is determined at the aggregate grant level for service-based awards and at the individual vesting tranche level for awards with performance and/or market conditions. The forfeiture rate is estimated based on SunPower and the Company’s historical experience.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense totaled approximately $3.5 million, $2.4 million and $3.1 million in fiscal years 2021 , 2020 and 2019, respectively.
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
Restructuring Charges
The Company records charges associated with approved restructuring plans to reorganize our manufacturing network, to remove duplicative headcount and infrastructure associated with business acquisitions or to simplify business processes and accelerate innovation. Restructuring charges can include severance costs in connection with the termination of a specified number of employees, infrastructure charges to vacate facilities and consolidate operations, and contract cancellation costs. The Company records restructuring charges based on estimated employee terminations and site closure and consolidation plans. The Company accrues for severance and other employee separation costs under these actions when it was probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements.

Translation of Foreign Currency
The Company and certain of its subsidiaries use their respective local currency as their functional currency. Accordingly, foreign currency assets and liabilities are translated using exchange rates in effect at the end of the period. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in “Accumulated other comprehensive loss” in the Consolidated Balance Sheets. Foreign subsidiaries that use the U.S. dollar as their functional currency remeasure monetary assets and liabilities using exchange rates in effect at the end of the period. Exchange gains and losses arising from the remeasurement of monetary assets and liabilities are included in “Other, net” in the Consolidated and Combined Statements of Operations. Non-monetary assets and liabilities are carried at their historical values.
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
We perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary. We maintain an allowance for credit losses based on the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends. We believe that our concentration of credit risk is limited because of our large number of customers, credit quality of the customer base, small account balances for most of these customers, and customer geographic diversification. During fiscal years 2021, 2020 and 2019, we recorded revenues of $225.9 million, $231.2 million and $426.5 million, or 28.8%, 27.4% and 35.6% of total revenue, respectively, representing the sale of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing is based on the Supply Agreement with SunPower. Except for revenue transactions with SunPower, for fiscal years 2021 and 2020, we had no customers that accounted for at least 10% of revenue. As of January 2, 2022 and January 3, 2021, SunPower accounted for 9.7% and 39.5% of our accounts receivable, respectively. No customers individually accounted for 10% of accounts receivable as of January 2, 2022, and three customers individually accounted for 15.1%, 11.6% and 10.6% of accounts receivable, respectively as of January 3, 2021.
We have entered into agreements with a vendor that specify future quantities and pricing of polysilicon to be supplied for the next year. The purchase prices required by these polysilicon supply agreements are significantly higher than current market prices for similar materials. Under certain agreements, we were required to make prepayments to the vendor over the terms of the arrangements.
Income Taxes
The Company’s operations have historically been included in the tax returns filed by the respective SunPower entities of which the Company’s businesses are a part. Income tax expense and other income tax related information contained in these consolidated and combined financial statements are presented on a separate return basis as if the Company filed its own tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Company were a separate taxpayer and a standalone enterprise for the period presented. Current income tax liabilities related to entities which file jointly with SunPower were settled with SunPower and are relieved through Net parent investment in the Consolidated Balance Sheets and the Net parent (distribution) contribution in the Consolidated and Combined Statements of Cash Flows.

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
Investments in Equity Interests
Investments in entities in which we can exercise significant influence, but do not own a majority equity interest or otherwise control, are accounted for under the equity method. We record our share of the results of these entities as “Equity in losses of unconsolidated investees” on the Consolidated and Combined Statements of Operations. We monitor our investments for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the entities and record reductions in carrying values when necessary. The fair value of privately-held investments is estimated using the best available information as of the valuation date, including current earnings trends, discounted projected future cash flows, and other company specific information, including recent financing rounds (see Note 6. Balance Sheet Components and Note 7. Fair Value Measurements).
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
Noncontrolling Interests
Noncontrolling interests represents the portion of net assets in consolidated subsidiaries that are not attributable, directly or indirectly, to us and are presented as a separate component within Equity in the Consolidated Balance Sheets. Net losses (income) attributable to the non-controlling interests are recorded within “Net losses (income) attributable to noncontrolling interests” in the Consolidated and Combined Statements of Operations.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current period's presentation. These reclassifications occurred within the accrued liabilities portion of “Note 6. Balance Sheet Components” of the “Notes to Consolidated and Combined Financial Statements”. The reclassifications are immaterial and arose due to reclassification of general ledger accounts. The total balance for accrued liabilities remains unchanged. In addition, deferred tax assets have been reclassified from “Other Long-term Assets” to the face of the Consolidated Balance Sheets.
Recently Adopted Accounting Pronouncements
In December 2019, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. Most amendments within the standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. We adopted the ASU during the first quarter of fiscal year 2021. The adoption did not have a material impact on our consolidated financial statements.
In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323 and Topic 815. The amendment clarifies accounting for equity investments and non-derivative forward contracts or purchased call options under ASC 321. We adopted the ASU during the first quarter of fiscal year 2021. The adoption did not have a material impact on our consolidated financial statements.
Recent Accounting Pronouncements Not Yet Adopted
In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) - Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The amendment reduces the number of accounting models used for convertible debt instruments and convertible preferred stock, which results in fewer embedded conversion features separately recognized from the host contracts. ASU 2020-06 is effective no later than the first quarter of fiscal year 2022. The ASU can be applied on either a full retrospective or modified retrospective basis. The adoption of ASU 2020-06 in fiscal year 2022 is expected to impact the Green Convertible Notes (see Note 11. Debt and Credit Sources) which will no longer be separated between liability and equity components. This is expected to result in an increase to the carrying value of its convertible debt by $42.1 million with an offsetting reduction in equity.
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance which required disclosures about government assistance in the notes to the financial statements. ASU 2021-10 is effective no later than the first quarter of fiscal year 2022. Early adoption is permitted and the ASU can be applied prospectively or retrospectively. We are currently evaluating the impacts of the provisions of ASU 2021-10 on our financial statements and disclosure.
NOTE 3. NET PARENT INVESTMENT AND TRANSACTIONS WITH SUNPOWER AND TOTALENERGIES
SunPower is a majority-owned subsidiary of TotalEnergies Solar and TotalEnergies Gaz, each a subsidiary of TotalEnergies SE. Prior to the Spin-off, we were partially owned by TotalEnergies SE through its ownership of SunPower.
In connection with the Spin-off, following the TZS investment whereby TZS SG and an affiliate of TZS, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares. TZS Investment, TotalEnergies Solar INTL SAS (“TotalEnergies Solar”), TotalEnergies Gaz Electricité Holdings France SAS, (“TotalEnergies Gaz”, with TotalEnergies Solar, each an affiliate of TotalEnergies SE and collectively “TotalEnergies”),as holders of record of SunPower’s common stock, were issued Maxeon’s shares by way of pro rata distribution.
In April 2021, pursuant to a stock purchase agreement, dated April 13, 2021, with an affiliate of TZS, the Company sold to TZS 1,870,000 ordinary shares at a price of $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “TZS Private Placement”). As of

January 2, 2022, TotalEnergies’s and TZS SG’s ownership of the Maxeon shares was approximately 24.9% and 24.4%, respectively.
Transactions with SunPower
Sales to SunPower
During fiscal years 2021, 2020 and 2019, we had sales of $225.9 million, $231.2 million and $426.5 million to SunPower representing the sale of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing is based on the supply agreement with SunPower. Sales to SunPower were recognized in line with our revenue recognition policy for sales to third-party customers, as discussed in Note 2. Summary of Significant Accounting Policies. As of January 2, 2022 and January 3, 2021, accounts receivable due from SunPower related to these sales amounted to $4.0 million and $32.0 million, respectively.
Allocation of Corporate Expenses
As discussed in Note 2. Summary of Significant Accounting Policies, the Consolidated and Combined Statements of Operations and Comprehensive Loss include an allocation of general corporate expenses from SunPower for certain management and support functions, prior to the Spin-off. These allocations amounted to $9.2 million and $26.1 million fiscal years 2020 and 2019, respectively, and were reflected in sales, general, and administrative expenses. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the period presented. Allocated costs may differ from actual costs which would have been incurred if we had operated independently during the periods presented.
In December 2015, SunPower issued 4.00% debentures due 2023, the proceeds of which were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, $11.3 million and $17.0 million of interest expense associated with the 4.00% debentures due 2023 is reflected in the Consolidated and Combined Statements of Operations for each of the fiscal years 2020 and 2019. Since the 4.00% debentures due 2023 represent legal obligations of SunPower which were not transferred to us, they are not reflected in our Consolidated Balance Sheets in the years presented. However, the associated interest expense and the debt issuance cost amortization are reflected in our Consolidated and Combined Statements of Operations prior to the Spin-off to reflect our historical cost of doing business. This cost may not be indicative of the actual expense that would have been incurred had we operated as an independent, public company for the period presented nor future periods.
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
In addition, under the Separation and Distribution Agreement with SunPower, SunPower has agreed to indemnify us for certain litigation and claims to which we are a party. The liabilities related to these claims and an offsetting receivable from SunPower are reflected on our Consolidated Balance Sheets. See Note 6. Balance Sheet Components and Note 9. Commitments and Contingencies - Indemnifications.
In February 2021, we entered into an amendment to the SunPower Supply Agreement (the “Amendment to the
SunPower Supply Agreement”) that updated and amended 2021 volumes and pricing. The Amendment to the
SunPower Supply Agreement also brought forward the exclusivity term for the Direct Market Segment (as defined in the SunPower Supply Agreement) from August 26, 2021 to June 30, 2021 and provided for optional sales by
Maxeon and purchases by SunPower of additional product types, including Performance line panels. The purchase price for each product, subject to certain adjustments, have been fixed for 2020 and 2021 based on the power output

(in watts) of the relevant product. For subsequent periods, the purchase price will be set based on a formula and fixed for the covered period, subject to the same adjustments.
The below table summarizes our transactions with SunPower subsequent to the Spin-off, in relation to these agreements:

	Fiscal Year Ended
(In thousands)	January 2, 2022	January 3, 2021
Charges from product collaboration agreement	$32,887	$10,846
Net charges from transition services agreement	5,217	6,229

We had the following balances related to transactions with SunPower as of January 2, 2022 and January 3, 2021:

	As of
(In thousands)	January 2, 2022	January 3, 2021
Accounts receivable	$3,959	$31,967
Prepaid expenses and other current assets	13,979	9,665
Other receivables, non-current	1,458	1,458
Accounts payable	2,315	901
Accrued liabilities (Note 6)	8,361	7,942

Net Parent Investment
Net parent investment on the Consolidated Balance Sheets and the Consolidated and Combined Statements of Equity represents SunPower’s historical investment in the Company, the net effect of transactions with and allocations from SunPower and the Company’s accumulated earnings. Prior to the Spin-off, the Company was dependent on SunPower for its working capital and financing requirements as SunPower used a centralized approach for cash management and financing of its operations. SunPower provided funding for our operating and investing activities including pooled cash managed by SunPower treasury to fund operating expenses and capital expenditures. SunPower also directly collected our receivables. These activities were reflected as a component of net parent investment, and this arrangement is not reflective of the manner in which we would operate on a stand-alone business separate from SunPower during the period presented. Accordingly, none of SunPower’s cash, cash equivalents or debt at the corporate level have been assigned to the Company in the consolidated and combined financial statements. Net parent investment represents SunPower’s interest in the recorded net assets of the Company and the net parent (distribution) contribution represents the settlement as part of the Spin-off exercise. All significant transactions between the Company and SunPower have been included in the accompanying consolidated and combined financial statements. Transactions with SunPower are reflected in the accompanying Consolidated and Combined Statements of Equity as “Net parent (distribution) contribution”.

Net Parent (Distribution) Contribution
The components of Net parent (distribution) contribution represented the distribution/contribution by SunPower prior to the Spin-off and it comprised of the following on the Consolidated and Combined Statements of Equity for fiscal years 2020 and 2019 were as follows:

	Fiscal Year Ended
(In thousands)	January 3, 2021	December 29, 2019
General financing activities	$(22,163)	$61,971
Acquisition of intellectual property	(100,000)	—
Separation cost	(25,000)	—
Excess cash	(8,996)	—
Corporate allocations	9,238	26,096
Interest expense financed and paid by SunPower	12,167	19,485
Stock-based compensation expense	5,168	7,135
Total Net parent (distribution) contribution per Consolidated and Combined Statements of Equity	$(129,586)	$114,687
A reconciliation of Net parent (distribution) contribution in the Consolidated and Combined Statements of Equity to the corresponding amount presented on the Consolidated and Combined Statements of Cash Flows for the periods presented was as follows:

	Fiscal Year Ended
(In thousands)	January 3, 2021	December 29, 2019
Total Net parent (distribution) contribution per Consolidated and Combined Statements of Equity	$(129,586)	$114,687
Interest expense financed and paid by SunPower	(12,167)	(19,485)
Stock-based compensation expense	(5,168)	(7,135)
Other	12,925	4,342
Total Net parent (distribution) contribution per Consolidated and Combined Statements of Cash Flows	$(133,996)	$92,409
Transactions with TotalEnergies
The following related party balances and amounts are associated with transactions entered into with TotalEnergies and its affiliates:

	As of
(In thousands)	January 2, 2022	January 3, 2021
Accounts receivable	$821	$1,273
Accounts payable(1)	—	3,100
Contract liabilities, current portion(2)	31,069	9,405
Contract liabilities, net of current portion(2)	23,840	33,066
Refund liabilities (Note 6)	22,566	—
(1)In connection with obtaining solar module supplies related to one solar project, we incurred charges of $3.1 million, that was paid directly to TotalEnergies in fiscal year 2021.
(2)Refer to Note 9. Commitments and Contingencies—Advances from Customers.

	Fiscal Year Ended
(In thousands)	January 2, 2022	January 3, 2021	December 29, 2019
Revenue	$14,733	$73,599	$33,371
Interest expense incurred on the 4.00% debentures acquired by Total(1)	—	2,667	4,000
(1)Represents TotalEnergies share of the 4.00% debentures issued by SunPower in December 2015. The proceeds were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, the related interest expense was reflected in the Consolidated and Combined Statements of Operations prior to Spin-off. The related obligation on the 4.00% debentures were not transferred to us as part of the Spin-off.
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
We recognize revenue for the solar panels supplied under this arrangement consistent with our revenue recognition policy for solar power components at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts. In the second quarter of fiscal year 2017, we started to supply Total with solar panels under the supply agreement.
In August 2020, SunPower, Total and Maxeon signed an assignment and assumption agreement, consent and release whereby SunPower assigned its rights and obligations under the original agreements to us as part of the Spin-off and we agreed with Total and SunPower to make certain commercial amendments to the original agreements. On February 22, 2021, Total, Maxeon and its affiliate SunPower System Sarl entered into a Second Amended and Restated Initial Implementing Agreement (the “Amendment to the Solarization Agreement”) replacing the existing agreement, for the supply to Total, until December 31, 2025, of approximately 70 MW of PV modules (out of the 150 MW volume committed by Total in the Total Supply Agreement). The Amendment to the Solarization Agreement also (i) updates the list of PV modules available for ordering by Total, (ii) amends the pricing conditions (including the price adjustment mechanism of the existing agreement) of certain of those PV modules to reflect PV market-based pricing, (iii) provides the terms for the repayment in 12 installments by Maxeon, between the first quarter of 2023 and the fourth quarter of 2025, of the difference between the prepayment and the actual price of the 150 MW initial volume as at December 31, 2025 once the remaining 70 MW of PV modules will have been fully ordered by Total; and (iv) provides for the release of SunPower System Sarl from the Mexican pledge of its assets upon full repayment of that difference.
As a result of the Amendment to the Solarization Agreement, $22.6 million which is expected to be repaid to Total is reclassified from “Contract liabilities, net of current portion” to “Other long-term liabilities” on our Consolidated Balance Sheets. As of January 2, 2022 and January 3, 2021, we had $8.1 million and $9.3 million, respectively, of “Contract liabilities, current portion”, and $3.5 million and $33.1 million, respectively, of “Contract liabilities, net of current portion” on our Consolidated Balance Sheets related to the aforementioned supply agreement (see Note 9. Commitments and Contingencies).
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
In November 2021, the Company executed an order request from Danish Fields Solar LLC, a wholly-owned subsidiary of TotalEnergies SE, for the sale of Performance line modules that is governed by a framework agreement entered into between the Company and TotalEnergies Global Procurement on October 27, 2021. Subject to granting security interests in certain assets located in Mexico, the Company is expecting to receive in excess of $50.0 million as prepayment related to the order request by 2022. The delivery of the modules is expected to be completed by the third quarter of fiscal year 2023. As of January 2, 2022, the Company has received $42.6 million of prepayment. The Company has assessed that the contract includes a significant financing component. Accordingly, the carrying amount for such prepayment is adjusted for the discount rate at the contract inception. As of January 2, 2022, we have $22.2 million and $20.4 million of such prepayment in “Contract liabilities, current portion” and “Contract liabilities, net of current portion” on our Consolidated Balance Sheets. The interest expense on significant financing component of $0.03 million for fiscal year 2021 has been recognized in “Interest expense, net” in the Consolidated and Combined Statements of Operation. In March 2022, the order request was amended to change the timing of the utilization of the prepayment.
4.00% Debentures Due 2023
In December 2015, SunPower issued the 4.00% debentures due 2023. An aggregate principal amount of $100.0 million of the 4.00% debentures due 2023 were acquired by Total. The Consolidated and Combined Statements of Operations includes $2.7 million in interest expense related to interest charges incurred on the 4.00% debentures due 2023 for fiscal year 2020. See Note 1. Background and Basis of Presentation for additional details related to the 4.00% debentures due 2023.
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
In March 2016, we entered into an agreement with Dongfang Electric Corporation and TZS. to form Huansheng Photovoltaic (Jiangsu) Co., Ltd., a jointly owned solar cell manufacturing facility to manufacture our Performance line modules in China. In September 2021, TZS made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV to facilitate the capacity expansion of Huansheng JV. The Company did not make a proportionate injection based on its equity interest in Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%. Consequently, we recorded a gain of $3.0 million related to the deemed disposal of the equity ownership, including $0.03 million relating to the recycling of other comprehensive income to profit or loss. The gain is presented within “Other, net” in our Consolidated and Combined Statements of Operations. As at January 2, 2022, we had an equity ownership of 16.3% in the joint venture and account for the joint venture as an equity method investment. Please refer to Note 10 Equity Investments for transactions with the joint venture.
On November 16, 2021, we entered into a silicon wafer master supply agreement with Zhonghuan Hong Kong Ltd (“TZS HK”), a subsidiary of TZS for the purchase of P-Type G12 wafers which are intended to be incorporated into the Company’s Performance line modules planned for manufacture in Malaysia and Mexico and sale into the United States. The Company expects TZS HK to be its primary wafer supplier for Performance line modules and deliveries to commence in 2022. Deposit arrangements, payment terms and pricing mechanisms will be agreed to with TZS HK for the Company to reserve specified volumes in advance. The master supply agreement also sets out a general framework and customary operational and legal terms which govern the purchases of silicon wafer from TZS by the Company and its subsidiaries, including engineering changes, supply chain management, inspection, representations and warranties and legal compliance.
In connection with the supply agreement, we made a deposit of $2.5 million as of January 2, 2022 to reserve specified volumes in advance for delivery up to fiscal year 2023. Prepayment of $1.8 million and $0.7 million is recorded in “Advances to suppliers, current portion” and “Advances to suppliers, non-current portion”, respectively, on the Consolidated Balance Sheets.
NOTE 5. REVENUE FROM CONTRACTS WITH CUSTOMERS
During fiscal years 2021, 2020 and 2019, we recognized revenue for sales of modules and components from contracts with customers of $783.3 million, $844.8 million and $1.2 billion, respectively. We recognize revenue for sales of modules and components at the point that control transfers to the customer, which typically occurs upon shipment or delivery to the customer, depending on the terms of the contract. Payment terms are typically between 30 and 45 days.
Contract Assets and Liabilities
Contract assets consist of unbilled receivables which represent revenue that has been recognized in advance of billing the customer and has been presented within “Prepaid expenses and other current assets” and “Other long-term assets”. During fiscal year 2021, the decrease in contract assets of $0.2 million was primarily due to billings of previously unbilled receivables. During fiscal year 2020, the increase in contract assets of $1.8 million was primarily due to projects revenue adjustments and shipments of products and services in advance of billings. Contract liabilities consist of deferred revenue and customer advances, which represent consideration received from a customer prior to transferring control of goods or services to the customer under the terms of a sales contract. During fiscal years 2021, the increase in contract liabilities of $49.2 million was primarily due to additional customer advances, partially offset by $22.6 million expected to be repaid to Total that was reclassified from “Contract liabilities, net of current portion” to “Other long-term liabilities” in our Consolidated Balance Sheets and utilization of contract liabilities previously recorded due to the completion of performance obligations. During fiscal year 2020, decrease in contract liabilities of $60.7 million was primarily due to completion of performance obligations. During fiscal years 2021 and 2020, we recognized revenue of $15.2 million and $56.6 million that was included in contract liabilities as of January 3, 2021 and December 29, 2019, respectively. Except for a contract with Total (refer to Note 3. Net Parent Investment and Transactions with Sunpower and TotalEnergies), there is no significant financing component for the contract assets and contract liabilities.
NOTE 6. BALANCE SHEET COMPONENTS
Accounts Receivable, Net

	As of
(In thousands)	January 2, 2022	January 3, 2021
Accounts receivable, gross(1)	$40,895	$80,829
Less: allowance for credit losses	(940)	(3,768)
Less: allowance for sales returns	(225)	(359)
Accounts receivable, net	$39,730	$76,702
(1)In December 2018, May 2019 and March 2021, certain subsidiaries entered into factoring arrangements with two separate third-party factor agencies related to our accounts receivable from customers in Europe and the United States. As a result of these factoring arrangements, title of certain accounts receivable balances was transferred to third-party vendors, and both arrangements were accounted for as a sale of financial assets given effective control over these financial assets has been surrendered. As a result, these financial assets have been excluded from our Consolidated Balance Sheets. In connection with the factoring arrangements, we sold accounts receivable invoices amounting to $336.7 million and $249.0 million in fiscal years 2021 and 2020, respectively. As of January 2, 2022 and January 3, 2021, total uncollected accounts receivable from end customers under both arrangements were $36.7 million and $34.1 million, respectively.

(In thousands)	Balance at Beginning of Period	Charges (Releases) to Expense	Deductions	Balance at End of Period
Allowance for credit losses
Year ended January 2, 2022	$3,768	$(1,973)	$(855)	$940
Year ended January 3, 2021	2,767	2,548	(1,547)	3,768

Allowance for sales returns
Year ended January 2, 2022	$359	$(134)	$—	$225
Year ended January 3, 2021	501	(142)	—	359
Inventories

	As of
(In thousands)	January 2, 2022	January 3, 2021
Raw materials	$47,894	$25,100
Work-in-process	47,953	61,059
Finished goods	116,973	83,081
Inventories	$212,820	$169,240
As of January 2, 2022 and January 3, 2021, the Company had reserves for excess or obsolete inventories of $4.9 million and $5.3 million respectively.

Prepaid Expenses and Other Current Assets

	As of
(In thousands)	January 2, 2022	January 3, 2021
VAT receivables, current portion	$9,063	$2,971
Derivative financial instruments (Note 12)	3,526	1,997
Tax receivables	6,843	5,025
Other receivables	24,637	17,422
Deferred issuance cost (Note 11)	—	9,228
Restricted cash	1,661	2,483
Other prepaid expenses and other current assets	16,174	10,344
Prepaid expenses and other current assets	$61,904	$49,470

Intangible Assets, Net

(In thousands)	Gross	Accumulated Amortization	Net
As of January 2, 2022
Trademarks and purchased technology	$2,162	$(1,742)	$420

As of January 3, 2021
Trademarks and purchased technology	$1,815	$(1,359)	$456
Aggregate amortization expense for intangible assets totaled $0.4 million and $5.0 million and $7.3 million for fiscal years 2021, 2020, and 2019 respectively.
As of January 2, 2022, the estimated future amortization expense related to definite-lived intangible assets is as follows:

(In thousands)
Fiscal Year
2022	$254
2023	89
2024	43
2025	20
2026	11
Thereafter	3
Total future amortization expense	$420
Property, Plant and Equipment, Net

	As of
(In thousands)	January 2, 2022	January 3, 2021
Manufacturing equipment	$171,217	$123,453
Land and buildings	145,134	137,975
Leasehold improvements	83,293	82,091
Solar power systems	1,337	1,382
Computer equipment	39,815	34,811
Furniture and fixtures	1,360	1,303
Construction-in-process	124,494	24,626
Property, plant and equipment, gross	566,650	405,641
Less: accumulated depreciation	(180,020)	(158,733)
Property, plant and equipment, net	$386,630	$246,908

Aggregate depreciation expense for property, plant and equipment totaled $41.8 million and $42.3 million and $46.0 million for fiscal years 2021, 2020, and 2019 respectively.
Other Long-term Assets

	As of
(In thousands)	January 2, 2022	January 3, 2021
Equity investments without readily determinable fair value (Note 10)	$4,000	$4,000
Equity method investments (Note 10)	11,230	25,707
Prepaid Forward (Note 11)	32,250	66,718
Prepayment for capital expenditure	34,631	7,271
Restricted cash	24,029	345
Other	8,937	9,413
Other long-term assets	$115,077	$113,454
Accrued Liabilities

	As of
(In thousands)	January 2, 2022	January 3, 2021
Employee compensation and employee benefits	$18,769	$16,914
Short-term warranty reserves(1)	11,457	9,548
Restructuring reserve (Note 8)	1,177	—
Accrued interest payable	6,056	6,185
Other payables to SunPower (Note 3)	8,361	7,942
VAT payables	6,687	9,270
Derivative financial instruments (Note 12)	536	2,971
Legal accruals	7,177	3,450
Taxes payable	2,296	13,447
Unrecognized tax benefits	3,731	—
Payable to factor agencies	1,073	795
Other	11,360	6,785
Accrued liabilities	$78,680	$77,307
(1)Included in the warranty reserve is the short-term system warranty reserve of $0.03 million and $3.3 million as of January 2, 2022 and January 3, 2021, respectively, relating to SunPower’s business which is indemnified by SunPower under the Separation and Distribution Agreement and accordingly, the Company has recorded the corresponding receivables under “Prepaid expense and other current assets” on the Consolidated Balance Sheets.

Other Long-term Liabilities

	As of
(In thousands)	January 2, 2022	January 3, 2021
Long-term warranty reserves	$23,762	$26,955
Unrecognized tax benefits	9,834	18,063
Long-term security deposit payable	1,990	2,148
Long-term pension liability	2,341	2,992
Refund liabilities to Total	22,566	—
Other	546	1,594
Other long-term liabilities	$61,039	$51,752
(1)Included in the warranty reserve is the long-term system warranty reserve of $3.8 million and $2.0 million as of January 2, 2022 and January 3, 2021, respectively, relating to SunPower’s business which is indemnified by SunPower under the Separation and Distribution Agreement and accordingly, the Company has recorded the corresponding receivables under “Prepaid expense and other current assets” on the Consolidated Balance Sheets.
Accumulated Other Comprehensive Loss

	As of
(In thousands)	January 2, 2022	January 3, 2021
Cumulative translation adjustment	$(18,741)	$(13,280)
Unrecognized gain on long-term pension liability adjustment	4,208	3,365
Net unrealized gain (loss) on derivative instruments	2,689	(476)
Accumulated other comprehensive loss	$(11,844)	$(10,391)
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
Assets and Liabilities Measured at Fair Value on a Recurring Basis
We measure certain assets and liabilities at fair value on a recurring basis. There were no transfers between fair value measurement levels during the presented periods. We did not have any assets or liabilities measured at fair value on a recurring basis requiring Level 3 inputs as of January 2, 2022 or January 3, 2021.

The following table summarizes our assets and liabilities measured and recorded at fair value on a recurring basis as of January 2, 2022 and January 3, 2021:

	January 2, 2022		January 3, 2021
(In thousands)	Total Fair Value	Level 2	Total Fair Value	Level 2
Assets
Prepaid expenses and other current assets
Derivative financial instruments (Note 12)	$3,526	$3,526	$1,997	$1,997

Other long-term assets
Prepaid Forward	32,250	32,250	$66,718	$66,718
Total assets	$35,776	$35,776	$68,715	$68,715

Liabilities
Accrued liabilities
Derivative financial instruments (Note 12)	536	536	2,971	2,971
Total liabilities	$536	$536	$2,971	$2,971
Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis
We measure certain investments and non-financial assets (including property, plant and equipment) at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such asset is impaired below its recorded cost. As of January 2, 2022 and January 3, 2021, there were no material items recorded at fair value on a non-recurring basis.
Held-to-Maturity Debt Securities
Our debt securities, classified as held-to-maturity, are Philippine government bonds that we maintain as collateral for business transactions within the Philippines. These bonds have various maturity dates and are classified as “Restricted short-term marketable securities” on our Consolidated Balance Sheets. As of January 2, 2022 and January 3, 2021, these bonds had a carrying value of $1.1 million and $1.4 million, respectively. We record such held-to-maturity investments at amortized cost based on our ability and intent to hold the securities until maturity. We monitor for changes in circumstances and events that would affect our ability and intent to hold such securities until the recorded amortized costs are recovered. No other-than-temporary impairment loss was incurred during the periods presented.
Non-Marketable Equity Investments
Our non-marketable equity investments are securities in privately-held companies without readily determinable market values. On January 1, 2018, we adopted ASU 2016-01 and elected to adjust the carrying value of our non-marketable equity securities to cost less impairment, adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. As of January 2, 2022 and January 3, 2021, we had $4.0 million in investments accounted for under the measurement alternative method.
Equity Method Investments
Our investments accounted for under the equity method are described in Note 10. Equity Investments. We monitor these investments, which are included within “Other long-term assets” in our Consolidated Balance Sheets, for impairment and record reductions in the carrying values when necessary. Circumstances that indicate an other-than-temporary decline include Level 3 measurements such as the valuation ascribed to the issuing company in subsequent financing rounds, decreases in quoted market prices, and declines in the results of operations of the issuer.
NOTE 8. RESTRUCTURING
SunPower’s Restructuring Plans
In connection with the Spin-off, the restructuring expenses for several restructuring plans that were initiated when we were part of SunPower were accounted for by SunPower. Accordingly, there were no related restructuring expenses incurred in the books of Maxeon for fiscal year 2020 thereon.
Maxeon’s Restructuring Plans
May 2021 Restructuring Plan
During the second quarter of fiscal year 2021, the Company adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of a France-based manufacturing facility. The Company expects less than 40 employees to be affected in connection with this restructuring plan. This represents a mixture of manufacturing and non-manufacturing employees. There was a charge of $4.6 million related to this plan during fiscal year 2021. The restructuring activities is expected to be completed by first quarter of fiscal year 2022 and remaining costs to be incurred amounts to $0.8 million.
The following table summarizes the period-to-date restructuring charges by plan recognized in our Consolidated and Combined Statements of Operations:

	Fiscal Year Ended
(In thousands)	January 2, 2022	January 3, 2021	December 29, 2019
SunPower Restructuring Plans:
Severance and benefits	$—	$—	$(234)
Other costs(1)	—	—	(283)
Total SunPower Restructuring Plans	—	—	(517)
May 2021 Restructuring Plan:
Severance and benefits	4,313	—	—
Impairment of assets	252	—	—
Total May 2021 Restructuring Plan	4,565	—	—
Other Restructuring:
Severance and benefits	1,077	—	—
Impairment and accelerated depreciation of assets	2,440	—	—
Other costs(1)	2	—	—
Total Other Restructurings	3,519	—	—
Total restructuring charges (credits)	$8,084	$—	$(517)
(1)Other costs primarily represent associated legal and advisory services, and costs of relocating employees.

The following table summarizes the restructuring reserve movements during fiscal year 2021:

(In thousands)	January 3, 2021	Charges (Credits)	Recovery (Payments)	January 2, 2022
May 2021 Restructuring Plan:
Severance and benefits	$—	$4,313	$(3,136)	$1,177
Impairment and accelerated depreciation of assets	—	252	(252)	—
Total May 2021 Restructuring Plan	—	4,565	(3,388)	1,177
Other Restructuring:
Severance and benefits	—	1,077	(1,077)	—
Impairment and accelerated depreciation of assets	—	2,440	(2,440)	—
Other costs(1)	—	2	(2)	—
Total Other Restructurings	—	3,519	(3,519)	—
Total restructuring charges	$—	$8,084	$(6,907)	$1,177
(1)Other costs primarily represent associated legal and advisory services, and costs of relocating employees.
NOTE 9. COMMITMENTS AND CONTINGENCIES
Maxeon as a lessee
We lease certain facilities under non-cancellable operating leases from third parties. As of January 2, 2022 and January 3, 2021, future minimum lease payments for facilities under operating leases were $19.2 million and $18.6 million, respectively, to be paid over the remaining contractual terms of up to 5.6 years. The Company has the option to extend certain leases for up to 10 years. These options are included in the lease term when it is reasonably certain that the option will be exercised.
We also lease certain buildings, machinery and equipment under non-cancellable finance leases. As of January 2, 2022 and January 3, 2021, future minimum lease payments for assets under finance leases were $0.9 million and $1.6 million, to be paid over the remaining contractual terms of up to 1.3 years and 2.4 years, respectively. Of the $0.9 million, $0.7 million is included in “Short-term debt” and $0.2 million is included in “Long-term debt” on the Consolidated Balance Sheets as of January 2, 2022.
We have disclosed quantitative information related to the lease contracts we have entered into as a lessee by aggregating the information based on the nature of the asset such that assets with similar characteristics and lease terms are shown within one single financial statement line item.
The table below presents the summarized quantitative information with regard to lease contracts we have entered into:

	Fiscal Year Ended
(In thousands)	January 2, 2022	January 3, 2021
Operating lease expense	$2,875	$4,016
Cash paid for amounts included in the measurement of lease liabilities
Cash paid for operating leases	3,088	3,556
Right-of-use assets obtained in exchange for lease obligations	5,029	4,791
Weighted-average remaining lease term (in years) – operating leases	5.6	6.2
Weighted-average discount rate – operating leases	7.1%	8.7%

The following table presents our minimum future rental payments on leases placed in service as of January 2, 2022:

(In thousands)	Operating Leases	Finance Lease
2022	$3,427	$688
2023	3,442	197
2024	3,529	10
2025	3,194	—
2026	3,258	—
Thereafter	2,324	—
Total lease payments	19,174	895
Less: imputed interest	(3,243)	(4)
Total	$15,931	$891
Maxeon as a lessor
We lease certain facilities under operating leases to third parties, an affiliate of SunPower and affiliates of Total. Some of these leases include an option to extend the lease either at the option of the lessees or upon mutual written agreement of both parties.
The following table presents our minimum future rental receivables on the operating leases as of January 2, 2022:

		Payments Due by Fiscal Year
(In thousands)	Total	2022	2023	2024	2025	2026	Thereafter
Minimum future rental receivable	$6,200	$2,220	$1,990	$1,990	$—	$—	$—
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
We also have agreements with several suppliers, including one of our non-consolidated investees, for the procurement of polysilicon, ingots, and wafers, as well as certain module-level power electronics and related equipment. The agreements specify future quantities and pricing of products to be supplied by two vendors for periods of up to 2 years and provide for certain consequences, such as forfeiture of advanced deposits and liquidated damages relating to previous purchases, in the event that we terminate the arrangements or fail to satisfy our obligations under the agreements.
Future purchase obligations under non-cancellable purchase orders and long-term supply and service agreements as of January 2, 2022 are as follows:

(In thousands)	Fiscal Year 2022	Fiscal Year 2023	Fiscal Year 2024	Total(1)
Future purchase obligations	$326,767	$22,472	$710	$349,949

(1)Total future purchase obligations comprised of $105.2 million related to non-cancellable purchase orders and $244.7 million related to long-term supply and service agreements.
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
Advances to Suppliers
As noted above, we have entered into agreements with various vendors, and such agreements with one of our vendors are structured as “take or pay” contracts, that specify future quantities and pricing of products to be supplied. Certain agreements also provide for penalties or forfeiture of advanced deposits in the event we terminate the arrangements. Under certain agreements, we were required to make prepayments to the vendors over the terms of the arrangements. As of January 2, 2022 and January 3, 2021, advances to suppliers totaled $51.8 million and $92.9 million, respectively, of which $51.0 million and $43.7 million are classified as “Advances to suppliers, current portion” in our Consolidated Balance Sheets. Two suppliers accounted for 100% of total advances to suppliers as of January 2, 2022 and one supplier accounted for 100% of total advances to suppliers as of January 3, 2021.
Advances from Customers
The estimated utilization of advances from customers included within “Contract liabilities, current portion” and “Contract liabilities, net of current portion” on our Consolidated Balance Sheets as of January 2, 2022 is as follows:

(In thousands)	Fiscal Year 2022	Fiscal Year 2023	Fiscal Year 2024	Fiscal Year 2025	Thereafter	Total(1)
Estimated utilization of advances from customers	$41,751	$60,856	$—	$—	$—	$102,607
(1) We have entered into other agreements with customers who have made advance payments for solar power products and systems. These advances will be applied as shipments of product occur. In November 2016, SunPower and Total entered into a four-year, up to 200 MW supply agreement to support the solarization of Total facilities (see Note . Net Parent Investment and Transactions with Sunpower and TotalEnergies); in March 2017, we received a prepayment totaling $88.5 million. In February 2020, we entered into an amendment agreement with TotalEnergies to extend the term of the contract to December 2025. In February 2021, an amendment was made to the Solarization Agreement. Consequently $22.6 million which is expected to be repaid to TotalEnergies is reclassified from “Contract liabilities, net of current portion” to “Other long-term liabilities” on our Consolidated Balance Sheets. As of January 2, 2022 and January 3, 2021, the advance payment from TotalEnergies was $11.6 million and $42.4 million, respectively, of which $8.1 million and $9.3 million were classified as short-term in our Consolidated Balance Sheets, based on projected shipment dates.
As of January 2, 2022, the Company has pledged $35.2 million equipment assets to serve as collateral for the advances from customers.
Product Warranties
The following table summarizes the product warranty activities for fiscal years 2021 and 2020:

	Fiscal Year
(In thousands)	2021	2020
Balance at the beginning of the period	$31,129	$37,065
Accruals for warranties issued during the period	3,216	5,418
Settlements and adjustments during the period	(3,729)	(11,354)
Balance at the end of the period	$30,616	$31,129
Liabilities Associated with Uncertain Tax Positions
Total liabilities associated with uncertain tax positions were $13.5 million and $18.1 million as of January 2, 2022 and January 3, 2021, respectively. Out of these balance, $9.8 million and $18.1 million are included within “Other long-term liabilities” in our Consolidated Balance Sheets as of January 2, 2022 and January 3, 2021, respectively as they are not expected to be paid within the next 12 months. Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement, if any, would be made for our liabilities associated with uncertain tax positions in Other long-term liabilities.
Defined Benefit Pension Plans
Prior to the Spin-off, SunPower maintained defined benefit pension plans for certain of our employees and they continue to be part of these pension plans after the Spin-off and the maintenance of such defined benefit pension plans has been transferred to the Company. Benefits under these plans are generally based on an employee’s years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances. The funded status of the pension plans, which represents the difference between the benefit obligation and fair value of plan assets, is calculated on a plan-by-plan basis. We have elected to measure plan assets and benefit obligation using the month-end that is closest to our fiscal year-end. The benefit obligation and related funded status are determined using assumptions as of the end of each fiscal year. We recognize the overfunded or underfunded status of our pension plans as an asset or liability on our Consolidated Balance Sheets. As of January 2, 2022 and January 3, 2021, the underfunded status of our pension plans presented within “Other long-term liabilities” on our Consolidated Balance Sheets was $2.3 million and $3.0 million, respectively. The impact of transition assets and obligations and actuarial gains and losses are recorded within “Accumulated other comprehensive loss” and are generally amortized as a component of net periodic cost over the average remaining service period of participating employees. We recorded a gain of $0.8 million for fiscal year 2021, a gain of $0.3 million for fiscal year 2020 and a loss of $1.9 million for fiscal year 2019 related to our benefit plans.
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
Similarly, the Company enters into contractual arrangements under which SunPower or other third parties agrees to indemnify the Company for certain litigation and claims to which we are a party. As the exposure related to these claims are directly attributable to the Company’s historical operations, the Company has recognized a receivable from SunPower in the amount of $4.3 million as of January 2, 2022, consistent with the Company’s recognition and measurement principles and assumptions. The receivable balances are recorded in “Prepaid expenses and other current assets” in the Consolidated Balance Sheets.
Legal Matters
We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations. In addition, under the Separation and Distribution Agreement entered into with SunPower in connection with the Spin-off, SunPower indemnifies us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims and an offsetting receivable from SunPower are reflected on our Consolidated Balance Sheets as of January 2, 2022 and January 3, 2021. Please refer to Note 3. Net Parent Investment and Transactions with Sunpower and TotalEnergies.
Subsequent to the year ended January 2, 2022, the Company has received a legal claim from a supplier. The Company has made a provision for the estimated amount of exposure in relation to this claim in “Accrued liabilities” on the Consolidated Balance Sheets as of January 2, 2022. The Company is not able to estimate the possible cost or liabilities in excess of the accrual.
Letters of Credit and Bank Guarantees
The Company provides standby letters of credit or other guarantee instruments to various parties as required for certain transactions initiated during the ordinary course of business, to guarantee the Company’s performance in accordance with contractual or legal obligations. As of January 2, 2022, the maximum potential payment obligation that the Company could be required to make under these guarantee agreements was $31.7 million. The contractual terms of the guarantees range from 10 months to 4 years. We have not recorded any liability in connection with these guarantee agreements beyond that required to appropriately account for the underlying transaction being guaranteed. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee agreements. Certain guarantee agreements are collateralized by restricted cash of $24.1 million which is included in “Prepaid expenses and other current assets” and “Other long-term assets” on the Consolidated Balance Sheets as of January 2, 2022.
NOTE 10. EQUITY INVESTMENTS
Our equity investments consist of equity method investments and equity investments without readily determinable fair value.

Equity Method Investments
Huansheng Photovoltaic (Jiangsu) Co., Ltd (“Huansheng”)
In March 2016, SunPower entered into an agreement with Dongfang Electric Corporation and TZS. to form Huansheng Photovoltaic (Jiangsu) Co., Ltd., a jointly owned solar cell manufacturing facility to manufacture our Performance line modules in China. The joint venture is based in Yixing City in Jiangsu Province, China. In March 2016, we made an initial $9.2 million investment for a 15% equity ownership interest in the joint venture, which was accounted for under the cost method. In February 2017, we invested an additional $9.0 million which included an investment of $7.7 million and reinvested dividends of $1.3 million, bringing our equity ownership to 20% of the joint venture. In February and April 2018, we invested an additional $6.3 million and $7.0 million (net of $0.7 million of dividends reinvested), respectively, maintaining our equity ownership at 20% of the joint venture. In September 2021, TZS made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV to facilitate the capacity expansion of Huansheng JV. The Company did not make a proportionate injection based on its equity interest in Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%. Consequently, we recorded a gain of $3.0 million related to the deemed disposal of the equity ownership, including $0.03 million relating to the recycling of other comprehensive income to profit or loss. The gain is presented within “Other, net” in our Consolidated and Combined Statements of Operations.
We have concluded that we are not the primary beneficiary of the joint venture because, although we are obligated to absorb losses and has the right to receive benefits, we alone do not have the power to direct the activities of the joint venture that most significantly impact its economic performance. We account for our investment in the joint venture using the equity method because we are able to exercise significant influence over the joint venture due to our board position. The Company is not contractually obligated to provide additional funding to the joint venture and therefore, the maximum exposure to loss is restricted to the carrying amount of the investment as disclosed on the Consolidated Balance Sheets.
For the fiscal years 2021 and 2020, the equity method investment held by the Company in Huansheng JV have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. The summarized financial information as of January 2, 2022 and January 3, 2021 and for the fiscal years ended 2021 and 2020 is as follows:

	As of
(In thousands)	January 2, 2022	January 3, 2021
Current assets	$581,048	$372,320
Non-current assets	524,831	300,205
Current liabilities	323,664	232,571
Non-current liabilities	321,557	126,648
Non-controlling interest	402,526	197,270

	Fiscal Year Ended
(In thousands)	2021	2020
Revenue	$1,018,731	$419,582
Gross profit	25,204	28,108
Loss from operations	(27,427)	(10,013)
Net loss	(126,338)	(13,386)
Net loss attributable to Huansheng JV	(95,939)	(14,599)
Related-party transactions with Huansheng JV are as follows:

	As of
(In thousands)	January 2, 2022	January 3, 2021
Accounts payable	$64,498	$40,420

	Fiscal Year Ended
(In thousands)	January 2, 2022	January 3, 2021
Payments made to investee for products/services	$140,610	$267,247
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
Equity Investments without Readily Determinable Fair Value
Deca Technologies, Inc.
In September 2010, SunPower entered into an agreement to purchase preferred shares of Deca Technologies, Inc., a subsidiary of Cypress Semiconductor, that commercializes a proprietary electronic system interconnect technology. The investment was intended to monetize our intellectual property and capabilities in an adjacent field and potential co-development opportunities in the future. Pursuant to the share purchase agreement, we are entitled to certain liquidation and conversion rights of holders of such preferred shares. Concurrent with the purchase agreement, we also entered into a lease and facility service agreement and license agreement. During fiscal year 2020, in connection with an equity transaction with a third-party investor, the Company agreed to give up the liquidation and conversion rights in exchange for two transactions which increased the equity ownership to 8%, together with a cash dividend of $2.5 million representing a return of capital. In addition, we recorded a gain of $1.3 million related to an increase in the fair value of our investment, based on observable market transactions with the third-party investor. The gain is presented within “Other, net” on our Consolidated and Combined Statements of Operations. As of January 2, 2022 and January 3, 2021, our total equity investment in Deca Technologies, Inc. was $4.0 million and $4.0 million, respectively.

Hohhot Huanju New Energy Development Co. Ltd. (“Hohhot”)
In November 2015, SunPower entered into an agreement with Zhonghuan Energy (Inner Mongolia) Co. Ltd and another investor to form Hohhot Huanju New Energy Development Co. Ltd, a jointly owned entity to develop, construct and operate a photovoltaic station up to 300 MW. Hohhot is based in Hohhot, Inner Mongolia. In December 2017, we made a $2.7 million equity investment in Hohhot, for a 4.6% equity ownership. During fiscal year 2020, we disposed the entire equity ownership in Hohhot to Zhonghuan Energy (Inner Mongolia) Co. Ltd at a consideration of RMB 21.9 million (equivalent to $3.2 million), determined based on valuation of Hohhot’s net assets and we recorded a gain of $0.5 million. This gain was presented within “Other, net” on our Consolidated and Combined Statements of Operations.

	As of
(In thousands)	January 2, 2022	January 3, 2021
Equity method investment	$11,230	$25,707
Equity investments without readily determinable fair value	4,000	4,000
Total equity investments	$15,230	$29,707
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
The aggregate carrying amounts of the total assets and total liabilities of SPML Land as of January 2, 2022 were $22.4 million and $7.7 million respectively and as of January 3, 2021 were $21.4 million and $9.9 million, respectively.
NOTE 11. DEBT AND CREDIT SOURCES
Convertible debt
On July 17, 2020, Maxeon issued $200.0 million aggregate principal amount of its 6.5% Green Convertible Senior Notes due 2025 (“Green Convertible Notes”), if not earlier repurchased or converted. The Green Convertible Notes are senior, unsecured obligations of Maxeon and will accrue regular interest at a rate of 6.5% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021. Upon satisfaction of the relevant conditions, the Green Convertible Notes will be convertible into Maxeon shares at an initial conversion price of $18.19 per share and an initial conversion rate of 54.9611 Maxeon shares for $1,000 principal amount of Green Convertible Notes. The conversion rate and conversion price will be subjected to adjustment in specified circumstances. We will settle conversions by paying or delivering, as applicable, cash, Maxeon shares or a combination of cash and Maxeon shares, at our election. The Green Convertible Notes will be also redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option at any time, and from time to time, on or after July 17, 2023 and on or before the 60th scheduled trading day immediately before the maturity date, but only if the last reported sale price per ordinary share of Maxeon exceeds 130% of the conversion price for a specified period of time. In addition, the Green Convertible Notes will be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the Indenture), noteholders may require Maxeon to repurchase their Green Convertible Notes for cash. The repurchase price will be equal to the principal amount of the Green Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date. The Green Convertible Notes is classified as a financial instrument that has both an equity and liability component. The liability component is recorded at fair value on initial recognition with the residual accounted for in equity. Subsequently, the liability portion is recorded at amortized cost.
As at January 2, 2022 and January 3, 2021, the net carrying amount of the liability component of the Green Convertible Notes was $145.8 million and $135.1 million respectively, recorded in “Convertible debt” on the Consolidated Balance Sheets. The carrying amount of the equity component of the Green Convertible Notes was $52.2 million, recorded in “Additional paid-in capital” on the Consolidated Balance Sheets. The fair value of the Green Convertible Notes was $218.5 million and $325.1 million respectively, determined using Level 2 inputs based on market prices as reported by an independent pricing source and the face value of the debt is $200.0 million. Included in the net carrying amount of the Green Convertible Notes as at January 2, 2022 and January 3, 2021 respectively, is the unamortized discount of $45.5 million and $53.8 million, to be amortized over a term of the note until 2025, based on an effective interest rate of 15.7% and the unamortized debt issuance cost of $8.7 million and $11.1 million. For fiscal year 2021 and 2020, the total interest expense arising from the convertible note that is recorded in the Consolidated and Combined Statements of Operation is $23.7 million and $10.4 million respectively.

As at January 2, 2022 , the if-converted value of the Green Convertible Notes is below the outstanding principal amount by $47.2 million while as at January 3, 2021 , the if-converted value exceeds the outstanding principal amount by $111.9 million.

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
The Company filed a registration statement on Form F-3 with the SEC on September 2, 2020. On September 9, 2020, Maxeon filed a final prospectus supplement related to the offering of up to $60.0 million of its ordinary shares in connection with the Physical Delivery Forward. Up to Note Valuation date on September 29, 2020, we issued and sold $58.5 million out of the approximately $60.0 million worth of shares in the Physical Delivery Forward, representing 3.8 million shares issued with the weighted average underwritten price of $15.40. During the Note Valuation Period, the Physical Delivery Forward was a liability classified financial instrument that is remeasured to fair value as it represents a net cash settled provision that is akin to an obligation to repurchase the Company's stock. At the end of the Note Valuation Period, the carrying amount of the Physical Delivery Forward was $64.1 million and a gain of $8.5 million was recorded in Other (expense) income, net in the Consolidated and Combined Statements of Operations. The fair value of the Physical Delivery Forward was affected by the Company’s share price and other factors impacting the valuation model. This was subsequently reclassified to equity after remeasurement, at the end of the Note Valuation Period, and thereafter will not be subsequently remeasured.

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
The Prepaid Forward is classified as an asset and remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings as the contract includes provisions that could require cash settlement. As of January 2, 2022 and January 3, 2021, the carrying amount of the Prepaid Forward is $32.3 million and $66.7 million respectively, and is recognized as “Other long-term assets” in the Consolidated Balance Sheets. The remeasurement to fair value for fiscal year 2021 and 2020 was a loss of $34.5 million and a gain of $29.7 million respectively, recorded as Other (expense) income, net in the Consolidated and Combined Statements of Operations. The fair value of the Prepaid Forward is affected by the Company’s share price and other factors impacting the valuation model.

Other Debt and Credit Sources
In June 2018, SunPower entered into a Revolving Credit agreement which entitles us to an uncommitted, on demand import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. As at January 2, 2022 and January 3, 2021, the outstanding amount and face value of this outstanding debt was $24.7 million and $47.7 million respectively. The total amount is recorded in “Short-term debt” on the Consolidated Balance Sheets and matures in fiscal year 2022 and 2021 respectively. During the fiscal years 2021 and 2020, the Company recorded interest expense of $0.5 million and $1.0 million, respectively, related to this debt, which is reported as interest expense on the Consolidated and Combined Statements of Operations.
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
The Singapore Working Capital Facility, which had interest at a rate of LIBOR plus 3.75% per annum, was available to be drawn through the date falling one month prior to the Termination Date. The Term Loans were available to be drawn by the relevant borrowers for a period of twelve months after the Spin-off and would have been repayable, in equal quarterly installments over the 18-month period preceding the applicable maturity date. The Term Loans which had interest at a rate of LIBOR plus 3.90% per annum was subjected to incremental adjustment as below, provided we meet all conditions stipulated for the Term loans of:
•0.5% per annum from July 14, 2020 to the date falling 90 days after fulfilling the initial conditions; and
•0.75% per annum thereafter.
As of January 3, 2021, the Company recorded the related debt issuance cost of $9.2 million, in “Prepaid expense and other current assets” on the Consolidated Balance Sheets and the Bank Facilities were undrawn. The availability period for the draw down of the Term Loans expired in August 2021 and the Company terminated the Singapore Working Capital Facility and Term Loans in September 2021 and November 2021 respectively, in each case without penalty and with payment of all outstanding fees. As of January 2, 2022, the global collateral package was in the process of being released, and as of the date of the consolidated financial statements, the lenders executed a deed of release for the global collateral package and the final release of the collateral is pending release by the local authorities.
In connection with the termination of the Bank Facilities, a loss on extinguishment of debt of $5.1 million was recognized in fiscal year 2021. The charge to earnings from the debt issuance cost was $2.6 million and $1.7 million for fiscal year 2021 and 2020 respectively, which is reported as “Interest expense” on the Consolidated and Combined Statements of Operations.

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS
The following tables present information about our hedge instruments measured at fair value on a recurring basis as of January 2, 2022 and January 3, 2021 all of which utilize Level 2 inputs under the fair value hierarchy:

(In thousands)	Balance Sheet Classification	January 2, 2022	January 3, 2021
Assets:
Derivatives designated as hedging instruments:
Foreign currency forward option contracts	Prepaid expenses and other current assets	$2,878	$328
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	$14	$—
		$2,892	$328

Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	$634	$1,669
		$3,526	$1,997

Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward option contracts	Accrued liabilities	536	2,814

Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Accrued liabilities	$—	$157
		$536	$2,971

	January 2, 2022
			Gross Amounts Not Offset in the Consolidated Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$3,526	$3,526	$3,526
Derivative liabilities	536	536	536

	January 3, 2021
			Gross Amounts Not Offset in the Combined Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$1,997	$1,997	$1,997
Derivative liabilities	2,971	2,971	2,971
We recorded a loss of $3.4 million, a gain of $3.0 million, and a loss of $1.7 million on these derivative instruments during fiscal year 2021, 2020 and 2019 respectively under “Other, net” in the Consolidated and Combined Statements of Operations.
As of January 3, 2021, there was a cumulative loss of $0.5 million recorded in “Accumulated Other Comprehensive Loss” (“OCL”) in connection with the derivatives designated as cash flow hedges. During fiscal year 2021, we recognized an unrealized gain of $5.8 million and reclassified $2.6 million of gain from OCL to profit or loss, with a net gain on derivatives of $3.2 million in the OCL. As of January 2, 2022, the cumulative gain in OCL for the derivatives was $2.7 million.
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
Designated Derivatives Hedging Cash Flow Exposure
Our cash flow exposure primarily relates to anticipated third-party foreign currency revenues and expenses. We derive a portion of our revenues in foreign currencies as part of our ongoing business operations. In addition, a portion of our assets are held in foreign currencies. We enter into foreign currency option contracts designated as cash flow hedges to hedge certain forecasted revenue transactions denominated in Euros and Australian dollars. We also enter into foreign currency forward contracts designated as cash flow hedges to hedge certain forecasted purchase transactions denominated in Chinese Renminbi. Our foreign currency forward and option contracts are entered into for periods consistent with the related underlying exposures and do not constitute positions that are independent of those exposures.

As of January 2, 2022 and January 3, 2021, we had designated outstanding cash flow hedge option contracts with a notional value of $121.3 million and $125.7 million respectively that are designated for either gross external or intercompany revenue up to our net economic exposure. These derivatives have a maturity of seven months or less. The effective portion of these cash flow hedges is reclassified into revenue when third-party revenue is recognized in our Consolidated and Combined Statements of Operations.
As of January 2, 2022, we had designated outstanding cash flow hedge forward contracts with a notional value of $22.6 million that are designated for our purchases. These derivatives have a maturity of three months or less. The effective portion of these cash flow hedges is reclassified into cost of revenue when the cost of the purchase is recognized in our Consolidated and Combined Statements of Operations.
Non-Designated Derivatives Hedging Transaction Exposure
Derivatives not designated as hedging instruments consist of forward contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. Changes in exchange rates between our subsidiaries’ functional currencies and the currencies in which these assets and liabilities are denominated can create fluctuations in our reported combined financial position, results of operations and cash flows. As of January 2, 2022, to hedge balance sheet exposure, we held foreign currency forward contracts with an aggregate notional value of $53.6 million. These foreign currency forward contracts have maturity of less than a month. As of January 3, 2021, to hedge balance sheet exposure, we held foreign currency forward contracts with an aggregate notional value of $44.8 million. These contracts matured in February 2021.
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
NOTE 13. INCOMES TAXES
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
Provision for Income Taxes
The components of current and deferred income tax expense reflected in the Consolidated and Combined Statements of Operations are as follows:

	Fiscal Year
(In thousands)	2021	2020	2019
Provision for income taxes:
Current tax benefit (expense)	$3,952	$(12,644)	$(9,305)
Deferred tax (expense) benefit	(4,155)	517	(817)
Provision for income taxes	$(203)	$(12,127)	$(10,122)
The provision for income taxes differs from the amounts obtained by applying the statutory Singapore tax rate of 17% (2019: U.S. statutory tax rate of 21%) to income before taxes as shown below:

	Fiscal Year
(In thousands)	2021	2020	2019
Statutory rate	17%	17%	21%
Tax benefit at statutory rate	$40,641	$21,367	$33,819
Foreign tax rate differential	(37,390)	(19,356)	1,116
Foreign income inclusion in the U.S.	—	—	(4,366)
Change in valuation allowance	(12,510)	(10,431)	(38,627)
Unrecognized tax benefits (expense)	7,797	(3,896)	(2,424)
Other	1,259	189	360
Provision for income taxes	$(203)	$(12,127)	$(10,122)
In the year ended January 2, 2022, the change in effective tax rates was due to unrecognized tax expense provision taken in 2020 for a tax audit which was eventually concluded in 2021. This resulted in a reversal of provision in 2021 and together with the expiry of statute of limitations in other jurisdictions, gave a unrecognized tax benefit of $7.8 million. As part of the tax benefit under “Other”, was a return to provision benefit recognized for prior year tax filing returns in Switzerland. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income.
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
Maxeon Malaysia enjoys a tax holiday in Malaysia where we manufacture our solar power products, subject to certain terms and conditions imposed by the Malaysia Investment Development Authority. The current tax holiday in Malaysia was granted to our former joint venture AUOSP (now a wholly owned subsidiary). The third and final five-year tranche of the tax holiday, beginning July 1, 2021 and ending June, 30 2026, is subject to the company meeting certain conditions. The tax holiday resulted in an income tax benefit of $10.5 million for the year ended January 2, 2022. The impact on a per share basis was a benefit of $0.28 per share.
In 2020, Maxeon Singapore received a Development and Expansion Incentive - International Headquarters Award (“DEI-IHQ”) from the Singapore Economic Development Board (“EDB”). The incentive will take effect from January 1, 2021 and will allow qualifying activities to be taxed at a concessionary tax rate, subject to certain terms and conditions imposed by EDB. All other non-qualifying income will be taxed at the statutory Singapore corporate income tax rate of 17%.
Deferred Tax Assets and Liabilities
Long-term deferred tax assets and liabilities are presented in the Consolidated Balance Sheets as follows:

	As of
(In thousands)	January 2, 2022	January 3, 2021
Deferred tax assets:
Net operating loss carryforward	$32,486	$19,659
Reserves and accruals	1,698	7,766
Fixed assets	905	40
Total deferred tax assets	35,089	27,465
Valuation allowance	(29,906)	(16,795)
Total deferred tax assets, net of valuation allowance	5,183	10,670
Deferred tax liabilities:
Intangible assets and accruals	(1,150)	(1,050)
Total deferred tax liabilities	(1,150)	(1,050)
Net deferred tax assets	$4,033	$9,620
The Company’s deferred tax assets primarily relate to timing differences and net operating losses in Singapore, France, Malta, South Africa, Spain and Italy. The net operating losses, amounting to $379.2 million, can be carried forward indefinitely and are available for offset against future tax liabilities.
Valuation Allowance
In determining whether it is more likely than not that deferred tax assets are recoverable, the assessment is required to be done on a jurisdiction by jurisdiction basis; we believe that sufficient uncertainty exists with regard to the realizability of these assets such that a valuation allowance is necessary. Factors considered in providing a valuation allowance include the lack of a significant history of consistent profits, the lack of consistent profitability in the solar industry, the limited capacity of carrybacks to realize these assets, and other factors. Based on the absence of sufficient positive objective evidence, we are unable to assert that it is more likely than not that we will generate sufficient taxable income to realize net deferred tax assets. Should we achieve a certain level of profitability in the future, we may be able to reverse the valuation allowance which would result in a non-cash income statement benefit. $29.9 million of the total consolidated valuation allowance as at January 2, 2022 are for the net operating losses in Singapore, Malta, South Africa and Spain.
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
A reconciliation of the beginning and ending amounts of unrecognized tax benefits during fiscal years 2021 and 2020 is as follows:

	Fiscal Year Ended
(In thousands)	January 2, 2022	January 3, 2021
Balance at beginning of period	$39,506	$33,502
Additions for tax positions related to the current year	1,186	10,839
Reduction of tax position relating to settlement with taxing authorities	(2,554)	—
Reductions for tax positions from prior years/statute of limitations expirations	(3,174)	(5,301)
Foreign exchange (gain) loss	(269)	466
Balance at end of period	$34,695	$39,506
The unrecognized tax benefits for fiscal years 2021 and 2020 are $34.7 million and $39.5 million, respectively, that if recognized, would impact our effective tax rate. Certain components of the unrecognized tax benefits are recorded against deferred tax asset balances.
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
Classification of Interests and Penalties
We accrue interest and penalties on tax contingencies which are classified as “Provision for income taxes” in our Consolidated and Combined Statements of Operations. Accrued interest as of January 2, 2022 and January 3, 2021 was $0.4 million and $0.6 million, respectively. There were no accrued penalties as of January 2, 2022 and January 3, 2021.

Tax Years and Examination
Tax returns are filed in each jurisdiction in which we are registered to do business. In many countries in which we file tax returns, a statute of limitations period exists. After the statute of limitations period expires, the respective tax authorities may no longer assess additional income tax for the expired period. Similarly, we are no longer eligible to file claims for refund for any tax that we may have overpaid. The following table summarizes our major tax jurisdictions and the tax years that remain subject to income tax examination by these jurisdictions as of January 2, 2022:

Tax Jurisdictions	Tax Years
Switzerland	2020
Malaysia	2013 and onward
Italy	2016 and onward
We do not expect the examinations to result in a material assessment outside of existing reserves. If a material assessment in excess of current reserves results, the amount that the assessment exceeds current reserves will be a current period charge to earnings.
NOTE 14. COMMON STOCK
On April 14, 2021, we announced a public offering to sell, subject to market and other conditions, $125.0 million of ordinary shares through an underwritten public offering. Maxeon also granted the underwriters an option, to purchase up to an additional $18.7 million of ordinary shares offered in the public offering on the same terms and conditions, at a public offering price of $18.00 per share (together with the public offering, the “Offering”). The option was exercised in full by the underwriters. 8,046,025 shares were issued during the Offering, with 59,914 shares issued to a third-party as payment for issuance cost incurred.
In addition, pursuant to a stock purchase agreement, dated April 13, 2021, with an affiliate of Tianjin Zhonghuan Semiconductor, Maxeon agreed to sell to TZS 1,870,000 ordinary shares at $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933 (the “TZS Private Placement”).
The Offering and the TZS Private Placement closed in April 2021. The net proceeds were approximately $169.7 million after giving effect to the underwriting discounts and commissions as well as other issuance costs.
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
Shares Reserved for Future Issuance Under Equity Compensation Plans
We had shares of common stock reserved for future issuance as follows:

	As of
(In thousands)	January 2, 2022	January 3, 2021
Equity compensation plans	3,363	2,533

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

	Fiscal Year Ended
(In thousands, except per share data)	January 2, 2022	January 3, 2021	December 29, 2019
Net loss:
Net loss attributable to stockholders	(254,520)	(142,631)	(183,059)

Number of shares:
Basic and diluted weighted-average common shares(1), (2)	37,457	24,502	21,265

Basic and diluted net loss per share(1), (2)	(6.79)	(5.82)	(8.61)

(1)Basic and diluted loss per share for fiscal year 2019 was calculated assuming the numbers of shares issued as part of the Spin-off to provide comparative figures to fiscal years 2020 and 2021 results.

(2)As a result of our net loss attributable to stockholders for fiscal years 2020 and 2021, the inclusion of all potentially dilutive restricted stock units, and common shares under the Green Convertible Notes would be anti-dilutive. Therefore, these were excluded from the computation of the weighted-average shares for diluted net loss per share.
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
The majority of shares issued are net of the minimum statutory withholding requirements that SunPower paid on behalf of our employees. During fiscal years 2020 and 2019, SunPower withheld 0.1 million and 0.2 million shares to satisfy the employees’ tax obligations, respectively. SunPower paid such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.
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
The majority of shares issued are net of the minimum statutory withholding requirements that Maxeon pays on behalf our employees. During fiscal year 2021 and 2020, Maxeon withheld 132,337 and 1,393 shares to satisfy the employees’ tax obligations. Maxeon pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.

The following table summarizes the stock-based compensation expense by line item in the Consolidated and Combined Statements of Operations:

	Fiscal Year Ended
(In thousands)	January 2, 2022	January 3, 2021	December 29, 2019
Cost of revenue	$1,250	$2,080	$1,642
Research and development	352	1,217	1,880
Sales, general and administrative	5,629	3,953	3,613
Total stock-based compensation expense	$7,231	$7,250	$7,135
The following table summarizes the non-vested restricted stock units' activities under the 2020 Plan:

	Restricted Stock Units	Performance Stock Units
(In thousands)	Shares	Shares
Outstanding as of January 3, 2021	1,158	112
Granted	437	68
Vested	(439)	(28)
Forfeited	(87)	(39)
Outstanding as of January 2, 2022	1,069	113
We estimate the fair value of our restricted stock awards and units at our stock price on the grant date. The weighted-average grant date fair value of restricted stock units and performance stock units granted under the 2020 Plan during fiscal year 2021 was $25.51. The total fair value of restricted stock units and performance stock units vested under the 2020 Plan during fiscal year 2021 was $14.5 million.
As of January 2, 2022, the total unrecognized stock-based compensation related to outstanding restricted stock units and performance stock units was $14.8 million, which we expect to recognize over a weighted-average period of 2.2 years.
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

	Fiscal Year
(In thousands)	2021	2020	2019
United States(1)	$227,499	$235,606	$433,293
France	88,454	125,366	138,423
China	25,519	12,496	119,010
Italy	83,957	41,882	41,126
Rest of world(2)	357,850	429,486	466,449
Total revenue	$783,279	$844,836	$1,198,301
(1)During fiscal years 2021, 2020 and 2019, we had sales of $225.9 million, $231.2 million and $426.5 million, respectively, to SunPower representing the sale of solar modules to SunPower. The pricing term prior to the

Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing is based on the Supply Agreement with SunPower.
(2)Revenue included under “Rest of the world” comprise of countries that are individually less than 10% for the periods presented.
Revenues are attributed primarily based on the destination of the shipments.
The following table summarizes the allocation of net property, plant, and equipment based on geography:

	As of
(In thousands)	January 2, 2022	January 3, 2021
Malaysia	$240,711	$139,421
Philippines	69,740	79,506
Mexico	67,208	17,792
Europe	6,714	8,896
Singapore	1,314	24
United States	933	1,266
Rest of world	10	3
Property, plant, and equipment, net, by geography	$386,630	$246,908
Long-lived assets are attributed based upon the country in which the asset is located or owned.