Form 20-F
period 2023-01-01
Maxeon Solar Technologies, Ltd.
filed 2023-03-07
CIK 1796898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended January 1, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-39368
______________________________
Maxeon Solar Technologies, Ltd.
(Exact name of registrant as specified in its charter)
______________________________
N/A
(Translation of Registrant’s name into English)
Singapore
(Jurisdiction of incorporation or organization)
8 Marina Boulevard #05-02
Marina Bay Financial Centre
Singapore 018981
(Address of principal executive office)
William Mulligan
51 Rio Robles
San Jose, California 95134
(408) 240-5500
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	MAXN	NASDAQ Global Select Market
Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
45,033,027 ordinary shares as of January 1, 2023
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
Indicate by check mark whether the registrant has filed a report on an attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15U.S.C. 7762(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
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
The Company has a 52-to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. Fiscal year 2020 is a 53-week fiscal year while fiscal year 2022 and 2021 are 52-week fiscal years. Our fiscal year 2022 ended on January 1, 2023, our fiscal year 2021 ended on January 2, 2022 and our fiscal year 2020 ended on January 3, 2021.
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

USE OF CERTAIN TERMS
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

MARKET INFORMATION
This Form 20-F contains certain industry and market data that were obtained from third-party sources, such as industry surveys and industry publications, including, but not limited to, publications by Wood MacKenzie, Bloomberg New Energy Finance, S&P Global (previously IHS Markit) and PV Evolution Labs. This Form 20-F also contains other industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of such industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.
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
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
Certain statements relating to Maxeon in this Form 20-F or documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short-term and long-term material cash requirements, our ability to complete an equity or debt offering at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s Maxeon 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; and (i) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the COVID-19 pandemic, or the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19, the war in Ukraine, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations or other factors, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities or other disputes.
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
1.A. DIRECTORS AND SENIOR MANAGEMENT
Not Applicable.
1.B. ADVISORS
Not Applicable.
1.C. AUDITORS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
3.A. [RESERVED]

3.B. CAPITALIZATION AND INDEBTEDNESS
Not Applicable.
3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not Applicable.
3.D. RISK FACTORS
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
•Adverse global economic conditions could have a negative effect on our business, results of operations and financial condition and liquidity.
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
•The COVID-19 pandemic has had an adverse impact on, and may continue to adversely impact, our business, operations, and financial performance, as well as the business operations and financial performance of suppliers, dealers and customers.
Risks Related to Our Liquidity
•We may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund our operations or make necessary capital expenditures due to, among other factors, rising input cost and supply chain disruptions, as well as our development of new supplier relationships and the preparation and ramp up of new production capacities, including general economic environment impacted also by the COVID-19 pandemic and international instability due to the war in Ukraine that started in February 2022.
•The existence of substantial indebtedness could adversely affect our business, financial condition, and results of operations, as well as our ability to meet our payment obligations under our debt commitments.
•We may be unable to raise the funds necessary to repurchase the Green Convertible Notes or 2027 Notes, as applicable, for cash following a fundamental change or pursuant to a mandatory redemption, or to pay any cash amounts due upon conversion.
•A significant portion of our assets, including our intellectual property that we hold outside of the United States, have been pledged as collateral.
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
Risks Related to Our Supply Chain
•We will continue to be dependent on a limited number of third-party suppliers, and in some cases, sole suppliers, for certain raw materials, capital equipment and components for our products, and increases in costs, could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.
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

•We depend on our Huansheng JV (as defined below) for a portion of our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.

Risks Related to Our Intellectual Property and Cybersecurity
•We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in significant losses or the ability make, use or sell our products.
•We depend on our intellectual property, and we may not obtain sufficient patent protection on the technology embodied in the solar products we currently or plan to manufacture and market, which could harm our competitive position and increase our expenses.
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
Risks Related to the Ownership of Our Shares
•TotalEnergies’s and TZE’s significant ownership of our shares may adversely affect the liquidity and value of our shares.
•If a substantial number of Maxeon shares become available for sale and are sold in a short period of time, the market price for our shares could experience volatility and/or decline.
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
Risks Related to the Maxeon Business Generally
If we fail to develop and introduce new and enhanced products or expand manufacturing capacity to maintain our current price structure, or fail to successfully reduce costs, we may be unable to compete effectively, and our ability to generate revenues, profits and cash flows could suffer.
Our solar panels are competitive in the market as compared with lower cost conventional solar cells, such as thin-film, due to our products’ higher efficiency, among other things. A principal component of our business strategy is reducing costs to manufacture our products competitively and profitably. If our competitors are able to drive down their manufacturing costs or increase the efficiency of their products faster than we can, or if competitor products are exempted from tariffs and quotas and ours are not or if they benefit from lower tariffs and quotas than us, our products may become less competitive even when adjusted for efficiency. Further, if raw materials costs and other third-party component costs increase, we may not meet our cost reduction targets. If we cannot effectively manage our costs, our competitive position could suffer, we could lose sales and/or market share, and our margins could be adversely affected.
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
As we introduce new or enhanced products or integrate new technology and components into our products or expand our manufacturing capacity, we will face risks relating to new product launches and transitioning to new technologies and / or execution of our expansion plans including, among other things, the incurrence of high fixed costs, competition for equipment, technical challenges which may result in delivery delays, acceptance of products by our customers, disruption in customers’ ordering patterns, insufficient supplies of new products to meet customers’ demand, possible product and technology defects arising from the integration of new technology and a potentially different sales and support environment relating to any new technology. For example, our Performance line manufacturing operations in Mexicali, Mexico and Malaysia are primarily intended to supply large-scale commercial and utility-scale power plant customers in the United States market, and to the extent we are further delayed in our projected production schedule, or fail to achieve our projected production volumes, or fail to renegotiate with customers on revised delivery schedules, we may suffer significant liquidated damages for the volumes we have contractually committed, face additional risks resulting from our failure to meet customers’ demand and significantly impair our plans for entering the large-scale commercial and utility-scale power plant markets in the United States and our plans for growth in that market. Our failure to manage the transition to newer products or the integration of newer technology and components into our products could adversely affect our business’s operating results, financial condition and cash flows.
The increase in the global supply of solar cells and panels, and increasing competition, may cause substantial downward pressure on the prices of such products or result in increased or changing tariff policies and cause us to lose sales or market share, resulting in lower revenues, earnings, and cash flows.
Global solar cell and panel production capacity has been materially increasing overall, and solar cell and solar panel manufacturers currently have excess capacity, relative to global demand, particularly in China. We believe the solar industry may from time to time experience periods of structural imbalance between supply and demand, and that such periods result in unpredictability (i.e. pressure on pricing or imbalanced supply due to governmental policies). Excess capacity and industry competition have resulted in the past, and may continue to result, in substantial downward pressure on the price of solar cells and panels, including our products. More recently, there has been additional pressure on global demand and increasing average selling prices resulting from fluctuating supply and demand in certain solar markets, as well as increasing supply chain costs. Intensifying competition could also cause us to lose sales or market share. The excess of global supply coupled with the decline in demand in light of a global economic slowdown caused by events such as the COVID-19 pandemic or an economic recession, and the associated decrease in consumer spending, may result in a global price reduction, such as the global price reduction in which occurred in 2020. Fluctuations in supply and demand caused by events such as the COVID-19 pandemic, an economic recession and governmental policies such as the former “dual control of energy consumption policy of China’, as well as increased supply chain costs, may result in a global increase in the price of certain supply commodities, such as which occurred in 2021. See “Risk Factors – Risks Related to our Supply Chain - We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, and increases in the costs for raw materials and components required for our solar products could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.” Such price fluctuations and impacts on demand are difficult to plan for and could have a negative impact on our revenue and earnings, and could materially adversely affect our business, financial condition and cash flows. In addition, our internal pricing forecasts may not be accurate in such a market environment, which could cause our financial results to be different than forecasted. Uncertainty with respect to United States, People’s Republic of China (“PRC”), European and

other government policies, including trade tariffs, subsidies or other incentives for solar projects, may continue to cause increased, decreased, or volatile supply and/or demand for solar products, which could negatively impact our revenue and earnings. See “Risk Factors – Risks Related to the Maxeon Business Generally - Changes in international trade policies, tariffs, or trade disputes could significantly and adversely affect our business, revenues, margins, results of operations and cash flows.”
Adverse global economic conditions could have a negative effect on our business, results of operations and financial condition and liquidity.
A general slowdown in the global economy, including a recession, due to inflation, geopolitics, major central bank policy actions including interest rate increases, public health crises, or other factors, or a tightening of the credit markets, could negatively impact our business, financial condition and liquidity. As credit markets become more challenging, customers may be unable or unwilling to obtain financing for the cost of our products, and the parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for our customers, any of which could materially and adversely affect sales of our products and our revenue and growth of our business. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory. Adverse global economic conditions have from time to time caused or exacerbated significant slowdowns in the industries and markets in which we operate, which may adversely affect our business and results of operations. Macroeconomic weakness and uncertainty also make it more difficult for us to accurately forecast revenue, gross margin and expenses, and may make it more difficult to raise or refinance external financing to fund our operations and capital expenditures.
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
Developments in international trade have the potential to adversely impact our business:

Safeguard measure. The United States has imposed a safeguard measure on imported solar cells, laminates and modules since February 7, 2018. On February 4, 2022, this safeguard measure was extended for four additional years pursuant to Proclamation 10339, based on recommendations by the U.S. International Trade Commission (the “ITC”) to continue providing relief to U.S. manufacturers. Modules were subjected to a tariff of 14.75% during the first year of the extension (which runs from February 7, 2022 to February 6, 2023), and the tariff rate will decline by 0.25% in each of the three subsequent years, to a final tariff rate of 14%. Cells are subject to a tariff-rate quota (“TRQ”), under which the first 5 GW of cell imports each year are exempt from tariffs; cells imported in excess of the 5 GW quota are subject to the same 14.75% tariff as modules in the first year, with the same 0.25% decline in each of the three subsequent years.

Bifacial modules were initially subject to the safeguard measure, then excluded, then re-covered, then re-excluded pursuant to a November 2021 U.S. Court of International Trade decision; on January 14, 2022, the Biden Administration filed a notice of appeal against the decision before the U.S. Court of Appeals for the Federal Circuit. Proclamation 10339 definitively excluded bifacial panels from the safeguard measure for the 2022-2026 extension period, and that exclusion will not be affected by the outcome of the appeal. Proclamation 10339 also directed the U.S. Trade Representative (“USTR”) to negotiate with Mexico and Canada with a view to exempting them; negotiations have concluded successfully with Canada but have not yet produced a result for Mexico.

For our Performance line, the shipments from Mexico that we are currently making and importing to the United States are bifacial panels and excluded as a result of Proclamation 10339. Importation of mono-facial Performance line modules assembled in Mexico, until February 2026, will be subject to safeguard measure unless and until Mexico is exempted. Solar cells and modules based on our interdigitated back contact (“IBC”) technology, like our Maxeon 2, Maxeon 3, Maxeon 5, Maxeon 6 and related products, have enjoyed an exclusion from the safeguard measure since September 2018 and remain exempt.

Anti-Circumvention Inquiry. In February 2022, U.S. module producer Auxin Solar filed an “anti-circumvention” petition asking the U.S. Department of Commerce (“Commerce”) to expand the coverage of the longstanding U.S. antidumping and countervailing duty orders on Crystalline Silicon Photovoltaic Cells, Whether or Not Assembled into Modules, from China (“China AD/CVD Orders”). Specifically, Auxin’s petition (1) alleged that PV cell and module production in Cambodia, Malaysia, Thailand, and Vietnam is circumventing the China AD/CVD Orders through minor alteration of PRC-origin inputs including silicon wafers, and (2) asked Commerce to bring cells and modules imported from those countries within the scope of the China AD/CVD Orders. Commerce initiated an anti-circumvention inquiry (“ACI”) in April 2022 and published an affirmative preliminary determination on December 8, 2022. However, on December 19, 2022, Commerce issued a memorandum clarifying that modules assembled in (and exported to the United States from) third countries, from cells fabricated in Cambodia, Malaysia, Thailand, or Vietnam, are not covered by the preliminary determination and indeed are not “inquiry merchandise” for purposes of the ACI. Accordingly, Maxeon’s modules assembled in Mexico are unaffected by the ACI.

Section 301 tariffs. In 2017, the Office of the U.S. Trade Representative (“USTR”) initiated an investigation under Section 301 of the Trade Act of 1974 into the PRC government’s acts, policies and practices related to technology transfer, intellectual property and innovation. Starting in 2018, the USTR imposed additional import duties of up to 25% on certain PRC products; those tariffs remain in effect. Relevant affected products include certain solar power system components and finished products, including those purchased from our suppliers for use in our products and used in our business. The United States and China may continue or even escalate the retaliatory measures implemented during the last four years. No effort is currently underway to negotiate an agreement that would serve as a basis for rolling back the United States’ Section 301 tariffs, but those tariffs are currently undergoing a statutorily-required 4-year review whose results are expected to be announced in mid-2023.

Any future imposition of U.S. tariffs that would apply to our Performance line or Maxeon line modules imported from Mexico could materially and adversely affect our business and results of operations. More broadly, uncertainty surrounding the implications of existing tariffs affecting the U.S. solar market, trade tensions between China and the United States, changes to international trade policies and other trade and national security regulatory actions could cause market volatility, price fluctuations, supply shortages, and project delays, any of which could harm our business, and our pursuit of mitigating actions may divert substantial resources from other projects. In addition, the imposition of additional tariffs or trade controls could result in a wide range of impacts to the global solar industry and manufacturing market, as well as our business in particular. Such tariffs or trade controls could materially increase the price of our solar products and result in significant additional costs to us, our resellers, and our resellers’ customers, which could cause a significant reduction in demand for our solar power products and adversely affect our competitive position. With the uncertainties associated with the tariffs and Section 301 trade case, events and changes in circumstances have indicated that the carrying values of our long-lived assets associated with our manufacturing operations might not be recoverable.

Our Performance line manufacturing operations in Mexicali, Mexico and Malaysia are primarily intended to supply customers in the U.S. market. Changes to tariffs or import regulations could impact our ability to cost effectively import panels into the United States, and we may not be able to find sufficient demand in other markets that would fully utilize our expanded capacity. In this case, the expected returns from our Mexicali, Mexico and Malaysian operations could be negatively affected.

Our plans to expand into domestic manufacturing in the United States depend on several factors which are beyond our control, including our Department of Energy (“DOE”) Loan Guarantee Application which is currently in the due diligence review stage. There is no assurance that we will be successful in obtaining a loan guarantee from the DOE, or that our efforts to develop a manufacturing facility in the United States will be successful. Additionally, various items that Maxeon might need to import in order to equip and operate manufacturing facilities in the United States could encounter trade restrictions or unusual tariffs above and beyond ordinary customs duties. These could result from measures already in place, such as the China/Section 301 tariffs, or from entirely new legislation or newly launched import relief proceedings. If we do not successfully expand into domestic manufacturing into the United States, we will continue to be subject to tariffs or trade controls affecting the U.S. solar market on imports into the United States, which could materially increase the price of our solar products and adversely affect our competitive position.
The reduction, modification or elimination of government incentives could cause our revenue to decline and harm our financial results.
The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network or sold to a utility under tariff, depends in large part on the availability and size of government mandates and economic incentives because, at present, the cost of solar power generally exceeds retail electric rates in many locations and wholesale peak power rates in some locations. Incentives and mandates vary by geographic market. Various government bodies in most of the countries where we do business have provided incentives in the form of feed-in tariffs, rebates, and tax credits and other incentives and mandates, such as renewable portfolio standards and net metering, to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. For example, on August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law. The IRA consists of several provisions which aims at improving the climate change crisis, among other things, the IRA appropriates approximately $11.7 billion in total for the Loan Programs Office (“LPO”) to support its existing loan programs and add a new loan program, the Energy Infrastructure Reinvestment (EIR) Program (section 1706). In addition, the IRA made a 10-year extension of the Investment Tax Credit (ITC), allowing a 30% tax exemption of the cost of installed equipment which was instrumental in launching the US solar industry. These various forms of support for solar power are subject to change and are expected in the longer term to decline. Even changes that may be viewed as positive can have negative effects if they result, for example, in delaying purchases that otherwise might have been made before expiration or scheduled reductions in such credits. Governmental decisions regarding the provision of economic incentives often depend on political and economic factors that we cannot predict and that are beyond our control. The reduction, modification or elimination of grid access, government mandates or economic incentives in one or more of our customer markets could materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenue to decline and materially adversely affect our financial results.
Existing regulations and policies and changes to these regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.
The market for electric generation products is heavily influenced by government laws, regulations and policies concerning the electric utility industry globally, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and changes that make solar power less competitive with other power sources could deter investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could in turn result in a significant reduction in the demand for our solar power products. The market for electric generation equipment is also influenced by trade and local content laws, regulations and policies that can discourage growth and competition in the solar industry and create economic barriers to the purchase of solar power products, thus reducing demand for our solar products. In addition, on-grid applications depend on access to the grid, which is also regulated by government entities. We anticipate that our solar power products and their installation will continue to be subject to oversight and regulation in accordance with regulations relating to construction, safety, environmental protection, utility interconnection and metering, trade, and related matters. It is difficult to track the requirements of local jurisdictions and design equipment to comply with the varying standards. For instance, all states in the U.S. regulate investor-owned utility retail electricity pricing. In addition, there are numerous publicly owned utilities and electric cooperatives that establish their own retail electricity pricing through some form of regulation or internal process. These regulations and policies could deter potential customers from purchasing solar power products. Such rate changes can include changing rates to charge lower volume-based rates—the rates charged for KW hours of electricity purchased by a residential customer—while raising unavoidable fixed charges that a homeowner is subject to when they purchase solar energy from third parties, and levying charges on homeowners based on their point of maximum demand during a month (referred to as “demand charge”). These forms of rate design could adversely impact our business by reducing the value of the electricity our solar energy systems produce compared to retail net metering, and reducing any savings customers realize by purchasing our solar power products. From April 2023, the state of California in the U.S. will be updating its solar net metering policy and the changes are expected to reduce the savings realized from the export of excess solar energy to the grid which may in turn reduce demand for our solar power products in California. In addition to changes in general rates charged to all residential customers, utilities are increasingly seeking solar-specific charges (which may be fixed charges, capacity-based charges, or other rate charges). Any of these changes could materially reduce the demand for our offerings in the U.S. and could limit the number of markets in which our offerings are competitive with electricity provided by the utilities.
In addition, the U.S., European Union and PRC governments, among others, have imposed tariffs or are in the process of evaluating the imposition of tariffs on solar panels, solar cells, polysilicon, and potentially other components. These and any other tariffs or similar taxes or duties may increase the price of our solar products and adversely affect our efforts to reduce costs, which could harm our results of operations and financial condition. Any new regulations or policies pertaining to our solar power products may result in significant additional expenses to us, our resellers and our resellers’ customers, which could cause a significant reduction in demand for our solar power products.
We may incur unexpected warranty and product liability claims that could materially and adversely affect our financial condition and results of operations, damage our market reputation, and prevent us from maintaining or increasing our market share.
Our standard product warranty for our solar panels and their components includes a 25-year warranty period for defects in materials and for greater than promised declines in power performance. We also provide a 40-year warranty period for certain Maxeon line modules in certain regions, effective for systems installed on or after January 1, 2022. We believe our warranty offering is in line with, or better than, industry practice. These long warranty periods create a risk of extensive warranty claims long after we have shipped product and recognized revenue. We perform accelerated life cycle testing that exposes our products to extreme stress and climate conditions in both environmental simulation chambers and in actual field deployments in order to highlight potential failures that could occur over the 25-year and 40-year warranty periods. We also employ measurement tools and algorithms intended to help us assess actual and expected performance; these attempt to compare actual performance against an expected performance baseline that is intended to account for many factors (like weather) that can affect performance. Although we conduct accelerated testing of our solar panels and components, they have not and cannot be tested in an environment that exactly simulate the 25-year and 40-year warranty periods and it is difficult to test for all conditions that may occur in the field. Further, there can be no assurance that our efforts to accurately measure and predict panel and component performance will be successful. We have sold products under our warranties since the early 2000s and have therefore not experienced the full warranty cycle. As a result of these warranty programs, we bear the risk of product warranty claims long after we have sold our solar modules and recognized revenue from sales.
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
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing war in Ukraine and our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the war in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the war in Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the continuing conflict and recent developments for the war in Ukraine, geopolitical events, terrorist or other attacks, and war (or threatened war) or international hostilities, such as between Russia and Ukraine, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce. The war in Ukraine may lead to further regional and international conflicts or armed action. This conflict has disrupted supply chains and cause instability in the energy markets and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets on a global scale. The United States and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States. The ongoing war could result in the imposition of further economic sanctions by the United States and the European Union against Russia, with uncertain impacts on the global economy. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties, such as our customers and suppliers may be impacted by the war in Ukraine, which could adversely affect our operations. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The COVID-19 pandemic has had an adverse impact on, and may continue to adversely impact, our business, operations, and financial performance, as well as the business operations and financial performance of many of our suppliers, dealers and customers. We are unable to predict the extent to which the pandemic and related impacts may continue to adversely impact our business operations, financial performance, results of operations, financial position, and the achievement of our strategic objectives.

The continued effects of the COVID-19 pandemic and measures taken in response by governments and businesses worldwide to contain its spread have adversely impacted and may continue to adversely impact our supply chain, manufacturing, logistics, workforce and operations, as well as the operations of our suppliers, dealers and customers. There is continued uncertainty regarding the duration, scope and severity of the pandemic, particularly with the emergence of new variants of COVID-19 and periodic spikes in COVID-19 cases in various geographic regions, and the impacts on our business and the global economy from the effects of the pandemic and response measures. Travel and logistics restrictions, lockdowns, vaccine requirements and other measures from time to time implemented by foreign and domestic authorities have resulted in, and may continue to result in, supply chain and transportation disruptions, production delays and capacity limitations for the Company and some of our suppliers, dealers and customers, as well as reduced workforce availability or productivity, and additional data, information and cyber security risks associated with an extensive workforce working remotely.

The degree to which the pandemic ultimately impacts our business, financial condition and results of operations and the global economy will depend on future developments beyond our control, which are highly uncertain and difficult to predict, including the severity, duration and any resurgence of the pandemic, the extent, duration and effectiveness of periodic lockdowns and other containment actions, the availability, public adoption and efficacy of COVID-19 vaccines, how quickly and to what extent normal economic and operating activity can resume, and the severity and duration of resulting global economic volatility. We believe the most significant elements of uncertainty are the intensity and duration of the impact on project installation by our customers, commercial and consumer spending as well as the ability of our sales channels, supply chain, manufacturing, and distribution to continue to operate with minimal disruption, all of which could negatively impact our financial position, results of operations, cash flows and outlook.

Risks Related to Our Liquidity

Our cash flows have been, and may continue to be, negatively impacted by increases in working capital requirements as a result of supply chain disruptions as well as the general economic environment, cumulatively resulting in increased supply and logistics costs, among other implications.

During the fiscal year 2022 and continuing through the date hereof, we have seen increases in our working capital requirements due to rising input costs, such as logistics and raw materials, and supply chain disruptions, that can be attributed in part to the volatility and disruption caused by the COVID-19 pandemic, as well as the ongoing war in Ukraine. The solar industry in general is volatile, which can be attributed in part to these factors. We also attribute increases in our working capital requirements to our development of new supplier relationships and the preparation and ramp up of new production capacities. Our working capital needs may be greater than we currently anticipate if sales and associated receipt of cash proceeds are delayed, payment terms to vendors are shorter than anticipated, credit facilities which we rely on for short-term working capital funding are terminated or not renewed upon expiry, transit times continue to be extended, our costs of supply and logistics continue to increase or if we decide to hold more buffer stocks or accelerate increases in our manufacturing capacity internally or through capital contributions to joint ventures. Any delays in shipment routes caused by COVID-19, the war in Ukraine or other factors, would also lead to more inventory in transit, which may result in delays in delivering our panels on time to customers which would in turn delay the timing of when we would receive payment for our products. See “Risk Factors – Risks Related to the COVID-19 Pandemic” and “Risk Factors – Risks Related to our Supply Chain.” Such supply chain disruptions which are beyond our control have and may continue to impact our working capital commitments. For instance, we have and may continue to expend additional working capital to accumulate more buffer stocks of raw materials, semi-finished or finished goods to anticipate any delays or disruptions in shipping and meet additional shipping and delivery costs associated with a lengthened supply chain due to shipping delays. In particular, to date, our cost of revenue for IBC modules has been negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, silicon, resin and aluminum, and our cost of revenue for Performance line modules that we have begun shipping out of our Mexicali facility face similar negative impacts. Additionally, the Huansheng JV has experienced similar supply chain cost increases for Performance line modules, which in certain cases have been passed along to us.

These conditions may continue or worsen, which could have a material and adverse effect on our business, results of operations and financial condition.

We may be unable to obtain access to external financing necessary to make adequate capital expenditures necessary to improve our profitability, remain competitive and grow our business.

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

For fiscal 2023, we have planned for capital expenditures mainly relating to preparation for capacity expansion for our Maxeon 7 technology, completion of manufacturing capacity for Performance line panels to be sold in the U.S. market, completion of manufacturing capacity for our Maxeon 6 product platform, further development of Maxeon 7 technology and the operation of a pilot line, as well as various corporate initiatives. These manufacturing capacity expansions and product developments are necessary for us to improve our profitability, grow our business and remain competitive.

We have also announced plans to deploy a multi-GW factory in the United States to manufacture solar products for both the distributed generation (“DG”) and utility-scale power plant markets. This investment plan requires significant expenditures and is contingent upon us securing the necessary financing and depends on several factors which are beyond our control, including the approval of our DOE loan guarantee application. There is no assurance that we will be successful in obtaining a final loan guarantee from the DOE. Even if the DOE loan guarantee is approved, we will still have to secure additional financing or otherwise fund these capital expenditures and there is no assurance that we will be able to do so in a timely manner, on favorable terms, or at all. Any additional debt also would need to be permissible under the terms of the indenture for our 7.5% Convertible First Lien Senior Secured Notes due 2027, which limits our ability incur additional indebtedness. See “—A significant portion of our assets, including our intellectual property that we hold outside of the United States, have been pledged as collateral.” Further, any additional debt would result in increased expenses and collateralization and likely impose new restrictive covenants. As at January 1, 2023, we had incurred $1.7 million in securing the financing for this investment plan, which we will not be able to recover if we are unable to secure the necessary financing for this investment plan.

Our failure to secure additional financing would affect our ability to continue to make these planned capital expenditures, which we believe are necessary to grow our business and remain competitive, which would materially and adversely affect our business, results of operations and financial condition.
The existence of substantial indebtedness could adversely affect our business, financial condition, and results of operations, as well as our ability to meet our payment obligations under our debt commitments.
As of January 1, 2023, we had $459.2 million of debt outstanding, comprising mainly of $200.0 million outstanding under the Green Convertible Notes (as defined under “Item 5.B. Liquidity and Capital Resources”) , $50.0 million outstanding under the SCB Agreement and $207.0 million debt under the 2027 Notes. Our debt obligations could have material consequences on our future operations, including:

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

Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flows, which, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flows from operations, or that future borrowings will be available to us under our existing or any future debt instruments or otherwise, in an amount sufficient to enable us to meet our payment obligations under our debt obligations and to fund other liquidity needs. If we are unable to generate sufficient cash flows to service our debt obligations, we may need to refinance or restructure our debt or seek to raise additional capital. There can be no assurance that we will be successful in any refinancing or debt restructuring effort.

A significant portion of our assets, including our intellectual property that we hold outside of the United
States, have been pledged as collateral.
We have pledged a significant portion of our assets, including a significant portion of our intellectual property that we hold outside of the United States, as collateral to secure the 2027 Notes, and may pledge other assets to secure other indebtedness. The 2027 Notes’ indenture contains, and other debt instruments we may enter into may contain, covenants that limit our ability to engage in specified types of transactions. These covenants would likely limit our ability to, among other things:

•Incur certain additional indebtedness;
•Make certain investments;
•Sell or dispose of certain assets;
•Grant liens; and
•Consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.
A breach of any of these covenants and certain other customary events of default, such as the failure to make principal or interest payment when due, among others, could result in the holders of the 2027 Notes or other indebtedness electing to declare all the outstanding principal amount of 2027 Notes or such other indebtedness, as the case may be, to become immediately due and payable, which could result in a material adverse effect on our financial condition. If we do not have sufficient funds to repay the amounts due under the 2027 Notes or such other indebtedness, the holders thereof may enforce on the relevant collaterals, including potentially the sale or licensing of the intellectual property that we hold outside of the United States, which will likely have a material adverse effect on our business operations and prospects. Events of default under the 2027 Notes or other indebtedness may result in, among other things, restructuring or other insolvency proceedings. In the event of such a proceeding or other reorganization of our debt, our creditors would have priority over our stockholders, and the value of our shares could be eliminated.
We may be unable to raise the funds necessary to repurchase the Green Convertible Notes or 2027
Notes, as applicable, for cash following a fundamental change or pursuant to a mandatory redemption, or to pay any cash amounts due upon conversion.
Holders of our Green Convertible Notes or 2027 Notes may require us to repurchase their Green Convertible Notes or 2027 Notes, as applicable, following a fundamental change at a cash repurchase price generally equal to the principal amount of the Green Convertible Notes or 2027 Notes, as applicable to be repurchased, plus accrued and unpaid interest, if any. Furthermore, upon conversion of any Green Convertible Notes or 2027 Notes, as applicable, we will satisfy part or all of our conversion obligation in cash unless we elect to settle conversions solely in Maxeon shares. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase or redeem the Green Convertible Notes or 2027 Notes, as applicable, or pay the cash amounts due upon conversion. In addition, applicable law, regulatory authorities and any new or amendments to existing agreements governing our other indebtedness may restrict our ability to repurchase or redeem the Green Convertible Notes or 2027 Notes, as applicable, when required or to pay the cash amounts due upon conversion. Our failure to repurchase or redeem Green Convertible Notes or 2027 Notes, as applicable, or to pay the cash amounts due upon conversion when required will constitute a default under the indenture governing the Green Convertible Notes or 2027 Notes, as applicable. A default under the indentures or the fundamental change itself could also lead to a default under agreements governing our other indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under our debt agreements.
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
We have benefitted from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. The third and final five-year tranche of this incentive was granted a 70% tax exemption and will expire on June 30, 2026. Malaysian Investment Development Authority ("MIDA") and the Company have been in discussions on additional conditions required to reinstate the full tax exemption that the Company was granted previously. We have agreed to the conditions for such reinstatement with MIDA and are waiting for formal approval from the Malaysian Government. Given the fiscal year 2021 tax returns for our Malaysian subsidiary were due in the third quarter of fiscal year 2022 ended October 2, 2022, and formal approval has not been received, we recorded income tax provisions based on the 70% tax exemption incentive for our Malaysian subsidiary. If we are ever found noncompliant with our final tranche of incentives by MIDA, we could be subject to the 70% tax rate, which could materially and adversely impact our business, financial condition and results of operations.
Our Philippine income tax holiday expired in 2020. However, we continue to qualify for a 5% preferential tax rate on gross income attributable to activities covered by our Philippine Economic Zone Authority (“PEZA”) registration. The Philippine net income attributable to all other activities is taxed at the statutory Philippine corporate income tax rate, which is currently 25%. We need to comply with PEZA requirements and be in good standing to utilize the 5% preferential tax rate on gross income.
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
Risks Related to Our Supply Chain
We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, and increases in the costs for, or shortages in the availability of, raw materials and components required for our solar products could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.
We rely on a limited number of third-party suppliers for certain raw materials and components for our solar cells, panels and power systems, such as polysilicon, silicon wafers, inverters and module material. Costs for raw materials and components required for our solar products have been volatile, as a result of limited polysilicon supply, increase in commodities’ prices globally, for instance of glass, aluminum and copper, the war in Ukraine and COVID-19, which have increased the costs and impacted the overall supply of raw materials and components. Certain extraordinary events have in the past, disrupted also our supply chain and resulted in delays in the delivery of goods, stoppage of delivery and raised prices for the solar industry at large. For example, in September 2021, pursuant to the implementation of a new political strategy adopted in mainland China known as the “dual control of energy consumption policy of China”, local governments initiated control policies on domestic industrial energy consumption. These policies forced numerous factories and plants that produce aluminum, glass, silicon and related materials to cut their productivity dramatically or stop production altogether. This previously unforeseen shortage of power supply in mainland China led to drastically reduced production and significant cost increases of raw materials for the solar industry. See “Risk Factors – Risks Related to our Operations - We depend on our Huansheng JV for a portion of our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.” Changes in government trade policies, including with respect to import and export duties, may also increase our costs or reduce availability. If we are unable to mitigate the impacts of our suppliers’ cost increases or supply shortages, we may be unable to manufacture our products, or our products may be available only at a higher cost or after a delay. We may be unsuccessful in achieving higher prices from our customers to compensate for the increased costs, which could have a material and adverse effect on our businesses, financial condition and results of operation.
Additionally, if we fail to maintain our relationships with our suppliers or to build relationships with new suppliers, or if suppliers fail to perform or are unable to meet demand through industry consolidation, our supply chain could be disrupted.
To the extent the processes, materials or technology that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. In addition, our suppliers could be unable or unwilling to raise capital if required to expand their production or satisfy their operating capital requirements. As a result, they could be unable to supply necessary raw materials, inventory, finished products, capital equipment or other items required to support our planned sales operations, which could in turn materially and adversely impact our sales volume, profitability, and cash flows. The failure of a supplier to supply raw materials or components at all, on commercially reasonable terms, or according to our quality, quantity, timing, volume and cost requirements could impair our ability to manufacture our products, increase our cost of production or decrease the profitability of our products. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our products to our customers within required timeframes.
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
If the demand for our solar products decreases, our manufacturing capacity could be underutilized, and we may be required to record an impairment of our long-lived assets, including facilities and equipment, which would increase our expenses. In improving our manufacturing processes consistent with our cost reduction roadmap, we may be required to write off equipment that is removed from the manufacturing process. As part of our supply chain management, we may increase inventory levels in an effort to mitigate component shortages or supply chain disruptions. If product demand decreases or we fail to forecast demand accurately, we could be required to write off inventory or record excess capacity charges, which could have a negative impact on our gross margin. Factory-planning decisions may shorten the useful lives of long-lived assets, including facilities and equipment, and cause us to accelerate depreciation. Each of the above events could materially and adversely affect our future financial results.

Risks Related to Our Operations
Our success depends on the continuing contributions of our key personnel and our ability to attract and retain qualified personnel in our industry.
We rely heavily on the services of our key executive officers, and the loss of services of any principal member of our management team could adversely affect our operations. We have invested and continue to invest significant resources in recruiting and developing new members of management following the Spin-off. The competition for qualified personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of qualified personnel to support our anticipated growth. We cannot guarantee that any employee will remain employed with us for any definite period of time since many of our employees, including our key executive officers, serve at-will and may terminate their employment at any time for any reason. In addition, recruiting and retaining qualified personnel for our research and development facilities in Singapore and Silicon Valley is vital to our research and development efforts. There is substantial competition for qualified research personnel, and we may not be able to attract or retain qualified research personnel. Any failure by us to efficiently and effectively recruit and retain key personnel could have an adverse effect on our business, financial condition and results of operations.
We derive a significant portion of our revenues from our largest customers and are subjected to concentration of credit risk.
Historically, we have relied on a limited number of customers for a substantial portion of our revenue. During fiscal year 2022, SunPower accounted for 26.7% of our total revenue and 9.6% of our accounts receivable as of January 1, 2023. Two other customers accounted for at least 10% of accounts receivable as of January 1, 2023 and no other customer accounted for at least 10% of revenue for fiscal year 2022. The loss of any of our significant customers, their inability to perform under their agreements, their default in payment or the renegotiation of any of their agreements, could have a material and adverse effect on our financial results.
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
We entered into a supply agreement with SunPower, effective from February 14, 2022, as amended on January 5, 2023, (the “2022/2023 Supply Agreement”), which terminated and replaced the supply agreement which we entered into with SunPower in connection with the Spin-off pursuant to which we supply SunPower with IBC Modules for use in residential installations in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands) (the “Domestic Territory”). On January 5, 2023, we also entered into a new supply agreement with SunPower (the “2024/2025 Supply Agreement” and together with the 2022/2023 Supply Agreement, the “SunPower Supply Agreements”) pursuant to which we will supply SunPower with Maxeon 6 IBC Modules in the Domestic Territory in 2024 and 2025.
Under the SunPower Supply Agreements, SunPower is required to purchase, and we are required to supply, certain volumes of products during each calendar quarter of their respective terms. The proceeds generated under the SunPower Supply Agreements constitute a material portion of our revenues and margins, and the structure of the SunPower Supply Agreements were negotiated based on prevailing market conditions with volumes established based on SunPower’s forecasted requirements. Should market conditions change prior to the end of term of the respective SunPower Supply Agreement, the performance of our obligations thereunder may materially and adversely affect our revenues and results of operations as compared to terms available in the market with other third parties. We may be under pressure to renegotiate the contract and may be subject to the risk of renegotiation by SunPower. There is also a risk that SunPower may not be able perform its obligations under the SunPower Supply Agreements. Similar to the supply agreement executed at Spin-off, the 2022/2023 Supply Agreement (as amended) also contains fixed pricing for 2022 and 2023 based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. The 2022/2023 Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. There is no assurance that we will be able to reach an agreement on the pricing in 2023, or that the 2022/2023 Supply Agreement will not be terminated. The 2024/2025 Supply Agreement contains an indexed pricing provision that tracks five production commodities: polysilicon, aluminum, glass, transpacific container freight, and crude oil. Under this provision, the final price paid for the modules may be adjusted if actual commodities’ prices as published in the identified indices differ from agreed baseline values. In the event that adjustments to the final module price result in an increase in or discount to the final module price above certain thresholds, we or SunPower, as the case may be, may have a right to elect to terminate the 2024/2025 Supply Agreement for convenience without penalty or damages subject to certain terms and conditions. If the parties decide to terminate either SunPower Supply Agreement or not to extend the term of either of these agreements, it may take time for us to rebuild customer demand for such products in the United States.
We have significant global activities and customers, which subject us to additional business risks, including logistical complexity and political instability.
Our sales are made to customers in over 100 countries, and similarly a substantial portion of our supply agreements are with supply and equipment vendors distributed globally. We have solar cell and module production lines located at our manufacturing facilities in Malaysia, Mexico, and the Philippines, and at our Huansheng JV, which operates in China.
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
•difficulties and costs in staffing such as identifying, attracting, training, and retaining qualified sales, technical, research & development and other personnel and managing foreign operations as well as cultural differences;
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
•political, social and economic instability, including wars, such as the war in Ukraine, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions, as well as natural disasters or outbreaks of disease, such as the existing COVID-19 pandemic;
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
If we experience interruptions in the operation of our solar cell or module production lines or in the execution of our manufacturing expansion plans, our revenue and results of operations may be materially and adversely affected.
If our solar cell or module production lines suffer problems that cause downtime, or our manufacturing expansion plans encounter delays or difficulties in execution, we might be unable to meet our production or capacity expansion targets, which could materially and adversely affect our business.
In order to expand our capacity to produce Performance line shingled module technology for use in the United States market, aimed at large-scale commercial and utility-scale power plant markets, we have been expanding our Malaysia cell manufacturing facility to add up to 1.8 GW of mono-PERC solar cells and upgrading our assembly facility in Mexico with equivalent module assembly capacity. We expect to ramp up our production capacity of mono-PERC solar cells to 1.8 GW during 2023. To the extent we are further delayed in our projected production schedule, or fail to achieve our projected production volumes, or fail to renegotiate with customers on revised delivery schedules, we may suffer significant liquidated damages for the volumes we have contractually committed, face additional risks resulting from our failure to meet customers’ demand and significantly impair our plans for entering the large-scale commercial and utility-scale power plant markets in the United States and our plans for growth in that market. Delays in the ramp up of our production capacity may also delay or prevent us from achieving our target cost reductions.
The Company is considering adding incremental capacity for the manufacture of Maxeon 7 products rather than retrofitting existing lines. The Company is considering adding this incremental capacity at one of its Philippines cell manufacturing facilities that is currently not in use. We are currently in the process of making the necessary preparations for this capacity expansion and have reserved a portion of our 2023 planned capex for that purpose. We have also announced plans to deploy a multi-GW factory in the United States to manufacture solar products for both the DG and utility-scale power plant markets, contingent upon us securing the necessary funding and other factors beyond our control. If we are able to secure the necessary funding, to the extent we are delayed in our projected production schedule, or fail to achieve our projected production volumes, our plans for the manufacture of Maxeon 7 products or growth in the United States market may be significantly impaired.
Our manufacturing activities and execution of our manufacturing expansion plans require significant management attention, significant capital expenditures and substantial engineering expenditures.
The success of our manufacturing operations and execution of our manufacturing expansion plans is subject to significant risks including:
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
•impacts that may arise from, and actions taken in response to, natural disasters, epidemics or pandemics, including the temporary idling of our solar cell and module production lines located at our manufacturing facilities in Malaysia, Mexico and the Philippines, and the facilities of our Huansheng JV in China;
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
Any of these or similar difficulties may unexpectedly delay or increase costs of our supply of solar cells or costs of execution of our manufacturing expansion plans or delay or prevent us from achieving target cost reductions.

A disruption in our supply chain for silicon wafers could interrupt or impair our ability to manufacture solar cells and modules, including for the United States market, and could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.

A key raw material used in our solar cell and module production process is polysilicon. Xinjiang is the source of a significant percentage of the world’s supply of polysilicon; however in the United States and certain other countries, laws have been enacted or proposed which effectively prohibit imports of any goods made in, or incorporating material made in, Xinjiang, including for example, the Uyghur Forced Labor Prevention Act which went into effect in the United States on June 21, 2022.

The PRC government has denied the allegations of forced labor in Xinjiang and in June 2021, the PRC government passed the Anti-Foreign Sanctions Law, allowing Chinese authorities to enact countermeasures on entities they believe have harmed China. While the Company is not subject to such countermeasures, this affected the global supply of polysilicon and silicon wafers as there are a limited number of third-party suppliers globally that are able to supply polysilicon sourced that can be verified as not being associated with inputs from Xinjiang.

The Company purchases silicon wafers for use in the manufacture of its solar cells and modules. See “Item 7.B. Related Party Transactions – Agreements with TZE - Silicon Wafer Master Supply Agreement.” The Company is committed to maintaining compliance with all applicable laws and regulations and hence it is limited to working with third party suppliers of silicon wafers made from polysilicon sourced outside of Xinjiang and not otherwise made with inputs from forced labor.

Given the scarcity of polysilicon which has been sourced from outside of Xinjiang, its price has remained high even though the global supply of polysilicon has increased significantly, and the average price of polysilicon has decreased.

The Company may also experience interruption to its supply of silicon wafers due to, amongst other reasons:

•such third party suppliers may not be able to meet our production needs consistently or on a timely basis;

•compared with us, some of our competitors who also purchase polysilicon or silicon wafers from our suppliers have longer and stronger relationships with, and have greater buying power and bargaining leverage over, some of our key suppliers;

•such third party suppliers of silicon wafers may not be able to themselves source polysilicon from outside of Xinjiang, on commercially reasonable terms or at all;

•such third party suppliers may not be able to provide us sufficient verifiable information for us to be able to prove to authorities in the United States or elsewhere that the sources of our silicon wafers are compliant with applicable laws and regulations; and

•our supply of silicon wafers is subject to the business risk of our suppliers, and one or more of which could go out of business for reasons beyond our control.

Our failure to obtain the required amounts of silicon wafers incorporating polysilicon that meets our requirements, in a timely manner and on commercially reasonable terms, could increase our manufacturing costs and substantially limit our ability to meet our contractual obligations to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, ability to retain customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. Furthermore, our failure to obtain sufficient would result in under-utilization of our production facilities and an increase in our marginal production costs. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.
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
We have significant sales globally, and we are exposed to movements in foreign exchange rates, primarily related to sales to European customers that are denominated in Euros. Depreciation of the Euro would adversely affect our margins on sales to European customers. In addition, we have manufacturing operations in Malaysia, Mexico and the Philippines, and are subject to the risks of the respective currency fluctuations of these countries as we purchase supplies and incur other operational expenses in local currencies. We also purchase Performance line solar panels from our Huansheng JV in China for which the expenses are denominated in currencies other than the U.S. dollar. When foreign currencies appreciate against the dollar, inventories and expenses denominated in foreign currencies become more expensive. An increase in the value of the dollar relative to foreign currencies could make our solar power products more expensive for international customers, thus potentially leading to a reduction in demand, and impacting our sales and profitability. As a result, substantial unfavorable changes in foreign currency exchange rates could have a material and adverse effect on our financial condition and results of operations. Although we seek to reduce our currency exposure by engaging in hedging transactions where we deem it appropriate, we do not know whether our efforts will be successful. Because we hedge some of our expected future foreign exchange exposure, if associated revenues do not materialize, we could experience losses. In addition, any break-up of the Eurozone could disrupt our sales and supply chain, expose us to financial counterparty risk, and materially and adversely affect our results of operations and financial condition.
We are exposed to interest rate risk because many of our customers depend on debt financing to purchase our solar power systems. Additionally, due to recent increases in inflation, certain governmental authorities responsible for administering monetary policy have recently increased, and are likely to continue to increase, applicable central bank interest rates. For example, U.S. Federal Reserve raised various interest rates during 2022 including US Federal Reserve Interest on Reserve Balances to 4.4 percent effective December 15, 2022. An increase in the benchmark rate would result in an increase in market interest rates. An increase in interest rates could make it difficult for our customers to obtain the financing necessary to purchase our solar power systems on favorable terms, or at all, and thus lower demand for our solar power products, reduce revenue and adversely affect our operating results. An increase in interest rates could lower a customer’s return on investment in a system or make alternative investments more attractive relative to solar power systems, which, in each case, could cause our customers to seek alternative investments that promise higher returns or demand higher returns from our solar power systems, which could reduce our revenue and gross margin and adversely affect our operating results. Our interest expense would increase to the extent interest rates rise in connection with our variable interest rate borrowings. If in the future we have a need for significant borrowings and interest rates increase, our cost of capital would increase which may lower our margins. Conversely, lower interest rates have an adverse impact on our interest income.
We may be unable to successfully implement price increases to offset inflation and, as a result, our businesses and financial position and results of operations could be adversely affected.

We have experienced rising inflationary pressures since 2021. Cost inflation, including increases in ocean container rates, raw material prices, labor rates, energy and domestic transportation costs threaten to impact our profitability and our ability to recover these cost increases through price increases may continue to lag, resulting in downward pressure on our margins. To date, our cost of revenue for our solar power products has been negatively impacted by the increase in cost of certain raw materials such as glass, silicon, and aluminum. In certain of our supply agreements, including the 2024/2025 Supply Agreement with SunPower, we have introduced an indexed pricing provision that tracks five production commodities: polysilicon, aluminum, glass, transpacific container freight, and crude oil (the “indexed pricing provision”). Under this contractual provision, the final price paid for the modules may be adjusted if actual commodities’ prices as published in the identified indices on the first calendar day of the prior quarter differ from agreed baseline values. Subject to an agreed allowance for any commodity price fluctuations, the negative impact to our cost of revenue by cost inflation would be reduced as higher commodity pricing will require the final module price to be adjusted higher; while lower commodity pricing will require a discount to the final module price. We and our counterparties to these supply agreements have the right to elect to terminate the supply agreement for convenience without penalty or damages if the adjustments to the module price exceed an agreed threshold. We will only be able to realize the benefits of this indexed pricing provision if our costs for the raw materials track the values of such commodities in the identified indices closely. If we incur costs for raw materials that significantly exceed the values of the commodities in the identified indices, we may not be able to recover our costs to the extent that they exceed such values in the identified indices. There can be no assurance that in circumstances where adjustments to the module price exceed an agreed threshold, we will be willing or able to reach an agreement on pricing with our counterparty and avoid termination of the supply agreement. Should any of these supply agreements be terminated, our businesses and financial position and results of operations could be adversely affected.
Under the 2022/2023 Supply Agreement, as amended, fixed pricing was established for 2022 and updated for 2023, and either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. The 2024/2025 Supply Agreement contains the indexed pricing provision described above. In the event that adjustments to the final module price result in an increase in or discount to the final module price above certain thresholds, we or SunPower, as the case may be, may have a right to elect to terminate the 2024/2025 Supply Agreement for convenience without penalty or damages subject to certain terms and conditions. Should this occur, there can be no assurance that we will be able to reach an agreement on pricing with SunPower and should either SunPower Supply Agreement be terminated, our businesses and financial position and results of operations could be adversely affected. See “Risk Factors – Risks Related to Our Operations - We derive a significant portion of our revenues from our largest customers and are subjected to concentration of credit risk.” Any price increases we undertake are also limited by the selling prices of our competitors, and as our selling prices are currently already higher than a number of our competitors, it would be challenging to further increase our pricing whilst still maintaining our competitiveness. Any attempts to offset cost increases with price increases may also result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation. Conversely, while any increase in electricity rates as a result of inflationary pressures could cause our products to become more competitive by comparison, there is no assurance that this will result in a corresponding positive impact on our revenue.
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
We depend on our Huansheng JV for a portion of our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.

We rely upon our Huansheng JV for a portion of our Performance line modules. Huansheng operates as a standalone entity and we have significantly less oversight and control over its assembly and testing capacity, delivery schedules, quality assurance, manufacturing yields and production costs than if we operated as a vertically integrated business. With a single supply source other than our own production, we are more exposed to risks relating to costs, quality control and supply chain management than if we sourced from multiple suppliers. If the operations of our joint venture were disrupted or its financial stability impaired, or if it was unable or unwilling to devote supply to us in a timely manner, or at competitive prices, our costs could be impacted and our business could suffer. Events that disrupt production include the recent polysilicon plant fires, flooding and COVID-19 that impacted the overall supply of raw materials and components. This disruption in the supply chain has resulted in risks of delays in the delivery of goods, stoppage of delivery and raised prices for the solar industry at large. The increase in prices of raw materials such as aluminum, glass and silicon, as well as module-supply from Huansheng as a result of raw materials price increase increased our costs and diminished our profitability, and had a material and adverse effect on our financial condition and results of operation. The impact of this disruption is compounded by the effects of COVID-19 on supply chains generally. See the Risk Factor titled “The COVID-19 pandemic has had an adverse impact on, and may continue to adversely impact, our business, operations, and financial performance, as well as on the business operations and financial performance of many of our suppliers, dealers and customers. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position, and the achievement of our strategic objectives.”. Currently, we are unable to foresee the extent of the impact such measures will have on our business, financial condition and results of operations or for how long such measures will be implemented by the PRC governments. We will continue to assess the situation and take steps as necessary to lessen the impact of these measures on our business. We also risk customer delays resulting from an inability to move module production to an alternate provider, and it may not be possible to obtain sufficient capacity or comparable production costs at another facility in a timely manner. In addition, migrating our design methodology to third-party contract manufacturers or to a captive panel assembly facility could involve increased costs, resources and development time, and utilizing third-party contract manufacturers could expose us to further risk of losing control over our intellectual property and the quality of our solar panels. Any reduction in the supply of solar panels could impair our revenue by significantly delaying our ability to ship products and potentially damage our relationships with new and existing customers, any of which could have a material and adverse effect on our financial condition and results of operation.
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
Our manufacturing facilities are located in Malaysia, Mexico and the Philippines, and our Huansheng JV operates in China. Any significant epidemic or pandemic (including the ongoing COVID-19 pandemic), earthquake, flood, or other natural disaster in these countries or countries where our suppliers are located could materially disrupt our operations and/or our production capabilities, could result in damage or destruction of all or a portion of our facilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our products and services. For example, ash and debris from volcanic activity at the Taal Volcano in the Philippines forced closures and evacuations of nearby areas in January 2020 and impacted our employees. In addition, certain modified business practices taken in response to the COVID-19 pandemic have affected our ability to conduct our business operations around the globe. Over the course of 2022, different variants of COVID-19, including the Delta variant and the Omicron variant of the COVID-19 virus, have led to increased incidence of COVID-19 around the world prompting continued quarantine measures. Given that our Huansheng JV operates in China, we have been subject to disruptions in our operations and supply chain as a result of COVID-19 related disruptions in China. There is no assurance that future outbreaks of COVID-19 will not materially impact our manufacturing operations in the future. See the Risk Factor titled “The COVID-19 pandemic has had an adverse impact on, and may continue to adversely impact, our business, operations, and financial performance, as well as on the business operations and financial performance of many of our suppliers, dealers and customers. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position, and the achievement of our strategic objectives.”
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
We use, generate and discharge toxic, volatile, and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities and are subject to extensive environment laws and regulations at the international level. These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management, and disposal of hazardous materials and wastes, the cleanup of contaminated sites, and occupational health and safety. As we operate in jurisdictions worldwide, our environmental compliance burden may continue to increase both in terms of magnitude and complexity. We have incurred and may continue to incur significant costs in complying with these laws and regulations if we cannot secure a waiver therefrom. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to, among other matters, potentially significant monetary damages and fines or liabilities or suspensions in our business operations. In addition, if more stringent laws and regulations are adopted (and we cannot get a waiver therefrom), the costs of compliance with these new laws and regulations could be substantial. For example, the U.S. Securities and Exchange Commission has proposed climate change disclosure rules that, if adopted, would impact disclosures U.S. publicly listed companies would have to make in accordance with Sections 13(a) and 15(d) of the Exchange Act. If we fail to comply with present or future environmental laws and regulations, we may be required to pay substantial fines, suspend production or cease operations, or be subjected to other sanctions.
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
From time to time, we, our customers, or our third parties with whom we work may receive letters, including letters from other third parties, and may become subject to lawsuits with such third parties alleging infringement of their patents or other intellectual property rights. Additionally, we are required by contract to indemnify some of our customers and our third-party intellectual property providers for certain costs and damages of patent infringement in circumstances where our products are a factor creating the customer’s or these third-party providers’ infringement liability. This practice may subject us to significant indemnification claims by our customers and our third-party providers. We cannot assure investors that indemnification claims will not be made or that these claims will not harm our business, operating results or financial condition. Intellectual property litigation is very expensive, unpredictable and time-consuming, could divert management’s attention from our business, and could have a material adverse effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, our customers or our third-party intellectual property providers, we may be required to pay substantial damages to the party claiming infringement, stop making, using, selling, importing or exporting products or technology that contain the allegedly infringing intellectual property, remove such products or technology from use, or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Any judgments requiring equitable or legal remedies could materially damage our business. We may have to develop non-infringing technology, and our failure in doing so or in obtaining licenses to the proprietary rights on a timely basis could have a material adverse effect on our business, financial condition and results of operations.
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
Our business is subject to a variety of U.S. and foreign data protection regulations regarding personal data, privacy, and related matters.
We are subject to U.S. and foreign data protection regulations, including laws, rules, policies, and other obligations, relating to the collection, use, retention, security, and transfer of the personal data or personally identifiable information (collectively, “PII”) of data subjects, including our customers, end-users of our products, employees and other third parties with whom we interact. We are subject to a variety of data protection regulations, including the European Union’s General Data Protection Regulation (“GDPR”), the California Consumer Privacy Act (“CCPA”), the Personal Data Protection Act of Singapore, the Data Privacy Act in the Philippines, the Personal Data Protection act in Malaysia, and the Privacy Act in Australia.
These data protection regulations apply to various activities relating to the PII, including third-party transactions, international transfers, transfers between one company and its subsidiaries, and transfers among the subsidiaries and other parties with which we have commercial relations. The introduction of new products or expansion of our activities, including PII data processing, in certain jurisdictions may subject us to additional requirements under the data protection regulations. Some data protection regulations, such as the GDPR, can be more restrictive than others. Data protection regulations are constantly evolving and can be subject to significant change, and we may be subject to future data protection regulations. In addition, the application and interpretation of the data protection regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently by data protection authorities and inconsistently with our current policies and practices. Existing, proposed and future data protection regulations could be costly to comply with and could delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, require significant changes to our products or business activities, and subject us to inquiries or investigations, claims or other remedies, including fines, which may be significant, or demands that we modify or cease existing business practices, including subject product or service offerings.
A failure by us, our suppliers, or other parties with whom we do business to comply with data protection regulations, data processing agreements, or privacy policies could result in proceedings against us by governmental entities, individual data subjects or others, which could have a material and adverse effect on our business, results of operations, and financial condition.
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
We may not be able to prevent others from using trademarks in connection with their solar power products, which could adversely affect the market recognition of our name and our revenue, profits and cash flows.
We hold registered trademarks for MAXEON, SUNPOWER and other marks in certain countries, including, in the case of MAXEON, the United States. We have not registered, and may not be able to register, trademarks in important or valuable countries. In jurisdictions where we are unable to obtain or have not tried to obtain registrations, others may sell or advertise products (or engage in other activities) using trademarks or brands that compromise, mimic, copy, incorporate or are similar to our trademarks or brands, which could lead to customer confusion and impact our business. In addition, if there are jurisdictions where another proprietor has already established trademark rights that conflict with our rights, interests or activities, then we may face trademark disputes and we may have to market our products with other trademarks or without our existing brands or trademarks, which may undermine our marketing efforts. In addition, we may have difficulty in establishing strong brand recognition with consumers if others use similar marks for similar products.
Pursuant to a brand framework agreement with SunPower, SunPower assigned to us the non-U.S. SUNPOWER trademarks and SunPower retained ownership of its SUNPOWER trademarks in the U.S. and a limited license to the SUNPOWER trademarks in Canada. We market solar panels under the SUNPOWER or MAXEON brand based on our trademark rights and agreements with SunPower. We face risks of such products being negatively associated with the SUNPOWER or MAXEON brand if any negative publicity were to be incurred against these brands, including negative publicity that is not within our control or based on our activities.
Risks Related to Cybersecurity
We may be subject to breaches of information technology systems utilized by us or our suppliers, vendors, customers and other third parties with whom we conduct business, which could impact our business or our business data, lead to disclosure of our internal information, damage our reputation or relationships with suppliers or customers, disrupt access to our online services, and impact our operations. Such breaches could subject us to significant reputational, financial, legal, and operational consequences.
Our business requires us to use, store, and share with certain third parties with whom we conduct business confidential and proprietary information, intellectual property, commercial banking information, information and personal data concerning customers, end users, employees, and business partners, and corporate information concerning internal processes and business functions. Malicious attacks to gain access to such information affects many companies across various industries, including ours.
In many instances, we use encryption and authentication technologies to secure the transmission and storage of data, and multi-factor authentication to access certain systems. These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularity or malicious effort, and result in persons obtaining unauthorized access to our data.
We devote resources to network security, data encryption, access control, and other security measures to protect our systems and data, but these security measures cannot provide absolute security. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, target end users through phishing, social engineering, and other malicious techniques, and/or may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventative measures. As a result, we have experienced breaches of our systems in the past, and we may experience a breach of our systems in the future that reduces our ability to protect sensitive data. In addition, hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities or the systems or facilities of third parties with whom we conduct business through fraud, trickery or other forms of deceiving team members, contractors and temporary staff. If we or a third party with whom we conduct business experience, or are perceived to have experienced, a significant data security breach, fail to detect and appropriately respond to a significant data security breach, or fail to implement disclosure controls and procedures that provide for timely disclosure of data security breaches deemed material to our business, including corrections or updates to previous disclosures, we could be exposed to a risk of loss, increased insurance costs, remediation and prospective prevention costs, damage to our reputation and brand, litigation and possible liability, or government enforcement actions, any of which could detrimentally affect our business, results of operations, and financial condition.
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
As a result of the COVID-19 pandemic, the vast majority of our employees who are capable of performing their function remotely have adopted a hybrid work arrangement., which may exacerbate the aforementioned cybersecurity risks. See the Risk Factor titled “The COVID-19 pandemic has had an adverse impact on, and may continue to adversely impact, our business, operations, and financial performance, as well as on the business operations and financial performance of many of our suppliers, dealers and customers. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position, and the achievement of our strategic objectives. ”
We may be subject to information technology system failures or network disruptions that could damage our business operations, financial conditions, or reputation.
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
Risks Related to the Ownership of Our Shares
TotalEnergies’s and TZE’s significant ownership of our shares may adversely affect the liquidity and value of our shares.
As of January 1, 2023, TotalEnergies (as defined under “Item 4.A. History and Development of the Company”) and its affiliates own approximately 24.4% of the voting power of outstanding Maxeon shares and TZE owns approximately 24.0% of the voting power of outstanding Maxeon shares. At their current shareholding, TotalEnergies and TZE possess significant influence and control over our affairs. On August 17, 2022, we issued our 2027 Notes, all of which were initially purchased by TZE. To the extent TZE converts the 2027 Notes held by it into Maxeon shares, then its voting power of the outstanding Maxeon shares, and its already significant influence over our affairs, in particular, will increase. TotalEnergies and/or TZE may have different interests than other Maxeon shareholders on matters which may affect our operational and financial decisions. As long as each of TotalEnergies and TZE own a significant percentage of our shares, the ability of our other shareholders to influence matters requiring shareholder approval will be limited. On November 1, 2022, TotalEnergies filed a Schedule 13D/A indicating that they have classified the Maxeon shares which they hold as “held-for-sale” for financial reporting purposes based on, among other things, TotalEnergies’ management’s plan to sell such shares in one or more transactions within twelve months of the issuance of the financial statements of the TotalEnergies’group (the “TotalEnergies’ Future Share Divestment”). In the event that TotalEnergies elects to sell its shares to a single purchaser, that purchaser would possess similarly significant influence and control over our affairs. Among other things, TotalEnergies and/or TZE’s influence could delay, defer or prevent a sale of Maxeon that other shareholders support, or, conversely, this influence could result in the consummation of such a transaction that other shareholders do not support. This concentrated influence could discourage potential investors from seeking to acquire Maxeon shares and, as a result, might harm the market price of Maxeon shares.
If a substantial number of Maxeon shares become available for sale and are sold in a short period of time, the market price for our shares could experience volatility and/or decline.
Each of TotalEnergies and TZE have the ability to sell a substantial number of Maxeon shares. We filed a registration statement on Form F-3 (File No. 333-268309), which was declared effective on November 23, 2022, pursuant to which each of TotalEnergies and TZE may offer and re-sell the Maxeon shares which they own and the Maxeon shares which may be issued on conversion of the 2027 Notes including ordinary shares issuable upon conversion of any PIK Notes (as defined herein) or, subject to certain conditions, by directly issuing ordinary shares in lieu of cash payment of interest (“Interest Payment Ordinary Shares”), assuming payment of all amounts due with respect to the remaining 4.0% of interest payable as payable-in-kind interest or as Interest Payment Ordinary Shares. If our existing significant shareholders sell substantial amounts of Maxeon shares in the market, including pursuant to the TotalEnergies’ Future Share Divestment, the market price of Maxeon shares could decrease significantly. The disclosure of the TotalEnergies’ Future Share Divestment and any perception in the market that our other existing significant shareholders might sell shares could also depress our share price. A decline in the price of Maxeon shares may impede our ability to raise capital through the issuance of additional shares or other equity securities.
Your percentage ownership in Maxeon may be diluted in the future.
In the future, we may issue additional shares in connection with capital markets transactions, acquisitions or otherwise, including equity awards that we will be granting to our directors, officers and employees and conditional capital we hold for purposes of our employee participation plans. For instance, in April 2021, pursuant to the TZS Private Placement (as defined under “Item 4.A. History and Development of the Company”), Maxeon sold to TZE 1,870,000 ordinary shares at $18.00 per share. See “Item 5.B. Liquidity and Capital Resources - Current Sources of Liquidity and Capital Resources.”
The conversion of some or all of the Green Convertible Notes and the 2027 Notes will dilute the ownership interests of existing shareholders. In particular, to the extent TZE SG continues to hold all or a portion of the 2027 Notes, upon the conversion of such notes, TZE SG may receive additional Maxeon shares pursuant to the terms of 2027 Notes thereby increasing its ownership interests and voting power, which will consequently dilute the ownership interests of other, existing shareholders. See “—TotalEnergies’s and TZE’s significant ownership of our shares may adversely affect the liquidity and value of our shares.” Additionally, in connection with the Green Convertible Notes, Maxeon granted to TZE SG an option to purchase an amount of Maxeon shares that would allow TZE SG to maintain its percentage ownership of outstanding Maxeon shares following any conversion of the Green Convertible Notes as compared to its percentage ownership existing immediately prior to any such conversion. See “Item 7.B. Related Party Transactions—Dilution Protection Agreement.” Any sales in the public market of the shares issuable upon conversion of the Green Convertible Notes and the 2027 Notes could adversely affect prevailing market prices of our shares. In addition, the existence of the Green Convertible Notes and the 2027 Notes may encourage short selling by market participants because the conversion of the Green Convertible Notes and/ or the 2027 Notes could depress the price of our shares.
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
We may issue additional equity, equity-linked or debt securities for a number of reasons, including to finance our operations and business strategy (including in connection with expansion of our manufacturing capacity, acquisitions, strategic collaborations or other transactions), to satisfy our obligations for the repayment of existing indebtedness, to adjust our ratio of debt to equity, or for other reasons. Any future issuances of equity securities or equity-linked securities could substantially dilute the interests of our existing shareholders and may materially and adversely affect the price of Maxeon shares. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, may have on the market price of Maxeon shares. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future.
The market price for Maxeon shares has been, and may in the future continue to be, volatile.
The market price for Maxeon shares has been highly volatile and subject to wide fluctuations. During the period from August 26, 2020, the first day on which Maxeon shares were listed on NASDAQ, until January 1, 2023, the market price of Maxeon shares ranged from $7.48 to $57.97 per share. The market price of Maxeon shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the factors discussed in this risk factors section and the following:
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
•sales or perceived sales of additional shares or Green Convertible Notes or 2027 Notes;
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
On some occasions, our stock price may be, or may be purported to be, subject to “short squeeze” activity. A “short squeeze” is a technical market condition that occurs when the price of the stock increases substantially, forcing market participants who have taken a position that its price would fall (i.e. who had sold the stock “short”), to buy it, which in turn may create significant, short-term demand for the stock not for fundamental reasons, but rather due to the need for such market participants to acquire the stock in order to forestall the risk of even greater losses. A “short squeeze” condition in the market for a stock can lead to short-term conditions involving very high volatility and trading that may or may not track fundamental valuation models. Market disruptions such as the various U.S. key market-wide circuit breakers since March 9, 2020 triggered by concerns over economic slowdown led to historic drops for the U.S. capital markets. These market fluctuations may also have a material adverse effect on the market price of our shares. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we become involved in similar securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, prospects, financial condition and results of operations.
In addition, the stock market in general, and NASDAQ and the securities of technology companies and solar companies in particular, have experienced severe price and volume fluctuations. These trading prices and valuations, including our own market valuation and those of companies in our industry generally, may not be sustainable. These broad market and industry factors may decrease the market price of our shares, regardless of our actual operating performance. Because the Green Convertible Notes and 2027 Notes are convertible into our shares (and/or cash equivalent to the value of our shares), volatility or depressed share prices could have a similar effect on the trading price of the Green Convertible Notes and 2027 Notes.
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
In particular, we follow home country requirements instead of NASDAQ requirements otherwise applicable to U.S. companies regarding:
•NASDAQ’s requirement that a majority of the Maxeon Board be “independent” as defined by the NASDAQ rules. Singapore law does not impose a similar requirement.
•NASDAQ’s requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. Singapore law does not impose a similar requirement and our Constitution provides that two members of Maxeon present shall constitute a quorum for a general meeting.
•NASDAQ’s requirement that all members of our Compensation Committee be “independent” as defined in the NASDAQ rules. While the Maxeon Board has established a Compensation Committee, Singapore law does not require us to maintain such a committee and does not require a majority of such committee to be independent directors. Similarly, Singapore law does not require that we disclose information regarding third-party compensation of our directors or director nominees.
•NASDAQ’s requirement that our Nominating and Corporate Governance Committee be “independent” as defined in the NASDAQ rules. Singapore law does not require a Nominating and Corporate Governance Committee to be comprised entirely of independent directors, and nominations of persons for election to the Maxeon Board will be recommended by our Nominating and Corporate Governance Committee whose members are not all independent directors as defined by the NASDAQ rules.

•NASDAQ’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. Approval, if granted, shall continue in force until the earlier of:
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
We became a foreign private issuer as of the date of the Spin-off and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our status as a foreign private issuer, either (a) a majority of our shares must be directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If pursuant to the TotalEnergies Future Share Divestment or sales of our shares by any of our other existing significant shareholders, the majority of our shares are no longer directly or indirectly owned of record by non-residents of the United States, and we are unable to meet any of the other requirements to qualify as a foreign private issuer, then we will lose our foreign private issuer status.
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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NASDAQ on which Maxeon shares are traded and other applicable securities rules and regulations. The Securities and Exchange Commission (the “SEC” or the “Commission”) and other regulators have and continue to propose and adopt new rules and regulations and make additional changes to existing regulations that require our compliance. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate. For example on December 14, 2022, the SEC adopted amendments to Rule 10b5-1 under the Exchange Act. The amendments add new conditions for the availability of the affirmative defense to insider trading liability provided by the use of 10b5-1 plans. In addition, on March 21, 2022 the SEC proposed rule changes that would require registrants to include certain climate-related disclosures in their registration statements and periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements. Finally, NASDAQ listed companies are now required to comply with the NASDAQ board diversity disclosure rules. We anticipate that we will incur considerable costs and expenses associated with complying with the proposed climate-related rules if they are adopted by the SEC, as well as other rules and regulations implemented by the SEC and the NASDAQ, particularly if we no longer qualify as a “foreign private issuer.” We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, while also diverting some of management’s time and attention from revenue-generating activities. Furthermore, these rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. If we fail to comply with these rules and regulations, we could be subject to a number of penalties, including the delisting of our Maxeon shares, fines, sanctions or other regulatory action or civil litigation.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our shares.
Based upon, among other things, the nature of our business, the current and anticipated valuation of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended January 1, 2023 and we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will generally be a PFIC for any taxable year if either (i) at least 75.0% of its gross income for such year is passive income or (ii) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our shares, fluctuations in the market price of the shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. federal income tax implications, see “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”
Risks Related to Doing Business in China
Uncertainties with respect to the PRC legal system, which continues to evolve, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice, could materially and adversely affect us.

We participate in panel manufacturing operations through our Huansheng JV in China with TZE. These operations are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises and joint venture companies. In addition, the corporate governance and business activities of Huansheng JV are subject to the general PRC company law and contract law, respectively.
The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system is still developing, the implementation and enforcement of many laws, regulations and rules may be inconsistent, which may limit legal protections available to us, especially under the international legal framework. Changes in PRC law could negatively affect our current agreements and important business rights including use of our intellectual property, our capacity allocation rights and our exclusive territorial sales rights. In addition, any litigation in China may be protracted and may result in substantial costs and divert our resources and the attention of our management.
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
We conduct limited operations in China with about 45 employees as of January 1, 2023, and participate in panel manufacturing operations through our Huansheng JV with TZE, and generated revenues from sales in PRC of $20.3 million for the fiscal year ended January 1, 2023, which represents 1.9% of our total revenue for the period. There is a risk that the PRC government may intervene or negatively influence our operations at any time. While we believe that the recent statements or regulatory actions by the relevant organs of the PRC government, including statements relating to the PRC Data Security Law, the Draft Measures, the PRC Personal Information Protection Law, guidance related to capital raising outside of the PRC through VIEs as well as the anti-monopoly enforcement actions, should not have any material adverse impact on our ability to conduct our existing business operations, there is no guarantee that this will continue to be the case or that the PRC government will not seek to intervene or negatively influence the operations of our Huansheng JV or our operations at any time. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations. We cannot predict the extent of such impact if such events were to occur.
Changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect our competitive position.
We conduct operations in China through our participation in panel manufacturing operations through our Huansheng JV in China with TZE. In addition, a portion of our sales are made in China and our revenue generated from sales in China was $20.3 million for the fiscal year ended January 1, 2023, representing 1.9% of our total revenue for period.
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

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government, including at both the national and local levels, has exercised and continues to exercise substantial control over virtually every sector of the PRC economy via regulation and state ownership. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy,limiting financing options of private businesses, controlling energy consumption and providing preferential treatment to particular industries or companies. With respect to the COVID-19 pandemic, the PRC Government implemented stringent containment measures in an effort to control the outbreak in line with its “Dynamic Zero-COVID” policy, including businesses and public service closures, transport suspension and periodic lockdowns in various cities and regions across China. More recently, the PRC Government has relaxed its “Dynamic Zero-COVID” policy and a relaxation of these containment measures has led to a spike in infection in the community. These changes in implementation of the PRC Government’s “Dynamic Zero-COVID” policy have led to fluctuations of labor due to infections and previously, travel and other restrictions and shipment delays due to transportation interruptions. See “We depend on our Huansheng JV for our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.”
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

Allegations of forced labor, the implementation of laws both recently enacted and proposed against the use of forced labor, and customer sentiment as a result of this issue, could have an adverse impact on our business.

Measures addressing the use of forced labor in the global solar supply chain by the United States and other countries are disrupting global solar supply chains and our operations could be adversely impacted. The Uyghur Forced Labor Prevention Act, in effect in the United States from June 21, 2022 creates a rebuttable presumption that imports of any goods made either wholly or in part in Xinjiang have been produced with forced labor. That presumption is rebuttable if the U.S. Customs and Border Protection (“CBP”) determines, based on “clear and convincing evidence”, that the goods in question were not produced “wholly or in part by forced labor”, and submits a report to the U.S. Congress setting out its findings. Polysilicon has been identified as a high priority for the CBP, with other critical inputs including aluminum coming under scrutiny.

Other jurisdictions have also been enacting similar legislation, or are in the process of doing so. For instance, Germany’s Supply Chain Due Diligence Act forbidding forced labor in supply chains went into effect on January 1, 2023. The European Union and Australia both have legislative initiatives to ban importation of goods produced with forced labor underway, with the European Commission publishing a legislative proposal to ban products made with forced labor on September 14, 2022 and Australia expected to update its Modern Slavery Act in 2023.

Maxeon maintains policies and procedures, including conducting due diligence and audits on suppliers (and their suppliers throughout the supply chain to the original source of the raw materials to the extent practicable) to maintain compliance with all relevant laws and regulations, and is, to its knowledge, in compliance with all applicable laws. Our supply chain mapping has not identified any source or supplier from the Xinjiang region.

However, these laws may impact Maxeon’s imports into the United States and elsewhere as the standards applied are evolving, raising new challenges for traceability and compliance throughout complex supply chains.

Allegations of forced labor may also affect customer sentiment and tarnish the reputation of the solar industry as a whole and thereby have an adverse effect on our business. Our due diligence procedures for our suppliers are regularly reviewed, and form the basis of our belief that our solar products are not produced with forced labor. If, despite these procedures, allegations of forced labor are made against our solar products, this may impact Maxeon’s imports into the United States and elsewhere, tarnish our reputation and adversely impact our business.
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

Immediately after the Distribution and pursuant to the terms of the Investment Agreement dated November 8, 2019 (the “Investment Agreement”), Maxeon and TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.), a PRC joint stock limited company (“TZE”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“TZE SG”) and an affiliate of TZE, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares (the “TZE Investment”).TZE Investment, TotalEnergies Solar INTL SAS (“TotalEnergies Solar”), TotalEnergies Gaz Electricité Holdings France SAS, (“TotalEnergies Gaz”, with TotalEnergies Solar, each an affiliate of TotalEnergies SE and collectively “TotalEnergies”),as holders of record of SunPower’s common stock, were issued Maxeon’s shares by way of pro rata distribution.
In connection with the TZE Investment, Maxeon, TotalEnergies Solar, TotalEnergies Gaz, and TZE SG, entered into a Shareholders Agreement relating to certain rights and obligations of each of TotalEnergies and TZE SG bearing on Maxeon’s governance and the ability of TotalEnergies and TZE SG to buy, sell or vote their Maxeon shares. At the closing of the TZE Investment, Maxeon also entered into a Registration Rights Agreement with TotalEnergies and TZE SG, granting each of the shareholders certain registration rights with regard to their Maxeon shares.
On July 17, 2020, Maxeon issued $200.0 million aggregate principal amount of its Green Convertible Notes (as defined under “Item 5.B. Liquidity and Capital Resources”). Upon satisfaction of the relevant conditions, the Green Convertible Notes will be convertible into Maxeon shares at an initial conversion price of $18.19 per share and an initial conversion rate of 54.9611 Maxeon shares per $1,000 principal amount of Green Convertible Notes. The conversion rate and conversion price will be subjected to adjustment in specified circumstances. We will settle conversions by paying or delivering, as applicable, cash, Maxeon shares or a combination of cash and Maxeon shares, at our election. For more information, see “Item 5.B. Liquidity and Capital Resources - Current Sources of Liquidity and Capital Resources”.
In April 2021, the Company completed an offering of $125.0 million of ordinary shares at a public offering price of $18.00 per share. In April 2021, pursuant to a stock purchase agreement, dated April 13, 2021, with an affiliate of TZE, the Company also sold to TZE 1,870,000 ordinary shares at a price of $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “TZE Private Placement”). As of January 1, 2023, TotalEnergies’s and TZE SG’s ownership of the Maxeon outstanding shares was approximately 24.4% and 24.0%, respectively.

On August 17, 2022, we issued our 2027 Notes, all of which were initially purchased by TZE SG. To the extent some or all of the 2027 Notes held by TZE SG are converted into Maxeon shares or we directly issue ordinary shares in lieu of interest cash payment in accordance with the terms of the 2027 Notes, TZE has a beneficial ownership interest in 19,734,322 ordinary shares which includes 10,785,692 outstanding ordinary shares beneficially owned by TZE following the consummation of the Spin-Off and the TZE SG Private Placement, and 8,948,630 ordinary shares issuable upon conversion of the 2027 Notes. The maximum number of ordinary shares issuable upon conversion of the 2027 Notes is 10,908,331 ordinary shares including 8,948,630 ordinary shares issuable upon conversion of the 2027 Notes and an additional 1,959,701 ordinary shares issuable upon conversion of PIK Notes or Interest Payment Ordinary Shares issuable in lieu of cash payment of interest, assuming payment of all amounts due with respect to the remaining 4.0% of interest payable as PIK Notes or as Interest Payment Ordinary Shares.
Principal Capital Expenditures
Our capital expenditures amounted to $63.3 million, $154.2 million and $27.7 million during fiscal years 2022, 2021 and 2020, respectively, primarily consisting of expenditures related to the expansion of our solar cell manufacturing and assembly capacity as well as our technology conversions. Our manufacturing and assembly activities have required and will continue to require significant investment of capital and substantial engineering expenditures. Our capital expenditures, which are subject to obtaining necessary board consents, are expected to be funded with cash from operations, financing, or other available sources of liquidity. We expect total capital expenditures ranging from $100 million to $120 million in fiscal year 2023. As of January 1, 2023, we had committed to capital expenditures of $54.8 million. The capital expenditures mainly relate to preparation for capacity expansion for our Maxeon 7 technology, completion of manufacturing capacity for Performance line panels to be sold in the U.S. market, completion of manufacturing capacity for our Maxeon 6 product platform, further developing Maxeon 7 technology and operating a pilot line, as well as various corporate initiatives. The above excludes capital expenditures in connection to the investment plan to deploy a multi-GW factory in the United States to manufacture solar products for both the DG and utility-scale power plant markets
Significant Acquisitions, Dispositions and other Events
In fiscal year 2017, SunPower entered into our Huansheng JV with TZE to manufacture Performance line products in China that constitute a part of the Maxeon Business and in 2021, we made certain amendments to the original transaction documents. For more information, see “Item 7.B. Related Party Transactions—Agreements with TZE—Agreements with TZE in Connection with the Huansheng JV.”
In September 2021, TZE made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV to facilitate the capacity expansion of Huansheng JV. The Company did not make a proportionate injection based on its equity interest in Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%. Consequently, we recorded a gain of $3.0 million related to the deemed disposal of the equity ownership, including $0.03 million relating to the recycling of other comprehensive income to profit or loss. The gain is presented within “Other, net” in our Consolidated and Combined Statements of Operations. As of January 1, 2023, TZE owns a 83.7% equity stake and we own a 16.3% equity stake in Huansheng JV.
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
4.B. BUSINESS OVERVIEW
Overview
Maxeon is one of the world’s leading global manufacturers and marketers of premium solar power technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels across six continents. Headquartered in Singapore, we manufacture our solar cells in Malaysia and the Philippines, assemble solar cells into panels in Mexico, Malaysia and China (through our Huansheng JV), and sell our products across more than 100 countries.
Our Markets
Solar has become one of the fastest growing renewable energy sources over the last few decades. According to a report from Wood Mackenzie dated December 7, 2022, through effective investments and projects, the solar market has achieved more than 1,100 GW of global installed capacity as of 2022, representing a compound annual growth rate of 30% since 2009.
As solar technology has developed, manufacturing costs have declined and performance has improved, although there were increases in manufacturing costs driven by higher freight rates and material costs over the course of 2021 and in the first half of 2022. Today, solar power, together with enhanced balance of system technology, has among the lowest levelized cost of energy (“LCOE”) of all major energy sources.

In the long term, market growth is expected to continue and even accelerate. According to a November 30, 2022 report by Bloomberg New Energy Finance (“BNEF”), by 2050, solar technology is expected to represent from

28% (net zero scenario) to 29% (economic transition scenario) of global electricity generation, with a balanced distribution among key regions worldwide—a significant increase compared to its current penetration of approximately 6% of global generation.
We believe the following factors have driven and will continue to drive demand in the global solar power industry, including demand for our products:
•solar generation costs have fallen to the point where solar power is one of the lowest-cost electricity sources on an LCOE basis in certain regions and is even considered by BNEF to be the lowest cost source in countries such as China, India, France, Japan, Australia, or Spain;
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
Our Business
We are one of the world’s leading global manufacturers and marketers of premium solar technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels supplying customers in more than 100 countries on six continents. We own and operate solar cell and panel manufacturing facilities located in Malaysia, Mexico and the Philippines and we participate in a joint venture for panel manufacturing in China with TZE. During fiscal year 2022, 40.3% of our revenue was attributable to the United States and Canada, 45.3% to EMEA, 13.5% to Asia Pacific and 0.9% to other markets.
Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line (formerly, “P-Series”) of shingled solar cells and panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well. During fiscal year 2022, 54.1% of our revenue was attributable to products in our Maxeon line and the other 45.9% was attributable to products in our Performance line. 84.9% of our revenue was attributable to DG applications and 15.1% attributable to power plant applications.
Our proprietary technology platforms, including the Maxeon line and Performance line, target distinct market segments, serving both the DG and power plant markets. This ability to address the full market spectrum allows us to benefit from a range of diverse industry drivers and retain a balanced and diversified customer base.
We believe that our Maxeon line of IBC technology stands apart from the competition in key categories which our customers value, including product efficiency, energy yield, reliability, safety and aesthetics. We believe the combination of these characteristics enables the delivery of an unparalleled product and value proposition to our customers. Our Maxeon line products use a unique cell architecture and advanced module materials to deliver nearly

20% more energy in any given amount of roof space over the first 25 years, as compared to conventional front-contact mono-PERC panels, and come with a leading warranty in the industry.
Our Performance line technology is designed to deliver higher performance compared with conventional panels. This is possible due to several patented features and improvements we have employed in our product. Some of the main differentiators from the competition for our shingled design is that in our design, standard mono-PERC cells are interconnected using electrically conductive adhesive instead of soldered metal ribbons. This technique greatly improves long-term durability, increases efficiency from reduced electrical resistance and less inactive white space between cells, and – when combined with novel electrical bussing – improves shade performance. In addition, our Performance line’s robust shingled cells and advanced encapsulant are highly resistant to thermal stresses, humidity, light and temperature-induced degradation (“LeTID”) and potential-induced degradation (“PID”).

We have begun manufacturing our high efficiency bifacial Performance line solar panels for the United States large-scale commercial and utility-scale power plant markets through conversion of our Malaysia and Mexico facilities. Our cumulative bookings to supply our Performance line solar panels for the United States large-scale commercial and utility-scale power plant markets is 4.2 GW extending into 2025 and uses substantially all of our Performance Line manufacturing capacity. In addition, one of our customers has the option, secured with a deposit, to purchase an additional 1.5 GW through 2027.
In December 2020, we introduced an AC version of our Maxeon product to the international marketplace. We already produce a similar product for SunPower’s use in North America. These modules combine a microinverter with the module to create an integrated unit that is ready to connect to the low voltage power grid. These “AC modules” provide significant installation and energy production advantages versus traditional systems and allow us to capture an additional portion of the value of a solar installation. In 2021 we introduced an AC version of our Performance line to compliment the AC version of our Maxeon line. Since the introduction, there has been increasing demand for these AC modules.
In May 2021, we also announced the commercialization of our new Maxeon AirTM technology platform, which is the result of five years of research, development and testing. This new technology platform enables the production of Maxeon Air solar panels, which are conformable, ultra-light, robust and fire-certified panels that can be adhered directly to the roof without the need for racking or other mounting systems. Maxeon Air panels were tested during the first half of 2022 with selected membrane suppliers and the product availability is scheduled to begin in 2023.
In May 2022, we introduced SunPower One, an integrated ecosystem of clean energy products and services that builds on our industry-leading panels and leverages our global distribution channels. As part of the initial launch of SunPower One, we announced a battery storage system, SunPower Reserve, an electric vehicle charger,
SunPower Drive, and a consumer experience that helps homeowners better understand and manage their photovoltaic battery, and EV charging devices, view detailed information on their energy consumption, and receive personalized tips on how to maximize the most savings from their investment. The roll-out of SunPower Reserve will commence in 2023.

Our Strengths
We believe the following strengths of our business distinguish us from our competitors, enhance our leadership position in our industry and position us to capitalize on the expected continued growth in our market:
•Leading provider of premium solar technology. Our established leadership position in solar technology is grounded in over 35 years of experience. Over that time, our solar technology has been awarded over 1,300 patents. We have also made substantial investments in research and development, having invested more than $593 million since 2007 which is more than any other crystalline panel manufacturer. Together, these factors have allowed us to create truly differentiated products which have maintained 20% relative lifetime energy density advantage over the industry average solar panel efficiency since 2012.

•Established differentiated sales, marketing, and distribution channels in each of our key markets. We have built relationships with dealer/installers, distributors, and white label partners globally to ensure reliable distribution channels for our products. As examples, we have over 750 sales and installation partners in the Asia Pacific region, over 1,000 in the Europe, Middle East and Africa region, and over 50 in Latin America. In North America, we have supply contracts with SunPower through 2025 for our products to be used in its residential business. Please see “Item 7.B Related Party Transactions.”
•Well-positioned to capture growth across solar markets. We believe solar growth will be driven by strong expansion in both DG and power plant applications. Over the past four years we grew our total MW deployed by a multiple of approximately two in EU DG markets and Australia. We also believe that our technology, with superior efficiency and lower degradation rates, provides significant advantages to customers in the DG markets.
•Unique cutting-edge innovative technology. Our Maxeon 3 and Maxeon 6 panels have the highest rated efficiency among panels currently in commercial production. We also believe that our current technology stands apart from the competition on every meaningful performance metric, including efficiency, energy yield, reliability and aesthetics. Additionally, our Performance line shingled cell technology delivers up to 7% more energy compared to conventional panels, allowing us to achieve a diverse sales base across both DG and the utility power plant markets.
•Strategic partnerships with top tier companies worldwide. Our strategic relationship with SunPower provides valuable access to a leading solar distribution business in North America and a market-leading brand platform for international market growth. We have a supply relationship with TotalEnergies S.E., which is active in the global downstream solar market. We also seek to have strategic partnerships across the business chain, as exemplified by our relationship with TZE, which provides valuable connections in Asia’s supply chain and distribution channels, as well as research and development collaboration between companies pushing the technological frontier.
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

•Experienced management team. We have a strong and experienced management team with combined experience in the manufacturing and/or solar and semiconductor sectors of over 151 years complemented by expertise in technology and product innovation.
Our Strategy
We are strategically positioned to deploy advanced solar technologies at scale. We draw on over 35 years of technology innovation around high-performance solar products and have well-established global channels available to market our products. Our primary focus includes:
•Commercializing Maxeon 7 Technology. Maxeon 7 is the latest in a series of innovative IBC product technologies developed by Maxeon (and our predecessor company SunPower) over the past 20 years. We believe that Maxeon 7 and future technologies based on this innovative new cell architecture will offer higher performance levels than our current IBC products. We have been operating a pilot line in our Philippines cell manufacturing facility for over a year to demonstrate process control and product performance. Given our expectations related to the value proposition of Maxeon 7 and heightened demand for solar panels, we are considering adding incremental capacity for the manufacture of Maxeon 7 products at one of our Philippines cell manufacturing facilities that is currently not in use. We are currently in the process of making the necessary preparations for such a capacity expansion and have reserved a portion of our 2023 planned capex for that purpose.
•Enhancing our access to the low-cost Asia-centric supply chain and expanding our global channels to market. We benefit from our strategic partner TZE’s knowledge of and access to the upstream supply markets and distribution channels in Asia. In addition, we leverage access to TZE’s silicon wafers for our Performance line technologies.
•Addressing the United States solar market with Performance Line. We are in the process of ramping up our expanded solar cell and module capacity in our Malaysia and Mexico facilities manufacturing Performance line shingled module technology for use in the United States market.
•Expanding our manufacturing footprint into the United States. We have announced plans to build a multi-GW factory in the United States to supply both the DG and utility-scale markets, contingent upon us securing the necessary funding and other factors beyond our control.
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
•Adding value “Beyond the Panel” for increased revenue and margin. Our strong channels to market in the DG business offer an opportunity for Maxeon to bundle adjacent products together with our panel sales. We have already begun adding microinverters to certain of our panels for sale, and are further expanding our product portfolio to include battery storage systems, EV chargers and customer focused services.
•Enhancing our financial performance through our superior technology, manufacturing processes and strategy. We believe we have the ability to translate our superior technology into strong financial returns as we couple our premium average selling prices with enhanced manufacturing processes and a scalable low-cost footprint, resulting in rapidly expanding margins and cash generation.
With our corporate headquarters in Singapore and existing manufacturing facilities in Malaysia, the Philippines, and China (through our Huansheng JV), we believe our significant Asian presence will help strengthen relationships and sourcing arrangements across our supply chain. We have added Performance line capacity to our own manufacturing facilities in Malaysia and Mexico and have converted our Malaysia manufacturing facility to produce our Maxeon 6 modules. Our Huansheng JV and its affiliates also plan to increase its Performance line capacity. As of January 1, 2023, we had the majority of our targeted 1.8 GW of Performance line cell capacity in operation, and contractual access to over 7.3 GW of Performance line supply from our Huansheng JV.
Our Industry
The solar power industry manufactures and deploys solar panels and systems across a range of end-use applications. With estimated 2022 annual shipment volumes of 206 GW to 266 GW according to Q4’22 PV Installations Tracker from S&P Global (previously IHS Markit) and Wood Mackenzie Global Solar Outlook - Q4 2022, solar power comprises the largest fraction of newly installed global electric power generation equipment. The two primary application segments are DG, mainly for residential and commercial rooftops systems, and utility-scale for large ground-mounted power generation systems. During 2022, total industry shipment volume mix was approximately 41% DG and 59% utility-scale according to Q4 ‘22 PV Installations Tracker from S&P Global compiled on November 25, 2022.
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

Maxeon panels lead the solar industry in panel efficiency and deliver more savings by generating the most solar energy in a given amount of roof space. Over time, the advantage grows, because Maxeon panels also have the lowest degradation rate in the solar industry. While third party studies show that most standard panels tend to degrade around 0.7% per year, Maxeon panels degrade at a significantly lower rate of 0.2% per year. To translate into real results – that means a Maxeon panel delivers nearly 20% more energy from the same footprint as standard panels over the first 25 years. When combined with our 40-year warranty period for certain products, which is the industry’s longest warranty, that advantage grows to 80% more guaranteed energy over the lifetime of the system. In addition, based on third party reliability validation by PV Evolution Labs, Maxeon panels are one of the top performers. The reliability test subjected solar panels to various weather condition conditions, including but not limited to temperature change, damp heat and wind pressure.

The innovation behind Maxeon panels is protected by patents globally covering cell and panel design, as well as key manufacturing tools and processes. Maxeon panels feature a unique ribbon-less back-contact cell structure utilizing a metal foundation that minimizes the impact of climatic stresses as well as shading and cell cracks. Through this, Maxeon panels produce up to 30% more energy under shaded conditions from the same footprint as standard panels over their first 25 years and are not reliant on a bypass diode in the junction box to prevent hotspots – the cells are intrinsically resistant to the formation of hotspots. When Maxeon back-contact cells are cracked from impacts, the metal foundation maintains electrical connections to any broken sections, maintaining module power. The lower risk is conveyed to our customers through a leading panel warranty which, unlike most conventional warranties, is based on actual field-testing data. The power warranty guarantees no more than 0.25% per year power drop – the lowest rate in the solar industry. Field data shows that only 0.005% or 1 in 20,000 Maxeon panels have been returned under warranty.
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
Our latest technology, Maxeon 6, utilizes a similar design to Maxeon 3 but with larger silicon wafers, further increasing solar cell power. When fully ramped, we expect Maxeon technology on larger wafers to be less expensive to manufacture than Maxeon 3 technology. In fiscal year 2022, we completed the conversion of our Fab 3 Malaysia facility from Maxeon 5 to Maxeon 6 production capacity. This results in close to 500 MW of Maxeon 6 production capacity.
Performance Solar Panels
Our Performance line of solar panels utilize high efficiency mono-PERC cells to deliver higher reliability and efficiency than conventional panels. With more than 15 GW deployed across more than 80 countries to date, Performance line solar panels are the industry’s most deployed shingled cell panel technology.

The innovation behind Performance line solar panels is protected by patents in the U.S. and foreign jurisdictions covering cell and panel designs, as well as key manufacturing tools and processes. These products utilize a proprietary manufacturing process to assemble conventional silicon solar cells into panels with increased energy yield and reliability compared with conventional panels. Similar to Maxeon panels, the cell interconnects used in conventional panels are “designed out” to provide high reliability. The unique inter-cell bussing is robust under shading and cell cracking stresses, to maximize energy production and lifetime reliability.
Performance line solar panels are produced by Huansheng JV, an Yixing, China based joint venture in which we own a 16.3% equity stake as of January 1, 2023 and its affiliates. Huansheng JV (including its affiliates) currently has a capacity to supply approximately 12 GW per year of Performance line solar panels, with plans for expansion of capacity in 2023 to 20 GW. We have the right, but not the obligation, to take up to 33% of this capacity for sale directly into global DG markets outside of China and power plant markets in the United States and Mexico regions, and a further 33% for sale into global power plant markets with the exception of China, the United States and Mexico through a marketing joint venture in which we own an 80% stake. In 2022, we also began deliveries of Performance line solar panels from our facility in Mexico, which is in the process of ramping up to its planned capacity of 1.8 GW. We have announced plans to build a multi-GW factory in the United States to supply both the DG and utility-scale markets, contingent upon us securing the necessary funding and other factors beyond our control.
In late 2020 we introduced a new line of Maxeon AC Modules and, in 2021, Performance line AC Modules, for sale in Europe and Australia. These AC modules are built based on prior experiences from shipping AC modules for sale in the United States since 2012. These products are versions of our DC panels with factory-attached microinverters. These modules integrate an inverter with each PV module in a controlled factory environment, creating a single unit that is ready to connect to the low voltage power grid. AC Modules provide significant installation and energy production advantages versus traditional systems and allow us to capture an additional portion of the value of a solar installation. For example, our average selling prices in Europe have increased more than 5 percent sequentially due to an increase in demand for AC modules.
We generally provide a 25-year warranty for the solar panels that we manufacture for defects in materials and workmanship and for greater than promised declines in power performance, subject to certain conditions. Effective from January 1, 2022, this has been extended to a 40-year warranty for certain Maxeon line modules in certain countries. Conventional panels generally provide 10-12 years of product warranty coverage, exposing claimants to potential issues making claims after the product warranty has expired; but, before the power warranty has expired. We generally provide a power warranty guaranteeing a certain minimum level of power output over time. Our warranty for Maxeon panels leads the industry with 0.25 percent per year maximum degradation, while our warranty for Performance line panels provides 0.45 percent per year. The warranty provides that we will elect to either (a) repair; (b) replace; or (c) refund the customer based on the computation stipulated in the warranty agreement.
Beyond the Panel
In 2022, we introduced SunPower One, an integrated ecosystem of clean energy products and services that builds on our industry-leading panels and leverages our global distribution channels. As part of the initial launch of SunPower One, we announced a battery storage system, SunPower Reserve, an electric vehicle charger, SunPower Drive, and a consumer experience that helps homeowners better understand and manage their photovoltaic battery and EV charging devices, view detailed information on their energy consumption, and receive personalized tips on how to maximize the savings from their investment. The roll-out of SunPower Reserve will commence in 2023.
Principal Markets
During fiscal year 2022, 40.3% of our revenue was attributable to North America, 45.3% to EMEA, 13.5% to Asia Pacific and 0.9% to other markets. While we expect that North America will continue to represent a key market for us, we anticipate continuing to sell the majority of our products outside of North America in the future.
The Maxeon line, which includes our Maxeon 3, Maxeon 6 and Maxeon 7 solar panels, is primarily targeted at residential and commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the DG markets as well.
Research and Development
We engage in extensive research and development efforts to improve solar cell efficiency and solar panel performance through the enhancement of our existing products, development of new techniques, and reductions in manufacturing cost and complexity. Our research and development group works closely with our manufacturing facilities, equipment suppliers and customers to improve solar cell design and to lower solar cell, solar panel and system product manufacturing and assembly costs.

In addition, we work closely with our current and potential suppliers of crystalline silicon, a key raw material used in the manufacture of solar cells, to develop specifications that meet our standards and ensure high quality while at the same time controlling costs. In the past, prior to us establishing our own research and development teams in Singapore and Silicon Valley, we relied on SunPower to perform research and development work under a Product Collaboration Agreement, with work conducted in SunPower’s Silicon Valley research and development lab. In 2022, we established our own Silicon Valley research and development lab in anticipation of the expiration of the Product Collaboration Agreement with SunPower in 2022. We expect that the combination of our two global innovation teams in Singapore and Silicon Valley will increase the speed at which Maxeon can bring new technologies and products to market in the coming years.
Manufacturing and Supplies
Manufacturing
We currently operate solar cell manufacturing facilities in the Philippines and Malaysia and solar module assembly facilities in Mexico and Malaysia. We regularly evaluate our manufacturing capabilities in support of anticipated demand for our products and from time to time may determine to upgrade and expand, relocate or to shut down one or more facilities as opportunities to streamline our manufacturing operations become apparent.
As part of the solar panel manufacturing process, polysilicon is melted and grown into crystalline ingots and sliced into wafers by business partners specializing in those processes. The wafers are processed into solar cells in our manufacturing facilities located in the Philippines and Malaysia.
The Maxeon 3 solar cell manufacturing facility that we own and operate in the Philippines has an annual capacity of approximately 560 MW. In fiscal year 2022, we completed the conversion of our Fab 3 Malaysia facility from Maxeon 5 to Maxeon 6 production capacity. This results in close to 500 MW of Maxeon 6 production capacity.
In order to expand our capacity to produce Performance line shingled module technology for use in the United States market, aimed at large-scale commercial and utility-scale power plant markets, we are expanding our Malaysia cell manufacturing facility to add up to 1.8 GW of mono-PERC solar cells production and upgraded our assembly facility in Mexico with equivalent module assembly capacity. Product deliveries commenced in first half of 2022. We expect to complete our production capacity ramp of mono-PERC solar cells to 1.8 GW during 2023. We have also announced plans to deploy a multi-GW factory in the United States to manufacture solar products for both the DG and utility-scale power plant markets, contingent upon us securing the necessary funding and other factors beyond our control.
Supplies
We source the materials and components for our solar cells and panels both internally and from third-party suppliers based on quality, performance, and cost considerations. We typically assemble proprietary components, while we purchase generally available components from third-party suppliers. In a few cases, proprietary components are only available from a sole supplier. While we secure supply of these specific components, we may face production disruptions if the supplier is not fulfilling its obligations, and adoption of new tariffs between different countries may negatively affect the cost of some materials.

We purchase a portion of our Performance line solar panels from our Huansheng JV which currently has capacity to supply approximately 12 GW of Performance line solar panels. We have the right, but not the obligation, to take up to 33% of this capacity for sale directly into global DG markets outside of China and power plant markets in the United States and Mexico regions, and a further 33% for sale into global power plant markets with the exception of China, the United States and Mexico through a marketing joint venture in which we own an 80% stake.
We purchase wafers and, prior to the expiration of the long-term fixed supply agreement for polysilicon in fiscal year 2022, we also purchased polysilicon from various manufacturers on both a contracted and a purchase order basis. We work with our suppliers and partners along all steps of the value chain to reduce costs by improving manufacturing technologies and expanding economies of scale. Crystalline silicon is the principal commercial material for solar cells and is used in several forms, including single-crystalline, or monocrystalline silicon, multi-crystalline, or polycrystalline silicon, ribbon and sheet silicon, and thin-layer silicon. With the expiration of the long-term fixed supply agreement for polysilicon, our solar cell value chain starts with silicon wafers which are produced from polysilicon.
Silicon wafers are a critical raw material used in the production of our photovoltaic products. To maintain competitive manufacturing operations, we depend on our suppliers to timely deliver polysilicon in sufficient quantities and of appropriate quality. See “Risk Factors - Risks Related To Our Operations - A disruption in our supply chain for silicon wafers could interrupt or impair our ability to manufacture solar cells and modules, including for the United States market, and could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.”
In 2008, due to a polysilicon shortage and to match its estimated customer demand forecasts and growth strategy, SunPower entered into long-term fixed supply agreements for polysilicon. In connection with the Spin-off, we entered into an agreement with SunPower pursuant to which we effectively received SunPower’s rights under the continuing long-term fixed supply agreements (including SunPower’s deposits and advanced payments thereunder) and, in return, we performed all of SunPower’s existing and future obligations under the agreements (including all take-or-pay obligations). Maxeon was not permitted to cancel or exit the agreements prior to their expiration. The agreements were structured as “take or pay” agreements that specify future quantities of polysilicon to be purchased up to the end of fiscal year 2022 and the pricing of polysilicon required to be supplied and purchased. The agreements also provided for penalties or forfeiture of advanced deposits in the event Maxeon terminated the arrangement. Additionally, under the agreements, Maxeon had made prepayments to the suppliers. During fiscal year 2022, our supplier communicated to us that they believed certain price escalation clauses for silicon metal have been triggered under the agreements and therefore increased pricing would apply to our purchases of polysilicon for the then remaining deliveries in 2022. We did not agree that these inflationary price escalation clauses applied, and agreed to make a one-off and final settlement payment of $15.2 million to the supplier in equal monthly installments from August 2022 until January 2023. As of January 1, 2023, we have made five of the six installment payments with the remaining amount owed being recorded under “Accounts payable” in our Consolidated Balance Sheets as of January 1, 2023. This long-term fixed supply agreement for polysilicon has now expired in accordance with its terms.
On November 16, 2021, we entered into a silicon wafer master supply agreement with Zhonghuan Hong Kong Ltd (“TZE HK”), a subsidiary of TZE for the purchase of P-Type G12 wafers which are intended to be incorporated into the Company’s Performance line modules planned for manufacture in Malaysia and Mexico and sale into the United States. The Company expects TZE HK to be its primary wafer supplier for Performance line modules and deliveries commenced in 2022. Deposit arrangements, payment terms and pricing mechanisms will be agreed to with TZE HK for the Company to reserve specified volumes in advance. The master supply agreement also sets out a general framework and customary operational and legal terms which govern the purchases of silicon wafer from TZE by the Company and its subsidiaries, including engineering changes, supply chain management, inspection, representations and warranties and legal compliance. Throughout 2022, we entered into addendums to the master supply agreement, pursuant to which TZE HK will supply us with wafers to meet our volume requirements for calendar year 2023.

As of January 1, 2023, future purchase obligations under our long-term fixed supply agreements for silicon wafer totaled $118.9 million and advance payment obligations to suppliers totaled $2.1 million is classified as “Advances to suppliers, current portion” in our Consolidated Balance Sheets. See “Note 9. Commitments and Contingencies” for outstanding future purchase commitments.
During fiscal year 2022, we recognized charges of $8.3 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements. In addition, we estimate that we paid $11.3 million above the market price for polysilicon utilized in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed.
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
In connection with the Spin-off, we and SunPower agreed to provide and/or make available various administrative services and assets to each other pursuant to the Transition Services Agreement. Services provided include, among others, certain services related to finance, accounting, business technology, human resources, facilities, document management and record retention, relationship and strategy management, module operations, and technical and quality support. The services provided under the Transition Services Agreement have been largely wound down.
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
We own multiple patents and patent applications that cover aspects of the technology in the solar cells and panels that we currently manufacture and market. We continue to file for and receive new patent rights on a regular basis. The lifetime of a utility patent typically extends for 20 years from the date of filing with the relevant government authority. We assess appropriate opportunities for patent protection of those aspects of our technology, designs, methodologies, and processes that we believe provide significant competitive advantages to us, and for licensing opportunities of new technologies relevant to our business. As of January 1, 2023, we held 1,483 patents and 412 pending patent applications across all jurisdictions including the United States. While patents are an important element of our intellectual property strategy, our business as a whole is not dependent on any one patent or any single pending patent application. We additionally rely on trade secret rights to protect our proprietary information and know-how. We employ proprietary processes and customized equipment in our manufacturing facilities. We therefore require employees and consultants to enter into confidentiality agreements to protect them.
When appropriate, we enforce our intellectual property rights against other parties. For more information about risks related to our intellectual property, see “Item 3.D. Risk Factors.”
Competition
The market for solar electric power technologies is competitive and continually evolving, resulting in price reductions in the market and reduced margins which may continue and could lead to loss of market share. Our solar power products and systems compete with many competitors in the solar power market, including, but not limited to: Canadian Solar Inc., First Solar Inc., Hanwha QCELLS Corporation, JA Solar Holdings Co., Jinko Solar, LONGi Solar, REC Solar, Risen Energy and Trina Solar Ltd.
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
We believe that the key competitive factors in the market for solar power systems include:
•total system price;
•LCOE evaluation;
•customer cost of energy evaluation;
•sunlight to electricity conversion efficiency and energy yield;
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
In addition to the mechanisms described above, it should be noted the United Nations has adopted Sustainable Development Goals (“SDGs”), which are being promoted by governments, corporations and civil society. Achieving several of the SDGs requires mass adoption of clean energy by 2030 and this is driving government policies. In Europe, for instance, the European Commission has harmonized its target date with the SDGs and mandated that its member states adopt integrated national climate and energy plans aimed at increasing their renewable energy targets to be achieved by 2030. At the 2021 UN Climate Change Conference (known as COP26) held in Glasgow, United Kingdom in October to November 2021, many nations around the world updated their national commitments to reduce carbon. By the end of COP26, 151 countries had submitted new climate plans (known as nationally determined contributions, or NDCs) to reduce emissions by 2030. At the subsequent UN Climate Change Conference in Egypt in November 2022, these national commitments remained in place. These developments could benefit the deployment of solar.
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
Legal Proceedings
We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe the ultimate outcome of such matters will not have a material adverse effect on us, the outcomes of these litigation matters are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations.
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
4.C. ORGANIZATIONAL STRUCTURE
Organizational Structure
Following the Spin-off, we are a separate, standalone company independent of SunPower. SunPower does not retain any ownership interest in us. See “Item 4.A. History and Development of the Company” for additional information.

Significant Subsidiaries
Below is a list of our significant subsidiaries as of January 1, 2023:

Name	Country of Incorporation	% of Equity Interest
Maxeon Solar Pte. Ltd	Singapore	100
SunPower Malaysia Manufacturing Sdn. Bhd.	Malaysia	100
SunPower Systems Sarl	Switzerland	100
SunPower Corporation Mexico, S. de R.L. de C.V.	Mexico	100
Maxeon Americas, Inc.	United States	100
4.D. PROPERTY, PLANTS AND EQUIPMENT
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
Major Facilities
The following table sets forth our most significant facilities as of January 1, 2023:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
France	27,000	Leased	2023	Global support office
France	42,000	Owned	NA	Former solar assembly facility
France	36,000	Owned	NA	Former solar assembly facility
Malaysia	883,000	Owned	NA	Solar manufacturing facility
Mexico	186,000	Leased	2027	Solar module assembly facility
Mexico	320,000	Leased	2026	Solar module assembly facility
Mexico	124,000	Leased	2027	Storage facility
Philippines	641,000	Owned	NA	Former solar cell manufacturing facility
Philippines	118,000	Owned	NA	Former solar module assembly facility
Philippines	163,000	Leased	2024	Solar cell manufacturing support and storage facility
Philippines	389,000	Owned	NA	Solar cell manufacturing facility
Philippines	65,000	Owned	NA	Global support offices
Singapore	37,000	Leased	2025	Global support offices and research and development facility
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
Environmental, Social and Governance (“ESG”) Matters
We integrate core values of ESG into our business strategy to protect the environment, to add value to the business, manage risk and enhance our reputation. As a leader in the solar industry, we believe that setting a high standard for the entire solar industry is essential in protecting the environment. We intend to make a meaningful and positive impact on the environment, for the communities we serve, the energy industry, our stakeholders and beyond. Our sustainability approach is grounded in our purpose of Powering Positive Change. In 2022, we introduced our industry-leading 40 year solar panel warranty to support long term energy production and sustainability. We also completed an Energy Payback Time assessment for our solar panels (measuring the electricity put into our panels as compared to the energy produced), launched our Modern Slavery Statement. We also released our second annual Sustainability Report, which is available on our website at https://www.maxeon.com/, prepared in accordance to the Global Reporting Initiative (“GRI”) Sustainability Reporting Standards, Core option, aligned to the Sustainability Accounting Standards Board (“SASB”), Singapore Exchange (“SGX”) Sustainability Reporting requirement and the United Nations Sustainable Development Goals (“SDGs” or “Global Goals”). The information contained on or accessible through our website does not form part of this annual report.
Our ESG strategy centers around three main pillars, namely environmental, social and governance, across 14 key material topics divided across each of these three pillars, and aligned to the SDGs, with focus on the four key SDGs most we have chosen to focus on as a company:

•SDG7: Affordable and Clean Energy
•SDG10: Reduce Inequalities
•SDG12: Responsible Consumption and Production
•SDG16: Peace, Justice and Strong Institutions
Environmental
As a testament to our commitment to producing solar panels that are as sustainable as the energy they produce, our SunPower Maxeon solar panels have been Cradle to Cradle certified since 2014, which is a globally recognized measure of product sustainability from the Cradle to Cradle Products Innovation Institute. To achieve the certification, products are assessed across five categories: material health, material reutilization, renewable energy and carbon management, water stewardship, and social fairness. The certification recognizes products that are creating a positive impact on the environment and society by promoting a circular economy through their design and manufacturing. In 2022, we achieved Cradle to Cradle Silver certification from the Cradle to Cradle Products Innovation Institute for our Maxeon 3, 5 and 6 panels sold in the United States as X-Series, M-Series and A-Series, respectively.
To better understand the efficiency and performance of our products, we have engaged an external consultant to perform an assessment of our solar panels' energy payback time (EPBT) in 2022. In the assessment performed on Maxeon’s energy usage data, the energy requirements for the production of Maxeon solar panels were determined to be exceptionally low, as compared to the solar energy these panels produced with an overall result providing an EPBT of less than a year. Therefore, energy produced over our technology’s lifetime far exceeds the energy required in its production.
We also recognize the importance of reducing our operational carbon footprint and strive to lower our own energy consumption, greenhouse gas (“GHG”) emissions, water consumption and waste. The following are some examples of our environmental ESG efforts:
•Managing our carbon footprint: We are committed to managing our footprint throughout our value chain, working collaboratively with suppliers, distribution partners and customers to drive holistic results across the lifecycle of our products and our operations. For instance, we implemented our ‘Supplier

Sustainability Guidelines’ which require our suppliers to actively work to reduce the consumption of natural resources, including material sourcing such as polysilicon, and include sustainability criteria to track this environmental impact. In 2022, Maxeon embarked on a partnership with STACS on ESGpedia to enhance supplier sustainability monitoring.

•Waste management: We continue to strengthen our waste recycling programs across our factories. We were the first company in Mexico to be third party verified as Landfill-free since 2015, which we maintain. This certification stipulates that less than 1% of waste materials can be sent to a landfill and less than 10% of waste materials can be sent to a waste-to-energy facility, as verified through an external audit process management by NSF International, an independent organization that oversees the Landfill-Free standard for companies around the world. To achieve this certification, we adopted a lifecycle focused approach across our supply chain, including focusing on contracting with downstream waste vendors through a selection process to reduce our waste in the initial stages of sourcing, and implementing a range of waste reduction procedures during the manufacturing process, including the segregation of waste. In 2022, we have also made incremental progress on improving the sustainable packaging of our solar cells and modules to reduce waste.
•Creating a circular economy: Through our environmental sustainability initiatives in energy, water and waste management, we seek to move from a linear economy to a circular economy approach across our operations and to support the efforts of our customers to do the same. We strive to ensure that our facilities are built as sustainably as possible, adopting the principles of Leadership in Energy and Environmental Design (“LEED”) certification, developed by the U.S. Green Building Council for the design, construction, operation and maintenance of environmentally sustainable structures. Five of our manufacturing facilities are LEED-certified, with three LEED Gold manufacturing facilities and two LEED Platinum administrative buildings.
Social
The safety and well-being of our employees is paramount. Occupational Health and Safety (“OHS”) is embedded in our day-to-day operations, from the product design stage through the review stage. For 2022, we report zero work related fatalities and a Total Recordable Incident Rate (TRIR) of 1.14.
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

Maxeon understands the importance of supporting the communities where we live and work. We believe access to healthy environmental conditions is a fundamental human right. We aim to help correct inequities through our Maxeon Gives program which we launched in 2022. We also partnered with non-profits and government agencies on Corporate Social Responsibility (CSR) programmes globally to contribute back to the communities.
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

Governance
We believe that good governance is essential to creating and preserving value for our customers, shareholders and other stakeholders. This includes a sound approach to corporate governance that complies with all applicable laws, rules, regulations and policies as well as adherence to our values. We have an extensive set of corporate governance policies that include a Global Anti-Corruption Compliance Policy, an Insider Trading Policy, a Whistleblower Policy, a Global Human Rights Policy, a Modern Slavery Statement and a Conflict Minerals Policy as well as our Code of Ethics and Business Conduct.
We have established a governance structure to drive ESG strategies, initiatives and performance. Our ESG progress is supervised by our Executive Leadership Team (ELT) and further governed by our Nominating and Corporate Governance Committee, which consists of two independent directors and two directors appointed by our shareholders, TotalEnergies and TZE. As we strive towards remaining abreast of macro ESG trends, opportunities and risks, our Global ESG team and Chief Legal Officer, who is also our Global ESG Executive Leader, provide quarterly updates and presentations to the Committee on global ESG shifts, as well as our own ESG initiatives and progress. Our Global ESG Lead is based in the Singapore headquarters alongside our legal team, to effectively solidify our sustainability approach, framework and efforts. As a result, we can effectively cross-collaborate within the organization to execute our ESG ambitions and track our progress. Maxeon has embedded sustainability into its company culture, as reflected in it’s corporate key results (Maxeon’s version of “Key Performance Indicators”). Employees are asked to align their individual objectives to Maxeon’s corporate key results in which ESG was identified as critical to achieving broader company goals, during the annual performance review exercise.
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
We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. As a result, we have established internal policies and standards that aid our operations in systematically identifying relevant hazards, assessing and mitigating risks and communicating risk information. These internal policies and standards are in place to ensure our operations comply with relevant environmental, health and safety laws and regulations. In addition, we conduct periodic audits of our operations. The potential risks we identify are integrated into our business planning, including investments in reducing safety and health risks to our associates and reducing our impact on the environment. We have also dedicated resources to monitor legislative and regulatory developments and emerging issues to anticipate future requirements and undertake policy advocacy when strategically relevant.
Reporting
A notable part of our commitment to sustainable development and operations is our commitment to transparent reporting of ESG performance indicators, as we recognize the importance of this information to investors, lenders and others in understanding how we assess sustainability information and evaluate risks and opportunities. We publish an annual sustainability report (the “Sustainability Report”) prepared in accordance to the GRI Sustainability Reporting Standards, Core option, aligned to the SASB, SGX Sustainability Reporting requirement and the United Nations SDGs, which includes our strategy, key performance indicators and achievements. Our historical sustainability reports are available on our website at https://www.maxeon.com/ under the heading “ESG and Sustainability”.
On July 17, 2020, Maxeon issued $200.0 million of Green Convertible Notes and received total net proceeds of $176 million. We published our first Eligible Green Expenditures Progress Report in July 2021 for the period from July 17, 2020 to June 30, 2021, disclosing the use of $176 million in net proceeds to finance or refinance, in whole or in part, existing and new “Eligible Green Expenditures”, which is defined as capital expenditures and research and development expenditures related to the development or manufacture of products, key components and machinery primarily dedicated to solar energy generation by us or any of our subsidiaries. Specifically, the amounts were allocated to patents and other intellectual property, manufacturing equipment capital expenditures, international research and development operating expenditures and operating and capital expenditures associated with our Product Collaboration Agreement with SunPower. See “Item 7.B. Related Party Transactions – Agreements with SunPower – Product Collaboration Agreement.” In August 2022, we published our final Eligible Green Expenditures Progress Report for the period July 1, 2021 through June 30, 2022 to report the allocation of the remaining net proceeds from the issuance together with our Green Bond Assurance report. In addition, we also published our Green Bond Framework in August 2022. The Eligible Green Expenditures Progress Reports and our Green Bond Framework are available on our website at https://www.maxeon.com/, under the heading “ESG and Sustainability.”

    Nothing on our website, including our Sustainability Report, Eligible Green Expenditures Progress Report, Green Bond Framework, Modern Slavery Statement and/or sections thereof, is deemed incorporated by reference into this Form 20-F.
ITEM 4.A. UNRESOLVED STAFF COMMENTS
Not Applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A. OPERATING RESULTS
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
The discussion and analysis of the financial condition and results of operations of certain items for the fiscal year ended January 3, 2021, and year-to-year comparison between fiscal year ended January 2, 2022, and January 3, 2021, that are not included in this Form 20-F can be found in “Item 5. Operating And Financial Review And Prospects” of our Form 20-F for the fiscal year ended January 2, 2022 filed on March 24, 2022, which is incorporated by reference herein.

Overview
We manufacture and supply solar cells and panels, and have begun bundling adjacent products such as microinverters, to resellers and commercial and residential end customers. We sell our solar panels and “Beyond the Panel” products primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas. See “Note 5. Revenue from Contracts with Customers” to our consolidated and combined financial statements.
Our consolidated and combined financial statements have been derived (i) from the consolidated financial statements and accounting records of SunPower as if we had operated on our own prior to the Spin-off, for the periods prior to August 26, 2020 and (ii) subsequent to August 26, 2020, the consolidated financial statements of the Company and its subsidiaries with the Company as an independent public company.

During fiscal years 2022 and 2021, we had sales of $283.3 million and $225.9 million, respectively, to SunPower representing the sale of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing was based on the Supply Agreement with SunPower, as amended. As of February 14, 2022, we entered into the 2022/2023 Supply Agreement which terminates and replaces the Supply Agreement, pursuant to which the Company is supplying SunPower with IBC Modules for use in residential installations in the Domestic Territory. We amended the 2022/2023 Supply Agreement on January 5, 2023 to increase minimum product volumes, update the pricing of IBC Modules for 2023 and extend exclusivity provisions that prohibit us from selling Maxeon 6 IBC Modules to anyone other than SunPower for use in the Domestic Territory until December 31, 2023. The 2022/2023 Supply Agreement continues until December 31, 2023, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party. The pricing of our modules sold to SunPower is fixed for 2022 and 2023, based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. Additionally, either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold.
The Company and SunPower entered into the 2024/2025 Supply Agreement with an effective date of December 31, 2022. Under the 2024/2025 Supply Agreement, in 2024 and 2025 the Company will supply certain volumes of Maxeon 6 IBC Modules to SunPower for use in residential installations in the Domestic Territory. The 2024/2025 Supply Agreement continues until December 31, 2025, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party. Following the entry into the 2024/2025 Supply Agreement, the pricing of our sales to SunPower contains an indexed-pricing provision for certain production commodities. In the event that adjustments to the final module price result in an increase in or discount to the final module price above certain thresholds, either party may terminate the 2024/2025 Supply Agreement for convenience without penalty or damages subject to certain terms and conditions.

See “Item 7.B. Related Party Transactions.”

Basis of Presentation
Standalone financial statements have not been historically prepared for our business. Our consolidated and combined financial statements have been derived (i) from the consolidated financial statements and accounting records of SunPower as if we had operated on our own prior to the Spin-off, for the periods prior to August 26, 2020 and (ii) subsequent to August 26, 2020, the consolidated financial statements of the Company and its subsidiaries with the Company as an independent public company. All periods presented have been accounted for in conformity with GAAP and pursuant to the regulations of the SEC.
For further information on the basis of presentation of the combined financial statements see “Note 1. Background and Basis of Presentation” to our consolidated and combined financial statements included elsewhere in this Form 20-F.

Trends and Uncertainties
Demand
Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives that are based on tax credits, among other factors that drive demand in the latter half of the year. Sales have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year.
Volatility in the applied trade and tariff policies of the United States has created market challenges for us, and for our supplier and customer bases, since the beginning of 2018. Safeguard tariffs imposed in February 2018 pursuant to Section 201 of the Trade Act of 1974 had significant market effects during the four ensuing years. While a technology-based exclusion for IBC products muted the impact on us, our solar products based on other technologies were and remain subject to the safeguard tariffs. The safeguard measure was extended in February 2022 for an additional four-year period. Bifacial cells and modules were initially subject to the safeguard measure, then excluded, then re-covered, then re-excluded pursuant to a November 2021 U.S. Court of International Trade Decision, and on January 14, 2022, the Biden Administration filed a notice of appeal against the decision before the U.S. Court of Appeals for the Federal Circuit. During the same timeframe, tariffs imposed on goods of PRC origin pursuant to Section 301 of the Trade Act of 1974 significantly affected trade in solar power system components and finished products. The Section 301 tariffs remain in force and have no specified expiration date.
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

Aside from the effects on our suppliers, customers, partners, and projects, we did not incur tariff charges for fiscal years 2022 and 2021.
Supply
We continue to focus on the sale of our lower cost, high efficiency Performance line of solar panels to the United States market,and plan to add up to 1.8 GW of Performance line capacity, with cells produced in our Fab 3 Malaysia facility, and module production in Mexico. Sales of these products are designated for the United States market. In addition, our Huansheng JV and its affiliates in China have expanded capacity from 5 GW in 2020 to more than 12 GW in 2022, with plans for expansion of capacity in 2023 to 20 GW. Maxeon maintains up to 66% off-take rights of this expanded capacity for our international markets which includes the capacity made available through the Temporary HSTJ Agreement (refer to Item 7.B. Related Party Transaction - Agreements with TZE in Connection with the Huansheng JV).
In April 2022, Department of Commerce (“Commerce”) initiated an anti-circumvention inquiry (“ACI”) on Crystalline Silicon Photovoltaic Cells, Whether or Not Assembled into Modules, from China (“China AD/CVD Orders”) and published an affirmative preliminary determination for the scope on December 8, 2022. However, on December 19, 2022, Commerce issued a memorandum clarifying that modules assembled in (and exported to the United States from) third countries, from cells fabricated in Cambodia, Malaysia, Thailand, or Vietnam, are not covered by the preliminary determination and indeed are not “inquiry merchandise” for purposes of the ACI. Accordingly, Maxeon’s modules assembled in Mexico are unaffected by the ACI.

We continue to see significant and increasing opportunities in technologies and capabilities adjacent to our core product offerings that can significantly reduce our customers’ CCOE, including the integration of energy storage and EV charging, managed by a whole home digital energy experience complemented by value-add services. We have made investments to realize those opportunities, resulting in the launch of SunPower One – our integrated home energy management solution, enabling our customers to make intelligent energy choices by addressing how they buy energy, how they use energy, and when they use it. SunPower One represents the next major step in our “Beyond the Panel” initiative, which started with integrating advanced module-level control electronics to our portfolio of technology designed to enable longer series strings and significant balance of system components cost reductions in large arrays. We currently offer solar panels that use microinverters designed to eliminate the need to mount or assemble additional components on the roof or the side of a building and enable optimization and monitoring at the solar panel level to ensure maximum energy production by the solar system.
We continue to improve our unique, differentiated solar cell and panel technology. We emphasize improvement of our solar cell efficiency and LCOE and CCOE performance through enhancement of our existing products, development of new products and reduction of manufacturing cost and complexity in conjunction with our overall cost-control strategies.
We previously reduced our overall solar cell manufacturing output in an ongoing effort to match profitable demand levels, with increasing bias toward our highest efficiency Maxeon 3 and Maxeon 6 products, which utilize our latest solar cell technology, and our Performance line of solar panels, which utilize conventional cell technology. In fiscal year 2022, we completed the conversion of our Fab 3 Malaysia facility from Maxeon 5 to Maxeon 6 production capacity. This results in close to 500 MW of Maxeon 6 production capacity. In addition, we have started operating our pilot line for our new Maxeon 7 technology. Given our expectations related to the value proposition of Maxeon 7 and heightened demand for solar panels, we are considering adding incremental capacity for the manufacture of Maxeon 7 products at one of our Philippines cell manufacturing facilities that is currently not in use. We are currently in the process of making the necessary preparations for such a capacity expansion and have reserved a portion of our 2023 planned capex for that purpose.
The supply chain within the solar industry has met many challenges since the COVID-19 global pandemic commenced. Logistics costs have been volatile, and critical raw materials, such as polysilicon, have experienced cost surges for various reasons such as the China Energy Rationalization, import requirements such as UFLPA and the Covid-19 global pandemic.
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
We currently believe our supplier relationships and various short- and long-term contracts will afford us the volume of material and services required to meet our planned output; however, we face the risk that the pricing of critical material may not be competitive, resulting in a higher manufacturing cost which we may be unable to pass on.
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

Due to the macro-economic trends such as the continued effects of the COVID-19 pandemic and continued heightened geopolitical tensions, there has been continued uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates and judgments or require us to revise the carrying value of our assets or liabilities as of the date of issuance of this Form 20-F. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.
There were no other significant changes in our critical accounting estimates during fiscal year 2022 compared to those described below.
The following paragraphs describe the significant estimates and assumptions applied by management in the preparation of the consolidated and combined financial statements.
Revenue Recognition
We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to these customers, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. In determining the transaction price for revenue recognition, the Company evaluates whether the price is subject to refund or adjustment in determining the consideration to which the Company expects to be entitled. There are no rights of return; however, the Company may be required to pay consideration to the customer in certain instances of delayed delivery. The Company then allocates the transaction price to each distinct performance obligation based on their relative standalone selling price, when applicable. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. In the case of the existence of a significant financing component, the amount of the consideration is adjusted to reflect what the cash selling price of the promised service would have been if payments had occurred as control of the service was transferred to the customer. The discount rate used in determining the significant financing component is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. Our revenue recognition policy is consistent across all geographic areas.
Allowance for Credit losses
For fiscal years 2022 and 2021, we maintained allowances for credit losses for estimated losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required to assess the likelihood of the ultimate realization of accounts receivable. We make our estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends.
Accounting Standards Codification No. 326, Financial Instruments – Credit Losses (“ASC 326”) requires measurement and recognition of expected credit losses for financial assets held. We recognize an allowance for credit loss at the time a receivable is recorded based on our estimate of expected credit losses and adjust this estimate over the life of the receivable as needed. An account receivable is written off against the allowance for credit loss made after all collection effort has ceased. We evaluate the aggregation and risk characteristics of a receivable pool and develop loss rates that reflect historical collections, current forecasts of future economic conditions over the time horizon we are exposed to credit risk, and payment terms or conditions that may materially affect future forecasts. Historically, credit losses have been within our estimates.

Inventories valuation
Inventories are accounted for on a first-in-first-out basis and requires judgment in determining the realizability and the valuation of inventories. We evaluate the realizability of our inventories based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. Our assumption of expected demand is compared to available inventory, production capacity, future polysilicon purchase commitments, available third-party inventory, and growth plans. Our factory production plans, which drive materials requirement planning, are established based on our assumptions of expected demand. We respond to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives. We do not expect that there will be material change in future on estimates or assumptions that we used to record inventory at the lower of cost and net realizable value. However, if estimates or assumptions change based on unforeseen manner, we may be exposed to losses that could be material.
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
For purposes of the impairment evaluation, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We exercise judgment in assessing such groupings and levels. We then compare the estimated future undiscounted net cash flows expected to be generated by the asset group (including the eventual disposition of the asset group at residual value) to the asset group’s carrying value to determine if the asset group is recoverable. If our estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the asset group, we record an impairment loss in the amount by which the carrying value of the asset group exceeds the fair value. Fair value is generally measured based on (i) internally developed discounted cash flows for the asset group, (ii) third-party valuations, and (iii) quoted market prices, if available. If the fair value of an asset group is determined to be less than its carrying value, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Apart for the impairment charge of $0.4 million as a result of the exit activity in connection to the closure of our module factory in Porcelette, France, we have not recorded any impairment charges for fiscal year 2022.
Product Warranties
We generally provide a 25-year standard warranty for the solar panels that we manufacture for defects in materials and workmanship and for greater than promised declines in power performance. Effective from January 1, 2022, this has been extended to a 40-year standard warranty for certain Maxeon line modules in certain countries. The warranty provides that we will repair or replace any defective solar panels during the warranty period. In addition, we pass through to customers long-term warranties from the original equipment manufacturers of certain system components, such as inverters. Warranties of 25 years from solar panel suppliers are standard in the solar industry, while certain system components carry warranty periods ranging from 5 to 20 years.
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
Accounting for Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized which depends on the ability to generate sufficient taxable income in the related jurisdiction in the future. In evaluating our ability to recover our deferred tax assets, we consider the available evidence, including the accumulated losses, timing and amount of reversal of taxable temporary differences, and our forecast future taxable income.
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

Basis of Preparation of the Combined Financial Statements Prior to Spin-off
For the purpose of the combined financial statements prior to the Spin-off, management believes that all allocations have been performed on a reasonable basis and reflect the services received by the Company, the cost incurred on behalf of the Company and the assets and liabilities of the Company. Although, the combined financial statements reflect management’s best estimate of all historical costs related to the Company, this may, however, not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity, nor the future results of the Company as it will exist upon completion of the proposed separation.
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
Research and Development
Our research and development activities are undertaken by our team in Singapore, together with our Silicon Valley research and development lab established in fiscal year 2022. Prior to the expiration of the Product Collaboration Agreement with SunPower in fiscal year 2022, SunPower performed research and development work in collaboration with Maxeon in SunPower’s Silicon Valley research and development labs. Research and development expense consists of salaries and related personnel costs, overheads for the labs and equipment, and the cost of solar panel materials, various prototyping materials, and services used for the development and testing of products. Research and development expense is reported inclusive of payments made under collaborative arrangements. Please refer to “Item 7.B Related Party Transactions.”
Sales, General and Administrative
Sales, general and administrative expense consists primarily of salaries and related personnel costs, professional fees, bad debt expenses, and other selling and marketing expenses.

Restructuring

Restructuring expense of $2.1 million in fiscal year 2022 consists of mainly costs associated with the Company’s June 2022 restructuring plan to reduce costs and focus on improving cash flow, the majority of which is related to the closure of our module factory in Porcelette, France. Restructuring expense of $8.1 million in fiscal year 2021 consists primarily of costs associated with the Company’s May 2021 restructuring plan to reduce costs and focus on improving cash flow, the majority of which related to the closure of a manufacturing facility in Toulouse, France. See “Note 8. Restructuring” to our consolidated and combined financial statements.
Other Expense, Net
Interest expense primarily relates to the Green Convertible Notes, 2027 Notes and other debt facilities.
Other, net includes primarily loss on extinguishment of debt, gains or losses on foreign exchange and remeasurement of the Prepaid Forward associated with our Green Convertible Notes.
Income Taxes
Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.
We currently benefit from a preferential tax rate of 5% in the Philippines in accordance with our registration with the PEZA. We also benefit from a tax holiday granted by the Malaysian government to our former joint venture AUOSP (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd.) subject to certain hiring, capital spending, and manufacturing requirements. The third and final five-year tranche of this incentive was granted a 70% tax exemption and will expire on June 30, 2026. Malaysian Investment Development Authority ("MIDA") and the Company have been in discussions on additional conditions required to reinstate the full tax exemption that the Company was granted previously. We have agreed to the conditions for such reinstatement with MIDA and are waiting for formal approval from the Malaysian Government. As the formal approval have not been received, we recorded the tax provision based on the 70% tax exemption status for our Malaysian subsidiary. Our Swiss entity, SunPower Systems Sarl is subject to the statutory tax rate after the 2019 Switzerland tax reform that eliminated the auxiliary company designation starting fiscal year 2020. For additional information see “Note 2. Summary of Significant Accounting Policies” and “Note 13. Income Taxes” to our consolidated and combined financial statements.
Equity in Losses of Unconsolidated Investees
Equity in losses of unconsolidated investees represents our reportable share of losses generated from entities in which we own an equity interest accounted for under the equity method.
Net Loss Attributable to Noncontrolling Interests
We determined that we hold controlling interests in certain less-than-wholly owned entities and have fully consolidated these entities as a result. Noncontrolling interests represent the portion of net assets in these consolidated subsidiaries that are not attributable, directly or indirectly, to us. Net losses attributable to the noncontrolling interests represent the portion of our net loss allocated to the noncontrolling interests.

Results of Operations
Set forth below is a discussion of our results of operations for the periods indicated and the summary of selected financial results derived from our consolidated and combined financial statements and related notes appearing elsewhere in this Form 20-F:

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
(In thousands)
Selected Consolidated and Combined Statements of Operations Data:
Revenue	$1,060,113	$783,279
Cost of revenue	1,108,061	812,293
Gross loss	(47,948)	(29,014)
Operating expenses	152,346	143,433
Operating loss	(200,294)	(172,447)
Other expense, net	(25,589)	(66,616)
Loss before income taxes and equity in losses of unconsolidated investees	(225,883)	(239,063)
Provision for income taxes	(32,191)	(203)
Equity in losses of unconsolidated investees	(9,072)	(16,480)
Net loss	(267,146)	(255,746)
Net loss attributable to the stockholders	$(267,424)	$(254,520)
Revenue and Cost of Revenue

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
(In thousands)
Revenue	$1,060,113	$783,279
Cost of revenue	1,108,061	812,293
Gross loss percentage	(5)%	(4)%
During fiscal year 2022, we recognized revenue of $1,060.1 million from sales of modules and components with shipments of 2,348MW, of which $283.3 million, or 26.7% of total revenue, represented sales of solar modules to SunPower. The pricing term for the sale of solar modules to SunPower was based on the Supply Agreement with SunPower, which was mutually terminated in February 2022 and replaced with the 2022/2023 Supply Agreement. Maxeon’s cost of revenue for IBC Modules had historically been negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, silicon, and aluminum. Under the Supply Agreement, Maxeon was unable to pass through cost increases to SunPower because the Supply Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. The 2022/2023 Supply Agreement also contains fixed pricing for 2022 and 2023 based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. The 2022/2023 Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. Refer to “Item 7.B. Related Party Transactions.”
For fiscal year 2022, except for revenue transactions with SunPower, we had no other customer that accounted for more than 10% of revenue. The increase of $276.8 million in revenue as compared to fiscal year 2021 was primarily due to higher sales for the DG business in the United States, Europe and Australia, and was mainly attributable to a combination of higher volume and better prices as a result of various factors including the 2022/2023 Supply Agreement, a higher proportion of sales involving newer technology and price recovery for increasing costs. The increase was also attributable to sales for the utility-scale business into the United States, for which the first shipment took place in April 2022, accounting for $131.1 million in fiscal year 2022. This was partially offset by a decrease of $93.0 million in lower utility-scale revenue from other countries, primarily driven by lower volume, consistent with the selective profitability-based approach given the highly competitive market and rising input costs.
During fiscal year 2021, we recognized revenue from sales of modules and components of $783.3 million with shipments of 1,956MW, of which $225.9 million, or 28.8% of total revenue, represented sales of solar modules to SunPower. For fiscal year 2021, except for revenue transactions with SunPower, we had no customers that accounted for more than 10% of revenue. Cost of revenue was $1,108.1 million in fiscal year 2022. The increase of $295.8 million in cost of revenue compared to fiscal year 2021 was primarily due to higher volumes and higher materials costs. Our cost of revenue for Maxeon line and Performance line solar modules have continued to be impacted by the increase in raw materials cost such as glass, polysilicon, and aluminum, as well as Performance line module-supply from our Huansheng JV. We estimate that we paid $11.3 million above the market price for polysilicon, as we were bound by our long-term fixed supply agreements for polysilicon utilized in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The higher cost was also driven by higher inventory reserves and higher under-utilization cost, mainly arising from the Performance line module supply to United States utility-scale business, a one-off settlement of $15.2 million with a polysilicon supplier to resolve a contract dispute regarding the applicability of a price escalation clause and incremental expense of $1.3 million in connection with the re-evaluation of our Maxeon 7 capacity growth plan. Included in cost of revenue is $8.3 million relating to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements.
Cost of revenue was $812.3 million in fiscal year 2021 and includes $14.3 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $47.2 million above the market price for polysilicon, as we were bound by our long-term fixed supply agreements for polysilicon utilized in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed.
Revenue by Geography

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
(In thousands)
United States	$427,111	$227,499
France	80,872	88,454
Italy	126,195	83,957
Rest of world(1)	425,935	383,369
Total revenue	$1,060,113	$783,279
(1)Revenue included under “Rest of the world” comprise of countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments. The increase in sales attributed to the U.S by 87.7% or $199.6 million compared to fiscal year 2021 was mainly due to sales for the utility-scale business into the United States, for which the first shipment took place in

April 2022, accounting for $131.1 million in fiscal year 2022. In addition, there was higher sales to SunPower of $283.3 million for fiscal year 2022 as compared to $227.5 million for fiscal year 2021.
Operating Expenses

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
(In thousands)
Operating expenses:
Research and development	$49,682	$46,527
Sales, general and administrative	100,546	88,822
Restructuring charges	2,118	8,084
Total operating expenses	$152,346	$143,433
Research and Development Expenses
Research and development expenses were $49.7 million in fiscal year 2022, primarily associated with expenditures on our Maxeon 6 and Maxeon 7 cell and panel technology, comprised primarily of compensation expense (including stock-based compensation) of $30.0 million, as well as facilities expense of $6.0 million, research and development materials of $3.9 million, expenses for leased equipment of $3.1 million, external services of $2.4 million and depreciation and amortization expense of $1.5 million. Included in these expenses is $16.4 million related to the Product Collaboration Agreement with SunPower, which has now expired. Please refer to “Item 7.B Related Party Transactions.” The increase in research and development expenses of $3.2 million as compared to fiscal year 2021 is mainly due to more research and development personnel and higher compensation charges of $4.3 million, and higher depreciation charge of $0.7 million as the Company has more assets with the expiration of the Product Collaboration Agreement. This was offset by a lower expenses for leased equipment of $2.0 million
Research and development expenses were $46.5 million in fiscal year 2021, primarily associated with expenditures on our Maxeon 5, Maxeon 6 and Maxeon 7 cell and panel technology comprised primarily of compensation expense (including stock-based compensation) of $25.7 million, as well as facilities expense of $5.2 million, expenses for leased equipment of $5.1 million, research and development materials of $4.1 million, external consulting of $2.4 million and depreciation and amortization expense of $0.8 million. Included in these expenses is $30.9 million related to the Product Collaboration Agreement with SunPower. Please refer to “Item 7.B Related Party Transactions.”
Sales, General and Administrative Expenses
Sales, general and administrative expenses were $100.5 million in fiscal year 2022 and were comprised primarily of $47.7 million of compensation expense (including stock-based compensation) and $23.6 million of professional fees and outside services, as well as $7.6 million of equipment related expenses, $5.8 million of insurance expense, $2.8 million of facilities related costs including rent, utilities and maintenance, and $1.5 million of depreciation expense. Included in these expenses is a net credit of $3.0 million related to the transition services agreement with SunPower. The increase of sales, general and administrative expenses of $11.7 million as compared to 2021 is primarily driven by higher compensation expenses of $7.1 million due to increase headcount resulting in higher remuneration, lower net release from bad debt reserve of $1.9 million due to one-off reversal in fiscal year 2021 and $2.4 million from higher marketing investments on roadshows and exhibition as well as travel expenses due to ease of travel restrictions
Sales, general and administrative expenses were $88.8 million in fiscal year 2021 and comprised primarily of $40.6 million of compensation expense (including stock-based compensation), $25.3 million of professional fees and outside services, $6.5 million of insurance expense, $6.1 million of equipment related expenses, $3.9 million of facilities related costs including rent, utilities and maintenance, and $1.4 million of depreciation expense. Included in these expenses is a net charge of $5.2 million related to the transition services agreement with SunPower.
Restructuring charges
Restructuring expense for fiscal year 2022 was $2.1 million. The majority of the cost relates to our June 2022 restructuring plan on the planned closure of our module factory in Porcelette, France. Restructuring expense was $8.1 million in fiscal year 2021. The majority of the cost relates to our May 2021 restructuring plan on the planned closure of our module factory in Toulouse, France
See “Note 8. Restructuring” to the consolidated and combined financial statements for further information regarding our restructuring plans.
Other expense, net

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
(In thousands)
Other expense, net
Interest expense, net	$(27,812)	$(27,848)
Loss on extinguishment of debt	—	(5,075)
Other, net	2,223	(33,693)
Other expense, net	$(25,589)	$(66,616)
Of the total $27.8 million in interest expense incurred during fiscal year 2022, $16.4 million relates to the Green Convertible Notes due 2025 and $7.1 million relates to the 2027 Notes. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Of the total $27.8 million in interest expense incurred during fiscal year 2021, $23.7 million relates to the Green Convertible Notes due 2025, $3.5 million relates to our term loan and working capital facilities that were terminated during the year. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Loss on extinguishment of debt of $5.1 million arose from the write-off of unamortized debt issuance cost following the termination of our $50.0 million working capital facility in September 2021 and the expiration of the availability period for draw down of our $75.0 million term loans in August 2021.
Other, net for fiscal year 2022 primarily comprised of a $2.4 million gain on the remeasurement of Prepaid Forward associated with the Green Convertible Notes and $1.0 million gain arising from the recognition of reimbursement of litigation cost, partially offset by a foreign exchange loss of $0.4 million and loss of $1.5 million on derivative instruments.
Other, net for fiscal year 2021 primarily comprised of $34.5 million loss on remeasurement of the Prepaid Forward associated with the Green Convertible Notes and a loss of $3.5 million on derivative instruments, partially offset by foreign exchange gain of $1.4 million and a gain of $3.0 million related to the deemed disposal of our equity ownership in Huansheng JV. There was a capital injection of RMB270.0 million (equivalent to $41.6 million) by TZE into Huansheng JV in September 2021 which diluted our equity ownership of the joint venture from 20.0% to 16.3%.

Income Taxes

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
(In thousands)
Provision for income taxes	$(32,191)	$(203)
In fiscal year 2022, our income tax expense of $32.2 million was primarily due to the tax expense in jurisdictions that were profitable, provision of higher unrecognized tax benefit and an increase in valuation allowance on our deferred tax assets.
In fiscal year 2021, our income tax expense of $0.2 million was primarily due to tax expenses in jurisdictions that were profitable and an increase in unrecognized tax benefits.
Equity in Losses of Unconsolidated Investees
For the fiscal years 2022 and 2021, our unconsolidated investee, Huansheng JV, experienced a loss for which we recorded our reportable share of $9.1 million and $16.5 million, respectively. The decrease of $7.4 million in equity in losses of unconsolidated investee was primarily due to lower losses attributable to Huansheng JV and a lower share of losses by the Company due to dilution of shareholdings that happened in September 2021.
Net (Income) Loss Attributable to Noncontrolling Interests
For the fiscal years 2022 and 2021, we attributed $0.3 million of net income and $1.2 million of net loss, respectively, to noncontrolling interests. The change from a net loss to net income attributable to noncontrolling interests was a result of more profitable operations from our consolidated investee during fiscal year 2022.
Reconciliation of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross loss, non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges and fees, remeasurement (gain) loss on prepaid forward and physical delivery forward, loss on extinguishment of debt, impairment, equity in losses of unconsolidated investees and related gains and loss related to settlement of price escalation dispute (“Adjusted EBITDA”) to supplement our consolidated and combined financial results presented in accordance with GAAP. Non-GAAP gross loss is defined as gross loss excluding stock-based compensation and loss related to settlement of price escalation dispute. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges and fees.
We believe that non-GAAP gross loss, non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.
Each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:

•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross loss, non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring charges and fees. We incur restructuring charges and fees related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges and fees are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges and fees from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement (gain) loss on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200.0 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement (gain) loss on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude these mark-to-market adjustments from our Adjusted EBITDA as they are not reflective of ongoing operating results nor do the (gain) loss contribute to a meaningful evaluation of our past operating performance.
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
•Equity in losses of unconsolidated investees and related gains. This relates to the loss on our unconsolidated equity investment Huansheng JV and gains on such investment. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.

•Loss related to settlement of price escalation dispute. This relates to loss arising from the settlement of price escalation dispute with a polysilicon supplier related to our long-term, firm commitment polysilicon supply agreement. This is excluded from our Adjusted EBITDA financial measure as it is non-recurring and not reflective of ongoing operating results. As such, management believes that it is appropriate to exclude such charges as the loss does not contribute to a meaningful evaluation of our past operating performance.
Reconciliation of Non-GAAP Financial Measures

	Fiscal Year Ended
(In thousands)	January 1, 2023	January 2, 2022
Gross loss(1)	$(47,948)	$(29,014)
Stock-based compensation	1,535	1,250
Loss related to settlement of price escalation dispute	15,170	—
Non-GAAP Gross loss(1)	(31,243)	(27,764)

GAAP Operating expenses	152,346	143,433
Stock-based compensation	(13,045)	(5,981)
Restructuring charges and fees	(5,632)	(8,084)
Non-GAAP Operating expenses	133,669	129,368

GAAP Net loss attributable to the stockholders(1)	(267,424)	(254,520)
Interest expense, net	27,812	27,848
Provision for income taxes	32,191	203
Depreciation	56,470	41,827
Amortization	272	383
EBITDA(1)	(150,679)	(184,259)
Impairment	—	5,058
Stock-based compensation	14,580	7,231
Loss related to settlement of price escalation dispute	15,170	—
Restructuring charges and fees(2)	5,632	7,156
Remeasurement (gain) loss on physical delivery forward and prepaid forward	(2,411)	34,468
Equity in losses of unconsolidated investees and related gain	9,072	8,447
Loss on extinguishment of debt	—	5,075
Adjusted EBITDA(3)	(108,636)	(116,824)
(1)The Company’s GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to supplementary information in the table below.
(2)Amount represents restructuring charges and fees related to reorganization plans, excluding accelerated depreciation amounting to $0.9 million included in the depreciation line for fiscal year 2021.
(3)The Adjusted EBITDA for fiscal year 2021 did not contain an adjustment for equity in losses of unconsolidated investees and related gain on such equity investment. For a reconciliation of Adjusted EBITDA to GAAP Net loss attributable to the stockholders for fiscal year 2021, please refer to our Form 20-F filed with the SEC on March 24, 2022.

Supplementary information affecting GAAP and Non-GAAP results

		Fiscal Year Ended
(In thousands)	Financial statements item impacted	January 1, 2023	January 2, 2022
Incremental cost of above market polysilicon(1)	Cost of revenue	$11,329	$47,188
Loss on ancillary sales of excess polysilicon(2)	Cost of revenue	8,328	14,264
(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter.
(2)In order to reduce inventory and improve working capital, we had periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss.
5.B. LIQUIDITY AND CAPITAL RESOURCES
Current Sources of Liquidity and Capital Resources
As of January 1, 2023, we had unrestricted cash and cash equivalents of $227.4 million, restricted cash of $40.5 million and short-term securities representing a 4-month time deposit of $76.0 million as compared to $166.5 million of unrestricted cash and cash equivalents, $25.7 million of restricted cash and nil short-term securities as of January 2, 2022.
We have collected material customer advances in connection with certain of our supply agreements we have entered into. The customer advances are amortized based on the contractually agreed upon utilization schedule at the point of transfer of control of goods to the customer. Refer to “Note 5. Revenue from contracts with customers” to our consolidated and combined financial statements for more details on the amortization of the customer advances and details on secured assets made for some of the supply agreements.
2027 Notes
On August 17, 2022, the Company completed the sale of $207,000,000 in aggregate principal amount of 7.50% first lien senior secured convertible notes due 2027 (“2027 Notes”) to Zhonghuan Singapore Investment and Development Pte. Ltd (“TZE SG”), a wholly owned subsidiary of TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.) (“TZE”) and an existing shareholder of the Company, at a purchase price equivalent to 97% of the principal amount of the 2027 Notes. This resulted in aggregate net proceeds of $187.2 million after giving effect to the discount and estimated issuance costs. The 2027 Notes were issued pursuant to an indenture (the “Indenture”) dated August 17, 2022, among the Company, certain subsidiaries of the Company party thereto as guarantors, Deutsche Bank Trust Company Americas, as trustee, and DB Trustees (Hong Kong) Limited, as collateral trustee (the issuance of the 2027 Notes, the “Issuance”). The Issuance of the 2027 Notes was made pursuant to the exemption from registration provided by Regulation D under the Securities Act of 1933, as amended.
The 2027 Notes will mature on August 17, 2027, the fifth anniversary of Closing. Interest on the 2027 Notes will be paid semi-annually and it can take the following forms: (a) a portion shall be paid in cash and (b) the remainder may be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding 2027 Notes or issuing additional 2027 Notes in a corresponding amount (the “PIK Notes”), (iii) subject to certain conditions, in ordinary shares of the Company (the “Shares”), and/or (iv) a combination of any two or more forms of payment as described in (i) through (iii). The 2027 Notes are convertible, at the option of the holder of the 2027 Notes, from and after the date of Closing until the fifth scheduled trading day immediately preceding the maturity date of the 2027 Notes, in accordance with the terms and conditions set forth in the Indenture. Upon the conversion of any 2027 Note, the Company shall have the option to settle such conversion by way of cash and/or newly issued Shares, at an initial conversion price of $23.13 per Share, subject to adjustments to be set forth in the Indenture (the “Conversion Price”). The Company may redeem the 2027 Notes (a) on or after August 17, 2024, the second anniversary of the Closing if the closing sale price per Share exceeds 130% of the Conversion Price then in effect on at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice and (b) at any time upon the occurrence of certain changes in relevant tax laws, at a redemption price equal to 100% of the principal amount of the 2027 Notes plus accrued and unpaid interest, in accordance with the terms and conditions to be set forth in the Indenture. In the event all of the 2027 Notes were to be fully converted into Shares by the Investor on the basis of the Conversion Price in effect as of Closing and in accordance with the terms and conditions of the Indenture, the Investor would hold approximately 36.8% of the outstanding shares of the Company (inclusive of its existing 24.1% ownership). This potential increase in the Investor’s ownership of the Company’s shares would not result in a change to the Investor’s existing governance rights under the terms of the shareholders agreement dated August 26, 2020 (the “Shareholders Agreement”) entered into by and among the Investor, the Company and TotalEnergies Solar INTL SAS and TotalEnergies Gaz Electricité Holdings France SAS (collectively referred to as “TotalEnergies”).
Revolving Credit Facility
In June 2018, SunPower entered into a Revolving Credit agreement which entitles us to an uncommitted, on demand import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. The interest rate for the Revolving Credit agreement was updated to 1.5% per annum over SOFR interest rate over a maximum financing tenor of 90 days in August 2022. In October 2021, Standard Chartered Bank Malaysia Berhad reduced the facility limit under the SCB Agreement (as defined below) to $25.0 million. The facility limit was reinstated to $50.0 million in December 2021, and the terms of the agreement remain unchanged. As of January 1, 2023 and January 2, 2022, the outstanding amount was $50.0 million and $24.7 million respectively.
2025 Green Convertible Notes
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
Upon satisfaction of the relevant conditions, the Green Convertible Notes will be convertible into Maxeon shares at an initial conversion price of $18.19 per share and an initial conversion rate of 54.9611 Maxeon shares per $1,000 principal amount of Green Convertible Notes. The conversion rate and conversion price will be subjected to adjustment in specified circumstances. We will settle conversions by paying or delivering, as applicable, cash, Maxeon shares or a combination of cash and Maxeon shares, at our election.

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
Cash Flows
A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents is as follows:

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
(In thousands)
Net cash provided by (used in) operating activities	$3,437	$(4,866)
Net cash used in investing activities	(139,301)	(154,448)
Net cash provided by financing activities	211,474	141,808
Operating Activities
Net cash provided by operating activities in fiscal year 2022 was $3.4 million and was primarily driven by (i) non-cash charges of $89.2 million related to depreciation and amortization, stock-based compensation, excess or obsolete inventories and other non-cash charges; (ii) $7.1 million non-cash interest expense primarily attributable to amortization of stock lending fees and accretion associated with the Green Convertible Note and 2027 Notes; (iii) non-cash equity in losses of unconsolidated investee of $9.1 million; and (iv) a favorable change in working capital of $158.8 million. This was offset by a net loss of $267.1 million, adjusted for non-cash remeasurement gain on Prepaid Forward of $2.4 million.
The favorable working capital movement arose from $195.7 million increase in contract liabilities arising from advance collections from customers for certain contracts entered during the year and partially offset by utilization, an increase of $70.6 million in accounts payable and other accrued liabilities due to timing of settlement of invoices and a $49.6 million decrease in advance payments to suppliers. This was offset by $106.6 million increase in inventories, $35.69 million increase in prepaid expenses and other assets and increase in accounts receivables of $15.3 million, primarily attributable to billing and collection cycles,.
Net cash used in operating activities in fiscal year 2021 was $4.9 million and was primarily the result of a net loss of $255.7 million of which $47.2 million relates to out-of-market polysilicon cost. Net cash used in operating activities is also adjusted for (i) non-cash charges of $60.8 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (ii) non-cash remeasurement gain on the Prepaid Forward of $34.5 million; (iii) a $13.4 million non-cash interest expense primarily attributable to amortization of stock lending fees and accretion associated with the Green Convertible Note and Convertible Notes 2027; (iv) non-cash equity in losses of unconsolidated investee of $16.5 million; and (v) a favorable change in working capital of $129.1 million.
The significant cash movements within the working capital are, a $72.5 million increase in contract liabilities arising from advance collections from customers, a $41.1 million decrease in advance payments to suppliers, an increase in accounts payable and other accrued liabilities of $41.1 million due to timing of settlement of invoices, and a decrease in accounts receivables of $38.3 million, primarily attributable to billing and collection cycles. This was offset by a $43.2 million increase in inventories primarily due to slower shipment resulting from COVID-19 and a $20.5 million increase in prepaid expenses and other assets.
Investing Activities
Net cash used in investing activities in fiscal year 2022 was $139.3 million. Out of which, $63.3 million pertains to capital expenditures and $76.0 million pertains to the purchase of a time deposit.
Net cash used in investing activities in fiscal year 2021 was $154.4 million, which was primarily capital expenditures.
See “Item 4.A. History and Development of the Company – Principal Capital Expenditures” for more information.
Financing Activities
Net cash provided by financing activities in fiscal year 2022 was $211.5 million. The significant cash activities were the proceeds from the issuance 2027 Notes of $187.2 million and the net proceeds of $25.3 million from other debts arrangement. The gross inflows and outflows for the year were $258.4 million and $233.1 million respectively.
Net cash provided by financing activities in fiscal year 2021 was $141.8 million. The significant cash activities were the proceeds from the issuance of ordinary shares of $169.7 million, and the net payment of $22.9 million to a bank under the Revolving Credit agreement. The gross inflows and outflows for the year were $170.3 million and $193.2 million respectively.
Material Cash Requirements
As of January 1, 2023 and January 2, 2022, our outstanding debt was $459.2 million and $225.6 million, respectively.
We expect total capital expenditures ranging from $100 million to $120 million in fiscal year 2023. As of January 1, 2023, we had committed to capital expenditures of $54.8 million through the issuance of purchase orders. The capital expenditures mainly relate to preparation for capacity expansion for our Maxeon 7 technology, completion of manufacturing capacity for Performance line panels to be sold in the U.S. market, completion of manufacturing capacity for our Maxeon 6 product platform, further developing Maxeon 7 technology and operating a pilot line, as well as various corporate initiatives. The above excludes capital expenditures in connection to the investment plan to deploy a multi-GW factory in the United States to manufacture solar products for both the DG and utility-scale power plant markets.
Inflationary price increases impacting the cost of raw materials, manufacturing equipment, labor, electricity, and logistics services have had and could continue to have the effect of increasing our capital requirements. Additionally, shortages and shipping delays may require us to expend additional working capital to accumulate more buffer stocks of raw materials, semi-finished or finished goods.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments results in increased expenses, collateralization and would likely impose new restrictive covenants.
Anticipated Sources of Funds
We believe that our current cash and cash equivalents and cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months. We expect that we will address our working capital requirements and fund our committed and uncommitted capital expenditures through our current cash and cash equivalents, cash generated from operations, customer prepayments, available funds to the extent available to us under our existing debt facility and additional debt or equity financing to the extent we are able to raise such funding on acceptable terms.
We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. The dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the worldwide uncertainty created by the war in Ukraine and the potential for impacts as a result of any new outbreaks of COVID-19 or other health crises on our business operations make it difficult to quantify with certainty our long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macro conditions set forth above worsen or last a sustained period of time. See also Risk Factor “We may be unable to obtain access to external financing necessary to make adequate capital expenditures necessary to improve our profitability, remain competitive and grow our business.”
The Company will continue to pursue opportunities to seek additional funding, which may include the offering of debt and equity securities, to fund future capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing. The current economic environment and market conditions could limit our ability to raise capital on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity or convertible debt securities would result in dilution to our stockholders and additional debt would also result in increased expenses, collateralization and would likely impose new restrictive covenants.
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
Liabilities Associated with Uncertain Tax Positions
Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement will be made for our liabilities associated with uncertain tax positions in other long-term liabilities. As of January 1, 2023, total liabilities associated with uncertain tax positions was $16.8 million, included within “Other long-term liabilities” in our Consolidated Balance Sheets. As of January 2, 2022, the liabilities associated with uncertain tax position was $13.5 million of which $3.7 million and $9.8 million were included within “Accrued liabilities” and “Other long-term liabilities” in our Consolidated Balance Sheets, respectively. The long-term unrecognized tax benefits are not expected to be paid within the next twelve months.
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
Our exposure to movements in foreign currency exchange rates is primarily related to sales to European customers that are denominated in Euros. Revenue generated from these European customers represented 41% and

39% of our total revenue in fiscal years 2022 and 2021, respectively. A 10% change in the Euro exchange rate would have impacted our revenue by approximately $43.7 million and $30.9 million in fiscal years 2022 and 2021, respectively.
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
As at January 1, 2023, we had designated outstanding cash flow hedge option contracts with a notional value of $213.3 million to hedge the exposure of Euro and Australian dollar against U.S. dollar. Because we hedge some of our expected future foreign exchange exposure, if associated revenues do not materialize we could experience a reclassification of gains or losses into earnings. Such a reclassification could adversely impact our revenue, margins and results of operations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.
We conduct hedging activities which involve the use of forward currency contracts that are designed to hedge our balance sheet exposure to changes in the foreign exchange rate between the U.S. dollar and other currencies although these contracts are not designated as hedging instruments. As at January 1, 2023 and January 2, 2022, we had outstanding forward currency contracts with aggregate notional values of $14.9 million and $53.6 million, respectively.
Credit Risk
We have certain financial and derivative instruments that subject us to credit risk. These consist primarily of cash and cash equivalents, restricted cash and cash equivalents, short-term securities, investments, accounts receivable and advances to suppliers, and derivative financial instruments. We are exposed to credit losses in the event of nonperformance by the counterparties to our financial and derivative instruments. Our investment policy requires cash and cash equivalents, restricted cash and cash equivalents, and investments to be placed with high-quality financial institutions and limits the amount of credit risk from any one issuer. We additionally perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally do not require collateral.
We entered into agreements with a vendor that specify future quantities and pricing of silicon wafers to be supplied through fiscal year 2023. As of January 1, 2023, we have remaining advances to this supplier totaling $2.1 million.
We enter into foreign currency derivative contracts with high-quality financial institutions and limit the amount of credit exposure to any single counterparty. As of January 1, 2023, the foreign currency derivative contracts are limited to a time period of seven months or less. We regularly evaluate the credit standing of our counterparty financial institutions.
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
Equity Price Risk Involving Minority Investments in Joint Ventures and Other Non-Public Companies
Our investments held in our joint ventures and other non-public companies expose us to equity price risk. As of January 1, 2023 and January 2, 2022, investments of $3.1 million and $11.2 million, respectively, are accounted for using the equity method. As of January 1, 2023 and January 2, 2022, investments of $4.0 million and $4.0 million, respectively, are accounted for using the measurement alternative method.
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
Quantitative and Qualitative Disclosures About Market Risk
See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Our research and development spending totaled $49.7 million and $46.5 million for the fiscal years 2022 and 2021, respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3.D. Risk Factors.” For further information on our research and development policies and additional product information, see “Item 4.B. Business Overview.”
5.D. TREND INFORMATION
Please see “Item 5.A. Operating Results—Trends and Uncertainties” and “Item 4.B. Business Overview—Our Markets” for trend information.
5.E. CRITICAL ACCOUNTING ESTIMATES
Please see “Item 5.A. Operating Results—Critical Accounting Policies and Significant Estimates” for critical accounting estimates information.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
Our Constitution provides that, subject to the regulations of Maxeon contained in the Constitution for the time being in force, the minimum number of directors is two and the maximum number is ten. We may vary the maximum number of directors by ordinary resolution from time to time. In accordance with the terms of the

Shareholders Agreement, the Maxeon Board consists of ten directors, including three TotalEnergies designees, three TZE designees, three independent directors and Maxeon’s chief executive officer.

Director	Age	Appointment Date
William Mulligan, Chief Executive Officer	62	January 23, 2023
Kris Sennesael, Independent Director	54	June 6, 2022
Donald Colvin, Independent Director	70	August 13, 2020
Steve Leonard, Independent Director	60	June 7, 2021
Gavin Adda, TotalEnergies designee	47	May 24, 2022
Erick Chabanne, TotalEnergies designee	58	August 27, 2020
Nikita Taldykin, TotalEnergies designee	43	October 25, 2021
Xu Luo Luo, TZE designee	40	January 18, 2023
Zhang Changxu, TZE designee	47	August 27, 2020
Sean Wang, TZE designee	59	October 17, 2022
Biographies
William Mulligan, Chief Executive Officer
William Mulligan is our Chief Executive Officer and a member of Maxeon’s Board. Before joining Maxeon, he served as the Chief Operating Officer for Sila Nanotechnologies, a battery materials company. Prior to that, Dr. Mulligan held senior leadership positions at SunPower Corporation from May 1998 to August 2010 and again from November 2014 to March 2019, including Executive Vice President of Global Operations, Vice President Technology Strategy and Vice President Research and Development. He was also a Board Member and then President and Chief Executive Officer at SolarBridge Technologies, a micro inverter company from June 2011 to November 2014. Before that he has held engineering roles at AstroPower and Fairchild/National Semiconductor. Dr. Mulligan has almost 30 years of solar industry experience and over 30 technical publications relating to solar technology to his credit. Dr. Mulligan holds a B.A. in History and a B.S. in Chemistry from the University of Washington, a M.S.E. in Chemical Engineering from the University of Michigan, and a Ph.D. in Materials Science from Colorado School of Mines.
Donald Colvin

Donald Colvin serves as an independent director and Chairman of Maxeon’s Board, Chairman of its Compensation Committee, member of its Audit Committee and member of its Nominating and Corporate Governance Committee. Mr. Colvin also serves as an independent director and chairman of the audit committee for Viavi Solutions and Agilysys. Mr. Colvin has served on other boards throughout his career, including as an independent director on the audit committee for Applied Micro Circuits Corporation and Isola and an advisory board member for Conexant Systems. Mr. Colvin was interim Chief Financial Officer for Isola during 2015 and 2016, appointed by their Board to restructure the company, and prior to this was Chief Financial Officer of Caesars Entertainment Corporation from November 2012 to January 2015. Mr. Colvin has also served as Chief Financial Officer for ON Semiconductor Corp., Amtel Corporation and European Silicon Structures. Mr. Colvin has also held a number of financial leadership positions for multinational companies. Mr. Colvin holds a B.A. in economics and an M.B.A. from the University of Strathclyde in Scotland.
Kris Sennesael
Kris Sennesael serves as an independent director on Maxeon’s Board of Directors, Chairman of its Audit Committee, and member of the Compensation and Coordination Committees. Mr. Sennesael is currently the Senior Vice President and Chief Financial Officer of Skyworks Solutions, an innovator of high performance analog semiconductors with over $5 billion in revenues. Previously, Mr. Sennesael served as Chief Financial Officer for Enphase Energy, a semiconductor-based renewable energy solutions provider, from September 2012 to August

2016. Earlier, he served as Chief Financial Officer for Standard Microsystems Corporation, a global fabless semiconductor company, from January 2009 to August 2012, prior to which he held financial positions at ON Semiconductor, AMI Semiconductor, and Alcatel Microelectronics. Mr. Sennesael graduated from the University of Ghent, Belgium, with a Bachelor of Economics and Master of Economics, and from the Vlerick Management School with a Master in Business Administration.
Steve Leonard

Steve Leonard serves as an independent non-executive director on Maxeon’s Board of Directors, as Chairman of its Nominating and Corporate Governance Committee and its Coordination Committee, and as a member of its Audit Committee. Mr. Leonard also currently serves as an independent non-executive director of Singapore Post Ltd. (SingPost), an international leader in e-commerce logistics and services; of AsiaSat, a privately held Hong Kong-based satellite operator; and of SC Bank Solutions (Singapore) Ltd., a digital-banking joint venture between Standard Chartered Bank and NTUC Enterprise. Mr. Leonard serves on the advisory board of Cambridge Innovation Capital, a deep-tech venture capital firm with strong links to the University of Cambridge in England, and on the advisory board of SDG Impact Japan, a sustainability-focused investment platform based in Tokyo. Mr. Leonard has 30 years of experience in the private sector building information technology companies, and seven years of experience in the public sector working for the Singaporean government leading various national programs.
Gavin Adda
Gavin Adda serves as a director designated by TotalEnergies on Maxeon’s Board of Directors and member of its Coordination Committee. Mr. Adda has served as the Chief Executive Officer of TotalEnergies Renewables Distributed Generation (DG) Asia since 2017. TotalEnergies DG Asia was created when TotalEnergies acquired Mr. Adda’s company. He also serves as Co-Chairman of the European Chamber of Commerce (Sustainability Committee) in Singapore and he serves on the TotalEnergies Executive Management Committee for Asia. Previously, he served as Chief Executive Officer and Founder of CleantechEnergy Private Limited in India, which was acquired by Shell and Keppel. Prior to that, Mr. Adda held various executive level positions at REC Solar Limited and Samsung Group. Mr. Adda graduated from Cambridge University in 1996 with a Bachelor of Arts and a Master of Arts, and from INSEAD in 2006 with a Master in Business Administration..
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
Nikita Taldykin
Nikita Taldykin serves as a director designated by TotalEnergies on Maxeon’s Board of Directors and member of its Nominating and Corporate Governance Committee. Since 2022, Mr. Taldykin has been the Vice President - Business Development and Strategy of TotalEnergies E&P USA, Inc., located in Houston, Texas. In this role, he sits on various management committees and boards of directors and is responsible for the development and implementation of new business stragegies both in the traditional and new energies in the United States. He joined TotalEnergies in 2010 and has since held several business development and legal roles, including the previous role of Vice President and General Counsel - Upstream and Corporate Services in which he was responsible for managing legal and compliance affairs for TotalEnergies' upstream affiliates in the United States. Mr. Taldykin began his career in private practice at Vinson & Elkins LLP, where he focused on domestic and cross-border energy transactions across Asia-Pacific, Europe, North America, Africa, Latin America and the Caribbean. Mr. Taldykin

obtained a Bachelor of Arts in Government and Economics from Georgetown University and a Juris Doctor from Georgetown University Law Center, located in Washington, D.C..
Xu Luo Luo
Xu Luo Luo serves as a director designated by TZE on Maxeon’s Board of Directors and member of Maxeon’s Nominating and Corporate Governance Committee. Mr. Xu is the Associate President of TCL Group since 2018, in this role, he is responsible for corporate development, merger and acquisition, partnership, strategic investment and capitalization, he sits on several management committees including TCL Group investment committee and TCL Capital, and he has held various management positions within TCL Group since 2012. Mr. Xu also currently serves as vice-chairman at Printronics Circuit, a specialized PCB manufacturer listed on Shenzhen Stock Exchange, director at Homa, a refrigerator ODM manufacturer listed on Shenzhen Stock Exchange; he has served on other boards throughout his career, including as Chairman of Highly, a consumer electronics distributor listed on Beijing Stock Exchange. Previously, he has held various management position at BAIC/Foton Motor, a commercial vehicle manufacturer listed on Shanghai Stock Exchange, and AVL, a world’s leading mobility technology provider for development, simulation and testing of powertrain. At TCL, he has led numerous growth and transformation initiatives, including spin-off of TCL Industries (incl. TCL Electronics, the world’s leading TV manufacturer listed on Hong Kong Stock Exchange, and Tonly, a leading audio and video ODM manufacturer) from TCL Group, TCL acquisition of Zhonghuan, one of the world’s top solar ingot and wafer manufacturer listed on Shenzhen Exchange, Printronics Circuit, and Homa. Mr. Xu holds a bachelor degree in computer science, and postgraduate degree in excellence management from University of Warwick.
Zhang Changxu
Zhang Changxu serves as a director designated by TZE on Maxeon’s Board of Directors and member of its Compensation Committee. Ms. Zhang is currently a Board Director and the Chief Operations Officer and Chief Financial Officer of TZE and a board director of Huansheng Photovoltaic (Jiangsu) Co., Ltd. From 2012, she served in various leadership roles for TZE, including as Chief Financial Officer of Inner Mongolia Zhonghuan Photovoltaic Material Co. Ltd., and CFO and General Manager of Tianjin Huanou Semiconductor Materials and Technology Co., Ltd. Ms. Zhang has extensive experience in corporate management from her management roles in finance, sales and marketing, supply chain and comprehensive planning. She has a Master’s Degree in software engineering from Tongji University and a Bachelor’s Degree in business administration from Shanxi University of Finance and Economics.
Sean Wang
Sean Wang serves as a director designated by TZE on Maxeon’s Board of Directors and member of its Coordination Commitee. Mr. Wang is the Executive President of International Operations for TZE. Prior to his role at TZE, he was Chairman of Shanghai E-Talent Digitech Investment from October 2019 to June 2022. Earlier, Mr. Wang served as the Senior Vice President and Chief Investment Director of ENN Group from March 2018 to September 2019 and has held senior management roles at ENN Energy Holdings Limited. Prior to this, Mr. Wang was a managing partner at Sino-Sin Investment Fund and an Executive Director and Chief Financial Officer at China Rongsheng Heavy Industries Group, and has held various other executive leadership roles during his career. Mr. Wang graduated from Hamline University in 1986 with a Bachelor of Economics and from the Carlson School of Management at the University of Minnesota with a Master of Business Administration in 1989.

Senior Management
The following table sets forth information regarding our senior management as of the date of this Form 20-F. William Mulligan serves as our Chief Executive Officer.

Name	Age	Title	Appointment Date
Mark Babcock	52	Chief Revenue Officer	December 15, 2020
Kai Strohbecke	52	Chief Financial Officer	March 15, 2021
Lindsey Roon Wiedmann	45	Chief Legal Officer	August 21, 2020
Philippe Costemale	56	Chief Operating Officer	August 15, 2022
Peter Aschenbrenner	67	Chief Strategy Officer	August 21, 2020
Tiffany See	47	Chief Human Resources Officer	August 21, 2020
Ralf Elias	52	Chief Product Officer	July 1, 2021
Biographies
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
Kai Strohbecke, Chief Financial Officer

Kai Strohbecke is our Chief Financial Officer and is responsible for our activities and processes in the areas of Accounting, Tax, Financial Reporting, Financial Planning & Analysis, Treasury, Investor Relations and Information Technology. Prior to joining Maxeon, Mr. Strohbecke served as the Vice President Finance and Global Operations Controller for Micron Technology in Singapore. Until 2013, he served for ten years as CFO at Inotera Memories, a memory semiconductor manufacturing company located in Taiwan that he helped list on the Taiwan Stock Exchange in 2006. Before joining Inotera, Mr. Strohbecke worked in various management roles with increasing responsibility at Infineon and Siemens Semiconductor Group in Germany, Taiwan and the United States. Mr. Strohbecke holds a bachelor’s degree in Business Administration from Berufsakademie Mannheim, Germany and a joint EMBA degree from Tsinghua University (Beijing) and INSEAD.
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

Philippe Costemale, Chief Operating Officer
Philippe Costemale is our Chief Operating Officer and is responsible for manufacturing, quality, supply chain, cell technology deployment and EHS globally. Mr. Costemale brings to Maxeon over 20 years’ experience in smart manufacturing transformation, consolidating global and regional supply chain, and accelerating new business models. An industry executive with wide and varied knowledge in growing B2B business, Mr. Costemale has worked across Europe, Asia and North America, most recently as Vice President Global Manufacturing and Supply Chain for Technicolor based in Hong Kong. He spent 14 years at global manufacturing giant Jabil leading the business and operations for Europe, heading up a team of 11 GMs and delivering strategies that significantly boosted annual revenue, ensured world-class quality and strengthened customer partnerships. Mr. Costemale graduated from the European Business School Paris-London-Madrid and is an ASQ Certified Six Sigma Black Belt from the American Society for Quality.
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
Tiffany See, Chief Human Resources Officer
Tiffany See is our Chief Human Resources Officer and is responsible for developing and executing human resource strategy in support of the overall business plan and strategic direction of the organization, specifically in the areas of succession planning, talent management, change management, organizational and performance management, training and development, and compensation. Before joining Maxeon, since November 2018, she was Head of Asia - Human Resources at BHP, a global resources company. Prior to BHP, Ms. See was Executive Director, Human Resources (Asia), for Dell Technologies, where she spent 17 years in a variety of human resources leadership positions. Ms. See holds a bachelor’s degree in Commerce from the University of Newcastle (Australia), and a Bachelor of Laws from University of New England (Australia). Ms. See is also a Certified Solution Focused Coach.
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
6.B. COMPENSATION
Non-Employee Director Compensation
In August 2020, our Board adopted a policy for cash and equity-based compensation that shall be payable to eligible non-employee members of the Board who are not nominated representatives of TotalEnergies and TZE, or their corporate affiliates (“Outside Directors”).
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
A stock ownership guidelines policy was adopted by the Company in June 2021, requiring Outside Directors to hold Maxeon shares equal or greater than 3x annual cash retainer fees. Outside Directors have five years to achieve compliance.
For fiscal year 2022, we paid and accrued fees and compensation of approximately $0.3 million and granted 46,999 RSUs to our Outside Directors.
Executive Officer Compensation
Our Executive Compensation program for fiscal year 2022 include the following:
•A Corporate Bonus Plan (“CBP”) payable annually in the form of cash. The payouts are dependent on meeting a number of corporate and individual objectives, including Maxeon’s financial performance and achievement of key results, as well as individual performance;
•Time-based RSUs that generally vest over three years;
•Performance-based restricted stock units (“PSUs”) that generally vest over three years after achieving performance targets as determined from time-to-time; and
•Transformation Incentive Plan (“TIP”) with a number of restricted stock units to be granted after achieving performance targets over a three-year performance period (“TIP Grant”). 50% of the TIP Grant will vest immediately upon grant and the remaining 50% will vest one year after grant.
A stock ownership guidelines policy was adopted by the Company in June 2021, requiring the Chief Executive Officer to hold Maxeon shares equal or greater than 3x annual base salary and other Executive Officers to hold Maxeon shares equal or greater than 1x annual base salary. Executive officers have five years to achieve compliance.
For fiscal year 2022, we paid and accrued compensation of approximately $9.8 million and granted 383,168 RSUs and 258,564 PSUs to our Executive Officers. The amount of compensation paid include benefits-in-kind such as insurance premiums, retirement plans and other benefits as the Company deems suitable.
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
6.C. BOARD PRACTICES
General
The composition of the Maxeon Board and committees of the Maxeon Board are governed by our Constitution, together with the Shareholders Agreement.
Composition of the Maxeon Board
The Maxeon Board consists of 10 directors, including three TotalEnergies designees, three TZE designees, three independent directors and our Chief Executive Officer. Mr. Colvin is the Chairman of the Maxeon Board. The Chairman is entitled to a casting vote in the case of an equality of votes.
The Shareholders Agreement includes provisions adjusting the rights of each of TotalEnergies and TZE to designate a particular number of directors depending on changes in their share ownership, including a provision allowing either shareholder, if they acquire at least 50% of our shares, to designate a majority of the directors. Each of TotalEnergies and TZE will lose the right to designate any directors if they hold less than 10% of our outstanding shares.
Committees of the Maxeon Board
So long as TotalEnergies or TZE have the right to designate at least one director to the Maxeon Board, each committee of the Maxeon Board other than the Audit Committee will contain a board designee of such shareholder. Generally, if the other shareholder also has a right to designate at least one director, then the number of appointees to each committee for each shareholder shall be equal. All committees will have at least two independent directors and the Audit Committee will be composed entirely of independent directors.
The Maxeon Board delegates certain of its responsibilities to the following committees: the Audit Committee, the Compensation Committee, the Coordination Committee, and the Nominating and Corporate Governance Committee, the purpose and responsibilities of each which are described further below.
Audit Committee
Messrs. Sennesael (Chair), Leonard and Colvin are members of the Audit Committee.
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
Compensation Committee
Messrs. Colvin (Chair), Sennesael, Chabanne and Ms. Zhang are members of the Compensation Committee.
The purpose of the Compensation Committee is primarily to:
•implement, review and modify the compensation of the Maxeon Board and senior management;
•oversee our compensation philosophy; and
•administer our equity incentive plans.
Coordination Committee
Messrs. Leonard (Chair), Sennesael, Adda and Wang are members of the Coordination Committee.
The purpose of the Coordination Committee is primarily to discuss our business opportunities and our performance against targets set forth in our approved annual budget.

Nominating and Corporate Governance Committee
Messrs. Leonard (Chair), Colvin, Taldykin and Xu are members of the Nominating and Corporate Governance Committee.
The purpose of the Nominating and Corporate Governance Committee is primarily to:
•select and recommend candidates for members of the Maxeon Board;
•evaluate whether incumbent directors should be nominated for re-election to the Maxeon Board upon expiration of such directors’ terms; and
•oversee the Company’s environmental, social and governance (“ESG”) programme.
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

Board Diversity Matrix (As of February 24, 2023)
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
•We rely on an exemption from the requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. Approval, if granted, shall continue in force until the earlier of:
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
6.D. EMPLOYEES
The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity for the past three fiscal years.

	As of
	January 1, 2023	January 2, 2022	January 3, 2021
	(full-time equivalents)
Marketing & Sales	131	96	83
Production & Supply	4,788	3,788	4,296
Research & Development	197	112	96
General & Administrative	228	206	134
Total	5,344	4,202	4,609
The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by geography for the past three fiscal years.

	As of
	January 1, 2023	January 2, 2022	January 3, 2021
	(full-time equivalents)
Australia	28	22	15
China	45	40	28
Europe	111	127	147
Japan	10	8	10
Malaysia	1,773	1,408	1,529
Mexico	2,068	1,397	1,719
Philippines	1,081	1,105	1,115
Singapore	97	74	30
South Africa	10	10	12
United Kingdom	6	3	3
United States	115	8	1
Total	5,344	4,202	4,609

Although in certain countries we have works councils and statutory employee representation obligations, our employees are generally not represented by labor unions on an ongoing basis. We have never experienced a work stoppage, and we believe our relations with our employees to be good.
6.E. SHARE OWNERSHIP
The following sets forth the total amount of Maxeon shares directly or indirectly owned by Maxeon’s directors and executive officers as of February 24, 2023. This is based on 45,067,059 Maxeon shares outstanding as of February 24, 2023.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that such person has the right to acquire within 60 days of February 24, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Holder	Maxeon Shares	Percentage Ownership
William Mulligan	3,563	*
Donald Colvin	31,205	*
Steve Leonard	24,201	*
Kris Sennesael	8,774	*
Gavin Adda(1)	—	*
Erick Chabanne(2)	—	*
Nikita Taldykin(3)	—	*
Sean Wang(4)	—	*
ZHANG Changxu(5)	—	*
XU Luo Luo(6)	—	*
Kai Strohbecke(7)(13)	14,197	*
Lindsey Roon Wiedmann(8)(13)	59,012	*
Philippe Costemale	—	*
Peter Claus Aschenbrenner(9)(13)	71,117	*
Mark Babcock(10)(13)	25,437	*
Tiffany See(11)(13)	38,429	*
Ralf Elias(12)(13)	12,786	*
*Less than 1%.
(1)Mr. Adda is an executive officer of TotalEnergies and may be deemed to have beneficial interests in the shares beneficially owned by TotalEnergies, but he disclaims beneficial ownership of such shares.
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
(4)Mr. Wang is a director of TZE and may be deemed to have beneficial interests in the shares beneficially owned by TZE, but he disclaims beneficial ownership of such shares.
(5)Ms. Zhang is a director of TZE and may be deemed to have beneficial interests in the shares beneficially owned by TZE, but she disclaims beneficial ownership of such shares.

(6)Mr. Xu is an executive officer of TZE and may be deemed to have beneficial interests in the shares beneficially owned by TZE, but he disclaims beneficial ownership of such shares.
(7)Represents 14,197 ordinary shares issuable upon vesting of RSUs held by Mr. Strohbecke within 60 days from February 24, 2023.
(8)Represents (i) 33,704 ordinary shares held or beneficially owned by Ms. Wiedmann, and (ii) 25,308 ordinary shares issuable upon vesting of RSUs and PSUs held by Ms. Wiedmann within 60 days from February 24, 2023.
(9)Represents (i) 45,586 ordinary shares held or beneficially owned by Mr. Aschenbrenner, and (ii) 25,531 ordinary shares issuable upon vesting of RSUs and PSUs held by Mr. Aschenbrenner within 60 days from February 24, 2023
(10)Represents (i)15,802 ordinary shares held or beneficially owned by Mr. Babcock, and (ii) 9,891 ordinary shares issuable upon vesting of RSUs held by Mr. Babcock within 60 days from February 24, 2023
(11)Represents (i) 26,470 ordinary shares held or beneficially owned by Ms. See, and (ii) 11,959 ordinary shares issuable upon vesting of RSUs and PSUs held by Ms. See within 60 days from February 24, 2023
(12)Represents (i) 4,308 ordinary shares held or beneficially owned by Mr. Elias, and (ii) 8,478 ordinary shares issuable upon vesting of RSUs held by Mr. Elias within 60 days from February 24, 2023
(13)The amount of Maxeon shares owned does not include shares that may be vested as PSUs in the 60 days following February 24, 2023 as the vesting of such shares are subject to determination of whether performance targets have been achieved and such determination has not been made as of February 24, 2023.
None of our shareholders have different voting rights from other shareholders as of the date of this annual report on Form 20-F.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. MAJOR SHAREHOLDERS
The information below describes the beneficial ownership of our shares by each person or entity that beneficially own 5% or more of our shares, as of February 24, 2023.
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

As of February 24, 2023, we believe that there were 479 record holders in the United States and no more than 46.73% of our outstanding shares are held of record by residents of the United States.

Holder	Maxeon Shares	Percentage Ownership
TotalEnergies SE(1))(3)	10,994,431	24.4%
Zhonghuan Singapore Investment and Development Pte. Ltd.(2)(4)	19,734,322	36.5%
(1)Based on the information contained in a Schedule 13D/A filed with the SEC on October 27, 2022 by TotalEnergies SE. TotalEnergies Solar INTL SAS is a direct wholly owned subsidiary of TotalEnergies Gaz Electricité Holdings France SAS, which is an indirect wholly owned subsidiary of TotalEnergies SE. Each of TotalEnergies SE, TotalEnergies Gaz Electricité Holdings France SAS and TotalEnergies Solar INTL SAS have shared voting and dispositive power over 10,994,431 Maxeon shares.
(2)Based on the information contained in a Schedule 13D filed with the SEC on August 18, 2022 by Zhonghuan Singapore Investment and Development Pte. Ltd. Zhonghuan Singapore Investment and Development Pte. Ltd. is a direct wholly owned subsidiary of TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.) (“TZE”). TZE has shared voting and dispositive power over 10,785,692 ordinary shares. TZE is deemed to be a beneficial owner of, and has shared voting and dispositive power over, an additional 8,948,630 ordinary shares issuable upon conversion of the 2027 Notes, TZE is also deemed to be a beneficial owner of up to an additional 1,959,701 ordinary shares issuable upon conversion of PIK Notes or Interest Payment Ordinary Shares issuable in lieu of cash payment of interest, assuming payment of all amounts due with respect to the remaining 4.0% of interest payable as PIK Notes or as Interest Payment Ordinary Shares.
(3)Based on a denominator equal to the sum of 45,067,059 ordinary shares outstanding on February 24, 2023.
(4)Based on a denominator equal to the sum of (a) 45,067,059 ordinary shares outstanding on February 24, 2023, and (b) the number of ordinary shares issuable upon exercise or conversion of convertible securities within 60 days of February 24, 2023 beneficially owned by the applicable major shareholder.
Following the Spin-off, the shares owned by TZE increased pursuant to the TZE Private Placement where we sold 1,870,000 ordinary shares at $18.00 per share to TZE on April 14, 2021. See “Item 5.B. Liquidity and Capital Resources – Current Sources of Liquidity and Capital Resources.”
The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.
We are not aware of any arrangement that may, at a subsequent date, result in a change of our control.

7.B. RELATED PARTY TRANSACTIONS
Agreements with SunPower, TZE and TotalEnergies in Connection with the Spin-off
On August 26, 2020 (the “Distribution Date”), SunPower completed the previously announced spin-off (the “Spin-off”) of Maxeon. The Spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares, no par value, of Maxeon (the “Maxeon shares”) to holders of record of SunPower’s common stock (the “Distribution”) as of the close of business on August 17, 2020. As a result of the Distribution of the Maxeon shares, on the Distribution Date, we became an independent, public company and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN.”
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
Under the transition services agreement, we and SunPower provided various administrative services and assets to each other through August 26, 2021 with an option to extend for up to additional 180 days. Services provided include, among others, certain services related to finance, accounting, business technology, human resources, facilities, document management and record retention, relationship and strategy management, module operations, and technical and quality support. The services provided under the Transition Services Agreement have been largely wound down. During fiscal years 2022, we recorded $0.7 million of income associated with the transition services agreement. In addition, there was a credit from SunPower of $2.3 million in connection to charges made in a prior period. During fiscal year 2021, we recorded $2.5 million of income associated with the transition services agreement and $7.7 million of expense for services provided by SunPower to us. This resulted in a net decrease of operating expenses of $3.0 million in fiscal year 2022and increase in a net operation expense of $5.2 million in fiscal year 2021, presented separately within operating expenses on the Consolidated and Combined Statement of Operations.
Pursuant to the terms of the Investment Agreement (the “Investment Agreement”) entered into on November 8, 2019 between Maxeon and TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.), a PRC joint stock limited company (“TZE”), Maxeon and TZE completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“TZE SG”) and an affiliate of TZE, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares (the “TZE Investment”), representing approximately 29.5% of the outstanding Maxeon shares after giving effect to the Spin-off and the TZE Investment. Following the TZE Investment, TotalEnergies Solar INTL SAS (“TotalEnergies Solar”, formerly “Total Solar”), TotalEnergies Gaz Electricité Holdings France SAS, (“TotalEnergies Gaz”, formerly “Total Gaz”, with TotalEnergies Solar, each an affiliate of TotalEnergies SE and collectively “TotalEnergies”, a controlling shareholder of SunPower) held approximately a 36.4% beneficial ownership of Maxeon’s ordinary shares.
In connection with the TZE Investment, Maxeon, TotalEnergies Solar, TotalEnergies Gaz, and TZE SG, entered into a Shareholders Agreement relating to certain rights and obligations of each of Total and TZE SG bearing on Maxeon’s governance and the ability of TotalEnergies and TZE SG to buy, sell or vote their Maxeon shares. At the closing of the TZE Investment, Maxeon also entered into a Registration Rights Agreement with TotalEnergies and TZE SG, granting each of the shareholders certain registration rights with regard to their Maxeon shares. Copies of each of these agreements have been filed, or incorporated by reference, as exhibits to the Form 20-F for fiscal year 2020 filed on April 6, 2021.
Dilution Protection Agreement
In connection with the Green Convertible Notes, Maxeon granted to TZE SG an option to purchase an amount of Maxeon shares that would allow TZE to maintain its percentage ownership of outstanding Maxeon shares following any conversion of the Green Convertible Notes as compared to its percentage ownership existing immediately prior to any such conversion.
Agreements with SunPower
Product Collaboration Agreement and Ancillary Agreements
Following the Spin-off, on August 26, 2020, we entered into a Product Collaboration Agreement with SunPower that was anticipated to expire in 2022. The Product Collaboration Agreement established a framework for the development of next-generation Maxeon 7 panels, flex panels, shingled solar panels, and any other products that are agreed to by the parties. Each project under the agreement is governed by a written plan agreed to by the parties. Each plan includes agreed-upon budgets, cost allocations and resource responsibilities of the parties. Any new intellectual property arising from the agreement is owned by us and subject to a limited license to SunPower.
During fiscal year 2022, we entered into an amendment to the scope of the Cross-License Agreement with SunPower. In connection to the amendment and in anticipation of the expiration of the Product Collaboration Agreement, we have taken steps to develop our own research and development team globally, including hiring employees to perform research and development operations in San Jose, CA., and entering into ancillary agreements with SunPower to sublease the research and development facility located in San Jose, CA, which is subject to landlord consent, and transfer certain assets. We also entered into a new plan under the Product Collaboration Agreement to end existing plans and provide transition support for the Company to develop the research and development team globally. The Product Collaboration Agreement is anticipated to end in 2023.
During fiscal years 2022 and 2021, we recorded charges of $17.0 million and $32.9 million respectively that we reimbursed SunPower under the Product Collaboration Agreement.
Supply Agreement, 2022/2023 Supply Agreement and, 2024/2025 Supply Agreement
Supply Agreement (August 2020 – February 2022)
In connection with the Spin-off, on August 26, 2020 we entered into the Supply Agreement with SunPower pursuant to which SunPower purchased, and we sold, certain designated products for use in the Territory. On February 25, 2021, we entered into an amendment to the Supply Agreement that updated and amended 2021 volumes and pricing. This amendment also extended the exclusivity term for the Direct Market Segment (as defined in the Supply Agreement) from August 26, 2021 to June 30, 2021 and provided for optional sales by Maxeon and purchases by SunPower of additional product types, including Performance line panels.
2022/2023 Supply Agreement (February 2022 – Present)
As of February 14, 2022, we entered into a new master supply agreement with SunPower (the “2022/2023 Supply Agreement”) which terminates and replaces the previous Supply Agreement. We amended the 2022/2023 Supply Agreement on January 5, 2023 to increase minimum product volumes, update the pricing of Maxeon 6 IBC Modules for 2023 and extend exclusivity provisions that prohibit us from selling Maxeon 6 IBC Modules to anyone other than SunPower for use in the Domestic Territory until December 31, 2023. Under the 2022/2023 Supply Agreement, as amended, SunPower is required to purchase, and Maxeon is required to supply, specified amounts of Maxeon 6 IBC Modules (marketed in the U.S. and Canada under the SunPower brand as M-series) on an exclusive basis for the residential market in the Territory through the end of 2023. For 2022, the minimum volumes were specifically enumerated for each purchased product. For 2023, SunPower may purchase certain minimum volumes based on its forecasted requirements, subject to certain limitations. The pricing of our modules sold to SunPower is fixed for 2022 and 2023, based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. Additionally, either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. The 2022/2023 Supply Agreement continues until December 31, 2023, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party.
Maxeon’s exclusivity to SunPower for Maxeon 3 panels (marketed in the U.S. and Canada under the SunPower brand as X-series) for the residential market in the Territory concluded at the end of 2022.
Maxeon’s cost of revenue for IBC Modules has historically been negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, silicon, and aluminum. Under the original Supply Agreement, Maxeon was unable to pass through cost increases to SunPower because the original Supply Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. The 2022/2023 Supply Agreement also contains fixed pricing for 2022 and 2023 based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends. The Master Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold.
The IBC Modules to be sold under the 2022/2023 Supply Agreement will be covered with a 25-year product warranty and are subject to serial defects coverage. Except with respect to tariffs (for which Maxeon is responsible), in the event there is a change in law in the Domestic Territory and the parties fail to agree to equitable adjustments to schedule or price, as applicable, Maxeon is permitted to terminate future delivery and exclusivity obligations. The 2022/2023 Supply Agreement contains a mutual non-solicitation provision, a non-circumvention provision with respect to SunPower dealers, as well as limitation of liability, capped delay liquidated damages, termination for cause and force majeure provisions customary within the solar industry.
2024-2025 Supply Agreement
On December 31, 2022, Maxeon and SunPower also agreed to enter into a new Master Supply Agreement, that will govern module sales beginning in 2024 through 2025 (the “2024/2025 Supply Agreement”). Under the 2024/2025 Supply Agreement, SunPower is required to purchase, and the Company is required to supply, certain volumes of Maxeon 6 IBC Modules during 2024 and 2025. The 2024/2025 Supply Agreement contains customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party.
The 2024/2025 Supply Agreement also contains an exclusivity provision that requires, subject to certain exceptions, Maxeon to sell its Maxeon 6 panels (marketed in the U.S. and Canada under the SunPower brand as M-series) exclusively to SunPower and also prohibits SunPower from purchasing certain high-efficiency modules for use in the residential market from other parties. This exclusivity provision is applicable until December 31, 2024 and, if extended by SunPower, through December 31, 2025. The 2024/2025 Supply Agreement also includes an option for the Company to elect to sell (and whereby SunPower would accordingly be required to purchase) additional volumes of Maxeon 6 IBC Modules during the applicable exclusivity period, subject to a certain cap.
The 2024/2025 Supply Agreement contains an indexed pricing provision that tracks five production commodities: polysilicon, aluminum, glass, transpacific container freight, and crude oil. Under this provision, the final price paid for the modules may be adjusted if actual commodities’ prices as published in the identified indices differ from agreed baseline values. Subject to an agreed allowance for certain commodity price fluctuations, higher commodity pricing will require the final module price to be adjusted higher; while lower commodity pricing will require a discount to the final module price. In the event that adjustments to the final module price result in an increase in or discount to the final module price above certain thresholds, the Company or SunPower, as the case may be, may have a right to elect to terminate the 2024/2025 Supply Agreement for convenience without penalty or damages subject to certain terms and conditions.

The Maxeon 6 IBC Modules will be covered with a 25-year product warranty and are subject to serial defects coverage. Except with respect to tariffs outside of the Territory (for which the Company is responsible), in the event there is a change in tariffs or law in the Territory, such changes are shared equally amongst the Company and SunPower up to an agreed threshold. SunPower may elect to pay the full costs of any change in tariffs or change in law in the Territory in excess of the agreed threshold. If SunPower elects not to pay such additional change in tariff or change in law costs, and the parties fail to agree to equitable adjustments to the 2024/2025 Supply Agreement, either party may terminate remaining contractual obligations without penalty or damages, subject to certain terms and conditions. The 2024/2025 Supply Agreement contains a mutual non-solicitation provision, a non-circumvention provision with respect to SunPower dealers, as well as limitation of liability, capped delay liquidated damages, termination for cause and force majeure provisions customary within the solar industry.
Agreements with TZE
Agreements with TZE in Connection with the Huansheng JV
In 2016 and 2017, SunPower entered into two joint ventures with TZE and other former partners, Huansheng JV, which is based in China and focused on sales of Performance line products within China, and SunPower Systems International Limited (“SPSI”), which is based in Hong Kong and focused on international sales. In September 2021, TZE made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV to facilitate the capacity expansion of Huansheng JV. The Company did not make a proportionate injection based on its equity interest in Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%. Consequently, we recorded a gain of $3.0 million related to the deemed disposal of the equity ownership, including $0.03 million relating to the recycling of other comprehensive income to profit or loss. The gain is presented within “Other, net” in our Consolidated and Combined Statements of Operations. As of January 1, 2023, TZE owns a 83.7% equity stake and we own a 16.3% equity stake in Huansheng JV while TZE owns a 20% interest and we own 80% equity stake in SPSI.
In 2020, Huansheng JV made investments in Huansheng New Energy (Jiangsu) Co., Ltd. (“HSNE”), in order to ramp up the manufacturing capacity of Performance line products in China, concurrent with investments by TZE and certain local partners in China. Following additional capital investment by other shareholders into HSNE subsequent to the initial investment, TZE currently owns 71.4% of HSNE directly and indirectly through its 83.7% ownership of Huansheng JV. As of January 1, 2023, through our 16.3% equity stake of Huansheng JV, our effective ownership of HSNE is 3.9%.
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
In February 2021, we and SPSI also entered into an amended and restated business activities framework agreement with Huansheng JV, HSNE, and TZE (the “Amended and Restated Business Activities Framework Agreement”). Under the initial business activities framework agreement entered into in 2017, we have the right, but not the obligation, to take up to 33% of Huansheng JV’s capacity for sale directly into global DG markets outside of China and power plant markets in the United States and Mexico regions, while SPSI has the right, but not the obligation, to take up to 33% of Huansheng JV’s capacity (in addition to the 33% to which we are entitled) for sale into global power plant markets with the exception of China, the United States and Mexico. The Amended and Restated Business Activities Framework Agreement maintains our rights in the initial agreement while also allowing Huansheng JV and HSNE to sell directly into global power plant markets outside of China under their own brand if approved on a case-by-case basis by us or SPSI depending on which entity shares the market with Huansheng JV or HSNE, subject to a royalty payment for our license. In connection with these agreements, we also entered into intellectual property license agreements with Huansheng JV and HSNE.

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

In October 2022, we entered into a temporary agreement with Huansheng New Energy (Tianjin) Co., Ltd. (“HSTJ”) (the “Temporary HSTJ Agreement”), a company which HSPV and its local partner have invested in, which included HSTJ as a party to the existing arrangements under the BAFA Amendment and the MSA Amendment and enabled HSTJ to manufacture and sell Performance Line products. The Temporary HSTJ Agreement is valid for 6 months and may be extended for a further 3 months with the Company’s consent.
Silicon Wafer Master Supply Agreement
On November 16, 2021, we entered into a silicon wafer master supply agreement with Zhonghuan Hong Kong Ltd (“TZE HK”), a subsidiary of TZE for the purchase of P-Type G12 wafers which are intended to be incorporated into the Company’s Performance line modules planned for manufacture in Malaysia and Mexico and sale into the United States. The Company expects TZE HK to be its primary wafer supplier for Performance line modules and deliveries commenced in 2022. Deposit arrangements, payment terms and pricing mechanisms will be agreed to with TZE HK for the Company to reserve specified volumes in advance. The master supply agreement also sets out a general framework and customary operational and legal terms which govern the purchases of silicon wafer from TZE by the Company and its subsidiaries, including engineering changes, supply chain management, inspection, representations and warranties and legal compliance. In March 2022, we entered into an addendum to the master supply agreement, pursuant to which TZE HK will supply the Company with wafers to meet the Company’s volume requirements for calendar year 2023. In connection with the supply agreement, we made a deposit of $2.1 million and $2.5 million as of January 1, 2023 and January 2, 2022, respectively, to reserve specified volumes in advance for delivery up to fiscal year 2023. As of January 1, 2023, the full prepayment of $2.1 million is recorded in “ Advances to suppliers, current portion” on the Consolidated Balance Sheets. As of January 2, 2022, prepayment of $1.8 million and $0.7 million is recorded in “Advances to suppliers, current portion” and “Advances to suppliers, non-current portion”, respectively, on the Consolidated Balance Sheets.

Hohhot Huanju New Energy Development Co., Ltd.

We were a party to a joint venture with TZE and another partner to develop and operate a large-scale solar power plant in Hohhot, Inner Mongolia, called Hohhot Huanju New Energy Development Co., Ltd. (“Huanju”). In fiscal year 2020, we disposed our equity stake in Huanju to TZE with a consideration of $3.2 million. Accordingly, we have recorded a gain on disposal of investment of $0.5 million in Others, net in our Consolidated and Combined Statements of Operations.

Agreements with TotalEnergies
Total Solarization Agreement
In November 2016, SunPower and TotalEnergies entered into a four-year, up to 200 MW supply agreement to support the solarization of certain TotalEnergies facilities. This agreement covers the supply of 150 MW of Maxeon 2 panels with an option to purchase up to another 50 MW of Performance line solar panels. In March 2017, SunPower received a prepayment totaling $88.5 million. The prepayment is secured by certain of Maxeon’s assets located in Mexico. In August 2020, SunPower, TotalEnergies and Maxeon signed an assignment and assumption agreement, consent and release whereby SunPower assigned its rights and obligations under the original agreements to us as part of the Spin-off and we agreed with TotalEnergies and SunPower to make certain commercial amendments to the original agreements. On February 22, 2021, TotalEnergies, Maxeon and its affiliate SunPower System Sarl entered into a Second Amended and Restated Initial Implementing Agreement (the “Amendment to the Solarization Agreement”) replacing the existing agreement, for the supply to TotalEnergies, until December 31, 2025, of approximately 70 MW of PV modules (out of the above mentioned 150 MW volume committed by TotalEnergies). The Amendment to the Solarization Agreement also (i) updates the list of PV modules available for ordering by TotalEnergies, (ii) amends the pricing conditions (including the price adjustment mechanism of the existing agreement) of certain of those PV modules to reflect PV market-based pricing, (iii) provides the terms for the repayment in 12 installments by Maxeon, between the first quarter of 2023 and the fourth quarter of 2025, of the difference between the $88.5 million prepayment and the actual price of the 150 MW initial volume as at December 31, 2025 once the remaining 70 MW of PV modules will have been fully ordered by TotalEnergies; and (iv) provides for the release of SunPower System Sarl from the Mexican pledge of its assets upon full repayment of that difference.
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
In November 2021, the Company executed an order request from Danish Fields Solar LLC, a wholly-owned subsidiary by TotalEnergies SE for the sale of Performance line modules, that is governed by the Framework Agreement. In connection with this order request, after the provision of security in certain assets located in Mexico, the Company received total prepayment of $57.1 million. The delivery of the modules is expected to be completed by the third quarter of fiscal year 2023. In March 2022, the order request was amended to change the timing of the utilization of the prepayment. As of January 1, 2023, after adjusting for the significant financing component, we have $58.8 million of such prepayment in “Contract liabilities, current portion” on our Consolidated Balance Sheets related to the aforementioned supply agreement.
As of January 1, 2023, total advance payments from TotalEnergies, inclusive of the order with Danish Fields Solar LLC, was $63.2 million, of which $58.9 million was classified as short-term in our Consolidated Balance Sheets, based on projected shipment dates.

Solar Power Purchase Agreement
In February 2022, the Company, through its subsidiary SunPower Malaysia Manufacturing Sdn Bhd (“SPMY”) entered into a long-term solar power purchase agreement (“PPA”) with TotalEnergies Renewables Malaysia Sdn Bhd (“TotalEnergies Malaysia”), a wholly-owned subsidiary by TotalEnergies SE. Under the PPA, TotalEnergies Malaysia will install and maintain a solar PV system at SPMY’s rooftop for 20 years at a fixed price per kWh with a guaranteed annual energy output ranging from 10.8 GW to 11.9 GW to the SPMY. SPMY has the option to purchase the PV system at any time for a fixed price, which goes down to zero after 20 years. The PV system will be constructed and installed using the Company’s Performance line modules. As of January 1, 2023, TotalEnergies is awaiting for approval from a regulatory body in Malaysia before commencing work in connection with the PPA.
7.C. INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.
ITEM 8. FINANCIAL INFORMATION
8.A. CONSOLIDATED AND COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please refer to “Item 18. Financial Statements.”
Export Sales
Export sales outside of Singapore constituted 99% of the Company’s total sales during the fiscal years 2022. Such sales accounted for 100% of the Company’s total sales during the fiscal year 2021 and 2020.
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
In addition, under the Separation and Distribution Agreement we entered into with SunPower in connection with the Spin-off, SunPower has agreed to indemnify us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims are reflected on our Consolidated Balance Sheets as of January 1, 2023. While we expect to suffer no material financial liability because these matters are indemnified, it may drain our resources to cooperate with SunPower to defend these claims and our reputation with key stakeholders may be affected.
Dividend policy
Please refer to “Item 10.B. Constitution—Dividends” for the Company’s dividend policy.
8.B. SIGNIFICANT CHANGES
A discussion of significant changes in our business can be found under “Item 4.A. History and Development of the Company”, “Item 4.B. Business Overview” and “Item 5.A. Operating Results—Results of Operations.”
ITEM 9. THE OFFER AND LISTING
9.A. OFFER AND LISTING DETAILS
The ordinary shares of Maxeon are listed on the NASDAQ under the symbol “MAXN”.

9.B. PLAN OF DISTRIBUTION
Not Applicable.
9.C. MARKETS
The ordinary shares of Maxeon are listed on the NASDAQ under the symbol “MAXN” and the ISIN code SGXZ25336314 and CUSIP code Y58473102.
9.D. SELLING SHAREHOLDERS
Not Applicable.
9.E. DILUTION
Not Applicable.
9.F. EXPENSES OF THE ISSUE
Not Applicable.
ITEM 10. ADDITIONAL INFORMATION
10.A. SHARE CAPITAL
Not Applicable.
10.B. CONSTITUTION
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
Shareholders’ Meetings
We are required to hold an annual general meeting within six months after the end of each financial year. Our previous financial year ended on January 1, 2023 and subsequent financial years will end on the last day of a period of 12 months after the end of the previous financial year. The Maxeon Board may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders holding not less than one-tenth of the paid-up shares as at the date of deposit carries the right to vote at general meetings (disregarding paid-up capital held as treasury shares). In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders. The Singapore Companies Act requires not less than:
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
10.C. MATERIAL CONTRACTS
For information concerning our material contracts, see “Item 4. Information On The Company”, “Item 5. Operating And Financial Review And Prospects” and “Item 7.B. Related Party Transactions.”.
10.D. EXCHANGE CONTROLS
There are currently no exchange control restrictions in effect in Singapore.
10.E. TAXATION
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
•insurance companies;
•tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
•banks and other financial institutions;
•real estate investment companies and regulated investment companies;
•U.S. expatriates;
•broker-dealers;
•persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to our shares as a result of such income being recognized on an applicable financial statement;
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
•traders in securities that elect to apply a mark-to-market method of accounting,
•holders that hold our shares as part of a “hedge,” “straddle,” “conversion,” “constructive sale,” “wash sale,” or other risk reduction transaction, an integrated transaction or other similar transaction for U.S. federal income tax purposes; and
•individuals who receive our shares upon the exercise of compensatory options or otherwise as compensation.
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
Tax Matters in Connection with the Spin-off
SunPower received a Tax Opinion providing that the distribution of Maxeon shares should not result in any recognition of gain or loss for U.S. federal income tax as to (and no amount should be includible in the income of) SunPower shareholders. The Tax Opinion is subject to qualifications and limitations. See “Item 3.D. Risk Factors—Risks Related to the Separation from SunPower.” In connection with the Spin-off, we have also entered into a tax matters agreement with SunPower, which restricts us from taking certain actions that could affect the qualification of the distribution as tax-free to SunPower shareholders.
If it were determined that the distribution did not so qualify, we could be required to indemnify SunPower for taxes resulting therefrom. This could occur if, notwithstanding our intentions, we take or fail to take any action we are prohibited from taking or required to take by the terms of the tax matters agreement to preserve the intended tax treatment of the transaction, a representation or covenant we made that serves as the basis for the Tax Opinion is determined to be false or as a result of the application of legal rules that depend in part on facts outside our control. For example, U.S. tax law requires that both SunPower and we continue to remain engaged in our respective active trades and businesses. If we cease to so engage in our active trades and businesses in a manner that causes the distributions under the Spin-off to become taxable, we would be required to indemnify SunPower for any taxes and related costs resulting from our actions. Our indemnification obligations to SunPower in these circumstances are set forth in the tax matters agreement referenced above in “Item 7.B. Related Party Transactions—Agreements with SunPower, TZE and TotalEnergies in Connection with the Spin-off.” If we are required to indemnify SunPower, we may be subject to substantial liabilities that could materially adversely affect our financial position.
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
Dividends on our shares received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The creditability of non-U.S. income taxes is subject to limitations, including some that vary depending on a U.S. Holder’s circumstances. In addition, recently issued U.S. Treasury regulations require non-U.S. income tax laws to meet certain requirements in order for taxes imposed under such laws to be eligible for credit. We have not determined whether these requirements have been met with respect to Singapore withholding taxes. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of Singapore taxes withheld with respect to the shares generally and in their particular circumstances.
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

If any Singaporean tax is imposed on the sale or other disposition of our shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Singaporean tax. See “—Material Singapore Tax Considerations—Income Taxation Under Singapore Law—Capital Gains upon Disposition of Shares” for a description of when a disposition may be subject to taxation by Singapore. U.S. Holders should consult their own tax advisors concerning the creditability or deductibility of any Singaporean income tax imposed on the disposition of shares in their particular circumstances.

U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of the ownership and disposition of our shares under the laws of the United States (federal, state and local) or any other relevant taxation jurisdiction.
Passive Foreign Investment Company
In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, “gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a non-passive asset to the extent attributable to our nonpassive income
Based on the nature of our business, the composition of our income and assets, and the value of our shares, we do not believe we were a PFIC for the taxable year ended January 1, 2023 and do not anticipate being a PFIC for our current taxable year or in the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
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
Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to report information relating to our shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold our shares, subject to certain exceptions (including an exception for our shares held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their acquisition, ownership, and disposition of our shares.
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
Goods and Services Tax
Issuance and transfer of our shares to investors belonging in Singapore is exempt from GST and to investors belonging outside Singapore is zero-rated (i.e., charged at 0% GST). Consequently, investors should not incur any GST on the subscription of our shares. The subsequent disposal of our shares by investors is similarly exempt from GST or zero-rated, as the case may be. Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or transfer of our shares will be subject to GST at the prevailing standard-rate (currently of 8.0%). Similar services rendered contractually to and directly for the benefit of an investor belonging outside Singapore should be zero-rated (i.e., charged at 0% GST) provided that the investor is not physically present in Singapore at the time the services are performed.
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
10.F. DIVIDENDS AND PAYING AGENTS
Not Applicable.
10.G. STATEMENT BY EXPERTS
Not Applicable.
10.H. DOCUMENTS ON DISPLAY
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. You may read any reports or other information that we file through EDGAR system through the SEC’s website on the Internet at www.sec.gov. The information on that website is not part of this annual report and is not incorporated by reference herein. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
Our financial statements have been prepared in accordance with GAAP. We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated and combined financial statements prepared in conformity with GAAP.
10.I. SUBSIDIARY INFORMATION
Not Applicable.
10.J. ANNUAL REPORT TO SECURITY HOLDERS
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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. DEBT SECURITIES
Not Applicable.
12.B. WARRANTS AND RIGHTS
Not Applicable.
12.C. OTHER SECURITIES
Not Applicable.
12.D. AMERICAN DEPOSITARY SHARES
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
Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of January 1, 2023.

Management's Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of January 1, 2023 based on the criteria described in Internal Control-Integrated Framework issued by COSO. Management reviewed the results of its assessment with our Audit Committee.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as of January 1, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 20-F.
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
There were no changes in our internal control over financial reporting during fiscal year 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT
Our board of directors has determined that each of Kris Sennesael and Donald Colvin qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each member of the Audit Committee is an “independent director” as defined in the NASDAQ Marketplace Rules.
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. Our code of business conduct and ethics is filed as Exhibit 11.1 to this Form 20-F. The information contained on our website is not incorporated by reference in this Annual Report on Form 20-F. We will disclose on our website any amendments to, or waivers from, a provision of our code of business conduct and ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees billed by Ernst & Young LLP in Singapore, our independent registered public accounting firm, during the period indicated.

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
(In thousands)
Audit fees	$1,541	$1,677
Audit-related fees(1)	408	371
Others(2)	297	338
	$2,246	$2,386
(1)Relates to the aggregate fees for services with respect to review of interim financial information and other professional services rendered related to the audit of our financial statements that are not reported under “audit fees.”
(2)Fees for fiscal year 2022 relates to the fees billed for the 2027 Notes issuance and professional services rendered for system implementation. Fees for fiscal year 2021 primarily relates to the aggregate fees billed for the ordinary shares issuance for fiscal year ended January 3, 2021.
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
Not Applicable.
ITEM 16F. CHANGE IN CERTIFYING ACCOUNTANT
Not Applicable.
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
ITEM 18. FINANCIAL STATEMENTS
The consolidated and combined financial statements of Maxeon are included at the end of this annual report.
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

4.22†
Convertible Notes Purchase Agreement, dated August 12, 2022, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 12, 2022)

4.23†
Indenture, dated August 17, 2022, by and among Maxeon Solar Technologies, Ltd., the Guarantors party thereto, Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 17, 2022)

4.24
Form of Global Note, representing Maxeon Solar Technologies, Ltd.’s 7.50% Convertible First Lien Senior Secured Notes due 2027 (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 17, 2022)

4.25
Registration Rights Agreement, dated August 17, 2022, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. (incorporated by reference to Exhibit 99.3 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 17, 2022)

4.26
Supplemental Indenture No. 1, dated September 30, 2022, by and among Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on October 4, 2022)

4.27
Supplemental Indenture No. 2, dated October 14, 2022, by and among the Maxeon Solar Technologies, Ltd., SunPower Systems Sárl, Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on October 18, 2022)

4.28
Supplemental Indenture No. 3, dated October 14, 2022, by and among the Maxeon Solar Technologies, Ltd., SunPower Philippines Manufacturing Ltd., Deutsche Bank Trust Company Americas, DB Trustees (Hong Kong) Limited and Rizal Commercial Banking Corporation – Trust and Investments Group (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on October 18, 2022)

4.29	First Amendment to Master Supply Agreement dated February 14, 2022, dated December 31, 2022, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation

4.30	Master Supply Agreement, dated December 31, 2022, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description

13.2**	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP

101 INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith.
**Furnished herewith.
†     Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K because the     Company customarily and actually treats the redacted information as private or confidential and the omitted information is not material.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ William Mulligan
Name: William Mulligan
Title: Director and Chief Executive Officer

Date:  March 7, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Maxeon Solar Technologies, Ltd. (the Company) as of January 1, 2023 and January 2, 2022, the related consolidated and combined statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended January 1, 2023, and the related notes (collectively referred to as the “consolidated and combined financial statements”). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company at January 1, 2023 and January 2, 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 1, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 7, 2023 expressed an unqualified opinion thereon.
Adoption of ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
As discussed in Note 2 to the consolidated and combined financial statements, the Company has changed its method for accounting for convertible notes due to the adoption of ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated and combined financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Warranty Valuation

Description of the Matter
As discussed in Notes 2 and 9 to the consolidated and combined financial statements, the Company provides a 25-year standard warranty for its manufactured solar panels, for defects in materials and workmanship and for greater than promised declines in power performance. The Company also provides a 40-year standard warranty period for certain Maxeon line modules in certain countries, effective for systems installed on or after January 1, 2022. The Company’s warranty reserves, which totaled $28.3 million (Short Term + Long Term Product Warranty) as of January 1, 2023, are generally computed using a statistical model that incorporates assumptions based on management’s best estimate of expected costs that could result from these warranties. This estimate considers a variety of factors, including historical warranty claims, results of accelerated lab testing, field monitoring, vendor reliability estimates, and industry data for similar products.
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
Our audit procedures included, among others, evaluating the significant assumptions used by the Company in estimating warranty reserve. We assessed the historical accuracy of management's estimates, obtained support to evaluate repair or replacement cost estimates and failure rate assumptions, and performed sensitivity analyses to evaluate the effect of potential changes in assumptions that were most significant to the estimate. We also involved specialist to assist in the evaluation of the methodology applied, including the recalculation of management’s assumptions, within the Company’s statistical model.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Critical Audit Matters (cont’d)
Inventory Reserve Valuation

Description of the Matter
The Company’s net inventories totaled $303.2 million as of January 1, 2023, which included $21.3 million of inventory reserves. As explained in Note 2 to the consolidated and combined financial statements, the Company computed inventory cost on a first-in first-out basis, and applied judgment in determining the realizability and the valuation of inventories. Excess and obsolete inventories and inventories with unfavorable pricing and cost fluctuations were written down to the estimated net realizable value if less than cost. The determination of the net realizable value associated with the eventual disposition of inventory involved significant judgments that considered several factors affected by market and economic conditions outside the Company’s control. In particular, the significant assumptions applied were sensitive to the expected demand for the Company’s products in relation to industry supply and demand and competitive pricing environments.
Auditing management’s assessment of net realizable value for inventory was challenging because it involved subjective auditor judgment to evaluate management’s assessment of the factors that are affected by market and economic conditions outside the Company’s control.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s internal controls over the inventory valuation process. This included controls over the determination and calculation of the inventory’s expected lower of cost or net realizable value, including related estimated selling prices, and the Company’s excess and obsolete inventory reserve process, including the determination of product demand forecasts, as well as reserve process for inventories with unfavorable pricing and cost fluctuations, and how factors outside of the Company’s control might affect management’s judgment related to the valuation of excess and obsolete inventory and inventories with unfavorable pricing and cost fluctuations.
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
March 7, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Maxeon Solar Technologies, Ltd.’s internal control over financial reporting as of January 1, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Maxeon Solar Technologies, Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 1, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of January 1, 2023 and January 2, 2022, the related consolidated and combined statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended January 1, 2023, and the related notes and our report dated March 7, 2023 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP
Singapore
March 7, 2023

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for shares data)

	January 1, 2023	January 2, 2022
Assets
Current assets
Cash and cash equivalents	$227,442	$166,542
Short-term securities	76,000	—
Restricted short-term marketable securities	968	1,079
Accounts receivable, net(1)	54,301	39,730
Inventories	303,230	212,820
Advances to suppliers, current portion(1)	2,137	51,045
Prepaid expenses and other current assets(1)	126,971	61,904
Total current assets	$791,049	$533,120
Property, plant and equipment, net	380,468	386,630
Operating lease right of use assets	17,844	15,397
Intangible assets, net	291	420
Advances to suppliers, net of current portion(1)	—	716
Deferred tax assets	10,348	5,183
Other long-term assets(1)	60,418	115,077
Total assets	$1,260,418	$1,056,543
Liabilities and Equity
Current liabilities
Accounts payable(1)	$247,870	$270,475
Accrued liabilities(1)	135,157	78,680
Contract liabilities, current portion(1)	139,267	44,059
Short-term debt	50,526	25,355
Operating lease liabilities, current portion	3,412	2,467
Total current liabilities	$576,232	$421,036
Long-term debt	1,649	213
Contract liabilities, net of current portion(1)	161,678	58,994
Operating lease liabilities, net of current portion	15,603	13,464
Convertible debt(1)	378,610	145,772
Deferred tax liabilities	14,913	1,150
Other long-term liabilities(1)	63,663	61,039
Total liabilities	$1,212,348	$701,668
Commitments and contingencies (Note 9)
Equity
Common stock, no par value (45,033,027 and 44,246,603 issued and outstanding as of January 1, 2023 and January 2, 2022, respectively)	$—	$—
Additional paid-in capital	584,808	624,261
Accumulated deficit	(520,263)	(262,961)
Accumulated other comprehensive loss	(22,108)	(11,844)
Equity attributable to the Company	42,437	349,456
Noncontrolling interests	5,633	5,419
Total equity	48,070	354,875
Total liabilities and equity	$1,260,418	$1,056,543

(1)We have related-party balances for transactions with TCL Zhonghuan Renewable Energy Technology Co. Ltd (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd), SunPower Corporation (“SunPower”) and TotalEnergies S.E. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party balances are recorded within the “Accounts receivable, net,” “Advances to suppliers, current portion,” “Advances to suppliers, net of current portion,” “Prepaid expenses and other current assets,” “Other long-term assets,” “Accounts payable,” “Accrued liabilities,” “Contract liabilities, current portion,” “Contract liabilities, net of current portion,” “Convertible debt,” and “Other long-term liabilities” financial statement line items in our Consolidated Balance Sheets (see Note 3, Note 4, Note 6, Note 10 and Note 11).
The accompanying notes are an integral part of these consolidated and combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Fiscal Year Ended
	January 1, 2023	January 2, 2022	January 3, 2021
Revenue(1)	$1,060,113	$783,279	$844,836
Cost of revenue(1)	1,108,061	812,293	854,617
Gross loss	(47,948)	(29,014)	(9,781)
Operating expenses
Research and development(1)	49,682	46,527	34,194
Sales, general and administrative(1)	100,546	88,822	86,202
Restructuring charges	2,118	8,084	—
Total operating expenses	152,346	143,433	120,396
Operating loss	(200,294)	(172,447)	(130,177)
Other (expense) income, net
Interest expense(1)	(27,812)	(27,848)	(31,859)
Loss on extinguishment of debt	—	(5,075)	—
Other, net	2,223	(33,693)	36,349
Other (expense) income, net	(25,589)	(66,616)	4,490
Loss before income taxes and equity in losses of unconsolidated investees	(225,883)	(239,063)	(125,687)
Provision for income taxes	(32,191)	(203)	(12,127)
Equity in losses of unconsolidated investees	(9,072)	(16,480)	(3,198)
Net loss	(267,146)	(255,746)	(141,012)
Net (income) loss attributable to noncontrolling interests	(278)	1,226	(1,619)
Net loss attributable to stockholders	$(267,424)	$(254,520)	$(142,631)

Loss per share:
Basic and diluted	$(6.54)	$(6.79)	$(5.82)

Weighted average shares used in loss per share computation:
Basic and diluted	40,920	37,457	24,502
(1)We have related-party transactions with TCL Zhonghuan Renewable Energy Technology Co. Ltd (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd), SunPower and TotalEnergies S.E. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party transactions are recorded within the “Revenue,” “Cost of revenue,” “Operating expenses: Research and development and Sales, general and administrative,” and “Other expense, net: Interest expense” financial statement line items in our Consolidated and Combined Statements of Operations (see Note 3, Note 4 and Note 10).
The accompanying notes are an integral part of these consolidated and combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Fiscal Year Ended
	January 1, 2023	January 2, 2022	January 3, 2021
Net loss	$(267,146)	$(255,746)	$(141,012)
Components of other comprehensive loss, net of taxes
Currency translation adjustment	(2,954)	(5,461)	(3,818)
Net (loss) gain in derivatives (Note 12)	(8,207)	3,165	782
Net gain on long-term pension liability adjustment	897	843	263
Total other comprehensive loss	(10,264)	(1,453)	(2,773)
Total comprehensive loss	(277,410)	(257,199)	(143,785)
Comprehensive (income) loss attributable to noncontrolling interests	(278)	1,226	(1,619)
Comprehensive loss attributable to stockholders	$(277,688)	$(255,973)	$(145,404)
The accompanying notes are an integral part of these consolidated and combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY
(In thousands)

	Shares	Amount	Additional paid-in Capital	Net Parent Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 29, 2019	—	$—	$—	$369,837	$—	$(7,618)	$362,219	$5,304	367,523
Net (loss) income	—	—	—	(134,190)	(8,441)	—	(142,631)	1,619	(141,012)
Issuance of common stock, net of issuance cost	8,930	—	297,541	—	—	—	297,541	—	297,541
Issuance of Physical Delivery Forward	3,797	—	58,466	—	—	—	58,466	—	58,466
Reclassification of Physical Delivery Forward	—	—	(64,089)	—	—	—	(64,089)	—	(64,089)
Issuance of convertible debt, net of issuance cost	—	—	52,189	—	—	—	52,189	—	52,189
Conversion of Net parent investment into common stock, net of issuance cost	21,268	—	105,285	(106,061)	—	—	(776)	—	(776)
Distribution to noncontrolling interests	—	—	—	—	—	—	—	(278)	(278)
Recognition of share-based compensation	—	—	2,082	—	—	—	2,082	—	2,082
Other comprehensive loss	—	—	—	—	—	(2,773)	(2,773)	—	(2,773)
Net parent distribution	—	—	—	(129,586)	—	—	(129,586)	—	(129,586)
Balance at January 3, 2021	33,995	—	451,474	—	(8,441)	(10,391)	432,642	6,645	439,287
Net loss	—	—	—	—	(254,520)	—	(254,520)	(1,226)	(255,746)
Issuance of common stock, net of issuance cost	9,916	—	169,684	—	—	—	169,684	—	169,684
Issuance of common stock for stock-based compensation, net of tax withheld	336	—	(4,245)	—	—	—	(4,245)	—	(4,245)
Recognition of stock-based compensation	—	—	7,348	—	—	—	7,348	—	7,348
Other comprehensive loss	—	—	—	—	—	(1,453)	(1,453)	—	(1,453)
Balance at January 2, 2022	44,247	$—	$624,261	$—	$(262,961)	$(11,844)	$349,456	$5,419	$354,875

	Shares	Amount	Additional paid-in Capital	Net Parent Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Effect of adoption of ASU 2020-06	—	—	(52,188)	—	10,122	—	(42,066)	—	(42,066)
Net (loss) income	—	—	—	—	(267,424)	—	(267,424)	278	(267,146)
Issuance of common stock for stock-based compensation, net of tax withheld	786	—	(257)	—	—	—	(257)	—	(257)
Distribution to non-controlling interests	—	—	—	—	—	—	—	(64)	(64)
Recognition of stock-based compensation	—	—	12,992	—	—	—	12,992	—	12,992
Other comprehensive loss	—	—	—	—	—	(10,264)	(10,264)	—	(10,264)
Balance at January 1, 2023	45,033	$—	$584,808	$—	$(520,263)	$(22,108)	$42,437	$5,633	$48,070
The accompanying notes are an integral part of these consolidated and combined financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended
	January 1, 2023	January 2, 2022	January 3, 2021
Cash flows from operating activities
Net loss	$(267,146)	$(255,746)	$(141,012)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	56,219	42,210	47,328
Stock-based compensation	14,580	7,231	7,250
Non-cash interest expense	7,078	13,361	19,851
Gain from dilution of interest in joint venture	—	(2,975)	—
Equity in losses of unconsolidated investees	9,072	16,480	3,198
Loss on debt extinguishment	—	5,075	—
Loss (Gain) on retirement of property, plant and equipment	243	2,442	(641)
Loss on impairment of property, plant and equipment	417	—	—
Deferred income taxes	8,598	5,587	(1,330)
Gain on equity investments	—	—	(1,822)
Remeasurement loss (gain) on Physical Delivery Forward and Prepaid Forward	(2,411)	34,468	(38,236)
Provision for (utilization of) excess or obsolete inventories	16,342	(319)	(3,470)
Other, net	1,607	(1,765)	3,078
Changes in operating assets and liabilities
Accounts receivable	(15,332)	38,268	71,231
Inventories	(106,622)	(43,174)	28,682
Prepaid expenses and other assets	(35,685)	(20,529)	(7,396)
Operating lease right-of-use assets	3,192	2,449	2,264
Advances to suppliers	49,624	41,147	28,473
Accounts payable and other accrued liabilities	70,567	41,098	(143,462)
Contract liabilities	195,650	72,488	(61,344)
Operating lease liabilities	(2,556)	(2,662)	(1,804)
Net cash provided by (used in) operating activities	3,437	(4,866)	(189,162)
Cash flows from investing activities
Purchases of property, plant and equipment	(63,337)	(154,194)	(27,689)
Proceeds from disposal of restricted short-term marketable securities	958	1,318	6,572
Purchase of restricted short-term marketable securities	(968)	(1,094)	(1,340)
Purchase of short-term securities	(76,000)	—	—
Proceeds from (cash paid for) disposal of property, plant and equipment	189	(417)	1,283
Purchases of intangibles	(143)	(61)	—
Installment payment for acquisition of subsidiary	—	—	(30,000)
Proceeds from sale of unconsolidated investee	—	—	3,220

	Fiscal Year Ended
	January 1, 2023	January 2, 2022	January 3, 2021
Proceeds from dividends and partial return of capital by an unconsolidated investee	—	—	2,462
Net cash used in investing activities	(139,301)	(154,448)	(45,492)
Cash flows from financing activities
Proceeds from debt	258,426	170,311	236,446
Repayment of debt	(233,138)	(193,237)	(226,664)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	(257)	(4,245)	—
Net proceeds from issuance of convertible debt	187,232	—	190,330
Net proceeds from issuance of common stock	—	169,684	296,765
Payment for realized amount on underwriting physical delivery forward	—	—	(1,606)
Payment for prepaid forward	—	—	(40,000)
Distribution to noncontrolling interest	(64)	—	(278)
Repayment of finance lease obligations and other debt	(725)	(705)	(651)
Net parent distribution	—	—	(133,996)
Net cash provided by financing activities	211,474	141,808	320,346
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	119	166	77
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	75,729	(17,340)	85,769
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	192,232	209,572	123,803
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$267,961	$192,232	$209,572
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	35,264	$58,562	$27,736
Right-of-use assets obtained in exchange for lease obligations	5,639	5,029	4,791
Cost from issuance of common stock paid in shares	—	1,078	—
Property, plant and equipment obtained through capital lease	2,127	—	—
Interest expense financed by SunPower	—	—	11,333
Aged supplier financing balances reclassified from accounts payable to short-term debt	—	—	23,933
Supplemental cash flow information
Cash paid for interest	$12,910	$15,159	$3,443
Cash paid for income taxes	6,454	9,584	12,486
The accompanying notes are an integral part of these consolidated and combined financial statements.

The following table reconciles our cash and cash equivalents and restricted cash and restricted cash equivalents reported on our Consolidated Balance Sheets and the cash, cash equivalents, restricted cash and restricted cash equivalents reported on our Consolidated and Combined Statements of Cash Flows for fiscal years 2022, 2021 and 2020:

(In thousands)	January 1, 2023	January 2, 2022	January 3, 2021
Cash and cash equivalents	$227,442	$166,542	$206,744
Restricted cash and restricted cash equivalents, current portion, included in prepaid expenses and other current assets	37,974	1,661	2,483
Restricted cash and restricted cash equivalents, net of current portion, included in other long-term assets	2,545	24,029	345
Total cash, cash equivalents, restricted cash and restricted cash equivalents shown in Consolidated and Combined Statements of Cash Flows	$267,961	$192,232	$209,572

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
In connection with the Spin-off, Maxeon and SunPower entered into a number of agreements providing for the framework of the relationship between the two companies following the Spin-off. On November 8, 2019, we entered into the Separation and Distribution Agreement with SunPower which sets forth our agreements with SunPower regarding the principal actions to be taken in connection with the separation and distribution. Immediately after the Distribution and pursuant to the terms of the November 8, 2019 Investment Agreement (the “Investment Agreement”), Maxeon and TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.), a PRC joint stock limited company (“TZE”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“TZE SG”) and an affiliate of TZE, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares (the “TZE Investment”), representing approximately 29.5% of the outstanding Maxeon shares after giving effect to the Spin-off and the TZE Investment. Following the TZE Investment, TotalEnergies Solar INTL SAS (“TotalEnergies Solar”), TotalEnergies Gaz Electricité Holdings France SAS, (“TotalEnergies Gaz”, with TotalEnergies Solar, each an affiliate of TotalEnergies SE (TotalEnergies SE) and collectively “TotalEnergies”) held approximately a 36.4% beneficial ownership of Maxeon’s ordinary shares.
In connection with the TZE Investment, Maxeon, TotalEnergies Solar, TotalEnergies Gaz, and TZE SG, entered into a Shareholders Agreement relating to certain rights and obligations of each of Total and TZE SG bearing on Maxeon’s governance and the ability of TotalEnergies and TZE SG to buy, sell or vote their Maxeon shares. At the closing of the TZE Investment, Maxeon also entered into a Registration Rights Agreement with TotalEnergies and TZE SG, granting each of the shareholders certain registration rights with regard to their Maxeon shares.
In April 2021, pursuant to a stock purchase agreement, dated April 13, 2021, with an affiliate of TZE, the Company sold to TZE 1,870,000 ordinary shares at a price of $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “TZE Private Placement”). As of January 1, 2023, TotalEnergies’s and TZE SG’s ownership of the Maxeon outstanding shares was approximately 24.4% and 24.0%, respectively.

Liquidity
As of January 1, 2023, we had unrestricted cash and cash equivalents of $227.4 million, restricted cash of $40.5 million and short-term securities representing a 4-months time deposit of $76.0 million. We believe that our current cash and cash equivalents and cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months. We expect that we will address our working capital requirements and fund our committed and uncommitted capital expenditures through our current cash and cash equivalents, cash generated from operations, customer prepayments, available funds to the extent available to us under our existing debt facility and additional debt or equity financing to the extent we are able to raise such funding on acceptable terms.
We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. The dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the worldwide uncertainty created by the war in Ukraine and the potential for impacts as a result of any new outbreaks of COVID-19 or other health crises on our business operations make it difficult to quantify with certainty our long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macro conditions set forth above worsen or last a sustained period of time.
The Company will continue to pursue opportunities to seek additional funding, which may include the offering of debt and equity securities, to fund future capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing. The current economic environment and market conditions could limit our ability to raise capital on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity or convertible debt securities would result in dilution to our stockholders and additional debt would also result in increased expenses, collateralization and would likely impose new restrictive covenants.
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
Basis of Presentation Prior to Spin-off
Standalone financial statements have not been historically prepared for our business. These consolidated and combined financial statements of the Company have been derived (i) from the consolidated financial statements and accounting records of SunPower as if we had operated on our own prior to the Spin-off, for the periods prior to August 26, 2020 and (ii) subsequent to August 26, 2020, the consolidated financial statements of the Company and its subsidiaries with the Company as an independent public company.
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
In December 2015, SunPower issued $425.0 million in principal amount of its 4.00% senior convertible debentures due 2023 (the “4.00% debentures due 2023”), the proceeds of which were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, interest and other costs associated with the 4.00% debentures due 2023 are reflected in the Consolidated and Combined Statements of Operations and Comprehensive Loss up to the date of Spin-off as the 4.00% debentures due 2023 are legal obligations of SunPower and were not transferred to us.
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
Fiscal Periods
The Company has a 52-to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. Fiscal year 2022 is a 53-week fiscal year while fiscal year 2021 and 2020 are 52-week fiscal years. Our fiscal year 2022 ended on January 1, 2023, our fiscal year 2021 ended on January 2, 2022 and our fiscal year 2020 ended on January 3, 2021.
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
Due to the macro-economic trends such as the continued effects of the COVID-19 pandemic and continued heightened geopolitical tensions, there has been continued uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates and judgments or require us to revise the carrying value of our assets or liabilities as of the date of issuance of the financial statements. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.
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
As of January 1, 2023, we reported $54.3 million of accounts receivable, net of credit loss allowance of $0.8 million. Based on the aging analysis as of January 1, 2023, 99.0% of our gross trade account receivable was outstanding less than 60 days. Refer to Note 6. Balance Sheet Components for more details on changes in allowance for credit losses. We have not seen significant changes to the recovery rate of our account receivable as a result of the COVID-19 pandemic, but we are continuing to actively monitor the impact of the COVID-19 pandemic on our expected credit losses.
Advances to Suppliers
Advances to suppliers relate to prepayments made under long-term agreements with suppliers for the procurement of polysilicon and silicon wafers that specify future quantities and pricing of polysilicon and silicon wafers to be supplied by the vendors and provide for certain consequences, such as forfeiture of advanced deposits, in the event that the Company terminates the arrangement. The credit loss allowance on our advanced prepayments to suppliers under long-term supply agreements are reviewed by management at each reporting period. We have no history of recording write-offs related to our advanced prepayments to suppliers, and given our purchase obligation to these suppliers significantly exceeds the remaining advanced prepayments balance as of January 1, 2023 and January 2, 2022, the likelihood of our suppliers terminating the existing contractual arrangements is considered to be remote. We also periodically evaluate the credit worthiness of these suppliers and have noted no material deterioration in their respective credit conditions that would call into question their abilities to continue to supply us with the quantities of polysilicon specified in our supply agreements. The typical time it takes for us to receive the delivery of raw materials under this agreement was approximately 40-50 days from the date the purchase order is submitted to the supplier. As of January 2, 2022, the advances to suppliers comprised of $49.2 million for the supply of polysilicon and $2.5 million for the supply of silicon wafer. The advances in connection to the polysilicon was fully applied to deliveries through January 1, 2023 where the long-term agreements ended. $0.4 million of the advances for the silicon wafer was applied against silicon purchased during fiscal year 2022 and as of January 1, 2023, such advances to supplier of $2.1 million will be applied to silicon wafer purchases in fiscal year 2023.
Net Parent Investment
Net parent investment in the Consolidated and Combined Statements of Equity represents SunPower’s interest in the recorded net assets of the Company, the net effect of transactions with and allocations from SunPower and the Company’s accumulated deficit. See Note 3. Net Parent Investment and Transactions with SunPower and TotalEnergies for further information about transactions between the Company and SunPower.
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

Inventories
Inventories are accounted for on a first-in-first-out basis and are valued at the lower of cost and net realizable value. We evaluate the realizability of our inventories based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. Our assumption of expected demand is compared to available inventory, production capacity, future polysilicon purchase commitments, available third-party inventory, and growth plans. Our factory production plans, which drive materials requirement planning, are established based on our assumptions of expected demand. We respond to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives.
We evaluate whether losses should be accrued on inventory purchase commitments that may arise from firm, non-cancellable, and unhedged commitments for the future purchase of inventory items. Such losses are measured in the same way as inventory losses, and are recognized unless determined to be recoverable through firm sales contracts or when there are other circumstances that reasonably assure continuing sales without price decline.
We evaluate the terms of our inventory purchase agreements with suppliers, including joint ventures, for the procurement of polysilicon, ingots, wafers, and solar cells and establish accruals for estimated losses on adverse purchase commitments as necessary, such as lower of cost or net realizable value adjustments, forfeiture of advanced deposits and liquidated damages. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials, and actual consumption of these ordered materials is compared to expected demand regularly. Other market conditions that could affect the realizable value of our inventories and are periodically evaluated by us include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and product merchantability, among other factors. If, based on assumptions about expected demand and market conditions, we determine that the cost of inventories exceeds its net realizable value or inventory is excess or obsolete, or we enter into arrangements with third parties for the sale of raw materials that do not allow us to recover our current contractually committed price for such raw materials, we record a write-down or accrual equal to the difference between the cost of inventories and the estimated net realizable value, which may be material. If actual market conditions are more favorable, we may have higher gross margins when products that have been previously written down are sold in the normal course of business (see Note 6. Balance Sheet Components).
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
Product Warranties
We generally provide a 25-year standard warranty for the solar panels that we manufacture for defects in materials and workmanship and for greater than promised declines in power performance. Effective from January 1, 2022, this has been extended to a 40-year standard warranty for certain Maxeon line modules in certain countries. The warranty provides that we will repair or replace any defective solar panels during the warranty period. In addition, we pass through to customers long-term warranties from the original equipment manufacturers of certain system components, such as inverters. Warranties of 25 years from solar panel suppliers are standard in the solar industry, while certain system components carry warranty periods ranging from 5 to 20 years.
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
Revenue Recognition
We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to these customers, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. In determining the transaction price for revenue recognition, the Company evaluates whether the price is subject to refund or adjustment in determining the consideration to which the Company expects to be entitled. There are no rights of return; however, the Company may be required to pay consideration to the customer in certain instances of delayed delivery. The Company then allocates the transaction price to each distinct performance obligation based on their relative standalone selling price, when applicable. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. In the case of the existence of a significant financing component, the amount of the consideration is adjusted to reflect what the cash selling price of the promised service would have been if payments had occurred as control of the service was transferred to the customer. The discount rate used in determining the significant financing component is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. Our revenue recognition policy is consistent across all geographic areas.
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

Stock-Based Compensation
The stock-based compensation expense for the restricted stock units (“RSUs”) is based on the measurement date fair value of the award and is recognized only for those awards expected to meet the service vesting conditions on a straight-line basis over the requisite service period of the award. For performance-based stock units (“PSUs”) grants, the expense is based on the measurement date fair value of the award and is recognized over the vesting term if the performance targets are considered probable of being achieved. Stock-based compensation expense is determined at the aggregate grant level for service-based awards and at the individual vesting tranche level for awards with performance and/or market conditions. The forfeiture rate is estimated based on SunPower and the Company’s historical experience.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense totaled approximately $4.7 million, $3.5 million and $2.4 million in fiscal years 2022 , 2021 and 2020, respectively.
Research and Development Expense
Research and development expense consists primarily of salaries and related personnel costs, depreciation and the cost of solar cell and solar panel materials. Research and development expense is reported net of contributions under collaborative arrangements. Subsequent to the Spin-off, the Company entered into the Collaboration Agreement with SunPower to perform research and development work in SunPower’s Silicon Valley research and development labs for the development of future technology improvements and continue to improve our expected product differentiation, which has now expired. All research and development costs are expensed as incurred.
Government Grants
Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to it and the grant will be received. Government grants for the purpose of giving immediate financial support to the Company with no future related costs or obligation are recognized when received. Government grants with certain operating conditions are recorded as liability when received and will be recognized in earnings when the conditions are met.
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
We perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary. We maintain an allowance for credit losses based on the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends. We believe that our concentration of credit risk is limited because of our large number of customers, credit quality of the customer base, small account balances for most of these customers, and customer geographic diversification. During fiscal years 2022, 2021 and 2020, we recorded revenues of $283.3 million, $225.9 million and $231.2 million, or 26.7%, 28.8% and 27.4% of total revenue, respectively, representing the sale of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing is based on the Supply Agreement with SunPower. Except for revenue transactions with SunPower, for fiscal years 2022 and 2021, we had no customers that accounted for at least 10% of revenue. As of January 1, 2023 and January 2, 2022, SunPower accounted for 9.6% and 9.7% of our accounts receivable, respectively. Two customers individually accounted for 10% or more of accounts receivable as of January 1, 2023,
Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized which depends on the ability to generate sufficient taxable income in the related jurisdiction in the future. In evaluating our ability to recover our deferred tax assets, we consider the available evidence, including the accumulated losses, timing and amount of reversal of taxable temporary differences, and our forecast future taxable income.
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
Recently Adopted Accounting Pronouncements
In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) - Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The amendment reduces the number of accounting models used for convertible debt instruments and convertible preferred stock, which results in fewer embedded conversion features separately recognized from the host contracts. We adopted the ASU during the first quarter of fiscal year 2022 on a modified retrospective basis. The adoption of ASU 2020-06 impacted the Green Convertible Notes (see Note 11. Debt and Credit Sources) which is no longer bifurcated between liability and equity components. This resulted in an increase to the carrying value of the convertible debt by $42.1 million. Additional paid-in-capital was reduced by $52.2 million and $10.1 million cumulative effect of adoption was recognized to the opening balance of accumulated deficit as of January 3, 2022.
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance which required disclosures about government assistance in the notes to the financial statements. ASU 2021-10 is effective for annual periods beginning after December 15, 2021. Early adoption is permitted and the ASU can be applied prospectively or retrospectively. The Company adopted ASU 2021-10 on its annual report of fiscal year 2022 and applied its provisions prospectively. See Note 9. Commitments and Contingencies — Government grants for additional information.
NOTE 3. NET PARENT INVESTMENT AND TRANSACTIONS WITH SUNPOWER AND TOTALENERGIES
SunPower is a majority-owned subsidiary of TotalEnergies Solar and TotalEnergies Gaz, each a subsidiary of TotalEnergies SE. Prior to the Spin-off, we were partially owned by TotalEnergies SE through its ownership of SunPower.
In connection with the Spin-off, following the TZE Investment whereby TZE SG and an affiliate of TZE, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares. TZE Investment, TotalEnergies Solar INTL SAS (“TotalEnergies Solar”), TotalEnergies Gaz Electricité Holdings France SAS, (“TotalEnergies Gaz”, with TotalEnergies Solar, each an affiliate of TotalEnergies SE and collectively “TotalEnergies”),as holders of record of SunPower’s common stock, were issued Maxeon’s shares by way of pro rata distribution.
In April 2021, pursuant to a stock purchase agreement, dated April 13, 2021, with an affiliate of TZE, the Company sold to TZE 1,870,000 ordinary shares at a price of $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “TZE Private Placement”). As of January 1, 2023, TotalEnergies’s and TZE SG’s ownership of the Maxeon outstanding shares was approximately 24.4% and 24.0%, respectively.
Transactions with SunPower
Sales to SunPower
During fiscal years 2022, 2021 and 2020, we had sales of $283.3 million, $225.9 million and $231.2 million to SunPower representing the sale of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing is based on the supply agreement with SunPower. Sales to SunPower were recognized in line with our revenue recognition policy for sales to third-party customers, as discussed in Note 2. Summary of Significant Accounting Policies. As of January 1, 2023 and January 2, 2022, accounts receivable due from SunPower related to these sales amounted to $5.4 million and $4.0 million, respectively.
Allocation of Corporate Expenses
As discussed in Note 1. Basis of Presentation Prior to Spin-off, the Consolidated and Combined Statements of Operations and Comprehensive Loss include an allocation of general corporate expenses from SunPower for certain management and support functions, prior to the Spin-off. These allocations amounted to $9.2 million in fiscal years 2020, and were reflected in sales, general, and administrative expenses. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the period presented. Allocated costs may differ from actual costs which would have been incurred if we had operated independently during the periods presented.
In December 2015, SunPower issued 4.00% debentures due 2023, the proceeds of which were used to finance our solar cell manufacturing facility in the Philippines which relates to our historical business. As such, $11.3 million of interest expense associated with the 4.00% debentures due 2023 is reflected in the Consolidated and Combined Statements of Operations for each of the fiscal years 2020 up to date of Spin-off to reflect our historical cost of doing business. This cost may not be indicative of the actual expense that would have been incurred had we operated as an independent, public company for the period presented nor future periods.
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
On February 14, 2022, we entered into the 2022/2023 Supply Agreement which terminates and replaces the Supply Agreement, pursuant to which the Company is supplying SunPower with IBC Modules for use in residential installations in the Domestic Territory. The 2022/2023 Supply Agreement provided for a minimum product volume and fixed pricing for 2022 and 2023 to reflect the prevailing market trends at the point of the 2022/2023 Supply Agreement, based on the power output (in watts) of the IBC Module. We amended the 2022/2023 Supply Agreement on January 5, 2023 to increase minimum product volumes, update the pricing of IBC Modules for 2023 and extend exclusivity provisions that prohibit us from selling Maxeon 6 IBC Modules to anyone other than SunPower for use in the Domestic Territory until December 31, 2023. The 2022/2023 Supply Agreement continues until December 31, 2023, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party. The pricing of our modules sold to SunPower is fixed for 2022 and 2023, based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends.
The Company and SunPower entered into the 2024/2025 Supply Agreement with an effective date of December 31, 2022. Under the 2024/2025 Supply Agreement, in 2024 and 2025 the Company will supply certain volumes of Maxeon 6 IBC Modules to SunPower for use in residential installations in the Domestic Territory. The 2024/2025 Supply Agreement continues until December 31, 2025, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party. Following the entry into the 2024/2025 Supply Agreement, the pricing of our sales to SunPower contains an indexed-pricing provision for certain production commodities. In the event that adjustments to the final module price result in an increase in or discount to the final module price above certain thresholds, either party may terminate the 2024/2025 Supply Agreement for convenience without penalty or damages subject to certain terms and conditions.
The below table summarizes our transactions with SunPower subsequent to the Spin-off, in relation to these agreements:

	Fiscal Year Ended
(In thousands)	January 1, 2023	January 2, 2022	January 3, 2021
Charges from product collaboration agreement	$17,035	$32,887	$10,846
Net (credit) charges from transition services agreement	(3,019)	5,217	6,229

We had the following balances related to transactions with SunPower as of January 1, 2023 and January 2, 2022:

	As of
(In thousands)	January 1, 2023	January 2, 2022
Accounts receivable	$5,403	$3,959
Other receivables from SunPower (Note 6)	14,703	13,979
Other receivables, non-current	1,458	1,458
Accounts payable	1,910	2,315
Accrued liabilities (Note 6)	7,769	8,361

Net Parent Investment
Net parent investment on the Consolidated and Combined Statements of Equity represents SunPower’s historical investment in the Company, the net effect of transactions with and allocations from SunPower and the Company’s accumulated earnings. Prior to the Spin-off, the Company was dependent on SunPower for its working capital and financing requirements as SunPower used a centralized approach for cash management and financing of its operations. SunPower provided funding for our operating and investing activities including pooled cash managed by SunPower treasury to fund operating expenses and capital expenditures. SunPower also directly collected our receivables. These activities were reflected as a component of net parent investment, and this arrangement is not reflective of the manner in which we would operate on a stand-alone business separate from SunPower during the period presented. Accordingly, none of SunPower’s cash, cash equivalents or debt at the corporate level have been assigned to the Company in the consolidated and combined financial statements. Net parent investment represents SunPower’s interest in the recorded net assets of the Company and the net parent (distribution) contribution represents the settlement as part of the Spin-off exercise. All significant transactions between the Company and SunPower have been included in the accompanying consolidated and combined financial statements. Transactions with SunPower are reflected in the accompanying Consolidated and Combined Statements of Equity as “Net parent distribution”.
Transactions with TotalEnergies
The following related party balances and amounts are associated with transactions entered into with TotalEnergies and its affiliates:

	As of
(In thousands)	January 1, 2023	January 2, 2022
Accounts receivable	$770	$821
Accounts payable	8	—
Contract liabilities, current portion	58,852	31,069
Contract liabilities, net of current portion	4,319	23,840
Refund liabilities (Note 6)	22,146	22,566

	Fiscal Year Ended
(In thousands)	January 1, 2023	January 2, 2022	January 3, 2021
Revenue	$76,216	$14,733	$73,599
Interest expense incurred on the 4.00% debentures acquired by TotalEnergies(1)	—	—	2,667
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
Supply Agreements
In November 2016, SunPower and TotalEnergies entered into a 4-year, up to 200 megawatts (“MW”) supply agreement to support the solarization of certain TotalEnergies facilities. The agreement covers the supply of 150 MW of Maxeon 2 panels with an option to purchase up to another 50 MW of Performance line solar panels. In March 2017, SunPower received a prepayment totaling $88.5 million. The prepayment is secured by certain of Maxeon’s assets located in Mexico.
We recognize revenue for the solar panels supplied under this arrangement consistent with our revenue recognition policy for solar power components at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts. In the second quarter of fiscal year 2017, we started to supply TotalEnergies with solar panels under the supply agreement.
In August 2020, SunPower, TotalEnergies and Maxeon signed an assignment and assumption agreement, consent and release whereby SunPower assigned its rights and obligations under the original agreements to us as part of the Spin-off and we agreed with TotalEnergies and SunPower to make certain commercial amendments to the original agreements. On February 22, 2021, TotalEnergies, Maxeon and its affiliate SunPower System Sarl entered into a Second Amended and Restated Initial Implementing Agreement (the “Amendment to the Solarization Agreement”) replacing the existing agreement, for the supply to TotalEnergies, until December 31, 2025, of approximately 70 MW of PV modules (out of the 150 MW volume committed by TotalEnergies in the Total Supply Agreement). The Amendment to the Solarization Agreement also (i) updates the list of PV modules available for ordering by TotalEnergies, (ii) amends the pricing conditions (including the price adjustment mechanism of the existing agreement) of certain of those PV modules to reflect PV market-based pricing, (iii) provides the terms for the repayment in 12 installments by Maxeon, between the first quarter of 2023 and the fourth quarter of 2025, of the difference between the prepayment and the actual price of the 150 MW initial volume as at December 31, 2025 once the remaining 70 MW of PV modules will have been fully ordered by TotalEnergies; and (iv) provides for the release of SunPower System Sarl from the Mexican pledge of its assets upon full repayment of that difference.
As a result of the Amendment to the Solarization Agreement, $22.1 million which is expected to be repaid to TotalEnergies is reclassified from “Contract liabilities, net of current portion” to “Other long-term liabilities” on our Consolidated Balance Sheets. As of January 1, 2023 and January 2, 2022, we had nil and $8.1 million, respectively, of “Contract liabilities, current portion”, and $2.2 million and $3.5 million, respectively, of “Contract liabilities, net of current portion” on our Consolidated Balance Sheets related to the aforementioned supply agreement.
In November 2021, the Company executed an order request from Danish Fields Solar LLC, a wholly-owned subsidiary of TotalEnergies SE, for the sale of Performance line modules that is governed by a framework agreement entered into between the Company and TotalEnergies Global Procurement on October 27, 2021. After granting security interests in certain assets located in Mexico, the Company received total prepayment of $57.1 million. The delivery of the modules is expected to be completed by the third quarter of fiscal year 2023. In March 2022, the order request was amended to change the timing of the utilization of the prepayment. The Company has assessed that the contract includes a significant financing component. Accordingly, the carrying amount for such prepayment is adjusted for the discount rate at the contract inception. As of January 1, 2023, after adjusting for the significant financing component, we have $58.8 million of such prepayment in “Contract liabilities, current portion” on our Consolidated Balance Sheets related to the aforementioned supply agreement. The interest expense on significant financing component of $2.4 million for fiscal year 2022, has been recognized in “Interest expense, net” in the Consolidated and Combined Statements of Operation.
4.00% Debentures Due 2023
In December 2015, SunPower issued the 4.00% debentures due 2023. An aggregate principal amount of $100.0 million of the 4.00% debentures due 2023 were acquired by TotalEnergies. The Consolidated and Combined Statements of Operations includes $2.7 million in interest expense related to interest charges incurred on the 4.00% debentures due 2023 for fiscal year 2020. See Note 1. Background and Basis of Presentation for additional details related to the 4.00% debentures due 2023.
NOTE 4. TCL ZHONGHUAN RENEWABLE ENERGY TECHNOLOGY CO. LTD. (FORMERLY KNOWN AS TIANJIN ZHONGHUAN SEMICONDUCTOR CO., LTD.) (“TZE”)
Transactions with TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.) (“TZE”) and its affiliates
During fiscal year 2021, the Company sold its entire equity interest in Hohhot Huanju New Energy Development Co. Ltd. (“Hohhot”) to Zhonghuan Energy (Inner Mongolia) Co., Ltd, an affiliate of TZE at a consideration of RMB 21,938,086.22 (equivalent to $3.2 million) and this was determined based on valuation of Hohhot on December 31, 2019. The Company recognized a gain of $0.5 million from the disposal.
In March 2016, we entered into an agreement with Dongfang Electric Corporation and TZE to form Huansheng Photovoltaic (Jiangsu) Co., Ltd., a jointly owned solar cell manufacturing facility to manufacture our Performance line modules in China. In September 2021, TZE made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV to facilitate the capacity expansion of Huansheng JV. The Company did not make a proportionate injection based on its equity interest in Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%. Consequently, we recorded a gain of $3.0 million related to the deemed disposal of the equity ownership, including $0.03 million relating to the recycling of other comprehensive income to profit or loss. The gain is presented within “Other, net” in our Consolidated and Combined Statements of Operations. As at January 1, 2023, we had an equity ownership of 16.3% in the joint venture and account for the joint venture as an equity method investment. Please refer to Note 10 Equity Investments for transactions with the joint venture.
In April 2021, pursuant to a stock purchase agreement dated April 13, 2021 with an affiliate of TZE, the Company sold to TZE 1,870,000 ordinary shares at a price of $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933. As of January 1, 2023, TotalEnergies’s and TZE SG’s ownership of the Company’s outstanding common stock was approximately 24.4% and 24.0% respectively.
On November 16, 2021, we entered into a silicon wafer master supply agreement with Zhonghuan Hong Kong Ltd (“TZE HK”), a subsidiary of TZE for the purchase of P-Type G12 wafers which are intended to be incorporated into the Company’s Performance line modules planned for manufacture in Malaysia and Mexico and sale into the United States. The Company expects TZE HK to be its primary wafer supplier for Performance line modules and deliveries commenced in 2022. Deposit arrangements, payment terms and pricing mechanisms will be agreed to with TZE HK for the Company to reserve specified volumes in advance. The master supply agreement also sets out a general framework and customary operational and legal terms which govern the purchases of silicon wafer from TZE by the Company and its subsidiaries, including engineering changes, supply chain management, inspection, representations and warranties and legal compliance.
In connection with the supply agreement, we made a deposit of $2.1 million and $2.5 million as of January 1, 2023 and January 2, 2022, respectively, to reserve specified volumes in advance for delivery up to fiscal year 2023. As of January 1, 2023, the full prepayment of $2.1 million is recorded in “ Advances to suppliers, current portion” on the Consolidated Balance Sheets. As of January 2, 2022, prepayment of $1.8 million and $0.7 million is recorded in “Advances to suppliers, current portion” and “Advances to suppliers, non-current portion”, respectively, on the Consolidated Balance Sheets.
On August 17, 2022, the Company completed the sale of $207.0 million in aggregate principal amount of 7.50% first lien senior secured convertible notes due 2027 (“2027 Notes”) to Zhonghuan Singapore Investment and Development Pte. Ltd ("TZE SG"), a wholly owned subsidiary of TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.) (“TZE”) and an existing shareholder of the Company, at a purchase price equivalent to 97% of the principal amount of the 2027 Notes.
The following related party balances and amounts summarizes transactions entered into with TZE and its affiliates, excluding transactions with Huansheng joint venture:

	As of
(In thousands)	January 1, 2023	January 2, 2022
Advances to suppliers, current	$2,137	$1,816
Prepayment for purchases	12,872	6,294
Advances to suppliers, non current	—	716
Convertible notes (Note 11)	207,000	—

	Fiscal Year Ended
(In thousands)	January 1, 2023	January 2, 2022	January 3, 2021(1)
Payments for purchases of silicon wafer	$87,228	$10,392	$173
Contractual interest expense on 2027 Notes	5,822	—	—
Proceeds for sale of investment	—	—	$3,220
(1) Amount for fiscal year 2020 represents transaction subsequent to Spin-off.

NOTE 5. REVENUE FROM CONTRACTS WITH CUSTOMERS
During fiscal years 2022, 2021 and 2020, we recognized revenue for sales of modules and components from contracts with customers of $1,060.1 million, $783.3 million and $844.8 million, respectively. We recognize revenue for sales of modules and components at the point that control transfers to the customer, which typically occurs upon shipment or delivery to the customer, depending on the terms of the contract. Payment terms are typically between 30 and 45 days.
Contract Assets and Liabilities
As of January 1, 2023 and January 2, 2022, contract assets is $0.6 million and $1.6 million, respectively, and has been presented within “Prepaid expenses and other current assets” and “Other long-term assets”. Contract assets consist of unbilled receivables which represent revenue that has been recognized based on the satisfaction of performance obligations in advance of billing the customer based on the contractual billing terms. During fiscal year 2022 and 2021, the decrease in contract assets of $1.0 million and $0.2 million, respectively, was primarily due to billings of previously unbilled receivables.
Contract liabilities consist of deferred revenue and customer advances, which represent consideration received from a customer based on the contractual payment terms prior to transferring control of goods or services to the customer under the terms of a sales contract. As of January 1, 2023 and January 2, 2022, the Company has pledged certain equipment assets and inventory of $93.1 million and $61.4 million, respectively, to serve as collateral for the advances from customers. During fiscal years 2022, the increase in contract liabilities of $197.9 million was primarily due to additional customer advances, partially offset by utilization of contract liabilities previously recorded due to the completion of performance obligations. During fiscal year 2021, increase in contract liabilities of $49.2 million was primarily due to additional customer advances, partially offset by $22.6 million expected to be repaid to TotalEnergies that was reclassified from “Contract liabilities, net of current portion” to “Other long-term liabilities” in our Consolidated Balance Sheets and utilization of contract liabilities previously recorded due to the completion of performance obligations. During fiscal years 2022 and 2021, we recognized revenue of $14.9 million and $15.2 million that was included in contract liabilities as of January 2, 2022 and January 3, 2021, respectively. Except for a contract with TotalEnergies (refer to Note 3. Net Parent Investment and Transactions with SunPower and TotalEnergies), there is no significant financing component for the contract assets and contract liabilities.

NOTE 6. BALANCE SHEET COMPONENTS
Accounts Receivable, Net

	As of
(In thousands)	January 1, 2023	January 2, 2022
Accounts receivable, gross(1)	$55,218	$40,895
Less: allowance for credit losses	(807)	(940)
Less: allowance for sales returns	(110)	(225)
Accounts receivable, net	$54,301	$39,730
(1)The Company maintains factoring arrangements with two separate third-party factor agencies related to our accounts receivable from customers in Europe and the United States. As a result of these factoring arrangements, title of certain accounts receivable balances was transferred to third-party vendors, and both arrangements were accounted for as a sale of financial assets given effective control over these financial assets has been surrendered. As a result, these financial assets have been excluded from our Consolidated Balance Sheets.
In connection with the factoring arrangements, we sold accounts receivable invoices amounting to $577.9 million and $336.7 million in fiscal years 2022 and 2021, respectively. As of January 1, 2023 and

January 2, 2022, total uncollected accounts receivable from end customers under both arrangements were $63.6 million and $36.7 million, respectively.

(In thousands)	Balance at Beginning of Period	Charges to Expense	Deductions	Balance at End of Period
Allowance for credit losses
Year ended January 1, 2023	$940	$(13)	$(120)	$807
Year ended January 2, 2022	3,768	(1,973)	(855)	940

Allowance for sales returns
Year ended January 1, 2023	$225	$(115)	$—	$110
Year ended January 2, 2022	359	(134)	—	225
Inventories

	As of
(In thousands)	January 1, 2023	January 2, 2022
Raw materials	$83,350	$47,894
Work-in-process	76,718	47,953
Finished goods	143,162	116,973
Inventories	$303,230	$212,820
As of January 1, 2023 and January 2, 2022, the Company had reserves to reflect the inventories at lower of cost and net realizable value of $21.3 million and $4.9 million respectively.

Prepaid Expenses and Other Current Assets

	As of
(In thousands)	January 1, 2023	January 2, 2022
VAT receivables, current portion	$7,320	$9,063
Tax receivables	3,819	6,843
Receivables from tolling partners	14,923	5,895
Other receivables from SunPower (Note 3)	14,703	13,979
Other receivables	19,394	4,763
Deferred issuance cost	1,652	—
Restricted cash	37,974	1,661
Prepaid expenses	24,229	14,626
Derivative financial instruments (Note 12)	703	3,526
Asset held for sale(1)	1,490	—
Other prepaid expenses and other current assets	764	1,548
Prepaid expenses and other current assets	$126,971	$61,904
(1)     As part of the May 2021 Restructuring Plan, the Company had approved to put up the building to be sold on March 2022. The Company has managed to identify a buyer and the sales is expected to be completed during fiscal year 2023.

Intangible Assets, Net

(In thousands)	Gross	Accumulated Amortization	Net
As of January 1, 2023
Trademarks and purchased technology	$2,305	$(2,014)	$291

As of January 2, 2022
Trademarks and purchased technology	$2,162	$(1,742)	$420
Aggregate amortization expense for intangible assets totaled $0.3 million and $0.4 million and $5.0 million for fiscal years 2022, 2021, and 2020 respectively.
As of January 1, 2023, the estimated future amortization expense related to definite-lived intangible assets is as follows:

(In thousands)
Fiscal Year
2023	$138
2024	89
2025	50
2026	11
2027	2
Thereafter	1
Total future amortization expense	$291
Property, Plant and Equipment, Net

	As of
(In thousands)	January 1, 2023	January 2, 2022
Manufacturing equipment	$300,089	$171,217
Land and buildings	151,763	145,134
Leasehold improvements	89,215	83,293
Solar power systems	1,300	1,337
Computer equipment	39,011	39,815
Furniture and fixtures	1,378	1,360
Construction-in-process	15,786	124,494
Property, plant and equipment, gross	598,542	566,650
Less: accumulated depreciation	(218,074)	(180,020)
Property, plant and equipment, net	$380,468	$386,630

Aggregate depreciation expense for property, plant and equipment totaled $56.5 million and $41.8 million and $42.3 million for fiscal years 2022, 2021, and 2020 respectively.
Other Long-term Assets

	As of
(In thousands)	January 1, 2023	January 2, 2022
Equity investments without readily determinable fair value (Note 10)	$4,000	$4,000
Equity method investments (Note 10)	3,061	11,230
Prepaid Forward (Note 11)	34,661	32,250
Prepayment for capital expenditure	7,890	34,631
Restricted cash	2,545	24,029
Other	8,261	8,937
Other long-term assets	$60,418	$115,077
Accrued Liabilities

	As of
(In thousands)	January 1, 2023	January 2, 2022
Employee compensation and employee benefits	$25,885	$18,769
Short-term warranty reserves(1)	7,082	11,457
Restructuring reserve (Note 8)	563	1,177
Accrued interest payable	13,577	6,056
Other payables to SunPower (Note 3)	7,769	8,361
VAT payables	8,418	6,687
Derivative financial instruments (Note 12)	5,318	536
Legal accruals	7,903	7,177
Taxes payable	13,575	2,296
Unrecognized tax benefits	—	3,731
Payable to factor agencies	1,172	1,073
Refund liabilities to TotalEnergies, current portion (Note 3)	7,382	—
Repurchase obligation(2)	30,508	—
Other	6,005	11,360
Accrued liabilities	$135,157	$78,680
(1)Included in the warranty reserve is the short-term system warranty reserve of $0.03 million as of January 1, 2023 and January 2, 2022, relating to SunPower’s business which is indemnified by SunPower under the Separation and Distribution Agreement and accordingly, the Company has recorded the corresponding receivables under “Prepaid expense and other current assets” on the Consolidated Balance Sheets.
(2)Amount relates to obligation to the suppliers who perform toll manufacturing of wafers for the Company. The Company has sold polysilicons to these suppliers and will have to repurchase back in the form of wafers.

Other Long-term Liabilities

	As of
(In thousands)	January 1, 2023	January 2, 2022
Long-term warranty reserves	$26,130	$23,762
Unrecognized tax benefits	16,823	9,834
Long-term security deposit payable	2,012	1,990
Long-term pension liability	1,632	2,341
Refund liabilities to TotalEnergies, net of current portion (Note 3)	14,764	22,566
Other	2,302	546
Other long-term liabilities	$63,663	$61,039
(1)Included in the warranty reserve is the long-term system warranty reserve of $4.7 million and $3.8 million as of January 1, 2023 and January 2, 2022, respectively, relating to SunPower’s business which is indemnified by SunPower under the Separation and Distribution Agreement and accordingly, the Company has recorded the corresponding receivables under “Prepaid expense and other current assets” on the Consolidated Balance Sheets.
Accumulated Other Comprehensive Loss

	As of
(In thousands)	January 1, 2023	January 2, 2022
Cumulative translation adjustment	$(21,695)	$(18,741)
Unrecognized gain on long-term pension liability adjustment	5,105	4,208
Net unrealized (loss) gain on derivative instruments	(5,518)	2,689
Accumulated other comprehensive loss	$(22,108)	$(11,844)
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
Assets and Liabilities Measured at Fair Value on a Recurring Basis
We measure certain assets and liabilities at fair value on a recurring basis. There were no transfers between fair value measurement levels during the presented periods. We did not have any assets or liabilities measured at fair value on a recurring basis requiring Level 3 inputs as of January 1, 2023 or January 2, 2022.

The following table summarizes our assets and liabilities measured and recorded at fair value on a recurring basis as of January 1, 2023 and January 2, 2022:

	January 1, 2023		January 2, 2022
(In thousands)	Total Fair Value	Level 2	Total Fair Value	Level 2
Assets
Prepaid expenses and other current assets
Derivative financial instruments (Note 12)	$703	$703	$3,526	$3,526

Other long-term assets
Prepaid Forward	34,661	34,661	$32,250	$32,250
Total assets	$35,364	$35,364	$35,776	$35,776

Liabilities
Accrued liabilities
Derivative financial instruments (Note 12)	5,318	5,318	536	536
Total liabilities	$5,318	$5,318	$536	$536
Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis
We measure certain investments and non-financial assets (including property, plant and equipment) at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such asset is impaired below its recorded cost. As of January 1, 2023, in relation to the June 2022 Restructuring Plan, we have impaired a property to its fair value. The write down of property amounting to $0.4 million is included in the cost of disposal and retirement of property, plant and equipment under the June 2022 Restructuring Plan in Note 8. There were no other material items recorded at fair value on a non-recurring basis. As of January 2, 2022, there were no material items recorded at fair value on a non-recurring basis.
Held-to-Maturity Debt Securities
We have 2 held-to-maturity debt securities, namely, a Philippine government bonds and a 4-month time deposit placed with Deutsche Bank AG, Singapore Branch.

The Philippine government bonds that we maintain is used as collateral for business transactions within Philippines. These bonds have various maturity dates and are classified as “Restricted short-term marketable securities” in our Consolidated Balance Sheets. As of January 1, 2023 and January 2, 2022, these bonds had a carrying value of $1.0 million and $1.1 million respectively.

In September 2022, we have placed a 4-month time deposit with Deutsche Bank AG, Singapore Branch. The deposit matures in January 2023, bears interest at a rate of 3.65% per annum, and is recorded in “Short-term securities” in our Consolidated Balance Sheets. The carrying value of the time deposit as of January 1, 2023 is $76.0 million.
For both of the held-to-maturity securities, we have recorded them at amortized cost based on our ability and intent to hold the securities until maturity. We monitor for changes in circumstances and events that would affect our ability and intent to hold such securities until the recorded amortized costs are recovered. No other-than-temporary impairment loss was incurred during the period presented.

Non-Marketable Equity Investments
Our non-marketable equity investments are securities in privately-held companies without readily determinable market values. On January 1, 2018, we adopted ASU 2016-01 and elected to adjust the carrying value of our non-marketable equity securities to cost less impairment, adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. As of January 1, 2023 and January 2, 2022, we had $4.0 million in investments accounted for under the measurement alternative method.
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
NOTE 8. RESTRUCTURING
Maxeon’s Restructuring Plans
May 2021 Restructuring Plan
In fiscal year 2021, the Company adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of a France-based manufacturing facility in Toulouse. The Company expects less than 40 employees to be affected in connection with this restructuring plan. This represents a mixture of manufacturing and non-manufacturing employees. The restructuring activities is completed in fiscal year 2022.
June 2022 Restructuring Plan
In fiscal year 2022, the Company adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of our module factory in Porcelette, France. The Company expects less than 30 employees to be affected in connection with this restructuring plan. This represents a mixture of manufacturing and non-manufacturing employees. The restructuring activities is expected to be completed by fiscal year 2023.

The following table summarizes the period-to-date restructuring charges by plan recognized in our Consolidated and Combined Statements of Operations:

	Fiscal Year Ended
(In thousands)	January 1, 2023	January 2, 2022	January 3, 2021
May 2021 Restructuring Plan:
Severance and benefits	(475)	4,313	—
Cost of disposal and retirement of property, plant and equipment	60	252	—
Total May 2021 Restructuring Plan	(415)	4,565	—
June 2022 Restructuring Plan:
Severance and benefits	1,981	—	—
Cost of disposal and retirement of property, plant and equipment	599	—	—
Total June 2022 Restructuring Plan	2,580	—	—
Other Restructuring:
Severance and benefits	—	1,077	—
Cost of disposal and retirement of property, plant and equipment	(47)	2,440	—
Other costs(1)	—	2	—
Total Other Restructurings	(47)	3,519	—
Total restructuring charges	$2,118	$8,084	$—
(1)Other costs primarily represent associated legal and advisory services, and costs of relocating employees.
The following table summarizes the restructuring reserve movements during fiscal year 2022:

(In thousands)	January 2, 2022	(Credits) Charges	(Payments) Recovery	January 1, 2023
May 2021 Restructuring Plan:
Severance and benefits	$1,177	$(475)	$(660)	$42
Cost of disposal and retirement of property, plant and equipment	—	60	(60)	—
Total May 2021 Restructuring Plan	1,177	(415)	(720)	42
June 2022 Restructuring Plan:
Severance and benefits	—	1,981	(1,460)	521
Cost of disposal and retirement of property, plant and equipment	—	599	(599)	—
Total June 2022 Restructuring Plan	—	2,580	(2,059)	521
Other Restructuring:
Cost of disposal and retirement of property, plant and equipment	—	(47)	47	—
Total Other Restructurings	—	(47)	47	—

Total restructuring charges	$1,177	$2,118	$(2,732)	$563

NOTE 9. COMMITMENTS AND CONTINGENCIES

Maxeon as a lessee
We lease certain facilities under non-cancellable operating leases from third parties. As of January 1, 2023 and January 2, 2022, future minimum lease payments for facilities under operating leases were $22.5 million and $19.2 million, respectively, to be paid over the remaining contractual terms of up to 4.6 years. The Company has the option to extend certain leases for up to 10 years. These options are included in the lease term when it is reasonably certain that the option will be exercised.
We also lease certain buildings, machinery and equipment under non-cancellable finance leases. As of January 1, 2023 and January 2, 2022, future minimum lease payments for assets under finance leases were $2.2 million and $0.9 million, to be paid over the remaining contractual terms of up to 4.4 years and 1.3 years, respectively. Of the $2.2 million, $0.6 million is included in “Short-term debt” and $1.6 million is included in “Long-term debt” on the Consolidated Balance Sheets as of January 1, 2023.
We have disclosed quantitative information related to the lease contracts we have entered into as a lessee by aggregating the information based on the nature of the asset such that assets with similar characteristics and lease terms are shown within one single financial statement line item.
The table below presents the summarized quantitative information with regard to lease contracts we have entered into:

	Fiscal Year Ended
(In thousands)	January 1, 2023	January 2, 2022
Operating lease expense	$4,173	$2,875
Cash paid for amounts included in the measurement of lease liabilities
Cash paid for operating leases	3,537	3,088
Right-of-use assets obtained in exchange for lease obligations	5,639	5,029
Weighted-average remaining lease term (in years) – operating leases	4.6	5.6
Weighted-average discount rate – operating leases	6.4%	7.1%
The following table presents our minimum future rental payments on leases placed in service as of January 1, 2023:

(In thousands)	Operating Leases	Finance Lease
2023	$4,649	$662
2024	4,760	505
2025	4,504	520
2026	4,159	536
2027	2,192	183
Thereafter	2,243	—
Total lease payments	22,507	2,406
Less: imputed interest	(3,470)	(214)
Total	$19,037	$2,192
Maxeon as a lessor
We lease certain facilities under operating leases to third parties and affiliates of Total. Some of these leases include an option to extend the lease either at the option of the lessees or upon mutual written agreement of both parties.

The following table presents our minimum future rental receivables on the operating leases as of January 1, 2023:

		Payments Due by Fiscal Year
(In thousands)	Total	2023	2024	2025	2026	2027	Thereafter
Minimum future rental receivable	$4,309	$2,157	$2,152	$—	$—	$—	$—
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
We also have agreements with several suppliers, including one of our non-consolidated investees, for the procurement of ingots, and wafers, as well as certain module-level power electronics and related equipment.
Future purchase obligations under non-cancellable purchase orders and long-term supply and service agreements as of January 1, 2023 are as follows:

(In thousands)	Fiscal Year 2023	Fiscal Year 2024	Fiscal Year 2025 and thereafter	Total(1)
Future purchase obligations	$304,515	$579	$—	$305,094
(1)Total future purchase obligations comprised of $184.2 million related to non-cancellable purchase orders and $120.9 million related to long-term supply and service agreements.
During fiscal year 2022, 2021 and 2020, the total amounts purchased under the unconditional purchase obligations is $128.3 million, $116.7 million, and $105.7 million, respectively.
We expect that all obligations related to non-cancellable purchase orders for manufacturing equipment will be recovered through future cash flows of the solar cell manufacturing lines and solar panel assembly lines when such long-lived assets are placed in service. Factors considered important that could result in an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets, and significant negative industry or economic trends. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials and actual consumption of these ordered materials is regularly compared to expected demand. We anticipate total obligations will be recovered because the quantities required to be purchased are expected to be utilized in the manufacture and profitable sale of solar power products in the future based on our long-term operating plans. The terms of the supply agreements are reviewed regularly by us and we assess the need for any accruals for estimated losses on adverse purchase commitments, such as lower of cost or net realizable value adjustments that will not be recovered by future sales prices, forfeiture of advanced deposits and liquidated damages, as necessary.
Advances to Suppliers
As noted above, we have entered into agreements with various vendors, and such agreements with one of our vendors are structured as “take or pay” contracts, that specify future quantities and pricing of products to be supplied. Certain agreements also provide for penalties or forfeiture of advanced deposits in the event we terminate the arrangements. Under certain agreements, we were required to make prepayments to the vendors over the terms of the arrangements. As of January 1, 2023 and January 2, 2022, advances to suppliers totaled $2.1 million and $51.8 million, respectively, of which $2.1 million and $51.0 million are classified as “Advances to suppliers, current portion” in our Consolidated Balance Sheets. One supplier accounted for 100% of total advances to suppliers as of January 1, 2023 and two suppliers accounted for 100% of total advances to suppliers as of January 2, 2022.

Product Warranties
The following table summarizes the product warranty activities for fiscal years 2022 and 2021:

	Fiscal Year
(In thousands)	2022	2021
Balance at the beginning of the period	$30,616	$31,129
Accruals for warranties issued during the period	6,366	3,216
Settlements and adjustments during the period	(8,635)	(3,729)
Balance at the end of the period	$28,347	$30,616
Liabilities Associated with Uncertain Tax Positions
Total liabilities associated with uncertain tax positions were $16.8 million and $13.5 million as of January 1, 2023 and January 2, 2022, respectively. Out of these balance, $16.8 million and $9.8 million are included within “Other long-term liabilities” in our Consolidated Balance Sheets as of January 1, 2023 and January 2, 2022, respectively as they are not expected to be paid within the next 12 months. Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement, if any, would be made for our liabilities associated with uncertain tax positions in Other long-term liabilities.
Defined Benefit Pension Plans
Prior to the Spin-off, SunPower maintained defined benefit pension plans for certain of our employees and they continue to be part of these pension plans after the Spin-off and the maintenance of such defined benefit pension plans has been transferred to the Company. Benefits under these plans are generally based on an employee’s age, years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances. The funded status of the pension plans, which represents the difference between the benefit obligation and fair value of plan assets, is calculated on a plan-by-plan basis. We have elected to measure plan assets and benefit obligation using the month-end that is closest to our fiscal year-end. The benefit obligation and related funded status are determined using assumptions as of the end of each fiscal year. We recognize the overfunded or underfunded status of our pension plans as an asset or liability on our Consolidated Balance Sheets. As of January 1, 2023 and January 2, 2022, the underfunded status of our pension plans presented within “Other long-term liabilities” on our Consolidated Balance Sheets was $1.6 million and $2.3 million, respectively. The impact of transition assets and obligations and actuarial gains and losses are recorded within “Accumulated other comprehensive loss” and are generally amortized as a component of net periodic cost over the average remaining service period of participating employees. We recorded a gain of $0.9 million for fiscal year 2022, a gain of $0.8 million for fiscal year 2021 and a loss of $0.3 million for fiscal year 2020 related to our benefit plans.
Our entity in Philippine has a tax qualified defined benefit plan covering its regular employees. Under the plan, all employees of the entity who have not reached the age of 60 are qualified and become automatically members of the plan.
The Fund is administered by a trustee bank, under a Trust Agreement, designated by the Philippines’ subsidiary acting through the Retirement Committee. The Trustee shall have administrative control over the management of the Fund, and shall be vested with all powers, authority and discretion necessary or expedient for that purpose, in addition to any express powers conferred by the Trust Agreement. The Trustee may adopt and prescribe such rules and regulations as are necessary for the efficient administration of the Fund, provided such are not inconsistent with the Rules and Regulations of the Retirement Plan.
Under the existing regulatory framework in Philippine, it requires a provision for retirement pay to qualified private sector employees in the absence of any retirement plan in the entity, provided however that the employee’s retirement benefits under any collective bargaining and other agreement shall not be less than those provided under the law. The law does not require minimum funding of the plan.
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
Similarly, the Company enters into contractual arrangements under which SunPower or other third parties agrees to indemnify the Company for certain litigation and claims to which we are a party. As the exposure related to these claims are directly attributable to the Company’s historical operations, the Company has recognized a receivable from SunPower in the amount of $4.6 million as of January 1, 2023, consistent with the Company’s recognition and measurement principles and assumptions. The receivable balances are recorded in “Prepaid expenses and other current assets” in the Consolidated Balance Sheets.
Legal Matters
We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations. In addition, under the Separation and Distribution Agreement entered into with SunPower in connection with the Spin-off, SunPower indemnifies us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims and an offsetting receivable from SunPower are reflected on our Consolidated Balance Sheets as of January 1, 2023 and January 2, 2022. Please refer to Note 3. Net Parent Investment and Transactions with SunPower and TotalEnergies.
During fiscal year 2022, the Company has received a legal claim from a supplier. The Company has made a provision for the estimated amount of exposure in relation to this claim in “Accrued liabilities” on the Consolidated Balance Sheets as of January 1, 2023. The Company is not able to estimate the possible cost or liabilities in excess of the accrual.
Letters of Credit and Bank Guarantees
The Company provides standby letters of credit or other guarantee instruments to various parties as required for certain transactions initiated during the ordinary course of business, to guarantee the Company’s performance in accordance with contractual or legal obligations. As of January 1, 2023, the maximum potential payment obligation that the Company could be required to make under these guarantee agreements was $46.1 million. The contractual terms of the guarantees range from 1 month to 45 months. We have not recorded any liability in connection with these guarantee agreements beyond that required to appropriately account for the underlying transaction being guaranteed. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee agreements. Certain guarantee agreements are collateralized by restricted cash totaling to $39.7 million which is included in “Prepaid expenses and other current assets” and “Other long-term assets” on the Consolidated Balance Sheets as of January 1, 2023.
Government grant

For the fiscal year 2022, the Company has recognized government grant of $0.7 million. Of which, $0.3 million and $0.4 million is recorded in “Cost of revenue” and “Operating expenses”, respectively, on the Consolidated and Combined Statements of Operations. In connection to such government grant, the Company has not received $0.5 million of such grant and the related receivable is included in “Prepaid expenses and other current assets” on the Consolidated Balance Sheets as of January 1, 2023. The Company has recognized the grant when there is reasonable assurance, and it is probable that the Company meets the conditions and the grant will be received.
NOTE 10. EQUITY INVESTMENTS
Equity Method Investments
Huansheng Photovoltaic (Jiangsu) Co., Ltd (“Huansheng”)
In March 2016, SunPower entered into an agreement with Dongfang Electric Corporation and TZE. to form Huansheng Photovoltaic (Jiangsu) Co., Ltd., a jointly owned solar cell manufacturing facility to manufacture our Performance line modules in China. The joint venture is based in Yixing City in Jiangsu Province, China. In March 2016, we made an initial $9.2 million investment for a 15% equity ownership interest in the joint venture, which was accounted for under the cost method. In February 2017, we invested an additional $9.0 million which included an investment of $7.7 million and reinvested dividends of $1.3 million, bringing our equity ownership to 20% of the joint venture. In February and April 2018, we invested an additional $6.3 million and $7.0 million (net of $0.7 million of dividends reinvested), respectively, maintaining our equity ownership at 20% of the joint venture. In September 2021, TZE made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV to facilitate the capacity expansion of Huansheng JV. The Company did not make a proportionate injection based on its equity interest in Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%. Consequently, we recorded a gain of $3.0 million related to the deemed disposal of the equity ownership, including $0.03 million relating to the recycling of other comprehensive income to profit or loss. The gain is presented within “Other, net” in our Consolidated and Combined Statements of Operations.
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
For the fiscal years 2022, 2021 and 2020, the equity method investment held by the Company in Huansheng JV have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. The summarized financial information as of January 1, 2023 and January 2, 2022 and for the fiscal years ended 2022, 2021 and 2020 is as follows:

	As of
(In thousands)	January 1, 2023	January 2, 2022
Current assets	$556,744	$581,048
Non-current assets	615,107	524,831
Current liabilities	444,202	323,664
Non-current liabilities	304,088	321,557
Non-controlling interest	395,173	402,526

	Fiscal Year Ended
(In thousands)	January 1, 2023	January 2, 2022	January 3, 2021
Revenue	$1,619,358	$1,018,731	$419,582
Gross (loss) profit	$(40,099)	25,204	28,108
Loss from operations	$(177,283)	(27,427)	(10,013)
Net loss	$(159,888)	(126,338)	(13,386)
Net loss attributable to Huansheng JV	$(62,820)	(95,939)	(14,599)
Related-party transactions with Huansheng JV are as follows:

	As of
(In thousands)	January 1, 2023	January 2, 2022
Accounts payable	$38,452	$64,498

	Fiscal Year Ended
(In thousands)	January 1, 2023	January 2, 2022	January 3, 2021
Payments made to investee for products/services	$114,518	$140,610	$267,247
Huaxia CPV (Inner Mongolia) Power Co., Ltd. (“CCPV”)
In December 2012, SunPower entered into an agreement with TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.) (“TZE”), Inner Mongolia Power Group Co. Ltd. and Hohhot Jinqiao City Development Company Co., Ltd. to form CCPV, a jointly owned entity to manufacture and deploy our low-concentration PV (“LCPV”) concentrator technology in Inner Mongolia and other regions in China. CCPV is based in Hohhot, Inner Mongolia. The establishment of the entity was subject to approval of the PRC government, which was received in the fourth quarter of fiscal year 2013. In December 2013, we made a $16.4 million equity investment in CCPV, for a 25% equity ownership.
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
Equity Investments without Readily Determinable Fair Value
Deca Technologies, Inc.
In September 2010, SunPower entered into an agreement to purchase preferred shares of Deca Technologies, Inc., a subsidiary of Cypress Semiconductor, that commercializes a proprietary electronic system interconnect technology. The investment was intended to monetize our intellectual property and capabilities in an adjacent field and potential co-development opportunities in the future. Pursuant to the share purchase agreement, we are entitled to certain liquidation and conversion rights of holders of such preferred shares. Concurrent with the purchase agreement, we also entered into a lease and facility service agreement and license agreement. During fiscal year 2020, in connection with an equity transaction with a third-party investor, the Company agreed to give up the liquidation and conversion rights in exchange for two transactions which increased the equity ownership to 8%, together with a cash dividend of $2.5 million representing a return of capital. In addition, we recorded a gain of $1.3 million related to an increase in the fair value of our investment, based on observable market transactions with the third-party investor. The gain is presented within “Other, net” on our Consolidated and Combined Statements of Operations. As of January 1, 2023 and January 2, 2022, our total equity investment in Deca Technologies, Inc. was $4.0 million.

Hohhot Huanju New Energy Development Co. Ltd. (“Hohhot”)
In November 2015, SunPower entered into an agreement with Zhonghuan Energy (Inner Mongolia) Co. Ltd and another investor to form Hohhot Huanju New Energy Development Co. Ltd, a jointly owned entity to develop, construct and operate a photovoltaic station up to 300 MW. Hohhot is based in Hohhot, Inner Mongolia. In December 2017, we made a $2.7 million equity investment in Hohhot, for a 4.6% equity ownership. During fiscal year 2020, we disposed the entire equity ownership in Hohhot to Zhonghuan Energy (Inner Mongolia) Co. Ltd at a consideration of RMB 21.9 million (equivalent to $3.2 million]), determined based on valuation of Hohhot’s net assets and we recorded a gain of $0.5 million. This gain was presented within “Other, net” on our Consolidated and Combined Statements of Operations.
Our equity investments consist of equity method investments and equity investments without readily determinable fair value. The below table represents the Company maximum exposure to loss of the equity investments where the Company is not the primary beneficiary.

	As of
(In thousands)	January 1, 2023	January 2, 2022
Equity method investment	$3,061	$11,230
Equity investments without readily determinable fair value	4,000	4,000
Total equity investments	$7,061	$15,230
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
The aggregate carrying amounts of the total assets and total liabilities of SPML Land as of January 1, 2023 were $21.7 million and $4.2 million respectively and as of January 2, 2022 were $22.4 million and $7.7 million, respectively.
NOTE 11. DEBT AND CREDIT SOURCES
Green Convertible Notes
On July 17, 2020, Maxeon issued $200.0 million aggregate principal amount of its 6.5% Green Convertible Senior Notes due 2025 (“Green Convertible Notes”), if not earlier repurchased or converted. The Green Convertible Notes are senior, unsecured obligations of Maxeon and will accrue regular interest at a rate of 6.5% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021. Upon satisfaction of the relevant conditions, the Green Convertible Notes will be convertible into Maxeon shares at an initial conversion price of $18.19 per share and an initial conversion rate of 54.9611 Maxeon shares per $1,000 principal amount of Green Convertible Notes. The conversion rate and conversion price will be subjected to adjustment in specified circumstances. We will settle conversions by paying or delivering, as applicable, cash, Maxeon shares or a combination of cash and Maxeon shares, at our election. The Green Convertible Notes will be also redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option at any time, and from time to time, on or after July 17, 2023 and on or before the 60th scheduled trading day immediately before the maturity date, but only if the last reported sale price per ordinary share of Maxeon exceeds 130% of the conversion price for a specified period of time. In addition, the Green Convertible Notes will be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the Indenture), noteholders may require Maxeon to repurchase their Green Convertible Notes for cash. The repurchase price will be equal to the principal amount of the Green Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.
Prior to the adoption of ASU 2020-06, the Green Convertible Notes was classified as a financial instrument that had both an equity and liability component. The liability component was recorded at fair value on initial recognition with the residual accounted for in equity. Subsequently, the liability portion was recorded at amortized cost. As a result of adopting ASU 2020-06, the Company made certain adjustments to its accounting for the Green Convertible Notes. The adoption of ASU 2020-06 eliminated the bifurcation of the liability and equity components of the Green Convertible Notes into a single liability instrument. As a result of the adoption, the carrying amount of the Green Convertible Notes increased by $42.1 million to $187.8 million as of January 3, 2022. Additional paid-in-capital was reduced by $52.2 million and $10.1 million cumulative effect of adoption was recognized to the opening balance of accumulated deficit as of January 3, 2022.
As at January 1, 2023 and January 2, 2022, the net carrying amount of the Green Convertible Notes was $191.3 million and $145.8 million respectively, recorded in “Convertible debt” on the Consolidated Balance Sheets. The fair value of the Green Convertible Notes was $218.6 million and $218.5 million respectively, determined using Level 2 inputs based on market prices as reported by an independent pricing source and the face value of the debt is $200.0 million.

As of January 1, 2023 and January 2, 2022, included in the net carrying amount of the Green Convertible Notes is the unamortized debt issuance cost of $8.7 million, to be amortized over a term of the note until 2025.
As of January 2, 2022, the net carrying amount of the equity component was $52.2 million, recorded in “Additional paid-in capital” in the Condensed Consolidated Balance Sheets. Included in the net carrying amount of the Green Convertible Notes as of January 2, 2022 was the unamortized discount of $45.5 million to be amortized over the term of the Green Convertible Notes until 2025, based on an effective interest rate of 15.7%. Following the adoption of ASU 2020-06, both components had been eliminated.
For fiscal year 2022 and 2021, the total interest expense arising from the convertible note that is recorded in the Consolidated and Combined Statements of Operation is $16.4 million and $23.7 million respectively. Included in the total interest expense are the coupon interest of $13.0 million for both fiscal year 2022 and 2021. The amortization of debt issuance costs and debt discount is $3.4 million and $10.7 million for fiscal year 2022 and 2021, respectively.

As at January 1, 2023 , the if-converted value of the Green Convertible Notes is below the outstanding principal amount by $23.5 million while as at January 2, 2022 , the if-converted value is below the outstanding principal amount by $47.2 million.

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

The Company filed a registration statement on Form F-3 with the SEC on September 2, 2020. On September 9, 2020, Maxeon filed a final prospectus supplement related to the offering of up to $60.0 million of its ordinary shares in connection with the Physical Delivery Forward. Up to Note Valuation date on September 29, 2020, we issued and sold $58.5 million out of the approximately $60.0 million worth of shares in the Physical Delivery Forward, representing 3.8 million shares issued with the weighted average underwritten price of $15.40. The related shares are excluded from both basic and diluted loss per share calculation as this is an own share lending arrangement. During the Note Valuation Period, the Physical Delivery Forward was a liability classified financial instrument that is remeasured to fair value as it represents a net cash settled provision that is akin to an obligation to repurchase the Company's stock. At the end of the Note Valuation Period, the carrying amount of the Physical Delivery Forward was $64.1 million and a gain of $8.5 million was recorded in Other (expense) income, net in the Consolidated and Combined Statements of Operations. The fair value of the Physical Delivery Forward was affected by the Company’s share price and other factors impacting the valuation model. This was subsequently reclassified to equity after remeasurement, at the end of the Note Valuation Period, and thereafter will not be subsequently remeasured.

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
The Prepaid Forward is classified as an asset and remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings as the contract includes provisions that could require cash settlement. As of January 1, 2023 and January 2, 2022, the carrying amount of the Prepaid Forward is $35.7 million and $32.3 million respectively, and is recognized as “Other long-term assets” in the Consolidated Balance Sheets. The remeasurement to fair value for fiscal year 2022 and 2021 was a gain of $3.4 million and a loss of $34.5 million respectively, recorded as Other (expense) income, net in the Consolidated and Combined Statements of Operations. The fair value of the Prepaid Forward is affected by the Company’s share price and other factors impacting the valuation model.
2027 Convertible Notes
On August 17, 2022, Maxeon completed its sale of $207.0 million aggregate principal amount of 7.5% first lien senior secured convertible notes due 2027 (“2027 Notes”) to TZE SG at a purchase price equivalent to97% of the principal amount of the 2027 Notes. The 2027 Notes will accrue regular interest at a rate of 7.5% per annum, payable semi-annually in arrears on February 17 and August 17 of each year, beginning on February 17, 2023. Payment of interest will take the following forms: (a) the initial 3.5% of the total 7.5% interest payable on an interest payment date shall be paid in cash and (b) the remaining 4.0% of interest payable on such interest payment date may be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding 2027 Notes or by issuing additional 2027 Notes in a corresponding amount (the “PIK Notes”), in accordance with the terms and conditions of the Indenture, (iii) if subject to certain conditions, in ordinary shares of the Company (the “Shares”), and/or (iv) a combination of any two or more forms of payment as described in (i) through (iii). The payment of principal and interest are jointly and severally unconditionally guaranteed, on a senior secured basis, by certain subsidiaries of the Company.
From and after August 17, 2022 until the fifth scheduled trading day immediately preceding August 17, 2027, the holder of 2027 Notes may, at its option, convert its 2027 Notes at an initial conversion price of $23.13 per ordinary shares and an initial conversion rate of 43.2301 ordinary shares for $1,000 principal amount of 2027 Notes, in accordance with the terms and conditions of the indenture dated August 17, 2022 (the "Indenture"). The conversion rate and conversion price will be subjected to adjustment in specified circumstances. The Company can elect to settle the conversions by paying or delivering, as applicable, cash, ordinary shares of the Company or a combination of cash and ordinary shares of Maxeon. The 2027 Notes will be also redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option at any time, and from time to time, on or after August 17, 2024, if the closing sale price per Share exceeds 130% of the Conversion Price then in effect on at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice. In addition, the 2027 Notes will be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the Indenture), noteholders may require Maxeon to repurchase their 2027 Notes for cash. The repurchase price will be equal to the principal amount of the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.
As at January 1, 2023, the net carrying amount of the 2027 Notes was $187.3 million, recorded in “Convertible debt” on the Consolidated Balance Sheets. The fair value of the 2027 Notes was $199.5 million, determined using

Level 2 inputs based on market prices as reported by an independent pricing source and the face value of the debt is $207.0 million. As of January 1, 2023, the unamortized debt issuance cost and debt discount is $19.7 million. For fiscal year 2022, the total interest expense arising from the 2027 Notes that is recorded in the Consolidated and Combined Statements of Operation is $7.1 million. As of January 1, 2023, the if-converted value of the 2027 Notes is below the outstanding principal amount by $63.3 million.
As at January 1, 2023, the Company has pledged certain assets as collaterals for the 2027 Notes. The carrying amount of the assets pledged as collaterals is $2,447 million (inclusive of intercompany balances not reflected on the consolidated balance sheet). The collaterals includes pledges of the shares of (or other ownership of equity interests in) certain subsidiaries and certain other material assets (including intellectual properties) to the extent the pledges are not restricted under existing regulations, law or contractual obligations.
Other Debt and Credit Sources
In June 2018, SunPower entered into a Revolving Credit agreement which entitles us to an uncommitted, on demand import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. The interest rate for the Revolving Credit agreement was updated to 1.5% per annum over SOFR interest rate over a maximum financing tenor of 90 days in August 2022. As at January 1, 2023 and January 2, 2022, the outstanding amount and face value of this outstanding debt was $50.0 million and $24.7 million respectively. The total amount is recorded in “Short-term debt” on the Consolidated Balance Sheets and matures in fiscal year 2023 and 2022 respectively. During the fiscal years 2022 and 2021, the Company recorded interest expense of $1.6 million and $0.5 million, respectively, related to this debt, which is reported as interest expense on the Consolidated and Combined Statements of Operations.
Certain of our subsidiaries had debt facilities with a syndicate of lenders entered on July 14, 2020 which were terminated and the availability period of the draw down expired in fiscal year 2021. In connection with the expiration and termination of these debt facilities, a loss on extinguishment of debt of $5.1 million was recognized. The charge to earnings from the debt issuance cost was $2.6 million and $1.7 million for fiscal year 2021 and 2020 respectively, which is reported as “Interest expense” on the Consolidated and Combined Statements of Operations.

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS
The following tables present information about our hedge instruments measured at fair value on a recurring basis as of January 1, 2023 and January 2, 2022 all of which utilize Level 2 inputs under the fair value hierarchy:

(In thousands)	Balance Sheet Classification	January 1, 2023	January 2, 2022
Assets:
Derivatives designated as hedging instruments:
Foreign currency forward option contracts	Prepaid expenses and other current assets	$64	$2,878
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	63	14
		$127	$2,892

Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	$576	$634
		$703	$3,526

Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward option contracts	Accrued liabilities	$213	$536
Foreign currency forward exchange contracts	Accrued liabilities	5,105	—
		$5,318	$536

	January 1, 2023
			Gross Amounts Not Offset in the Consolidated Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$703	$703	$703
Derivative liabilities	5,318	5,318	5,318

	January 2, 2022
			Gross Amounts Not Offset in the Combined Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$3,526	$3,526	$3,526
Derivative liabilities	536	536	536

We recorded a loss of $1.5 million, a loss of $3.4 million, and a gain of $3.0 million on these derivative instruments during fiscal year 2022, 2021 and 2020 respectively under “Other, net” in the Consolidated and Combined Statements of Operations.
As of January 2, 2022, there was a cumulative gain of $2.7 million recorded in “Accumulated Other Comprehensive Loss” (“OCL”) in connection with the derivatives designated as cash flow hedges. During fiscal year 2022, we recognized an unrealized gain of $7.3 million and reclassified $15.5 million of gain from OCL to profit or loss, with a net loss on derivatives of $8.2 million in the OCL. As of January 1, 2023, the cumulative loss in OCL for the derivatives was $5.5 million.
During fiscal year 2021, we recognized an unrealized gain of $5.8 million and reclassified $2.6 million of gain from OCL to profit or loss, with a net gain on derivatives of $3.2 million in the OCL.
We classify cash flows related to derivative financial instruments as operating activities in our Consolidated and Combined Statements of Cash Flows.
Foreign Currency Exchange Risk
Designated Derivatives Hedging Cash Flow Exposure
Our cash flow exposure primarily relates to anticipated third-party foreign currency revenues and expenses. We derive a portion of our revenues in foreign currencies as part of our ongoing business operations. In addition, a portion of our assets are held in foreign currencies. We enter into foreign currency option contracts and foreign currency forward exchange contracts designated as cash flow hedges to hedge certain forecasted revenue transactions denominated in Euros and Australian dollars. We also enter into foreign currency forward contracts designated as cash flow hedges to hedge certain forecasted purchase transactions denominated in Chinese Renminbi. Our foreign currency forward and option contracts are entered into for periods consistent with the related underlying exposures and do not constitute positions that are independent of those exposures.

As of January 1, 2023 and January 2, 2022, the derivatives designated as hedging instruments for either gross external or intercompany revenue up to our net economic exposure had notional values of $213.3 million and $121.3 million respectively. These derivatives have a maturity of ten months or less. The effective portion of these cash flow hedges is reclassified into revenue when third-party revenue is recognized in our Consolidated and Combined Statements of Operations.
As of January 2, 2022, the derivatives designated as hedging instrument for purchases had a notional value of $22.6 million. These derivatives had a maturity of three months or less. The effective portion of these cash flow hedges is reclassified into cost of revenue when the cost of the purchase is recognized in our Consolidated and Combined Statements of Operations.
Non-Designated Derivatives Hedging Transaction Exposure
Derivatives not designated as hedging instruments consist of forward contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. Changes in exchange rates between our subsidiaries’ functional currencies and the currencies in which these assets and liabilities are denominated can create fluctuations in our reported combined financial position, results of operations and cash flows. As of January 1, 2023, to hedge balance sheet exposure, we held foreign currency forward contracts with an aggregate notional value of $14.9 million. These foreign currency forward contracts have maturity of three months or less. As of January 2, 2022, to hedge balance sheet exposure, we held foreign currency forward contracts with an aggregate notional value of $53.6 million. These contracts matured in January 2022.
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
Provision for Income Taxes
The components of current and deferred income tax expense reflected in the Consolidated and Combined Statements of Operations are as follows:

	Fiscal Year
(In thousands)	2022	2021	2020
Provision for income taxes:
Current tax (expense) benefits	$(13,239)	$3,952	$(12,644)
Deferred tax (expense) benefit	(18,952)	(4,155)	517
Provision for income taxes	$(32,191)	$(203)	$(12,127)
The provision for income taxes differs from the amounts obtained by applying the statutory Singapore tax rate of 17% to income before taxes as shown below:

	Fiscal Year
(In thousands)	2022	2021	2020
Statutory rate	17%	17%	17%
Tax benefit at statutory rate	$38,400	$40,641	$21,367
Foreign tax rate differential	(45,985)	(37,390)	(19,356)
Change in valuation allowance	(30,595)	(12,510)	(10,431)
Unrecognized tax benefits (expense)	3,455	7,797	(3,896)
Other	2,534	1,259	189
Provision for income taxes	$(32,191)	$(203)	$(12,127)
In the year ended January 1, 2023, the change in effective tax rates was due to an unrecognized tax benefit of $3.5 million due to expiry of statute of limitations in other jurisdictions. There was also a significant valuation allowance recognized against our deferred tax assets which increased the tax expense, As part of the tax expense under “Other”, was for Swiss capital tax, recognition of deferred tax, and payment of tax penalties in other jurisdictions. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income.
Tax incentives include a preferential tax rate on gross income attributable to activities covered by Philippines Economic Zone Authority registrations in the Philippines. The Philippine net income attributable to all other activities will be taxed at the statutory Philippines corporate income tax rate, currently 25%. The earlier income tax holiday in the Philippines, granted for manufacturing lines, has since ended on January 1, 2020.
SunPower Malaysia Manufacturing Sdn. Bhd. enjoys a tax incentive in Malaysia where we manufacture our solar power products, subject to certain terms and conditions imposed by the Malaysia Investment Development Authority. The current tax incentive in Malaysia was granted to our former joint venture AUOSP (now a wholly owned subsidiary). The third and final five-year tranche of this incentive was granted a 70% tax exemption and will expire on June 30, 2026. Malaysian Investment Development Authority ("MIDA") and the Company have been in discussions on additional conditions required to reinstate the full tax exemption that the Company was granted previously. We have agreed to the conditions for such reinstatement with MIDA and are waiting for formal approval from the Malaysian Government.
Maxeon Singapore received a Development and Expansion Incentive - International Headquarters Award (“DEI-IHQ”) from the Singapore Economic Development Board (“EDB”) with effect from January 1, 2021 and will allow qualifying activities to be taxed at a concessionary tax rate, subject to certain terms and conditions imposed by EDB. All other non-qualifying income will be taxed at the statutory Singapore corporate income tax rate of 17%.
Deferred Tax Assets and Liabilities
Long-term deferred tax assets and liabilities are presented in the Consolidated Balance Sheets as follows:

	As of
(In thousands)	January 1, 2023	January 2, 2022
Deferred tax assets:
Net operating loss carryforward	$49,183	$32,486
Reserves and accruals	21,666	1,698
Fixed assets	—	905
Total deferred tax assets	70,849	35,089
Valuation allowance	(60,501)	(29,906)
Total deferred tax assets, net of valuation allowance	10,348	5,183
Deferred tax liabilities:
Intangible assets and accruals	(14,913)	(1,150)
Total deferred tax liabilities	(14,913)	(1,150)
Net deferred tax assets	$(4,565)	$4,033
The Company’s deferred tax assets primarily relate to timing differences that are expected to reverse and net operating losses. The net operating losses, amounting to $606.9 million, can be carried forward indefinitely and are available for offset against future tax liabilities.
Valuation Allowance
In determining whether it is more likely than not that deferred tax assets are recoverable, the assessment is required to be done on a jurisdiction by jurisdiction basis; we believe that sufficient uncertainty exists with regard to the realizability of these assets such that a valuation allowance is necessary. Factors considered in providing a valuation allowance include the lack of a significant history of consistent profits, the lack of consistent profitability in the solar industry, the limited capacity of carrybacks to realize these assets, and other factors. Based on the absence of sufficient positive objective evidence, we are unable to assert that it is more likely than not that we will generate sufficient taxable income to realize net deferred tax assets. Should we achieve a certain level of profitability in the future, we may be able to reverse the valuation allowance which would result in a non-cash income statement benefit of $60.5 million.
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

A reconciliation of the beginning and ending amounts of unrecognized tax benefits during fiscal years 2022 and 2021 is as follows:

	Fiscal Year Ended
(In thousands)	January 1, 2023	January 2, 2022
Balance at beginning of period	$34,695	$39,506
Additions for tax positions related to the current year	10,971	1,186
Reduction of tax position relating to settlement with taxing authorities	(2,252)	(2,554)
Reductions for tax positions from prior years/statute of limitations expirations	(9,249)	(3,174)
Foreign exchange gain	(304)	(269)
Balance at end of period	$33,861	$34,695
The unrecognized tax benefits for fiscal years 2022 and 2021 are $33.9 million and $34.7 million, respectively, that if recognized, would impact our effective tax rate. Certain components of the unrecognized tax benefits are recorded against deferred tax asset balances.
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
Classification of Interests and Penalties
We accrue interest and penalties on tax contingencies which are classified as “Provision for income taxes” in our Consolidated and Combined Statements of Operations. Accrued interest and penalties as of January 1, 2023 and January 2, 2022 was $0.9 million and $0.4 million, respectively.
Tax Years and Examination
Tax returns are filed in each jurisdiction in which we are registered to do business. In many countries in which we file tax returns, a statute of limitations period exists. After the statute of limitations period expires, the respective tax authorities may no longer assess additional income tax for the expired period. Similarly, we are no longer eligible to file claims for refund for any tax that we may have overpaid. We have a tax examination in Switzerland relating to the tax year 2020 as of January 1, 2023.
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
In addition, pursuant to a stock purchase agreement, dated April 13, 2021, with an affiliate of Tianjin Zhonghuan Semiconductor, Maxeon agreed to sell to TZE 1,870,000 ordinary shares at $18.00 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933 (the “TZE Private Placement”).
The Offering and the TZE Private Placement closed in April 2021. The net proceeds were approximately $169.7 million after giving effect to the underwriting discounts and commissions as well as other issuance costs.
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
Shares Reserved for Future Issuance Under Equity Compensation Plans
We had shares of common stock reserved for future issuance as follows:

	As of
(In thousands)	January 1, 2023	January 2, 2022
Equity compensation plans	3,166	3,363
NOTE 15. NET LOSS PER SHARE
We calculate basic net loss per share by dividing earnings allocated to common stockholders by the basic weighted-average number of common shares outstanding for the period. Shares issued in connection with the Physical Delivery Forward are excluded for the purpose of calculating net loss per share after its reclassification from liability to equity at the end of the Note Valuation Period as this constitutes a share lending arrangement. Diluted weighted-average shares is computed using basic weighted-average number of common shares outstanding plus any potentially dilutive securities outstanding during the period using the treasury-stock-type method and the if-converted method, except when their effect is anti-dilutive. Potentially dilutive securities include stock options, restricted stock units, and the outstanding Green Convertible Notes and 2027 Notes. The following table presents the calculation of basic and diluted net loss per share attributable to stockholders:

	Fiscal Year Ended
(In thousands, except per share data)	January 1, 2023	January 2, 2022	January 3, 2021
Net loss:
Net loss attributable to stockholders	(267,424)	(254,520)	(142,631)

Number of shares:
Basic and diluted weighted-average common shares(1)	40,920	37,457	24,502

Basic and diluted net loss per share(1)	(6.54)	(6.79)	(5.82)

(1)As a result of our net loss attributable to stockholders for fiscal years 2020, 2021 and 2022, the inclusion of all potentially dilutive restricted stock units, and common shares under the Green Convertible Notes and 2027 Notes, where applicable, would be anti-dilutive. Therefore, these were excluded from the computation of the weighted-average shares for diluted net loss per share.
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
The majority of shares issued are net of the minimum statutory withholding requirements that SunPower paid on behalf of our employees. During fiscal years 2020, SunPower withheld 0.1 million shares to satisfy the employees’ tax obligations, respectively. SunPower paid such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.
Maxeon’s Stock-based Incentive Plans
On August 3, 2020, the Board of Maxeon adopted 2020 Omnibus Incentive Plan (“2020 Plan”) which was approved by SunPower, the sole shareholder prior to the Spin-off, on August 4, 2020. The 2020 Plan allows for the grant of awards representing the right to acquire, or based on the value of, Maxeon’s ordinary shares (“Maxeon Shares”), and includes non-statutory share options, share appreciation rights, restricted shares, restricted share units, and cash-based incentive awards. Replacement awards may also be granted under the Plan in substitution of awards of common stock of SunPower Corporation held by certain participants whose employment will be transferred to Maxeon. The 2020 Plan includes an automatic annual increase mechanism equal to three percent of the number of outstanding Maxeon Shares of all classes of Maxeon on the last day of the immediately preceding fiscal year or by a small number determined by the Board. Under the 2020 Plan, the restricted stock units typically vest in equal installments annually over four years. Starting from fiscal year 2022, awards granted vest in equal installments annually over three years.
During fiscal year 2022, the Company has rolled out Transformation Incentive Plan (“TIP”) with a number of restricted stock units to be granted after achieving performance targets over a three-year performance period (“TIP Grant”). 50% of the TIP Grant will vest immediately upon grant and the remaining 50% will vest one year after grant. The expected award value is recorded as a liability until the determination of the number of shares to be awarded wherby such balance will be reclassified to equity. As of January 1, 2023, the related liability of $1.7 million is recorded in “Accrued liabilities” in the “Consolidated Balance Sheets”.
The majority of shares issued are net of the minimum statutory withholding requirements that Maxeon pays on behalf our employees. During fiscal year 2022 and 2021, Maxeon withheld 32,875 and 132,337 shares to satisfy the employees’ tax obligations. Maxeon pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.
The following table summarizes the stock-based compensation expense by line item in the Consolidated and Combined Statements of Operations:

	Fiscal Year Ended
(In thousands)	January 1, 2023	January 2, 2022	January 3, 2021
Cost of revenue	$1,535	$1,250	$2,080
Research and development	1,513	352	1,217
Sales, general and administrative	11,532	5,629	3,953
Total stock-based compensation expense	$14,580	$7,231	$7,250

For fiscal year 2022, 2021 and 2020, the net stock-based compensation expense capitalized to inventory $0.2 million, nil and $0.4 million, respectively.
The following table summarizes the non-vested restricted stock units' activities under the 2020 Plan:

	Restricted Stock Units	Performance Stock Units
(In thousands)	Shares	Shares
Outstanding as of January 2, 2022	1,069	112
Granted	1,633	259
Vested	(762)	(56)
Forfeited	(199)	(102)
Outstanding as of January 1, 2023	1,741	213
We estimate the fair value of our restricted stock awards and units at our stock price on the grant date. The weighted-average grant date fair value of restricted stock units and performance stock units granted under the 2020 Plan during fiscal year 2022, 2021 and 2020 was $15.34, $25.51 and $18.70 respectively. The total fair value of restricted stock units and performance stock units vested under the 2020 Plan during fiscal year 2022, 2021 and 2020 was $13.1 million,$14.5 million and $0.4 million, respectively.
As of January 1, 2023, the total unrecognized stock-based compensation related to outstanding restricted stock units and performance stock units was $25.3 million, which we expect to recognize over a weighted-average period of 2.1 years.
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

	Fiscal Year
(In thousands)	2022	2021	2020
United States(1)	$427,111	$227,499	$235,606
France	80,872	88,454	125,366
Italy	126,195	83,957	41,882
Rest of world(2)	425,935	383,369	441,982
Total revenue	$1,060,113	$783,279	$844,836
(1)During fiscal years 2022, 2021 and 2020, we had sales of $283.3 million, $225.9 million and $231.2 million, respectively, to SunPower representing the sale of solar modules to SunPower. The pricing term prior to the Spin-off was made at transfer prices determined based on management’s assessment of market-based pricing terms. Subsequent to the Spin-off, pricing is based on the Supply Agreement with SunPower.
(2)Revenue included under “Rest of the world” comprise of countries that are individually less than 10% for the periods presented.
Revenues are attributed primarily based on the destination of the shipments.

The following table summarizes the allocation of net property, plant, and equipment based on geography:

	As of
(In thousands)	January 1, 2023	January 2, 2022
Malaysia	$227,656	$240,711
Mexico	82,056	67,208
Philippines	60,216	69,740
Europe	3,372	6,714
Singapore	4,519	1,314
United States	2,628	933
Rest of world	21	10
Property, plant, and equipment, net, by geography	$380,468	$386,630
Long-lived assets are attributed based upon the country in which the asset is located or owned.