Form 20-F
period 2023-12-31
Maxeon Solar Technologies, Ltd.
filed 2024-05-30
CIK 1796898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-39368
______________________________
Maxeon Solar Technologies, Ltd.
(Exact name of registrant as specified in its charter)
______________________________
N/A
(Translation of Registrant’s name into English)
Singapore
(Jurisdiction of incorporation or organization)
8 Marina Boulevard #05-02
Marina Bay Financial Centre
Singapore 018981
(Address of principal executive office)
William Mulligan
51 Rio Robles
San Jose, California 95134
+1-626-884-4756
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
53,959,909 ordinary shares as of December 31, 2023
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

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐
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

-ii-

INTRODUCTION
We are registered with the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”) under the name “Maxeon Solar Technologies, Ltd.”
We were formed in the third quarter of 2019 under the name “Maxeon Solar Technologies, Pte. Ltd.” and converted to a public company on August 26, 2020 (the “Distribution Date”) under the Companies Act 1967 of Singapore (the “Singapore Companies Act”) under the name of “Maxeon Solar Technologies, Ltd.”
We prepare consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements responsive to Item 17 of this Form 20-F are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).
The Company has a 52-to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. Fiscal year 2023, 2022 and 2021 are 52-week fiscal years. Our fiscal year 2023 ended on December 31, 2023, our fiscal year 2022 ended on January 1, 2023 and our fiscal year 2021 ended on January 2, 2022.
We are a holding company of business contributed to Maxeon by SunPower Corporation (SunPower”) in connection with the spin-off (the “Spin-off”), which was completed on the Distribution Date. The Spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares of Maxeon to holders of record of SunPower’s common stock as of the close of business on August 17, 2020. As of the Distribution Date, Maxeon became an independent, public company and the Maxeon shares commenced trading on the NASDAQ Global Select Market (“NASDAQ” or “Nasdaq”) under the symbol “MAXN”.
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
Customer Cost of Energy (“CCOE”)
Our customers are focused on reducing their overall cost of energy by intelligently integrating solar and distributed generation (which we refer to as “DG”) sources, energy efficiency, energy management, and energy storage systems with their existing utility-provided energy. The CCOE measurement is an evaluation of a customer’s overall cost of energy, taking into account the cost impact of each individual generation source (including the utility), energy storage systems, and energy management systems. The CCOE measurement includes capital costs and ongoing operating costs, along with the amount of electricity produced, stored, saved, or re-sold, and converts all of these variables into a common metric. The CCOE metric allows customers to compare different portfolios of generation sources, energy storage, and energy management, and to tailor their solution towards optimization.

MARKET INFORMATION
This Annual Report on Form 20-F (this “Form 20-F”) contains certain industry and market data that were obtained from third-party sources, such as industry surveys and industry publications, including, but not limited to, publications by Wood MacKenzie, Bloomberg New Energy Finance (BNEF), S&P Global and PV Evolution Labs. This Form 20-F also contains other industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of such industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.
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
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
Certain statements relating to Maxeon in this Form 20-F or documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the
“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, but not limited to, statements regarding: (a) our ability to meet short-term and long-term material cash requirements, our ability to complete an equity or debt offering or financing at favorable terms, if at all, our overall liquidity, substantial indebtedness and ability to refinance such debt and our ability to continue as a going concern; (b) our expectations regarding product pricing trends, demand and growth projections; (c) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the Israel-Hamas-Iran conflict; (d) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (e) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (f) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; and (i) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine and the Israel-Hamas-Iran conflict; (5) our ability to manage our key customers and suppliers, including the impact of the termination of the supply agreements with one of the Company’s biggest customers, SunPower Corporation; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine and the Israel-Hamas-Iran conflict, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities, including enforcement of certain intellectual property rights, or other disputes. Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company’s filings with the SEC. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Some of these factors and other risks that affect our business are included and discussed in more detail in this Form 20-F, including under “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We provide the information in this Form 20-F as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Form 20-F as a result of new information, future events or otherwise, unless as otherwise required by law.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
1.A. DIRECTORS AND SENIOR MANAGEMENT
Not Applicable.
1.B. ADVISORS
Not Applicable.
1.C. AUDITORS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
3.A. [RESERVED]

3.B. CAPITALIZATION AND INDEBTEDNESS
Not Applicable.
3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not Applicable.
3.D. RISK FACTORS
We operate in rapidly changing economic and technological environments that present numerous risks, many of which are driven by factors that we cannot control or predict. You should carefully consider the risks described in this section, together with all of the other information included in this Form 20-F, before investing in our securities. The occurrence of any of these risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations and the price of our shares.
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
•The increase in the global supply of solar cells and panels, and increasing competition, has caused and may continue to cause substantial downward pressure on the prices of such products or result in increased or changing tariff policies and cause us to lose sales or market share, or to hold excess inventory, resulting in lower revenues, cash flows and impairment charges.

•Adverse global economic conditions could have a negative effect on our business, results of operations and financial condition and liquidity.
•The solar industry faces competition from other types of renewable and non-renewable power industries
•Changes in international trade policies, tariffs, or trade disputes, or the reduction, modification, or elimination of government incentives, could significantly and adversely affect our business, revenues, margins, results of operations and cash flows.
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
Risks Related to Our Liquidity
•We have received an unqualified opinion that included an explanatory paragraph regarding the Company’s ability to continue as a going concern from our auditors as there is substantial doubt about our ability to continue as a going concern.
•We may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund our operations or make necessary capital expenditures due to, among other factors, increasing competition from increased global supply of solar cells and panels which leads to downward pressure on prices, as well as the general economic environment impacted by ongoing wars or conflicts or any other geopolitical tensions.
•The existence of substantial indebtedness could adversely affect our business, financial condition, and results of operations, as well as our ability to meet our payment obligations under our debt commitments.
•A significant portion of our assets, including our intellectual property that we hold outside of the United States, have been pledged as collateral.
•We may be unable to raise the funds necessary to repurchase the Green Convertible Notes (as defined under “Note 11. Debt and Credit Sources.”) or the 2027 Notes (as defined under “Note 4. TCL Zhonghuan Renewal Energy Technology Co.” to our consolidated financial statements, and together with the Green Convertible Notes, the “Notes”), as applicable, for cash following a fundamental change or pursuant to a mandatory redemption, or to pay any cash amounts due upon conversion.
•We may be classified as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which could result in Maxeon being subject to U.S. federal income tax indefinitely.
•Failure to meet hiring, capital spending and other requirements to utilize tax incentives provided to us in Malaysia and the Philippines, or to avail ourselves of tax incentives or negotiate new incentives in existing or other jurisdictions, could adversely affect our results.
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
•We have agreed to terminate the supply agreements with one of our main customers, and our financial results have and will continue to materially suffer as a result.
•Fluctuations in the demand for our products have caused and in the future may continue to cause impairment of long-lived assets or cause us to write off equipment or inventory or the pre-mature termination of certain contracts, and each of these events could materially and adversely affect our financial results.
•We depend on Huansheng Photovoltaic (Jiangsu) Co., Ltd (“HSPV”) and its affiliates for a portion of our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow, and damage our customer relationships.
•While we believe we currently have effective internal control over financial reporting, we may identify a material weakness in our internal control over financial reporting that could cause investors to lose confidence in the reliability of our financial statements and result in a decrease in the value of our shares.

Risks Related to Our Intellectual Property and Cybersecurity
•We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in significant losses or the ability to make, use or sell our products.
•We depend on our intellectual property, and we may not obtain sufficient patent protection on the technology embodied in the solar products we currently or plan to manufacture and market, which could harm our competitive position and increase our expenses.
•We have announced an investigation into claims, and have filed and may file future claims, against other parties for infringing our intellectual property that may be very costly and may not be resolved in our favor.
•We may be subject to cybersecurity breaches of information technology systems utilized by us or our suppliers, vendors, customers and other third parties with whom we conduct business, which could impact our business or our business data, lead to disclosure of our internal information, damage our reputation or relationships with customers, disrupt access to our online services, and impact our operations. Such breaches could subject us to significant reputational, financial, legal, and operational consequences.
Risks Related to the Ownership of Our Shares
•Significant ownership of our shares by TCL Zhonghuan Renewable Energy Technology Co. Ltd., a joint stock limited company (“TZE”) incorporated under the laws of the Peoples Republic of China (“PRC”) and Total Energies (as defined in “Note 3. Transactions with SunPower and TotalEnergies”) may adversely affect the liquidity and value of our shares.
•If a substantial number of Maxeon shares become available for sale and are sold in a short period of time, the market price for our shares could experience volatility and/or decline.
•The effect of the Physical Delivery Forward (as defined under “Note 11. Debt and Credit Sources” to our consolidated financial statements) and Prepaid Forward (as defined under “Item 5.B. Liquidity and Capital Resources – Current Sources of Liquidity and Capital Resources”),, which were entered into in connection with the issuance of our Green Convertible Notes, may affect the value of Maxeon shares and may result in unexpected market activity in Maxeon shares.
•We may issue additional Maxeon shares, other equity or equity-linked or debt securities, which may materially and adversely affect the price of the Maxeon shares.
•Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.
•As a foreign private issuer, we are permitted to, and follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements applicable to domestic issuers.
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
Our solar panels are competitive in the market as compared with lower cost conventional solar cells, such as thin-film, due to our products’ higher efficiency, among other things. A principal component of our business strategy is reducing costs to manufacture our products competitively and profitably. If our competitors are able to drive down their manufacturing costs or increase the efficiency of their products faster than we can, or if competitor products are exempted from tariffs and quotas and ours are not or if they benefit from lower tariffs and quotas than us, our products may become less competitive even when adjusted for efficiency. In 2023, while we are in the process of preparing for the market introduction of our next generation Maxeon 7 products, competitor products became available in the solar power market that performed close to the efficiency levels of our current products which negatively impacted demand for these currently offered products. Further, if raw materials costs and other third-party component costs increase, we may not meet our cost reduction targets. If we cannot effectively manage our costs, our competitive position could suffer, we could lose sales and/or market share, and our margins could be adversely affected.

The solar power market is characterized by continually changing technology and improving features, such as increased efficiency, higher power output and enhanced aesthetics. Technologies developed by our direct competitors, including thin-film solar panels and other solar technologies, may provide energy at lower costs than our products. We also face competition in some markets from other energy generation sources, including conventional fossil fuels, wind, biomass, and hydro. In addition, we compete with traditional utilities that supply energy to our potential customers. Such utilities have greater financial, technical, operational and other resources than we do, as well as existing infrastructure to energy distribution. If electricity rates decrease and our products become less competitive by comparison, our operating results and financial condition could be adversely affected.
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
As we introduce new or enhanced products or integrate new technology and components into our products or expand our manufacturing capacity, we will face risks relating to new product launches and transitioning to new technologies and / or execution of our expansion plans including, among other things, the incurrence of high fixed costs, competition for equipment, technical challenges which may result in delivery delays, acceptance of products by our customers, disruption in customers’ ordering patterns, insufficient supplies of new products to meet customers’ demand, possible product and technology defects arising from the integration of new technology and a potentially different sales and support environment relating to any new technology. For example, our Performance line manufacturing operations in Mexicali, Mexico and Malaysia are primarily intended to supply large-scale commercial and utility-scale power plant customers in the United States market, and to the extent we fail to achieve our projected production volumes, we may suffer significant liquidated damages for the volumes we have contractually committed, face additional risks resulting from our failure to meet customers’ demand and significantly impair our plans for entering the large-scale commercial and utility-scale power plant markets in the United States and our plans for growth in that market. Our failure to manage the transition to newer products or the integration of newer technology and components into our products could adversely affect our business’s operating results, financial condition and cash flows.

The increase in the global supply of solar cells and panels, and increasing competition, has caused and may continue to cause substantial downward pressure on the prices of such products or result in increased or changing tariff policies and cause us to lose sales or market share, or to hold excess inventory, resulting in lower revenues, cash flows and may lead to impairment charges.

Global solar cell and panel production capacity and supply have been materially increasing, and solar cell and solar panel manufacturers currently have excess capacity, relative to global demand, particularly in China. The solar industry has experienced and may continue to experience periods of structural imbalance between supply and demand, and that such periods result in unpredictability (i.e. pressure on pricing or imbalanced supply due to governmental policies). Excess capacity and industry competition have resulted in the past, including in 2023, and may continue to result, in excess supply and/or substantial downward pressure on the price of solar cells and panels, including our products. More recently, there has been additional pressure on global demand as a consequence of the excess supply and decreasing average selling prices resulting from fluctuating supply and demand in certain solar markets, as well as increasing supply chain costs. Intensifying competition has and could continue to cause us to lose sales or market share or hold excess inventories. The excess of global supply coupled with the decline in demand in light of a global economic slowdown caused by events such as an economic recession, high interest rates and the associated decrease in consumer spending, has resulted and may continue to result in a global price reduction, such as the global price reduction that accelerated in the second half of 2023. Fluctuations in supply and demand caused by governmental policies such as the “dual control of energy consumption policy of China” and “compulsory consumption of green energy by high energy- consuming enterprises policy in China”, as well as other increased supply chain costs, may result in a global increase in the price of certain supply commodities, similar to what occurred in 2021. See “Risk Factors – Risks Related to our Supply Chain - We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, and increases in the costs for raw materials and components required for our solar products could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.” Such price fluctuations and impacts on demand are difficult to plan for and could have a negative impact on the amount of inventory which we hold, our revenue and earnings, and could materially adversely affect our business, financial condition and cash flows. In addition, in such a market environment, internal pricing forecasts can be challenging to estimate and ultimately inaccurate, which has caused and in the future could cause our financial results to be different than forecasted. Uncertainty with respect to United States, PRC, European and other government policies, including trade tariffs, subsidies or other incentives for solar projects, may continue to cause increased, decreased, or volatile supply and/or demand for solar products, which in turn will negatively impact our revenue and earnings. See “Risk Factors – Risks Related to the Maxeon Business Generally - Changes in international trade policies, tariffs, or trade disputes could significantly and adversely affect our business, revenues, margins, results of operations and cash flows.”
Adverse global economic conditions could have a negative effect on our business, results of operations and financial condition and liquidity.
A general slowdown in the global economy, including a recession, due to inflation, geopolitics, major central bank policy actions including interest rate increases, public health crises, or other factors, or a tightening of the credit markets, could negatively impact our business, financial condition and liquidity. As credit markets become more challenging, customers may be unable or unwilling to obtain financing for the cost of our products, and the parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for our customers, any of which could materially and adversely affect sales of our products and our revenue and growth of our business. See “Risk Factors – Risks Related to Our Operations - Fluctuations in foreign currency exchange rates and interest rates could materially and adversely affect our business and results of operations.” as well as “Risk Factors – Risks Related to Our Operations - We may be unable to successfully implement price increases to offset inflation and, as a result, our businesses and financial position and results of operations could be adversely affected.” Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory. Adverse global economic conditions have from time to time caused or exacerbated significant slowdowns in the industries and markets in which we operate, which may adversely affect our business and results of operations. Macroeconomic weakness and uncertainty also make it more difficult for us to accurately forecast revenue, gross margin and expenses, and may make it more difficult to raise or refinance external financing to fund our operations and capital expenditures.
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

Developments in international trade have the potential to adversely impact our business:

Safeguard measure. The United States has imposed a safeguard measure on imported solar cells, laminates and modules since February 7, 2018. On February 4, 2022, this safeguard measure was extended for four additional years pursuant to Proclamation 10339, based on recommendations by the U.S. International Trade Commission to continue providing relief to U.S. manufacturers. Modules were subjected to a tariff of 14.75% during the first year of the extension (which ran from February 7, 2022 to February 6, 2023), and the tariff rate declined by 0.25% in 2023 and will decline by the same rate in two subsequent years, to a final tariff rate of 14%. Cells are subject to a tariff-rate quota, under which the first 5 GW of cell imports each year are exempt from tariffs; cells imported in excess of the 5 GW quota are subject to the same 14.75% tariff as modules in the first year, with the same 0.25% decline in each of the three subsequent years.

Bifacial modules were initially subject to the safeguard measure, then excluded, then re-covered, then re-excluded pursuant to a November 2021 U.S. Court of International Trade decision. Proclamation 10339 definitively excluded bifacial panels from the safeguard measure with effect from February 7, 2022; that exclusion remains in effect today but is expected to be removed by the President of the U.S. with the result that bifacial modules would face tariffs for some or all of the measure’s remaining 20 months. Proclamation 10339 also directed the Office of the U.S. Trade Representative (“USTR”) to negotiate with Mexico and Canada with a view to exempting them; negotiations have concluded successfully with Canada but have not yet produced a result for Mexico.

For our Performance line, the shipments from Mexico that we are currently making and importing to the United States are bifacial panels and excluded as a result of Proclamation 10339. If the safeguard measure’s coverage of bifacial modules is restored and Mexico does not receive a country exclusion, our Performance line shipments from Mexico will face safeguard tariffs until February 2026. Importation of mono-facial Performance line modules assembled in Mexico, until February 2026, would also be subject to the safeguard measure unless and until Mexico is exempted. Solar cells and modules based on our interdigitated back contact (“IBC”) technology, like our Maxeon 2, Maxeon 3, Maxeon 5, Maxeon 6 and related products, have enjoyed an exclusion from the safeguard measure since September 2018 and remain exempt.

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

Section 301 Tariffs. In 2017, the USTR initiated an investigation under Section 301 of the Trade Act of 1974 into the PRC government’s acts, policies and practices related to technology transfer, intellectual property and innovation. Starting in 2018, the USTR has imposed additional import duties of up to 25% on certain PRC products. Relevant affected products include certain solar power system components and finished products, including those purchased from our suppliers for use in our products and used in our business. The United States and China may continue or even escalate the retaliatory measures implemented during the last six years, and no effort is currently underway to negotiate an agreement that would serve as a basis for rolling back those measures. A statutorily-required review of the Section 301 tariffs recently concluded with an announcement by USTR that the vast majority of the tariffs would remain in place; tariff rates were even raised on some items including solar cells and modules originating in China. The USTR also announced, however, that Section 301 tariffs on the main categories of production equipment needed for U.S. cell-making and module assembly facilities would be paused for 12 months up through May 2025.

New Anti-dumping and Countervailing Duty Cases Focusing on Southeast Asia. On April 24, 2024, a group of domestic producers filed petitions seeking imposition of antidumping and countervailing duties on imports of CSPV cells, whether or not assembled into modules, from Cambodia, Malaysia, Thailand and Vietnam. The U.S. Department of Commerce formally initiated investigations on May 14, 2024, and a preliminary injury determination from the U.S. International Trade Commission is expected by June 7, 2024. Assuming the investigations go forward based on the scope (product coverage) set out in the petitions, Maxeon’s modules assembled in Mexico from cells fabricated in Malaysia would in principle be subject to any resulting cash deposit requirements and eventual definitive duties.

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

The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network or sold to a utility under tariff, depends in large part on the availability and size of government mandates and economic incentives because, at present, the cost of solar power generally exceeds retail electric rates in many locations and wholesale peak power rates in some locations. Incentives and mandates vary by geographic market.Various government bodies in most of the countries where we do business have provided incentives in the form of feed-in tariffs, rebates, and tax credits and other incentives and mandates, such as renewable portfolio standards and net metering, to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. For example, on August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law. The IRA consists of several provisions which aims at improving the climate change crisis, among other things, the IRA appropriates approximately $11.7 billion in total for the Loan Programs Office (“LPO”) to support its existing loan programs and add a new loan program, the Energy Infrastructure Reinvestment Program (section 1706). In addition, the IRA made a 10-year extension of the Investment Tax Credit, allowing a 30% tax exemption of the cost of installed equipment which was instrumental in launching the US solar industry. These various forms of support for solar power are subject to change and are expected in the longer term to decline. Even changes that may be viewed as positive can have negative effects if they result, for example, in delaying purchases that otherwise might have been made before expiration or scheduled reductions in such credits. Governmental decisions regarding the provision of economic incentives often depend on political and economic factors that we cannot predict and that are beyond our control. The reduction, modification or elimination of grid access, government mandates or economic incentives in one or more of our customer markets could materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenue to decline and materially adversely affect our financial results.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electric generation products is heavily influenced by government laws, regulations and policies concerning the electric utility industry globally, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and changes that make solar power less competitive with other power sources could deter investment in the research and development of alternative energy sources, which could in turn result in a significant reduction in the demand for our solar power products. The market for electric generation equipment is also influenced by trade and local content laws, regulations and policies that can discourage growth and competition in the solar industry and create economic barriers to the purchase of solar power products, thus reducing demand for our solar products. In addition, on-grid applications depend on access to the grid, which is also regulated by government entities. We anticipate that our solar power products and their installation will continue to be subject to oversight and regulation in accordance with regulations relating to construction, safety, environmental protection, utility interconnection and metering, trade, and related matters. It is difficult to track the requirements of local jurisdictions and design equipment to comply with the varying standards. For instance, all states in the U.S. regulate investor-owned utility retail electricity pricing. In addition, there are numerous publicly owned utilities and electric cooperatives that establish their own retail electricity pricing through some form of regulation or internal process. These regulations and policies could deter potential customers from purchasing solar power products. Such rate changes can include changing rates to charge lower volume-based rates—the rates charged for KW hours of electricity purchased by a residential customer—while raising unavoidable fixed charges that a homeowner is subject to when they purchase solar energy from third parties, and levying charges on homeowners based on their point of maximum demand during a month (referred to as “demand charge”). These forms of rate design could adversely impact our business by reducing the value of the electricity our solar energy systems produce compared to retail net metering, and reducing any savings customers realize by purchasing our solar power products. The state of California in the U.S. updated its solar net metering policy in April 2023 and the changes have reduced the savings realized from the export of excess solar energy to the grid which has negatively impacted demand for our solar power products in California. In addition to changes in general rates charged to all residential customers, utilities are increasingly seeking solar-specific charges (which may be fixed charges, capacity-based charges, or other rate charges). Any of these changes could materially reduce the demand for our offerings in the U.S. and could limit the number of markets in which our offerings are competitive with electricity provided by the utilities.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to ongoing wars and international conflicts and our business, financial condition and results of operations may be materially adversely affected as a result.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and ongoing war in Ukraine and the Israel-Hamas-Iran conflict and rising tensions between China and Taiwan and the relationship between China and the United States, or other geopolitical uncertainty and instability. The length and impact of these ongoing military conflicts is highly unpredictable. Such geopolitical events, terrorist or other attacks, and war (or threatened war) or international hostilities, may lead to armed conflict or acts of terrorism in other parts of the world, which in turn may contribute to further economic instability in the global financial markets and international commerce. The war in Ukraine and the Israel-Hamas-Iran conflict may lead to further regional and international conflicts or armed action. The conflict in Ukraine has disrupted supply chains, caused instability in the energy markets and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets on a global scale. The war in Ukraine and the Israel-Hamas-Iran conflict continue to cause considerable humanitarian suffering and the continued uncertainty surrounding the outcome of these conflicts may cause a humanitarian crisis and instability in other parts of the world. The United States and the European Union, among other countries, have imposed sanctions against Russia, including sanctions targeting the Russian oil sector, including a prohibition on the import of oil from Russia to the United States. The ongoing war could result in the imposition of further economic sanctions by the United States and the European Union against Russia, with uncertain impacts on the global economy. While much uncertainty remains regarding the global impacts of the war in Ukraine and the Israel-Hamas-Iran conflict, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties, such as our customers and suppliers may be impacted by these conflicts, which could adversely affect our operations. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Risks Related to Our Liquidity

We have received an unqualified opinion that included an explanatory paragraph regarding the Company’s ability to continue as a going concern from our auditors.

We have received an unqualified opinion that included an explanatory paragraph on “going concern” from our independent registered public accounting firm, reflecting substantial doubt about our ability to continue as a going concern. Our consolidated financial statements contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and implement our business plan. If we are unable to achieve or sustain profitability or to secure additional financing on acceptable terms, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. In addition, if we are unsuccessful in raising sufficient capital to support our operations, we may be unable to pay our suppliers and other service providers on time, or at all. If any of our key suppliers and service providers were to cease working with us or subject the delivery of products to timing or payment preconditions, our business activities may be adversely affected, which could have a material adverse effect on our business and operations. Further, the perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

Any such inability to continue as a going concern may result in our stockholders losing their entire investment. There is no guarantee that we will become profitable or secure additional financing on acceptable terms.

Our cash flows have been, and may continue to be, negatively impacted by lower revenue as a result of increasing price competition, loss of a significant customer, as well as the general economic environment, cumulatively resulting in lower margins, among other implications.

During the fiscal year 2023 and continuing through the date hereof, we have seen unfavorable impacts on our working capital requirements due to lower demand for our product and downward pressure in prices, that can be attributed in part to the volatility and disruption caused by the increasing competition as a result of the increase in the global supply of solar cells and panels, termination of our supply agreements with a significant customer, as well as the ongoing wars or conflicts in Ukraine and the Israel-Hamas-Iran conflict. See “Risk Factors – Risks Related to Our Operations - We derive a significant portion of our revenues from our largest customers and are subjected to concentration of credit risk. Any disagreements with our largest customers can impact our revenues and our long-term relationships”. The solar industry in general is volatile, which can be attributed in part to these factors. We also attribute increases in our working capital requirements to our development of new supplier relationships and the preparation and ramp up of new production capacities. As of the date of this report, there is substantial doubt regarding our ability to continue as a going concern. Our working capital needs may be greater than we currently anticipate if sales and associated receipt of cash proceeds are delayed, payment terms to vendors are shorter than anticipated, credit facilities which we rely on for short-term working capital funding are reduced, terminated or not renewed upon expiry, transit times continue to be extended, our costs of supply and logistics continue to increase or if we hold more inventory or buffer stocks or accelerate increases in our manufacturing capacity internally. Any delays in shipment routes caused by geopolitical tensions or other factors, would also lead to more inventory in transit, which may result in delays in delivering our panels on time to customers which would in turn delay the timing of when we would receive payment for our products. See “Risk Factors – Risks Related to our Supply Chain.” Such supply chain disruptions which are beyond our control have and may continue to impact our working capital commitments.

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

For fiscal year 2024, we have planned for capital expenditures mainly relating to the conversion of our legacy Maxeon 3 capacity in the Philippines to Maxeon 7 technology and equipment for manufacture of our Performance line products in Malaysia and Mexico. We are also investing in the development of our next generation Maxeon 8 technology, various programs to enhance our information technology infrastructure and security, preparation for our planned factory in the United States, as well as to support our Beyond the Panel offering.

We have announced plans to deploy a multi-GW factory in the United States to manufacture solar products primarily for the utility-scale power plant market. This investment plan requires significant expenditures and is contingent upon us securing the necessary financing and depends on several factors which are beyond our control, including the approval of our DOE loan guarantee application. There is no assurance that we will be successful in obtaining a final loan guarantee from the DOE. Even if the DOE loan guarantee is approved, we will still have to secure additional financing or otherwise fund these capital expenditures and there is no assurance that we will be able to do so in a timely manner, on favorable terms, or at all. Any additional debt also would need to be permissible under the terms of the indenture for our 7.5% Convertible First Lien Senior Secured Notes due 2027, which limits our ability to incur additional indebtedness. See “—A significant portion of our assets, including our intellectual property that we hold outside of the United States, have been pledged as collateral.” Further, any additional debt would result in increased expenses and collateralization and likely impose new restrictive covenants. As of December 31, 2023, we had incurred $1.5 million in fees in securing the financing and $11.1 million of capital expenditure for this investment plan, which we will not be able to recover if we are unable to secure the necessary financing for this investment plan.

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
As of December 31, 2023, we had $433.6 million of debt outstanding, comprised mainly of $200.0 million outstanding under the Green Convertible Notes, $25.0 million outstanding under the SCB Agreement and $207.0 million under the 2027 Notes. Our debt obligations could have material consequences on our future operations, including:

•restricting our ability to raise capital on terms acceptable to us as we face liquidity challenges reflected also by the unqualified opinion that included an explanatory paragraph regarding the Company’s ability to continue as a going concern from our auditor;
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

Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flows, which, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flows from operations, or that future borrowings will be available to us under our existing or any future debt instruments or otherwise, in an amount sufficient to enable us to meet our payment obligations under our debt obligations and to fund other liquidity needs. In fiscal year 2023, we had a net loss of $275.7 million and there is substantial doubt regarding our ability to continue as a going concern, given that, without securing additional financing, we do not have sufficient funds to meet our working capital requirements and fund our committed and uncommitted critical capital expenditure for the next twelve months. If we are unable to generate sufficient cash flows to service our debt obligations, we may need to refinance or restructure our debt or seek to raise additional capital. There can be no assurance that we will be successful in any refinancing or debt restructuring effort.
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
We may be unable to raise the funds necessary to repurchase the Notes, as applicable, for cash following a fundamental change or pursuant to a mandatory redemption, or to pay any cash amounts due upon conversion.

Holders of our Notes may require us to repurchase their Green Convertible Notes or 2027 Notes, as applicable, following a Fundamental Change (as such term is defined in the indentures governing the Green Convertible Notes or 2027 Notes, as applicable) at a cash repurchase price generally equal to the principal amount of the Green Convertible Notes or 2027 Notes, as applicable to be repurchased, plus accrued and unpaid interest, if any. Furthermore, upon conversion of any Green Convertible Notes or 2027 Notes, as applicable, we will satisfy part or all of our conversion obligation in cash unless we elect to settle conversions solely in Maxeon shares. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase or redeem the Green Convertible Notes or 2027 Notes, as applicable, or pay the cash amounts due upon conversion. Our ability to obtain financing may also be limited by the unqualified opinion that included an explanatory paragraph regarding the Company's ability to continue as a “going concern” which we received from our independent registered public accounting firm. See “Risk factors - Risks Related to Our Liquidity - We have received an unqualified opinion that included an explanatory paragraph regarding the Company's ability to continue as a going concern from our auditors.” In addition, applicable law, regulatory authorities and any new or amendments to existing agreements governing our other indebtedness may restrict our ability to repurchase or redeem the Green Convertible Notes or 2027 Notes, as applicable, when required or to pay the cash amounts due upon conversion. Our failure to repurchase or redeem Green Convertible Notes or 2027 Notes, as applicable, or to pay the cash amounts due upon conversion when required will constitute a default under the indenture governing the Green Convertible Notes or 2027 Notes, as applicable. A default under the indentures or the fundamental change itself could also lead to a default under agreements governing our other indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under our debt agreements.

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
Failure to meet hiring, capital spending and other requirements to utilize tax incentives provided to us in Malaysia and the Philippines, or to avail ourselves of tax incentives or to negotiate new incentives in existing or other jurisdictions, could adversely affect our results.
As part of establishing our corporate headquarters in Singapore, we were awarded certain incentives from Singapore’s Economic Development Board (“EDB”). These include favorable tax treatment and other forms of financial and operational support. Such incentives are contingent on our meeting employee hiring and capital expenditure requirements in Singapore. During fiscal year 2023, after careful consideration, the Company decided not to continue with the tax incentive and to re-negotiate the financial support scheme. The Company is currently undergoing discussions with EDB and does not expect material negative impact to our financials in the event of losing both the tax and financial support programs.
We have benefited from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. The full tax exemption for the third and final five-year tranche of this incentive was reinstated in fiscal year 2023, subject to meeting certain conditions, and will expire on June 30, 2026. If we are ever found noncompliant with our final tranche of incentives by the Malaysia Investment
Development Authority (“MIDA”), we could be subject to the full tax rate for the incentive period, which could materially and adversely impact our business, financial condition and results of operations.
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
In December 2021,the Organization for Economic Cooperation and Development (“OECD”) introduced Base Erosion and Profit Shifting (“BEPS”) Pillar 2 rules that impose a global minimum tax rate of 15%. which was unanimously approved in December 2022. Numerous countries, including European Union member states, have enacted or are expected to enact legislation to be effective January 1, 2024. Singapore is expected to have BEPS Pillar 2 rules effective January 1, 2025. The rules relating to Pillar 2 are broad in scope and we are monitoring the implementation of Pillar 2 legislation in preparation for when such rules come into effect. Due to complexities in applying the legislation, the potential impact on Maxeon’s consolidated financial statements and related disclosures is not yet reasonably estimable.
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
We rely on a limited number of third-party suppliers for certain raw materials and components for our solar cells, panels and power systems, such as polysilicon, silicon wafers, inverters and module material. Costs for raw materials and components required for our solar products have been volatile, as a result of limited polysilicon supply, increase in commodities’ prices globally, for instance of glass, aluminum and copper, the ongoing war in Ukraine and the Israel-Hamas-Iran conflict, which have increased the costs and impacted the overall supply of raw materials and components. Certain extraordinary events have in the past, disrupted also our supply chain and resulted in delays in the delivery of goods, stoppage of delivery and raised prices for the solar industry at large. For example, in September 2021, pursuant to the implementation of a new political strategy adopted in mainland China known as the “dual control of energy consumption policy of China”, local governments initiated control policies on domestic industrial energy consumption. These policies forced numerous factories and plants that produce aluminum, glass, silicon and related materials to cut their productivity dramatically or stop production altogether. This previously unforeseen shortage of power supply in mainland China led to drastically reduced production and significant cost increases of raw materials for the solar industry. See “Risk Factors – Risks Related to our Operations - We depend on HSPV and its affiliates for a portion of our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.” Changes in government trade policies, including with respect to import and export duties, may also increase our costs or reduce availability. If we are unable to mitigate the impacts of our suppliers’ cost increases or supply shortages, we may be unable to manufacture our products, or our products may be available only at a higher cost or after a delay. We may be unsuccessful in achieving higher prices from our customers to compensate for the increased costs, which could have a material and adverse effect on our businesses, financial condition and results of operation.
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
We rely heavily on the services of our key executive officers, and the loss of services of any principal member of our management team could adversely affect our operations. The competition for qualified personnel is intense in our industry. We may not be successful in retaining sufficient numbers of qualified personnel to support our business and anticipated growth. We cannot guarantee that any employee will remain employed with us for any definite period of time since many of our employees, including our key executive officers, serve at-will and may terminate their employment at any time for any reason. In addition, recruiting and retaining qualified personnel for our research and development facility in Silicon Valley is vital to our research and development efforts. There is substantial competition for qualified research personnel, and we may not be able to attract or retain qualified research personnel. Any failure by us to efficiently and effectively recruit and retain key personnel could have an adverse effect on our business, financial condition and results of operations.
We derive a significant portion of our revenues from our largest customers and are subjected to concentration of credit risk. Any disagreements with these customers can impact our revenues and our long-term relationships.
Historically, we have relied on a limited number of customers for a substantial portion of our revenue. Four customers individually accounted for at least 10% of accounts receivable as of December 31, 2023. During fiscal year 2023, other than transactions with SunPower, there was one other customer who had accounted for at least 10% of revenue. The loss of any of these or other large customers, their unilateral termination of the agreement, their inability or unwillingness to perform under their agreements, their default in payment or the attempted renegotiation of any of their agreements, could have a material and adverse effect on our financial results.
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

We agreed to terminate the supply agreements with one of our main customers, and our financial results have and will continue to materially suffer as a result.
The Company has historically relied for a substantial portion of its revenue on one of its main customers, SunPower, which has accounted for 18.3% and 26.7% of our total revenue during fiscal year 2023 and 2022, respectively.
The Company and SunPower entered into a supply agreement on February 14, 2022 (the “2022/2023 Supply Agreement”), pursuant to which we had agreed to supply SunPower with modules based on our IBC technology (the
“IBC Modules”) for use in residential installations in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands, the “Domestic Territory”. On January 5, 2023, the Company and SunPower entered into a Supply Agreement (the “2024/2025 Supply Agreement”) pursuant to which we had agreed to supply SunPower with Maxeon 6 IBC Modules in the Domestic Territory in 2024 and 2025. Following a series of breach notifications by both parties, as a result of voluntary negotiations undertaken by both parties in good faith, on November 13, 2023 we entered into an amendment, settlement and release agreement with SunPower (the “SunPower Settlement Agreement”), pursuant to which, among other things, (i) we agreed to supply SunPower with certain volumes of IBC Modules on a “take or pay” basis under the 2022/2023 Supply Agreement against SunPower’s providing a payment bond to the Company in an amount of not less than $30 million as security for the volumes it has agreed to purchase, (ii) we would be released from the non-circumvention obligations starting January 1, 2024, and (iii) the 2024/2025 Supply Agreement would terminate as of November 13, 2023. Following the completion of deliveries of IBC Modules under the 2022/2023 Supply Agreement and the termination of the 2022/2023 Supply Agreement in accordance with the terms of the SunPower Settlement Agreement on March 31, 2024, SunPower is no longer our most significant customer.
Due to the disputes with this significant customer and the termination of the future obligations with SunPower, our revenues have been and will continue to be materially negatively impacted in the short term. Further, our results of operations in the longer term are expected to be materially impacted until such time as we are able to rebuild customer demand for our products in the United States, if at all.
Fluctuations in the demand for our products have caused and in the future may continue to cause impairment of long-lived assets or cause us to write off equipment or inventory or the pre-mature termination of certain contracts, and each of these events could materially and adversely affect our financial results.
If the demand for our solar products decreases as reflected in the current market environment or as a result of intensifying competition, we may hold excess inventories of our products and we may need to adjust our production and as a result, our manufacturing capacity could be underutilized. We may be required to shorten the useful life of our equipment or record an impairment of our long-lived assets, including facilities and equipment, which would increase our expenses. For example, in light of the current market environment, we are re-engineering our IBC manufacturing capacity and as a result we have and will continue to incur charges, relating to the cancellation of existing purchase orders, accelerated depreciation of certain equipment and severance cost related to the reduction in our global workforce.
If prices or product demand decrease or we fail to forecast demand accurately, we could be required to write off inventory or record excess capacity charges, which could have a negative impact on our gross margin. For example, in light of the current market environment, we have recorded certain inventory adjustments and we have provided reserves to reflect the inventories held at the lower of cost or net realizable value of $30.5 million as of December 31, 2023.
Each of the above events has had and could materially and adversely continue to affect our future financial results.

We have significant global activities and customers, which subject us to additional business risks, including logistical complexity and political instability.
Our sales are made to customers in over 100 countries, and similarly a substantial portion of our supply agreements are with supply and equipment vendors distributed globally. We have solar cell and module production lines located at our manufacturing facilities in Malaysia, Mexico, and the Philippines. We also acquire performance line solar modules from HPSV, which operates in China.
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
•political, social and economic instability, including wars and conflicts, such as the war in Ukraine, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions, as well as natural disasters or outbreaks of disease, such as the COVID-19 pandemic;
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
If we experience interruptions in the operation of our solar cell or module production lines or in the execution of our manufacturing expansion or conversion plans, our revenue and results of operations may be materially and adversely affected.
If our solar cell or module production lines suffer problems that cause downtime, or our manufacturing expansion or conversion plans encounter delays or difficulties in execution, we would be unable to meet our production or capacity expansion targets, which could materially and adversely affect our business. For example, in order to expand our capacity to produce Performance line shingled module technology for use in the United States market, aimed at large-scale commercial and utility-scale power plant markets, we expanded our Malaysia cell manufacturing facility and upgraded our assembly facility in Mexico. We experienced certain delays in our projected production schedule causing delays in delivery of volumes which we were contractually committed to deliver, including to our customer, Danish Fields Solar LLC (“Danish Fields”). In September 2023, we entered into an Abatement and Amendment Agreement with Danish Fields (the “Abatement and Amendment Agreement”) to amend certain terms of the order request executed in November 2021, including delivery schedule, utilization of the prepayment and abatement conditions for the liquidated damages claim by Danish Fields for the delay in the original schedule. The delivery was completed subsequent to the guaranteed delivery date in the Abatement and Amendment Agreement and we recorded liquidated damages of $7.6 million in connection to our contractual obligation to Danish Fields.
To the extent we are further delayed in our projected production schedule, or fail to achieve our projected production volumes, or fail to renegotiate with customers on revised delivery schedules, we may suffer significant liquidated damages for the volumes we have contractually committed, face additional risks resulting from our failure to meet customers’ demand. Delays in the ramp up of our production capacity may also delay or prevent us from achieving our target cost reductions.
We regularly assess our manufacturing capacities, and our plans to retrofit or deploy our manufacturing capacities include a number of risks which may hinder the success of these efforts.
The Company plans to retrofit the existing lines for the conversion of our legacy Maxeon 3 capacity to the manufacturing of Maxeon 7 products, instead of adding incremental Maxeon 7 capacity at one of our Philippines cell manufacturing facilities that is currently not in use. We are currently in the process of making the necessary preparations for these capacity conversions and have reserved a portion of our 2024 planned capex for the retrofit of existing lines in connection with manufacturing of Maxeon 7 products. We are planning to deploy a multi-GW factory in the United States to manufacture solar products for the utility-scale power plant markets, contingent upon us securing the necessary funding and a number of other factors beyond our control. To the extent we are delayed in our projected production schedule, or if we fail to achieve our projected production volumes, or if we are unable to secure the necessary funding, our plans for the manufacturing of Maxeon 7 products or expansion into the United States market may be significantly impaired.

The success of our manufacturing operations and execution of our manufacturing expansion and/or conversion plans are subject to significant risks including:
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
•impacts that may arise from, and actions taken in response to, natural disasters, epidemics or pandemics, including the temporary idling of our solar cell and module production lines located at our manufacturing facilities in Malaysia, Mexico and the Philippines, and the facilities of HSPV in China;
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
Any of these or similar difficulties may unexpectedly delay or increase costs of our supply of solar cells or costs of execution of our manufacturing expansion and/or conversion plans or delay or prevent us from achieving target cost reductions.

A disruption in our supply chain for silicon wafers could interrupt or impair our ability to manufacture solar cells and modules, including for the United States market, and could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.

A key raw material used in our solar cell and module production process is polysilicon. Xinjiang is the source of a significant percentage of the world’s supply of polysilicon; however, laws have been enacted or proposed in the United States and certain other countries which effectively prohibit imports of any goods made in, or incorporating material made in, Xinjiang, including for example, the Uyghur Forced Labor Prevention Act which went into effect in the United States on June 21, 2022.

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

The Company purchases silicon wafers for use in the manufacture of its solar cells and modules. See “Item 7.B. Related Party Transactions – Agreements with TZE–- Silicon Wafer Master Supply Agreement.” The Company is committed to maintaining compliance with all applicable laws and regulations and hence it is limited to working with third party suppliers of silicon wafers made from polysilicon sourced outside of Xinjiang and not otherwise made with inputs from forced labor.

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
We have significant sales globally, and we are exposed to movements in foreign exchange rates, primarily related to sales to European customers that are denominated in Euros. Depreciation of the Euro would adversely affect our margins on sales to European customers. In addition, we have manufacturing operations in Malaysia, Mexico and the Philippines, and are subject to the risks of the respective currency fluctuations of these countries as we purchase supplies and incur other operational expenses in local currencies. We also purchase Performance line solar panels from HSPV in China for which the expenses are denominated in currencies other than the U.S. dollar. When foreign currencies appreciate against the dollar, inventories and expenses denominated in foreign currencies become more expensive. An increase in the value of the dollar relative to foreign currencies could make our solar power products more expensive for international customers, thus potentially leading to a reduction in demand, and impacting our sales and profitability. As a result, substantial unfavorable changes in foreign currency exchange rates could have a material and adverse effect on our financial condition and results of operations. Although we seek to reduce our currency exposure by engaging in hedging transactions where we deem it appropriate, we do not know whether our efforts will be successful. Because we hedge some of our expected future foreign exchange exposure, if associated revenues do not materialize, we could experience losses. In addition, any break-up of the Eurozone could disrupt our sales and supply chain, expose us to financial counterparty risk, and materially and adversely affect our results of operations and financial condition.
We are exposed to interest rate risk because many of our customers depend on debt financing to purchase our solar power systems. Additionally, due to recent increases in inflation, certain governmental authorities responsible for administering monetary policy have recently increased, and are likely to continue to increase, applicable central bank interest rates. For example, U.S. Federal Reserve raised various interest rates during 2022 and 2023 including US Federal Reserve Interest on Reserve Balances to 5.4 percent effective December 14, 2023. An increase in the benchmark rate would result in an increase in market interest rates. An increase in interest rates has made and could in the future make it difficult for our customers to obtain the financing necessary to purchase our solar power systems on favorable terms, or at all, and thus has lowered and may in the future lower demand for our solar power products, reduce revenue and adversely affect our operating results. An increase in interest rates could lower a customer’s return on investment in a system or make alternative investments more attractive relative to solar power systems, which, in each case, could cause our customers to seek alternative investments that promise higher returns or demand higher returns from our solar power systems, which could reduce our revenue and gross margin and adversely affect our operating results. Our interest expense would increase to the extent interest rates rise in connection with our variable interest rate borrowings. If in the future we have a need for significant borrowings and interest rates increase, our cost of capital would increase which may lower our margins. Conversely, lower interest rates have an adverse impact on our interest income.
We are unable to successfully implement price increases to offset inflation and, as a result, our businesses and financial position and results of operations could be adversely affected.
We have experienced rising inflationary pressures since 2021. Cost inflation, including increases in ocean container rates, raw material prices, labor rates, energy and domestic transportation costs threaten to impact our profitability and our ability to recover these cost increases through price increases may continue to lag, resulting in downward pressure on our margins. To date, our cost of revenue for our solar power products has been negatively impacted by the increase in cost of certain raw materials such as glass, silicon, and aluminum. Certain of our supply agreements include an indexed pricing provision that tracks five production commodities: polysilicon, aluminum, glass, transpacific container freight, and crude oil (the “indexed pricing provision”). Under this contractual provision, the final price paid for the modules may be adjusted if actual commodities’ prices as published in the identified indices on the first calendar day of the prior quarter differ from agreed baseline values. Subject to an agreed allowance for any commodity price fluctuations, the negative impact to our cost of revenue by cost inflation would be reduced as higher commodity pricing will require the final module price to be adjusted higher; while lower commodity pricing will require a discount to the final module price. We and our counterparties to these supply agreements have the right to elect to terminate the supply agreement for convenience without penalty or damages if the adjustments to the module price exceed an agreed threshold. We will only be able to realize the benefits of this indexed pricing provision if our costs for the raw materials track the values of such commodities in the identified indices closely. If we incur costs for raw materials that significantly exceed the values of the commodities in the identified indices, we may not be able to recover our costs to the extent that they exceed such values in the identified indices. There can be no assurance that in circumstances where adjustments to the module price exceed an agreed threshold, we will be willing or able to reach an agreement on pricing with our counterparty and avoid termination of the supply agreement. Should any of these supply agreements be terminated, our businesses and financial position and results of operations could be adversely affected.
Any price increases we undertake are also limited by the selling prices of our competitors and market pricing for solar power products generally, and as our selling prices are currently already higher than a number of our competitors, it would be challenging to further increase our pricing whilst still maintaining our competitiveness. For example, due to various industry factors and economic conditions that affected demand from the second half of 2023 onwards, including increased competition and over-supply, we are currently unable to increase our pricing. Any attempts to offset cost increases with price increases may also result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation. Conversely, while any increase in electricity rates as a result of inflationary pressures could cause our products to become more competitive by comparison, there is no assurance that this will result in a corresponding positive impact on our revenue.
We depend on HSPV and its affiliates for a portion of our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.

We rely upon HSPV, our former joint venture entity, for a portion of our Performance line modules. HSPV was our joint-venture with TZE until April 26, 2024 when we divested all of our equity interest through a sale to TZE and granted a non-exclusive and non-transferable intellectual property license to enable HSPV, to develop, manufacture and sell large scale P-Series solar modules worldwide (other than in the United States) and to develop and manufacture rooftop size P-Series solar modules (“DG Products”) exclusively for Maxeon to sell worldwide. HSPV operates as a standalone entity and we have limited oversight and control over its assembly and testing capacity, delivery schedules, quality assurance, manufacturing yields and production costs. With a single supply source other than our own production, we are more exposed to risks relating to costs, quality control and supply chain management than if we sourced from multiple suppliers. If the operations of HSPV were disrupted or its financial stability impaired, or if it was unable or unwilling to devote supply to us in a timely manner, or at competitive prices, our costs could be impacted and our business could suffer. For example, in 2023, while HSPV was still our joint venture, the oversupply of solar panels in the solar industry resulted in a fall in prices across the industry, however as the prices which we paid HSPV for Performance line modules did not fall at the same rate, this had a material and adverse effect on our financial condition and results of operation. We also risk customer delays resulting from an inability to move module production to an alternate provider if the operations of HSPV are impaired, and it may not be possible to obtain sufficient capacity or comparable production costs at another facility in a timely manner. In addition, migrating our design methodology to third-party contract manufacturers or to a captive panel assembly facility could involve increased costs, resources and development time, and utilizing third-party contract manufacturers could expose us to further risk of losing control over our intellectual property and the quality of our solar panels. Any reduction in the supply of solar panels could impair our revenue by significantly delaying our ability to ship products and potentially damage our relationships with new and existing customers, any of which could have a material and adverse effect on our financial condition and results of operation.

Our manufacturing facilities, as well as the facilities of certain subcontractors and suppliers, including HSPV, are located in regions that are subject to epidemic or pandemic events, earthquakes, floods, and other natural disasters, and climate change and climate change regulation that could have an adverse effect on our operations and financial results.

Our manufacturing facilities are located in Malaysia, Mexico and the Philippines, and HSPV, our former joint venture entity which operates in China, supplies us with Performance line solar modules. Any significant epidemic or pandemic, earthquake, flood, or other natural disaster in these countries or countries where our suppliers are located could materially disrupt our operations and/or our production capabilities, could result in damage or destruction of all or a portion of our facilities or HSPV’s facilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our products and services. For example, as a result of the COVID-19 pandemic, we experienced a number of disruptions in our operations and supply chain, as well as forced closures and evacuations impacting our employees due to the ash and debris from volcanic activity at the Taal Volcano in the Philippines in January 2020.

In addition, legislators, regulators, and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce green-house gas emissions. Further regulation could be forthcoming with respect to green-house gas emissions. For example, the U.S. Securities and Exchange Commission (the “SEC”) adopted climate change disclosure rules that, would impact disclosures U.S. publicly listed companies would have to make with respect to their green-house gas emissions, depending on the outcome of current pending litigation against these new rules, which the SEC at the moment has voluntarily stayed. Such regulations could result in regulatory or product standard requirements for our global business, including our manufacturing operations or HSPV’s operations. Furthermore, the potential physical impacts of climate change on our or HSPV’s operations may include changes in weather patterns (including floods, tsunamis, drought and rainfall levels), water availability, storm patterns and intensities, and temperature levels. These potential physical effects may materially and adversely affect the cost, production, sales and financial performance of our operations.
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

We have announced an investigation into claims, and have filed and may file future claims, against other parties for infringing our intellectual property that may be very costly and may not be resolved in our favor.
To protect our intellectual property rights and to maintain our competitive advantage, we have filed and may file in the future, or we may otherwise pursue the investigation of, claims related to parties who we believe infringe or misappropriate our intellectual property, including our patents. Investigations, claims, and negotiations may not be successful and may not result in advantageous outcomes. Intellectual property investigations and related litigation can be very expensive, unpredictable and time consuming, could divert management’s attention from our business, and could have a material adverse effect on our business, operating results, or financial condition. Further, these efforts may not be successful and may not result in preventing alleged infringing activities or monetizing our intellectual property. A court action may not result in anticipated outcomes, such as a finding of infringement by a third party or award of damages. The validity of one or more of our patents may also be challenged, and we may not be successful in maintaining the validity of such patents. Our participation in intellectual property enforcement and related actions may negatively impact our financial results or ability to engage with suppliers, vendors and/ or customers to the extent we are perceived as litigious.
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
Although we substantially rely on trade secret laws and contractual restrictions to protect the technology in the solar products we currently manufacture and market, our success and ability to compete in the future may also depend to a significant degree upon obtaining patent protection for our proprietary technology and successfully enforcing our patents. We currently own multiple patents and patent applications which cover aspects of the technology in the solar cells and solar panels that we currently manufacture and market. We intend to continue to seek patent protection for those aspects of our technology, designs, and processes that we believe provide significant competitive advantages.
Our patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek or we may have to amend patent applications due to newly discovered prior art. In addition, any issued patents may be challenged, invalidated, or declared unenforceable. Our efforts of enforcing our patents may be unsuccessful as patent litigation is not only highly unpredictable but also expensive. We may not be able to secure suitable evidence of infringement and we may not have suitable patent coverage in each jurisdiction of interest. Even if we obtain an award of damages for infringement by a third party, such award could prove insufficient to compensate for all damages incurred as a result of such infringement, and we may not be able to secure an injunction to prevent the third party from continuing such infringement.

The term of any issued patent is generally 20 years from its earliest filing date and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may issue. Our present and future patents may provide only limited protection for our technology and may be insufficient to provide competitive advantages. For example, competitors could develop similar or more advantageous technologies on their own or design around our patents. Also, patent protection in certain non-U.S. countries may not be available or may be limited in scope and any patents obtained may not be readily enforceable because of insufficient judicial effectiveness or evidence gathering, making it difficult for us to aggressively protect our intellectual property from misuse or infringement by other companies in these countries. Our inability to obtain and enforce our intellectual property rights in some countries may harm our business. In addition, given the costs of obtaining a patent, we may choose not to protect certain innovations in general or in specific geographies that later turn out to be important.
We may not be able to prevent others from using trademarks in connection with their solar power products, which could adversely affect the market recognition of our name and our revenue, profits and cash flows.
We hold registered trademarks for MAXEON, SUNPOWER, SOLARIA, and other marks in certain countries, including, in the case of MAXEON, the United States. We have not registered, and may not be able to register, trademarks in important or valuable countries. In jurisdictions where we are unable to obtain or have not tried to obtain registrations, others may sell or advertise products (or engage in other activities) using trademarks or brands that compromise, mimic, copy, incorporate or are similar to our trademarks or brands, which could lead to customer confusion and impact our business. In addition, if there are jurisdictions where another proprietor has already established trademark rights that conflict with our rights, interests or activities, then we may face trademark disputes and we may have to market our products with other trademarks or without our existing brands or trademarks, which may undermine our marketing efforts. In addition, we may have difficulty in establishing strong brand recognition with consumers if others use similar marks for similar products.
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

Our business requires us to use, store, and share with certain third parties with whom we conduct business certain confidential and proprietary information, intellectual property, commercial banking information, information and personal data concerning customers, end users, employees, and business partners, and corporate information concerning internal processes and business functions. Malicious attacks to gain access to such information affects many companies across various industries, including ours.

In many instances, we use encryption and authentication technologies to secure the transmission and storage of data, and multi-factor authentication to access certain systems. These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularity or malicious effort, and result in persons obtaining unauthorized access to our data and third party data stored in our system.

We devote resources to network security, data encryption, access control, and other security measures to protect our systems and data, but these security measures cannot provide absolute security. Cybersecurity threats are dynamic, evolving, and increasing in sophistication, magnitude, and frequency, there can be no assurance that such procedures and measures will be successful or sufficient to prevent security breaches from occurring. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, target end users through phishing, social engineering, and other malicious techniques, and/or may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventative measures. As a result, although not material, we have experienced breaches of our systems in the past, and we may experience a breach of our systems in the future that reduces our ability to protect sensitive and confidential data. In addition, hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities or the systems or facilities of third parties with whom we conduct business through fraud, trickery or other forms of deceiving team members, contractors and temporary staff. If we or a third party with whom we conduct business experience, or are perceived to have experienced, a significant data security breach, fail to detect and appropriately respond to a significant data security breach, or fail to implement disclosure controls and procedures that provide for timely disclosure of data security breaches deemed material to our business, including corrections or updates to previous disclosures, we could be exposed to a risk of loss, increased insurance costs, remediation and prospective prevention costs, damage to our reputation and brand, litigation and possible liability, or government enforcement actions, any of which could detrimentally affect our business, results of operations, and financial condition. Furthermore, cybersecurity breaches may expose us to a risk of loss or misuse of confidential and proprietary information. Such theft, loss or fraudulent use of information, or other unauthorized disclosure of personal or sensitive data, may lead to high costs to notify and protect the impacted persons. It could also subject us to litigation, losses, liability, fines, or penalties, any of which could materially and adversely affect our results of operations and reputation. In addition, our costs to adequately counter the risk of cyber-attacks and to comply with contractual and/or regulatory compliance requirements may increase significantly in the future.
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
As of December 31, 2023, TotalEnergies and its affiliates own approximately 14.8% of the voting power of outstanding Maxeon shares and TZE owns approximately 22.8% of the voting power of outstanding Maxeon shares. At their current shareholding, TotalEnergies and TZE possess significant influence and control over our affairs. On August 17, 2022, we issued our 2027 Notes, all of which were initially purchased by TZE. To the extent TZE converts the 2027 Notes held by it into Maxeon shares, then its voting power of the outstanding Maxeon shares, and its already significant influence over our affairs, in particular, will increase. TotalEnergies and/or TZE may have different interests than other Maxeon shareholders on matters which may affect our operational and financial decisions. As long as each of TotalEnergies and TZE own a significant percentage of our shares, the ability of our other shareholders to influence matters requiring shareholder approval will be limited. On May 19, 2023, TotalEnergies sold 1,870,000 of its ordinary shares as part of an underwritten public offering by the Company, following its November 1, 2022 Schedule 13D/A filing indicating that they classified the Maxeon shares as “held-for-sale” for financial reporting purposes based on, among other things, TotalEnergies’ management’s plan to sell such shares in one or more transactions within twelve months of the issuance of the financial statements of the TotalEnergies group (the “TotalEnergies’ Future Share Divestment”). In the event that TotalEnergies elects to sell its remaining shares to a single purchaser, that purchaser would possess similarly significant influence and control over our affairs. Among other things, TotalEnergies and/or TZE’s influence could delay, defer or prevent a sale of Maxeon that other shareholders support, or, conversely, this influence could result in the consummation of such a transaction that other shareholders do not support. This concentrated influence could discourage potential investors from seeking to acquire Maxeon shares and, as a result, might harm the market price of Maxeon shares.
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
In the future, we may issue additional shares in connection with capital markets transactions, acquisitions or otherwise. For instance, the board of directors of Maxeon (the “Board of Directors,” “Maxeon Board” or the “Board”) approved recently an increase in the number of shares issuable under the 2020 Omnibus Incentive Plan (the"2020 Plan”), and, in May 2023, we sold 5,620,000 ordinary shares at $28.00 per share in an underwritten public offering and pursuant to the 2023 TZE Private Placement (as defined under “Item 4.A. History and Development of the Company”), we sold to TZE 1,500,000 ordinary shares at $28.00 per share. See “Note 1. Background and Basis of Presentation - Background.”
The conversion of some or all of the Notes will dilute the ownership interests of existing shareholders. In particular, to the extent that Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZE SG”), a subsidiary of TZE, continues to hold all or a portion of the 2027 Notes, upon the conversion of such notes, TZE SG may receive additional Maxeon shares pursuant to the terms of 2027 Notes thereby increasing its ownership interests and voting power, which will consequently dilute the ownership interests of other, existing shareholders. See “—TotalEnergies’s and TZE’s significant ownership of our shares may adversely affect the liquidity and value of our shares.” Additionally, in connection with the Green Convertible Notes, Maxeon granted to TZE SG an option to purchase an amount of Maxeon shares that would allow TZE SG to maintain its percentage ownership of outstanding Maxeon shares following any conversion of the Green Convertible Notes as compared to its percentage ownership existing immediately prior to any such conversion. See “Item 7.B. Related Party Transactions—Dilution Protection Agreement.” Any sales in the public market of the shares issuable upon conversion of the Notes could adversely affect prevailing market prices of our shares. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Green Convertible Notes and/ or the 2027 Notes could depress the price of our shares.

Furthermore, the Compensation Committee of the Maxeon Board (the “Compensation Committee”) has and it is anticipated that it will continue to grant equity awards to our employees and directors, from time to time, under our employee benefits plans. These additional awards have and will continue to have a dilutive effect on our earnings per share, which could adversely affect the market price of our shares.
The effect of the Physical Delivery Forward and Prepaid Forward, which were entered into in connection with the issuance of our Green Convertible Notes, may affect the value of Maxeon shares and may result in unexpected market activity in Maxeon shares.
In connection with the issuance of the Green Convertible Notes, we entered into the Physical Delivery Forward with a Physical Delivery Forward Counterparty with respect to the Physical Delivery Maxeon Shares (each defined under “Note 11. Debt and Credit Sources” to our consolidated financial statements). Pursuant to the Physical Delivery Forward, the Physical Delivery Forward Counterparty agreed to deliver such Physical Delivery Maxeon Shares to us or a third-party trustee designated by us for no consideration at or around the maturity of the Green Convertible Notes. The delivery of such Physical Delivery Maxeon Shares is subject to the conditions set forth in the agreements governing the Physical Delivery Forward, including receipt of required shareholder approvals on an annual basis and subject under Singapore law to an aggregate limit of 20% as of the date of the annual shareholder purchase approval (calculated together with the number of ordinary shares to be purchased in connection with the Prepaid Forward).
In connection with the issuance of the Green Convertible Notes, we entered into the Prepaid Forward with an affiliate of one of the initial purchasers, pursuant to which we will repurchase 2.5 million Maxeon shares, subject to the conditions set forth in the agreements governing the Prepaid Forward, including receipt of required shareholder approvals on an annual basis. Under the terms of the Prepaid Forward, the Prepaid Forward Counterparty (as defined under “Note 11. Debt and Credit Sources” to our consolidated financial statements) will be obligated to deliver the number of Maxeon shares underlying the transaction to us, or pay cash to the extent we fail to provide to Prepaid Forward Counterparty evidence of a valid shareholder authorization, on or shortly after the maturity date of the Green Convertible Notes, subject to the ability of the Prepaid Forward Counterparty to elect to settle all or a portion of the transaction early.
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
For the foreseeable future, we intend to retain any earnings to finance the development of our business, and we do not anticipate paying any cash dividends on our shares, and no assurance can be given that we will pay or declare dividends in the future. The Maxeon Board may, in its discretion, recommend the payment of a dividend in respect of a given fiscal year. However, the declaration, timing, and amount of any dividends to be paid by us will be subject to the approval of our shareholders at the relevant Annual General Meeting of shareholders. The determination of the Maxeon Board as to whether to recommend a dividend and the approval of any such proposed dividend by our shareholders, will depend upon many factors, including our financial condition, earnings, corporate strategy, capital requirements of our operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Maxeon Board and shareholders. See “Item 10.B. Memorandum and Articles of Association—Dividends” for more information.
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
The market price for Maxeon shares has been highly volatile and subject to wide fluctuations. During the period from August 26, 2020, the first day on which Maxeon shares were listed on NASDAQ, until December 31, 2023, the market price of Maxeon shares ranged from $3.91 to $57.97 per share. As of May 21, 2024, Maxeon shares closed at $2.71/share. The market price of Maxeon shares may continue to be volatile and subject to wide fluctuations in response to a wide variety of factors, including the factors discussed in this risk factors section and the following:

•our ability to successfully execute on our financing plans to provide the necessary liquidity for us to operate as a going concern;

•our ability to successfully implement our restructuring plans;

•our ability to replace the revenue we would have generated under the 2022/ 2023 Supply Agreement and 2024/ 2025 Supply Agreement with SunPower, which agreements have been terminated;

•announcements of new products by us or our competitors;
•news regarding any gain or loss of customers by us;
•news regarding recruitment or loss of key personnel by us or our competitors;
•announcements of competitive developments, acquisitions or strategic alliances in our industry;
•the operating and stock price performance of other companies, other industries and other events or factors beyond our control;
•the impacts of the ongoing conflicts and geopolitical issues on us and the national and global economies;
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

•market perception of our response to challenging economic and market environment;

•sales or perceived sales of additional shares or Notes;

•commencement of, or our involvement in, litigation;

•speculative trading practices by certain market participants;

•actual or purported “short squeeze” trading activity;

•trading of our shares, which can have an outsized impact on our stock price given the limited public float;

•fluctuations in the exchange rates;

•persistent or rising inflation;

•high or rising interest rates;

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
In addition, the stock market in general, and NASDAQ and the securities of technology companies and solar companies in particular, have experienced severe price and volume fluctuations. These trading prices and valuations, including our own market valuation and those of companies in our industry generally, may not be sustainable. These broad market and industry factors may decrease the market price of our shares, regardless of our actual operating performance. Because the Notes are convertible into our shares (and/or cash equivalent to the value of our shares), volatility or depressed share prices could have a similar effect on the trading price of the Notes.
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

Since the consummation of the Spin-off, we have been reporting under the Exchange Act as a non-U.S. company as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. In addition, as a foreign private issuer, we are also entitled to rely on exceptions from certain corporate governance requirements of the NASDAQ.
As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted to, and follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements applicable to domestic issuers.
As a foreign private issuer, we are permitted to, and follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements. Following our home country corporate governance requirements, as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ, may provide less protection than is afforded to investors under the Nasdaq Listing Rules applicable to domestic issuers.
In particular, we follow home country requirements instead of NASDAQ requirements otherwise applicable to U.S. companies regarding:
•Nasdaq’s requirement that a majority of the Maxeon Board be “independent” as defined by the Nasdaq Listing Rules. However, the Singapore Companies Act does not impose a similar requirement on a company.
•Nasdaq’s requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. The requirement for a quorum under the Singapore Companies Act is two members of the company personally present so far as the constitution of a company does not make other provision in that behalf. Our Constitution similarly provides that two members of Maxeon present in person (and includes a person attending as a proxy or as representing a corporation which is a member) shall constitute a quorum for a general meeting.
•Nasdaq’s requirement that all members of our Compensation Committee be “independent” as defined in the Nasdaq Listing Rules. While the Maxeon Board has established a Compensation Committee, the Singapore Companies Act does not require us to maintain such a committee and does not require a majority of such committee to be independent directors. Similarly, Singapore law does not require that we disclose information regarding third-party compensation of our directors or director nominees.
•Nasdaq’s requirement the nominating committee of our Board (the “Nominating and Corporate Governance Committee”) be “independent” as defined in the Nasdaq Listing Rules. The Singapore Companies Act does not require a nominating and corporate governance committee to be comprised entirely of independent directors, and nominations of persons for election to the Maxeon Board will be recommended by our Nominating and Corporate Governance Committee whose members are not all independent directors as defined by the Nasdaq Listing Rules.
•NASDAQ’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Under the Singapore Companies Act, new shares may be issued only with the prior approval of our shareholders in a general meeting. Approval, if granted, shall continue in force until the earlier of:
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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NASDAQ on which Maxeon shares are traded and other applicable securities rules and regulations. The SEC and other regulators have and continue to propose and adopt new rules and regulations and make additional changes to existing regulations that require our compliance. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate. For example, on July 26, 2023, the SEC adopted rules on Cybersecurity Risk Management, Strategy, Governance and Incident Disclosure by Public Companies and on March 6, 2024, the SEC adopted climate-related disclosure rules that would require registrants to include certain climate-related disclosures in their registration statements and periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial information in a note to their audited financial statements. Depending on the outcome of pending litigation against the climate rules which the SEC has for the moment voluntarily stayed, we anticipate that we will incur considerable costs and expenses associated with complying with the climate-related disclosure rules, as well as the new cyber disclosure rules and other rules and regulations implemented by the SEC and the NASDAQ, particularly if we no longer qualify as a “foreign private issuer.” We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, while also diverting some of management’s time and attention from revenue-generating activities. Furthermore, these rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our board committees or as executive officers. If we fail to comply with these rules and regulations, we could be subject to a number of penalties, including the delisting of our Maxeon shares, fines, sanctions or other regulatory action or civil litigation.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our shares.
Based upon, among other things, the nature of our business, the current and anticipated valuation of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2023 and we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will generally be a PFIC for any taxable year if either (i) at least 75.0% of its gross income for such year is passive income or (ii) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our shares, fluctuations in the market price of the shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. federal income tax implications, see “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”
While we believe we currently have effective internal control over financial reporting, we may identify a material weakness in our internal control over financial reporting that could cause investors to lose confidence in the reliability of our financial statements and result in a decrease in the value of our shares.
Our management is responsible for maintaining internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. They are also responsible, in accordance with the Singapore Companies Act, for keeping accounting and other records that will sufficiently explain the transactions and financial position of Maxeon, establishing true and fair financial statements to be prepared from time to time and maintaining that records be kept in such manner as to enable them to be conveniently and properly audited. We need to continuously maintain our internal control processes and systems and adapt them as our business grows and changes. This process is expensive, time-consuming, and requires significant management attention. Furthermore, as we grow our business, our internal controls may become more complex and we may require significantly more resources to ensure they remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm identify material weaknesses in our internal controls, the disclosure of that fact, even if quickly remedied, may cause investors to lose confidence in our financial statements and the trading price of our shares may decline.
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

We are supplied with certain of our Performance line solar modules through HSPV in China. The corporate governance and business activities of HSPV are subject to the general PRC company law and contract law, respectively.
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
Even though, currently, we and HSPV are not subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data, these laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities. For example, the Cybersecurity Law, the Cybersecurity Review Measures and the PRC’s Data Security Law impose regulations, review and conditions on the storage, security, purchase, collection and use of personal information and important data collected and generated by a critical information infrastructure operator (“CIIO”) in the course of its operations in China, including on the purchase of data affecting national security. While we believe our business and the business of HSPV do not currently include the type of activities subject to this regulation, uncertainty remains about the final content of these and other regulations, interpretation and implementation, and various other implications. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us and HSPV.
We conduct limited operations in China with about 43 employees as of December 31, 2023, and participated in panel manufacturing operations through HSPV, which was our joint-venture with TZE until April 26, 2024 when we entered into an equity transfer agreement with TZE to sell all of our equity interest in the joint venture to TZE, and generated revenues from sales in China of $16.3 million for the fiscal year ended December 31, 2023, which represents 1.4% of our total revenue for the period. On April 26, 2024, we entered into the 2024 HSPV Master Supply Agreement (as defined below) pursuant to which HSPV and its affiliates will supply us with Performance line solar modules that meet certain criteria. There is a risk that the PRC government may intervene or negatively influence HSPV’s operations at any time. While we believe that the recent statements or regulatory actions by the relevant organs of the PRC government, including statements relating to the PRC Data Security Law, the PRC Personal Information Protection Law, guidance related to capital raising outside of the PRC through VIEs as well as the anti-monopoly enforcement actions, should not have any material adverse impact on HSPV’s ability to conduct its existing business operations, there is no guarantee that this will continue to be the case or that the PRC government will not seek to intervene or negatively influence the operations of HSPV at any time. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations. We cannot predict the extent of such impact if such events were to occur.

Changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect our competitive position.
We used to conduct operations in China through our participation in panel manufacturing operations through HSPV, our former joint venture in China with TZE. A portion of our sales are made in China and for the fiscal year ended December 31, 2023, our revenue generated from sales in China was $16.3 million, representing 1.4% of our total revenue for period. On April 26, 2024, we entered into an equity transfer agreement with TZE to sell all of our equity interest in HSPV to TZE and entered into a supply agreement with HSPV for the supply of Performance line solar modules as well as granted to a subsidiary of TZE, a non-exclusive, non-transferable intellectual property licensing agreement for the development and manufacture of Performance line solar modules.
Accordingly, our business, financial condition, results of operations and prospects may be affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:
•the level of government involvement;
•the level of development;
•the growth rate;
•the control of foreign exchange; and
•the allocation of resources.
While the PRC economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on HSPV or us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government, including at both the national and local levels, has exercised and continues to exercise substantial control over virtually every sector of the PRC economy via regulation and state ownership. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy,limiting financing options of private businesses, controlling energy consumption and providing preferential treatment to particular industries or companies. For example, during the COVID-19 pandemic, the PRC Government implemented stringent containment measures in an effort to control the outbreak in line with its “Dynamic Zero-COVID” policy, which were subsequently relaxed and these changes in implementation of the PRC Government’s “Dynamic Zero-COVID” policy caused fluctuations of labor due to infections and previously, travel and other restrictions and shipment delays due to transportation interruptions. See “We depend on HSPV and its affiliates for our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.”
Future governmental actions, including any decision not to continue to support recent economic reforms and/or to return to a more centrally planned economy, regional or local variations in the implementation of such economic policies, or new, stricter regulations or interpretations of existing regulations could significantly affect economic conditions in China and materially impair HSPV’s ability to conduct panel manufacturing within China, which could have a material adverse effect on our supply of Performance line solar modules and our results of operations. We cannot predict whether changes in China’s political, economic and social conditions, laws, regulations and policies will have any material adverse effect on our current or future business, financial condition and results of operations.

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

Other jurisdictions have also been enacting similar legislation, or are in the process of doing so. For instance, Germany’s Supply Chain Due Diligence Act forbidding forced labor in supply chains went into effect on January 1, 2023. The European Union and Australia both have legislative initiatives to ban importation of goods produced with forced labor underway.

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

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. In making a determination as to enforceability of a foreign judgment, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our directors and officers. The Singapore courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be conclusively made by a Singapore court in a reported decision. Accordingly, it may be difficult for investors to enforce against us, our directors or our officers in Singapore, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.
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
The Singapore Code on Take-overs and Mergers (the “Singapore Take-overs Code”) and Sections 138, 139 and 140 of the Securities and Futures Act 2001 of Singapore contain certain provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of S$5.0 million or more. Any person acquiring shares, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert (as defined in the Singapore Take-over Code) with such person, in 30% or more of the voting rights of our company, or, if such person holds, either on his own or together with parties acting in concert with such person, not less than 30% but not more than 50% (both inclusive) of the voting rights of our company, and such person (or parties acting in concert with such person) acquires additional shares carrying more than 1% of the voting rights of our company in any six-month period, must, except with the consent of the Securities Industry Council of Singapore, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-overs Code.
On January 30, 2020, the Securities Industry Council of Singapore waived the application of the Singapore Take-overs Code to us, subject to certain conditions. Pursuant to the waiver, for as long as we are not listed on a securities exchange in Singapore, and except in the case of a tender offer (within the meaning of U.S. securities laws) where the Tier 1 Exemption set forth in Rule 14d-1(c) under the Exchange Act (the “Tier 1 Exemption”) is available and the offeror relies on the Tier 1 Exemption to avoid full compliance with the tender offer regulations promulgated under the Exchange Act, the Singapore Take-overs Code shall not apply to us. In connection with receipt of the waiver, the SunPower board of directors submitted to the Securities Industry Council of Singapore a written confirmation to the effect that it is in the interests of SunPower shareholders who will become holders of Maxeon shares as a result of the Spin-off that a waiver of the provisions of the Singapore Take-overs Code is obtained. However, if the conditions for the waiver are no longer applicable, the Singapore Take-overs Code will be applicable to us. While the primary objective of the Singapore Take-overs Code is fair and equal treatment of all shareholders in a take-over or merger situation, its provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. These legal requirements may impede or delay a take-over of our company by a third party, and thereby have a material adverse effect on the value of our shares. In addition, as the Notes are convertible into our ordinary shares, under the Singapore Take-overs Code (where the Singapore Take-overs Code may be applicable), if a take-over offer is made for the Maxeon shares, an appropriate offer or proposal has to be made to the holders of the Notes (so long as the Notes are outstanding) in accordance with the provisions of the Singapore Take-overs Code.
Under Singapore law, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by the Maxeon Board in its sole discretion.

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Subject to the general authority to allot and issue new shares provided by our shareholders, the provisions of the Singapore Companies Act and our Constitution, the Maxeon Board may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. The Maxeon Board has been given a general mandate to issue new shares by our shareholders in the last general meeting held on August 23, 2023 which will continue in force until the next general meeting is concluded. Any additional issuances of new shares by our directors may dilute our shareholders' percentage ownership interests in our shares and/or adversely impact the market price of our shares.
ITEM 4. INFORMATION ON THE COMPANY
4.A. HISTORY AND DEVELOPMENT OF THE COMPANY
General Corporate Information
We are incorporated under the laws of Singapore in accordance with the Singapore Companies Act. We were formed by SunPower in connection with our separation from SunPower, for an unlimited duration, effective as of the date of our incorporation with ACRA on October 11, 2019. We were converted to a public company on the Distribution Date under the Singapore Companies Act under the name of “Maxeon Solar Technologies, Ltd.” by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares of Maxeon to holders of record of SunPower’s common stock as of the close of business on August 17, 2020. As of the Distribution Date, Maxeon became an independent, public company and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN”.
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
General Development of Business
On May 19, 2023, we completed an underwritten public offering of 7,490,000 ordinary shares (following the underwriters’ exercise of the over-allotment option in full), which included 5,620,000 ordinary shares offered by Maxeon (the “Company Offering”), and 1,870,000.00 ordinary shares offered by an affiliated of TotalEnergies SE the “TotalEnergies Offering” and, together with the Company Offering, the “Offering”), each at a price per ordinary share of $28.00 (the “Price Per Share”).
In addition, on May 16, 2023,we sold to TZE SG, in a private placement exempt from the registration requirements of the Securities Act, and at a sale price equal to the Price Per Share, 1,500,000 ordinary shares for a total investment of $42.0 million (the “2023 TZE Private Placement”). The net proceeds from the Company Offering and 2023 TZE Private Placement were approximately $193.5 million after giving effect to the underwriting discounts and commissions, as well as other offering costs. The Company did not receive any proceeds from the TotalEnergies Offering. Refer to Note 1. Background and Basis of Presentation for more details.
On October 6, 2023, we completed the acquisition of certain assets from Complete Solaria, Inc. (“CSLR”) pursuant to an Asset Purchase Agreement (the “Purchase Agreement”) dated September 19, 2023 with SolarCA LLC, a subsidiary of CSLR (“SolarCA”), and CSLR. In connection with this acquisition, we issued SolarCA 1,100,000 ordinary shares, no par value, representing 2.08% of our outstanding shares as of acquisition date. See “-Significant Acquisitions, Dispositions and other Events” for more details.
On November 13, 2023, we entered into the SunPower Settlement Agreement, pursuant to which, amongst other matters, certain product orders and deliveries under the 2022/2023 Supply Agreement were amended, the 2024/2025 Supply Agreement would terminate as of November 13, 2023, we were released from the obligation to supply certain of our products exclusively to SunPower starting March 31, 2024, and from the non-circumvention obligations under the 2022/2023 Supply Agreement starting January 1, 2024. Maxeon’s delivery obligations under the SunPower Settlement Agreement have been met subsequent to fiscal year 2023 and we have received all the payments in connection to such deliveries.
Principal Capital Expenditures
Our capital expenditures amounted to $67.5 million, $63.3 million and $154.2 million during fiscal years 2023, 2022 and 2021, respectively, primarily consisting of expenditures related to the expansion of our solar cell manufacturing and assembly capacity as well as our technology conversions. Our manufacturing and assembly activities have required and will continue to require significant investment of capital and substantial engineering expenditures. Our capital expenditures, which are subject to obtaining necessary Board approval, are expected to be funded with cash from operations, financing, or other available sources of liquidity. We expect total capital expenditures ranging from $70 million to $100 million in fiscal year 2024. As of December 31, 2023, we had $70.5 million of capital commitments. The capital expenditures mainly relate to the conversion of our legacy Maxeon 3 capacity in the Philippines to Maxeon 7 technology and equipment for manufacture of our Performance line products in Malaysia and Mexico. We continue to evaluate our planned investments in our next generation Maxeon 8 technology, various programs to enhance our IT infrastructure and security, certain preparatory activities for our planned multi GW factory in the United States, as well as to support our Beyond the Panel offering.
Significant Acquisitions, Dispositions and other Events
On October 6, 2023, the Company issued 1,100,000 ordinary shares, no par value, to SolarCA LLC with respect to our acquisition of certain assets. Consequently, following the closing, SolarCA held 2.08% of the then Company’s outstanding shares. The transaction met the definition of a business in accordance to ASC 805 and accordingly, this was accounted as a business combination. Transaction costs incurred to date were not material and were expensed as incurred. The financial results of SolarCA prior to the acquisition date are not material to the consolidated financial results of the Company. Refer to Note 18. Acquisition of Certain Assets for more details.
In addition, we have made significant investments in certain of our manufacturing facilities to enhance our production capabilities. For more information, see “Item 4.D. Property, Plants and Equipment—Major Facilities.”
On April 26, 2024, the Company, through its subsidiary, SunPower Manufacturing Corporation Limited, entered into an equity transfer agreement with Zhonghuan Hong Kong Holding Limited, a subsidiary of TZE, Maxeon’s largest shareholder, for the sale of all of the Company’s minority interest (approximately 16.27%) in HSPV, a joint venture established by SunPower Corporation, TZE and other former partner in 2016. Alongside with the divestiture, the Company also entered with HSPV and its affiliates a few agreements on the same date. Refer to Note 19. Subsequent Event for more details.
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
4.B. BUSINESS OVERVIEW
Overview
Maxeon is one of the world’s leading global manufacturers and marketers of premium solar power technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels across six continents. Headquartered in Singapore, we manufacture our solar cells in Malaysia and the Philippines, assemble solar cells into panels in Mexico and Malaysia and sell our products and those supplied by third parties and our former joint venture, HSPV, across more than 100 countries.
Our Markets
Solar has become one of the fastest growing renewable energy sources over the last few decades. According to a report from Wood Mackenzie dated November 2023, through effective investments and projects, the solar market has achieved almost 1,600 GW of global installed capacity as of 2023, representing a compound annual growth rate of 31% since 2009.

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
We believe the following factors have driven and will continue to drive demand in the global solar power industry, including demand for our products:
•solar generation costs have fallen to the point where solar power is one of the lowest-cost electricity sources on an LCOE basis in certain regions and is even considered by BNEF to be the lowest cost source in countries such as India, Australia, Mexico, Germany, France, or Spain;
•renewable energy is one of the most relevant topics and targets of government incentives and policies as a result of increased concerns regarding climate changes;
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
Our Business
We are one of the world’s leading global manufacturers and marketers of premium solar technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels supplying customers in more than 100 countries on six continents. We own and operate solar cell and panel manufacturing facilities located in Malaysia, Mexico and the Philippines and purchase solar panels from HSPV, our former joint venture for panel manufacturing in China with TZE, and others. During fiscal year 2023, 57.4% of our revenue was attributable to the United States, 34.3% to EMEA, 7.5% to Asia Pacific and 0.8% to other markets.
Our primary products are the Maxeon line of IBC solar cells and panels, and the Performance line of shingled solar cells and panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the residential distributed generation (which we refer to as “DG”) markets as well. During fiscal year 2023, 37.9% of our revenue was attributable to products in our Maxeon line and the other 62.1% was attributable to products in our Performance line. 63.0% of our revenue was attributable to DG applications and 37.0% attributable to power plant applications.
Our proprietary technology platforms, including the Maxeon line and Performance line, target distinct market segments, serving both the DG and power plant markets. This ability to address the full market spectrum allows us to benefit from a range of diverse industry drivers and retain a balanced and diversified customer base.

We believe that our Maxeon line of IBC technology stands apart from the competition in key categories which our customers value, including product efficiency, energy yield, reliability, safety and aesthetics. We believe the combination of these characteristics enables the delivery of an unparalleled product and value proposition to our customers. Our Maxeon line products use a unique cell architecture and advanced module materials to deliver approximately 20% more energy in any given amount of roof space over the first 25 years, as compared to conventional front-contact mono-PERC panels, and come with a leading warranty in the industry.
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

We began manufacturing our high efficiency bifacial Performance line solar panels for the United States large-scale commercial and utility-scale power plant markets through conversion of our Malaysia and Mexico facilities in fiscal year 2022. As of December 31, 2023, our cumulative bookings to supply our Performance line solar panels for the United States large-scale commercial and utility-scale power plant markets is 2.9 GW extending into 2026. In addition, one of our customers has the option, secured with a deposit, to purchase an additional 1.5 GW through 2027.
Since 2020, we introduced an AC version of our Maxeon product to the international marketplace. These modules combine a microinverter with the module to create an integrated unit that is ready to connect to the low voltage power grid. These “AC modules” provide significant installation and energy production advantages versus traditional systems and allow us to capture an additional portion of the value of a solar installation. In 2021, we introduced an AC version of our Performance line to compliment the AC version of our Maxeon line. Since the introduction, there has been increasing demand for these AC modules.
Our new Maxeon AirTM technology platform enables the production of Maxeon Air solar panels, which are conformable, ultra-light, robust and fire-certified panels that can be adhered directly to the roof without the need for racking or other mounting systems. Maxeon Air panels were tested during the first half of 2022 with selected membrane suppliers and were initially scheduled to be available at the beginning of fiscal year 2023, but as part of our focus on operational efficiency, driven by unfavorable market conditions that impacted the entire industry, Maxeon Air’s availability was shifted to 2024.
In May 2022, we introduced SunPower One, an integrated ecosystem of clean energy products and services that builds on our industry-leading panels and leverages our global distribution channels. As part of the initial launch of SunPower One, we announced a battery storage system, SunPower Reserve, an electric vehicle charger,
SunPower Drive, and a consumer experience that helps homeowners better understand and manage their photovoltaic battery, and EV charging devices, view detailed information on their energy consumption, and receive personalized tips on how to maximize the most savings from their investment. The roll-out of SunPower Reserve commenced in 2023.
Our Strengths
We believe the following strengths of our business distinguish us from our competitors, enhance our leadership position in our industry and position us to capitalize on the expected continued growth in our market:
•Leading provider of premium solar technology. Our established leadership position in solar technology is grounded in over 35 years of experience. Over that time, our solar technology has been awarded over 1,600 patents. We have also made substantial investments in research and development, having invested approximately $639 million since 2007 which is more than any other crystalline panel manufacturer. Together, these factors have allowed us to create truly differentiated products which have maintained approximately 20% relative lifetime energy density advantage over the industry average solar panel efficiency since 2012.
•Established differentiated sales, marketing, and distribution channels in each of our key markets. We have built relationships with dealer/installers and distributors globally to ensure reliable distribution channels for our products. As examples, we have over 750 sales and installation partners in the Asia Pacific region, over 1,000 in the Europe, Middle East and Africa region, and over 50 in Latin America. In North America, we have historically distributed our product through SunPower. Please see “Item 7.B Related Party Transactions”. In fiscal year 2023, we acquired certain sales channel assets of SolarCA that allowed us to have direct access to sales and installation partners in the United States. Please see “Note 18. Acquisition of Certain Assets”.
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
•Unique cutting-edge innovative technology. Our Maxeon 3 and Maxeon 6 panels have among the highest rated efficiencies of panels currently in commercial production. We also believe that our current technology stands apart from the competition on every meaningful performance metric, including efficiency, energy yield, reliability and aesthetics. Additionally, our Performance line shingled cell technology delivers up to 5% more energy compared to conventional panels, allowing us to achieve a diverse sales base across both DG and the utility power plant markets.
•Strategic partnerships with top tier companies worldwide. We seek to have strategic partnerships across the business chain, as exemplified by our relationship with TZE, which provides valuable connections in Asia’s supply chain and distribution channels, as well as research and development collaboration between companies pushing the technological frontier.
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
•Experienced management team. We have a strong and experienced management team with significant experience in the solar and semiconductor sectors complemented by expertise in technology and product innovation.
Our Strategy
We are strategically positioned to deploy advanced solar technologies at scale. We draw on over 35 years of technology innovation around high-performance solar products and have well-established global channels available to market our products. Our primary focus includes:
•Commercializing Maxeon 7 Technology. Maxeon 7 is the latest in a series of innovative IBC product technologies developed by Maxeon (and our predecessor company SunPower) over the past 20 years. We believe that Maxeon 7 and future technologies based on this innovative new cell architecture will offer higher performance levels than our current IBC products. We have been operating a pilot line in our Philippines cell manufacturing facility for over a year to demonstrate process control and product performance. To reduce capital expenditure requirements for Maxeon 7 capacity, we are retrofitting our existing lines for the manufacture of Maxeon 7 products at one of our Philippines cell manufacturing facilities.

•Enhancing our access to the low-cost Asia-centric supply chain and expanding our global channels to market. We benefit from our strategic partner TZE’s knowledge of and access to the upstream supply markets and distribution channels in Asia. In addition, we leverage access to TZE’s silicon wafers for our Performance line technologies.
•Addressing the United States solar market with Performance Line. We have completed the ramp up our expanded solar cell and module capacity in our Malaysia and Mexico facilities manufacturing Performance line shingled module technology for use in the United States market.
•Expanding our manufacturing footprint into the United States. We have announced plans to build a multi-GW factory in the United States to primarily supply the utility-scale power plant market, contingent upon us securing the necessary funding and other factors beyond our control.
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
•Adding value “Beyond the Panel” for increased revenue and margin. Our strong channels to market in the DG business offer an opportunity for Maxeon to bundle adjacent products together with our panel sales. We have added microinverters to certain of our panels for sale, and are further expanding our product portfolio to include battery storage systems, EV chargers and customer focused services.
•Enhancing our financial performance through our superior technology, manufacturing processes and strategy. We believe we have the ability to translate our superior technology into strong financial returns as we couple our premium average selling prices with enhanced manufacturing processes and a scalable low-cost footprint, resulting in expanding margins and cash generation. In addition, we have begun monetizing our investments in our intellectual property through licensing arrangements, and will from time-to-time seek opportunities to monetize this further to enhance our financial performance.
With our corporate headquarters in Singapore and existing manufacturing facilities in Malaysia and the Philippines, we believe our significant Asian presence will help strengthen relationships and sourcing arrangements across our supply chain. We have added Performance line capacity to our own manufacturing facilities in Malaysia and Mexico and had previously converted our Malaysia manufacturing facility to produce our Maxeon 6 modules which we will cease producing in fiscal year 2024. We are supplied with Performance line panels through HSPV. As of December 31, 2023, we had 1.8 GW of Performance line cell capacity in operation, and contractual access to over 11.7 GW of Performance line supply from HSPV.
Our Industry
The solar power industry manufactures and deploys solar panels and systems across a range of end-use applications. With estimated 2023 annual shipment volumes of 358 GW to 386 GW according to Q4’23 PV Installations Tracker from S&P Global and Wood Mackenzie Global Solar Outlook - Q4 2023, solar power comprises the largest fraction of newly installed global electric power generation equipment. The two primary application segments are DG, mainly for residential and commercial rooftops systems, and utility-scale for large ground-mounted power generation systems. During 2023, total industry shipment volume mix was approximately 39% DG and 61% utility-scale according to Q4 ‘2023 PV Installations Tracker from S&P Global compiled on December 1, 2023.
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

Maxeon panels lead the solar industry in panel efficiency and deliver more savings by generating the most solar energy in a given amount of roof space. Over time, the advantage grows, because Maxeon panels also have the lowest degradation rate in the solar industry. While third party studies show that most standard panels tend to degrade around 0.7% per year, Maxeon panels degrade at a significantly lower rate of 0.2% per year. To translate into real results – that means a Maxeon panel delivers approximately 20% more energy from the same footprint as standard panels over the first 25 years. When combined with our 40-year warranty period for certain products, which is the industry’s longest warranty, that advantage grows to 80% more guaranteed energy over the lifetime of the system. In addition, based on third party reliability validation by PV Evolution Labs, Maxeon panels are one of the top performers. The reliability test subjected solar panels to various weather condition conditions, including but not limited to temperature change, damp heat and wind pressure.

The innovation behind Maxeon panels is protected by patents globally covering cell and panel design, as well as key manufacturing tools and processes. Maxeon panels feature a unique ribbon-less back-contact cell structure utilizing a metal foundation that minimizes the impact of climatic stresses as well as shading and cell cracks. Through this, Maxeon panels produce up to 30% more energy under shaded conditions from the same footprint as standard panels over their first 25 years and are not reliant on a bypass diode in the junction box to prevent hotspots – the cells are intrinsically resistant to the formation of hotspots. When Maxeon back-contact cells are cracked from impacts, the metal foundation maintains electrical connections to any broken sections, maintaining module power. The lower risk is conveyed to our customers through a leading panel warranty which, unlike most conventional warranties, is based on actual field-testing data. The power warranty guarantees no more than 0.25% per year power drop – the lowest rate in the solar industry. Field data shows that only 0.005% or 1 in 20,000 Maxeon panels have been returned under warranty for fiscal year 2023.
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

Our Maxeon 6 technology, utilizes a similar design to our Maxeon 3 technology but with larger silicon wafers, further increasing solar cell power. In fiscal year 2022, we completed the conversion of our manufacturing capacity in our Fab 3 Malaysia facility from Maxeon 5 to Maxeon 6 production. This resulted in close to 500 MW of Maxeon 6 production capacity. In fiscal year 2023, following our decision to re-engineer our IBC manufacturing capacity, we started to convert our legacy Maxeon 3 manufacturing capacity in the Philippines to Maxeon 7 technology and continue our investment in the development of our next generation Maxeon 8 technology. At the same time, with entering into the SunPower Settlement Agreement resulting in the termination of the MSAs, the Company ceased Maxeon 6 production in our Malaysia manufacturing facility. As a result of such activities, our IBC cell manufacturing and module assembly capacity has been consolidated in The Philippines and Mexico, respectively.
Performance Solar Panels
Our Performance line of solar panels utilizes high efficiency mono-PERC cells to deliver higher reliability and efficiency than conventional panels. With more than 25 GW deployed across more than 80 countries to date, Performance line solar panels are the industry’s most deployed shingled cell panel technology.

The innovation behind Performance line solar panels is protected by patents in the U.S. and foreign jurisdictions covering cell and panel designs, as well as key manufacturing tools and processes. These products utilize a proprietary manufacturing process to assemble conventional silicon solar cells into panels with increased energy yield and reliability compared with conventional panels. Similar to Maxeon panels, the cell interconnects used in conventional panels are designed to provide high reliability. The unique inter-cell bussing is robust under shading and cell cracking stresses, to maximize energy production and lifetime reliability.
Performance line solar panels are produced by HSPV, an Yixing, China based company which is our former joint venture with TZE. On April 26, 2024, we entered into an equity transfer agreementto sell our 16.3% equity stake the joint venture to TZE. HSPV currently has a capacity to supply approximately 18 GW per year of Performance line solar panels. On April 26, 2024, we entered into a new master supply agreement (the “2024 HSPV Master Supply Agreement”), pursuant to which HSPV and its affiliates will exclusively supply us with rooftop size Performance line solar modules that meet certain criteria. In 2023, we continued to deliver Performance line solar panels from our facility in Mexico, which has a capacity of 1.8 GW. We have announced plans to build a multi-GW factory in the United States to primarily supply the utility-scale power plant market, contingent upon us securing the necessary funding and other factors beyond our control.
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
Beyond the Panel
In 2022, we introduced SunPower One, an integrated ecosystem of clean energy products and services that builds on our industry-leading panels and leverages our global distribution channels. As part of the initial launch of SunPower One, we announced a battery storage system, SunPower Reserve, an electric vehicle charger, SunPower Drive, and a consumer experience that helps homeowners better understand and manage their photovoltaic battery and EV charging devices, view detailed information on their energy consumption, and receive personalized tips on how to maximize the savings from their investment. The roll-out of SunPower Reserve commenced in 2023.
Principal Markets
During fiscal year 2023, 57.4% of our revenue was attributable to North America, 34.3% to EMEA, 7.5% to Asia Pacific and 0.8% to other markets.
The Maxeon line, which includes our Maxeon 3, Maxeon 6 and will include, our Maxeon 7 and Maxeon 8 solar panels, is primarily targeted at residential and commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the DG markets as well.
Please see “Item 5.A. Operating Results—Trends and Uncertainties” for trends and uncertainties information.

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

In addition, we work closely with our current and potential suppliers of crystalline silicon, a key raw material used in the manufacture of solar cells, to develop specifications that meet our standards and ensure high quality while at the same time controlling costs. In 2022, in addition to our research and development team in Singapore, we established our own Silicon Valley research and development lab. As part of the cost reduction initiatives, the Company has ceased the research and development function in Singapore in fiscal year 2024 and consolidated the related work to Silicon Valley.
Manufacturing and Supplies
Manufacturing
We currently operate solar cell manufacturing facilities in the Philippines and Malaysia and solar module assembly facilities in Mexico. We regularly evaluate our manufacturing capabilities in support of anticipated demand for our products and from time to time may determine to upgrade and expand, relocate or to shut down one or more facilities as opportunities to streamline our manufacturing operations become apparent.
As part of the solar panel manufacturing process, polysilicon is melted and grown into crystalline ingots and sliced into wafers by business partners specializing in those processes. The wafers are processed into solar cells in our manufacturing facilities located in the Philippines and Malaysia.
Prior to the decision to re-engineer our IBC manufacturing capacity in fiscal 2023, the Maxeon 3 solar cell manufacturing facility that we own and operate in the Philippines has an annual capacity of approximately 560 MW. Our Fab 3 Malaysia facility had a solar cell production capacity of close to 500 MW of Maxeon 6 following the conversion from Maxeon 5 to Maxeon 6 in 2022. Following such plan, we started to convert our legacy Maxeon 3 manufacturing capacity in the Philippines to Maxeon 7 technology and continue our investment in the development of our next generation Maxeon 8 technology. At the same time, with entering into the SunPower Settlement Agreement resulting in the termination of the MSAs, the Company ceased Maxeon 6 production in our Malaysia manufacturing facility. As a result of such activities, our IBC cell manufacturing and module assembly capacity has been consolidated in The Philippines and Mexico, respectively.
We have completed our production capacity ramp of mono-PERC solar cells to 1.8 GW during fiscal year 2023. We have also announced plans to deploy a multi-GW factory in the United States to manufacture solar products primarily for the utility-scale power plant market, contingent upon us securing the necessary funding and other factors beyond our control.
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
We purchase a portion of our Performance line solar panels from HSPV which currently has capacity to supply approximately 18 GW of Performance line solar panels. On April 26, 2024, we entered into the 2024 HSPV Master Supply Agreement, pursuant to which HSPV and its affiliates will exclusively supply us with rooftop size Performance line solar modules that meet certain criteria.

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
On November 16, 2021, we entered into a silicon wafer master supply agreement with TZE HK, a subsidiary of TZE for the purchase of P-Type G12 wafers which are intended to be incorporated into the Company’s Performance line modules planned for manufacture in Malaysia and Mexico and sale into the United States. The Company expects TZE HK to be its primary wafer supplier for Performance line modules and deliveries commenced in 2022. Deposit arrangements, payment terms and pricing mechanisms will be agreed to with TZE HK for the Company to reserve specified volumes in advance. The master supply agreement also sets out a general framework and customary operational and legal terms which govern the purchases of silicon wafer from TZE by the Company and its subsidiaries, including engineering changes, supply chain management, inspection, representations and warranties and legal compliance. We have entered into various addendums to the master supply agreement, pursuant to which TZE HK has and will supply us with wafers to meet our volume requirements.
As of December 31, 2023, future purchase obligations under our long-term fixed supply agreements for silicon wafers totaled $115.4 million and related advance payment obligations to a supplier of $2.4 million was paid in January 2024. See “Note 9. Commitments and Contingencies” for outstanding future purchase commitments.
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
We own multiple patents and patent applications that cover aspects of the technology in the solar cells and panels that we currently manufacture and market. We continue to file for and receive new patent rights on a regular basis. The lifetime of a utility patent typically extends for 20 years from the date of filing with the relevant government authority. We assess appropriate opportunities for patent protection of those aspects of our technology, designs, methodologies, and processes that we believe provide significant competitive advantages to us, and for licensing opportunities of new technologies relevant to our business. As of December 31, 2023, we held 1,614 patents and 358 pending patent applications across all jurisdictions including the United States. While patents are an important element of our intellectual property strategy, our business as a whole is not dependent on any one patent or any single pending patent application. We additionally rely on trade secret rights to protect our proprietary information and know-how. We employ proprietary processes and customized equipment in our manufacturing facilities. We therefore require employees and consultants to enter into confidentiality agreements to protect them.
When appropriate, we enforce our intellectual property rights against other parties. For more information about risks related to our intellectual property, see “Item 3.D. Risk Factors.”

Competition
The market for solar electric power technologies is competitive and continually evolving, resulting in price reductions in the market and reduced margins which may continue and could lead to loss of market share. For example, in the second half of 2023, the global solar panel market experienced an oversupply of products, depressing selling prices and putting downward pressure on profit margins. Our solar power products and systems compete with many competitors in the solar power market, including, but not limited to: Canadian Solar Inc., First Solar Inc., Hanwha QCELLS Corporation, JA Solar Holdings Co., Jinko Solar, LONGi Solar, REC Solar, Risen Energy and Trina Solar Ltd.
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
In addition to the mechanisms described above, it should be noted the United Nations has adopted Sustainable Development Goals (“SDGs”), which are being promoted by governments, corporations and civil society. Achieving several of the SDGs requires mass adoption of clean energy by 2030 and this is driving government policies. In Europe, for instance, the European Commission has harmonized its target date with the SDGs and mandated that its member states adopt integrated national climate and energy plans aimed at increasing their renewable energy targets to be achieved by 2030. At the latest United Nations Climate Change Conference (COP28) in 2023, the parties agreed to accelerate the reduction of emissions and transition away from fossil fuels by 2030. These developments could benefit the deployment of solar.
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
In addition, in connection with the separation, we entered into a Separation and Distribution Agreement with
SunPower on November 8, 2019 pursuant to which SunPower has agreed to indemnify us for certain litigation claims in which we or one of our subsidiaries is named as a defendant or party (the “Separation and Distribution
Agreement”). While we expect to suffer no material financial liability because these matters are indemnified, it may drain our resources to cooperate with SunPower to defend these claims and our reputation with key stakeholders may be affected.

4.C. ORGANIZATIONAL STRUCTURE
Organizational Structure
Following the Spin-off, we are a separate, standalone company independent of SunPower. SunPower does not retain any ownership interest in us. See “Item 4.A. History and Development of the Company” for additional information.
Significant Subsidiaries
Below is a list of our significant subsidiaries as of December 31, 2023:

Name	Country of Incorporation	% of Equity Interest
Maxeon Solar Pte. Ltd	Singapore	100
SunPower Malaysia Manufacturing Sdn. Bhd.	Malaysia	100
SunPower Systems Sarl	Switzerland	100
Maxeon Americas, Inc.	United States	100
SunPower Philippines Manufacturing Ltd.	Cayman Islands	100
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

Major Facilities
The following table sets forth our most significant facilities as of December 31, 2023:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
France	27,000	Owned	NA	Global support office
Malaysia	883,000	Owned	NA	Solar cell manufacturing and module assembly facility
Mexico	186,000	Leased	2027	Solar module assembly facility
Mexico	320,000	Leased	2026	Solar module assembly facility
Mexico	124,000	Leased	2027	Storage facility
Philippines	641,000	Owned	NA	Former solar cell manufacturing facility
Philippines	118,000	Owned	NA	Former solar module assembly facility
Philippines	163,000	Leased	2024	Solar cell manufacturing support and storage facility
Philippines	389,000	Owned	NA	Solar cell manufacturing facility
Philippines	65,000	Owned	NA	Global support offices
Singapore	37,000	Leased	2025	Global support offices and research and development facility
Singapore	8,500	Leased	2029	Global headquarters office
United States	60,500	Leased	2027	Executive office and research and development facility
On August 8, 2023, the Company entered into a purchase agreement with MDS Investments LLC (“MDS”) for the purchase of approximately 160 acres of land in Albuquerque, New Mexico (the “New Mexico Agreement”). It is anticipated that the land will serve as the site for the Company’s planned 3.5 gigawatt solar cell and module manufacturing facility. In addition to the 160-acre purchase tract (the “Purchase Tract”), the New Mexico Agreement also grants the Company option rights to purchase up to three additional parcels totaling approximately 265 acres. This additional acreage may be used by the Company to further expand its US-based manufacturing capacity or it may be used by the Company’s supply chain vendors to domicile production of solar module components. As of December 31, 2023, the Company has recorded $0.9 million relating to the deposits for the purchase of the Albuquerque land in “Other long-term assets” in our Consolidated Balance Sheets.
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
Environmental, Social and Governance (“ESG”) Matters
We integrate core values of ESG into our business strategy to protect the environment, to add value to the business, manage risk and enhance our reputation. As a leader in the solar industry, we believe that setting a high standard for the entire solar industry is essential in protecting the environment and setting a high standard for the rights of workers. We intend to make a meaningful and positive impact on the environment, for the communities we serve, the energy industry, our stakeholders (including our workers) and beyond. Our sustainability approach is grounded in our purpose of Powering Positive Change. In 2023, we were honored to be ranked among the top 50 of the Corporate Knights Top 100 Most Sustainable Corporations 2023 and were also awarded the Singapore Apex Sustainability Award 2023 (Sustainable Business category). We released our second Modern Slavery Statement and released our third annual Sustainability Report with new reporting climate-related risks and opportunities disclosures aligned to Task Force on Climate-related Financial Disclosures (“TCFD”), which is available on our website at https://www.maxeon.com/, prepared in accordance to the Global Reporting Initiative (“GRI”) Sustainability Reporting Standards, Core option, aligned to the Sustainability Accounting Standards Board (“SASB”), Singapore Exchange (“SGX”) Sustainability Reporting requirement, the United Nations Sustainable Development Goals and

TCFD. These reports are available on our website but the information contained in these reports on or accessible through our website does not form part of this annual report.
Our ESG strategy centers around three main pillars, namely environmental, social and governance, across 14 key material topics divided across each of these three pillars that were identified in an assessment conducted among our stakeholders.
Environmental
As a testament to our commitment to producing solar panels that are as sustainable as the energy they produce, our SunPower Maxeon solar panels have been Cradle to Cradle certified since 2014 and achieved Cradle to Cradle Silver in 2022 for our Maxeon 3, 5 and 6 panels sold in the United States as X-Series, M-Series and A-Series, respectively. Our P-Series P6 panels were recently also certified as Cradle to Cradle at the Bronze level. These certifications are a globally recognized measure of product sustainability from the Cradle to Cradle Products Innovation Institute. To achieve the certification, products are assessed across five categories: material health, material reutilization, renewable energy and carbon management, water stewardship, and social fairness. The certification recognizes products that are creating a positive impact on the environment and society by promoting a circular economy through their design and manufacturing.
To better understand the efficiency and performance of our products, we engaged an external consultant to perform an assessment of our solar panels' energy payback time (EPBT) in 2022. In the assessment performed on Maxeon’s energy usage data, the energy requirements for the production of Maxeon solar panels were determined to be exceptionally low, as compared to the solar energy these panels produced with an overall result providing an EPBT of less than a year. Therefore, energy produced over our technology’s lifetime far exceeds the energy required in its production.
We also recognize the importance of reducing our operational carbon footprint and strive to lower our own energy consumption, greenhouse gas (“GHG”) emissions, water consumption and waste. The following are some examples of our environmental ESG efforts:
•Managing our carbon footprint: We are committed to managing our footprint throughout our value chain, working collaboratively with suppliers, distribution partners and customers to drive holistic results across the lifecycle of our products and our operations. For instance, we implemented our ‘Supplier Sustainability Guidelines’ which require our suppliers to actively work to reduce the consumption of natural resources, including material sourcing such as polysilicon, and include sustainability criteria to track this environmental impact. Maxeon first embarked on a partnership with STACS on ESGpedia to enhance supplier sustainability monitoring in 2022. In the latest development in 2023, Maxeon commenced the next phase of partnership to work with STACS to ensure suppliers are ISO compliant through a holistic view of the relevant ISO certifications on ESGpedia platform. This included ways to download CDP information from suppliers to understand their carbon footprints.
•Creating a circular economy: Through our environmental sustainability initiatives in energy, water and waste management, we seek to move from a linear economy to a circular economy approach across our operations and to support the efforts of our customers to do the same. We strive to ensure that our facilities are built as sustainably as possible, adopting the principles of Leadership in Energy and Environmental Design (“LEED”) certification, developed by the U.S. Green Building Council for the design, construction, operation and maintenance of environmentally sustainable structures. Six of our facilities are LEED-certified, with three LEED Gold manufacturing facilities and one LEED Gold and two LEED Platinum administrative buildings. Our circular economy practices are set forth in the document “Powering a Circular Economy: Sustainable Manufacturing & Recycling” which is available at corp.maxeon.com/esgpolicies.
Social
The safety and well-being of our employees is paramount. Occupational health and safety is embedded in our day-to-day operations, from the product design stage through the review stage. For 2023, we report zero work related fatalities and a total recordable incident rate of 0.40.

In addition to creating a safe workplace for our employees, we strive to integrate our purpose of Powering Positive Change throughout our business operations and supply chain. For example, we are committed to fair labor and respect for human right practices. We have established our Global Human Rights Policy which sets standards for our global business conduct related to human rights and labor for employees, suppliers and any other business partners. We also implemented our Conflicts Minerals Policy to avoid the use of conflict minerals. Our Modern Slavery Statement, which is hosted on the Australian Border Force website and prepared in accordance with Australian law, sets forth our procedures for identifying and managing human rights risks across our company and our supply chain.

Maxeon understands the importance of supporting the communities where we live and work. We believe access to healthy environmental conditions is a fundamental human right. We aim to help correct inequities through our Maxeon Gives program which we launched in 2022. We also partnered with non-profits and government agencies on corporate social responsibility programmes globally to contribute back to the communities.
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
We have established a governance structure to drive ESG strategies, initiatives and performance. Our ESG progress is supervised by our executive leadership team and further governed by our Nominating and Corporate Governance Committee, which consists of two independent directors and two directors appointed by our shareholders, TotalEnergies and TZE. As we strive towards remaining abreast of macro ESG trends, opportunities and risks, our Chief Legal & Sustainability Officer provides quarterly updates and presentations to the Committee on global ESG shifts, as well as our own ESG initiatives and progress. Maxeon has embedded sustainability into its company culture, as reflected in it’s corporate key results (Maxeon’s version of “Key Performance Indicators”). Employees are asked to align their individual objectives to Maxeon’s corporate key results in which ESG was identified as critical to achieving broader company goals, during the annual performance review exercise.
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
Reporting
A notable part of our commitment to sustainable development and operations is our commitment to transparent reporting of ESG performance indicators, as we recognize the importance of this information to investors, lenders and others in understanding how we assess sustainability information and evaluate risks and opportunities. We publish an annual sustainability report (the “Sustainability Report”) prepared in accordance to the GRI Sustainability Reporting Standards, Core option, aligned to the SASB, SGX Sustainability Reporting requirement and the United Nations SDGs, which includes our strategy, key performance indicators and achievements. We have also adopted the Task Force on Climate-Related Financial Disclosures (“TCFD”) standards to further our sustainability performance, promote transparency and acknowledge the climate-related impacts associated with our organisation and its business and began our TCFD reporting in 2022. Our historical sustainability reports are available on our website at https://www.maxeon.com/ under the heading “ESG and Sustainability”.
Nothing on our website, including our Sustainability Report, Eligible Green Expenditures Progress Report, Green Bond Framework, Modern Slavery Statement and/or sections thereof, is deemed incorporated by reference into this Form 20-F.
ITEM 4.A. UNRESOLVED STAFF COMMENTS
Not Applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A. OPERATING RESULTS
This operating and financial review should be read together with the section captioned “Item 4.B. Business Overview” and the consolidated financial statements of Maxeon and the related notes to those statements included elsewhere in this Form 20-F. Among other things, those financial statements include more detailed information regarding the basis of preparation for the following information. The consolidated financial statements of Maxeon have been prepared in accordance with GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements. Please see discussion under “Special Note About Forward-Looking Statements” in this Form 20-F.
The discussion and analysis of the financial condition and results of operations of certain items for the fiscal year ended January 2, 2022, and year-to-year comparison between fiscal year ended January 1, 2023, and January 2, 2022, that are not included in this Form 20-F can be found in “Item 5. Operating And Financial Review And Prospects” of our Form 20-F for the fiscal year ended January 1, 2023 filed on March 7, 2023, which is incorporated by reference herein.

Overview
We manufacture and supply solar cells and panels, and have begun bundling adjacent products such as microinverters, to resellers and commercial and residential end customers. We sell our solar panels and “Beyond the Panel” products primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas. See “Note 5. Revenue from Contracts with Customers” to our consolidated financial statements.

During fiscal years 2023 and 2022, we had sales of $206.0 million and $283.3 million, respectively, to SunPower representing the sale of solar modules to SunPower pursuant to the 2022/203 Supply Agreement. The 2022/2023 Supply Agreement, was amended on January 5, 2023 to increase minimum product volumes, update the pricing of IBC Modules for 2023 and extend exclusivity provisions that prohibit us from selling Maxeon 6 IBC Modules to anyone other than SunPower for use in the Domestic Territory until December 31, 2023. The pricing of our modules sold to SunPower was fixed for 2022 and 2023, based on the power output (in watts) of the IBC Module, but the pricing was updated to reflect current market trends. Additionally, either party had the right to terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties failed to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. On November 13, 2023, pursuant to the SunPower Settlement Agreement entered into between the Company and SunPower, the parties, amongst other matters, agreed to certain amended product orders and deliveries under the 2022/2023 Supply Agreement, which product deliveries took place in accordance with the volumes and schedule set out in the SunPower Settlement Agreement on a take-or-pay basis, at which time upon the performance of all related obligations thereunder, the 2022/2023 Supply Agreement would also terminate.
The Company and SunPower also previously entered into the 2024/2025 Supply Agreement for supply of certain volumes of Maxeon 6 IBC Modules to SunPower for use in residential installations in the Domestic Territory. However, the 2024/2025 Supply Agreement was terminated pursuant to the terms of SunPower Settlement Agreement.

Apart from the termination of the 2022/2023 Supply Agreement and 2024/2025 Supply Agreement in accordance with the terms of the SunPower Settlement Agreement, we have agreed with SunPower on our obligation related to certain warranty claim. On top of this, we have been released (i) from the obligation to supply certain of its products exclusively to SunPower starting March 31, 2024, and (ii) from the non-circumvention obligations under the 2022/2023 Supply Agreement starting January 1, 2024. The SunPower Settlement Agreement also contemplated the issuance of warrants to purchase shares of SunPower’s common stock on January 1, 2024, which warrants will be exercisable in the period beginning 135 days from the warrant issuance date, through 2025, and the mutual release of claims arising from the SunPower Supply Agreements (each as defined under “Note 3. Transactions with SunPower and TotalEnergies.”), subject to the terms and conditions set forth in the SunPower Settlement Agreement. Maxeon’s delivery obligations under the SunPower Settlement Agreement have been satisfied.
For further information, see “Note 3. Transactions with SunPower and TotalEnergies” to our consolidated financial statements included elsewhere in this Form 20-F.

Basis of Presentation
Refer to “Note 1. Background and Basis of Presentation” to our consolidated financial statements included elsewhere in this Form 20-F for the basis of presentation.
Trends and Uncertainties
Demand

Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives that are based on tax credits, among other factors, that drive demand throughout the year. We have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year. Beginning on the third quarter of fiscal year 2023, we faced various industry factors and economic conditions that affected the demand, including increased competition and over-supply as compared to demand. The impact was prominent in the global DG markets and this trend continued into the fourth quarter of fiscal year 2023. Following the acquisition of certain assets from CSLR in October of 2023, we are now able to tap onto another US DG sales channel with established customer base.

Volatility in the applied trade and tariff policy of the United States has created market challenges and opportunity at the same time, for us, and our supplier and customer bases, since the beginning of 2018. Safeguard tariffs imposed in February 2018 pursuant to Section 201 of the Trade Act of 1974 had significant market effects during the five ensuing years. While a technology-based exclusion for IBC products muted the impact on us, our solar products based on other technologies were and remain subject to the safeguard tariffs. The safeguard measure was extended in February 2022 for an additional four-year period. Bifacial cells and modules were initially subject to the safeguard measure, then excluded, then re-covered, then re-excluded pursuant to a November 2021 U.S. Court of International Trade Decision, and on January 14, 2022, the Biden Administration filed a notice of appeal against the decision before the U.S. Court of Appeals for the Federal Circuit. Proclamation 10339 definitively excluded bifacial panels from the safeguard measure with effect from February 7, 2022; that exclusion remains in effect today but is expected to be removed by the President of the U.S. with the result that bifacial modules would face tariffs for some or all of the measure’s remaining 20 months. Proclamation 10339 also directed the U.S. Trade Representative (“USTR”) to negotiate with Mexico and Canada with a view to exempting them; negotiations have concluded successfully with Canada but have not yet produced a result for Mexico. During the same timeframe, tariffs imposed on goods of PRC origin pursuant to Section 301 of the Trade Act of 1974 significantly affected trade in solar power system components and finished products. The Section 301 tariffs remain in force and have no specified expiration date.
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

Aside from the effects on our suppliers, customers, partners, and projects, we did not incur tariff charges for fiscal years 2023 and 2022.
Supply
We continue to focus on the sale of our lower cost, high efficiency Performance line of solar panels to the United States market, and have ramped up our Performance line cell capacity to 1.8 GW during fiscal year 2023, with cells produced in our Fab 3 Malaysia facility, and module production in Mexico. Sales of these products are designated for the United States utility scale market. HSPV and its affiliates in China are converting their production lines from PERC to TOPCon technology. One line is already manufacturing rooftop size Performance line solar modules with TOPCon cells for us and more lines are available if our demand of residential market outside of US increases. On April 26, 2024, we entered into the 2024 HSPV Master Supply Agreement pursuant to which HSPV and its affiliates will exclusively supply us with rooftop size Performance line solar modules that meet certain criteria. (refer to Note 4. TCL Zhonghuan Renewable Energy Technology Co. Ltd. (“TZE”) - Agreements with TZE in Connection with the HSPV).

We continue to see significant and increasing opportunities in technologies and capabilities adjacent to our core product offerings that can significantly reduce our customers’ cost of energy, including the integration of energy storage and EV charging, managed by a whole home digital energy experience complemented by value-add services. We have made investments to realize those opportunities, resulting in the launch of SunPower One – our integrated home energy management solution, enabling our customers to make intelligent energy choices by addressing how they buy energy, how they use energy, and when they use it. SunPower One represents the next major step in our “Beyond the Panel” initiative, which started with integrating advanced module-level control electronics to our portfolio of technology designed to enable longer series strings and significant balance of system components cost reductions in large arrays. We currently offer solar panels that use microinverters designed to eliminate the need to mount or assemble additional components on the roof or the side of a building and enable optimization and monitoring at the solar panel level to ensure maximum energy production by the solar system.
We continue to improve our unique, differentiated solar cell and panel technology. We emphasize improvement of our solar cell efficiency and levelized cost of energy and CCOE performance through enhancement of our existing products, development of new products and reduction of manufacturing cost and complexity in conjunction with our overall cost-control strategies.
The supply chain within the solar industry has seen decreasing logistics costs during the year and has been at its historical low rate similar to pre-pandemic cost level in the second half of fiscal year 2023. Furthermore, certain raw materials, such as junction boxes, encapsulants and frames, have not recently seen major fluctuation in their prices.
We work with our suppliers and partners to ensure the reliability of our supply chain. We have contracted with a supplier for multi-year supply agreements, under which we have annual minimum purchase obligations. For more information about our purchase commitments and obligations, see “Item 5.B Liquidity and Capital Resources— Material Cash Requirements” and “Note 9. Commitments and Contingencies” to our consolidated financial statements included elsewhere in this Form 20-F.
We currently believe our supplier relationships and various short- and long-term contracts will afford us the volume of material and services required to meet our planned output; however, we face the risk that the pricing of critical material may not be competitive, resulting in a higher manufacturing cost which we may be unable to pass on.
For a further discussion of trends, uncertainties and other factors that could impact our operating results, see the section entitled “Risk Factors” included elsewhere in this Form 20-F.
Critical Accounting Estimates
The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our audited consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.
Critical accounting estimates are those that reflect significant judgments or uncertainties, and which could potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates.
Due to the macro-economic trends such as the continued heightened geopolitical tensions and the ongoing war in Ukraine and the Israel-Hamas-Iran conflict, there has been continued uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates and judgments or require us to revise the carrying value of our assets or liabilities as of the date of issuance of this Form 20-F. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.
There were no other significant changes in our critical accounting estimates during fiscal year 2023 compared to the prior period.

The following paragraphs describe the significant estimates and assumptions applied by management in the preparation of the consolidated financial statements.
Inventories valuation
Inventories are accounted for at approximate costs determined on a first-in-first-out basis and are valued at the lower of cost and net realizable value. Excess and obsolete inventory is written down to its estimated net realizable value if less than cost. The determination of the net realizable value associated with the eventual disposition of inventory involves significant judgments that consider a number of factors affected by market and economic conditions outside of the Group’s control. In particular, the significant assumptions applied are sensitive to the expected demand which is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives. We do not expect that there will be material change in future on estimates or assumptions that we used to record inventory at the lower of cost and net realizable value. However, if estimates or assumptions change based on unforeseen manner, we may be exposed to losses that could be material.
Long-Lived Assets
We evaluate our long-lived assets, including property, plant and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances arise. This evaluation includes consideration of technology obsolescence that may indicate that the carrying value of such assets may not be recoverable. The assessments require significant judgment in determining whether such events or changes have occurred. Factors considered important that could result in an impairment review include significant changes in the manner of use of a long-lived asset or in its physical condition, a significant adverse change in the business climate or economic trends that could affect the value of a long-lived asset, significant under-performance relative to expected historical or projected future operating results, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Furthermore, the evaluation requires an estimates on the valuation assumption including future cash flows, economic useful lives of the long-lived assets.
Apart for the impairment charge of $74.5 million as a result of the exit activity in connection to the September 2023 Restructuring Plan, we have not recorded any other material impairment charges for fiscal year 2023.
Product Warranties
We generally provide a 25-year standard warranty for the solar panels that we manufacture for defects in materials and workmanship and for greater than promised declines in power performance. Effective from January 1, 2022, this has been extended to a 40-year standard warranty for certain Maxeon line modules in certain countries.
We maintain reserves to cover the expected costs that could result from these warranties. Our expected costs are generally in the form of product replacement or repair. Warranty reserves are based on our best estimate of such costs and based on various factors including historical warranty claims, results of accelerated lab testing, field monitoring, vendor reliability estimates, and data on industry averages for similar products. Due to the potential for variability in these underlying factors, the difference between our estimated costs and our actual costs could be material to our consolidated financial statements. Historically, warranty costs have been within our expectations. In fiscal year 2023, the Company recorded $11.9 million in warranty benefit from change in estimate, of which $4.0 million related to revision pursuant to the SunPower Settlement Agreement whereby SunPower and the Company agreed to share 50% of the obligation in relation to certain warranty claims and $7.9 million related to decrease in product replacement costs for products that the Company provides warranty for based on the review of field performance data and historical claim rate. The impact on net loss is $11.9 million and related reduction to basic and diluted net loss per share for fiscal year 2023 was $0.26.

Accounting for Income Taxes
The Company is subjected to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate determination is uncertain during the course of business. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized which depends on the ability to generate sufficient taxable income in the related jurisdiction in the future. In evaluating our ability to recover our deferred tax assets, we consider the available evidence, including the accumulated losses, timing and amount of reversal of taxable temporary differences.
The Company records accruals for uncertain tax positions when the Company believes that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.
Variable Interest Entities
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
We recognize revenue from the sale of solar panels and related solar system components, primarily to dealers, system integrators and distributors, and in some cases on a multi-year, firm commitment basis. For a discussion of how and when we recognize revenue, see “Note 2. Summary of significant accounting policies – Revenue Recognition.”
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
Gross Profit (Loss)
Our gross profit (loss) is affected by a number of factors, including average selling prices for our solar power components, our product mix, our actual manufacturing costs, the utilization rate of our solar cell manufacturing facilities, inventory net realizable value charges, warranty cost, and actual overhead costs. In fiscal year 2023, gross profit includes write-down of inventories and inventory related costs in connection to the September 2023 Restructuring Plan of $24.3 million.

Research and Development
Our research and development activities are undertaken by our team in Silicon Valley in our research and development lab established in fiscal year 2022. Research and development expense consists of salaries and related personnel costs, overheads for the labs and equipment, and the cost of solar panel materials, various prototyping materials, and services used for the development and testing of products. Research and development expense is reported inclusive of payments made under collaborative arrangements. Please refer to “Note 3. Transactions with SunPower and TotalEnergies” to our consolidated financial statements included elsewhere in this Form 20-F.
Sales, General and Administrative
Sales, general and administrative expense consists primarily of salaries and related personnel costs, professional fees, bad debt expenses, and other selling and marketing expenses.
Restructuring
Restructuring expense of $125.5 million in fiscal year 2023 consists of mainly costs associated with the Company’s September 2023 Restructuring Plan that was approved to rebalance our global operations to create efficiencies, improving cash flows and improve our product execution in alignment with our strategy. Restructuring charges are primarily comprised of impairment, cost of disposal and retirement of long-lived assets, including right of use assets, contract termination cost for capital expenditure, severance and benefits. The restructuring activities are expected to be completed by fiscal year 2024. Restructuring expense of $2.1 million in fiscal year 2022 consists primarily of costs associated with the Company’s June 2022 restructuring plan to reduce costs and focus on improving cash flow, the majority of which related to the closure of a manufacturing facility in Porcelette, France. See “Note 8. Restructuring” to our consolidated financial statements included elsewhere in this Form 20-F.
Other Expense, Net
Interest expense primarily relates to the Notes and other financing activities.
Other, net includes primarily remeasurement of the Prepaid Forward associated with our Green Convertible Notes, gains or losses on foreign exchange derivative instruments and interest income.
Income Taxes
Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.
We currently benefit from a preferential tax rate of 5% in the Philippines in accordance with our registration with the PEZA. We also benefit from a tax holiday granted by the Malaysian government to our former joint venture AUO SunPower Sdn. Bhd. (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd.) subject to certain hiring, capital spending, and manufacturing requirements. The full tax exemption for the third and final five-year tranche of this incentive was reinstated in fiscal year 2023, subject to meeting certain conditions, and will expire on June 30, 2026. Our Swiss entity, SunPower Systems Sarl is subject to the statutory tax rate after the 2019 Switzerland tax reform that eliminated the auxiliary company designation starting fiscal year 2020. For additional information see “Note 2. Summary of Significant Accounting Policies” and “Note 13. Income Taxes” to our consolidated financial statements included elsewhere in this Form 20-F.
To combat tax avoidance, the Base Erosion and Profit Shifting (“BEPS”) project was created in 2013, being an initiative of the G20 (Group of twenty countries with the largest economies) together with the OECD, aimed at implementing 15 measures to improve the coherence of international tax rules and to minimize abusing of tax norms that result in erosion of the tax base. BEPS 2.0 is intended to address tax issues related to changes in business models in a globalized environment and targeted at multinational companies with an annual global turnover exceeding EUR 750 million, aiming to implement a balance in the global tax collection of these companies by introducing a minimum effective global rate of 15% for each jurisdiction that the multinational group operates.
Starting in 2024, BEPS 2.0 come into effect in various countries and there are transition rules (Safe Harbor) which simplifies the calculation of the effective rate per jurisdiction to facilitate the adaptation for the affected group. The Company is affected under BEPS 2.0 and has conducted safe harbor analysis using 2022 financial data for the jurisdictions where the Company operates. The preliminary analysis indicates that the Company is affected as a result of the adoption of BEPS 2.0. However, the percentage of additional payment cannot be reasonably estimated as of the time of issuance of these consolidated financial statements as the basis for the assessment of the impact is based on 2024 results which is unavailable.
Equity in Losses of Unconsolidated Investees
Equity in losses of unconsolidated investees represents our reportable share of losses generated from entities in which we own an equity interest accounted for under the equity method. On April 26, 2024, the Company, through its subsidiary, SunPower Manufacturing Corporation Limited, entered into an equity transfer agreement with Zhonghuan Hong Kong Holding Limited, a subsidiary of TZE, Maxeon’s largest shareholder, for the sale of all of the Company’s minority interest (approximately 16.27%) in HSPV, a joint venture established by SunPower Corporation, TZE and other former partner in 2016. See “Note 19. Subsequent event” to our consolidated financial statements included elsewhere in this Form 20-F.
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

Results of Operations
Set forth below is a discussion of our results of operations for the periods indicated and the summary of selected financial results derived from our consolidated financial statements and related notes appearing elsewhere in this Form 20-F:

	Fiscal Year Ended
	December 31, 2023	January 1, 2023
(In thousands)
Selected Consolidated Statements of Operations Data:
Revenue	$1,123,110	$1,060,113
Cost of revenue	1,044,995	1,108,061
Gross profit (loss)	78,115	(47,948)
Operating expenses	297,320	152,346
Operating loss	(219,205)	(200,294)
Other expense, net	(54,321)	(25,589)
Loss before income taxes and equity in losses of unconsolidated investees	(273,526)	(225,883)
Benefits from (provision for) income taxes	626	(32,191)
Equity in losses of unconsolidated investees	(2,811)	(9,072)
Net loss	(275,711)	(267,146)
Net loss attributable to the stockholders	$(275,829)	$(267,424)
Revenue and Cost of Revenue

	Fiscal Year Ended
	December 31, 2023	January 1, 2023
(In thousands)
Revenue	$1,123,110	$1,060,113
Cost of revenue	1,044,995	1,108,061
Gross profit (loss) percentage	7%	(5)%
During fiscal year 2023, we recognized revenue of $1,123.1 million from sales of modules and components with shipments of 2,862MW, of which $206.0 million, or 18.3% of total revenue, represented sales of solar modules to SunPower. During fiscal year 2022, we recognized revenue from sales of modules and components of $1,060.1 million with shipments of 2,348MW, of which $283.3 million, or 26.7% of total revenue, represented sales of solar modules to SunPower. For fiscal year 2023, except for revenue transactions with SunPower, we had one other customer that accounted for more than 10% of revenue. For fiscal year 2022, except for revenue transactions with SunPower, we had no customers that accounted for more than 10% of revenue. The increase of $63.0 million in revenue as compared to fiscal year 2022 was primarily due to higher sales for the utility-scale business into the United States. This is driven by a combination of higher volume and selling price pursuant to agreements entered into with a customer and its affiliate on March 7, 2023. This was partially offset by a lower revenue in utility-scale business from other countries and DG business, primarily driven by lower volume and lower selling prices, particularly in Europe, as a result of over-supply in the market which led to downward pressure on selling prices. This was further compounded by lower volumes delivered to SunPower due to the pause of shipments in late July following a breach of their payment obligations and the subsequent resumption of shipments based on a reduced volume pursuant to the SunPower Settlement Agreement.

Cost of revenue was $1,045.0 million in fiscal year 2023. The decrease of $63.1 million in cost of revenue compared to fiscal year 2022 was primarily due to lower cost of production due to declining container rates and logistic cost reduction initiatives, reversal of warranty provisions amounting to $11.9 million in fiscal year 2023 in connection with the SunPower Settlement Agreement and revision of accounting estimates, lower losses of $19.1 million on the polysilicon procured under the long-term fixed supply agreements that ended during fiscal year 2022, a non-recurring settlement of $15.2 million with a polysilicon supplier in 2022 to resolve a contract dispute, and lower inventory write-down to the net realizable value coupled with utilization of prior period provision. This was partially offset by higher shipments during fiscal year 2023 and also, inventory impairment and other inventory-related costs of $24.3 million in connection to the September 2023 Restructuring Plan.
Cost of revenue was $1,108.1 million in fiscal year 2022 and includes $8.3 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements which expired in fiscal year 2022. In addition, we estimated that we paid $11.3 million above the market price for polysilicon, as we were bound by our long-term fixed supply agreements for polysilicon utilized in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed.
Revenue by Geography

	Fiscal Year Ended
	December 31, 2023	January 1, 2023
(In thousands)
United States	$645,112	$427,111
Italy	139,506	126,195
Rest of world(1)	338,492	506,807
Total revenue	$1,123,110	$1,060,113
(1)Revenue included under “Rest of the world” comprise of countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments. The increase in sales attributed to the U.S by 51.0% or $218.0 million compared to fiscal year 2022 was mainly due to sales for the utility-scale business into the United States. This is driven by a combination of higher volume and selling price pursuant to agreements entered into with a customer and its affiliate on March 7, 2023. This was partially offset by lower sales to SunPower of $206.0 million for fiscal year 2023 as compared to $283.3 million for fiscal year 2022.
Operating Expenses

	Fiscal Year Ended
	December 31, 2023	January 1, 2023
(In thousands)
Operating expenses:
Research and development	$45,703	$49,682
Sales, general and administrative	126,167	100,546
Restructuring charges	125,450	2,118
Total operating expenses	$297,320	$152,346

Research and Development Expenses
Research and development expenses were $45.7 million in fiscal year 2023, primarily associated with expenditures for the development of our Maxeon 7 and Maxeon 8 cell and panel technology, comprised primarily of compensation expense (including stock-based compensation) of $27.3 million, as well as facilities expense of $6.1 million, research and development materials of $2.2 million, expenses for leased equipment of $1.3 million, external services of $3.1 million and depreciation and amortization expense of $1.7 million. Included in these expenses is $1.9 million related to the Product Collaboration Agreement with SunPower. Please refer to “Note 3. Transactions with SunPower and TotalEnergies” to our consolidated financial statements included elsewhere in this Form 20-F. The decrease in research and development expenses of $4.0 million as compared to fiscal year 2022 is mainly due to lower research and development personnel and non-recurrence of discretionary expense which resulted in lower compensation charges of $2.7 million, lower expense for leased equipment of $1.8 million as a result of transfer of the research and development assets to Maxeon which was originally under the Product Collaboration Agreement, and lower research and development materials of $1.7 million. This was partially offset by higher expenses incurred for consulting and travelling.
Research and development expenses were $49.7 million in fiscal year 2022, primarily associated with expenditures on our Maxeon 6 and Maxeon 7 cell and panel technology, comprised primarily of compensation expense (including stock-based compensation) of $30.0 million, as well as facilities expense of $6.0 million, expenses for leased equipment of $3.1 million, research and development materials of $3.9 million, external consulting of $2.4 million and depreciation and amortization expense of $1.5 million. Included in these expenses is $16.4 million related to the Product Collaboration Agreement with SunPower. Please refer to “Note 3. Transactions with SunPower and TotalEnergies” to our consolidated financial statements included elsewhere in this Form 20-F.
Sales, General and Administrative Expenses
Sales, general and administrative expenses were $126.2 million in fiscal year 2023 and were comprised primarily of $63.1 million of compensation expenses (including stock-based compensation) and $28.4 million of professional fees and outside services, as well as $9.7 million of equipment-related expenses, $4.2 million of insurance expenses, $3.5 million of facilities related costs including rent, utilities and maintenance, and $2.2 million of depreciation expense. Included in these expenses is a net credit of $0.1 million related to the transition services agreement with SunPower. The increase of sales, general and administrative expenses of $25.6 million as compared to 2022 is primarily driven by higher compensation expenses of $15.4 million due to additional hiring and merit increase and also, non-recurrence of reversal of certain charges in connection to the transition service agreement with SunPower, higher professional fees and outside services of $4.8 million for legal and consulting related services, and $2.8 million from higher marketing investments in installer partner trainings, branding and developing new sales channels as well as travel expenses due to ease of travel restrictions.
Sales, general and administrative expenses were $100.5 million in fiscal year 2022 and comprised primarily of $47.7 million of compensation expenses (including stock-based compensation), $23.6 million of professional fees and outside services, $5.8 million of insurance expenses, $7.6 million of equipment related expenses, $2.8 million of facilities related costs including rent, utilities and maintenance, and $1.5 million of depreciation expense. Included in these expenses is a net credit of $3.0 million related to the transition services agreement with SunPower.
Restructuring charges
Restructuring expense for fiscal year 2023 was $125.5 million. The majority of the cost relates to our September 2023 Restructuring Plan which affected the Company’s global operations. The charges incurred are in connection to long-lived assets write-down, contract termination charges and severance-related payments. Restructuring expense was $2.1 million in fiscal year 2022. The majority of the cost relates to our June 2022 restructuring plan on the planned closure of our module factory in Porcelette, France
See “Note 8. Restructuring” to the consolidated financial statements for further information regarding our restructuring plans.

Other expense, net

	Fiscal Year Ended
	December 31, 2023	January 1, 2023
(In thousands)
Other expense, net
Interest expense	$(42,438)	$(30,343)
Interest income	9,387	2,531
Other, net	(21,270)	2,223
Other expense, net	$(54,321)	$(25,589)
Of the total $42.4 million in interest expense incurred during fiscal year 2023, $16.4 million relates to the Green Convertible Notes due 2025, $19.0 million relates to the 2027 Notes and $2.1 million relates to interest expense on significant financing component on prepayments received. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Of the total $30.3 million in interest expense incurred during fiscal year 2022, $16.4 million relates to the Green Convertible Notes due 2025, $7.1 million relates to the 2027 Notes and $2.4 million relates to interest expense on significant financing component on prepayments received. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Other, net for fiscal year 2023 primarily comprised of a $18.4 million loss on the remeasurement of Prepaid Forward associated with the Green Convertible Notes and loss of $2.7 million on derivative instruments.
Other, net for fiscal year 2022 primarily comprised of $2.4 million gain on remeasurement of the Prepaid Forward associated with the Green Convertible Notes and a $1.0 million gain arising from the recognition of reimbursement of litigation cost. This was partially offset by foreign exchange loss of $0.4 million and loss of $1.5 million on derivative instruments.
Income Taxes

	Fiscal Year Ended
	December 31, 2023	January 1, 2023
(In thousands)
Benefits from (provision for) income taxes	$626	$(32,191)
In fiscal year 2023, our income tax credit of $0.6 million was primarily due to the reversal of deferred tax expenses arising from the reinstatement of our tax incentive in Malaysia in 2023, offset against the tax expense of jurisdictions that were profitable.
In fiscal year 2022, our income tax expense of $32.2 million was primarily due to the tax expense in jurisdictions that were profitable, provision of higher unrecognized tax benefit and an increase in valuation allowance on our deferred tax assets.
Equity in Losses of Unconsolidated Investees
For the fiscal years 2023 and 2022, our unconsolidated investee, HSPV, experienced a loss for which we recorded our reportable share of $2.8 million and $9.1 million, respectively. The decrease of $6.3 million in equity in losses of unconsolidated investee was primarily due to the limit of the share of losses under equity method to the total cost of investment under ASC 323. HSPV was our joint-venture with TZE until April 26, 2024 when we entered into an equity transfer agreement to divest all of our equity interest through a sale to TZE.
Net Income Attributable to Noncontrolling Interests
For the fiscal years 2023 and 2022, we attributed $0.1 million and $0.3 million of net income, respectively, to noncontrolling interests. The lower net income attributable to noncontrolling interests was a result of less profitable operations from our consolidated investee during fiscal year 2023.
Reconciliation of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross profit (loss), non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, loss related to settlement of price escalation dispute, restructuring charges and fees, remeasurement (loss) gain on prepaid forward and physical delivery forward, and equity in losses of unconsolidated investees (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross profit (loss) is defined as gross profit (loss) excluding stock-based compensation, restructuring charges and fees, and loss related to settlement of price escalation dispute. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges and fees.
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
•Restructuring charges and fees. We incur restructuring charges, inventory impairment and other inventory related costs associated with the re-engineering of our IBC capacity, and fees related to reorganization plans and business acquisition aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges and fees are excluded from non-GAAP gross profit (loss), non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges and fees from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.

•Remeasurement loss (gain) on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200.0 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss (gain) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Equity in losses of unconsolidated investees. This relates to the loss on our former unconsolidated equity investment HSPV. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.
•Loss related to settlement of price escalation dispute. This relates to loss arising from the settlement of price escalation dispute with a polysilicon supplier related to our long term, firm commitment polysilicon supply agreement. This is excluded from our Adjusted EBITDA financial measure as it is non-recurring and not reflective of ongoing operating results. As such, management believes that it is appropriate to exclude such charges as the loss does not contribute to a meaningful evaluation of our past operating performance.

Reconciliation of Non-GAAP Financial Measures

	Fiscal Year Ended
(In thousands)	December 31, 2023	January 1, 2023
Gross profit (loss)(3)	$78,115	$(47,948)
Stock-based compensation	989	1,535
Restructuring charges and fees(1)	24,839	—
Loss related to settlement of price escalation dispute	—	15,170
Non-GAAP Gross profit (loss)(3)	103,943	(31,243)

GAAP Operating expenses	297,320	152,346
Stock-based compensation	(17,338)	(13,045)
Restructuring charges and fees(2)	(126,854)	(5,632)
Non-GAAP Operating expenses	153,128	133,669

GAAP Net loss attributable to the stockholders(3)	$(275,829)	(267,424)
Interest expense, net	33,051	27,812
(Benefits from) provision for income taxes	(626)	32,191
Depreciation	55,685	56,470
Amortization	195	272
EBITDA(1)	(187,524)	(150,679)
Stock-based compensation	18,327	14,580
Loss related to settlement of price escalation dispute	—	15,170
Restructuring charges and fees	151,693	5,632
Remeasurement loss (gain) on prepaid forward	18,363	(2,411)
Equity in losses of unconsolidated investees and related gain	2,811	9,072
Adjusted EBITDA	3,670	(108,636)
(1)For fiscal year ended December 31, 2023, $24.3 million of inventory write-down and related charges connected to the re-engineering activities of our IBC manufacturing capacity as further described in footnote (2)
(2)For fiscal year ended December 31, 2023, $127.1 million related to cost associated with rebalancing our global operations and re-engineering of our IBC manufacturing operations. Of this amount, $74.5 million related to impairment of long-lived assets, $39.1 million related to contract termination cost as part of restructuring activities, and $13.6 million related to the global reduction in force, including severance payment and advisory fees.
(3)The Company’s GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to supplementary information in the table below.
Supplementary information affecting GAAP and Non-GAAP results

		Fiscal Year Ended
(In thousands)	Financial statements item impacted	December 31, 2023	January 1, 2023
Incremental cost of above market polysilicon(1)	Cost of revenue	$525	$11,329
Loss on ancillary sales of excess polysilicon(2)	Cost of revenue	—	8,328

(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier, which ended in the fiscal year 2022, and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter. The Company has sold all the inventories produced using such polysilicon during fiscal year 2023 and do not expect to incur future charges.
(2)In order to reduce inventory and improve working capital, we had periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss.

5.B. LIQUIDITY AND CAPITAL RESOURCES
Current Sources of Liquidity and Capital Resources
As of December 31, 2023, we had unrestricted cash and cash equivalents of $190.2 million, restricted cash of $5.3 million as compared to $227.4 million of unrestricted cash and cash equivalents, $40.5 million of restricted cash and $76.0 million short-term securities as of January 1, 2023.
Our primary sources of liquidity are cash generated from operations, customer advances in connection with certain of our supply agreements, financing obtained through equity issuance, convertible debt issuances and a revolving credit facility. Refer to “Note 5. Revenue from contracts with customers” to our consolidated financial statements for more details on the amortization of the customer advances. The Company has also pledged certain equipment assets and inventory to serve as collateral for some of these advances from customers. See also “Note 11. Debt and Credit Sources” and “Note 14. Common Stock” to our consolidated financial statements for more details on the debt and equity financings.
Cash Flows
A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents is as follows:

	Fiscal Year Ended
	December 31, 2023	January 1, 2023
(In thousands)
Net cash (used in) provided by operating activities	$(254,296)	$3,437
Net cash provided by (used in) investing activities	13,926	(139,301)
Net cash provided by financing activities	167,951	211,474
Operating Activities
Net cash used in operating activities in fiscal year 2023 was $254.3 million and was primarily driven by net loss of $275.7 million and an unfavorable change in working capital of $171.6 million. This was offset by (i) non-cash charges of $162.2 million related to impairment of property, plant and equipment, depreciation and amortization, stock-based compensation, excess or obsolete inventories and other non-cash charges; (ii) $9.1 million non-cash interest expense primarily attributable to amortization of stock lending fees and accretion associated with the Green Convertible Notes and 2027 Notes; (iii) non-cash equity in losses of unconsolidated investee of $2.8 million; and (iv) non-cash remeasurement loss on Prepaid Forward of $18.4 million.
The unfavorable working capital movement arose from a net utilization of $55.1 million of contract liabilities, mainly from advance collections from customers for certain sale contracts, a decrease of $97.7 million in accounts payable and other accrued liabilities due to timing of settlement of invoices, an increase in inventories of

$43.5 million, increase in accounts receivables of $8.3 million, primarily attributable to billing and collection cycles. These are partially offset by a decrease in prepaid expenses and other assets of $29.7 million.
Net cash provided by operating activities in fiscal year 2022 was $3.4 million and was primarily driven by (i) non-cash charges of $89.2 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (ii) a $7.1 million non-cash interest expense primarily attributable to amortization of stock lending fees and accretion associated with the Green Convertible Notes and 2027 Notes; (iii) non-cash equity in losses of unconsolidated investee of $9.1 million; and (iv) a favorable change in working capital of $158.8 million.
The significant cash movements within the working capital are a $195.7 million increase in contract liabilities arising from advance collections from customers, an increase in accounts payable and other accrued liabilities of $70.6 million due to timing of settlement of invoices. This was offset by a $106.6 million increase in inventories, $13.9 million increase in prepaid expenses and other assets and increase in accounts receivables of $15.3 million, primarily attributable to billing and collection cycles.
Investing Activities
Net cash provided by investing activities in fiscal year 2023 was $13.9 million. This is primarily due to net redemption of short-term securities amounting to $76.0 million and proceeds from asset held for sale of $6.0 million, which is partially offset by $67.5 million of capital expenditures.
Net cash used in investing activities in fiscal year 2022 was $139.3 million, which was primarily due to investment in short-term securities amounting to $76.0 million and capital expenditures amounting to $63.3 million.
See “Item 4.A. History and Development of the Company – Principal Capital Expenditures” for more information.
Financing Activities
Net cash provided by financing activities in fiscal year 2023 was $168.0 million. The significant cash activities were the proceeds from the issuance of common stock of $193.5 million offset by net debt repayment of $25.0 million. The gross inflows and outflows for the year were $389.1 million and $221.2 million respectively.
Net cash provided by financing activities in fiscal year 2022 was $211.5 million. The significant cash activities were the proceeds from the issuance of the 2027 Notes of $187.2 million, and additional debt borrowed of $25.3 million. The gross inflows and outflows for the year were $445.7 million and $234.2 million respectively.
Material Cash Requirements
As of December 31, 2023 and January 1, 2023, our outstanding debt was $433.6 million and $459.2 million, respectively.
We expect total capital expenditures ranging from $70 million to $100 million in fiscal year 2024. As of December 31, 2023, we had $70.5 million committed to capital expenditures through the issuance of purchase orders. The capital expenditures mainly relate to the conversion of our legacy Maxeon 3 capacity in the Philippines to Maxeon 7 technology and equipment for manufacture of our Performance line products in Malaysia and Mexico. We continue to evaluate our planned investments in our next generation Maxeon 8 technology, various programs to enhance our IT infrastructure and security, certain preparatory activities for our planned multi GW factory in the United States, as well as to support our Beyond the Panel offering.
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
Anticipated Sources of Funds
The Company has suffered recurring losses from operations and had an accumulated deficit of $796.1 million as of December 31, 2023. Further, since the third quarter of 2023, the worldwide solar industry has suffered from oversupply and intense competition, as well as lower demand in our key markets driven by regulatory changes and a higher global interest-rate environment. All these factors have contributed to a steep fall in average selling prices that has negatively impacted our revenue, profitability and cash flows. Furthermore, several large customers in the United States have cancelled or deferred their off-take commitments, further contributing to the deterioration of the Company’s financial condition. Our unrestricted cash and cash equivalent balance as at December 31, 2023 was $190.0 million and this has deteriorated to $98.0 million as at March 31, 2024. If the current market conditions persist and the Company is not successful in raising additional capital, the Company will not have sufficient liquidity to meet its financial obligations as and when they come due, and may be required to delay, limit, and/or reduce its operational activities. As such, there is substantial doubt about the Company’s ability to continue as a going concern.
As part of the efforts to raise additional financing to alleviate the substantial doubt on going concern, management has received a funding commitment from our largest shareholder. TZE has agreed to provide long-term funding of up to $197.5 million in debt, equity-linked and/or equity financing, subject to certain conditions and regulatory approvals. These conditions include but are not limited to the restructuring of the Company’s Green Convertible Notes (as defined under “Note 11. Debt and Credit Sources.”) on terms mutually acceptable to the Company and the noteholders, as well as certain regulatory approvals in China and the United States. These financing plans have obtained the approvals of the board of directors for both TZE and the Company. In addition, the Company has taken steps to enhance its ability to fund its operational expenses by reducing various costs and additionally, is prepared to take additional steps as and when necessary to further reduce its operating costs. In aggregate, while there can be no assurances that the Company will be able to obtain the needed financing which is subjected to regulatory approvals, management believes that the funding plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Accordingly, we have prepared the consolidated financial statements on the going concern basis.

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
The Company will continue to pursue opportunities to seek additional funding from time to time to fund capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as reducing discretionary capital expenditures, selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, including termination of our contractual relationship with SunPower, ongoing restructuring efforts, uncertain inflationary environment and a prolonged period of high interest rates, supply chain challenges, as well as the worldwide uncertainty created by ongoing wars and conflicts, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our short and long-term liquidity needs. Our short and long-term liquidity needs would be further negatively impacted if the macro conditions set forth above worsen or last a sustained period of time. See also Risk Factor “We may be unable to obtain access to external financing necessary to make adequate capital expenditures necessary to improve our profitability, remain competitive and grow our business.”.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.
Liabilities Associated with Uncertain Tax Positions
Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement will be made for our liabilities associated with uncertain tax positions in other long-term liabilities. As of December 31, 2023 and January 1, 2023, the liabilities associated with uncertain tax position was $5.5 million and $16.8 million, included within “Other long-term liabilities” in our Consolidated Balance Sheets, respectively. The long-term unrecognized tax benefits are not expected to be paid within the next twelve months.
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
Our exposure to movements in foreign currency exchange rates is primarily related to sales to European customers that are denominated in Euros. Revenue generated from these European customers represented 34% and 41% of our total revenue in fiscal years 2023 and 2022, respectively. A 10% change in the Euro exchange rate would have impacted our revenue by approximately $37.8 million and $43.7 million in fiscal years 2023 and 2022, respectively.
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

As at December 31, 2023, we had designated outstanding cash flow hedge forward contracts with a notional value of $111.8 million to hedge the exposure of Euro and Australian dollar against U.S. dollar. Because we hedge some of our expected future foreign exchange exposure, if associated revenues do not materialize we could experience a reclassification of gains or losses into earnings. Such a reclassification could adversely impact our revenue, margins and results of operations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.
We conduct hedging activities which involve the use of forward currency contracts that are designed to hedge our balance sheet exposure to changes in the foreign exchange rate between the U.S. dollar and other currencies although these contracts are not designated as hedging instruments. As at December 31, 2023 and January 1, 2023, we had outstanding forward currency contracts with aggregate notional values of $26.3 million and $14.9 million, respectively.
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
We entered into agreements with a vendor that specify future quantities and fixed pricing, except for adjustment for different product specifications, of silicon wafers to be supplied through fiscal year 2024. As of December 31, 2023, we have yet to make the advances to the supplier.
We enter into foreign currency derivative contracts with high-quality financial institutions and limit the amount of credit exposure to any single counterparty. As of December 31, 2023, the foreign currency derivative contracts are limited to a time period of nine months or less. We regularly evaluate the credit standing of our counterparty financial institutions.
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

Equity Price Risk Involving Minority Investments in Joint Ventures and Other Non-Public Companies
Our investments held in our joint ventures and other non-public companies expose us to equity price risk. As of January 1, 2023, investments of $3.1 million, are accounted for using the equity method. As the Company is not contractually obligated to provide additional funding to the joint venture and therefore, the maximum exposure to loss is restricted to the carrying amount of the investment. Accordingly, the carrying amount of such equity method investment is nil as of December 31, 2023.
As of December 31, 2023 and January 1, 2023, investments of $4.0 million for both period, are accounted for using the measurement alternative method.
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
Quantitative and Qualitative Disclosures About Market Risk
See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Our research and development spending totaled $45.7 million and $49.7 million for the fiscal years 2023 and 2022, respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3.D. Risk Factors.” For further information on our research and development policies and additional product information, see “Item 4.B. Business Overview.”
5.D. TREND INFORMATION
Please see “Item 5.A. Operating Results—Trends and Uncertainties” and “Item 4.B. Business Overview—Our Markets” for trend information.
5.E. CRITICAL ACCOUNTING ESTIMATES
Please see “Item 5.A. Operating Results—Critical Accounting Policies and Significant Estimates” for critical accounting estimates information.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
Our Constitution provides that, subject to the regulations of Maxeon contained in the Constitution for the time being in force, the minimum number of directors is two and the maximum number is ten. We may vary the maximum number of directors by ordinary resolution from time to time. In accordance with the terms of the Shareholders Agreement, the Maxeon Board consists of ten directors, including two TotalEnergies designees, three TZE designees, four independent directors and Maxeon’s chief executive officer.

Director	Age	Appointment Date
William Mulligan, Chief Executive Officer	64	January 23, 2023
Kris Sennesael, Independent Director	55	June 7, 2022
Donald Colvin, Independent Director	71	August 13, 2020
Steve Leonard, Independent Director	62	June 7, 2021
David Li, Independent Director	52	September 15, 2023
Nikita Taldykin, TotalEnergies designee	44	October 25, 2021
Alban d’Hautefeuille, TotalEnergies designee	51	November 16, 2023
Shen Haoping, TZE designee	61	May 9, 2023
Xu Luo Luo, TZE designee	41	January 18, 2023
Sean Wang, TZE designee	60	October 17, 2022
Biographies
William Mulligan, Chief Executive Officer
William Mulligan is our Chief Executive Officer and member of our Board of Directors. Before joining Maxeon, he served as the Chief Operating Officer for Sila Nanotechnologies, a battery materials company. Prior to that, Dr. Mulligan held senior leadership positions at SunPower Corporation, including Executive Vice President of Global Operations, Vice President Technology Strategy and Vice President Research and Development. He was also President and Chief Executive Officer at SolarBridge Technologies, a micro inverter company. Before that he has held engineering roles at AstroPower and Fairchild/National Semiconductor. Dr. Mulligan has almost 30 years of solar industry experience and over 30 technical publications relating to solar technology to his credit. Dr. Mulligan holds a B.A. in History and a B.S. in Chemistry from the University of Washington, a M.S.E. in Chemical Engineering from the University of Michigan, and a Ph.D. in Materials Science from Colorado School of Mines.
Kris Sennesael
Kris Sennesael serves as an independent director on Maxeon’s Board of Directors, Chairman of the Audit Committee of our Board (the “Audit Committee”), member of the Nominating and Corporate Governance Committee and member of the Coordination Committee. Kris Sennesael is currently the Senior Vice President and Chief Financial Officer of Skyworks Solutions, an innovator of high performance analog semiconductors with over $5 billion in revenues. Previously, Mr. Sennesael served as Chief Financial Officer for Enphase Energy, a semiconductor-based renewable energy solutions provider, from September 2012 to August 2016. Earlier, he served as Chief Financial Officer for Standard Microsystems Corporation, a global fabless semiconductor company, from January 2009 to August 2012, prior to which he held financial positions at ON Semiconductor, AMI Semiconductor, and Alcatel Microelectronics. Mr. Sennesael graduated from the University of Ghent, Belgium, with a Bachelor of Economics and Master of Economics, and from the Vlerick Management School with a Master in Business Administration.
Donald Colvin
Donald Colvin serves as an independent director and Chairman of Maxeon’s Board, Chairman of the Compensation Committee and member of the Audit Committee. Mr. Colvin also serves as an independent director and chairman of the audit committee for Viavi Solutions and Agilysys. Mr. Colvin has served on other boards throughout his career, including as an independent director on the audit committee for Applied Micro Circuits Corporation and Isola and an advisory board member for Conexant Systems. Mr. Colvin was interim Chief Financial Officer for Isola during 2015 and 2016, appointed by their board to restructure the company, and prior to this was Chief Financial Officer of Caesars Entertainment Corporation from November 2012 to January 2015. Mr. Colvin has also served as Chief Financial Officer for ON Semiconductor Corp., Amtel Corporation and European Silicon

Structures. Mr. Colvin has also held a number of financial leadership positions for multinational companies. Mr. Colvin holds a B.A. in economics and an M.B.A. from the University of Strathclyde in Scotland.
Steve Leonard
Steve Leonard serves as an independent non-executive director on Maxeon’s Board of Directors, as Chairman of the Nominating and Corporate Governance Committee and the Coordination Committee, and as a member of the Audit Committee. Mr. Leonard also currently serves as an independent non-executive director of Singapore Post Ltd. (SingPost), an international leader in e-commerce logistics and services; of AsiaSat, a privately held Hong Kong-based satellite operator; and of SC Bank Solutions (Singapore) Ltd., a digital-banking joint venture between Standard Chartered Bank and NTUC Enterprise. Mr. Leonard is also a Managing Partner with SDG Impact Japan, a sustainability-focused investment platform based in Tokyo and is a venture-investment advisor to Singularity University. Mr. Leonard serves on the advisory board of Cambridge Innovation Capital, a deep-tech venture capital firm with strong links to the University of Cambridge in England. Mr. Leonard has over 30 years of experience in the private sector building information technology companies throughout Europe and Asia. Mr. Leonard also has seven years of experience in the public sector working for the Singapore government in which he led various national efforts to expand entrepreneurial and corporate-innovation ecosystems as part of an innovation-led economy.
David Li
David Li serves as an independent director on Maxeon’s Board of Directors and member of the Audit Committee and the Compensation Committee. Mr. Li has over 25 years of experience in the semiconductor industry. From 2015 to 2022 he was Chief Executive Officer, President, and a board member of CMC Materials, a leading global supplier of specialty materials focused on the semiconductor and energy industries with over $1 billion USD in revenues. From 2006 and 2015, Mr. Li served as Vice President Asia Pacific Region and also held various leadership positions at CMC Materials. From 1997 and 2006 he covered a variety of senior engineering, sourcing, investor relations, and corporate development roles. David Li currently sits on the board of Coorstek, a company which specializes in the manufacture of high-performance ceramics for advanced applications. Mr. Li graduated from the Purdue University, West Lafayette, IN, in 1995 with a Bachelor of Science in Chemical Engineering, and from the Northwestern University (Kellogg), Chicago, IL, in 2002 with a Master in Business Administration (MBA).
Nikita Taldykin
Nikita Taldykin serves as a director designated by TotalEnergies on Maxeon’s Board of Directors and member of the Nominating and Corporate Governance Committee. Since 2018, Mr. Taldykin has been the Vice President and General Counsel – Upstream and Corporate Services of TotalEnergies American Services, located in Houston, Texas. In this role, he sits on several management committees and boards of directors and is responsible for corporate governance and managing legal and compliance affairs for TotalEnergies’ upstream affiliates in the United States. He joined TotalEnergies in 2010 and has since held several business development and legal roles. Mr. Taldykin began his career in private practice at Vinson & Elkins LLP, where he focused on domestic and cross-border energy transactions across Asia-Pacific, Europe, North America, Africa, Latin America and the Caribbean. Mr. Taldykin obtained a Bachelor of Arts in Government and Economics from Georgetown University and a Juris Doctor from Georgetown University Law Center, located in Washington, D.C
Alban d’Hautefeuille
Alban d’Hautefeuille serves as a director designated by TotalEnergies on Maxeon’s Board of Directors and member of the Compensation Committee and the Coordination Committee. Since 2019, Mr. d’Hautefeuille has been the Director in charge of Asia Pacific within Offshore Line Business Unit of Total Renewables, located in Singapore. He joined TotalEnergies in 1997 and has since held various finance and business management positions in Africa, Middle East and Asia. In 2013, Mr. d’Hautefeuille moved to the then nascent New Energies Unit (later be came REN division within Gas Renewables & Power). Mr. d’Hautefeuille was successively in charge of solar utility-scale developments in Asia and Middle East until 2017. From 2018 to 2019, he oversaw the launching of a distributed solar activity in the Middle East too. Mr. d’Hautefeuille graduated from EDHEC Business Schools (MSc) and Dauphine University.
Shen Haoping
Shen Haoping serves as a director designated by TZE on Maxeon’s Board of Directors and member of the Coordination Committee. He is the Vice Chairman and CEO of TCL Zhonghuan Renewable Energy Technology Co. Ltd., a public company listed at Shenzhen Stock Exchange. Currently Mr. Shen is also a board member and Senior Vice President of TCL Technology Group Corporation. He was ranked as one of the best CEOs by Forbes China in 2022. Mr. Shen has many years of experience in the design and manufacturing of photovoltaic mono silicon materials. He has presided over several key large-scale R&D projects, and led TZE to win the top industry honors such as China patent excellence award, China innovation-oriented enterprise and Forbes China potential enterprise. Under Mr. Shen’s leadership, TZE has built a world-leading photovoltaic silicon ingot and wafer R&D, manufacturing and sales organization. Mr. Shen received his Bachelor’s Degree in semiconductor physics from Lanzhou University.
Xu Luo Luo
Mr. Xu Luo Luo serves as a director designated by TZE on Maxeon’s Board of Directors and member of the Nominating and Corporate Governance Committee. Mr. Xu Luo Luo is the Associate President of TCL Group since 2018, in this role, he is responsible for corporate development, merger and acquisition, partnership, strategic investment and capitalization, he sits on several management committees including TCL Group investment committee and TCL Capital, and he has held various management positions within TCL Group since 2012. Mr. Xu also currently serves as vice-chairman at Printronics Circuit, a specialized PCB manufacturer listed on Shenzhen Stock Exchange, director at Homa, a refrigerator ODM manufacturer listed on Shenzhen Stock Exchange; he has served on other boards throughout his career, including as Chairman of Highly, a consumer electronics distributor listed on Beijing Stock Exchange. Previously, he has held various management position at BAIC/Foton Motor, a commercial vehicle manufacturer listed on Shanghai Stock Exchange, and AVL, a world’s leading mobility technology provider for development, simulation and testing of powertrain. At TCL, he has led numerous growth and transformation initiatives, including spin-off of TCL Industries (incl. TCL Electronics, the world’s leading TV manufacturer listed on Hong Kong Stock Exchange, and Tonly, a leading audio and video ODM manufacturer) from TCL Group, TCL acquisition of Zhonghuan, one of the world’s top solar ingot and wafer manufacturer listed on Shenzhen Exchange, Printronics Circuit, and Homa. Mr. Xu holds a bachelor degree in computer science, and postgraduate degree in excellence management from University of Warwick.
Sean Wang
Mr. Sean Wang serves as a director designated by TZE on Maxeon’s Board of Directors and member of the Compensation Committee. Mr. Wang is the Executive President of International Operations for TZE. Prior to his role at TZE, he was Chairman of Shanghai E-Talent Digitech Investment from October 2019 to June 2022. Earlier, Mr. Wang served as the Senior Vice President and Chief Investment Director of ENN Group from March 2018 to September 2019 and has held senior management roles at ENN Energy Holdings Limited. Prior to this, Mr. Wang was a managing partner at Sino-Sin Investment Fund and an Executive Director and Chief Financial Officer at China Rongsheng Heavy Industries Group, and has held various other executive leadership roles during his career. Mr. Wang graduated from Hamline University in 1986 with a Bachelor of Economics and from the Carlson School of Management at the University of Minnesota with a Master of Business Administration in 1989.

Senior Management
The following table sets forth information regarding our senior management as of the date of this Form 20-F. William Mulligan serves as our Chief Executive Officer.

Name	Age	Title	Appointment Date
Kai Strohbecke	53	Chief Financial Officer	March 15, 2021
Lindsey Roon Wiedmann	46	Chief Legal & Sustainability Officer	August 21, 2020
Peter Aschenbrenner	68	Chief Strategy Officer	August 21, 2020
Tiffany See	48	Chief Human Resources Officer	August 21, 2020
Ralf Elias	53	Chief Product Officer	July 1, 2021
Matt Dawson	46	Chief Technology Officer	March 15, 2023
Vikas Desai	55	Chief Commercial Officer	April 1, 2024
Biographies
Kai Strohbecke, Chief Financial Officer
Kai Strohbecke who joined Maxeon on March 15, 2021 is our Chief Financial Officer. Mr. Strohbecke most recently served as the Vice President Finance and Global Operations Controller for Micron Technology. Prior to 2013, he served for ten years as CFO at Inotera Memories, a memory semiconductor manufacturing company located in Taiwan that he helped list on the Taiwan Stock Exchange in 2006. Before 2003, Mr. Strohbecke worked in various management roles with increasing responsibility at Infineon and Siemens Semiconductor Group. Mr. Strohbecke holds a bachelor’s degree in Business Administration from Berufsakademie Mannheim, Germany and a joint EMBA degree from Tsinghua University (Beijing) and INSEAD.
Lindsey Roon Wiedmann, Chief Legal & Sustainability Officer
Lindsey Wiedmann is our Chief Legal & Sustainability Officer and leads our global legal and sustainability teams. During her decade with SunPower before continuing with Maxeon in 2020, she has provided legal expertise in the areas of project finance and development, mergers and acquisitions, joint ventures, corporate governance, compliance, disputes and other significant matters in support of the residential, commercial and power plant business units globally with legal teams in France, Mexico and the United States. Ms. Wiedmann was also the lead SunPower attorney for 8point3 Energy Partners LP’s initial public offering in 2015 and nearly three years of acquisitions and operational activity as a public company. Prior to joining SunPower, Ms. Wiedmann spent six years practicing project finance at Latham & Watkins LLP in San Francisco and Singapore. Ms. Wiedmann received her Bachelor of Science degree from University of California, San Diego and her Juris Doctor degree from Columbia Law School.
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
Ralf Elias, Chief Product Officer
Mr. Elias brings more than two decades of executive experience to Maxeon, including serving as Global Vice President IoT/Global Business Development and Partnerships at Samsung Electronics. Prior to that, Mr. Elias worked for 14 years in various management roles with increasing responsibility at Vodafone Group, where he became Group Head of Products and Innovation, and General Manager Product Development. At Vodafone he led numerous innovative engineering and commercial projects for add-on services culminating in the development of the global SMART HOME and Consumer IoT strategy. Mr. Elias holds a Bachelor degree in mechanical engineering from the University of Essen, and an MBA from the Technical University of Munich.
Matt Dawson, Chief Technology Officer
Matt Dawson is our Chief Technology Officer. Before joining Maxeon, he served as the Vice President of Technology at Sila Nanotechnologies, a battery materials company. Prior to that, he held various leadership roles at SunPower Corporation, where in 2019 he became Vice President of Research and Development and was responsible for technology strategy, cell and module product development, and the company's R&D lab infrastructure. With over 15 years' experience developing and deploying products across the solar energy value chain, Matt Dawson has a proven track record of scaling innovation from R&D stage to volume manufacturing and delivering success in competitive commercial environments. Mr. Dawson holds a B.A. in English Literature, a B.Sc. in Engineering Physics, and an Executive MBA from Queen’s University (Kingston, Canada), and a MASc. in Engineering Physics from the University of British Columbia (Vancouver, Canada).
Vikas Desai, Chief Commercial Officer
Vikas Desai is Maxeon’s Chief Commercial Officer, responsible for our global go-to-market and customer-facing functions. A solar energy and technology executive with over twenty years’ experience, Mr. Desai has built and scaled multiple global businesses spanning hardware and software for both B2B and B2C. He joined Maxeon following the Company’s acquisition of assets from Complete Solaria in October 2023, where he had served as President since October 2021. Previously, he has held leadership roles at Powerside, Flextronics, SunEdison, SunPower, EchoFirst and other technology companies. Mr. Desai received an MBA from the University of California, Berkeley, Haas School of Business, a Master’s degree in Power Electronics Engineering from Loughborough University, and his Bachelor’s degree in Electrical Engineering from L.D. College of Engineering.
6.B. COMPENSATION
Non-Employee Director Compensation
In August 2020, our Board adopted a policy for cash and equity-based compensation that shall be payable to eligible non-employee members of the Board who are not nominated representatives of TotalEnergies and TZE, or their corporate affiliates (“Outside Directors”). This Outside Directors compensation policy was revised from Jaunary 1, 2024.
Each eligible Outside Director is eligible to receive an annual fee as set forth below, for services performed for the Board in accordance with the following Committee-based fee structure (the “Annual Fees”):

Board Role	Fees Paid in Cash		Fees Paid in Equity (USD)
	Chairman	Member	Chairman	Member
Board	$115,000	$72,000	$200,000	$200,000
Audit Committee	$23,000	$13,000
Compensation Committee	$16,000	$8,000
Nominating & Corporate Governance Committee	$15,000	$6,000
Coordination Committee	—	—
Each Outside Director shall be eligible to receive an Annual Fee of $200,000 in equity plus Annual Fee in cash equal to the sum of the cash fees for service on the Board and for service as a Chair and/or Member of one or more Committees of the Board, if any, for the Company’s fiscal year. The Chairman of the Board, if he or she qualifies as an Outside Director, shall be eligible to receive an Annual Fee of $200,000 in equity plus Annual Fee in cash equal to the sum of the fees for service as the Chairman of the Board and for service, as a Chair and/or Member of one or more Committees of the Board, if any, for the Company’s fiscal year. RSUs will vest immediately upon grant.
A stock ownership guidelines policy was adopted by the Company in June 2021, requiring Outside Directors to hold Maxeon shares equal or greater than 3x annual cash retainer fees. Outside Directors have five years to achieve compliance.
For fiscal year 2023, we paid and accrued fees and compensation of approximately $0.4 million and granted 58,821 RSUs to our Outside Directors.
Executive Officer Compensation
Our Executive Compensation program for fiscal year 2023 include the following:
•A Corporate Bonus Plan (“CBP”) payable annually in the form of cash. The payouts are dependent on meeting a number of corporate and individual objectives, including Maxeon’s financial performance and achievement of key results, as well as individual performance;
•Time-based RSUs that generally vest over three years;
•Performance-based restricted stock units (“PSUs”) that generally vest over two years after achieving performance targets as determined from time-to-time; and
•Transformation Performance Share Unit Plan (“Transformation PSU Plan”) with a number of PSUs to be vested after achieving certain targets for the respective performance period (“Transformation PSU Grant”). 40% of the Transformation PSU Grant will vest in two equal annual installments, upon achieving the one-year target and 60% of the Transformation PSU Grant will vest in two equal annual installments, upon achieving the two-year target. The vesting of the award is subjected to continuous service through the applicable vesting date. The Transformation PSU Plan is introduced to replace the previous Transformation Incentive Plan (“TIP”) that was granted in fiscal year 2022 which has since been terminated with the grant of the Transformation PSU Plan. The introduction of the Transformation PSU Plan modified the key terms and conditions of TIP from performance-based condition to a market-based condition, and accordingly has been treated as modification of award from liability award to equity award. The modification affected 8 grantees who were previously qualified for the TIP but did not result in a significant incremental compensation cost.

A stock ownership guidelines policy was adopted by the Company in June 2021, requiring the Chief Executive Officer to hold Maxeon shares equal or greater than 3x annual base salary and other Executive Officers to hold Maxeon shares equal or greater than 1x annual base salary. Executive officers have five years to achieve compliance.
For fiscal year 2023, we paid and accrued compensation of approximately $6.7 million and granted 671,918 RSUs and 1,299,676 PSUs to our Executive Officers. The amount of compensation paid include benefits-in-kind such as insurance premiums, retirement plans and other benefits as the Company deems suitable.
Our Singapore subsidiaries are required by the laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for all employees, including executive officers, working in Singapore who are Singapore citizens or permanent residents and employed by our Singapore subsidiaries as prescribed under the Central Provident Fund Act 1953 of Singapore. The contribution rates vary, depending on the age of the employees.
6.C. BOARD PRACTICES
General
The composition of the Maxeon Board and committees of the Maxeon Board are governed by our Constitution, together with the Shareholders Agreement. The current term of office for our independent directors will expire at our next annual meeting and the directors who serve as designees pursuant to the Shareholders Agreement shall continue to serve in accordance with the Shareholders Agreement or until their successor is designated by such designating shareholder. For the appointment dates of the members of the Maxeon Board, refer to “Item 6.A Directors and
Senior Management.” None of our directors are party to an agreement providing for benefits upon termination of employment.
Composition of the Maxeon Board
The Maxeon Board consists of 10 directors, including two TotalEnergies designees, three TZE designees, four independent directors and our Chief Executive Officer. Mr. Colvin is the Chairman of the Maxeon Board. The Chairman is entitled to a casting vote in the case of an equality of votes.
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
Audit Committee
Messrs. Sennesael (Chair), Leonard, Colvin and Li are members of the Audit Committee.
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
•oversee our privacy and data security risk exposures and mitigations, including the strategic direction, objectives, and effectiveness of our cybersecurity risk management framework; and
•provide to the Maxeon Board such information as it may deem necessary to make the Maxeon Board aware of the financial matters requiring its attention.
Compensation Committee
Messrs. Colvin (Chair), D’Hautefeuille, Wang and Li are members of the Compensation Committee.
The purpose of the Compensation Committee is primarily to:
•implement, review and modify the compensation of the Maxeon Board and senior management;
•oversee our compensation philosophy; and
•administer our equity incentive plans.
Coordination Committee
Messrs. Leonard (Chair), Sennesael, D’Hautefeuille and Shen are members of the Coordination Committee.
The purpose of the Coordination Committee is primarily to discuss our business opportunities and our performance against targets set forth in our approved annual budget.
Nominating and Corporate Governance Committee
Messrs. Leonard (Chair), Sennesael, Taldykin and Xu are members of the Nominating and Corporate Governance Committee.
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
The table below provides certain highlights of the composition of our directors. Each of the categories listed in the below table has the meaning as it is used in Rule 5605(f) of the Nasdaq Listing Standards (the “Nasdaq
Listing Rules”).

Board Diversity Matrix (As of May 21, 2024)
Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	10	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Our Board Diversity Matrix as of February 24, 2023, can be found on our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on March 7, 2023, and is available on EDGAR at sec.gov. Under the Nasdaq Listing Rule 5605(f), Nasdaq-listed companies that are also foreign private issuers are required to have at least one “diverse” (as defined by the Nasdaq Listing Rules) director prior to December 31, 2023, and at least two “diverse” directors by December 31, 2025, or otherwise explain the reasons for not meeting this diversity objective.

The composition of our Board of Directors does not currently meet Nasdaq’s diversity objective, as shown in the above Board Diversity Matrix. We are mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of our Board of Directors, and as described above, our Nominating & Corporate Governance Committee aims to achieve a composition of our Board that reflects the knowledge, experience, skills and diversity required for the Board of Directors to fulfil its duties. In accordance with the

Shareholders Agreement, the composition of our Board of Directors includes five of our directors being nominated by our two largest shareholders, TotalEnergies and TZE, and the pool of those nominees is naturally more limited given the required affiliation with those shareholders. Our Nominating & Corporate Governance Committee is committed to increasing representation of underrepresented individuals and female representation on the Board as vacancies for which it has authority to nominate individuals arise, which is one of several factors to be used in the search process for candidates, whom would also need to meet the Nasdaq independence standards if they were to be also members of our Audit Committee.
Corporate Governance Differences
The NASDAQ allows a foreign private issuer, such as Maxeon, to follow its home country practices in lieu of certain NASDAQ corporate governance standards. We rely on a number of these exemptions, which are described below:
•We rely on an exemption from the requirement that a majority of the Maxeon Board be “independent” as defined by the Nasdaq Listing Rules..

•We rely on an exemption from the requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with the Singapore Companies Act, our Constitution provides that two members of Maxeon present in person (and includes a person attending as a proxy or as representing a corporation which is a member) shall constitute a quorum for a general meeting.
•We rely on an exemption from the requirement that all members of our Compensation Committee be “independent” as defined in the Nasdaq Listing Rules.. While the Maxeon Board established a Compensation Committee, the Singapore Companies Act does not require us to maintain such a committee nor does it impose a requirement that all members are independent. Similarly, Singapore law does not require that we disclose information regarding third-party compensation of our directors or director nominees.
•We rely on an exemption from the requirement that our Nominating and Corporate Governance Committee be “independent” as defined in the Nasdaq Listing Rules. The Singapore Companies Act does not require a Nominating and Corporate Governance Committee to be comprised entirely of independent directors, and nominations of persons for election to the Maxeon Board will be recommended by our Nominating and Corporate Governance Committee whose members are not all independent directors as defined by the Nasdaq Listing Rules.
•We rely on an exemption from the requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Under the Singapore Companies Act, new shares may be issued only with the prior approval of our shareholders in a general meeting. Approval, if granted, shall continue in force until the earlier of:
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

	As of
	December 31, 2023	January 1, 2023	January 2, 2022
	(full-time equivalents)
Marketing & Sales	177	131	96
Production & Supply	3,292	4,788	3,788
Research & Development	176	197	112
General & Administrative	243	228	206
Total	3,888	5,344	4,202
The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by geography for the past three fiscal years.

	As of
	December 31, 2023	January 1, 2023	January 2, 2022
	(full-time equivalents)
Australia	28	28	22
China	43	45	40
Europe	134	111	127
India	1	—	—
Japan	9	10	8
Malaysia	852	1,773	1,408
Mexico	1,626	2,068	1,397
Philippines	918	1,081	1,105
Singapore	112	97	74
South Africa	8	10	10
United Kingdom	5	6	3
United States	152	115	8
Total	3,888	5,344	4,202
Although in certain countries we have works councils and statutory employee representation obligations, our employees are generally not represented by labor unions on an ongoing basis. We have never experienced a work stoppage, and we believe our relations with our employees to be good.
6.E. SHARE OWNERSHIP
The following sets forth the total amount of Maxeon shares directly or indirectly owned by Maxeon’s directors and executive officers as of May 17, 2024. This is based on 54,876,005 Maxeon shares outstanding as of May 21,

2024.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that such person has the right to acquire within 60 days of May 21, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Holder	Maxeon Shares	Percentage Ownership
William Mulligan	87,717	*
Donald Colvin (1)	60,920	*
Steve Leonard(2)	63,431	*
Kris Sennesael(3)	42,398	*
Alban d’Hautefeuille(4)	—	*
David Li(5)	39,963	*
Nikita Taldykin(6)	—	*
Sean Wang(7)	—	*
Shen Haoping(8)	—	*
Xu Luo Luo(9)	—	*
Kai Strohbecke	44,659	*
Lindsey Roon Wiedmann	48,477	*
Peter Claus Aschenbrenner	65,663	*
Tiffany See	56,996	*
Ralf Elias	22,039	*
Matt Dawson	10,045	*
Vikas Desai)	300	*
*Less than 1%.
(1)Represents (i) 60,920 ordinary shares held or beneficially owned by Mr. Colvin, and (ii) NIL ordinary shares issuable upon vesting of RSUs held by Mr. Colvin within 60 days from May 21, 2024.
(2)Represents (i) 63,431 ordinary shares held or beneficially owned by Mr. Leonard, and (ii) NIL ordinary shares issuable upon vesting of RSUs held by Mr. Leonard within 60 days from May 21, 2024.
(3)Represents (i) 42,398 ordinary shares held or beneficially owned by Mr. Sennesael, and (ii) NIL ordinary shares issuable upon vesting of RSUs held by Mr. Sennesael within 60 days from May 21, 2024.
(4)Mr. d’Hautefeuille is an executive officer of TotalEnergies and may be deemed to have beneficial interests in the shares beneficially owned by TotalEnergies, but he disclaims beneficial ownership of such shares.
(5)Represents (i) 39,963 ordinary shares held or beneficially owned by Mr. Li, and (ii) NIL ordinary shares issuable upon vesting of RSUs held by Mr. Li within 60 days from May 21, 2024.
(6)Mr. Taldykin is an executive officer of TotalEnergies and may be deemed to have beneficial interests in the shares beneficially owned by TotalEnergies, but he disclaims beneficial ownership of such shares.
(7)Mr. Wang is a director of TZE and may be deemed to have beneficial interests in the shares beneficially owned by TZE, but he disclaims beneficial ownership of such shares.

(8)Mr. Shen is a director of TZE and may be deemed to have beneficial interests in the shares beneficially owned by TZE, but she disclaims beneficial ownership of such shares.
(9)Mr. Xu is an executive officer of TZE and may be deemed to have beneficial interests in the shares beneficially owned by TZE, but he disclaims beneficial ownership of such shares.
None of our shareholders have different voting rights from other shareholders as of the date of this annual report on Form 20-F.

6.F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. MAJOR SHAREHOLDERS
The information below describes the beneficial ownership of our shares by each person or entity that beneficially own 5% or more of our shares, as of May 21, 2024.
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

As of May 21, 2024, we believe that there were 450 record holders in the United States and no more than 48.6% of our outstanding shares are held of record by residents of the United States.

Holder	Maxeon Shares	Percentage Ownership
TotalEnergies SE(1))(3)	8,000,931	14.6%
Zhonghuan Singapore Investment and Development Pte. Ltd. ("TZE SG")(2)(4)	12,285,692	22.4%
BlackRock, Inc.(5)	5,401,371	10.2%
The Goldman Sachs Group, Inc. and.Goldman Sachs & Co. LLC.(6)	2,702,844	5.1%
(1)Based on the information contained in a Schedule 13D/A filed with the SEC on May 23, 2023 by TotalEnergies SE. TotalEnergies Solar INTL SAS is a direct wholly owned subsidiary of TotalEnergies Gaz Electricité Holdings France SAS, which is an indirect wholly owned subsidiary of TotalEnergies SE. Each of TotalEnergies SE, TotalEnergies Gaz Electricité Holdings France SAS and TotalEnergies Solar INTL SAS have shared voting and dispositive power over 8,000,931 Maxeon shares.
(2)Based on the information contained in a Schedule 13D filed with the SEC on May 24, 2023 by Zhonghuan Singapore Investment and Development Pte. Ltd, a direct wholly owned subsidiary of TZE (“TZE SG”). TZE has shared voting and dispositive power over 12,285,692 ordinary shares. The amount of ordinary shares presented excludes ordinary shares issuable upon conversion of the 2027 Notes held by Zhonghuan Singapore Investment and Development Pte. Ltd. (including ordinary shares issuable upon conversion of any increased principal amount of the 2027 Notes through interest that is payable in kind) as we can elect to settle conversions of the 2027 Notes by paying or delivering, as applicable, cash, ordinary shares or a combination of cash and ordinary shares. We had elected to pay TZE SG 4.0% of the interest payable on the 2027 notes on February 17, 2024 in ordinary shares and subject to TZE SG notifying us in writing that they are able to accept delivery of the ordinary shares in the manner contemplated under the Indenture, we expect to issue TZE SG 820,761 ordinary shares in consideration for 4% of the interest payable on the 2027 Notes.
(3)Based on a denominator equal to the sum of 54,876,005 ordinary shares outstanding on May 21, 2024.
(4)Based on (a) a denominator equal to the sum of (a) 54,876,005 ordinary shares outstanding on May 21, 2024, and (b) the number of ordinary shares issuable upon exercise or conversion of convertible securities within 60 days of May 21, 2024 beneficially owned by the applicable major shareholder.
(5)Solely based on the information contained in a Schedule 13G/A filed with the SEC on April 4, 2024 by BlackRock, Inc. as a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). BlackRock, Inc. has sole voting power over 5,401,371 Maxeon shares and sole dispositive power over 5,401,371 Maxeon shares.
(6)Solely based on the information contained in a Schedule 13G filed with the SEC on February 7, 2024 by The Goldman Sachs Group, Inc. and.Goldman Sachs & Co. LLC jointly as a broker or dealer registered under Section 15 of the Exchange Act and as a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). The Goldman Sachs Group, Inc. and.Goldman Sachs & Co. LLC have shared voting and dispositive power over 2,702,844 Maxeon shares.
On May 19, 2023, the Company completed the Company Offering and the TotalEnergies Offering, each at a price per share of $28.00. In addition, on May 16, 2023,we completed the “2023 TZE Private Placement”.
The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.
We are not aware of any arrangement that may, at a subsequent date, result in a change of our control.
7.B. RELATED PARTY TRANSACTIONS
Agreements with SunPower, TZE and TotalEnergies in Connection with the Spin-off
Maxeon was spun-out from SunPower on August 26, 2020 (the “Spin-off”) as a result of which, we became an independent, public company and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN.”
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
We also entered into certain ancillary agreements that govern the relationships between SunPower and us following the Distribution, including: a tax matters agreement, brand framework agreement and cross license agreement (collectively, the “Ancillary Agreements”), each as previously described in our Registration Statement for fiscal year 2019 on Form 20-F filed on July 2, 2020 and filed as exhibits to our Form 20-F for fiscal year 2020 filed on April 6, 2021 (as incorporated by reference to the exhibits filed on Form 6-K on August 26, 2020). The transition service agreement and collaboration agreement have largely wound down since fiscal year 2022 and the supply agreement has been terminated.
In connection with the TZE Investment, Maxeon, TotalEnergies Solar, TotalEnergies Gaz, and TZE SG, entered into a Shareholders Agreement relating to certain rights and obligations of each of Total and TZE SG bearing on Maxeon’s governance and the ability of TotalEnergies and TZE SG to buy, sell or vote their Maxeon shares. At the closing of the TZE Investment, Maxeon also entered into a Registration Rights Agreement with TotalEnergies and TZE SG, granting each of the shareholders certain registration rights with regard of their Maxeon shares.
Agreements with SunPower

The Company and SunPower entered into the 2022/2023 Supply Agreement on February 14, 2022, pursuant to which we had agreed to supply SunPower with IBC Modules for use in residential installations in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands) (the “Domestic Territory”). On January 5, 2023, the Company and SunPower entered into the 2024/2025 Supply Agreement with an effective date of December 31, 2022, pursuant to which we had agreed to supply SunPower with Maxeon 6 IBC Modules in the Domestic Territory in 2024 and 2025. Following a series of breach notification by both parties, as a result of voluntary negotiations undertaken by both parties in good faith, on November 13, 2023 we entered into an amendment, settlement and release agreement with SunPower (the “SunPower Settlement Agreement”), pursuant to which, among other things, (i) we agreed to supply SunPower with certain volumes of IBC Modules on a “take or pay” basis under the 2022/2023 Supply Agreement against SunPower’s provision of a payment bond to the Company in an amount of not less than $30 million as security for the volumes it has agreed to purchase, (ii) we would be released from the non-circumvention obligations starting January 1, 2024, and the obligation to supply certain of our products exclusively to SunPower from March 31, 2024, (iii) the 2024/2025 Supply Agreement would terminate as of November 13, 2023 and (iv) each party’s obligations related to certain warranty claims . The SunPower Settlement Agreement also contemplated the issuance of warrants on January 1, 2024, which will be exercisable in the period beginning 135 days from the warrant issuance date, through 2025, from SunPower to us and the mutual release of claims arising from the SunPower Supply Agreements, subject to the terms and conditions set forth in the SunPower Settlement Agreement. The SunPower Settlement Agreement was further amended March 7, 2024 to revise the delivery schedule and payment terms between the parties.
Agreements with TZE
Agreements with TZE in Connection with HSPV
On April 26, 2024, our subsidiary, SunPower Manufacturing Corporation Limited, entered into an equity transfer agreement with Zhonghuan Hong Kong Holding Limited, a subsidiary of TZE, for the sale of all of our minority interest (approximately 16.27%) in HSPV, the joint venture our former parent entity, SunPower Corporation, TZE and other former partners established in 2016.
In conjunction with the sale of our interest in HSPV, on April 26, 2024, our subsidiary, Maxeon Solar Private Limited, entered into a non-exclusive and non-transferable intellectual property license agreement with TZE SG, a subsidiary of TZE, to enable HSPV and other subsidiaries of TZE, to develop, manufacture and sell large scale Performance line solar modules worldwide (other than in the United States) and to develop and manufacture rooftop size Performance line solar modules exclusively for Maxeon to sell worldwide, for an upfront license fee of $10 million (“New IP License Agreement”). Under the New IP License Agreement, we and TZE will jointly review licensing and enforcement of intellectual property relating to Performance line solar modules, other than enforcement of patents registered in the United States, and we will share a certain percentage of licensing fees and/ or awards from any enforcement actions relating to Performance line solar modules outside of the United States with TZE.
On April 26, 2024, we and certain of our subsidiaries entered into a termination agreement on with TZE, HSPV and certain other subsidiaries of TZE to terminate (a) the intellectual property license agreement dated February 22, 2017 between us and HSPV, (b) the intellectual property license agreement dated February 8, 2021 between us and Huansheng New Energy (Jiangsu) Co., Ltd.(‘HSNE”), (c) the amended and restated business activities framework agreement dated February 8, 2021 between us and its subsidiary, HSPV, HSNE, and TZE (the “Amended and Restated Business Activities Framework Agreement”), (d) the amended and restated offshore master supply agreement dated February 8, 2021 between us and our subsidiaries, HSPV and HSNE (the “Offshore Master Supply Agreement”) and (e) the temporary intellectual property licensing and business collaboration agreement dated October 22, 2022 between us and our subsidiaries, TZE, HSPV, HSNE and Huansheng New Energy (Tianjin) Co., Ltd.(“HSTJ”).
Also, in conjunction with the sale of our interest in HSPV, on April 26, 2024, we, HSPV and HSNE entered into the 2024 HSPV Master Supply Agreement, pursuant to which we will purchase and HSPV and HSNE will exclusively supply us with rooftop size Performance line solar modules that meet certain criteria (“DG Products”).

The 2024 HSPV Master Supply Agreement provides that the pricing of DG Products will be subject to an indexed pricing mechanism, volumes are to be determined based on a rolling demand forecast and purchase orders issued periodically subject to approvals from our Board. The 2024 Master Supply Agreement also provides for notice to be given to us before any DG Products are discontinued and includes terms relating to operational management, supply chain management, inspection,representations and warranties, and legal compliance. HSPV and HSNE other TZE subsidiaries may sell Performance line solar modules that are of a larger format than the DG Products.
Financing Transactions with TZE
Pursuant to a share purchase agreement, dated May 16, 2023, Maxeon entered into the 2023 TZE Private Placement with TZE SG.
Silicon Wafer Master Supply Agreement
On November 16, 2021, we entered into a silicon wafer master supply agreement with TZE HK, a subsidiary of TZE for the purchase of P-Type G12 wafers which are intended to be incorporated into the Company’s Performance line modules planned for manufacture in Malaysia and Mexico and sale into the United States. The Company expects TZE HK to be its primary wafer supplier for Performance line modules and deliveries commenced in 2022. Deposit arrangements, payment terms and pricing mechanisms will be agreed to with TZE HK for the Company to reserve specified volumes in advance. The master supply agreement also sets out a general framework and customary operational and legal terms which govern the purchases of silicon wafer from TZE by the Company and its subsidiaries, including engineering changes, supply chain management, inspection, representations and warranties and legal compliance. In March 2022, we entered into an addendum to the master supply agreement, pursuant to which TZE HK will supply the Company with wafers to meet the Company’s volume requirements for calendar year 2023. In December 2023, we entered into an addendum to the master supply agreement for the Company’s volume requirement for calendar year 2024 at specified pricing.
In connection with the supply agreement, we made a deposit of $2.1 million as of January 1, 2023, to reserve specified volumes in advance for delivery up to fiscal year 2023, and is recorded in “ Advances to suppliers, current portion” on the Consolidated Balance Sheets. The deposits in connection to the deliveries in calendar year 2024 is expected to be paid in fiscal year 2024.
Agreements with TotalEnergies
Supply Agreements
In November 2016, SunPower and TotalEnergies entered into a 4-year, up to 200 megawatts (“MW”) supply agreement to support the solarization of certain TotalEnergies facilities (the “Solarization Agreement”). The agreement covers the supply of 150 MW of Maxeon 2 panels with an option to purchase up to another 50 MW of Performance line solar panels, in which SunPower received a prepayment totaling $88.5 million. The prepayment is secured by certain of Maxeon’s assets located in Mexico. In February 2021, TotalEnergies and the Company made certain amendments to extend the period of the agreement, product list, pricing, and terms for the repayment of remaining unused prepayment and the release of the assets pledge (the “Amendment to the Solarization
Agreement”).
In March 2023, as a result of the amendment to the solarization agreement, the parties have concluded on the total refund liability as $24.3 million, to be repaid in 12 equal installments from the first quarter of 2023 until the fourth quarter of 2025. The Company has paid three installments in fiscal year 2023.

In November 2021, the Company executed an order request from Danish Fields Solar LLC, a wholly-owned subsidiary of TotalEnergies SE, for the sale of Performance line modules that is governed by a framework agreement entered into between the Company and TotalEnergies Global Procurement on October 27, 2021. After granting security interests in certain assets located in Mexico, the Company received total prepayment of $57.1 million. In March 2022, the order request was amended to change the timing of the utilization of the prepayment. In September 2023, the Company and Danish Fields Solar LLC entered into an Abatement and Amendment Agreement

(the “Amendment and Abatement Agreement”) to amend certain terms to the order request, including the delivery schedule, utilization of the prepayment and abatement conditions for the liquidated damage claim by Danish Fields Solar LLC for the delay from the original schedule. The delivery of the modules was completed in the fourth quarter of fiscal year 2023, after the guaranteed delivery schedule pursuant to the Abatement and Amendment Agreement.
Solar Power Purchase Agreement
In February 2022, the Company, through its subsidiary SunPower Malaysia Manufacturing Sdn Bhd (“SPMY”) entered into a long-term solar power purchase agreement (“PPA”) with TotalEnergies Renewables Malaysia Sdn Bhd (“TotalEnergies Malaysia”), a wholly-owned subsidiary by TotalEnergies SE. Under the PPA, TotalEnergies Malaysia will install and maintain a solar PV system at SPMY’s rooftop for 20 years at a fixed price per kWh with a guaranteed annual energy output ranging from 10.8 GW to 11.9 GW to the SPMY. SPMY has the option to purchase the PV system at any time for a fixed price, which goes down to $0.00 after 20 years. The PV system will be constructed and installed using the Company’s Performance line modules. As of December 31, 2023, the Company and TotalEnergies is in the midst of renegotiating a new terms and conditions to replace this PPA as the underlying conditions have expired.
Dilution Protection Agreement
In connection with the Green Convertible Notes, Maxeon granted to TZE SG an option to purchase an amount of Maxeon shares that would allow TZE to maintain its percentage ownership of outstanding Maxeon shares following any conversion of the Green Convertible Notes as compared to its percentage ownership existing immediately prior to any such conversion.
7.C. INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.
ITEM 8. FINANCIAL INFORMATION
8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please refer to “Item 18. Financial Statements.”
Export Sales
Export sales outside of Singapore constituted 100% of the Company’s total sales during the fiscal years 2023. Such sales accounted for 99% and 100%, respectively, of the Company’s total sales during the fiscal year 2022 and 2021.
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
In addition, under the Separation and Distribution Agreement we entered into with SunPower in connection with the Spin-off, SunPower has agreed to indemnify us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims are reflected on our Consolidated Balance Sheets as of December 31, 2023. While we expect to suffer no material financial liability because these matters are indemnified, it may drain our resources to cooperate with SunPower to defend these claims and our reputation with key stakeholders may be affected.

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
Shareholders’ Meetings
We are required to hold an annual general meeting within six months after the end of each financial year. Our previous financial year ended on December 31, 2023 and subsequent financial years will end on the last day of a period of 12 months after the end of the previous financial year. The Maxeon Board may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders holding not less than one-tenth of the paid-up shares as at the date of deposit carries the right to vote at general meetings (disregarding paid-up capital held as treasury shares). In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders. The Singapore Companies Act requires not less than:
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
The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak on any resolution put before the general meeting. Unless otherwise required by law or by our Constitution, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a simple majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than three-fourths of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore Companies Act, such as an alteration of our Constitution.
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

Singapore Code on Take-Overs and Mergers

The Singapore Take-overs Code regulates, among other things, the acquisition of voting rights of corporations and business trusts with a primary listing in Singapore, public companies and registered business trusts with a primary listing overseas as well as unlisted public companies and unlisted registered business trusts with more than 50 shareholders or unitholders (as the case may be) and net tangible assets of S$5.0 million or more. Any person acquiring an shares, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert (as defined in the Singapore Take-over Code) with such person, in 30% or more of the voting rights of our company, or, if such person holds, either on his own or together with parties acting in concert with such person, not less than 30% but not more than 50% of the voting rights of our company, and such person (or parties acting in concert with such person) acquires additional shares carrying more than 1% of our voting rights of our company in any six-month period, must, except with the consent of the Securities Industry Council of Singapore, immediately extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-overs Code. The primary responsibility for ensuring compliance with the Singapore Take-overs Code rests with parties (including company directors) to a take-over or merger and their advisors.
Under the Singapore Take-overs Code, persons “ acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain individuals and companies are presumed to be acting in concert with each other unless the contrary is established. They include:
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
•a company with any of its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);
•a company and its pension funds and employee share schemes;
•a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;
•a financial or other professional advisor, including a stockbroker, with its clients in respect of the shareholdings of the advisor and persons controlling, controlled by or under the same control as the advisor;
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
Subject to certain exceptions, a mandatory take-over offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror for the voting rights of the offeree company during the offer period and within six months prior to its commencement.
Under the Singapore Take-overs Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. In the case where our company has more than one class of equity share capital, a comparable offer must be made for each class in accordance with the Singapore Take-overs Code and the Securities Industry Council of Singapore should be consulted in advance in such cases. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a take-over of our company by a third party.
The Singapore Take-overs Code generally provides that if the board of an offeree company should bring an offer to its shareholders in accordance with the Singapore Take-overs Code and refrain from an action which will deny the shareholders from the possibility to decide on the offer.
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
Limitations of Liability and Indemnification Matters

Pursuant to the Singapore Companies Act, any provision that purports to exempt an officer of a company (to any extent) from any liability that would otherwise attach to him or her or any provision by which a company directly or indirectly provides an indemnity (to any extent) for an officer of the company against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. This prohibition applies to any provision, whether contained in the company's constitution or in any contract with the company or otherwise. However, the Singapore Companies Act specifically provides that we are allowed to:
•purchase and maintain for any officer of the company insurance against any liability which by law would otherwise attach to such officer in connection with any negligence, default, breach of duty or breach of trust in relation to the company; and
•indemnify any officer against liability incurred by the officer to a person other than the company, except when the indemnity is against: (a) any liability of the officer to pay: (i) a fine in criminal proceedings; or (ii) a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or; (b) any liability incurred by the officer: (i) in defending criminal proceedings in which the officer is convicted; (ii) in defending civil proceedings brought by the company or a related company in which judgment is given against the officer; or (iii) in connection with an application for relief under Sections 76A(13) or 391 of the Singapore Companies Act in which the court refuses to grant the officer relief.

•Furthermore, the Singapore Companies Act also provides that any provision, whether in the constitution or in any contract with a company or otherwise, for exempting any auditor of the company from, or indemnifying the auditor against, any liability which by law would otherwise attach to the auditor in respect of any negligence, default, breach of duty or breach of trust of which the auditor may be guilty in relation to the company is void. However, the Singapore Companies Act specifically provides that we are allowed to:
•indemnify any auditor against any liability incurred or to be incurred by such auditor in defending any proceedings (whether civil or criminal) in which judgment is given in such auditor’s favor or in which such auditor is acquitted; and
•indemnify any auditor against any liability incurred or to be incurred by such auditor in connection with any application under Sections 76A(13) or 391 of the Singapore Companies Act in which relief is granted to such auditor by the court.

Our Constitution provides that, subject to the provisions of and so far as may be permitted by the Singapore Companies Act and any other applicable law, every director, chief executive officer, auditor, secretary or other officer of our company shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him or her in the execution and discharge of his or her duties or in relation thereto and in particular and without prejudice to the generality of the foregoing, no director, secretary or other officer of our company shall be liable for the acts, receipts, neglect or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen to or be incurred by our company in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.
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
Material U.S. Federal Income Tax Considerations

The following summarizes certain U.S. federal income tax considerations to U.S. Holders (as defined below), of owning and disposing of our shares, as well as certain considerations relating to the Spin-off. This summary applies only to U.S. Holders that hold our shares as capital assets (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements.
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
Moreover, no advance rulings have been or will be sought from the IRS regarding any matter discussed in this registration statement.
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

Distributions treated as dividends that are received by a non-corporate U.S. Holder (including an individual) from “qualified foreign corporations” generally qualify for a reduced tax rate so long as (i) the shares on which the dividends are paid are readily tradable on an established securities market in the U.S. or we are eligible for the benefits of a comprehensive income tax treaty with Singapore, (ii) we are not a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met.. Dividends paid on our shares should qualify for the reduced rate if we are treated as a “qualified foreign corporation” by virtue of our stock with respect to which such dividend was paid being readily tradable on NASDAQ. The United States does not currently have a comprehensive income tax treaty with Singapore, therefore, if our shares are not considered to be readily tradable on an established securities market in the United States (such as NASDAQ), we will not be treated as a “qualified foreign corporation” and dividends with respect to our shares will not qualify for the reduced rate.

Dividends on our shares received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The creditability of non-U.S. income taxes is subject to limitations, including some that vary depending on a U.S. Holder’s circumstances. In addition, recently issued U.S. Treasury regulations require non-U.S. income tax laws to meet certain requirements in order for taxes imposed under such laws to be eligible for credit. We have not determined whether these requirements have been met with respect to Singapore withholding taxes. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Singaporean income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of Singapore taxes withheld with respect to the shares generally and in their particular circumstances.

The amount of any dividend paid in Singapore dollar will equal the U.S. dollar value of the Singapore dollar received, calculated by reference to the exchange rate in effect on the date the dividend is received by U.S. Holders, regardless of whether the Singapore dollars are converted into U.S. dollars. If the Singapore dollars received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Singapore dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Singapore dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Singapore dollars will be treated as U.S. source ordinary income or loss.
Taxation of Dispositions of the Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our shares in an amount equal to the difference between the amount realized on such sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in our shares. Subject to the PFIC rules discussed below, such gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale or disposition, such shares were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source gain or loss, as the case may be for foreign tax credit purposes.

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
Passive Foreign Investment Company
In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, “gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a non-passive asset to the extent attributable to our nonpassive income
Based on the nature of our business, the composition of our income and assets, and the value of our shares, we do not believe we were a PFIC for the taxable year ended December 31, 2023 and do not anticipate being a PFIC for our current taxable year or in the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
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
As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our shares, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter. We anticipate that our shares should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our shares makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of our shares held at the end of the taxable year over the adjusted tax basis of such shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our shares over the fair market value of such shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such U.S. Holder recognizes upon the sale or other disposition of our shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held our shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such shares (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such shares. Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
We do not intend to provide the information necessary for U.S. Holders of our shares to make a qualified electing fund election, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
If a U.S. Holder owns our shares during any taxable year that we are a PFIC, such U.S. Holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form). A failure to file this form generally will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. holder's investment in our shares).
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
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in its particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.
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

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. Control and management is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.
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
Goods and Services Tax
Issuance and transfer of our shares to investors belonging in Singapore is exempt from GST and to investors belonging outside Singapore is zero-rated (i.e., charged at 0% GST). Consequently, investors should not incur any GST on the subscription of our shares. The subsequent disposal of our shares by investors is similarly exempt from GST or zero-rated, as the case may be. Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or transfer of our shares will be subject to GST at the prevailing standard-rate (8.0% for fiscal year 2023 and has increased to 9.0% effective from January 1, 2024). Similar services rendered contractually to and directly for the benefit of an investor belonging outside Singapore should be zero-rated (i.e., charged at 0% GST) provided that the investor is not physically present in Singapore at the time the services are performed.

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
Our financial statements have been prepared in accordance with GAAP. We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with GAAP.
10.I. SUBSIDIARY INFORMATION
Not Applicable.
10.J. ANNUAL REPORT TO SECURITY HOLDERS
Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The major financing risks faced by us will be managed by our treasury function. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Item 5.B. Liquidity And Capital Resources”. Please also see the information set forth under “Note 12. Derivative Financial Instruments” of our consolidated financial statements and related notes included elsewhere in this Form 20-F.

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
Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023.
Management's Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023 based on the criteria described in Internal Control-Integrated Framework issued by COSO. Management reviewed the results of its assessment with our Audit Committee.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 20-F.
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
There were no changes in our internal control over financial reporting during fiscal year 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT
Our Board has determined that each of Kris Sennesael and Donald Colvin qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each member of the Audit Committee is an “independent director” as defined in the Nasdaq Listing Rules.
ITEM 16B. CODE OF ETHICS
Our Board has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. Our code of business conduct and ethics is filed as Exhibit 11.1 to this Form 20-F. The information contained on our website is not incorporated by reference in this Annual Report on Form 20-F. We will disclose on our website any amendments to, or waivers from, a provision of our code of business conduct and ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. The Company will provide any person a copy of its code of ethics, without charge, upon request. Such request should be addressed to the Company at 8 Marina Boulevard #05-02, Marina Bay Financial Centre, Singapore 018981.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees billed by Ernst & Young LLP, our independent registered public accounting firm, and its associated or affiliated organization during the period indicated.

	Fiscal Year Ended
	December 31, 2023	January 1, 2023
(In thousands)
Audit fees	$2,944	$1,740
Audit-related fees(1)	329	381
Tax fees(2)	116	32
Others(3)	227	368
	$3,616	$2,521

(1)Relates to the aggregate fees for services with respect to review of interim financial information and other professional services rendered related to the audit of our financial statements that are not reported under “audit fees.”
(2)Relates to the aggregate fees for services with respect to tax compliance, tax advice and tax planning.
(3)Fees for fiscal year 2023 primarily relates to the aggregate fees billed for the ordinary shares issuance for fiscal year ended December 31, 2023. Fees for fiscal year 2022 relates to the fees billed for the 2027 Notes issuance and professional services rendered for system implementation.
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
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable.
ITEM 16F. CHANGE IN CERTIFYING ACCOUNTANT
Not Applicable.
ITEM 16G. CORPORATE GOVERNANCE
We are subject to NASDAQ corporate governance standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Singapore, which is our home country, may differ significantly from NASDAQ corporate governance standards. Other than the home country practice described in the section “Item 6.C Board Practices—Corporate Governance Differences”, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NASDAQ listing rules. See “Item 3.D Risk Factors—Risks Related to the Ownership of Our Shares.”— As a foreign private issuer, we are permitted to and follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements applicable to domestic issuers.”
ITEM 16H. MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
ITEM 16J. INSIDER TRADING POLICIES
Not Applicable.

ITEM 16K. CYBERSECURITY

Risk management and strategy
We have adopted policies, procedures, processes, and practices and implemented certain controls and procedures that allow our management to assess, identify and manage material risks from cybersecurity threats and for our Board of Directors, through our Audit Committee and Cyber Committee, to actively oversee the strategic direction, objectives, and effectiveness of our cybersecurity risk management framework.
Our cybersecurity processes compliment our enterprise-wide risk assessment architecture having identified cybersecurity risk as a significant enterprise risk. We monitor our processes as they relate to the identified risks and track any cybersecurity risk treatment plans for progress and completion. These processes are aligned with standard industry frameworks such as the National Institute of Standards and Technology (NIST),International Organization for Standardization (ISO) 27001, Center for Internet Security Critical Security Controls and other industry standards. To further improve the effectiveness of our cybersecurity risk management framework, we have in the past, and may continue to do so in the future, engage third party consultants to conduct external evaluations, including the performance of penetration testing, red team testing, maturity testing, independent audits or consulting on best practices to address new challenges.
We seek to address cybersecurity risks through a cross-functional approach that is focused on preserving the confidentiality, security, and availability of the information that we collect and store by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.
To identify and assess material risks from cybersecurity threats, we engage in regular network and endpoint monitoring, vulnerability assessments, threat hunting, penetration testing, and tabletop exercises. Data collected from these activities is sent to a secure centralized logs management system, as well to third party providers that we engage for 24x7 security monitoring, detection, and response. Our Global Information Security team (“GIS”), Chief Information Officer (“CIO”) and Chief Information Security Officer (“CISO”) meet regularly, bilaterally and as a team, to discuss threat levels, trends and remediation.
We have developed incident response plans by using the information gained through testing and monitoring to manage any identified vulnerabilities and further improve our cybersecurity preparedness and response infrastructure. Such plans set forth the actions to be taken in responding to and recovering from cybersecurity incidents, which include triage, assessing the severity of incidents, escalation protocols, containment of incidents, investigation of incidents, and remediation. We also regularly perform phishing tests of our employees and provide annual privacy and security training for all employees. Our security training incorporates awareness of cyber threats (including but not limited to malware, ransomware, and social engineering attacks), password hygiene and incident reporting processes.
We review our cybersecurity risk framework and related policies annually with our senior management to help identify areas for continued focus and improvement. We also engage third parties to review and audit our processes annually.
We have also implemented processes to identify, monitor and address material risks from cybersecurity threats associated with our use of third-party service providers, including those in our supply chain or who have access to our systems, data or facilities that house such systems or data. We may also require third parties to manage their cybersecurity risks in specified ways, and to provide us with the results of their cybersecurity audits. Prior to engaging our vendors, we typically perform vendor risk assessment through the use of questionnaires, interviews and assessment on the basis of a structured scorecard, including a vendor’s ability to protect data from unauthorized access, and through the use of cybersecurity ratings tools.
Although in the last three fiscal years we have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents, including penalties and settlements, were immaterial, we may experience such incidents in the future and the scope and impact of any such future incidents cannot be predicted. We have described whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, may materially affect or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition in the risk factors titled “We may be subject to breaches of information technology systems utilized by us or our suppliers, vendors, customers and other third parties with whom we conduct business, which could impact our business or our business data….” and “We may be subject to information technology system failures or network disruptions that could damage our business operations, financial conditions, or reputation ” in “Item 3.D. Risk Factors – Risk Factors Related to Cybersecurity” of this Annual Report on Form 20-F.

Governance
Role of the Board of Directors and the Audit Committee
As part of the Board of Directors’ role in overseeing our enterprise risk management program, which includes our cybersecurity risk management framework, the Board is responsible for exercising oversight of management’s identification and management of, and planning for, material cybersecurity risks that may reasonably be expected to impact us. While the full Board has overall responsibility for risk oversight, the Board has delegated oversight responsibility related to risks from cybersecurity threats to the Audit Committee. The Audit Committee is responsible for overseeing the strategic direction, objectives, and effectiveness of our cybersecurity risk management framework, taking into account our risk exposures and adequacy of its risk management processes. The Audit Committee is briefed by our CIO on our cybersecurity risk management and receives an overview of the cybersecurity program from management at least quarterly, which covers topics including, among others, recent cybersecurity risk landscape and trends, data security posture, results from third-party assessments, information security training and vulnerability management, our incident response plan, material cybersecurity risks, whether developing or actual, as well as the steps management has taken to respond to such risks, emerging cybersecurity regulations, technologies and best practices. The Board receives a quarterly report from the Audit Committee on its activities, including its oversight on cybersecurity risk. Material cybersecurity risks are also discussed during separate Board meetings as part of the Board’s risk oversight generally. The Audit Committee has engaged and may periodically continue to engage third-party experts to assess the effectiveness of our cybersecurity risk management framework.

Role of Management
Our CIO has oversight of cybersecurity governance, decision-making, risk management, awareness, and compliance across the Company. Our CISO works with the CIO to employ a cybersecurity program designed to protect the Company’s information systems from cybersecurity threats and to respond to incidents in accordance with the Company’s incident response plan and other policies and procedures. The Cyber Committee (a subcommittee to the Company’s Disclosure Committee), chaired by the Chief Financial Officer, brings together the CIO, CISO, Chief Legal Officer, Data Protection Officer and any other representative of the management team who the Cyber Committee determined to be necessary or advisable from time to time depending on certain facts and circumstances. The Cyber Committee meets on an ad hoc basis in response to occurrence of a cybersecurity incident. The Cyber Committee provides a forum for these cross-functional members of management to:

•Design and establish controls and other procedures that facilitate information which the Audit Committee may require to assess if a cybersecurity incident is material, as well as information that may be required to be publicly disclosed to be gathered, recorded and communicated to allow timely materiality and disclosure decisions by the Audit Committee; and

•design and establish controls and other procedures that facilitate information that is required to be publicly disclosed to regulatory authorities or stakeholders, to be gathered and communicated to the Audit Committee, Disclosure Committee or our management, including, as appropriate, the CEO and CFO, as the case may be, to allow timely preparations and/or decisions regarding such required disclosure.
The CISO manages our GIS team. Through ongoing communications with the team, the CIO and the CISO are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents and progress on cybersecurity infrastructure initiatives.

We have a Cyber Security Incident Response team, comprised of the outsourced Security Operations Center and Managed Detection and Response providers who provide input to our GIS, which in turn reviews and analyses such input for information security incidents. The Cyber Security Incident Response team would follow our Information Security Incident Response Procedure, which outlines the steps to be followed from incident detection to mitigation, recovery and notification, including notifying functional areas, such as accounting and legal, as well as the Cyber Committee, as appropriate. The GIS also manages the overall response to the incident, including containment, eradication, and recovery, together with other stakeholders such as the Data Protection Officer, and personnel across legal and regulatory, business operations, facility management, health & safety, human resources, business continuity planning, communications and finance & insurance functions. For incidents that are potentially material, together with the CIO and Chief Risk Management Officer (who is also our Chief Financial Officer), the GIS determines if escalation is required to the Cyber Committee, and manages the overall notification procedures, monitors the status of the incident, and ensures effective communication across the Company’s cross functional teams. If an escalation is made to the Cyber Committee, the Cyber Committee would assess and analyze the potential materiality of the cybersecurity incident, including soliciting the views of the Cyber Security Incident Response Team or external consultants, as appropriate, and evaluate if a special meeting of the Audit Committee should be convened to facilitate the determination of the materiality of the cybersecurity incident and if the Company is obligated to make timely disclosures. The Cyber Committee would also consider if the cybersecurity incident has any privacy or data security concerns and if any regulatory filings and/ or notifications to stakeholders (which may include but are not limited to business partner, supplier, installer) are required.
Our CIO has 36 years of experience with information technology, including as an executive manager of information security functions and has been a chief information officer for more than 10 years in publicly listed companies. Our CIO holds a Bachelor of Science degree from University of San Francisco Information Systems Management. Our CISO, who has been a chief information security officer for more than 13 years and has more than 25 years of overall experience in IT and cyber security industry, holds a Bachelor of Science in Information Technology from Bina Nusantara University and Master of Business Administration from University of Liverpool.
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

2.8†
Convertible Notes Purchase Agreement, dated August 12, 2022, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 12, 2022)

2.9†
Indenture, dated August 17, 2022, by and among Maxeon Solar Technologies, Ltd., the Guarantors party thereto, Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 17, 2022)

2.10
Form of Global Note, representing Maxeon Solar Technologies, Ltd.’s 7.50% Convertible First Lien Senior Secured Notes due 2027 (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 17, 2022)

2.11
Registration Rights Agreement, dated August 17, 2022, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. (incorporated by reference to Exhibit 99.3 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 17, 2022)

2.12
Supplemental Indenture No. 1, dated September 30, 2022, by and among Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on October 4, 2022)

2.13
Supplemental Indenture No. 2, dated October 14, 2022, by and among the Maxeon Solar Technologies, Ltd., SunPower Systems Sárl, Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on October 18, 2022)

2.14
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

Exhibit Number	Description

2.15
Supplemental Indenture No. 4, dated November 13, 2023, by and among the Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on November 14, 2023)

2.16	Supplemental Indenture No. 5, dated January 30, 2024, by and among the Maxeon Solar Technologies, Ltd. and Deutsche Bank Trust Company Americas

4.1
Tax Matters Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.2
Brand Framework Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.7 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.3
Cross-License Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.8 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.4
Consent and Waiver Relating to Replacement Financing and Certain Other Matters, dated July 9, 2020, among SunPower Corporation, Maxeon Solar Technologies, Pte. Ltd. and Tianjin Zhonghuan Semiconductor Co., Ltd.† (incorporated by reference to Exhibit 4.10 from our registration statement on Amendment No. 2 to Form 20-F (File No. 001-39368) filed with the SEC on July 31, 2020)

4.6
Prepaid Forward Share Purchase Confirmation, dated as of July 17, 2020, by and between Maxeon Solar Technologies, Ltd. and Merrill Lynch International (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.7
Physical Delivery Forward Confirmation, dated as of July 17, 2020, by and between Maxeon Solar Technologies, Ltd. and Merrill Lynch International (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.8
Equity Transfer by and among SunPower Manufacturing Corporation Limited and Zhonghuan Hong Kong Holding Limited dated April 26, 2024 (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on April 26, 2024)

4.9
Intellectual Property License Agreement by and among Maxeon Solar Pte. Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. dated April 26, 2024 (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on April 26, 2024)

4.10
Termination Agreement by and among Maxeon Solar Pte. Ltd., Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng New Energy(Jiangsu) Co., Ltd., Huansheng New Energy (Tianjin) Co., Ltd., Maxeon Solar Technologies, Ltd., TCL Zhonghuan Renewable Energy Technology Co., Ltd., and SunPower Systems International Limited dated April 26, 2024 (incorporated by reference to Exhibit 99.3 from our report on Form 6-K (File No. 001-39368) filed with the SEC on April 26, 2024)

4.11
DG P-Series Products Master Supply Agreement by and among, Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng NewEnergy (Jiangsu) Co., Ltd. and Maxeon Solar Technologies, Ltd. dated April 26, 2024 (incorporated by reference to Exhibit 99.4 from our report on Form 6-K (File No. 001-39368) filed with the SEC on April 26, 2024)

4.12
Master Contract for the Supply of Goods and/or Services, dated as of October 27, 2021, by and between Maxeon Solar Pte. Ltd. and TotalEnergies Global Procurement (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with SEC on November 17, 2021)

4.13
Silicon Wafer Master Supply Agreement dated as November 16, 2021, by and between Maxeon Solar Pte. Ltd. and Zhonghuan Hong Kong Holdings Limited. (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with SEC on November 17, 2021)

4.14†
Amendment, Settlement and Release Agreement, dated November 13, 2024, by and among Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on November 15, 2023)

Exhibit Number	Description

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics

11.2	Insider Trading Policy

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP

97*	Compensation Recovery Policy

101 INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date:  May 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Maxeon Solar Technologies, Ltd. (the Company) as of December 31, 2023 and January 1, 2023, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and January 1, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 30, 2024 expressed an unqualified opinion thereon.
The Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative free cash flows and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Adoption of ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
As discussed in Note 11 to the consolidated financial statements, the Company has changed its method for accounting for convertible notes due to the adoption of ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.
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
Warranty Valuation

Description of the Matter
As discussed in Notes 2 and 9 to the consolidated financial statements, the Company provides a 25-year standard warranty for its manufactured solar panels, for defects in materials and workmanship and for greater than promised declines in power performance. The Company also provides a 40-year standard warranty period for certain Maxeon line modules in certain countries, effective for systems installed on or after January 1, 2022. The Company’s warranty reserves, which totaled $21.0 million (Short Term + Long Term Product Warranty) as of December 31, 2023, are generally computed using a statistical model that incorporates assumptions based on management’s best estimate of expected costs that could result from these warranties. This estimate considers a variety of factors, including historical warranty claims, results of accelerated lab testing, field monitoring, vendor reliability estimates, and industry data for similar products.
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
Our audit procedures included, among others, evaluating the significant assumptions used by the Company in estimating warranty reserve. We assessed the historical accuracy of management's estimates, obtained support to evaluate repair or replacement cost estimates and failure rate assumptions, and performed sensitivity analyses to evaluate the effect of potential changes in assumptions that were most significant to the estimate. We also involved a specialist to assist in the evaluation of the methodology applied, including the recalculation of management’s assumptions, within the Company’s statistical model.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Inventory Reserve Valuation

Description of the Matter
The Company’s net inventories totaled $308.9 million as of December 31, 2023, which included $30.5 million of inventory reserves. As explained in Note 2 to the consolidated financial statements, the Company computed inventory cost on a first-in-first-out basis, and applied judgment in determining the realizability and the valuation of inventories. Excess and obsolete inventories and inventories with unfavorable pricing and cost fluctuations were written down to the estimated net realizable value if less than cost. The determination of the net realizable value associated with the eventual disposition of inventory involved significant judgments that considered several factors affected by market and economic conditions outside of the Company’s control. In particular, the significant assumptions applied were sensitive to the expected demand for the Company’s products in relation to industry supply and demand and competitive pricing environments.

Auditing management’s assessment of net realizable value for inventory was challenging because it involved subjective auditor judgment to evaluate management’s assessment of the factors that are affected by market and economic conditions outside of the Company’s control.

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

Our substantive audit procedures included, among others, evaluating the significant assumptions, including the Company’s estimated selling prices and product demand forecasts, and testing the underlying data used in management’s inventory valuation assessment. We evaluated inventory levels compared to forecasted product demand, historical sales, and specific product considerations. We also compared the demand forecast to previous forecasts and actual results to evaluate management’s estimates and performed sensitivity analyses to evaluate the changes in inventory valuation that would result from changes in the significant assumptions.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2020.
Singapore May 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Maxeon Solar Technologies, Ltd.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Maxeon Solar Technologies, Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and January 1, 2023, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated May 30, 2024 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.
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
/s/ Ernst & Young LLP
Singapore
May 30, 2024

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for shares data)

	December 31, 2023	January 1, 2023
Assets
Current assets
Cash and cash equivalents	$190,169	$227,442
Short-term securities	—	76,000
Restricted short-term marketable securities	1,403	968
Accounts receivable, net(1)	62,687	54,301
Inventories	308,948	303,230
Prepaid expenses and other current assets(1)	55,812	129,108
Total current assets	$619,019	$791,049
Property, plant and equipment, net	280,025	380,468
Operating lease right of use assets	22,824	17,844
Intangible assets, net	3,352	291
Goodwill	7,879	—
Deferred tax assets	—	10,348
Other long-term assets(1)	68,910	60,418
Total assets	$1,002,009	$1,260,418
Liabilities and Equity
Current liabilities
Accounts payable(1)	$153,020	$247,870
Accrued liabilities(1)	113,456	135,157
Contract liabilities, current portion(1)	134,171	139,267
Short-term debt	25,432	50,526
Operating lease liabilities, current portion	5,857	3,412
Total current liabilities	$431,936	$576,232
Long-term debt	1,203	1,649
Contract liabilities, net of current portion(1)	113,564	161,678
Operating lease liabilities, net of current portion	19,611	15,603
Convertible debt(1)	385,558	378,610
Deferred tax liabilities	7,001	14,913
Other long-term liabilities(1)	38,494	63,663
Total liabilities	$997,367	$1,212,348
Commitments and contingencies (Note 9)
Equity
Common stock, no par value (53,959,109 and 45,033,027 issued and outstanding as of December 31, 2023 and January 1, 2023, respectively)	$—	$—
Additional paid-in capital	811,361	584,808
Accumulated deficit	(796,092)	(520,263)
Accumulated other comprehensive loss	(16,378)	(22,108)
Equity attributable to the Company	(1,109)	42,437
Noncontrolling interests	5,751	5,633
Total equity	4,642	48,070
Total liabilities and equity	$1,002,009	$1,260,418

(1)We have related-party balances for transactions with TCL Zhonghuan Renewable Energy Technology Co. Ltd, SunPower and TotalEnergies S.E. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party balances are recorded within the “Accounts receivable, net,” “Prepaid expenses and other current assets,” “Other long-term assets,” “Accounts payable,” “Accrued liabilities,” “Contract liabilities, current portion,” “Contract liabilities, net of current portion,” “Convertible debt,” and “Other long-term liabilities” financial statement line items in our Consolidated Balance Sheets (see Note 3, Note 4, Note 6, Note 10 and Note 11).
The accompanying notes are an integral part of these consolidated financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Fiscal Year Ended
	December 31, 2023	January 1, 2023	January 2, 2022
Revenue(1)	$1,123,110	$1,060,113	$783,279
Cost of revenue(1)	1,044,995	1,108,061	812,293
Gross profit (loss)	78,115	(47,948)	(29,014)
Operating expenses
Research and development(1)	45,703	49,682	46,527
Sales, general and administrative(1)	126,167	100,546	88,822
Restructuring charges	125,450	2,118	8,084
Total operating expenses	297,320	152,346	143,433
Operating loss	(219,205)	(200,294)	(172,447)
Other expense, net
Interest expense(1)	(42,438)	(30,343)	(28,138)
Interest income	9,387	2,531	290
Loss on extinguishment of debt	—	—	(5,075)
Other, net	(21,270)	2,223	(33,693)
Other expense, net	(54,321)	(25,589)	(66,616)
Loss before income taxes and equity in losses of unconsolidated investees	(273,526)	(225,883)	(239,063)
Benefits from (provision for) income taxes	626	(32,191)	(203)
Equity in losses of unconsolidated investees	(2,811)	(9,072)	(16,480)
Net loss	(275,711)	(267,146)	(255,746)
Net (income) loss attributable to noncontrolling interests	(118)	(278)	1,226
Net loss attributable to stockholders	$(275,829)	$(267,424)	$(254,520)

Loss per share:
Basic and diluted	$(5.95)	$(6.54)	$(6.79)

Weighted average shares used in loss per share computation:
Basic and diluted	46,387	40,920	37,457
(1)We have related-party transactions with TCL Zhonghuan Renewable Energy Technology Co. Ltd, SunPower and TotalEnergies S.E. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party transactions are recorded within the “Revenue,” “Cost of revenue,” “Operating expenses: Research and development and Sales, general and administrative,” and “Other expense, net: Interest expense” financial statement line items in our Consolidated Statements of Operations (see Note 3, Note 4 and Note 10).
The accompanying notes are an integral part of these consolidated financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Fiscal Year Ended
	December 31, 2023	January 1, 2023	January 2, 2022
Net loss	$(275,711)	$(267,146)	$(255,746)
Components of other comprehensive loss, net of taxes
Currency translation adjustment	2,245	(2,954)	(5,461)
Net change in derivatives (Note 12)	4,077	(8,207)	3,165
Net (loss) gain on long-term pension liability adjustment	(592)	897	843
Total other comprehensive income (loss)	5,730	(10,264)	(1,453)
Total comprehensive loss	(269,981)	(277,410)	(257,199)
Comprehensive (income) loss attributable to noncontrolling interests	(118)	(278)	1,226
Comprehensive loss attributable to stockholders	$(270,099)	$(277,688)	$(255,973)
The accompanying notes are an integral part of these consolidated financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)

	Shares	Amount		Additional paid-in Capital	Accumulated Deficit		Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 3, 2021	33,995	$—		$451,474	$(8,441)		$(10,391)	$432,642	$6,645	439,287
Net loss	—	—		—	(254,520)		—	(254,520)	(1,226)	(255,746)
Issuance of common stock, net of issuance cost	9,916	—		169,684	—		—	169,684	—	169,684
Issuance of common stock for stock-based compensation, net of tax withheld	336	—		(4,245)	—		—	(4,245)	—	(4,245)
Recognition of stock-based compensation	—	—		7,348	—		—	7,348	—	7,348
Other comprehensive loss	—	—		—	—		(1,453)	(1,453)	—	(1,453)
Balance at January 2, 2022	44,247	—		624,261	(262,961)		(11,844)	349,456	5,419	354,875
Effect of adoption of ASU 2020-06	—	—		(52,188)	10,122		—	(42,066)	—	(42,066)
Net (loss) income	—	—		—	(267,424)		—	(267,424)	278	(267,146)
Issuance of common stock for stock-based compensation, net of tax withheld	786	—		(257)	—		—	(257)	—	(257)
Distribution to non-controlling interests	—	—		—	—		—	—	(64)	(64)
Recognition of stock-based compensation	—	—		12,992	—		—	12,992	—	12,992
Other comprehensive loss	—	—		—	—		(10,264)	(10,264)	—	(10,264)
Balance at January 1, 2023	45,033	—		584,808	(520,263)		(22,108)	42,437	5,633	48,070
Net (loss) income	—	—		—	(275,829)		—	(275,829)	118	(275,711)
Issuance of common stock, net of issuance cost	8,220	—	—	204,480	—	—	—	204,480	—	204,480
Issuance of common stock for stock-based compensation	706	—		—	—		—	—	—	—
Recognition of stock-based compensation	—	—		22,073	—		—	22,073	—	22,073
Other comprehensive income	—	—		—	—		5,730	5,730	—	5,730
Balance at December 31, 2023	53,959	—		811,361	(796,092)		(16,378)	(1,109)	5,751	4,642
The accompanying notes are an integral part of these consolidated financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended
	December 31, 2023	January 1, 2023	January 2, 2022
Cash flows from operating activities
Net loss	$(275,711)	$(267,146)	$(255,746)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	55,880	56,742	42,210
Stock-based compensation	18,327	14,580	7,231
Non-cash interest expense	9,063	7,078	13,361
Gain from dilution of interest in joint venture	—	—	(2,975)
Gain from disposal of asset held for sale	(2,006)	—	—
Equity in losses of unconsolidated investees	2,811	9,072	16,480
Loss on debt extinguishment	—	—	5,075
Loss on retirement of property, plant and equipment	196	243	2,442
Loss on impairment of operating lease right of use assets	708	—	—
Loss on impairment of property, plant and equipment	76,332	417	—
Deferred income taxes	2,436	8,598	5,587
Remeasurement loss (gain) on prepaid forward	18,363	(2,411)	34,468
Provision for (utilization of) excess or obsolete inventories	10,804	16,342	(319)
Other, net	135	1,084	(1,765)
Changes in operating assets and liabilities
Accounts receivable	(8,331)	(15,332)	38,268
Inventories	(43,473)	(106,622)	(43,174)
Prepaid expenses and other assets	29,741	13,939	20,618
Operating lease right-of-use assets	5,241	3,192	2,449
Advances to suppliers	2,137	—	—
Accounts payable and other accrued liabilities	(97,660)	70,567	41,098
Contract liabilities	(55,109)	195,650	72,488
Operating lease liabilities	(4,179)	(2,556)	(2,662)
Net cash (used in) provided by operating activities	(254,295)	3,437	(4,866)
Cash flows from investing activities

	Fiscal Year Ended
	December 31, 2023	January 1, 2023	January 2, 2022
Purchases of property, plant and equipment	(67,452)	(63,337)	(154,194)
Proceeds from disposal of restricted short-term marketable securities	971	958	1,318
Purchase of restricted short-term marketable securities	(1,408)	(968)	(1,094)
Proceeds from maturity of short-term securities	136,000	—	—
Purchase of short-term securities	(60,000)	(76,000)	—
Proceeds from disposal of asset held for sale	5,961	—	—
Proceeds from (cash paid for) disposal of property, plant and equipment	—	189	(417)
Purchases of intangibles	(146)	(143)	(61)
Net cash provided by (used in) investing activities	13,926	(139,301)	(154,448)
Cash flows from financing activities
Proceeds from debt	195,639	258,426	170,311
Repayment of debt	(220,598)	(233,138)	(193,237)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	—	(257)	(4,245)
Net proceeds from issuance of convertible debt	—	187,232	—
Net proceeds from issuance of common stock	193,491	—	169,684
Distribution to noncontrolling interest	—	(64)	—
Repayment of finance lease obligations and other debt	(581)	(725)	(705)
Net cash provided by financing activities	167,951	211,474	141,808
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(32)	119	166
Net (decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents	(72,450)	75,729	(17,340)
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	267,961	192,232	209,572
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$195,511	$267,961	$192,232
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	5,491	$35,264	$58,562
Right-of-use assets obtained in exchange for lease obligations	10,929	5,639	5,029
Cost for acquisition of assets paid in shares	10,989	—	—
Cost from issuance of common stock paid in shares	—	—	1,078
Property, plant and equipment obtained through capital lease	—	2,127	—
Supplemental cash flow information
Cash paid for interest	$30,941	$12,910	$15,159
Cash paid for income taxes	15,210	6,454	9,584
The accompanying notes are an integral part of these consolidated financial statements.

The following table reconciles our cash and cash equivalents and restricted cash and restricted cash equivalents reported on our Consolidated Balance Sheets and the cash, cash equivalents, restricted cash and restricted cash equivalents reported on our Consolidated Statements of Cash Flows for fiscal years 2023, 2022 and 2021:

(In thousands)	December 31, 2023	January 1, 2023	January 2, 2022
Cash and cash equivalents	$190,169	$227,442	$166,542
Restricted cash and restricted cash equivalents, current portion, included in prepaid expenses and other current assets	5,242	37,974	1,661
Restricted cash and restricted cash equivalents, net of current portion, included in other long-term assets	100	2,545	24,029
Total cash, cash equivalents, restricted cash and restricted cash equivalents shown in Consolidated Statements of Cash Flows	$195,511	$267,961	$192,232

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. BACKGROUND
Background
We were formed in the third quarter of 2019 under the name “Maxeon Solar Technologies, Pte. Ltd.” by SunPower Corporation (“SunPower). We were converted to a public company on August 26, 2020 (the “Distribution Date”) under the Companies Act 1967 of Singapore (the “Singapore Companies Act”) under the name of “Maxeon Solar Technologies, Ltd.” by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares of Maxeon to holders of record of SunPower’s common stock as of the close of business on August 17, 2020 (the “Spin-off”). As of the Distribution Date, Maxeon became an independent, public company and the Maxeon shares started trading on the NASDAQ Global Select Market (“NASAQ” or “Nasdaq”) under the symbol “MAXN”.
In connection with the Spin-off, Maxeon and SunPower entered into a number of agreements providing for the framework of the relationship between the two companies following the Spin-off. On November 8, 2019, we entered into a separation and distribution agreement with SunPower which sets forth our agreements with SunPower regarding the principal actions to be taken in connection with the separation and distribution (the “Separation and Distribution Agreement”). Immediately after the Distribution and pursuant to the terms of the November 8, 2019 Investment Agreement (the “Investment Agreement”), Maxeon and TCL Zhonghuan Renewable Energy Technology Co. Ltd., a PRC joint stock limited company (“TZE”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“TZE SG”) and an affiliate of TZE, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares (the “TZE Investment”), representing approximately 29.5% of the outstanding Maxeon shares after giving effect to the Spin-off and the TZE Investment.
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
In April 2021, the Company entered into the 2021 TZE Private Placement, with an affiliate of TZE, the Company sold to TZE 1,870,000 ordinary shares at a price of $18.00 per share, in a private placement (the “2021
TZE Private Placement”) exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).
On August 17, 2022, we issued our 2027 Notes (as defined under “Note 4. TCL Zhonghuan Renewable Energy
Technology Co.”), all of which were initially purchased by TZE SG. To the extent some or all of the 2027 Notes held by TZE SG are converted into Maxeon shares or we directly issue ordinary shares in lieu of interest cash payment in accordance with the terms of the 2027 Notes, TZE has a beneficial ownership interest in 19,734,322 ordinary shares which includes 10,785,692 outstanding ordinary shares beneficially owned by TZE following the consummation of the Spin-Off and the 2021 TZE Private Placement, and 8,948,630 ordinary shares issuable upon conversion of the 2027 Notes. The maximum number of ordinary shares issuable upon conversion of the 2027 Notes is 10,908,331 ordinary shares including 8,948,630 ordinary shares issuable upon conversion of the 2027 Notes and an additional 1,959,701 ordinary shares issuable upon conversion of PIK Notes (as defined under “Note 11. Debt and Credit Sources.”), or by directly issuing ordinary shares in lieu of cash payment of interest (“Interest Payment Ordinary Shares”), assuming payment of all amounts due with respect to the remaining 4.0% of interest payable as PIK Notes or as Interest Payment Ordinary Shares.

On May 19, 2023,the Company completed an underwritten public offering of an aggregate of 7,490,000 ordinary shares (following the underwriters’ exercise of the over-allotment option in full), including 5,620,000 ordinary shares offered by Maxeon (the “Company Offering”), and 1,870,000 ordinary shares offered by an affiliated of TotalEnergies SE (the “TotalEnergies Offering” and, together with the Company Offering, the “2023 Offering”), each at a price per share of $28.00.
In addition, pursuant to a share purchase agreement, dated May 16, 2023, Maxeon sold to TZE SG, in a private placement exempt from the registration requirements of the Securities Act, and at a sale price equal to the price to the public in the 2023 Offering, 1,500,000 ordinary shares for a total investment of $42.0 million (the “2023 TZE Private Placement”). The net proceeds from the Company Offering and 2023 TZE Private Placement were approximately $193.5 million after giving effect to the underwriting discounts and commissions, as well as other offering costs. The Company did not receive any proceeds from the TotalEnergies Offering.
As of December 31, 2023, TotalEnergies’s and TZE SG’s ownership of the Maxeon outstanding shares was approximately 14.8% and 22.8%, respectively.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Fiscal Periods
The Company has a 52-to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. Fiscal year 2023, 2022 and 2021 are 52-week fiscal years. Our fiscal year 2023 ended on December 31, 2023, our fiscal year 2022 ended on January 1, 2023 and our fiscal year 2021 ended on January 2, 2022.
Basis of Presentation and Preparation
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and incorporates the financial statements, its subsidiaries and the VIEs for which the Company or a subsidiary of the Company is the primary beneficiary. All intercompany transactions and accounts within the consolidated businesses of the Company have been eliminated.
Going Concern
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
Pursuant to ASC Topic 205-40, “Presentation of Financial Statements -Going Concern” the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about our ability to meet our future financial obligations as they become due within one year of the financial statements filing date.
The Company has suffered recurring losses from operations and had an accumulated deficit of $796.1 million as of December 31, 2023. Further, since the third quarter of 2023, the worldwide solar industry has suffered from oversupply and intense competition, as well as lower demand in our key markets driven by regulatory changes and a higher global interest-rate environment. All these factors have contributed to a steep fall in average selling prices that has negatively impacted our revenue, profitability and cash flows. Furthermore, several large customers in the United States have cancelled or deferred their off-take commitments, further contributing to the deterioration of the Company’s financial condition. Our unrestricted cash and cash equivalent balance as at December 31, 2023 was $190.2 million and this has deteriorated to $98.0 million as at March 31, 2024. If the current market conditions persist and the Company is not successful in raising additional capital, the Company will not have sufficient liquidity to meet its financial obligations as and when they come due, and may be required to delay, limit, and/or reduce its operational activities. As such, there is substantial doubt about the Company’s ability to continue as a going concern.
As part of the efforts to raise additional financing to alleviate the substantial doubt on going concern, management has received a funding commitment from our largest shareholder. TZE has agreed to provide long-term funding of up to $197.5 million in debt, equity-linked and/or equity financing, subject to certain conditions and regulatory approvals. These conditions include but are not limited to the restructuring of the Company’s Green Convertible Notes (as defined under “Note 11. Debt and Credit Sources.”) on terms mutually acceptable to the Company and the noteholders, as well as certain regulatory approvals in China and the United States. These financing plans have obtained the approvals of the board of directors for both TZE and the Company. In addition, the Company has taken steps to enhance its ability to fund its operational expenses by reducing various costs and, is prepared to take additional steps as and when necessary to further reduce its operating costs. In aggregate, while there can be no assurances that the Company will be able to obtain the needed financing which is subjected to regulatory approvals, management believes that the funding plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Accordingly, we have prepared the financial statements on the going concern basis.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include (i) inventory write-downs; (ii) long-lived asset impairment, specifically estimates for valuation assumptions including future cash flows, economic useful lives of property, plant and equipment and intangible assets; (iii) valuation of contingencies such as accrued warranty; (iv) income taxes and tax valuation allowances; and (v) determining if we are the primary beneficiary in variable interest entities. Actual results could materially differ from those estimates.
Due to the macro-economic trends such as the continued heightened geopolitical tensions and the ongoing war in Ukraine and the Israel-Hamas-Iran conflict, there has been continued uncertainty and disruption in the global economy and financial markets. We are not aware of any specific event or circumstance that would require updates to our estimates and judgments or require us to revise the carrying value of our assets or liabilities as of the date of issuance of the financial statements. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

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
As of December 31, 2023, we reported $62.7 million of accounts receivable, net of credit loss allowance of $0.6 million. Based on the aging analysis as of December 31, 2023, 98.0% of our gross trade account receivable was outstanding less than 60 days. Refer to Note 6. Balance Sheet Components for more details on changes in allowance for credit losses. We have not seen significant changes to the recovery rate of our account receivable as a result of the macro-economic trends.
Fair Value of Financial Instruments
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values due to their short-term maturities. Equity investments without readily determinable fair value are measured at cost less impairment and are adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. Derivative financial instruments are carried at fair value based on quoted market prices for financial instruments with similar characteristics. The effective portion of derivative financial instruments is excluded from earnings and reported as a component of “Accumulated other comprehensive loss” in the Consolidated Balance Sheets. The ineffective portion of derivatives financial instruments are included in “Other, net” in the Consolidated Statements of Operations.
Comprehensive Loss
Comprehensive loss is defined as the change in equity during a period from non-owner sources. Our comprehensive loss for the period presented is comprised of (i) our net loss; (ii) foreign currency translation adjustment of our foreign subsidiaries whose assets and liabilities are translated from their respective functional currencies at exchange rates in effect at the balance sheet dates, and revenues and expenses are translated at average exchange rates prevailing during the applicable period; (iii) changes in fair value for derivatives designated as hedging instruments (see Note 12. Derivative Financial Instruments); and (iv) net (loss) gain on long-term pension liability adjustment.

Cash Equivalents
Highly liquid investments with original or remaining maturities of ninety days or less at the date of purchase are considered cash equivalents.
Short-Term and Long-Term Investments
We may invest in money market funds and debt securities. In general, investments with original maturities of greater than ninety days and remaining maturities of one year or less are classified as short-term investments, and investments with maturities of more than one year are classified as long-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such investments represent the investment of cash that is available for current operations. Despite the long-term maturities, we have the ability and intent, if necessary, to liquidate any of these investments in order to meet our working capital needs within our normal operating cycles. Such debt securities might be restricted due to contractual arrangement, from time to time. See Note 7. Fair Value Measurements for additional information.
Cash in Restricted Accounts
Cash and cash equivalents in restricted accounts comprise primarily of monies held in escrow in connection with the Company’s module sales to a customer and accounts restricted for use in connection with our leases.
Inventories
Inventories are accounted for at approximate costs determined on a first-in-first-out basis and are valued at the lower of cost and net realizable value. We evaluate the realizability of our inventories based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. Our assumption of expected demand is compared to available inventory, production capacity, future polysilicon purchase commitments, available third-party inventory, and growth plans. Our factory production plans, which drive materials requirement planning, are established based on our assumptions of expected demand. We respond to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives.
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

Useful Lives in Years
Buildings	20
Leasehold improvements	1 to 20
Manufacturing equipment	7 to 10
Computer equipment	3 to 7
Solar power systems	30
Furniture and fixtures	3 to 5
Business combination
Business acquisitions are accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 “Business Combinations”. FASB ASC 805 requires the reporting entity to identify the acquirer, determine the acquisition date, recognize and measure the identifiable tangible and intangible assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity, and recognize and measure goodwill or a gain from the purchase. The acquiree’s results are included in the Company’s consolidated financial statements from the date of acquisition. Assets acquired and liabilities assumed are recorded at their fair values and the excess of the purchase price over the amounts assigned is recorded as goodwill. Adjustments to fair value assessments are recorded to goodwill over the measurement period (not longer than twelve months). The acquisition method also requires that acquisition-related transaction costs be charged to expense. The Company completed the acquisition of certain assets of SolarCA LLC (SolarCA) on October 6, 2023 (see Note 18. Acquisition of Certain Assets).
Intangible Assets other than goodwill
Intangible assets are stated at cost less accumulated amortization and impairment. Definite-lived intangible assets are amortized using the straight-line method over the estimated useful lives of the intangible assets as follows:

Useful Lives in Years
Patents	12
Trademarks	2 to 7
Customers relationship	4
Purchased technology	1 to 7
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired under a business combination. Goodwill is not subjected to amortization but are tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired. Annual goodwill impairment testing is performed in the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it may be impaired. The Company’s test of goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the quantitative analysis, the Company compares the fair value of its reporting unit to its carrying value. If the estimated fair value exceeds its carrying amount, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than its carrying amount, a goodwill impairment is recorded equal to the difference between the carrying amount of the reporting unit and its fair value, not to exceed the carrying amount of goodwill.
Impairment of Long-Lived Assets
We evaluate our long-lived assets, including property, plant and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances arise. This evaluation includes consideration of technology obsolescence that may indicate that the carrying value of such assets may not be recoverable. The assessments require significant judgment in determining whether such events or changes have occurred. Factors considered important that could result in an impairment review include significant changes in the manner of use of a long-lived asset or in its physical condition, a significant adverse change in the business climate or economic trends that could affect the value of a long-lived asset, significant under-performance relative to expected historical or projected future operating results, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
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
We maintain reserves to cover the expected costs that could result from these warranties. Our expected costs are generally in the form of product replacement or repair. Warranty reserves are based on our best estimate of such costs and are recognized as a cost of revenue. We continuously monitor product returns for warranty failures and maintain a reserve for the related warranty expenses based on various factors including historical warranty claims, results of accelerated lab testing, field monitoring, vendor reliability estimates, and data on industry averages for similar products. Due to the potential for variability in these underlying factors, the difference between our estimated costs and our actual costs could be material to our consolidated financial statements. If actual product failure rates or the frequency or severity of reported claims differ from our estimates or if there are delays in our responsiveness to outages, we may be required to revise our estimated warranty liability (see Note 9. Commitments and Contingencies).

In fiscal year 2023, the Company recorded $11.9 million in warranty benefit from change in estimate, of which $4.0 million related to revision pursuant to the SunPower Settlement Agreement whereby SunPower and the Company agreed to share 50% of the obligation in relation to certain warranty claims and $7.9 million related to decrease in product replacement costs for products that the Company provides warranty for based on the review of field performance data and historical claim rate. The impact on net loss is $11.9 million and related reduction to basic and diluted net loss per share for fiscal year 2023 was $0.26.
Revenue Recognition
We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to these customers, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. In determining the transaction price for revenue recognition, the Company evaluates whether the price is subject to refund or adjustment in determining the consideration to which the Company expects to be entitled. There are no rights of return; however, the Company may be required to pay consideration to the customer in certain instances of delayed delivery. We determine variable consideration, which consists primarily of liquidated damage, by estimating the most likely amount of consideration we expect to receive from the customer based on the forecast delivery plan. The Company then allocates the transaction price to each distinct performance obligation based on their relative standalone selling price, when applicable. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. In the case of the existence of a significant financing component, the amount of the consideration is adjusted to reflect what the cash selling price of the promised service would have been if payments had occurred as control of the service was transferred to the customer. The discount rate used in determining the significant financing component is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. Our revenue recognition policy is consistent across all geographic areas.
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

Stock-Based Compensation
The stock-based compensation expense for the restricted stock units (“RSUs”) is based on the measurement date fair value of the award and is recognized only for those awards expected to meet the service vesting conditions on a straight-line basis over the requisite service period of the award. The current price of shares underlying the RSUs are determined using the average closing price of the Company’s ordinary shares for the three calendar months immediately preceding the month in which the grant was awarded. For performance-based stock units (“PSUs”) grants with performance conditions, the expense is based on the measurement date fair value of the award and is recognized over the vesting term if the performance targets are considered probable of being achieved. For performance-based stock units (“PSUs”) grants with market and service conditions, the expense is based on the grant date fair value, only for those awards expected to meet the service vesting conditions on a straight-line basis over the requisite service period of the award, regardless of when, if ever, the market condition is satisfied. Stock-based compensation expense is determined at the aggregate grant level for service-based awards and at the individual vesting tranche level for awards with performance and/or market conditions. The forfeiture rate is estimated based on SunPower and the Company’s historical experience.
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense totaled approximately $5.9 million, $4.7 million and $3.5 million in fiscal years 2023 , 2022 and 2021, respectively.
Research and Development Expense
Research and development expense consists primarily of salaries and related personnel costs, depreciation and the cost of solar cell and solar panel materials. Research and development expense is reported net of contributions under collaborative arrangements. Subsequent to the Spin-off, the Company entered into the Collaboration Agreement with SunPower to perform research and development work in SunPower’s Silicon Valley research and development labs for the development of future technology improvements and continue to improve our expected product differentiation, which has largely wound down in fiscal year 2022. Our research and development activities are undertaken by our team in Singapore, together with our Silicon Valley research and development lab established since fiscal year 2022. All research and development costs are expensed as incurred.
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
Restructuring Charges
The Company records charges associated with approved restructuring plans to reorganize our manufacturing network, to remove duplicative headcount and infrastructure associated with business acquisitions or to simplify business processes and accelerate innovation. Restructuring charges can include severance costs in connection with the termination of a specified number of employees, infrastructure charges to vacate facilities and consolidate operations, and contract cancellation costs. The Company records restructuring charges based on estimated employee terminations and site closure and consolidation plans. The Company accrues for severance and other employee separation costs under these actions when it was probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements. The Company also accrue for costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company when the Company either terminates the contract or ceases using the rights conveyed by the contract.

Translation of Foreign Currency
The Company and certain of its subsidiaries use their respective local currency as their functional currency. Accordingly, foreign currency assets and liabilities are translated using exchange rates in effect at the end of the period. Aggregate exchange gains and losses arising from the translation of foreign assets and liabilities are included in “Accumulated other comprehensive loss” in the Consolidated Balance Sheets. Foreign subsidiaries that use the U.S. dollar as their functional currency remeasure monetary assets and liabilities using exchange rates in effect at the end of the period. Exchange gains and losses arising from the remeasurement of monetary assets and liabilities are included in “Other, net” in the Consolidated Statements of Operations. Non-monetary assets and liabilities are carried at their historical values.
We include gains or losses from foreign currency transactions in “Other, net” in the Consolidated Statements of Operations with the other hedging activities described in Note 12. Derivative Financial Instruments.
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
We perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary. We maintain an allowance for credit losses based on the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends. We believe that our concentration of credit risk is limited because of our large number of customers, credit quality of the customer base, small account balances for most of these customers, and customer geographic diversification. During fiscal years 2023, 2022 and 2021, we recorded revenues of $206.0 million, $283.3 million and $225.9 million, or 18.3%, 26.7% and 28.8% of total revenue, respectively, representing the sale of solar modules to SunPower. The pricing term is based on the applicable supply agreement with SunPower in force for the respective period. Except for revenue transactions with SunPower, for fiscal years 2023, we had one customer, that accounted for at least 10% of revenue. No customer accounted for at least 10% of revenue except for SunPower for fiscal year 2022. As of December 31, 2023, SunPower accounted for 0.9% amount of our accounts receivables while it accounted for 9.6% of our accounts receivable as of January 1, 2023. Four and two customers individually accounted for 10% or more of accounts receivable as of December 31, 2023 and January 1, 2023, respectively.
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
As applicable, interest and penalties on tax contingencies are included in “Provision for income taxes” in the Consolidated Statements of Operations and such amounts were not material for the period presented. In addition, foreign exchange gains (losses) may result from estimated tax liabilities, which are expected to be settled in currencies other than the U.S. dollar.
Investments in Equity Interests
Investments in entities in which we can exercise significant influence, but do not own a majority equity interest or otherwise control, are accounted for under the equity method. We record our share of the results of these entities as “Equity in losses of unconsolidated investees” on the Consolidated Statements of Operations, to the extent of our investment in these entities where there is no guaranteed obligation or committed financial support rendered. We monitor our investments for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the entities and record reductions in carrying values when necessary. The fair value of privately-held investments is estimated using the best available information as of the valuation date, including current earnings trends, discounted projected future cash flows, and other company specific information, including recent financing rounds (see Note 6. Balance Sheet Components and Note 7. Fair Value Measurements).
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
Noncontrolling Interests
Noncontrolling interests represents the portion of net assets in consolidated subsidiaries that are not attributable, directly or indirectly, to us and are presented as a separate component within Equity in the Consolidated Balance Sheets. Net losses (income) attributable to the non-controlling interests are recorded within “Net losses (income) attributable to noncontrolling interests” in the Consolidated Statements of Operations.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current period's presentation. These reclassifications occurred within “Interest expense” and “Interest income” in the Consolidated Statements of Operations. The reclassifications are immaterial and arose due to reclassification of interest income which was presented as a net balance within “Interest expense, net” in prior year. The total balance for “Other expense, net” remains unchanged. In addition, the Company has reclassified “Advances to supplier” within “Prepaid expense and other current assets” with the expiration of the long-term supply agreements for polysilicon in fiscal year 2022 and such balances are no longer material.
Recently Issued Accounting Pronouncements Not Yet Effective
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements, which amends U.S. GAAP to reflect updates and simplifications to certain disclosure requirements referred to FASB by the SEC. The targeted amendments incorporate 14 of the 27 disclosures referred by the SEC into Codification. Some of the amendments represent clarifications to, or technical corrections of, the current requirements. ASU 2023-06 could move certain disclosures from the nonfinancial portions of SEC filings to the financial statement notes. Each amendment in ASU 2023-06 will only become effective if the SEC removes the related disclosure or presentation requirement from its existing regulation by June 30, 2027. No amendments were effective at December 31, 2023. The Company is still currently evaluating the impact of the adoption of the new standard but does not expect a significant impact on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07 Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. This ASU is effective for public companies with annual periods beginning after December 15, 2023, and interim periods within annual period beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the effects adoption of this guidance will have on the consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. This ASU is effective for public companies with annual periods beginning after December 15, 2024, with early adoption permitted. The Company is still currently evaluating the impact of the adoption of the new standard but does not expect a significant impact on the consolidated financial statements.
NOTE 3. TRANSACTIONS WITH SUNPOWER AND TOTALENERGIES
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
In April 2021, the Company entered into the 2021 TZE Private Placement, with an affiliate of TZE, As of December 31, 2023, TotalEnergies’s and TZE SG’s ownership of the Maxeon outstanding shares was approximately 14.8% and 22.8%, respectively.
On May 19, 2023, the Company completed the Company Offering and the TotalEnergies Offering each at a price per share of $28.00.
In addition, pursuant to a share purchase agreement, dated May 16, 2023, Maxeonc completed the “2023 TZE Private Placement with TZE SG.
Transactions with SunPower
Sales to SunPower
During fiscal years 2023, 2022 and 2021, we had sales of $206.0 million, $283.3 million and $225.9 million to SunPower representing the sale of solar modules to SunPower. The pricing term is based on the supply agreement with SunPower. Sales to SunPower were recognized in line with our revenue recognition policy for sales to third-party customers, as discussed in Note 2. Summary of Significant Accounting Policies. As of December 31, 2023 and January 1, 2023, accounts receivable due from SunPower related to these sales amounted to $0.6 million and $5.4 million, respectively.
Agreements with SunPower
In connection with the Spin-off, we also entered into certain ancillary agreements that govern the relationships between SunPower and us following the Distribution, including: a tax matters agreement, employee matters agreement, transition services agreement, back to back agreement, brand framework agreement, cross license agreement, collaboration agreement, and supply agreement (collectively, the “Ancillary Agreements”).
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
In February 2021, we entered into an amendment to the August 2020 agreement with SunPower (the “SunPower Supply Agreement”, and such amendment, (the “Amendment to the SunPower Supply Agreement”) that updated and amended 2021 volumes and pricing. The Amendment to the SunPower Supply Agreement also brought forward the exclusivity term for the Direct Market Segment (as defined in the SunPower Supply Agreement) from August 26, 2021 to June 30, 2021 and provided for optional sales by Maxeon and purchases by SunPower of additional product types, including Performance line panels. The purchase price for each product, subject to certain adjustments, have been fixed for 2020 and 2021 based on the power output (in watts) of the relevant product. For subsequent periods, the purchase price will be set based on a formula and fixed for the covered period, subject to the same adjustments.
On February 14, 2022, we entered into a supply agreement with SunPower (the “2022/2023 Supply Agreement”) which terminates and replaces the Sunpower Supply Agreement, pursuant to which the Company is supplying SunPower with modules based on our interdigitated back contact technology (“IBC Modules”) for use in residential installations in the Domestic Territory (as defined under “Item 3.D. Risk Factors.”). The 2022/2023 Supply Agreement provided for a minimum product volume and fixed pricing for 2022 and 2023 to reflect the prevailing market trends at the point of the 2022/2023 Supply Agreement, based on the power output (in watts) of the IBC Module. The 2022/2023 Supply Agreement, was amended on January 5, 2023 to increase minimum product volumes, update the pricing of IBC Modules for 2023 and extend exclusivity provisions that prohibit us from selling Maxeon 6 IBC Modules to anyone other than SunPower for use in the Domestic Territory until December 31, 2023. The pricing of our modules sold to SunPower was fixed for 2022 and 2023, based on the power output (in watts) of the IBC Module, but the pricing was updated to reflect current market trends. Additionally, either party could terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties failed to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. This was further amended on November 13, 2023, pursuant to the amendment, settlement and release agreement (the “SunPower Settlement Agreement”) entered into between the Company and SunPower, pursuant to which, amongst other matters, the parties agreed to certain amended product orders and deliveries under the 2022/2023 Supply Agreement, which product deliveries will take place in accordance with the volumes and schedule set out in the SunPower Settlement Agreement on a take-or-pay basis, at which time upon the performance of all related obligations thereunder, the 2022/2023 Supply Agreement shall also terminate. The Company will also be released (i) from the obligation to supply certain of its products exclusively to SunPower starting March 31, 2024, and (ii) from the non-circumvention obligations under the 2022/2023 Supply Agreement starting January 1, 2024. The 2022/2023 Supply Agreement continues until December 31, 2023, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party.
The Company and SunPower also previously entered into the 2024/2025 Supply Agreement for supply of certain volumes of Maxeon 6 IBC Modules to SunPower for use in residential installations in the Domestic Territory. However, the 2024/2025 Supply Agreement was terminated pursuant to the terms of SunPower Settlement Agreement

Apart from the termination of the 2022/2023 Supply Agreement and 2024/2025 Supply Agreement in accordance with the terms of the SunPower Settlement Agreement, we have agreed with SunPower on our obligation related to certain warranty claim. On top of this, we have been released (i) from the obligation to supply certain of its products exclusively to SunPower starting March 31, 2024, and (ii) from the non-circumvention obligations under the 2022/2023 Supply Agreement starting January 1, 2024. The SunPower Settlement Agreement also contemplated the issuance of warrants to purchase shares of SunPower’s common stock on January 1, 2024, which warrants will be exercisable in the period beginning 135 days from the warrant issuance date, through 2025, and the mutual release of claims arising from the SunPower Supply Agreements (each as defined under “Note 3. Transactions with SunPower and TotalEnergies.”), subject to the terms and conditions set forth in the SunPower

Settlement Agreement. Maxeon’s delivery obligations under the SunPower Settlement Agreement have been satisfied.
The below table summarizes our transactions with SunPower, in relation to these agreements:

	Fiscal Year Ended
(In thousands)	December 31, 2023	January 1, 2023	January 2, 2022
Charges from product collaboration agreement	$1,861	$17,035	$32,887
Net (credit) charges from transition services agreement	(78)	(3,019)	5,217

We had the following balances related to transactions with SunPower as of December 31, 2023 and January 1, 2023:

	As of
(In thousands)	December 31, 2023	January 1, 2023
Accounts receivable	$584	$5,403
Other receivables from SunPower (Note 6)	3,448	14,703
Other receivables, non-current	6,220	1,458
Accounts payable	1,798	1,910
Accrued liabilities (Note 6)	2,198	7,769
Transactions with TotalEnergies
The following related party balances and amounts are associated with transactions entered into with TotalEnergies and its affiliates:

	As of
(In thousands)	December 31, 2023	January 1, 2023
Accounts receivable	$13,390	$10,732
Other receivables, current	794	—
Accounts payable	232	8
Contract liabilities, current portion	218	58,852
Contract liabilities, net of current portion	—	4,319
Refund liabilities (Note 6)	18,229	22,146

	Fiscal Year Ended
(In thousands)	December 31, 2023	January 1, 2023	January 2, 2022
Revenue	$99,694	$76,216	$14,733
Supply Agreements
In November 2016, SunPower and TotalEnergies entered into a 4-year, up to 200 megawatts (“MW”) supply agreement to support the solarization of certain TotalEnergies facilities (the “Solarization Agreement”). The agreement covers the supply of 150 MW of Maxeon 2 panels with an option to purchase up to another 50 MW of Performance line solar panels. In March 2017, SunPower received a prepayment totaling $88.5 million. The prepayment is secured by certain of Maxeon’s assets located in Mexico. The deliveries commenced since the second quarter of fiscal year 2017 with assignment and assumption agreement entered in August 2020 to assign all rights and obligation to Maxeon. In February 2021, TotalEnergies and the Company made certain amendments to extend the period of the agreement, product list, pricing, and terms for the repayment of remaining unused prepayment and the release of the assets pledge (the “Amendment to the Solarization Agreement”).

In March 2023, as a result of the Amendment to the Solarization Agreement, the parties have concluded on the total refund liability as $24.3 million, to be repaid in 12 equal installments from the first quarter of 2023 until the fourth quarter of 2025. The Company has paid three installments fiscal year 2023. As of December 31, 2023, the carrying amount of the assets pledged is $123.4 million.
As of December 31, 2023, $10.1 million and $8.1 million to be repaid to TotalEnergies is recognized in "Accrued liabilities" and “Other long-term liabilities” on our Consolidated Balance Sheets, respectively, in connection to the aforementioned supply agreement. As of January 1, 2023, $7.4 million and $14.8 million expected to be repaid to TotalEnergies is recognized in "Accrued liabilities" and “Other long-term liabilities” on our Consolidated Balance Sheets, respectively. As of December 31, 2023 and January 1, 2023, we had nil and $2.2 million, respectively, of “Contract liabilities, net of current portion” on our Consolidated Balance Sheets related to the aforementioned supply agreement.
In November 2021, the Company executed an order request from Danish Fields Solar LLC, a wholly-owned subsidiary of TotalEnergies SE, for the sale of Performance line modules that is governed by a framework agreement entered into between the Company and TotalEnergies Global Procurement on October 27, 2021. After granting security interests in certain assets located in Mexico, the Company received total prepayment of $57.1 million. In September 2023, the Company and Danish Fields Solar LLC entered into an Abatement and Amendment Agreement (the “Amendment and Abatement Agreement”) to amend certain terms to the order request, including the delivery schedule, utilization of the prepayment and abatement conditions for the liquidated damage claim by Danish Fields Solar LLC for the delay from the original schedule. The delivery of the modules was completed in the fourth quarter of fiscal year 2023, after the guaranteed delivery schedule pursuant to the Abatement and Amendment Agreement. Accordingly, the Company is subjected to liquidated damage for such delay. The Company has assessed that the contract includes a significant financing component. Accordingly, the carrying amount for such prepayment is adjusted for the discount rate at the contract inception. As of December 31, 2023 and January 1, 2023, after adjusting for the significant financing component, we have nil and $58.8 million, respectively, of such prepayment in “Contract liabilities, current portion” on our Consolidated Balance Sheets related to the aforementioned supply agreement. The interest expense on significant financing component of $2.1 million and $2.4 million, respectively, for fiscal year 2023 and 2022, has been recognized in “Interest expense” in the Consolidated Statements of Operation. As of December 31, 2023, the carrying amount of the assets pledged is $34.4 million and the Company is in the midst of requesting for the release of the assets pledged in Mexico.
Solar Power Purchase Agreement
In February 2022, the Company, through its subsidiary SunPower Malaysia Manufacturing Sdn Bhd (“SPMY”) entered into a long-term solar power purchase agreement (the “PPA”) with TotalEnergies Renewables Malaysia Sdn Bhd (“TotalEnergies Malaysia”), Under the PPA, TotalEnergies Malaysia will install and maintain a solar PV system at SPMY’s rooftop for 20 years at a fixed price per kWh with a guaranteed annual energy output ranging from 10.8 GW to 11.9 GW to the SPMY. SPMY has the option to purchase the PV system at any time for a fixed price, which goes down to $0.00 after 20 years. The PV system will be constructed and installed using the Company’s Performance line modules. As of December 31, 2023, the Company and TotalEnergies is in the midst of renegotiating a new terms and conditions to replace this PPA as the underlying conditions have expired.
NOTE 4. TCL ZHONGHUAN RENEWABLE ENERGY TECHNOLOGY CO. LTD. (“TZE”)
Agreements with TZE in Connection with the HSPV

In 2016 and 2017, SunPower entered into two joint ventures with TZE and other former partners, Huansheng Photovoltaic (Jiangsu) Co., Ltd (“HSPV”) , which is based in China and focused on sales of Performance line products within China, and SunPower Systems International Limited (“SPSI”), which is based in Hong Kong and focused on international sales. In September 2021, TZE made a capital injection of RMB270.0 million (equivalent to $41.6 million) to HSPVto facilitate the capacity expansion of HSPV. The Company did not make a proportionate injection based on its equity interest in HSPV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%. Consequently, we recorded a gain of $3.0 million related to the deemed disposal of the equity ownership, including $0.03 million relating to the recycling of other comprehensive income to profit or loss. The gain is presented within “Other, net” in our Consolidated Statements of Operations. As of December 31, 2023, we had an equity ownership of 16.3% in the joint venture and account for the joint venture as an equity method investment. Please refer to Note 10 Equity Investments for transactions with the joint venture.
In February 2021, we and SPSI entered into an offshore master supply agreement with HSPV and Huansheng New Energy (Jiangsu) Co., Ltd. (“HSNE”), a joint venture of HSPV, (the “Offshore Master Supply Agreement”) pursuant to which we will purchase and HSPV and HSNE will supply us with Performance line products of which, the pricing subject to segmented pricing principles and most favored nation pricing favorable to us, with the specific price and volume to be determined in a quarterly volume commitment letter subject to approvals from our Board.
In February 2021, we and SPSI also entered into an amended and restated business activities framework agreement with HSPV, HSNE, and TZE (the “Amended and Restated Business Activities Framework Agreement”), which maintains our rights, but not the obligation, to take up to 33% of HSPV’s capacity for sale directly into global DG markets outside of China and power plant markets in the United States and Mexico regions, while also allowing HSPV and HSNE to sell directly into global power plant markets outside of China under their own brand if approved on a case-by-case basis by us or SPSI depending on which entity shares the market with HSPV or HSNE, subject to a royalty payment for our license. In connection with these agreements, we also entered into intellectual property license agreements with HSPV and HSNE.
In November 2021, we and SPSI entered into an amendment to the Amended and Restated Business Activities Framework Agreement (“BAFA Amendment”) and an amendment to the Offshore Master Supply Agreement (the “MSA Amendment”). The BAFA Amendment and the MSA Amendment are aimed at providing more predictability to transfer pricing applicable to Performance line modules.

Under the MSA Amendment, a pricing mechanism has been agreed to with HSPV and HSNE based on prices set forth in a specified index for the month of scheduled delivery of the relevant products. The parties further agreed to review the pricing mechanism the relevant products at specified intervals and augment such pricing mechanism upon mutual agreement.

The BAFA Amendment does not change the Company’s right to purchase up to 33% of HSPV’s and HSNE’s annual production capacity for the sale of Performance line modules directly into global distributed generation (“DG”) markets outside of China and utility-scale markets in the United States and Mexico regions, and SPSI’s right to take up to 33% of |HSPV’s and HSNE’s annual production capacity for the sale of Performance line modules into global utility-scale markets with the exception of China, the United States and Mexico.
In October 2022, we entered into a temporary agreement with Huansheng New Energy (Tianjin) Co., Ltd. (“HSTJ”) (the “Temporary HSTJ Agreement”), a company which HSPV and its local partner have invested in, which included HSTJ as a party to the existing arrangements under the BAFA Amendment and the MSA Amendment and enabled HSTJ to manufacture and sell Performance Line products. The Temporary HSTJ Agreement is valid for 6 months and may be extended for a further 3 months with the Company’s consent. In December 2023, we entered into an amendment to the Temporary HSTJ Agreement, extending the validity to March 31, 2024.
Financing transactions with TZE
Pursuant to a stock purchase agreement dated April 13, 2021 with TZE SG, a wholly owned subsidiary of TZE, the Company sold to TZE SG 1,870,000 ordinary shares at a price of $18.00 per share in the 2021 TZE Private Placement.
On August 17, 2022, the Company completed the sale of $207.0 million in aggregate principal amount of 7.50% first lien senior secured convertible notes due 2027 (the “2027 Notes”) to TZE SG, an existing shareholder of the Company, at a purchase price equivalent to 97% of the principal amount of the 2027 Notes. Please refer to Note 11 Debt and Credit Sources for the convertible notes.

On May 19, 2023,the Company completed the Company Offering, the TotalEnergies Offering, each at a price per share of $28.00.
Pursuant to a share purchase agreement, dated May 16, 2023, Maxeon and TZE SG entered into the 2023 TZE Private Placement.
Silicon Wafer Master Supply Agreement
On November 16, 2021, we entered into a silicon wafer master supply agreement with TZE HK, a subsidiary of TZE for the purchase of P-Type G12 wafers which are intended to be incorporated into the Company’s Performance line modules planned for manufacture in Malaysia and Mexico and sale into the United States. The Company expects TZE HK to be its primary wafer supplier for Performance line modules and deliveries commenced in 2022. Deposit arrangements, payment terms and pricing mechanisms will be agreed to with TZE HK for the Company to reserve specified volumes in advance. The master supply agreement also sets out a general framework and customary operational and legal terms which govern the purchases of silicon wafer from TZE by the Company and its subsidiaries, including engineering changes, supply chain management, inspection, representations and warranties and legal compliance. In March 2022, we entered into an addendum to the master supply agreement, pursuant to which TZE HK will supply the Company with wafers to meet the Company’s volume requirements for calendar year 2023. In December 2023, we entered into an addendum to the master supply agreement for the Company’s volume requirement for calendar year 2024 at specified pricing.
In connection with the supply agreement, we made a deposit of $2.1 million as of January 1, 2023, to reserve specified volumes in advance for delivery up to fiscal year 2023, and is recorded in “ Advances to suppliers, current portion” on the Consolidated Balance Sheets. The deposits in connection to the deliveries in calendar year 2024 is expected to be paid in fiscal year 2024.
The following related party balances and amounts summarizes transactions entered into with TZE and its affiliates, excluding transactions with HSPV:

	As of
(In thousands)	December 31, 2023	January 1, 2023
Prepayment for purchases	$—	$15,009
Convertible notes (Note 11)	207,000	207,000

	Fiscal Year Ended
(In thousands)	December 31, 2023	January 1, 2023	January 2, 2022
Payments for purchases of silicon wafer	$121,770	$87,228	$10,392
Contractual interest expense on 2027 Notes	15,525	5,822	—

NOTE 5. REVENUE FROM CONTRACTS WITH CUSTOMERS
During fiscal years 2023, 2022 and 2021, we recognized revenue for sales of modules and components from contracts with customers of $1,123.1 million, $1,060.1 million and $783.3 million, respectively. We recognize revenue for sales of modules and components at the point that control transfers to the customer, which typically occurs upon shipment or delivery to the customer, depending on the terms of the contract. Payment terms are typically between 30 and 45 days.
Contract Assets and Liabilities
As of December 31, 2023 and January 1, 2023, contract assets is $0.6 million for both periods, and has been presented within “Prepaid expenses and other current assets”. Contract assets consist of unbilled receivables which represent revenue that has been recognized based on the satisfaction of performance obligations in advance of billing the customer based on the contractual billing terms. During fiscal year 2023, the movement was insignificant whereas for fiscal year 2022, the decrease in contract assets of $1.0 million, was primarily due to billings of previously unbilled receivables.
Contract liabilities consist of deferred revenue and customer advances, which represent consideration received from a customer based on the contractual payment terms prior to transferring control of goods or services to the customer under the terms of a sales contract. The Company has pledged certain equipment assets and inventory to serve as collateral for certain advances from customers. As of December 31, 2023 and January 1, 2023, the carrying amount of such assets pledged is $34.4 million and $93.1 million, respectively. During fiscal years 2023, the decrease in contract liabilities of $53.2 million was primarily due to utilization of contract liabilities previously recorded due to the completion of performance obligations, partially offset by additional customer advances. During fiscal year 2022, increase in contract liabilities of $197.9 million was primarily due to additional customer advances, partially offset by utilization of contract liabilities previously recorded due to the completion of performance obligations. During fiscal years 2023 and 2022, we recognized revenue of $123.3 million and $14.9 million that was included in contract liabilities as of January 1, 2023 and January 2, 2022, respectively. Except for a contract with TotalEnergies which has been completed during fiscal year 2023 (refer to Note 3. Transactions with SunPower and TotalEnergies), there is no significant financing component for the contract assets and contract liabilities.
NOTE 6. BALANCE SHEET COMPONENTS
Accounts Receivable, Net

	As of
(In thousands)	December 31, 2023	January 1, 2023
Accounts receivable, gross(1)	$63,517	$55,218
Less: allowance for credit losses	(566)	(807)
Less: allowance for sales returns	(264)	(110)
Accounts receivable, net	$62,687	$54,301
(1)The Company maintains factoring arrangements with two separate third-party factor agencies related to our accounts receivable from customers in Europe and the United States. As a result of these factoring arrangements, title of certain accounts receivable balances was transferred to third-party vendors, and both arrangements were accounted for as a sale of financial assets given effective control over these financial assets has been surrendered. As a result, these financial assets have been excluded from our Consolidated Balance Sheets. The Company maintains the role as a collection agent for the factor agencies and as of December 31, 2023 and January 1, 2023, the cash held in escrow for the collection of such funds that has not been collected by the factor agencies is $0.1 million and $0.5 million, respectively.
In connection with the factoring arrangements, we sold accounts receivable invoices amounting to $498.4 million and $577.9 million in fiscal years 2023 and 2022, respectively. As of December 31, 2023 and January 1, 2023, total uncollected accounts receivable from end customers under both arrangements were $49.4 million and $63.6 million, respectively.

(In thousands)	Balance at Beginning of Period	Charges to Expense	Deductions	Balance at End of Period
Allowance for credit losses
Year ended December 31, 2023	$807	$(170)	$(71)	$566
Year ended January 1, 2023	940	(13)	(120)	807

Allowance for sales returns
Year ended December 31, 2023	$110	$154	$—	$264
Year ended January 1, 2023	225	(115)	—	110
Inventories

	As of
(In thousands)	December 31, 2023	January 1, 2023
Raw materials	$37,063	$83,350
Work-in-process	80,219	76,718
Finished goods	191,666	143,162
Inventories	$308,948	$303,230
As of December 31, 2023 and January 1, 2023, the Company had inventory reserves arising from excess and obsolescence, quality and unfavorable pricing against cost. The Company had reserves to reflect the inventories at lower of cost and net realizable value of $30.5 million and $21.3 million, respectively.

Prepaid Expenses and Other Current Assets

	As of
(In thousands)	December 31, 2023	January 1, 2023
VAT receivables, current portion	$10,218	$7,320
Tax receivables	1,580	3,819
Receivables from tolling partners	—	14,923
Other receivables from SunPower (Note 3)	3,448	14,703
Other receivables	14,278	19,394
Deferred issuance cost	1,528	1,652
Restricted cash	5,242	37,974
Prepaid expenses	18,055	26,366
Derivative financial instruments (Note 12)	313	703
Asset held for sale(1)	466	1,490
Other prepaid expenses and other current assets	684	764
Prepaid expenses and other current assets	$55,812	$129,108
(1)     Asset held for sale represents fixed assets that have satisfied the held for sale criteria under ASC 360 Property, Plant and Equipment. Such assets are carried at the lower of carrying amount and fair value less costs to sell.

Intangible Assets, Net

(In thousands)	Gross	Accumulated Amortization	Net
As of December 31, 2023
Customer relationship	$2,600	$—	$2,600
Trademarks and purchased technology	2,961	(2,209)	752
Total	$5,561	$(2,209)	$3,352

As of January 1, 2023
Trademarks and purchased technology	$2,305	$(2,014)	$291
Aggregate amortization expense for intangible assets totaled $0.2 million and $0.3 million and $0.4 million for fiscal years 2023, 2022, and 2021 respectively.
As of December 31, 2023, the estimated future amortization expense related to definite-lived intangible assets is as follows:

(In thousands)
Fiscal Year
2024	$866
2025	818
2026	740
2027	730
2028	80
Thereafter	118
Total future amortization expense	$3,352
Goodwill
As of December 31, 2023, the carrying amount of goodwill is $7.9 million and it relates to the acquisition of certain assets from SolarCA LLC (See Note 18. Acquisition of certain assets for more details). Goodwill is primarily attributable to expected synergies and the assembled workforce acquired.
The Company performed an impairment assessment on the goodwill and concluded that it was not more likely that the fair value was less than its carrying amount. Accordingly, no impairment loss of goodwill was recognized for fiscal years 2023.

Property, Plant and Equipment, Net

	As of
(In thousands)	December 31, 2023	January 1, 2023
Manufacturing equipment	$185,536	$300,089
Land and buildings	148,808	151,763
Leasehold improvements	85,536	89,215
Solar power systems	1,318	1,300
Computer equipment	49,220	39,011
Furniture and fixtures	1,321	1,378
Construction-in-process	22,000	15,786
Property, plant and equipment, gross	493,739	598,542
Less: accumulated depreciation	(213,714)	(218,074)
Property, plant and equipment, net	$280,025	$380,468
Aggregate depreciation expense for property, plant and equipment totaled $55.7 million and $56.5 million and $41.8 million for fiscal years 2023, 2022, and 2021 respectively.
Other Long-term Assets

	As of
(In thousands)	December 31, 2023	January 1, 2023
Equity investments without readily determinable fair value (Note 10)	$4,000	$4,000
Equity method investments (Note 10)	—	3,061
Prepaid Forward (Note 11)	16,298	34,661
Prepayment for capital expenditure	35,150	7,890
Restricted cash	100	2,545
Land rights	4,728	4,930
Receivables from SunPower, less current portion (Note 3)	6,220	1,458
Other	2,414	1,873
Other long-term assets	$68,910	$60,418

Accrued Liabilities

	As of
(In thousands)	December 31, 2023	January 1, 2023
Employee compensation and employee benefits	$23,165	$25,885
Short-term warranty reserves	3,333	7,082
Restructuring reserve (Note 8)	25,429	563
Accrued interest payable	12,151	13,577
Other payables to SunPower (Note 3)	2,198	7,769
VAT payables	3,108	8,418
Derivative financial instruments (Note 12)	2,456	5,318
Legal accruals	8,489	7,903
Taxes payable	4,572	13,575
Payable to factor agencies	504	1,172
Refund liabilities to TotalEnergies, current portion (Note 3)	10,127	7,382
Repurchase obligation(1)	—	30,508
Short-term security deposit payable	1,990	—
Liquidated damage provision(2)	8,361	—
Provision for loss on firm purchase commitment	2,644	1,041
Other	4,929	4,964
Accrued liabilities	$113,456	$135,157
(1)Amount as of January 1, 2023 relates to obligation to the suppliers who perform toll manufacturing of wafers for the Company. The Company has sold polysilicon to these suppliers and will have to repurchase back in the form of wafers. Such amount was fully repurchased during fiscal year 2023.
(2)Amount relates to estimated exposure arising from delays of delivery of modules under the terms and conditions for some of our supply contracts.
Other Long-term Liabilities

	As of
(In thousands)	December 31, 2023	January 1, 2023
Long-term warranty reserves	$22,178	$26,130
Unrecognized tax benefits	5,451	16,823
Long-term security deposit payable	91	2,012
Long-term pension liability	1,960	1,632
Refund liabilities to TotalEnergies, net of current portion (Note 3)	8,102	14,764
Other	712	2,302
Other long-term liabilities	$38,494	$63,663
(1)Included in the warranty reserve is the long-term system warranty reserve of $4.5 million and $4.7 million as of December 31, 2023 and January 1, 2023, respectively, relating to SunPower’s business which is indemnified by SunPower under the Separation and Distribution Agreement and accordingly, the Company has recorded the corresponding receivables under “Other long-term assets” on the Consolidated Balance Sheets.

Accumulated Other Comprehensive Loss

	As of
(In thousands)	December 31, 2023	January 1, 2023
Cumulative translation adjustment	$(19,450)	$(21,695)
Unrecognized gain on long-term pension liability adjustment	4,513	5,105
Net unrealized loss on derivative instruments	(1,441)	(5,518)
Accumulated other comprehensive loss	$(16,378)	$(22,108)
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
Assets and Liabilities Measured at Fair Value on a Recurring Basis
We measure certain assets and liabilities at fair value on a recurring basis. There were no transfers between fair value measurement levels during the presented periods. We did not have any assets or liabilities measured at fair value on a recurring basis requiring Level 3 inputs as of December 31, 2023 or January 1, 2023.
The following table summarizes our assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2023 and January 1, 2023:

	December 31, 2023		January 1, 2023
(In thousands)	Total Fair Value	Level 2	Total Fair Value	Level 2
Assets
Prepaid expenses and other current assets
Derivative financial instruments (Note 12)	$313	$313	$703	$703

Other long-term assets
Prepaid Forward	16,298	16,298	$34,661	$34,661
Total assets	$16,611	$16,611	$35,364	$35,364

Liabilities
Accrued liabilities
Derivative financial instruments (Note 12)	2,456	2,456	5,318	5,318
Total liabilities	$2,456	$2,456	$5,318	$5,318

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis
We measure certain investments and non-financial assets (including property, plant and equipment) at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such asset is impaired below its recorded cost. As of December 31, 2023 and January 1, 2023, there were no material items recorded at fair value on a non-recurring basis.
Held-to-Maturity Debt Securities
Our restricted debt security, classified as held-to-maturity, is the Philippine government bond that we maintain and used as collateral for business transactions within the Philippines. This bond has a maturity date of less than a year and is classified as “Restricted short-term marketable securities” in our Consolidated Balance Sheets. As of December 31, 2023 and January 1, 2023, these bonds had a carrying value of $1.4 million and $1.0 million respectively.
As of January 1, 2023, we had a 4-month time deposit with Deutsche Bank AG, with a carrying amount of $76.0 million, recorded in “Short-term securities” in our Consolidated Balance Sheets. The deposit bore interest at a rate of 3.65% per annum and matured in January 2023.
We recorded such held-to-maturity investments at amortized cost based on our ability and intent to hold the securities until maturity. We monitor for changes in circumstances and events that would affect our ability and intent to hold such securities until the recorded amortized costs are recovered. No other-than-temporary impairment loss was incurred during the period presented.
Non-Marketable Equity Investments
Our non-marketable equity investments are securities in privately-held companies without readily determinable market values. On January 1, 2018, we adopted ASU 2016-01 and elected to adjust the carrying value of our non-marketable equity securities to cost less impairment, adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. As of December 31, 2023 and January 1, 2023, we had $4.0 million in investments accounted for under the measurement alternative method.
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
NOTE 8. RESTRUCTURING
Maxeon’s Restructuring Plans
May 2021 Restructuring Plan
In fiscal year 2021, the Company adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of a France-based manufacturing facility in Toulouse. There was less than 40 employees affected in connection with this restructuring plan. This represents a mixture of manufacturing and non-manufacturing employees. The restructuring activities was substantially completed in fiscal year 2022. The activities in fiscal year 2023 pertains to the sale of the manufacturing facility and settlement of employment benefits provided to affected employees in accordance to local statutory requirements .
June 2022 Restructuring Plan

In fiscal year 2022, the Company adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of our module factory in Porcelette, France. There were less than 30 employees affected by this restructuring plan, representing a mixture of manufacturing and non-manufacturing employees. The restructuring activities was substantially completed in fiscal year 2023 and the module factory was also sold in the same year. The remaining activities in fiscal year 2024 relates to the settlement of employment benefits provided to affected employees in accordance to local statutory requirements
September 2023 Restructuring Plan
In fiscal year 2023, the Company has adopted a restructuring plan to rebalance our global operations to create efficiencies, improving cash flows and improve our product execution in alignment with our strategy. Restructuring charges are primarily comprised of impairment, cost of disposal and retirement of long-lived assets, including right of use assets, contract termination cost for capital expenditure and severance and benefits. The restructuring activities for the September 2023 Restructuring Plan are expected to be completed by fiscal year 2024.
The following table summarizes the period-to-date restructuring charges by plan recognized in our Consolidated Statements of Operations:

	Fiscal Year Ended
(In thousands)	December 31, 2023	January 1, 2023	January 2, 2022
May 2021 Restructuring Plan:
Severance and benefits	129	(475)	4,313
(Gain from) cost of disposal and retirement of property, plant and equipment	(1,880)	60	252
Total May 2021 Restructuring Plan	(1,751)	(415)	4,565
June 2022 Restructuring Plan:
Severance and benefits	(348)	1,981	—
Cost of disposal and retirement of property, plant and equipment	457	599	—
Total June 2022 Restructuring Plan	109	2,580	—
September 2023 Restructuring Plan:
Inventory impairments and other inventory related costs(1)	24,278	—	—
Severance and benefits	12,745	—	—
Impairment and cost of disposal and retirement of long-lived assets, including right of use assets	74,480	—	—
Contract termination costs for capital expenditure	39,051	—	—
Other costs	817	—	—
Total September 2023 Restructuring Plan	151,371	—	—
Other Restructuring:
Severance and benefits	—	—	1,077
Cost of disposal and retirement of property, plant and equipment	—	(47)	2,440
Other costs	—	—	2
Total Other Restructurings	—	(47)	3,519
Total restructuring charges	$149,729	$2,118	$8,084
(1) Included in Cost of revenue.

The following table summarizes the restructuring reserve movements during fiscal year 2023:

(In thousands)	January 1, 2023	(Credits) Charges	(Deduction) Settlement	December 31, 2023
May 2021 Restructuring Plan:
Severance and benefits	$42	$129	$(171)	$—
(Gain) Cost of disposal and retirement of property, plant and equipment	—	(1,880)	1,880	—
Total May 2021 Restructuring Plan	42	(1,751)	1,709	—
June 2022 Restructuring Plan:
Severance and benefits	521	(348)	(111)	62
Cost of disposal and retirement of property, plant and equipment	—	457	(457)	—
Total June 2022 Restructuring Plan	521	109	(568)	62
September 2023 Restructuring Plan:
Inventory impairments and other inventory related costs	$—	$24,278	$(20,553)	3,725
Severance and benefits	—	12,745	(9,694)	3,051
Impairment and cost of disposal and retirement of property, plant and equipment and Right of use Assets	$—	$74,480	$(74,480)	—
Contract termination costs	—	39,051	(20,964)	18,087
Other costs	—	817	(313)	504
Total September 2023 Restructuring Plan	—	151,371	(126,004)	25,367

Total Restructuring Charges	$563	$149,729	$(124,863)	$25,429

NOTE 9. COMMITMENTS AND CONTINGENCIES
Maxeon as a lessee
We lease certain facilities under non-cancellable operating leases from third parties. As of December 31, 2023 and January 1, 2023, future minimum lease payments for facilities under operating leases were $29.1 million and $22.5 million, respectively, to be paid over the remaining contractual terms of up to 3.9 years. The Company has the option to extend certain leases for up to 10 years. These options are included in the lease term when it is reasonably certain that the option will be exercised.
We also lease certain buildings, machinery and equipment under non-cancellable finance leases. As of December 31, 2023 and January 1, 2023, future minimum lease payments for assets under finance leases were $1.6 million and $2.2 million, to be paid over the remaining contractual terms of up to 3.4 years and 4.4 years, respectively. Of the $1.6 million, $0.4 million is included in “Short-term debt” and $1.2 million is included in “Long-term debt” on the Consolidated Balance Sheets as of December 31, 2023.
We have disclosed quantitative information related to the lease contracts we have entered into as a lessee by aggregating the information based on the nature of the asset such that assets with similar characteristics and lease terms are shown within one single financial statement line item.

The table below presents the summarized quantitative information with regard to lease contracts we have entered into:

	Fiscal Year Ended
(In thousands)	December 31, 2023	January 1, 2023
Operating lease expense	$5,236	$4,173
Cash paid for amounts included in the measurement of lease liabilities
Cash paid for operating leases	5,941	3,537
Right-of-use assets obtained in exchange for lease obligations	10,929	5,639
Weighted-average remaining lease term (in years) – operating leases	3.9	4.6
Weighted-average discount rate – operating leases	6.5%	6.4%
The following table presents our minimum future rental payments on leases placed in service as of December 31, 2023:

(In thousands)	Operating Leases	Finance Lease
2024	$7,143	$504
2025	7,046	519
2026	6,625	535
2027	4,795	229
2028	3,519	—
Thereafter	—	—
Total lease payments	29,128	1,787
Less: imputed interest	(3,712)	(160)
Total	$25,416	$1,627
Maxeon as a lessor
We lease certain facilities under operating leases to third parties and affiliates of Total. Some of these leases include an option to extend the lease either at the option of the lessees or upon mutual written agreement of both parties.
The following table presents our minimum future rental receivables on the operating leases as of December 31, 2023:

		Payments Due by Fiscal Year
(In thousands)	Total	2024	2025	Thereafter
Minimum future rental receivable	$2,585	$2,408	$177	$—
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
Future purchase obligations under non-cancellable purchase orders and long-term supply and service agreements as of December 31, 2023 are as follows:

(In thousands)	Fiscal Year 2024	Fiscal Year 2025	Fiscal Year 2026 and thereafter	Total(1)
Future purchase obligations	$266,619	$481	$922	$268,022
(1)Total future purchase obligations comprised of $150.6 million related to non-cancellable purchase orders and $117.4 million related to long-term supply and service agreements.
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

Product Warranties
The following table summarizes the product warranty activities for fiscal years 2023 and 2022:

	Fiscal Year
(In thousands)	2023	2022
Balance at the beginning of the period	$28,347	$30,616
Accruals for warranties issued during the period	6,437	6,366
Settlements and adjustments during the period	(13,794)	(8,635)
Balance at the end of the period	$20,990	$28,347
Liabilities Associated with Uncertain Tax Positions
Total liabilities associated with uncertain tax positions were $5.5 million and $16.8 million as of December 31, 2023 and January 1, 2023, respectively. These are included within “Other long-term liabilities” in our Consolidated Balance Sheets as they are not expected to be paid within the next 12 months. Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement, if any, would be made for our liabilities associated with uncertain tax positions in Other long-term liabilities.
Defined Benefit Pension Plans
Prior to the Spin-off, SunPower maintained defined benefit pension plans for certain of our employees and they continue to be part of these pension plans after the Spin-off and the maintenance of such defined benefit pension plans has been transferred to the Company. Benefits under these plans are generally based on an employee’s age, years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances. The funded status of the pension plans, which represents the difference between the benefit obligation and fair value of plan assets, is calculated on a plan-by-plan basis. We have elected to measure plan assets and benefit obligation using the month-end that is closest to our fiscal year-end. The benefit obligation and related funded status are determined using assumptions as of the end of each fiscal year. We recognize the overfunded or underfunded status of our pension plans as an asset or liability on our Consolidated Balance Sheets. As of December 31, 2023 and January 1, 2023, the underfunded status of our pension plans presented within “Other long-term liabilities” on our Consolidated Balance Sheets was $2.0 million and $1.6 million, respectively. The impact of transition assets and obligations and actuarial gains and losses are recorded within “Accumulated other comprehensive loss” and are generally amortized as a component of net periodic cost over the average remaining service period of participating employees. We recorded a loss of $0.6 million for fiscal year 2023, a gain of $0.9 million and $0.8 million for fiscal year 2022 and 2021, respectively, related to our benefit plans.
Our entity in the Philippines has a tax qualified defined benefit plan covering its regular employees (the “Philippines Plan” or the “Fund”). Under the Philippines Plan, all employees of the entity who have not reached the age of 60 are qualified and become automatically members of the plan.
The Fund is administered by a trustee bank, under a Trust Agreement (the “Philippines Trust Agreement”), designated by the Philippines’ subsidiary acting through the Retirement Committee (as defined in the
Philippines Trust Agreement). The Trustee shall have administrative control over the management of the Fund, and shall be vested with all powers, authority and discretion necessary or expedient for that purpose, in addition to any express powers conferred by the Philippines Trust Agreement. The trustee may adopt and prescribe such rules and regulations as are necessary for the efficient administration of the Fund, provided such are not inconsistent with the Rules and Regulations of the Retirement Plan (as defined in the Philippines Plan).
Under the existing regulatory framework in the Philippines, it requires a provision for retirement pay to qualified private sector employees in the absence of any retirement plan in the entity, provided however that the employee’s retirement benefits under any collective bargaining and other agreement shall not be less than those provided under the law. The law does not require minimum funding of the plan.
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
Similarly, the Company enters into contractual arrangements under which SunPower or other third parties agrees to indemnify the Company for certain litigation and claims to which we are a party. As the exposure related to these claims are directly attributable to the Company’s historical operations, the Company has recognized a receivable from SunPower in the amount of $3.0 million as of December 31, 2023, consistent with the Company’s recognition and measurement principles and assumptions. The receivable balances are recorded in “Prepaid expenses and other current assets” in the Consolidated Balance Sheets.
Legal Matters
We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations. In addition, under the Separation and Distribution Agreement entered into with SunPower in connection with the Spin-off, SunPower indemnifies us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims and an offsetting receivable from SunPower are reflected on our Consolidated Balance Sheets as of December 31, 2023 and January 1, 2023. Please refer to Note 3. Transactions with SunPower and TotalEnergies.
During fiscal year 2023, the Company has received legal claims from certain parties. The Company has made provisions for the estimated amount of exposure in relation to this claim in “Accrued liabilities” on the Consolidated Balance Sheets as of December 31, 2023. The Company is not able to estimate the possible cost or liabilities in excess of the accrual.
Letters of Credit and Bank Guarantees
The Company provides standby letters of credit or other guarantee instruments to various parties as required for certain transactions initiated during the ordinary course of business, to guarantee the Company’s performance in accordance with contractual or legal obligations. As of December 31, 2023, the maximum potential payment obligation that the Company could be required to make under these guarantee agreements was $5.3 million. The contractual terms of the guarantees range from 7 months to 57 months. We have not recorded any liability in connection with these guarantee agreements beyond that required to appropriately account for the underlying transaction being guaranteed. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee agreements. Certain guarantee agreements are collateralized by restricted cash totaling to $5.3 million which is included in “Prepaid expenses and other current assets” and “Other long-term assets” on the Consolidated Balance Sheets as of December 31, 2023.
NOTE 10. EQUITY INVESTMENTS
Equity Method Investments
Huansheng Photovoltaic (Jiangsu) Co., Ltd (“Huansheng”)
In March 2016, SunPower entered into an agreement with Dongfang Electric Corporation and TZE. to form Huansheng Photovoltaic (Jiangsu) Co., Ltd., a jointly owned solar cell manufacturing facility to manufacture our Performance line modules in China. The joint venture is based in Yixing City in Jiangsu Province, China. In March 2016, we made an initial $9.2 million investment for a 15% equity ownership interest in the joint venture, which was accounted for under the cost method. In February 2017, we invested an additional $9.0 million which included an investment of $7.7 million and reinvested dividends of $1.3 million, bringing our equity ownership to 20% of the joint venture. In February and April 2018, we invested an additional $6.3 million and $6.3 million (net of $0.7 million of dividends reinvested), respectively, maintaining our equity ownership at 20% of the joint venture. In September 2021, TZE made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV to facilitate the capacity expansion of Huansheng JV. The Company did not make a proportionate injection based on its equity interest in Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%. Consequently, we recorded a gain of $3.0 million related to the deemed disposal of the equity ownership, including $0.03 million relating to the recycling of other comprehensive income to profit or loss. The gain is presented within “Other, net” in our Consolidated Statements of Operations.
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
For the fiscal years 2023, 2022 and 2021, the equity method investment held by the Company in Huansheng JV have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. The summarized financial information as of December 31, 2023 and January 1, 2023 and for the fiscal years ended 2023, 2022 and 2021 is as follows:

	As of
(In thousands)	December 31, 2023	January 1, 2023
Current assets	$924,110	$556,744
Non-current assets	711,499	615,107
Current liabilities	361,072	444,202
Non-current liabilities	667,617	304,088
Non-controlling interest	615,395	395,173

	Fiscal Year Ended
(In thousands)	December 31, 2023	January 1, 2023	January 2, 2022
Revenue	$1,637,862	$1,619,358	$1,018,731
Gross profit (loss)	$1,433	(40,099)	25,204
Loss from operations	$(135,799)	(177,283)	(27,427)
Net loss	$(136,433)	(159,888)	(126,338)
Net loss attributable to Huansheng JV	$(33,708)	(62,820)	(95,939)
Related-party transactions with Huansheng JV are as follows:

	As of
(In thousands)	December 31, 2023	January 1, 2023
Accounts payable	$9,920	$38,452

	Fiscal Year Ended
(In thousands)	December 31, 2023	January 1, 2023	January 2, 2022
Payments made to investee for products/services	$226,118	$331,004	$249,670
Huaxia CPV (Inner Mongolia) Power Co., Ltd. (“CCPV”)
In December 2012, SunPower entered into an agreement with TZE, Inner Mongolia Power Group Co. Ltd. and Hohhot Jinqiao City Development Company Co., Ltd. to form CCPV, a jointly owned entity to manufacture and deploy our low-concentration PV (“LCPV”) concentrator technology in Inner Mongolia and other regions in China. CCPV is based in Hohhot, Inner Mongolia. The establishment of the entity was subject to approval of the PRC government, which was received in the fourth quarter of fiscal year 2013. In December 2013, we made a $16.4 million equity investment in CCPV, for a 25% equity ownership.
We have concluded that we are not the primary beneficiary of CCPV because, although we are obligated to absorb losses and have the right to receive benefits, we alone do not have the power to direct the activities of CCPV that most significantly impact its economic performance. We account for our investment in CCPV using the equity method because we are able to exercise significant influence over CCPV due to our board position. Due to changes in certain facts and circumstances, in fiscal year 2017, we impaired the entire amount of this investment. CCPV has initiated liquidation process in fiscal year 2023 and the Company has filed its claim towards its receivables that has been fully impaired.

Equity Investments without Readily Determinable Fair Value
Deca Technologies, Inc.
In September 2010, SunPower entered into an agreement to purchase preferred shares of Deca Technologies, Inc., a subsidiary of Cypress Semiconductor, that commercializes a proprietary electronic system interconnect technology. The investment was intended to monetize our intellectual property and capabilities in an adjacent field and potential co-development opportunities in the future. Pursuant to the share purchase agreement, we are entitled to certain liquidation and conversion rights of holders of such preferred shares. Concurrent with the purchase agreement, we also entered into a lease and facility service agreement and license agreement. During fiscal year 2020, in connection with an equity transaction with a third-party investor, the Company agreed to give up the liquidation and conversion rights in exchange for two transactions which increased the equity ownership to 8%, together with a cash dividend of $2.5 million representing a return of capital. In addition, we recorded a gain of $1.3 million related to an increase in the fair value of our investment, based on observable market transactions with the third-party investor. The gain is presented within “Other, net” on our Consolidated Statements of Operations. As of December 31, 2023 and January 1, 2023, our total equity investment in Deca Technologies, Inc. was $4.0 million.
Our equity investments consist of equity method investments and equity investments without readily determinable fair value. The below table represents the Company maximum exposure to loss of the equity investments where the Company is not the primary beneficiary.

	As of
(In thousands)	December 31, 2023	January 1, 2023
Equity method investment	$—	$3,061
Equity investments without readily determinable fair value	4,000	4,000
Total equity investments	$4,000	$7,061
Variable Interest Entities
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
The aggregate carrying amounts of the total assets and total liabilities of SPML Land as of December 31, 2023 were $24.7 million and $4.8 million respectively and as of January 1, 2023 were $21.7 million and $4.2 million, respectively.
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
The Green Convertible Notes were convertible during the second quarter of 2023 as the circumstances for conversion set out in Section 5.01(C)(i)(1) of the indenture dated July 17, 2020 between the Company and Deutsche Bank Trust Company Americas (the“2025 Notes Indenture”) were met for that period. During the third quarter of 2023, the Green Convertible Notes are no longer convertible. No conversion took place while the Green Convertible Notes were convertible.
Prior to the adoption of ASU 2020-06, the Green Convertible Notes was classified as a financial instrument that had both an equity and liability component. The liability component was recorded at fair value on initial recognition with the residual accounted for in equity. Subsequently, the liability portion was recorded at amortized cost. As a result of adopting ASU 2020-06, the Company made certain adjustments to its accounting for the Green Convertible Notes. The Company adopted the ASU during the first quarter of fiscal year 2022 on a modified retrospective basis. The adoption of ASU 2020-06 eliminated the bifurcation of the liability and equity components of the Green

Convertible Notes into a single liability instrument. As a result of the adoption, the carrying amount of the Green Convertible Notes increased by $42.1 million to $187.8 million as of January 3, 2022. Additional paid-in-capital was reduced by $52.2 million and $10.1 million cumulative effect of adoption was recognized to the opening balance of accumulated deficit as of January 3, 2022.
As at December 31, 2023 and January 1, 2023, the net carrying amount of the Green Convertible Notes was $194.7 million and $191.3 million respectively, recorded in “Convertible debt” on the Consolidated Balance Sheets. As at December 31, 2023 and January 1, 2023, the fair value of the Green Convertible Notes was $152.6 million and $218.6 million, respectively, determined using Level 2 inputs based on market prices as reported by an independent pricing source and the face value of the debt is $200.0 million.
As of December 31, 2023 and January 1, 2023, included in the net carrying amount of the Green Convertible Notes is the unamortized debt issuance cost of $5.3 million and $8.7 million, respectively, to be amortized over a term of the note until 2025.
Interest expense arising from the Green Convertible Notes that is recorded in the Consolidated Statements of Operation is as follows:

	Fiscal Year
(In thousands)	2023	2022	2021
Contractual interest expense	$13,000	$13,000	$13,000
Amortization of debt issuance costs and debt discount	3,434	3,434	10,701
As at December 31, 2023 and January 1, 2023, the if-converted value of the Green Convertible Notes is below the outstanding principal amount by $121.2 million and $23.5 million, respectively.

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

The Company filed a registration statement on Form F-3 with the SEC on September 2, 2020. On September 9, 2020, Maxeon filed a final prospectus supplement related to the offering of up to $60.0 million of its ordinary shares in connection with the Physical Delivery Forward. Up to Note Valuation date on September 29, 2020, we issued and sold $58.5 million out of the approximately $60.0 million worth of shares in the Physical Delivery Forward, representing 3.8 million shares issued with the weighted average underwritten price of $15.40. The related shares are excluded from both basic and diluted loss per share calculation as this is an own share lending arrangement. During the Note Valuation Period, the Physical Delivery Forward was a liability classified financial instrument that is remeasured to fair value as it represents a net cash settled provision that is akin to an obligation to repurchase the Company's stock. At the end of the Note Valuation Period, the carrying amount of the Physical Delivery Forward was $64.1 million and a gain of $8.5 million was recorded in Other expense, net in the Consolidated Statements of Operations. The fair value of the Physical Delivery Forward was affected by the Company’s share price and other factors impacting the valuation model. This was subsequently reclassified to equity after remeasurement, at the end of the Note Valuation Period, and thereafter will not be subsequently remeasured.

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
The Prepaid Forward is classified as an asset and remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings as the contract includes provisions that could require cash settlement. As of December 31, 2023 and January 1, 2023, the carrying amount of the Prepaid Forward is $16.3 million and $35.7 million respectively, and is recognized as “Other long-term assets” in the Consolidated Balance Sheets. The remeasurement to fair value for fiscal year 2023 and 2021 was a loss of $18.4 million and $34.5 million, respectively, while for fiscal year 2022, it was a gain of $2.4 million. Such remeasurement difference is recorded as Other expense, net in the Consolidated Statements of Operations. The fair value of the Prepaid Forward is affected by the Company’s share price and other factors impacting the valuation model.
2027 Convertible Notes
On August 17, 2022, Maxeon completed its sale of the 2027 Notes to TZE SG at a purchase price equivalent to 97% of the principal amount of the 2027 Notes. The 2027 Notes will accrue regular interest at a rate of 7.5% per annum, payable semi-annually in arrears on February 17 and August 17 of each year, beginning on February 17, 2023. Payment of interest will take the following forms: (a) the initial 3.5% of the total 7.5% interest payable on an interest payment date shall be paid in cash and (b) the remaining 4.0% of interest payable on such interest payment date may be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding 2027 Notes or by issuing additional 2027 Notes in a corresponding amount (the “PIK Notes”), in accordance with the terms and conditions of the Indenture, (iii) if subject to certain conditions, in ordinary shares of the Company (the “Shares”), and/or (iv) a combination of any two or more forms of payment as described in (i) through (iii). The payment of principal and interest are jointly and severally unconditionally guaranteed, on a senior secured basis, by certain subsidiaries of the Company.
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
As at December 31, 2023 and January 1, 2023, the net carrying amount of the 2027 Notes was $190.9 million and $187.3 million, respectively, and recorded in “Convertible debt” on the Consolidated Balance Sheets. As at December 31, 2023 and January 1, 2023, the fair value of the 2027 Notes was $148.4 million and $199.5 million, respectively, determined using Level 2 inputs based on market prices as reported by an independent pricing source and the face value of the debt is $207.0 million. As of December 31, 2023 and January 1, 2023, the unamortized debt issuance cost and debt discount is $16.1 million and $19.7 million, respectively.
Interest expense arising from the 2027 Notes that is recorded in the Consolidated Statements of Operation is as follows:

	Fiscal Year
(In thousands)	2023	2022	2021
Contractual interest expense	$15,525	$5,822	$—
Amortization of debt issuance costs and debt discount	3,514	1,230	—
As of December 31, 2023 and January 1, 2023, the if-converted value of the 2027 Notes is below the outstanding principal amount by $142.8 million and $63.3 million, respectively.
As at December 31, 2023, the Company has pledged certain assets as collaterals for the 2027 Notes. The carrying amount of the assets pledged as collaterals exceeds the 2027 Notes’ principal amount of $207.0 million. The collaterals includes pledges of the shares of (or other ownership of equity interests in) certain subsidiaries and certain other material assets (including intellectual properties) to the extent the pledges are not restricted under existing regulations, law or contractual obligations.
Other Debt and Credit Sources
In June 2018, SunPower entered into a trade financing agreement which entitles us to an uncommitted, on demand import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad (the “SCB Agreement”) at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. The interest rate for the Revolving Credit agreement was updated to 1.5% per annum over SOFR interest rate over a maximum financing tenor of 90 days in August 2022. In March 2024, the facility limit for the Revolving Credit agreement was revised to $25.0 million. In April 2024, SCB has requested that the company maintain cash deposits equal to the amount of credit facility utilized and deposit funds equal to twice the credit utilized for any new draws. Subsequent to the request, the Company has not made new draws.
As at December 31, 2023 and January 1, 2023, the outstanding amount and face value of this outstanding debt was $25.0 million and $50.0 million respectively. The total amount is recorded in “Short-term debt” on the Consolidated Balance Sheets and matures in fiscal year 2024 and 2023 respectively. During the fiscal years 2023, 2022 and 2021, the Company recorded interest expense of $2.3 million, $1.6 million and $0.5 million, respectively, related to this debt, which is reported as interest expense on the Consolidated Statements of Operations.
Certain of our subsidiaries had debt facilities with a syndicate of lenders entered on July 14, 2020 which were terminated and the availability period of the draw down expired in fiscal year 2021. In connection with the expiration and termination of these debt facilities, a loss on extinguishment of debt of $5.1 million was recognized. The charge to earnings from the debt issuance cost was $2.6 million for fiscal year 2021, which is reported as “Interest expense” on the Consolidated Statements of Operations.

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS
The following tables present information about our hedge instruments measured at fair value on a recurring basis as of December 31, 2023 and January 1, 2023 all of which utilize Level 2 inputs under the fair value hierarchy:

(In thousands)	Balance Sheet Classification	December 31, 2023	January 1, 2023
Assets:
Derivatives designated as hedging instruments:
Foreign currency forward option contracts	Prepaid expenses and other current assets	$—	$64
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	—	63
		$—	$127

Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	$313	$576
		$313	$703

Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward option contracts	Accrued liabilities	$—	$213
Foreign currency forward exchange contracts	Accrued liabilities	2,440	5,105
		$2,440	$5,318

Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Accrued liabilities	$16	$—
		$2,456	$5,318

	December 31, 2023
			Gross Amounts Not Offset in the Consolidated Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$313	$313	$313
Derivative liabilities	2,456	2,456	2,456

	January 1, 2023
			Gross Amounts Not Offset in the Consolidated Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$703	$703	$703
Derivative liabilities	5,318	5,318	5,318
We recorded a loss of $2.9 million, $1.5 million, and $3.4 million on these derivative instruments during fiscal year 2023, 2022 and 2021 respectively under “Other, net” in the Consolidated Statements of Operations.
As of January 1, 2023, there was a cumulative loss of $5.5 million recorded in “Accumulated Other Comprehensive Loss” (“OCL”) in connection with the derivatives designated as cash flow hedges. During fiscal year 2023, we recognized an unrealized loss of $5.1 million and reclassified $9.2 million of loss from OCL to profit or loss, with a net gain on derivatives of $4.1 million in the OCL. As of December 31, 2023, the cumulative loss in OCL for the derivatives was $1.4 million.
During fiscal year 2022, we recognized an unrealized gain of $7.3 million and reclassified $15.5 million of gain from OCL to profit or loss, with a net loss on derivatives of $8.2 million in the OCL.
We classify cash flows related to derivative financial instruments as operating activities in our Consolidated Statements of Cash Flows.
Foreign Currency Exchange Risk
Designated Derivatives Hedging Cash Flow Exposure
Our cash flow exposure primarily relates to anticipated third-party foreign currency revenues and expenses. We derive a portion of our revenues in foreign currencies as part of our ongoing business operations. In addition, a portion of our assets are held in foreign currencies. We enter into foreign currency option contracts and foreign currency forward exchange contracts designated as cash flow hedges to hedge certain forecasted revenue transactions denominated in Euros and Australian dollars. We also enter into foreign currency forward contracts designated as cash flow hedges to hedge certain forecasted purchase transactions denominated in Chinese Renminbi. Our foreign currency forward and option contracts are entered into for periods consistent with the related underlying exposures and do not constitute positions that are independent of those exposures. There were no outstanding foreign currency forward exchange denominated in Chinese Renminbi designated as cashflow hedges as at December 31, 2023 and January 1, 2023.

As of December 31, 2023 and January 1, 2023, the derivatives designated as hedging instruments for either gross external or intercompany revenue up to our net economic exposure had notional values of $111.8 million and $213.3 million respectively. These derivatives have a maturity of nine months or less and ten months or less as of December 31, 2023 and January 1, 2023, respectively. The effective portion of these cash flow hedges is reclassified into revenue when third-party revenue is recognized in our Consolidated Statements of Operations.
Non-Designated Derivatives Hedging Transaction Exposure
Derivatives not designated as hedging instruments consist of forward contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. Changes in exchange rates between our subsidiaries’ functional currencies and the currencies in which these assets and liabilities are denominated can create fluctuations in our reported consolidated financial position, results of operations and cash flows. As of December 31, 2023, to hedge balance sheet exposure, we held foreign currency forward contracts with an aggregate notional value of $26.3 million. These foreign currency forward contracts have maturity of three months or less. As of January 1,

2023, to hedge balance sheet exposure, we held foreign currency forward contracts with an aggregate notional value of $14.9 million. These contracts matured during fiscal year 2023.
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
NOTE 13. INCOMES TAXES
Benefits from (Provision for) Income Taxes
The components of current and deferred income tax credit (expense) reflected in the Consolidated Statements of Operations are as follows:

	Fiscal Year
(In thousands)	2023	2022	2021
(Loss) income before income taxes and equity in losses of unconsolidated investees
Domestic	$(384,890)	$(307,284)	$(271,940)
Foreign	111,364	81,401	32,877
	$(273,526)	$(225,883)	$(239,063)

Benefits from (provision for) income taxes:
Current tax (expense) benefits
Domestic	$(463)	$134	$(375)
Foreign	3,525	(23,727)	5,759
	3,062	(23,593)	5,384

Deferred tax (expense) benefit
Domestic	16	—	—
Foreign	(2,452)	(8,598)	(5,587)
	(2,436)	(8,598)	(5,587)

Benefits from (provision for) income taxes	$626	$(32,191)	$(203)

The benefits from (provision for) income taxes differs from the amounts obtained by applying the statutory Singapore tax rate of 17% to income before taxes as shown below:

	Fiscal Year
(In thousands)	2023	2022	2021
Statutory rate	17%	17%	17%
Tax benefit at statutory rate	$46,500	$38,400	$40,641
Foreign tax rate differential	(41,357)	(45,985)	(37,390)
Change in valuation allowance	(10,746)	(30,595)	(12,510)
Unrecognized tax benefits	1,332	3,455	7,797
Tax credits carryforward	2,797	—	—
Other	2,100	2,534	1,259
Benefits from (provision for) income taxes	$626	$(32,191)	$(203)
In the year ended December 31, 2023, the change in effective tax rates was due to an unrecognized tax benefit of $1.3 million due to expiry of statute of limitations in other jurisdictions. There was also a significant valuation allowance recognized against our deferred tax assets which increased the tax expense, as part of the tax expense under “Other”, was for Swiss capital tax and recognition of deferred tax. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income.
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
SunPower Malaysia Manufacturing Sdn. Bhd. enjoys a tax incentive in Malaysia where we manufacture our solar power products, subject to certain terms and conditions imposed by MIDA. The current tax incentive in Malaysia was granted to our former joint venture (now a wholly owned subsidiary). The full tax exemption for the third and final five-year tranche of this incentive was reinstated in fiscal year 2023, subject to meeting certain conditions, and will expire on June 30, 2026. The tax holiday resulted in an income tax benefit of $32.2 million for the year ended December 31, 2023. The impact on a per share basis was a benefit of $0.60 per share.
Maxeon Singapore received a Development and Expansion Incentive - International Headquarters Award (“DEI-IHQ”) from the Singapore Economic Development Board (“EDB”) with effect from January 1, 2021 and will allow qualifying activities to be taxed at a concessionary tax rate, subject to certain terms and conditions imposed by EDB. Maxeon Singapore requested to terminate the tax incentive but has yet to receive confirmation from EDB on the exact termination date. Hence, we continue to apply the concessionary tax rate and all other non-qualifying income will be taxed at the statutory Singapore corporate income tax rate of 17%.

Deferred Tax Assets and Liabilities
Long-term deferred tax assets and liabilities are presented in the Consolidated Balance Sheets as follows:

	As of
(In thousands)	December 31, 2023	January 1, 2023
Deferred tax assets:
Net operating loss carryforwards	$64,596	$49,183
Tax credits carryforward	2,559	—
Reserves and accruals	17,380	17,643
Lease liabilities	4,724	4,023
Fixed assets	1,538	—
Others	1,744	—
Total deferred tax assets	92,541	70,849
Valuation allowance	(71,827)	(60,501)
Total deferred tax assets, net of valuation allowance	20,714	10,348
Deferred tax liabilities:
Intangible assets and accruals	(585)	—
Reserves and accruals	(20,891)	(2,970)
Right-of-use assets	(4,295)	(3,802)
Fixed asset	(1,581)	(7,715)
Other	(363)	(426)
Total deferred tax liabilities	(27,715)	(14,913)
Net deferred tax liabilities	$(7,001)	$(4,565)
The Company’s deferred tax assets primarily relate to timing differences that are expected to reverse and net operating losses. The foreign and domestic net operating losses are $135.9 million and $733.2 million, respectively. As of December 31, 2023, net operating losses were primarily comprised of: $23.9 million and $0.24 million from SPMY and SPJA, respectively, which expire in years 2032 through 2033; $0.37 million from SPCHN which expires in year 2028; and $844.6 million which can be carried forward indefinitely and are available for offset against future tax liabilities.
The Company has $2.6 million of U.S. research tax credits, $1.6 million which would expire in 2043 if not utilized.
Valuation Allowance
In determining whether it is more likely than not that deferred tax assets are recoverable, the assessment is required to be done on a jurisdiction by jurisdiction basis; we believe that sufficient uncertainty exists with regard to the realizability of these assets such that a valuation allowance is necessary. Factors considered in providing a valuation allowance include the lack of a significant history of consistent profits, the lack of consistent profitability in the solar industry, the limited capacity of carrybacks to realize these assets, and other factors. Based on the absence of sufficient positive objective evidence, we are unable to assert that it is more likely than not that we will generate sufficient taxable income to realize net deferred tax assets. Should we achieve a certain level of profitability in the future, we may be able to reverse the valuation allowance which would result in a non-cash income statement benefit of $71.8 million.

Reinvestment of Unremitted Earnings
The Company may be subject to foreign withholding and other taxes on these undistributed earnings and may need to record a deferred tax liability for any outside basis difference. However, as of December 31, 2023, the calculated deferred tax liability is immaterial, thus, not booked.
As of December 31, 2023, the Company has undistributed earnings of certain foreign subsidiaries of approximately $783.5 million that remain indefinitely reinvested, and as such has not recognized a deferred tax liability. The Company determined that any outside basis differences were immaterial as at December 31, 2023.
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
A reconciliation of the beginning and ending amounts of unrecognized tax benefits during fiscal years 2023, 2022, and 2021 is as follows:

	Fiscal Year
(In thousands)	2023	2022	2021
Balance at beginning of period	$33,861	$34,695	$39,506
Additions for tax positions related to the current year	(10,971)	10,971	1,186
Reduction of tax position relating to settlement with taxing authorities	—	(2,252)	(2,554)
Reductions for tax positions from prior years/statute of limitations expirations	(1,498)	(9,249)	(3,174)
Foreign exchange loss (gain)	249	(304)	(269)
Balance at end of period	$21,641	$33,861	$34,695

The unrecognized tax benefits for fiscal years 2023, 2022, and 2021 are $21.6 million, $23.5 million, and $34.7 million respectively, that if recognized, would impact our effective tax rate. Certain components of the unrecognized tax benefits are recorded against deferred tax asset balances.
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

Classification of Interests and Penalties
We accrue interest and penalties on tax contingencies which are classified as “Provision for income taxes” in our Consolidated Statements of Operations. Accrued interest and penalties as of December 31, 2023 and January 1, 2023 was $0.5 million and $0.9 million, respectively. Meanwhile, the interest and penalties recognized in “Benefits from (Provision for) Income Taxes” in the Consolidated Statements of Operations for fiscal year 2023 and 2022 was a credit of $0.4 million and a charge of $0.5 million, respectively.
Tax Years and Examination
Tax returns are filed in each jurisdiction in which we are registered to do business. In many countries in which we file tax returns, a statute of limitations period exists. After the statute of limitations period expires, the respective tax authorities may no longer assess additional income tax for the expired period. Similarly, we are no longer eligible to file claims for refund for any tax that we may have overpaid. We have a tax examination in Switzerland relating to the tax year 2020 as of December 31, 2023.
We do not expect the examinations to result in a material assessment outside of existing reserves. If a material assessment in excess of current reserves results, the amount that the assessment exceeds current reserves will be a current period charge to earnings.
NOTE 14. COMMON STOCK
On April 14, 2021, we announced a public offering to sell, subject to market and other conditions, $125.0 million of ordinary shares through an underwritten public offering. Maxeon also granted the underwriters an option, to purchase up to an additional $18.7 million of ordinary shares offered in the public offering on the same terms and conditions, at a public offering price of $18.00 per share (together with the public offering, the “2021 Offering”). The option was exercised in full by the underwriters. 8,046,025 shares were issued during the 2021 Offering, with 59,914 shares issued to a third-party as payment for issuance cost incurred.
In addition, pursuant to a stock purchase agreement, dated April 13, 2021, TZE Maxeon agreed to sell to TZE 1,870,000 ordinary shares at $18.00 per share, in the 2021 TZE Private Placement.
The 2021 Offering and the 2021 TZE Private Placement closed in April 2021. The net proceeds were approximately $169.7 million after giving effect to the underwriting discounts and commissions as well as other issuance costs.
On May 19, 2023,the Company completed the Company Offering and the TotalEnergies Offering, each at a price per share of $28.00.
In addition, pursuant to a share purchase agreement, dated May 16, 2023, Maxeon completed the 2023 TZE Private Placement with TZE SG. The net proceeds from the Company Offering and 2023 TZE Private Placement were approximately $193.5 million after giving effect to the underwriting discounts and commissions, as well as other offering costs. The Company did not receive any proceeds from the TotalEnergies Offering.
On October 6, 2023, the Company paid the purchase price consideration of $11.0 million through the issuance of 1,100,000 ordinary shares to SolarCA, a directly owned subsidiary of Complete Solaria, Inc. (“CSLR”) pursuant to an Asset Purchase Agreement entered into on September 19, 2023 with respect to the certain assets (the “Purchase Agreement”). Consequently, the SolarCA held 2.08% of the outstanding shares of the Company as of acquisition date. Transaction costs incurred to date were not material and were expensed as incurred. The financial results of SolarCA LLC prior to the acquisition date are not material to the consolidated financial results of the Company.
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
Shares Reserved for Future Issuance Under Equity Compensation Plans
We had shares of common stock reserved for future issuance as follows:

	As of
(In thousands)	December 31, 2023	January 1, 2023
Equity compensation plans	1,554	3,166
NOTE 15. NET LOSS PER SHARE
We calculate basic net loss per share by dividing earnings allocated to common stockholders by the basic weighted-average number of common shares outstanding for the period. Shares issued in connection with the Physical Delivery Forward are excluded for the purpose of calculating net loss per share after its reclassification from liability to equity at the end of the Note Valuation Period as this constitutes a share lending arrangement. Diluted weighted-average shares is computed using basic weighted-average number of common shares outstanding plus any potentially dilutive securities outstanding during the period using the treasury-stock-type method and the if-converted method, except when their effect is anti-dilutive. Potentially dilutive securities include stock options, restricted stock units, and the outstanding Notes. The following table presents the calculation of basic and diluted net loss per share attributable to stockholders:

	Fiscal Year Ended
(In thousands, except per share data)	December 31, 2023	January 1, 2023	January 2, 2022
Net loss:
Net loss attributable to stockholders	(275,829)	(267,424)	(254,520)

Number of shares:
Basic and diluted weighted-average common shares(1)	46,387	40,920	37,457

Basic and diluted net loss per share(1)	(5.95)	(6.54)	(6.79)

(1)No adjustment is made to the numerator and denominator for fiscal years 2021, 2022 and 2023 as the inclusion of all potentially dilutive restricted stock units, common shares under the Green Convertible Notes and the 2027 Notes, where applicable, and prepaid forward would be anti-dilutive. Therefore, these were excluded from the computation of the weighted-average shares for diluted net loss per share.

The following is a summary of outstanding potentially dilutive securities that was excluded from diluted net loss per share attributable to stockholders in the following periods:

	Fiscal Year Ended
(In thousands)	December 31, 2023	January 1, 2023	January 2, 2022
Restricted stock units	1,605	920	838
Green Convertible Notes	10,995	10,995	10,995
2027 Notes	8,949	8,949	—
Prepaid forward	2,528	2,528	2,528
NOTE 16. STOCK-BASED COMPENSATION
Stock-based compensation expense include expense attributable to the Company based on the awards and terms previously granted to the Company’s employees. Unvested restricted stock unit awards and performance-contingent awards have been adjusted to provide holders with restricted stock units awards and performance-contingent awards under the Company’s stock-based compensation plans.
Equity Incentive Programs
On August 3, 2020, the Board of Maxeon adopted the 2020 Omnibus Incentive Plan (the “2020 Plan”), which was approved by SunPower, the sole shareholder prior to the Spin-off, on August 4, 2020, authorizing an aggregate number of shares available for issuance as award was 3,889,754. The 2020 Plan allows for the grant of awards representing the right to acquire, or based on the value of, Maxeon’s ordinary shares (“Maxeon Shares”), and includes non-statutory share options, share appreciation rights, restricted shares, restricted share units, and cash-based incentive awards. Replacement awards may also be granted under the Plan in substitution of awards of common stock of SunPower Corporation held by certain participants whose employment will be transferred to Maxeon. The 2020 Plan includes an automatic annual increase mechanism equal to three percent of the number of outstanding Maxeon Shares of all classes of Maxeon on the last day of the immediately preceding fiscal year or by a small number determined by the Board. On February 28, 2024, the Compensation Committee of the Board, through delegated authority, approved an additional 1,348,978 Ordinary Shares which will be available and authorized for issuance under the 2020 Plan, on top of the initial authorized number of shares and the automatic annual increase mechanism. Under the 2020 Plan, the restricted stock units typically vest in equal installments annually over four years. Starting from fiscal year 2023, awards granted vest in equal installments annually over three years.
During fiscal year 2023, the Company has granted the new issuance of Performance Share Unit with a number of PSUs to be vested after achieving performance targets which is based on market conditions for the respective performance period (“New PSU Grant”). The New PSU Grant shall vest in full, upon achieving the three-year performance target. The vesting of the award is subjected to continuous service through the applicable vesting date.
In addition to the New PSU Grant, the Company also rolled out the Transformation Performance Share Unit PSU Plan (the “Transformation PSU Plan”) with a number of PSUs to be vested after achieving certain targets for the respective performance period (“Transformation PSU Grant”). 40% of the Transformation PSU Grant will vest in two equal annual installments, upon achieving the one-year target and 60% of the Transformation PSU Grant will vest in two equal annual installments, upon achieving the two-year target. The vesting of the award is subjected to continuous service through the applicable vesting date. The Transformation PSU Plan is introduced to replace the previous Transformation Incentive Plan (“TIP”) that was granted in fiscal year 2022 which has since been terminated with the grant of the Transformation PSU Plan. The introduction of the Transformation PSU Plan modified the key terms and conditions of TIP Plan from performance-based condition to a market-based condition, and accordingly has been treated as modification of award from liability award to equity award. The modification affects 8 grantees that were previously qualified for the TIP Plan but does not result in a significant incremental compensation cost. Accordingly, the expected award value for TIP as of January 1, 2023 with carrying amount of $1.7 million that was recorded in “Accrued liabilities” in the “Consolidated Balance Sheets” has been reversed out in fiscal year 2023.
The majority of shares issued are net of the minimum statutory withholding requirements that Maxeon pays on behalf our employees. During fiscal year 2023 and 2022, Maxeon withheld 7,864 and 32,875 shares to satisfy the employees’ tax obligations. Maxeon pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.
The following table summarizes the stock-based compensation expense by line item in the Consolidated Statements of Operations:

	Fiscal Year Ended
(In thousands)	December 31, 2023	January 1, 2023	January 2, 2022
Cost of revenue	$989	$1,535	$1,250
Research and development	3,279	1,513	352
Sales, general and administrative	14,058	11,532	5,629
Total stock-based compensation expense	$18,326	$14,580	$7,231
For fiscal year 2023, 2022 and 2021, the net stock-based compensation expense capitalized to inventory $2.0 million, $0.2 million and nil, respectively.
The following table summarizes the non-vested restricted stock units' activities under the 2020 Plan:

	Restricted Stock Units	Performance Stock Units
(In thousands)	Shares	Shares
Outstanding as of January 1, 2023	1,741	213
Granted	1,866	1,606
Vested	(671)	(43)
Forfeited	(233)	(268)
Outstanding as of December 31, 2023	2,703	1,508
We estimate the fair value of our restricted stock awards and units at our stock price on the grant date. The weighted-average grant date fair value of restricted stock units and performance stock units granted under the 2020 Plan during fiscal year 2023, 2022 and 2021 was $15.60, $15.34 and $25.51 respectively. The total fair value of restricted stock units and performance stock units vested under the 2020 Plan during fiscal year 2023, 2022 and 2021 was $13.4 million,$13.1 million and $14.5 million, respectively.
As of December 31, 2023, the total unrecognized stock-based compensation related to outstanding restricted stock units and performance stock units was $48.7 million, which we expect to recognize over a weighted-average period of 2.0 years.
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

	Fiscal Year
(In thousands)	2023	2022	2021
United States(1)	$645,112	$427,111	$227,499
France	70,388	80,872	88,454
Italy	139,506	126,195	83,957
Rest of world(2)	268,104	425,935	383,369
Total revenue	$1,123,110	$1,060,113	$783,279
(1)During fiscal years 2023, 2022 and 2021, we had sales of $206.0 million, $283.3 million and $225.9 million, respectively, to SunPower representing the sale of solar modules to SunPower. The pricing term is based on the governing supply agreement with SunPower for the respective period.
(2)Revenue included under “Rest of the world” comprise of countries that are individually less than 10% for the periods presented.
Revenues are attributed primarily based on the destination of the shipments.
The following table summarizes the allocation of net property, plant, and equipment based on geography:

	As of
(In thousands)	December 31, 2023	January 1, 2023
Malaysia	$133,119	$227,656
Mexico	72,572	82,056
Philippines	59,485	60,216
Europe	30	3,372
Singapore	11,857	4,519
United States	2,905	2,628
Rest of world	57	21
Property, plant, and equipment, net, by geography	$280,025	$380,468
Long-lived assets are attributed based upon the country in which the asset is located or owned.

NOTE 18. ACQUISITION OF CERTAIN ASSETS
On October 6, 2023, the Company paid the purchase price consideration of $11.0 million through the issuance of 1,100,000 ordinary shares, no par value, to SolarCA, a directly owned subsidiary of CSLR pursuant to the September 19, 2023 Purchase Agreement with SolarCA and CSLR with respect to the certain assets. Consequently, SolarCA held 2.08% of the outstanding shares of the Company as of acquisition date. The financial results of SolarCA LLC prior to the acquisition date are not material to the consolidated financial results of the Company.

The Company has determined that the acquisition constitutes a business acquisition as defined by ASC 805, Business Combinations. Accordingly, the assets acquired were recorded at their acquisition date estimated fair value, while the transaction costs associated with the acquisition were expensed as incurred pursuant to the purchase method of accounting in accordance with ASC 805.

The Company’s purchase price allocation was based on an evaluation of the appropriate fair values by an independent appraiser. Fair values were determined based on the requirements of ASC 820, Fair Measurements.

Acquired assets with finite lives will be amortized using the straight-line method of the respective lives of each assets and goodwill will be tested for impairment at least annually (Note 6. Balance Sheet Components - Goodwill). The following table summarize the allocation of fair value of assets acquired.

As of
December 31, 2023
Customers relationship(1)	$2,600
Trademarks(2)	510
Total identifiable net assets	3,110

Goodwill	7,879
$10,989

(1) Customer relationships represents the fair value of customer loyalty determined based on existing relationships using the income approach, specifically the multi-period excess earnings method.

(2)Trademarks represents the fair value of benefits associated with the brand and is determined based on the income approach using relief from royalty method.

NOTE 19. SUBSEQUENT EVENT

Divesting of Equity Interest in HSPV
On April 26, 2024, the Company, through its subsidiary, SunPower Manufacturing Corporation Limited, entered into an equity transfer agreement with Zhonghuan Hong Kong Holding Limited, a subsidiary of TZE, Maxeon’s largest shareholder, for the sale of all of the Company’s minority interest (approximately 16.27%) in HSPV, a joint venture established by SunPower Corporation, TZE and other former partner in 2016. The aggregate consideration for the sale of the Company’s interest in HSPV and for the New IP License (as described below) granted by the Company to TZE SG, a subsidiary of TZE, is approximately $34.0 million. In conjunction with the sale of the Company’s interest in HSPV, the following agreements were entered with HSPV and its affiliates on the same date:

i.the Company's subsidiary, Maxeon Solar Private Limited, entered into a non-exclusive and non-transferable intellectual property license agreement with TZE SG to enable HSPV and other subsidiaries of TZE, to develop, manufacture and sell large scale P-Series solar modules worldwide (other than in the United States) and to develop and manufacture rooftop size P-Series solar modules (“DG Products”) exclusively for Maxeon to sell worldwide, for an upfront license fee of $10 million (“New IP License Agreement”). Under the New IP License Agreement, the Company and TZE will jointly review licensing and enforcement of intellectual property relating to P-Series solar modules, other than enforcement of patents registered in the United States, and the Company will share a certain percentage of licensing fees and/or awards from any enforcement actions relating to P-Series solar modules outside of the United States with TZE.

ii.the Company and certain of its subsidiaries entered into a termination agreement on with TZE, HSPV and certain other subsidiaries of TZE to terminate (a) the intellectual property license agreement dated February 22, 2017 between the Company and HSPV, (b) the intellectual property license agreement dated February 8, 2021 between the Company and HSNE, (c) the amended and restated business activities framework agreement dated February 8, 2021 between the Company and its subsidiary, HSPV, HSNE, and TZE, (d) the amended and restated offshore master supply agreement dated February 8, 2021 between the Company and its subsidiary, HSPV and HSNE and (e) the temporary intellectual property licensing and business collaboration agreement dated October 22, 2022 between the Company and its subsidiary, TZE, HSPV, HSNE and HSTJ.

iii.on April 26, 2024, the Company, HSPV and HSNE entered into a new master supply agreement (the “2024 HSPV Master Supply Agreement”), pursuant to which the Company will purchase and HSPV and HSNE will exclusively supply Maxeon with DG Products. The 2024 HSPV Master Supply Agreement provides that the pricing of DG Products will be subject to an indexed pricing mechanism, volumes are to be determined based on a rolling demand forecast and purchase orders issued periodically subject to approvals from our Board. The 2024 Master Supply Agreement also provides for notice to be given to the Company before any DG Products are discontinued and includes terms relating to operational management, supply chain management, inspection, representations and warranties, and legal compliance. HSPV and HSNE other TZE subsidiaries may sell P-Series solar modules that are of a larger format than the DG Products.

Termination of Certain Customer Contracts

Maxeon Solar Pte. Ltd, (“MSPL”) a wholly-owned subsidiary of the Company and Origis Procurement, LLC, a subsidiary of Origis Energy (“Origis”) have exchanged letters (i) on May 14, 2024, from MSPL, terminating that certain Solar Module Supply Agreement, dated December 22, 2023 (the “SMSA”) together with the two outstanding Purchase Orders due to Origis’ failure to purchase any modules as required by contract and (ii) on May 27, 2024, from Origis, who sent the Company a notice purporting to terminate the SMSA for Origis’ convenience, claiming that Origis’ liability to Maxeon was to pay contractually-required Cancellation Amounts, net of all amounts paid by Origis.

Debt Restructuring Transactions

On May 30, 2024, the Company entered into agreements with TZE SG and certain holders of the Green Convertible Notes relating to the following transactions (the “Debt Restructuring Transactions”):
•Bridge financing: On May 30, 2024, the Company also entered into a convertible notes purchase agreement (the “Bridge NPA”) with TZE SG providing for the sale by the Company, at the Company’s option, and purchase by TZE SG, of $25 million in aggregate principal amount of the Company’s existing 7.50% Convertible First Lien Senior Secured Notes due 2027 (the “Existing 1L Notes”) (such additional amount of notes, the “Additional Existing 1L Notes”), at a purchase price of $25.0 million. The Company will deliver a draw notice to TZE SG under the Bridge NPA, and the issuance and sale of the Additional Existing 1L Notes is expected to occur on May 31, 2024, subject to the satisfaction or waiver of the conditions set forth in the Bridge NPA. The proceeds from the sale of the Additional Existing 1L Notes will be used for general corporate purposes.
•Private exchange of Green Convertible Notes for new convertible second lien senior notes and warrants: On May 30, 2024, the Company entered into exchange agreements (each, an “Exchange Agreement”) with certain holders (the “2025 Noteholders”) of the Company’s outstanding 6.50% Green Convertible Senior Notes due 2025 (the “Existing 2025 Notes”), pursuant to which the Company agreed to acquire an aggregate of $196 million of the Existing 2025 Notes, representing approximately 98% of the outstanding principal amount of the Existing 2025 Notes. In accordance with the Exchange Agreements, subject to the terms and conditions set forth therein, for each $1,000 principal amount of Existing 2025 Notes so acquired, each holder thereof will receive (i) (x) $700 principal amount of Tranche A Notes of the Company’s new Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche A Exchange Notes”), (y) $300 principal amount of Tranche B Notes of the Company’s new Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche B Exchange Notes,” and together with Tranche A Exchange Notes, the “Exchange Notes”), and (z) additional Tranche B Exchange Notes, equal to the amount of accrued and unpaid interest on such Existing 2025 Notes to, but not including, the date on which the closing of the transactions contemplated by the Exchange Agreement occurs (the “Exchange Closing Date”), and (ii) warrants (the “Exchange Warrants” and together with the Exchange Notes, the “Exchange Securities”) granting such holder the right to purchase ordinary shares, no par value, of the Company subject to the terms and conditions set forth therein. The Exchange Closing Date is subject to the satisfaction or waiver of the conditions set forth in the Exchange Agreements. Upon the occurrence of an Optional Exchange Triggering Event (as defined in the indenture governing the Exchange Notes), the Company will have the right, at is election, to exchange all of the outstanding Tranche A Exchange Notes for ordinary shares of the Company, upon the terms and subject to the conditions set forth in the indenture governing the Exchange Notes.

•Issuance of new convertible first lien senior notes and penny warrants to TZE SG: On May 30, 2024, the Company entered into a securities purchase agreement (the “SPA”) with TZE SG in connection with (i) the sale by the Company and purchase by TZE SG of up to $97.5 million in aggregate principal amount of the Company’s new 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “New 1L Notes”), at a purchase price of $95.0 million, and (ii) the issuance of a warrant (the “TZE SG Warrant”) for no additional consideration granting TZE SG the right to purchase certain ordinary shares of the Company. The issuance and sale of the New 1L Notes and the TZE SG Warrant is expected to occur in June 2024 (the “SPA Closing Date”), subject to the satisfaction of certain conditions, including the consummation of the private exchange described above and receipt of certain regulatory approvals. Any Additional Existing 1L Notes issued pursuant to the Bridge NPA and outstanding on the SPA Closing Date will be exchanged for New 1L Notes on a dollar-for-dollar basis, $2.5 million in principal amount of such New 1L Notes shall be issued to the Investor as reimbursement for certain fees paid by the Investor on behalf of the Company to a global consulting firm for services rendered and the remainder of the $97.5 million aggregate principal amount of New 1L Notes will be purchased by TZE SG for cash. The proceeds from the sale of the New 1L Notes will be used for general corporate purposes.

•In addition, the Company entered into a termination agreement (the “Termination Agreement”) with TotalEnergies Marketing Services (“TEMS”) pursuant to which the Company and TEMS mutually agreed to terminate the Photovoltaic Equipment Supply Master Agreement, dated as of November 9, 2016 (the “Supply Agreement”), and Amended & Restated Initial Implementing Agreement, dated as of February 22, 2021 (together with the Supply Agreement, the “Solarization Agreement”). The termination of each Solarization Agreement will become effective upon the issuance by the Company to TEMS of Tranche B Exchange Notes in an aggregate principal amount equal to approximately US$16.2 million. Upon such issuance, the Company shall be discharged and released in full of its obligation and liabilities of any kind under the Solarization Agreements and TEMS shall fully, unconditionally and irrevocably release and discharge the security interest in certain assets of a subsidiary of the Company located in Mexico.