Form 20-F
period 2024-12-31
Maxeon Solar Technologies, Ltd.
filed 2025-04-30
CIK 1796898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________
FORM 20-F
______________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
George Guo
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report.
16,711,109 ordinary shares as of December 31, 2024
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
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
On January 20, 2025, the Company changed its fiscal year end to improve the process of consolidating its financial statements following the recent acquisition of a controlling interest in the Company by TCL Zhonghuan Renewable Energy Technology Co. Ltd., a joint stock limited company (“TZE”) incorporated under the laws of the Peoples Republic of China (“PRC”). For fiscal year 2024 and thereafter, the Company’s fiscal year will end on December 31. We made the fiscal year change on a prospective basis and did not adjust operating results for prior year. Therefore, the financial results will not be exactly comparable to the prior periods. We are not required to file a transition report because this change is not deemed a change in fiscal year for purpose of reporting subject to Rule 13a-10 or 15d-10 of the Securities Exchange Act of 1934, as the new fiscal year commences within seven days of the prior fiscal year. Previously, the Company had a 52-to-53-week fiscal year that ended on the Sunday closest to December 31. Accordingly, every fifth or sixth year was a 53-week fiscal year. Fiscal year 2023 and 2022 were 52-week fiscal years. Our fiscal year 2024 ended on December 31, 2024, our fiscal year 2023 ended on December 31, 2023, and our fiscal year 2022 ended on January 1, 2023.
We are a holding company of business contributed to Maxeon by SunPower Corporation (SunPower”) in connection with the spin-off (the “Spin-off”), which was completed on the Distribution Date. The Spin-off was completed by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares of Maxeon to holders of record of SunPower’s ordinary shares as of the close of business on August 17, 2020. As of the Distribution Date, Maxeon became an independent, public company and the Maxeon shares commenced trading on the NASDAQ Global Select Market (“NASDAQ” or “Nasdaq”) under the symbol “MAXN”.
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

MARKET INFORMATION
This Annual Report on Form 20-F (this “Form 20-F”) contains certain industry and market data that were obtained from third-party sources, such as industry surveys and industry publications, including, but not limited to, publications by BloombergNEF, S&P Global and PV Evolution Labs. This Form 20-F also contains other industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of such industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.
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
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
Certain statements relating to Maxeon in this Form 20-F or documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the
“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, but not limited to, statements regarding: (a) our ability to (i) meet short-term and long-term material cash requirements, (ii) service our outstanding debts and make payments as they come due and (iii) continue as a going concern; (b) the success of our ongoing restructuring initiatives, including our attempts to refinance or equitize our debts, and our ability to execute on our plans and strategy; (c) our expectations regarding product pricing trends, demand and growth projections, including our efforts to enforce our intellectual property rights against our competitors; (d) disruptions to our operations and supply chain resulting from, among other things, government regulatory or enforcement actions, such as the denial of entry into the U.S. of our products by the U.S. Customs and Border Protection (“CBP”) for an unforeseeable amount of time, epidemics, natural disasters or military or trade conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine, the Israel-Hamas-Iran conflict and the escalating trade war and rising geopolitical tensions between the United States and China; (e) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (f) our expectations and plans for short- and long-term strategy, including our new focus on the U.S. market and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (g) our technology outlook, including our collaboration with TZE to develop our Maxeon 8 technology and production timelines for the Performance line solar panels, expected cost reductions, and future performance; (h) our strategic goals and plans, including statements regarding restructuring of our business portfolio and divesting our “rest-of-the-world” distributed generation business and our business in the Philippines, the closure and anticipated closure of certain of the Company’s facilities, the Company’s anticipated manufacturing facility in the U.S., our transformation initiatives and plans regarding supply chain adaptation, efforts to develop U.S. vendors and supply chain, improved costs and efficiencies, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (i) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (j) our majority ownership by a controlling shareholder based in the PRC and the U.S. presidential administration’s aggressive stance toward China, and (k)our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, and other restructuring plans, as well as challenges in addressing regulatory and other obstacles that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations and to refinance and/or equitize our debts; (3) an adverse final determination of the CBP investigation related to CBP’s examination of Maxeon’s compliance with the Uyghur Forced Labor Prevention Act; (4) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (5) potential disruptions to our operations and supply chain that may result from difficulties in hiring or retaining key personnel, epidemics, natural disasters, trade and military conflicts, including impacts of the war in Ukraine, conflicts in the Middle East and the escalating trade war between the U.S. and China; (6) our ability to manage our key customers and suppliers and develop new customers and suppliers in the United States; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships, such as our collaboration with affiliates of TZE to develop our Maxeon 8 technology; (8) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (9) changes in regulation and public policy, including the imposition and applicability of tariffs and retaliatory measures thereto; (10) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (11) fluctuations in our operating results; (12) appropriate sizing, or delays in developing our planned U.S. based manufacturing capacity and responding to development, manufacturing and logistical difficulties that could arise; (13) unanticipated impact to customer demand and sales schedules due, among other factors, global trade and military conflicts, economic recession and environmental disasters; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which have caused and may continue to cause, such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (15) the removal of our Company’s ordinary shares from prominent stock indices including the Russell 2000 and Russell 3000; and (16) unpredictable outcomes resulting from our litigation activities and other disputes. Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company’s filings with the SEC. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

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

Risks Related to Our Liquidity

•We have incurred recurring losses and may not be profitable in the future. We are facing significant liquidity risks that raise substantial doubt about our ability to continue as a going concern, and our plans to maintain and increase our liquidity may not be successful.
•We have received an unqualified opinion from our auditor that includes a paragraph indicating that there is substantial doubt about our ability to continue as a going concern.
•Our cash flows have been, and may continue to be, negatively impacted by lower revenue as a result of the denial of entry for certain shipments of our products by the U.S. CBP and increasing price competition, as well as the general economic environment, cumulatively resulting in lower margins, among other implications.
•We may be unable to obtain access to external financing necessary to make adequate capital expenditures necessary to restructure our business, improve our profitability and remain competitive.
•The existence of substantial indebtedness could adversely affect our business, financial condition, and results of operations, as well as our ability to meet our payment obligations under our debt commitments.
•A significant portion of our assets, including our intellectual property, has been pledged as collateral.

Risks Related to the Maxeon Business

•We have engaged in, and will continue to engage in, a series of transactions and restructuring plans to provide us with needed liquidity and re-orient the Company toward an exclusive focus on the U.S. market. There can be no assurance that the implementation of our restructuring plans will be successful, and the failure to implement these restructuring plans would have a material adverse impact on our business, financial condition, results of operations and prospects.
•Our Maxeon 3, Maxeon 6 and Performance 6 solar panels continue to be detained and denied entry by U.S. Customs and Border Protection and these denials of entry, unless resolved, will continue to significantly and adversely affect our business, revenues, margins, results of operations and cash flows.
•We have in the past engaged, and continue to engage, in transactions with our controlling shareholder or its affiliates, which could be perceived as not being at arm’s-length.
•We have entered into certain services agreements with TZE in connection with the sale of our Philippines and our “rest-of-the-world distributed generation business, and if we fail to perform our obligations under such agreements or fail to receive the benefits of the collaborations contemplated by such agreements, or if the terms in such agreements are perceived to be less beneficial than the terms we may have otherwise received from an unaffiliated purchaser, our financial results could suffer.
•If we fail to develop and introduce new and enhanced products, or fail to successfully reduce costs, we may be unable to compete effectively, and our ability to generate revenues, profits and cash flows could suffer.
•Rapid changes in the production capacities of both cells and modules in several non-US jurisdictions that have arisen in large part due to current or pending tariff actions by the United States including, without limitation, significant increases in production capacities in India, Indonesia, and Laos, have caused downward pressure on the prices of solar cells and modules, may result in increased or changing tariff policies and could cause us to lose sales or market share.
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
•We are currently operating in a period of economic uncertainty and intermittent capital markets disruptions due to geopolitical instability and international trade and military conflicts, and our business, financial condition and results of operations may be materially adversely affected as a result.
•We are subject to a National Security Agreement imposing on us certain indefinite obligations and compliance requirements which on their own would limit the way we run our business, and to the extent that the Committee on Foreign Investment in the United States (“CFIUS”) finds us to not be in compliance with the terms of the National Security Agreement, our business and reputation may be negatively impacted.
•We may be classified as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, which could result in Maxeon being subject to U.S. federal income tax indefinitely.

Risks Related to Our Supply Chain

•We have historically depended on a limited number of suppliers, which may continue to be the case as we establish a U.S.-focused supply chain, which might not be sufficiently reliable or cost-efficient, and cost increases or material shortages could subject us to delays, cancellations, penalty payments and loss of market share.
Risks Related to Our Operations

•Allegations of forced labor, the implementation of laws both recently enacted and proposed against the use of forced labor, and customer sentiment as a result of this issue, could have an adverse impact on our business.
•Our success depends on the continuing contributions of our key personnel and our ability to attract and retain qualified personnel in our industry.
•Inability to build customer demand following the loss of a significant customer continues to negatively impact our financial performance.
•Fluctuations in the demand for our products have caused and in the future may continue to cause impairment of long-lived assets or cause us to write off equipment or inventory or the pre-mature termination of certain contracts, and each of these events could materially and adversely affect our financial results.
•We intend to develop a U.S. based manufacturing facility, contingent on the necessary funding and other factors beyond our control, as part of our restructuring plan, and this initiative includes a number of risks which may hinder the success of the development of our U.S. based manufacturing facility.
•We could be adversely affected by any violations of anti-bribery laws.
•If we do not achieve satisfactory quality in manufacturing our solar products, our sales could decrease and our relationships with our customers and our reputation may be harmed.
•Fluctuations in interest rates or inflation could materially and adversely affect us.
•We are unable to successfully implement price increases to offset inflation and, as a result, our businesses and financial position and results of operations could be adversely affected.
•We are subject to extensive environmental laws and regulations and continue to incur significant costs to comply with such laws and regulations. If we are unable to comply with such laws and regulations, or more stringent laws or regulations are adopted, we may be subject to increased compliance costs, fines or other penalties and may be forced to suspend production

Risks Related to Our Intellectual Property

•We depend on our intellectual property, and we may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in the loss of significant rights.
•We have announced an investigation into claims, we have filed claims, and we may file future claims against other parties for infringing our intellectual property, and such claims may be very costly and may not be resolved in our favor.
•Our business is subject to a variety of U.S. and foreign data protection regulations regarding personal data, privacy, and related matters.
•Our business is subject to a variety of U.S. and foreign data protection regulations regarding personal data, privacy, and related matters.
•We may not obtain sufficient patent protection on the technology embodied in the solar products we currently or plan to manufacture and market, which could harm our competitive position and increase our expenses.
•We may not be able to prevent others from using trademarks in connection with their solar power products, which could adversely affect the market recognition of our name and our revenue, profits and cash flows

Risks Related to Cybersecurity

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
•We may be subject to information technology system failures or network disruptions that could damage our business operations, financial conditions, or reputation.
Risks Related to the Ownership of Our Shares

•Various restructuring initiatives (the “Debt Restructuring Transactions”) and the transactions contemplated under the Forward Purchase Agreement involved the issuance of a substantial amount of ordinary shares, which were and continue to be dilutive and could result in a significant decrease in the price of our ordinary shares.
•If a substantial number of Maxeon shares become available for sale and are sold in a short period of time, the market price for our shares could experience volatility and/or decline.
•Your percentage ownership in Maxeon may be diluted in the future.
•The effect of the Physical Delivery Forward and Prepaid Forward, which were entered into in connection with the issuance of our Green Convertible Notes, may affect the value of Maxeon shares and may result in unexpected market activity in Maxeon shares.
•We are subject to counterparty risk with respect to the Prepaid Forward and the Physical Delivery Forward.
•We do not intend to pay dividends on our shares and no assurance can be given that we will pay or declare dividends in the future.
•We may issue additional Maxeon shares, other equity or equity-linked or debt securities, which may materially and adversely affect the price of the Maxeon shares.
•The market price for Maxeon shares has been, and may in the future continue to be, volatile.
•We have been removed from several stock market indices and several securities analysts have ceased regular coverage of our business. If securities analysts do not publish research or reports about our business, or do not publish information at all, we could continue to lose visibility in the market place and our stock price or trade volumes could further decline.
•We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
•As a foreign private issuer, and also as a “controlled company” within the meaning of the Nasdaq Listing Rules and independently from our status as a foreign private issuer, we are permitted to, and follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements applicable to domestic issuers.
•We have in the past received notifications from The Nasdaq Stock Market LLC regarding our failure to comply with certain continued listing requirements, and if we fail to comply with such requirements in the future, we risk delisting from Nasdaq.
•Our compliance obligations as a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.
•We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our shares.
•If we fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operation or meeting our reporting Obligations. We may in the future identify a material weakness in our internal control over financial reporting that could cause investors to lose confidence in the reliability of our financial statements and result in a decrease in the value of our shares.
•Our insurance for certain indemnity obligations we have to our officers and directors may be inadequate, and potential claims could materially and negatively impact our financial condition and results of operations.

Risks Related to Being a Singapore Company

•We are incorporated in Singapore and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
•Singapore corporate law may impede a take-over of our company by a third party, which could adversely affect the value of our shares.
•Under Singapore law, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by the Maxeon Board in its sole discretion.
Risks Relating to Our Controlling Shareholder

•Our controlling shareholder will be able to exert substantial influence over corporate matters and control the outcome of shareholder actions of the Company, which may also give rise to conflicts of interest.
•Our relationships with Chinese suppliers and shareholders, including our controlling shareholder, may expose us to risks based on U.S. policies such as China’s designation as “a covered nation” and our controlling shareholder’s possible designation as a “foreign entity of concern” under guidance and regulations promulgated by the U.S. Department of Energy.
•Our controlling shareholder is a Chinese enterprise subject to the laws and regulations of the PRC, and given the aggressive posture the U.S. has been taking against China, as well as the risk that our controlling shareholder may be designated as a FEOC, such direct and indirect affiliation could pose reputational risks to the Company and invite scrutiny from Congressional committees like the House Select Committee on Competition with the CCP, which could have a negative impact to our business.
•Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions .
•It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore or China.

Risks Related to Our Liquidity

We have incurred recurring losses and may not be profitable in the future. We are facing significant liquidity risks that raise substantial doubt about our ability to continue as a going concern, and our plans to maintain and increase liquidity may not be successful.

We have incurred recurring losses and experienced negative cash flows from operations for the past two fiscal years, and we may continue to incur operating losses. As of December 31, 2024, we had an accumulated deficit of approximately $1.4 billion, and for the fiscal year ended December 31, 2024, we had revenues of approximately $509 million (down from $1.1 billion in fiscal year 2023) and negative cash flows from operating activities of approximately $270 million. Our ability to generate revenue and operating cash flows have been severely curtailed in the short-term by, among other things, the denial of entry into the U.S. for certain shipments of our products by the CBP and lower demand for our products and downward pressure in prices. See Item 3.D. “Risk Factors—Our Maxeon 3, Maxeon 6 and Performance 6 solar panels continue to be detained and denied entry by U.S. Customs and Border Protection and these denials of entry, unless resolved, will continue to significantly and adversely affect our business, revenues, margins, results of operations and cash flows.” and “Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other Events.”
Our financial position raises significant liquidity concerns and we do not expect to generate sufficient operating cash flows over the next twelve months, such that we will be dependent on sources of financing other than our cash flow from operations. Our existing capital resources may be insufficient to fund our operations for the next twelve months, and we may be unable to realize our assets or discharge our liabilities in the normal course of business. These conditions raise substantial doubt about our ability to continue as a going concern. To mitigate these risks, we are undergoing a series of restructuring efforts, including re-orienting the business toward the U.S. market through divesting our non-U.S. businesses and assets, but such efforts may be unsuccessful in providing the liquidity that we need to sustain our operations, pay our obligations as they come due, and implement our plans to develop manufacturing capabilities and sell our products domestically in the United States.
Our continued existence is dependent on our ability to restructure our business to focus on the U.S. market, including the development of our manufacturing facility in New Mexico which is contingent on necessary funding and other factors beyond our control. We expect to devote substantial capital resources to these efforts, and there can be no assurance that we will be successful in accessing the additional capital and liquidity necessary to do so. Even if we are successful in raising additional funds, our expenses may exceed expectations, or we may deplete our available capital resources more quickly than anticipated.

We have received an unqualified opinion from our auditor that includes a paragraph indicating that there is substantial doubt about our ability to continue as a going concern.
We have received an unqualified opinion that included an explanatory paragraph on “going concern” from our independent registered public accounting firm, reflecting substantial doubt about our ability to continue as a going concern. Our consolidated financial statements contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and implement our business plan and address and/or modify our liabilities including trade payables as they become due, as necessary or appropriate. If we are unable to achieve or sustain profitability or to secure additional financing on acceptable terms, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. In addition, if we are unsuccessful in raising sufficient capital to support our operations, we may be unable to pay our suppliers and other service providers on time, or at all. If any of our key suppliers and service providers were to cease working with us or subject the delivery of products to timing or payment preconditions, our business activities may be adversely affected, which could have a material adverse effect on our business and operations. Further, the perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations. Any such inability to continue as a going concern may result in our stockholders losing their entire investment. There is no guarantee that we will become profitable or secure additional financing on acceptable terms.

Our cash flows have been, and may continue to be, negatively impacted by lower revenue as a result of the denial of entry for certain shipments of our products by the U.S. CBP and increasing price competition, as well as the general economic environment, cumulatively resulting in lower margins, among other implications.
During fiscal year 2024 and continuing through the date hereof, we have seen unfavorable impacts on our cash flows and working capital requirements due to the denial of entry for certain shipments of our products by the U.S. CBP. While we may make future imports of the same or different solar products, as each shipment is evaluated independently, CBP’s decision implies that future imports of the same products with identical supply chain traceability documentation would likely be denied entry. As such, this has currently rendered us unable to generate cash flow from the sale of such products. Additionally, our cash flows have been negatively impacted by lower demand for our product and downward pressure in prices, that can be attributed in part to the volatility and disruption caused by the increasing competition as a result of the increase in the global supply of solar cells and panels, termination of our supply agreements with a significant customer, as well as ongoing geopolitical tensions, including wars or conflicts in Ukraine and the Middle East and recent trade conflicts discussed herein. The solar industry in general is volatile, which can be attributed in part to these factors. See Item 3.D.“Risk Factors – Risks Related to the Maxeon Business - We are currently operating in a period of economic uncertainty and intermittent capital markets disruptions due to geopolitical instability and international trade and military conflicts, and our business, financial condition and results of operations may be materially adversely affected as a result.”
Our cash flows are subject to the negative impact of increases in our working capital requirements attributable to our development of new supplier relationships and the preparation and ramp up of new production capacities, including our planned manufacturing facility in the U.S. Our working capital needs may be greater than we currently anticipate if sales and associated receipt of cash proceeds are delayed, payment terms to vendors are shorter than anticipated, credit facilities which we rely on for short-term working capital funding are reduced, terminated or not renewed upon expiry, transit times continue to be extended, our costs of supply and logistics continue to increase or if we hold more inventory or buffer stocks or accelerate restructuring of our manufacturing capacity internally.
These conditions may continue or worsen, which could have a material and adverse effect on our business, results of operations and financial condition. As of the date of this report, there is substantial doubt regarding our ability to continue as a going concern, in part due to these factors as well as other factors described herein.

We may be unable to obtain access to external financing necessary to make adequate capital expenditures necessary to restructure our business, improve our profitability and remain competitive.
To develop or scale new products, establish alternative manufacturing facilities and supply chain, improve profitability, support future growth, achieve operating efficiencies, and maintain product quality, significant capital and other investments in manufacturing technology, facilities and capital equipment, research and development, and product and process technology. Our manufacturing and assembly activities have required and will continue to require significant investment of capital and substantial engineering expenditures.
We have announced plans to deploy a multi-GW factory in the United States to manufacture solar products. This investment plan requires significant expenditures and is contingent upon us securing the necessary financing and depends on several factors which are beyond our control. Any additional debt also would need to be permissible under the terms of the indentures for our Amended 1L Notes, New 1L Notes and 2L Notes, which limit our ability to incur additional indebtedness. See Item 3.D.“Risk Factors — Risks Related to Our Liquidity — A significant portion of our assets, including our intellectual property that we hold outside of the United States, have been pledged as collateral.” Further, any additional debt would result in increased expenses and collateralization and likely impose new restrictive covenants.
Our failure to secure additional financing would affect our ability to continue to make the planned capital expenditures that, which we believe are necessary to grow our business and remain competitive, which would materially and adversely affect our business, results of operations and financial condition.
The existence of substantial indebtedness could adversely affect our business, financial condition, and results of operations, as well as our ability to meet our payment obligations under our debt commitments.
As of December 31, 2024, we had $352.3 million of debt outstanding, comprised mainly of $209.5 million under the Amended 1L Notes, $97.5 million under the New 1L Notes and $44.1 million under the Exchange Notes. Our debt obligations could have material consequences on our future operations, including:

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

Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flows, which, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flows from operations, or that future borrowings will be available to us under our existing or any future debt instruments or otherwise, in an amount sufficient to enable us to meet our payment obligations under our debt obligations and to fund other liquidity needs. In fiscal year 2024, we had a net loss of $614.6 million and there is substantial doubt regarding our ability to continue as a going concern, given that, without renegotiating the terms with vendors and customers, including but limited to pushing out certain obligations as they become due, we do not have sufficient funds to meet our working capital requirements and satisfy our committed obligations and run operations normally for the next twelve months. If we are unable to generate sufficient cash flows to service our debt obligations, we may need to refinance or restructure our debt or seek to raise additional capital. There can be no assurance that we will be successful in any refinancing or debt restructuring effort.
A significant portion of our assets, including our intellectual property, has been pledged as collateral.
We have pledged a significant portion of our assets, including our intellectual property, as collateral to secure the Amended 1L Notes, New 1L Notes and 2L Notes, and may pledge other assets to secure other indebtedness. The Amended 1L Notes, New 1L Notes and 2L Notes indentures contain, and other debt instruments we may enter into may contain, covenants that limit our ability to engage in specified types of transactions. These covenants would likely limit our ability to, among other things:
•Incur certain additional indebtedness;
•Make certain investments;
•Sell or dispose of certain assets;
•Grant liens; and
•Consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.
A breach of any of these covenants and certain other customary events of default, such as the failure to make principal or interest payment when due, among others, could result in the holders of the Amended 1L Notes, New 1L Notes and 2L Notes, or other indebtedness electing to declare all the outstanding principal amount of Amended 1L Notes, New 1L Notes and 2L Notes, or such other indebtedness, as the case may be, to become immediately due and payable, which could result in a material adverse effect on our financial condition. If we do not have sufficient funds to repay the amounts due under the Amended 1L Notes, New 1L Notes and 2L Notes, or such other indebtedness, the holders thereof may enforce on the relevant collaterals, including potentially the sale or licensing of the intellectual property that we hold outside of the United States, which will likely have a material adverse effect on our business operations and prospects. Events of default under the Amended 1L Notes, New 1L Notes and 2L Notes, or other indebtedness may result in, among other things, restructuring or other insolvency proceedings. In the event of such a proceeding or other reorganization of our debt, our creditors would have priority over our stockholders, and the value of our shares could be eliminated.
Risks Related to the Maxeon Business

We have engaged in, and will continue to engage in, a series of transactions and restructuring plans to provide us with needed liquidity and re-orient the Company toward an exclusive focus on the U.S. market. There can be no assurance that the implementation of our restructuring plans will be successful, and the failure to implement these restructuring plans would have a material adverse impact on our business, financial condition, results of operations and prospects.
As reported elsewhere in this Annual Report, during fiscal year 2024, the Company underwent a series of debt restructuring transactions that resulted in significant deleveraging of our balance sheet, following which TZE became our controlling shareholder. For additional information about these transactions, please see “Item 7.B. Related Party Transactions—Agreements with TZE—Financing Transactions with TZE.” In addition, on March 3, 2025, and April 4, 2025, respectively, we announced the successful completion of two transactions involving the sale of multiple direct and indirect non-U.S. subsidiaries, comprising the Company’s “rest-of-the-world” distributed generation business as well as our Philippines operations, to affiliates of TZE as part of a series of transactions to strategically restructure our business portfolio and geographic focus to concentrate exclusively on the U.S. market. For additional information regarding the above transactions and the ancillary agreements entered into in connection therewith, please see “Item 4.A. History and Development of the Company—Significant Acquisitions, Dispositions and other Events.”
Additionally, as previously announced in connection with our focus on the U.S. market, we have entered into a lease to develop a U.S. based manufacturing facility based in Albuquerque, New Mexico, contingent on necessary funding and other factors beyond our control, that will enable us to commence domestic production in the United States. On March 28, 2025, we entered into an amendment to the lease to revise the timeline for certain owner-completed construction activities, some of which are now underway. We have also completed early design and layout activities for the initial phase of manufacturing. In light of new tariffs, we are also focused on developing alternative manufacturing and supply chains, identifying additional domestic component vendors, and improving the versatility and resiliency of our supply chains. We will continue to evaluate and engage in restructuring activities that are intended to provide further liquidity and facilitate our transition to U.S.-focused operations, such as our ongoing evaluation of the closure or repurposing (including sales) of our Malaysia and Mexico production facilities, the development of our network of U.S. partners, improving efficiencies, streamlining operations, reducing costs and establishing a versatile and resilient supply chain and addressing and/or modifying our liabilities including trade payables as they become due as necessary or appropriate.
The success of these restructuring plans depend on a number of factors, including our ability to (i) build a resilient supply chain necessary for the U.S. market that will withstand the impact of the tariffs being levied by the current U.S. presidential administration against products imported from other countries, (ii) ramp up U.S. domestic production by building out manufacturing facilities cost-effectively with the necessary financing, and (iii) achieve the requisite production capacity to meet market demand at competitive cost. See also Item 3.D. – “Risk Factors – Risks Related to Our Operations – We intend to develop a U.S. based manufacturing facility, contingent on the necessary funding and other factors beyond our control, as part of our restructuring plan, and this initiative includes a number of risks which may hinder the success of the development of our U.S. based manufacturing facility.” We may also face challenges relating to our plans to collaborate with TZE and certain of our divested non-U.S. subsidiaries, such as the continued joint development of our next generation technology and sharing of related costs pursuant to a Bilateral Development Services Agreement entered into between us and an affiliate of TZE in connection with the sale our Philippines manufacturing operations. Moreover, we may discover that such restructuring plans and divestments will make it more difficult for us to pursue new initiatives or research and development activities and we may not realize the intended benefits of such collaborations. Our restructuring plans may yield unintended consequences and costs, such as workforce attrition, a reduction in morale among our remaining employees, and the risk we may not achieve the liquidity, cost savings, revenue opportunities or other anticipated benefits of such efforts, all of which could adversely affect our business, financial condition, results of operations and prospects. If we are not successful in our efforts to transform into a U.S.-focused company and start improving our profitability, our business may suffer severe consequences, including having to declare bankruptcy or liquidation.

Our Maxeon 3, Maxeon 6 and Performance 6 solar panels continue to be detained and denied entry by U.S. Customs and Border Protection and these denials of entry, unless resolved, will continue to significantly and adversely affect our business, revenues, margins, results of operations and cash flows.
In July 2024, five truckloads of our solar modules were detained for the first time by the CBP at the US-Mexico border. We continue to be subject to the detention and denial of entry of certain of our products at the U.S. border by the U.S. Customs and Border Protection (“CBP”). In late March 2025, the CBP informed Maxeon that it had denied the Company’s protests regarding the detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panels that started under the Biden Administration in July 2024, resulting in their continued exclusion. This decision was made despite Maxeon’s comprehensive and transparent mapping of its supply chains and submission of thousands of pages of documentation demonstrating full compliance with the UFLPA. CBP has cited no evidence that Maxeon’s products do not comply with the UFLPA, nor has CBP even made such allegation. Instead, the CBP decision was based on what it claims was insufficient documentation. We maintain that CBP’s actions are without merit and have commenced a legal action to contest CBP’s decision at the U.S. Court of International Trade, demonstrating that our legacy supply chains are fully UFLPA-compliant.
While CBP’s decision does not prevent Maxeon from making future imports of the same or different solar products with modified supply chain traceability documentation as each shipment is evaluated independently, CBP’s decision implies that future imports of our Maxeon 3, Maxeon 6, and Performance 6 solar panels with identical supply chain traceability documentation would likely be denied entry. Any future importation of our solar products into the United States may be subject to heightened scrutiny by CBP, regardless of the legality of our manufacturing processes, sourcing of raw materials, or shipping arrangements, which may result in delays, detentions, and/ or denial of entry for our products at the U.S. border.
To date, our inability to sell and deliver our products to U.S.-based customers due to the denial of entry by the CBP for the above-mentioned detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panels has significantly and adversely affected our business, revenues, margins, results of operations and cash flows. As described further in this Annual Report, we are seeking to address these denials of entry for our products as quickly as possible and we have commenced a legal action to contest CBP’s decision at the U.S. Court of International Trade, but we can make no assurance that future imports of the same or different solar products would be permitted to enter the U.S.. The disruption to our operations and liquidity caused by such detentions may continue for an unforeseeable amount of time, and such detentions, unless resolved, will continue to significantly and adversely affect our business, revenues, margins, results of operations and cash flows. For additional information about the CBP detentions, please see Item 3.D.“Risk Factors – Risks Related to Our Operations – Allegations of forced labor, the implementation of laws both recently enacted and proposed against the use of forced labor, and customer sentiment as a result of this issue, could have an adverse impact on our business.”
We have in the past engaged, and continue to engage, in transactions with our controlling shareholder or its affiliates, which could be perceived as not being at arm’s-length.
TCL Zhonghuan Renewable Energy Technology Co., Ltd., together with its subsidiaries and affiliates (“TZE”) is our controlling shareholder and a related party. We have engaged in the past, and continue to engage, in transactions with TZE. These transactions include, without limitation, secured lending transactions, equity financing transactions and the sale of certain assets and subsidiaries of the Company, including, in the first quarter of 2025, (i) our sale to TZE of 100% of the equity interests in SunPower Philippines Manufacturing Ltd (“SPML”) and related assets located within the Philippines, and (ii) the sale to TZE of 100% of the equity interests in the Company’s direct and indirect non-U.S. subsidiaries organized under the laws of Malta, the United Kingdom, Israel, Italy, Germany, the Netherlands, Spain, Mexico, Belgium, Australia, Chile, Korea, France, Brazil, Venezuela, South Africa, and Japan in addition to certain assets related thereto. See “Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other Events.” Additionally, TZE has designated a majority of the members of our Board. Transactions between the Company and TZE are approved by our Audit Committee and our Board of Directors, including a majority of the disinterested directors with respect to such transaction, as appropriate, and we believe that all such transactions are on terms no less favorable to the Company than would be obtained from an unaffiliated third-party. Nonetheless, these transactions could be perceived as being conflicted and we may be subject to litigation which may cost the Company additional resources, the outcome of which cannot be predicted and may negatively affect our financial position.

We have entered into certain services agreements with TZE in connection with the sale of our Philippines and our “rest-of-the-world distributed generation business, and if we fail to perform our obligations under such agreements or fail to receive the benefits of the collaborations contemplated by such agreements, or if the terms in such agreements are perceived to be less beneficial than the terms we may have otherwise received from an unaffiliated purchaser, our financial results could suffer.

In connection with our sale to TZE of 100% of the equity interests in SunPower Philippines Manufacturing Ltd and related assets located within the Philippines, Maxeon and TZE, including the respective affiliates thereof, have entered into (i) a transitional services agreement relating to certain global shared services utilized by the divested assets, and (ii) a Bilateral Development Services Agreement (as defined below) relating to the cooperation of TZE and the Company in the development of Max 8 solar cell technologies. In connection with our sale to TZE of 100% of the equity interests in our direct and indirect non-U.S. subsidiaries organized under the laws of Malta, the United Kingdom, Israel, Italy, Germany, the Netherlands, Spain, Mexico, Belgium, Australia, Chile, Korea, France, Brazil, Venezuela, South Africa, and Japan in addition to certain assets related thereto, Maxeon and TZE, including the respective affiliates thereof, have also entered into an additional transitional services agreement for the mutual provision of shared services for a period of one year following the closing of such transaction. See “Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other Events.” Such agreements provide for the performance of certain obligations by each party for a period of time after the transactions. If either party is unable or unwilling to satisfy its obligations under these agreements, we could incur operational difficulties or losses, and if the Company does not satisfactorily perform its obligations under these agreements, we could be held liable for resulting losses suffered by TZE or its affiliates. In addition, during the transition services period, the Company’s management and employees may be required to divert their attention away from our business in order to provide services to the divested subsidiaries, TZE or its affiliates, which could adversely affect the Company’s business.
The success of our collaboration with TZE in developing the Maxeon 8 technologies will depend on the efforts by both parties and the skill sets of our respective employees. This collaboration may not result in the development of products that achieve commercial success, and the Bilateral Development Services Agreement could be terminated prior to the successful development of any such products. In the event that the Bilateral Development Services Agreement is terminated or expires, we may be required to devote additional resources to development of the Maxeon 8 technologies.

If we fail to develop and introduce new and enhanced products, or fail to successfully reduce costs, we may be unable to compete effectively, and our ability to generate revenues, profits and cash flows could suffer.
Our solar panels are competitive in the market as compared with lower cost conventional solar cells, such as thin-film, due to our products’ higher efficiency, among other things. A principal component of our business strategy is reducing costs to manufacture our products competitively and profitably. If our competitors are able to drive down their manufacturing costs or increase the efficiency of their products faster than we can, or if competitor products are exempted from tariffs and quotas and ours are not or if they benefit from lower tariffs and quotas than us, our products may become less competitive even when adjusted for efficiency. For example, in 2023, while we were in the process of preparing for the market introduction of our next generation Maxeon 7 products, competitor products became available in the solar power market that performed close to the efficiency levels of our current products which negatively impacted demand for these currently offered products. Further, if raw materials costs and other third-party component costs increase, we may not meet our cost reduction targets. If we cannot effectively manage our costs, our competitive position could suffer, we could lose sales and/or market share, and our margins could be adversely affected.
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
As we introduce new or enhanced products or integrate new technology and components into our products or restructure our manufacturing capacity, we will face risks relating to new product launches and transitioning to new technologies and / or execution of our restructuring plans including, among other things, the incurrence of high fixed costs, competition for equipment and human capital, technical challenges which may result in delivery delays, acceptance of products by our customers, disruption in customers’ ordering patterns, insufficient supplies of new products to meet customers’ demand, possible product and technology defects arising from the integration of new technology and a potentially different sales and support environment relating to any new technology. For example,we intend to develop U.S.-based manufacturing facilities, contingent on us securing the necessary funding and other factors beyond our control. See Item 3.D.“Risk Factors—Risks Related to Our Operations—We intend to develop a U.S. based manufacturing facility, contingent on the necessary funding and other factors beyond our control, as part of our restructuring plan, and this initiative includes a number of risks which may hinder the success of the development of our U.S. based manufacturing facility.” To the extent we fail to achieve our restructuring plans, we may significantly impair our plans for entering the large-scale commercial and utility-scale power plant markets in the United States and our plans for growth in the U.S. market. Our failure to manage the transition to newer products or the integration of newer technology and components into our products could adversely affect our business’s operating results, financial condition and cash flows.

Rapid changes in the production capacities of both cells and modules in several non-US jurisdictions that have arisen in large part due to current or pending tariff actions by the United States including, without limitation, significant increases in production capacities in India, Indonesia, and Laos, have caused downward pressure on the prices of solar cells and modules, may result in increased or changing tariff policies and could cause us to lose sales or market share.

Global solar cell and panel production capacity and supply have been materially increasing in several non U.S. jurisdictions, such as India, Indonesia and Laos, in large part due to current or pending tariff actions by the United States and solar cell and solar panel manufacturers currently have excess capacity, relative to global demand. The solar industry has experienced and may continue to experience periods of structural imbalance between supply and demand, and that such periods result in unpredictability (i.e. pressure on pricing or imbalanced supply due to governmental policies). Excess capacity and industry competition have resulted in the past, including in 2024, and may continue to result, in excess supply and/or substantial downward pressure on the price of solar cells and panels, including our products. More recently, there has been additional pressure on global demand as a consequence of the excess supply and decreasing average selling prices resulting from fluctuating supply and demand in certain solar markets, as well as increasing supply chain costs. Intensifying competition has and could continue to cause us to lose sales or market share or hold excess inventories. The excess of global supply coupled with the decline in demand in light of a global economic slowdown caused by events such as an economic recession, high interest rates and the associated decrease in consumer spending, has resulted and may continue to result in a global price reduction, such as the global price reduction that accelerated since the second half of 2023. Fluctuations in supply and demand caused by governmental policies such as the “dual control of energy consumption policy of China” and “compulsory consumption of green energy by high energy- consuming enterprises policy in China”, as well as other increased supply chain costs, may result in a global increase in the price of certain supply commodities, similar to what occurred in 2021. See Item 3.D. “Risk Factors – Risks Related to our Supply Chain - We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, and increases in the costs for raw materials and components required for our solar products could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.” Such price fluctuations and impacts on demand are difficult to plan for and could have a negative impact on the amount of inventory which we hold, our revenue and earnings, and could materially adversely affect our business, financial condition and cash flows. In addition, in such a market environment, internal pricing forecasts can be challenging to estimate and ultimately inaccurate, which has caused and in the future could cause our financial results to be different than forecasted. Uncertainty with respect to United States, PRC, European and other government policies, including trade barriers, tariffs, subsidies or other incentives for solar projects, may continue to cause increased, decreased, or volatile supply and/or demand for solar products, which in turn will negatively impact our revenue and earnings. See Item 3.D.“Risk

Factors – Risks Related to the Maxeon Business - Changes in international trade policies, tariffs, or trade disputes could significantly and adversely affect our business, revenues, margins, results of operations and cash flows.”
Adverse global economic conditions could have a negative effect on our business, results of operations and financial condition and liquidity.
A general slowdown in the global economy, including a recession, due to inflation, geopolitics and trade conflicts (including tariffs and retaliatory trade measures), major central bank policy actions including interest rate increases, public health crises, or other factors, or a tightening of the credit markets, could negatively impact our business, financial condition and liquidity. As credit markets become more challenging, customers may be unable or unwilling to obtain financing for the cost of our products, and the parties that have historically provided this financing may cease to do so, or only do so on terms that are substantially less favorable for our customers, any of which could materially and adversely affect sales of our products and our revenue and growth of our business. See Item 3.D.“Risk Factors – Risks Related to Our Operations - Fluctuations in interest rates or inflation could materially and adversely affect our business and results of operations.” as well as “Risk Factors – Risks Related to Our Operations - We are unable to successfully implement price increases to offset inflation and, as a result, our businesses and financial position and results of operations could be adversely affected.” Cancellations or rescheduling of customer orders have resulted and may continue to result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory. Adverse global economic conditions have from time to time caused or exacerbated significant slowdowns in the industries and markets in which we operate, which may adversely affect our business and results of operations. Macroeconomic weakness and uncertainty also make it more difficult for us to accurately forecast revenue, gross margin and expenses, and may make it more difficult to raise or refinance external financing to fund our operations and capital expenditures.
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
Developments in international trade have the potential to adversely impact our business:
The various tariffs that have been, or are threatened to be, imposed by the new U.S. presidential administration may have a negative impact on the global economy, including the solar manufacturing industry and our business.
Concentrated Solar Photovoltaic (“CSPV”) Safeguard Measure. The United States has imposed a safeguard measure on imported solar cells, laminates and modules since February 7, 2018. On February 4, 2022, this safeguard measure was extended for four additional years pursuant to Proclamation 10339, based on recommendations by the U.S. International Trade Commission to continue providing relief to U.S. manufacturers. Modules were subjected to a tariff of 14.75% during the first year of the extension (which ran from February 7, 2022 to February 6, 2023), and are now subject to a tariff rate of 14% until the safeguard measure expires in February 2026. Cells during this period have been subject to a tariff-rate quota, with tariffs on the above-quota imports matching those applicable to modules.
Bifacial modules are covered by the safeguard measure during this, its final year. This means that any shipments of bifacial Performance line modules assembled in our Mexico facility prior to February 6, 2026 will face safeguard tariffs. Importation of mono-facial Performance line modules assembled in Mexico, until February 2026, will also be subject to the safeguard measure. Solar cells and modules based on our interdigitated back contact

(“IBC”) technology, like our Maxeon 2, Maxeon 3, Maxeon 5, Maxeon 6 and related products, have enjoyed an exclusion from the safeguard measure since September 2018 and remain exempt.
Latest Antidumping and Countervailing Duty Cases Focusing on Southeast Asia. In April 2024, a group of domestic producers filed petitions seeking imposition of antidumping and countervailing duties on imports of CSPV cells, whether or not assembled into modules, from Cambodia, Malaysia, Thailand and Vietnam. The U.S. Department of Commerce issued final affirmative determinations on dumping and subsidization on April 18, 2025. The U.S. International Trade Commission (“USITC”) is scheduled to make a final injury determination on June 2, 2025; if that determination is affirmative and Orders issue, any modules assembled in Mexico from cells fabricated in Malaysia would be subject to cash deposit requirements and eventual definitive duties.
Section 301 Tariffs. In 2017, the USTR initiated an investigation under Section 301 of the Trade Act of 1974 into the PRC government’s acts, policies and practices related to technology transfer, intellectual property and innovation. Starting in 2018, the USTR has imposed additional import duties of up to 25% on certain PRC products. Relevant affected products include certain solar power system components and finished products, including those purchased from our suppliers for use in our products and used in our business. The United States and China may continue or even escalate the retaliatory measures implemented since 2018, and no effort is currently underway to negotiate an agreement that would serve as a basis for rolling back those measures. A statutorily-required 4-year review of the Section 301 tariffs concluded in 2024 with an announcement by USTR that the vast majority of the tariffs would remain in place; tariff rates were even raised on some items including solar cells and modules originating in China.
Other New Tariffs. The Trump administration in its first three months has announced a wide array of tariff measures, including, most importantly, tariffs based on the 1977 International Economic Emergency Powers Act and on Section 232 of the 1962 Trade Expansion Act. These announcements impose actual and/or threatened duties on products from countries including Malaysia and Mexico that are currently part of Maxeon’s legacy supply chains for both Performance and IBC products.
Any future imposition of U.S. tariffs that would apply to our Performance line or Maxeon line modules imported from Mexico could materially and adversely affect our business and results of operations. More broadly, uncertainty surrounding the implications of existing tariffs affecting the U.S. solar market, trade tensions between the United States and countries including China and Mexico, changes to international trade policies and other trade and national security regulatory actions could cause market volatility, price fluctuations, supply shortages, and project delays, any of which could harm our business, and our pursuit of mitigating actions may divert substantial resources from other projects. In addition, the imposition of additional tariffs or trade controls could result in a wide range of impacts to the global solar industry and manufacturing market, as well as our business in particular. Such tariffs or trade controls could materially increase the price of our solar products, as well as the inputs and materials that we rely upon, and result in significant additional costs to us, our resellers, and our resellers’ customers, which could cause a significant reduction in demand for our solar power products and adversely affect our competitive position. The threat of potential tariffs or uncertainty about trade policy may also influence the purchasing decisions of our customers in ways that adversely impact the demand for our products. As a result of such tariff and other uncertainties, the carrying values of our long-lived assets associated with our manufacturing operations might not be recoverable.
Establishing domestic manufacturing in the United States is an important part of our strategy to mitigate future tariff risks, but such expansion plans depend on us securing the necessary funding and other factors beyond our control. See Item 3.D.“Risk Factors—Risks Related to Our Operations—We intend to develop a U.S. based manufacturing facility, contingent on the necessary funding and other factors beyond our control, as part of our restructuring plan, and this initiative includes a number of risks which may hinder the success of the development of our U.S. based manufacturing facility.”There is no assurance that we will be successful in obtaining the necessary funding, or that our efforts to equip and operate a manufacturing facility in the United States will be successful. Additionally, various items that we might need to import in order to equip and operate manufacturing facilities in the United States could encounter trade restrictions or unusual tariffs above and beyond ordinary customs duties. These could result from measures already in place, such as the China/Section 301 tariffs, or from entirely new legislation or newly launched import relief proceedings. If we do not successfully establish domestic manufacturing in the United States, we will continue to be subject to tariffs or trade controls affecting the U.S. solar market on imports into the United States, which could materially increase the price of our solar products and adversely affect our competitive position.
The reduction, modification or elimination of government incentives could cause our revenue to decline and harm our financial results.

The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network or sold to a utility under tariff, depends in large part on the availability and size of government mandates and economic incentives because, at present, the cost of solar power generally exceeds retail electric rates in many locations and wholesale peak power rates in some locations. Incentives and mandates vary by geographic market.Various government bodies in most of the countries where we do business have provided incentives in the form of feed-in tariffs, rebates, and tax credits and other incentives and mandates, such as renewable portfolio standards and net metering, to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. For example, on August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law. The IRA consists of several provisions aimed at improving the climate change crisis. Among other things, the IRA appropriates approximately $11.7 billion in total for the Loan Programs Office (“LPO”) to support its existing loan programs and add a new loan program, the Energy Infrastructure Reinvestment Program (section 1706). In addition, the IRA made a 10-year extension of the Investment Tax Credit, allowing a 30% tax exemption of the cost of installed equipment which was instrumental in launching the U.S. solar industry. These various forms of support for solar power and renewable energy generally are subject to change and are expected in the longer term to decline.For example, the new U.S. presidential administration has announced its support of traditional fossil fuels and in April 2025 ordered an offshore wind farm project to be halted. Even changes that may be viewed as positive can have negative effects if they result, for example, in delaying purchases that otherwise might have been made before expiration or scheduled reductions in such credits. Governmental decisions regarding the provision of economic incentives often depend on political and economic factors that we cannot predict and that are beyond our control. The reduction, modification or elimination of grid access, government mandates or economic incentives in one or more of our customer markets could materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenue to decline and materially adversely affect our financial results. For example, on January 20, 2025, the new U.S. presidential administration issued Executive Order 14148 revoking certain executive orders that were previously issued by the Biden administration to, among other things, facilitate the implementation of certain energy and infrastructure provisions of the IRA and accelerate the adoption of clean energy policies across federal agencies. It is currently unclear how such action and further actions by the new U.S. presidential administration may impact the availability of government incentives and demand for our products in the U.S.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.
The market for electric generation products is heavily influenced by government laws, regulations and policies concerning the electric utility industry globally, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and changes that make solar power less competitive with other power sources could deter investment in the research and development of alternative energy sources, which could in turn result in a significant reduction in the demand for our solar power products. The market for electric generation equipment is also influenced by trade and local content laws, regulations and policies that can discourage growth and competition in the solar industry and create economic barriers to the purchase of solar power products, thus reducing demand for our solar products. In addition, on-grid applications depend on access to the grid, which is also regulated by government entities. Although we are anticipating an environment of general de-regulation at the U.S. federal level under the new U.S. presidential administration, we anticipate that our solar power products and their installation will continue to be subject to oversight and regulation in accordance with regulations relating to construction, safety, environmental protection, utility interconnection and metering, trade, and related matters. It is difficult to track the requirements of local jurisdictions and design equipment to comply with the varying standards. For instance, all states in the U.S. regulate investor-owned utility retail electricity pricing. In addition, there are numerous publicly owned utilities and electric cooperatives that establish their own retail electricity pricing through some form of regulation or internal process. These regulations and policies could deter potential customers from purchasing solar power products. Such rate changes can include changing rates to charge lower volume-based rates—the rates charged for KW hours of electricity purchased by a residential customer—while raising unavoidable fixed charges that a homeowner is subject to when they purchase solar energy from third parties, and levying charges on homeowners based on their point of maximum demand during a month (referred to as “demand charge”). These forms of rate design could adversely impact our business by reducing the value of the electricity our solar energy systems produce compared to retail net metering, and reducing any savings customers realize by purchasing our solar power products. The state of California in the U.S. updated its solar net metering policy in April 2023 and the changes have reduced the savings realized from the export of excess solar energy to the grid which has negatively impacted demand for our solar power products in California. In addition to changes in general rates charged to all residential customers, utilities are increasingly seeking solar-specific charges (which may be fixed charges, capacity-based charges, or other rate charges). Any of these changes could materially reduce the demand for our offerings in the U.S. and could limit the number of markets in which our offerings are competitive with electricity provided by the utilities.
In addition, the U.S.has imposed broad tariffs that are applicable to solar panels, solar cells, polysilicon, and potentially other components. Even if we are successful in establishing U.S. manufacturing, these and any other tariffs or similar taxes or duties on the inputs of our products may increase the price of our solar products and adversely affect our efforts to reduce costs, which could harm our results of operations and financial condition. Any new regulations or policies pertaining to our solar power products may result in significant additional expenses to us, our resellers and our resellers’ customers, which could cause a significant reduction in demand for our solar power products.
We may incur unexpected warranty and product liability claims that could materially and adversely affect our financial condition and results of operations, damage our market reputation, and prevent us from maintaining or increasing our market share.
Our standard product warranty for our solar panels and their components includes up to 40-year warranty period for defects in materials and for greater than promised declines in power performance. We believe our warranty offering is in line with, or better than, industry practice. These long warranty periods create a risk of extensive warranty claims long after we have shipped product and recognized revenue. We perform accelerated life cycle testing that exposes our products to extreme stress and climate conditions in both environmental simulation chambers and in actual field deployments in order to highlight potential failures that could occur over the warranty periods. We also employ measurement tools and algorithms intended to help us assess actual and expected performance; these attempt to compare actual performance against an expected performance baseline that is intended to account for many factors (like weather) that can affect performance. Although we conduct accelerated testing of our solar panels and components, they have not and cannot be tested in an environment that exactly simulate the warranty period that the Company extends and it is difficult to test for all conditions that may occur in the field. Further, there can be no assurance that our efforts to accurately measure and predict panel and component performance will be successful. We have sold products under our warranties since the early 2000s and have therefore not experienced the full warranty cycle. As a result of these warranty programs, we bear the risk of product warranty claims long after we have sold our solar modules and recognized revenue from sales.
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
We are currently operating in a period of economic uncertainty and intermittent capital markets disruptions due to geopolitical instability and international trade and military conflicts, and our business, financial condition and results of operations may be materially adversely affected as a result.
U.S. and global markets have experienced, and may continue to experience, significant volatility and disruption following the escalation of geopolitical tensions, including the ongoing war in Ukraine, recent conflicts in the Middle East, rising tensions between China and Taiwan, the escalating trade war and great power competition between China and the United States, and other sources of geopolitical uncertainty and instability. The length and impact of these ongoing military and economic conflicts is highly unpredictable. Such geopolitical events, terrorist or other attacks, wars (or threatened wars) or international hostilities may lead to armed conflict or acts of terrorism in other parts of the world, which in turn may contribute to further economic instability in the global financial markets and international commerce. The war in Ukraine and the recent Israel-Hamas-Iran conflict may lead to further regional and international conflicts or armed action. The conflict in Ukraine has disrupted supply chains, caused instability in the energy markets and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets on a global scale. The war in Ukraine and the recent Israel-Hamas-Iran conflict continue to cause considerable humanitarian suffering and the continued uncertainty surrounding the outcome of these conflicts may cause a humanitarian crisis and instability in other parts of the world. The United States and the European Union, among other countries, have imposed sanctions against Russia, including sanctions targeting the Russian oil sector, including a prohibition on the import of oil from Russia to the United States. The ongoing war could result in the imposition of further economic sanctions by the United States and the European Union against Russia, with uncertain impacts on the global economy. While much uncertainty remains regarding the global impacts of the war in Ukraine and the Israel-Hamas-Iran conflict, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties, such as our customers and suppliers may be impacted by these conflicts, which could adversely affect our operations. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.
We are subject to a National Security Agreement imposing on us certain indefinite obligations and compliance requirements which on their own would limit the way we run our business, and to the extent that the Committee on Foreign Investment in the United States (“CFIUS”) finds us to not be in compliance with the terms of the National Security Agreement, our business and reputation may be negatively impacted.
The Company and certain of its subsidiaries, together with TZE and its subsidiary, Zhonghuan Singapore Investment and Development Pte. Ltd. filed a joint voluntary notice with CFIUS in connection with TZE’s planned indirect investment into the Company as previously announced in the Form 6-K filed with the Securities and Exchange Commission on June 21, 2024. While CFIUS determined that there are no unresolved national security issues associated with the indirect investment by TZE into the Company, in November 2024, the Company and TZE entered into a National Security Agreement (“NSA”) with the Department of Defense, Department of Energy and Department of the Treasury as monitoring agencies on behalf of CFIUS, pursuant to which the Company is subject to compliance with certain conditions, including certain notification and annual reporting requirements, as well as limitations on the acquisition of property interests. The indefinite requirements of the NSA impose a limit on the way we run our business and if the Company is found to not be in compliance with the terms of the NSA , our business and reputation may be negatively impacted and our financial position ultimately harmed.

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
We have historically relied on a limited number of third-party suppliers for certain raw materials and components for our solar cells, panels and power systems, such as polysilicon, silicon wafers, inverters and module material. Costs for raw materials and components required for our solar products have been volatile, as a result of limited polysilicon supply, increase in commodities’ prices globally, for instance of glass, aluminum and copper, the ongoing war in Ukraine and the Israel-Hamas-Iran conflict, which have increased the costs and impacted the overall supply of raw materials and components. As part of our strategic restructuring efforts, we are identifying U.S. domestic component vendors to establish a supply chain for our planned U.S. based manufacturing operations, but there can be no assurance that our efforts to identify and engage with new suppliers will fully mitigate the risks described herein, and we may be unsuccessful in our attempts to build a U.S. domestic supply chain. Changes in government trade policies, including with respect to import and export duties, including changes resulting from the new U.S. presidential administration, may also increase our costs or reduce availability. If we are unable to establish a U.S.-focused supply chain or mitigate the impacts of our suppliers’ cost increases or supply shortages, we may be unable to manufacture our products, or our products may be available only at a higher cost or after a delay. There can also be no assurances that our planned U.S.-focused supply chain will be consistently reliable, cost efficient or capable of meeting market demand or the capacity of our planned U.S. manufacturing operations. We may be unsuccessful in achieving higher prices from our customers to compensate for the increased costs, which could have a material and adverse effect on our businesses, financial condition and results of operation.
Additionally, if we fail to maintain our relationships with our suppliers, including due to our failure to meet our obligations, including trade payables, as they come due, or to build relationships with new suppliers, or if suppliers fail to perform or are unable to meet demand through industry consolidation, our supply chain could be disrupted.
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
Measures addressing the use of forced labor in the global solar supply chain by the United States and other countries are disrupting global solar supply chains and have adversely affected our operations and may continue to adversely affect our operations in the future. The Uyghur Forced Labor Prevention Act (“UFLPA”), in effect in the United States from June 21, 2022 creates a rebuttable presumption that imports of any goods made either wholly or in part in Xinjiang have been produced with forced labor. That presumption is rebuttable if the U.S. Customs and Border Protection (“CBP”) determines, based on “clear and convincing evidence”, that the goods in question were not produced “wholly or in part by forced labor”, and submits a report to the U.S. Congress setting out its findings. Polysilicon has been identified as a high priority for the CBP, with other critical inputs including aluminum coming under scrutiny.
Maxeon maintains policies and procedures, including conducting due diligence and audits on suppliers (and their suppliers throughout the supply chain to the original source of the raw materials to the extent practicable) to maintain compliance with all relevant laws and regulations, and is, to its knowledge, in compliance with all applicable laws. We may be reliant on third party suppliers to provide us with sufficient verifiable information for us to be able to prove to authorities in the United States or elsewhere that the sources of our silicon wafers are compliant with applicable laws and regulations. Our supply chain mapping has not identified any source or supplier from the Xinjiang region. However, these laws have impacted and may continue to impact Maxeon’s imports into the United States and elsewhere as the standards applied are evolving, raising new challenges for traceability and compliance throughout complex supply chains. While we are working to establish new supply chains with a focus on the U.S. market, there can be no assurances the data and documentation that we will rely upon from third party suppliers will be satisfactory to authorities in the United States or elsewhere.
Our success depends on the continuing contributions of our key personnel and our ability to attract and retain qualified personnel in our industry.
We rely heavily on the services of our key executive officers, and the loss of services of any principal member of our management team could adversely affect our operations. The competition for qualified personnel is intense in our industry. We may not be successful in retaining sufficient numbers of qualified personnel to support our business and anticipated growth. We cannot guarantee that any employee will remain employed with us for any definite period of time since many of our employees, including our key executive officers, serve at-will and may terminate their employment at any time for any reason. In addition, recruiting and retaining qualified personnel for our research and development facility in Silicon Valley is vital to our research and development efforts. There is substantial competition for qualified research personnel, and we may not be able to attract or retain qualified research personnel. Likewise, recruiting and retaining talented personnel at our planned U.S based manufacturing facility in Albuquerque will be vital to the successful restructuring of our business portfolio and our exclusive focus on the U.S. market.Any failure by us to efficiently and effectively recruit and retain key personnel could have an adverse effect on our business, financial condition and results of operations.
Inability to build customer demand following the loss of a significant customer continues to negatively impact our financial performance..
The Company has historically relied for a substantial portion of its revenue on one of its main customers, SunPower, which accounted for 6.2% and 18.3% of our total revenue during fiscal year 2024 and 2023, respectively.
Following the termination of the supply agreements with SunPower (refer to our disclosures under “Item 5.A. Operating Results - Overview”), we have to date been unable to rebuild the customer demand that was lost in connection with such terminations and we continue to experience a material negative effect on our revenues as a result.
Additionally, SunPower filed for chapter 11 bankruptcy protection on August 5, 2024 and the Separation and Distribution Agreement dated November 8, 2019 was rejected as part of the bankruptcy proceedings, including SunPower’s indemnification obligations to the Company thereunder. The Company has made an allowance for expected credit loss of $12.1 million for the recorded receivables relating to such indemnification obligations, and any future warranty claims may have a material negative impact on our financial results when those obligations become due.
Fluctuations in the demand for our products have caused and in the future may continue to cause impairment of long-lived assets or cause us to write off equipment or inventory or the pre-mature termination of certain contracts, and each of these events could materially and adversely affect our financial results.
If the demand for our solar products decreases as a result of a deteriorating market environment or as a result of intensifying competition or global trade conflicts, including as result of the policies of the new U.S. presidential administration, we may hold excess inventories of our products and we may need to adjust or suspend our production and as a result, our manufacturing capacity could be underutilized. We may be required to shorten the useful life of our equipment or record an impairment of our long-lived assets, including facilities and equipment, which would increase our expenses. For example, in light of the current market environment and new tariff and trade barriers applicable to our legacy cell and module manufacturing facilities, we are re-engineering our manufacturing capacity and as a result we have and will continue to incur charges, relating to the cancellation of existing purchase orders, accelerated depreciation of certain equipment and severance cost related to the reduction in our global workforce.
If prices or product demand decrease or we fail to forecast demand accurately, we could be required to write off inventory or record excess capacity charges, which could have a negative impact on our gross margin. For example, in light of the current market environment, we have recorded certain inventory adjustments and we have provided reserves to reflect the inventories held at the lower of cost or net realizable value of $155.1 million as of December 31, 2024.
Each of the above events has had and could materially and adversely continue to affect our future financial results.
We intend to develop a U.S. based manufacturing facility, contingent on the necessary funding and other factors beyond our control, as part of our restructuring plan, and this initiative includes a number of risks which may hinder the success of the development of our U.S. based manufacturing facility.
As part of our strategic business restructuring, we have divested our equity interest in SPML, our subsidiary which owns our former manufacturing facility in the Philippines. As part of our broader effort to establish U.S. domestic manufacturing, and due to broader macroeconomic factors, including but not limited to U.S. trade and tariff policy that have made it economically impractical to continue such operations, we are evaluating different options with respect to our manufacturing facilities in Malaysia or Mexico, which may include the repurposing or sale of our facility in Malaysia and a permanent shutdown of our facilities in Mexico. We are planning to deploy a multi-GW factory in the United States to manufacture solar products for the utility-scale power plant markets, contingent upon us securing the necessary funding and a number of other factors beyond our control. To the extent we are delayed in our projected development schedule, or if we are unable to secure the necessary funding, our plans to develop U.S. based manufacturing may be significantly impaired.

The success of the development of our U.S. based manufacturing facility is subject to significant risks including:

•cost overruns, delays, supply shortages, equipment problems and other operating difficulties;
•potential reliance on sole suppliers to provide custom-built equipment that may take longer or cost more to engineer than planned and may never operate as designed;

•incorporating first-time equipment designs and technology improvements that we expect to lower unit capital and operating costs, but which may not be successful;
•our ability to obtain the necessary financing;
•difficulties in hiring and retaining key technical, management, and other personnel;
•impacts that may arise from, and actions taken in response to, natural disasters, epidemics or pandemics;
•potential inability to obtain, or obtain in a timely manner, financing, or approvals from governmental authorities for operations;
•tariffs imposed on imported solar cells and/ or raw materials required for module assembly, which may cause market volatility, price fluctuations, supply shortages, and project delays; and
•climate change or other regulations which could result in additional regulatory or product standard requirements.
Any of these or similar difficulties may unexpectedly delay or increase costs of our supply of solar cells or costs of execution to develop our U.S. based manufacturing facility.
Additionally, the development of a U.S. based manufacturing facility will subject us to additional business risks, including:
•difficulty in competing against companies who may have greater financial resources and/or a more effective or established localized business presence and/or an ability to operate with minimal or negative operating margins for sustained periods of time;
•adverse public policies in the U.S. including changing laws and regulations, export and import restrictions, employment laws, environmental protection, regulatory requirements, international trade agreements, and other government approvals, permits and licenses;
•potential disruptions due to labor disputes;
•difficulties and costs in staffing such as identifying, attracting, training, and retaining qualified sales, technical, research & development and other personnel and managing foreign operations as well as cultural differences;
political, social and economic instability, including wars and conflicts, such as the war in Ukraine, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions, as well as natural disasters or outbreaks of disease, such as the COVID-19 pandemic;
•trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and
•a business climate that may have the effect of putting foreign companies at a disadvantage relative to domestic companies;
If we are unable to successfully manage any such risks, any one or more could materially and negatively affect our business, financial condition and results of operations.
We could be adversely affected by any violations of anti-bribery laws.
The countries comprising our legacy supply chain have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Our policies mandate compliance with these anti-bribery laws. We operate in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our entry into new jurisdictions through internal growth or acquisitions requires substantial government contact where norms can differ from standards that exist in the United States and elsewhere. While we implement policies and procedures and conduct training that require and facilitate compliance with these anti-bribery laws, thereby mitigating the risk of violations of such laws, our employees, subcontractors and agents may take actions in violation of our policies and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material and adverse effect on our business, financial condition, cash flows, and reputation.

If we do not achieve satisfactory quality in manufacturing our solar products, our sales could decrease and our relationships with our customers and our reputation may be harmed.
The manufacture of solar modules is a highly complex process. Products as complex as ours may contain undetected errors or defects, especially when first introduced. For example, our solar cells or solar panels may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to incur significant warranty, non-warranty, recall and re-engineering costs, divert the attention of our engineering personnel from product development efforts, and significantly affect our customer relations and business reputation. If we deliver solar products with errors or defects, including cells or panels of third-party manufacturers, or if there is a perception that such solar products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. We could also be required to implement product recalls under applicable law, which could materially and adversely affect our results of operations and financial condition.
Fluctuations in interest rates or inflation could materially and adversely affect our business and results of operations.
We are exposed to interest rate risk because many of our customers depend on debt financing to purchase our solar power systems. Additionally, due to recent increases in inflation, certain governmental authorities responsible for administering monetary policy have recently increased, and are likely to continue to increase, applicable central bank interest rates. For example, the U.S. Federal Reserve has raised various interest rates in recent years, including increasing US Federal Reserve Interest on Reserve Balances to 4.40 percent effective December 19, 2024. An increase in the benchmark rate would result in an increase in market interest rates. An increase in interest rates has made and could in the future make it difficult for our customers to obtain the financing necessary to purchase our solar power systems on favorable terms, or at all, and thus has lowered and may in the future lower demand for our solar power products, reduce revenue and adversely affect our operating results. An increase in interest rates could lower a customer’s return on investment in a system or make alternative investments more attractive relative to solar power systems, which, in each case, could cause our customers to seek alternative investments that promise higher returns or demand higher returns from our solar power systems, which could reduce our revenue and gross margin and adversely affect our operating results. Our interest expense would increase to the extent interest rates rise in connection with our variable interest rate borrowings. If in the future we have a need for significant borrowings and interest rates increase, our cost of capital would increase which may lower our margins. Conversely, lower interest rates have an adverse impact on our interest income.
We are unable to successfully implement price increases to offset inflation and, as a result, our businesses and financial position and results of operations could be adversely affected.
We have experienced inflationary pressures since 2021. Cost inflation, including increases in ocean container rates, raw material prices, labor rates, energy and domestic transportation costs have impacted our profitability and our ability to recover these cost increases through price increases may continue to lag, resulting in downward pressure on our margins. To date, our cost of revenue for our solar power products has been negatively impacted by the increase in cost of certain raw materials such as glass, silicon, and aluminum. Certain of our supply agreements include an indexed pricing provision that tracks five production commodities: polysilicon, aluminum, glass, transpacific container freight, and crude oil (the “indexed pricing provision”). Under this contractual provision, the final price paid for the modules may be adjusted if actual commodities’ prices as published in the identified indices on the first calendar day of the prior quarter differ from agreed baseline values. Subject to an agreed allowance for any commodity price fluctuations, the negative impact to our cost of revenue by cost inflation would be reduced as higher commodity pricing will require the final module price to be adjusted higher; while lower commodity pricing will require a discount to the final module price. We and our counterparties to these supply agreements have the right to elect to terminate the supply agreement for convenience without penalty or damages if the adjustments to the module price exceed an agreed threshold. We will only be able to realize the benefits of this indexed pricing provision if our costs for the raw materials track the values of such commodities in the identified indices closely. If we incur costs for raw materials that significantly exceed the values of the commodities in the identified indices, we may not be able to recover our costs to the extent that they exceed such values in the identified indices. There can be no assurance that in circumstances where adjustments to the module price exceed an agreed threshold, we will be willing or able to reach an agreement on pricing with our counterparty and avoid termination of the supply agreement. Should any of these supply agreements be terminated, our businesses and financial position and results of operations could be adversely affected.
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
We are subject to extensive environmental laws and regulations and continue to incur significant costs to comply with such laws and regulations. If we are unable to comply with such laws and regulations, or more stringent laws or regulations are adopted, we may be subject to increased compliance costs, fines or other penalties and may be forced to suspend production.
We use, generate and discharge toxic, volatile, and otherwise hazardous chemicals and waste in our research and development and manufacturing activities and are subject to extensive environment laws and regulations. These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management, and disposal of hazardous materials and waste, the cleanup of contaminated sites, and occupational health and safety. Our environmental compliance burden may continue to increase both in terms of magnitude and complexity. We have incurred and may continue to incur significant costs in complying with these laws and regulations if we cannot secure a waiver therefrom. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to, among other matters, potentially significant monetary damages and fines or liabilities or suspensions in our business operations. In addition, if more stringent laws and regulations are adopted (and we cannot get a waiver therefrom), the costs of compliance with these new laws and regulations could be substantial. If we fail to comply with present or future environmental laws and regulations, we may be required to pay substantial fines, suspend production or cease operations, or be subjected to other sanctions.
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

We have announced an investigation into claims, we have filed claims, and we may file future claims against other parties for infringing our intellectual property, and such claims may be very costly and may not be resolved in our favor.
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
We are subject to U.S. and foreign data protection regulations, including laws, rules, policies, and other obligations, relating to the collection, use, retention, security, and transfer of the personal data or personally identifiable information (collectively, “PII”) of data subjects, including our customers, end-users of our products, employees and other third parties with whom we interact. We are subject to certain data protection regulations, including the California Consumer Privacy Act (“CCPA”) and the Personal Data Protection Act of Singapore.
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
We hold registered trademarks for MAXEON and other marks in certain countries, including, in the case of MAXEON, the United States. We have not registered, and may not be able to register, trademarks in important or valuable countries. In jurisdictions where we are unable to obtain or have not tried to obtain registrations, others may sell or advertise products (or engage in other activities) using trademarks or brands that compromise, mimic, copy, incorporate or are similar to our trademarks or brands, which could lead to customer confusion and impact our business. In addition, if there are jurisdictions where another proprietor has already established trademark rights that conflict with our rights, interests or activities, then we may face trademark disputes and we may have to market our products with other trademarks or without our existing brands or trademarks, which may undermine our marketing efforts. In addition, we may have difficulty in establishing strong brand recognition with consumers if others use similar marks for similar products.
Pursuant to a brand framework agreement with SunPower, SunPower assigned to us the non-U.S. SUNPOWER trademarks and SunPower retained ownership of its SUNPOWER trademarks in the U.S. and a limited license to the SUNPOWER trademarks in Canada. In connection with the SunPower bankruptcy, the brand framework agreement and the SUNPOWER marks in the United States were acquired by Complete Solaria, Inc., which as of April 21, 2025, is doing business as “SunPower.” We have historically marketed solar panels under both the SUNPOWER and MAXEON brands based on our trademark rights and agreements. We face risks of such products being negatively associated with the SUNPOWER or MAXEON brand if any negative publicity were to be incurred against these brands, including negative publicity that is not within our control or based on our activities.
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
Risks Related to the Ownership of Our Shares
Various restructuring initiatives (the “Debt Restructuring Transactions”) and the transactions contemplated under the Forward Purchase Agreement involved the issuance of a substantial amount of ordinary shares, which were and continue to be dilutive and could result in a significant decrease in the price of our ordinary shares.
The Company underwent several Debt Restructuring Transactions in fiscal year 2024, primarily with TZE, including: (1) on May 31, 2024, the sale to TZE of $25 million of 7.50% Convertible First Lien Senior Secured Notes due 2027 (“Existing 1L Notes”); (2) on June 20, 2024, the sale to TZE of $97.5 million of 9.00% Convertible First Lien Senior Secured Notes due 2029 (“New 1L Notes”), of which $70 million was paid in cash, $25 million was purchased in exchange for an equivalent amount of Existing 1L Notes, and $2.5 million was purchased in consideration for TZE’s payment to a third party on the Company’s behalf; (3) on June 20, 2024, the sale of approximately $204.0 million of Tranche A Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 and Tranche B Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028, along with the issuance of 9,925,000 warrants (collectively, the “Exchange Securities”), in exchange for approximately $198.5 million of our Green Convertible Notes, representing approximately 99.25% of the outstanding principal amount of the Green Convertible Notes and the accruing interest of $5.5 million; and (4) on August 30, 2024, the issuance to TZE of $100.0 million of ordinary shares in accordance with the terms of the Forward Purchase Agreement.

The Company and TZE also entered into an Amended and Restated Option Agreement on May 30, 2024, pursuant to which TZE was granted the right to purchase a number of ordinary shares of the Company in order to maintain its percentage ownership of ordinary shares of the Company to provide for anti-dilution protection against (i) any exercise or conversion of the then-outstanding Exchange Securities, and (ii) any conversion of the then-outstanding Green Convertible Notes.
Many of the Exchange Securities have subsequently been converted into ordinary shares of the Company at various conversion and exercise prices, and the foregoing transactions have resulted in the issuance of a substantial amount of our ordinary shares to TZE and others, causing significant dilution of existing shareholders. Such dilution has caused, negative pressure to the trading price of our ordinary shares. In addition, additional conversions of our outstanding convertible notes would entail further dilution of our ordinary shares and could depress the market price of our ordinary shares, or could prompt short selling of our shares if such notes are used to satisfy short positions in our ordinary shares. Accordingly, you should not expect that any recent market price for our ordinary shares to be indicative of the market price that might prevail following such transactions or note conversions.
For additional information about the foregoing transactions, please see “Item 7.B Related Party Transactions”.
If a substantial number of Maxeon shares become available for sale and are sold in a short period of time, the market price for our shares could experience volatility and/or decline.
TZE has the ability to sell a substantial number of Maxeon shares. Additionally, pursuant to the A&R Registration Rights Agreement entered into between the Company and TZE on June 20, 2024, as supplemented on August 30, 2024, the Company is obligated to file, if requested by TZE, a shelf registration statement with respect to the securities issued to TZE in connection with the Forward Purchase, the A&R Option Agreement, and the Debt Restructuring Transactions, including the ordinary shares issuable upon conversion of the notes issued thereby. If TZE or other shareholders sell substantial amounts of Maxeon shares in the market, the market price of Maxeon shares could decrease significantly. A decline in the price of Maxeon shares may impede our ability to raise capital through the issuance of additional shares or other equity securities.
In addition, measures to address and/or modify our liabilities, including trade payables, will cause further dilution to the extent that such efforts include the issuance of equity as settlement, which could cause our ordinary shares to experience significant volatility or declines in price.
Your percentage ownership in Maxeon may be diluted in the future.
In the future, we may issue additional shares in connection with capital markets transactions, acquisitions, restructuring efforts or otherwise. For instance, the board of directors of Maxeon (the “Board of Directors,” “Maxeon Board” or the “Board”) approved recently an increase of 944,030 ordinary shares issuable under the Second Amended and Restated 2020 Omnibus Incentive Plan (the “2020 Plan”), and, between May and August of 2024, we entered into several transactions with TZE, including, without limitation, the Forward Purchase and the Debt Restructuring Transactions, that have resulted, and will continue to result in, the dilution of our ordinary shares. See “Item 7.B. Related Party Transactions.”
The conversion of some or all of our outstanding convertible notes, or measures to address and/or modify our liabilities, including trade payables, which may include the issuance of equity as settlement, will dilute the ownership interests of existing shareholders. In particular, to the extent that Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZE SG”), a subsidiary of TZE, continues to hold all or a portion of the Amended 1L Notes and New 1L Notes, upon the conversion of such notes, TZE SG may receive additional Maxeon shares pursuant to the terms of Amended 1L Notes and New 1L Notes thereby increasing its ownership interests and voting power, which will consequently dilute the ownership interests of other, existing shareholders. Additionally, in connection with the Green Convertible Notes, Maxeon granted to TZE SG an option to purchase an amount of Maxeon shares that would allow TZE SG to maintain its percentage ownership of outstanding Maxeon shares following any conversion of the Green Convertible Notes as compared to its percentage ownership existing immediately prior to any such conversion. Such option was amended on August 30, 2024 to extend the percentage ownership protections afforded by the option to the conversion or exercise of the Exchange Securities issued pursuant to exchange agreements entered into with certain holders of the Green Convertible Notes on May 30, 2024. See “Item 7.B. Related Party Transactions.” Any sales in the public market of the shares issuable upon conversion or exercise of such Exchange Securities could adversely affect prevailing market prices of our shares. In addition, the existence of such notes may encourage short selling by market participants because the conversion or exercise, as applicable, of the Green Convertible Notes, the Amended 1L Notes, New 1L Notes or the Exchange Securities could depress the price of our shares.
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
In connection with the issuance of the then-outstanding Green Convertible Notes (as defined below), we entered into the Physical Delivery Forward with a Physical Delivery Forward Counterparty with respect to the Physical Delivery Maxeon Shares (each defined under “Note 11. Debt and Credit Sources” to our consolidated financial statements). Pursuant to the Physical Delivery Forward, the Physical Delivery Forward Counterparty agreed to deliver such Physical Delivery Maxeon Shares to us or a third-party trustee designated by us for no consideration at or around the maturity of the Green Convertible Notes. The delivery of such Physical Delivery Maxeon Shares is subject to the conditions set forth in the agreements governing the Physical Delivery Forward, including receipt of required shareholder approvals on an annual basis and subject under Singapore law to an aggregate limit of 20% as of the date of the annual shareholder purchase approval (calculated together with the number of ordinary shares to be purchased in connection with the Prepaid Forward).
In connection with the issuance of the Green Convertible Notes, we entered into the Prepaid Forward with an affiliate of one of the initial purchasers, pursuant to which we will repurchase 25.3 thousand Maxeon shares, subject to the conditions set forth in the agreements governing the Prepaid Forward, including receipt of required shareholder approvals on an annual basis. Under the terms of the Prepaid Forward, the Prepaid Forward Counterparty (as defined under “Note 11. Debt and Credit Sources” to our consolidated financial statements) will be obligated to deliver the number of Maxeon shares underlying the transaction to us, or pay cash to the extent we fail to provide to Prepaid Forward Counterparty evidence of a valid shareholder authorization, on or shortly after the maturity date of the Green Convertible Notes, subject to the ability of the Prepaid Forward Counterparty to elect to settle all or a portion of the transaction early.
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
We may issue additional equity, equity-linked or debt securities for a number of reasons, including to finance our operations and business strategy (including in connection with development of our U.S. based manufacturing capacity, acquisitions, strategic collaborations or other transactions), to satisfy our obligations for the repayment of existing indebtedness, to adjust our ratio of debt to equity, or for other reasons. Any future issuances of equity securities or equity-linked securities could substantially dilute the interests of our existing shareholders and may materially and adversely affect the price of Maxeon shares. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, may have on the market price of Maxeon shares. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future.
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
We have been removed from several stock market indices and several securities analysts have ceased regular coverage of our business. If securities analysts do not publish research or reports about our business, or do not publish information at all, we could continue to lose visibility in the market place and our stock price or trade volumes could further decline.
The trading market can be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a foreign private issuer, the analysts who publish information about Maxeon shares may have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline.Several securities analysts have ceased to regularly research and provide reports about the Company. In addition, we have been removed from several prominent stock indices, including the Russell 2000 and Russell 3000. As a result of reduced analyst coverage and index membership, we have lost and may continue to lose visibility in the market, which in turn could cause our stock price or trading volume to further decline and result in the loss of all or a part of your investment in us.
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

As a foreign private issuer, and also as a “controlled company” within the meaning of the Nasdaq Listing Rules and independently from our status as a foreign private issuer, we are permitted to, and follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements applicable to domestic issuers.
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
•Nasdaq’s requirement that the nominating committee of our Board (the “Nominating and Corporate Governance Committee”) be “independent” as defined in the Nasdaq Listing Rules. The Singapore Companies Act does not require a nominating and corporate governance committee to be comprised entirely of independent directors, and nominations of persons for election to the Maxeon Board will be recommended by our Nominating and Corporate Governance Committee whose members are not all independent directors as defined by the Nasdaq Listing Rules.
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
Further, because we are now a controlled company under the Nasdaq Listing Rules following the closing of the transactions contemplated by the Forward Purchase Agreement, we may and have elected not to comply with certain Nasdaq corporate governance requirements even if the Company ceases to be a foreign private issuer, including:
•Nasdaq’s requirement that a majority of the Board be comprised of independent directors.
•Nasdaq’s requirement to have a compensation committee comprised solely of independent directors.

•Nasdaq’s requirement for directors to be selected by the independent directors of the Board or a nominations committee comprised solely of independent directors.

We have in the past received notifications from The Nasdaq Stock Market LLC regarding our failure to comply with certain continued listing requirements, and if we fail to comply with such requirements in the future, we risk delisting from Nasdaq.
Our ordinary shares are currently listed on the Nasdaq Global Select Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements.
On August 14, 2024, we received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the closing bid price of our ordinary shares for the previous 32 consecutive business days, we no longer met the requirement to maintain a minimum bid price of $1 per share (the “Minimum Bid Price Requirement”) and were required to regain compliance with the Minimum Bid Price Requirement by February 10, 2025.
To regain compliance with the Minimum Bid Price Requirement, we proposed and received the requisite shareholder approval at our Annual General Meeting on August 29, 2024 for a 1-for-100 Reverse Share Split (as defined herein). The Reverse Share Split became effective on October 8, 2024 and our ordinary shares began trading on a split-adjusted basis on October 9, 2024. As a result of the Reverse Share Split, the Company received a letter from Nasdaq Stock Market LLC on October 29, 2024 notifying us that the Company had regained compliance with the Minimum Bid Price Requirement.
In the event that our ordinary shares are delisted from Nasdaq, as a result of our failure to comply with the Minimum Bid Price Requirement, or due to our failure to continue to comply with any other requirement for continued listing on Nasdaq, and our ordinary shares are not eligible for listing on another exchange, trading in our ordinary shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of and obtain liquidity for our shares, or obtain accurate price quotations for, our ordinary shares, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our ordinary shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.
Our compliance obligations as a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

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

As described elsewhere herein, our business has been subject to a variety of business and market factors that have negatively impacted our cash flows, liquidity and financial condition. The costs of our status as a public company will continue to have an adverse impact on our liquidity, cash flows and financial condition as compliance with the U.S. securities laws, regulations and Nasdaq listing rules continues to be a significant use of our limited resources.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our shares.
Based upon, among other things, the nature of our business, the current and anticipated valuation of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2024 and we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current, or any future, taxable year. A non-U.S. corporation will generally be a PFIC for any taxable year if either (i) at least 75.0% of its gross income for such year is passive income or (ii) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the businesses and earning our proportionate share of the income of any other business in which we own, directly or indirectly, at least 25.0% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our shares, fluctuations in the market price of the shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. As a result, dispositions of operating companies could increase the risk that we become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For further information on such U.S. federal income tax implications, see “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”
If we fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operation or meeting our reporting Obligations. We may in the future identify a material weakness in our internal control over financial reporting that could cause investors to lose confidence in the reliability of our financial statements and result in a decrease in the value of our shares.
Our management is responsible for maintaining internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. They are also responsible, in accordance with the Singapore Companies Act, for keeping accounting and other records that will sufficiently explain the transactions and financial position of Maxeon, establishing true and fair financial statements to be prepared from time to time and maintaining that records be kept in such manner as to enable them to be conveniently and properly audited. We need to continuously maintain our internal control processes and systems and adapt them as our business grows and changes. This process is expensive, time-consuming, and requires significant management attention. Furthermore, as we grow our business and execute significant non-routine transactions, our internal controls may become more complex and we may require significantly more resources to ensure they remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm identify material weaknesses in our internal controls, the disclosure of that fact, even if quickly remedied, may cause investors to lose confidence in our financial statements and the trading price of our shares may decline.
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
Pursuant to our constitution (the “Constitution”), and to the extent permitted by the Singapore Companies Act and applicable laws, we will indemnify our officers and directors for certain liabilities that may arise in the course of their service to us. Although we currently maintain director and officer liability insurance for certain potential third-

party claims for which we are legally or financially unable to indemnify them, such insurance may be inadequate to cover certain claims, or may prove prohibitively costly to maintain in the future. In addition, we may choose to primarily self-insure with respect to potential third-party claims. If we were required to pay a significant amount on account of these liabilities for which we self-insured, our business, financial condition, and results of operations could be materially harmed.
Risks Related to Being a Singapore Company
We are incorporated in Singapore and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
Our corporate affairs are governed by our Constitution and by the laws governing companies incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of the Maxeon Board under Singapore law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interest in connection with actions taken by our management or members of the Maxeon Board than they would as shareholders of a corporation incorporated in the United States. For more information, see the below risk factor titled “It may be difficult to enforce a judgment of
U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore or China.”
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

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. Subject to the general authority to allot and issue new shares provided by our shareholders, the provisions of the Singapore Companies Act and our Constitution, the Maxeon Board may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. The Maxeon Board has been given a general mandate to issue new shares by our shareholders in the last general meeting held on August 29, 2024 which will continue in force until the next general meeting is concluded. Any additional issuances of new shares by our directors may dilute our shareholders' percentage ownership interests in our shares and/or adversely impact the market price of our shares.

Risks Relating to Our Controlling Shareholder

Our controlling shareholder will be able to exert substantial influence over corporate matters and control the outcome of shareholder actions of the Company, which may also give rise to conflicts of interest.
Following the closing of the Debt Restructuring Transactions and the Forward Purchase, TZE beneficially owned became the Company’s controlling shareholder with a right to nominate a majority of the members of the Board, owning 59.4% of our total outstanding shares as of January 24, 2025 according TZE’s Schedule 13D/A filed with the SEC on January 28, 2025. For more information on TZE, see “Item 4.C - Organizational Structure.” As a result, TZE can and does exert substantial influence over matters such as the election of directors, approval of material transactions and the Company’s strategy and leadership generally. This concentration of ownership may discourage, delay or prevent a change of control of the Company, which may also have the effect of depriving our shareholders of an opportunity to receive a premium for their ordinary shares as part of a subsequent sale of the Company. As long as TZE continues to own a significant percentage of our shares, the ability of our other shareholders to influence matters requiring shareholder approval will be limited, which may discourage potential investors from seeking to acquire Maxeon shares and, as a result, might harm the market price of our shares.
In addition, conflicts of interest may arise between the Company and our controlling shareholder in a number of ways. If TZE were to compete with the Company, our business, financial condition, results of operations and prospects could be materially and adversely affected. Furthermore, TZE may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, which may be different from the decisions that we would have made on our own. TZE’s decisions with respect to the Company may favor TZE and may not necessarily be aligned with the interests of our other shareholders. Although we have an audit committee consisting solely of independent directors to review and approve all related party transactions, we may not be able to resolve all potential conflicts of interest or to resolve such conflicts on terms that are favorable to the Company. The significant concentration of share ownership may also adversely affect the trading price of our ordinary shares due to the perception that such conflicts of interest exist or may arise.

Our controlling shareholder is a Chinese enterprise subject to the laws and regulations of the PRC, which may influence our controlling shareholder’s decisions and obligations with respect to the Company and may modify, delay, prevent or hinder our future acquisition, investment or business activities.
As a corporation organized under the laws of Singapore, we are not generally subject to the laws and regulations of the authorities of the PRC except to the extent that our limited operations in China must comply with such laws and regulations. However, because TZE is an enterprise incorporated under the laws of the PRC, it must comply with PRC laws and regulations. Such laws and regulations may influence the decisions of TZE, as well as those of its director appointees serving on our board of directors, regarding our business and operations. Certain of these regulations will require TZE, as our controlling stockholder, to approve specific corporation actions taken by us, including amendments to our Constitution and certain mergers, acquisitions or strategic transactions that we may seek to undertake.
As our controlling shareholder, TZE may be required to make filings with, or obtain approval from, various PRC regulators approving certain of our corporate actions. For example, TZE may need to obtain approval from the China National Development and Reform Commission (“NDRC”) for certain debt issuances by us, or certain investments we may seek to make that involve industries, countries or regions deemed sensitive by the NDRC. TZE may similarly need to make certain filings with the China Securities Regulatory Commission or register with the

State Administration of Foreign Exchange in order to provide financing to the Company or guarantee its obligations. Additionally, PRC authorities could require TZE to divest from the Company in the future.
In addition to the requirements of the PRC, for as long as TZE maintains a controlling ownership interest in the Company, proposed acquisitions of or investments into entities organized in the United States or other jurisdictions, including TZE's investments into the Company, may be subject to additional US regulatory approval or review processes and TZE’s ownership may prevent Maxeon’s eligibility to bid for or obtain certain U.S. government contracts or loans. The Committee on Foreign Investments in the United States (“CFIUS”) is an interagency body of the U.S. government authorized to review certain foreign investment transactions in U.S. businesses in order to determine the effect of such transactions on the national security of the United States. If a particular proposed acquisition or investment in a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or we may proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay an acquisition or investment, impose conditions with respect to such acquisition or investment or order a divestment of all or a portion of a U.S. business acquired or invested in, which may limit the attractiveness of or prevent us from pursuing certain acquisitions or investments that we believe would otherwise be beneficial to us and our stockholders. These risks have increased and may continue to increase due to geopolitical, policy or regulatory developments, particularly with regard to relations between China and the U.S.
Our relationships with Chinese suppliers and shareholders, including our controlling shareholder, may expose us to risks based on U.S. policies such as China’s designation as “a covered nation” and our controlling shareholder’s possible designation as a “foreign entity of concern” under guidance and regulations promulgated by the U.S. Department of Energy.
Under final guidance issued by the U.S. Department of Energy (“DOE”) on May 6, 2024, an entity can qualify as a foreign entity of concern (“FEOC”) for purposes of the Bipartisan Infrastructure Law and the Inflation Reduction Act if it is a foreign entity that is subject to the jurisdiction of a covered nation government. The rules relating to control and indirect control are uncertain at this time and precedent has not yet developed, but based on DOE guidance, TZE would likely be classified as an FEOC because it is organized under the laws of the PRC.

For purposes of FEOC determination, the rules relating to control and indirect control are uncertain at this time and precedent has not yet developed. As currently written, the FEOC rules are intended to directly impact the electric vehicle battery industry and related battery supply chain, and do not appear to have implications for the solar panel industry. As a result, direct risks to our business from FEOC status are unknown at this time, but such risks can magnify if the scope of FEOC-related regulations is expanded in the future. Additionally, such designation may have implications regarding our eligibility for participation in DOE programs, incentives under the Bipartisan Infrastructure Law and the Inflation Reduction Act, and similar laws and regulations.

Our controlling shareholder is a Chinese enterprise subject to the laws and regulations of the PRC, and given the aggressive posture the U.S. has been taking against China, as well as the risk that our controlling shareholder may be designated as a FEOC, such direct and indirect affiliation could pose reputational risks to the Company and invite scrutiny from Congressional committees like the House Select Committee on Competition with the CCP, which could have a negative impact to our business.
The U.S. regulatory environment presents hurdles and reputational risk for companies associated with Chinese partners, investors, or purchasers. Currently, an aggressive posture with respect to China is a bipartisan priority in both the U.S. House and U.S. Senate, as evidenced by the TikTok ban, draft BioSecure legislation, and a current draft National Defense Authorization Act Amendment that bars federal funding to any institution that partners with persons on the Bureau of Industry and Security Entity List maintained by the Department of Commerce. Further, the previous and current Trump Administration and the previous Biden Administration, have all adopted trade policies that are aggressive with respect to China, including but not limited to: heightened tariffs, and harsher restrictions on data sharing with China. It is likely that the aggressive posture adopted by the U.S. Congress and contemporary presidential administrations will give rise to heightened scrutiny by U.S. stakeholders and additional enforcement and rule-making activities on the part of federal authorities, which could significantly impact our business in light of being controlled by TZE. We do not anticipate these postures to abate in the near term.

Moreover, our ability to attract U.S. investors may be impacted, for example, by investment guidelines that prevent investment in Chinese-controlled entities, the perceived risks of investing in the securities of Chinese-controlled entities, or as a result of U.S.-China tensions generally.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions .
In February 2012, the State Administration of Foreign Exchange of the PRC, or SAFE, promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations. Failure to complete SAFE registrations may subject them to fines and other legal or administrative sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. Moreover, the State Administration of Taxation of the PRC has also issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted share unites will be subject to PRC individual income tax. If our employees fail to comply with the relevant laws and regulations, we may potentially face sanctions imposed by the tax authorities or other PRC government authorities.
It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore or China.
We are incorporated under the laws of Singapore and certain of our officers and directors are or will be residents outside of the United States. Although we are incorporated outside of the United States, we have agreed to accept service of process in the United States through our agent designated for that specific purpose.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. In making a determination as to enforceability of a foreign judgment, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive on the merits of the case, given by a court of law of competent jurisdiction over the parties subject to such judgment, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable as a debt in Singapore unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our directors and officers. The Singapore courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws, and it is uncertain as to whether a judgment of the courts of the United States awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be conclusively made by a Singapore court in a reported decision. Accordingly, it may be difficult for investors to enforce judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States against us, our directors or our officers in Singapore.
Similarly, certain of our directors or officers are PRC citizens that reside within China for a significant portion of the time. Because our controlling shareholder has substantial power to determine the composition of our board and management team, it is possible that the proportion of our directors and officers who are citizens and/or residents of the PRC will increase.

There is substantial uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. Furthermore, class action lawsuits, which are available in the U.S. for investors to seek remedies, are generally uncommon in China.
ITEM 4. INFORMATION ON THE COMPANY
4.A. HISTORY AND DEVELOPMENT OF THE COMPANY
General Corporate Information
We are incorporated under the laws of Singapore in accordance with the Singapore Companies Act. We were formed by SunPower in connection with our separation from SunPower, for an unlimited duration, effective as of the date of our incorporation with ACRA on October 11, 2019. We were converted to a public company on the Distribution Date under the Singapore Companies Act under the name of “Maxeon Solar Technologies, Ltd.” by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares of Maxeon to holders of record of SunPower’s ordinary shares as of the close of business on August 17, 2020. As of the Distribution Date, Maxeon became an independent, public company and the Maxeon shares started trading on the NASDAQ Global Select Market under the symbol “MAXN”.
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
General Development of Business
In fiscal year 2024, the Company entered into several financing transactions with TZE and other investors that resulted in TZE becoming our controlling shareholder on August 30, 2024. These primarily include: (1) the issuance and sale of $25 million principal amount of 7.50% Convertible First Lien Senior Secured Notes due 2027 on May 31, 2024, which was subsequently exchanged for $25 million in principal amount of the 9.00% Convertible First Lien Senior Secured Notes due 2029; (2) the issuance and sale of approximately $139 million principal amount of Tranche A Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028, approximately $65 million principal amount of Tranche B Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028, and 9,925,000 warrants in exchange for the majority of our then-outstanding Green Convertible Notes; (3) the issuance and sale of $97.5 million principal amount of 9.00% Convertible First Lien Senior Secured Notes due 2029 on June 20, 2024; and (4) the issuance and sale on August 30, 2024 of approximately 82,919 ordinary shares to TZE for an aggregate purchase price of approximately $100.0 million pursuant to the Forward Purchase Agreement. For more information regarding the financing transactions, please see “Item 7.B. Related Party Transactions.”
On August 29, 2024, the Company’s shareholders approved a 1-for-100 reverse share split (the “Reverse Share Split”) at the Company’s annual general meeting. The Reverse Share Split became effective on October 8, 2024 and the Company’s ordinary shares began trading on a split-adjusted basis on October 9, 2024. As a result of the Reverse Share Split, every 100 ordinary shares of the Company held as of October 8, 2024 were automatically combined into one ordinary share. The Reverse Share Split had the effect of reducing the number of outstanding ordinary shares from 1,529 million ordinary shares to approximately 15 million ordinary shares as of the date of the Reverse Share Split. No fractional shares were created or issued as a result of the Reverse Share Split, and all fractional shares to which holders of the existing outstanding shares would have otherwise been entitled to were aggregated and sold, with the proceeds distributed on a pro rata basis to such holders. The Reverse Share Split affected all holders of ordinary shares uniformly, with no resulting changes in percentage ownership or proportionate voting rights, and the Company’s outstanding warrants, convertible notes, and equity-based awards were proportionately adjusted to reflect the occurrence of the Reverse Share Split. Post-split, the ordinary shares continue to trade on the Nasdaq Global Select Market under the trading symbol “MAXN” under a new CUSIP number: Y58473128. The purpose of the Reverse Share Split was to meet the minimum $1.00 per ordinary share bid requirement for continued listing on The Nasdaq Global Select Market.

On November 26, 2024, the Company announced a broad strategic restructuring of the Company’s business portfolio intended to focus the Company exclusively on the sales to the U.S. market. Accordingly, the Company also announced that it had executed a five-year lease for an existing manufacturing facility with capacity of up to 2 GW in Albuquerque, New Mexico. The Company plans to begin solar panel production at the Albuquerque facility in 2026. In furtherance of the restructuring effort, the Company also announced on November 26, 2024 that it had entered into two term sheets with affiliates of TZE, our controlling shareholder, for the purpose of divesting the Company’s “rest-of-the-world” distributed generation business through the sale of 100% of the equity interests in certain direct and non-direct non-U.S. subsidiaries of the Company to TZE as well as for the purpose of divesting he Company’s equity interest in SunPower Philippines Manufacturing Ltd (“SPML”). The sale of SPML was completed on February 28, 2025 and the sale of the Company’s “rest-of-the-world” distributed generation business was completed on March 31, 2025. For more information, see “Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other Events.”
In late March 2025, U.S. Customs & Border Protection informed us that it denied our protests on certain detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panels resulting in their continued exclusion. We have commenced a legal action to contest CBP’s decision at the U.S. Court of International Trade, demonstrating that our legacy supply chains are fully compliant with the Uyghur Forced Labor Prevention Act. For additional information, see Item 3.D.“Risk Factors—Risks Related to the Maxeon Business—Our Maxeon 3, Maxeon 6 and Performance 6 solar panels continue to be detained and denied entry by U.S. Customs and Border Protection and these detentions, unless resolved, will continue to significantly and adversely affect our business, revenues, margins, results of operations and cash flows.”
Principal Capital Expenditures
Our capital expenditures amounted to $52.1 million, $67.5 million and $63.3 million during fiscal years 2024, 2023 and 2022, respectively, primarily consisting of expenditures related to the expansion of our solar cell manufacturing and assembly capacity as well as our technology conversions. Our manufacturing and assembly activities have required and will continue to require significant investment of capital and substantial engineering expenditures. Our capital expenditures, which are subject to obtaining necessary Board approval, are expected to be funded with cash from operations, financing, or other available sources of liquidity. We expect total capital expenditures ranging from $7 million to $11 million in fiscal year 2025. As of December 31, 2024, we had $4.4 million of capital commitments. The capital expenditures mainly relate to our planned investments in our next generation Maxeon 8 technology and certain preparatory activities for our planned multi-GW factory in the United States.
Significant Acquisitions, Dispositions and other Events
In November 13, 2024, we executed a five-year lease for an existing manufacturing facility with capacity of up to 2 GW in Albuquerque, New Mexico. On March 28, 2025, we entered into an amendment to the lease to revise the timeline for certain owner-completed construction activities, some of which are now underway. We plan to begin solar panel production at the Albuquerque facility in 2026. For more information, see “Item 4.D. Property, Plants and Equipment—Major Facilities.”
On April 26, 2024, the Company, through its subsidiary, SunPower Manufacturing Corporation Limited, entered into an equity transfer agreement with Zhonghuan Hong Kong Holding Limited, a subsidiary of TZE, Maxeon’s largest shareholder, for the sale of all of the Company’s minority interest (approximately 16.27%) in HSPV, a joint venture established by SunPower Corporation, TZE and other former partner in 2016. Alongside with the divestiture, the Company also entered with HSPV and its affiliates a few agreements on the same date. Refer to “Note 10. Equity Investments” for more details.
Following the signing of a partially binding term sheet in November of 2024 to divest the Company’s Philippines operations, on January 26, 2025, SPML, SunPower Technology Ltd., a subsidiary of the Company (“SPT”), and Lumetech Pte. Ltd., a subsidiary of TZE, entered into a sale and purchase agreement (the “SPML SPA”), related to the sale by SPT of its 100% ownership interest in SPML to Lumetech Pte. Ltd.. In connection with the SPML SPA, SPT and Lumetech Pte. Ltd. also agreed to the sale of certain specifically identified assets and liabilities associated with the business activities within the country of the Philippines that were held by Maxeon or its subsidiaries other than SPML (the “SPML Target Assets”) pursuant to a procurement agency agreement entered into by Maxeon and Lumetech Pte. Ltd. on the closing date of the SPML SPA.
The transactions contemplated under the SPML SPA were consummated on February 28, 2025 (the “SPML Closing”). In connection with the SPML Closing, we entered into certain ancillary agreements with TZE or its affiliates, including: (i) a procurement agency agreement selling certain specifically identified assets and liabilities associated with the business activities within the country of the Philippines that are held by Maxeon or its subsidiaries, (ii) a transitional services agreement (the “SPML Transitional Services Agreement”) providing for certain shared services for one year following the closing, and (iii) a bilateral development services agreement (the “Bilateral Development Services Agreement”) providing for the respective affiliates of the Company and TZE to further the development of Maxeon 8 Technology.
The SPML Transitional Services Agreement mutually provides that each party shall, in its capacity as a recipient of services, own all rights in any intellectual property that are created by the other party in its capacity as the provider of services to the extent such intellectual property arises from the delivery services under the agreement or the service recipient’s confidential information or property. Under the Bilateral Development Services Agreement, TZE will be responsible for all labor costs incurred in the Philippines and 50% of the operating cost of research and development activities in the U.S. and the Philippines, and Maxeon Solar Pte. Ltd. will be responsible for all labor costs incurred in the U.S. and 50% of the operating cost of research and development activities in the U.S. and the Philippines. The Bilateral Development Services Agreement has an initial term of two years and will automatically renew for successive one-year terms until either party thereto provides notice of non-renewal.
Following the signing of a partially binding term sheet in November of 2024 related to the sale of the “Rest-of-the-world” distributed generation business, on February 18, 2025,the Company entered into a sale and purchase agreement (the “Rest-of-the-world SPA”) for the sale to Lumetech B.V. and TCL Sunpower International Pte. Ltd. (each, a subsidiary of TZE) contemplating (i) the sale of 100% of the equity interests in the Company’s direct and indirect non-U.S. subsidiaries organized under the laws of Malta, the United Kingdom, Israel, Italy, Germany, the Netherlands, Spain, Mexico, Belgium, Australia, Chile, Korea, France, Brazil, Venezuela, South Africa, and Japan, (ii) entering into a trademark assignment agreement (the “Trademark Assignment Agreement”) providing for the assignment of certain trademarks associated with the disposed assets, (iii) entering into an asset transfer agreement (the “Asset Transfer Agreement”) providing for the transfer of certain assets, inventories, contracts, accounts payable and other debts and amounts owing by the relevant subsidiary transferor, and (iv) a transitional service agreement (the “Rest-of-the-world Transitional Services Agreement”) providing for certain mutual shared services. The transactions contemplated by the Rest-of-the-world SPA were consummated on March 31, 2025 (the “Rest-of-the-world Closing Date”).
Pursuant to the Trademark Assignment Agreement entered into among TCL SunPower (the “Assignee”) and Maxeon Solar Pte. Ltd., an affiliate of Maxeon organized under the laws of Singapore (“MSPL” or the “Assignor”) on March 31, 2025, the Assignee acquired all of the Assignor’s right, title and interest, in certain trademarks, and the Assignor assigned all such right, title and interest in and to the trademarks to the Assignee. The trademarks subject to the Trademark Assignment Agreement relate to trademark registrations and applications for “SunPower” in all jurisdictions excluding the United States.
The Asset Transfer Agreement among Maxeon, together with three of its direct and indirect subsidiaries, (Maxeon and each of the three subsidiaries, collectively, the “Transferors”), SunPower Corporation Australia Pty Limited (SPWCA”), SunPower Energy Solutions France SAS (“SPWESF”) and Maxeon Solar Products Mexico

S.DE R.L. DE C.V. (“MXNSP” and together with SPWCA and SPWESF, each presently a Maxeon subsidiary and collectively, the “Transferees”), provides for the Transferors to sell, assign and transfer, and for the Transferees to purchase, acquire and assume, certain assets, inventories, contracts, accounts payable and other debts and amounts owing by the relevant Transferor as specified in the Asset Transfer Agreement (these assets, inventories, contracts and assumed liabilities, collectively, the “Transferred Items”). In addition, on the Rest-of-the-world Closing Date, the Transferees discharged in full all the obligations imposed upon the Transferors in certain product warranties granted by Maxeon in respect of certain of the Transferred Items distributed outside of the United States (the “Warranties”), including servicing the warranty holders. The Transferees became fully responsible for all Warranty claims arising from or relating to the Warranties following the closing. The aggregate consideration for the sale of the Transferred Items was approximately USD $15 million and formed part of the total consideration under the Rest-of-the-world SPA.
The Rest-of-the-world Transitional Services Agreement has a term of one year and provides for the mutual provision of certain shared services from the Rest-of-the-world Closing Date, as well as the services of certain Swiss employees of SunPower Systems SARL, who provided certain transitional services for the benefit of Lumetech B.V. for a period of four weeks following the closing.
In late March 2025, U.S. Customs & Border Protection informed us that it denied our protests on certain detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panels resulting in their continued exclusion from the U.S. For additional information, see Item 3.D.“Risk Factors—Risks Related to the Maxeon Business—Our Maxeon 3, Maxeon 6 and Performance 6 solar panels continue to be detained and denied entry by U.S. Customs and Border Protection and these detentions, unless resolved, will continue to significantly and adversely affect our business, revenues, margins, results of operations and cash flows.”
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
4.B. BUSINESS OVERVIEW
Overview
Maxeon is one of the world’s leading marketers of premium solar power technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels across six continents. Headquartered in Singapore, we are strategically restructuring our business portfolio and geographic market focus to concentrate exclusively on the U.S. market.
Our Markets
Solar has become one of the fastest growing renewable energy sources over the last few decades. According to reports from S&P Global and Wood Mackenzie dated December 2024, through effective investments and projects, the solar market has achieved more than 2,170 GW of global installed capacity as of 2024, representing a compound annual growth rate of 29% since 2014.
As solar technology has developed, manufacturing costs have declined and performance has improved. Today, solar power, together with enhanced balance of system technology, has among the lowest levelized cost of energy (“LCOE”) of all major energy sources.
In the long term, market growth is expected to continue and even accelerate. According to the May 2024 New Energy Outlook report by BloombergNEF, by 2050, solar technology is expected to represent from 19% (economic transition scenario) to 22% (net zero scenario) of global electricity generation, with a balanced distribution among key regions worldwide—a significant increase compared to its current penetration of approximately 4% of global generation.
We believe the following factors have driven and will continue to drive demand in the global solar power industry, including demand for our products:
•solar generation costs have fallen to the point where solar power is one of the lowest-cost electricity sources on an LCOE basis in certain regions and represents a significant portion of projected electricity capacity in the United States in the next 10 to 15 years;
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
•structural limitations for fossil fuel supply and issues around energy security increasing the long-term demand for alternative sources of energy; and
•significant secular increase in electricity demand.
Our Business
We are one of the world’s leading marketers of premium solar technology. We have developed and maintained this leadership position through decades of technological innovation and investment, in addition to the development of sales and distribution channels supplying customers in more than 100 countries on six continents. We own solar cell and panel manufacturing facilities located in Malaysia and Mexico. As part of our broader effort to establish U.S. domestic manufacturing, and due to broader macroeconomic factors, including but not limited to U.S. trade and tariff policy that have made it economically impractical to continue such operations, we are evaluating different options with respect to these facilities which may include the repurposing or sale of our facility in Malaysia and a permanent shutdown of our facilities in Mexico. During fiscal year 2024, 63.0% of our revenue was attributable to the United States, 26.5% to EMEA, 9.2% to Asia Pacific and 1.3% to other markets. We are in the process of restructuring our business portfolio and geographic market focus to concentrate exclusively on the U.S. market.
Our primary products are the Maxeon line of IBC solar cells and panels, and the Performance line of shingled solar cells and panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the residential distributed generation (which we refer to as “DG”) markets as well. During fiscal year 2024, 72.8% of our revenue was attributable to products in our Maxeon line and the other 27.2% was attributable to products in our Performance line. 50.2% of our revenue was attributable to DG applications and 49.8% attributable to power plant applications.
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
Since 2020, we introduced an alternating current (“AC”) version of our Maxeon product to the international marketplace. These modules combine a microinverter with the module to create an integrated unit that is ready to connect to the low voltage power grid. These “AC modules” provide significant installation and energy production advantages versus traditional systems and allow us to capture an additional portion of the value of a solar installation. In 2021, we introduced an AC version of our Performance line to compliment the AC version of our Maxeon line. Since the introduction, there has been increasing demand for these AC modules.
We previously manufactured our high efficiency bifacial Performance line solar panels for the United States large-scale commercial and utility-scale power plant markets through conversion of our Malaysia and Mexico facilities in fiscal year 2022. We are evaluating different options with respect to these facilities, which may include the repurposing or sale of our facility in Malaysia and a permanent shutdown of our facilities in Mexico. Given new tariffs and trade barriers applicable to our legacy cell and module manufacturing facilities, we are establishing alternative manufacturing and supply chains. We are also continuing the development of our Albuquerque-based manufacturing facility and have completed early design and layout activities for its initial phase manufacturing. Our plan to develop a U.S. based manufacturing facility is contingent on us securing the necessary funding and other factors beyond our control. The Albuquerque facility is intended to incorporate next-generation technology developed by our Silicon Valley-based R&D team. We continue to prioritize development of our Albuquerque facility as well as identifying additional domestic component vendors to help support diversified manufacturing operations.
In late March 2025, U.S. Customs & Border Protection (“CBP”) informed us that it denied our protests on certain detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panels resulting in their continued exclusion. We have commenced a legal action to contest CBP’s decision at the U.S. Court of International Trade, demonstrating that our legacy supply chains are fully compliant with the Uyghur Forced Labor Prevention Act (“UFLPA”). While CBP’s decision implies that future imports of the same products with identical supply chain traceability documentation would likely be denied entry, CBP’s decision does not prevent us from making future imports of the same or different solar products with modified supply chain traceability documentation, as each shipment is evaluated independently. As mentioned above, given new tariffs and trade barriers applicable to Maxeon’s legacy cell and module manufacturing facilities, we are establishing alternative manufacturing and supply chains. These alternative manufacturing facilities and supply chains are not impacted by the CBP decision. For additional information, please see Item 3.D. “Risk Factors—Risks Related to the Maxeon Business—Our Maxeon 3, Maxeon 6 and Performance 6 solar panels continue to be detained and denied entry by U.S. Customs and Border Protection and these detentions, unless resolved, will continue to significantly and adversely affect our business, revenues, margins, results of operations and cash flows.”
As of March 31, 2025, we have unfulfilled bookings to supply our Performance line solar panels for the United States large-scale commercial and utility-scale power plant markets of 1.2 GW and we are in close discussion with the customers on the resolution of these contracts as a result of the denial of our protests by the CBP. In addition, one of our customers has the option, secured with a deposit, to purchase an additional 1.5 GW through 2027.

Our Strengths
We believe the following strengths of our business distinguish us from our competitors, enhance our leadership position in our industry and position us to capitalize on the expected continued growth in our market:
•Leading provider of premium solar technology. Our established leadership position in solar technology is grounded with 40 years of experience. Over that time, our solar technology has been awarded over 2,000 patents. We have also made substantial investments in research and development, having invested approximately $676 million since 2007 which is more than any other crystalline panel manufacturer. Together, these factors have allowed us to create differentiated products which have maintained approximately 20% relative lifetime energy density advantage over the industry average solar panel efficiency since 2012.
•Well-positioned to capture growth in the U.S. Market. We believe solar growth will be driven by strong expansion in both DG and power plant applications in the U.S. market. We have strong preexisting power plant customer relationships. We also believe that our technology, with superior efficiency and lower degradation rates, provides significant advantages to customers in the DG markets.
•Unique cutting-edge innovative technology and unmatched investment in research and development, translating into next-generation leading products. Our Maxeon 3 and Maxeon 6 panels have among the highest rated efficiencies of panels currently in commercial production. We also believe that our current technology stands apart from the competition on every meaningful performance metric, including efficiency, energy yield, reliability and aesthetics. Additionally, our Performance line shingled cell technology delivers up to 5% more energy compared to conventional panels, allowing us to achieve a diverse sales base across both DG and the utility power plant markets. Our superior technology has been key to our leadership position. Through efficient, disciplined and business-oriented investments, we were able to develop patent-protected technology which we expect to leverage in our next-generation products. Our next generation panels are expected to achieve an even higher efficiency while allowing for reduced costs given their significantly simplified manufacturing process. We expect this next-generation solar panel to achieve superior performance at reduced costs, unlocking mass market adoption and commercialization through multiple pathways.
•Strategic partnerships with top tier companies worldwide. We seek to have strategic partnerships across the business chain, as exemplified by our relationship with TZE, which provides valuable connections in Asia’s supply chain and distribution channels, as well as research and development collaboration pushing the technological frontier.
•Experienced management team. We have a strong and experienced management team with significant experience in the solar and semiconductor sectors complemented by expertise in technology and product innovation.
Our Strategy
Maxeon is strategically restructuring its business portfolio and geographic market focus to effectively leverage our opportunity to innovate new technologies that can lead the industry. By focusing exclusively on the U.S. market, where our market presence and planned local manufacturing footprint can create a strong platform to drive success, we can best meet the solar energy needs of the growing U.S. residential, commercial, and utility power plant markets. Maxeon is transforming its business by strengthening supply chain versatility and resilience, streamlining operations, increasing efficiency, and reducing costs, enabling the Company to effectively and efficiently deliver our premium Back Contact technology, which analysts believe will be the next key technology node for the solar industry. Our primary focus includes:

•Addressing the United States solar market with our cutting edge products. We are strategically restructuring our business portfolio and geographic market focus to concentrate exclusively on the U.S.

market, where our existing presence and planned onshore manufacturing can create a strong platform to drive growth and success.

•Development and Commercialization of our next generation technology. We (and our predecessor company SunPower) have developed a series of innovative IBC product technologies over the past 20 years. We believe that future technologies based on this innovative new cell architecture will offer higher performance levels than our current IBC products. We have entered into a Bilateral Development Services Agreement with an affiliate of TZE to collaborate on the development and commercialization of our next generation Maxeon 8 solar cell technologies.
•Establishing alternative manufacturing and supply chains. In the first half of 2024, we benefited from our strategic partner TZE’s knowledge of and access to the upstream supply markets and distribution channels in Asia and we leveraged access to TZE’s silicon wafers for our Performance line technologies. Given new tariffs and trade barriers applicable to Maxeon’s legacy cell and module manufacturing facilities, we are establishing alternative manufacturing and supply chains. In connection with our plan to develop a U.S. based manufacturing facility, contingent on us securing the necessary funding and other factors beyond our control, we are identifying additional domestic component vendors in the U.S. to help support diversified manufacturing operations.
•Strategic Partnerships and Collaborations. As part of the strategic restructuring of our business and geographic market focus, we intend to pursue further strategic partnerships and collaborations in connection with our plans to develop U.S. based manufacturing as well as our efforts to establish alternative manufacturing and supply chains.
•Expanding our manufacturing footprint into the United States. We have announced plans to build a multi-GW factory in the United States, contingent upon us securing the necessary funding and other factors beyond our control.

Our Industry
The solar power industry manufactures and deploys solar panels and systems across a range of end-use applications. With estimated 2024 annual shipment volumes of 545 GW according to Q4’24 PV Installations Tracker from S&P Global, solar power comprises the largest fraction of newly installed global electric power generation equipment. The two primary application segments are DG, mainly for residential and commercial rooftops systems, and utility-scale for large ground-mounted power generation systems. During 2024, total industry shipment volume mix was approximately 45% DG and 55% utility-scale according to Q4 ‘2024 PV Installations Tracker from S&P Global compiled on December 4, 2024.
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

The innovation behind Maxeon panels is protected by patents globally covering cell and panel design, as well as key manufacturing tools and processes. Maxeon panels feature a unique ribbon-less back-contact cell structure utilizing a metal foundation that minimizes the impact of climatic stresses as well as shading and cell cracks. Through this, Maxeon panels produce up to 30% more energy under shaded conditions from the same footprint as standard panels over their first 25 years and are not reliant on a bypass diode in the junction box to prevent hotspots – the cells are intrinsically resistant to the formation of hotspots. When Maxeon back-contact cells are cracked from impacts, the metal foundation maintains electrical connections to any broken sections, maintaining module power. The lower risk is conveyed to our customers through a leading panel warranty which, unlike most conventional warranties, is based on actual field-testing data. The power warranty guarantees no more than 0.25% per year power drop – the lowest rate in the solar industry. Field data shows that only 0.005% or 1 in 20,000 Maxeon panels have been returned under warranty for fiscal year 2024.
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
Performance line solar panels were produced by HSPV, an Yixing, China based company which is our former joint venture with TZE. On April 26, 2024, we entered into an equity transfer agreement to sell our 16.3% equity stake the joint venture to TZE. HSPV currently has a capacity to supply approximately 18 GW per year of Performance line solar panels. On April 26, 2024, we entered into a new master supply agreement (the “2024 HSPV Master Supply Agreement”), pursuant to which HSPV and its affiliates would exclusively supply us with rooftop size Performance line solar modules that meet certain criteria. Following the sale of our “rest-of-world” distributed generation business, we are currently not purchasing any Performance line solar modules from HSPV.
We previously delivered Performance line solar panels from our facility in Mexico. As part of our broader effort to establish U.S. domestic manufacturing, and due to broader macroeconomic factors, including but not limited to U.S. trade and tariff policy that have made it economically impractical to continue such operations, we are evaluating different options with respect to these facilities which may include the permanent shutdown of our facilities in Mexico.
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
Principal Markets
During fiscal year 2024, 63.0% of our revenue was attributable to North America, 26.5% to EMEA, 9.2% to Asia Pacific and 1.3% to other markets. On November 26, 2024, we announced a broad strategic restructuring of the Company’s business portfolio intended to focus our company exclusively on the sales to the U.S. market.
The Maxeon line, which includes our Maxeon 3, Maxeon 6 and will include, our next-generation Maxeon 8 solar panels (which are currently under development), is primarily targeted at residential and commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the DG markets as well.
Please see “Item 5.A. Operating Results—Trends and Uncertainties” for trends and uncertainties information.
Research and Development
We engage in extensive research and development efforts to improve solar cell efficiency and solar panel performance through the enhancement of our existing products, development of new techniques, and reductions in manufacturing cost and complexity. Our research and development group works closely with our manufacturing facilities, equipment suppliers and customers to improve solar cell design and to lower solar cell, solar panel and system product manufacturing and assembly costs. As part of our ongoing cost reduction initiatives, the Company has ceased the research and development function in Singapore in fiscal year 2024 and consolidated the related research and development work to a lab that we established in Silicon Valley in 2022.
In addition, we work closely with our current and potential suppliers of crystalline silicon, a key raw material used in the manufacture of solar cells, to develop specifications that meet our standards and ensure high quality while at the same time controlling costs.
We collaborate with TZE on the research and development of Max 8 technologies pursuant to the Bilateral Development Services Agreement dated February 28, 2025, leveraging personnel and resources in both the Philippines and the United States, to further advance the technology.

Manufacturing and Supplies
Manufacturing

In 2024, we operated solar cell manufacturing facilities in the Philippines and Malaysia and solar module assembly facilities in Mexico. In connection with a broad strategic restructuring of our business portfolio intended to focus our company exclusively on sales to the U.S. market, we divested our manufacturing facility in the Philippines through the sale of 100% of our equity interest in SunPower Philippines Manufacturing Ltd to an affiliate of TZE, our controlling shareholder. As part of our broader effort to establish U.S. domestic manufacturing, and due to broader macroeconomic factors, including but not limited to U.S. trade and tariff policy that have made it economically impractical to continue such operations, we are evaluating different options with respect to these facilities which may include the repurposing or sale of our facility in Malaysia and a permanent shutdown of our facilities in Mexico. Given new tariffs and trade barriers applicable to our legacy cell and module manufacturing facilities, we are in the process of establishing alternative manufacturing and supply chains.

In November 13, 2024, we executed a five-year lease for an existing manufacturing facility with capacity of up to 2 GW in Albuquerque, New Mexico. We plan to begin solar panel production at the Albuquerque facility in 2026. We are continuing the development of our Albuquerque-based manufacturing facility and have completed early design and layout activities for its initial phase manufacturing. Our plan to develop a U.S. based manufacturing facility is contingent on us securing the necessary funding and other factors beyond our control. The Albuquerque facility is intended to incorporate next-generation technology developed by our Silicon Valley-based R&D team. We continue to prioritize development of our Albuquerque facility as well as identifying additional domestic component vendors to establish a supply chain for our planned U.S. manufacturing operations.
Supplies
Prior to the current strategic restructuring of our business, we previously sourced the materials and components for our solar cells and panels both internally and from third-party suppliers based on quality, performance, and cost considerations. We typically assembled proprietary components, while we purchased generally available components from third-party suppliers. In a few cases, proprietary components were only available from a sole supplier. We also purchased a portion of our Performance line solar panels from HSPV. On April 26, 2024, we entered into the 2024 HSPV Master Supply Agreement, pursuant to which HSPV and its affiliates would exclusively supply us with rooftop size Performance line solar modules that meet certain criteria. We formerly also purchased G12 wafers from TZE HK, a subsidiary of TZE. Following the sale of our “Rest-of-world” distributed generation business, we are currently not purchasing any Performance line solar modules from HSPV.
As of December 31, 2024, we do not have any future purchase obligations under our long-term fixed supply agreements for silicon wafers. See “Note 9. Commitments and Contingencies” for outstanding future purchase commitments.
Given new tariffs and trade barriers applicable to Maxeon’s legacy cell and module manufacturing facilities, the Company is establishing alternative manufacturing and supply chains. In connection with its plans to develop U.S. based manufacturing, contingent on the necessary funding and other factors beyond its control, we are also identifying additional domestic component vendors and intend to pursue further strategic partnerships and collaborations in connection with our plans to develop a U.S.-based supply chain and manufacturing operations. We will continue to comply with UFLPA and demonstrate best in class ESG practices and maintaining the highest standards of transparency. We are recognized as an industry-leading, ethical solar company and we have taken and will continue to take extraordinary measures to ensure a clean and traceable supply chain, free from forced labor.
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

We own multiple patents and patent applications that cover aspects of the technology in the solar cells and panels that we currently manufacture and market. We continue to file for and receive new patent rights on a regular basis. The lifetime of a utility patent typically extends for 20 years from the date of filing with the relevant government authority. We assess appropriate opportunities for patent protection of those aspects of our technology, designs, methodologies, and processes that we believe provide significant competitive advantages to us, and for licensing opportunities of new technologies relevant to our business. As of December 31, 2024, we held 2,007 patents and 328 pending patent applications across all jurisdictions including the United States. While patents are an important element of our intellectual property strategy, our business as a whole is not dependent on any one patent or any single pending patent application. We additionally rely on trade secret rights to protect our proprietary information and know-how. We employ proprietary processes and customized equipment in our manufacturing facilities. We therefore require employees and consultants to enter into confidentiality agreements to protect them.
We collaborate with TZE on the research and development of Maxeon 8 Technology pursuant to a Bilateral Development Services Agreement dated February 28, 2025 that we have entered into with TZE. Under the terms of the Bilateral Development Services Agreement, a joint, co-chaired joint management committee (“Management Committee”) is responsible for the strategic alignment and direction with respect to the collaboration. To the extent that new intellectual property is developed by either party during the course of the collaboration, such intellectual property will be jointly owned by both parties in equal share and utilized pursuant to the terms of the Bilateral Development Services Agreement, except as otherwise agreed to in writing by both parties. The parties will work together with any third party interested in utilizing certain assets and the newly developed intellectual property to manufacture Maxeon 7 & Maxeon 8 Technology products or products based on or similar products and achieve reasonable and sustainable arrangements on joint ventures, intellectual property licensing and/or global distributions with such third party. The Bilateral Development Services Agreement has a term of two (2) years from February 28, 2025. For a period of 24 months after termination thereof, the parties will consult with one another on any invention or other achievements conceived or reduced to practice during the term of this agreement to ensure all developed intellectual property is properly documented and, if suitable, corresponding patent applications are filed, pursuant to which both parties will enjoy the same rights, interest and income generated therefrom. For further details of the Bilateral Development Services Agreement, see “Item 7.B. Related Party Transactions - Agreements with TZE - Agreements with TZE Relating to the Sale of Certain Non-U.S. Assets and Subsidiaries”.
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
If we are able to successfully restructure our business as described herein, we believe that we can compete favorably with respect to each of these elements, although we may be at a disadvantage in comparison to larger companies with broader product lines, greater technical service and support capabilities, and financial resources.
Seasonality
See “Item 5.A. Operating Results” for more details regarding the seasonality of our businesses.
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
Legal Proceedings
We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. For more information regarding legal proceedings involving the Company, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
4.C. ORGANIZATIONAL STRUCTURE
Organizational Structure
Following the Spin-off, we became a separate, standalone company independent of SunPower. SunPower does not retain any ownership interest in us. See “Item 4.A. History and Development of the Company” for additional information.
The Company underwent a series of restructuring transactions in fiscal year 2024 that resulted in TZE, through its subsidiary TZE SG (as defined herein), becoming our controlling shareholder on August 30, 2024. TZE is an affiliate of TCL Technology Group (“TCL”), a China-based diversified global technology leader in display and solar-grade green silicon materials, TCL is also a renowned worldwide brand in consumer electronics and smart sustainable homes. TCL holds an aggregate indirect and direct shareholding interest in TZE of 29.91% as of December 31, 2024. For additional information about our transactions and affiliation with TZE, see “Item 7.B. Related Party
Transactions.”

Following the November 26, 2024 announcement of a broad strategic restructuring of the Company’s business portfolio intended to focus the Company exclusively on sales to the U.S. market, on February 28, 2025, and March 31, 2025, the Company completed two transactions pursuant to which the Company divested its operations in the country of the Philippines and the sale of the “rest-of-the-world” distributed generation business. For more information regarding these transactions, see “Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other Events.”
Significant Subsidiaries
Below is a list of our significant subsidiaries as of December 31, 2024:

Name	Country of Incorporation	% of Equity Interest
Maxeon Solar Pte. Ltd	Singapore	100
SunPower Malaysia Manufacturing Sdn. Bhd.	Malaysia	100
SunPower Systems Sarl	Switzerland	100
SunPower Energy Solutions France SAS.(1)	France	100
SunPower Philippines Manufacturing Ltd.(1)	Cayman Islands	100

(1) On February 2025, 100% of the Company’s equity interest in SunPower Philippines Manufacturing Ltd. and SunPower Energy Solutions France SAS was acquired by subsidiaries of TZE, our controlling shareholder. See “Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other Events” for additional information.
ITEM 4.A. UNRESOLVED STAFF COMMENTS
Not Applicable.
4.D. PROPERTY, PLANTS AND EQUIPMENT
Our corporate headquarters is located in Singapore. The principal office for our international operations, which is also our registered office, is located in Singapore.
For a description of our manufacturing facilities and recent divestitures and closures thereof, see “Item 4.B.
Manufacturing and Supplies—Manufacturing.”
Major Facilities
The following table sets forth our most significant facilities as of December 31, 2024:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
France(1)	27,000	Owned	NA	Global support office
Malaysia(2)	883,000	Owned	NA	Solar cell manufacturing and module assembly facility
Mexico(2)	186,000	Leased	2027	Solar module assembly facility
Mexico(2)	320,000	Leased	2026	Solar module assembly facility
Mexico	124,000	Leased	2027	Storage facility
Mexico	222,612	Leased	2032	Storage facility
Philippines(3)	641,000	Owned	NA	Former solar cell manufacturing facility
Philippines(3)	118,000	Owned	NA	Former solar module assembly facility
Philippines(3)	163,000	Leased	2024	Solar cell manufacturing support and storage facility
Philippines(3)	389,000	Owned	NA	Solar cell manufacturing facility
Philippines(3)	65,000	Owned	NA	Global support offices
Singapore(4)	37,000	Leased	2025	Global support offices and research and development facility
Singapore	8,500	Leased	2029	Global headquarters office
United States	60,500	Leased	2027	Executive office and research and development facility
United States	505,388	Leased	2029	Solar module assembly facility
(1)    This is no longer one of our facilities. On March 31, 2025, the Company’s “rest-of-the-world” direct generation business was acquired by a subsidiary of TZE, our controlling shareholder. See “Item 4.A.
History and Development of the Company— Significant Acquisitions, Dispositions and other Events” for additional information.

(2) As part of our broader effort to establish U.S. domestic manufacturing, and due to broader macroeconomic factors, including but not limited to U.S. trade and tariff policy that have made it economically impractical to continue such operations, we are evaluating different options with respect to these facilities which may include the repurposing or sale of our facility in Malaysia and a permanent shutdown of our facilities in Mexico.
(3) This is no longer one of our facilities. On February 28, 2025, 100% of the Company’s equity interest in certain non-U.S. subsidiaries of the Company was acquired by a subsidiary of TZE, our controlling shareholder. See

“Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other Events” for additional information.
(4) As part of our efforts to centralize the research and development function in the Silicon Valley, we have ceased the activities at this facility. Subsequent to December 31, 2024, we have found an independent party to take over the remaining lease of this premise.
In 2023, we had entered into a purchase agreement with MDS Investments LLC (“MDS”) for the purchase of approximately 160 acres of land in Albuquerque, New Mexico (the “New Mexico Agreement”) which we have since reassessed following our entry into a National Security Agreement with the Department of Defense, Department of Energy and Department of the Treasury as monitoring agencies on behalf of Committee on Foreign Investment in the United States, under which we agreed to comply with certain conditions, including certain notification and annual reporting requirements, as well as limitations on the acquisition of property interests. As of December 31, 2023, the Company has recorded $0.9 million relating to the deposits for the purchase of the Albuquerque land in “Other long-term assets” in our Consolidated Balance Sheets.    In November 2024, the Company and TZE entered into a National Security Agreement (“NSA”) with the Department of Defense, Department of Energy and Department of the Treasury as monitoring agencies on behalf of CFIUS, pursuant to which the Company is subject to compliance with certain conditions, including certain notification and annual reporting requirements, as well as limitations on the acquisition of property interests. Consequently, such deposit has been written off and recorded in “Other, net” in the Consolidated Statements of Operation.
On November 13, 2024, we have executed a five-year lease for an existing manufacturing facility with capacity of up to 2 GW in Albuquerque, New Mexico. On March 28, 2025, we entered into an amendment to the lease to revise the timeline for certain owner-completed construction activities, some of which are now underway. We plan to begin solar panel production at the Albuquerque facility in 2026. We are continuing the development of our Albuquerque-based manufacturing facility and have completed early design and layout activities for its initial phase manufacturing. Our plan to develop a U.S. based manufacturing facility, contingent on us securing the necessary funding and other factors beyond our control. The Albuquerque facility is intended to incorporate next-generation technology developed by our Silicon Valley-based R&D team. We continue to prioritize development of our Albuquerque facility as well as identifying additional domestic component vendors to help support diversified manufacturing operations.
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
Environmental, Social and Governance (“ESG”) Matters
We integrate core values of ESG into our business strategy to protect the environment, to add value to the business, manage risk and enhance our reputation. As a leader in the solar industry, we believe that setting a high standard for the entire solar industry is essential in protecting the environment and setting a high standard for the rights of workers. We intend to make a meaningful and positive impact on the environment, for the communities we serve, the energy industry, our stakeholders (including our workers) and beyond. Our sustainability approach is grounded in our purpose of Powering Positive Change. In 2025, we were honored to be ranked among the top 50 of the Corporate Knights Top 100 Most Sustainable Corporations 2024. Our ranking moved up from 44 to 22 globally and we ranked No. 1 in Singapore. We released our third Modern Slavery Statement, Circular Economy Policy and released our fourth annual Sustainability Report with new reporting climate-related risks and opportunities disclosures aligned to Task Force on Climate-related Financial Disclosures (“TCFD”), which is available on our website at https://www.maxeon.com/, prepared in accordance to the Global Reporting Initiative (“GRI”) Sustainability Reporting Standards, Core option, aligned to the Sustainability Accounting Standards Board (“SASB”), Singapore Exchange (“SGX”) Sustainability Reporting requirement, the United Nations Sustainable

Development Goals and TCFD. These reports are available on our website but the information contained in these reports on or accessible through our website does not form part of this annual report.
Our ESG strategy centers around three main pillars, namely environmental, social and governance, across 14 key material topics divided across each of these three pillars that were identified in an assessment conducted among our stakeholders.
Environmental
As a testament to our commitment to producing solar panels that are as sustainable as the energy they produce, our SunPower Maxeon solar panels have been Cradle to Cradle certified since 2014, and received the certified Silver designation for our Maxeon 3, Maxeon 6 and Maxeon 7 panels sold in the United States as X-Series, M-Series and A-Series, respectively. Our P-Series P6 and P7 panels were also certified as Cradle to Cradle at the Bronze level. These certifications are a globally recognized measure of product sustainability from the Cradle to Cradle Products Innovation Institute. To achieve the certification, products are assessed across five categories: material health, material reutilization, renewable energy and carbon management, water stewardship, and social fairness. The certification recognizes products that are creating a positive impact on the environment and society by promoting a circular economy through their design and manufacturing.
We also recognize the importance of reducing our operational carbon footprint and strive to lower our own energy consumption, greenhouse gas (“GHG”) emissions, water consumption and waste. The following are some examples of our environmental ESG efforts:
•Managing our carbon footprint: . We design our products with energy consumption and emissions in mind, as evidenced through our innovative next-generation Maxeon 7 IBC solar panel with a conversion rate of 24.1%. We are also committed to managing our carbon footprint throughout our value chain, working collaboratively with suppliers, distribution partners and customers to drive holistic results across the lifecycle of our products and our operations. For instance, our ‘Supplier Sustainability Guidelines’ which require our suppliers to actively work to reduce the consumption of natural resources, including material such as polysilicon, and include sustainability criteria to track such supplier’s environmental impact.
•Creating a circular economy: Through our environmental sustainability initiatives in energy, water and waste management, we seek to move from a linear economy to a circular economy approach across our operations and to support the efforts of our customers to do the same. In December 2023, our Singapore HQ office was awarded Leadership in Energy and Environmental Design (“LEED”) Gold certification. This certification recognized our commitment to align design and product decision with LEED standards, to demonstrate our commitment to sustainability through the selection, design and construction of our new office. Our circular economy practices are set forth in the document “Powering a Circular Economy: Sustainable Manufacturing & Recycling” which is available at corp.maxeon.com/esgpolicies.
Social
The safety and well-being of our employees is paramount. Occupational health and safety is embedded in our day-to-day operations, from the product design stage through the review stage. For 2024, we reported zero work related fatalities and a total recordable incident rate of 0.00.
We are committed to human rights and fair labor practices which we implement through various internal policies and processes. Our Global Human Rights Policy sets standards for our global business conduct related to human rights and labor for employees, suppliers and any other business partners. Likewise, our Conflicts Minerals Policy sets forth our policy of avoiding the use of conflict minerals.
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

Furthermore, we believe in inclusion in our workforce and the communities we serve as reflected in our zero-tolerance policy towards all forms of discrimination and harassment in the workplace, which is available on our hiring statement under our sustainability report which stipulates that employment decisions are made on merit. The information contained on or accessible through our website does not form part of this annual report.
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
We have established a governance structure to drive ESG strategies, initiatives and performance. Our ESG progress is supervised by our executive leadership team and further governed by our Nominating and Corporate Governance Committee, which consists of two independent directors and one director appointed by our controlling shareholder, TZE. As we strive towards remaining abreast of macro ESG trends, opportunities and risks, our Chief Legal & Sustainability Officer provides quarterly updates and presentations to the Committee on global ESG shifts, as well as our own ESG initiatives and progress. Maxeon has embedded sustainability into its company culture.
We also strive to maintain the integrity of our products and services. We have a Quality Policy which sets standards with regard to product quality and reliability. In addition to implementing comprehensive quality management systems, we provide our customers with a long-term warranty. Our research and development facilities are certified to internationally recognized standards, such as ISO 9001:2015 Quality Management System, ISO45001: 2018 Occupational Safety and Health Management System and ISO14001: 2015 Environmental Management System.
We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. As a result, we have established internal policies and standards that aid our operations in systematically identifying relevant hazards, assessing and mitigating risks and communicating risk information. These internal policies and standards are in place to ensure our operations comply with relevant environmental, health and safety laws and regulations. In addition,we conduct periodic audits of our operations. The potential risks we identify are integrated into our business planning, including investments in reducing safety and health risks to our associates and reducing our impact on the environment. We have also dedicated resources to monitor legislative and regulatory developments and emerging issues to anticipate future requirements and undertake policy advocacy when strategically relevant.
Reporting
A notable part of our commitment to sustainable development and operations is our commitment to transparent reporting of ESG performance indicators, as we recognize the importance of this information to investors, lenders and others in understanding how we assess sustainability information and evaluate risks and opportunities. We have published an annual sustainability report (the “Sustainability Report”) prepared in accordance to the GRI Sustainability Reporting Standards, Core option, aligned to the SASB, SGX Sustainability Reporting requirement and the United Nations SDGs, which includes our strategy, key performance indicators and achievements. We have also adopted the Task Force on Climate-Related Financial Disclosures (“TCFD”) standards to further our sustainability performance, promote transparency and acknowledge the climate-related impacts associated with our organisation and its business and began our TCFD reporting in 2022. Our historical sustainability reports are available on our website at https://www.maxeon.com/ under the heading “ESG and Sustainability”.
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
The discussion and analysis of the financial condition and results of operations of certain items for the fiscal year ended January 1, 2023, and year-to-year comparison between fiscal year ended December 31, 2023, and January 1, 2023, that are not included in this Form 20-F can be found in “Item 5. Operating And Financial Review And Prospects” of our Form 20-F for the fiscal year ended December 31, 2023 filed on May 30, 2024, which is incorporated by reference herein.

Overview
We manufacture and supply solar cells and panels, and have begun bundling adjacent products such as microinverters, to resellers and commercial and residential end customers. We sell our solar panels primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas. See “Note 5. Revenue from Contracts with Customers” to our consolidated financial statements.

During fiscal years 2024 and 2023, we had sales of $31.4 million and $206.0 million, respectively, to SunPower representing the sale of solar modules to SunPower pursuant to the 2022/2023 Supply Agreement. The 2022/2023 Supply Agreement, was amended on January 5, 2023 to increase minimum product volumes, update the pricing of IBC Modules for 2023 and extend exclusivity provisions that prohibit us from selling Maxeon 6 IBC Modules to anyone other than SunPower for use in the Domestic Territory until December 31, 2023. The pricing of our modules sold to SunPower was fixed for 2022 and 2023, based on the power output (in watts) of the IBC Module, but the pricing was updated to reflect current market trends. Additionally, either party had the right to terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties failed to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. On November 13, 2023, pursuant to the SunPower Settlement Agreement entered into between the Company and SunPower, the parties, amongst other matters, agreed to certain amended product orders and deliveries under the 2022/2023 Supply Agreement, which product deliveries took place in accordance with the volumes and schedule set out in the SunPower Settlement Agreement on a take-or-pay basis, at which time upon the performance of all related obligations thereunder, the 2022/2023 Supply Agreement would also terminate. The 2022/2023 Supply Agreement ended on December 31, 2023.
The Company and SunPower also previously entered into the 2024/2025 Supply Agreement for supply of certain volumes of Maxeon 6 IBC Modules to SunPower for use in residential installations in the Domestic Territory. However, the 2024/2025 Supply Agreement was terminated pursuant to the terms of SunPower Settlement Agreement.
Apart from the termination of the 2022/2023 Supply Agreement and 2024/2025 Supply Agreement in accordance with the terms of the SunPower Settlement Agreement, we have agreed with SunPower on our obligation related to certain warranty claims. On top of this, we have been released (i) from the obligation to supply certain of its products exclusively to SunPower since March 31, 2024, and (ii) from the non-circumvention obligations under the 2022/2023 Supply Agreement since January 1, 2024. The SunPower Settlement Agreement also contemplated the issuance of warrants to purchase shares of SunPower’s ordinary shares on January 1, 2024, which warrants will be exercisable in the period beginning 135 days from the warrant issuance date, through 2025, and the mutual release of claims arising from the SunPower Supply Agreements (each as defined under “Note 3. Transactions with SunPower and TotalEnergies.”), subject to the terms and conditions set forth in the SunPower Settlement Agreement. On August 5, 2024, SunPower filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. The warrants were rejected as part of the bankruptcy proceedings but limited impact is expected as any shares to be issued on exercise of the warrants have nominal value in light of SunPower’s bankruptcy filing. While we do not know how SunPower’s bankruptcy filing will ultimately affect the other terms of the SunPower Settlement Agreement, Maxeon’s delivery obligations under the SunPower Settlement Agreement have been satisfied.
For further information, see “Note 3. Transactions with SunPower and TotalEnergies” to our consolidated financial statements included elsewhere in this Form 20-F.
Basis of Presentation
Refer to “Note 1. Background and Basis of Presentation” to our consolidated financial statements included elsewhere in this Form 20-F for the basis of presentation.
Trends and Uncertainties
Demand

Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives that are based on tax credits, among other factors, that drive demand throughout the year. We have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year. Beginning on the third quarter of fiscal year 2023, we faced various industry factors and economic conditions that affected the demand, including increased competition and over-supply as compared to demand. The impact was prominent in the global DG markets and this trend continued into the fourth quarter of fiscal year 2024 and into 2025. Following the acquisition of certain assets from CSLR in October of 2023, we are now able to tap onto another US DG sales channel with established customer base and in 2024, we engaged in expanding our US DG sales channels. The detentions and subsequent denial of entry of our products by the U.S. CBP have also affected demand for our products as we have faced challenges procuring inventory to meet demand in the U.S.. For more information, please see Item 3.D. “Risk Factors – Risks Related to Our Business –Our Maxeon 3, Maxeon 6 and Performance 6 solar panels continue to be detained and denied entry by U.S. Customs and Border Protection and these detentions, unless resolved, will continue to significantly and adversely affect our business, revenues, margins, results of operations and cash flows.”

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

Aside from the effects on our suppliers, customers, partners, and projects, we did not incur tariff charges for fiscal years 2024 and 2023.
Supply
Prior to the current strategic restructuring of our business, we previously sourced the materials and components for our solar cells and panels both internally and from third-party suppliers based on quality, performance, and cost considerations. We typically assembled proprietary components, while we purchased generally available components from third-party suppliers. In a few cases, proprietary components were only available from a sole supplier. We also purchased a portion of our Performance line solar panels from HSPV. On April 26, 2024, we entered into the 2024 HSPV Master Supply Agreement, pursuant to which HSPV and its affiliates would exclusively supply us with rooftop size Performance line solar modules that meet certain criteria. We formerly also purchased G12 wafers from TZE HK, a subsidiary of TZE. Following the sale of our “Rest-of-world” distributed generation business, we are currently not purchasing any Performance line solar modules from HSPV.

Given new tariffs and trade barriers applicable to Maxeon’s legacy cell and module manufacturing facilities, the Company is establishing alternative manufacturing and supply chains. In connection with its plans to develop U.S. based manufacturing, contingent on the necessary funding and other factors beyond its control, we are also identifying additional domestic component vendors to help support diversified manufacturing operations. We intend to pursue further strategic partnerships and collaborations in connection with our plans to develop U.S. based manufacturing as well as our efforts to establish alternative manufacturing and supply chains. We will continue to comply with UFLPA and demonstrate best in class ESG practices and maintaining the highest standards of transparency. We are recognized as an industry-leading, ethical solar company and we have taken and will continue to take extraordinary measures to ensure a clean and traceable supply chain, free from forced labor.
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
There were no other significant changes in our critical accounting estimates during fiscal year 2024 compared to the prior period.
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
We have recorded impairment charges of $101.4 million as a result of the exit activity in connection to the different options we are evaluating with respect to these facilities, which may include the repurposing or sale of our facility in Malaysia and a permanent shutdown of our facilities in Mexico. In addition, we have also recorded impairment charges of $55.2 million for the Philippines manufacturing facility and the Mexico Maxeon line module manufacturing facility as a result of the change of business plan.
Product Warranties
We generally provide a 25-year standard warranty for the solar panels that we manufacture for defects in materials and workmanship and for greater than promised declines in power performance. Effective from January 1, 2022, this has been extended to a 40-year standard warranty for certain Maxeon line modules in certain countries.
We maintain reserves to cover the expected costs that could result from these warranties. Our expected costs are generally in the form of product replacement or repair. Warranty reserves are based on our best estimate of such costs and based on various factors including historical warranty claims, results of accelerated lab testing, field monitoring, vendor reliability estimates, and data on industry averages for similar products. The estimates are updated periodically based on data returned from the field and actual cost to fulfil our product warranty obligation. Due to the potential for variability in these underlying factors which is dependent on external factors such as environmental conditions, materials replacement cost or other factors, the difference between our estimated costs and our actual costs could be material to our consolidated financial statements. Historically, warranty costs have been within our expectations. In fiscal year 2024, the Company recorded $7.5 million in warranty benefit from change in estimate, of which $2.2 million related to revision pursuant to reassessment of associated cost of the warranty obligation under the SunPower Settlement Agreement as a result of SunPower’s bankruptcy announced in August 2024 and $5.3 million related to improved failure rates, claims during the year and lower sales in FY24. The impact on net loss is $7.5 million and related reduction to basic and diluted net loss per share for fiscal year 2024 was $1.17.
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

Going concern
Our independent registered public accounting firm has rendered an unqualified opinion including an explanatory paragraph reflecting substantial doubt about our ability to continue as a going concern. The audited consolidated financial statements contained in this Annual Report on Form 20-F have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company identified that a substantial doubt exists if the Company is able to meet its obligations as they become due within 12 months of the date of the financial statements being issued. Principal conditions that gave rise to the substantial doubt include, the Company historically incurring net losses as indicated in the Company’s accumulated deficit of $1.4 billion at December 31, 2024 including the impact of its net loss of $614.6 million for the year ended December 31, 2024 and a working capital deficiency of approximately $72.5 million at December 31, 2024. Management evaluated the principal conditions that initially give rise to the substantial doubt and notes that the historical net losses and accumulated deficit impact are primarily made up of (i) the detention of our imports of solar panels into the U.S. since July 2024 by the U.S. Customs and Border Protection to inspect compliance with the Uyghur Forced Labor Prevention Act, (ii) the termination of our supply agreements with SunPower, who was previously our largest customer, and (iii) an overall economic environment in the solar panel industry characterized by demand slow-downs, oversupply and price reductions. Total debt of $352.3 million on the balance sheet as of December 31, 2024 includes $307.0 million of notes payable to the Company’s controlling shareholder, TZE, who has a significant ownership percentage in the Company which provides potential incentive for TZE to extend or refinance such debt before the notes become due, as such notes have historically been extended and refinanced (see “Note 11. Debt and Credit Sources”). Management plans include, without limitation, (i) taking various steps to reduce our operating costs, and (ii) restructuring our outstanding trade payables.In order to achieve these plans, management has i) liquidated assets and will continue to liquidate assets that are not in line with its forward looking strategy such as the sale of its “rest-of-the-world” direct generation business, and ii) renegotiated the terms with suppliers and customers such as the renegotiation with TZE on the push out of payment of trade payables up to June 30, 2026 and delaying the commencement of effective date of the financial covenants to September 30, 2026. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties. See “Note 2. Summary of Significant Accounting Policies” for additional information.

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
Gross (Loss) Profit
Our gross (loss) profit is affected by a number of factors, including average selling prices for our solar power components, our product mix, our actual manufacturing costs, the utilization rate of our solar cell manufacturing facilities, inventory net realizable value charges, warranty cost, and actual overhead costs. In fiscal year 2024 and

2023, gross profit includes write-down of inventories and inventory related costs in connection to the various restructuring plans is $4.9 million and $24.3 million, respectively.
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
Restructuring
Restructuring expense of $116.2 million and $125.5 million in fiscal year 2024 and 2023, respectively consists of mainly costs associated with the Company’s September 2024 Restructuring Plan and September 2023 Restructuring Plan that was approved to rebalance our global operations to create efficiencies, improving cash flows and improve our product execution in alignment with our strategy. Restructuring charges are primarily comprised of impairment, cost of disposal and retirement of long-lived assets, including right of use assets, contract termination cost for capital expenditure, severance and benefits. See “Note 8. Restructuring” to our consolidated financial statements included elsewhere in this Form 20-F.
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
Until we sold our equity interest in SPML, we benefitted from a preferential tax rate of 5% in the Philippines in accordance with our registration with the PEZA. We also benefit from a tax holiday granted by the Malaysian government to our former joint venture AUO SunPower Sdn. Bhd. (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd.) subject to certain hiring, capital spending, and manufacturing requirements. The full tax exemption for the third and final five-year tranche of this incentive was reinstated in fiscal year 2023, subject to meeting certain conditions, and will expire on June 30, 2026. Our Swiss entity, SunPower Systems Sarl is subject to the statutory tax rate after the 2019 Switzerland tax reform that eliminated the auxiliary company designation starting fiscal year 2020. For additional information see “Note 2. Summary of Significant Accounting Policies” and “Note 13. Income Taxes” to our consolidated financial statements included elsewhere in this Form 20-F.
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
Starting in 2024, BEPS 2.0 come into effect in various countries and there are transition rules (Safe Harbor) which simplifies the calculation of the effective rate per jurisdiction to facilitate the adaptation for the affected group. Maxeon jurisdictions affected by BEPS 2.0 in 2024 are Switzerland, Italy, Germany, Spain, United Kingdom, Belgium, France, Netherlands, Australia and South Africa. Based on evaluation of countries affected by BEPS 2.0, the Company does not foresee additional top-up tax as a result of BEPS 2.0.

In the first quarter of 2025, we completed the sale of our equity interests in SPML and related assets located within the Philippines, as well as our “rest-of-world” distributed generation business. The sale of SPML was effected via a tax efficient jurisdiction and no income tax is expected to arise from this disposal. For the sale of our “rest-of-world” distributed generation business, in relation to the Mexican legal entity that was part of that transaction, we have estimated that tax of approximately $0.3 million may be payable under local regulations. Other than this, we do not expect any material income tax to arise from the sale of “rest-of-the-world” distributed generation business due to a combination of loss on disposal for certain entities, sufficient tax allowance availability by certain disposer and exemption from tax given capital nature of the transaction. Prior tax benefits are attached to certain of the legal entities sold as part of the ROW distributed generation business and continues to be retained in the respective entities post-disposal.
Equity in Losses of Unconsolidated Investees
Equity in losses of unconsolidated investees represents our reportable share of losses generated from entities in which we own an equity interest accounted for under the equity method. On April 26, 2024, the Company, through its subsidiary, SunPower Manufacturing Corporation Limited, entered into an equity transfer agreement with Zhonghuan Hong Kong Holding Limited, a subsidiary of TZE, Maxeon’s largest shareholder, for the sale of all of the Company’s minority interest (approximately 16.27%) in HSPV, a joint venture established by SunPower Corporation, TZE and other former partner in 2016. See “Note 10. Equity Investments” to our consolidated financial statements included elsewhere in this Form 20-F.
Net Loss (Income) Attributable to Noncontrolling Interests
We determined that we hold controlling interests in certain less-than-wholly owned entities and have fully consolidated these entities as a result. Noncontrolling interests represent the portion of net assets in these consolidated subsidiaries that are not attributable, directly or indirectly, to us. Net loss (income) attributable to the noncontrolling interests represent the portion of our net loss (income) allocated to the noncontrolling interests.

Results of Operations
Set forth below is a discussion of our results of operations for the periods indicated and the summary of selected financial results derived from our consolidated financial statements and related notes appearing elsewhere in this Form 20-F:

	Fiscal Year Ended
	December 31, 2024	December 31, 2023
(In thousands)
Selected Consolidated Statements of Operations Data:
Revenue	$509,048	$1,123,110
Cost of revenue	758,461	1,044,995
Gross (loss) profit	(249,413)	78,115
Operating expenses	327,227	297,320
Operating loss	(576,640)	(219,205)
Other expense, net	(19,982)	(54,321)
Loss before income taxes and equity in losses of unconsolidated investees	(596,622)	(273,526)
(Provision for) benefits from income taxes	(17,952)	626
Equity in losses of unconsolidated investees	—	(2,811)
Net loss	(614,574)	(275,711)
Net loss attributable to the stockholders	$(614,300)	$(275,829)
Revenue and Cost of Revenue

	Fiscal Year Ended
	December 31, 2024	December 31, 2023
(In thousands)
Revenue	$509,048	$1,123,110
Cost of revenue	758,461	1,044,995
Gross (loss) profit percentage	(49)%	7%
During fiscal year 2024, we recognized revenue of $509.0 million from sales of modules and components with shipments of 1,407MW, of which $31.4 million, or 6.2% of total revenue, represented sales of solar modules to SunPower. During fiscal year 2023, we recognized revenue from sales of modules and components of $1,123.1 million with shipments of 2,862MW, of which $206.0 million, or 18.3% of total revenue, represented sales of solar modules to SunPower. For fiscal year 2024, we had one customer that accounted for more than 10% of revenue. For fiscal year 2023, except for revenue transactions with SunPower, we had one other customer that accounted for more than 10% of revenue. The decrease of $614.1 million in revenue as compared to fiscal year 2023 was primarily due to the detention of Maxeon’s imports of solar modules into the U.S. since July 2024 by the U.S. Customs & Border Patrol (“CBP”) to inspect compliance with the Uyghur Forced Labor Prevention Act (“UFLPA”). This has prevented the Company from fulfilling orders to the U.S., which has been one of our largest markets. This was further exacerbated by the voluntary termination of the supply agreements with SunPower. In addition to this, the industry-wide demand slowdown in the global DG business, primarily driven by lower volume and lower selling prices, particularly in Europe, as a result of over-supply in the market which led to downward pressure on selling prices also contributed to the overall reduction in revenue.
Cost of revenue was $758.5 million in fiscal year 2024. The decrease of $286.5 million in cost of revenue compared to fiscal year 2023 was primarily due to lower shipments driven by lower demand. This was partially offset by high manufacturing overhead mainly coming from higher inventory write-down to net realizable value and higher excess capacity costs attributable to the idling of our manufacturing facilities as a result of the end of life of certain technology.
Cost of revenue was $1,045.0 million in fiscal year 2023 and includes reversal of warranty provisions amounting to $11.9 million in connection with the SunPower Settlement Agreement and revision of accounting estimates. It also includes inventory impairment and other inventory-related costs of $24.3 million in connection to the September 2023 Restructuring Plan.
Revenue by Geography

	Fiscal Year Ended
	December 31, 2024	December 31, 2023
(In thousands)
United States	$320,626	$645,112
Italy	60,943	139,506
Rest of world(1)	127,479	338,492
Total revenue	$509,048	$1,123,110
(1)Revenue included under “Rest of the world” comprise of countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments. The decrease in sales attributed to the U.S by 50.3% or $324.5 million compared to fiscal year 2023 was mainly due to decrease in sales for the utility-scale business as a result of the detentions of our products by the U.S. CBP and lower sales to SunPower of $31.4 million for fiscal year 2024 as compared to $206.0 million for fiscal year 2023.
Operating Expenses

	Fiscal Year Ended
	December 31, 2024	December 31, 2023
(In thousands)
Operating expenses:
Research and development	$37,550	$45,703
Sales, general and administrative	173,523	126,167
Restructuring charges	116,154	125,450
Total operating expenses	$327,227	$297,320
Research and Development Expenses
Research and development expenses were $37.6 million in fiscal year 2024, primarily associated with expenditures for the development of our Maxeon 7 and Maxeon 8 cell and panel technology, comprised primarily of compensation expense (including stock-based compensation) of $20.4 million, as well as facilities expense of $5.4 million, research and development materials of $1.6 million, expenses for leased equipment of $0.8 million, external services of $2.4 million and depreciation and amortization expense of $1.6 million. The decrease in research and development expenses of $8.2 million as compared to fiscal year 2023 is mainly due to lower research and development personnel and non-recurrence of discretionary expense which resulted in lower compensation charges of $4.2 million, lower facilities expense of $0.7 million, lower research and development materials of $0.6 million and external services of $0.6 million.

Research and development expenses were $45.7 million in fiscal year 2023, primarily associated with expenditures on our Maxeon 6 and Maxeon 7 cell and panel technology, comprised primarily of compensation expense (including stock-based compensation) of $27.3 million, as well as facilities expense of $6.1 million, expenses for leased equipment of $1.3 million, research and development materials of $2.2 million, external consulting of $3.1 million and depreciation and amortization expense of $1.7 million. Included in these expenses is $1.9 million related to the Product Collaboration Agreement with SunPower. Please refer to “Note 3. Transactions with SunPower and TotalEnergies” to our consolidated financial statements included elsewhere in this Form 20-F.
Sales, General and Administrative Expenses
Sales, general and administrative expenses were $173.5 million in fiscal year 2024 and were comprised primarily of $79.6 million of compensation expenses (including stock-based compensation) and $48.1 million of professional fees and outside services, as well as $12.1 million of expected credit loss provision of SunPower’s receivables, $9.9 million of equipment-related expenses, $4.3 million of insurance expenses, $3.4 million of facilities related costs including rent, utilities and maintenance, and $3.1 million of depreciation expense. The increase of sales, general and administrative expenses of $47.4 million as compared to 2023 is primarily driven by higher compensation expenses of $16.6 million due to merit increase and also higher stock-based compensation as a result of accelerated vesting, higher professional fees and outside services of $19.6 million for legal and consulting related services, higher expected credit loss provision of $12.1 million and write-off of goodwill and customer relationships of $2.2 million
Sales, general and administrative expenses were $126.2 million in fiscal year 2023 and comprised primarily of $63.1 million of compensation expenses (including stock-based compensation), $28.4 million of professional fees and outside services, $4.2 million of insurance expenses, $9.7 million of equipment related expenses, $3.5 million of facilities related costs including rent, utilities and maintenance, and $2.2 million of depreciation expense. Included in these expenses is a net credit of $0.1 million related to the transition services agreement with SunPower.
Restructuring charges
Restructuring expense for fiscal year 2024 was $116.2 million. The majority of the cost relates to our September 2024 Restructuring Plan which affected the Company’s global operations. The charges incurred are in connection to impairment, cost of disposal and retirement of long-lived assets, including right of use assets, contract termination cost for capital expenditure and severance and benefits.. Restructuring expense was $125.5 million in fiscal year 2023. The majority of the cost relates to our September 2023 restructuring plan.
See “Note 8. Restructuring” to the consolidated financial statements for further information regarding our restructuring plans.
Other expense, net

	Fiscal Year Ended
	December 31, 2024	December 31, 2023
(In thousands)
Other expense, net
Interest expense	$(45,366)	$(42,438)
Interest income	2,087	9,387
Loss on extinguishment of debt	34,744	—
Other, net	(11,447)	(21,270)
Other expense, net	$(19,982)	$(54,321)

Of the total $45.4 million in interest expense incurred during fiscal year 2024, $12.2 million relates to the Green Convertible Notes due 2025, $21.1 million relates to the Existing 1L Notes and $11.1 million relates to the New 1L Notes. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Of the total $42.4 million in interest expense incurred during fiscal year 2023, $16.4 million relates to the Green Convertible Notes due 2025, $19.0 million relates to the Existing 1L Notes and $2.1 million relates to interest expense on significant financing component on prepayments received. The remaining interest expense relates to the Company’s other outstanding debt arrangements.
Other, net for fiscal year 2024 primarily comprised of write-off of capital expenditure and deferred financing cost of $21.6 million, a $16.0 million loss on the remeasurement of Prepaid Forward associated with the Green Convertible Notes, goodwill impairment of 7.9 million and a 5.0 million loss on the remeasurement of warrants, offset by gain on sale of our equity interest in Huansheng Photovoltaic (Jiangsu) Co., Ltd ("HSPV") of $24.1 million, $11.4 million of income from sale of intellectual property and foreign exchange gain of $4.7 million.
Other, net for fiscal year 2023 primarily comprised of $18.4 million loss on remeasurement of the Prepaid Forward associated with the Green Convertible Notes and loss of $2.7 million on derivative instruments.
Income Taxes

	Fiscal Year Ended
	December 31, 2024	December 31, 2023
(In thousands)
(Provision for) benefits from income taxes	$(17,952)	$626
In fiscal year 2024, our income tax expense of $18.0 million was primarily due to tax expenses arises from our margin guaranteed jurisdiction and certain provisions made on our incentivized operation.
In fiscal year 2023, our income tax credit of $0.6 million was primarily due to the reversal of deferred tax expenses arising from the reinstatement of our tax incentive in Malaysia in 2023, offset against the tax expense of jurisdictions that were profitable.
Equity in Losses of Unconsolidated Investees
The decrease of $2.8 million in equity in losses of unconsolidated investee was primarily due to the limit of the share of losses under equity method to the total cost of investment under ASC 323. HSPV was our joint-venture with TZE until April 26, 2024 when we entered into an equity transfer agreement to divest all of our equity interest through a sale to TZE.
Net Income Attributable to Noncontrolling Interests
For the fiscal years 2024 and 2023, we attributed $0.3 million of net loss and $0.1 million of net income, respectively, to noncontrolling interests. The lower net income attributable to noncontrolling interests was a result of less profitable operations from our consolidated investee during fiscal year 2024.
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
•Provision for expected credit losses. This relates to the expected credit loss in relation to the financial assets under the Separation and Distribution Agreement dated November 8, 2019 (the “SDA”) entered into with SunPower Corporation (“SunPower”) in connection with the Company's spin-off from SunPower. Such loss is excluded from non-GAAP operating expense and Adjusted EBITDA as this relates to SunPower's business, which Maxeon did not and will not have economic benefits to, as the Company's involvement is solely through SunPower's now-terminated indemnification obligations set forth in the SDA. We have recorded the expected credit loss as a result of SunPower’s Chapter 11 bankruptcy filing due to our expectation that SunPower will not meet its prior indemnification obligations to us under the SDA. As such, management believes that this is not part of core operating activity and it is appropriate to exclude the provision for expected credit losses from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
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
•Remeasurement loss on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200.0 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on

September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss (gain) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss on warrants. This relates to the mark-to-market fair value remeasurement of exchange warrants and investor warrants. The transactions were entered into in connection with the exchange of 99.25% of the 2025 Notes with aggregate notional amount of $200 million and the 9.00% Convertible First Lien Senior Secured Notes due 2029 of $97.5 million, both entered on June 20, 2024. The investor warrants were remeasured to fair value prior to them being exercised and were reclassified to equity, and will not be subsequently remeasured. The exchange warrants were remeasured to fair value on September 12, 2024, and were reclassified to equity after on such date, and will not be subsequently remeasured. The fair value of the warrants was primarily affected by the Company’s share price. The remeasurement loss on warrants is excluded from Adjusted EBITDA because it is not considered a core operating activity. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Equity in losses of unconsolidated investees and related gains. This relates to the loss on our former unconsolidated equity investment in HSPV and gains on such investment on divestment. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.
•Gain on extinguishment of debt. This relates to the gain that arose from the substantial modification in June 2024 of our Green Convertible Senior Notes due 2025 (the “Green Convertible Notes”) and First Lien Senior Secured Convertible Notes due 2027, offset by the loss as a result of early redemption by the noteholders of the remaining Green Convertible Notes who has not opted for the exchange. Gain on debt extinguishment is excluded from Adjusted EBITDA because it is not considered part of core operating activities. Such activities are discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude the gain on extinguishment of debt from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.

Reconciliation of Non-GAAP Financial Measures

	Fiscal Year Ended
(In thousands)	December 31, 2024	December 31, 2023
Gross (loss) profit(3)	$(249,413)	$78,115
Stock-based compensation	2,474	989
Restructuring charges and fees(1)	4,921	24,839
Non-GAAP Gross (loss) profit(3)	(242,018)	103,943

GAAP Operating expenses	327,227	297,320
Stock-based compensation	(26,226)	(17,338)
Restructuring charges and fees(2)	(126,216)	(126,854)
Provision for expected credit losses	(12,061)	—
Non-GAAP Operating expenses	162,724	153,128

GAAP Net loss attributable to the stockholders(3)	$(614,300)	(275,829)
Interest expense, net	43,279	33,051
Provision for (benefits from) income taxes	17,952	(626)
Depreciation	42,108	55,685
Amortization	658	195
EBITDA(1)	(510,303)	(187,524)
Stock-based compensation	28,700	18,327
Provision for expected credit losses	$12,061	$—
Restructuring charges and fees	131,137	151,693
Remeasurement loss on prepaid forward	16,117	18,363
Remeasurement loss on warrants	4,966	—
Equity in losses of unconsolidated investees and related gain	(24,083)	2,811
Loss on extinguishment of debt	(34,744)	—
Adjusted EBITDA	(376,149)	3,670
(1)For fiscal year ended December 31, 2024, $4.9 million of inventory write-down and related charges connected to the evaluation of a permanent shutdown for our Performance line manufacturing capacity and re-engineering of our IBC manufacturing capacity as further described in footnote (2)
(2)For fiscal year ended December 31, 2024, $116.2 million related to cost associated with rebalancing our global operations and associated exit activities in connection to our IBC and Performance line manufacturing operations. Of this amount, $101.4 million related to impairment of long-lived assets and $19.9 million related to the global reduction in force, including severance payment and advisory fees. The above was offset with net gain of $9.0 million related to contract termination cost as part of the negotiation with vendor .

5.B. LIQUIDITY AND CAPITAL RESOURCES
Current Sources of Liquidity and Capital Resources
As of December 31, 2024, we had unrestricted cash and cash equivalents of $28.9 million, restricted cash of $2.1 million as compared to $190.2 million of unrestricted cash and cash equivalents and $5.3 million of restricted cash as of December 31, 2023.
Our primary sources of liquidity are cash generated from operations, customer advances in connection with certain of our supply agreements, financing obtained through equity issuance, convertible debt issuances and a revolving credit facility. Additionally, in the fourth quarter of fiscal year 2024 and in the first quarter of fiscal year 2025, we have engaged in a series of transactions with TZE relating to the disposition of certain assets and subsidiaries of the Company as part of our effort to focus on the U.S. market. See “Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other Events” with respect to our dispositions and refer to “Note 5. Revenue from contracts with customers” to our consolidated financial statements for more details on the amortization of the customer advances. The Company has also pledged certain equipment assets and inventory to serve as collateral for some of these advances from customers. See also “Note 11. Debt and Credit Sources” and “Note 14. Ordinary Shares” to our consolidated financial statements for more details on the debt and equity financings.
Cash Flows
A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents is as follows:

	Fiscal Year Ended
	December 31, 2024	December 31, 2023
(In thousands)
Net cash used in operating activities	$(270,156)	$(254,295)
Net cash (used in) provided by investing activities	(25,243)	13,926
Net cash provided by financing activities	141,233	167,951
Operating Activities
Net cash used in operating activities in fiscal year 2024 was $270.2 million and was primarily driven by net loss of $614.6 million and an unfavorable change in working capital of $70.3 million. This was offset by (i) non-cash charges of $361.3 million related to impairment of property, plant and equipment, depreciation and amortization, stock-based compensation, excess or obsolete inventories and other non-cash charges; (ii) $12.8 million non-cash interest expense primarily attributable to amortization of stock lending fees and accretion associated with the Green Convertible Notes/2L Notes, Existing 1L Notes and New 1L Notes; and (iii) non-cash remeasurement loss on Prepaid Forward of $16.1 million.
The unfavorable working capital movement arose from a net utilization of $168.1 million of contract liabilities, mainly from advance collections from customers for certain sale contracts, a decrease of $7.6 million in accounts payable and other accrued liabilities due to timing of settlement of invoices, an increase in inventories of $50.1 million, driven primarily by the detention of certain of our products by the U.S. Customs & Border Protection beginning in July 2024, increase in accounts receivables of $42.6 million, primarily attributable to billing and collection cycles. These are partially offset by a decrease in prepaid expenses and other assets of $0.9 million.
Net cash used in operating activities in fiscal year 2023 was $254.3 million and was primarily driven by net loss of $275.7 million and an unfavorable change in working capital of $171.6 million. This was offset by (i) non-cash charges of $162.2 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (ii) a $9.1 million non-cash interest expense primarily attributable to amortization of stock lending fees and accretion associated with the Green Convertible Notes and Existing 1L Notes; (iii) non-cash equity in losses of unconsolidated investee of $2.8 million; and (iv) non-cash remeasurement loss on Prepaid Forward of $18.4 million.
The unfavorable working capital movement arose from a net utilization of $55.1 million of contract liabilities, mainly from advance collections from customers for certain sale contracts, a decrease in accounts payable and other accrued liabilities of $97.7 million due to timing of settlement of invoices, an increase in inventories of $43.5 million, increase in accounts receivables of $8.3 million, primarily attributable to billing and collection cycles. These are partially offset by a decrease in prepaid expenses and other assets of $29.7 million.
Investing Activities
Net cash used in investing activities in fiscal year 2024 was $25.2 million. This is primarily due to $52.1 million of capital expenditures. This was partially offset by (i) the proceeds from sale of equity interest in our former joint venture of $24.0 million, (ii) net redemption of short-term securities amounting to $1.3 million and (iii) proceeds from asset held for sale of $0.5 million.
Net cash provided by investing activities in fiscal year 2023 was $13.9 million, which was primarily due to net redemption of short-term securities amounting to $76.0 million and proceeds from asset held for sale of $6.0 million, which is partially offset by capital expenditures amounting to $67.5 million.
See “Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other
Events” and “Item 4.A. History and Development of the Company – Principal Capital Expenditures” and for more information.
Financing Activities
Net cash provided by financing activities in fiscal year 2024 was $141.2 million. The significant cash activities were the proceeds from the issuance of the ordinary shares of $96.4 million and issuance of the Existing 1L Notes of $70.1 million offset by net debt repayment of $23.3 million. The gross inflows and outflows for the year were $217.8 million and $74.6 million respectively.
Net cash provided by financing activities in fiscal year 2023 was $168.0 million. The significant cash activities were the proceeds from the issuance of the ordinary shares of $193.5 million, offset by net debt repayment of $25.0 million. The gross inflows and outflows for the year were $389.1 million and $221.2 million respectively.
Material Cash Requirements
As of December 31, 2024 and December 31, 2023, our outstanding debt was $352.3 million and $433.6 million, respectively.
We expect total capital expenditures ranging from $7 million to $11 million in fiscal year 2025. As of December 31, 2024, we had $4.4 million committed to capital expenditures through the issuance of purchase orders. The capital expenditures mainly relate to our planned investments in our next generation Maxeon 8 technology and certain regular updates to our IT infrastructure.
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

Anticipated Sources of Funds
The Company has suffered recurring losses from operations and had an accumulated deficit of $1,410.4 million as of December 31, 2024. Further, since the third quarter of 2023, the worldwide solar industry has suffered from oversupply and intense competition, as well as lower demand in our key markets driven by regulatory changes and a higher global interest-rate environment. All these factors have contributed to a steep fall in average selling prices that has negatively impacted our revenue, profitability and cash flows. Furthermore, the ongoing denial of entry into the U.S of our products by the U.S. CBP since July 2024, which has currently rendered us unable to generate cash flow from the sale of such detained products and consequently, resulting in several large customers in the United States to cancel or defer their off-take commitments, further contributed to the deterioration of the Company’s financial condition. Our unrestricted cash and cash equivalent balance as at December 31, 2024 was $28.9 million. If the current market conditions persist and the Company is not successful in raising additional capital, the Company will not have sufficient liquidity to meet its financial obligations as and when they come due, and may be required to delay, limit, and/or reduce its operational activities, or ultimately declare bankruptcy. As such, there is substantial doubt about the Company’s ability to continue as a going concern.
As part of the efforts to raise additional financing to alleviate the substantial doubt on going concern, the Company is liquidating assets that are not in line with the forward looking strategy, including but not limited to the sale of our “rest-of-the world” direct generation business and operations in the Philippines pursuant to two partially binding term sheets previously announced on November 26, 2024. Such transactions closed on February 28, 2025 and March 31, 2025, respectively, for a total consideration of $101.6 million, including the entering of the Procurement Agency Agreement. For more information about these transactions, see “Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other Events.” and “Note 20 Subsequent event”.
In addition, management has renegotiated the payment terms with our largest shareholder, TZE, for deferral of the outstanding trade payables of not more than $21.7 million up to June 30, 2026. On top of this, TZE has agreed to push out the commencement date of the financial covenants of the New 1L Notes to begin on September 30, 2026 and explore arrangements to bear the associated cost of the development of future technology. In addition, the Company has taken steps to enhance its ability to fund its operational expenses by reducing various costs and additionally, is prepared to take additional steps as and when necessary to renegotiate with suppliers and customers to restructure its liabilities. In aggregate, while there can be no assurances that the Company will be able to execute all its plans, specifically those involving external stakeholders, management believes that the funding plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Accordingly, we have prepared the consolidated financial statements on the going concern basis. In addition, the Company has taken steps to enhance its ability to fund its operational expenses by reducing various costs and additionally, is prepared to take additional steps as and when necessary to renegotiate with suppliers and customers to restructure its liabilities. In aggregate, while there can be no assurances that the Company will be able to execute all its plans, specifically those involving external stakeholders, management believes that the funding plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Accordingly, we have prepared the consolidated financial statements on the going concern basis.

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
In addition to pursuing financing opportunities, whilst we re-build our manufacturing capabilities as part of our restructuring efforts and re-orient our business to the U.S. market, we continue to focus on improving our overall liquidity by assessing and evaluating different options that may be available to us, such as reducing discretionary capital expenditures, selling existing inventories which remain with the Company to third parties while balancing the liquidity considerations and maximizing the returns from such sales, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, ongoing restructuring efforts, uncertain inflationary environment, changing tariff policies and a prolonged period of high interest rates, supply chain challenges, as well as the worldwide uncertainty created by ongoing wars and conflicts, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our short and long-term liquidity needs. Our short and long-term liquidity needs would be further negatively impacted if the macro conditions set forth above worsen or last a sustained period of time. See also Item 3.D. “Risk Factors - Risks Related to Our Liquidity - We may be unable to obtain access to external financing necessary to make adequate capital expenditures necessary to restructure our business, improve our profitability and remain competitive”
Our liquidity is subject to various risks including the risks identified in Item 3.D. “Risk Factors” and market risks identified in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.
Liabilities Associated with Uncertain Tax Positions
Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement will be made for our liabilities associated with uncertain tax positions in other long-term liabilities. As of December 31, 2024 and December 31, 2023, the liabilities associated with uncertain tax position was $11.6 million and $5.5 million, included within “Other long-term liabilities” in our Consolidated Balance Sheets, respectively. The long-term unrecognized tax benefits are not expected to be paid within the next twelve months.
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
Our exposure to movements in foreign currency exchange rates is primarily related to sales to European customers that are denominated in Euros. Revenue generated from these European customers represented 22% and 34% of our total revenue in fiscal years 2024 and 2023, respectively. A 10% change in the Euro exchange rate would have impacted our revenue by approximately $11.3 million and $37.8 million in fiscal years 2024 and 2023, respectively.

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
As at December 31, 2024, we had de-designated all outstanding cash flow hedge forward contracts as a result of the recent divestments of certain entities.
We conduct hedging activities which involve the use of forward currency contracts that are designed to hedge our balance sheet exposure to changes in the foreign exchange rate between the U.S. dollar and other currencies although these contracts are not designated as hedging instruments. As at December 31, 2024 and December 31, 2023, we had outstanding forward currency contracts with aggregate notional values of $12.0 million and $26.3 million, respectively.
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
We enter into foreign currency derivative contracts with high-quality financial institutions and limit the amount of credit exposure to any single counterparty. As of December 31, 2024, the foreign currency derivative contracts are limited to a time period of 9 months or less.. We regularly evaluate the credit standing of our counterparty financial institutions.
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

Equity Price Risk Involving Minority Investments in Other Non-Public Companies
As of December 31, 2024 and December 31, 2023, investments of $4.0 million for both period, are accounted for using the measurement alternative method.
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
Quantitative and Qualitative Disclosures About Market Risk
See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Our research and development spending totaled $37.6 million and $45.7 million for the fiscal years 2024 and 2023, respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3.D. Risk Factors.” For further information on our research and development policies and additional product information, see “Item 4.B. Business Overview.”
5.D. TREND INFORMATION
Please see “Item 5.A. Operating Results—Trends and Uncertainties” and “Item 4.B. Business Overview—Our Markets” for trend information.
5.E. CRITICAL ACCOUNTING ESTIMATES
Please see “Item 5.A. Operating Results—Critical Accounting Policies and Significant Estimates” for critical accounting estimates information.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
Our Constitution provides that, subject to the regulations of Maxeon contained in the Constitution for the time being in force, the minimum number of directors is two and the maximum number is ten. We may vary the maximum number of directors by ordinary resolution from time to time. In accordance with the terms of the Shareholders Agreement, dated August 26, 2020 (as amended and restated on August 30, 2024, the “Shareholders
Agreement”), the Maxeon Board consists of ten directors, including five TZE designees, four independent directors and Maxeon’s Chief Executive Officer. Under the Shareholders Agreement, TZE has the right to cause the Company to reduce the number of directors to nine, consisting of five TZE designees, three independent directors, and our Chief Executive Officer. TZE temporarily waived such right on January 26, 2025 and reserves the right to notify the Company when TZE intends to exercise its rights under the Shareholders Agreement to effect the board reduction. For more information, see “Item 6.C. Board Practices— Composition of the Maxeon Board.”

Director	Age	Appointment Date
George Guo, Chief Executive Officer	61	October 11, 2024
Kris Sennesael, Independent Director	56	June 7, 2022
Donald Colvin, Independent Director	72	August 13, 2020
Steve Leonard, Independent Director	63	June 7, 2021
David Li, Independent Director	53	September 15, 2023
Wang Cheng, TZE designee	51	September 23, 2024
Wang Yanjun, TZE designee	41	September 23, 2024
Zhang Changxu, TZE designee	50	August 30, 2024
Xu Luo Luo, TZE designee	42	January 18, 2023
Sean Wang, TZE designee	61	October 17, 2022
Biographies
George Guo, Chief Executive Officer
George Guo is our Chief Executive Officer. Before joining Maxeon, he served as Advisor to the Chairman of TCL Group on strategic issues including corporate strategy, product positioning and go-to-market, supply chain and operation management. Prior to that, Mr. Guo served as CEO for TCL Communications, and brings nearly 40 years of experience and an exceptional track record of technology leadership, scale-up and high-volume manufacturing, driving growth in multiple technology business segments. Mr. Guo’s career includes leadership roles at IBM’s Santa Teresa Lab, serving as CTO and head of R&D for Zhaodaola Internet, and several executive roles at TCL Communications. Mr. Guo holds a B.S. in Computer Science from the University of Electronic Science and Technology of China, an M.S. in Bioengineering from Columbia University, an M.S. in Engineering-Economic Systems and Operations Research from Stanford University, and a Ph.D. in Management Science and Engineering from Stanford University.
Kris Sennesael
Kris Sennesael serves as an independent director on Maxeon’s Board of Directors, Chairman of the Audit Committee of our Board (the “Audit Committee”), member of the Nominating and Corporate Governance Committee and member of the Coordination Committee. Kris Sennesael is currently the Senior Vice President and Chief Financial Officer of Skyworks Solutions, an innovator of high performance analog semiconductors. Previously, Mr. Sennesael served as Chief Financial Officer for Enphase Energy, a semiconductor-based renewable energy solutions provider, from September 2012 to August 2016. Earlier, he served as Chief Financial Officer for Standard Microsystems Corporation, a global fabless semiconductor company, from January 2009 to August 2012, prior to which he held financial positions at ON Semiconductor, AMI Semiconductor, and Alcatel Microelectronics. Mr. Sennesael graduated from the University of Ghent, Belgium, with a Bachelor of Economics and Master of Economics, and from the Vlerick Management School with a Master in Business Administration.
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
Steve Leonard
Steve Leonard serves as an independent non-executive director on Maxeon’s Board of Directors as a member of its Audit Committee. Mr. Leonard previously served as an independent non-executive director of AsiaSat, a privately held Hong Kong-based satellite operator; and of Trust Bank, a digital-banking joint venture between Standard Chartered Bank and NTUC Enterprise. Mr. Leonard serves on the Advisory Board of SDG Impact Japan, a sustainability-focused investment platform based in Tokyo, and on the Advisory Board of Cambridge Innovation Capital, a deep-tech venture capital firm with strong links to the University of Cambridge in England. Mr. Leonard has over 30 years of experience in the private sector building information technology companies throughout Europe and Asia. He previously served from 2016-2023 as an independent non-executive director of Singapore Post Ltd. (SingPost), an international leader in e-commerce logistics and services. Mr. Leonard also has seven years of experience in the public sector working for the Singapore government in which he led various national efforts to expand entrepreneurial and corporate-innovation ecosystems as part of an innovation-led economy.
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
Wang Cheng
Mr. Wang Cheng serves as a director designated by TZE on Maxeon’s Board of Directors. Since 2021, he has been the Chief Operating Officer of TCL Technology Group. He is also the Deputy Chairman of the First High-end Manufacturing Industry Committee of the China Association for Public Companies, Chairperson of the Electronic Information Industry Association of Huizhou, and President of both the Huizhou Enterprises Federation and Entrepreneurs Association. Wang earned a Bachelor's degree in Economics in July 1997. In December 2005, he graduated from the Executive Master of Business Administration (EMBA) program at the University of Texas in Arlington, U.S. After graduating, Wang joined TCL and held various management positions.
Wang Yanjun
Mr. Wang Yanjun serves as a director designated by TZE on Maxeon’s Board of Directors. He is currently the chief executive officer of TZE, responsible for the overall industrial development and upgrade of the company. He joined TZE in 2006 and has served in several leadership roles including chief engineer and head of the manufacturing department. Mr. Wang was appointed as a vice president of TZE in 2017, and in this role, he was in charge of strategic planning and operational management of the company. Mr. Wang is currently pursuing a Ph.D. degree in electronic information at the Institute of Nanoscience and Nanotechnology, University of Science and Technology of China.
Zhang Changxu
Ms. Zhang is currently a Board Member and the Chief Financial Officer (“CFO”) of TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZE”). Over the past five years, she has served in various leadership roles for TZE, including Board Member, Vice President, COO and CFO. Ms. Zhang has a master’s degree of software engineering from Tongji University and a bachelor’s degree in business administration from Shanxi University of Finance and Economics. Ms. Zhang started her career in Tianjin Huan’ou Company, the predecessor of TZE, in 2001. In her role as CFO & COO, Ms. Zhang is in charge of the overall financial operations of the company, supply chain management and global business development. She has adopted a strategy-driven approach to link financial work closely with business operations, safeguarding the steady and continuous growth of the company’s various investment activities. Under her leadership, the company has also developed strategic partnerships and a strong synergy with a number of key suppliers across the solar photovoltaic value chain in the midst of the very complicated and ever-changing industrial competition landscape both home and abroad. This forward-looking mindset and joint innovation with strategic ecosystem partners have fostered technology leadership and a resilient supply chain system for the company. Also, in the early days of overseas business development, Ms. Zhang led the team to partner with international industry leaders, and is gradually transforming the company from selling in the overseas markets to onshore manufacturing capability build-up, which lays a solid foundation for TZE to grow as a world leader.
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

Senior Management
The following table sets forth information regarding our senior management as of the date of this Form 20-F. George Guo serves as our Chief Executive Officer.

Name	Age	Title	Appointment Date
Dmitri Hu	45	Chief Financial Officer	October 23, 2024
Frank Jeng	42	Chief Legal Officer (Interim)	October 22, 2024
Tiffany See	49	Chief Human Resources Officer	August 21, 2020
Matt Dawson	47	Chief Technology Officer	March 15, 2023
Vikas Desai	56	Chief Commercial Officer	April 1, 2024
Biographies
Dmitri Hu, Chief Financial Officer
Dmitri Hu is Maxeon’s Chief Financial Officer, with responsibility for the Company’s Finance and IT functions. Mr. Hu joined Maxeon from TCL Industries, where he held key leadership positions including Chief Financial Officer, Vice President and General Manager of Global Service, as well as serving as Executive Director and Board Secretary of TCL Electronics. He has been recognized as the Best CFO – Developed Market/Consumer Discretionary Sector by Institutional Investor in 2019 and 2020, among other prestigious awards. In a career spanning nearly 25 years, Mr. Hu also previously held roles in technology and financial services companies including Goldman Sachs, Deutsche Bank Group, Yue Yuen Industrials, Gogoro, Inc., and others. He has significant experience in strategic planning, financial transformation, capital and investment strategy, treasury, and capital markets. Mr. Hu holds an MBA from the Stern School of Business of New York University and a BBA from National Taiwan University.
Frank Jeng, Chief Legal Officer (Interim)
Hao-Chin (Frank) Jeng is our interim Chief Legal Officer, in charge of the company’s global legal and compliance affairs, practices of the board of directors, and ESG matters. Throughout his legal career, Frank has represented clients in securities and bond offerings in the U.S. and Hong Kong, cross-border mergers and acquisitions, antitrust investigations, commercial litigations, high-stake IP litigations, and licensing transactions. Before joining Maxeon, Frank served as Vice President of Purplevine IP Group, where he founded and led its global IP litigation and licensing practice and international development strategy. Prior to Purplevine, Frank served as a partner in the Hong Kong and Chicago offices of Kirkland & Ellis, where he practiced in both litigation and corporate departments across the firm’s Chicago, Hong Kong, and Shanghai offices. He is qualified to practice law in the State of New York, U.S.A., and Hong Kong SAR, China. He holds J.D. and LL.M. degrees from the University of Pennsylvania Law School and BBA and LLB degrees from National Taiwan University. Frank is well regarded in the legal and IP community, where he was named the World's Leading IP Strategist in IAM Strategy 300 by IAM Magazine (2023 & 2024).
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
6.B. COMPENSATION
Non-Employee Director Compensation
In August 2020, our Board adopted a policy for cash and equity-based compensation that would be payable to eligible non-employee members of the Board who were not nominated representatives of TotalEnergies and TZE, or their corporate affiliates (“Outside Directors”). This Outside Directors compensation policy was revised effective July 1, 2024.
Each eligible Outside Director is eligible to receive an annual fee as set forth below, for services performed for the Board in accordance with the following Committee-based fee structure (the “Annual Fees”):

Board Role	Fees Paid in Cash		Fees Paid in Equity (USD)
	Chairman	Member	Chairman	Member
Board	$123,000	$72,000	$200,000	$200,000
Audit Committee	$23,000	$13,000
Strategy & Transformation Committee	NA	$8,000
Nominating & Corporate Governance Committee	$15,000	$6,000
Compensation Committee	—	—
Coordination Committee	—	—
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
For fiscal year 2024, we paid and accrued fees and compensation of approximately $0.4 million and granted 22,217 RSUs to our Outside Directors.
Executive Officer Compensation
Our Executive Compensation program for fiscal year 2024 include the following:
•A Corporate Bonus Plan (“CBP”) payable annually in the form of cash. The payouts are dependent on meeting a number of corporate and individual objectives, including Maxeon’s financial performance and achievement of key results, as well as individual performance; and
•Time-based RSUs that generally vest over three years.
A stock ownership guidelines policy was adopted by the Company in June 2021, requiring the Chief Executive Officer to hold Maxeon shares equal or greater than 3x annual base salary and other Executive Officers to hold Maxeon shares equal or greater than 1x annual base salary. Executive officers have five years to achieve compliance.
For fiscal year 2024, we paid and accrued compensation of approximately $7.2 million and granted 4,005 RSUs to our Executive Officers. The amount of compensation paid include benefits-in-kind such as insurance premiums, retirement plans and other benefits as the Company deems suitable.
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
Composition of the Maxeon Board
The Maxeon Board consists of 10 directors, including five TZE designees, four independent directors and our Chief Executive Officer. Mr. Colvin is the Chairman of the Maxeon Board. The Chairman is entitled to a casting vote in the case of an equality of votes.
The Shareholders Agreement previously included provisions adjusting the rights of each of TotalEnergies and TZE to designate a particular number of directors depending on changes in their share ownership, including a provision allowing either shareholder, if they acquire at least 50% of our shares, to designate a majority of the directors. As amended and restated on August 30, 2024, TotalEnergies is no longer party to the Shareholders Agreement.
Pursuant to the Shareholders Agreement, TZE will be entitled to designate to the Maxeon Board: (1) the lowest number of directors that represents a majority of the board for as long as TZE beneficially owns at least 50% of our outstanding ordinary shares; (2) three directors for as long as TZE beneficially owns at least 25% but less than 50%
of our outstanding ordinary shares; (3) two directors for as long as TZE beneficially owns at least 15% but less than
25% of our outstanding ordinary shares; and (4) one director for as long as TZE beneficially owns at least 10% but less than 15% of our outstanding ordinary shares.

The Shareholders Agreement provides for the size of the Maxeon Board to be reduced to nine directors, consisting of five TZE designees, three independent directors and our Chief Executive Officer upon the earlier of (i)
the satisfaction of certain closing conditions in connection with the Forward Purchase, or (ii) December 31, 2024.
On January 26, 2025, TZE temporarily waived its right to cause the Company to reduce the size of the Maxeon
Board and reserves the right to notify the Company when TZE intends to exercise its rights under the Shareholders
Agreement to effect the board reduction.
Committees of the Maxeon Board

So long as TZE has the right to designate at least one director to the Maxeon Board (but less than a majority of the directors), each committee of the Maxeon Board other than the Audit Committee will contain a board designee of TZE. So long as TZE has the right to designate a majority of the directors to the Maxeon Board, each committee of the Maxeon Board other than the Audit Committee will contain a number of board designees of TZE such that such designees constitute a majority of such committee. In the case of the Nominating and Corporate Governance Committee, a director designated by TZE shall serve as the chairman of the committee. All committees will have at least one independent directors and the Audit Committee will be composed entirely of independent directors.
The Maxeon Board delegates certain of its responsibilities to the following committees: the Audit Committee, the Compensation Committee, the Strategy and Transformation Committee, and the Nominating and Corporate Governance Committee, the purpose and responsibilities of each which are described further below.
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
Compensation Committee
Messrs. Colvin (Chair), Wang and Li are members of the Compensation Committee.
The purpose of the Compensation Committee is primarily to:
•implement, review and modify the compensation of the Maxeon Board and senior management;

•oversee our compensation philosophy; and
•administer our equity incentive plans.
Strategy and Transformation Committee
Messrs. Wang (Chair), Colvin and Li are members of the Strategy and Transformation Committee.

The purpose of the Strategy and Transformation Committee is primarily to provide oversight and implementation of the Company’s strategic and transformation initiatives in accordance with its transformation plan as approved by the Board; and undertake certain specific duties and responsibilities including creation of a tactical implementation plan and transformation budget based on a transformation plan approved by the Maxeon Board, create a transformation office and adjust the Company’s organizational structure, manage key transformation personnel, review and consider proposed issuances of security and other significant transactions.
Nominating and Corporate Governance Committee
Messrs. Leonard (Chair), Sennesael and Xu are members of the Nominating and Corporate Governance Committee.
The purpose of the Nominating and Corporate Governance Committee is primarily to:
•select and recommend candidates for members of the Maxeon Board;
•evaluate whether incumbent directors should be nominated for re-election to the Maxeon Board upon expiration of such directors’ terms; and
•oversee the Company’s environmental, social and governance (“ESG”) program.
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

Our Nominating & Corporate Governance Committee aims to achieve a composition of our Board that reflects the knowledge, experience and skills required for the Board of Directors to fulfil its duties. In accordance with the Shareholders Agreement, the composition of our Board of Directors includes five of our directors being nominated by our largest shareholders, TZE, and the pool of those nominees is naturally more limited given the required affiliation with those shareholders. Our Nominating & Corporate Governance Committee considers several factors in the search process for candidates, whom would also need to meet the Nasdaq independence standards if they were to be also members of our Audit Committee.

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
Additionally, we are permitted to rely on certain exemptions to the Nasdaq corporate governance standards that are afforded to controlled companies. As a controlled company, we may avail ourselves of such exemptions even if we cease to be considered a foreign private issuer, such as:

•Nasdaq’s requirement that a majority of the Board be comprised of independent directors.

•Nasdaq’s requirement to have a compensation committee comprised solely of independent directors.

•Nasdaq’s requirement for directors to be selected by the independent directors of the Board or a nominations committee comprised solely of independent directors.

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

	As of
	December 31, 2024	December 31, 2023	January 1, 2023
	(full-time equivalents)
Marketing & Sales	172	177	131
Production & Supply	1,087	3,292	4,788
Research & Development	146	176	197
General & Administrative	186	243	228
Total	1,591	3,888	5,344
As a result of the closing of the “rest-of-the-world” distributed generation business transactions, coupled with the continuing effect of reduction in force as part of September 2024 Restructuring Plan, the total number of our full-time equivalents employees as of April 21, 2025 is 405.

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by geography for the past three fiscal years.

	As of
	December 31, 2024	December 31, 2023	January 1, 2023
	(full-time equivalents)
Australia	20	28	28
China	42	43	45
Europe	131	134	111
India	—	1	—
Japan	2	9	10
Malaysia	109	852	1,773
Mexico	447	1,626	2,068
Philippines	611	918	1,081
Singapore	71	112	97
South Africa	7	8	10
United Kingdom	6	5	6
United States	145	152	115
Total	1,591	3,888	5,344
Although in certain countries we have works councils and statutory employee representation obligations, our employees are generally not represented by labor unions on an ongoing basis. We have never experienced a work stoppage, and we believe our relations with our employees to be good.
6.E. SHARE OWNERSHIP
The following sets forth the total amount of Maxeon shares directly or indirectly owned by Maxeon’s directors and executive officers as of April 21 , 2025. This is based on 16,896,729 Maxeon shares outstanding as of April 21, 2025.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that such person has the right to acquire within 60 days of April 21, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Holder	Maxeon Shares	Percentage Ownership
George Guo	—	*
Donald Colvin (1)	19,302	*
Steve Leonard(2)	3,759	*
Kris Sennesael(3)	21,697	*
David Li(4)	25,000	*
Sean Wang(5)	—	*
Wang Yanjun(6)	—	*
Xu Luo Luo(7)	—	*
Wang Cheng (8)	—	*
Zhang Changxu (9)	—	*
Dmitri Hu	—	*
Frank Jeng	100	*
Tiffany See	13,104	*
Matt Dawson	204	*
Vikas Desai	1,368	*
*Less than 1%.
(1)Represents (i) 19,302 ordinary shares held or beneficially owned by Mr. Colvin, and (ii) NIL ordinary shares issuable upon vesting of RSUs held by Mr. Colvin within 60 days from April 21, 2025.
(2)Represents (i) 3,759 ordinary shares held or beneficially owned by Mr. Leonard, and (ii) NIL ordinary shares issuable upon vesting of RSUs held by Mr. Leonard within 60 days from April 21, 2025.
(3)Represents (i) 21,697 ordinary shares held or beneficially owned by Mr. Sennesael, and (ii) NIL ordinary shares issuable upon vesting of RSUs held by Mr. Sennesael within 60 days from April 21, 2025.
(4)Represents (i) 25,000 ordinary shares held or beneficially owned by Mr. Li, and (ii) NIL ordinary shares issuable upon vesting of RSUs held by Mr. Li within 60 days from April 21, 2025.
(5)Mr. Wang is a director of TZE and may be deemed to have beneficial interests in the shares beneficially owned by TZE, but he disclaims beneficial ownership of such shares.
(6)Mr. Wang is a director of TZE and may be deemed to have beneficial interests in the shares beneficially owned by TZE, but he disclaims beneficial ownership of such shares.
(7)Mr. Xu is an executive officer of TZE and may be deemed to have beneficial interests in the shares beneficially owned by TZE, but he disclaims beneficial ownership of such shares
(8)Mr. Wang is a director of TZE and may be deemed to have beneficial interests in the shares beneficially owned by TZE, but he disclaims beneficial ownership of such shares.
(9)Mdm. Zhang is a director of TZE and may be deemed to have beneficial interests in the shares beneficially owned by TZE, but she disclaims beneficial ownership of such shares.
None of our shareholders have different voting rights from other shareholders as of the date of this annual report on Form 20-F.

6.F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

The Company has made a restatement of the gain on extinguishment of debt as reported in our second quarter Form 6-K, furnished to SEC on September 3, 2024. The error arose as a result of incorrect valuation methodology and assumptions used on the ratio of warrants to number of shares. The revised gain on extinguishment of debt should have been $35.3 million instead of $77.3 million as reported previously. In addition, carrying amount of warrants of $24.8 million were erroneously classified as equity and should have been classified as liabilities, as the fixed-for-fixed criteria was not met until the three months ended September 29, 2024. Consequently, interest expense, net, should be $14.1 million instead of $10.1 million as reported previously. The total effect on net loss attributable to the stockholders for the second quarter ended June 30, 2024 was $45.9 million.
Our audited financial results for 2024 were based on the restated gain on extinguishment of debt and interest expense, net, as described above and hence no further restatement is required. We have conducted a review of our compensation recovery policy and incentive-based compensation arrangements and have determined that no recovery of erroneously awarded compensation is required, as incentive-based compensation awarded is based on our audited financial results for the full fiscal year 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. MAJOR SHAREHOLDERS
The information below describes the beneficial ownership of our shares by each person or entity that beneficially own 5% or more of our shares, as of April 21, 2025.
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

As of April 21, 2025, we believe that there were 77 record holders in the United States and no more than 41% of our outstanding shares are held of record by residents of the United States.

Holder	Maxeon Shares	Percentage Ownership
Zhonghuan Singapore Investment and Development Pte. Ltd. (1)(2)	9,959,362	59.0%
(1)Based on the information contained in a Schedule 13D/A filed with the SEC on March 31, 2025 by Zhonghuan Singapore Investment and Development Pte. Ltd, a direct wholly owned subsidiary of TZE (“TZE SG”). TZE SG has shared voting and dispositive power over 9,959,362 ordinary shares. The amount of ordinary shares presented excludes ordinary shares issuable upon conversion of the Existing 1L Notes held by TZE SG (including ordinary shares issuable upon conversion of any increased principal amount of the Existing 1L Notes through interest that is payable in kind) as we can elect to settle conversions of the Existing 1L Notes by paying or delivering, as applicable, cash, ordinary shares or a combination of cash and ordinary shares.

(2)Based on (a) a denominator equal to the sum of (a) 16,896,729 ordinary shares outstanding on April 21, 2025, and (b) the number of ordinary shares issuable upon exercise or conversion of convertible securities within 60 days of April 21, 2025 beneficially owned by the applicable major shareholder.
On May 19, 2023, the Company completed the Company Offering and the TotalEnergies Offering, each at a price per share of $2,800.00. In addition, on May 16, 2023,we completed the “2023 TZE Private Placement”.TotalEnergies was previously a major shareholder for purposes of this Item 7.A, owning 14.6% of our ordinary shares as of May 21, 2024, 24.4% of our ordinary shares as of February 24, 2023, and 24.66% of our ordinary shares as of March 16, 2022. TotalEnergies filed Amendment No. 5 to its Schedule 13D on July 25, 2024 representing that it no longer owned 5% or more of our ordinary shares, and thus TotalEnergies has ceased to be one of our major shareholders.
The Company underwent a series of restructuring transactions in fiscal year 2024 that resulted in TZE SG, an affiliate of TZE, becoming our controlling shareholder on August 30, 2024. TZE is an affiliate of TCL Technology
Group, a China-based diversified global technology leader in display and solar-grade green silicon materials, consumer electronics and smart sustainable homes. TZE SG beneficially owned approximately 22.4% of our ordinary shares as of May 21, 2024, 36.5% of our ordinary shares as of February 24, 2023, and 24.2% of our ordinary shares as of March 16, 2022. The voting rights of TZE do not differ from the voting rights of holders of our ordinary shares who are not major shareholders. For additional information about our transactions and affiliation with TZE, see “Item 7.B. Related Party Transactions.”
We are not aware of any arrangement that may, at a subsequent date, result in a change of our control.
7.B. RELATED PARTY TRANSACTIONS
Agreements with TZE
Agreements with TZE Relating to the Sale of Certain Non-U.S. Assets and Subsidiaries

In February and March 2025, respectively, the Company completed the sale of certain Non-U.S. assets and subsidiaries to TZE and its affiliates. In connection with these transactions, the Company entered into certain ancillary agreements with TZE or its affiliates, including: (i) a procurement agency agreement selling certain assets of the Company and its subsidiaries located within the Philippines, (ii) the SPML Transitional Services Agreement providing for certain shared services for one year following the closing, and (iii) the “Bilateral Development Services Agreement providing for the respective affiliates of the Company and TZE to further the development of Maxeon 8 Technology. For additional information, see “Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other Events.”

In connection with the closing of the “rest-of-the-world” distributed generation transactions, we entered into the Rest-of-the-world Transitional Services Agreement and the Asset Transfer Agreement, as detailed under “Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other Events.”
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
Financing Transactions with TZE
Pursuant to a share purchase agreement, dated May 16, 2023, Maxeon entered into the 2023 TZE Private Placement with TZE SG.
During the course of fiscal year 2024, the Company was a party to a series of Debt Restructuring Transactions and the Forward Purchase with TZE and its affiliates that ultimately culminated in TZE becoming our controlling shareholder. A summary of such transactions is set forth below.
Previously, on August 26, 2020, Maxeon granted to TZE SG an option to purchase an amount of Maxeon shares that would allow TZE to maintain its percentage ownership of outstanding Maxeon shares following any conversion of the Green Convertible Notes as compared to its percentage ownership existing immediately prior to any such conversion. The option agreement was amended and restated on May 30, 2024 (the “A&R Option Agreement”) in connection with the issuance of the Exchange Securities, pursuant to which TZE SG was granted the right to purchase a number of ordinary shares of the Company in order to maintain its percentage ownership of ordinary shares of the Company to provide for anti-dilution protection against (1) (i) any conversion of the then-outstanding Exchange Notes and (ii) any exercise of the Exchange Warrants, in each case, following the Optional Exchange of the Exchange Notes in accordance with the terms thereof and (2) prior to or following the Optional Exchange, any conversion of the then-outstanding Green Convertible Notes.
On May 31, 2024, the Company completed the sale of $25 million in principal amount of the Company’s existing 7.50% Convertible First Lien Senior Secured Notes due 2027 (the “Existing 1L Notes”) to TZE SG pursuant to the terms of a convertible note purchase agreement dated May 30, 2024. In connection with such transaction, the Company and certain of its subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands and Switzerland concurrently entered into customary secured transaction relating to certain assets (including intellectual property) located or registered in the United States to secure their respective obligations with respect to the Existing 1L Notes.

Pursuant to exchange agreements entered into on May 30, 2024, on June 20, 2024, the Company issued to certain investors, including TZE SG: (x) $138,950,000 principal amount of new Tranche A Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche A Exchange Notes”), (y) $65,069,403 principal amount of new Tranche B Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche B Exchange Notes,” and together with Tranche A Exchange Notes, the “Exchange Notes”) and (z) 9,925,000 warrants (the “Exchange Warrants” and, together with the Exchange Notes, the “Exchange Securities”)

granting such holders the right to purchase ordinary shares, no par value (the “Shares”) of the Company subject to the terms and conditions set forth therein, in exchange for $198,500,000 aggregate principal amount of the Existing 2025 Notes, representing approximately 99.25% of the outstanding principal amount of the Existing 2025 Notes, and $5,519,403 of interest outstanding thereon on the closing date.
Concurrently, on June 20, 2024, the Company entered into a supplemental indenture amending the Existing 1L Notes in order to, among other things, (i) extend the maturity date of the Existing 1L Notes from August 17, 2027 to August 17, 2029; (ii) amend the interest rate of the Existing 1L Notes from 7.50% per annum to (a) 8.50% per annum, if the Company elects to pay the interest in cash and payment-in-kind interest or (b) 7.50% per annum, if the Company elects to pay the interest solely in cash; (iii) change the per share conversion price to equal conversion price of the New 1L Notes, subject to reset in the future in connection with the TZE 2024 Private Placement; (iv) amend certain covenants of the Existing 1L Notes to permit the incurrence of indebtedness under the New 1L Notes, the Exchange Notes and certain additional senior secured indebtedness of the Company; (v) amend certain covenants of the Existing 1L Notes to (a) permit the incurrence of a security interest to secure the New 1L Notes on a pari passu basis, (b) to secure the Exchange Notes on a second lien basis, and (c) to secure certain senior indebtedness on a pari passu basis or on a second lien basis, as the case may be; and (vi) add new provisions with respect to the entry of an intercreditor agreement (the “Amended 1L Notes”). The Amended 1L Notes are 100% held by TZE SG.
In connection with the amendment to the Existing 1L Notes and the issuance of the New 1L Notes, the Company and TZE SG on June 20, 2024 entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to file, within 90 days of receipt of a demand from TZE SG, a shelf registration statement for the resale of all Registrable Securities (as defined in the agreement) issued to TZE SG pursuant to the foregoing transactions. Additionally, on June 20, 2024, the Company entered into a supplemental deed to the then-existing Shareholders Agreement with TotalEnergies Solar INTL SAS, TotalEnergies Gaz Electricite Holdings SAS and TZE SG, in order to, among other things, provide for the establishment of the Strategy and Transformation Committee of the Maxeon Board, consisting of one TZE designee and two designees of the Maxeon Board.
On June 20, 2024, pursuant to the terms of a securities purchase agreement entered into between the Company and TZE SG on May 30, 2024, the Company also completed the sale to TZE SG of $97,500,000 in aggregate principal amount of the Company’s 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “New 1L Notes”) at an aggregate purchase price of $97,500,000 consisting of (x) $70,000,000 in cash consideration paid by the TZE SG, (y) $25,000,000 in aggregate principal amount of Existing 1L Notes that were tendered by TZE SG in exchange for $25,000,000 principal amount of New 1L Notes and (z) $2,500,000 that was paid by TZE SG to a third-party consulting firm on behalf of the Company. In connection with the issuance of the New 1L Notes, the Company also issued to TZE SG a warrant (the “Investor Warrant”) for no additional consideration granting TZE SG the right to purchase ordinary shares of the Company.
Share figures and per-share amounts in the below disclosures have been updated to give effect to the Company’s October 8, 2024 1-for-100 reverse share split:

•On July 10, 2024 and July 18, 2024, TZE exercised the warrants issued on June 20, 2024 to purchase a total of 1,152,593 ordinary shares for an aggregate exercise price of $1,152,593. Then, on August 13, 2024, TZE further exercised warrants issued on June 20, 2024 to purchase a total of 30,190 ordinary shares from the Company at an aggregate exercise price of $30,190. Finally, on August 30, 2024, TZE further exercised warrants issued on June 20, 2024 to purchase a total of 23,739 ordinary shares from the Company at an aggregate price of $23,739.
•On August 30, 2024, the Company issued and sold 82,919 ordinary shares to TZE at a purchase price of $1,206.00 per share for an aggregate purchase price of approximately $100 million pursuant to the terms of the Forward Purchase Agreement entered on June 14, 2024 by and between the Company and TZE SG (the “Forward Purchase Agreement”).
As of August 30, 2024, after giving effect to the foregoing transactions, TZE owned approximately 69.3% of the voting power of the Company. Additionally, in connection with the completion of the Forward Purchase, the Company and TZE amended and restated the Shareholders Agreement providing that TZE has the right to cause the

Company to reduce the number of directors to nine, consisting of five TZE designees, three independent directors, and our Chief Executive Officer. TZE temporarily waived such right on January 26, 2025 and reserves the right to notify the Company when its waiver of the board reduction will expire. For more information, see “Item 6.C. Board Practices— Composition of the Maxeon Board.” Additionally, on August 30, 2024, the Company and TZE entered into a supplemental amendment to the amended and restated Registration Rights Agreement pursuant to which the definition of Registerable Securities (as defined in the Registration Rights Agreement) was amended to include the ordinary shares issued to TZE as a result of the foregoing debt and equity financing transactions.
For more information, see “Note 20. Subsequent Events—Debt Restructuring Transactions.”
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
Not Applicable.
ITEM 8. FINANCIAL INFORMATION
8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Please refer to “Item 18. Financial Statements.”
Export Sales
Export sales outside of Singapore constituted 100% of the Company’s total sales during the fiscal years 2024. Such sales accounted for 99% and 100%, respectively, of the Company’s total sales during the fiscal year 2023 and 2022.
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
In connection with our separation from SunPower, we entered into a Separation and Distribution Agreement with SunPower on November 8, 2019 pursuant to which SunPower agreed to indemnify us for certain litigation claims in which we or one of our subsidiaries is named as a defendant or party (the “Separation and Distribution

Agreement”). On August 5, 2024, SunPower filed a voluntary petition for bankruptcy under Chapter 11 of the US Bankruptcy Code and the Separation and Distribution Agreement was rejected as part of the bankruptcy proceedings. As a result, we have made a provision for an expected credit loss of $12.1 million in fiscal year 2024 on receivables from SunPower for the rejected indemnified arrangements under the Separation and Distribution Agreement.
On June 27, 2024, shareholder of the Company filed a putative class action complaint (the “Complaint”) against the Company and certain of our officers in the United States District Court for the Northern District of California. The Complaint alleges violations of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder in connection with certain disclosures made by the Company between November 13, 2023 and May 30, 2024 relating to our relationship and dealings with SunPower, seeking unspecified damages. We filed a motion to dismiss this lawsuit in December 2024, and the lead plaintiff filed an opposition to the motion, to which we have further filed a reply. The court held a hearing in relation to our motion to dismiss in April 2025 and we are awaiting its further issuance of an order.
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
Shareholders’ Meetings
We are required to hold an annual general meeting within six months after the end of each financial year. Our previous financial year ended on December 31, 2024 and subsequent financial years will end on the last day of a period of 12 months after the end of the previous financial year. The Maxeon Board may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders holding not less than one-tenth of the paid-up shares as at the date of deposit carries the right to vote at general meetings (disregarding paid-up capital held as treasury shares). In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders. The Singapore Companies Act requires not less than:
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
Under the Singapore Take-overs Code, persons “acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain individuals and companies are presumed to be acting in concert with each other unless the contrary is established. They include:
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
•a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts);

•a company with any of its pension funds and employee share schemes;
•a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

•a financial or other professional advisor, including a stockbroker, with its client in respect of the shareholdings of the advisor and persons controlling, controlled by or under the same control as the advisor;

•directors of a company (together with their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for their company may be imminent;
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
The Singapore Take-overs Code generally provides that the board of an offeree company should bring an offer to its shareholders in accordance with the Singapore Take-overs Code and refrain from an action which will deny the shareholders from the possibility to decide on the offer.
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
Limitations of Liability and Indemnification Matters

Pursuant to the Singapore Companies Act, any provision that purports to exempt an officer of a company (to any extent) from any liability that would otherwise attach to him or her or any provision by which a company directly or indirectly provides an indemnity (to any extent) for an officer of the company against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. This prohibition applies to any provision, whether contained in the company's constitution or in any contract with the company or otherwise. However, the Singapore Companies Act specifically provides that we are allowed to:
•purchase and maintain for any officer of the company insurance against any liability that would otherwise attach to such officer in connection with any negligence, default, breach of duty or breach of trust in relation to the company; and
•indemnify any officer against liability incurred by the officer to a person other than the company, except when the indemnity is against: (a) any liability of the officer to pay: (i) a fine in criminal proceedings; or (ii) a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or; (b) any liability incurred by the officer: (i) in defending criminal proceedings in which the officer is convicted; (ii) in defending civil proceedings brought by the company or a related company in which judgment is given against the officer; or (iii) in connection with an application for relief under Sections 76A(13) or 391 of the Singapore Companies Act in which the court refuses to grant the officer relief.

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

If any Singaporean tax is imposed on the sale or other disposition of our shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Singaporean tax. See “Item.10.E. Taxation—Material Singapore Tax Considerations—Income Taxation Under Singapore Law—Capital Gains upon Disposition of Shares” for a description of when a disposition may be subject to taxation by Singapore. U.S. Holders should consult their own tax advisors concerning the creditability or deductibility of any Singaporean income tax imposed on the disposition of shares in their particular circumstances.

U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of the ownership and disposition of our shares under the laws of the United States (federal, state and local) or any other relevant taxation jurisdiction.
Passive Foreign Investment Company
In general, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, “gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a non-passive asset to the extent attributable to our non-passive income
Based on the nature of our business, the composition of our income and assets, and the value of our shares, we do not believe we were a PFIC for the taxable year ended December 31, 2024 and do not anticipate being a PFIC for our current taxable year or in the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
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
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds from a sale, exchange or other taxable disposition (including redemption) of our shares that are made within the United States, by a U.S. payer or through certain U.S.-related financial intermediaries to a U.S. Holder generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding in the manner required.
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
Capital Gains upon Disposition of Shares

Any gains considered to be in the nature of capital made from the sale of our shares will not be taxable in Singapore to the extent that they do not fall within the ambit of the new Section 10L of the Income Tax Act 1947 of Singapore (“ITA”), which came into effect on 1 January 2024. Any gains of an income nature would be subject to tax at the prevailing corporate income tax rate of 17.0%. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore (“IRAS”) regards as the carrying on of a trade or business in Singapore. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the investor had the intention or purpose of making a profit at the time of acquisition of our shares.

However, under Singapore tax laws, subject to section 10L of the ITA, there is a temporary safe harbor rule where any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally exempt from tax if immediately prior to the date of the relevant disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months. Subject to certain prescribed exemptions, the safe harbor rule is only applicable if the divesting company, at the time of lodgment of its income tax return in Singapore relating to the period in which the disposal of ordinary shares occurred, provides such information and documentation as may be specified by the IRAS.

Under Section 10L of the ITA, gains received in Singapore by an entity of a relevant group from the sale or disposal of any movable or immovable property outside Singapore will be treated as income chargeable to tax under Section 10(1)(g) of the ITA under certain circumstances. Any registered shares, equity securities or securities will be deemed to be located outside Singapore if the register or principal register (if there is more than one register) is located outside Singapore regardless of where the company is incorporated. If our shares are deemed to be foreign assets, gains from their disposal will be subject to tax if an entity of a relevant group (other than an excluded entity) disposed of our shares on or after 1 January 2024. An entity is a member of a group of entities if its assets, liabilities, income, expenses and cash flows are (a) included in the consolidated financial statements of the parent entity of the group; or (b) excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale. A group is a relevant group if: (a) the entities of the group are not all incorporated, registered or established in Singapore; or (b) any entity of the group has a place of business outside Singapore. An excluded entity is defined in section 10L of the ITA to include a pure equity-holding company or any other entity without adequate economic substance in Singapore taking into account factors enumerated in Section 10L of the ITA.

Investors are advised to consult their own tax advisors on the applicable tax treatment if they received gains in Singapore from the disposal of our shares.

Adoption of FRS 39, FRS 109 or SFRS(I) 9 for Singapore Income Tax Purposes

Holders of our shares who apply or who are required to apply Financial Reporting Standard ("FRS") 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 ("SFRS(I) 9") (as the case may be), for Singapore income tax purposes may be required to recognize gains or losses (not being gains or losses in the nature of capital) on our shares, irrespective of disposal, in accordance with FRS 39 or FRS 109 or SFRS(I) 9 (as the case may be).

Shareholders should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding or disposal of our shares.

Global Anti-Base Erosion Model Rules (Pillar Two)

The Global Anti-Base Erosion Model Rules (Pillar Two) rules are implemented in Singapore via the Multinational Enterprise (Minimum Tax) Act 2024 ("MMTA"). It introduces (1) the multinational enterprise top-up tax ("MTT"), and (2) the domestic top-up tax ("DTT").

The MMTA will apply to a multinational enterprise ("MNE") group for a financial year beginning on or after 1 January 2025 if its annual consolidated group revenue (determined by reference to the consolidated financial statements of its ultimate parent entity) for at least 2 financial years out of the 4 financial years immediately before that financial year is equal to or exceeds EUR 750 million.

MTT applies to a Singapore parent entity's ownership interest in its relevant entities outside Singapore and its stateless entities. The minimum rate for MTT is 15% and the top-up amount is computed using the effective tax rate ("ETR") that is calculated on a jurisdictional basis for an MNE group. The charging provision imposes MTT on an entity if (1) the entity is a responsible member of an MNE group at any time in the financial year, (2) the MNE group is an in-scope MNE group for the financial year, (3) the entity holds an ownership interest in another constituent entity ("CE") of the MNE group at any time in the financial year, (4) that other CE is located in a jurisdiction outside Singapore or is a stateless entity, and has a top up amount for the financial year, and (5) the entity is located in Singapore.

The DTT imposes a top-up tax on certain CEs located in Singapore to raise their ETR to at least 15%. The charging provision imposes DTT equivalent to the top-up tax on an MNE group for a financial year if (1) the MNE group is an in-scope MNE group, (2) at least one of its CEs is located in Singapore or is: (a) a flow through entity established, formed, incorporated or registered under the laws of Singapore, (b) not a responsible member, and (c) a reverse hybrid entity with respect to any of its income, expenditure, profit or loss, and (3) the MNE group has a top up amount for that financial year.

In-scope MNE groups are subject to various administrative requirements. This includes registering under the MMTA, designating a Singapore CE to be a Designated Local DTT Filing Entity / Designated Local GIR Filing Entity, submitting MTT and DTT returns, and making a GloBE information return ("GIR") filing.

The MTT and DTT regimes provide for safe harbours to reduce the MNE groups' compliance burden. Where a safe harbour is elected by an MNE group for a jurisdiction, the top-up amounts for qualifying entities of the MNE group in the jurisdiction are treated as nil. Singapore currently has three safe harbours: (1) transitional CbCR Safe Harbour, (2) simplified Calculations Safe Harbour, and (3) QDMTT Safe Harbour.

Goods and Services Tax

Issuance and transfer of our shares to investors belonging in Singapore is exempt from GST and to investors belonging outside Singapore is zero-rated (i.e., charged at 0% GST). Consequently, investors should not incur any GST on the subscription of our shares. The subsequent disposal of our shares by investors is similarly exempt from GST, zero-rated or out-of-scope, as the case may be. Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or transfer of our shares will be subject to GST at the prevailing standard-rate (8.0% for fiscal year 2023 and has increased to 9.0% effective from January 1, 2024). Similar services rendered contractually to and directly for the benefit of an investor belonging outside Singapore should be zero-rated (i.e., charged at 0% GST) provided that the investor is not physically present in Singapore at the time the services are performed.
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
As the relevant deeming provisions under Section 60F of the Stamp Duty Act 1929 of Singapore are quite broad, registered shareholders of our shares may wish to note that electronic document executed outside Singapore may still be deemed to be received in Singapore if the branch records is accessed/retrieved in Singapore. As it may not be practical to anticipate the circumstances where an instrument may be considered received in Singapore, investors should consult their tax advisors regarding the particular Singapore stamp duty implications for them.
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
Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.
Management's Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024 based on the criteria described in Internal Control-Integrated Framework issued by COSO. Management reviewed the results of its assessment with our Audit Committee.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 20-F.
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
There were no changes in our internal control over financial reporting during fiscal year 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

	Fiscal Year Ended
	December 31, 2024	December 31, 2023
(In thousands)
Audit fees	$2,291	$2,944
Audit-related fees(1)	—	329
Tax fees(2)	458	116
Others(3)	187	227
	$2,936	$3,616

(1)Relates to the aggregate fees for services with respect to review of interim financial information and other professional services rendered related to the audit of our financial statements that are not reported under “audit fees.”
(2)Relates to the aggregate fees for services with respect to tax compliance, tax advice and tax planning.
(3)Fees for fiscal year 2024 primarily relates to the professional services for S-8 Filing and design of agency and transfer pricing advisory services. Fees for fiscal year 2023 relates to the aggregate fees billed for the ordinary shares issuance for fiscal year ended December 31, 2023.
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
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable.
ITEM 16F. CHANGE IN CERTIFYING ACCOUNTANT
Not Applicable.
ITEM 16G. CORPORATE GOVERNANCE
We are subject to NASDAQ corporate governance standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Singapore, which is our home country, may differ significantly from NASDAQ corporate governance standards. Additionally, as a controlled company, we are permitted not to comply with certain requirements of
NASDAQ, including the requirement to have a majority of the Maxeon Board be comprised independent directors, and the requirement to have a compensation committee comprised solely of independent directors. Other than the home country practices and controlled company practices described in the section “Item 6.C Board Practices—Corporate Governance Differences”, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NASDAQ listing rules. See “Item 3.D Risk Factors—Risks Related to the Ownership of Our Shares.”— As a foreign private issuer, we are permitted to and follow certain home country corporate governance requirements in lieu of certain NASDAQ requirements applicable to domestic issuers.”
ITEM 16H. MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
ITEM 16J. INSIDER TRADING POLICIES
The Company has insider trading policies and procedures that govern the purchase, sale and other dispositions of the Company’s securities by directors, officers, employees and other covered persons. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. A copy of our Insider Trading Policy is filed with this Annual Report on Form 20-F as Exhibit 11.2.
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
Our cybersecurity processes compliment our enterprise-wide risk assessment architecture having identified cybersecurity risk as a significant enterprise risk. We monitor our processes as they relate to the identified risks and track any cybersecurity risk treatment plans for progress and completion. These processes are aligned with standard industry frameworks such as the National Institute of Standards and Technology (NIST) Cybersecurity Framework, International Organization for Standardization (ISO) 27001, Center for Internet Security Critical Security Controls and other industry standards. To further improve the effectiveness of our cybersecurity risk management framework, we have in the past, and may continue to do so in the future, engage third party consultants to conduct external evaluations, including the performance of penetration testing, red team testing, maturity testing, independent audits or consulting on best practices to address new challenges.
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

Role of Management
Our CIO has oversight of cybersecurity governance, decision-making, risk management, awareness, and compliance across the Company and employs a cybersecurity program designed to protect the Company’s information systems from cybersecurity threats and to respond to incidents in accordance with the Company’s incident response plan and other policies and procedures. The Cyber Committee (a subcommittee to the Company’s Disclosure Committee), chaired by the Chief Financial Officer, brings together the CIO, CISO, Chief Legal Officer, Data Protection Officer and any other representative of the management team who the Cyber Committee determined to be necessary or advisable from time to time depending on certain facts and circumstances. The Cyber Committee meets on an ad hoc basis in response to occurrence of a cybersecurity incident. The Cyber Committee provides a forum for these cross-functional members of management to:

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
The CISO manages our GIS team. Through ongoing communications with the team, the CIO and CISO are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents and progress on cybersecurity infrastructure initiatives.

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
Our CIO has 36 years of experience with information technology, including as an executive manager of information security functions and has been a chief information officer for more than 10 years in publicly listed companies. Our CIO holds a Bachelor of Science degree from University of San Francisco Information Systems Management. Our CISO, holds a bachelor of engineering degree with more than 23 years of IT experience across various IT Infrastructure domains, inclusive of cyber security, and has been in key IT leadership roles for over 10 years at multiple public listed companies.
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

2.1
Form of Specimen Share Certificate for Maxeon Solar Technologies, Ltd.’s Ordinary Shares (incorporated by reference to Exhibit 2.1 from our registration statement on Amendment No. 2 to Form 20-F (File No. 001-39368) filed with the SEC on July 31, 2020)

2.2
Amended and Restated Registration Rights Agreement, dated June 20, 2024, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. (incorporated by reference to Exhibit 99.6 to the Report on Form 6-K (File No. 001-39368) filed with the SEC on June 21, 2024).

2.3
Supplemental Agreement to Amended and Restated Registration Rights Agreement, dated as of August 30, 2024, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K (File No. 001-39368) filed with the SEC on September 3, 2024).

2.4
Amended and Restated Shareholder Agreement, dated August 30, 2024, by and between Maxeon Solar Technologies,Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K (File No. 001-39368) filed with the SEC on September 3, 2024).

2.5	Description of Securities registered under Section 12 of the Exchange Act

2.6†
Convertible Notes Purchase Agreement, dated August 12, 2022, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 12, 2022)

2.7†
Indenture, dated August 17, 2022 as amended and restated on June 20, 2024, by and among Maxeon Solar Technologies, Ltd., the Guarantors party thereto, Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited (incorporated by reference to to Exhibit 99.3 from our report on Form 6-K (File No. 001-39368) filed with the SEC on June 21, 2024)

2.8
Form of Global Note, representing Maxeon Solar Technologies, Ltd.’s 7.50% Convertible First Lien Senior Secured Notes due 2027 (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 17, 2022)

2.9
Registration Rights Agreement, dated August 17, 2022, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. (incorporated by reference to Exhibit 99.3 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 17, 2022)

2.10
Supplemental Indenture No. 1, dated September 30, 2022, to the indenture dated as of August 17, 2022, providing for the issuance of the Company’s 7.50% Convertible First Lien Senior Secured Notes,by and among Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on October 4, 2022)

2.11
Supplemental Indenture No. 2, dated October 14, 2022, to the indenture dated as of August 17, 2022, providing for the issuance of the Company’s 7.50% Convertible First Lien Senior Secured Notes, by and among the Maxeon Solar Technologies, Ltd., SunPower Systems Sárl, Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on October 18, 2022)

2.12
Supplemental Indenture No. 3, dated October 14, 2022, to the indenture dated as of August 17, 2022, providing for the issuance of the Company’s 7.50% Convertible First Lien Senior Secured Notes, by and among the Maxeon Solar Technologies, Ltd., SunPower Philippines Manufacturing Ltd., Deutsche Bank Trust Company Americas, DB Trustees (Hong Kong) Limited and Rizal Commercial Banking Corporation – Trust and Investments Group (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on October 18, 2022)

2.13
Supplemental Indenture No. 4, dated November 13, 2023, to the indenture dated as of August 17, 2022, providing for the issuance of the Company’s 7.50% Convertible First Lien Senior Secured Notes, by and among the Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on November 14, 2023)

Exhibit Number	Description
2.14
Supplemental Indenture No. 5, dated January 30, 2024, to the indenture dated as of August 17, 2022, providing for the issuance of the Company’s 7.50% Convertible First Lien Senior Secured Notes, by and among the Maxeon Solar Technologies, Ltd. and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 2.16 from our Annual Report on Form 20-F filed with the SEC on May 30, 2024)

2.15
Supplemental Indenture No. 6, dated May 31, 2024, to the indenture dated as of August 17, 2022, providing for the issuance of the Company’s 7.50% Convertible First Lien Senior Secured Notes among Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, DB Trustees (Hong Kong) Limited and Rizal Commercial Banking Corporation–Trust and Investments Group (incorporated by reference to Exhibit 99.1 from our Report on Form 6-K filed with the SEC on May 31, 2024)

2.16†
Supplemental Indenture No. 7, dated June 20, 2024, to the indenture dated August 17, 2022, by and among, Maxeon Solar Technologies, Ltd., the guarantors party thereto, Deutsche Bank Trust Company Americas, DB Trustees (Hong Kong) Limited and Rizal Commercial Banking Corporation – Trust and Investment Group (incorporated by reference to Exhibit 99.3 from our Report on Form 6-K filed with the SEC on June 21, 2024)

2.17†
Supplemental Indenture No. 8, dated January 26, 2025, to the indenture dated August 17, 2022, as amended, relating to the Variable-Rate Convertible First Lien Senior Secured Notes due 2029, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, DB Trustees (Hong Kong) Limited, and RCBC Trust Corporation (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on January 27, 2025)

2.18†
Supplemental Indenture No. 9, dated February 18, 2025, to the indenture dated August 17, 2022, as amended, relating to the Variable-Rate Convertible First Lien Senior Secured Notes due 2029, by and among Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, DB Trustees (Hong Kong) Limited, and RCBC Trust Corporation (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on February 18, 2025)

2.19†
Indenture, dated June 20, 2024, relating to the 9.00% Convertible First Lien Senior Secured Notes due 2029, by and among, Maxeon Solar Technologies, Ltd., the guarantors party thereto, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, Rizal Commercial Banking Corporation – Trust and Investment Group (incorporated by reference to Exhibit 99.4 from our report on Form 6-K (File No. 001-39368) filed with the SEC on June 21, 2024)

2.20†
Supplemental Indenture No. 1, dated January 26, 2025, to the indenture dated June 20, 2024, relating to the 9.00% Convertible First Lien Senior Secured Notes due 2029, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on January 27, 2025)

2.21†
Supplemental Indenture No. 2, dated February 18, 2025, to the indenture dated June 20, 2024, relating to the 9.00% Convertible First Lien Senior Secured Notes due 2029, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on February 18, 2025)

2.22†
Indenture, dated June 20, 2024, relating to the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028, by and among, Maxeon Solar Technologies, Ltd., the guarantors party thereto, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on June 21, 2024)

2.23†
Supplemental Indenture No. 1, dated January 26, 2025, to the indenture dated June 20, 2024, relating to the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation (incorporated by reference to Exhibit 99.3 from our report on Form 6-K (File No. 001-39368) filed with the SEC on January 27, 2025)

Exhibit Number	Description
2.24†
Supplemental Indenture No. 2, dated February 18, 2025, to the indenture dated June 20, 2024, relating to the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee (incorporated by reference to Exhibit 99.3 from our report on Form 6-K (File No. 001-39368) filed with the SEC on February 18, 2025)

2.25
Warrant Agency Agreement, dated June 20, 2024, between Maxeon Solar Technologies, Ltd. and Computershare, Inc., as warrant agent (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on June 21, 2024)

2.26
Warrant to Purchase Ordinary Shares, dated June 20, 2024, by and between Maxeon Solar Technologies, Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd.(incorporated by reference to Exhibit 99.5 from our report on Form 6-K (File No. 001-39368) filed with the SEC on June 21, 2024)

2.27
Supplemental Deed to the Shareholders Agreement, dated as of June 20, 2024, by and among Maxeon Solar Technologies, Ltd., TotalEnergies Solar INTL SAS, TotalEnergies Gaz Electricite Holdings SAS and Zhonghuan Singapore Investment and Development Pte. Ltd.(incorporated by reference to Exhibit 99.7 from our report on Form 6-K (File No. 001-39368) filed with the SEC on June 21, 2024)

2.28
Supplemental Indenture No. 3, dated April 30, 2025, to the indenture dated June 20, 2024, relating to the 9.00% Convertible First Lien Senior Secured Notes due 2029, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee

4.1
Maxeon Solar Technologies, Ltd. 2020 Omnibus Incentive Plan, as amended and restated on October 9, 2024 (incorporated by reference to Exhibit 4.2 from Post-Effective Amendment No. 1 to our registration statement on Form S-8, filed with the SEC on October 9, 2024)

4.2
Prepaid Forward Share Purchase Confirmation, dated as of July 17, 2020, by and between Maxeon Solar Technologies, Ltd. and Merrill Lynch International (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.3
Brand Framework Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.7 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.4
Cross-License Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.8 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.5
Physical Delivery Forward Confirmation, dated as of July 17, 2020, by and between Maxeon Solar Technologies, Ltd. and Merrill Lynch International (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower Corporation on July 20, 2020)

4.6
Equity Transfer by and among SunPower Manufacturing Corporation Limited and Zhonghuan Hong Kong Holding Limited dated April 26, 2024 (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on April 26, 2024)

4.7
Intellectual Property License Agreement by and among Maxeon Solar Pte. Ltd. and Zhonghuan Singapore Investment and Development Pte. Ltd. dated April 26, 2024 (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on April 26, 2024)

4.8
Tax Matters Agreement, dated August 26, 2020, by and between Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on August 27, 2020)

4.9
DG P-Series Products Master Supply Agreement by and among, Huansheng Photovoltaic (Jiangsu) Co., Ltd, Huansheng NewEnergy (Jiangsu) Co., Ltd. and Maxeon Solar Technologies, Ltd. dated April 26, 2024 (incorporated by reference to Exhibit 99.4 from our report on Form 6-K (File No. 001-39368) filed with the SEC on April 26, 2024)

Exhibit Number	Description

4.10
Silicon Wafer Master Supply Agreement dated as November 16, 2021, by and between Maxeon Solar Pte. Ltd. and Zhonghuan Hong Kong Holdings Limited. (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with SEC on November 17, 2021)

4.11†
Amendment, Settlement and Release Agreement, dated November 13, 2024, by and among Maxeon Solar Technologies, Ltd. and SunPower Corporation (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-39368) filed with the SEC on November 15, 2023)

4.12†
Sale and Purchase Agreement by and among SunPower Technology Ltd, Lumetech Pte. Ltd. and SunPower Philippines Manufacturing Ltd. dated January 26, 2025 (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on January 27, 2025)

4.13†
Sale and Purchase Agreement by and among Maxeon Solar Technologies, Ltd., Lumetech B.V., and TCL SunPower International Pte. Ltd. dated February 18, 2025 (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on February 18, 2025)

4.14†	Procurement Agency Agreement by and between Maxeon Solar Technologies, Ltd. and Lumetech Pte. Ltd. dated February 28, 2025

4.15†	Transitional Services Agreement by and between Maxeon Solar Pte. Ltd. and Lumetech Pte. Ltd. dated February 28, 2025

4.16†	Bilateral Development Services Agreement by and between Maxeon Solar Pte. Ltd. and Lumetech Pte. Ltd. dated February 28, 2025

4.17†
Supplemental Agreement to the Sale and Purchase Agreement by and among Maxeon Solar Technologies, Ltd., Lumetech B.V., and TCL SunPower International Pte. Ltd. dated March 28, 2025 (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) filed with the SEC on March 28, 2025)

4.18†
Asset Transfer Agreement by and among Maxeon Solar Pte. Ltd., Maxeon Americas, Inc., Maxeon Solar Technologies, Ltd., SunPower Systems Sarl, SunPower Corporation Australia Pty Limited, SunPower Energy Solutions France SAS, Maxeon Solar Products Mexico S.De R.L. De C.V., Lumetech B.V., and TCL SunPower International Pte. Ltd. dated March 31, 2025

4.19†
Trademark Assignment Agreement by and between Maxeon Solar Pte. Ltd. and TCL SunPower International Pte. Ltd. dated February 18, 2025 (incorporated by reference to Exhibit 99.3 from our report on Form 6-K (File No. 001-39368) filed with the SEC on February 18, 2025)

4.20†	Transitional Services Agreement by and between Maxeon Solar Pte. Ltd. and Lumetech B.V. dated March 31, 2025

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics

11.2	Insider Trading Policy

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description

15.1*	Consent of Ernst & Young LLP

97*	Compensation Recovery Policy

101 INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ George Guo
Name: George Guo
Title: Director and Chief Executive Officer

Date:  April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Maxeon Solar Technologies, Ltd. (the Company) as of December 31, 2024 and December 31, 2023, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2025 expressed an unqualified opinion thereon.
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
Warranty Valuation

Description of the Matter
As discussed in Notes 2 and 9 to the consolidated financial statements, the Company provides up to 40-years standard warranty for its manufactured solar panels, for defects in materials and workmanship and for greater than promised declines in power performance. The Company’s warranty reserves, which totaled $5.2 million (Short Term + Long Term Product Warranty) as of December 31, 2024, are generally computed using a statistical model that incorporates assumptions based on management’s best estimate of expected costs that could result from these warranties. This estimate considers a variety of factors, including historical warranty claims, results of accelerated lab testing, field monitoring, reliability estimates, and industry data for similar products.
Auditing the Company's warranty reserve involved a high degree of subjectivity due to significant measurement uncertainty associated with the estimate given the relatively short period of available historical data in relation to the contractual warranty period, and the sensitivity of the Company’s estimation of required reserves to changes in significant assumption, including management’s projection of future failure rates.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Inventory Reserve Valuation

Description of the Matter
The Company’s net inventories totaled $40.2 million as of December 31, 2024, which included $155.1 million of inventory reserves. As explained in Note 2 to the consolidated financial statements, the Company computed inventory cost on a first-in-first-out basis, and applied judgment in determining the realizability and the valuation of inventories. Excess and obsolete inventories and inventories with unfavorable pricing and cost fluctuations were written down to the estimated net realizable value if less than cost. The determination of the net realizable value associated with the eventual disposition of inventory involved significant judgments that considered several factors affected by market and economic conditions outside of the Company’s control. In particular, the significant assumptions applied were sensitive to the expected demand for the Company’s products in relation to industry supply and demand and competitive pricing environments.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Convertible Debt and Warrants Valuation

Description of the Matter
During the reporting period, the Company issued new convertible notes and warrants and modified the terms of its existing convertible notes as part of its debt restructuring and capital raising activities. As discussed in Note 7 and Note 11 to the consolidated financial statements, the convertible notes and warrants were recorded at fair value on initial recognition, determined using Level 3 inputs. The valuation of the convertible notes and warrants is significant to our audit due to their magnitude and involves estimates. In addition, the determination of the fair value involved significant unobservable inputs due to the absence of readily available market data. In particular, these inputs were sensitive to the models used to value the convertible notes.

Auditing the Company’s convertible notes and warrants was complex due to the significant estimation uncertainty associated with determining their fair value. This uncertainty primarily stemmed from assumptions and inputs adopted by the external valuers engaged by the Company and agreed by management regarding the valuation methodology applied for the expected dilution effect to the share price. Changes in these assumptions and inputs may materially affect the recognized fair value.

How We Addressed the Matter in Our Audit
We gained an understanding of, evaluated the design, and tested the operating effectiveness of the Company’s internal controls over the valuation process. This included controls over the review of the fair value results of the external valuers and the significant assumptions and data underlying the fair value calculation.

Our audit procedures included reviewing the valuation reports issued by the external valuers. We considered the objectivity, independence and expertise of the external valuers. In addition, we held discussions with the external valuers to understand the valuation techniques adopted and how the market uncertainties have been considered in the key assumptions and inputs adopted in the valuation. We involved our internal specialist to evaluate the methodology used, the significant inputs, and assessing the assumptions as discussed above adopted by the Company in consideration of the terms and features of the convertible notes and warrants. Further, we have assessed the adequacy of the disclosures in Note 7 and Note 11 to the financial statements relating to the key assumptions used in the valuation process, given the estimation uncertainty and sensitivity of the valuations.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2020.
Singapore April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Maxeon Solar Technologies, Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Maxeon Solar Technologies, Ltd.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Maxeon Solar Technologies, Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and December 31, 2023, the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 30, 2025 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.
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
/s/ Ernst & Young LLP
Singapore
April 30, 2025

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for shares data)

	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$28,895	$190,169
Restricted short-term marketable securities	—	1,403
Accounts receivable, net(1)	4,269	62,687
Inventories, net	40,220	308,948
Prepaid expenses and other current assets(1)	20,363	55,346
Assets classified as held for sale	172,269	466
Total current assets	$266,016	$619,019
Property, plant and equipment, net	72,858	280,025
Operating lease right of use assets	27,951	22,824
Intangible assets, net	523	3,352
Goodwill	—	7,879
Other long-term assets(1)	8,924	68,910
Total assets	$376,272	$1,002,009
Liabilities and Equity
Current liabilities
Accounts payable(1)	$62,544	$153,020
Accrued liabilities(1)	86,724	113,456
Contract liabilities, current portion(1)	74,312	134,171
Short-term debt	462	25,432
Operating lease liabilities, current portion	9,098	5,857
Liabilities classified as held for sale	105,368	—
Total current liabilities	$338,508	$431,936
Long-term debt	732	1,203
Contract liabilities, net of current portion(1)	3,333	113,564
Operating lease liabilities, net of current portion	27,434	19,611
Convertible debt(1)	273,766	385,558
Deferred tax liabilities	5,313	7,001
Other long-term liabilities(1)	15,551	38,494
Total liabilities	$664,637	$997,367
Commitments and contingencies (Note 9)
Equity (deficit)
Ordinary shares, no par value (16,711,109 and 539,591 issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	$—	$—
Additional paid-in capital	1,137,042	811,361
Accumulated deficit	(1,410,392)	(796,092)
Accumulated other comprehensive loss	(20,492)	(16,378)
Net deficit attributable to the Company	(293,842)	(1,109)
Noncontrolling interests	5,477	5,751
Total equity (deficit)	(288,365)	4,642
Total liabilities and equity (deficit)	$376,272	$1,002,009

(1)In fiscal year 2023, we had related-party balances for transactions with TCL Zhonghuan Renewable Energy Technology Co. Ltd, SunPower and TotalEnergies S.E. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. Due to the step-up investment by TZE SG in August 2024, SunPower and TotalEnergies S.E. and its affiliates are no longer a related party to the Company and the related party balance as of December 31, 2024 relates to that with TCL Zhonghuan Renewal Energy Co. Ltd and its affiliates. These related-party balances are recorded within the “Accounts receivable, net,” “Prepaid expenses and other current assets,” “Other long-term assets,” “Accounts payable,” “Accrued liabilities,” “Contract liabilities, current portion,” “Contract liabilities, net of current portion,” “Convertible debt,” and “Other long-term liabilities” financial statement line items in our Consolidated Balance Sheets (see Note 3, Note 4, Note 6, Note 10 and Note 11).
The accompanying notes are an integral part of these consolidated financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Fiscal Year Ended
	December 31, 2024	December 31, 2023	January 1, 2023
Revenue(1)	$509,048	$1,123,110	$1,060,113
Cost of revenue(1)	758,461	1,044,995	1,108,061
Gross (loss) profit	(249,413)	78,115	(47,948)
Operating expenses
Research and development(1)	37,550	45,703	49,682
Sales, general and administrative(1)	173,523	126,167	100,546
Restructuring charges	116,154	125,450	2,118
Total operating expenses	327,227	297,320	152,346
Operating loss	(576,640)	(219,205)	(200,294)
Other expense, net
Interest expense(1)	(45,366)	(42,438)	(30,343)
Interest income	2,087	9,387	2,531
Gain on extinguishment of debt	34,744	—	—
Other, net	(11,447)	(21,270)	2,223
Other expense, net	(19,982)	(54,321)	(25,589)
Loss before income taxes and equity in losses of unconsolidated investees	(596,622)	(273,526)	(225,883)
(Provision for) benefits from income taxes	(17,952)	626	(32,191)
Equity in losses of unconsolidated investees	—	(2,811)	(9,072)
Net loss	(614,574)	(275,711)	(267,146)
Net loss (income) attributable to noncontrolling interests	274	(118)	(278)
Net loss attributable to stockholders	$(614,300)	$(275,829)	$(267,424)

Loss per share:
Basic and diluted	$(96.00)	$(594.46)	$(653.85)

Weighted average shares used in loss per share computation:
Basic and diluted	6,399	464	409
(1)In fiscal year 2023, we had related-party transactions with TCL Zhonghuan Renewable Energy Technology Co. Ltd, SunPower and TotalEnergies S.E. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. Due to the step-up investment by TZE SG in August 2024, SunPower and TotalEnergies S.E. and its affiliates are no longer related parties to the Company and the related party balance relates to that with TCL Zhonghuan Renewal Energy Co. Ltd and its affiliates. These related-party transactions are recorded within the “Revenue,” “Cost of revenue,” “Operating expenses: Research and development and Sales, general and administrative,” and “Other expense, net: Interest expense” financial statement line items in our Consolidated Statements of Operations (see Note 3, Note 4 and Note 10).
The accompanying notes are an integral part of these consolidated financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Fiscal Year Ended
	December 31, 2024	December 31, 2023	January 1, 2023
Net loss	$(614,574)	$(275,711)	$(267,146)
Components of other comprehensive (loss) income, net of taxes
Currency translation adjustment	(5,302)	2,245	(2,954)
Net change in derivatives (Note 12)	1,441	4,077	(8,207)
Net (loss) gain on long-term pension liability adjustment	(253)	(592)	897
Total other comprehensive (loss) income	(4,114)	5,730	(10,264)
Total comprehensive loss	(618,688)	(269,981)	(277,410)
Comprehensive loss (income) attributable to noncontrolling interests	274	(118)	(278)
Comprehensive loss attributable to stockholders	$(618,414)	$(270,099)	$(277,688)
The accompanying notes are an integral part of these consolidated financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)

	Shares	Amount		Additional paid-in Capital	Accumulated Deficit		Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 2, 2022	442	$—		$624,261	$(262,961)		$(11,844)	$349,456	$5,419	354,875
Effect of adoption of ASU 2020-06	—	—		(52,188)	10,122		—	(42,066)	—	(42,066)
Net (loss) income	—	—		—	(267,424)		—	(267,424)	278	(267,146)
Issuance of ordinary shares for stock-based compensation, net of tax withheld	8	—		(257)	—		—	(257)	—	(257)
Distribution to non-controlling interests	—	—		—	—		—	—	(64)	(64)
Recognition of stock-based compensation	—	—		12,992	—		—	12,992	—	12,992
Other comprehensive loss	—	—		—	—		(10,264)	(10,264)	—	(10,264)
Balance at January 1, 2023	450	—		584,808	(520,263)		(22,108)	42,437	5,633	48,070
Net (loss) income	—	—		—	(275,829)		—	(275,829)	118	(275,711)
Issuance of ordinary shares, net of issuance cost	82	—		204,480	—		—	204,480	—	204,480
Issuance of ordinary shares for stock-based compensation, net of tax withheld	7	—		—	—		—	—	—	—
Recognition of stock-based compensation	—	—		22,073	—		—	22,073	—	22,073
Other comprehensive loss	—	—		—	—		5,730	5,730	—	5,730
Balance at December 31, 2023	539	—		811,361	(796,092)		(16,378)	(1,109)	5,751	4,642
Net (loss) income	—	—		—	(614,300)		—	(614,300)	(274)	(614,574)
Issuance of ordinary shares, net of issuance cost	8,292	—	—	95,101	—	—	—	95,101	—	95,101
Issuance of ordinary shares for settlement of obligation	199	—		6,969	—		—	6,969	—	6,969
Issuance of ordinary shares for stock-based compensation	30	—		—	—		—	—	—	—
Issuance of ordinary shares through exercise of warrants	1,346	—		28,162	—		—	28,162	—	28,162
Reclassification of warrants from liability to equity	—	—		47,384	—		—	47,384	—	47,384
Conversion of convertible debts to equity	6,305	—		119,321	—		—	119,321	—	119,321
Recognition of stock-based compensation	—	—		28,744	—		—	28,744	—	28,744
Other comprehensive income	—	—		—	—		(4,114)	(4,114)	—	(4,114)
Balance at December 31, 2024	16,711	—		1,137,042	(1,410,392)		(20,492)	(293,842)	5,477	(288,365)
The accompanying notes are an integral part of these consolidated financial statements.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended
	December 31, 2024	December 31, 2023	January 1, 2023
Cash flows from operating activities
Net loss	$(614,574)	$(275,711)	$(267,146)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	43,464	55,880	56,742
Stock-based compensation	28,700	18,327	14,580
Non-cash interest expense	12,821	9,063	7,078
Gain on disposal of equity in unconsolidated investees	(24,083)	—	—
Gain from disposal of asset held for sale	—	(2,006)	—
Equity in losses of unconsolidated investees	—	2,811	9,072
Gain on debt extinguishment	(34,744)	—	—
Loss on retirement of property, plant and equipment	261	196	243
Loss on impairment of operating lease right of use assets	7,433	708	—
Loss on impairment of property, plant and equipment	156,598	76,332	417
Loss on impairment of intangible assets	2,167	—	—
Loss on impairment of goodwill	7,879	—	—
Write-off of other assets	21,401	—	—
Deferred income taxes	(355)	2,436	8,598
Remeasurement loss (gain) on prepaid forward	16,117	18,363	(2,411)
Remeasurement loss on warrants	4,966	—	—
Provision for expected credit losses	12,200	—	—
Provision for excess or obsolete inventories	158,726	10,804	16,342
Other, net	1,157	135	1,084
Changes in operating assets and liabilities
Accounts receivable	42,558	(8,331)	(15,332)
Inventories	50,056	(43,473)	(106,622)
Prepaid expenses and other assets	(919)	29,741	13,939
Operating lease right-of-use assets	5,728	5,241	3,192
Advances to suppliers	—	2,137	—

	Fiscal Year Ended
	December 31, 2024	December 31, 2023	January 1, 2023
Accounts payable and other accrued liabilities	7,600	(97,660)	70,567
Contract liabilities	(168,082)	(55,109)	195,650
Operating lease liabilities	(7,231)	(4,179)	(2,556)
Net cash (used in) provided by operating activities	(270,156)	(254,295)	3,437
Cash flows from investing activities
Purchases of property, plant and equipment	(52,149)	(67,452)	(63,337)
Proceeds from disposal of restricted short-term marketable securities	—	971	958
Purchase of restricted short-term marketable securities	—	(1,408)	(968)
Proceeds from maturity of short-term securities	1,329	136,000	—
Purchase of short-term securities	—	(60,000)	(76,000)
Proceeds from disposal of asset held for sale	462	5,961	—
Proceeds from disposal of property, plant and equipment	1,125	—	189
Purchases of intangibles	(10)	(146)	(143)
Proceeds from disposal of equity in unconsolidated investees	24,000	—	—
Net cash (used in) provided by investing activities	(25,243)	13,926	(139,301)
Cash flows from financing activities
Proceeds from debt	51,249	195,639	258,426
Repayment of debt	(74,572)	(220,598)	(233,138)
Payment for tax withholding obligations for issuance of ordinary shares upon vesting of restricted stock units	—	—	(257)
Repayment of convertible debt	(1,500)	—	—
Net proceeds from issuance of convertible debt	70,125	—	187,232
Net proceeds from issuance of ordinary shares	96,446	193,491	—
Distribution to noncontrolling interest	—	—	(64)
Repayment of finance lease obligations and other debt	(515)	(581)	(725)
Net cash provided by financing activities	141,233	167,951	211,474
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(94)	(32)	119
Net (decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents	(154,260)	(72,450)	75,729
Cash and restricted cash classified to asset held for sale	(10,243)	—	—
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	195,511	267,961	192,232
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$31,008	$195,511	$267,961
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	4,509	$5,491	$35,264
Interest paid in ordinary shares	6,969	—	—

	Fiscal Year Ended
	December 31, 2024	December 31, 2023	January 1, 2023
Interest paid by issuance of convertible notes	9,158	—	—
Right-of-use assets obtained in exchange for lease obligations	20,107	10,929	5,639
Cost for acquisition of assets paid in shares	—	10,989	—
Property, plant and equipment obtained through capital lease	—	—	2,127
Supplemental cash flow information
Cash paid for interest	$17,735	$30,941	$12,910
Cash paid for income taxes	12,560	15,210	6,454
The accompanying notes are an integral part of these consolidated financial statements.
The following table reconciles our cash and cash equivalents and restricted cash and restricted cash equivalents reported on our Consolidated Balance Sheets and the cash, cash equivalents, restricted cash and restricted cash equivalents reported on our Consolidated Statements of Cash Flows for fiscal years 2024, 2023 and 2022:

(In thousands)	December 31, 2024	December 31, 2023	January 1, 2023
Cash and cash equivalents	$28,895	$190,169	$227,442
Restricted cash and restricted cash equivalents, current portion, included in prepaid expenses and other current assets	2,018	5,242	37,974
Restricted cash and restricted cash equivalents, net of current portion, included in other long-term assets	95	100	2,545
Total cash, cash equivalents, restricted cash and restricted cash equivalents shown in Consolidated Statements of Cash Flows	$31,008	$195,511	$267,961

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. BACKGROUND
Background
We were formed in the third quarter of 2019 under the name “Maxeon Solar Technologies, Pte. Ltd.” by SunPower Corporation (“SunPower). We were converted to a public company on August 26, 2020 (the “Distribution Date”) under the Companies Act 1967 of Singapore (the “Singapore Companies Act”) under the name of “Maxeon Solar Technologies, Ltd.” by way of a pro rata distribution of all of the then-issued and outstanding ordinary shares of Maxeon to holders of record of SunPower’s ordinary shares as of the close of business on August 17, 2020 (the “Spin-off”). As of the Distribution Date, Maxeon became an independent, public company and the Maxeon shares started trading on the NASDAQ Global Select Market (“NASDAQ” or “Nasdaq”) under the symbol “MAXN”.
Share amounts and per share amounts described herein have been adjusted to give effect to the Company’s
October 8, 2024 1-for-100 reverse share split.
In connection with the Spin-off, Maxeon and SunPower entered into a number of agreements providing for the framework of the relationship between the two companies following the Spin-off. On November 8, 2019, we entered into a separation and distribution agreement with SunPower which sets forth our agreements with SunPower regarding the principal actions to be taken in connection with the separation and distribution (the “Separation and Distribution Agreement”). Immediately after the Distribution and pursuant to the terms of the November 8, 2019 Investment Agreement (the “Investment Agreement”), Maxeon and TCL Zhonghuan Renewable Energy Technology Co. Ltd., a PRC joint stock limited company (“TZE”), completed the previously announced transaction in which Zhonghuan Singapore Investment and Development Pte. Ltd., a Singapore private limited company (“TZE SG”) and an affiliate of TZE, purchased from Maxeon, for $298.0 million, 89,157 of Maxeon shares (the “TZE Investment”), representing approximately 29.5% of the outstanding Maxeon shares after giving effect to the Spin-off and the TZE Investment.
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
In April 2021, the Company entered into the 2021 TZE Private Placement, with an affiliate of TZE, the Company sold to TZE 18,700 ordinary shares at a price of $1,800.00 per share, in a private placement (the “2021
TZE Private Placement”) exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).
On August 17, 2022, we issued our Existing 1L Notes (as defined under “Note 4. TCL Zhonghuan Renewable Energy Technology Co.”), all of which were initially purchased by TZE SG. To the extent some or all of the Existing 1L Notes held by TZE SG are converted into Maxeon shares or we directly issue ordinary shares in lieu of interest cash payment in accordance with the terms of the Existing 1L Notes, TZE has a beneficial ownership interest in 197,343 ordinary shares which includes 107,857 outstanding ordinary shares beneficially owned by TZE following the consummation of the Spin-Off and the 2021 TZE Private Placement, and 89,486 ordinary shares issuable upon conversion of the Existing 1L Notes. The maximum number of ordinary shares issuable upon conversion of the Existing 1L Notes is 109,083 ordinary shares including 89,486 ordinary shares issuable upon conversion of the Existing 1L Notes and an additional 19,597 ordinary shares issuable upon conversion of PIK Notes (as defined under “Note 11. Debt and Credit Sources.”), or by directly issuing ordinary shares in lieu of cash payment of interest (“Interest Payment Ordinary Shares”), assuming payment of all amounts due with respect to the remaining 4.0% of interest payable as PIK Notes or as Interest Payment Ordinary Shares. On May 30, 2024, the Company together with TZE SG entered into an amendment to the terms of the Existing 1L Notes as part of the debt restructuring transactions (refer to Note. 11. Debt and Credit Sources for further information) which amends and align the conversion rate with certain convertible notes issued by the Company to $16.08 per share.

On May 19, 2023, the Company completed an underwritten public offering of an aggregate of 74,900 ordinary shares (following the underwriters’ exercise of the over-allotment option in full), including 56,200 ordinary shares offered by Maxeon (the “Company Offering”), and 18,700 ordinary shares offered by an affiliate of TotalEnergies SE (the “TotalEnergies Offering” and, together with the Company Offering, the “2023 Offering”), each at a price per share of $2,800.00.
In addition, pursuant to a share purchase agreement, dated May 16, 2023, Maxeon sold to TZE SG, in a private placement exempt from the registration requirements of the Securities Act, and at a sale price equal to the price to the public in the 2023 Offering, 15,000 ordinary shares for a total investment of $42.0 million (the “2023 TZE Private Placement”). The net proceeds from the Company Offering and 2023 TZE Private Placement were approximately $193.5 million after giving effect to the underwriting discounts and commissions, as well as other offering costs. The Company did not receive any proceeds from the TotalEnergies Offering.
On May 31, 2024, the Company issued additional Existing 1L Notes to TZE SG through a bridge financing May 31, 2024 agreement (“Bridge NPA”) for $25.0 million. This was subsequently exchanged for our 2029 Notes issued on June 20, 2024 (as defined under “Note 4. TCL Zhonghuan Renewable Energy Technology Co.”) with an aggregate principal amount of $97.5 million, all of which were initially purchased by TZE SG, on a dollar-for-dollar basis. The Company has received the remaining proceeds for the 2029 Notes in cash. In connection to the issuance of the 2029 Notes, the Company has also issued penny warrants to TZE (the “TZE SG Warrant”) for no additional consideration, granting TZE SG the right to purchase certain ordinary shares of the Company. TZE has fully exercised such warrants which gave rise to the issuance of 1,345,663 ordinary shares with a proceed of $1.3 million.
On August 30, 2024, the Company sold 82,919 ordinary shares to TZE SG at a price of $1,206.00 per share in a private placement (the “2024 TZE Private Placement”) exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to this, TZE SG obtained a controlling stake in the Company and the Shareholders Agreement between the Company and TZE SG has been amended and restated.
On October 8, 2024, the Company implemented a 1-for-100 reverse stock split of its issued and outstanding shares. The reverse stock split was authorized by the Board of Directors of the Company.

All share and per share information in these financial statements retroactively reflect this reverse stock split.
As of December 31, 2024, TZE SG’s ownership of the Maxeon outstanding shares was approximately 59.6%.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Fiscal Periods
On January 20, 2025, the Company changed its fiscal year end to improve the process of consolidating its financial statements following the recent acquisition of a controlling interest in the Company by TCL Zhonghuan Renewable Energy Technology Co. Ltd., a joint stock limited company (“TZE”) incorporated under the laws of the Peoples Republic of China (“PRC”). For fiscal year 2024 and thereafter, the Company’s fiscal year will end on December 31. We made the fiscal year change on a prospective basis and did not adjust operating results for prior year. Therefore, the financial results will not be exactly comparable to the prior periods. We are not required to file a transition report because this change is not deemed a change in fiscal year for purpose of reporting subject to Rule 13a-10 or 15d-10 of the Securities Exchange Act of 1934, as the new fiscal year commences within seven days of the prior fiscal year. Previously, the Company had a 52-to-53-week fiscal year that ended on the Sunday closest to December 31. Accordingly, every fifth or sixth year was a 53-week fiscal year. Fiscal year 2023 and 2022 were 52-week fiscal years. Our fiscal year 2024 ended on December 31, 2024, our fiscal year 2023 ended on December 31, 2023 and our fiscal year 2022 ended on January 1, 2023. We are not required to file a transition report because this change is not deemed a change in fiscal year for purposes of reporting subject to Rule 13a-10 or 15d-10 of the Securities Exchange Act of 1934, as the new fiscal year commences within seven days of the prior fiscal year.
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
The Company has suffered recurring losses from operations and had an accumulated deficit of $1,410.4 million as of December 31, 2024. Further, since the third quarter of 2023, the worldwide solar industry has suffered from oversupply and intense competition, as well as lower demand in our key markets driven by regulatory changes and a higher global interest-rate environment. All these factors have contributed to a steep fall in average selling prices that has negatively impacted our revenue, profitability and cash flows. Furthermore, the ongoing denial of entry into the U.S of our products by the U.S. CBP since July 2024, which has currently rendered us unable to generate cash flow from the sale of such detained products and consequently, resulting in several large customers in the United States to cancel or defer their off-take commitments, further contributed to the deterioration of the Company’s financial condition. Our unrestricted cash and cash equivalent balance as at December 31, 2024 was $28.9 million. If the current market conditions persist and the Company is not successful in raising additional capital, the Company will not have sufficient liquidity to meet its financial obligations as and when they come due, and may be required to delay, limit, and/or reduce its operational activities, or ultimately declare bankruptcy. As such, there is substantial doubt about the Company’s ability to continue as a going concern.
As part of the efforts to raise additional financing to alleviate the substantial doubt on going concern, the Company is liquidating assets that are not in line with the forward looking strategy, including but not limited to the sale of our “rest-of-the world” direct generation business and operations in the Philippines pursuant to two partially binding term sheets previously announced on November 26, 2024. Such transactions closed on February 28, 2025 and March 31, 2025, respectively, for a total consideration of $101.6 million, including the entering of the Procurement Agency Agreement. For more information about these transactions, see “Item 4.A. History and Development of the Company— Significant Acquisitions, Dispositions and other Events.” and “Note 20 Subsequent event”.
In addition, management has renegotiated the payment terms with our largest shareholder, TZE, for deferral of the outstanding trade payables of not more than $21.7 million up to June 30, 2026. On top of this, TZE has agreed to push out the commencement date of the financial covenants of the New 1L Notes to begin on September 30, 2026 and explore arrangements to bear the associated cost of the development of future technology. In addition, the Company has taken steps to enhance its ability to fund its operational expenses by reducing various costs and additionally, is prepared to take additional steps as and when necessary to renegotiate with suppliers and customers to restructure its liabilities. In aggregate, while there can be no assurances that the Company will be able to execute all its plans, specifically those involving external stakeholders, management believes that the funding plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Accordingly, we have prepared the consolidated financial statements on the going concern basis.
Use of Estimates and judgments
The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include (i) inventory write-downs; (ii) long-lived asset impairment, specifically estimates for valuation assumptions including future cash flows, economic useful lives of property, plant and equipment and intangible assets; (iii) valuation of contingencies such as accrued warranty; (iv) income taxes and tax valuation allowances; and (v) going concern, specifically estimates for future cash flows. Actual results could materially differ from those estimates.

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
As of December 31, 2024, we reported $4.3 million of accounts receivable, net of credit loss allowance of nil. Based on the aging analysis as of December 31, 2024, 99.1% of our gross trade account receivable was outstanding less than 60 days. Refer to Note 6. Balance Sheet Components for more details on changes in allowance for credit losses. We have not seen significant changes to the recovery rate of our account receivable as a result of the macro-economic trends.
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
Assets and liabilities held for sale
The Company classifies assets and liabilities to be disposed of as held for sale in the period in which they are available for sale in their present condition and when the sale is probable and expected to be completed within one year. Assets and liabilities classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. Further, the Company does not record depreciation and amortization expense on assets that are classified as held for sale.
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

In fiscal year 2024, the Company recorded $7.5 million in warranty benefit from change in estimate, of which $2.2 million related to revision pursuant to reassessment of associated cost of the warranty obligation under the SunPower Settlement Agreement as a result of SunPower’s bankruptcy announced in August 2024 and $5.3 million related to improved failure rates, claims during the year and lower sales in FY24. The impact on net loss is $7.5 million and related reduction to basic and diluted net loss per share for fiscal year 2024 was $1.17.
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
Advertising Costs
Advertising costs are expensed as incurred. Advertising expense totaled approximately $3.7 million, $5.9 million and $4.7 million in fiscal years 2024 , 2023 and 2022, respectively.
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
We perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary. We maintain an allowance for credit losses based on the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends. We believe that our concentration of credit risk is limited because of our large number of customers, credit quality of the customer base, small account balances for most of these customers, and customer geographic diversification. During fiscal years 2024, 2023 and 2022, we recorded revenues of $31.4 million, $206.0 million and $283.3 million, or 6.2%, 18.3% and 26.7% of total revenue, respectively, representing the sale of solar modules to SunPower. The pricing term is based on the applicable supply agreement with SunPower in force for the respective period. For fiscal years 2024, we had one customer, that accounted for at least 10% of revenue. One customer accounted for at least 10% of revenue except for SunPower for fiscal year 2023. As of December 31, 2024, there is no balance in our account receivables relating to SunPower while it accounted for 0.9% of our accounts receivable as of December 31, 2023. No customer individually accounted for 10% or more of accounts receivable as of December 31, 2024 while four customers individually accounted for 10% or more of accounts receivable as of December 31, 2023.
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
Recently Adopted Accounting Pronouncement
In the current year, the Company has applied all the accounting pronouncement that are relevant and mandatorily effective as follows:
In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, “Improvements to Reportable Segment Disclosures (Topic 280)” which is intended to improve reportable segment disclosure requirements, primarily through incremental disclosures of segment information on an annual and interim basis for all public entities. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. The ASU is to be applied retrospectively to all prior periods presented in the financial statements and is effective for our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and interim periods thereafter. The adoption of this ASU as of December 31,

2024 resulted in enhanced disclosures, but did not materially impact the Company’s consolidated financial statements.
Recently Issued Accounting Pronouncements Not Yet Effective
The Company has not adopted the following accounting pronouncements that are applicable to the Group that have been issued but not yet effective:
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements, which amends U.S. GAAP to reflect updates and simplifications to certain disclosure requirements referred to FASB by the SEC. The targeted amendments incorporate 14 of the 27 disclosures referred by the SEC into Codification. Some of the amendments represent clarifications to, or technical corrections of, the current requirements. ASU 2023-06 could move certain disclosures from the nonfinancial portions of SEC filings to the financial statement notes. Each amendment in ASU 2023-06 will only become effective if the SEC removes the related disclosure or presentation requirement from its existing regulation by June 30, 2027. No amendments were effective at December 31, 2024. The Company is still currently evaluating the impact of the adoption of the new standard but does not expect a significant impact on the consolidated financial statements.
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
In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization included in each relevant expense caption presented on the statement of operations. The standard also requires disclosure of qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity’s definition of selling expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.
NOTE 3. TRANSACTIONS WITH SUNPOWER AND TOTALENERGIES
SunPower is a majority-owned subsidiary of TotalEnergies Solar and TotalEnergies Gaz, each a subsidiary of TotalEnergies SE. Prior to the Spin-off, we were partially owned by TotalEnergies SE through its ownership of SunPower.
In connection with the Spin-off, following the TZE Investment whereby TZE SG and an affiliate of TZE, purchased from Maxeon, for $298.0 million, 8,915,692 of Maxeon shares. TZE Investment, TotalEnergies Solar INTL SAS (“TotalEnergies Solar”), TotalEnergies Gaz Electricité Holdings France SAS, (“TotalEnergies Gaz”, with TotalEnergies Solar, each an affiliate of TotalEnergies SE and collectively “TotalEnergies”),as holders of record of SunPower’s ordinary shares, were issued Maxeon’s shares by way of pro rata distribution.
Following a series of transactions involving TZE and TotalEnergies since the Spin-off and with the closing of the Forward Purchase Agreement on August 30, 2024 whereby TZE SG acquired more than 50% ownership in the Company, TotalEnergies and its affiliates ceased to be a related party.

Transactions with SunPower
Sales to SunPower
During fiscal years 2024, 2023 and 2022, we had sales of $31.4 million, $206.0 million and $283.3 million to SunPower representing the sale of solar modules to SunPower. The pricing term is based on the supply agreement with SunPower. Sales to SunPower were recognized in line with our revenue recognition policy for sales to third-party customers, as discussed in Note 2. Summary of Significant Accounting Policies. As of December 31, 2023, accounts receivable due from SunPower related to these sales amounted to $0.6 million.
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
In addition, under the Separation and Distribution Agreement with SunPower, SunPower has agreed to indemnify us for certain litigation and claims to which we are a party. The liabilities related to these claims and an offsetting receivable from SunPower are reflected on our Consolidated Balance Sheets. On August 5, 2024, SunPower Corporation (“SunPower”) filed a voluntary petition for bankruptcy under Chapter 11 of the US Bankruptcy Code, resulting in the rejection of the Separation and Distribution Agreement dated November 8, 2019, whereby SunPower had agreed to indemnify us for, including but not limited to, multiple litigations in which certain of our subsidiaries are parties, indemnification for tax disputes and certain warranty obligations for businesses that are not part of Maxeon's operations. In accordance with GAAP, we have booked a full provision for expected credit losses for such indemnified balances. See Note 6. Balance Sheet Components and Note 9. Commitments and Contingencies - Indemnifications.
On February 14, 2022, we entered into a supply agreement with SunPower (the “2022/2023 Supply Agreement”) which terminated and replaced the SunPower Supply Agreement entered in August 2020, pursuant to which the Company is supplying SunPower with modules based on our interdigitated back contact technology (“IBC Modules”) for use in residential installations in the Domestic Territory (as defined under “Item 3.D. Risk Factors.”). The 2022/2023 Supply Agreement provided for a minimum product volume and fixed pricing for 2022 and 2023 to reflect the prevailing market trends at the point of the 2022/2023 Supply Agreement, based on the power output (in watts) of the IBC Module. The 2022/2023 Supply Agreement, was amended on January 5, 2023 to increase minimum product volumes, update the pricing of IBC Modules for 2023 and extend exclusivity provisions that prohibit us from selling Maxeon 6 IBC Modules to anyone other than SunPower for use in the Domestic Territory until December 31, 2023. The pricing of our modules sold to SunPower was fixed for 2022 and 2023, based on the power output (in watts) of the IBC Module, but the pricing was updated to reflect current market trends. Additionally, either party could terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties failed to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. This was further amended on November 13, 2023, pursuant to the amendment, settlement and release agreement (the “SunPower Settlement Agreement”) entered into between the Company and SunPower, pursuant to which, amongst other matters, the parties agreed to certain amended product orders and deliveries under the 2022/2023 Supply Agreement, which product deliveries will take place in accordance with the volumes and schedule set out in the SunPower Settlement Agreement on a take-or-pay basis, at which time upon the performance of all related obligations thereunder, the 2022/2023 Supply Agreement shall also terminate. The Company was released (i) from the obligation to supply certain of its products exclusively to SunPower since March 31, 2024, and (ii) from the non-circumvention obligations under the 2022/2023 Supply Agreement since January 1, 2024. The 2022/2023 Supply Agreement ended on December 31, 2023.
The Company and SunPower also previously entered into the 2024/2025 Supply Agreement for supply of certain volumes of Maxeon 6 IBC Modules to SunPower for use in residential installations in the Domestic Territory. However, the 2024/2025 Supply Agreement was terminated pursuant to the terms of SunPower Settlement Agreement.
Apart from the termination of the 2022/2023 Supply Agreement and 2024/2025 Supply Agreement in accordance with the terms of the SunPower Settlement Agreement, we have agreed with SunPower on our obligation related to certain warranty claims. On top of this, we have been released (i) from the obligation to supply certain of its products exclusively to SunPower since March 31, 2024, and (ii) from the non-circumvention obligations under the 2022/2023 Supply Agreement since January 1, 2024. The SunPower Settlement Agreement also contemplated the issuance of warrants to purchase shares of SunPower’s ordinary shares on January 1, 2024, which warrants will be exercisable in the period beginning 135 days from the warrant issuance date, through 2025, and the mutual release of claims arising from the SunPower Supply Agreements (each as defined under “Note 3. Transactions with SunPower and TotalEnergies.”), subject to the terms and conditions set forth in the SunPower Settlement Agreement. On August 5, 2024, SunPower filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. The warrants were rejected as part of the bankruptcy proceedings but limited impact is expected as any shares to be issued on exercise of the warrants have nominal value in light of SunPower’s bankruptcy filing. While we do not know how SunPower’s bankruptcy filing will ultimately affect the other terms of the SunPower Settlement Agreement, Maxeon’s delivery obligations under the SunPower Settlement Agreement have been satisfied.
The below table summarizes our transactions with SunPower, up to August 30, 2024, which is the date that SunPower is no longer a related party, in relation to these agreements:

	Fiscal Year Ended
(In thousands)	December 31, 2024	December 31, 2023	January 1, 2023
Charges from product collaboration agreement	$—	$1,861	$17,035
Net credit from transition services agreement	—	(78)	(3,019)

We had the following balances related to transactions with SunPower as of December 31, 2023:

As of
(In thousands)	December 31, 2023
Accounts receivable	$584
Other receivables from SunPower (Note 6)	3,448
Other receivables, non-current	6,220
Accounts payable	1,798
Accrued liabilities (Note 6)	2,198
Transactions with TotalEnergies
The following related party balances as of December 31, 2023 and amounts are associated with transactions entered into with TotalEnergies and its affiliates, up to August 30, 2024, which is the date that TotalEnergies is no longer a related party:

As of
(In thousands)	December 31, 2023
Accounts receivable	$13,390
Other receivables, current	794
Accounts payable	232
Contract liabilities, current portion	218
Contract liabilities, net of current portion	—
Refund liabilities (Note 6)	18,229

	Fiscal Year Ended
(In thousands)	December 31, 2024	December 31, 2023	January 1, 2023
Revenue	$2,289	$99,694	$76,216

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
In March 2023, as a result of the Amendment to the Solarization Agreement, the parties have concluded on the total refund liability as $24.3 million, to be repaid in 12 equal installments from the first quarter of 2023 until the fourth quarter of 2025. The Company has paid three installments fiscal year 2023. As of December 31, 2023, $10.1 million and $8.1 million expected to be repaid to TotalEnergies is recognized in "Accrued liabilities" and “Other long-term liabilities” on our Consolidated Balance Sheets, respectively.

On May 30, 2024, the Company entered into a termination agreement of the Solarization Agreement, subject to issuance by the Company to TotalEnergies Tranche B Exchange Notes in an aggregate principal amount equal to approximately US$16.2 million. The Company shall be discharged and released in full of its obligation and liabilities of any kind under the Solarization Agreement and TotalEnergies shall fully, unconditionally and irrevocably release and discharge the security interest over Maxeon’s assets located in Mexico. Such notes were issued on July 5, 2024 which extinguish the refund liability obligation and the security charge over Maxeon’s assets located in Mexico has been fully release as of December 31, 2024.
In November 2021, the Company executed an order request from Danish Fields Solar LLC, a wholly-owned subsidiary of TotalEnergies SE, for the sale of Performance line modules that is governed by a framework agreement entered into between the Company and TotalEnergies Global Procurement on October 27, 2021. After granting security interests in certain assets located in Mexico, the Company received total prepayment of $57.1 million. In September 2023, the Company and Danish Fields Solar LLC entered into an Abatement and Amendment Agreement (the “Amendment and Abatement Agreement”) to amend certain terms to the order request, including the delivery schedule, utilization of the prepayment and abatement conditions for the liquidated damage claim by Danish Fields Solar LLC for the delay from the original schedule. The delivery of the modules was completed in the fourth quarter of fiscal year 2023, after the guaranteed delivery schedule pursuant to the Abatement and Amendment Agreement. The Company has incurred liquidated damage of $7.3 million for such delay which has been setoff against the receivable due from Danish Fields Solar LLC during fiscal year 2024 and the assets pledged in Mexico in relation to this contract has been released. The Company has assessed that the contract includes a significant financing component. Accordingly, the carrying amount for such prepayment is adjusted for the discount rate at the contract inception. The interest expense on significant financing component of $2.1 million for fiscal year 2023, has been recognized in “Interest expense” in the Consolidated Statements of Operation.
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
In October 2022, we entered into a temporary agreement with Huansheng New Energy (Tianjin) Co., Ltd. (“HSTJ”) (the “Temporary HSTJ Agreement”), a company which HSPV and its local partner have invested in, which included HSTJ as a party to the existing arrangements under the BAFA Amendment and the MSA Amendment and enabled HSTJ to manufacture and sell Performance Line products. The Temporary HSTJ Agreement is valid for 6 months and may be extended for a further 3 months with the Company’s consent. In December 2023, we entered into an amendment to the Temporary HSTJ Agreement, extending the validity to March 31, 2024. The above agreements were terminated on April 26, 2024 in connection to the sale of the equity interest in HSPV and the Company entered into a new master supply agreement (the “2024 HSPV Master Supply Agreement”), pursuant to which the Company will purchaseand HSPV and HSNE will exclusively supply Maxeon with DG Products. The 2024 HSPV Master Supply Agreement provides that the pricing of DG Products will be subject to an indexedpricing mechanism, volumes are to be determined based on a rolling demand forecast and purchase orders issued periodically subject to approvals from our Board. The 2024 Master SupplyAgreement also provides for notice to be given to the Company before any DG Products are discontinued and includes terms relating to operational management, supply chain management,inspection, representations and warranties, and legal compliance. HSPV and HSNE other TZE subsidiaries may sell P-Series solar modules that are of a larger format than the DG Products..
During fiscal year 2024, we disposed our equity interest in HSPV to Zhonghuan Hong Kong Holding Limited, a subsidiary of TZE for a consideration of $24.0 million. Consequently, we recognized a gain on disposal of $24.1 million, including the recycling of other comprehensive income to profit or loss. At the same time, the Company also entered into a non-exclusive and non-transferable intellectual property license agreement with TZE

SG to enable HSPV and other subsidiaries of TZE, to develop, manufacture and sell large scale P-Series solar modules worldwide (other than in the United States) and to develop and manufacture rooftop size P-Series solar modules (“DG Products”) exclusively for Maxeon to sell worldwide, for an upfront license fee of $10 million (“New IP License Agreement”). Under the New IP License Agreement,the Company and TZE will jointly review licensing and enforcement of intellectual property relating to P-Series solar modules, other than enforcement of patents registered in the United States, and the Company will share a certain percentage of licensing fees and/or awards from any enforcement actions relating to P-Series solar modules outside of the United States with TZE.
Such gain was recorded within “Other, net” in our Consolidated Statements of Operations.
Financing transactions with TZE
Pursuant to a stock purchase agreement dated April 13, 2021 with TZE SG, a wholly owned subsidiary of TZE, the Company sold to TZE SG 18,700 ordinary shares at a price of $1,800.00 per share in the 2021 TZE Private Placement.
On August 17, 2022, the Company completed the sale of $207.0 million in aggregate principal amount of 7.50% first lien senior secured convertible notes due 2027 (the “Existing 1L Notes”) to TZE SG, an existing shareholder of the Company, at a purchase price equivalent to 97% of the principal amount of the Existing 1L Notes. On May 30, 2024, the Company together with TZE SG entered into an amendment to the terms of the Existing 1L Notes as part of the debt restructuring transactions. Please refer to Note 11 Debt and Credit Sources for the convertible notes.
On May 19, 2023,the Company completed the Company Offering, the TotalEnergies Offering, each at a price per share of $2,800.00.
Pursuant to a share purchase agreement, dated May 16, 2023, Maxeon and TZE SG entered into the 2023 TZE Private Placement.
On May 31, 2024, the Company completed the sale of $25 million in principal amount of the Existing 1L Notes to TZE SG pursuant to the terms of a convertible note purchase agreement dated May 30, 2024. In connection with such transaction, the Company and certain of its subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands and Switzerland concurrently entered into customary secured transaction relating to certain assets (including intellectual property) located or registered in the United States to secure their respective obligations with respect to the Existing 1L Notes.

On June 20, 2024, pursuant to the terms of a securities purchase agreement entered into between the Company and TZE SG on May 30, 2024, the Company also completed the sale to TZE SG of $97.5 million in aggregate principal amount of the Company’s 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “New 1L
Notes”) at an aggregate purchase price of $97.5 million consisting of (x) $70.0 million in cash consideration paid by the TZE SG, (y) $25.0 million in aggregate principal amount of Existing 1L Notes that were tendered by TZE SG in exchange for $25.0 million principal amount of New 1L Notes and (z) $2.5 million that was paid by TZE SG to a third-party consulting firm on behalf of the Company. In connection with the issuance of the New 1L Notes, the Company also issued to TZE SG a warrant (the “Investor Warrant”) for no additional consideration, granting TZE SG the right to purchase certain number of ordinary shares of the Company at $1 per share such that it maintains an ownership of 23.53% of the equity interest of the Company after giving effect of the conversion by the Exchange Notes noteholder or the exercise of of the Company’s option under the Optional Exchange. Such rights amounted to 1,345,663 ordinary shares that TZE SG can exercise. TZE SG has fully exercised such warrants which gave rise to the issuance of 1,345,663 ordinary shares with a proceed of $1.3 million.

Concurrently, on June 20, 2024, the Company entered into a supplemental indenture amending the Existing 1L
Notes in order to, among other things, (i) extend the maturity date of the Existing 1L Notes from August 17, 2027 to
August 17, 2029; (ii) amend the interest rate of the Existing 1L Notes from 7.50% per annum to (a) 8.50% per annum, if the Company elects to pay the interest in cash and payment-in-kind interest or (b) 7.50% per annum, if the
Company elects to pay the interest solely in cash; (iii) change the per share conversion price to equal conversion price of the New 1L Notes, subject to reset in the future in connection with the Forward Purchase; (iv) amend certain covenants of the Existing 1L Notes to permit the incurrence of indebtedness under the New 1L Notes, the Exchange

Notes and certain additional senior secured indebtedness of the Company; (v) amend certain covenants of the
Existing 1L Notes to (a) permit the incurrence of a security interest to secure the New 1L Notes on a pari passu basis, (b) to secure the Exchange Notes on a second lien basis, and (c) to secure certain senior indebtedness on a pari passu basis or on a second lien basis, as the case may be; and (vi) add new provisions with respect to the entry of an intercreditor agreement (the “Amended 1L Notes”). The Amended 1L Notes are 100% held by TZE SG.

In connection with the amendment to the Existing 1L Notes and the issuance of the New 1L Notes, the Company and TZE SG on June 20, 2024 entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to file, within 90 days of receipt of a demand from TZE SG, a shelf registration statement for the resale of all Registrable Securities (as defined in the agreement) issued to TZE SG pursuant to the foregoing transactions. Additionally, on June 20, 2024, the Company entered into a supplemental deed to the then-existing Shareholders Agreement with TotalEnergies Solar INTL SAS, TotalEnergies Gaz Electricite Holdings SAS and TZE SG, in order to, among other things, provide for the establishment of the Strategy and Transformation Committee of the Maxeon Board, consisting of one TZE designee and two designees of the Maxeon Board.

On August 30, 2024, the Company issued and sold 82,919 ordinary shares to TZE at a purchase price of
$1,206.00 per share for an aggregate purchase price of approximately $100 million pursuant to the terms of the
Forward Purchase Agreement entered on June 14, 2024 by and between the Company and TZE SG.

As of August 30, 2024, after giving effect to the foregoing transactions, TZE owned approximately 69.3% of the voting power of the Company.
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

The following related party balances and amounts summarizes transactions entered into with TZE and its affiliates, excluding transactions with HSPV:

	As of
(In thousands)	December 31, 2024	December 31, 2023
Deposit from TZE for sale of entities (Note 6)	$40,000	$—
Convertible notes (Note 11)	306,958	207,000

	Fiscal Year Ended
(In thousands)	December 31, 2024	December 31, 2023	January 1, 2023
Payments for purchases of silicon wafer	$—	$121,770	$87,228
Contractual interest expense on Existing 1L Notes	16,025	15,525	5,822
Contractual interest expense on New 1L Notes	3,169	—	$—
Sale of equity interest in joint venture	24,083	—	—
Sale of intellectual property	10,000	—	—

NOTE 5. REVENUE FROM CONTRACTS WITH CUSTOMERS
During fiscal years 2024, 2023 and 2022, we recognized revenue for sales of modules and components from contracts with customers of $509.0 million, $1,123.1 million and $1,060.1 million, respectively. We recognize revenue for sales of modules and components at the point that control transfers to the customer, which typically occurs upon shipment or delivery to the customer, depending on the terms of the contract. Payment terms are typically between 30 and 45 days.
Contract Assets and Liabilities
As of December 31, 2024 and December 31, 2023, contract assets is $11.4 thousand and $0.6 million for both periods, and has been presented within “Prepaid expenses and other current assets”. Contract assets consist of unbilled receivables which represent revenue that has been recognized based on the satisfaction of performance obligations in advance of billing the customer based on the contractual billing terms. During fiscal year 2024, the movement was primarily due to billings of previously unbilled receivables whereas for fiscal year 2023, the movement was insignificant.
Contract liabilities consist of deferred revenue and customer advances, which represent consideration received from a customer based on the contractual payment terms prior to transferring control of goods or services to the customer under the terms of a sales contract. The Company has pledged certain equipment assets and inventory to serve as collateral for certain advances from customers. As of December 31, 2024 and December 31, 2023, the carrying amount of such assets pledged is $34.4 million and $93.1 million, respectively. During fiscal year 2024, the decrease in contract liabilities of $170.1 million was primarily due to utilization of contract liabilities previously recorded due to the completion of performance obligations, partially offset by additional customer advances. During fiscal year 2023, increase in contract liabilities of $53.2 million was primarily due to additional customer advances, partially offset by utilization of contract liabilities previously recorded due to the completion of performance obligations. During fiscal years 2024 and 2023, we recognized revenue of $3.5 million and $123.3 million that was included in contract liabilities as of December 31, 2023 and January 1, 2023, respectively. Except for a contract with TotalEnergies which has been completed during fiscal year 2023 (refer to Note 3. Transactions with SunPower and TotalEnergies), there is no significant financing component for the contract assets and contract liabilities.

NOTE 6. BALANCE SHEET COMPONENTS
Accounts Receivable, Net

	As of
(In thousands)	December 31, 2024	December 31, 2023
Accounts receivable, gross(1)	$4,269	$63,517
Less: allowance for credit losses	—	(566)
Less: allowance for sales returns	—	(264)
Accounts receivable, net	$4,269	$62,687
(1)The Company maintains factoring arrangements with two separate third-party factor agencies related to our accounts receivable from customers in Europe and the United States. As a result of these factoring arrangements, title of certain accounts receivable balances was transferred to third-party vendors, and both arrangements were accounted for as a sale of financial assets given effective control over these financial assets has been surrendered. As a result, these financial assets have been excluded from our Consolidated Balance Sheets. The Company maintains the role as a collection agent for the factor agencies and as of December 31, 2024 and December 31, 2023, the cash held in escrow for the collection of such funds that has not been collected by the factor agencies is $0.1 million and $0.5 million, respectively.
In connection with the factoring arrangements, we sold accounts receivable invoices amounting to $124.9 million and $498.4 million in fiscal years 2024 and 2023, respectively. As of December 31, 2023, total uncollected accounts receivable from end customers was $49.4 million. As of December 31, 2024, all the factored invoices relate to those entities or assets for which the the Company is divesting for its “rest-of-the-world” distributed generation business through the sale of 100% of the equity interests in certain direct and non-direct non-U.S. subsidiaries of the Company to TZE. Refer to Note 19 Balances classified as held for sale for further information. Such divestment was completed on March 31, 2025. Refer to Note 20 Subsequent events for further information.

(In thousands)	Balance at Beginning of Period	Charges to Expense	Deductions	Reclassified to assets held for sale	Balance at End of Period
Allowance for credit losses
Year ended December 31, 2024	$566	$139	$(421)	$(284)	$—
Year ended December 31, 2023	807	(170)	(71)	—	566

Allowance for sales returns
Year ended December 31, 2024	$264	$(219)	$—	$(45)	$—
Year ended December 31, 2023	110	154	—	—	264
Inventories, net

	As of
(In thousands)	December 31, 2024	December 31, 2023
Raw materials	$4,767	$37,063
Work-in-process	5,375	80,219
Finished goods	30,078	191,666
Inventories, net	$40,220	$308,948

As of December 31, 2024 and December 31, 2023, the Company had inventory reserves arising from excess and obsolescence, quality and unfavorable pricing against cost. The Company had reserves to reflect the inventories at lower of cost and net realizable value of $155.1 million and $30.5 million, respectively.

Prepaid Expenses and Other Current Assets

	As of
(In thousands)	December 31, 2024	December 31, 2023
VAT receivables, current portion	$7,105	$10,218
Tax receivables	22	1,580
Prepaid Forward (Note 11)	181	—
Other receivables from SunPower (Note 3)	—	3,448
Other receivables	1,167	14,278
Deferred issuance cost	—	1,528
Restricted cash	2,018	5,242
Prepaid expenses	7,688	18,055
Derivative financial instruments (Note 12)	697	313
Other prepaid expenses and other current assets	1,485	684
Prepaid expenses and other current assets	$20,363	$55,346

Intangible Assets, Net

(In thousands)	Gross	Accumulated Amortization	Net
As of December 31, 2024
Trademarks and purchased technology	$2,219	$(1,696)	$523

As of December 31, 2023
Customer relationship	2,600	—	2,600
Trademarks and purchased technology	2,961	(2,209)	752
Total	$5,561	$(2,209)	$3,352
Aggregate amortization expense for intangible assets totaled $0.7 million and $0.2 million and $0.3 million for fiscal years 2024, 2023, and 2022 respectively. During fiscal year 2024, the Company has fully impaired the net carrying amount of the customer relationship of $2.2 million due to the non-realization of the associated benefits to this asset.

As of December 31, 2024, the estimated future amortization expense related to definite-lived intangible assets is as follows:

(In thousands)
Fiscal Year
2024	$156
2025	89
2026	80
2027	80
2028	79
Thereafter	39
Total future amortization expense	$523
Goodwill
As of December 31, 2023, the carrying amount of goodwill was $7.9 million and it relates to the acquisition of certain assets from SolarCA LLC (See Note 18. Acquisition of certain assets for more details). Goodwill is primarily attributable to expected synergies and the assembled workforce acquired.
The Company performed an impairment assessment on the goodwill and concluded that it was more likely that the fair value was less than its carrying amount. Accordingly, full impairment loss of goodwill was recognized for fiscal years 2024. The following table presents the changes in the carrying amount of goodwill of the Company through December 31, 2024.

	As of
(In thousands)	December 31, 2024	December 31, 2023
Balance at beginning of year	$7,879	$—
Acquisition from SolarCA LLC	—	7,879
Impairment	(7,879)	—
Balance at end of year	$—	$7,879
Property, Plant and Equipment, Net

	As of
(In thousands)	December 31, 2024	December 31, 2023
Manufacturing equipment	$135,849	$185,536
Land and buildings	130,075	148,808
Leasehold improvements	13,133	85,536
Solar power systems	724	1,318
Computer equipment	42,943	49,220
Furniture and fixtures	720	1,321
Construction-in-process	7,193	22,000
Property, plant and equipment, gross	330,637	493,739
Less: accumulated depreciation and impairment	(257,779)	(213,714)
Property, plant and equipment, net	$72,858	$280,025

Aggregate depreciation expense for property, plant and equipment totaled $42.1 million and $55.7 million and $56.5 million for fiscal years 2024, 2023 and 2022 respectively.
During fiscal year 2024, the Company has recorded impairment of property, plant and equipment of $156.6 million, Included in such amount is $98.9 million, representing the impairment of associated property, plant and equipment in connection to September 2024 Restructuring Plan. The remaining amount relates to impairment of property, plant and equipment for other assets as the recoverable value was assessed to be lower than the book value.
Other Long-term Assets

	As of
(In thousands)	December 31, 2024	December 31, 2023
Equity investments without readily determinable fair value (Note 10)	$4,000	$4,000
Equity method investments (Note 10)	—	—
Prepaid Forward (Note 11)	—	16,298
Prepayment for capital expenditure	1,449	35,150
Restricted cash	95	100
Land rights	—	4,728
Receivables from SunPower, less current portion (Note 3)	—	6,220
Security deposits	3,380	2,414
Other long-term assets	$8,924	$68,910
Accrued Liabilities

	As of
(In thousands)	December 31, 2024	December 31, 2023
Employee compensation and employee benefits	$10,981	$23,165
Short-term warranty reserves	1,239	3,333
Restructuring reserve (Note 8)	4,456	25,429
Accrued interest payable	6,229	12,151
Other payables to SunPower (Note 3)	—	2,198
VAT payables	55	3,108
Derivative financial instruments (Note 12)	3	2,456
Legal accruals	18,347	8,489
Taxes payable	1,548	4,572
Payable to factor agencies	—	504
Refund liabilities to TotalEnergies, current portion (Note 3)	—	10,127
Deposit from TZE for sale of entities (Note 4)	40,000	—
Short-term security deposit payable	—	1,990
Liquidated damage provision(1)	773	8,361
Provision for loss on firm purchase commitment	—	2,644
Other	3,093	4,929
Accrued liabilities	$86,724	$113,456
(1)Amount relates to estimated exposure arising from delays of delivery of modules under the terms and conditions for some of our supply contracts.

Other Long-term Liabilities

	As of
(In thousands)	December 31, 2024	December 31, 2023
Long-term warranty reserves	$3,913	$22,178
Unrecognized tax benefits	11,561	5,451
Long-term security deposit payable	4	91
Long-term pension liability	—	1,960
Refund liabilities to TotalEnergies, net of current portion (Note 3)	—	8,102
Other	73	712
Other long-term liabilities	$15,551	$38,494
(1)Included in the warranty reserve was the long-term system warranty reserve of $4.5 million as of December 31, 2023, relating to SunPower’s business which was previously indemnified by SunPower under the Separation and Distribution Agreement and accordingly, the Company has recorded the corresponding receivables under “Other long-term assets” on the Consolidated Balance Sheets. As a result of the filing of Chapter 11 by SunPower in August 2024, the Company has made a full provision of such receivables due to the uncertainty surrounding the collection of such balances. Th associated warranty obligation is recognized in the books of the entities that the Company has divested on March 31, 2025 for its “rest-of-the-world” distributed generation business through the sale of 100% of the equity interests in certain direct and non-direct non-U.S. subsidiaries of the Company to TZE, accompanied by the sale to TZE of certain assets relating to such business. Accordingly, this has been reclassified to “Liabilities classified as held for sale” on the Consolidated Balance Sheets. Please refer to Note 19. Balances classified as held for sale and Note 20. Subsequent events for further information
Accumulated Other Comprehensive Loss

	As of
(In thousands)	December 31, 2024	December 31, 2023
Cumulative translation adjustment	$(24,752)	$(19,450)
Unrecognized gain on long-term pension liability adjustment	4,260	4,513
Net unrealized loss on derivative instruments	—	(1,441)
Accumulated other comprehensive loss	$(20,492)	$(16,378)
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

Assets and Liabilities Measured at Fair Value on a Recurring Basis
We measure certain assets and liabilities at fair value on a recurring basis. There were no transfers between fair value measurement levels during the presented periods. We did not have any assets or liabilities measured at fair value on a recurring basis requiring Level 3 inputs as of December 31, 2024 or December 31, 2023.
The following table summarizes our assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2024 and December 31, 2023:

	December 31, 2024		December 31, 2023
(In thousands)	Total Fair Value	Level 2	Total Fair Value	Level 2
Assets
Prepaid expenses and other current assets
Prepaid Forward	181	181	—	—
Derivative financial instruments (Note 12)	697	697	313	313
	$878	$878	$313	$313

Other long-term assets
Prepaid Forward	—	—	$16,298	$16,298
Total assets	$878	$878	$16,611	$16,611

Liabilities
Accrued liabilities
Derivative financial instruments (Note 12)	3	3	2,456	2,456
Total liabilities	$3	$3	$2,456	$2,456
Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis
We measure certain investments and non-financial assets (including property, plant and equipment) at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such asset is impaired below its recorded cost. As of December 31, 2024 and December 31, 2023, there were no material items recorded at fair value on a non-recurring basis, except for the convertible notes and related instruments entered in fiscal year 2024. Please refer to Note 11. Debt and Credit Source for further information.
Held-to-Maturity Debt Securities
Our restricted debt security, classified as held-to-maturity, is the Philippine government bond that we maintain and used as collateral for business transactions within the Philippines. This bond has a maturity date of less than a year and is classified as “Restricted short-term marketable securities” in our Consolidated Balance Sheets. As of December 31, 2023, these bonds had a carrying value of $1.4 million.
We recorded such held-to-maturity investments at amortized cost based on our ability and intent to hold the securities until maturity. We monitor for changes in circumstances and events that would affect our ability and intent to hold such securities until the recorded amortized costs are recovered. No other-than-temporary impairment loss was incurred during the period presented.

Non-Marketable Equity Investments
Our non-marketable equity investments are securities in privately-held companies without readily determinable market values. On January 1, 2018, we adopted ASU 2016-01 and elected to adjust the carrying value of our non-marketable equity securities to cost less impairment, adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. As of December 31, 2024 and December 31, 2023, we had $4.0 million in investments accounted for under the measurement alternative method.
Equity Method Investments
Our investments accounted for under the equity method are described in Note 10. Equity Investments. We monitor these investments, which were included within “Other long-term assets” in our Consolidated Balance Sheets, for impairment and record reductions in the carrying values when necessary. Circumstances that indicate an other-than-temporary decline include Level 3 measurements such as the valuation ascribed to the issuing company in subsequent financing rounds, decreases in quoted market prices, and declines in the results of operations of the issuer.
NOTE 8. RESTRUCTURING
Maxeon’s Restructuring Plans
May 2021 Restructuring Plan
In fiscal year 2021, the Company adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of a France-based manufacturing facility in Toulouse. There was less than 40 employees affected in connection with this restructuring plan. This represents a mixture of manufacturing and non-manufacturing employees. The restructuring activities was substantially completed in fiscal year 2022. The activities in fiscal year 2023 pertains to the sale of the manufacturing facility and settlement of employment benefits provided to affected employees in accordance to local statutory requirements.
June 2022 Restructuring Plan
In fiscal year 2022, the Company adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of our module factory in Porcelette, France. There were less than 30 employees affected by this restructuring plan, representing a mixture of manufacturing and non-manufacturing employees. The restructuring activities was completed in fiscal year 2023 and the module factory was also sold in the same year. The remaining activities in fiscal year 2024 relates to the settlement of employment benefits provided to affected employees in accordance to local statutory requirements.
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
September 2024 Restructuring Plan
In fiscal year 2024, the Company has adopted a restructuring plan to rebalance our global operations to create efficiencies, improving cash flows and improve our product execution, primarily related to the evaluation of a permanent shutdowns of our operations in Malaysia and Mexicali for the Performance line facility. Restructuring charges are primarily comprised of impairment, cost of disposal and retirement of long-lived assets, including right of use assets, contract termination cost for capital expenditure and severance and benefits. The restructuring activities for the September 2024 Restructuring Plan are expected to be completed by fiscal year 2025.

The following table summarizes the period-to-date restructuring charges by plan recognized in our Consolidated Statements of Operations:

	Fiscal Year Ended
(In thousands)	December 31, 2024	December 31, 2023	January 1, 2023
May 2021 Restructuring Plan:
Severance and benefits	—	129	(475)
(Gain from) cost of disposal and retirement of property, plant and equipment	—	(1,880)	60
Total May 2021 Restructuring Plan	—	(1,751)	(415)
June 2022 Restructuring Plan:
Severance and benefits	—	(348)	1,981
Cost of disposal and retirement of property, plant and equipment	—	457	599
Others	(24)
Total June 2022 Restructuring Plan	(24)	109	2,580
September 2023 Restructuring Plan:	\
Inventory impairments and other inventory related costs(1)	2,573	24,278	—
Severance and benefits	5,320	12,745	—
Impairment and cost of disposal and retirement of long-lived assets, including right of use assets	3,548	74,480	—
Contract termination costs for capital expenditure	(8,973)	39,051	—
Other costs	272	817	—
Total September 2023 Restructuring Plan	2,740	151,371	—
September 2024 Restructuring Plan:
Inventory impairments and other inventory related costs(1)	2,347
Severance and benefits	14,606
Impairment and cost of disposal and retirement of long-lived assets, including right of use assets	99,866
Contract termination costs for capital expenditure	1,510
Other costs	29
Total Sep 2024 Restructuring Plan	118,358	—
Other Restructuring:
Severance and benefits	—	—	—
Cost of disposal and retirement of property, plant and equipment	—	—	(47)
Other costs	—	—	—
Total Other Restructurings	—	—	(47)
Total restructuring charges	$121,074	$149,729	$2,118
(1) Included in Cost of revenue.

The following table summarizes the restructuring reserve movements during fiscal year 2024:

(In thousands)	December 31, 2023	(Credits) Charges	Settlement	Reclassified to liabilities held for sale	December 31, 2024
June 2022 Restructuring Plan:
Severance and benefits	62	(24)	(38)	—	—
Total June 2022 Restructuring Plan	62	(24)	(38)	—	—
September 2023 Restructuring Plan:
Inventory impairments and other inventory related costs	3,725	2,573	(6,298)	—	—
Severance and benefits	3,051	5,320	(5,568)	(379)	2,424
Impairment and cost of disposal and retirement of property, plant and equipment and Right of use Assets	—	3,548	(3,522)	—	26
Contract termination costs	18,087	(8,973)	(9,024)	(85)	5
Other costs	504	272	(776)	—	—
Total September 2023 Restructuring Plan	25,367	2,740	(25,188)	(464)	2,455
September 2024 Restructuring Plan:
Inventory impairments and other inventory related costs	—	2,347	(2,011)	—	336
Severance and benefits	—	14,606	(13,820)		786
Impairment and cost of disposal and retirement of property, plant and equipment and Right of use Assets	—	99,866	(99,866)	—	—
Contract termination costs	—	1,510	(630)	—	880
Other costs	—	29	(29)	—	—
Total September 2024 Restructuring Plan	—	118,358	(116,357)	—	2,001
Total Restructuring Charges	$25,429	$121,074	$(141,583)	$(464)	$4,456

NOTE 9. COMMITMENTS AND CONTINGENCIES
Maxeon as a lessee
We lease certain facilities under non-cancellable operating leases from third parties. As of December 31, 2024 and December 31, 2023, future minimum lease payments for facilities under operating leases were $53.7 million and $29.1 million, respectively, to be paid over the remaining contractual terms of up to 3.5 and 3.9 years. The Company has the option to extend certain leases for up to 10 years. These options are included in the lease term when it is reasonably certain that the option will be exercised.
We also lease certain buildings, machinery and equipment under non-cancellable finance leases. As of December 31, 2024 and December 31, 2023, future minimum lease payments for assets under finance leases were $1.2 million and $1.6 million, to be paid over the remaining contractual terms of up to 2.4 and 3.4 years, respectively. Of the $1.2 million, $0.5 million is included in “Short-term debt” and $0.7 million is included in “Long-term debt” on the Consolidated Balance Sheets as of December 31, 2024.
We have disclosed quantitative information related to the lease contracts we have entered into as a lessee by aggregating the information based on the nature of the asset such that assets with similar characteristics and lease terms are shown within one single financial statement line item.

The table below presents the summarized quantitative information with regard to lease contracts we have entered into:

	Fiscal Year Ended
(In thousands)	December 31, 2024	December 31, 2023
Operating lease expense	$7,671	$5,236
Cash paid for amounts included in the measurement of lease liabilities
Cash paid for operating leases	9,174	5,941
Right-of-use assets obtained in exchange for lease obligations	20,107	10,929
Weighted-average remaining lease term (in years) – operating leases	4.3	3.9
Weighted-average discount rate – operating leases	15.9%	6.5%
The following table presents our minimum future rental payments on leases placed in service as of December 31, 2024:

(In thousands)	Operating Leases	Finance Lease
2025	$14,459	$519
2026	11,903	535
2027	10,379	229
2028	7,428	—
2029	6,533	—
Thereafter	2,979	—
Total lease payments	53,681	1,283
Less: imputed interest	(17,157)	(89)
Total	$36,524	$1,194
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
Future purchase obligations under non-cancellable purchase orders as of December 31, 2024 are as follows:

(In thousands)	Fiscal Year 2025	Fiscal Year 2026	Fiscal Year 2027 and thereafter	Total
Future purchase obligations	$7,976	$—	$—	$7,976

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
Product Warranties
The following table summarizes the product warranty activities for fiscal years 2024 and 2023:

	Fiscal Year
(In thousands)	2024	2023
Balance at the beginning of the period	$20,990	$28,347
Accruals for warranties issued during the period	1,672	6,437
Settlements and adjustments during the period	(8,766)	(13,794)
Reclassification to liabilities classified as held for sale during the period	(8,745)	—
Balance at the end of the period	$5,151	$20,990
Liabilities Associated with Uncertain Tax Positions
Total liabilities associated with uncertain tax positions were $11.6 million and $5.5 million as of December 31, 2024 and December 31, 2023, respectively. These are included within “Other long-term liabilities” in our Consolidated Balance Sheets as they are not expected to be paid within the next 12 months. Due to the complexity and uncertainty associated with our tax positions, we cannot make a reasonably reliable estimate of the period in which cash settlement, if any, would be made for our liabilities associated with uncertain tax positions in Other long-term liabilities.
Defined Benefit Pension Plans
Prior to the Spin-off, SunPower maintained defined benefit pension plans for certain of our employees and they continue to be part of these pension plans after the Spin-off and the maintenance of such defined benefit pension plans has been transferred to the Company. Benefits under these plans are generally based on an employee’s age, years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances. The funded status of the pension plans, which represents the difference between the benefit obligation and fair value of plan assets, is calculated on a plan-by-plan basis. We have elected to measure plan assets and benefit obligation using the month-end that is closest to our fiscal year-end. The benefit obligation and related funded status are determined using assumptions as of the end of each fiscal year. We recognize the overfunded or underfunded status of our pension plans as an asset or liability on our Consolidated Balance Sheets. As of December 31, 2024, we have reclassified the balances to “Liabilities classified as held for sale” as the Company is divesting for its “rest-of-the-world” distributed generation business through the sale of 100% of the equity interests in certain direct and non-direct non-U.S. subsidiaries of the Company to TZE, accompanied by the sale to TZE of certain assets relating to such business. As of December 31, 2023, the underfunded status of our pension plans presented within “Other long-term liabilities” on our Consolidated Balance Sheets was $2.0 million. The impact of transition assets and obligations and actuarial gains and losses are recorded within “Accumulated other comprehensive loss” and are generally amortized as a component of net periodic cost over the average remaining service period of participating employees. We recorded a loss of $0.3 million for fiscal year 2024, a loss of $0.6 million and gain of $0.9 million for fiscal year 2023 and 2022, respectively, related to our benefit plans.
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
Similarly, the Company enters into contractual arrangements under which SunPower or other third parties agrees to indemnify the Company for certain litigation and claims to which we are a party. On August 5, 2024, SunPower Corporation (“SunPower”) filed a voluntary petition for bankruptcy under Chapter 11 of the US Bankruptcy Code, resulting in the rejection of the Separation and Distribution Agreement dated November 8, 2019, whereby SunPower had agreed to indemnify us for, including but not limited to, multiple litigations in which certain of our subsidiaries are parties, indemnification for tax disputes and certain warranty obligations for businesses that are not part of Maxeon's operations. In accordance with GAAP, we have booked a full provision for expected credit losses for such indemnified balances.
Legal Matters
We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations.
On June 27, 2024, shareholder of the Company filed a putative class action complaint (the “Complaint”) against the Company and certain of our officers in the United States District Court for the Northern District of California. The Complaint alleges violations of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder in connection with certain disclosures made by the Company between November 13, 2023 and May 30, 2024 relating to our relationship and dealings with SunPower, seeking unspecified damages. We filed a motion to dismiss this lawsuit in December 2024, and the lead plaintiff filed an opposition to the motion, to which we have further filed a reply. The court held a hearing in relation to our motion to dismiss in April 2025 and we are awaiting its further issuance of an order.

Letters of Credit and Bank Guarantees
The Company provides standby letters of credit or other guarantee instruments to various parties as required for certain transactions initiated during the ordinary course of business, to guarantee the Company’s performance in accordance with contractual or legal obligations. As of December 31, 2024, the maximum potential payment obligation that the Company could be required to make under these guarantee agreements was $1.4 million. The contractual terms of the guarantees range from 11 months to 44 months. We have not recorded any liability in connection with these guarantee agreements beyond that required to appropriately account for the underlying transaction being guaranteed. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee agreements. Certain guarantee agreements are collateralized by restricted cash totaling to $2.1 million which is included in “Prepaid expenses and other current assets” and “Other long-term assets” on the Consolidated Balance Sheets as of December 31, 2024.

NOTE 10. EQUITY INVESTMENTS
Equity Method Investments
Huansheng Photovoltaic (Jiangsu) Co., Ltd (“HSPV”)
In March 2016, SunPower entered into an agreement with Dongfang Electric Corporation and TZE. to form Huansheng Photovoltaic (Jiangsu) Co., Ltd., a jointly owned solar cell manufacturing facility to manufacture our Performance line modules in China. The joint venture is based in Yixing City in Jiangsu Province, China. In March 2016, we made an initial $9.2 million investment for a 15% equity ownership interest in the joint venture, which was accounted for under the cost method. In February 2017, we invested an additional $9.0 million which included an investment of $7.7 million and reinvested dividends of $1.3 million, bringing our equity ownership to 20% of the joint venture. In February and April 2018, we invested an additional $6.3 million and $6.3 million (net of $0.7 million of dividends reinvested), respectively, maintaining our equity ownership at 20% of the joint venture. In September 2021, TZE made a capital injection of RMB270.0 million (equivalent to $41.6 million) to HSPV to facilitate the capacity expansion of HSPV. The Company did not make a proportionate injection based on its equity interest in HSPV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%. During fiscal year 2024, we disposed our equity interest in HSPV to Zhonghuan Hong Kong Holding Limited, a subsidiary of TZE for a consideration of $24.0 million. Consequently, we recognized a gain on disposal of $24.1 million, including the recycling of other comprehensive income to profit or loss.
For the fiscal years 2023 and 2022, the equity method investment held by the Company in our former joint venture entity have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. The summarized financial information as of December 31, 2023 and for the fiscal years ended 2023 and 2022 is as follows:

As of
(In thousands)	December 31, 2023
Current assets	$924,110
Non-current assets	711,499
Current liabilities	361,072
Non-current liabilities	667,617
Non-controlling interest	615,395

	Fiscal Year Ended
(In thousands)	December 31, 2023	January 1, 2023
Revenue	$1,637,862	$1,619,358
Gross profit (loss)	1,433	(40,099)
Loss from operations	(135,799)	(177,283)
Net loss	(136,433)	(159,888)
Net loss attributable to HSPV	(33,708)	(62,820)
Related-party transactions with HSPV are as follows:

	As of
(In thousands)	December 31, 2024	December 31, 2023
Accounts payable	$261	$9,920
Liabilities classified as held for sale	15,401	—

	Fiscal Year Ended
(In thousands)	December 31, 2024	December 31, 2023	January 1, 2023
Payments made to investee for products/services	$70,613	$226,118	$331,004
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
We have concluded that we are not the primary beneficiary of CCPV because, although we are obligated to absorb losses and have the right to receive benefits, we alone do not have the power to direct the activities of CCPV that most significantly impact its economic performance. We account for our investment in CCPV using the equity method because we are able to exercise significant influence over CCPV due to our board position. Due to changes in certain facts and circumstances, in fiscal year 2017, we impaired the entire amount of this investment. CCPV has initiated liquidation process in fiscal year 2023 and the Company has filed its claim towards its receivables that has been fully impaired. In January 2025, the Company received proceeds of RMB 8.0 million (equivalent to US$1.1 million) as part of the initial allocation from the liquidation of CCPV’s assets.
Equity Investments without Readily Determinable Fair Value
Deca Technologies, Inc.
In September 2010, SunPower entered into an agreement to purchase preferred shares of Deca Technologies, Inc., a subsidiary of Cypress Semiconductor, that commercializes a proprietary electronic system interconnect technology. The investment was intended to monetize our intellectual property and capabilities in an adjacent field and potential co-development opportunities in the future. Pursuant to the share purchase agreement, we are entitled to certain liquidation and conversion rights of holders of such preferred shares. Concurrent with the purchase agreement, we also entered into a lease and facility service agreement and license agreement. During fiscal year 2020, in connection with an equity transaction with a third-party investor, the Company agreed to give up the liquidation and conversion rights in exchange for two transactions which increased the equity ownership to 8%, together with a cash dividend of $2.5 million representing a return of capital. In addition, we recorded a gain of $1.3 million related to an increase in the fair value of our investment, based on observable market transactions with the third-party investor. The gain is presented within “Other, net” on our Consolidated Statements of Operations. As of December 31, 2024 and December 31, 2023, our total equity investment in Deca Technologies, Inc. was $4.0 million.
Our equity investments consist of equity method investments and equity investments without readily determinable fair value. The below table represents the Company maximum exposure to loss of the equity investments where the Company is not the primary beneficiary.

	As of
(In thousands)	December 31, 2024	December 31, 2023
Equity method investment	$—	$—
Equity investments without readily determinable fair value	4,000	4,000
Total equity investments	$4,000	$4,000
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
The aggregate carrying amounts of the total assets and total liabilities of SPML Land as of December 31, 2024 were $18.5 million and $3.0 million respectively and as of December 31, 2023 were $24.7 million and $4.8 million, respectively. The associated assets and liabilities of SPML Land has been reclassified to “Assets held for sale” and “Liabilities held for sale” which is included in “Prepaid expenses and other current assets” and “Accrued liabilities”, respectively on the Consolidated Balance Sheets as of December 31, 2024.
NOTE 11. DEBT AND CREDIT SOURCES
Green Convertible Notes, Exchange Notes and Exchange Warrants
On July 17, 2020, Maxeon issued $200.0 million aggregate principal amount of its 6.5% Green Convertible Senior Notes due 2025 (“Green Convertible Notes”), if not earlier repurchased or converted. The Green Convertible Notes are senior, unsecured obligations of Maxeon and will accrue regular interest at a rate of 6.5% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021. Upon satisfaction of the relevant conditions, the Green Convertible Notes will be convertible into Maxeon shares at an initial conversion price of $1,819.47 per share and an initial conversion rate of 0.5496 Maxeon shares per $1,000 principal amount of Green Convertible Notes. The conversion rate and conversion price will be subjected to adjustment in specified circumstances. We will settle conversions by paying or delivering, as applicable, cash, Maxeon shares or a combination of cash and Maxeon shares, at our election. The Green Convertible Notes will be also redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option at any time, and from time to time, on or after July 17, 2023 and on or before the 60th scheduled trading day immediately before the maturity date, but only if the last reported sale price per ordinary share of Maxeon exceeds 130% of the conversion price for a specified period of time. In addition, the Green Convertible Notes will be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the Indenture), noteholders may require Maxeon to repurchase their Green Convertible Notes for cash. The repurchase price will be equal to the principal amount of the Green Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.
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
On May 30, 2024, the Company, together with certain noteholders of the Green Convertible Notes entered into exchange agreements pursuant to which the Company agreed to acquire the existing Green Convertible Notes from such holders and issue to them for each $1,000 principal amount of the Green Convertible Notes with (i) (x) $700 principal amount of Tranche A Notes of the Company’s new Adjustable-Rate Convertible Second Lien Senior

Secured Notes due 2028 (the “Tranche A Exchange Notes”), (y) $300 principal amount of Tranche B Notes of the Company’s new Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche B Exchange Notes,” and together with Tranche A Exchange Notes, the “Exchange Notes”), and (z) additional Tranche B Exchange Notes, equal to the amount of accrued and unpaid interest on such Existing 2025 Notes to, but not liincluding, the date on which the closing of the transactions contemplated by the Exchange Agreement occurs (the “Exchange Closing Date”), and (ii) warrants (the “Exchange Warrants” and together with the Exchange Notes, the “Exchange Securities”) granting such holder the right to purchase ordinary shares, no par value.
Consequently, certain investors were issued with: (x) $139.0 million principal amount of new Tranche A Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche A Exchange Notes”), (y) $65.1 million principal amount of new Tranche B Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche B Exchange Notes,” and together with Tranche A Exchange Notes, the “Exchange Notes”) and (z) 9.9 million warrants (the “Exchange Warrants” and, together with the Exchange Notes, the “Exchange Securities”) granting such holders the right to purchase ordinary shares, no par value (the “Shares”) of the Company subject to the terms and conditions set forth therein, in exchange for $198.5 million aggregate principal amount of the Green Convertible Notes, representing approximately 99.25% of the outstanding principal amount of the Green Convertible Notes, and $5.5 million of interest outstanding thereon on the closing date.June 20, 2024.
The Exchange Notes will mature on January 15, 2028, unless earlier repurchased, redeemed or converted. The Exchange Notes accrues interest at a rate of 9.50% per annum from the date of issuance until December 20, 2024.. Such interest is payable semi-annually and will be paid as follows: (a) 4% shall be paid in cash and (b) the remainder shall be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding Tranche A Exchange Notes or Tranche B Exchange Notes as applicable, or by issuing additional Tranche A Exchange Notes or Tranche B Exchange Notes as applicable in a corresponding amount, (iii) subject to certain conditions, in shares with the number of shares determined using the daily VWAP of the Company’s shares for the 10 consecutive trading days ending three business days prior to the payment date or (iv) in a combination of the forms of payment as described in clauses (i), (ii), and (iii) above. Subsequent to December 20, 2024, the Exchange Notes will accrue interest at a rate of 8.00% per annum, payable solely in cash.
The Exchange Notes are convertible, at the option of each holder of the Exchange Notes, from and after the Conversion Commencement Date (as defined in the Exchange Notes Indenture) until the fifth scheduled trading day immediately preceding the maturity date of the Exchange Notes, in accordance with the terms and conditions set forth in the Exchange Notes Indenture. The Tranche A Exchange Notes and Tranche B Exchange Notes is convertible, at an initial conversion price of US$35.45 per share and US$164.22 per share, respectively, subject to adjustment as set forth in the Exchange Notes Indenture. The Tranche B Exchange Notes was reset to US$16.08 per share subsequently on August 30, 2024, based on the terms set out in the Exchange Notes Indenture. We will settle conversions by paying or delivering, as applicable, cash, Maxeon shares or a combination of cash and Maxeon shares, at our election. In connection to the Tranche A Exchange Notes, the Company may at its option, at any time from the receipt (or waiver) of all requisite regulatory approvals with respect to the 2024 TZE Private Placement until the fifth scheduled trading immediately preceding the maturity date of the Exchange Notes, require all the then-outstanding notes to be exchanged into the Company’s shares at US$35.45 per share (the “Optional Exchange”).
The Company may redeem the Exchange Notes (a) on or after January 15, 2026 if the closing sale price per Share exceeds 150% of the Exchange Notes Conversion Price then in effect for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice and (b) at any time upon the occurrence of certain changes in relevant tax laws, at a redemption price equal to 100% of the principal amount of the Exchange Notes plus accrued and unpaid interest, in accordance with the terms and conditions set forth in Exchange Notes Indenture.
The Exchange Warrants will have an initial exercise price equal to $21.11 per share and are exercisable at any time on or after September 12, 2024 (the “Determination Date”) until January 15, 2028, unless terminated earlier as described below. The Exchange Warrants will entitle the holders thereof to purchase 6.56 million of Ordinary Shares. The Exchange Warrants shall automatically terminate and be of no effect, if following the closing of the Forward Purchase Investment, the holders of Tranche A Exchange Notes would beneficially own at least 30.0% of the Company’s equity interest, after giving effect to the Optional Exchange and the issuance of the shares in connection with 2024 TZE Private Placement and assuming the exercise in full of the Investor Warrant (as defined below). The Exchange Warrants are exercisable on a cashless basis under certain circumstances. The number of Shares for which an Exchange Warrant is exercisable, and the exercise price thereof, are subject to adjustment from time to time upon the occurrence of certain events, including: (1) any dividends paid and distributions of any kind issued to all holders of Shares; (2) any combination (by share split, share dividend, recapitalization or otherwise) or subdivision (by consolidation, combination, reverse share split or otherwise) in respect of Shares; (3) any grant, issuance or sale of any options, convertible securities or rights to purchase share, warrants, securities or other property, in each case pro rata to the holders of Shares; or (4) certain fundamental transaction, including change of control and sale of all or substantially all assets of the Company, subject to the adjustment set out in the Exchange Warrants.
From the issuance date until the Determination Date, the Exchange Warrants was a liability classified financial instrument that is remeasured to fair value as it has not satisfied the fixed-for-fixed criteria. The fair value of the Exchange Warrants at the issuance date was $43.7 million and was determined using Monte Carlo simulation model using Level 3 inputs based on unobservable inputs. On the Determination Date, the carrying amount of the Exchange Warrants were $47.4 million and a loss of $3.7 million was recorded in “Other, net” in the Consolidated Statements of Operations. The Exchange Warrants were subsequently reclassified to equity after remeasurement on the Determination Date, and thereafter will not be subsequently remeasured.
On July 5, 2024, the Company has also issued Tranche B Exchange Notes to TotalEnergies Marketing Services (“TEMS”) in an aggregate principal amount equal to approximately US$16.2 million pursuant to the termination agreement entered on May 30, 2024 to terminate the Solarization Agreement.
Pursuant to the 2024 TZE Private Placement which triggered a fundamental change event, the noteholder of the Green Convertible Notes for the remaining $1.5 million principal amount (“Remaining Green Convertible Notes”) has exercised it repurchase rights and such amount was fully redeemed in November 2024.
The exchange of certain Green Convertible Notes to the Exchange Notes, together with the full redemption of Remaining Green Convertible Notes constitute a substantial modification of the terms. The fair value of the Exchange Notes at modification is $139.5 million, determined using adjusted share price for Tranche A Exchange Notes and Monte Carlo simulation model for Tranche B Exchange Notes using Level 3 inputs based on unobservable inputs and require significant judgement.
Consequently, the Company recognized $7.0 million in “Gain on extinguishment of debt” on the Consolidated Statements of Operations. Included in such amount is the difference in the carrying amount of the old debt and fair value of the modified debt, offset against write-off of unamortized debt issuance cost and discount for these notes, and associated cost to lenders for the modification.
During fiscal year 2024, the Tranche A Exchange Notes were fully exchanged into the Company’s shares while for Tranche B Exchange Notes, an aggregate amount of $30.5 million were exchanged into the Company’s shares. As at December 31, 2024, the net carrying amount of Tranche B Exchange Notes is $38.9 million, recorded in “Convertible debt” on the Consolidated Balance Sheets. As of December 31, 2023, the net carrying amount of the Green Convertible Notes was $194.7 million, recorded in “Convertible debt” on the Consolidated Balance Sheets. As at December 31, 2024, the fair value and face value of the Tranche B Exchange Notes was $29.7 million and $44.1 million, respectively. The fair value was determined by Monte Carlo simulation model using Level 3 inputs based on unobservable inputs and require significant judgement. As at December 31, 2023, the fair value and face value of the Green Convertible Notes was $152.6 million and $200.0 million, respectively. The fair value was determined using Level 2 inputs based on market prices as reported by an independent pricing source.
The significant inputs in the valuations models were as follows:

	Exchange Notes		Exchange Warrants
	As of
	December 31, 2024	June 20, 2024	September 12, 2024	June 20, 2024
Expected term (years)	3.08	3.57	3.38	3.57
Expected average volatility	100.00%	105.69%	124.00%	99.17%
Credit spread	28.70%	60.91%	N.A	N.A
Expected dividend yield	—%	—%	—%	—%
Risk-free rate	4.05%	4.32%	3.43%	4.19%
In addition, for the valuation of the Exchange Notes and Exchange Warrants on June 20, 2024, it was dependent on significant level 3 inputs such as the expected timing of the closing of the 2024 TZE Private Placement, which was estimated to complete by September 30, 2024, and the number of shares to be issued of 1.9 million. The valuation of these instruments has also made adjustment for the dilution effect by the market prior to the issuance of such instruments.
As of December 31, 2024, included in the net carrying amount of the Exchange Notes is the unamortized debt discount and issuance cost of $5.2 million, to be amortized over a term of the note until 2028. As of December 31, 2023, included in the net carrying amount of the Green Convertible Notes is the unamortized debt issuance cost of $5.3 million, to be amortized over a term of the note until 2025.
Interest expense arising from the Exchange Notes and the Green Convertible Notes that is recorded in the Consolidated Statements of Operation is as follows:

	Fiscal Year
(In thousands)	2024	2023	2022
Contractual interest expense	$8,205	$13,000	$13,000
Amortization of debt issuance costs and debt discount	3,571	3,434	3,434
As at December 31, 2024, the if-converted value of the Exchange Notes is below the outstanding principal amount by $23.4 million. As of December 31, 2023, the if-converted value of the Green Convertible Notes is below the outstanding principal amount by $121.2 million.

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

The Company filed a registration statement on Form F-3 with the SEC on September 2, 2020. On September 9, 2020, Maxeon filed a final prospectus supplement related to the offering of up to $60.0 million of its ordinary shares in connection with the Physical Delivery Forward. Up to Note Valuation date on September 29, 2020, we issued and sold $58.5 million out of the approximately $60.0 million worth of shares in the Physical Delivery Forward, representing 38.0 thousand shares issued with the weighted average underwritten price of $1,539.84. The related shares are excluded from both basic and diluted loss per share calculation as this is an own share lending arrangement. During the Note Valuation Period, the Physical Delivery Forward was a liability classified financial instrument that is remeasured to fair value as it represents a net cash settled provision that is akin to an obligation to repurchase the Company's stock. At the end of the Note Valuation Period, the carrying amount of the Physical Delivery Forward was $64.1 million and a gain of $8.5 million was recorded in Other expense, net in the Consolidated Statements of Operations. The fair value of the Physical Delivery Forward was affected by the Company’s share price and other factors impacting the valuation model. This was subsequently reclassified to equity after remeasurement, at the end of the Note Valuation Period, and thereafter will not be subsequently remeasured.

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
The Prepaid Forward became effective on the first day of the Note Valuation Period. The number of ordinary shares of Maxeon to be repurchased under the Prepaid Forward is determined based on the arithmetic average of the volume-weighted average prices per ordinary share of Maxeon over the Note Valuation Period, subject to a floor price and subject under Singapore law to a limit in aggregate of no more than 20% of the total number of ordinary shares in Maxeon’s capital as of the date of the annual shareholder repurchase approval (calculated together with the number of ordinary shares to be repurchased in connection with the Physical Delivery Forward), and Maxeon will prepay the purchase price for the Prepaid Forward in cash using a portion of the net proceeds from the sale of the Green Convertible Notes. Under the terms of the Prepaid Forward, the Prepaid Forward Counterparty will be obligated to deliver the number of ordinary shares of Maxeon underlying the transaction to Maxeon which is 25.3 thousand shares, or pay cash to the extent Maxeon fails to provide to Prepaid Forward Counterparty evidence of a valid shareholder authorization, on or shortly after the maturity date of the Green Convertible Notes, subject to the ability of the Prepaid Forward Counterparty to elect to settle all or a portion of the transaction early.
The Prepaid Forward is classified as an asset and remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings as the contract includes provisions that could require cash settlement. As of December 31, 2024 and December 31, 2023, the carrying amount of the Prepaid Forward is $0.2 million and $16.3 million respectively, and is recognized as “Prepaid expense and other current assets” and “Other long-term assets” in the Consolidated Balance Sheets, respectively. The remeasurement to fair value for fiscal year 2024 and 2023 was a loss of $16.0 million and $18.4 million, respectively, while for fiscal year 2022, it was a gain of $2.4 million. Such remeasurement difference is recorded as Other expense, net in the Consolidated Statements of Operations. The fair value of the Prepaid Forward is affected by the Company’s share price and other factors impacting the valuation model.
Existing 1L Notes
On August 17, 2022, Maxeon completed its sale of the Existing 1L Notes to TZE SG at a purchase price equivalent to 97% of the principal amount of the Existing 1L Notes. The Existing 1L Notes will accrue regular interest at a rate of 7.5% per annum, payable semi-annually in arrears on February 17 and August 17 of each year, beginning on February 17, 2023. Payment of interest will take the following forms: (a) the initial 3.5% of the total 7.5% interest payable on an interest payment date shall be paid in cash and (b) the remaining 4.0% of interest payable on such interest payment date may be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding Existing 1L Notes or by issuing additional Existing 1L Notes in a corresponding amount (the “PIK Notes”), in accordance with the terms and conditions of the Indenture, (iii) if subject to certain conditions, in ordinary shares of the Company (the “Shares”), and/or (iv) a combination of any two or more forms of payment as described in (i) through (iii). The payment of principal and interest are jointly and severally unconditionally guaranteed, on a senior secured basis, by certain subsidiaries of the Company.
From and after August 17, 2022 until the fifth scheduled trading day immediately preceding August 17, 2027, the holder of Existing 1L Notes may, at its option, convert its Existing 1L Notes at an initial conversion price of $23.13 per ordinary shares and an initial conversion rate of 43.2301 ordinary shares for $1,000 principal amount of Existing 1L Notes, in accordance with the terms and conditions of the indenture dated August 17, 2022 (the "Indenture"). The conversion rate and conversion price will be subjected to adjustment in specified circumstances. The Company can elect to settle the conversions by paying or delivering, as applicable, cash, ordinary shares of the Company or a combination of cash and ordinary shares of Maxeon. The Existing 1L Notes will be also redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option at any time, and from time to time, on or after August 17, 2024, if the closing sale price per Share exceeds 130% of the Conversion Price then in effect on at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice. In addition, the Existing 1L Notes will be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the Indenture), noteholders may require Maxeon to repurchase their Existing 1L Notes for cash. The repurchase price will be equal to the principal amount of the Existing 1L Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.
On May 31, 2024, the Company completed the sale of $25 million in principal amount of the Existing 1L Notes to TZE SG pursuant to the terms of a convertible note purchase agreement dated May 30, 2024. In connection with such transaction, the Company and certain of its subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands and Switzerland concurrently entered into customary secured transaction relating to certain assets (including intellectual property) located or registered in the United States to secure their respective obligations with respect to the Existing 1L Notes. Such Notes was exchanged for the New 1L Notes on June 20, 2024 pursuant to the issuance.

On June 20, 2024, the Company entered into a supplemental indenture amending the Existing 1L
Notes in order to, among other things, (i) extend the maturity date of the Existing 1L Notes from August 17, 2027 to
August 17, 2029; (ii) amend the interest rate of the Existing 1L Notes from 7.50% per annum to (a) 8.50% per annum, if the Company elects to pay the interest in cash and payment-in-kind interest or (b) 7.50% per annum, if the
Company elects to pay the interest solely in cash; (iii) change the per share conversion price to equal conversion price of the New 1L Notes, subject to reset in the future in connection with the TZE 2024 Private Placement; (iv) amend certain covenants of the Existing 1L Notes to permit the incurrence of indebtedness under the New 1L Notes, the Exchange Notes and certain additional senior secured indebtedness of the Company; (v) amend certain covenants of the Existing 1L Notes to (a) permit the incurrence of a security interest to secure the New 1L Notes on a pari passu basis, (b) to secure the Exchange Notes on a second lien basis, and (c) to secure certain senior indebtedness on a pari passu basis or on a second lien basis, as the case may be; and (vi) add new provisions with respect to the entry of an intercreditor agreement (the “Amended 1L Notes”).
The amendment of terms of the Existing 1L Notes constitute a substantial modification of the terms. Consequently, the Company recognized $27.8 million in “Gain on extinguishment of debt” on the Consolidated Statements of Operations. Included in such amount is the difference in the carrying amount of the old debt and fair value of the modified debt, offset against write-off of unamortized debt issuance cost and discount for these notes, and associated cost to lenders for the modification.
As at December 31, 2024 and December 31, 2023, the net carrying amount of the Existing 1L Notes was $166.2 million and $190.9 million, respectively, and recorded in “Convertible debt” on the Consolidated Balance Sheets. As at December 31, 2024, the fair value and the face value of the Existing 1L Notes was $136.6 million and $209.5 million, respectively. The fair value was determined by Monte Carlo simulation model using Level 3 inputs based on unobservable inputs and require significant judgement. As at December 31, 2023, the fair value and face value of the Existing 1L Notes was $148.4 million and $207.0 million, respectively. The fair value was determined using Level 2 inputs based on market prices as reported by an independent pricing source. As of December 31, 2024 and December 31, 2023, the unamortized debt issuance cost and debt discount was $43.3 million and $16.1 million, respectively.
The significant inputs in the valuations models were as follows:

	As of
	December 31, 2024	June 20, 2024
Expected term (years)	4.71	5.16
Expected average volatility	100.00%	113.96%
Credit spread	28.70%	60.91%
Expected dividend yield	—%	—%
Risk-free rate	4.04%	4.27%

The valuation of the Existing 1L Notes on June 20, 2024 was dependent on significant level 3 inputs such as the expected timing of the closing of the 2024 TZE Private Placement, which was estimated to complete by September 30, 2024. The valuation has also made adjustment for the dilution effect by the market prior to the issuance of such instruments.
Interest expense arising from the Existing 1L Notes that is recorded in the Consolidated Statements of Operation is as follows:

	Fiscal Year
(In thousands)	2024	2023	2022
Contractual interest expense	$16,025	$15,525	$5,822
Amortization of debt issuance costs and debt discount	5,201	3,514	1,230
As of December 31, 2024 and December 31, 2023, the if-converted value of the Existing 1L Notes is below the outstanding principal amount by $111.2 million and $142.8 million, respectively.
New 1L Notes
On June 20, 2024, pursuant to the terms of a securities purchase agreement entered into between the Company and TZE SG on May 30, 2024, the Company also completed the sale to TZE SG of $97.5 million in aggregate principal amount of the Company’s New 1L Notes at an aggregate purchase price of $97.5 million. Included in the consideration of such notes was exchange of $25 million of the Existing 1L Notes that were issued to TZE SG on May 31, 2024. The remaining proceeds were received in cash after netting off $2.5 million that was paid by TZE SG to a third-party consulting firm on behalf of the Company. The New 1L Notes will accrue regular interest at a rate of 9% per annum, payable semi-annually in arrears on June 20 and December 20 of each year, beginning on December 20, 2024. From the issuance date up to June 20, 2026, payment of interest will take the following forms: (a) the initial 6.0% of the total 9.0%interest payable on an interest payment date shall be paid in cash and (b) the remaining 3.0% of interest payable on such interest payment date may be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding New 1L Notes or by issuing additional New 1L Notes in a corresponding amount (the “PIK Notes”), in accordance with the terms and conditions of the indenture (the “New 1L Notes Indenture”), and/or (iii) a combination of payment as described in (i) and (ii). The payment of principal and interest are jointly and severally unconditionally guaranteed, on a senior secured basis, by certain subsidiaries of the Company, on a pari pasu basis as the Existing 1L Notes. In connection with the issuance of the New 1L Notes, the Company also issued to TZE SG a warrant (the “Investor Warrant”) for no additional consideration, granting TZE SG the right to purchase certain number of ordinary shares of the Company at $1 per share such that it maintains an ownership of 23.53% of the equity interest of the Company after giving effect of the conversion by the Exchange Notes noteholder or the exercise of the Company’s option under the Optional Exchange. Such rights amounted to 1,345,663 ordinary shares that TZE SG can exercise.
From and after June 20, 2024 until the fifth scheduled trading day immediately preceding June 20, 2029, the holder of New 1L Notes may, at its option, convert its New 1L Notes at an initial conversion price of US$164.22 per share, respectively, subject to adjustment as set forth in the New 1L Notes Indenture. The New 1L Notes was reset to 16.08 per share subsequently on August 30, 2024, based on the terms set out in the New 1L Notes Indenture. The conversion rate and conversion price will be subjected to adjustment in specified circumstances. The Company can elect to settle the conversions by paying or delivering, as applicable, cash, ordinary shares of the Company or a combination of cash and ordinary shares of Maxeon. The New 1L Notes will be also redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option at any time, and from time to time, on or after June 20, 2026, if the closing sale price per Share exceeds 130% of the Conversion Price then in effect on at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice. In addition, the New 1L Notes will be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the New 1L Notes Indenture), noteholders may require Maxeon to repurchase their New 1L Notes for cash. The repurchase price will be equal to the principal amount of the New 1L Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.
At issuance, the consideration of $97.5 million was allocated between the New 1L Notes and Investor Warrants through an independent valuation with a value of $72.0 million and $25.5 million, respectively. The Investor Warrants were measured at fair value through profit or loss until such warrants were exercised or expired. TZE SG has fully exercised such warrants which gave rise to the issuance of 1,345,663 ordinary shares with a proceed of $1.3 million. Consequently, the Company has recorded a remeasurement loss of $1.3 million on the Investor Warrants in “Other, net” on the Consolidated Statements of Operations.
On December 19, 2024, the Company made a request to TZE SG to waive the December 2024 PIK interest and received the consent for such waiver. Under ASC 470-60-55-10, a concession is deemed to have been granted, and the waiver is to be accounted for as a troubled debt restructuring by debtors (TDR). The carrying amount of the 2029 notes does not exceed the undiscounted future cashflow under the new terms and therefore the waiver is accounted prospectively from the time of restructuring, December 19, 2024 by using a new effective interest rate to discount the carrying amount.
As at December 31, 2024, the net carrying amount of the New 1L Notes was $68.7 million, and recorded in “Convertible debt” on the Consolidated Balance Sheets. As at December 31, 2024, the fair value of the New 1L Notes was $65.5 million, determined by Monte Carlo simulation model using Level 3 inputs based on unobservable inputs and require significant judgement and the face value of the debt is $97.5 million. As of December 31, 2024, the unamortized debt issuance cost and debt discount is $30.3 million.
The significant inputs in the valuations models were as follows:

	New 1L Notes
	As of
	December 31, 2024	June 20, 2024
Expected term (years)	4.47	5.00
Expected average volatility	100.00%	113.96%
	28.70%	60.91%
Expected dividend yield	—%	—%
Risk-free rate	4.04%	4.27%
For the Investor warrants, the valuation was dependent on significant level 3 inputs such as estimated number of ordinary shares used in the valuation and the associated share price as of June 20, 2024 was 1.2 million and $23.00 per share, respectively. In addition, for the valuation of the New 1L Notes as well as the Investor warrants on June 20, 2024, it was dependent on the expected timing of the closing of the 2024 TZE Private Placement, which was estimated to complete by September 30, 2024. The valuation has also made adjustment for the dilution effect by the market prior to the issuance of such instruments.
Interest expense arising from the New 1L Notes that is recorded in the Consolidated Statements of Operation is as follows:

	Fiscal Year
(In thousands)	2024	2023	2022
Contractual interest expense	$3,169	$—	$—
Amortization of debt issuance costs and debt discount	2,141	—	—
As of December 31, 2024, the if-converted value of the New 1L Notes is below the outstanding principal amount by $51.8 million.
As at December 31, 2024, the Company has pledged certain assets as collaterals for the Existing 1L Notes, New 1L Notes and Exchange Notes (collectively, the “Convertible Debts”). The carrying amount of the assets pledged as collaterals exceeds the Convertible Debts’ principal amount of $351.1 million. The collaterals include all-asset debentures (subject to certain exceptions) over the assets of the Company and assets of certain of its subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands and Switzerland, including but not limited to certain intellectual property, and pledges of the shares of certain subsidiaries incorporated in Singapore, Hong Kong, Bermuda, the Cayman Islands, Switzerland, France, Malaysia and the Philippines. The Existing 1L Notes and the New 1L Notes have first lien security interest over the collaterals while the Exchange Notes are secured on a second lien basis.
Other Debt and Credit Sources
In June 2018, SunPower entered into a trade financing agreement which entitles us to an uncommitted, on demand import and export combined financing of $25.0 million through Standard Chartered Bank Malaysia Berhad (the “SCB Agreement”) at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. The interest rate for the Revolving Credit agreement was updated to 1.5% per annum over SOFR interest rate over a maximum financing tenor of 90 days in August 2022. In March 2024, the facility limit for the Revolving Credit agreement was revised to $25.0 million. In April 2024, SCB has requested that the company maintain cash deposits equal to the amount of credit facility utilized and deposit funds equal to twice the credit utilized for any new draws. The Company has fully repaid the principal and the facility was terminated during fiscal year 2024.
As at December 31, 2023, the outstanding amount and face value of this outstanding debt was $25.0 million. The total amount was recorded in “Short-term debt” on the Consolidated Balance Sheets and matured in fiscal year 2024. During the fiscal years 2024, 2023 and 2022, the Company recorded interest expense of $0.7 million, $2.3 million and $1.6 million, respectively, related to this debt, which is reported as interest expense on the Consolidated Statements of Operations.

NOTE 12. DERIVATIVE FINANCIAL INSTRUMENTS
The following tables present information about our hedge instruments measured at fair value on a recurring basis as of December 31, 2024 and December 31, 2023 all of which utilize Level 2 inputs under the fair value hierarchy:

(In thousands)	Balance Sheet Classification	December 31, 2024	December 31, 2023
Assets:
Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	$697	$313
		$697	$313

Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward exchange contracts	Accrued liabilities	$—	$2,440

Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Accrued liabilities	$3	$—
		$3	$2,440

	December 31, 2024
			Gross Amounts Not Offset in the Consolidated Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$697	$697	$697
Derivative liabilities	3	3	3

	December 31, 2023
			Gross Amounts Not Offset in the Consolidated Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$313	$313	$313
Derivative liabilities	2,456	2,456	2,456
We recorded a loss of $0.5 million, $2.9 million, and $1.5 million on these derivative instruments during fiscal year 2024, 2023 and 2022 respectively under “Other, net” in the Consolidated Statements of Operations.
As of December 31, 2023, there was a cumulative loss of $1.4 million recorded in “Accumulated Other Comprehensive Loss” (“OCL”) in connection with the derivatives designated as cash flow hedges. During fiscal year 2024, we recognized an unrealized gain of $1.7 million and reclassified $0.3 million of gain from OCL to profit or loss, with a net gain on derivatives of $1.4 million in the OCL. As of December 31, 2024, the cumulative gain in OCL for the derivatives was $0.0 million.
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
Foreign Currency Exchange Risk
Designated Derivatives Hedging Cash Flow Exposure
Our cash flow exposure primarily relates to anticipated third-party foreign currency revenues and expenses. We derive a portion of our revenues in foreign currencies as part of our ongoing business operations. In addition, a portion of our assets are held in foreign currencies. We enter into foreign currency option contracts and foreign currency forward exchange contracts designated as cash flow hedges to hedge certain forecasted revenue transactions denominated in Euros and Australian dollars. We also enter into foreign currency forward contracts designated as cash flow hedges to hedge certain forecasted purchase transactions denominated in Chinese Renminbi. Our foreign currency forward and option contracts are entered into for periods consistent with the related underlying exposures and do not constitute positions that are independent of those exposures. There were no outstanding foreign currency forward exchange denominated in Chinese Renminbi designated as cashflow hedges as at December 31, 2024 and December 31, 2023.

As of December 31, 2023, the derivatives designated as hedging instruments for either gross external or intercompany revenue up to our net economic exposure had notional values of $111.8 million. These derivatives have a maturity of ten months or less as of December 31, 2023. The effective portion of these cash flow hedges is reclassified into revenue when third-party revenue is recognized in our Consolidated Statements of Operations. There are no derivatives designated as hedging instruments as of December 31, 2024 due to the sale of the “rest-of-the-world” distributed generation business through the sale of 100% of the equity interests in certain direct and non-direct non-U.S. subsidiaries of the Company to TZE for which the forecast transactions arise from.
Non-Designated Derivatives Hedging Transaction Exposure
Derivatives not designated as hedging instruments consist of forward contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. Changes in exchange rates between our subsidiaries’ functional currencies and the currencies in which these assets and liabilities are denominated can create fluctuations in our reported consolidated financial position, results of operations and cash flows. As of December 31, 2024, to hedge balance sheet exposure, we held foreign currency forward contracts with an aggregate notional value of $12.0 million. These foreign currency forward contracts have maturity of nine months or less. As of December 31, 2023, to hedge balance sheet exposure, we held foreign currency forward contracts with an aggregate notional value of $26.3 million. These contracts matured during fiscal year 2024.
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
NOTE 13. INCOMES TAXES

Benefits from (Provision for) Income Taxes
The components of current and deferred income tax credit (expense) reflected in the Consolidated Statements of Operations are as follows:

	Fiscal Year
(In thousands)	2024	2023	2022
(Loss) income before income taxes and equity in losses of unconsolidated investees
Domestic	$479,612	$(384,890)	$(307,284)
Foreign	(1,076,234)	111,364	81,401
	$(596,622)	$(273,526)	$(225,883)

(Provision for) benefits from income taxes:
Current tax (expense) benefits
Domestic	$(607)	$(463)	$134
Foreign	(17,700)	3,525	(23,727)
	(18,307)	3,062	(23,593)

Deferred tax benefit
Domestic	—	16	—
Foreign	355	(2,452)	(8,598)
	355	(2,436)	(8,598)

(Provision for) benefits from income taxes	$(17,952)	$626	$(32,191)

The benefits from (provision for) income taxes differs from the amounts obtained by applying the statutory Singapore tax rate of 17% to income before taxes as shown below:

	Fiscal Year
(In thousands)	2024	2023	2022
Statutory rate	17%	17%	17%
Tax benefit at statutory rate	$101,427	$46,500	$38,400
Foreign tax rate differential	(22,110)	(41,357)	(45,985)
Change in valuation allowance	(85,719)	(10,746)	(30,595)
Unrecognized tax benefits	(7,570)	1,332	3,455
Tax credits carryforward	(1,730)	2,797	—
Other	(2,250)	2,100	2,534
(Provision for) benefits from income taxes	$(17,952)	$626	$(32,191)
In the year ended December 31, 2024, the change in effective tax rates was contributed by provision made on uncertain tax position of a jurisdiction amounting $7.6 million. There was also a significant valuation allowance recognized against our deferred tax assets which increased the tax expense, as part of the tax expense under “Other”, was for Swiss capital tax and recognition of deferred tax. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable     income.
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
SunPower Malaysia Manufacturing Sdn. Bhd. enjoys a tax incentive in Malaysia where we manufacture our solar power products, subject to certain terms and conditions imposed by MIDA. The current tax incentive in Malaysia was granted to our former joint venture (now a wholly owned subsidiary). The full tax exemption for the third and final five-year tranche of this incentive was reinstated in fiscal year 2023, subject to meeting certain conditions, and will expire on June 30, 2026. Following cessation of Malaysia manufacturing operation in 2024, the company had seek to terminate the incentive ahead of its original expiration date. We have yet to receive confirmation from Malaysia authority on this request and due to the uncertainty of this outcome we have recognised an uncertain tax position for the year ended December 31, 2024.
Maxeon Singapore received a Development and Expansion Incentive - International Headquarters Award (“DEI-IHQ”) from the Singapore Economic Development Board (“EDB”) with effect from January 1, 2021 and will allow qualifying activities to be taxed at a concessionary tax rate, subject to certain terms and conditions imposed by EDB. Maxeon Singapore requested to terminate the tax incentive and the request was granted via notification by EDB dated 25 June 2024. Hence, we have applied the statutory Singapore corporate income tax rate of 17% for the year ended December 31, 2024.

Deferred Tax Assets and Liabilities
Long-term deferred tax assets and liabilities are presented in the Consolidated Balance Sheets as follows:

	As of
(In thousands)	December 31, 2024	December 31, 2023
Deferred tax assets:
Net operating loss carryforwards	$212,403	$64,596
Tax credits carryforward	685	2,559
Reserves and accruals	20,049	17,380
Lease liabilities	6,193	4,724
Fixed assets	14,163	1,538
Identified intangible fixed assets	501
Others	2,172	1,744
Total deferred tax assets	256,166	92,541
Valuation allowance	(234,932)	(71,827)
Total deferred tax assets, net of valuation allowance	21,234	20,714
Deferred tax liabilities:
Intangible assets and accruals	(1,957)	(585)
Reserves and accruals	(17,101)	(20,891)
Right-of-use assets	(5,146)	(4,295)
Fixed asset	(1,584)	(1,581)
Other	(760)	(363)
Total deferred tax liabilities	(26,548)	(27,715)
Net deferred tax liabilities	$(5,314)	$(7,001)
The Company’s deferred tax assets primarily relate to timing differences that are expected to reverse and net operating losses. The foreign and domestic net operating losses are $205.0 million and $1,089.2, respectively. As of December 31, 2024, net operating losses were primarily comprised of: $23.9 million and $0.43 million from SPMY and SPJA, respectively, which expire in years 2033 through 2034 and 1,269.9 which can be carried forward indefinitely and are available for offset against future tax liabilities.
The Company has $1.9 million of U.S. research tax credits, which would expire in 2044 if not utilized.
Valuation Allowance
In determining whether it is more likely than not that deferred tax assets are recoverable, the assessment is required to be done on a jurisdiction by jurisdiction basis; we believe that sufficient uncertainty exists with regard to the realizability of these assets such that a valuation allowance is necessary. Factors considered in providing a valuation allowance include the lack of a significant history of consistent profits, the lack of consistent profitability in the solar industry, the limited capacity of carrybacks to realize these assets, and other factors. Based on the absence of sufficient positive objective evidence, we are unable to assert that it is more likely than not that we will generate sufficient taxable income to realize net deferred tax assets. Should we achieve a certain level of profitability in the future, we may be able to reverse the valuation allowance which would result in a non-cash income statement benefit of $234.9 million.

Reinvestment of Unremitted Earnings
The Company may be subject to foreign withholding and other taxes on these undistributed earnings and may need to record a deferred tax liability for any outside basis difference. However, as of December 31, 2024, the calculated deferred tax liability is immaterial, thus, not booked.
As of December 31, 2024, the Company has undistributed earnings of certain foreign subsidiaries of approximately $126.2 million that remain indefinitely reinvested, and as such has not recognized a deferred tax liability. The Company determined that any outside basis differences were immaterial as at December 31, 2024.
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
A reconciliation of the beginning and ending amounts of unrecognized tax benefits during fiscal years 2024, 2023, and 2022 is as follows:

	Fiscal Year
(In thousands)	2024	2023	2022
Balance at beginning of period	$21,641	$33,861	$34,695
Additions for tax positions related to the current year	7,751	(10,971)	10,971
Reduction of tax position relating to settlement with taxing authorities	—	—	(2,252)
Reductions for tax positions from prior years/statute of limitations expirations	(1,736)	(1,498)	(9,249)
Foreign exchange loss (gain)	(133)	249	(304)
Balance at end of period	$27,523	$21,641	$33,861

The unrecognized tax benefits for fiscal years 2024, 2023, and 2022 are $27.5 million, $21.6 million, and $33.9 million respectively, that if recognized, would impact our effective tax rate. Certain components of the unrecognized tax benefits are recorded against deferred tax asset balances.
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

Classification of Interests and Penalties
We accrue interest and penalties on tax contingencies which are classified as “Provision for income taxes” in our Consolidated Statements of Operations. Accrued interest and penalties as of December 31, 2024 and December 31, 2023 was $0.7 million and $0.5 million, respectively. Meanwhile, the interest and penalties recognized in “(Provision for) benefits from Income Taxes” in the Consolidated Statements of Operations for fiscal year 2024 and 2023 was a charge of $0.2 million and a credit of $0.4 million, respectively.
Tax Years and Examination
Tax returns are filed in each jurisdiction in which we are registered to do business. In many countries in which we file tax returns, a statute of limitations period exists. After the statute of limitations period expires, the respective tax authorities may no longer assess additional income tax for the expired period. Similarly, we are no longer eligible to file claims for refund for any tax that we may have overpaid. We have a tax examination in Switzerland (tax year 2019 to 2023), Philippines (tax year 2021) and Singapore (tax year 2021) as of December 31, 2024.
We do not expect the examinations to result in a material assessment outside of existing reserves. If a material assessment in excess of current reserves results, the amount that the assessment exceeds current reserves will be a current period charge to earnings.
NOTE 14. ORDINARY SHARES
On April 14, 2021, we announced a public offering to sell, subject to market and other conditions, $125.0 million of ordinary shares through an underwritten public offering. Maxeon also granted the underwriters an option, to purchase up to an additional $18.7 million of ordinary shares offered in the public offering on the same terms and conditions, at a public offering price of $1,800.00 per share (together with the public offering, the “2021 Offering”). The option was exercised in full by the underwriters. 80,460 shares were issued during the 2021 Offering, with 599 shares issued to a third-party as payment for issuance cost incurred.
In addition, pursuant to a stock purchase agreement, dated April 13, 2021, TZE Maxeon agreed to sell to TZE 18,700 ordinary shares at $1,800.00 per share, in the 2021 TZE Private Placement.
The 2021 Offering and the 2021 TZE Private Placement closed in April 2021. The net proceeds were approximately $169.7 million after giving effect to the underwriting discounts and commissions as well as other issuance costs.On May 19, 2023,the Company completed the Company Offering and the TotalEnergies Offering, each at a price per share of $2,800.00.
In addition, pursuant to a share purchase agreement, dated May 16, 2023, Maxeon completed the 2023 TZE Private Placement with TZE SG. The net proceeds from the Company Offering and 2023 TZE Private Placement were approximately 193.5 million after giving effect to the underwriting discounts and commissions, as well as other offering costs. The Company did not receive any proceeds from the TotalEnergies Offering.
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
In connection to the issuance of the New 1L Notes (as defined under “Note 4. TCL Zhonghuan Renewable Energy Technology Co.”) on June 20, 2024, the Company has also issued penny warrants to TZE (the “TZE SG Warrant”) for no additional consideration, granting TZE SG the right to purchase certain ordinary shares of the Company. TZE has fully exercised such warrants which gave rise to the issuance of 1,345,663 ordinary shares with a proceed of $1.3 million.

On August 30, 2024, the Company sold 82,919 ordinary shares to TZE SG at a price of $1,206.00 per share in a private placement (the “2024 TZE Private Placement”) exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to this, TZE SG obtained a controlling stake in the Company and the Shareholders Agreement between the Company and TZE SG has been amended and restated.
On October 8, 2024, the Company implemented a 1-for-100 reverse stock split of its issued and outstanding shares. The reverse stock split was authorized by the Board of Directors of the Company.

All share and per share information in these financial statements retroactively reflect this reverse stock split.
Ordinary Shares
Voting Rights - Ordinary Shares
All ordinary stockholders are entitled to one vote per share on all matters submitted to be voted on by our stockholders.
Dividends - Ordinary Shares
All ordinary stockholders are entitled to receive equal per share dividends when and if declared by the Board of Directors.
Shares Reserved for Future Issuance Under Equity Compensation Plans
We had shares of ordinary shares reserved for future issuance as follows:

	As of
(In thousands)	December 31, 2024	December 31, 2023
Equity compensation plans	953	1,554
NOTE 15. NET LOSS PER SHARE
We calculate basic net loss per share by dividing earnings allocated to ordinary stockholders by the basic weighted-average number of ordinary shares outstanding for the period. Shares issued in connection with the Physical Delivery Forward are excluded for the purpose of calculating net loss per share after its reclassification from liability to equity at the end of the Note Valuation Period as this constitutes a share lending arrangement. Diluted weighted-average shares is computed using basic weighted-average number of ordinary shares outstanding plus any potentially dilutive securities outstanding during the period using the treasury-stock-type method and the if-converted method, except when their effect is anti-dilutive. Potentially dilutive securities include stock options, restricted stock units, and the outstanding Notes. The following table presents the calculation of basic and diluted net loss per share attributable to stockholders:

	Fiscal Year Ended
(In thousands, except per share data)	December 31, 2024	December 31, 2023	January 1, 2023
Net loss:
Net loss attributable to stockholders	(614,300)	(275,829)	(267,424)

Number of shares:
Basic and diluted weighted-average common shares(1)	6,399	464	409

Basic and diluted net loss per share(1)	(96.00)	(594.46)	(653.85)

(1)No adjustment is made to the numerator and denominator for fiscal years 2022, 2023 and 2024 as the inclusion of all potentially dilutive restricted stock units, common shares under the Green Convertible Notes, the 2L Notes, the exchange warrants, the Existing 1L Notes and the New 1L Notes, where applicable, and prepaid forward would be anti-dilutive. Therefore, these were excluded from the computation of the weighted-average shares for diluted net loss per share.

The following is a summary of outstanding potentially dilutive securities that was excluded from diluted net loss per share attributable to stockholders in the following periods:

	Fiscal Year Ended
(In thousands)	December 31, 2024	December 31, 2023	January 1, 2023
Restricted stock units	5	16	9
Green Convertible Notes	—	110	110
Exchange Notes	2,744	—	—
Exchange warrants	6,558	—	—
Existing 1L Notes	13,026	89	89
New 1L Notes	6,063	—	—
Prepaid forward	25	25	25
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
Equity Incentive Programs
On August 3, 2020, the Board of Maxeon adopted the 2020 Omnibus Incentive Plan (the “2020 Plan”), which was approved by SunPower, the sole shareholder prior to the Spin-off, on August 4, 2020, authorizing an aggregate number of shares available for issuance as award was 3,889,754. The 2020 Plan allows for the grant of awards representing the right to acquire, or based on the value of, Maxeon’s ordinary shares (“Maxeon Shares”), and includes non-statutory share options, share appreciation rights, restricted shares, restricted share units, and cash-based incentive awards. Replacement awards may also be granted under the Plan in substitution of awards of ordinary shares of SunPower Corporation held by certain participants whose employment will be transferred to Maxeon. The 2020 Plan includes an automatic annual increase mechanism equal to three percent of the number of outstanding Maxeon Shares of all classes of Maxeon on the last day of the immediately preceding fiscal year or by a small number determined by the Board. On February 28, 2024, the Compensation Committee of the Board, through delegated authority, approved an additional 1,348,978 Ordinary Shares which will be available and authorized for issuance under the 2020 Plan, on top of the initial authorized number of shares and the automatic annual increase mechanism. Under the 2020 Plan, the restricted stock units typically vest in equal installments annually over four years. Starting from fiscal year 2024, awards granted vest in equal installments annually over three years.
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
In addition to the New PSU Grant, the Company also rolled out the Transformation Performance Share Unit PSU Plan (the “Transformation PSU Plan”) with a number of PSUs to be vested after achieving certain targets for the respective performance period (“Transformation PSU Grant”). 40% of the Transformation PSU Grant will vest in two equal annual installments, upon achieving the one-year target and 60% of the Transformation PSU Grant will vest in two equal annual installments, upon achieving the two-year target. The vesting of the award is subjected to continuous service through the applicable vesting date. The Transformation PSU Plan is introduced to replace the previous Transformation Incentive Plan (“TIP”) that was granted in fiscal year 2022 which has since been terminated with the grant of the Transformation PSU Plan. The introduction of the Transformation PSU Plan modified the key terms and conditions of TIP Plan from performance-based condition to a market-based condition, and accordingly has been treated as modification of award from liability award to equity award. The modification affects 8 grantees that were previously qualified for the TIP Plan but does not result in a significant incremental compensation cost. Accordingly, the expected award value for TIP as of January 1, 2023 with carrying amount of $1.7 million that was recorded in “Accrued liabilities” in the “Consolidated Balance Sheets” has been reversed out in fiscal year 2023. The Transformation PSU Plan was terminated during fiscal year 2024.
The majority of shares issued are net of the minimum statutory withholding requirements that Maxeon pays on behalf our employees. During fiscal year 2024 and 2023, Maxeon withheld 4 and 7,864 shares to satisfy the employees’ tax obligations. Maxeon pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as ordinary shares repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.
The following table summarizes the stock-based compensation expense by line item in the Consolidated Statements of Operations:

	Fiscal Year Ended
(In thousands)	December 31, 2024	December 31, 2023	January 1, 2023
Cost of revenue	$2,474	$989	$1,535
Research and development	2,658	3,279	1,513
Sales, general and administrative	23,568	14,058	11,532
Total stock-based compensation expense	$28,700	$18,326	$14,580

For fiscal year 2024, 2023 and 2022, the net stock-based compensation expense capitalized to inventory$44.9 thousand, $2.0 million and $0.2 million, respectively.
The following table summarizes the non-vested restricted stock units' activities under the 2020 Plan:

	Restricted Stock Units	Performance Stock Units
(In thousands)	Shares	Shares
Outstanding as of December 31, 2023	$27	$15
Granted	$58	$1
Vested	$(33)	$—
Forfeited	$(6)	$(12)
Outstanding as of December 31, 2024	46	4
We estimate the fair value of our restricted stock awards and units at our stock price on the grant date. The weighted-average grant date fair value of restricted stock units and performance stock units granted under the 2020 Plan during fiscal year 2024, 2023 and 2022 was $0.55, $15.60 and $15.34 respectively. The total fair value of restricted stock units and performance stock units vested under the 2020 Plan during fiscal year 2024, 2023 and 2022 was $4.1 million,$13.4 million and $13.1 million, respectively.
As of December 31, 2024, the total unrecognized stock-based compensation related to outstanding restricted stock units and performance stock units was $20.8 million, which we expect to recognize over a weighted-average period of 0.3 years.
NOTE 17. SEGMENT AND GEOGRAPHICAL INFORMATION
We determine operating segments based on how our chief operating decision maker (“CODM”) manages the business, including making operating decisions, deciding how to allocate resources and evaluating operating performance. Our CODM is our Chief Executive Officer who reviews our operating results on a consolidated basis. We operate in a single operating segment and a single reportable segment based on the operating results available that is also reported on the Consolidated Statements of Operations and evaluated regularly by our CODM to make decisions about resource allocation and assess performance. Significant segment expenses are the same as these presented under the operating costs and expenses in the Consolidated Statements of Operations. The following table summarizes the allocation of net revenue based on geography:

	Fiscal Year
(In thousands)	2024	2023	2022
United States(1)	$320,626	$645,112	$427,111
Italy	60,943	139,506	126,195
Rest of world(2)	127,479	338,492	506,807
Total revenue	$509,048	$1,123,110	$1,060,113
(1)During fiscal years 2024, 2023 and 2022, we had sales of $31.4 million, $206.0 million and $283.3 million, respectively, to SunPower representing the sale of solar modules to SunPower. The pricing term is based on the governing supply agreement with SunPower for the respective period.
(2)Revenue included under “Rest of the world” comprise of countries that are individually less than 10% for the periods presented.
Revenues are attributed primarily based on the destination of the shipments.

The following table summarizes the allocation of net property, plant, and equipment based on geography:

	As of
(In thousands)	December 31, 2024	December 31, 2023
Malaysia	$61,145	$133,119
Mexico	1,933	72,572
Philippines	—	59,485
Europe	—	30
Singapore	4,284	11,857
United States	5,455	2,905
Rest of world	41	57
Property, plant, and equipment, net, by geography	$72,858	$280,025
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

NOTE 19. BALANCES CLASSIFIED AS HELD FOR SALE

As at December 31, 2024, assets held for sale represents the total assets of those entities that the Company has divested, subsequent to year end, for its “rest-of-the-world” distributed generation business through the sale of 100% of the equity interests in certain direct and non-direct non-U.S. subsidiaries of the Company to TZE, accompanied by the sale to TZE of certain assets relating to such business. The sale of these assets were completed in the first quarter of 2025. For more details, refer to Note 20 Subsequent Event. In fiscal year 2023, asset held for sale represents fixed assets that have satisfied the held for sale criteria under ASC 360 Property, Plant and Equipment for which the sale happened in the first quarter of 2024. Such assets are carried at the lower of carrying amount and fair value less costs to sell.

	As of
(In thousands)	December 31, 2024	December 31, 2023
Cash and cash equivalents	$9,556	$—
Restricted cash and cash equivalents	687
Accounts receivable, net	7,508	—
Inventories, net	57,306	—
Prepaid expenses and other current assets	15,705	—
Property, plant and equipment, net	67,812	466
Operating lease right of use assets	323	—
Intangible assets, net	14	—
Other long-term assets	13,358	—
Total assets classified as held for sale	$172,269	$466

Accounts payable	$56,755	$—
Accrued liabilities	26,623	—
Contract liabilities, current portion	1,823	—
Short-term debt	1,685	—
Operating lease liabilities	317	—
Deferred tax liabilities	1,116	—
Other long-term liabilities	17,049	—
Total liabilities classified as held for sale	$105,368	$—

NOTE 20. SUBSEQUENT EVENT

Closing of ‘Rest-of-the-World’ Distributed Generation Business Sale Transaction

On February 28, 2025, the Company has completed the sale of 100% equity interest in SunPower Philippines Manufacturing Ltd, a Cayman incorporated legal entity and wholly owned indirect subsidiary of Maxeon, to

Lumetech Pte Ltd., a subsidiary of TZE, The aggregate consideration for the sale of the shares will be $58.6 million. The following agreements were also entered with Lumetech Pte Ltd.:
•Procurement Agency Agreement to sell certain specifically identified assets and liabilities associated with the business activities within the country of the Philippines that are held by the Company or its subsidiaries. The aggregate consideration for the assets sale is approximately $7.3 million
•Transitional Services Agreement pursuant to which the parties thereto will agree to provide certain global shared services to the Company and/ or its affiliates and vice versa: and
•Bilateral Development Services Agreement to which Lumetech and any of its affiliates will cooperate with an affiliate of the Company and its respective affiliates on the development of Maxeon 8 technology

On March 31, 2025, the Company has completed the sale of 100% equity interest in certain direct and non-direct non-U.S. subsidiaries of the Company to Lumetech B.V. (“Lumetech B.V.”), a subsidiary of TZE organized under the laws of the Netherlands, and TCL SunPower International Pte. Ltd. (“TCLSI”), a subsidiary of TZE organized under the laws of Singapore (“TCL SunPower”). The aggregate consideration for the sale was approximately $28.9 million. Pursuant to the Sale and Purchase Agreement, net intercompany debt of $90.5 million was assumed by the purchasers, releasing and discharging the Company from the obligation to repay such debt. The following agreements were also entered with Lumetech B.V. and TCLSI:
•Trademark Assignment Agreement to acquire all of the Company’s right, title and interest, in certain trademarks for a total consideration of $6.7 million
•Asset Transfer Agreement to sell, assign and transfer certain identified items. In addition,the Company will be discharged in full all the obligations imposed in certain warranties, including servicing the warranty holders.
•Transitional Services Agreement pursuant to which the parties thereto will agree to provide certain global shared services to the Company and/ or its affiliates and vice versa

Update on CBP product review

In late March 2025, CBP informed Maxeon that it denied the Company’s protests on the detained shipments of Maxeon 3, Maxeon 6, and Performance 6 solar panels that started under the Biden Administration in July 2024, resulting in their continued exclusion. This decision was made despite Maxeon's comprehensive and transparent mapping of its supply chains and submission of thousands of pages of documentation demonstrating full compliance with the Uyghur Forced Labor Prevention Act (UFLPA).